Form 20-F
period 2002-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2003-06-27
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

     (   )REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934

OR

     (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002

OR

     (   )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     Commission file number 001-14184

    B.O.S BETTER ON LINE SOLUTIONS LTD.
     (Exact name of Registrant as specified in its charter)

    ISRAEL
     (Jurisdiction of incorporation or organization)

    Beit Rabin, 100 Bos Road, Teradyon Industrial Park, Misgav, 20179, Israel
     (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act:

    NONE
     (Title of each class)

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

    Ordinary Shares, par value NIS 4.00 per share (post reverse split effected May 29, 2003)
     (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

    NONE
     (Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

    3,177,264 Ordinary Shares, NIS 4.00 par value per share, as of December 31, 2002 (on a post reverse split basis, taking into account the 4 to 1 reverse stock split effected on May 29, 2003).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes     X       No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ____        Item 18     X

ii

iii

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not required.

Item 2: Offer Statistics and Expected Timetable

Not required.

Item 3: Key Information Regarding B.O.S.

Unless the context in which such terms are used would require a different meaning, all references to “BOS”, “we” or “our” refer to B.O.S. Better On-Line Solutions Ltd

3A.        Selected Consolidated Financial Data

The consolidated statement of operations data for B.O.S Better On-Line Solutions Ltd. set forth below with respect to the years ending December 31, 1998, 1999, 2000, 2001, and 2002, and the consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001, and 2002, have been prepared in accordance with Israeli GAAP which is substantially identical in all material aspects to those followed in the United States (U.S. GAAP), except as described in Note 19 to the Consolidated Financial Statements.

Financial information for the years ended December 31, 2001 and 2002 was audited by Kost, Forer & Gabbay, independent certified public accountants and a member of Ernst & Young Global, while financial information for the years ended December 31, 1998, 1999 and 2000 was audited by Somekh Chaikin, independent certified public accountants in Israel and members of KPMG International. The selected consolidated financial data presented below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Form 20-F.

Since the Company’s shares are traded on the NASDAQ in the United States, the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement No. 36 of the Institute of Certified Public Accountants in Israel. Thus, the functional and reporting currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are translated to the U.S. dollar using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency conversion are reported in current operations.

Certain subsidiaries of the Company, which operate independently of the Company, prepare their financial statements in a functional currency other than the U.S. dollar. The functional currency of these companies was determined based on their economic environment and on the currency in which the majority of their sales are made and costs are incurred. The financial statements of these companies, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars, in accordance with Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. The amounts on the statement of operations have been translated by using the average exchange rate for the year.

The resulting difference between the investment and the re-measurement of shareholders' equity, in respect of the said companies, and according to changes in the exchange rates of the different functional currencies is recorded as financial income (expenses).

Statement of Operations Data:
(In US thousands of dollars with the exception of per share data)

Year Ended December 31:
	2002	2001	2000	1999	1998

Revenues	9,441	6,042	7,294	6,720	7,463
Cost of revenues	2,300	2,703	2,399	1,936	2,418

Gross profit	7,141	3,339	4,895	4,784	5,045
Operating expenses:
Research and development, net	2,182	1,757	2,177	1,486	1,793
Selling and marketing	3,705	4,811	4,185	3,024	3,017
General and administrative	1,697	1,243	2,279	2,181	1,650

Total operating expenses	7,584	7,811	8,641	6,691	6,460

Operating loss:	(443)	(4,472)	(3,746)	(1,907)	(1,415)
Financial income (expense), net	295	427	639	(91)	73
Restructuring costs	-	(132)	(83)
Other expenses	(285)	(480)	(479)	2,150	12

Profit (Loss) before equity in
losses of an affiliated company	(433)	(4,657)	(3,669)	152	(1,330)
Equity in losses of an affiliated
company	-	-	(1,283)	(696)	(221)

Net loss from continuing
segment	(433)	(4,657)	(4,952)	(544)	(1,551)
Net loss related to discontinued
segment	(7,674)	(8,313)	(2,743)	(522)	(839)

Net loss	(8,107)	(12,970)	(7,695)	(1,066)	(2,390)

Basic and diluted net loss per
share
from continuing segment	$(0.03)	$(0.38)	$(0.39)	$(0.04)	$(0.19)

Basic and diluted net loss per
share related to discontinued				$(0.06)	$(0.10)
segment
	$(0.62)	$(0.67)	$(0.23)

Basic and diluted net loss per
share	$(0.65)	$(1.05)	$(0.62)	$(0.10)	$(0.29)
Weighted average number of
shares outstanding during the
year (post 1:4 reverse-split)	3,115	3,097	2,982	2,388	2,040

Year Ended December 31:

Balance Sheet Highlighted	2002	2001	2000	1999	1998
Data:

Cash and Cash Equivalents	5,246	8,325	16,470	261	1,005

Working Capital (*)	5,980	7,008	17,378	290	1,223

Total Assets	16,439	30,767	45,670	33,151	21,042

Short-term bank credit and
current maturities of long-term	0	286	429	421	0
debt

Long-term debt	231	280	591	1,056	131

Shareholders equity	8532	16,478	29,444	13,675	11,310

(*)Working capital comprises
of:
Current assets	9,525	10,677	20,795	3,411	3,748

Less: current liabilities	3,545	3,669	3,417	3,121	2,525

	5,980	7,008	17,378	290	1,223

3B.        Capitalization and Indebtedness

Not applicable

3C.        Reasons for the Offer and Use of proceeds

Not applicable

3D.        Risk Factors

The following factors, in addition to other information contained or incorporated by reference in this Form 20-F, should be considered carefully.

This report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

We urge you to consider that statements which use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Market data and forecasts used in this report have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

A year ago we decided to sell our subsidiary, Pacific Information Systems, Inc. (“PacInfoSystems”), but were unsuccessful, and due to PacInfoSystems’ severe financial situation, we decided to dissolve the business and we are currently negotiating a settlement with PacInfoSystems’ creditors.

On May 24, 2002, the Company announced its intention to sell PacInfoSystems due to a change in the Company’s business strategy. PacInfoSystems is the Company’s wholly owned U.S. subsidiary that resells, installs and provides computer networking products to various business entities, yet, management formulated a new strategic plan that provided for the discontinuation of the computer networking business. As a result, the Company decided in May 2002 to sell PacInfoSystems and to write-off amortized goodwill associated with PacInfoSystems in the amount of $3.9 million.

However, the Company’s efforts to sell PacInfoSystems, whose financial situation was deteriorating, were not successful. Further developments, such as the arbitration judgment rendered against PacInfoSystems in the sum of approximately $650K, continuation of poor sales results, termination of line of credit, as well as the loss of some key employees and sales force, left the Company with little choice but to dissolve the business. The Company is now in the process of working out a settlement with PacInfoSystems’ creditors. Although, as of this date, a settlement has been reached with a majority of PacInfoSystems’ creditors, there can be no assurance that such a settlement will be reached with the remainder of the creditors, thus resulting in additional costs to the Company, and a risk that those creditors will force PacInfoSystems into bankruptcy proceedings, in which case a trustee will be appointed.

Furthermore, certain actions involving the dissolution of the business, if occurring before the end of 2003, may trigger a tax event for Mr. Jacob Lee, who sold PacInfoSystems to the Company in 1998, and to whom the Company may be obligated, under the purchase agreement, to grant Mr. Lee a loan and to reimburse Mr. Lee for certain tax payments, currently estimated at approximately $1.5 million, towards the tax payment, while receiving a security interest in the Company’s shares Mr. Lee currently holds. There can be no assurance that the Company will be able to avoid the trigger of a tax event resulting in an obligation to loan Mr. Lee such a substantial amount of money. Such a loan may adversely affect our business condition and results of operations.

In early 2002 we transformed the corporate structure of the Company into a holding company specializing in technology. Later on in 2002, we decided that due to the promise of our new line of IP products, the Company would focus on its core business – that of its Israeli subsidiary, BOScom Ltd. Our transformation into a holding company may not be successful, which would adversely affect our long-term growth, and our decision to concentrate on our core business, may not prove profitable.

In January 2002, we transformed the corporate structure of the Company into a holding company specializing in technology, which represents a new operating strategy for the Company. We do not have experience operating as a holding company, which may require different resources than those that are currently available to the Company. Accordingly, there can be no assurance that the Company will be able to make the necessary adjustments to achieve long-term growth. If we were to fail to make the corporate transition in an efficient, timely manner, the business and operations of the Company may be adversely affected. Additionally, later on in 2002, we decided that due to the promise of our new line of IP products, the Company would focus on its core business – that of its Israeli subsidiary, BOScom Ltd. There can be no assurance that this focus on IP telephony, rather than seeking a wide-range of technology investments, shall be successful and profitable, and may adversely affect our business condition and results of operations.

The Company’s shares may be delisted from the Nasdaq National Market for failure to meet Nasdaq’s requirements.

The Company’s Ordinary Shares had been trading under the $1.00 per share continued listing requirement of the Nasdaq National Market, for a few months. The Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq’s minimum bid price and shareholders’ equity requirements ($10 million) for continued listing on the National Market, and requested a hearing, which was held on February 13, 2003.

As a result of the hearing and supplemental information presented to the Nasdaq Listing Qualifications Panel by the Company, the Panel, in a letter dated March 31, 2003, advised that it was of the opinion that the Company had presented a definitive plan that will enable it to evidence compliance with all requirements for continued listing on the Nasdaq National Market within a reasonable period of time and to sustain compliance with those requirements over the long term. Accordingly, the Panel determined to continue the listing of the Company’s securities on the Nasdaq National Market pursuant to a detailed exception, which included the filing of a proxy statement evidencing its intent to seek shareholder approval for a reverse stock split sufficient to satisfy the $1.00 bid price requirement, and the demonstration of a closing bid price of at least $1.00 per share on or before June 2, 2003, and immediately thereafter evidencing such a closing bid price for a minimum of ten consecutive trading days. Additionally, according to the exception, the results of the first fiscal quarter of 2003 must show shareholders’ equity of at least $10 million.

The Company successfully met all conditions of the exception. However, there can be no assurance that the Company will be able to continue to meet this or other Nasdaq requirements to maintain its Nasdaq National Market listing, in which case it will need to apply for a transfer of its Ordinary Shares to the Nasdaq Small Cap Market.

The market value of the Company may suffer as a result of the reverse-split of our shares.

On May 22, 2003, the shareholders approved a reverse-split of the Company’s Ordinary Shares with a 1:4 ratio, in order to meet the $1.00 minimum bid price requirement, and the listing exception granted to us. It is anticipated that the increase in the price level of the Ordinary Shares as a consequence of the reverse-split might be proportionately less than the decrease in the number of Ordinary Shares outstanding, thus reducing the aggregate market value of the Company, and there can be no assurance that the aggregate market value prior to the reverse-split shall be regained in the future.

Our future levels of sales and profitability are unpredictable.

Our ability to maintain and improve future levels of sales and profitability depends on many factors.

These factors include:

  the continued demand for our existing products;
  our ability to develop and sell new products to meet customer needs;

  management’s ability to control costs and successfully implement our business strategy; and
  our ability to manufacture and deliver products in a timely manner.

There can be no assurance that we will experience any growth in sales or profitability in the future or that the levels of historic sales or profitability experienced over previous years will continue in the future.

We depend on certain key products for the bulk of our sales.

Our IBM midrange related products account for most of our sales. We anticipate that our IBM midrange related products will continue to account for a significant portion of our sales and profitability in the foreseeable future. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected.

To reduce the risk of such a decline or decrease due to competitive pressures or technical obsolescence, we are continually seeking to reduce costs, upgrade and expand the features of our IBM related products, expand the applications for which the products can be used and increase marketing efforts to generate new sales.

Although we are developing and introducing new remote communications products and increasing our marketing efforts, there can be no assurance that the planned enhancements or the new developments will be commercially successful, or that we will be able to increase sales of our IBM midrange products.

If we are unsuccessful in developing and introducing new products, we may be unable to expand our business.

The market for some of our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressure on existing products.

We established our subsidiary Lynk, which is now known as BOScom, for the purpose of developing, manufacturing and marketing new products for remote networking connectivity and IP telephony However, the IP telephony market has been unstable and vulnerable over the past years, and competing in such a market may be a risky endeavor. The IP telephony market has suffered from low image due to availability, reliability and quality problems. As such, there can be no assurance that we will realize significant revenues from products developed and introduced by BOScom.

Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products as well as additional applications for existing products, in each case on a timely basis, will be critical in our ability to grow and remain competitive. Although these products are related to, and even incorporate our existing products, there can be no assurance that we will be able to successfully develop and market any such new products. If we are unable to develop products that are competitive in technology and price and responsive to customer needs, for technological or other reasons, our business will be materially adversely affected.

We depend on key personnel and need to be able to retain them and our employees.

Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is intense competition for employees with technical expertise in our industry. Our success will depend, in part on:

  our ability to retain the employees who have assisted in the development of our products;
  our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and
  our ability to attract and retain highly skilled computer operating, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We may be unable to effectively manage our growth and expansion, and as a result, our business results may suffer.

Our goal is to grow significantly over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our manufacturing, testing, quality control, delivery and service capabilities. These factors could place a significant strain on our resources.

Our inability to meet our manufacturing and delivery commitments in a timely manner (as a result of unexpected increase in orders for example) could result in loss of sales, our exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

Our inability to manage growth effectively could have a significant effect on our business, financial condition and results of operations.

We have limited experience in making acquisitions.

We may wish to pursue the acquisition of businesses, products and technologies that are complementary to ours. However, to date, our management has had limited experience in making acquisitions. In June 1998, we acquired PacInfoSystems, which is based in Portland, Oregon.and in 2001, PacInfoSystems acquired Dean Technologies LLC (“Dean Tech”), which is based in Grapevine, Texas. Acquisitions involve a number of other risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

We are engaged in a highly competitive industry, and if we are unable to keep up with or ahead of the technology our sales could suffer. Additionally, we are fairly new players in the highly competitive IP telephony sector, and there are no assurances that we will be able to effectively compete with the more established businesses.

IBM sells competing products to our own, and can exercise significant customer influence and technology control in the IBM host connectivity market. We may experience increased competition in the future from IBM or other companies, which may adversely affect our ability to continue to market our products and services successfully.

We also compete against various companies that offer computer communications products based on other technologies that in certain circumstances can be competitive in price and performance to our products. There can be no assurance that these or other technologies will not capture a significant part of the existing or potential IBM midrange computer communications market.

The market for our products is also characterized by significant price competition. We may therefore face increasing pricing pressures. There can be no assurance that competitors will not develop features or functions similar to those of our products, or that we will be able to maintain a cost advantage or that new companies will not enter these markets. We believe, however, that our significant proprietary know-how and experience in emulation technology gives us long-term advantages.

The IP Telephony market is very competitive with large companies such as Cisco competing for the same market segment. There can be no assurance that we will be able to successfully penetrate the market or realize significant revenues from our line of products and become profitable.

The measures we take in order to protect our intellectual property may not be efficient or sufficient.

Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secret, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Much of our proprietary information is not patentable. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

We rely on certain key suppliers for the supply of components in our products.

We purchase certain components and subassemblies used in our existing products from a single supplier or a limited number of suppliers. In the event that any of our suppliers or subcontractors become unable to fulfill our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained, although we are of the opinion that the level of inventory held by the Company would probably be sufficient to cover such a period.

Sales in the US depend on one master distributor

Up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfoSystems). Currently, we market our products through one master distributor, Bosanova Inc. The sales of our products in the US market currently account for more than 50% of our sales. In the event that we will encounter problems working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found.

Fluctuations in our operating results could result in lowered prices.

Our sales and profitability may vary in any given year, and from quarter to quarter, primarily depending on the number of products sold in the United States and in Europe. In order to maintain and increase sales to the United States and to Europe, we may find it necessary to decrease prices. We will need to offer competitive, low entry prices in order to enter into new markets with new products such as entering the European market with our VoIP products.

We have limited capital resources and we may encounter difficulties raising capital.

The expansion into the IP market will require additional resources and especially working capital. Our efforts to obtain a credit line from a financial institution have not been successful, and therefore we plan to raise capital and/or to collaborate with strategic alliances. However, the IP telephony market has been unstable and vulnerable and we may encounter difficulties raising capital. If our efforts to raise capital do not succeed, our efforts to increase the business and to compete with our competitors may be seriously jeopardized.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based upon its current and projected income, assets and activities, we do not believe that at this time the Company is a passive foreign investment company (a “PFIC”) for US federal income tax purposes, but there can be no assurance that we won’t be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such taxation is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC, however, such an election is conditioned upon the Company furnishing US shareholders annually with certain tax information. The Company does not presently prepare or provide such information, and such information may not be available to US shareholders if the Company is subsequently determined to be a PFIC.

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

We have sold and intend to continue to sell our products in markets through our subsidiaries in the United Kingdom, and France, and through distributors in North America and Europe.

A number of risks are inherent in engaging in international transactions, including -

  international sales and operations being limited or disrupted by longer sales and payment cycles, possible encountering of problems in collecting receivables, governmental controls, or export license requirements being imposed, political and economic instability in foreign countries
  trade restrictions or changes in tariffs being imposed, and laws and legal issues concerning the foreign countries

If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

As part of a global slow down in the world’s technology markets, technology-focused corporations have suffered and as a result their shares have declined in value.

Our Company, like other technology companies, has been significantly impacted by the current market slowdown in the technology industry. There can be no assurance that the technology market will fully recover or that our operating results will not suffer as a consequence.

Inflation and foreign currency fluctuations significantly impact on our business results.

The vast majority of our sales are made in US Dollars and most of our expenses are in US Dollars and New Israeli Shekel (“NIS”). The Dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the Dollar. Our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" with the Palestinians is uncertain and has deteriorated due to Palestinian violence. Furthermore, the threat of a large-scale attack by Palestinians of Israeli civilians and key infrastructure remains a constant fear. The past two years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

Additionally, the recent conflict in Iraq has caused many investors to shy away from Israel, and this has had considerable ripples across the entire Israeli economy.

Generally, male adult citizens and permanent residents of Israel under the age of 48 are obligated to perform up to 31 days of military reserve duty annually, depending on their age and position. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. This requirement directly impacts on our workforce and overall business structure when some of our officers and employees are called upon to perform military service, and such interruptions are difficult to predict (and therefore cannot usually be planned in advance).

If the Israeli Government programs that we benefit from are reduced or terminated, our costs and taxes may increase.

Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for “Approved Enterprise” status. This status confers certain benefits including tax benefits. Our existing facilities have been designated as Approved Enterprises. If we attain taxable income in Israel, these tax benefits will help reduce our tax burden.

The Government of Israel has indicated its intention to reexamine its policies in these areas. The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of these benefits could harm our business and our future profitability.

In addition, in order to maintain our eligibility for the grants and tax benefits we receive, we must continue to satisfy certain conditions, including making certain investments in fixed assets and operations and achieving certain levels of exports. If we fail to satisfy such conditions in the future, we could be required to refund tax benefits which may have been received with interest and linkage differences to the Israeli Consumer Price Index.

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants against payment of royalties from the sale of products developed in accordance with the Program. Regulations set under the Research Law generally provide for the payment of royalties to the Office of the Chief

Scientist of 3.5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry and Trade.

All of our directors and officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

All of our directors and officers reside outside of the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

Item 4: Information on the Company

4A.        History and Development of the Company

We were incorporated in Israel in 1990 as a private corporation under the Israeli Companies Ordinance, 1983. Our headquarters and manufacturing facilities are located at 100 Bos Road, Teradyon Industrial Zone, Misgav 20179 Israel. Our telephone number is 972-4-990-7555.

In January 2002, the Company changed its organizational structure. As part of this change, the Company ’s marketing, development, production and support activities were sold to Lynk, a B.O.S. subsidiary founded in 1995, to develop and market high-quality data access convergence and remote access solutions, and later IP telephony hardware and software telephony, for the corporate market. Following the reorganization, Lynk changed its name to BOScom Ltd.

On May 24, 2002, the Company announced its intention to sell PacInfoSystems (see Risk Factors and Note 18 of the Financial Statements) due to a change in the Company’s business strategy. PacInfoSystems is the Company’s wholly-owned U.S. subsidiary that resells, installs and provides computer networking products to various business entities, yet, management formulated a new strategic plan that provided for the discontinuation of the computer networking business. As a result, the Company decided in May 2002 to sell PacInfoSystems and to write-off amortized goodwill associated with PacInfoSystems in the amount of $3.9 million.

However, the Company’s efforts to sell PacInfoSystems, whose financial situation was deteriorating, were not successful. Further developments, such as the arbitration judgment rendered against PacInfoSystem in the sum of approximately $650K, continuation of poor sales results, termination of line of credit, as well as the loss of some key employees and sales force, left the Company with little choice but to dissolve the business. The Company is now in the process of working out a settlement with PacInfoSystems’ creditors. Although, as of this date, a settlement has been reached with a majority of PacInfoSystems’ creditors, there can be no assurance that such a settlement will be reached with the remainder of the creditors.

Our U.S. subsidiaries are Lynk USA, Inc. and its subsidiary Pacific Information Systems, Inc (into which our US subsidiary, Better On-Line Solutions Inc. was merged in early 2001). Our other subsidiaries are BOScom Ltd., in Israel, and its subsidiaries - Better On-Line Solutions Ltd in the U.K; Better On-Line Solutions S.A.S in France; and BOSDelaware, Inc. in the US. We established another BOScom subsidiary, in Italy in the first quarter of 2001, but decided to close it in December 2001.

In addition, we have an interest in Surf Communications Solutions Ltd. (“Surf”), the leading supplier of embedded network convergence software that lends flexibility and scalability to network products handling data modem, fax, and voice transmissions. Surf’s open system software is integrated into equipment such as media gateways and remote access concentrators developed by original equipment manufacturers in the telecommunications, telephony, and data networking industries. As of December 31, 2002 the Company held 16.13% of the outstanding share capital of Surf (12.8% on a fully diluted basis), and had signed a term sheet with Catalyst Investments, L.P. (“Catalyst”), for the purchase of most of the Surf shares held by Catalyst (the “Transaction”). The Transaction with Catalyst closed on March 30, 2003. Under the terms of the Transaction, the Company purchased 191,548 of Catalyst’s Preferred C shares in Surf, and a pro rata share of the Surf Preferred C warrants held by Catalyst, and in exchange it issued to Catalyst 2,529,100 Ordinary Shares of the Company (representing 19.9% of its current outstanding shares pre-issuance, as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance). The Company has an option to purchase the remaining Catalyst Preferred C shares in Surf by January 31, 2006, and until such purchase shall be granted voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. Thus, the Company now holds 20.6% in Surf, and 16.7% on a fully diluted basis. It holds 23.5% of the voting rights in Surf, and 19.2% on a fully diluted basis.

We design, integrate and test our products in our facilities in northern Israel. In early 1996, we moved into a new facility, which resulted in the expansion of our production capabilities and has allowed us to continue to benefit from substantial Israeli tax incentives.

For a description of our principal capital expenditures, please see Notes 8 and 9 of our Financial Statements.

4B.        Business Overview

Industry Background
In the 1960s and 1970s, the business computing environment was typically organized, with the mainframe in the data center and minicomputers at the division or department level. The host mainframe and minicomputers were accessed by “dumb” terminals at the user level. These host systems featured high performance and throughput and often ran custom-designed, critical applications such as organization-wide payroll, general ledger, inventory management and order processing programs. Because of the importance of the mainframe and minicomputers as central repositories of corporate data and critical applications, significant corporate resources were, and continue to be, dedicated to maintaining this installed hardware and software base. Although these host systems are capable of supporting enterprise-wide information system networks, their applications are generally characterized by limited availability, complex command sequences and character-based user interfaces.

With the introduction and proliferation of the personal computers in the 1980s, a substantial amount of corporate computing power was added to the worker’s desktop, a change facilitated by the availability of increasingly powerful personal productivity applications such as spreadsheets and word processors. Personal computers began replacing dumb terminals and, as the business computing environment became increasingly heterogeneous, organizations found themselves with significant investments in multiple, but often incompatible, systems each performing different functions within an organization.

Despite the functionality of personal computers, users still needed access to certain data and applications residing on host systems. Terminal emulation hardware and software was developed to provide host connectivity by allowing personal computers to emulate the dumb terminals they had replaced. Often, however, these terminal emulation products were complicated, difficult to use and allowed only a single connection to a single host. In addition, terminal emulation products made little or no provision for the integration of host data and applications with personal computers data and applications such as spreadsheets. Therefore, the full capabilities of the personal computers were not available to the user when the personal computer was used as a terminal.

In the mid-1980s, the desire of personal computer users to share files and peripheral devices, and to communicate with other users, led to the widespread implementation of Local Area Networks. Local Area Networks significantly expanded an organization’s ability to more efficiently connect increased numbers of its personal computer users to host environments through a “gateway” dedicated to LAN-to-host communication services. The personal computer software enabling this LAN-to-host connectivity continued to use terminal emulation technology.

The emergence of the Internet/intranets in the 1990s has encouraged the development of numerous new products and services that enable and facilitate access and connectivity of host computers with computer networks. New IBM midrange products have expanded capabilities of the AS/400 in the area of electronic commerce.

Continued widespread use of Twinax cable infrastructure has created a need to develop solutions that can provide these users with such features as e-mail, networking, and Internet. In addition, the advent of the telephony revolution, which allows transmittal of voice data over TCP/IP connections, has created a new direction for IP Telephony products.

An industry trend noticed in the late 1990s was a move to a “thin client” environment. Larger enterprises use this method as a means to reduce cost of ownership by employing Microsoft Windows NT/2000 Terminal Servers, which enable central configuration and user management. Terminals (“thin clients”) are deployed to users throughout the network to provide the requisite connectivity to host applications. BOS moved into this arena in early 2003 with a Linux-based line of thin clients and Ethernet terminals featuring embedded TN5250e/TN3720e emulation and Web browser.

In 1995 the first Client IP telephony solution was introduced to the market by VocalTec, an Israeli company that demonstrated telephone calls over the internet.

Since then, in an accelerated mode, the VoIP (Voice over Internet Protocol) and IP telephony (Internet Protocol Telephony) have become a market with a turnover of billions of dollars.

Large companies like Cisco, as well as telephony players such as Lucent, Nortel, Siemens, Alcatel, Avaya and others are selling IP telephony solutions and embedding such technologies into their product line.

Some players in this market develop solutions for carriers, others focus on the corporate market.

According to market research performed by professional market analysis firms such as Advanced Business Link, the revenues in this market are expected to grow for at least the next 5 years.

Description of Business Product Lines

Our Company operates in two main business product lines:

(a) Connectivity -

We create innovative and powerful solutions for seamless integration of personal computers and Local Area Networks into the midrange host environment. We also design, integrate, test, market and support superior products that provide efficient solutions to personnel connecting personal computers to IBM midrange hosts. Realizing the changing role of this IBM midrange environment in today’s workplace, our mission is to provide our users with technologically advanced and cost-efficient solutions for connectivity between them and personal computers and local area networks, whether local or remote. We sell and support our products worldwide through a network of subsidiaries, distributors, and value-added resellers.

Our proprietary products are sold to users of IBM iSeries, AS/400 and System 3x computers, which are predominantly medium to large sized corporations that use large data banks in their businesses and require the ability to integrate and manipulate the data into graphics and popular personal computer programs. The target market for our products is composed of the owners of approximately 500,000 IBM AS/400 and System 3x computers and the growing number of users who connect to these computers through the Internet, intranets and various other connectivity products. During 1999, we have been expanding our line of products and are now marketing and selling products that are not limited solely to users of midrange IBM computers.

Our main product line is comprised primarily of TCP/IP to Twinax controllers that allows Legacy Twinax equipment to work locally or remotely via TCP/IP line to the AS/400. In addition we have a line of emulation software, to simulate a personal computer environment having the same functionality to which the users are accustomed (i.e. Windows or similar graphical interfaces), while using a midrange computer. The emulation solutions are offered at two levels - at the user interface level and at the computer connectivity level. At the user interface level, our emulation technology allows customers to utilize popular Windows functions and graphics. At the connectivity level, our connectivity technology provides personal computers with the ability to act as terminals for IBM midrange computers either through gateway, Internet or direct connection.

We are using our expertise in the midrange computer environment to develop Internet/intranet solution products that will enable and enhance connectivity between IBM iSeries computers and personal computers via the Internet and intranets.

In 2002 67% of our sales of connectivity products and services were made to customers in the United States and Europe. We believe that the growth potential for our emulation products in the United States and Europe is significant as additional personal computer users seek to access the already substantial databases of midrange computers.

Below is a description by category of our development activity in the connectivity business segment:

(a1) Document Design, Distribution and Management

PrintBoss, introduced in late 1998, provides document design and distribution solutions for a wide range of operating systems, including mainframe and UNIX. Recent collaborative efforts with printer manufacturers and software houses have proven PrintBoss’ appeal as an original equipment manufacturer component, in addition to its suitability as an end user solution. We believe that both the MorphMaster (one of our client solution products, described later in this Item 4), and the PrintBoss facilitate the implementation of graphic representation of screens and printouts.

The year 2000 saw the second major release of PrintBoss, which added support for e-Mail distribution, secure printing (complementing the existing check printing functionality), and document routing to multiple destinations capability.

In 2001 we were awarded a large contract with one of Israel’s leading banks to provide uniform, customized electronic forms to all its branches. This project was completed in 2002.

(a2) AS/400 Display and Printing Emulation for LAN/WAN

In December 1997, we announced our BOSaNOVA transmission control protocol / internet protocol product, a connectivity tool for organizations with either local or remote TCP/IP networks (intranet or extranet) of personal computers using Windows 9x/Me or NT/2000/XP operating systems connected to the AS/400. Development resources in 1999 were directed toward making TCP/IP connectivity available for Twinax users. The e-Twin@x technology has now been implemented in products such as the BOSaNOVA Plus, BOSaNOVA TCP/IP, and e-Twin@x Controller, which made its debut in the middle of 1999, and has been rapidly established as the remote computer controller of choice.

(a3) Browser-based Web-to-Host GUI Display and Printing

In December 1997, we introduced Jadvantage, a Java-based application that provides AS/400 and iSeries computer users with TN5250e emulation and printing on personal computers via an Internet browser. Jadvantage enables any user equipped with a Java-enabled Web browser to securely access iSeries or AS/400 applications, eliminating the need for the user to install and upgrade emulation software. Over the years, the Jadvantage has been improved greatly by the inclusion of support for native SCS printing, SQL-based data transfer, SSL protocol for bi-directional secure communications, and extended administrative capabilities.

Version 5 of Jadvantage was released in 2003. The latest version expands client support to Netscape browsers, Macintosh computers and Linux platforms. The product is especially attractive to enterprises that want to make their iSeries applications available to remote users, whether they be branch offices, road warriors, home workers, distributors or customers. The built-in GUI toolbox makes “Web facing” applications (improving the application’s interface with graphics, fonts, colors, mouse-sensitive hot-spots, etc.) both quick and simple, in direct contrast to other products in the field.

(a4)Twinax-to-Ethernet Controllers

The e-Twin@x Controller, which made its debut in 1999, supplies a secure, encrypted TN5250e connection to the AS/400 over the Internet or WAN, and provides local or remote Twinax networks with access to LAN resources. The e-Twin@x Controller allows enterprises to leverage their Twinax investments (in equipment and cabling) while providing the benefits of a TCP/IP connection. Dramatic improvements in performance, uptime and cost-efficiency are the result. A new model, the e-TwinSt@r, was released in 2002. It features native support for CAT5 cabling, in the form of built-in RJ45 sockets, saving customers with this environment the cost of an active star hub

(b) IP Telephony Solutions

BOS has developed a series of intelligent and highly versatile IP telephony products designed for the corporate market. The gateways (described below– see “products”) enable enterprises to reduce or completely eliminate inter-office communication costs or bypass long-distance costs using their private Intranet or the public Internet to carry telephone calls. They also provide a powerful means to extend PBX functionality to the enterprise’s branch offices. The IP Telephony family of products includes a series of gateways and clients which work together seamlessly for a variety of business applications. All gateways are built using standard protocols and pass interoperability tests. Special attention is given to build a robust platform with a user-friendly interface with automated installation procedures. All enhancements complement the priority target of top-level voice quality connection

Until late 2002, we operated in a third business product line – computer networking:

On June 1, 1998, we acquired 100% of the share capital of Pacific Information Systems, Inc. (“PacInfoSystems”), a U.S. corporation which resells, installs and provides computer networking products to various business entities. PacInfoSystems sold thousands of computer products and provided individual adaptation of product solutions suited to customer needs based on their technology challenges. PacInfoSystems also provided a variety of support services, such as Network Design, Network Performance Measurement and others. PacInfoSystems was a “value added reseller” of many manufacturers including: IBM, Bay Networks, Hewlett Packard, Microsoft, Cisco Systems, Toshiba, Intel and others. The aggregate consideration for this acquisition included $3,044,000 (excluding related costs) in cash and 405,634 shares of our Company. Certain payments and grants of shares were subject to the performances of PacInfoSystems, which were achieved. The acquisition of PacInfoSystems also provided us with improved distribution of our IBM midrange connectivity products and remote computer and telephony products, as well as an entry into the computer networking reseller market in the United States.

In 1999, PacInfoSystems entered the e-Commerce field and began providing e-Commerce solutions by assisting customers to establish their own fully secured e-Commerce Web sites, and by servicing e-Commerce businesses via its own Web site. In 2000, PacInfoSystems introduced its Computer Telephony Integration and Convergence (CTI) department. CTI enables customers to transfer voice and data over the traditional communication platforms and over the Internet. In 2001, PacInfoSystems launched its Managed Service Provider (MSP) division and opened its Network Operating Center (NOC) which provided monitoring and event management service 24 hours per day, 7 days a week. In 2001, PacInfoSystems acquired 100% of Dean Tech Technologies Associates, L.L.C. (Dean Tech). Dean Tech was an IBM Advanced Business Partner providing complete IT solutions utilizing IBM’s industry-leading eServer pSeries and xSeries lines of servers, as well as IBM TotalStorage Solutions. Dean Tech specialized in highly available solutions for mission critical applications, storage management and disaster recovery planning, storage area network and network attached storage solutions, and systems design, implementation and administration.

100% of our computer networking revenues were derived from sales to US customers.

As of today, both PacInfoSystems and Dean Tech have ceased all operations. Dean Tech began its dissolution process in the fourth quarter of 2002 and as aforementioned, PacInfoSystems is in the process of dissolving as well.

Products

We currently offer a variety of products that provide various connectivity and IP telephony solutions to customers.

(a) Connectivity Solutions -

Our products are divided into three areas:

(1)	connectivity emulation solutions,
(2)	gateway/server solutions,
(3)	client solutions,

(a1) Connectivity Emulation Solutions

Our emulation products provide personal computer users with easy access to computer applications and data on IBM midrange computers. These products establish communications connections between a customer’s personal computer or Local Area Network and IBM midrange computers using familiar, easy-to-use modem network or Twinax hardware and software.

Our connectivity emulation products are comprised of personal computer adapter cards which, when installed with emulation software (of ours or of other providers), enable personal computers to function as Twinax terminals. These products are based on Stealth Technology™ which can easily integrate our products with those of other manufacturers, and the Ornev Chip, a computer chip for the software level that interfaces with the hardware of the computer IBM compatible, and which we believe is superior to the other chips currently available in the market. We believe the Ornev Chip is faster (which is important during file transfer) and incorporates more sophisticated signal processing algorithms that make it especially reliable in situations involving communication lines of marginal quality. The

Stealth Technology™ and the Ornev Chip reduce the personal computer resources consumed, such as memory or IRQ, as compared to other currently available products. As a result, products based on the Ornev Chip are easier to install than other currently available products, especially on Pentium computers.

Our connectivity emulation products include emulation boards, emulation software, and terminals as described below:

Emulation Boards

  Native Plus.
  An IBM-compatible Twinax card with 5250 Stealth Technology ™. This product does not require a memory segment of the personal computer or its valuable resources in order to facilitate interaction with the hardware.

  BOSaNOVA Plus.
  An enhanced version of the Native Plus that includes a Twinax adapter card with feature-rich 5250 display/printer emulation software for either DOS, 16- or 32-bit Windows and 32-session APPC display/printer emulation software. This product is based on an IBM compatible Twinax card with 5250 Stealth Technology™.

Emulation Software

  BOSaNOVA TCP/IP.
  A robust client application that provides Windows9x/Me/NT/2000/XP users on a TCP/IP network with essential iSeries and AS/400 connectivity. The product includes BOS’s rich 5250 emulation, LPD printing capabilities, file transfer and a remote command facility. This product was announced at the end of 1997 and released in the first quarter of 1998.

  Jadvantage.
  A Java-based application that provides iSeries and AS/400 users with TN5250e emulation and printing and SQL-based data transfer on personal computers via an Internet browser. It is aimed at organizations that use the Internet and intranet for an increasing number of applications. Jadvantage enables any user equipped with a Java-enabled Web browser to securely access iSeries and AS/400 applications, eliminating the need to install and upgrade emulation software on each of the attached clients, and reducing the maintenance and overhead usually associated with installation and updating of client applications for secure communication over traditionally non-secure TCP/IP networks. Jadvantage includes SSL data encryption, IP address restriction and Jadvantage server log-in.

Terminals

  BOSaNOVA LTC Series
  The BOSâNOVA LTC Series of thin client terminals provides an easily configurable solution to desktop computing. Whether the application is data entry, point of sale, training, ISP’s, or web kiosks, these thin clients provide a highly cost-effective access to Windows desktop applications residing on a Microsoft Windows NT/2000 Terminal Server. Central configuration and user management drastically reduces cost of ownership, while the versatility of the hardware platform and customization capabilities increase user productivity. The high end LTC-600 provides almost twice the processing power and up to seven times the performance when compared to industry-standard Windows CE-based thin clients!.

  BOSaNOVA TBT-300
  The BOSâNOVA TBT-300 Ethernet terminal offers the very best TN5250e and TN3270e emulation available for a LAN environment. In contrast to standard text-

based terminals, the BOSâNOVA TBT-300 includes Windows 2000 Terminal Server (RDP) and Citrix Metaframe (ICA) clients in its basic configuration. Full support for 122 key keyboards is also built in to allow maximum productivity for users migrating from other 5250 or 3270 terminals. Performance tests measuring response time for its TN5250e and TN3270e embedded emulation indicate that the BOSâNOVA TBT-300 outperforms similar products based on Windows CE by a ratio of five to one!

(a2) Gateway/Server Solutions

Our gateway solutions provide host access to personal computers not directly connected to the host, either through remote gateways, which allow personal computer users to receive emulation sessions over telephone lines, or through Local Area Network gateways, which provide a bridge between the host and all personal computers on a local area network. Gateways, residing in the same physical premises as the host and connected to it directly, are connected to the host on one side, and either Local Area Network or serial communication port on the user side. Remotely attached gateways replace controllers and primarily serve users of one remote office or site. Most users at the remote site are connected through the Local Area Network to the gateway. Remote gateways usually utilize some sort of System Network Architecture protocol to connect to the host.

Our gateway/server products include:

  e-Twin@x Controller.
  This product provides IP over Twinax connection to local and remote iSeries and AS/400s, adding the benefits of a Local Area Network to existing Twinax infrastructure. This product eliminates the difficulty of maintaining System Network Architecture and Anynet protocols, replacing them with fast, state-of-the-art Transmission Control Protocol / Internet Protocol (TCP/IP).

  Advanced Server for SAA.
  A gateway package for connecting LAN-based personal computers to IBM midrange (iSeries, AS/400 or Advanced 36) hosts. Advanced Server for SAA is comprised of server and client workstation software that facilitates communication between the personal computer and the host, thereby conserving host resources for more important tasks such as serving more simultaneous users. The product was introduced to the European market at the end of 1996 and to the US market in the fourth quarter of 1997.

  PrintBoss.
  A multi-platform forms design, distribution and management tool that can be installed on a personal computer and enables companies to eliminate pre-printed forms and create their own templates. Forms can be customized and improved with logos, barcodes, fonts, static and dynamic graphics, and formatted, resizable tables. Documents can be routed to different printers, fax servers, e-mail recipients or archives for efficient and aesthetic printing, without programming or changes to the host application.

(a3) Client Solutions

Our client solution products provide personal computer users with access to IBM midrange hosts in several different ways. These products provide for workstation function with additional interfacing capabilities for host access on personal computers e.g. shared folders, file transfer, Dynamic Data Exchange (DDE) interfaces, High Level Language Application Programming Interface (HLLAPI) interfaces, along with documented application programming interfaces. Recent developments are Graphical User Interfaces (GUIs) (such as MorphMaster) in which the standard black and green host screens are transformed into graphic, Windows-like screens, and Structured Query Language (SQL) file transfers, whereby users can define and perform file transfers from the host to the personal computer (and vice versa) based on keywords.

The Client Solution product line emulates Windows software and offers a personal computer/host file transfer system for Windows and Windows graphics.

Client solution products include:

  BOSaNOVA Client for Windows.
  An advanced midrange Windows client software solution, which enables communication with host systems through Twinax, Ethernet, Token Ring, SDLC, and TCP/IP. The product provides workstation and other functions in a variety of protocols.

  via BOSaNOVA.
  A versatile PC/host file transfer system for Windows that provides flexible and powerful file transfer between a midrange host and stand-alone, LAN-based, or remote personal computers. When used in conjunction with LANbada/Twinax for Windows, all personal computers across a Local Area Network instantly receive file transfer capability. This software product has the built-in capability to convert host data into popular personal computer file formats, incorporating data into personal computer spreadsheet and database applications.

(b) IP Telephony Solutions

  BOSâNOVA Gateways (FXO, FXS, E1/T1)
  a series of modular point-to-point IP Telephony gateways that integrate voice, telephony and data over IP, frame relay and circuit switched networks. The BOSâNOVA gateways family provides a complete, end-to-end IP Telephony solution including security, management and gatekeeper functionality, and deliver outstanding voice quality calls over IP networks. Gateways are available in FXO (2-, 4-, and 8-port) models and FXS models (2-, 4-, 8-, and 16-port models), which connect to corporate Public Telephone Exchanges (PBXs) and/or extensions using standard analog interfaces and E1/T1 models (23/30 digital channels per adapter).

  BOSâNOVA Connect
  a desktop device that allows mobile/remote workers to place and receive high-quality voice calls over IP networks using regular telephones.

  BOSâNOVA Claro
  A new family of intelligent IP Telephony gateways, premised on BOSâNOVA gateway technology automatically and transparently route calls from the PBX to either the PSTN or the IP network.
  Positioned between the enterprise PBX and the PSTN (Public Switched Telephony Network), the Claro gateway selectively routes all PSTN-designated traffic over the PSTN, and captures all potential IP traffic for routing over the IP network. Traffic is routed over the IP network only when QoS (quality of service) meets user-designated threshold levels. If QoS degrades below this level, in spite of quality-boosting algorithms, calls are dynamically routed over the PSTN instead of the IP network. In this way, carrier-grade quality of service is guaranteed for each call.

Remote Multi-Access Solutions

Surf Communication Solutions Ltd. in which the Company has invested, is a leading developer and supplier of software-based access solutions for premier original equipment manufacturers in the telecommunications, data communications, telephony and wireless industries. Addressing the growing demand for high density, cost - effective V.92 modem, fax, V.34 voice and broadband solutions, Surf’s Multi-Service Framework enables OEMs to build equipment that is enabling the convergence of traditional Circuit Switched Networks and emerging Packet Data Networks.

Addressing the growing demand for high density, modem, fax (FoIP) & voice (VoIP) solutions, Surf’s products provide full convergence of these different types of services.

Surf’s solutions provide the highest channel density, outperforming all other solutions. The Company’s open system software is integrated into embedded data communication equipment developed by original equipment manufacturers in the telecommunications, telephony, and wireless industries. Surf offers both customized solutions and off-the-shelf products.

Marketing, Distribution and Sales

We market our products primarily to medium to large sized corporations through a combination of direct sales, indirect distribution and original equipment manufacturers.

In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfoSystems). Currently, we market our products through one Master Distributor (Bosanova, Inc.) located in Phoenix, Arizona who coordinates the midrange connectivity-related marketing efforts of 15 distributors, and also offers technical support and after-sales service.

In the United Kingdom and Ireland, we market and support our entire range of product through Better On-Line Solutions Limited, our U.K. subsidiary. In late 1999, we transferred the responsibility for most of the sales and service activity in Europe from Israel to our U.K. subsidiary. In early 2001, we established a new wholly owned subsidiary in France (Better On-Line solutions S.A.S) to market and service our entire product line in that country, but we recently decided, due to cost-efficiency considerations, to cease operations through the subsidiary and to market in France through distributors. In the German-speaking nations (Germany, Switzerland and Austria), we sell our products through a master distributor called “Products for Europe”. In the rest of Europe, we market our products through local distributors, with our UK subsidiary providing post-sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.

We further rely on peripheral product distributors who offer our products along with other products for the IBM midrange market. We also rely on value added resellers who offer system sales and installation which include a variety of our products. In addition, we heavily depend upon our own marketing resources operating from Israel.

In 2002 we began an intensive campaign to recruit IBM Business Partners to join our distribution channel.

Our principal customers include: Informatics, TwinData, Peak Systems Group, System One Support, I/O Connections, KGA Technologies, and Machines & Media.

We generally do not have any significant backlog because orders are usually shipped when received.

Our Company’s sales do not fluctuate seasonally.

The following table sets forth our revenues from the continuing segment, by major geographic area for the periods indicated below:

Year ended December 31,
(in thousands US$)

	2002	%	2001	%	2000	%

United States	4,989	53%	3,184	53%	3,243	45%
Rest of World (mainly
Europe)	2,158	23%	1,603	26%	2,713	37%

Total outside of Israel	7,147	76%	4,787	79%	5,956	82%

Israel	2,294	24%	1,255	21%	1,338	18%

Total Revenues	9,441	100%	6,042	100%	7,294	100%

See Note 20 to the Financial Statements.

Manufacturing

Our products are designed, integrated and tested at our facility in Teradyon, Israel. The manufacturing is done by Israeli sub contractors using components and subassemblies supplied by vendors to our specifications. We have developed our own proprietary technology related to ASIC (ASIC is an acronym for "Application-specific Integrated Circuit" and it’s a microchip), and the circuit board incorporating such technology is manufactured for us by a subcontractor. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We do our best effort to keep sufficient quantities of components that will enable us to find a second source, when needed. We generally maintain an inventory of components and subassemblies which we believe is sufficient to limit the potential for such an interruption. Our current manufacturing facilities have sufficient capacity to exceed current demand. The prices of raw materials used in our industry are not volatile.

Intellectual Property

We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products.

We believe that the improvement of existing products, reliance upon trade secrets and unpainted proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining “trade secrets” or subject to copyright protection.

Generally, we enter into non-disclosure and invention assignment agreements with our employees and subcontractors. However, there can be no assurance that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

While our competitive position may be affected by our inability to protect our proprietary information, we believe that because of the rapid pace of technological change in the industry, factors such as the technical expertise, the knowledge and innovative skill of our management and technical personnel, name recognition, the timeliness and quality of support services provided by us and our ability to rapidly develop, produce, enhance and market software products may be more significant in maintaining our competitive position.

To date, no material claims have been made against us for infringement of proprietary rights of third parties. There can be no assurance, however, that third parties will not assert material infringement claims against us in the future.

As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software programs will increasingly become subject to infringement claims. The cost of responding to any such assertion may be material, whether or not the assertion is valid.

Competition

The connectivity market is subject to rapidly changing technology and evolving standards incorporated into personal computers, networks and host computers. BOS’s products compete with products that have already been on the market for a number of years and manufactured by competitors, most of which have substantially greater financial, marketing and technological resources and name recognition than ours.

Our competitors include IBM, Perle, Advanced Business Link, PowerTerm, NLynx, NetManage, Attachmate, and Seagull.

BOScom is developing and introducing new products in an industry that is highly competitive. BOScom’s competitors in the VoIP market include Cisco Systems, Inc., VocalTec, Multi-Tech, and Quintum. There can be no assurance that these or other companies will not offer lower priced or more sophisticated products than those being developed or introduced by BOScom, and by so doing capture the market for such products.

Strategy

We believe that the trends described, together with the continuing proliferation of more powerful personal computers and the continued growth of information system networks, will stimulate increasing demand for personal computer interaction with enterprise information systems. We believe that our products can improve the cost effectiveness of customer information systems and increase user productivity with:

  easy simultaneous access to and use of customer host and LAN-based computing resources;
  familiar and easy-to-set-up and use communications among personal computers, LANs and host computers;
  utilities and tools that simplify distributing computing between IBM midrange host systems and personal computer and LAN systems;
  utilities and tools that improve the appearance and distribution efficiency of forms throughout the organization; and
  utilities and tools that enhance and preserve customer investment in equipment and personnel training.

Our strategic objective is to strengthen our product line for the IBM midrange connectivity and emulation market and use our expertise to offer personal computer users the ability to access mainframe hosts through a lower cost personal computer platform. We believe our proprietary technology which permits personal computer users to increase speed without utilizing additional memory at the personal computer level and its advanced graphic capabilities give our product line distinct marketing advantages over competitive products.

We believe we can expand our successful technological application to other markets and users.

The key elements of our strategy are as follows:

  Maximize efficiency for IBM midrange market. We intend to expand and support our emulation product line for IBM midrange computers. This includes continuous upgrading and improvement of our connectivity emulation products for direct, gateway and Internet connection, and Windows emulation and graphics capabilities. We continually upgrade our client software to ensure its compatibility with each new Windows platform. We intend to streamline our manufacturing and distribution to better serve our present client base and access a greater share of the IBM midrange market. We have already begun to incorporate common components into our products in an effort to streamline manufacturing and intend to take steps to improve our destination networks.

  Develop New Products and Applications for Remote Networking Connectivity. Through our VoIP division, we expect to penetrate a new market significantly greater than our present market of IBM midrange users. BOScom’s VoIP products, which allow users to emulate their office telephony at a remote location, appeal to the small office home office market, telemarketers operating from home, sales personnel traveling to client locations and employees interested in working at home.

  Develop new markets for our IP Telephony products. We intend to develop new markets for our IP telephony products, including corporate IP telephony infrastructures as well as IP telephony solutions for telephony service providers.

  Expand Marketing Network. We intend to increase our marketing presence in the United States and Europe and to expand our distribution channels in these markets through the use of acquisitions, additional independent distributors and original equipment manufacturers as well as our sales representatives. We also intend to increase our marketing efforts to penetrate new markets within Europe.

  Acquisition of Complementary Technologies. We may, from time to time, make selective acquisitions of complementary technologies that we can sell through our existing distribution network. Since October 1997, we have held interests in Surf, and have recently increased our holdings.

  Web sites: We maintain web sites where potential customers, investors and others can obtain the most updated information about its activities, products, press releases and financial information.

Our Web sites may be found at:

boscorporate.com
Bosweb.com
boscom.com
Jadvantage.com
Bosanova.com
e-twinaxcontroller.com
Printbos.com

Exchange Controls

See Item 10D.

For other government regulations affecting the Company’s business, see Item 5, paragraph entitled ‘Grants and Participation’.

4C.        Organizational Structure

The following diagram illustrates the organizational structure of the Company as of the date of this report. Other than Surf Communication Solutions Ltd., each entity is a 100% wholly owned subsidiary of its parent company.

The Company’s wholly owned subsidiaries include:

In Israel - BOScom Ltd. (changed its name from Lynk, a Division of B.O.S., in March 2002). Our initial investment in BOScom Ltd. was $336,000 for 86% of BOScom’s shares. In 1999 BOScom entered into an agreement with The Industrial Finance Corporation (“IFC”) under which it received a three years $1,000,000 long-term loan and 3% of BOScom’s share capital at par value. Thus, our shareholdings at BOScom were reduced to 83%. In 2000, we purchased an additional 14% of BOScom’s shares and increased our holding in BOScom from 83% to 97%. The aggregate consideration for this acquisition includes $640,000 in cash and 17,804 shares of our Company. In February 2002, we purchased from IFC its 3% of the BOScom’s shares (in consideration of the issuance of 3,750 Company ordinary shares), thereby bringing our ownership interest to 100%.

In Europe – BOScom has its UK subsidiary, Better On-Line Solutions Ltd, and its subsidiary, Better On-Line Solutions S.A.S in France, which distribute and service BOScom’s products abroad. The UK subsidiary was originally a subsidiary of the Company itself, but became a subsidiary of BOScom as part of the reorganization implemented in January 2002. We have recently decided, due to cost-efficiency considerations, to cease operations through the French subsidiary and to market in France through distributors. We had established another subsidiary, Better On-Line solutions Srl., in Italy, but decided to close it in December 2001.

In the U.S. - Lynk USA Inc., and its subsidiary PacInfoSystems (both Delaware corporations). Until the fourth quarter of 2002, PacInfoSystems had a subsidiary, Dean Tech Technologies Associates, L.L.C. (“Dean Tech”), a Texan corporation, which is in the process of being dissolved. As abovementioned, PacInfoSystems is in the process of dissolving as well.

Lynk USA Inc was established by the Company in 1999, and during 2000, the Company reorganized its operations in the USA under Lynk USA, Inc. which became the holding company of PacInfoSystems and Better On-Line Solutions, Inc (which was the subsidiary that marketed and distributed the BOScom and Company products in the US). Better On-Line

Solutions, Inc, merged into PacInfoSystems in early 2001, and until the fourth quarter of 2002, the marketing and distribution of the BOSccom products was carried our through the “BOS US” division of PacInfoSystems.

In October 2002, BOScom established a new wholly-owned subsidiary, BOSDelaware, a Delaware corporation, and in the future may market and distribute its products in the US through this subsidiary. Currently, the US marketing is carried out through a master distributor, and BOSDelaware is not operational.

The voting power we (or our subsidiaries) have in all subsidiaries, equates to the shareholdings.

The Company also has an interest in an affiliated company: Surf Communication Solutions Ltd. (“Surf”). Surf is a leading supplier of embedded network convergence software that lends flexibility and scalability to network products handling data modem, fax, and voice transmissions. Surf’s open system software is integrated into equipment such as media gateways and remote access concentrators developed by original equipment manufacturers in the telecommunications, telephony, and data networking industries. We have been investing in Surf since 1997, and have recently purchased additional shares (see Item 4A). We currently hold 20.6% in Surf, and 16.7% on a fully diluted basis. Additionally, we hold 23.5% of the voting rights in Surf, and 19.2% on a fully diluted basis

4D.         Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in a facility occupying a total of approximately 3,300 square meters in Teradyon, Israel, pursuant to a lease which commenced in January 1996 and will expire in 2005. Under the terms of the lease, we had to pay rent of approximately $11,000 per month until December 31, 2000. Beginning January 1, 2001, the monthly rental payment has been reduced to approximately $9,300 per month.

The facility is located in a part of Israel which has been designated by the government as development “A” area. This designation relates to the benefits available to us as an “Approved Enterprise” under Israeli law, that entitles us and our shareholders to reduced income tax rates on our income and on dividends distribution.

We believe that our facilities are sufficient to accommodate our anticipated needs in the foreseeable future.

We also maintain offices in U.K. and in France, of approximately 450 square meters, with an aggregate total monthly rental of approximately $9,100.

The latest lease commitment will expire in 2015.

Item 5: Operating and Financial Review and Prospects

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and notes thereto. Certain matters discussed below and throughout this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the section below entitled “Factors That May Affect Future Results” to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

The Company’s discussion and analysis of its financial condition and result of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Israel, which is substantially identical in all material respects with US GAAP, except as described in Note 19 to the Consolidated Financial Statements. The preparation of these financial statements required the Company to make estimations and judgments, in accordance with Israeli GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, goodwill and other intangible assets, capitalized software development costs, deferred taxes, income taxes and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Financial Statements. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2002:

Revenue Recognition

The Company derives its revenues from the sale of products, license fees for its products, maintenance, support and services. The Company adopted Staff Accounting Bulletin No. 101 “Revenue Recognition In Financial Statements”.

Revenues from the sale of products and licenses are recognized when persuasive evidence of an agreement exists, delivery of the product and acceptance by the customer has occurred, no significant obligation with regard to implementation remains, the fee is fixed or determinable, and collectability is probable.

The provision for product returns is based on prior experience and is net of estimated manufacturer reimbursements. Revenues from maintenance are recognized on a pro rata basis over the period of the maintenance contract. Revenues from software licenses that require significant customization, integration and installation are recognized as such services are completed according to Israeli Accounting Standard No. 4 “Construction-Type Contracts”.

Inventories

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials	- Moving Average Cost Method
Products in progress and finished products	- On the production costs basis with the addition of allocable indirect manufacturing costs

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2002, inventory is presented net of $300,000 general provision for technological obsolescence and slow moving items (see also Note 6 to the Consolidated Financial Statements).

Fair value of Financial Instruments

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, bank deposits, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturity of such instruments. The carrying value and fair value for marketable securities are based on quoted market price.

Discontinued Operation

In May 2002, the Board of Directors of the Company decided to sell PacInfoSystems. PacInfoSystems is the Company’s wholly-owned U.S. subsidiary that resells, installs and provides computer networking products to various business entities.

During the fourth quarter of 2002, following unsuccessful efforts to sell PacInfoSystems and based upon poor economic condition and continued operating losses together with a loss of key officers and employees, the Company initiated a plan to cease operations of PacInfoSystems and to dissolve the company.

As a result of the Company’s plans to cease the operations in PacInfoSystems (and as the Board of PacInfoSystems has resolved to dissolve its subsidiary, Dean Tech), the assets, liabilities and operations of PacInfoSystems and Dean Tech represent a discontinuing segment and therefore are disclosed according to Israeli Accounting Standard No. 8, regarding discontinued operations (“Standard No. 8”). During 2002, the Company impaired its goodwill in PacInfoSystems in the amount of $3,946,000 and its goodwill in Dean Tech in the amount of $174,000. See also Note 18 of the Financial Statements.

5A.        Results of Operations

On May 29, 2003 we effected a 1:4 reverse stock split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse stock split.

Comparison of 2002 and 2001

Consolidated revenues for 2002 were $9,441,000 compared with $6,042,000 in 2001, a 56% increase.

During 2002 we focused our sales on our core business products. The S&M activity was aimed to expand our customer base and distribution channels.

During 2002 we succeeded to close a software deal with one customer which represents about 12% of the total revenues.

Gross profit in 2002 totaled $7,141,000 representing 76% of revenues compared with $3,339,000 constituting 55% of revenues in 2001. The difference is related mainly to high provisions for slow inventory that the company made in 2001 relating to its IP old product line.

Net research and development costs in 2002 increased 24% to $2,182,000 compared with $1,757,000 in 2001. The net expenses in 2001 include $989,000 funding that the Company received from the Office of the Chief Scientist. In 2002 the company did not receive such funding.

Gross research and development costs in 2002 decreased 21% to $2,182,000 compared with $2,746,000 in 2001, mainly due to HR costs reduction. We improved the R&D staff by replacing some of our engineers with new ones, who are better skilled, more efficient but paid lower salaries.

In Europe we closed branches that were not economically efficient and made some personnel changes. These steps saved us $500,000 in operational and other expenses compared to 2001. In addition, we reduced our operational costs in the US by $550,000 compared to 2001.

Selling, general and administrative expenses decreased by 11% to 5,402,000 in 2002 compared to $6,054,000 in 2001.

As a result of the foregoing, our operating loss in 2002 was $443,000 compared with an operating loss of $4,472,000 in 2001.

The Company had net financial income of $295,000 in 2002 compared with net financial income of $427,000 in 2001. The decrease in the financial income is related to the decrease in cash and investments balances during 2002.

Restructuring costs and other expenses for 2002 were $285,000 compared with other expenses of $612,000 in 2001.

As a result of the foregoing, net loss from the continuing segment for 2002 amounted to $433,000 compared with $4,657,000 in 2001. On a per share basis, the net loss from continuing segment in 2002 was $0.03 per share compared with a $0.38 net loss per share in 2001. (For details regarding computation of net loss per share, see Note 16e of the Financial Statements.)

The net loss related to discontinuing segment for 2002 was $7,674,000 compared with 8,313,000 in 2001. On a per share basis, the net loss from discontinuing segment in 2002 was $0.62 per share compared with a $0.67 net loss per share in 2001.

The total net loss for 2002 was $8,107,000 compared with $12,970,000 in 2001. On a per share basis, the net loss in 2002 was $0.65 per share compared with a $1.05 net loss per share in 2001.

In 2002, the Company’s holding in Surf was 16.13% (12.8% on a fully diluted basis). Accordingly, the Company did not consolidate its equity loss in Surf during 2002.

Comparison of 2001 and 2000

Consolidated revenues for 2001 were $6,042,000, a 17% decrease from consolidated revenues of $7,294,000 in 2000. Regarding its connectivity business, in 2001 the Company experienced a drop-off in revenues in Europe due to a change in management and a lack of focus on sales of our interconnectivity products.

Gross profit in 2001 totaled $3,339,000 representing 55% of revenues compared with $4,895,000 constituting 67% of revenues in 2000. The increase in cost of goods sold was due to high provisions for inventory that the company made, relating to its IP product line.

Our investment in research and development during 2001 remained fairly constant. Research and development costs in 2001 increased moderately to $2,746,000 from $2,564,000 in 2000. Grants received in 2001 from the Office of the Chief Scientist in Israel were $989,000, an increase of 150% from $387,000 received in 2000. Grants from the Office of the Chief Scientist in Israel are subject to royalties of 3.5% on the sale of products resulting from funded projects, up to 100% of the amount of the grant.

Net research and development costs in 2001 decreased 19% to $1,757,000 compared with $2,177,000 in 2000. The reduction was primarily due to the increased funding that the Company received from the Office of the Chief Scientist.

Selling, general and administrative expenses decreased by 6% in 2001 to $6,054,000 from $6,464,000 in 2000.

As a result of the foregoing, our operating loss in 2001 was $4,472,000 compared with an operating loss of $3,746,000 in 2000.

The Company had net financial income of $427,000 in 2001 compared with net financial income of $639,000 in 2000.

Restructuring costs and other expenses for 2001 were $612,000 compared with other expenses of $562,000 in 2000. See Note 16d of the financial statements.

As a result of the foregoing, net loss from continuing segment for 2001 amounted to $4,657,000 compared with $4,952,000 in 2000. On a per share basis, the net loss from continuing segment in 2001 was $0.38 per share compared with a $0.39 net loss per share in 2000. (For details regarding computation of net loss per share, see Note 16e. of the Financial Statements.)

The net loss related to discontinuing segment for 2001 was $8,313,000 compared with $2,743,000 in 2000. On a per share basis, the net loss from discontinuing segment in 2001 was $0.67 per share compared with a $0.23 net loss per share in 2000.

The total net loss for 2001 was 12,970,000 compared with 7,695,000 in 2000. On a per share basis, the net loss in 2001 was $1.05 per share compared with a $0.62 net loss per share in 2000.

In 2001, the Company’s holding in Surf was 17% (13.4% on a fully diluted basis). Accordingly, the Company did not consolidate its equity loss in Surf during 2001. In 2000 the Company’s share in Surf’s loss was $1,283,000.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the number of products sold. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including our ability to:

  increase the number of products sold,
  develop, introduce and deliver new products on a timely basis, anticipate accurately customer demand patterns and
  manage future inventory levels in line with anticipated demand.

These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. There can be no assurance that our historical trends will continue, or that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

Impact of Inflation and Currency Fluctuations

The US Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS to the Dollar.

A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the costs in NIS and converse effect in case of devaluation of the US Dollar in relation to the NIS.

A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the Dollar value of any of our assets which consist of NIS (unless such asset is linked to the Dollar). Such a devaluation would also have the effect of reducing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any increase in the value of the NIS in relation to the Dollar will have the effect of increasing the Dollar value of our assets which consist of NIS (unless such asset is linked to the Dollar) Such an increase would also have the effect of increasing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar)

In the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was (0.8)%, (7.8)%, 2.7%, 1.5% and (9.0)%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.737, NIS 4.416, NIS 4.041, NIS 4.153 and NIS 4.160, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 1999 and 2000, and decreases in 1998, 2001 and 2002.

Effective Corporate Tax Rate

The Israeli tax rate imposed on companies is 36%, however, the effective tax rate payable by a company (such as ours) which derives income from an “Approved Enterprise,” may be considerably less. See Note 15 to the Financial Statements and Item 10E ahead. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from subsidiaries are generally subject to tax (unless the subsidiary’s income is subject to Israeli corporate tax) regardless of its status as an Approved Enterprise. We anticipate that most of our taxable income over the next several years will be tax exempt in Israel. Our U.S. and U.K. subsidiaries, however, will be subject to U.S. and U.K. corporate income taxes, respectively, on their taxable income.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controller foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

The implications of the tax reform on our company are not yet clear.

Grants and Participation

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants against payment of royalties from the sale of products developed in accordance with the Program. Regulations set under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3.5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry and Trade. As of December 31, 2002, the total amount of grants which we received from the Office of the Chief Scientist, net of royalties paid or accrued, totaled 5,875,000, compared with $ 5,920,000 on December 31, 2001.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received.

The total amount of the grants we received, net of royalties paid or accrued, was $225,000 on December 31, 2002, compared with $301,000 on December 31, 2001.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

Political and Economic Conditions
Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979. However, economic relations have been limited.

Since 1993, a joint Israeli - Palestinian Declaration of Principles and several agreements between Israel and Palestinian representatives have been signed outlining interim self-government arrangements. Israel has since transferred the civil administration of the Gaza Strip and several major towns and villages in the West Bank to the Palestinian Authority.

In addition, Israel and several other Arab States announced their intention to establish trade and other relations and are discussing certain projects. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. There is substantial uncertainty with regard to how the "peace process" will develop or what effect it may have on us.

Furthermore, full diplomatic ties between Israel and Jordan were created following a peace treaty signed in 1994. The treaty expressed a mutual desire for full economic cooperation, the lifting of economic barriers and a strive towards the lifting of any economic boycotts by third parties.

Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business or financial condition in the future.

Some of our employees are obligated to perform annual reserve duty in the Israel Defense Forces and may, at any time, be called for active military duty. While we have operated effectively under those and similar requirements in the past, no assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur.

Israel’s economy has been subject to many destabilizing factors including a period of high inflation in the early to mid-1980s. It has also been subject to low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Government of Israel has intervened in several sectors of the economy, employing among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, as well as prices and foreign currency exchange rates.

In 1998, the Israeli currency control regulations were liberalized dramatically. As a result, Israeli citizens can generally freely purchase and sell Israeli currency and assets. The Government of Israel has periodically changed its policies in these areas. There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or proceeds from the sale of ordinary shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The costs of our operations in Israel are generally incurred in New Israeli Shekels (“NIS”). If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the US Dollar in any period, the costs of our Israeli operations, as measured in US Dollars, could increase. Israel’s economy has, at various times in the past, experienced high rates of inflation. Like many Israeli companies, we receive grants and tax benefits from the Israeli Government. We also participate in programs sponsored by the Israeli Government. The reduction or termination of any such grants, programs or tax benefits, especially those benefits available as a result of the “Approved Enterprise” status of certain facilities in Israel, could have a materially adverse effect on future investments by us in Israel.

Trade Agreements
Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences, from Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union signed a Free Trade Agreement, which became effective on July 1, 1975, that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area (“FTA”). The FTA has eliminated all tariff and certain non-tariff barriers on most trade between the two countries.

On January 1, 1993, Israel and the European Free Trade Association (“EFTA”), entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of the other nations, including Russia, the People’s Republic of China, India and the nations of Eastern Europe, with which Israel had not previously had such relations.

5B.        Liquidity and Capital Resources

In April 1996, we received net proceeds of $6,589,000 from the issuance of securities in our initial public offering in the United States. Prior to the initial public offering, we financed our activities by different means, including proceeds of equity financing, long-term loans, grants from the Office of the Chief Scientist in Israel and income from operating activities.

In 2000, we received net proceeds of $22,005,000 from the exercising of warrants and options to purchase units, made up of shares and warrants previously issued to the public and to our underwriters, and from a private placement.

As of December 31, 2002, we had $5,246,000 in cash and cash equivalents and working capital of $5,980,000.

The company does not currently have borrowings from financial institutions.

Working capital and working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to operating results, the level of resources devoted to research and development, new product introductions, grants from the Office of the Chief Scientist in Israel, marketing and acquisition activities.

We have in-balance sheet financial instruments and off balance sheet contingent commitments. Our in balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables’ aging is approximately 90 days and our current liabilities’ aging is approximately 60 days. The fair value of our financial instruments is similar to their book value, with one exception. We believe that our investment in Surf, has a substantial value. Our off balance sheet contingent commitments consist of: (a) royalties’

commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

We believe that cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity financing for our subsidiary, BOScom. Funds are intended for further developing the Company’s core business of feature-rich IP Telephony products and establishing distribution channels in new markets. There is, however, no assurance that we shall be able to obtain such financing.

5C.        Research and Development

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities. In 2002, gross research and development costs totaled $2,182,000, compared to $2,746,000 in 2001. Our net expenditures, as no grant was received in 2002 from the Israeli Office of the Chief Scientist, were 2,182,000 in 2002, compared with $1,757,000 in 2001.

Our research and development efforts have been focused on IP Telephony – VOIP solutions, and our existing products for the IBM midrange market. We intend to finance our research and development activities with our own resources and grants from the Office of the Chief Scientist.

The following table sets forth, for the periods indicated, amounts spent by us on research and development activities:

Year ended December 31,
(in thousands US$)

	2002	2001	2000

Gross Research and Developments Costs	2,182	2,746	2,564

Less:
Grants received	-	(989)	(387)

Net Research and Development Costs	2,182	1,757	2,177

5D. Trend Information

The global slowdown in the telecommunications industry, has taken its toll on our company as well. The effect of a prolonged slowdown may result in lower sales and lower gross margins as our products may be subject to price pressure due to reduced demand, write downs and write offs.

Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products) (see Item 4B). Although the Company’s revenues in this sector have decreased as a result, in comparison to other players in this field, we have faired quite well.

Currently the Company’s R&D focuses mainly on the company’s VoIP line of products, that will successfully compete with the Legacy telephony quality and reliability, and will allow special CTI (Computer Telephony Integration) features that are not available in legacy telephony today. These products will allow seamless integration with legacy telephony systems, thus reducing the implementation price. In addition, the products will guaranty the quality of service and will allow the end users to use the telephone system at the same way that they used their non-IP-enabled system. Until now, complicated installation, non-

transparent usage and non-consistent quality of service were the major issues that slowed-down the implementation of VoIP Telephony in the corporate market. With the new line of intelligent gateways, these hurdles are solved thus opening new opportunities in this market. According to market research performed by professional market analysis firms such as Advanced Business Link, the revenues in this VoIP market are expected to grow for at least the next 5 years.

Item 6: Directors, Senior Management and Employees

6A. Directors and Senior Management
The following is a listing of our directors, senior officers and key employees:

Name	Age	Position

Mr. Edouard Cukierman	38	Chairman of the Board of Directors

Mr. Israel Gal	52	Director, Chief Executive Officer and President

Mr. Zvi Greengold	51	Director

Mr. Eli Ben-Mayor	62	Director

Mr. Yair Shamir	58	Director

Mr. Boaz Harel (2)	39	Director

Mr. Ronen Zavlik (1)	42	Director

Mr. Jacob Tenenboem	45	Director

Dr. Yael Ilan (1)	54	External Director

Prof. Adi Raveh (1)(2)	55	External Director

Mr. Nehemia Kaufman	54	Chief Financial Officer

Mr. Reuven Arbiv	36	Controller

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.

Mr. Edouard Cukierman, 38, has been a director since May 2003, and has recently been appointed Chairman of the Company. He is the Chairman of Cukierman & Co. Investment House and CEO of the Catalyst Fund. He served until March 2000 as General Manager of Astra Technological Investment Ltd., the first Israeli firm listed in Paris. Edouard Cukierman is on the board of numerous High-Tech companies including VCON and MTI. He is also a board member of Lamina Technologies in Switzerland, of Compagnie Financiere Otto in Paris, a French investment house and the Vice Chairman of Citec Environnement in France. In addition, Mr. Cukierman is on the board of Sar-El, an Israeli Defense Forces volunteer organization. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.

Mr. Israel Gal, 52, B.O.S.’ founder, served as B.O.S.’ Chief Executive Officer and President from its inception in 1990 until January 2002, and then again from September 2002 until today. Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000 and also serves as the CEO of one of the Company’s subsidiaries, BOScom Ltd. From 1983 to 1989, Mr. Gal served as IBM midrange product manager at IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology (the “Technion”).

Mr. Zvi Greengold, 51, has been a director since June 2002, and served as Chairman from September 2002 to June 2003. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. and Polyraz of kibbutz Maoz-Haim. From 2000 to 2001 he served as Managing Director of Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico. From 1999 to 2000 he served as General Manager of the Israeli Oil Refineries Ltd. From 1996 to 1998 Mr. Greengold served as Managing Director of Electrochemical Industries (1952) Ltd. (traded on TASE), a company that manufactures polyvinyl chloride and unorganic chemicals. From 1986 to 1996 he held various positions with Electrochemical Industries (1952) Ltd., including Chief Financial Officer, Vice President of Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr. Greengold currently serves as an external director of two public Israeli companies. He holds a B.A degree in Economics and Administration from the Rupin College in Israel.

Mr. Eli Ben-Mayor, 62, has been a director since June 2002. Mr. Ben-Mayor currently serves as General Manager of ACME International Trading Ltd., a subsidiary of a multinational corporation, specializing in importation, packaging and distribution of white cement, operating an advanced storage and production facility near the Ashdod port. Previously he was the General Manager of Rogosin Ltd. where he implemented a program geared to improve the operational and financial situation of the company. Prior to joining Rogosin, Mr. Ben-Mayor served as General Manager of several companies within the Clal Industries group. Recently he concluded a five-year service term as a director of ICL Israel Chemicals Financing and Issuing Ltd. Mr. Ben-Mayor holds a B.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology, and an MBA from Tel-Aviv University.

Mr. Yair Shamir, 58, has been a director since May 2003. He is the Chairman of the Catalyst Fund since 1999. He served as VCON Communication Chief Executive Officer and Director since 1997. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1993 to 1995, he served as Chief Executive Officer of Elite Food Industries Ltd., one of Israel’s largest branded food product companies. From 1988 to 1993, he served as Executive Vice President and General Manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served in the Israeli Air Force as a pilot and commander. During his term in the Air Force, he attained the rank of colonel and the served as head of the Electronics Department, the highest professional electronics position within the Air Force. Mr. Shamir currently serves as a director of several public companies listed on the NASDAQ including, Orckit Communications Ltd, Mercury Interactive Corporation and DSP Group Corporation as well as serving as a director of several private companies. Mr. Shamir is the Chairman of The Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the high technology sector. Mr Shamir holds a B.Sc. in Electronic Engineering from the Technion - Israel Institute of Technology.

Mr. Boaz Harel, 39, has been a director since May 2003. He serves as the managing partner in Catalyst, bringing 14 years of management experience in various industries including hi-tech to the Catalyst management team. From 1993 until 1996, Boaz served as President and CEO of Leedan Holdings, a holding company with major stakes in approximately 25 companies. From 1996 until 2000, he worked in Leedan’s NY office in order to develop the business activities of the group in the U.S. Mr. Harel oversaw acquisitions and new investments, and developed a reputation as a company turn-around specialist. In January 1990, he established Mashik- Research & Systems for Business Development Ltd., a consulting firm consisting of 40 management consultants and industrial engineers. Mr. Harel holds a B.Sc. in Industrial and Management Engineering from the Technion - Israel Institute of Technology.

Mr. Ronen Zavlik, 42, is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services, to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd, Extra Plastic Ltd. Israel Land Development Malls and Shopping Centers Ltd and Israel Land Development Company Hotels Ltd.. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv.

Mr. Jacob Tenenboem, 45, is the founder and CEO of I.T. Net Investments, a privately held investment company with 10 investments in Israeli and US high tech companies. He has over twenty years of experience in the IT arena worldwide, which includes extensive experience in M&A activities in approximately 20 companies. Mr. Tenenboem has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Mainsoft Inc., Noyotec Ltd., Sabratech Ltd. And Magic Software Ltd.. He has and continues to serve on the board of directors of several companies. Mr. Tenenboem holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

Dr. Yael Ilan, 54, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director in a number of corporations, most of them in the technology sector. Until 1998 she served on the board of Bezeq - Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

Prof. Adi Raveh, 55, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he served as an external director at Clal Insurance Company Ltd. Since 2002 he served as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

Mr. Nehemia Kaufman, 54, has been the Company’s CFO service provider since September 2002. Before then, from May 2002, he served as a consultant and CFO of the Company’s subsidiary, BOScom Ltd.. Mr. Kaufman is currently the Managing Director of Mocha Global Managerial Services Ltd. From 1999 to 2002 he co-founded and served as CFO of Trellis Photonics Ltd., from 1997 to 1999 Mr. Kaufman was self-employed as a CFO service provider, from 1995 to 1997 he served as CFO of Computer Direct Ltd. (TASE: CMDR), and from 1993 through 1995 he served as CFO of Rogosin Enterprises Ltd. (TASE: ROGO). Mr. Kaufman holds an MBA degree from the Hebrew University in Jerusalem (graduated with distinction) and a BA degree in Economics and Business Administration from Haifa University.

Mr. Reuven Arbiv, 36, has been serving as the Company’s Controller since October 2002. He gained his accounting training and experience in the offices of Deloitte & Touche. Before working for the Company, Mr. Arbiv was the Controller of Mellanox Technologies Ltd, a high-tech start-up in the field of semi-conductors. From 1996 to 1999, he was CFO of Computer Direct. Mr. Arbiv holds a BA in Economics and Accounting from Bar-Ilan University.

6B.        Board Compensation

The directors who are not executive officers are paid a fee for their services as directors to the extent that such fees are approved by a general meeting of our shareholders. During the fiscal year ended December 31, 2002, only the Company’s external directors were paid for their service on the Company’s Board of Directors and its committees. As resolved by the shareholders, the external directors are compensated according to the maximum rate permitted (now and in the future) by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $5400, and a participation fee in meetings of approximately $280. On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants, including directors appointed in the future, at the same rate the external directors of the Company are paid. With respect to two incumbent directors, the shareholders’ resolution provides that the compensation be paid retroactively since their appointment in June 2002. On June 26, 2003 the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan. Additionally, the Company’s directors are granted options (see “Share Ownership” ahead, and “Related Party Transactions” under Item 7).

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2002:

	Salaries, Directors’ Fees,	Pension, Retirement and
	Service Fees[1], Commissions	Similar Benefits
	and Bonuses

All directors and officers as a
group (then 9 persons)	$507,000	$28,000

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

6C.        Board Practices

Our Board of Directors is currently comprised of ten directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Companies Law 1999, serve for three years. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less

__________________________

1 We receive CFO services from Mocha Global Managerial Services Ltd., and the services are provided by Mr. Nehemia Kaufman. Until August 2002 we received CEO services from a company owned by Mr. Moti Weiss, who served on our Board, and who personally performed the CEO services.

than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is a member or employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors is required to include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director, up to a maximum period of one month, if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her and shall be subject to all of the provisions of the Articles of Association and the Companies Law. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director’s term, removal of the alternate at an annual general meeting, the bankruptcy of the alternate, the conviction of the alternate for an offense under

Section 232 of the Companies Law, the legal incapacitation of the alternate, the removal of the alternate by court order or the resignation of the alternate. Currently, no alternate directors have been appointed.

Officers serve at the discretion of the Board or until their successors are appointed.

Audit Committee:

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

As a result of the Sarbanes-Oxley Act of 2002, the Audit Committee’s functions have recently expanded, and it now provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee must meet at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors must also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Furthermore, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors, as the Company’s Articles of Association so provides. Accordingly, in the future, the appointment of the external auditors will need to be approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. The compensation of the external auditors will need to be approved by the Audit Committee and the Board of Directors (unless the Board of Directors delegates this authority to the Audit Committee).

Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of directors and certain employees of the Company. The Remuneration Committee of the Company meets on an ad hoc basis, and in the past has not always been active. Under the Israeli Companies Law, the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

6D.        Employees

As of December 31, 2002, we employed 104 employees worldwide, including those in our subsidiaries. Of the 104 employees, 68 are based in our facility in Israel (employed by us or BOScom), including 1 2 employees in administration and finance, 8 employees in marketing and sales, 33 employees in engineering, research and development, 8 employees in technical support, and 7 employees in manufacturing. We have 21 employees in the U.S., 10 in the U.K. and 5 in France. As of December 31, 2001 we employed 181 employees worldwide. As of December 31, 2000, we employed 205 employees worldwide. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or strike.

Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.

All Israeli employers, including us, are required to provide a certain escalation of wages in relation to the increase in the Israeli Consumer Price Index. The specific formula of such escalation varies according to agreements reached between the Government of Israel, the Manufacturers' Association and the Histadrut, the general labor union in Israel. The majority of our employees are covered by comprehensive life and pension insurance policies. The remainder are covered by retirement accounts. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.        Share Ownership

As of June 15, 2003, our directors and officers as a group, now consisting of 11 persons, hold an aggregate of approximately 330,000 ordinary shares. We have also granted these officers and directors options to purchase 168,750 ordinary shares under our Stock Option Plans. Of these options, none have been exercised until now and 106,250 had vested as of June 15, 2003.

The only directors or officers who hold shares are:

  Mr. Israel Gal (Director, CEO and President) holds 321,332 ordinary shares, amounting to 8.4% of the Company’s outstanding shares2.
  Mr. Yair Shamir has indirect holdings of less than 1%.

The options granted to directors or officers who are serving as of the date of this report are outlined below:

Name	No. of options	Terms

Israel Gal	18,750	1.	All vested
		2.	Exercisable – until November 10,
			2004.
		3.	Exercise price –$18.00

Israel Gal	75,000	1.	All vested.
		2.	Exercisable – until April 17, 2006.

__________________

2 Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal’s spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include options held by Mr. Gal.

		3.	Exercise price –$28.00

Nehemia Kaufman[3]	75,000	1.	6,250 vested at the end of each fiscal quarter,
beginning 31.12.02
		2.	Exercisable – until June 26, 2011.
		3.	Exercise Price - $4.00

Additionally, on February 18, 2003 the Company’s shareholders approved the grant of 7,500 options (30,000 options pre-split) to each director then serving on the Board (including external directors) and any future first-time director, who is not an employee or paid consultant of the Company. These options shall be granted over the next few weeks, once the Company’s newly adopted 2003 Option Plan shall be approved by the Israeli tax authorities. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84 (pre-split price of $0.46 - the closing price of the shares on the Nasdaq National Market on the date of approval by the shareholders); the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant.

Share Option Plans
The purpose of the Share Option Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in the company. In addition, the Incentive Stock Options (ISO)/ Restricted Stock Option (RSO) Plan is designed to afford qualified optionees certain tax benefits available under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The Share Option Plans will expire 10 years after their adoption, unless terminated earlier by the Board of Directors.

The Share Option Plans are administered by the Board of Directors that has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase (in the case of the Section 102 Plan).

Under the Share Option Plans, the terms and conditions on which options or rights to purchase (in the case of the Section 102 Plan) are granted and the number of shares subject thereto shall be determined by the Board of Directors (or in some cases, and subject to Israeli law, a committee appointed by the Board). The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the Share Option Plans. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

Stock options issued as incentive stock options pursuant to the ISO/RSO Plan will only be granted to our employees, including those of all subsidiaries. The exercise price of incentive stock options issued pursuant to the ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of grant. The price per share under options awarded pursuant to the Section 102 Plan may be any price determined by the Board. The exercise price of options issued after the offering are equal to at least 85% of the fair market value of the ordinary shares at the date of grant.

The ordinary shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

_______________________________

3 Additional terms of these options include certain restrictions on the sale of most of the shares derived from the exercise of the options, and an acceleration of the vesting terms in the event that the CEO of the Company will be replaced.

Due to a recent tax reform in Israel, after January 1, 2003 the Company may not grant options pursuant to an “old” Section 102 Plan. Therefore, the Company may not grant anymore options pursuant to the 2000 and 1995 Plans described below. Previous grants under these Plans remain unaffected

2003 Plan
The Company’s Board of Directors recently adopted the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary Shares are reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. At the annual general meeting of shareholders held May 22, 2003, the shareholders approved the Plan. The Plan must now be approved by the Israeli tax authorities. The Board of Directors has resolved that once the 2003 Plan is approved, no further grants shall be made from the existing plans, which, as of December 31, 2002, had in the aggregate 274,000 options left for issuance from the existing option pools previously approved by the shareholders. Pursuant to an election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do.

No options have yet been granted from the Plan. As abovementioned, after obtaining the approval of the Israeli tax authorities to the Plan, the Company will grant each of its directors who are not employees or paid consultants of the Company, 7,500 options each.

2001 Plan
In March 2002, the Company’s shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 Ordinary Shares were reserved for purchase by the Company’s employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of December 31, 2002, we had 123,264 options outstanding under this plan, 75,000 at an exercise price of $4.00 per share, 45,764 at an exercise price of $6.80 per share, and 2,500 at an exercise price of $3.72 per share. Of these options, 44,514 were vested as of December 31, 2002.

2000 Plan
In April 2001, the Company’s shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 Ordinary Shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of December 31, 2002, we had 61,325 options outstanding under this plan, 47,825 at an exercise price of $28.00 per share and 13,500 at an exercise price of $6.80 per share. Of these options, 36,383 were vested as of December 31, 2002.

1999 Plan
In November 1999, the Company’s shareholders approved the adoption of the 1999 Stock Option Plan (incentive and restricted stock options). The 1999 plan has 193,750 ordinary shares reserved in its favor. As of December 31, 2002 44,258 of the options granted under this plan had been exercised, and there were 70,859 more options outstanding, 57,034 at an exercise price of $18.00 per share, 3,850 at an exercise price of $10.625 per share, and 9,975 at an exercise price of $10.04 per share. Of these outstanding options, 61,642 vested as of 31.12.2002.

1995 Plans
In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the “ISO/RSO Plan”), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the “Section 102 Plan” and together with the ISO/RSO Plan, the “Share Option Plans”).

The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. For the purposes of the tax benefits under Section 102 of the Israel Income Tax Ordinance, the Section 102 Plan was subject to approval by the Tax Authority which was obtained on March 4, 1996.

As of December 31, 2002, 22,300 of the options granted under this plan had been exercised, and there were 13,788 more options outstanding, 8,038 at an exercise price of $17.00 per share, and 5,750 at an exercise price of $18.00 per share. All of the outstanding options had vested as of December 31, 2002.

1994 Plan
In 1994, we adopted a plan for the grant of options to purchase 50,000 ordinary shares to our employees. As of December 31, 2002, 28,613 of the options granted under this plan had been exercised, and there were 17,694 more options outstanding, 3,694 at an exercise price of $10.60 and 14,000 at an exercise price of $14.00. All of the outstanding options had vested as of December 31, 2002.

Item 7: Major Shareholders and Related Party Transactions

7A.        Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table presents, to the best of our knowledge, certain information as of June 15, 2003 with respect to each shareholder known to the Company to be the beneficial owner of more than 5% of our outstanding ordinary shares. Except where indicated, we believe, based on information provided by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares (subject to community property laws, where applicable). Applicable percentage ownership in the following table is based on 3,810,366 shares outstanding as of June 15, 2003.

	Shares Beneficially Owned

Name and Address	Number	Percent

Catalyst Fund, LP	947,275	24.9%
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel

Mr. Israel Gal (1)	321,332	8.4%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel

Ms. Yael Gal (2)	244,467	6.4%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel

Mr. Jacob Lee (3)	126,905	3.3%
2230 Brandon Place West
Linn, Oregon 97068, USA

Ms. Miran Lee (4)	126,905	3.3%
2230 Brandon Place West
Linn, Oregon 97068, USA

M. Wertheim Holdings, Ltd.	279,958	7.3%
Twin Towers 2, 35 Zabotinski Street
Ramat-Gan, Israel

Officers and directors as a group (5)	321,332	8.4%

(1) Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal’s spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include options held by Mr. Gal (see Item 6)

(2) Does not include indirect ownership of 321,332 Ordinary Shares owned by Mr. Israel Gal, Ms. Yael Gal’s spouse, as to which Ms. Gal disclaims beneficial ownership.

(3) Does not include indirect ownership in 126,905 shares held by Ms. Miran Lee, as to which Mr. Lee disclaims beneficial ownership.

(4) Does not include indirect ownership in 126,905 shares held by Mr. Jacob Lee, as to which Ms. Lee disclaims beneficial ownership.

(5) Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal’s spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include 168,750 options to purchase Ordinary Shares of the Company granted to Officers and/or Directors of the Company.

Changes in ownership of major shareholders in the last 3 years (all figures adjusted to represent the 1:4 reverse-split effected May 29, 2003):

Date	Total # of	No. of	No. of	No. of shares
	outstanding shares	shares	shares held	held by M.
		held by	by Miran	Wertheim
		Jacob Lee	Lee	Holdings,
				Ltd.

Dec 31 ‘00	3,102,264	182,818	182,817	147,627

Dec 31 ‘01	3,102,264	177,609	177,609	147,627

Dec 31 ‘02	3,177,264	126,905	126,905	279,958

June 15 ‘03	3,810,366	126,905	126,905	279,958

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of June 15, 2003, there were 37 record holders of ordinary shares, of which 18 were registered with addresses in the United States, representing approximately 49% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.        Related Party Transactions

Private Placement to Orwer Ltd.

On March 13, 2002, the Company’s shareholders approved the issuance of 250,000 Ordinary Shares (1 million pre-split shares) of the Company to Orwer Ltd. (“Orwer”) at a price of $8 ($2 pre-split) per share to be paid by cash, check or cash equivalent. Orwer is a private Israeli company, wholly-owned by Mr. Aviram Wertheim, who was, at the time, the Chairman of the Board of Directors of the Company, and his wife. The Audit Committee and the Board of Directors (not including Mr. Wertheim who did not participate in the decision) approved the private issuance and submitted the transaction to a vote of shareholders, who approved it. As part of the private placement, the shareholders of the Company approved the grant of a one-year option to Orwer to purchase an additional 250,000 (1 million pre-split) Ordinary Shares of the Company, at a purchase price of $12 ($3 pre-split).

On May 22, 2002 Mr. Wertheim informed the Board of Directors that Orwer did not intend to consummate the private placement approved by the Shareholders in March. On July 18, 2002 the Board of Directors resolved not to take any action against Orwer, and cancelled the private placement agreement (the legal existence of which was disputed by Orwer). In February 2003, within the framework of a settlement agreement signed between the company and some of its shareholders, in relation to a suit filed by these shareholders to require the Company to seek shareholder approval regarding the transaction with Catalyst Investments, LP (see Item 4A), the Company undertook not to sue Orwer and/or Mr. Wertheim, in connection with the private placement that was not consummated. (Additionally, the Company also undertook not to sue any of these shareholders regarding their actions in connection with the Catalyst transaction).

Compensation and Grant of Options to Moti Weiss

On March 13, 2002, the Company’s shareholders approved the annual compensation of Mr. Moti Weiss, who was then a director and the CEO of the Company, of $166,250, and the grant to Mr. Weiss of 125,000 options (500,000 pre-split), subject to the Company’s 2001 Share Ownership and Option Plan, to purchase Ordinary Shares of the Company under the following conditions:

(a)	The Options may be exercised during a 5 year period, as set forth in the Option Plan.
(b)	The Options will be vested in 3 equal parts, the first on the first anniversary of the date of the approval of the Company’s Annual Shareholders’ Meeting, the second on second anniversary and the third on the third anniversary. If at the time of exercise the share price is under $16 ($4 pre-split), the purchased shares shall be placed in an escrow account, until the earlier of the following events: 1) the share price reaches $16 ($4 pre-split), or 2) three years have elapsed from the purchase of the shares.
(c)	The Optionee shall be entitled to exercise the options and purchase shares before their vesting, provided that the shares are put in an escrow account until the earlier of the following events:1) the share price on the Nasdaq market reaches $16 ($4 pre-split) and the original vesting period has elapsed, or 2) three years have elapsed from the purchase of the shares. If, however, the Optionee ceases to hold office with the Company before the original vesting period/s, in a manner in which the conditions of exercise in sub-paragraph (e) are not met, those shares held in escrow that their original vesting times have not been met shall not be transferred to the Optionee at any time, and the escrow agent shall sell the shares, and use the proceeds to refund the Optionee for the nominal purchase price paid for the exercise of the shares, with any surplus to be paid to the Company.
(d)	In the event that in the future the Wertheim-Dovrat Investor group (as defined in the voting agreement signed with the Major Shareholders, Mr. And Ms. Gal and Mr. and Ms. Lee, in May 2000) shall not be able to appoint at least 50% of the directors (not including the external directors) in accordance with the voting agreement, all options not yet vested shall vest immediately, and regardless of the share price at the time 1) any shares in escrow at the time shall be released to the Optionee, and 2) any shares purchased thereafter shall not be subject to escrow.
(e)	Conditions of exercise - Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable only during the term the Option holder holds office with the Company or its subsidiaries or within 60 days after leaving this position, or within a longer period if so determined by the Board of Directors of the Company.
(f)	The exercise price of each option will be $8 ($2 pre-split) per share.
(g)	Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing. Any taxes due shall be paid solely by the Optionee.

Mr. Weiss resigned from his position as CEO and director in August 2002, and his options were returned to the option pool.

Grant of Options to Mr. Israel Gal

On March 13, 2002 the Company’s shareholders approved a grant of 48,110 options to Mr. Gal to purchase Ordinary Shares of the Company’s subsidiary, BOScom Ltd., of which Mr. Gal serves as CEO. In the event that all options granted are exercised, Mr. Gal’s holdings shall represent 25% of the subsidiary’s issued and outstanding shares. The exercise price of the options was calculated by dividing $7 million (the estimated value of the subsidiary in December 2001, according to an external evaluation furnished by “Zinger and Even” at the request of the Company, and after the full implementation of the restructuring plan that the Company had undergone) by the number of BOScom shares currently issued and outstanding (144,330). The terms of the grant were as follows:

(a)	The Options may be exercised during a 10 year period commencing the date of approval by the Company’s Annual Shareholders’ Meeting.
(b)	The options will be vested in 3 equal parts, the first on the first anniversary of the date of the approval of the Company’s Annual Shareholders’ Meeting, the second on second anniversary and the third on the third anniversary.
(c)	The vesting period shall be accelerated, and all options shall vest immediately, in the event that the Company shall lose its ability to nominate at least 50% of BOScom’s directors.
(d)	Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable only during the term the Option holder holds office with the Company or its subsidiaries or within 60 days after leaving this position, or within a longer period if so determined by the Board of Directors of the Company.
(e)	The exercise price of each option will be $48.50 per share.
(f)	Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.
46

Correction of Option Grant to Mr. Israel Gal

At the annual general meeting of shareholders held in April 2001, the Company’s shareholders approved a grant of 75,000 (300,000 pre-split) options to purchase Ordinary Shares of the Company to Mr. Israel gal. As set forth in the Company’s proxy statement on Form 6-K filed with the Commission on February 12, 2002, a mistake was made in the wording of the option terms and, as a result, the resolution adopted by the shareholders did not reflect the intentions of the Board of Directors. Therefore, at the annual general meeting of shareholders held on March 13, 2002, the terms were amended in order to rectify the error. Specifically, the exercise price of the options was amended to $36 ($9 pre-split), but would be $28 ($7 pre-split) if bonus shares are issued to the Investors who invested in the Company in May 2000, and in any event the number of options granted will remain 75,000 (300,000 pre-split), even if the Investors are issued bonus shares.

As these Investors were entitled to bonus shares, and these were issued to them in the third quarter of 2002, the exercise price of Mr. Gal’s options is now $28 (post-split).

Grant of Options to the Company’s Non-Employee/Consulting Directors

On March 13, 2002, the Company’s shareholders approved the issuance of a one-time grant of 7,500 (30,000 pre-split) options to purchase Ordinary Shares of the Company, under the 2001 Stock Option Plan, to all Company directors who were serving as Directors at that time but who were not employees or consultants of the Company within the 12 months preceding the annual shareholders meeting5. The terms and conditions of the grant are as follows:

(a)	Exercise Price of each option – $6.80 ($1.70 pre-split - the closing price of the Company’s Shares on the Nasdaq National Market on the date of the approval by the General Meeting of Shareholders).
(b)	Option Terms – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.
(c)	Maximum Option Term – Five years after June 26, 2001.
(d)	Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.
(e)	Restrictions on Transfer of Plan Shares – Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

All of the directors that were issued these options in March 2002, ceased serving on the Company’s Board before any of these options had vested, and the options have been returned to the pool.

_____________________________

5 At the time, these included: Messrs. Aviram Wertheim, Aharon Dovrat, Benjamin Giloh, Aharon Michael and Ms. Ariella Zochovitzky

Grant of Options to Mr. Eyran Noy

On January 23, 2002 the Board of Directors approved a grant of 15,000 (60,000 pre-split) options to Mr. Eyran Noy, who at the time served as the Company’s VP of Finance, CFO and Corporate Secretary, subject to the 2001 Stock Option Plan. The options were to vest in three equal parts – the first on January 23, 2003, the second on January 23, 2004 and the third on January 23, 2005. The exercise price of each option was $7.16 ($1.79 pre-split). Mr. Noy resigned his position in August 2002, before any of these options had vested, and soon after his options were returned to the option pool.

Grant of Options to the Company’s Non-Employee/Consulting Directors

On February 18, 2003, the Company’s shareholders approved the issuance of a one-time grant of 7,500 (30,000 pre-split) options to purchase Ordinary Shares of the Company, under one of the Company’s Stock Option Plans (at the discretion of the Board of Directors) to all then current Company directors (including the external directors) and any future first-time directors who are not employees or paid consultants of the Company[6].

The terms and conditions of the grant are as follows:

(a)	Exercise Price of each option – $1.84 ($0.46 pre-split -the closing price of the Company’s Shares on the Nasdaq National Market on the date of the approval by the shareholders).
(b)	Option Terms - The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

(c )	Maximum Option Term – Five years from grant.
(d)	Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

(e)	Restrictions on Transfer of Plan Shares – Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

The Company shall be granting these options over the next few weeks, once the Company’s newly adopted 2003 Option Plan shall be approved by the Israeli tax authorities.

Remuneration of the Company’s Non-Employee/Consulting Directors

On February 18, 2003, the Company’s shareholders approved the remuneration of the directors of the Company (including directors appointed in the future) who are not employees or paid consultants of the Company, at the same rate the external directors of the Company are paid, and with respect to Messrs. Greengold and Ben-Mayor, the remuneration shall be paid retroactively since the date of their appointment to the Board of Directors in June 2002. At the annual general meeting held on March 13, 2002, the shareholders resolved to remunerate the external directors according to the maximum rate permitted now and in the future by Israeli law and regulations. The current rates for companies the size of ours, are an

________________________

6 At this time, these include: Messrs. Zvi Greengold, Eli Ben-Mayor, Prof. Adi Raveh, Yair Shamir, Edourad Cukierman, Boaz Harel, Ronen Zavlik, Jacob Tenenboem and Dr. Yael Ilan

48

annual fee of approximately $5400, and a participation fee in meetings of approximately $280. On June 26, 2003 the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers, in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000 (two and a half million dollars).

Loan to BOScom Ltd.

On November 13, 2002, the Company’s Board of Directors approved the grant of a loan of $500,000 to the Company’s wholly-owned subsidiary, BOScom Ltd., and in order to secure the loan, BOScom Ltd. granted the Company a security interest (a floating charge) in its inventory. According to its terms, the loan bears interest of 5% per annum, the interest to be paid annually, and the principal is due five years after the loan date.

Grant of Options to Mocha Global Managerial Services Ltd. / Mr. Nehemia Kaufman

On October 17, 2002, the Company’s Board of Directors approved the grant of 75,000 (300,000 pre-split) options to purchase Ordinary Shares of the Company, under the 2001 Stock Option Plan, to Mocha Global Managerial Services Ltd. or to Mr. Nehemia Kaufman directly (at Mr. Kaufman’s discretion). Since September 2002, Mocha Global Managerial Services Ltd. provides us with CFO services, which are provided by Mr. Nehemia Kaufman. 6,250 (25,000 pre-split) of the options vest at the end of each fiscal quarter, beginning 31.12.02 (with acceleration of the vesting terms in the event that the CEO of the Company will be replaced). The exercise price of the options is $4 ($1 pre-split) and they are exercisable until June 26, 2011. Additional terms of these options include certain restrictions on the sale of most of the shares derived from their exercise.

Services Agreement with Cukierman & Co. Investment House Ltd.

The Company’s audit committee and Board of Directors recently approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company controlled by Mr. Edouard Cukierman, who now serves as Chairman of our Board of Directors, and is a co-manager of the Catalyst Fund, the Company’s largest shareholder.

7C.        Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information.

8A.        Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Sales Outside Israel

The total amount of export sales of the Company has been as follows:

2002 - $7,147,000 (totaling 76% of all revenues); 2001 - $4,787,000 (totaling 79% of all revenues); and 2000 - $5,956,000 (totaling 82% of all revenues).

Legal Proceedings

In 2001, our US subsidiary, PacInfoSystems acquired 100% of Dean Tech. The effective date of the acquisition was January 1, 2001. The total purchase price, including acquisition costs, consisted of $275,000 in cash plus Dean Tech’s total amount of cash and accounts receivables, less accounts payable, and plus payments to the sellers of certain annual earn-out payments until April 15, 2004. During the second quarter of 2002, the sellers of Dean Tech disputed the financial audit and earnings calculations of Dean Tech for the year ended 2001, which directly affected their earn-out payment for that year. Their dispute was submitted to the American Arbitration Association (“AAA”) and contained a claim for an earn-out payment in the amount of $900,000 against PacInfoSystems. In October 2002, the AAA resolved that PacInfoSystems should pay the sellers of Dean Tech $618,000 plus $29,000 arbitration costs. PacInfoSystems recorded a full provision for that amount.

PacInfoSystems is responsible for collecting sales taxes on sales of products to customers in various states. Between 1999 and 2001 PacInfoSystems had not remitted collected sales taxes to several states on a timely basis. As a result, PacInfoSystems may be liable for interest and penalties for failure to remit the taxes on time. As of December 31, 2001, the financial statements included a liability for taxes, interest and estimated penalties amounting to $1,392,000. During 2002, PacInfoSystems paid its unpaid sales taxes according to certain amnesties with state authorities in the amount of $772,000. As a result, PacInfoSystems reversed the provision for interests and penalties in the amount of $ 568,000. While the ultimate outcome and impact on PacInfoSystems cannot be predicted with certainty, management does not believe that any additional liability assessed by the states will have an adverse effect on its consolidated financial position or results of operations.

In July 2002, Operate Lease, Ltd., a company from which the Company leased cars for its employees, claimed that the Company’s termination notice of the leasing agreement in March 2002 constituted a breach of the agreement and Operate Lease demanded compensation in the amount of NIS 1,278,968 (equivalent to approximately $270,000). No legal proceeding has yet been filed. The Company does not believe that the chances of Operate Lease prevailing and recovering a significant amount, are high, and therefore no provision was recorded.

On the basis of an audit conducted by the Office of the Chief Scientist in October 2002, the Company was required to pay royalties in the sum of $473,200 for the years 1991-1999 (in excess of royalties already paid for this period). The Company paid $23,367 and appealed in respect to the remainder of the sum claimed. A decision regarding the appeal has not yet been rendered. The Company has recorded a provision for the entire sum claimed to be due.

Dividend Policy

We intend to reinvest our earnings and therefore do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at the time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year out of “profits,” as determined under Israeli statutory standards. Any dividends paid out of Approved Enterprise earnings (i.e. tax exempt income) will be liable to tax. As we do not intend to distribute these earnings, no provision has been made for this additional tax in our Financial Statements.

8B.        Significant Changes

Not applicable.

Item 9: The Offer and Listing.

9A.        Offer and Listing Details

Our ordinary shares are traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, as quoted on the NASDAQ Small Capitalization Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our shares started to be traded on the NASDAQ National Market. In January 2002, our shares began trading, as well, on the Tel-Aviv Stock Exchange, under the symbol “BOS”, pursuant to the dual-listing regulations of the Israeli Securities Authority.

We have recently been subject to delisting from the Nasdaq National Market, for failure to meet Nasdaq’s minimum bid price and shareholders’ equity requirements, however, as a result of the hearing we requested, the Listing Qualifications Panel determined to continue the listing of the Company’s securities on the Nasdaq National Market pursuant to a detailed exception (see under Item 3C – risk factors).

In order to achieve the minimum bid price of $1, on May 29, 2003 we effected a 1:4 reverse-split of our ordinary shares, so that every four ordinary shares 1 NIS nominal value each, were replaced with one ordinary share 4 NIS nominal value. No fractional shares were issued as a result of the reverse-split. Instead, all fractional shares which are one-half share or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. After the effective date of the reverse-split, the post-split shares were traded on the Nasdaq National Market under the symbol “BOSCD” for twenty (20) trading days, at which time the trading symbol reverted back to “BOSC”.

Prices set forth below are high and low reported closing sale prices for our ordinary shares and warrants of the Company, as reported by NASDAQ for the period indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected May 29, 2003.

		Ordinary Shares		Warrants

Period		High	Low	High	Low

1998	Annual	23.52	14.00	6.52	0.52

1999	Annual	34.76	6.52	8.88	0.20

2000	Annual	71.24	10.36	40.00*	4.56*

2001	Annual	16.68	3.64
	First Quarter	16.68	8.00
	Second Quarter	9.84	6.40
	Third Quarter	9.32	5.40

51

	Fourth Quarter	6.92	3.64

2002	Annual	7.92	2.40
	First Quarter	7.92	5.56
	Second Quarter	6.56	2.96
	Third Quarter	4.40	2.80
	Fourth Quarter	3.76	2.40

2003	January	2.68	1.96
	February	2.04	1.80
	March	1.96	1.72
	April	2.40	1.96
	May	2.40	2.00
	June (until 15th)	2.25	1.93

(*) The warrants expired and ceased to be traded on April 2, 2000.

9B.        Plan of Distribution

Not applicable.

9C.        Markets

Our securities are traded on the NASDAQ Stock Exchange (symbol “BOSC”) and the Tel-Aviv Stock Exchange (symbol “BOS”).

9D.        Selling Shareholders

Not applicable.

9E.        Dilution

Not applicable.

9F.        Expenses of Issue

Not applicable.

Item 10: Additional Information.

10A.        Share Capital

Not applicable.

10B.        Memorandum and Articles of Association

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law, 1999.

Set forth below is a summary of certain provisions of the Articles of Association and the Israeli Companies Law. This description does not purport to be complete.

1.         Objects of the Company:

The company’s objects and purposes are outlined in the Memorandum of Association. These objects include: the development of sophisticated interfaces for IBM mainframe computers; the export of hi-tech products to Europe and the USA; and research, development and manufacture of products in the sphere of communication networks. The Company’s Articles of Association (Article 2) allow it to engage in any legal business.

2.         Provisions related to the directors of the Company:

(a) Approval of Certain Transactions under the Companies Law:
We are subject to the provisions of the Israeli Companies Law 1999, which became effective on February 1, 2000.

The Companies Law codifies the fiduciary duties that an Office Holder has to the Company. An “Office Holder” is defined in the Companies Law as any Director, General Manager or any other Manager directly subordinate to the General Manager and any other person with similar responsibilities.

An Office Holder’s fiduciary duties consist of a Duty of Loyalty and a Duty of Care.

The Duty of Loyalty includes: the avoidance of any conflict of interest between the Office Holder’s position in the company and his personal affairs; the avoidance of any competition with the company; the avoidance of any exploitation of any business opportunity of the Company in order to receive personal advantage for himself or others; and a duty to reveal to the Company any documents or information relating to the Company’s affairs that the Office Holder has received due to his position.

The Duty of Care requires an Office Holder to act at a level of care that a reasonable Office Holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (1) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (2) all other information of importance pertaining to the foregoing actions.

Under the Companies Law, all arrangements with regard to the compensation of Office Holders who are not Directors require the approval of the Board of Directors. Arrangements regarding the compensation of Directors require Audit Committee, Board and Shareholder approval.

The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company’s Board of Directors which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an Extraordinary Transaction, after the office holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s Audit Committee and the Board of Directors, and, under certain circumstances, the shareholders of the company must approve the transaction, in addition to any approval stipulated by the Articles of Association. An Office Holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at this meeting or vote on this matter, unless a majority of the members of the Board of Directors or Audit Committee, respectively, have a personal interest in the matter, in which case they may all be present and vote, after which the matter must be approved by the shareholders of the Company.

(b) Borrowing powers exercisable by the Directors are not specifically outlined in the Company’s Articles of Association, however, according to Article 15: “Any power of the

Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the Board of Directors”.

(c) The Company’s Articles of Association do not contain provisions regarding the retirement of directors under an age limit requirement, nor do they contain a provision requiring a Director to hold any Company shares in order to qualify as a Director.

For further reference to the Articles of Association regarding the Company’s directors, see Item 6.

3.        With regard to the rights, preferences and restrictions attaching to the shares, the Company’s Articles of Association provide the following:

(a),(c),(d): Dividends, Rights to Share in the Company’s Profits and Rights to Share in any Surplus upon Liquidation

All holders of paid-up Ordinary Shares of the Company have an equal right to participate in the distribution of (i) dividends, whether by cash or by bonus shares; (ii) Company assets; and (iii) the Company’s surplus assets upon winding up, all pro rata to the nominal value of the shares held by them (Articles 4.2.2, 4.2.3 and 7.3).

The Board of Directors is the organ authorized to decide upon the distribution of dividends and bonus shares (Article 26). The shareholders who are entitled to dividend are the shareholders on the date of the resolution on the dividend or on a later date if another date is specified in the resolution on the dividend’s distribution. If the Board of Directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders’ register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend’s declaration is listed in the shareholders’ register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share. For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the Board of Directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

(b) Voting Rights
All holders of paid-up Ordinary Shares of the Company have an equal right to participate in and vote at the Company’s general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or the Company’s Articles of Association (Article 14.3).

Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a period of 3 years under the Israeli Companies Law, 1999. The Articles do not provide for cumulative voting.

(e) Redemption

The Company may, subject to any applicable law, issue redeemable securities on such terms as determined by the Board of Directors, provided that the general meeting of shareholders approves the Board of Director’s recommendation and the terms determined (Article 27).

(g) Capital Calls by the Company
The Board of Directors may only make calls for payment upon shareholders in respect of monies not yet paid for shares held by them (Article 7.2).

(h) Discrimination
No provision in the Company’s Articles of Association discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares.

4.         Modification of Rights of Holders of Stock

The general meeting of shareholders may resolve to create new shares of an existing class or of a new class with special rights and/or restrictions (Article 9.1).

So long as not otherwise provided in the shares’ issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders. The provisions of the Company’s Articles of Association regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares (Article 10.1). The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms (Article 10.2).

The above mentioned conditions are not more significant than is required by law.

5.         Annual General Meetings and Extraordinary General Meetings

General meetings shall be convened at least once a year at such place and time as determined by the Board of Directors but no later than 15 months from the last general meeting. Such general meetings shall be called “annual meetings”. The Company’s other meetings shall be called “special meetings” (Article 12.1). The annual meeting’s agenda shall include a discussion of the Board of Directors’ reports and the financial statements as required at law. The annual meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company’s annual general meeting, pursuant to these articles or the Law, as well as any other matter determined by the Board of Directors (Article 12.2).

The Board of Directors may convene a special meeting pursuant to its resolution and it must convene a general meeting if it receives a written requisition from any one of the following (hereinafter referred to as “requisition”) (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company (Article 12.3). A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the meeting (Article 12.4). Where the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted to it, for a date that shall be specified in the invitation and subject to the law (Article 12.5).

Notice to the Company’s members regarding the convening of a general meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the meeting and shall be published in other ways insofar as required by the law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote. The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting (Article 12.6).

The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the Board of Directors in the resolution to convene the meeting, and subject to the law (Article 14.1).

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 25% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as “the adjourned meeting”) (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

The Articles of Association provide that all shareholder resolutions shall be passed by an ordinary (simple) majority of the votes cast, unless another majority is specified in the Companies Law or in the Articles (Article 14.3).

6.         Limitations on the rights to own securities

There are no limitations on the rights to own the Company’s securities, including the rights of non-residents or foreign shareholders to do so.

7.         Change of Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the registrar.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds a majority of the voting power of the company. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

8.         Disclosing share ownership

The Company has no bylaw provisions governing the ownership threshold, above which shareholder ownership must be disclosed.

10C.        Material Contracts

All material contracts have been described in detail throughout this form, wherever applicable.

10D.        Exchange Controls

All exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

Pursuant to the General Permit issued by the Israeli Controller of Foreign Currency, at the Bank of Israel (under the Currency Control Law, 1978), non-residents of Israel who purchase our Ordinary Shares will be able to convert any proceeds from the sale of these Ordinary Shares, as well as dividend and liquidation distributions, if any, into non-Israeli currency, provided that Israeli Income Tax has been paid (or withheld) on such amounts (to the extent applicable).

There are no limitations on the Company’s ability to import and export capital.

10E.        Taxation

To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

ISRAELI TAX CONSIDERATIONS

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income. The tax reform also substantially changes the taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However in the Company’s case, the rate is currently effectively reduced, as described below.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

The Company’s facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law”), which provides certain tax and financial benefits to investment programs that have been granted such status.

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an "approved enterprise”. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of 10-25% (subject to the percentage of the foreign shareholders holding in the company), rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from completion of the investment under the approved plan (commencement of production) or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A Foreign Investors Company (“FIC”), as defined in the Investment Law, may enjoy benefits for a period of up to 10 years, or 12 years if it complies with certain export criteria stipulated in the Investment Law.

A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a Company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

The Company has four approved enterprise programs under the Capital Investments Law, which entitle the Company to some tax benefits. In our first program, we elected to participate in a government guaranteed loans and grants approved enterprise program and have received grants from the investment center. Income derived from the first program which began in 1991 and completed in 1992, was subject to a reduced tax rate of 25% for the period of seven years ended 1999.

In our second and third programs we have elected to participate in government guaranteed loans programs. Income derived from these programs, which began in 1992 and 1994, respectively, are tax exempt for a period of ten years commencing on the first year of taxable income.

In our fourth program, we have elected to participate in the “alternative benefit program”. Income derived from “alternative benefit program” which began in 1997 is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise. The tax benefit period for this program will expire through 2010.The fourth plan was extended until 2001.

During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company, were transferred to BOScom.

In 2002, we elected not to participate in any approved enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the 36% corporate tax rate.

Our subsidiary, BOScom, also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Accordingly, income derived from BOScom’s investment program, which commenced operations in 1997 is exempt from income tax for a period of ten years commencing from the first year in which taxable income is generated.

In 2002, BOScom applied for a second program in the "alternative benefits route".

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company (or BOScom) will be required to pay corporate tax at the reduced corporate tax rate applicable to such profits (between 10% and 25. In addition, dividends from approved enterprises are generally taxable at the reduced rate of 15% if distributed during the tax exemption period or within 12 years thereafter (this time limit does not apply to an FIC). Tax must be withheld at source, regardless of whether the dividend is converted into foreign currency. The Company currently intends to reinvest the amounts of tax-exempt income and not to distribute such income as dividends.

The Investment Center of the Ministry of Industry and Trade bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction.

In case the tax deduction, in the year research and development expenditures are incurred, is not approved by the relevant Israeli government ministry, the Company will be entitled for the tax deduction over a period of three years.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel and at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. Until December 31, 2001 the Company qualified as an "Industrial Company" within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to certain preferred corporate tax benefits.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. In January 2002, subsequent to the Company’s restructure transforming it into a holding company by transferring its industrial operations to its wholly-owned subsidiary, BOScom, the Company disqualified from being an "Industrial Company" and therefore the benefits described above are not available since then.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The material aspects to the Company can be described as follows:

There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed, inflation resistant, assets and non-fixed (soft) assets. Where a Company’s equity, as defined in law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a Company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index (CPI). Under Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company elected to measure its results for tax purposes on the basis of the changes in the Israeli CPI.

Capital Gains Tax on Sales of Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of securities and other capital assets, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of a non-resident provides otherwise. Until the Israeli tax reform that became effective on January 1, 2003, sales by both residents and non-residents of Israel (other than certain Israeli corporations) of securities of Israeli companies that qualified as "Industrial Companies" or Industrial Holding Companies" on recognized stock exchanges outside of Israel were exempt from the capital gains tax. This exemption did not apply to dealers in securities in Israel and persons subject to Inflationary Adjustments Law who were taxed at regular tax rates applicable to business income. Subsequent to the disqualification of the Company as an “Industrial Company” since January 2002, a sale of shares on the Nasdaq National Market by the Company’s Israeli shareholders was not tax exempt under paragraph 4a of the Regulation for “Exemption of Capital Gain Incurred in a Sale of Shares” (1981) (the “Regulation”). However, since January 2002, the

Company registered its shares for trade in the Tel Aviv Stock Exchange (TASE). Accordingly, sales (other than by certain Israeli corporations) of securities of Israeli companies were subject to tax exemption throughout the year 2002, if sold on the TASE. However, the tax reform of January 2003 repealed these exemptions and now imposes a 15% capital gains tax on Israeli resident individuals, in respect of gains derived after January 1, 2003 from the sale of shares of an Israel company on the TASE or a recognized stock exchange outside Israel, and the status of an Industrial Company is no longer relevant. The 15% tax rate does not apply to dealers in securities, persons subject to Inflationary Adjustments Law, and shareholders who acquired their shares prior to an initial public offering. This tax does not affect non-residents who are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock exchange, provided such shareholders did not acquire their shares prior to an initial public offering.

The US-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company’s voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations specified in the treaty. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Ordinary Shares

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25%, or 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a United States corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

Under an amendment to the Inflationary Adjustments Law 1985, effective January 1,1999, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

UNITED STATES FEDERAL INCOME TAXES

The following general discussion sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code”), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, financial institutions or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company’s outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the dollar, or (g) any aspect of state, local or non-United States tax law.

THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR’s INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Dividends Paid on the Ordinary Shares

Distributions paid on ordinary shares (including any Israeli taxes withheld) to a U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company’s current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder’s tax basis in the ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Shareholders), regardless of whether a payment in Israeli currency is actually converted to US Dollars at that time. U.S. Shareholders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Israeli currency received which is converted into US Dollars subsequent to receipt.

Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, qualified dividend income received by an individual U.S. Shareholder for taxable years beginning after December 31, 2002 and beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder’s taxable income. If an individual U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. It is expected that the United States Treasury Department will issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation.” In the event ordinary shares should not be readily tradable on an established securities market in the United States, individual U.S. Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.

Credit for Israeli Taxes Withheld

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the ordinary shares generally will be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Israeli withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Disposition of the Ordinary Shares

The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of ordinary shares.

Passive Foreign Investment Company Status

A foreign corporation generally will be treated as a “passive foreign investment company” (“PFIC”) if, after applying certain “look-through” rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC. However, the Company does not believe that it was a PFIC in 2002. However, there can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. Shareholder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. Shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Shareholder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company’s income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. Shareholders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Annual Report on Form 20-F. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

Information Reporting and Back up Withholding.

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and “backup withholding” at a 30% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

10F.        Dividends and Paying Agents

Not applicable.

10G.        Statement by Experts

Not applicable.

10H.        Documents on Display

The documents concerning the Company that are referred to in the form may be inspected at the Company’s office in Israel.

10I.        Subsidiary Information

For information relating to the Company’s subsidiaries, see Item 4 – “Organizational Structure” as well as the Company’s Financial Statements (Items 8 and 18 of this form).

Item 11: Quantitative and Qualitative Disclosure about Market Risk.

Currency Exchange Rate Risk Management

The Company’s functional currency is the US Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than US Dollar such as Israeli Shekel, UK Pound and Euro.

The excess balance of monetary assets on liabilities in non-dollar currencies in the Balance Sheet as of 31.12.02 and 31.12.01 (“Balance Sheet Exposure”) is presented in the table below. The data is presented in US Dollars (in thousands):

	December 31, 2002			December 31, 2001

	Israeli currency (1)		Other	Israeli currency (1)		Other
			non-dollar			non-dollar
			currencies			currencies
	Linked(2)	Unlinked	(3)	Linked(2)	Unlinked	(3)

	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$

Current assets:
Cash and cash
equivalents	$-	$117	$128	$-	$690	$348
Accounts receivable –
trade		250	686	-	200	785
Other accounts
receivable	-	188	133	86	453	49

	$-	$555	$947	$86	$1,343	$1,182

Current liabilities:
Short-term credits	$-	$-	$-	$-	$-	$-
Accounts payable -
trade	-	947	76	-	432	77
Other accounts payable	29	936	518	215	825	903

	$29	$1,883	$594	215	1,257	980

Net	$(29)	$(1,328)	$353	$(129)	$86	$202

(1)	The above does not include balances in Israeli currency linked to the US dollar.
(2)	To the Israeli Consumer Price Index (Israeli CPI).
(3)	Primarily Pound Sterling.

The Company does not use financial instruments and derivatives, but manages the risk of Balance Sheet Exposure by attempting to maintain a similar balance of assets and liabilities in any given currency.

The selling prices of our products in Israel and Europe are quoted and collected in the local currency. The purchases and salary expenses in Israel and Europe are paid in the local currency.

A material change in currency exchange rate of the NIS, Sterling or Euro compared to the US Dollar may have an effect on the Company’s financial results and cash flow.

Credit Risk Management

The company sells its products and purchases products from vendors on credit terms.

Customers payment terms are based on a credit check performed in relation to every customer, and on periodic evaluations of the prevailing terms.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases provision on its assessment of the risk of the debt.

The table below presents the accounts receivables balance by geographical market as 31.12.02 and 31.12.01:

	December 31,

	2002	2001

United States	$669	$539
Europe	686	742
Israel	168	214

	$1,523	$1,495

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates, is due to its investment of its surplus funds.

The Company has a conservative investment policy. According to this policy the Company invests in bank deposits and in high level marketable securities.

A material change in yields of the securities which the company invests in and the need of cash before the securities’ maturation, may have an effect on the Company’s financial results and cash flow.

A material change in interest we receive on our bank deposits, may have an effect on the Company’s financial results and cash flow.

Bank Risk

The Company invests and manages the majority of its funds in one bank which is one of the three largest in Israel.

Item 12: Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of
Proceeds.

Not applicable.

Item 15: Controls and Procedures

As of a date within 90 days prior to the date of this report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, nor have there been any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16:

Item 16A: Audit Committee Financial Expert

Not yet applicable to Registrant

Item 16B: Code of Ethics

Not yet applicable to Registrant

Item 16C: Principal Accountant Fees and Services

Not yet applicable to Registrant

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not yet applicable to Registrant

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this Annual Report:

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Statement of Changes in Shareholders' Equity	F-6
Statements of Cash Flows	F-7 – F-8
Notes to Consolidated Financial Statements	F-9 – F-53

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended
1.2	Articles of Association, as amended
4.1	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to the Company’s Current Report on Form 6-K filed on January 17, 2003)
8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on
Form 20-F)
10.1	Consent of Kost, Forer & Gabbay, a member of Ernst &Young Global
10.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better On-Line Solutions, Ltd.

/s/ Israel Gal	/s/ Nehemia Kaufman

Israel Gal	Nehemia Kaufman
Chief Executive Officer	Chief Financial Officer

Date: June 26, 2003

Certifications

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Israel Gal, certify that:

1. I have reviewed this annual report on Form 20-F of B.O.S. Better Online Solutions Ltd (the “registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Israel Gal

____________________________

Israel Gal, Chief Executive Officer

I, Nehemia Kaufman, certify that:

1. I have reviewed this annual report on Form 20-F of B.O.S. Better Online Solutions Ltd (the “registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Nehemia Kaufman

___________________________________

Nehemia Kaufman, Chief Financial Officer

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Auditors’ Report	F2
Consolidated Balance Sheets	F3 - F4
Consolidated Statements of Operations	F5
Statements of Changes in Shareholders’ Equity	F6
Statements of Cash Flows	F7 - F8
Notes to Consolidated Financial Statements	F9 - F53

- - - - - - - - - - - -

AUDITOR’s REPORT

To the Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

     We have audited the accompanying consolidated balance sheets of B.O.S Better OnLine Solution Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. The financial statements are the responsibility of the Company’s board of directors. Our responsibility is to express an opinion on these financial statements based on our audit.

     The financial statements of the Company for the year ended December 31, 2000 were audited by other auditors whose report dated April 4, 2001 expressed an unqualified opinion on those financial statements.

     We did not audit the financial statements of LYNK USA, Inc. and its subsidiary (a wholly-owned subsidiary of B.O.S. Better Online solutions Ltd., an Israeli corporation) (“LYNK USA”), as of December 31, 2002, and for the year then ended whose assets constitute approximately 7% of the related consolidated totals as of December 31, 2002, and which results of operations are recorded as discontinued operations in the statements of operations for the year then ended and constitute 89% of the loss from discontinued operations for the year then ended. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for LYNK USA, is based on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States and Israel, including those prescribed by the Auditors' Regulations (Auditor’s Mode of Performance) - 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of operations, changes in equity and cash flows for the two years then ended, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 19 to the consolidated financial statements).

     As explained in Note 2b, the consolidated financial statements referred to above are presented in U.S. dollars, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel

Tel-Aviv, Israel	KOST, FORER & GABBAY
March 24, 2003	A Member of Ernst & Young Global
(Except for Note 22 which date is June 20, 2003)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,

	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 3)	$5,246	$8,325
Restricted cash (Note 4)	700	-
Marketable securities (Note 7)	819	-
Trade receivables (net of allowance for doubtful accounts of $ 347 in
2002 and $ 447 in 2001)	1,523	1,495
Other accounts receivable and prepaid expenses (Note 5)	382	550
Inventories (Note 6)	855	307

	9,525	10,677

LONG-TERM INVESTMENTS:
Long-term marketable securities (Note 7)	2,226	2,884
Long-term prepaid expenses	15	87
Long-term investment (Note 8)	2,042	2,042

Total long-term investments	4,283	5,013

PROPERTY AND EQUIPMENT, NET (Note 9)	965	1,296

OTHER ASSETS, NET (Note 10)	551	711

ASSETS RELATED TO DISCONTINUED SEGMENTS (Note 18a)	1,115	13,070

	$16,439	$30,767

The accompanying notes are an integral part of these consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,

	2002	2001

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan (Note 12)	$-	$286
Trade payables	1,044	448
Accrued expenses and other liabilities (Note 11)	2,501	2,935

Total current liabilities	3,545	3,669

LONG-TERM LIABILITIES:
Accrued severance pay, net	231	280

Total long-term liabilities	231	280

LIABILITIES RELATED TO DISCONTINUED SEGMENTS
(Note 18a)	4,131	10,340

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)
SHAREHOLDERS' EQUITY (Note 14):
Share capital -
Ordinary shares of NIS 4.00 par value: Authorized: *)8,750,000 shares as of December 31, 2002 and 2001; Issued and outstanding:
*)3,177,264 and *)3,102,264 shares as of December 2002 and 2001,
respectively	3,690	3,628
Additional paid-in capital	41,253	41,161
Deferred stock compensation	66	59
Accumulated deficit	(36,327)	(28,220)
Treasury shares held by a trustee (5,383 Ordinary shares as of December
31, 2002 and 2001)	(150)	(150)

	8,532	16,478

	$16,439	$30,767

*) On a post reverse stock split basis (see also Note 22d).

The accompanying notes are an integral part of these consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2002	2001	2000

Revenues	$9,441	$6,042	$7,294
Cost of revenues (Note 16a)	2,300	2,703	2,399

Gross profit	7,141	3,339	4,895

Operating expenses:
Research and development, net (Note 16b)	2,182	1,757	2,177
Selling and marketing	3,705	4,811	4,185
General and administrative	1,697	1,243	2,279

Total operating expenses	7,584	7,811	8,641

Operating loss	(443)	(4,472)	(3,746)
Financial income, net (Note 16c)	295	427	639
Restructuring costs	-	(132)	(83)
Other expenses (Note 16d)	(285)	(480)	(479)

Loss before equity in losses of an affiliated company	(433)	(4,657)	(3,669)
Equity in losses of an affiliated company (Note 8)	-	-	(1,283)

Net loss from continuing segment	(433)	(4,657)	(4,952)
Net loss related to discontinued segment (Note 18b)	(7,674)	(8,313)	(2,743)

Net loss	$(8,107)	$(12,970)	$(7,695)

Basic and diluted net loss per NIS 1.00 par value from
continuing segment (Note 16e)	$(0.03)	$(0.38)	$(0.39)

Basic and diluted net loss per NIS 1.00 par value related to
discontinued segment (Note 16e)	$(0.62)	$(0.67)	$(0.23)

Basic and diluted net loss per NIS 1.00 par value (Note 16e)	$(0.65)	$(1.05)	$(0.62)

The accompanying notes are an integral part of these consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

		Number		Additional		Deferred		Treasury shares	Total
		of Ordinary	Share	paid-in	Redeemable	stock	Accumulated	held by	shareholders'
		shares *)	capital	capital	warrants	compensation	deficit	a trustee	equity

Balance at January 1, 2000	(1)	2,265,956	$2,815	$18,277	$201	$87	$(7,555)	$(150)	$13,675

Warrants exercised, net		402,500	399	11,179	(201)	-	-	-	11,377
Underwriters purchase options and related warrants exercised, net		64,688	64	1,918	-	-	-	-	1,982
Private placement, net		250,000	239	8,386	-	-	-	-	8,625
Options exercised by former major shareholder		21,583	21	-	-	-	-	-	21
Acquisition of shares of subsidiary (2)		17,804	17	246	-	-	-	-	263
Employee stock options exercised, net		74,350	73	1,155	-	(49)	-	-	1,179
Employee stock options expenses, net		-	-	-	-	17	-	-	17
Net loss		-	-	-	-	-	(7,695)	-	(7,695)

Balance at December 31, 2000	(1)	3,096,881	3,628	41,161	-	55	(15,250)	(150)	29,444

Amortization of deferred stock compensation		-	-	-	-	4	-	-	4
Net loss		-	-	-	-	-	(12,970)	-	(12,970)

Balance at December 31, 2001	(1)	3,096,881	3,628	41,161	-	59	(28,220)	(150)	16,478

Issuance of shares		3,750	3	27	-	-	-	-	30
Issuance of shares related to the private placement in 2000 (3)		71,250	59	(1)	-	-	-	-	58
Reversal of accrued issuance expenses		-	-	66	-	-	-	-	66
Amortization of stock compensation related to warrants issued for service providers		-	-	-	-	7	-	-	7
Net loss		-	-	-	-	-	(8,107)	-	(8,107)

Balance at December 31, 2002	(1)	3,171,881	$3,690	$41,253	$-	$66	$(36,327)	$(150)	$8,532

(1)   Net of 5,383 held by a trustee.

(2)   See Note 10a.

(3)   See Note 14c.

*)   On a post reverse stock split basis (see also Note 22d).

The accompanying notes are an integral part of these consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2001	2000

Cash flows from operating activities
Net loss	$(8,107)	$(12,970)	$(7,695)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities from continuing segment (a)	8,234	11,300	4,398

Net cash provided by (used in) operating activities from continuing
segment	127	(1,670)	(3,297)
Net cash provided by operating activities from discontinued segment	728	2,576	1,736

Net cash provided by (used in) operating activities	855	906	(1,561)

Cash flows from investing activities:
Purchase of property and equipment	(163)	(389)	(643)
Purchase of other assets	-	(4)	-
Investment in other company	-	(2,000)	-
Investment in a subsidiary	-	-	(640)
Investment in long-term marketable securities	(196)	(2,912)	-
Investment in restricted cash	(700)	-	-
Proceeds from sale of property and equipment	9	23	174

Net cash used in investing activities from continuing segment	(1,050)	(5,282)	(1,109)
Net cash used in investing activities from discontinued segment	(160)	(1,909)	(812)

Net cash used in investing activities	(1,210)	(7,191)	(1,921)

Cash flows from financing activities:
Short-term bank credit, net	-	-	(279)
Repayments of long-term loan	(286)	(429)	(286)
Issuance of share capital, net of issuance costs	58	-	23,184
Payment for acquisition of a subsidiary in prior year	-	(66)	(761)

Net cash provided by (used in) financing activities from continuing
operations	(228)	(495)	21,858
Net cash used in financing activities from discontinued segment	(3,216)	(1,095)	(2,074)

Net cash provided by (used in) financing activities	(3,444)	(1,590)	19,784

Increase (decrease) in cash and cash equivalents	(3,799)	(7,875)	16,302
Less - increase (decrease) in cash and cash equivalents of discontinued
segment	(720)	270	93
Cash and cash equivalents at the beginning of the year	8,325	16,470	261

Cash and cash equivalents at the end of the year	$5,246	$8,325	$16,470

The accompanying notes are an integral part of these consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2002	2001	2000

(a)	Adjustments to reconcile net loss to net cash used in
	operating activities:
	Loss from discontinued segment	$7,674	$8,313	$2,743
	Depreciation and amortization	580	568	404
	Accrued severance pay, net	(49)	(26)	108
	Interest and amortization of premium of long-term
	marketable securities	35	28	-
	Interest on investment in affiliated company	-	(42)	-
	Capital loss	-	32	23
	Impairment of property and equipment	95	-	-
	Equity in losses of an affiliated company	-	-	1,283
	Amortization of deferred stock compensation	7	4	17
	Decrease (increase) in trade receivables	(28)	832	(733)
	Decrease (increase) in other accounts receivable and
	prepaid expenses	240	106	(278)
	Decrease (increase) in inventories	(548)	1,024	(218)
	Increase (decrease) in trade payables	596	(500)	166
	Increase (decrease) in accrued expenses and other
	liabilities	(368)	961	883

		$8,234	$11,300	$4,398

(b)	Supplemental disclosure of cash flow activities:
	Net cash paid during the year for:
	Interest	$82	$570	$628

	Taxes on income	$-	$-	$729

(c)	Non-cash activities:
	Investment in a subsidiary against issuance of shares	$30	$-	$263

	Reversal of issuance expenses payable	$66	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 1:- GENERAL
B.O.S. Better On-Line Solutions Ltd. and its subsidiaries (hereinafter “the Company” or “BOS”) is an Israeli corporation which operates in two business segments:
a.	Connectivity:
The Company’s wholly-owned subsidiary, “Boscom” creates solutions for seamless integration of PCs and LANs into the midrange host environment. The Company designs, develops, manufactures, markets and supports superior products that provide efficient solutions to PC connectivity challenges in the IBM midrange environment as well as printing solutions that are operating - system independent. Boscom sells and supports its products worldwide through a network of subsidiaries, distributors, and value-added resellers.

Boscom is also engaged in developing hardware and software products for the field of IP telephony over the Internet and private intranet, data access convergence and remote access solutions for the corporate market.

The Company’s marketing activity and technical support in the United States and Europe is conducted through wholly-owned marketing subsidiaries: Better On-Line Solutions Limited (“OS UK”), Better On-Line Solutions France (“BOS France”) and Better On-Line Solutions, USA (“BOS USA”), which is a division in Pacific Information Systems (“Pacinfo”).

b.	Computer Networking:
On May 31, 1998, the Company acquired 100% of the share capital of Pacinfo, a U.S. corporation. Pacinfo is a reseller of computer networking products.
In April 2001, Pacinfo acquired Dean Technologies Associated LLC. (“DT”), a Texas limited liability company, for a purchase price (including acquisition costs) of $ 391. In addition, Pacinfo was obliged to make certain annual earnout payments to the sellers, until April 15, 2004. See Note 18(1)(c).

In October 2002, Pacinfo’s Board of Directors determined due to a lack of current market demand, that DT has ceased to be a profitable business line. Pacinfo subsequently ceased the operations of DT as of October 11, 2002 and closed DT’s facilities in Texas.

In may 2002, the Board of Directors of the Company decided to sell Pacinfo. During the fourth quarter of 2002, following unsuccessful efforts to sell Pacinfo and based upon poor economic condition and continued operating losses together with a loss of key officers and employees, the Company initiated a plan to cease operations and dissolve Pacinfo.

As a result of the Company’s plans to cease the operations in Pacinfo and DT, the assets, liabilities and operations of Pacinfo and DT represent a discontinuing segment and therefore are disclosed according to Israeli Accounting Standard No. 8, regarding discontinued operations (“Standard No. 8”). During 2002, the Company impaired its goodwill in Pacinfo in the amount of $ 3,946 and its goodwill in DT in the amount of $ 174. See also Note 18.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 1:- GENERAL (Cont.)
c.	In January 2002, the Company’s structure was re organized by transforming the Company into a holding company specializing in high tech investments and by merging the Company’s connectivity operations into Boscom. As such, on January 1, 2002, the net assets pertaining to the connectivity operations were transferred to Boscom, see also Note 17c(6).

d.	In January 2002, the Company registered its shares for trade on the Tel-Aviv Stock Exchange.
e.	The Company had one major customer as of December 31, 2002 which constituted 13% of the revenues.
f.	Definitions:
The Company - B.O.S. Better OnLine Solutions Ltd.
Subsidiary - A company, which is controlled by the Company, when more than 50% of the voting equity is owned by the Company (either directly or indirectly).
Affiliated company - A company that is not a subsidiary, in which the Company has voting rights and rights to profits, given that the Company wields significant influence over the operating and financial policies of these companies.

Other company - A company in which there is no significant control and the investment in which is presented at cost.
Related parties - As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel. The Group companies transact with companies, which are related parties in the ordinary course of business. Balances and transactions with related parties are presented in Note 17.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The significant differences that affect the consolidated financial statements are described in Note 19.

Use of estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Financial statements in U.S. dollars (“dollars”)

Since the Company’s shares are traded on the NASDAQ in the United States, the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement No. 36 of the Institute of Certified Public Accountants in Israel. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured to U.S. dollar using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions including profits from intercompany sales not yet realized outside the group, have been eliminated upon consolidation.

The Company’s shares that were purchased by the Company or its subsidiaries, are presented at treasury stock.

Reclassification

Certain amounts from prior years have been reclassified to conform to the current years presentation.

As a result of the decision of the Board of Directors to cease the operations of the Computer Networking Segment, the financial statements of the Company classify the assets, liabilities and operations of Computer Networking segment as a discontinued segment.

Cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less and are not restricted.

Restricted cash

Restricted cash is primarily invested in certificates of deposit, which mature within one year and is used as security for the line of credit granted to Pacinfo in 2002 (see also Notes 13d and 18(2)).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Allowance for doubtful accounts

Provisions are made for doubtful accounts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection. Management has based this provision on its assessment of the risk of the account. This assessment involves reviewing, and relying on, information in its possession regarding the financial position of customers, the scope of their activities and evaluation of securities the Company has received therefrom.

Marketable securities

Marketable securities invested for long-term periods are presented at their amortized cost on the balance sheet date. Amortization of premium/discount and accumulated interest are reflected in the statement of operations as financial income or expenses in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel.

Inventories

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials                                   - Moving average cost method.

Products in progress and finished products        - On the production costs basis with the addition of
                                                                                        allocable indirect manufacturing costs

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2002, inventory is presented net of $ 300 general provision for technological obsolescence and slow moving items (see also Note 6).

Investment in affiliated company

The investment in affiliated company was accounted for based upon the equity method, according to Israeli Accounting Standard No. 68. The carrying amount of such investment is determined based upon the financial statements of the affiliated company, adjusted to reflect the effect of the Company’s accounting principles and policies. When no additional liability exists, the Company does not record any loss beyond its investment in the affiliated company.

Investment in other company

The investment in other company is stated at the lower of cost or estimated fair value, since the company does not have the ability to exercise significant influence over operating and financial policies of the investee. Any decrease in the value of investments that is other than temporary, is recorded when it becomes known.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment

Property and equipment are stated at cost, net of related investment grants and accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and software	33
Office furniture and equipment	6 - 20
Leasehold improvements	Over the term of the lease
(including options for renewal)
Vehicles	15 - 20

The Company periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2002, impairment losses in the amount of $ 554 were identified, which relate to the operations in the USA.

Other assets

Other assets include goodwill which represents the excess price over the net fair value of identified net assets upon acquisition. Goodwill is amortized on a straight-line basis over its estimated useful life, which is five years. Indicators for impairment are tested periodically.

The carrying value of the goodwill is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that those assets will not be recoverable, the carrying value of those assets is reduced to the estimated fair value.

Deferred income tax

Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

Deferred tax balances are computed at the tax rate that will be enacted when those taxes are released to the statement of operations.

Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold these investments, or since the realization is expected to result in capital loss.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of future dividend distribution from subsidiary have not been taken into account in computing the deferred taxes, since it is the Company’s policy not to initiate a distribution of dividend that involves an additional tax liability.

The Company and its subsidiaries provide valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Discontinuing segment

Discontinuing segment is disclosed according to Israeli Accounting Standard No. 8, regarding discontinued operations (“Standard No. 8”).

Revenue recognition

The Company derives its revenues from the sale of products, license fees for its products, maintenance, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (“SAB 101”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured. When a right of return exists, the Company defers revenues until the right of return expires. Revenues subject to certain price protection and stock rotation are deferred until products are sold by distributor, or until the right expires.

Revenue from license fees is recognized in accordance with Statement of Position (SOP 97-2 "Software Revenue Recogniton", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

The provision for product returns is based on prior experience and is netted of estimated manufacturing reimbursements.

Revenues from maintenance and support are recognized on a pro rata basis over the period of the maintenance contract.

Revenues from software license that require significant customization, integration and installation are recognized as they are completed.

Provision for warranty

A provision for warranty is recorded based upon prior experience and management’s estimate of the future costs associated with such warranty.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development

Research and development costs, net of participations and grants received, are charged to the statements of operations as incurred.

Royalty-bearing grants

Royalty-bearing grants from the Government of Israel for funding approved research and development projects and for funding marketing activities are recognized at the time the Company and its subsidiaries are entitled to such grants, based on costs incurred, and are recorded as a deduction of research and development costs, and sales and marketing expenses, respectively.

Basic and diluted net loss per share

Net loss per share is computed in accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and share equivalents outstanding during each period.

The dilutive effect of options is included in the computation of basic net loss per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise or conversion of the options and convertible debentures, and the discounted present value of the future proceeds derived from the exercise of such options.

Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees" (“APB 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation" (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the date of grant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information

Under U.S. GAAP a pro-forma disclosure is required by SFAS No. 123 “Accounting for stock Based Compensation" (“SFAS No. 123”), had the compensation expense for stock options granted under the Company’s plans, been determined based on the fair value at the date of grant, the Company’s net loss and loss per Ordinary share in 2002, 2001 and 2000 would have changed to the pro forma amounts shown below:

	Year ended December 31,

	2002	2001	2000

Net loss as reported according to U.S. GAAP	$(8,107)	$(12,970)	$(6,465)
Add: stock-based compensation expenses included in
reported net loss	-	-	-
Deduct: stock-based compensation expense determined
under fair value method for all awards	341	1,187	1,989

Pro forma net loss	(8,448)	(14,157)	(8,454)

Pro forma basic and diluted loss per share	$(0.68)	$(1.14)	$(0.74)

The fair value of each option granted is estimated on the date of grant, using the Black and Scholes option pricing model with expected volatility of approximately 71%, 79% and 93% in 2002, 2001 and 2000, respectively and using the following weighted average assumptions:
(1)	Dividend yield of zero percent for each year.
(2)	Risk-free interest rate of 1.5% 2% and 6% in 2002, 2001 and 2000, respectively.
(3)	Expected average lives of the options of three years from the date of grant as of 2002, 2001 and 2000.

Severance pay

The liability of the Company and its Israeli subsidiary for severance pay is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is covered by the accrual in the balance sheet amounts deposited with insurance policies. The amounts accumulated with the insurance company are not under the Company’s control or management and therefore, are not reflected in the balance sheet.

The U.S. subsidiaries included in the discontinued segment sponsor a 401(k) Plan (the Plan). The Plan covers all employees who meet prescribed age and service requirements. The Company’s subsidiaries' contributions to the Plan are discretionary. During the year ended December 31, 2000, the subsidiaries made contributions of $ 54 to the Plan. No contributions were made during 2002 and 2001.

Severance expenses for the years ended December 31, 2002, 2001 and 2000 were $ 114, $ 264 and $ 281, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable and marketable securities.

Cash and cash equivalents are invested mainly in U.S. dollars in deposits with major banks worldwide. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the investments of the Company and its subsidiaries are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries derived from sales to customers located primarily in the United States, Europe and Israel. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral, additional guarantees or advanced payments. The Company performs ongoing credit evaluations of its customers and to date (except for customer relating to the discontinuing segment) has not experienced material losses. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

Investments in marketable securities are conducted through a bank in Israel, and include investments in corporate debentures. Management believes that the financial institutions that hold the Company’s investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Fair value of financial instruments

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments.

The fair value for marketable securities is based on quoted market price.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Implementation of new accounting standards and their impact on the financial statements

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

According to Standards No. 12 and No. 17, which deal with the adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in U.S. dollars in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

In accordance with the provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

In accordance with the provisions of Accounting Standard No. 13, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods.

Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a Company’s assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item "Cumulative effect of the change in the accounting principle to the beginning of the year".

Management does not anticipate that the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

NOTE 3:-	CASH AND CASH EQUIVALENTS
	December 31,

	2002	2001

NIS	$1,276	$690
U.S. dollars	3,845	7,287
Other foreign currencies	125	348

	$5,246	$8,325

NOTE 4:-	RESTRICTED CASH As of December 31, 2002, a fixed charge had been recorded on the short-term bank deposit in order to secure the line of credit granted to Pacinfo (see also Note 18(2)).
NOTE 5:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES
	December 31,

	2002	2001

Government authorities	$104	$446
Prepaid expenses	189	91
Other	89	13

	$382	$550

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORIES
	December 31,

	2002	2001

Raw materials (including packaging materials)	$429	$120
Products in progress	228	62
Finished products	198	106

	855	288
Goods in transit	-	19

	$855	$307

Part of the Company’s products become obsolete due to frequent changes in computer technology. The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 632 and $ 300 as of December 31, 2002 and 2001, respectively.

NOTE 7:-	MARKETABLE SECURITIES The following is a summary of held-to-maturity securities:
				December 31,

	2002				2001

				Estimated				Estimated
		Gross	Gross	fair		Gross	Gross	fair
	Amortized	unrealized	unrealized	market	Amortized	unrealized	unrealized	market
	cost	gains	losses	value	cost	gains	losses	value

Held-to-maturity:

Government debts	$1,036	$17	$-	$1,053	$859	$-	$ (19)	$840

Corporate
debentures	2,009	8	(35)	1,982	2,025	-	(55)	1,970

	$3,045	$25	$(35)	$3,035	$2,884	$-	$(74)	$2,810

Aggregate maturities of a held-to-maturity securities for years subsequent to December 31, 2002 are:

	December 31, 2002

		Estimated
	Amortized	fair market
	cost	value

Held-to-maturity:

2003 (short-term marketable securities)	$819	$801
2004	1,253	1,261
2005	759	759
2006	214	214

	$3,045	$3,035

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-

LONG-TERM INVESTMENT

From 1997 to 1999, the Company made certain investments in "Surf Communication System Limited" (“Surf”). The investment in Surf was accounted according to the equity method until the third quarter of 2001.

During 2001, the Company granted a convertible loan to Surf in the amount of $ 1,000 bearing an annual interest of Libor+2%. In addition, the Company was granted a warrant to purchase Surf’s Preferred shares at an exercise price of $ 250.

In November 2001, the Company invested $ 1,000 as part of a private placement in Surf. At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and associated interest) into Preferred shares in Surf at an exercise price equal to Surf’s fair value as determined in the investment agreement.

As a result of this investment, the Company’s holding in Surf was diluted to 17% (13.4% on fully diluted basis). As such, the Company’s ability to exercise significant influence in Surf ceased and the Company discontinued accruing its share in Surf’s net losses since the investment in Surf was disqualified for the equity method. As of December 31, 2002, the carrying amount of the investment based on the cost accounting method was $ 2,042.

Subsequent to the balance sheet date, the Company purchased additional 191,548 Preferred shares of Surf in consideration of $ 1,755 (see Note 22).

NOTE 9:-	PROPERTY AND EQUIPMENT
	December 31,

	2002	2001

Cost:
Computers and software	$1,816	$1,858
Office furniture and equipment	682	531
Leasehold improvements	774	901
Vehicles	6	6

	3,278	3,296

Accumulated depreciation:
Computers and software	1,398	1,319
Office furniture and equipment	385	224
Leasehold improvements	526	455
Vehicles	4	2

	2,313	2,000

Depreciated cost	$965	$1,296

Depreciation expenses amounted to $ 390, $ 386 and $ 390 for the years ended December 31, 2002, 2001 and 2000, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 10:- OTHER ASSETS
a.	Purchase of additional holdings in Boscom:
On November 30, 2000, the Company purchased an additional 14% of Boscom’s shares and increased its holding in Boscom from 83% to 97%. The aggregate consideration for this acquisition includes $ 640 in cash and 71,216 shares of the Company. As a result, the Company recorded goodwill in the amount of $ 903.
In February 2002, the Company purchased additional 3% of the share capital of Boscom in consideration of $ 30. The consideration was paid by the issuance of 15,000 Ordinary shares of the Company. Consequently, Boscom became a wholly owned subsidiary. As a result of the purchase, the Company recorded $ 30 as goodwill.
b.	Summary: The outstanding total balance of other assets is as follows:
	December 31,

	2002	2001
Original amounts:
Goodwill	$933	$903
Other assets	4	4

	937	907
Accumulated amortization	386	196

Amortized cost	$551	$711

Amortization expense amounted to $ 190, $ 182 and $ 14 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 11:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2002	2001

Wages and related costs	$717	$487
Government of Israel	882	722
Deferred revenues	491	698
Provision for warranty	174	89
Accrued expenses	118	759
Restructuring accrual	-	132
Other	119	48

	$2,501	$2,935

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- LONG-TERM LOAN

	December 31,

	2002	2001

Long-term loan baring annual interest of Libor+3%	$-	$286
Less - current maturities	-	286

	$-	$-

As for liens under this loan, see Note 13b.

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES
a.	Commitments:
	1.	Royalty commitments:
a)

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits.

As of December 31, 2002, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $5,875, in respect of these grants.
b)

The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest of LIBOR (for a period of six months).

As of December 31, 2002, the Company had outstanding contingent obligations to pay royalties of $ 225 with respect to these grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
c)

The Company and a subsidiary were committed to pay certain royalties to a distributor, a consultant and software companies in connection with sales of products, or assistance with the products, which incorporate their software. Total royalty expenses under these commitments during the years ended December 31, 2002, 2001 and 2000, totaled $ 0, $ 53 and $ 141, respectively.

As of December 31, 2001, the Company ceased its relationship with this distributor.

2.

Other commitments:

The premises occupied by the Company and its subsidiaries and the Company’s motor vehicles are rented under various operating lease agreements. The lease agreements for the premises and the motor vehicles expire on various dates ending in 2015.

Minimum future rental payments due under the above leases, at rates in effect at December 31, 2002, are as follows:

Year ended December 31,

2003	$394
2004	384
2005	247
2006	36
2007	70
2008 thereafter (through 2015)	698

$1,829

Rental payments in 2002, 2001 and 2000 amounted to $ 164, $ 283 and $ 230, respectively.
b.

Liens:

To secure the loan from Industrial Finance Corporation (“IFC”), Boscom pledged all of its assets, including insurance rights to IFC (see Note 12). During 2002, with the full repayment of the loan in 2002, the pledge was removed.

c.	As for directors' and officers' indemnities, see Note 22.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
d.	In connection with the line of credit authorized to Pacinfo, the Company has extended to the creditor an irrevocable secured deposit in the amount of $ 700 that will be effective for no less than one year from September 19, 2002. The secured deposit was issued by Bank Hapoalim. See also Note 4 and 18(2).

e.	In July 2002, the Company received a claim letter from Operate Lease Ltd., under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and Operate Lease is demanding compensation in the amount of $ 270. No legal proceeding has yet been filed. At this stage, according to the Company’s counsel assessment, the prospects of Operate Lease to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

f.	In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Jacob Lee (the seller of Pacinfo and currently a shareholder of the Company), the Company made a commitment to grant Mr. Lee a loan and to reimburse Mr. Lee for certain tax payments, in the event that a tax event will result for Mr. Lee. The loan shall be secured by the security interest of Mr. Lee in the Company (126,905 shares held by Mr. Lee and 126,905 shares held by Ms. Lee). As of December 31, 2002, the contingent liability to Mr. Lee is estimated at approximately $ 1,500.

NOTE 14:- SHAREHOLDERS' EQUITY
a.	The data in this note is presented on a post reverse stock split basis (see also Note 22d).
b.	Initial public offering (“IPO”):
The Company is traded on the NASDAQ since 1996.

During 2000, the public exercised 388,814 warrants and private investors (see 14d. below) exercised 13,686 warrants for a total consideration of $ 11,377 and the underwriters exercised 32,344 purchase units (including the warrants underlying these units) for a total consideration of $ 1,982.

In addition, the Company reached an agreement with the former major shareholder, (who held 55,661 warrants) to perform a cash-less exercise of the said warrants. Under the terms of this agreement, the former shareholder returned the warrants to the Company and received 21,583 of the Company’s Ordinary shares in consideration of their par value.

On April 1, 2001, the unexercised underwriters purchase units expired.
c.	Treasury stock:
The Company has 5,383 shares, representing 0.2% of its shares, which are held by a trustee and recorded as treasury stock.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)
d.	Private placement:
On May 21, 2000, the Company closed a definitive agreement with a group of investors. Under the agreement, the Company issued 250,000 Ordinary shares (approximately 8.2% of the outstanding share capital of the Company after the completion of the investment to the Investors) for a net consideration of $ 8,625. The shares were subject to a two-year lockup period. The investors also received and exercised options to purchase such number of shares which is equal to the number of unexercised redeemable Ordinary share purchase warrants at a price of $ 28.6 per share. In addition, the investors received 162,500 warrants to purchase additional Ordinary shares of the Company at a price of $ 4 per share during a three-year period. The Company granted the investors certain price protection terms. Under these terms the Company might issue the investors, at par value, up to additional 71,250 shares and 32,500 warrants. In that case, the exercise price of all the warrants will be decreased to $ 40 per share.

1.	In the event of any share dividend, recapitalization, reorganization, consolidation, split-up, spin-off, combination, or other changes in the structure of the share capital of the Company there will be a proportionate adjustment of (a) the Ordinary shares subject to the warrants; and (b) the exercise price with respect to any outstanding warrants.

2.	In the event that the Company declares any cash dividend or other distribution on the Company’s Ordinary shares prior to exercise of all warrants, upon exercise of any of such previously unexercised warrants, the Company shall pay to the holder thereof an amount equal to the amount he would have received had he exercised such warrants prior to such distribution.

The investors and certain major shareholders of the Company entered into an agreement to vote their shares for a number of directors nominated by the investors equal, subject to certain provisions, to the number representing certain major shareholders.

During the third quarter of 2002, the investors exercised their right and purchased 71,250 shares at their par value.
e.	On November 6, 2000, the Company decided to grant its Chief Executive Officer options to purchase 75,000 shares of the Company for a period of five years at a price and terms identical to the price and the terms of the warrants that were granted to the investors under the private placement.

During 2002, a decision was taken at the Annual General Meeting of shareholders to adopt a board recommendation to amend the grant terms (see Note 17(c)(3)).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)
f.	In February 2002, the Company purchased additional 3% of the share capital of Boscom in consideration of $ 30, which were paid by issuance of 3,750 Ordinary shares of the Company.
g.	Stock options plan:
1.	During 1994, 1995, 1999, 2000 and 2001, the Board of Directors of the Company adopted stock option plans (“the Plans”) pursuant to which 518,750 options for the purchase of the Company’s Ordinary shares may be granted to officers, directors, consultants and employees of the Company or its subsidiaries.

In 2002, the Company decided to increase its 2001 Stock Option Plan by an additional 137,500 options. Accordingly, 250,000 Ordinary shares were reserved for future grant under this plan.
	2.	As of December 31, 2002, an aggregate to 274,150 of these options are still available for future grant.
3.	Each option granted under the plans expires between 5-10 years from the date of the grant. The options vest gradually over a period ranging between two to three years. Any options, which are canceled or forfeited before expiration, become available for future grants.

A summary of the Company’s share option activity and related information is as follows:
	Year ended December 31,

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Amount	price	Amount	price	Amount	price

		$		$		$

Options outstanding at the
beginning of the year	243,380	16.48	224,740	21.16	223,274	17.08
Changes during the year:
Granted	55,000	6.76	98,048	8.20	93,400	27.92
Exercised	-	-	-	-	(74,350)	16.48
Forfeited or cancelled	(86,451)	11.40	(79,408)	19.48	(17,584)	25.16

Options outstanding at the
end of the year	211,929	16.00	243,380	16.48	224,740	21.16

Options exercisable at the
end of the year	169,054	16.24	127,293	18.32	108,087	17.16

Weighted average fair
value of options
granted during the year,
at their grant data		0.70		0.66		4.32

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2002, have been separated into exercise prices as follows:
					Weighted
	Options		Weighted	Options	average
	outstanding	Weighted	average	exercisable	exercise
	at	average	remaining	at	price of
Exercise	December 31,	exercise	contractual	December 31,	exercisable
prices	2002	price	life	2002	options

$		$	Years		$

3.72	2,500	3.72	9.67	-
6.80	59,264	6.80	8.83	42,764	6.80
10.04	9,975	10.04	8.46	3,325	10.04
10.60	7,544	10.60	4.76	6,261	10.60
14.00	14,000	14.00	4.27	14,000	14.00
17.00	8,038	17.00	3.89	8,038	17.00
18.00	62,783	18.00	6.86	62,783	18.00
28.00	47,825	28.00	7.44	31,883	28.00

	211,929	16.04	8.41	169,054	16.24

During the three years ended December 31, 2002, all of the options were granted at exercise prices that were equal to or higher than market prices at the date of grant; therefore, no compensation cost has been charged against income in respect of these grants.

The Company’s compensation costs arising from previous years grants were $ 0, $ 4 and $ 17 for the years ended December 31, 2002, 2001 and 2000, respectively.

h.

Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123. The fair value for these options was estimated at the date of grant using an option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 0.7, and an expected life of 2.5 year.

The compensation expense that has been recorded in the consolidated financial statements regarding these warrants amounted $ 7.

The Company’s outstanding warrants to service providers as of December 31, 2002 are as follows:

	Warrants for	Exercise
	Ordinary	price per	Warrants	Exercisable
Issuance date	shares	share	exercisable	through

October 2002	75,000	$4.00	6,250	June 2011
December 2002	938	$8.00	938	December 2005
December 2002	937	$4.00	937	December 2005

	76,875		8,125

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s production facilities have been granted an "Approved Enterprise" status under the above Law under four separate investment programs. According to the Capital Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants. for the second and third programs, the Company has elected to receive state-guaranteed loans. As for the fourth program, the Company has elected the "alternative benefits" and has waived Government grants in return for a tax exemption.

The Company is also a "Foreign Investors' Company", as defined by the abovementioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

Income derived from the first investment program, which commenced in 1991 and expired in 1992, was subject to tax at the reduced rate of 25% for a period of seven years ended in 1999.

Income from the second, third, fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income.

Boscom has also a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. Boscom elected to receive the "alternative benefits". Income derived from Boscom investment program, which commenced operations in 1997 and 2002, are exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs expire in the years 2001 through 2014.

The Company has not requested an approval for its investments in property and equipment since 1999 until December 31, 2001. Accordingly, taxable income of the Company generated in 1999 through 2001 will be split by an asset ratio into a taxable income that is entitled to the benefits of the "Approved Enterprise" and into an income that will be taxed at 36% corporate tax. In 2002, the Company filed a request to the Investment Center for neutralization and change of several "unproductive assets" in order to maximize the tax benefits for that period, which have not yet been approved. No reply was yet received.

The entitlement to the above benefits is conditional upon the Company’s and Boscom’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company and Boscom may be required to refund the amount of the benefits, in whole or in part, including interest.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and Boscom, the Company and Boscom will be required to pay tax at the rate of 20% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company and Lynk’s "Approved Enterprise".

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

If the Company and Boscom derive income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate of 36%.

During 2002, as part of the transfer of operations from the Company to Boscom, all tax benefits that were related to the Approved Enterprise of the Company, were transferred to Boscom.

b.	Loss and deduction carryforward:

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2002, in the amount of approximately $ 4,000. These losses may be carryforward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period. The Company expects that during the period these tax losses will be utilized, its income would be substantially tax-exempt. Accordingly, there will be no tax benefit available from such losses and as of December 31, 2002, no deferred income taxes have been included in these consolidated financial statements.

As of December 31, 2002, the U.S. subsidiaries which were classified as discontinuing segment had U.S. Federal and State net operating loss carryforwards of approximately $4,600, that can be carried forward and offset against taxable income and expire through 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2002, B.O.S. U.K. had a net operating loss carryforwards of approximately $ 870, which can be carried forward indefinitely and offset against taxable income.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 15:- TAXES ON INCOME (Cont.)
c.	Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law 1985:
Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with IAS 12, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:
Boscom currently qualifies as an "industrial company" under the above law and, as such, are entitled to certain tax benefits, mainly accelerated depreciation of machinery, equipment and building the rights to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

e.	Israeli tax reform:
On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controller foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

f.	Deferred income taxes:
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary’s deferred tax liabilities and assets are as follows:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- TAXES ON INCOME (Cont.)

	December 31, 2002

	Current	Non-current	Total

Deferred tax assets:
Net operating loss carryforward of foreign
subsidiary companies	$-	$358	$358
Net operating loss carryforward of the
Company and its Israeli subsidiary	-	630	630
Capital loss derived from 2000
reorganization	-	1,714	1,714
Capital gain derived from 2002
reorganization	(1,591)		(1,591)
Employee benefit provisions	23	-	23
Allowance for doubtful accounts	21	-	21
Other	71	-	71

	(1,476)	2,702	1,226
Less: valuation allowance	(1,476)	2,702	(1,226)

Net deferred tax assets	$-	$-	$-

	December 31, 2001

	Current	Non-current	Total

Deferred tax assets:
Net operating loss carryforward of foreign
subsidiaries	$-	$312	$312
Net operating loss carryforward of the
Company and its Israeli subsidiary	-	781	781
Capital loss derived from reorganization	-	1,872	1,872
Employee benefit provisions	-	9	9
Allowance for doubtful accounts	9	-	9

	9	2,974	2,983
Less: valuation allowance	(9)	(2,974)	(2,983)

Net deferred tax assets	$-	$-	$-

(1)	Deferred taxes were computed using the effective tax rates of 10% and 19% (2001 -10%, and 20%) in respect of the Israeli companies and the UK subsidiary company, respectively.

The enacted tax rate on capital gain in Israel is 36%.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 15:- TAXES ON INCOME (Cont.)
(2)	As of December 31, 2002, the Company’s subsidiaries have provided valuation allowances of approximately $ 1,226, in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. The net change in the valuation allowance in the year 2002, amounted to $ 1,757. Management currently believes that since the Company’s subsidiaries have a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

(3)	In respect of the U.S. subsidiary companies, the Tax Reform Act of 1986 enacted a complex set of rules limiting the potential utilization of net operating loss and tax credit carryforwards in periods following a corporate “ownership change”. In general, for federal income tax purposes, an ownership change is deemed to occur if the percentage of stock of a loss corporation owned (actually, constructively and, in some cases, deemed) by one or more “5% shareholders ” has increased by more than 50 percentage points over the lowest percentage of such stock owned during a three-year testing period. Should the ownership percentage change exceeds 50%, the Company’s ability to utilize its net operating loss carryforwards could be significantly limited.

g.	Tax assessments:
The Company received final assessments through the 1992 tax year. Boscom did not receive any final tax assessments since its establishment. The Company’s foreign subsidiaries’ tax returns, may be examined by the relevant tax authorities, from the 1995 tax year.

h.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):
In 2000, 2001 and 2002 the main reconciling item of the statutory tax rate of the Company (36%) to the effective tax rate (0%) is carryforward tax losses and other deferred taxes for which a full valuation allowance was provided.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

		Year ended December 31,

		2002	2001	2000
a.	Cost of revenues:
	Materials and components consumed	$1,391	$791	$1,793
	Payroll and related expenses	507	321	96
	Subcontractors	312	213	286
	Depreciation and amortization	32	24	22
	Royalties	386	321	479
	Warranty and others	220	8	15

	Total production costs	2,848	1,678	2,691

	Decrease (increase) in inventories	(548)	1,025	(292)

		$2,300	$2,703	$2,399

b.	Research and development costs:
	Costs incurred	$2,182	$2,746	$2,564
	Less - royalty bearing grants	-	(989)	(387)

		$2,182	$1,757	$2,177

c.	Financial income:
	Interest on bank deposits and marketable
	securities	$243	$504	$-
	Other (mainly translation gains)	140	330	801

		383	834	801

	Financial expenses:
	In respect of long-term loans	(14)	(46)	(94)
	Other (mainly translation losses)	(74)	(361)	(68)

		(88)	(407)	(162)

	Financial income, net	$295	$427	$639

d.	Other expenses:
	Capital loss from property and equipment	$-	$(32)	$(23)
	Impairment of property and equipment	(95)	-	-
	Amortization of goodwill	(190)	(182)	(14)
	Registration fees at NASDAQ	-	-	(78)
	Prior year’s royalties to the Israeli Chief
	Scientist	-	(100)	(300)
	Legal settlement	-	(111)	(52)
	Other	-	(55)	(12)

		$(285)	$(480)	$(479)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

		Year ended December 31,

		2002	2001	2000
e.	Loss per share:
	Net loss from continuing segment as
	reported in the statements of operations	$(433)	(4,657)	(4,952)
	Less: Imputed financial income in respect
	of options and warrants which were
	exercised	-	-	258

		$(433)	$(4,657)	$(4,694)

	Net loss related to discontinued segment	$(7,674)	$(8,313)	$(2,743)

	Net loss	$(8,107)	$(12,970)	$(7,437)

	Year ended December 31,

	2002	2001	2000
Weighted number of Ordinary shares per
NIS 4.00 par value and Ordinary shares
equivalents outstanding (in thousands):
Weighted average number of Ordinary
shares NIS 4.00 par value and Ordinary
share equivalents issued and
outstanding	3,120	3,102	2,987
Less: Treasury stock	(5)	(5)	(5)

	3,115	3,097	2,982

Basic and diluted net loss per NIS 1.00 par
value from continuing segment	$(0.03)	$(0.38)	$(0.39)

Basic and diluted net loss per NIS 1.00 par
value related to discontinued segment	$(0.62)	$(0.67)	$(0.23)

Basic and diluted net loss per NIS 1.00 par
value	$(0.65)	$(1.05)	$(0.62)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- RELATED PARTIES

Transactions and balances with related parties a. Transactions and benefits:
	Year ended December 31,

	2002		2001		2000

	Number		Number		Number
	of		of		of
	persons	U.S.$	persons	U.S.$	persons	U.S.$

Purchase of shares in a
subsidiary (see Note10a).	—	$—	—	$—	2	$903
Wages and benefits paid
to directors and
officers employed by
the Company	1	247	2	471	2	475
Consulting fees	2	236	1	164	2	113
Directors fees - not
employed by the
Company	5	52	4	27	3	46

		$535		$662		$1,537

b. Balances with directors and officers of the Company resulting from wages and benefit:
	December 31,

	2002	2001

Included in accrued expenses and other liabilities	$40	$252

c.	Options:
	1.	On November 10, 1999, the Company’s president and the non-employee directors were granted options for the purchase of the Company’s Ordinary shares, as follows:
Options to purchase 18,750 shares of the Company to each of the four non-employee directors, at an exercise price of U.S. $ 18 vesting: 66 2/3% on November 10, 1999, and 100% on September 16, 2000. In the event that, for any reason whatsoever, the grantee shall cease to serve as a director at any time after November 10, 1999 but prior to September 16, 2000 (the “Determination Date”), the pro-rata portion of the options not yet vested relative to the number of days during such period which the grantee served as a director shall be deemed vested as of the Determination Date; Any options granted hereunder are exercisable through the earlier of (i) November 10, 2004; or (ii) through a period of time beginning on the Determination Date (if prior to November 10, 2004) equivalent to the length of time such grantee served as a director of the Company.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 17:- RELATED PARTIES (Cont.)
As of December 31, 2002, 25,000 options are still outstanding.
2.	Options at an exercise price of U.S. $ 18, exercisable through November 10, 2004, to the Chief Executive Officer to purchase 18,750 shares of the Company, with an immediate vesting. As of December 31, 2002, 18,750 options are still outstanding.

3.	On November 6, 2000, the Company decided to grant its Chief Executive Officer options to purchase 75,000 shares of the Company at a price and terms identical to those of the private placement (see Note 14d).

During 2002, the Company decided to rectify an error of the option terms granted to the President and Director, as approved by the Board and the Shareholders. An error was made in the wording of the option terms, which did not reflect the intention of the Company, and therefore the exercise price was corrected to $36 per option, instead of $48 per option. According to Financial Accounting Standards Board Interpretation No. 44 (“FIN 44”) “Accounting for Certain Transactions Involving Stock Compensation - an Interpretations of APB Opinion No. 25", no compensation was recorded regarding this adjustment.

In addition, in the event that bonus shares are issued to the investors under the Stock Purchase Agreement signed on May 3, 2000, the exercise price shall be amended to $ 28 per option and, in any event, the number of options granted shall remain 75,000.

4.	In March 2002, the Company granted 7,500 options to each of its five directors who are not employees or consultants and who were not employees or consultants of the Company within the 12 months preceding the Annual Shareholders meeting. The exercise price of the options is equal to the closing price of the Company’s shares on the date of the approval by the General Shareholders meeting, which was $ 6.8. Options will vest over a period of three years in three equal portions.

As of December 31, 2002, four of the five directors have ceased serving on the Board of Directors and as a result, 7,500 options remained outstanding.
5.	In March 2002, the Company granted to its Chief Executive Officer 125,000 options to purchase the Company’s Ordinary shares at an exercise price of $ 8 per option. The options vest over a period of 3 years equally and are exercisable for 5 years. The Chief Executive Officer ceased to serve the Company during 2002 and the options were returned to the pool.

6.	In March 2002, the Company granted to its President and Director options to purchase 48,110 shares of Boscom at an exercise price equal to $ 48.50 per option. The grant represents 25% of the 144,330 issued and outstanding shares of the subsidiary. The options will be vested over a period of three years in three equal parts. The options are exercisable over a period of ten years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- DISCONTINUED SEGMENT DISCLOSURE

In 2002, the Company decided to cease the operations of the Computer Networking Segment (see Note 1). The following are the condensed financial statements related to the discontinuing operations:
a.	Discontinued operations balance:
			December 31,

			2002	2001

	ASSETS:
	Cash and cash equivalents		$423	$1,143
	Trade receivables (net of allowance for doubtful accounts
	of $ 505 in 2002 and $ 278 in 2001)		477	5,591
	Other accounts receivable and prepaid expenses		120	295
	Inventories		—	1,252
	Long-term prepaid expenses		—	59
	Property and equipment, net		95	666
	Other assets (1)		—	4,064

	Total assets		$1,115	$13,070

	LIABILITIES:
	Short-term credit and current maturities
	of long-term loan (2)		$47	$3,217
	Trade payables		2,409	4,622
	Accrued expenses and other liabilities (3)		1,675	2,455
	Long-term capital lease		—	46

	Total liabilities		$4,131	$10,340

b.	Discontinued segment operations:
		Year ended December 31,

		2002	2001	2000

	Sales	$32,912	$53,168	$77,955
	Cost of sales	28,468	46,586	70,116
	Selling and marketing expenses	3,818	6,140	4,561
	General and administrative expenses	3,041	3,476	2,228

	Operating income (loss)	(2,415)	(3,034)	1,050
	Financial expenses, net	(255)	(444)	(473)
	Amortization of goodwill (1)	(4,767)	(2,816)	(2,894)
	Restructuring costs (4)	(778)	(1,640)	—
	Other income (expenses) (5)	519	(543)	(481)
	Income taxes	(22)	(164)	(55)

	Net loss related to discontinuing segment	$(7,674)	$(8,313)	$(2,743)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 18:- DISCONTINUED SEGMENT DISCLOSURE (Cont.)
(1) Other assets:
(a) On June 1, 1998, the Company acquired Pacinfo, in consideration for $ 3,044 in cash and 1,622,535 in shares of the Company
As of December 31, 2001, the amortized goodwill amounted to $ 3,946.
During 2002, the Company decided to cease the operations of Pacinfo and write off all the outstanding amount of the goodwill.
(b) Software license:
During December 2000, Pacinfo purchased a software license for $ 1,200, to be used in providing new services to customers. During 2001, there was an additional purchase of a software license in the amount of $ 404.

In December 2001, the Company elected to cease the Pacinfo’s Network Operating Center operations in which the software license was to be utilized. As a result, the Company wrote-off, as part of a restructuring plan, all of the amortized cost of the software license in the amount of $ 1,181.

(c)	In April 2001, Pacinfo acquired “DT”, a Texas limited liability company, for a purchasing price (including acquisition costs) of $ 391. In addition, Pacinfo was obliged to make certain annual earnout payments until April 15, 2004.

In October 2002, Pacinfo Board of Directors determined due to a lack of current market demand for open systems projects, that DT had ceased to be a profitable business line. The Company subsequently ceased operations of DT as of October 11, 2002. The Company wrote-off $ 174 related to the goodwill in DT.

During the second quarter of 2002, the sellers of DT disputed the financial audit and earnings calculations of DT for the year ended 2001, which directly affected their earn-out payment for that year. Their dispute was submitted to the American Arbitration Association (“AAA”) and contained a claim for an earn-out payment in the amount of $ 900 against Pacinfo. In October 2002, the AAA resolved that Pacinfo should pay the sellers of DT $ 618 plus $ 29 arbitration costs. Pacinfo recorded a full provision for that amount.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- DISCONTINUED SEGMENT DISCLOSURE (Cont.)

(2)	Short-term credit and current maturities of long-term debt
	December 31,

	2002	2001

Short-term credit	$—	$3,178
Current maturities of capital lease obligation	47	39

	$47	$3,217

Under a loan agreement dated September 18, 2002, maturing September 18, 2005, Pacinfo was granted a total credit facility of $5,000 consisting of a revolving line of credit and a floorplan line of credit. The interest rate on the revolving line of credit is prime plus 2% (6.75% at December 31, 2002). The interest rate on the floorplan line of credit is prime plus 6% (10.75% at December 31, 2002) and did not begin to accrue until expiration of each floorplan loan, which ranges from 30 to 45 days from inception.

Under the loan agreement, substantially all assets of Pacinfo are pledged as collateral. Also, the Company made a secure deposit in favor of the creditor in the amount of $700 (See also Note 4). The agreement contains provisions, among others, requiring the maintenance of certain levels of working capital, maximum leverage, minimum debt service coverage, and profitability. Pacinfo was not in compliance with these covenants at the last quarterly measurement date of September 30, 2002, and therefore the agreement was terminated.

There were no advances under this loan agreement at December 31, 2002, due to the termination of the line of credit during 2002.

During 2001, Pacinfo had a revolving line of credit with another financial institution under which it may borrow up to $4,000 which bore interest at the institution’s prime rate of 7%.

(3)	Accrued expenses and other liabilities:
		December 31,

		2002	2001

	Provision for restructuring (4)	$775	$194
	DT Arbitration award (see also Note 18(1)(c))	647	-
	Employees and payroll accruals	178	684
	Accrued expenses	19	61
	Sales and other taxes	56	1,485
	Provision for warranty returns	30	31

		$1,675	$2,455

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 18:- DISCONTINUED SEGMENT DISCLOSURE (Cont.)
(4) Restructuring:
(a) Restructuring costs in 2002:
As a result of the Board of Directors decision to close the operations of the Computer Networking segment (see Note 1), the Company accrued all future costs and potential liabilities during the estimated period of liquidation in the amount of $ 775. Additionally, the Company recognized an expense of $ 778 related to the impairment of assets, due to the Company’s inability to generate future cash flow sufficient to recover the carrying value of these assets and a reserve for estimated future liquidation and lease termination costs. The restructuring costs were netted by a settlement reached subsequent to the balance sheet date with certain payables and employees in DT in the amount of $ 317.

Restructuring activity for the year ended December 31, 2002 was as follows:
			Balance at
	Total	Incurred in	December 31,
	Charge	2002	2002

Property and equipment write-
downs	$455	$455	$—
Future costs and other
liabilities during the
liquidation period	775	—	775
Gain from settlement
agreement with payables and
employees in DT	(317)	—	(317)
Adjustment related to prior
year	(135)	(135)	—

	$778	$320	$458

(b)	Restructuring costs in 2001:
In 2001, the Company’s Board of Directors determined that due to a lack of current market demand for managed services, the Managed Service Provider (MSP) offering had ceased to be a viable and profitable business line. The Company subsequently ceased offering such services as of January 31, 2001. In connection with these changes, the Company has transferred remaining MSP Helpdesk services to its corporate offices and has vacated certain leased facilities that were dedicated to MSP operations. During the fourth quarter of 2001, the Company recorded a restructuring charge of $1,640 related to the change in business activities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- DISCONTINUED SEGMENT DISCLOSURE (Cont.)

The Company, as a result of the restructuring plan, identified certain property and equipment, capitalized software costs and a software license to be impaired. An impairment was recognized when the future undiscounted cash flows of each asset was estimated to be insufficient to recover its related carrying value. As such, the carrying values of these assets were written down to the Company’s estimates of fair value. Fair value was based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. There were no employee costs associated with the restructuring.

Through December 31, 2001, the Company has paid or incurred $ 1,446 of the $1,640 restructuring charges. As of December 31, 2001, the accrued restructuring liability amounted to $ 194.

Restructuring activity for the year ended December 31, 2001 was as follows:

			Balance at
	Total	Incurred in	December 31,
	Charge	2001	2001

Property and equipment write-
downs	$246	$246	$—
Software license write-down	798	798	—
Software development cost
write-downs	383	383	—
Exit and termination costs	213	19	194

	$1,640	$1,446	$194

(5)	Other expenses (income):

Pacinfo is responsible for collecting sales taxes on sales of products to customers in various states. Between 1999 and 2001 Pacinfo has not remitted collected sales taxes to several states on a timely basis. As a result, Pacinfo may be liable for interest and penalties for failure to remit the taxes on time. As of December 31, 2001, the financial statements included a liability for taxes, interest and estimated penalties amounting to $ 1,392. During 2002, Pacinfo paid its unpaid sales taxes according to certain amnesties with state authorities in the amount of $ 772. As a result, Pacinfo reversed the provision for interests and penalties in the amount of $ 568. While the ultimate outcome and impact on Pacinfo cannot be predicted with certainty, management does not believe that any additional liability assessed by the states will have an adverse effect on its consolidated financial position or results of operations.

Sales taxes and penalties included in other income (expense) amount to $ 568, $ (542) and $ (230) for the years ended December 31, 2002, 2001 and 2000, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable in Israel (“Israeli GAAP”), which differ in certain respects from those applicable in the United States (“U.S. GAAP”).

The main differences relate principally to the following items and the effects of the adjustments on certain balance sheet items and net income are set out below.

a.	Goodwill:

Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. The Company completed its first phase impairment analysis related to the adoption of SFAS 142 during the first quarter of 2002 and its annual impairment test during the fourth quarter of 2002 and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by the Company. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses.

Had the Company adopted SFAS No. 142 during 2002 its amortization expenses would have been decreased in the amount of $ 190 as presented in the following consolidated balance sheet and statements of operation according to U.S. GAAP.

According to Israeli GAAP, goodwill amortization expenses are presented in the statements of operations as other expenses after financial expenses. According to U.S. GAAP, prior to the adoption of SFAS No.142, goodwill amortization expenses should have been presented before operating income.

Goodwill amortization expenses in the amount of $190, $182 and $14 for the years ended December 31, 2002, 2001 and 2000, respectively, were reclassified from other expenses, as presented according to Israeli GAAP, into general and administrative expenses according to U.S. GAAP.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)
b.	Severance pay:
According to U.S. GAAP, accrued severance pay is included in the balance sheet in the total liabilities amount and total amounts funded through provident funds and insurance policies. Income from earnings on amounts funded is added to severance pay fund.

In the following consolidated balance sheet according to U.S. GAAP the deposited Funds were recorded as an asset.
According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay.
c.	Unrecognized gain from private placement in Surf:
Under Israeli GAAP, gain from issuance of ordinary shares of a development stage subsidiary to a third party, were recorded as a deferred capital gain from issuance of subsidiary’s ordinary shares and amortized according to the higher of: (i) three years period, or (ii) the Company’s interest in the subsidiary’s losses.

Under U.S. GAAP, gain from issuance of a development stage subsidiary’s shares to a third party, is recorded as an additional paid-in capital.
In 2000, the Company’s share in Surf’s losses according to the U.S. GAAP was $ 53 as compared to $ 1,283 under the Israeli GAAP.
During 2001, as a result of financing round in Surf, the Company’s holding in Surf was diluted to 17% (13.4% on fully-diluted basis). In accordance with the Israeli and U.S. GAAP, the Company did not take any part in Surf’s losses.

d.	Loss per share:
According to Israeli GAAP, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of options, warrants and other convertible securities is included in the computation of basic net loss per share only if their being exercised is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

According to U.S. GAAP, basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings Per Share”.

e.	Cash flow statements:

Under Israeli GAAP, cash flows relating to property and equipment acquired under capital lease are classified as investing activities and as financing activities. Under U.S. GAAP, it should be represented in supplemental disclosure of non-cash investing and financing activities. Consequently, the investing activities and the financing activities in 2000 under U.S. GAAP are as follows:

	Year ended December 31, 2000

	As reported	Adjustment	U.S. GAAP

Cash flows from investing activities	$(1,921)	$2	$(1,919)

Cash flows from financing activities	$19,784	$(2)	$19,782

f.	Functional currency:

According to Israeli GAAP, the Company adjusts its financial statements according to the changes in the exchange rate of the U.S. dollar in conformity with section 29b to statement 36 of the Institute of Certified Public Accountants in Israel.

According to U.S. GAAP monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

A majority of Company’s sales is made outside Israel, mainly in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s costs is incurred in dollars. Company’s Management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company is the dollar.
There was no material difference between Israeli and U.S. GAAP.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)
g.	Classification of impairment of property and equipment:
According to Israeli GAAP, impairment of property and equipment, is presented in the Statement of Operations as other expenses after financial expenses. According to U.S. GAAP, impairment of property and equipment is included as operating expenses in the Statement of Operations.

Expenses related to impairment of property and equipment in the amount of $95, $0 and $0 for the years ended December 31, 2002, 2001 and 2000, respectively, were reclassified from other expenses, as presented according to Israeli GAAP, into general and administrative expenses according to U.S. GAAP.

h.	Marketable securities:
Marketable securities designated for sale in the long-term are carried at cost, in accordance with Statement Of Opinion No. 44, of the Institute of Certified Public Accountants In Israel.
According to U.S. GAAP marketable Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost.

As it applies to the Company’s financial statements, accounting for marketable securities does not differ between Israeli and U.S. GAAP.
i.	Impact of recently issued accounting standard:
In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003.The Company will adopt this new accounting standard effective July 1, 2003. The Company is currently evaluating the impact of this change.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

FASB Interpretation No. 45, Guarantor Accounting will significantly change current practice in the accounting for, and disclosure of guarantees. Most guarantees are to be recognized and initially measured at fair value, which is a change from current practice. In addition, guarantors will be required to make significant new disclosures, even when the likelihood of the guarantor making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. The Interpretation’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not believe the adoption of this statement will have a material impact on our results of operations or financial condition.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.

The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company has not yet determined what effect, if any, FIN 46 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company does not expect that the adoption of this standard will have a material effect on its financial position or results of operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

j.	Discontinued segments:

Under Israeli GAAP, according to Statement No. 8 regarding “Discontinuing segments”, the Company classified the assets, liabilities and results of operations of the Computer Networking segment according to the discontinuing segment disclosure at the date the Board of Directors of the Company decided to cease the segment operations.

Under U.S. GAAP, EITF D-104 “Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144” clarifies that if, after SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) is initially applied, a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with SFAS 144 until all operations, including run-off operations, cease. Since the discontinuing segment is still in a “run off” of operation status as of the balance sheet date, their assets and operations are not disclosed according to discontinued operation disclosure.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP (Cont.)

The following are the consolidated financial statements of the Company according to U.S. GAAP.
k.	Consolidated balance sheets:
	December 31,

	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,669	$9,468
Restricted cash	700	-
Marketable securities	819	-
Trade receivables	2,000	7,086
Other accounts receivable and prepaid expenses	502	845
Inventories	855	1,559

	10,545	18,958

LONG-TERM INVESTMENTS:
Long-term marketable securities	2,226	2,884
Long-term prepaid expenses	15	146
Severance pay Funds	563	514
Long-term investment	2,042	2,042

	4,846	5,586

PROPERTY AND EQUIPMENT, NET	1,060	1,962

GOODWILL (19a)	741	4,775

	$17,192	$31,281

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loan	$47	$3,503
Trade payables	3,453	5,070
Accrued expenses and other liabilities	4,176	5,390

	7,676	13,963

LONG-TERM LIABILITIES:
Long-term capital lease	-	46
Accrued severance pay (19b)	794	794

	794	840

SHAREHOLDERS’ EQUITY:
Share capital	3,690	3,628
Additional paid-in capital	41,253	41,161
Treasury stock held by a trustee	(150)	(150)
Deferred stock compensation	66	59
Accumulated deficit	(36,137)	(28,220)

	8,722	16,478

	$17,192	$31,281

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 19:- EFFECTS OF MATERIAL DIFFERENCES BETWEEN ISRAEL GAAP AND U.S. GAAP (Cont.)

l.	Statements of operations:
	Year ended December 31,

	2002	2001	2000

Revenues	$42,353	$59,210	$85,249
Cost of sales	30,768	49,289	72,515

Gross profit	11,585	9,921	12,734

Research and development, net	2,182	1,757	2,177
Sales and marketing	7,523	10,951	8,746
General and administrative	4,833	4,719	4,507
Amortization of goodwill (19a)	4,767	2,998	2,908
Restructuring costs	778	1,772	83

Total operating expenses	20,083	22,197	18,421

Operating loss	(8,498)	(12,276)	(5,687)
Financial income (expenses), net	40	(17)	166
Other income (expenses), net	519	(840)	(946)

Loss before taxes on income	(7,939)	(13,133)	(6,467)
Taxes on income	(22)	(163)	(55)

Loss before equity in losses of an affiliated
company	(7,917)	(12,970)	(6,412)
Equity in losses of an affiliated company	-	-	(1,283)

Net loss	$(7,917)	$(12,970)	$(7,695)

Basic and diluted net loss per share	$(2.54)	$(4.18)	$(2.48)

Weighted average number of shares used
in computing basic and diluted net loss
per share - in thousands	3,115	3,097	2,982

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:- SEGMENTS AND GEOGRAPHICAL INFORMATION

Subsequent to the liquidation of the Computer Networking Segment, the Company manages its business on a basis of one reportable segment. See Note 1 for a description of the Company’s business. Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, “Disclosures about Segments of an Enterprise and Related Information”: (“SFAS 131”).

The following presents total revenues and long-lived assets for the years ended December 31, 2002, 2001 and 2000:
			Year ended December 31,

	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

United States	$4,989	$10	$3,184	$134	$3,243	$159
Europe	2,148	154	1,491	184	2,620	165
Israel	2,294	1,352	1,255	1,689	1,338	1,913
Other	10	—	112	—	93	—

	$9,441	$1,516	$6,042	$2,007	$7,294	$2,237

	*)	Long-lived assets comprise goodwill and property and equipment.
NOTE 21:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
	a.	Monetary balances in non-dollar currencies:
	December 31, 2002			December 31, 2001

	Israeli currency (1)		Other	Israeli currency (1)		Other
			non-dollar			non-dollar
	Linked(2)	Unlinked	currencies(3)	Linked(2)	Unlinked	currencies(3)

Current assets:
Cash and cash equivalents	$—	$117	$128	$—	$690	$348
Accounts receivable – trade		250	686	—	200	785
Other accounts receivable	—	188	133	86	453	49

	$—	$555	$947	$86	$1,343	$1,182

Current liabilities:
Short-term credits	$—	$—	$—	$—	$—	$—
Accounts payable - trade	—	947	76	—	432	77
Other accounts payable	29	936	518	215	825	903

	$29	$1,883	$594	215	1,257	980

Net	$(29)	$(1,328)	$353	$(129)	$86	$202

(1)	The above does not include balances in Israeli currency linked to the US dollar.
(2)	To the Israeli Consumer Price Index (Israeli CPI).
(3)	Primarily Pound Sterling.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21:- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

b.	Concentration of credit risks: The following presents an analysis of accounts receivable by geographical market:

	December 31,

	2002	2001

United States	$669	$539
Europe	686	742
Israel	168	214

	$1,523	$1,495

NOTE 22:-	SUBSEQUENT EVENTS
a.	In March 2003, the Company purchased from Catalyst Fund L.P. (“Catalyst”) additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst its Ordinary Shares, representing 19.90% of the issued and outstanding share capital of the Company immediately prior to the Closing and prior to the issuance of the shares, at a purchase price of $0.694, aggregating to $ 1,755.

Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $9.1632 plus interest of 4.75% (the “Option”). All is subject to the terms and conditions mentioned in the Option Agreement. In the event that Catalyst will sell its remaining shares in Surf until January 1, 2006, the Company will be entitled to the gain that will be realized in such sale.

As a result of the above, the Company’s holdings in Surf increased to 17% (on a fully diluted basis). In addition, the Company was granted by Catalyst, as long as the option is outstanding and unexercised, a right to vote (except for one of the option shares) as a shareholder of Surf at its sole and absolute discretion.

 As a result, the Company holds 21% of the outstanding voting rights in Surf.

	b.	In February 2003, the Company approved indemnity commitments to its directors and officers, in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS U.S. dollars in thousands
NOTE 22:- SUBSEQUENT EVENTS (Cont.)
c.	In February 2003, the Company authorized the grant of 7,500 options to each of its directors who are not employees or consultants, and to each future first-time director. The exercise of the option is equal to the closing price of the Company’s shares on the date of the approval by the General Shareholders meeting. Options will vest over a period of three years in three equal parts, and are exercisable over a period of five years. Currently, nine directors are eligible to such options.

d.	In February 2003, the Board of Directors resolved to effect a one-to-four reverse split. The reverse split was approved by the shareholders in May 2003 and became effective on May 29, 2003. Upon effecting the reverse split; 4 Ordinary shares of NIS 1 par value each, have been converted and reclassified as one Ordinary share of NIS 4 par value.

e.	In May 2003, the Company approved a new option plan “2003 Stock Option Plan”. Under this plan, 625,000 options to purchase Ordinary shares are reserved for future grant to employees, directors, service providers and consultants of the Company and its subsidiaries.

f.	In June 2003, the Company decided to close down its subsidiary in France.
- - - - - - - -

- F-53 -