Form 20-F
period 2003-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2004-06-17
CIK 1005516

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended DECEMBER 31, 2003

OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                 ORDINARY SHARES, PAR VALUE NIS 4.00 PER SHARE
                                (Title of Class)
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      NONE
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

4,167,509 ORDINARY SHARES, NIS 4.00 PAR VALUE PER SHARE, AS OF DECEMBER 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [_]     Item 18 [X]

                                TABLE OF CONTENTS


PART  I                                                                                      1


ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS                                1


ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE                                              1


ITEM 3: KEY INFORMATION REGARDING B.O.S                                                      1


ITEM 4: INFORMATION ON THE COMPANY                                                          12


ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                        26


ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                          37


ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                   48


ITEM 8: FINANCIAL INFORMATION                                                               53


ITEM 9: THE OFFER AND LISTING                                                               54


ITEM 10: ADDITIONAL INFORMATION                                                             55


ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                          69


ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                             70


PART II                                                                                     71


ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                    71


ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS       71


ITEM 15: CONTROLS AND PROCEDURES                                                            71


ITEM 16: [RESERVED]                                                                         71


ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT                                                  71


ITEM 16B: CODE OF ETHICS                                                                    71


ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES                                            71


ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES                        71


PART III                                                                                    73


ITEM 17: FINANCIAL STATEMENTS                                                               73


ITEM 18: FINANCIAL STATEMENTS                                                               73


ITEM 19: EXHIBITS                                                                           73


SIGNATURES                                                                                  75


                                     PART I


ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


Not required.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE


Not required.

ITEM 3: KEY INFORMATION REGARDING B.O.S.


Unless the context in which such terms are used would require a different meaning, all references to "BOS", "we" or "our" refer to B.O.S. Better On-Line Solutions Ltd.


3A.  SELECTED CONSOLIDATED FINANCIAL DATA


The consolidated statement of operations data for B.O.S Better On-Line Solutions Ltd. set forth below with respect to the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003 and 2002, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2000 and 1999, and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2001, 2002 and 2003 were audited by Kost, Forer Gabbay & Kasierer, independent certified public accountants in Israel and a member of Ernst & Young Global, while the financial statements for the years ended December 31, 1999 and 2000 were audited by Somekh Chaikin, independent certified public accountants in Israel and members of KPMG International. The selected consolidated financial data presented below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Notes to the Financial Statements included in this Form 20-F.


On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

STATEMENT OF OPERATIONS DATA: (IN US THOUSANDS OF DOLLARS WITH THE EXCEPTION OF PER SHARE DATA)


YEAR ENDED DECEMBER 31:



                                    2003       2002       2001       2000       1999
                                  -------    -------    -------    -------    -------
Revenues                            5,728      9,441      6,042      7,294      6,720
Cost of revenues                    1,455      2,300      2,703      2,399      1,936
                                  -------    -------    -------    -------    -------
GROSS PROFIT                        4,273      7,141      3,339      4,895      4,784
OPERATING EXPENSES:
 Research and development, net      1,846      2,182      1,757      2,177      1,486
 Selling and marketing              2,178      3,705      4,811      4,185      3,024
 General and administrative         1,317      1,697      1,425      2,279      2,181
 Restructuring costs                  678          -        132         83
                                  -------    -------    -------    -------    -------
TOTAL OPERATING EXPENSES            6,019      7,584      8,125      8,724      6,691

OPERATING LOSS:                    (1,746)      (443)    (4,786)    (3,746)    (1,907)
Financial income (expense), net       109        295        427        639        (91)
Other income (expenses)              (795)       (95)      (298)      (479)     2,150
                                  -------    -------    -------    -------    -------
EARNING (LOSS) BEFORE EQUITY IN
LOSSES OF AN AFFILIATED COMPANY    (2,432)      (243)    (4,657)    (3,669)       152
Equity in losses of an
affiliated company                      -          -          -     (1,283)      (696)
                                  -------    -------    -------    -------    -------
NET LOSS FROM CONTINUING
OPERATIONS                         (2,432)      (243)    (4,657)    (4,952)      (544)
Net earning (loss) related to
discontinued operations             2,036     (7,674)    (8,313)    (2,743)      (522)
                                  -------    -------    -------    -------    -------
 NET LOSS                            (396)    (7,917)   (12,970)    (7,695)    (1,066)
                                  =======    =======    =======    =======    =======

 Basic and diluted net loss
 per share from continuing
 operations                       $ (0.66)   $ (0.08)   $ (1.50)   $ (1.66)   $ (0.23)
                                  =======    =======    =======    =======    =======

 Basic and diluted net
 earning (loss) per share
 related to discontinued
 operations                       $  0.55    $ (2.46)   $ (2.68)   $ (0.92)   $ (0.22)
                                  =======    =======    =======    =======    =======


Basic and diluted net loss per
share                             $ (0.11)   $ (2.54)   $ (4.18)   $ (2.58)   $ (0.45)
                                  =======    =======    =======    =======    =======

Weighted average number of
shares used in computing basic
and diluted net earning (loss)
per share                           3,683      3,117      3,097      2,982      2,388
                                  =======    =======    =======    =======    =======

  YEAR ENDED DECEMBER 31:



BALANCE SHEET HIGHLIGHTED DATA:     2003     2002     2001     2000     1999
-------------------------------    ------   ------   ------   ------   ------

CASH AND CASH EQUIVALENTS           3,872    5,246    8,325   16,470      261


Working Capital (*)                 5,082    5,980    7,008   17,378      290


Total Assets                       14,355   17,192   31,281   46,128   33,637

Short-term bank credit and
current maturities of long-term
debt                                    -        -      286      429      421


Long-term debt                        951      794      794    1,049    1,542


Shareholders equity                10,873    8,722   16,478   29,444   13,675


(*)Working capital comprises of:

Current assets                      7,239    9,525   10,677   20,795    3,411

Less: current liabilities           2,157    3,545    3,669    3,417    3,121
                                   ------   ------   ------   ------   ------

                                    5,082    5,980    7,008   17,378      290
                                   ======   ======   ======   ======   ======



3B.  CAPITALIZATION AND INDEBTEDNESS


Not applicable


3C.  REASONS FOR THE OFFER AND USE OF PROCEEDS


Not applicable


3D.  RISK FACTORS


The following factors, in addition to other information contained or incorporated by reference in this Form 20-F, should be considered carefully.


This report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; our anticipated use of proceeds; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

We urge you to consider that statements which use the terms "believe", "do not believe", "expect", "plan", "intend", "estimate", "anticipate", "projections", "forecast" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Market data and forecasts used in this report have been obtained from independent industry sources. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.


OUR SALES IN THE US DEPEND ON ONE MASTER DISTRIBUTOR


Up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfoSystems). Currently, we market our products through one master distributor, Bosanova Inc. The sales of our products in the US market currently account for more than 50% of our sales. In the event that we encounter problems working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect our business.


IN EARLY 2002 WE TRANSFORMED THE CORPORATE STRUCTURE OF THE COMPANY INTO A HOLDING COMPANY SPECIALIZING IN TECHNOLOGY. LATER IN 2002, WE DECIDED THAT THE COMPANY WOULD FOCUS ON VOIP PRODUCTS, THE CORE BUSINESS OF ITS ISRAELI SUBSIDIARY, BOSCOM LTD. OUR STATUS AS A HOLDING COMPANY MAY PROVE BURDENSOME WHICH WOULD ADVERSELY AFFECT OUR LONG-TERM GROWTH, AND OUR DECISION TO CONCENTRATE ON OUR CORE BUSINESS MAY NOT PROVE PROFITABLE.


Our decision to operate as a holding company may increase costs and not prove profitable, and the focus on the VOIP products of our Israeli subsidiary, BOScom Ltd., has not yet proven to be successful. There can be no assurance that this focus on VOIP, rather than seeking a wide-range of technology investments, shall be successful and profitable in the future, and such focus may materially adversely affect our business condition and results of operations.


WE ARE ENGAGED IN A HIGHLY COMPETITIVE INDUSTRY, AND IF WE ARE UNABLE TO KEEP UP WITH OR AHEAD OF THE TECHNOLOGY OUR SALES COULD BE ADVERSELY AFFECTED. ADDITIONALLY, WE ARE FAIRLY NEW PLAYERS IN THE HIGHLY COMPETITIVE VOIP SECTOR, AND THERE ARE NO ASSURANCES THAT WE WILL BE ABLE TO EFFECTIVELY COMPETE WITH THE MORE ESTABLISHED BUSINESSES IN THE SECTOR.


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

The VOIP market is very competitive with large companies such as Cisco competing for the same market segment. There can be no assurance that we will be able to successfully penetrate the market or realize significant revenues from our line of products and become profitable.


Some of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products, than the Company.


IN LATE 2002 WE DECIDED TO WIND UP THE BUSINESS OF OUR SUBSIDIARY, PACIFIC INFORMATION SYSTEMS, INC. ("PACINFOSYSTEMS"), DUE TO ITS SEVERE FINANCIAL SITUATION. PACINFOSYSTEMS HAS ALREADY SETTLED WITH A MAJORITY OF ITS EXTERNAL CREDITORS.


In May 2002, the Company announced its intention to sell PacInfoSystems due to a change in the Company's business strategy. PacInfoSystems was the Company's wholly owned U.S. subsidiary that resold, installed and provided computer networking products to various business entities. Later, the Company decided to wind up PacInfoSystems instead of selling it due to its severe financial situation. As of this date, a settlement has been reached with a majority of PacInfoSystems' creditors, however, there can be no assurance that such a settlement will be reached with the remainder of the creditors, thus resulting in additional costs to the Company.


Furthermore, certain actions involving PacInfoSystems, if occurred before the end of 2003, may have triggered a tax event for Mr. Jacob Lee, who sold PacInfoSystems to the Company in 1998. In such event, the Company may be obligated, under the purchase agreement, to grant Mr. Lee a loan on a full recourse basis for certain tax payments Mr. Lee may be liable for, currently estimated at approximately $1.5 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that Mr. Lee holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event the Company is required to loan such sum to Mr. Lee, the Company may also be required to reimburse Mr. Lee for certain interest on taxes that he may owe. It is possible that the windup of PacInfoSystems during 2002 and 2003 may have triggered such a tax event for Mr. Lee, which would result in an obligation by the Company to loan Mr. Lee such amount and to reimburse him for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse affect on our business condition and results of operations.


THE COMPANY'S SHARES MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET FOR FAILURE TO MEET NASDAQ'S REQUIREMENTS.


In late 2002 and early 2003 the Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq's minimum bid price and shareholders' equity requirements ($10 million) for continued listing on the National Market. As a result of the hearing requested by the Company and supplemental information presented by the Company to the Nasdaq Listing Qualifications Panel by the Company, the Panel determined to continue the listing of the Company's securities on the Nasdaq National Market pursuant to a detailed exception to the Nasdaq National Market Rules, and the Company successfully met all the conditions set forth in the exception. However, there can be no assurance that the Company will be able to continue to meet these or other Nasdaq requirements to maintain its Nasdaq National Market listing, in which case it will need to apply for a transfer of its ordinary shares to the Nasdaq Small Cap Market.

IF ACTUAL MARKET CONDITIONS PROVE LESS FAVORABLE THAN THOSE PROJECTED BY MANAGEMENT, ADDITIONAL INVENTORY WRITE-DOWNS MAY BE REQUIRED


Inventories may be written down for estimated obsolescence based upon assumptions about future demand and market conditions and could adversely affect our business condition and results of operations. As of December 31, 2003, inventory is presented net of $300,000 general provision for technological obsolescence and slow moving items (see also Note 5 to the Consolidated Financial Statements).


OUR FUTURE LEVELS OF SALES AND PROFITABILITY ARE UNPREDICTABLE.


Our ability to maintain and improve future levels of sales and profitability depends on many factors.


These factors include:

     o    the continued demand for our existing products;

     o    our ability to develop and sell new products to meet customer needs;

     o management's ability to control costs and successfully implement our business strategy; and

     o    our ability to manufacture and deliver products in a timely manner.


There can be no assurance that we will experience any growth in sales or profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future.


WE DEPEND ON CERTAIN KEY PRODUCTS FOR THE BULK OF OUR SALES.


Our IBM midrange related products account for most of our sales. We anticipate that our IBM midrange related products will continue to account for a significant portion of our sales and profitability. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products) (see Item 4B). Although the Company's revenues in this sector have decreased as a result, in comparison to other players in this field, we have fared quite well, but there can be no assurance that we will continue to do so.


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

We established our subsidiary Lynk, which is now known as BOScom, for the purpose of developing, manufacturing and marketing new products for remote networking connectivity and VOIP. However, the VOIP market has been unstable and vulnerable over the past years, and competing in such a market may be a risky endeavor. The VOIP market has suffered from low image due to availability, reliability and quality problems. As such, there can be no assurance that we will realize significant revenues from products developed and introduced by BOScom.


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


WE DEPEND ON KEY PERSONNEL AND NEED TO BE ABLE TO RETAIN THEM AND OUR OTHER EMPLOYEES.


Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part on:

     o our ability to retain the employees who have assisted in the development of our products;

     o our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

     o our ability to attract and retain highly skilled computer operating, marketing and financial personnel.


We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.


WE MAY BE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH AND EXPANSION, AND AS A RESULT, OUR BUSINESS RESULTS MAY BE ADVERSELY AFFECTED.


Our goal is to grow significantly over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our manufacturing, testing, quality control, delivery and service capabilities. These factors could place a significant strain on our resources.


Our inability to meet our manufacturing and delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, our exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.


Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED EXPERIENCE IN MAKING ACQUISITIONS.


We may wish to pursue the acquisition of businesses, products and technologies that are complementary to ours. However, to date, our management has had limited experience in making acquisitions. In June 1998, we acquired PacInfoSystems, which was based in Portland, Oregon, and in 2001 PacInfoSystems acquired Dean Technologies LLC ("Dean Tech"), which was based in Grapevine, Texas. Both businesses have since ceased operations. Acquisitions involve a number of other risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.


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


FLUCTUATIONS IN OUR OPERATING RESULTS COULD RESULT IN LOWERED PRICES.


Our sales and profitability may vary in any given year, and from quarter to quarter, primarily depending on the number of products sold in the United States and in Europe. In order to maintain and increase sales to the United States and to Europe, we may find it necessary to decrease prices. We will need to offer competitive, low entry prices in order to enter into new markets with new products and to continue our penetration into the European market with our VOIP products.

WE HAVE LIMITED CAPITAL RESOURCES AND WE MAY ENCOUNTER DIFFICULTIES RAISING CAPITAL.


The continued expansion into the VOIP market will require additional resources and especially working capital. Our efforts to obtain a significant credit line from a financial institution have not been successful, and therefore we plan to raise additional capital and/or to enter into strategic alliances. However, the VOIP market has been unstable and vulnerable and we may encounter difficulties raising capital. If our efforts to raise capital do not succeed, our efforts to increase the business and to compete with our competitors may be seriously jeopardized, thus having a materially adverse effect on our business.


THERE CAN BE NO ASSURANCE THAT WE WILL NOT BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY (A "PFIC").


Based upon its current and projected income, assets and activities, we do not believe that at this time the Company is a passive foreign investment company (a "PFIC") for US federal income tax purposes, but there can be no assurance that we won't be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a "qualified electing fund" election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon the Company furnishing US shareholders annually with certain tax information. The Company does not presently prepare or provide such information, and such information may not be available to US shareholders if the Company is subsequently determined to be a PFIC.


WE HAVE SIGNIFICANT SALES WORLDWIDE AND COULD ENCOUNTER PROBLEMS IF CONDITIONS CHANGE IN THE PLACES WHERE WE MARKET OUR PRODUCTS.


We have sold and intend to continue to sell our products in markets through distributors in North America and Europe.


A number of risks are inherent in engaging in international transactions, including -

     o international sales and operations being limited or disrupted by longer sales and payment cycles,

     o    possible encountering of problems in collecting receivables,

     o    governmental controls, or export license requirements being imposed,

     o    political and economic instability in foreign countries,

     o    trade restrictions or changes in tariffs being imposed, and

     o    laws and legal issues concerning foreign countries.


If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.


AS PART OF A GLOBAL SLOW DOWN IN TECHNOLOGY MARKETS, TECHNOLOGY-FOCUSED CORPORATIONS HAVE SUFFERED AND AS A RESULT THEIR SHARES HAVE DECLINED IN VALUE.


Our Company, like other technology companies, has been significantly impacted by the current market slowdown in the technology industry. Lately, the industry has been showing initial signs of recovery, however, there can be no assurance that the technology market will fully recover or that our operating results will not continue to suffer as a consequence.


INFLATION AND FOREIGN CURRENCY FLUCTUATIONS SIGNIFICANTLY IMPACT ON OUR BUSINESS RESULTS.


The vast majority of our sales are made in US Dollars and most of our expenses are in US Dollars and New Israel Shekels ("NIS"). The Dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the Dollar. Our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

POLITICAL, ECONOMIC, AND SECURITY CONDITIONS IN ISRAEL AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS OR PROVIDE OUR SERVICES.


We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" with the Palestinians is uncertain and has deteriorated due to Palestinian violence. Furthermore, the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remains a constant fear. The past three years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.


Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of the Company's officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While the Company has operated effectively under these requirements since its incorporation, we cannot predict the full impact of such conditions on the Company in the future, particularly if emergency circumstances occur. If many of the Company's employees are called for active duty, the Company's business may be adversely affected.


Additionally, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. Also, due to significant economic reforms proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business. Following the passing of laws to implement economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have an adverse effect on the Israeli economy and our business.


IF THE ISRAELI GOVERNMENT PROGRAMS THAT WE BENEFIT FROM ARE REDUCED OR TERMINATED, OUR COSTS AND TAXES MAY INCREASE.


Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for "Approved Enterprise" status. This status confers certain benefits including tax benefits. Our existing facilities have been designated as Approved Enterprises. If we attain taxable income in Israel, these tax benefits will help reduce our tax burden.


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


The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and no new benefits will be granted after that date unless the expiration date is again extended. There can be no assurance that new benefits will be available after June 30, 2004, or that existing benefits will be continued in the future at their current level or at any level. The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. A termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund the tax benefits already received, would have a material adverse effect on the Company's business, operating results and financial condition.

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist equal to 3.5% of sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits on the date the grants were received


The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry and Trade.


THE ANTI-TAKEOVER EFFECTS OF ISRAELI LAWS MAY DELAY OR DETER A CHANGE OF CONTROL OF THE COMPANY.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Shares held by a party to the merger and certain of its affiliates are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings, and no other shareholder owns a 25% stake in the Company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power at general meetings, unless someone else already holds a majority of the voting power. These rules do not apply if the acquisition is made by way of a merger.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possible affecting the price that some investors are willing to pay for the Company's securities.

INDEMNIFICATION OF DIRECTORS AND OFFICERS


The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (b) reasonable litigation expenses, including attorney's fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.


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


In January 2002, the Company changed its organizational structure. As part of this change, the Company 's marketing, development, production and support activities were sold to Lynk, a B.O.S. subsidiary founded in 1995, to develop and market high-quality data access convergence and remote access solutions, and later VOIP hardware and software telephony, for the corporate market. Following the reorganization, Lynk changed its name to BOScom Ltd.


On May 24, 2002, the Company announced its intention to sell PacInfoSystems (see Risk Factors and Note 1c to the Consolidated Financial Statements) due to a change in the Company's business strategy. PacInfoSystems was the Company's wholly-owned U.S. subsidiary that resold, installed and provided computer networking products to various business entities. Management formulated a new strategic plan that provided for the discontinuation of the computer networking business. As a result, the Company decided in May 2002 to sell PacInfoSystems and to write-off amortized goodwill associated with PacInfoSystems in the amount of $3.9 million.


However, the Company's efforts to sell PacInfoSystems, whose financial situation was deteriorating, were not successful. Further developments, such as an arbitration judgment rendered against PacInfoSystem in the sum of approximately $650,000, continuation of poor sales results, termination of line of credit, as well as the loss of some key employees and members of the sales force, left the Company with little choice but to wind up the business. PacInfoSystems has already settled with a majority of its creditors, however, there can be no assurance that such a settlement will be reached with the remainder of the creditors.

Our U.S. subsidiaries are Lynk USA, Inc., and its subsidiary PacInfoSystems, Inc. (into which our U.S. subsidiary, Better On-Line Solutions Inc. was merged in early 2001). Both are non-operational and commencing the beginning of year 2003 we market our products in the U.S. through one Master Distributor.


Our other subsidiaries are BOScom Ltd., in Israel, and its subsidiaries - Better On-Line Solutions Ltd. in the U.K; Better On-Line Solutions S.A.S. in France; and BOSDelaware, Inc., in the US. During 2003, the operation of the BOScom subsidiaries was ceased (although all subsidiaries still exist except for the French one) and the sales and marketing in Europe and USA have since been conducted through master distributors.


In addition, we have an interest in Surf Communications Solutions Ltd. ("Surf"), the leading supplier of embedded network convergence software that lends flexibility and scalability to network products handling data modem, fax, and voice transmissions. Surf's open system software is integrated into equipment such as media gateways and remote access concentrators developed by original equipment manufacturers in the telecommunications, telephony, and data networking industries. In March 2003 the Company purchased from Catalyst Investments, L.P. ("Catalyst"), most of the Surf shares held by Catalyst (the "Transaction"). Under the terms of the Transaction, the Company purchased 191,548 of Catalyst's Preferred C shares in Surf, and a pro rata share of the Surf Preferred C warrants held by Catalyst, and in exchange it issued to Catalyst 2,529,100 ordinary shares of the Company (representing 19.9% of its current outstanding shares pre-issuance, as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance). The Company has an option to purchase the remaining Catalyst Preferred C shares in Surf by January 31, 2006, and until such purchase shall be granted voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. In February 2004, these voting rights were assigned to Mr. Yair Shamir, one of the Company's directors. Thus, the Company now holds 19.8% in Surf, and 15.3% on a fully diluted basis (assuming the Company does not exercise its option to purchase the additional shares from Catalyst). Yair Shamir holds 0.2% in Surf (and 0.2% on a fully diluted basis), in addition to his holdings of 2.8% of the voting rights in Surf (2.3% on a fully diluted basis) assigned to him by the Company.


The investment in Surf is accounted for according to the cost method. In the fourth quarter of 2003 the Company recorded an amortization of the carrying amount of the investment in the amount of $840,000. The amortization was made according to management's valuation of the fair market value of the investment in Surf, supported by an external valuation prepared by an expert. As of December 31, 2003, the carrying amount of the investment based on the cost accounting method was reduced to $ 3,112,000.


We design, integrate and test our products in our facilities in northern Israel. In early 1996, we moved into a new facility, which resulted in the expansion of our production capabilities and has allowed us to continue to benefit from substantial Israeli tax incentives.





4B.  BUSINESS OVERVIEW

INDUSTRY BACKGROUND

In the 1960s and 1970s, the business computing environment was typically organized with the mainframe in the data center and minicomputers at the division or department level. The host mainframe and minicomputers were accessed by "dumb" terminals at the user level. These host systems featured high performance and throughput and often ran custom-designed, critical applications such as organization-wide payroll, general ledger, inventory management and order processing programs. Because of the importance of the mainframe and minicomputers as central repositories of corporate data and critical applications, significant corporate resources were, and continue to be, dedicated to maintaining this installed hardware and software base. Although these host systems are capable of supporting enterprise-wide information system networks, their applications are generally characterized by limited availability, complex command sequences and character-based user interfaces.

With the introduction and proliferation of the personal computers in the 1980s, a substantial amount of corporate computing power was added to the worker's desktop, a change facilitated by the availability of increasingly powerful personal productivity applications such as spreadsheets and word processors. Personal computers began replacing dumb terminals and, as the business computing environment became increasingly heterogeneous, organizations found themselves with significant investments in multiple, but often incompatible, systems each performing different functions within an organization.


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


In the mid-1980s, the desire of personal computer users to share files and peripheral devices, and to communicate with other users, led to the widespread implementation of Local Area Networks. Local Area Networks significantly expanded an organization's ability to more efficiently connect increased numbers of its personal computer users to host environments through a "gateway" dedicated to LAN-to-host communication services. The personal computer software enabling this LAN-to-host connectivity continued to use terminal emulation technology.


The emergence of the Internet/intranets in the 1990s has encouraged the development of numerous new products and services that enable and facilitate access and connectivity of host computers with computer networks. New IBM midrange products have expanded capabilities of the AS/400 in the area of electronic commerce.


Continued widespread use of Twinax cable infrastructure has created a need to develop solutions that can provide these users with such features as e-mail, networking, and Internet. In addition, the advent of the telephony revolution, which allows transmittal of voice data over TCP/IP connections, has created a new direction for VOIP products.


An industry trend noticed in the late 1990s was a move to a "thin client" environment. Larger enterprises use this method as a means to reduce cost of ownership by employing Microsoft Windows NT/2000 Terminal Servers, which enable central configuration and user management. Terminals ("thin clients") are deployed to users throughout the network to provide the requisite connectivity to host applications. BOS moved into this arena in early 2003 with a progressive release program culminating in a full suite of thin clients and Ethernet terminals. These devices, based on a wide range of operating systems (Linux, Windows XP and Windows CE.NET) feature embedded TN5250e/TN3720e emulation, various connectivity tools, office application viewers, and a Web browser, and support the new BOS 122-key driverless keyboard that functions equally well in both thin client and PC environments, with both emulation and office applications. In 1995 the first Client VOIP solution was introduced to the market by VocalTec, an Israeli company that demonstrated telephone calls over the internet.

Since then, in an accelerated mode, the VOIP (Voice over Internet Protocol) and IP Telephony (Internet Protocol Telephony) have become a market with a turnover of billions of dollars.


Large companies like Cisco, as well as telephony players such as Lucent, Nortel, Siemens, Alcatel, Avaya and others are selling VoIP solutions and embedding such technologies into their product lines.


Some players in this market develop solutions for carriers, others focus on the corporate market.


According to market research performed by professional market analysis firms such as Advanced Business Link, the revenues in this market are expected to grow for at least the next 5 years.


DESCRIPTION OF BUSINESS PRODUCT LINES


Our Company operates in three main business product lines:


(A)  CONNECTIVITY -


We create innovative and powerful solutions for seamless integration of personal computers and Local Area Networks into the midrange host environment. We also design, integrate, test, market and support superior products that provide efficient solutions to personnel connecting personal computers to IBM midrange hosts. Realizing the changing role of this IBM midrange environment in today's workplace, our mission is to provide our users with technologically advanced and cost-efficient solutions for connectivity between them and personal computers and local area networks, whether local or remote. We sell and support our products worldwide through distributors, and value-added resellers.


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


In 2003, 82% of our sales were attributable to sales of connectivity products and services.


Below is a description by category of our development activity in the connectivity product line:

(A1) AS/400 DISPLAY AND PRINTING EMULATION FOR LAN/WAN


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


(A2) BROWSER-BASED WEB-TO-HOST GUI DISPLAY AND PRINTING


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


Version 5 of Jadvantage was released in 2003. The latest version expands client support to Netscape browsers, Macintosh computers and Linux platforms. The product is especially attractive to enterprises that want to make their iSeries applications available to remote users, whether they be branch offices, road warriors, home workers, distributors or customers. The built-in GUI toolbox makes "Web facing" applications (improving the midrange application's interface with graphics, fonts, colors, mouse-sensitive hot-spots, etc.) both quick and simple, in direct contrast to other products in the field.


(A3)TWINAX-TO-ETHERNET CONTROLLERS


The e-Twin@x Controller, which made its debut in 1999, supplies a secure, encrypted TN5250e connection to the AS/400 over the Internet or WAN, and provides local or remote Twinax networks with access to LAN resources. The e-Twin@x Controller allows enterprises to leverage their Twinax investments (in equipment and cabling) while providing the benefits of a TCP/IP connection. Dramatic improvements in performance, uptime and cost-efficiency are the result. A new model, the e-TwinSt@r, was released in 2002. It features native support for CAT5 cabling, in the form of built-in RJ45 sockets, saving customers with this environment the cost of an active star hub.


(B) SOFTWARE UTILITIES -


Our product BOSaNOVA PrintBoss, which introduced in late 1998 is an innovative and powerful solutions for document design, distribution and management solutions for a wide range of operating systems, including mainframe and UNIX. Recent collaborative efforts with printer manufacturers and software houses have proven BOSaNOVA PrintBoss' appeal as an original equipment manufacturer component, in addition to its suitability as an end user solution.


The year 2000 saw the second major release of BOSaNOVA PrintBoss, which added support for e-Mail distribution, secure printing (complementing the existing check printing functionality), and document routing to multiple destinations capability.


In 2001 we were awarded a large contract with one of Israel's leading banks to provide uniform, customized electronic forms to all its branches. This project was completed in 2002.


In 2003, we realized a trend for the adoption of BOSaNOVA PrintBoss, which added support for e-Mail distribution, secure printing (complementing the existing check printing functionality), and document routing to multiple destinations capability.

In 2003, 8% of our sales were attributable to sales of Software Utility products and services.


(C) COMMUNICATION SOLUTIONS


BOS has developed a series of intelligent and highly versatile VOIP (Voice over IP) communication products designed for the corporate market. The gateways (described below- see "products") enable enterprises to reduce or completely eliminate inter-office communication costs or bypass long-distance costs using their private Intranet or the public Internet to carry telephone calls. They also provide a powerful means to extend PBX functionality to the enterprise's branch offices. The VOIP family of products includes a series of gateways and clients which work together seamlessly for a variety of business applications. All gateways are built using standard protocols and pass interoperability tests. Special attention has been given to building a robust platform with a user-friendly interface, automated installation procedures and powerful management tools. All enhancements complement the priority target of top-level voice quality connection.

In 2003, 10% of our sales were attributable to sales of VOIP products and services.





Until late 2002, we operated in a fourth business product line - COMPUTER
NETWORKING:


On June 1, 1998, we acquired 100% of the share capital of Pacific Information Systems, Inc. ("PacInfoSystems"), a U.S. corporation which resold, installed and provided computer networking products to various business entities. In 2001, PacInfoSystems acquired 100% of Dean Tech Technologies Associates, L.L.C. (Dean
Tech). Dean Tech was an IBM Advanced Business Partner providing complete IT solutions utilizing IBM's industry-leading eServer pSeries and xSeries lines of servers, as well as IBM TotalStorage Solutions. 100% of our computer networking revenues were derived from sales to US customers. Both PacInfoSystems and Dean Tech have ceased all operations (see Item 4A).


PRODUCTS


We currently offer a variety of products that provide various connectivity, software utilities and communication solutions to customers.


(A) CONNECTIVITY SOLUTIONS -


Our products are divided into three areas:

     o    (1) connectivity emulation solutions,

     o    (2) gateway/server solutions,

     o    (3) client solutions,


(A1) CONNECTIVITY EMULATION SOLUTIONS


Our emulation products provide personal computer users with easy access to computer applications and data on IBM midrange computers. These products establish communications connections between a customer's personal computer or Local Area Network and IBM midrange computers using familiar, easy-to-use modem network or Twinax hardware and software.

Our connectivity emulation products are comprised of personal computer adapter cards which, when installed with emulation software (of ours or of other providers), enable personal computers to function as Twinax terminals. These products are based on Stealth Technology(TM) which can easily integrate our products with those of other manufacturers, and the Ornev Chip, a computer chip for the software level that interfaces with the hardware of the IBM-compatible computer, and which we believe is superior to the other chips currently available in the market. We believe the Ornev Chip is faster (which is important during file transfer) and incorporates more sophisticated signal processing algorithms that make it especially reliable in situations involving communication lines of marginal quality. The Stealth Technology(TM) and the Ornev Chip reduce the personal computer resources consumed, such as memory or IRQ, as compared to other currently available products. As a result, products based on the Ornev Chip are easier to install than other currently available products, especially on Pentium computers.


Our connectivity emulation products include emulation boards, emulation software, and terminals as described below:


EMULATION BOARDS

     o    NATIVE PLUS.

          An IBM-compatible Twinax card with 5250 Stealth Technology (TM). This product does not require a memory segment of the personal computer or its valuable resources in order to facilitate interaction with the hardware.

     o    BOSaNOVA PLUS.

          An enhanced version of the Native Plus that includes a Twinax adapter card with feature-rich 5250 display/printer emulation software for either DOS, 16- or 32-bit Windows and 32-session APPC display/printer emulation software. This product is based on an IBM compatible Twinax card with 5250 Stealth Technology(TM).


EMULATION SOFTWARE

     o    BOSaNOVA TCP/IP.

          A robust client application that provides Windows9x/Me/NT/2000/XP users on a TCP/IP network with essential iSeries and AS/400 connectivity. The product includes BOS's rich 5250 emulation, LPD printing capabilities, file transfer and a remote command facility. This product was announced at the end of 1997 and released in the first quarter of 1998.

     o    JADVANTAGE.

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


TERMINALS

     o    BOSaNOVA XTC-400

          The BOSaNOVA XTC-400 delivers Windows(R) applications simply, securely, and cost-effectively throughout an organization with the BOSaNOVA XTC-400. Based on an Intel-compatible VIA 400 MHz processor and featuring the state-of-the-art Windows XP-embedded operating system, the BOSaNOVA XTC-400 includes BOScom's award-winning IBM-certified BOSaNOVA TCP/IP(R) TN5250e emulation and an optional 122-key driverless keyboard, providing iSeries customers with a unique opportunity to obtain a complete thin client solution from a single, industry-renowned manufacturer.

     o    BOSaNOVA LTC SERIES

          The BOSaNOVA LTC Series of thin client terminals provides an easily configurable solution to desktop computing. Whether the application is data entry, point of sale, training, ISP's, or web kiosks, these thin clients provide a highly cost-effective access to Windows desktop applications residing on a Microsoft Windows NT/2000 Terminal Server. Central configuration and user management drastically reduces cost of ownership, while the versatility of the hardware platform and customization capabilities increase user productivity. The high end LTC-600 provides almost twice the processing power and up to seven times the performance when compared to industry-standard Windows CE-based thin clients.

     o    BOSaNOVA TBT-400

          The BOSaNOVA TBT-400 Ethernet terminal offers the very best TN5250e and TN3270e emulation available for a LAN environment. In contrast to standard text-based terminals, the BOSaNOVA TBT-400 includes Windows 2000 Terminal Server (RDP) and Citrix Metaframe (ICA) clients in its basic configuration. Full support for 122 key keyboards is also built in to allow maximum productivity for users migrating from other 5250 or 3270 terminals. Performance tests measuring response time for its TN5250e and TN3270e embedded emulation indicate that the BOSaNOVA TBT-400 outperforms similar products based on Windows CE by a ratio of five to one.

     o    BOSaNOVA WTC-400

          The BOSaNOVA WTC-400, based on the industry-standard Windows CE.NET platform, provides cost-effective access to Windows desktop applications residing on a Microsoft Windows NT/2000/2003 Terminal Server. Unlike other CE.NET-based thin clients, which support only full-screen applications, the BOSaNOVA WTC-400 uniquely allows management of multiple browser windows within a single browser instance. As a result, even pop-up windows (which typically require the user to close the new window in order to revert to the parent window) are no longer a distraction to the standard user's workflow. This capability, alongside broad application compatibility and system integration flexibility, vastly improves the user experience and increases productivity.


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

     o    E-TWIN@X CONTROLLER.

          This product provides IP over Twinax connection to local and remote iSeries and AS/400s, adding the benefits of a Local Area Network to existing Twinax infrastructure. This product eliminates the difficulty of maintaining System Network Architecture and Anynet protocols, replacing them with fast, state-of-the-art Transmission Control Protocol / Internet Protocol (TCP/IP).

     o    ADVANCED SERVER FOR SAA.

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

     o    BOSaNOVA CLIENT FOR WINDOWS.

          An advanced midrange Windows client software solution, which enables communication with host systems through Twinax, Ethernet, Token Ring, SDLC, and TCP/IP. The product provides workstation and other functions in a variety of protocols.

     o    VIA BOSaNOVA.

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

(B) SOFTWARE UTILITIES

     o    BOSaNOVA PRINTBOSS.

          A multi-platform forms design, distribution and management tool that can be installed on a personal computer and enables companies to eliminate pre-printed forms and create their own templates. Forms can be customized and improved with logos, barcodes, fonts, static and dynamic graphics, and formatted, resizable tables. Documents can be routed to different printers, fax servers, e-mail recipients or Web-based archives for efficient and aesthetic printing, without programming or changes to the host application.

(C) COMMUNICATION SOLUTIONS

     o    BOSaNOVA GATEWAYS (FXO, FXS, E1/T1)

          a series of modular point-to-point VOIP gateways that integrate voice, telephony and data over IP, frame relay and circuit switched networks. The BOSaNOVA gateways family provides a complete, end-to-end VOIP solution including security, management and gatekeeper functionality, and delivers outstanding voice quality calls over IP networks. Gateways are available in FXO (2-, 4-, and 8-port) models and FXS models (2-, 4-, 8-, and 16-port models), which connect to private branch exchanges (PBXs) and/or extensions using standard analog interfaces and E1/T1 models (23/30 digital channels per adapter).

     o    BOSaNOVA CONNECT

          a desktop device that allows mobile/remote workers to place and receive high-quality voice calls over IP networks using regular telephones.

     o    BOSaNOVA Claro

     o A new family of intelligent VOIP gateways, premised on BOSaNOVA gateway technology which automatically and transparently routes calls from the PBX to either the PSTN or the IP network.

     o Positioned between the enterprise PBX and the PSTN (Public Switched Telephony Network), the Claro gateway selectively routes all PSTN-designated traffic over the PSTN, and captures all potential IP traffic for routing over the IP network. Traffic is routed over the IP network only when MOS-based QoS (quality of service) meets user-designated threshold levels. If QoS degrades below this level, in spite of quality-boosting algorithms, calls are dynamically routed over the PSTN instead of the IP network. In this way, carrier-grade quality of service is guaranteed for each call.

MARKETING, DISTRIBUTION AND SALES


We market our products primarily to medium to large sized corporations through a combination of direct sales, indirect distribution and original equipment manufacturers, with our primary focus on resellers and distributors. VOIP efforts have been concentrated in the European market.


In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfoSystems). Currently, we market our products through one Master Distributor (Bosanova, Inc.) located in Phoenix, Arizona which coordinates the midrange connectivity-related marketing efforts of dozens of distributors and resellers, and also offers technical support and after-sales service.


In Europe, up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in U.K and France. Currently, we market our products through local distributors that provide pre and post sales support. The European operation is overseen by our UK master distributor, Paddock Ltd., and by our French master distributor BOSaNOVA URL. Products sold in the rest of the world are serviced from our headquarters in Israel.


We further rely on peripheral product distributors who offer our products along with other products for the IBM midrange market. We also rely on value added resellers who offer system sales and installation which include a variety of our products. In addition, we heavily depend upon our own marketing resources operating from Israel.

Our principal customers include: Informatics, TwinData, Peak Systems Group, I/O Connections, KGA Technologies, and Machines & Media.


We generally do not have any significant backlog because orders are usually shipped when received.


Our Company's sales do not fluctuate seasonally.


The following table sets forth our revenues from the continuing operations, by major geographic area, for the periods indicated below:

YEAR ENDED DECEMBER 31,
(in thousands US$)
                                2003      %      2002      %      2001      %
                                -----   -----    -----   -----    -----   -----
United States                   2,974      52%   4,989      53%   3,184      53%

Rest of World (mainly Europe)   1,198      21%   2,158      23%   1,603      26%

Total outside of Israel         4,172      73%   7,147      76%   4,787      79%

Israel                          1,556      27%   2,294      24%   1,255      21%
                                -----   -----    -----   -----    -----   -----
Total Revenues                  5,728     100%   9,441     100%   6,042     100%
                                =====   =====    =====   =====    =====   =====

See Note 16 to the Consolidated Financial Statements.


MANUFACTURING

Our products are designed, integrated and tested at our facility in Teradyon, Israel. The manufacturing is done by Israeli subcontractors using components and subassemblies supplied by vendors to our specifications. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We do our best effort to keep sufficient quantities of components that will enable us to find a second source, when needed. We generally maintain an inventory of components and subassemblies which we believe is sufficient to limit the potential for such an interruption. Our current manufacturing facilities have sufficient capacity to exceed current demand. The prices of raw materials used in our industry are not volatile, although the price and availability of electronic components may vary due to changing demands in the market.

INTELLECTUAL PROPERTY


We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products.


We believe that the improvement of existing products, reliance upon trade secrets and proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining "trade secrets" or subject to copyright protection.

Generally, we enter into non-disclosure and invention assignment agreements with our employees and subcontractors. However, there can be no assurance that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.


While our competitive position may be affected by our inability to protect our proprietary information, we believe that because of the rapid pace of technological change in the industry, factors such as the technical expertise and the knowledge and innovative skill of our management and technical personnel, name recognition, the timeliness and quality of support services provided by us and our ability to rapidly develop, produce, enhance and market software products may be more significant in maintaining our competitive position.


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


COMPETITION


The connectivity market is subject to rapidly changing technology and evolving standards incorporated into personal computers, networks and host computers. BOS's products compete with products that have already been on the market for a number of years and manufactured by competitors, most of which have substantially greater financial, marketing and technological resources and name recognition than ours.


Our competitors include IBM, Perle, Advanced Business Link, IGEL, CLI PowerTerm, NLynx, NetManage, Attachmate, and Seagull.


BOScom is developing and introducing new products in an industry that is highly competitive. BOScom's competitors in the VoIP market include Cisco Systems, Inc., Multi-Tech, Mediatrix, VegaStream, and Quintum. There can be no assurance that these or other companies will not offer lower priced or more sophisticated products than those being developed or introduced by BOScom, and by so doing capture the market for such products.


STRATEGY


We believe that the trends described, together with the continuing proliferation of more powerful personal computers and the continued growth of information system networks, will stimulate increasing demand for personal computer interaction with enterprise information systems. We believe that our products can improve the cost effectiveness of customer information systems and increase user productivity with:

     o easy simultaneous access to and use of customer host and LAN-based computing resources;

     o familiar and easy-to-set-up and use communications among personal computers, LANs and host computers;

     o utilities and tools that simplify distributing computing between IBM midrange host systems and personal computer and LAN systems;

     o utilities and tools that improve the appearance and distribution efficiency of forms throughout the organization; and

     o utilities and tools that enhance and preserve customer investment in equipment and personnel training.

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


The key elements of our strategy are as follows:

     o MAXIMIZE EFFICIENCY FOR IBM MIDRANGE MARKET. We intend to expand and support our emulation product line for IBM midrange computers. This includes continuous upgrading and improvement of our connectivity emulation products for direct, gateway and Internet connection, and Windows emulation and graphics capabilities. We continually upgrade our client software to ensure its compatibility with each new Windows platform. We intend to streamline our manufacturing and distribution to better serve our present client base and access a greater share of the IBM midrange market. We have already begun to incorporate common components into our products in an effort to streamline manufacturing and intend to take steps to improve our destination networks.

     o DEVELOP NEW PRODUCTS AND APPLICATIONS FOR REMOTE NETWORKING CONNECTIVITY. Through our VoIP division, we expect to penetrate a new market significantly greater than our present market of IBM midrange users. BOScom's VoIP products, which allow users to emulate their office telephony at a remote location, appeal to the small office home office market, telemarketers operating from home, sales personnel traveling to client locations and employees interested in working at home.

     o DEVELOP NEW MARKETS FOR OUR VOIP PRODUCTS. We intend to develop new markets for our VOIP products, including corporate VOIP infrastructures as well as VOIP solutions for telephony service providers.

     o EXPAND MARKETING NETWORK. We intend to increase our marketing presence in the United States and Europe and to expand our distribution channels in these markets through the use of acquisitions, additional independent distributors and original equipment manufacturers as well as our sales representatives. We also intend to increase our marketing efforts to penetrate new markets within Europe.

     o ACQUISITION OF COMPLEMENTARY TECHNOLOGIES. We may, from time to time, make selective acquisitions of complementary technologies that we can sell through our existing distribution network. Since October 1997, we have held interests in Surf (see Item 4A).

     o WEB SITES: We maintain web sites where potential customers, investors and others can obtain the most updated information about its activities, products, press releases and financial information.

Our Web sites may be found at:


                boscorporate.com
                Bosweb.com
                boscom.com
                Jadvantage.com
                Bosanova.com
                e-twinaxcontroller.com
                Printbos.com

EXCHANGE CONTROLS


See Item 10D.


For other government regulations affecting the Company's business, see Item 5, paragraph entitled `Grants and Participation'.


4C. ORGANIZATIONAL STRUCTURE


The Company's wholly owned subsidiaries include:


IN ISRAEL - BOScom Ltd. (changed its name from Lynk, a Division of B.O.S., in March 2002). Our initial investment in BOScom Ltd. was $336,000 for 86% of BOScom's shares. In 1999 BOScom entered into an agreement with The Industrial Finance Corporation ("IFC") under which BOScom received a three year $1,000,000 long-term loan and IFC received 3% of BOScom's share capital at par value. Thus, our shareholdings at BOScom were reduced to 83%. In 2000, we purchased an additional 14% of BOScom's shares and increased our holding in BOScom from 83% to 97%. The aggregate consideration for this acquisition included $640,000 in cash and 17,804 shares of our Company. In February 2002, we purchased from IFC its 3% of BOScom's shares (in consideration of the issuance of 3,750 Company ordinary shares), thereby bringing our ownership interest to 100%.


IN EUROPE - BOScom has a UK subsidiary, Better On-Line Solutions Ltd, and its subsidiary, Better On-Line Solutions S.A.S in France, which, until mid-2003, distributed and serviced BOScom's products abroad. The UK subsidiary was originally a subsidiary of the Company itself, but became a subsidiary of BOScom as part of the reorganization implemented in January 2002. In mid-2003 we decided, due to cost-efficiency considerations, to cease operations in Europe through the subsidiaries and to market through distributors.


IN THE U.S. - Lynk USA Inc., and its subsidiary PacInfoSystems (both Delaware corporations). Until the fourth quarter of 2002, PacInfoSystems had a subsidiary, Dean Tech Technologies Associates, L.L.C. ("Dean Tech"), a Texan corporation, which is in the process of being dissolved. As abovementioned, PacInfoSystems is in the process of dissolving as well. Lynk USA is not operational either. Until the fourth quarter of 2002, the marketing and distribution of the BOScom products was carried out through the "BOS US" division of PacInfoSystems (see item 4A).


In October 2002, BOScom established a new wholly-owned subsidiary, BOSDelaware, a Delaware corporation, and in the future may market and distribute its products in the US through this subsidiary. Currently, the US marketing is carried out through a master distributor, Bosanova Inc., and BOSDelaware is not operational.


The voting power we (or our subsidiaries) have in all subsidiaries, equates to the shareholdings.


The Company also has an interest in Surf Communication Solutions Ltd. ("Surf"). Surf is a leading supplier of embedded network convergence software that lends flexibility and scalability to network products handling data modem, fax, and voice transmissions. Surf's open system software is integrated into equipment such as media gateways and remote access concentrators developed by original equipment manufacturers in the telecommunications, telephony, and data networking industries. We have been investing in Surf since 1997, and in March 2003 we purchased additional shares (see Item 4A).

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


The facility is located in a part of Israel which has been designated by the government as a development "A" area. This designation relates to the benefits available to us as an "Approved Enterprise" under Israeli law, that entitles us and our shareholders to reduced income tax rates on our income and on dividend distributions.


We believe that our facilities are sufficient to accommodate our anticipated needs in the foreseeable future.


The latest lease commitment will expire in 2005.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS


The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and notes thereto. Certain matters discussed below and throughout this annual report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the section below entitled "Factors That May Affect Future Results" to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.


The Company's discussion and analysis of its financial condition and result of operations is based upon the Company's consolidated financial statements which have been prepared in accordance with generally accepted accounting principles ("GAAP ") in the United States of America. Prior to 2003, the consolidated financial statements were prepared in accordance with Israeli GAAP with reconciliation to U.S.GAAP. The Company believes that investors and other users of its financial statements would benefit if the primary financial statements were prepared in accordance with U.S., rather than Israeli, GAAP.





CRITICAL ACCOUNTING POLICIES


The preparation of these financial statements required the Company to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, investments in a company and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Consolidated Financial Statements. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2003.


REVENUE RECOGNITION

We recognize revenues from sales of product and services in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") and Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP 97-2") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collection is reasonably assured. When a right of return exists, the Company defers revenues until the right of return expires. Determination of the probability of collection is based on management's judgments regarding the payment of fees for services rendered and products delivered. This determination is based on management's periodic assessment of the credit worthiness and other known factors of its customers and distributors. If this assessment will not properly reflect the actual collection, revenue recognized for any reporting period could be adversely affected.


ALLOWANCE FOR DOUBTFUL ACCOUNTS


The Company maintains an allowance for doubtful accounts for estimated losses, which may result from the inability of its customers to make required payments. Management exercises judgment as to its ability to collect outstanding receivables. Allowances for doubtful accounts are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, allowances for doubtful accounts are made based upon the age of the receivable. In determining the allowance, the Company analyzes its historical collection experience and current economic trends. If the historical data used to calculate the allowances for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional allowances for doubtful accounts may be needed and the future results of operations could be materially affected.


INVENTORIES


Inventories are valued at the lower of cost or market value. Cost is determined as follows:


Raw and packaging materials                         - Moving Average Cost Method

Products in progress and finished products          - On the production costs basis with the addition
                                                      of allocable indirect manufacturing costs


If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold. As of December 31, 2003, inventory is presented net of $300,000 general provision for technological obsolescence and slow moving items (see also Note 5 to the Consolidated Financial Statements).

INVESTMENT IN A COMPANY


The investment in a company is stated at cost, since management believes that it does not have the ability to exercise significant influence over the operating and financial policies of this investee. In reaching this decision, management has evaluated all the facts and circumstances related to the investment. Judgments and evaluations about ability to exercise significant influence are complex and often subjective and can be affected by a variety of external and internal factors. If these facts or related circumstances change in the future, we may be required to account for this investment under the equity method of accounting.


The Company's investment in a company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). As of December 31, 2003, based on managements' most recent analyses supported by an external valuation, an impairment loss has been recorded in the amount of $ 840.


LEGAL CONTINGENCIES


The Company has been a party to various legal proceedings in the normal course of its business (see Item 8A for more details). The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and accordingly no provision was recorded. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of this proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company's future results of operations and financial position.


5A.  RESULTS OF OPERATIONS


On May 29, 2003 we effected a 1:4 reverse stock split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse stock split.


COMPARISON OF 2003 AND 2002


Year 2003 results of operation reflected the reorganization made in the sales and marketing organization. In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfoSystems). Currently, we market our products through one Master Distributor (Bosanova, Inc.)


In Europe, up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Currently, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.


As a result of the above reorganization, the Company experienced a significant decrease in revenues in 2003, due to the distributors' margin, which was only partially compensated for by the decrease in sales and marketing expenses. Furthermore, as a result of the reorganization, in 2003 the Company recorded a restructuring cost of $680,000.


Consolidated revenues for 2003 were $5,728,000 compared with $9,441,000 in 2002, a 39% decrease.


The major reasons for the decrease were: (a) sales through master distributors in year 2003 compared to sales through subsidiaries in year 2002, as the margins of the master distributors decreased revenues; and (b) slowdown in sales due to global slowdown in the telecommunications industry.

Gross profit in 2003 totaled $4,273,000, representing 75% of revenues, compared with $7,141,000, constituting 76% of revenues in 2002. Cost of revenues of year 2003 includes income of $339,000 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist (see also Note 14a to the Consolidated Financial Statements). Excluding such income, the gross profit for year 2003 represented 69% of revenues compared to 76% in year 2002, the major reasons for the decrease being (a) sales through master distributors in year 2003 compared to sales through subsidiaries in year 2002 which caused a decrease in the sale price while the cost of revenue remained virtually the same; and (b) revenues of BOSaNOVA PrintBoss in year 2003 decreased to $448,000 compared to $1,387,000 in year 2002. Since the BOSaNOVA PrintBoss is a software product with a relatively low cost of production, the decrease in its revenues in year 2003 compared to year 2002 significantly affected the gross profit.


Net research and development costs in 2003 decreased by 15% to $1,846,000 compared to $2,182,000 in 2002. The expenses in 2003 included $283,000 funding that the Company received from the Office of the Chief Scientist. In 2002 the company did not receive such funding. Excluding the effect of the funds received from the Office of the Chief Scientist in 2003, the research and development costs in 2003 remained virtually the same as in year 2002.


Selling and marketing expenses in year 2003 decreased by 41% to $2,178,000, compared to $3,705,000 in 2002. The major reason for such decrease was sales through subsidiaries in 2002, as opposed to sales through distributors in year 2003 after the operation of the subsidiaries was ceased.


General and administrative expenses in year 2003 decreased by 22% to $1,317,000 compared to $1,697,000 in 2002. The major reason was the reduction in payroll of employees and directors, by 17%, effected July 2003.


Restructuring costs in year 2003 amounted to $678,000 which resulted from ceasing the operation of the Company's subsidiaries in Europe.


As a result of the foregoing, our operating loss in 2003 was $1,746,000 compared to an operating loss of $443,000 in 2002.


The Company had net financial income of $109,000 in 2003 compared with net financial income of $295,000 in 2002. The decrease in the financial income is related to the decrease in cash and investment balances during 2003 and to decrease of financial income from translation of foreign currency into dollar.


Other expenses for 2003 amounted to $795,000, compared to $95,000 in 2002. These expenses in 2003 included a cost of $840,000 due to impairment of the Company's investment in Surf (see note 7b to Consolidated Financial Statements).


As a result, net loss from the continuing operations for 2003 amounted to $2,432,000 compared with $243,000 in 2002. On a per share basis, the net loss from the continuing operations in 2003 was $0.66 per share compared with a $0.08 net loss per share in 2002. (For details regarding computation of net loss per share, see Note 14d to the Consolidated Financial Statements.)


The net earnings related to the discontinuing operations for 2003 was $2,036,000 compared with a loss of $7,674,000 in 2002. The earnings of 2003 resulted from debt settlement with more than 95% of PacInfoSystems' external creditors for an amount which was significantly lower than the face value of the debt.


The total net loss for 2003 was $396,000, compared with $7,917,000 in 2002. On a per share basis, the net loss in 2003 was $0.11 per share compared with a $2.54 net loss per share in 2002.

COMPARISON OF 2002 AND 2001


Consolidated revenues for 2002 were $9,441,000, compared with $6,042,000 in 2001, a 56% increase.


During 2002 we focused our sales on our core business products. The S&M activity was aimed to expand our customer base and distribution channels.


During 2002 we succeeded in closing a software deal with one customer which represented about 13% of the total revenues.


Gross profit in 2002 totaled $7,141,000, representing 76% of revenues, compared with $3,339,000, constituting 55% of revenues in 2001. The difference is related mainly to high provisions for slow inventory that the company made in 2001 relating to its IP old product line.


Net research and development costs in 2002 increased 24% to $2,182,000, compared with $1,757,000 in 2001. The expenses in 2001 included $989,000 funding that the Company received from the Office of the Chief Scientist. In 2002 the company did not receive such funding.


Gross research and development costs in 2002 decreased 21% to $2,182,000, compared with $2,746,000 in 2001, mainly due to HR costs reduction. We improved the R&D staff by replacing some of our engineers with new ones, who are better skilled and more efficient but paid lower salaries.


In Europe we closed branches that were not economically efficient and made some personnel changes. These steps saved us $500,000 in operational and other expenses compared to 2001. In addition, we reduced our operational costs in the US by $550,000 compared to 2001.


Selling and marketing expenses decrease by 23% to $3,705,000 in 2002 compared to $4,811,000 in 2001 mainly due to the closing of branches in Europe and the reduction of operations in the US.


General and administrative expenses increased by 19% to $1,697,000 in 2002, compared to $1,425,000 in 2001. This increase is due to expenses related to 2002 reorganization of the US subsidiary and the closing of branches in Europe.


As a result of the foregoing, our operating loss in 2002 was $443,000 compared with an operating loss of $4,786,000 in 2001.


The Company had net financial income of $295,000 in 2002 compared with net financial income of $427,000 in 2001. The decrease in the financial income is related to a decrease in cash and investment balances during 2002.


Other expenses for 2002 were $95,000, compared with other expenses of $298,000 in 2001. (For more details regarding other expenses, see Note 14c to the Consolidated Financial Statements).


As a result of the foregoing, net loss from the continuing operations for 2002 amounted to $243,000 compared with $4,657,000 in 2001. On a per share basis, the net loss from continuing operations in 2002 was $0.08 per share compared with a $1.5 net loss per share in 2001.


The net loss related to the discontinuing operations for 2002 was $7,674,000 compared with $8,313,000 in 2001. On a per share basis, the net loss from the discontinuing operations in 2002 was $2.46 per share compared with a $2.68 net loss per share in 2001.


The total net loss for 2002 was $7,917,000, compared with $12,970,000 in 2001. On a per share basis, the net loss in 2002 was $2.54 per share compared with a $4.18 net loss per share in 2001.

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


Our future results will be affected by a number of factors including our ability to:

     o    increase the number of products sold,

     o    develop, introduce and deliver new products on a timely basis,

     o    anticipate accurately customer demand patterns and

     o    manage future inventory levels in line with anticipated demand.


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


IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS


The US Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS relative to the Dollar.


A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the costs in NIS and a converse effect in case of devaluation of the US Dollar in relation to the NIS.


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


In the years ended December 31 2003, 2002, 2001, 2000 and 1999, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was 5.7% (0.8)%, (7.8)%, 2.7% and 1.5%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.379 NIS 4.737, NIS 4.416, NIS 4.041 and NIS 4.153, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 1999, 2000 and 2003, and decreases in 2001 and 2002.


EFFECTIVE CORPORATE TAX RATE


The Israeli regular tax rate imposed on companies is 36%, however, the effective tax rate payable by a company (such as ours) which derives income from an "Approved Enterprise," may be considerably less. See Note 13 to the Consolidated Financial Statements and Item 10E ahead. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from subsidiaries are generally subject to tax (unless the subsidiary's income is subject to Israeli corporate tax) regardless of its status as an Approved Enterprise. We anticipate that most of our taxable income over the next several years will be tax exempt in Israel. Our U.S. and U.K. subsidiaries, however, will be subject to U.S. and U.K. corporate income taxes, respectively, on their taxable income.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporations" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

GRANTS AND PARTICIPATION

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3.5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry and Trade. As of December 31, 2003, the total amount of grants which we received from the Office of the Chief Scientist, net of royalties paid or accrued, accumulated interest and net of non recurring royalty reversal recorded in year 2003 in the amount of $339,000, totaled $5,621,000, compared with $ 5,875,000 as of December 31, 2002. We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received at the date the grants received.


The total amount of the grants we received from the Fund, net of royalties paid or accrued, was $144,000 on December 31, 2003, compared with $225,000 on December 31, 2002.


CONDITIONS IN ISRAEL


We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also Item 3D - Risk Factors.

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


Israel's economy has been subject to many destabilizing factors including a period of high inflation in the early to mid-1980s. It has also been subject to low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Government of Israel has intervened in several sectors of the economy, employing among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, as well as prices and foreign currency exchange rates.


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


The costs of our operations in Israel are generally incurred in New Israeli Shekels ("NIS"). If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the US Dollar in any period, the costs of our Israeli operations, as measured in US Dollars, could increase. Israel's economy has, at various times in the past, experienced high rates of inflation.


Like many Israeli companies, we receive grants and tax benefits from the Israeli Government. We also participate in programs sponsored by the Israeli Government. The reduction or termination of any such grants, programs or tax benefits, especially those benefits available as a result of the "Approved Enterprise" status of certain facilities in Israel, could have a materially adverse effect on future investments by us in Israel.

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

Israel and the European Union signed a Free Trade Agreement, which became effective on July 1, 1975, that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area ("FTA"). The FTA has eliminated all tariff and certain non-tariff barriers on most trade between the two countries.


On January 1, 1993, Israel and the European Free Trade Association ("EFTA"), entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, the People's Republic of China, India and the nations of Eastern Europe, with which Israel had not previously had such relations.


5B.  LIQUIDITY AND CAPITAL RESOURCES


We finance our activities by different means, including proceeds of equity financing, long-term loans, grants from the Office of the Chief Scientist in Israel and income from operating activities.


In December 2003 we received net proceeds of $928,000 from a private placement with two European private investors. We issued these investors 357,143 ordinary shares at a price per share of $2.80. We also granted these investors certain incidental registration rights with respect to the ordinary shares they purchased.


On June 10, 2004 the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), with Laurus Master Fund Ltd. (the "Investor"), under which the Company issued and sold to the Investor in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 (the "Note") and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the "Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 3%, subject to reduction if the average closing price of the Registrant's Ordinary Shares exceeds certain benchmarks. The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions.


The Note is convertible into Ordinary Shares at a price of $3.08 per share (subject to adjustment). The principal amount of the Note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. The Note is secured by a security interest in certain assets of the Company.


The Company also entered into a Registration Rights agreement with the Investor pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission within 45 days a registration statement covering the resale of Ordinary Shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.





As of December 31, 2003, we had $3,872,000 in cash and cash equivalents, $2,876,000 in marketable securities, and positive working capital of $5,082,000. Net cash used in operating activities of continuing operations in 2003 was $1,937,000 compared to cash provided by operating activities in 2002 in the amount of $127,000. The cash used in operating activities in year 2003 was adversely affected by a number of factors. First, a decrease in gross profit due to the sales through distributors instead of subsidiaries from mid 2003, which was not immediately compensated by decrease in the sales and marketing expenses in 2003. Second, the revenues of BOSaNOVA PrintBoss in year 2003 amounted to $448,000 compared to $1,387,000 in year 2002. Since the BOSaNOVA PrintBoss is a software product with a relatively low cost of production, the decrease in its revenues in year 2003 compared to year 2002 adversely affected the cash used in operating activities. Net cash provided by investing activities in 2003 was $519,000 which was mainly due to realization of restricted cash into cash and cash equivalents.

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


We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables' aging is between 60 to 70 days and our current liabilities' aging is approximately 60 days. The fair value of our financial instruments is similar to their book value, with one exception. We believe that our investment in Surf has a substantial value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceeding.


We believe that cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to further feature-rich products of the Company and establish distribution channels in new markets. There is, however, no assurance that we shall be able to obtain such financing.

5C.  RESEARCH AND DEVELOPMENT


We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities. In 2003, gross research and development costs totaled $2,129,000, compared to $2,182,000 in 2002 and $2,746,000 in 2001.


Our research and development efforts have been focused on VOIP solutions, and our existing products for the IBM midrange market. We intend to finance our research and development activities with our own resources and grants from the Office of the Chief Scientist. Grants from the Chief Scientist totaled $283,000 in 2003 and $989,000 in 2001 (no grants were received for the year 2002).


5D.  TREND INFORMATION


The global slowdown in the telecommunications industry has taken its toll on our company. The effect of a prolonged slowdown may continue to result in lower sales and lower gross margins as our products may be subject to price pressure due to reduced demand, write-downs and write-offs.


Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products) (see Item 4B). Although the Company's revenues in this sector have decreased as a result, in comparison to other players in this field, we have fared quite well.

Currently the Company's R&D focuses mainly on the company's VOIP line of products, that will successfully compete with Legacy telephony quality and reliability, and will allow special CTI (Computer Telephony Integration) features that are not available in Legacy telephony today. These products will allow seamless integration with legacy telephony systems, thus reducing the implementation price. In addition, the products will guaranty the quality of service and will allow the end users to use the telephone system in the same way that they used their non-IP-enabled system. Until now, complicated installation, non-transparent usage and inconsistent quality of service were the major issues that slowed-down the implementation of VOIP in the corporate market. With the new line of intelligent gateways, these hurdles are solved, thus opening new opportunities in this market. According to market research performed by professional market analysis firms such as Advanced Business Link, the revenues in this VOIP market are expected to grow for at least the next five years. Although the Company's business in this market has not fared well until now, we hope to overcome marketing and other hurdles, and become a significant player in this field, although there is no assurance that we will be able to do so.


5E.  OFF-BALANCE SHEET ARRANGEMENTS


In 1998, as part of PacInfoSystems' Share Purchase Agreement between the Company and Mr. Jacob Lee (the seller of PacInfoSystems who became a shareholder of the Company), certain actions involving PacInfoSystems, if occurring before the end of 2003, may trigger a tax event for Mr. Jacob Lee. In such event, the Company may be obligated, under the purchase agreement, to grant Mr. Lee a loan on a full recourse basis for certain tax payments Mr. Lee may be liable for, currently estimated at approximately $1.5 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that Mr. Lee holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event the Company is required to loan such sum to Mr. Lee, the Company may also be required to reimburse Mr. Lee for certain interest on taxes that he may owe. It is possible that the windup of PacInfoSystems during 2002 and 2003 may have triggered such a tax event for Mr. Lee, which would result in an obligation by the Company to loan Mr. Lee such amount and to reimburse him for interest expenses incidental to the tax event.


5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


The following table summarizes our contractual obligations as of December 31, 2003:


                          Payment due by period
                          ---------------------
                                  Less than 1    1-3        3-5       More than
                          Total      year       years      years      5 years
                          ----       ----       ----       ----       ----

Operating lease           $471       $286       $185          -          -

Purchase obligation       $415       $415          -          -          -

Total                     $886       $701       $185          -          -


The above table does not include contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements are a function of future sales (see note 11(a)(1) of the Consolidated Financial Statements).

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


6A.  DIRECTORS AND SENIOR MANAGEMENT


The following is a listing of our directors, senior officers and key employees:


Name                             Age      Position
----                             ---      --------
Mr. Edouard Cukierman            39       Chairman of the Board of Directors

Mr. Adiv Baruch                  41       Director, President and Chief Executive Officer

Mr. Eli Ben-Mayor                63       Director

Mr. Israel Gal                   53       Director

Mr. Avishai Gluck (2)            32       Director

Mr. Zvi Greengold                52       Director

Mr. Andrea Mandel-Mantello       45       Director

Mr. Yair Shamir                  59       Director

Mr. Ronen Zavlik (1)             43       Director

Dr. Yael Ilan (1)                55       External Director

Prof. Adi Raveh (1)(2)           56       External Director

Mr. Nehemia Kaufman              55       Chief Financial Officer


(1)  Member of the Audit Committee.

(2)  Member of the Remuneration Committee.

MR. EDOUARD CUKIERMAN, 39, has been a director since May 2003, and Chairman of the Company since June 2003. He is the Chairman of Cukierman & Co. Investment House and CEO of the Catalyst Fund. Former President and Managing director of the Astra Fund, Mr. Cukierman provides a key role in determining and implementing Catalyst's investment selection and exit strategies for its investments. Mr. Cukierman holds several Board positions in portfolio companies including VCON, BOS and Orex CR. He is also the Vice Chairman of Citec Environment and services in Paris and a Board member of Lamina Technologies in Switzerland. In addition, Mr. Cukierman is on the Board of Sar-El, an Israeli Defense Forces volunteer organization and serves in the IDF Spokesman Unit (Reserves). In 1997, Mr. Cukierman was awarded the prize of Honor from the Israel-France Chamber of commerce as CEO of Astra. He was listed among the most influential businessman in the Israeli high-tech industry by Israel's most widely read newspaper. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.

MR. ADIV BARUCH, 41, has been a director since February 2004 and the Company's President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company's subsidiary, BOSom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director for Ramdor Ltd., an Israeli public company traded on the TASE. He has a B.Sc. in Computer Science and Industrial Engineering from the Technion - Israel Institute of Technology.

MR. ELI BEN-MAYOR, 63, has been a director since June 2002. Mr. Ben-Mayor currently serves as Chairman of the Board of general manager of Vulcan Foundries, a multidisciplinary manufacturer and solution provider of castings and valves products and metal projects. Previously he was the General Manager of Rogosin Ltd. where he implemented a program geared to improve the operational and financial situation of the company. Prior to joining Rogosin, Mr. Ben-Mayor served as General Manager of several companies within the Clal Industries group. Recently he concluded a five-year service term as a director of ICL Israel Chemicals Financing and Issuing Ltd. Mr. Ben-Mayor holds a B.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology, and an MBA from Tel-Aviv University.

MR. ISRAEL GAL, 53, B.O.S.' founder, served as B.O.S.' Chief Executive Officer and President from its inception in 1990 until January 2002, and then again from September 2002 until December 2003. Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000 and also served as the CEO of one of the Company's subsidiaries, BOScom Ltd. until June 2004. Mr. Gal is currently the CTO of VOIP products in BOScom. From 1983 to 1989, Mr. Gal served as IBM midrange product manager at IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology (the "Technion").


MR. AVISHAI GLUCK, 32, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Gluck brings with him over 6 years of financial management, accounting and tax consultation experience. He has extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Gluck currently serves as a director in MTI Wireless-Edge Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young's Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Gluck has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.


MR. ZVI GREENGOLD, 52, has been a director since June 2002, and served as Chairman from September 2002 to June 2003. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. and Polyraz of kibbutz Maoz-Haim. From 2000 to 2001 he served as Managing Director of Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico. From 1999 to 2000 he served as General Manager of the Israeli Oil Refineries Ltd. From 1996 to 1998 Mr. Greengold served as Managing Director of Electrochemical Industries
(1952) Ltd. (traded on TASE), a company that manufactures polyvinyl chloride and non-organic chemicals. From 1986 to 1996 he held various positions with Electrochemical Industries (1952) Ltd., including Chief Financial Officer, Vice President of Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr. Greengold currently serves as an external director of two public Israeli companies. He holds a B.A degree in Economics and Administration from the Rupin College in Israel.


MR. ANDREA MANDEL-MANTELLO, 45, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. He is an advisor on the first high yield corporate bond issue in Italy. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as
UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell'Agricoltura in Rome. He holds a Bachelors degree in Economics and Political Science from Yale University.

MR. YAIR SHAMIR, 59, has been a director since May 2003. He has been the Chairman of the Catalyst Fund since 1999. He served as VCON Communication's Chief Executive Officer and Director since 1997. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund-Etgar L.P., an Israeli venture capital firm. From 1993 to 1995, he served as Chief Executive Officer of Elite Food Industries Ltd., one of Israel's largest branded food product companies. From 1988 to 1993, he served as Executive Vice President and General Manager of Scitex Corporation Ltd., a leading supplier of computer graphic systems. From 1963 to 1988, Mr. Shamir served in the Israeli Air Force as a pilot and commander. During his term in the Air Force, he attained the rank of colonel and the served as head of the Electronics Department, the highest professional electronics position within the Air Force. Mr. Shamir currently serves as a director of several public companies listed on the NASDAQ including Orckit Communications Ltd, Mercury Interactive Corporation and DSP Group Corporation as well as serving as a director of several private companies. Mr. Shamir is the Chairman of The Catalyst Fund, an Israel-based venture capital fund investing in late-stage companies mainly in the high technology sector. Mr. Shamir holds a B.Sc. in Electronic Engineering from the Technion - Israel Institute of Technology.


MR. RONEN ZAVLIK, 43, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services, to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma'ariv Holdings Ltd, Extra Plastic Ltd. Israel Land Development Malls and Shopping Centers Ltd and Israel Land Development Company Hotels Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.


DR. YAEL ILAN, 55, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.


PROF. ADI RAVEH, 56, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he served as an external director at Clal Insurance Company Ltd. Since 2002 he has served as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim - a Portfolio Management company - part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

MR. NEHEMIA KAUFMAN, 55, has provided CFO services to the Company since September 2002. Before then, from May 2002, he served as a consultant and CFO of the Company's subsidiary, BOScom Ltd. Mr. Kaufman is currently the Managing Director of Mocha Global Managerial Services Ltd. From 1999 to 2002 he co-founded and served as CFO of Trellis Photonics Ltd., from 1997 to 1999 Mr. Kaufman was self-employed as a CFO service provider, from 1995 to 1997 he served as CFO of Computer Direct Ltd. (TASE: CMDR), and from 1993 through 1995 he served as CFO of Rogosin Enterprises Ltd. (TASE: ROGO). Mr. Kaufman holds an MBA degree from the Hebrew University in Jerusalem (graduated with distinction) and a BA degree in Economics and Business Administration from Haifa University.


6B.  BOARD COMPENSATION


The directors who are not executive officers are paid a fee for their services as directors to the extent that such fees are approved by a general meeting of our shareholders. Until February 18, 2003, only the Company's external directors were paid for their service on the Company's Board of Directors and its committees. As resolved by the shareholders, the external directors are compensated according to the maximum rate permitted (now and in the future) by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $5,520, and a participation fee in meetings of approximately $290. On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants1, including directors appointed in the future, at the same rate the external directors of the Company are paid. With respect to two incumbent directors, the shareholders' resolution provides that the compensation be paid retroactively since their appointment in June 2002. On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan. Additionally, the Company's directors are granted options (see "Share Ownership" ahead, and "Related Party Transactions" under
Item 7). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.


The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2003:

--------

     1 However, the audit committee and the Board of Directors have approved, subject to shareholder approval at the upcoming annual meeting of shareholders, that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company - see Item 7B), and therefore not eligible for remuneration according to the current shareholder resolution. Additionally, in November 2003 the audit committee and the Board of Directors approved a consulting agreement between Mr. Zvi Greengold and the Company's subsidiary, BOScom Ltd. (see Item 7B), and that the consulting fee shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as all directors who are non employees/consultants of the Company). For the avoidance of doubt, the shareholders shall be requested to ratify this resolution at the upcoming annual meeting.


                                       Salaries, Directors' Fees,
                                       Service Fees2, Commissions       Pension, Retirement and
                                       and Bonuses                      Similar Benefits
                                        --------                        --------
All directors and officers as a
group (then 13 persons)                 $370,000                        $ 45,000



Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.


6C.  BOARD PRACTICES


Our Board of Directors is currently comprised of eleven directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Companies Law 1999, serve for three years. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.


Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as "external directors". No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).


In addition, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or interfere with the person's ability to serve as an external director or if the person is a member or employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.


External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company's board of directors that has the authority to exercise powers of the board of directors is required to include at least one external director and its audit committee must include all external directors.


----------

     2 We receive CFO services from Mocha Global Managerial Services Ltd., and the services are provided by Mr. Nehemia Kaufman. From January 1, 2004 we receive managerial/CEO services from Signum Ltd., and the services are provided by Mr. Adiv Baruch.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.


Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.


Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director, up to a maximum period of one month, if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her and shall be subject to all of the provisions of the Articles of Association and the Companies Law. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director's term, removal of the alternate at an annual general meeting, the bankruptcy of the alternate, the conviction of the alternate for an offense under Section 232 of the Companies Law, the legal incapacitation of the alternate, the removal of the alternate by court order or the resignation of the alternate. Currently, one alternate director has been appointed - Mr. Avishai Gluck has appointed Mr. Erez Miller as his alternate for the period of May 30, 2004 thru June 23, 2004, while Mr. Gluck is on military reserve duty.


Officers serve at the discretion of the Board or until their successors are appointed.


According to the provisions of our Articles of Association and the Companies Law, the board of directors convenes in accordance with the Company's requirements, and at least once every three months. In practice, the board of directors convenes more often.

AUDIT COMMITTEE:

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company's business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least In order to comply with the Sarbanes-Oxley Act of 2002, the Board of Directors has expanded the role of the Company's Audit Committee to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee must meet at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company's external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company's external and internal auditors must also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company's external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company's financial statements, as and when it deems it appropriate to do so.

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company's external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company's Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors, however, the Board of Directors recently delegated its authority to the audit committee, so that a second discussion by the Board of Directors shall not be necessary.


In 2003 the Company adopted an Audit Committee Charter which sets forth the responsibilities of the committee.


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


6D.  EMPLOYEES


As of December 31, 2003, we employed 57 employees worldwide, including those in our subsidiaries. Of the 57 employees, 55 are based in our facility in Israel (employed by us or BOScom), including 10 employees in administration and finance, 5 employees in marketing and sales, 26 employees in engineering, research and development, 6 employees in technical support, and 8 employees in manufacturing. We have 1 employee in the U.S. and 1 in the U.K. As of December 31, 2002 we employed 104 employees worldwide. As of December 31, 2001, we employed 181 employees worldwide. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or strike.


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

6E.  SHARE OWNERSHIP


As of May 16, 2004, our directors and officers as a group, now consisting of 12 persons, hold an aggregate of 321,332 ordinary shares. We have also granted our officers and directors options to purchase 221,250 ordinary shares under our Stock Option Plans3. Of these options, none have been exercised until now and 168,750 had vested as of May 15, 2004.


The only directors or officers who hold shares are:

     o Mr. Israel Gal (Director) holds 321,332 ordinary shares, amounting to 7.7% of the Company's outstanding shares4.

     o    Mr. Yair Shamir has indirect holdings of less than 1%.


The options granted to directors or officers who are serving as of the date of this report are outlined below:


Name                          No. of options    Terms
----                          --------------    -----
Israel Gal5                   18,750            1.  All vested.
                                                2.  Exercisable - until November 10, 2004.
                                                3.  Exercise price -$18.00



Israel Gal                    75,000            1.  All vested.
                                                2.  Exercisable - until April 17, 2006.
                                                3.  Exercise price -$28.00



Each of6:                      7,500            1.  2,500 vesting August 31, 2004;
Zvi Greengold7, Eli                                 2,500 vesting August 31, 2005;
Ben-Mayor, Yair Shamir,                             2,500 vesting August 31, 2006.
Ronen Zavlik, Yael Ilan,                        2.  Exercisable - until August 31, 2008.
Adi Raveh                                       3.  Exercise price -$1.84.

----------

     3 Does not include 7,500 options granted to Avishai Gluck, an executive of Catalyst Investments, serving on the Company's Board of Directors, which have been transferred to Catalyst (see also footnote 6), and does not include additional grants that have not yet been approved by the Company shareholders.


     4 Does not include indirect ownership of 244,467 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include options held by Mr. Gal - see table below.


     5 Does not include, the grant of 12,805 options to Mr. Gal (vesting 50% on August 31 2004, and 50% on August 31 2005, exercise price - $2, exercisable until August 31, 2013), that was approved by the Board of Directors in August 2003 and is subject to shareholder approval at the upcoming annual general meeting.

     6 Additionally, 7,500 options under the same vesting and exercise price terms, have been granted to an executive of Catalyst Investments, Avishai Gluck, serving on the Company's Board of Directors. The Audit Committee and the Board of Directors have resolved, subject to shareholder approval and retroactive from August 2003, that if executives of Catalyst on the Company's Board of Directors (currently: Edouard Cukierman and Avishai Gluck), transfer their right to be granted options, to Catalyst (the audit committee and Board of Directors have approved such transfer), then for purposes of vesting and exercise terms of the options, the holding period of a successor Catalyst executive on the Company's Board will be tacked to that of his predecessor, provided that the service

Andrea Mandel-Mantello         7,500            1.  2,500 vesting November 16, 2004;
                                                    2,500 vesting November 16, 2005;
                                                    2,500 vesting November 16, 2006.
                                                2.  Exercisable - until November 16, 2008.
                                                3.  Exercise price -$1.84.


Nehemia Kaufman8              75,000            1.  All vested.
                                                2.  Exercisable - until June 26, 2011.
                                                3.  Exercise Price - $4.00



On February 18, 2003 the Company's shareholders approved the grant of 7,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84 (pre-split price of $0.46 - the closing price of the shares on the Nasdaq National Market on the date of approval by the shareholders); the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant. As the share price has fluctuated over the past year, the Board of Directors has resolved to bring before the annual shareholders meeting to be held in the summer of 2004, a proposal that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding their appointment.


Additionally, the audit committee and the Board of Directors have approved, subject to shareholder approval at the upcoming annual meeting of shareholders:


(a) that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options under the same terms as all other directors (with a grant date of August 31, 2003), despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company), and therefore not eligible for options according to the current shareholder resolution.


(b) the grant of options to purchase 216,282 ordinary shares of the Company (equal to five percent (5%) of the Company's issued and outstanding share capital, on a fully diluted and as converted basis, on November 23, 2003), to Signum Ltd., the management services provider to the Company (exclusively through Adiv Baruch who serves in the capacity of President and Chief Executive Officer of the Company). The options shall vest and become exercisable in 36 equal monthly installments (fractions shall be rounded up) at the end of each month following the date of grant and shall be exercisable at any time during a period of ten years from the date of adoption of the Company's stock option plan (22.5.2013). The exercise price shall be $3 per ordinary share. Notwithstanding the foregoing, all options shall immediately vest and become exercisable upon
(a) the occurrence of a merger, reorganization, or sale of the Company or a sale all or substantially all of the Company's shares or assets or (b) upon the termination by the Company of the management agreement other than for Cause (as defined in the management agreement), provided however that no such immediate vesting shall occur in the event of termination due to failure of Adiv Baruch to reach the annual goals set by the Company's Board of Directors.

--------------------------------------------------------------------------------

on the Board is consecutive. As of the date of this report, one Catalyst executive, Avishai Gluck, who was granted options on February 5, 2004, has transferred his options to Catalyst. In the event shareholder approval is received, the grant date of the options that were transferred to Catalyst by Avishai Gluck, will be August 31, 2003 (and not February 5, 2004), as Avishai Gluck replaced Boaz Harel, another Catalyst executive, on the Company's Board of Directors, and Boaz Harel was granted options on August 31, 2003.


     7 In November 2003 the audit committee and the Board of Directors approved a consulting agreement between Mr. Zvi Greengold and the Company's subsidiary, BOScom Ltd. (see Item 7B), and that the consulting fee shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as all directors who are non employees/consultants of the Company). For the avoidance of doubt, the shareholders shall be requested to ratify this resolution at the upcoming annual meeting.

     8 Additional terms of these options include certain restrictions on the sale of most of the shares derived from the exercise of the options.

SHARE OPTION PLANS

The purpose of the Share Option Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in the company. In addition, the Incentive Stock Options (ISO)/ Restricted Stock Option (RSO) Plan is designed to afford qualified optionees certain tax benefits available under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The Share Option Plans will expire 10 years after their adoption, unless terminated earlier by the Board of Directors.


The Share Option Plans are administered by the Board of Directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase (in the case of the Section 102 Plan).


Under the Share Option Plans, the terms and conditions under which options or rights to purchase (in the case of the Section 102 Plan) are granted and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the Share Option Plans. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.


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


Due to a tax reform in Israel, after January 1, 2003 the Company may not grant options pursuant to an "old" Section 102 Plan. Therefore, the Company may not grant any more options pursuant to the 2000 and 1995 Plans described below. Previous grants under these Plans remain unaffected


2003 PLAN


In May 2003 the Company's shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. The Board of Directors has resolved that no further grants shall be made from the existing plans (which, as of December 31, 2003, had in the aggregate 337,902 options left for issuance from the existing option pools previously approved by the shareholders). The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. Pursuant to an election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee's marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election in the year 2005.

As of December 31, 2003, we had 203,076 options outstanding under this plan, 135,576 at an exercise price of $2.00 per share, and 67,500 at an exercise price of $1.84 per share. None were vested as of December 31, 2003.

2001 PLAN

In March 2002, the Company's shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company's employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of December 31, 2003, we had 104,418 options outstanding under this plan, 75,000 at an exercise price of $4.00 per share and 29,418 at an exercise price of $6.80 per share. Of these options, 60,668 were vested as of December 31, 2003.

2000 PLAN

In April 2001, the Company's shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of December 31, 2003, we had 55,075 options outstanding under this plan, 45,325 at an exercise price of $28.00 per share and 9,750 at an exercise price of $6.80 per share. Of these options, 51,825 were vested as of December 31, 2003.

1999 PLAN

In November 1999, the Company's shareholders approved the adoption of the 1999 Stock Option Plan (incentive and restricted stock options). The 1999 plan has 193,750 ordinary shares reserved in its favor. As of December 31, 2003, 44,257 of the options granted under this plan had been exercised, and there were 32,500 more options outstanding at an exercise price of $18.00 per share all of which had vested as of 31.12.2003.

1995 PLANS

In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the "ISO/RSO Plan"), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the "Section 102 Plan" and together with the ISO/RSO Plan, the "Share Option Plans").


The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. As of December 31, 2003, 22,300 of the options granted under this plan had been exercised, and there were 13,488 more options outstanding, 8,038 at an exercise price of $17.00 per share, and 5,450 at an exercise price of $18.00 per share. All of the outstanding options had vested as of December 31, 2003.

1994 PLAN

In 1994, we adopted a plan for the grant of options to purchase 50,000 ordinary shares to our employees. As of December 31, 2003, 28,615 of the options granted under this plan had been exercised, and there were 17,695 more options outstanding, 3,695 at an exercise price of $10.60 and 14,000 at an exercise price of $14.00. All of the outstanding options had vested as of December 31, 2003.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


7A.  MAJOR SHAREHOLDERS


We are not directly or indirectly owned or controlled by another corporation or by any foreign government.


The following table presents, to the best of our knowledge, certain information as of May 16, 2004 with respect to each shareholder known to the Company to be the beneficial owner of more than 5% of our outstanding ordinary shares. Except where indicated, we believe, based on information provided by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares (subject to community property laws, where applicable). Applicable percentage ownership in the following table is based on 4,167,509 shares outstanding (out of which 5,338 are dormant shares) as of May 16, 2004.


                                                Shares Beneficially Owned
Name and Address                                Number            Percent
----------------                                -------           ----
Catalyst Fund, LP(1)                            947,275           22.7%
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel

Mr. Israel Gal (2)                              321,332            7.7%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel

Ms. Yael Gal (3)                                244,467            5.9%
C/o B.O.S. Better OnLine Solutions Ltd.
100 Bos Drive
Teradion 20197, Israel

M. Wertheim Holdings, Ltd.                      279,958            6.7%
Twin Towers 2, 35 Zabotinski Street
Ramat-Gan, Israel

Hillswood Holdings Limited                      310,119            7.4%
C/o Credit Suise Trust Limited
Guernsey Office
P.O. Box 122, Helvetia Court
South Esplanade, St. Peter Port
Guernsey, GY1 4EE Channel Islands

Officers and directors as a group (4)           321,332            7.7%


(1) Does not include options to purchase 7,500 ordinary shares that were transferred to Catalyst by their executive on the Company's Board of Directors (see Item 6E).


(2) Does not include indirect ownership of 244,467 ordinary shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include options held by Mr. Gal (see Item 6E).


(3) Does not include indirect ownership of 321,332 ordinary shares owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership.

(4) Does not include indirect ownership of 244,467 ordinary shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership. Does not include 221,250 options to purchase ordinary shares of the Company granted and currently held by Officers and/or Directors of the Company.



Of the major shareholders, to the best of our knowledge, only the holdings of M. Wertheim Holdings Ltd. changed over the last three years (all figures adjusted to represent the 1:4 reverse-split effected May 29, 2003): as of December 31, 2001 - 147,627 ordinary shares, as of December 31, 2002 until today - 279,958 ordinary shares. Hillswood Holdings Limited became a shareholder only in December 2003.


The shareholders' holdings reflect their voting rights. The Company's major shareholders do not have different voting rights than other shareholders, with respect to their shares.


As of May 16, 2004, there were 37 record holders of ordinary shares, of which 18 were registered with addresses in the United States, representing approximately 49% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.


7B.  RELATED PARTY TRANSACTIONS


GRANT OF OPTIONS TO THE COMPANY'S NON-EMPLOYEE/CONSULTING DIRECTORS


On February 18, 2003, the Company's shareholders approved the issuance of a one-time grant of 7,500 options to purchase ordinary shares of the Company, under one of the Company's Stock Option Plans (at the discretion of the Board of Directors) to all then current Company directors (including the external directors) and any future first-time directors who are not employees or paid consultants of the Company9.


The terms and conditions of the grant are as follows:

(a) Exercise Price of each option - $1.84 ($0.46 pre-split -the closing price of the Company's Shares on the Nasdaq National Market on the date of the approval by the shareholders)10.

(b) Option Terms - The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

(c)  Maximum Option Term - Five years from grant.

(d) Payment - Payment for ordinary shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

(e) Restrictions on Transfer of Plan Shares - Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder's death or disability.

----------

     9 At this time, the incumbent directors who have been granted options pursuant to this resolution include: Messrs. Zvi Greengold, Eli Ben-Mayor, Yair Shamir, Ronen Zavlik, Avishai Gluck, Andrea Mandel-Mantello, Prof. Adi Raveh and Dr. Yael Ilan. Edouard Cukierman shall be entitled to options, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd., a service provider to the Company, if so approved at the upcoming shareholders meeting (see Item 6E). Avishai Gluck has transferred his options to Catalyst, after having received audit committee approval.


     10 As the share price has fluctuated over the past year, the Board of Directors has resolved to bring before the annual shareholders meeting to be held in the summer of 2004, a proposal that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding their appointment.

REMUNERATION OF THE COMPANY'S NON-EMPLOYEE/CONSULTING DIRECTORS


On February 18, 2003, the Company's shareholders approved the remuneration of the directors of the Company (including directors appointed in the future) who are not employees or paid consultants of the Company11, at the same rate the external directors of the Company are paid, and with respect to Messrs. Greengold and Ben-Mayor, the remuneration shall be paid retroactively since the date of their appointment to the Board of Directors in June 2002. At the annual general meeting held on March 13, 2002, the shareholders resolved to remunerate the external directors according to the maximum rate permitted now and in the future by Israeli law and regulations. The current rates for companies the size of ours, are an annual fee of approximately $5520, and a participation fee in meetings of approximately $290. On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan.


INDEMNITY UNDERTAKINGS BY THE COMPANY TO ITS DIRECTORS AND OFFICERS


On February 18, 2003, the Company's shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000 (two and a half million dollars).


SETTLEMENT AGREEMENT BETWEEN THE COMPANY, CATALYST INVESTMENTS L.P, AND CERTAIN SHAREHOLDERS


In January 2003, the Company's Board of Directors approved the transaction with Catalyst Investments, L.P. ("Catalyst" and the "Transaction"), pursuant to which Catalyst was issued Company shares, in exchange for the sale of most of its Surf shares to the Company (see also Item 4A). Shortly thereafter, certain shareholders filed suit against the Company demanding that a shareholders meeting be convened and requesting a declaratory judgment that the transaction is subject to shareholder approval. The court issued a temporary restraining order, EX PARTE, prohibiting the Company from signing the transaction agreements and closing the deal, and scheduled a hearing in the presence of all parties. The Company's position was that the shareholders lack voting authority with regard to the Transaction.


----------

     11 Edouard Cukierman shall also be entitled to such remuneration, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd., a service provider to the Company, if so approved at the upcoming shareholders meeting (see Item 6E). Additionally, the audit committee and the Board of Directors approved a consulting agreement between Mr. Zvi Greengold and the Company's subsidiary, BOScom Ltd., and that the consulting fee shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as all directors who are non employees/consultants of the Company). For the avoidance of doubt, the shareholders shall be requested to ratify this resolution at the upcoming annual meeting.

In February 2003, a settlement agreement reached between the parties provided for the dismissal of the lawsuit, so that the Transaction will be executed without the need for shareholder approval. Under the settlement agreement, Catalyst is prohibited, until February 1, 2005, from entering into a voting agreement of any kind, with other shareholders of the Company, unless some of the plaintiff shareholders enter into voting agreements of their own. Catalyst also represented that it purchased the Company shares for investment purposes and undertook to not sell its shares until February 1, 2006, subject to certain agreed-upon exceptions. The settlement agreement also provided Catalyst with the same registration rights with regard to the purchased shares, as some of the plaintiff shareholders received when they invested in the Company in May 2000. Furthermore, all parties waived claims against each other and against the directors of the Company, with regard to the Transaction, as well as any claims against Orwer Ltd. and/or Mr. Aviram Wertheim, with relation to the private placement between the Company and Orwer Ltd., which did not take place despite the authorization given by the shareholders in March 2002.


SERVICES AGREEMENT WITH CUKIERMAN & Co. INVESTMENT HOUSE LTD.


The Company's audit committee and Board of Directors have approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of our Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice.


CONSULTING AGREEMENT BETWEEN BOSCOM AND ZVI GREENGOLD


The Company's audit committee and Board of Directors have approved a consulting agreement between the Company's subsidiary, BOScom Ltd. and Mr. Zvi Greengold (a director of the Company and Chairman of the Board of Directors of BOScom), effective September 1, 2003, and that the consulting fee of 4,500 NIS per month (approximately $1,000) plus applicable VAT and reimbursement of expenses, shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as do all directors who are non employees/consultants of the Company). The consulting services include accompanying management in formalization of managerial processes and providing consulting services to the CEO. The agreement may be terminated by either party for any reason by 30 day advance written notice. For the avoidance of doubt, the shareholders shall be requested to ratify this resolution at the upcoming annual meeting.


MANAGEMENT AGREEMENT WITH SIGNUM LTD.


The Company's audit committee and Board of Directors have approved, subject to shareholder approval, an agreement with Signum Ltd. to provide management services to the Company (exclusively through Adiv Baruch who serves in the capacity of President and Chief Executive Officer of the Company), effective January 1, 2004. Signum is entitled to a monthly gross management fee of NIS 79,698, (approximately $18,000) plus Value Added Tax, based on a NIS - US Dollar exchange rate of NIS4.4 to 1 US Dollar, that shall be adjusted at the beginning of every calendar quarter in accordance with the NIS - US Dollar exchange rate on the last day of the previous quarter. In connection with the preparation by the Board of Directors of the annual work plan and budget of the Company, the Board of Directors shall annually establish an annual bonus to be paid to Signum provided that Signum shall have satisfied or exceeded the goals or milestones established by the Board of Directors for the respective year.

Additionally, Signum shall be granted options to purchase 216,282 ordinary shares of the Company (equal to five percent (5%) of the Company's issued and outstanding share capital, on a fully diluted and as converted basis, on November 23, 2003). The options shall vest and become exercisable in 36 equal monthly installments (fractions shall be rounded up) at the end of each month following the date of grant and shall be exercisable at any time during a period of ten years from the date of adoption of the Company's stock option plan (22.5.2013). The exercise price shall be $3 per ordinary share. Notwithstanding the foregoing, all options shall immediately vest and become exercisable upon
(a) the occurrence of a merger, reorganization, or sale of the Company or a sale all or substantially all of the Company's shares or assets or (b) upon the termination by the Company of the management agreement other than for Cause (as defined in the agreement), provided however that no such immediate vesting shall occur in the event of termination due to failure of Adiv Baruch to reach the annual goals set by the Company's Board of Directors.


Furthermore, pursuant to the agreement, Signum will have PRO RATA preemptive rights (taking into account all of the ordinary shares as if the options had vested and Signum had exercised all such options) with regard to future issuance of securities of the Company, under certain terms and conditions.


ASSIGNMENT OF VOTING RIGHTS TO MR. YAIR SHAMIR


On February 5, 2004 the audit committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who is a director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (se
Item 4A), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf's shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst.



7C.  INTERESTS OF EXPERTS AND COUNSEL


Not applicable.

ITEM 8: FINANCIAL INFORMATION.


8A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18.


SALES OUTSIDE ISRAEL


The total amount of export sales of the Company has been as follows:


2003- $4,173,000 (totaling 73% of all revenues); 2002 - $7,147,000 (totaling 76%
of all revenues); 2001 - $4,787,000 (totaling 79% of all revenues);


LEGAL PROCEEDINGS


In 2001, our US subsidiary, PacInfoSystems acquired 100% of Dean Tech. The effective date of the acquisition was January 1, 2001. The total purchase price, including acquisition costs, consisted of $275,000 in cash plus Dean Tech's total amount of cash and accounts receivables, less accounts payable, and plus payments to the sellers of certain annual earn-out payments until April 15, 2004. During the second quarter of 2002, the sellers of Dean Tech disputed the financial audit and earnings calculations of Dean Tech for the year ended 2001, which directly affected their earn-out payment for that year. Their dispute was submitted to the American Arbitration Association ("AAA") and contained a claim for an earn-out payment in the amount of $900,000 against PacInfoSystems. In October 2002, the AAA resolved that PacInfoSystems should pay the sellers of Dean Tech $618,000 plus $29,000 arbitration costs. In July 2003 BOS entered into an Agreement and Assignment of the AAA Judgment with the sellers of Dean Tech, and negotiated a final payment of $324,000, made by BOS to the sellers of Dean Tech


PacInfoSystems is responsible for collecting sales taxes on sales of products to customers in various states. Between 1999 and 2001 PacInfoSystems had not remitted collected sales taxes to several states on a timely basis. As of December 31, 2001, the financial statements included a liability for taxes, interest and estimated penalties amounting to $1,392,000. During 2002, PacInfoSystems paid its unpaid sales taxes according to certain amnesties with state authorities in the amount of $772,000. As a result, PacInfoSystems reversed the provision for interests and penalties in the amount of $568,000. During year 2003 the Company reached a final settlement with the tax authorities, which resulted in additional sales tax expenses in year 2003 in the amount of $28,000. As of December 31, 2003 there is no sales tax debt.


In July 2002, Operate Lease, Ltd., a company from which the Company leased cars for its employees, claimed that the Company's termination notice of the leasing agreement in March 2002 constituted a breach of the agreement and Operate Lease demanded compensation in the amount of NIS 1,278,968 (the nominal sum of the claim is equivalent to approximately $292,000, as of December 31, 2003). The Company denied the claim and to date, no legal proceeding has been filed. The Company does not believe that the chances of Operate Lease prevailing and recovering a significant amount, are high, and therefore no provision was recorded.

On the basis of an audit conducted by the Office of the Chief Scientist in October 2002, the Company was required to pay royalties in the sum of $473,200 for the years 1991-1999 (in excess of royalties already paid for this period). The Company paid $23,367 and appealed with respect of the remainder of the sum claimed. In July 2003 the company entered into an agreement with the Chief Scientist pursuant to which the required royalties for the years 1991-1999 were reduced from $473,200 to $247,000. The Company has recorded a provision for the reduced amount.


DIVIDEND POLICY


We intend to reinvest our earnings and therefore do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at the time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli statutory standards. Any dividends paid out of Approved Enterprise earnings (i.e. tax exempt income) will be liable to tax. As we do not intend to distribute these earnings, no provision has been made for this additional tax in our Financial Statements.


8B.  SIGNIFICANT CHANGES


Not applicable.


ITEM 9: THE OFFER AND LISTING.


9A.  OFFER AND LISTING DETAILS


Our ordinary shares are traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, as quoted on the NASDAQ Small Capitalization Market under the symbol "BOSC" and "BOSCW," respectively. In September 2000, our shares started to be traded on the NASDAQ National Market. In January 2002, our shares began trading, as well, on the Tel-Aviv Stock Exchange, under the symbol "BOS", pursuant to the dual-listing regulations of the Israeli Securities Authority.


Prices set forth below are high and low reported closing sale prices for our ordinary shares and warrants of the Company, as reported by NASDAQ for the period indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected May 29, 2003.



                                          Ordinary Shares                Warrants
                                        --------------------         ------------------
Period                                  High          Low           High           Low
 1999         Annual                    34.76          6.52          8.88          0.20

 2000         Annual                    71.24         10.36         40.00*         4.56*

 2001         Annual                    16.68          3.64

 2002         Annual                     7.92          2.40
              First Quarter              7.92          5.56
              Second Quarter             6.56          2.96
              Third Quarter              4.40          2.80
              Fourth Quarter             3.76          2.40

 2003         Annual                     3.97          1.67
              First Quarter              1.96          1.92
              Second Quarter             2.40          1.99
              Third Quarter              1.90          1.67
              Fourth Quarter             3.97          2.60

 2003         December                   3.49          2.72
 2004         January                    3.10          2.87
              February                   2.91          2.31
              March                      4.00          2.46
              April                      3.25          2.53
              May                        2.69          1.77


(*) The warrants expired and ceased to be traded on April 2, 2000.

9B.  PLAN OF DISTRIBUTION


Not applicable.


9C.  MARKETS


Our securities are traded on the NASDAQ Stock Exchange (symbol "BOSC") and the Tel-Aviv Stock Exchange (symbol "BOS").


9D.  SELLING SHAREHOLDERS


Not applicable.


9E.  DILUTION


Not applicable.


9F.  EXPENSES OF ISSUE


Not applicable.


ITEM 10: ADDITIONAL INFORMATION.


10A. SHARE CAPITAL


Not applicable.


10B. MEMORANDUM AND ARTICLES OF ASSOCIATION


In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law, 1999.


Set forth below is a summary of certain provisions governing our share capital. This summary is not complete and should be read together with our Memorandum and Articles of Association, copies of which have been filed as exhibits to the Annual Report.


1.   OBJECTS OF THE COMPANY:


The company's objects and purposes are outlined in the Memorandum of Association. These objects include: the development of sophisticated interfaces for IBM mainframe computers; the export of hi-tech products to Europe and the USA; and research, development and manufacture of products in the sphere of communication networks. The Company's Articles of Association (Article 2) allow it to engage in any legal business.

2.   PROVISIONS RELATED TO THE DIRECTORS OF THE COMPANY:

(a) Approval of Certain Transactions under the Companies Law:

We are subject to the provisions of the Israeli Companies Law 1999, which became effective on February 1, 2000.


The Companies Law codifies the fiduciary duties that an Office Holder has to the Company. An "Office Holder" is defined in the Companies Law as any Director, General Manager or any other Manager directly subordinate to the General Manager and any other person with similar responsibilities.


An Office Holder's fiduciary duties consist of a Duty of Loyalty and a Duty of Care.


The Duty of Loyalty includes: the avoidance of any conflict of interest between the Office Holder's position in the company and his personal affairs; the avoidance of any competition with the company; the avoidance of any exploitation of any business opportunity of the Company in order to receive personal advantage for himself or others; and a duty to reveal to the Company any documents or information relating to the Company's affairs that the Office Holder has received due to his position.


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


The Companies Law requires that an Office Holder of a company promptly disclose to the company's Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company's Board of Directors which discusses the particular transaction. An Office Holder is deemed to have a "personal interest" if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An "Extraordinary Transaction" is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.


In the case of a transaction that is not an Extraordinary Transaction, after the office holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company's interests. In the case of an Extraordinary Transaction, the company's Audit Committee and the Board of Directors, and, under certain circumstances, the shareholders of the company must approve the transaction, in addition to any approval stipulated by the Articles of Association. An Office Holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at this meeting or vote on this matter, unless a majority of the members of the Board of Directors or Audit Committee, respectively, have a personal interest in the matter, in which case they may all be present and vote, after which the matter must be approved by the shareholders of the Company.

(b) Borrowing powers exercisable by the Directors are not specifically outlined in the Company's Articles of Association, however, according to Article 15: "Any power of the Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the Board of Directors".


(c) The Company's Articles of Association do not contain provisions regarding the retirement of directors under an age limit requirement, nor do they contain a provision requiring a Director to hold any Company shares in order to qualify as a Director.


For further reference to the Articles of Association regarding the Company's directors, see Item 6.


3. WITH REGARD TO THE RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO THE SHARES, THE COMPANY'S ARTICLES OF ASSOCIATION PROVIDE THE FOLLOWING:


(a),(c),(d): Dividends, Rights to Share in the Company's Profits and Rights to Share in any Surplus upon Liquidation


All holders of paid-up ordinary shares of the Company have an equal right to participate in the distribution of (i) dividends, whether by cash or by bonus shares; (ii) Company assets; and (iii) the Company's surplus assets upon winding up, all pro rata to the nominal value of the shares held by them (Articles 4.2.2, 4.2.3 and 7.3).


The Board of Directors is the organ authorized to decide upon the distribution of dividends and bonus shares (Article 26). The shareholders who are entitled to a dividend are the shareholders on the date of the resolution for the dividend or on a later date if another date is specified in the resolution on the dividend's distribution. If the Board of Directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders' register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend's declaration is listed in the shareholders' register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share. For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the Board of Directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

(b) Voting Rights

All holders of paid-up ordinary shares of the Company have an equal right to participate in and vote at the Company's general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or the Company's Articles of Association (Article 14.3).


Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a period of 3 years under the Israeli Companies Law, 1999. The Articles do not provide for cumulative voting.

(e) Redemption

The Company may, subject to any applicable law, issue redeemable securities on such terms as determined by the Board of Directors, provided that the general meeting of shareholders approves the Board of Director's recommendation and the terms determined (Article 27).

(g) Capital Calls by the Company

The Board of Directors may only make calls for payment upon shareholders in respect of monies not yet paid for shares held by them (Article 7.2).

(h) Discrimination

No provision in the Company's Articles of Association discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares.


4.   MODIFICATION OF RIGHTS OF HOLDERS OF STOCK


The general meeting of shareholders may resolve to create new shares of an existing class or of a new class with special rights and/or restrictions (Article 9.1).


So long as not otherwise provided in the shares' issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders. The provisions of the Company's Articles of Association regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares (Article 10.1). The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares' issue terms (Article 10.2).


The above mentioned conditions are not more onerous than is required by law.


5.   ANNUAL GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS


General meetings shall be convened at least once a year at such place and time as determined by the Board of Directors but no later than 15 months from the last general meeting. Such general meetings shall be called "annual meetings". The Company's other meetings shall be called "special meetings" (Article 12.1). The annual meeting's agenda shall include a discussion of the Board of Directors' reports and the financial statements as required at law. The annual meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company's annual general meeting, pursuant to these articles or the Law, as well as any other matter determined by the Board of Directors (Article 12.2).


The Board of Directors may convene a special meeting pursuant to its resolution and it must convene a general meeting if it receives a written requisition from any one of the following (hereinafter referred to as "requisition") (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company (Article 12.3). A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company's registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the meeting (Article 12.4). Where the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted to it, for a date that shall be specified in the invitation and subject to the law (Article 12.5).

Notice to the Company's members regarding the convening of a general meeting shall be sent to all the shareholders listed in the Company's shareholders' register at least 21 days prior to the meeting and shall be published in other ways insofar as required by the law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote. The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting (Article 12.6).


The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the Board of Directors in the resolution to convene the meeting, and subject to the law (Article 14.1).


No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion's commencement. A quorum is the presence of at least two shareholders holding at least 25% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting's commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as "the adjourned meeting") (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.


The Articles of Association provide that all shareholder resolutions shall be passed by an ordinary (simple) majority of the votes cast, unless another majority is specified in the Companies Law or in the Articles (Article 14.3).


6.   LIMITATIONS ON THE RIGHTS TO OWN SECURITIES


There are no limitations on the rights to own the Company's securities, including the rights of non-residents or foreign shareholders to do so.


7.   CHANGE OF CONTROL


Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.


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

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company's shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.


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


There are no limitations on the Company's ability to import and export capital.


10E. TAXATION


The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting the Company.


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

ISRAELI TAX CONSIDERATIONS


On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income. The tax reform also substantially changes the taxation of capital gains.


GENERAL CORPORATE TAX STRUCTURE


Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However in the Company's case, the rate is currently effectively reduced, as described below.


TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959.


The Company's facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.


The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.


Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of 10-25% (subject to the percentage of the foreign shareholders holding in the company), rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from completion of the investment under the approved plan (commencement of production) or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A Foreign Investors Company ("FIC"), as defined in the Investment Law, may enjoy benefits for a period of up to 10 years, or 12 years if it complies with certain export criteria stipulated in the Investment Law.


A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.


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

In our fourth program, we have elected to participate in the "alternative benefit program". Income derived from "alternative benefit program" which began in 1997 is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise. The tax benefit period for this program will expire through 2010.The fourth plan was extended until 2001.


During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company, were transferred to BOScom.


Since 2002, we elected not to participate in any approved enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the 36% corporate tax rate.


Our subsidiary, BOScom, also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Accordingly, income derived from BOScom's investment program, which commenced operations in 1997 is exempt from income tax for a period of ten years commencing from the first year in which taxable income is generated.


In 2002, BOScom applied for a second program in the "alternative benefits route". Currently, the application has not yet been approved.


The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company (or BOScom) will be required to pay corporate tax at the reduced corporate tax rate applicable to such profits between 10% and 25%. In addition, dividends from approved enterprises are generally taxable at the reduced rate of 15% if distributed during the tax exemption period or within 12 years thereafter (this time limit does not apply to an FIC). Tax must be withheld at source, regardless of whether the dividend is converted into foreign currency. The Company currently intends to reinvest the amounts of tax-exempt income and not to distribute such income as dividends.


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


Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. In January 2002, subsequent to the Company's restructure transforming it into a holding company by transferring its industrial operations to its wholly-owned subsidiary, BOScom, the Company disqualified from being an "Industrial Company" and therefore the benefits described above are not available since then.


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


There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed, inflation resistant, assets and non-fixed (soft) assets. Where a company's equity, as defined in law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.


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


CAPITAL GAINS TAX ON SALES OF ORDINARY SHARES


Israeli law generally imposes a capital gains tax on the sale of securities and other capital assets, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of a non-resident provides otherwise. Until the Israeli tax reform that became effective on January 1, 2003, sales by both residents and non-residents of Israel (other than certain Israeli corporations) of securities of Israeli companies that qualified as "Industrial Companies" or Industrial Holding Companies" on recognized stock exchanges outside of Israel were exempt from the capital gains tax. This exemption did not apply to dealers in securities in Israel and persons subject to Inflationary Adjustments Law who were taxed at regular tax rates applicable to business income. Subsequent to the disqualification of the Company as an "Industrial Company" since January 2002, a sale of shares on the Nasdaq National Market by the Company's Israeli shareholders was not tax exempt under paragraph 4a of the Regulation for "Exemption of Capital Gain Incurred in a Sale of Shares" (1981) (the "Regulation"). However, since January 2002, the Company registered its shares for trade in the Tel Aviv Stock Exchange (TASE). Accordingly, sales (other than by certain Israeli corporations) of securities of Israeli companies were subject to tax exemption throughout the year 2002, if sold on the TASE. However, the tax reform of January 2003 repealed these exemptions and now imposes a 15% capital gains tax on Israeli resident individuals, in respect of gains derived after January 1, 2003 from the sale of shares of an Israel company on the TASE or a recognized stock exchange outside Israel, and the status of an Industrial Company is no longer relevant. The 15% tax rate does not apply to dealers in securities, persons subject to Inflationary Adjustments Law, and shareholders who acquired their shares prior to an initial public offering. This tax does not affect non-residents who are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a recognized stock exchange, provided such shareholders did not acquire their shares prior to an initial public offering.

THE US-ISRAEL TAX TREATY


Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations specified in the treaty. The United States-Israel Tax Treaty does not relate to United States state or local taxes.


TAXATION OF NON-RESIDENT HOLDERS OF ORDINARY SHARES

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25%, (or 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting shares during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

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


UNITED STATES FEDERAL INCOME TAXES


The following general discussion sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, financial institutions or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company's outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the dollar, or (g) any aspect of state, local or non-United States tax law.



THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.



DIVIDENDS PAID ON THE ORDINARY SHARES


Distributions paid on ordinary shares (including any Israeli taxes withheld) to a U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes). Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends-received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the shareholder's tax basis in the ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. The amount of the distribution will equal the US Dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received (or otherwise made available to the U.S. Shareholders), regardless of whether a payment in Israeli currency is actually converted to US Dollars at that time. U.S. Shareholders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Israeli currency received which is converted into US Dollars subsequent to receipt.

Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, qualified dividend income received by an individual U.S. Shareholder for taxable years beginning after December 31, 2002 and beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder's taxable income. If an individual U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a "qualified foreign corporation." A "qualified foreign corporation" includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a "qualified foreign corporation". In the event ordinary shares should not be readily tradable on an established securities market in the United States, individual U.S. Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.


CREDIT FOR ISRAELI TAXES WITHHELD


Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against a U.S. Shareholder's United States federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the ordinary shares generally will be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Israeli withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.


DISPOSITION OF THE ORDINARY SHARES


The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of ordinary shares.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS


A foreign corporation generally will be treated as a "passive foreign investment company" ("PFIC") if, after applying certain "look-through" rules, either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25% by value, of the stock of another corporation to treat a proportionate amount of assets and income as held or received directly by the foreign corporation.


The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC. However, the Company does not believe that it was a PFIC in 2003. However, there can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. Shareholder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. Shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Shareholder
(i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company's income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. Shareholders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Annual Report on Form 20-F. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a "qualified electing fund" election in the event the Company is determined to be a PFIC.

INFORMATION REPORTING AND BACK UP WITHHOLDING.


A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and "backup withholding" at a 30% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, ordinary shares. Backup withholding will apply only if a U.S.
Shareholder: (a) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder's federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.


10F. DIVIDENDS AND PAYING AGENTS


Not applicable.


10G. STATEMENT BY EXPERTS


Not applicable.


10H. DOCUMENTS ON DISPLAY


The documents concerning the Company that are referred to in the form may be inspected at the Company's office in Israel.


10I. SUBSIDIARY INFORMATION


For information relating to the Company's subsidiaries, see Item 4 - "Organizational Structure" as well as the Company's Consolidated Financial Statements (Items 8 and 18 of this form).

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.


CURRENCY EXCHANGE RATE RISK MANAGEMENT


The Company's functional currency is the US Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than US Dollar such as Israeli Shekel, UK Pound and Euro.


The excess balance of monetary assets on liabilities in non-dollar currencies in the Balance Sheet as of 31.12.03 and 31.12.02 ("Balance Sheet Exposure") is presented in the table below. The data is presented in US Dollars (in thousands):

                             DECEMBER 31, 2003               DECEMBER 31, 2002
                         ---------------------------    -----------------------------
                        ISRAELI CURRENCY (1)           ISRAELI CURRENCY (1)
                         -----------------    OTHER     ------------------      OTHER
                                            NON-DOLLAR                       NON-DOLLAR
                                            CURRENCIES                       CURRENCIES
                         LINKED(2) UNLINKED     (3)     LINKED(2)  UNLINKED      (3)
                          U.S.$      U.S.$     U.S.$      U.S.$      U.S.$      U.S.$
                         -------   -------   -------    -------    -------    -------
CURRENT ASSETS:
Cash and cash
equivalents             $      -   $   629   $    41   $      -    $   117    $   128
Accounts receivable -
trade                          -       388         2          -        250        686
Other accounts
receivable                     -        87        68          -        188        133
                         -------   -------   -------    -------    -------    -------


                        $      -   $ 1,104   $   111   $      -    $   555    $   947
                         =======   =======   =======    =======    =======    =======
CURRENT LIABILITIES:
Accounts payable -
trade                   $      -   $    41   $    16   $      -    $   947    $    76
Other accounts payable         -       406       110         29        936        518
                         -------   -------   -------    -------    -------    -------

                        $      -   $   447   $   126    $    29    $ 1,883    $   594
                         =======   =======   =======    =======    =======    =======

NET                     $      -   $ 1,551   $   (15)   $   (29)   $(1,328)   $   353
                         =======   =======   =======    =======    =======    =======


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


A material change in currency exchange rate of the NIS, Sterling or Euro compared to the US Dollar may have an effect on the Company's financial results and cash flow.


CREDIT RISK MANAGEMENT


The company sells its products and purchases products from vendors on credit terms.

Customer payment terms are based on a credit check performed in relation to every new customer, and on periodic evaluations of the prevailing terms.


Provisions are made for doubtful debts on a specific basis and, in management's opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.


The table below presents the accounts receivables balance by geographical market as of 31.12.03 and 31.12.02:



                  DECEMBER 31,
                ---------------
                 2003     2002
                ------   ------

United States   $  392   $  669

Europe          $  117   $  686

Israel          $  566   $  168
                ------   ------
                $1,075   $1,523
                ======   ======


INTEREST RATE RISK


The Company's exposure to market risk for changes in interest rates, is due to its investment of its surplus funds.


The Company has a conservative investment policy. According to this policy the Company invests in bank deposits and in high level marketable securities.


A material change in yields of the securities which the company invests in and the need of cash before the securities' maturation, may have an effect on the Company's financial results and cash flow.


A material change in interest we receive on our bank deposits, may have an effect on the Company's financial results and cash flow.


BANK RISK


The Company invests and manages the majority of its funds in two banks which are among the five largest in Israel.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.


Not applicable.

                                     PART II


ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.


Not applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.


Not applicable.

ITEM 15: CONTROLS AND PROCEDURES

The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the CEO and CFO, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company's disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company's reports.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16: [RESERVED]


ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT


The Company's board of directors has determined that Prof. Adi Raveh and Mr. Ronen Zavlik, both members of the audit committee, are "audit committee financial experts", as defined by the applicable SEC regulations.


ITEM 16B: CODE OF ETHICS


The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code may be obtained, without charge, upon a written request addressed to the Company's investor relations department.


ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES


The Company's principal accountants for the years 2002 and 2003 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.


The table below summarizes the audit and other fees paid by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2002 and 2003:


                               YEAR ENDED DECEMBER 31, 2003       YEAR ENDED DECEMBER 31, 2002
                                AMOUNT            PERCENTAGE       AMOUNT            PERCENTAGE
Audit Fees                     $ 40,000               61%         $ 62,000               51%
Audit-Related Fees (1)         $  7,650               12%           $    -                -
Tax Fees (2)                   $  8,000               12%         $ 31,000               25%
All Other Fees (3)             $  9,500               15%         $ 29,500               24%
Total                          $ 65,150              100%         $122,500              100%



(1) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2) "Tax fees" are fees for consulting services rendered by the Company's auditors with respect to employee tax services, tax benefits under the Israeli law for encouragement of investment and tax aspects of restructuring.

(3) "All Other Fees" are fees for consulting services rendered by the Company's auditors with respect to the restructuring and requests for grants from the Israeli Office of the Chief Scientist.


The Audit Committee pre-approves on an annual basis the audit and certain non-audit services provided to the Company by its auditors. Such annual pre-approval is given with respect to particular services and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Furthermore, the Audit Committee has authorized the Committee Chairman and one other Committee member to pre-approve engagements of the Company's auditors so long as the fee for each such engagement does not exceed $5,000 and so long as the engagement is notified to the Committee at its next subsequent meeting. Any services pre-approved by the Audit Committee (or by the Chairman and one other Committee member) must be permitted by applicable law.


ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES


Not yet applicable to Registrant

                                    PART III


ITEM 17: FINANCIAL STATEMENTS


Not applicable.

ITEM 18: FINANCIAL STATEMENTS


The following financial statements are filed as part of this Annual Report:

                                                     Page
                                                     ----
Report of Independent Auditors                       F-2
Consolidated Balance Sheets                          F-3 - F-4
Consolidated Statements of Operations                F-5
Statement of Changes in Shareholders' Equity         F-6
Statements of Cash Flows                             F-7 - F-8
Notes to Consolidated Financial Statements           F-9 - F-30



ITEM 19: EXHIBITS


The following exhibits are filed as part of this Annual Report:


1.1 Memorandum of Association, as amended (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 27, 2003).


1.2 Articles of Association, as amended (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 27, 2003).

4.1 Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to the Company's Current Report on Form 6-K filed on January 17, 2003).

4.2 Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant.

4.3 Share Purchase Agreement and Registration Rights Agreement, dated as of December 14, 2003, by and between Hillswood Holdings Limited and Vamos Inc. and the Registrant.

4.4 Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant.

4.5 Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004.

4.6 Securities Purchase Agreement, Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant.


8.1 List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1 Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

31.1 Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.


31.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.


32.1 Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

                                   SIGNATURES



The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                  B.O.S. Better On-Line Solutions, Ltd.


/s/ Adiv Baruch                                      /s/ Nehemia Kaufman
---------------                                      -------------------
Adiv Baruch                                          Nehemia Kaufman
President and Chief Executive Officer                Chief Financial Officer



Date: June 17, 2004

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.

                              AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                                 IN U.S. DOLLARS

                                      INDEX

                                                                    PAGE
                                                                  --------
REPORT OF INDEPENDENT AUDITORS                                       F2

CONSOLIDATED BALANCE SHEETS                                       F3 - F4

CONSOLIDATED STATEMENTS OF OPERATIONS                                F5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                        F6

CONSOLIDATED STATEMENTS OF CASH FLOWS                             F7 - F8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F9 - F30

                             - - - - - - - - - - - -

[ERNST & YOUNG LOGO]    o KOST FORER GABBAY & KASIERER    o Phone: 972-3-6232525
                          3 Aminadav St.                    Fax:   972-3-5622555
                          Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

                   THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

              B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of B.O.S Better OnLine Solution Ltd. ("the Company") and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No.142,"Goodwill and Other Intangible Assets" see Note 2(k).

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 22, 2004                                  A Member of Ernst & Young Global

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               DECEMBER 31,
                                                                           -------------------
                                                                             2003       2002
                                                                           --------   --------
    ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                               $  3,872   $  5,246
   Restricted cash (Note 3)                                                       -        700
   Marketable securities (Note 6)                                             1,014        819
   Trade receivables (net of allowance for doubtful accounts of $ 171 in
      2003 and $ 347 in 2002)                                                 1,075      1,523
   Other accounts receivable and prepaid expenses (Note 4)                      317        382
   Inventories (Note 5)                                                         961        855
                                                                           --------   --------

                                                                              7,239      9,525
                                                                           --------   --------
LONG-TERM INVESTMENTS:
   Long-term marketable securities (Note 6)                                   1,862      2,226
   Long-term prepaid expenses                                                     -         15
   Severance pay funds                                                          684        563
   Investment in a company (Note 7)                                           3,112      2,042
                                                                           --------   --------

Total long-term investments                                                   5,658      4,846
                                                                           --------   --------

PROPERTY AND EQUIPMENT, NET (Note 8)                                            598        965
                                                                           --------   --------

GOODWILL (Note 9)                                                               741        741
                                                                           --------   --------

ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)                             119      1,115
                                                                           --------   --------

                                                                           $ 14,355   $ 17,192
                                                                           ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                   DECEMBER 31,
                                                                               -------------------
                                                                                 2003       2002
                                                                               --------   --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                              $    464   $  1,044
   Employee and payroll accruals                                                    404        717
   Deferred revenues                                                                378        491
   Accrued expenses and other liabilities (Note 10)                                 911      1,293
                                                                               --------   --------

Total current liabilities                                                         2,157      3,545
                                                                               --------   --------

   ACCRUED SEVERANCE PAY                                                            951        794
                                                                               --------   --------

LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1c)                            374      4,131
                                                                               --------   --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY:
   Share capital (Note 12)-
      Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
         December 31, 2003 and 2002; Issued 4,167,509 and 3,177,264 shares at December 2003 and 2002, respectively; Outstanding: 4,162,126
         and 3,171,881 shares at December 2003 and 2002, respectively             4,309      3,690
   Additional paid-in capital                                                    43,247     41,319
   Treasury shares (5,383 Ordinary shares at December 31, 2003 and 2002)           (150)      (150)
   Accumulated deficit                                                          (36,533)   (36,137)
                                                                               --------   --------

                                                                                 10,873      8,722
                                                                               --------   --------

                                                                               $ 14,355   $ 17,192
                                                                               ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                         YEAR ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                       2003       2002        2001
                                                                     --------   --------   ---------
Revenues                                                             $  5,728   $  9,441   $   6,042
Cost of revenues                                                        1,794      2,300       2,703
Non recurring royalty reversal (Note 14a)                                (339)         -           -
                                                                     --------   --------   ---------

Gross profit                                                            4,273      7,141       3,339
                                                                     --------   --------   ---------

Operating costs and expenses:
   Research and development                                             2,129      2,182       2,746
   Less - grants and participation                                       (283)         -        (989)
   Sales and marketing                                                  2,178      3,705       4,811
   General and administrative                                           1,317      1,697       1,425
   Restructuring and related costs                                        678          -         132
                                                                     --------   --------   ---------

Total operating costs and expenses                                      6,019      7,584       8,125
                                                                     --------   --------   ---------

Operating loss                                                         (1,746)      (443)     (4,786)
Financial income, net (Note 14b)                                          109        295         427
Other expenses (Note 14c)                                                (795)       (95)       (298)
                                                                     --------   --------   ---------

Net loss from continuing operations                                    (2,432)      (243)     (4,657)
Net income (loss) related to discontinued operations (Note 1c)          2,036     (7,674)     (8,313)
                                                                     --------   --------   ---------

Net loss                                                             $   (396)  $ (7,917)  $ (12,970)
                                                                     ========   ========   =========

Basic and diluted net loss per share from continuing operations
   (Note 14d)                                                        $  (0.66)  $  (0.08)  $   (1.50)
                                                                     ========   ========   =========

Basic and diluted net income (loss) per share from
   discontinued operations (Note 14d)                                $   0.55   $  (2.46)  $   (2.68)
                                                                     ========   ========   =========

Basic and diluted net loss per share NIS 4.00 par value (Note
   14d)                                                              $  (0.11)  $  (2.54)  $   (4.18)
                                                                     ========   ========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF  SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                          TREASURY
                                        NUMBER                ADDITIONAL                   SHARES         TOTAL
                                      OF ORDINARY    SHARE     PAID-IN     ACCUMULATED     HELD BY     SHAREHOLDERS'
                                        SHARES      CAPITAL    CAPITAL       DEFICIT      A TRUSTEE       EQUITY
                                      -----------   -------   ----------   -----------   ----------    -------------
Balance at January 1, 2001             3,102,264    $ 3,628    $ 41,216     $ (15,250)     $ (150)       $  29,444

   Stock based compensation                    -          -           4             -           -                4
   Net loss                                    -          -           -       (12,970)          -          (12,970)
                                       ---------    -------    --------     ---------      ------        ---------

Balance at December 31, 2001           3,102,264      3,628      41,220       (28,220)       (150)          16,478

   Issuance of shares                      3,750          3          27             -           -               30
   Issuance of shares related
      to the private placement
      in 2000                             71,250         59          (1)            -           -               58
   Reversal of accrued issuance
      expenses                                 -          -          66             -           -               66
   Stock based compensation
      related to warrants issued
      to service providers                     -          -           7             -           -                7
   Net loss                                    -          -           -        (7,917)          -           (7,917)
                                       ---------    -------    --------     ---------      ------        ---------

Balance at December 31, 2002           3,177,264      3,690      41,319       (36,137)       (150)           8,722

   Issuance of shares related
      to share swap transaction          633,102        537       1,059             -           -            1,596
   Issuance of shares related
      to the private placement
      in 2003                            357,143         82         846             -           -              928
   Stock based compensation
      related to warrants issued
      to service providers                     -          -          23             -           -               23
   Net loss                                    -          -           -          (396)          -             (396)
                                       ---------    -------    --------     ---------      ------        ---------

Balance at December 31, 2003           4,167,509    $ 4,309    $ 43,247     $ (36,533)     $ (150)       $  10,873
                                       =========    =======    ========     =========      ======        =========



The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                          YEAR ENDED    YEAR ENDED   YEAR ENDED
                                                                                         DECEMBER 31,    DECEMBER     DECEMBER
                                                                                             2003        31, 2002     31, 2001
                                                                                         ------------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                                                $   (396)    $ (7,917)    $ (12,970)
      Adjustments  to reconcile  net loss to net cash  provided by (used in) operating activities:
      Net loss (income) from discontinuing operations                                        (2,036)       7,674         8,313
      Depreciation and amortization                                                             307          390           568
      Impairment of property and equipment                                                      110           95             -
      Accrued severance pay, net                                                                 36          (49)          (26)
      Amortization of premium on marketable securities                                          101           89            28
      Interest on investment in affiliate                                                         -            -           (42)
      Impairment of investment in a company                                                     840            -             -
      Capital loss from sale of property and equipment                                            6            -            32
      Gain on sale of marketable securities                                                     (13)           -             -
      Stock based compensation related to warrants issued to service providers                   23            7             4
      Decrease (increase) in trade receivables                                                  448          (28)          832
      Decrease in other accounts receivable and prepaid expenses                                131          186           106
      Increase in inventories                                                                  (106)        (548)        1,024
      Increase (decrease) in trade payables                                                    (580)         596          (500)
      Increase (decrease) in employees and payroll accruals, deferred revenues,
         accrued expenses and other liabilities                                                (808)        (368)          961
                                                                                           --------     --------     ---------
   Net cash flows provided by (used in) continuing operations                                (1,937)         127        (1,670)
   Net cash provided by (used in) operating  activities from  discontinuing operations       (1,032)         728         2,576
                                                                                           --------     --------     ---------

   Net cash provided by (used in) operating activities                                       (2,969)         855           906
                                                                                           --------     --------     ---------

   CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property and equipment                                                           (64)        (163)         (389)
   Proceeds from sale of property and equipment                                                   8            9            23
   Purchase of other assets                                                                       -            -            (4)
   Investment in long-term marketable securities                                               (971)        (196)       (2,912)
   Investment in a company                                                                     (155)           -        (2,000)
   Realization of (investment in) restricted cash                                               700         (700)            -
   Proceeds from sale of marketable securities                                                1,001            -             -
                                                                                           --------     --------     ---------

   Net cash  provided by (used in)  investing  activities  from  continuing operations          519       (1,050)       (5,282)
   Net cash used in investing activities from discontinuing operations                            -         (160)       (1,909)
                                                                                           --------     --------     ---------

   Net cash provided by (used in) investing activities                                          519       (1,210)       (7,191)
                                                                                           --------     --------     ---------

   CASH FLOWS FROM FINANCING ACTIVITIES:

   Repayment of long-term loan                                                                    -         (286)         (429)
   Proceeds from issuance of shares                                                             928           58             -
   Payment for acquisition of a subsidiary                                                        -            -           (66)
   Issuance expenses related to investment in a company                                        (159)           -             -
                                                                                           --------     --------     ---------
   Net cash provided by (used in) financing activities from continuing operations               769         (228)         (495)
   Net cash used in financing activities from discontinuing operations                          (47)      (3,216)       (1,095)
                                                                                           --------     --------     ---------

   Net cash provided by (used in) financing activities                                          722       (3,444)       (1,590)
                                                                                           --------     --------     ---------

   Decrease in cash and cash equivalents                                                     (1,728)      (3,799)       (7,875)
   Decrease  (increase)  in cash  and  cash  equivalents  of  discontinuing operations          354          720          (270)
   Cash and cash equivalents at the beginning of the year                                     5,246        8,325        16,470
                                                                                           --------     --------     ---------

   Cash and cash equivalents at the end of the year                                        $  3,872     $  5,246     $   8,325
                                                                                           ========     ========     =========

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                2003           2002           2001
                                                            ------------   ------------   ------------
       Supplemental disclosure of cash flow activities:
(i)    Net cash paid during the year for:
          Interest                                             $     1        $  82          $ 570
                                                               =======        =====          =====

(ii)   Non-cash activities:
       Investment in a company against issuance of shares      $ 1,755        $  30          $   -
                                                               =======        =====          =====

       Reversal of issuance expenses payable                   $     -        $  66          $   -
                                                               =======        =====          =====

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL

          B.O.S. Better Online Solutions Ltd. is an Israeli corporation together with its subsidiaries (hereinafter "the Company" or "BOS"):

          a. Since January 2002, the Company's structure was re organized by transforming the Company into a holding company specializing in high tech investments and by merging the Company's connectivity operations into BOScom. As such, on January 1, 2002, the net assets pertaining to the connectivity operations were transferred to BOScom.

               The Company's wholly owned subsidiary, "BOScom" operates in connectivity, software utilities and communication solution product lines.

               Connectivity - A solutions for seamless integration of personal computers and Local Area Networks into the midrange host environment. "BOScom" also design, integrate, test, market and support superior products that provide efficient solutions to personnel connecting personal computers to IBM midrange hosts.

               Software Utilities - Powerful solutions for document design, distribution and management solutions for a wide range of operating systems, including mainframe and UNIX.

               Communication Solutions - BOScom developed a series of Voice over Internet protocol (" VOIP ") communication products designed for the corporate market. The gateways enable enterprises to reduce or eliminate inter-office communication costs or bypass long-distance costs using their private Intranet or the public Internet to carry telephone calls. They also provide a powerful means to extend Private Branch Exchange ("PBX") functionality to the enterprise's branch offices.

               In 2003, the Company reorganized BOScom activity by ceasing the operation off all of its wholly owned marketing subsidiaries in the UK and France and began to sell its products directly through independent distributors. As a result, the Company reduced the total worldwide employees by approximately 49 employees and incurred $ 678 thousand in restructuring costs in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred. The provisions of SFAS No.146 are effective for exit or disposal activities that are initiated after December 31, 2002.

          b.   Accounting principles:

               The consolidated financial statements for all years presented are prepared in accordance with generally accepted accounting principles ("GAAP ") in the United States of America. Prior to 2003, the consolidated financial statements were prepared in accordance with Israeli GAAP with reconciliation to U.S.GAAP.

          c.   Discontinued operation:

               On June 1, 1998, the Company acquired 100% of the share capital of Pacinfo ("Pacinfo"), a U.S. corporation. Pacinfo is a reseller of computer networking products. In April 2001, Pacinfo acquired Dean Technologies Associated LLC. ("DT") Texas limited Liability Company, which was also engaged in the computer-networking segment.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL (CONT.)

               In May 2002, the Board of Directors of the Company decided to sell all Pacinfo activity. During the fourth quarter of 2002, following unsuccessful efforts to sell Pacinfo and due to poor economic condition and continued operating losses together with a loss of key officers and employees, the Company initiated a plan to cease operations of Pacinfo and to proceed with a voluntary liquidation of the Company.

               The results of operations including revenue, operating expenses and other income and expenses of Pacinfo for 2003, 2002 and 2001 have been reclassified in the accompanying statements of operations as discontinued operations.

               The Company's balance sheets at December 31, 2003 and 2002 reflect the net liabilities of the Pacinfo as liabilities and assets related to discontinued operations within liabilities related to discontinuing operations and assets related to discontinuing operations. The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operation are:

                                                                        DECEMBER 31,
                                                                    -------------------
                                                                      2003       2002
                                                                    --------   --------
                 Cash                                               $     69   $    423
                 Trade receivables, other receivables and prepaid
                    expenses                                              18        597
                 Property and equipment, net                              32         95
                                                                    --------   --------

                 Assets of discontinued operation                   $    119   $  1,115
                                                                    ========   ========

                 Trade payables                                     $    299   $  2,456
                 Accrued expenses and other liabilities                   75      1,675
                                                                    --------   --------

                 Liabilities of discontinued operation              $    374   $  4,131
                                                                    ========   ========

               The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo operation for 2003, 2002 and 2001 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operation due to utilization of losses from previous years, for which a valuation allowance was provided. Summarized selected financial information of the discontinued operation is as follows:

                                      YEAR ENDED DECEMBER 31,
                                   ------------------------------
                                     2003      2002        2001
                                   -------   --------    --------
               Revenues            $    25   $ 32,912    $ 53,168
                                   =======   ========    ========
               Net income (loss)   $ 2,036   $ (7,674)   $ (8,313)
                                   =======   ========    ========

          d. The Company had one major customer in 2003, which constituted 52 % of the revenues. This major customer is the Company's master distributor in the U.S. In the event that the Company encounters problems working with the master distributor, the Company may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on the financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars ("dollar"):

               A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars.

               Company's management believes that the dollar is the primary currency of the economic environment in which the Company operate. Thus, the functional and reporting currency of the Company is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Inter-company transactions and balances including profits from inter-company sales not yet realized outside the group have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash originally purchased with maturities of less than three months.

          e.   Marketable securities:

               The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No.115,"Accounting for Certain Investments in Debt and Equity Securities"("SFAS No.115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity

               When the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          f.   Restricted cash

               Restricted cash is primarily invested in certificates of deposit, which mature within one year and was used as security for the line of credit granted to Pacinfo in 2002 (see Notes 1c and Note
               3).

          g.   Inventories:

               Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2003, inventory is presented net of $ 300 general provision for technological obsolescence and slow moving items (see also note 5).

               Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials- Moving average cost method.

               Products in progress and finished products - On the production costs basis with the addition of allocable indirect manufacturing costs.

          h.   Grants and royalty-bearing grants:

               Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research projects and for funding marketing activities are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

          i    Investment in a company:

               From 1997 to 1999, the Company had an investment in a company which was accounted for according to the equity method. During 2001, the investment was reduced to zero in the books due to the fact that the Company's share in the investee losses exceeded the investment and the Company had no additional guaranty for the investee's liabilities.

               An additional investment made in that company during 2002 and 2003 is stated at cost, since the Company does not have the ability to exercise significant influence over the operating and financial policies of this investee (see Note 7a). The Company's investments in a company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). As of December 31, 2003, based on managements' most recent analyses supported by external valuation, an impairment loss has been recorded in the amount of $ 840.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          j.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                       %
                                                    -------
               Computers and peripheral equipment   20 - 33
               Office furniture and equipment        6 - 15
               Leasehold improvements                 10

               The Company's property and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment losses have been recorded amounted to $ 110, $ 95 and $ 0 for the years ended December 31, 2003, 2002 and 2001, respectively.

          k.   Goodwill:

               Goodwill represents excess of the costs over the net assets of businesses acquired. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill acquired in a business combination on or after July 1, 2001, is not amortized.

               SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. As of December 31, 2003, no impairment losses have been identified.

          l.   Research and development costs:

               Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release are insignificant.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          m.   Severance pay:

               The Company's liability for severance pay for Israeli resident employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company's balance sheet.

               The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits. Severance expenses for 2003, 2002 and 2001, amounted to $ 178, $ 114, and $ 264, respectively.

          n.   Revenue recognition:

               The Company's products are generally a bundled hardware and software solution that are delivered together. The Company sells its products primarily through distributors and resellers.

               The Company derives its revenues from the sale of products, license fees for its products, maintenance, support and services.

               Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured. When a right of return exists, the Company defers revenues until the right of return expires. Revenues subject to certain price protection and stock rotation are deferred until distributor sells the products, or until the right expires.

               Revenue from license fees is recognized in accordance with Statement of Position (SOP 97-2) "Software Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

               The provision for product returns is based on prior experience and is net of estimated manufacturing reimbursements.

               Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. Revenues from software license that require significant customization, integration and installation are recognized as they are completed, in accordance with SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" guidelines.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          o.   Warranty:

               The Company provides a warranty between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the Company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

               Changes in the Company's product warranty during the year 2003 period are as follows:

               Balance, beginning of the year          $ 174
               Changes in warranties during the year     (32)
                                                       -----
               Balance, end of the year                $ 132

          p.   Income taxes:

               The Company account for income taxes in accordance with Statement of Financial Accounting Standards, SFAS 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          q.   Concentrations of credit risk:

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

               Cash and cash equivalents are invested mainly in U.S. dollars in deposits with major banks in Israel. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the investments of the Company are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               The trade receivables of the Company derived from sales to customers located primarily in the United States, Europe and Israel. The Company generally do not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. The Company performs ongoing credit evaluations of its customers and to date (except for customer relating to the discontinuing operations) has not experienced material losses. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

               Investments in marketable securities are conducted through a bank in Israel, and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company's investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

               The Company have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          r.   Basic and diluted net loss per share:

               Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

               The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 505,178, 288,804 and 243,380 for the years ended December 31, 2003, 2002 and 2001, respectively.

          s.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB-25"), and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company's employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

               The Company applies SFAS No. 123 "Accounting for stock Based Compensation" ("SFAS No. 123") and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services", with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

               Pro-forma disclosure is required by SFAS No. 123 , had the compensation expense for stock options granted under the Company's plans, been determined based on the fair value at the date of grant. The Company's net loss and loss per Ordinary share in 2003, 2002 and 2001 would have changed to the pro forma amounts shown below:

                                                                    YEAR ENDED DECEMBER 31,
                                                                ------------------------------
                                                                 2003       2002       2001
                                                                -------   --------   ---------
               Net loss as reported                             $  (396)  $ (7,917)  $ (12,970)

               Deduct: stock-based compensation expense
                  determined under fair value method for all
                  awards                                            124        341       1,187
                                                                -------   --------   ---------

               Pro forma net loss                               $  (520)  $ (8,258)  $ (14,157)
                                                                =======   ========   =========

               Pro forma basic and diluted net loss per share   $ (0.14)  $  (2.65)  $   (4.56)
                                                                =======   ========   =========

               The fair value of each option granted is estimated on the date of grant, using the Black Scholes option pricing model with expected volatility of approximately 64%, 71% and 79% in 2003, 2002 and 2001, respectively and using the following weighted average assumptions:

               (1)  Dividend yield of zero percent for each year.

               (2) Risk-free interest rate of 1.8%, 1.5% and 2% in 2003, 2002 and 2001, respectively.

               (3) Expected average lives of the options of three years from the date of grant as of 2003, 2002 and 2001.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          t.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments.

               The fair value for marketable securities is based on quoted market prices.

          u.   Impact of recently issued accounting standards:

               In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 amends SFAS No. 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

               Generally, SFAS No. 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is not expected to have a material impact on the Company's financial statements.

               In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 did not have a material impact on the results of operations or financial position.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN No. 46 to have a material impact on its consolidated financial statements.

               In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's financial position, cash flows or results of operations.

          v.   Reclassification:

               Certain amounts from prior years have been reclassified to conform to the current year presentation. As a result of the decision of the Board of Directors to cease the operations of Pacinfo (the Computer Networking Segment), the financial statements of the Company classify the assets, liabilities and operations of Pacinfo as a discontinued operations.

NOTE 3:-  RESTRICTED CASH

          As of December 31, 2003, a fixed charge that was granted in order to secure the line of credit to Pacinfo has expired.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                          ---------------
                                                           2003     2002
                                                          ------   ------
          Government authorities                          $   62   $  104
          Prepaid expenses                                   107      189
          Other                                              148       89
                                                          ------   ------

                                                          $  317   $  382
                                                          ======   ======

NOTE 5:-  INVENTORIES

                                                            DECEMBER 31,
                                                          ---------------
                                                           2003     2002
                                                          ------   ------
          Raw materials (including packaging materials)   $  299   $  429
          Products in progress                               277      228
          Finished products                                  385      198
                                                          ------   ------

                                                          $  961   $  855
                                                          ======   ======

          The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 300 as of December 31, 2003 and 2002.

NOTE 6:-  MARKETABLE SECURITIES

          The following is a summary of held-to-maturity securities:

                                                                         DECEMBER 31,
                              -------------------------------------------------------------------------------------------------
                                                   2003                                              2002
                              -----------------------------------------------   -----------------------------------------------
                                                                    ESTIMATED                                         ESTIMATED
                                            GROSS        GROSS         FAIR                   GROSS        GROSS         FAIR
                              AMORTIZED   UNREALIZED   UNREALIZED     MARKET    AMORTIZED   UNREALIZED   UNREALIZED     MARKET
                                COST        GAINS        LOSSES       VALUE       COST        GAINS        LOSSES       VALUE
                              ---------   ----------   ----------   ---------   ---------   ----------   ----------   ---------
          HELD-TO-MATURITY:

          Government debts     $   612       $  9         $  -       $   621     $ 1,036       $ 17        $   -       $ 1,053
          Corporate
             debentures          2,264         50            -         2,314       2,009          8          (35)        1,982
                               -------       ----         ----       -------     -------       ----        -----       -------

                               $ 2,876       $ 59         $  -       $ 2,935     $ 3,045       $ 25        $ (35)      $ 3,035
                               =======       ====         ====       =======     =======       ====        =====       =======

          Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2003 are:

                                                                    ESTIMATED FAIR
                                                   AMORTIZED COST    MARKET VALUE
                                                   --------------   --------------
          HELD-TO-MATURITY:

          2004(short-term marketable securities)       $ 1,014          $ 1,027
          2005                                           1,568            1,604
          2006                                             294              304
                                                       -------          -------

                                                       $ 2,876          $ 2,935
                                                       =======          =======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  INVESTMENT IN A COMPANY

          a.   Investment in Surf

               In November 2001, the Company invested $ 1,000 as part of a private placement in Surf Communication System Ltd. ("Surf"). At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf's fair value as determined in the investment agreement. As a result of this private placement, the Company's holding in Surf was diluted to 17%, Accordingly the investment was accounted based on the cost accounting method. In March 2003, the Company engaged with Catalyst Investors L.P. ("Catalyst"), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst Ordinary Shares, representing 19.90% of the issued and outstanding share capital of the Company immediately prior to the transaction and prior to the issuance of the shares, at a purchase price of $2.776, aggregating to $ 1,755. Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $9.1632 plus interest of 4.75%. In the event that Catalyst will sell its remaining shares in Surf prior to January 1, 2006, the Company will be entitled to the gain that will be realized in such sale.

               As a result of this investment, the Company's holding in Surf increased to 19.8%. The Company's management believes that following the investment the Company is still unable to exercise a significant influence over Surf's operating and financial policies. The carrying amount of the investment based on the cost accounting method was $ 3,112.

          b.   Impairment

               Under APB 18, a loss in value of an investment accounted for under the cost method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considered in making this evaluation included: the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, including cash flows of the investee and any specific events which may influence the operations of the investee and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2003, the fair value of the investment was less than its carrying amount. Therefore based on managements' analyses (supported by external valuation) the Company recorded a provision for loss on its investments in Surf of $ 840, during the year ended December 31, 2003. This provision has been presented as "Other expenses", in the consolidated statement of operations.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  PROPERTY AND EQUIPMENT

                                                        DECEMBER 31,
                                                    -------------------
                                                      2003       2002
                                                    --------   --------
          Cost:
             Computers and software                 $  1,798   $  1,816
             Office furniture and equipment              532        682
             Leasehold improvements                      778        774
             Vehicles                                      6          6
                                                    --------   --------

                                                       3,114      3,278
                                                    --------   --------
          Accumulated depreciation:
             Computers and software                    1,561      1,398
             Office furniture and equipment              351        385
             Leasehold improvements                      598        526
             Vehicles                                      6          4
                                                    --------   --------

                                                       2,516      2,313
                                                    --------   --------

          Depreciated cost                          $    598   $    965
                                                    ========   ========

          Depreciation expenses amounted to $ 307, $ 390 and $ 386 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 9:-  GOODWILL

          a.   Purchase of additional holdings in BOScom:

               In February 2002, the Company purchased additional 3% of the share capital of BOScom in consideration of $ 30. The consideration was paid by the issuance of 3,750 Ordinary shares of the Company. Consequently, BOScom became a wholly owned subsidiary. As a result of the purchase, the Company recorded an additional amount $ 30 as goodwill.

               As of December 31, 2002 and 2003 the amortized goodwill amounted to $ 741.

          b. The pro forma results of operations presented below for the years ended December 31, 2001, 2002 and 2003, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

                                                             YEAR ENDED DECEMBER 31,
                                                         -------------------------------
                                                           2003       2002        2001
                                                         --------   --------   ---------
               Reported net loss                         $   (396)  $ (7,917)  $ (12,970)
               Goodwill amortization                            -          -         182
                                                         --------   --------   ---------

               Adjusted net loss                         $   (396)  $ (7,917)  $ (12,788)
                                                         ========   ========   =========

               Basic net loss per share:
                  Reported net loss                      $  (0.11)  $  (2.54)  $   (4.18)
                  Goodwill amortization                         -          -        0.06
                                                         --------   --------   ---------

               Adjusted basic and diluted net loss per
                  share                                  $  (0.11)  $  (2.54)  $   (4.12)
                                                         ========   ========   =========

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                 DECEMBER 31,
                                                              ----------------
                                                               2003      2002
                                                              ------   -------
          Government of Israel                                $  635   $   882
          Provision for warranty                                 132       174
          Other                                                  144       237
                                                              ------   -------

                                                              $  911   $ 1,293
                                                              ======   =======

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Commitments:

               1.   Royalty commitments:

                    i) Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

                         As of December 31, 2003, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 5,621, in respect of these grants.

                    ii) The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest of LIBOR (for a period of six months).

                         As of December 31, 2003, the Company had outstanding contingent obligations to pay royalties of $ 144 with respect to these grants.

               2.   Other commitments:

                    The premises occupied by the Company and the Company's motor vehicles are rented under various operating lease agreements. The lease agreements for the premises and the motor vehicles expire on various dates ending in 2005.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                    Minimum future rental payments due under the above leases, at rates in effect at December 31, 2003, are as follows:

                    YEAR ENDED DECEMBER 31,
                    -----------------------
                    2004                       $ 286
                    2005                         185
                                               -----

                                               $ 471
                                               =====

                    Rental payments in 2003, 2002 and 2001 amounted to $ 426, $ 383 and $ 283, respectively.

          b. In July 2002, the Company received a claim letter from Operate Lease Ltd., under which it claims that the Company's termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and Operate Lease is demanding compensation in which the nominal claim amount of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of Operate Lease to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

          c. In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Jacob Lee (the seller of Pacinfo who became a shareholder of the Company), certain actions involving PacInfoSystems, if occurring before the end of 2003, may trigger a tax event for Mr. Jacob Lee. The Company may be obligated, under the purchase agreement, to grant Mr. Lee a loan on a full recourse basis for certain tax payments Mr. Lee may be liable for, currently estimated at approximately $1,500. The Company will receive a security interest in shares of the Company that Mr. Lee holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event the Company is required to loan such sum to Mr. Lee, the Company may also be required to reimburse Mr. Lee for certain interest on taxes that he may owe. It is possible that the windup of PacInfoSystems during 2002 and 2003 may have triggered such a tax event for Mr. Lee, which would result in an obligation by the Company to loan Mr. Lee such amount and to reimburse him for interest expenses incidental to the tax event.

NOTE 12:- SHAREHOLDERS' EQUITY

          a. In February 2003, the Board of Directors resolved to effect a one-to-four reverse split. The reverse split was approved by the shareholders in May 2003 and became effective on May 29, 2003. Upon effecting the reverse split; 4 Ordinary shares of NIS 1 par value each, have been converted and reclassified as one Ordinary share of NIS 4 par value.

               All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits.

          b. In December 2003, the Company completed a private placement for the Company's Ordinary Shares with two European private investors. The Company issued to the investors 357,143 shares at a purchase price of $ 2.80, for consideration of $ 928 thousand (net of $ 72 issuance expenses).

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

          c.   Stock options plan:

               During 1994, 1995, 1999, 2000, 2001 the Board of Directors of the Company adopted stock option plans ("the Plans") pursuant to which 656,250 options for the purchase of the Company's Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the existing plans which, as of December 31, 2003, had in the aggregate 337,902 options left for issuance from the existing option pools previously approved by the shareholders. In May 2003 the Company's shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary Shares are reserved for purchase by employees, directors, consultants and service providers of the Company. As of December 31, 2003, an aggregate to 414,424 of these options are still available for future grant.

               Each option granted under the plans expires between 5-10 years from the date of the grant. The options vest gradually over a period ranging between two to three years. Any options, which are cancelled or forfeited before expiration, become available for future grants.

               The following is a summary of the Company's stock options granted to officers, directors, and employees among the various plans:

                                                                  YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------------
                                                   2003                    2002                    2001
                                           ---------------------   ---------------------   ---------------------
                                                        WEIGHTED                WEIGHTED                WEIGHTED
                                                         AVERAGE                 AVERAGE                 AVERAGE
                                             NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                                           OF OPTIONS     PRICE    OF OPTIONS     PRICE    OF OPTIONS     PRICE
                                           ----------   --------   ----------   --------   ----------   --------
               Options outstanding at
                  beginning of year          211,929      16.00      243,380      16.48      224,740      21.16
               Changes during the
                  year:
                  Granted                    278,076       8.97       55,000       6.76       98,048       8.20
                  Forfeited or cancelled     (63,753)     12.53      (86,451)     11.40      (79,408)     19.48
                                           ----------              ----------              ----------

               Options outstanding at
                  end of year                426,252      11.93      211,929      16.00      243,380      16.48
                                           ==========   ========   ==========   ========   ==========   ========

               Options exercisable at
                  the end of the year        194,926      20.36      169,054      16.24      127,293      18.32
                                           ==========   ========   ==========   ========   ==========   ========

               The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

                                                                                           WEIGHTED
                                    OPTIONS                   WEIGHTED       OPTIONS       AVERAGE
                                  OUTSTANDING    WEIGHTED     AVERAGE      EXERCISABLE     EXERCISE
                   RANGE OF          AS OF       AVERAGE     REMAINING        AS OF        PRICE OF
                   EXERCISE       DECEMBER 31,   EXERCISE   CONTRACTUAL    DECEMBER 31,     OPTIONS
                    PRICE            2003         PRICE     LIFE (YEARS)       2003       EXERCISABLE
               ---------------    ------------   --------   ------------   ------------   -----------
                  1.84-2.00         203,076         1.95        8.07               -             -
                    6.80             39,168         6.80        7.78          35,918           6.8
                    10.60             3,695        10.60        3.76           3,695         10.60
                    14.00            14,000        14.00        3.27          14,000         14.00
                 17.00-18.00         45,988        17.83        5.27          45,988         17.83
                    28.00           120,325        28.00        3.84          95,325         28.00
                                  ------------                             ------------

                                    426,252        11.93        6.13         194,926         20.36
                                  ============              ============   ============   ===========

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

               Options granted to employees in 2003, 2002 and 2001, have an exercise price equal to the fair market value of Ordinary share at the grant date. The weighted average fair values of the options granted during 2003, 2002 and 2001 were $ 3.91, $ 3.2 and $ 4.27, respectively.

          h.   Options issued to service providers:

               The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using an option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 0.7, and an expected life of 2.5 year.

               The compensation expense that has been recorded in the consolidated financial statements regarding these warrants for the years 2003, 2002 and 2001 were $ 23, $ 7 and $ 4, respectively.

               The Company's outstanding warrants to service providers as of December 31, 2003 are as follows:

                                  WARRANTS FOR
                                    ORDINARY     EXERCISE PRICE      WARRANTS     EXERCISABLE
                ISSUANCE DATE        SHARES         PER SHARE      EXERCISABLE      THROUGH
               ----------------   ------------   ---------------   -----------   -------------
               October 2002          75,000          $  4.00         31,250        June 2011
               December 2002            938          $  8.00            938      December 2005
               December 2002            937          $  4.00            937      December 2005
               March 2003             1,025          $  8.00          1,025      December 2005
               March 2003             1,026          $  4.00          1,026      December 2005
                                  ------------                     -----------

                                     78,926                          35,176
                                  ============                     ===========

NOTE 13:- TAXES ON INCOME

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               The Company's production facilities have been granted an "Approved Enterprise" status under the above Law under four separate investment programs. According to the Capital Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants, for the second and third programs, the Company has elected to receive only state-guaranteed loans. As for the fourth program, the Company has elected the "alternative benefits" and has waived Government grants in return for a tax exemption.

               The Company is also a "Foreign Investors' Company", as defined by the abovementioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

               Income from the second, third, fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company, were transferred to BOScom. In addition, since 2002, the Company's investment are not subject to Approved Enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the 36% corporate tax rate.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- TAXES ON INCOME (CONT.)

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

               The entitlement to the above benefits is conditional upon the Company's and BOScom's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company and BOScom may be required to refund the amount of the benefits, in whole or in part, including interest.

               The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company and BOScom will be required to pay tax at the rate of 10% to 25% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax.

               The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company "Approved Enterprise".

               If the Company and BOScom derive income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate of 36%.

          b.   Loss carryforwards:

               Domestic:

               The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2003, in the amount of approximately $ 14,000. These losses may be carryforward (linked to the Israeli Consumer Price Index ("CPI")) and offset against taxable income in the future for an indefinite period.

               Foreign:

               As of December 31, 2003, the U.S. subsidiaries which were classified as discontinuing operations had U.S. Federal and State net operating loss carryforward of approximately $ 11,300, that can be carried forward and offset against taxable income and expire through 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

               As of December 31, 2003, B.O.S. U.K. had net operating loss carryforward of approximately $ 3,900, which can be carried forward indefinitely and offset against taxable income.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- TAXES ON INCOME (CONT.)

          c. Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law 1985:

               Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with FASB 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

          d.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                     2003       2002
                                                                   --------   --------
               Net operating loss carryforward                     $  5,975   $  4,013
               Reserves and allowances                                  105        598
                                                                   --------   --------

               Net deferred tax asset before valuation allowance      6,080      4,611
               Valuation allowance                                   (6,080)    (4,611)
                                                                   --------   --------

               Net deferred tax asset                              $      -   $      -
                                                                   ========   ========

               The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

          e.   Tax assessments:

               The Company and BOScom received final assessments through the 1997 tax year.

NOTE 14:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

          a.   Non recurring royalty reversal:

               Certain research and development activities of the Company are supported by the OCS. In return for the OCS's participation, the Company was committed to pay royalties as described in Note 11a.1. During the third quarter of 2003, the OCS completed its examination of the Company's technology and use of grant funding for the years 1991 through 1999, which reduced the royalties' expenses provision. Accordingly, the Company reversed $339 of accrued royalties as a reduction in cost of sales during the third quarter of 2003.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (CONT.)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2003        2002         2001
                                                              --------    --------    ---------
          b.   Financial income:

               Interest on bank deposits and marketable
                  securities                                  $    158    $    243    $     504
               Other (mainly translation gains)                     48         140          330
                                                              --------    --------    ---------
                                                                   206         383          834
                                                              --------    --------    ---------
               Financial expenses:
               In respect of long-term loans                         -         (14)         (46)
               Other (mainly translation losses)                   (97)        (74)        (361)
                                                              --------    --------    ---------
                                                                   (97)        (88)        (407)
                                                              --------    --------    ---------
                                                              $    109    $    295    $     427
                                                              ========    ========    =========
          c.   Other expenses:

               Capital loss from sale of property and
                  equipment                                   $     (6)   $      -    $     (32)
               Impairment of property and equipment                  -         (95)           -
               Impairment of investment in a company              (840)          -            -
               Prior year's royalties to the Israeli Chief
                  Scientist                                          -           -         (100)
               Legal settlement                                      -           -         (111)
               Other                                                51           -          (55)
                                                              --------    --------    ---------
                                                              $   (795)   $    (95)   $    (298)
                                                              ========    ========    =========
          d.   Loss per share:

               1. Numerator:
                  Numerator for basic and diluted net
                     earnings (loss) per share -
                  Net loss from continuing operations         $ (2,432)   $   (243)   $  (4,657)
                                                              ========    ========    =========

                  Net income (loss) from discontinued
                     operation                                $  2,036    $ (7,674)   $  (8,313)
                                                              ========    ========    =========

                  Net loss available to Ordinary
                     shareholders                             $   (396)   $ (7,917)   $ (12,970)
                                                              ========    ========    =========

               2. Denominator (in thousands):
                  Denominator for basic and diluted net
                     earnings (loss) per share -

                  Weighted average number of shares              3,683       3,117        3,102
                                                              ========    ========    =========

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- RELATED PARTIES

          The Company has entered an engagement with an Investment House, to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. The Investment House is a company indirectly controlled by the Chairman of our Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, The Investment House is paid a monthly sum of $10, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice.

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION

          a. Subsequent to the liquidation of Pacinfo operation, the Computer Networking Segment, the Company manages its business on a basis of one reportable segment, which consists of three product lines. See Note 1 for a description of the Company's business. Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, "Disclosures about Segments of an Enterprise and Related Information": ("SFAS 131").

               The following presents total revenues and long-lived assets for the years ended December 31, 2003, 2002 and 2001:

                                                         YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------
                                         2003                     2002                      2001
                               -----------------------   -----------------------   -----------------------
                                 TOTAL    * LONG-LIVED     TOTAL    * LONG-LIVED     TOTAL    * LONG-LIVED
                               REVENUES      ASSETS      REVENUES      ASSETS      REVENUES      ASSETS
                               --------   ------------   --------   ------------   --------   ------------
               United States   $  2,974     $      5     $  4,989     $     10     $  3,184     $    134
               Europe             1,198            -        2,148          154        1,491          184
               Israel             1,556        1,334        2,294        1,542        1,255        1,689
               Other                               -           10            -          112            -
                               --------     --------     --------     --------     --------     --------

                               $  5,728     $  1,339     $  9,441     $  1,706     $  6,042     $  2,007
                               ========     ========     ========     ========     ========     ========

               *) Long-lived assets comprise goodwill and property and equipment.

          b.   Product lines:

               Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                        2003       2002       2001
                                                      --------   --------   --------
               Connectivity                           $  4,670   $  7,156   $  5,028
               Software Utilities                          492      1,387        428
               Voice over IP                               566        898        586
                                                      --------   --------   --------

                                                      $  5,728   $  9,441   $  6,042
                                                      ========   ========   ========

          c.   Major customers data as a percentage
               of total revenues:

               Customer A                                   52%         -          -
                                                      ========   ========   ========
               Customer B                                    2%        13%         -
                                                      ========   ========   ========

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE

NOTE 17:- SUBSEQUENT EVENT (UNAUDITED)

          On June 10, 2004 the Company has entered into a Securities Purchase Agreement (the "Purchase Agreement"), with Laurus Master Fund Ltd. (the "Investor"), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $2,000 principal amount, due June 10, 2007 (the "Note"). The Note is convertible into Ordinary Shares at a price of $3.08 per share (subject to adjustment). The principal amount of the Note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20 eventually increasing to $74, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. The Note is secured by a security interest in certain assets of the Company, and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the "Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bears interest at a fluctuating interest rate equal at all times to the prime rate plus 3%, subject to reduction if the average closing price of the Company's Ordinary Shares exceeds certain benchmarks.

                                   ----------