Form 20-F/A
period 2003-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2005-01-06
CIK 1005516

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                   FORM 20-F/A

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

                          Item 17 [_]     Item 18 [X]



                                EXPLANATORY NOTE

This Amendment no. 1 to the Annual Report on Form 20-F for the year ended December 31, 2003, of B.O.S Better On-Line Solutions Ltd. (the "Company") includes restated consolidated financial statements and related information that reflect the accounting for the Company's investment in Surf Communications Solutions Ltd. ("Surf") according to the equity method rather than the cost method. As a result of the acquisition of additional voting securities of Surf in 2003, which resulted in the Company's owing securities representing more than 20% of the voting rights of Surf, the Company has the ability to exercise significant influence over Surf. In order to present financial statements in accordance with accounting principles generally accepted in the United States, the Company has restated its financial statements with respect to its investment in Surf which was previously accounted for based on the cost method, to accounting for it based on the equity method of accounting. Additionally, this Amendment includes the consolidated financial statements of Surf for the year ended December 31, 2003 in accordance with item 3.09 of Regulation S-X.

This Amendment no. 1 contains the following affected items only: 3A, 4A, 5, 8, 18 and 19. Other items remain unchanged.

ITEM 3: KEY INFORMATION REGARDING B.O.S.

Unless the context in which such terms are used would require a different meaning, all references to "BOS", "we" or "our" or the "Company" refer to B.O.S. Better On-Line Solutions Ltd.

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

Statement of Operations Data: (In US thousands of dollars with the exception of per share data)



YEAR ENDED DECEMBER 31:

                                   2003*      2002*      2001*      2000       1999
                                  -------    -------    -------    -------    -------
Revenues                            5,728      9,441      6,042      7,294      6,720
Cost of revenues                    1,455      2,300      2,703      2,399      1,936
                                  -------    -------    -------    -------    -------
GROSS PROFIT                        4,273      7,141      3,339      4,895      4,784

OPERATING EXPENSES:
 Research and development, net      1,846      2,182      1,757      2,177      1,486
 Selling and marketing              2,178      3,705      4,811      4,185      3,024
 General and administrative         1,317      1,697      1,425      2,279      2,181
Restructuring costs                   678          -        132         83
                                  -------    -------    -------    -------    -------
TOTAL OPERATING EXPENSES            6,019      7,584      8,125      8,724      6,691

OPERATING LOSS:                    (1,746)      (443)    (4,786)    (3,829)    (1,907)
Financial income (expense), net       109        295        427        639        (91)
Other income (expenses)                45        (95)      (298)      (479)     2,150
                                  -------    -------    -------    -------    -------
EARNING (LOSS) BEFORE EQUITY IN
LOSSES OF AN AFFILIATED COMPANY    (1,592)      (243)    (4,657)    (3,669)       152
Equity in losses of an
affiliated company                   (465)      (570)      (137)    (1,283)      (696)
                                  -------    -------    -------    -------    -------

NET LOSS FROM CONTINUING
OPERATIONS                         (2,057)      (813)    (4,794)    (4,952)      (544)

Net earning (loss) related to
discontinued operations             2,036     (7,674)    (8,313)    (2,743)      (522)
                                  -------    -------    -------    -------    -------
 NET LOSS                             (21)    (8,487)   (13,107)    (7,695)    (1,066)
                                  =======    =======    =======    =======    =======

 Basic and diluted net loss
 per share from continuing
 operations                       $ (0.56)   $ (0.26)   $ (1.55)   $ (1.66)   $ (0.23)
                                  =======    =======    =======    =======    =======

 Basic and diluted net
 earning (loss) per share
 related to discontinued
 operations                       $  0.55    $ (2.46)   $ (2.68)   $ (0.92)   $ (0.22)
                                  =======    =======    =======    =======    =======

Basic and diluted net loss per
share                             $ (0.01)   $ (2.72)   $ (4.23)   $ (2.58)   $ (0.45)
                                  =======    =======    =======    =======    =======
Weighted average number of
shares used in computing basic
and diluted net earning (loss)
per share                           3,683      3,117      3,102      2,982      2,388
                                  =======    =======    =======    =======    =======

*) Restated

YEAR ENDED DECEMBER 31:

BALANCE SHEET HIGHLIGHTED DATA:     2003*    2002*    2001*    2000     1999
-------------------------------    ------   ------   ------   ------   ------
CASH AND CASH EQUIVALENTS           3,872    5,246    8,325   16,470      261

Working Capital (*)                 5,082    5,980    7,008   17,378      290


Total Assets                       14,023   16,485   31,144   46,128   33,637

Short-term bank credit and
current maturities of long-term
debt                                    -        -      286      429      421


Long-term debt                        951      794      794    1,049    1,542


Shareholders equity                10,541    8,015   16,341   29,444   13,675


(*)Working capital comprises of:

Current assets                      7,239    9,525   10,677   20,795    3,411

Less: current liabilities           2,157    3,545    3,669    3,417    3,121
                                   ------   ------   ------   ------   ------

                                    5,082    5,980    7,008   17,378      290
                                   ======   ======   ======   ======   ======

*) RESTATED


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

In addition, we have an interest in Surf Communications Solutions Ltd. ("Surf"), the leading supplier of embedded network convergence software that lends flexibility and scalability to network products handling data modem, fax, and voice transmissions. In March 2003, the Company purchased from Catalyst Investors L.P. ("Catalyst") most of the Surf shares held by Catalyst. Under the terms of the transaction, the Company purchased 191,548 of Catalyst's Preferred C shares in Surf, and a pro rata share of the Surf Preferred C warrants held by Catalyst, and in exchange it issued to Catalyst 2,529,100 ordinary shares of the Company (representing 19.9% of its current outstanding shares pre-issuance, as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance). The Company has an option to purchase the remaining Catalyst Preferred C shares in Surf by January 31, 2006, and until such purchase has voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. In February 2004, these voting rights were assigned to Mr. Yair Shamir, one of the Company's directors. Thus, the Company now holds 19.8% in Surf, and 15.3% on a fully diluted basis (assuming the Company does not exercise its option to purchase the additional shares from Catalyst). Yair Shamir holds 0.2% in Surf (and 0.2% on a fully diluted basis), in addition to his holdings of 2.8% of the voting rights in Surf (2.3% on a fully diluted basis) assigned to him by the Company.

As a result of the Catalyst transaction, the Company has the ability to exercise significant influence over Surf and therefore applied the equity method of accounting with respect to its investment in Surf. In order to present financial statements in accordance with accounting principles generally accepted in the United States, the Company has restated its financial statements as detailed below, with respect to its investment in Surf which was previously accounted for based on the cost method, to account for it based on the equity method of accounting.

Consequently the investment, results of operations (current and prior periods presented), and retained earnings of the Company were adjusted retroactively in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary. Since its investment in Common stock was reduced to zero in prior years, the Company recognized equity losses only with respect to its share in the Preferred C shares (8.4% since November 2001 through March 2003 and thereafter 15.7%). As a result, the Company recorded equity losses in the total amount of $ 1,172 thousands for the years 2001 through 2003 and reversed the impairment expenses of $ 840 thousands recorded in 2003 due to the fact that the equity losses recorded, reduced the book value of the investment in Surf below its fair value. The accumulated equity losses net of the impairment expenses were $ 332 thousands.


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


CRITICAL ACCOUNTING POLICIES

The preparation of these financial statements required the Company to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Equity in losses of an affiliated company refers to the Company's investment in Surf which amounted to $465,000 in 2003 compared to $570,000 in 2002. The investment in Surf is accounted for using the equity method, since the Company has the ability to exercise significant influence over Surf (through the Company's ownership of voting securities representing more than 20% of the voting rights of Surf) and therefore applied the equity method. In order to present financial statements in accordance with accounting principles generally accepted in the United States, the Company has restated its financial statements as detailed below, with respect to its investments in Surf which was previously accounted for based on the cost method, to accounting for it according to the equity method of accounting (see Item 4A).

As a result, net loss from the continuing operations for 2003 amounted to $2,057,000 compared with $813,000 in 2002. On a per share basis, the net loss from the continuing operations in 2003 was $0.56 per share compared with a $0.26 net loss per share in 2002. (For details regarding computation of net loss per share, see Note 14d to the Consolidated Financial Statements.)

The net earnings related to the discontinuing operations for 2003 was $2,036,000 compared with a loss of $7,674,000 in 2002. The earnings of 2003 resulted from debt settlement with more than 95% of PacInfoSystems' external creditors for an amount which was significantly lower than the face value of the debt.

The total net loss for 2003 was $21,000, compared with $8,487,000 in 2002. On a per share basis, the net loss in 2003 was $0.01 per share compared with a $2.72 net loss per share in 2002.

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

Equity in losses of an affiliated company refers to investment in Surf which amounted to $570,000 in 2002 compared to $137,000 in 2001. The investment in a company is stated at equity method, since the Company has the ability to exercise significant influence over Surf and applied the equity method. In order to present financial statements in accordance with accounting principles generally accepted in the United States, the Company has restated its financial statements as detailed below, with respect to its investments in Surf which was previously accounted based on the cost method, to accounting for it according to the equity method of accounting (see Item 4A).

As a result of the foregoing, net loss from the continuing operations for 2002 amounted to $813,000 compared with $4,794,000 in 2001. On a per share basis, the net loss from continuing operations in 2002 was $0.26 per share compared with a $1.55 net loss per share in 2001.

The net loss related to the discontinuing operations for 2002 was $7,674,000 compared with $8,313,000 in 2001. On a per share basis, the net loss from the discontinuing operations in 2002 was $2.46 per share compared with a $2.68 net loss per share in 2001.

The total net loss for 2002 was $8,487,000, compared with $13,107,000 in 2001. On a per share basis, the net loss in 2002 was $2.72 per share compared with a $4.23 net loss per share in 2001.

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

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables' aging is between 60 to 70 days and our current liabilities' aging is approximately 60 days. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceeding.

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

5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2003:

                                  Payment due by period

                                      Less than 1                          More than 5
                           Total         year      1-3 years    3-5 years    years

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

8B.  SIGNIFICANT CHANGES

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

The following restated financial statements are filed as part of this Annual
Report:

                                                 PAGE
                                                 ----
Report of Independent Auditors                   F-2
Consolidated Balance Sheets                      F-3 - F-4
Consolidated Statements of Operations            F-5
Statement of Changes in Shareholders' Equity     F-6
Statements of Cash Flows                         F-7 - F-8
Notes to Consolidated Financial Statements       F-9 - F-33

The consolidated financial statements of Surf Communications Solutions Ltd., are also filed as part of this Annual Report.

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

4.2* Share Purchase Agreement, dated as of February 23, 2003, and Option
     Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant.

4.3* Share Purchase Agreement and Registration Rights Agreement, dated as of
     December 14, 2003, by and between Hillswood Holdings Limited and Vamos Inc. and the Registrant.

4.4* Services Agreement, dated as of April 15, 2003, between Cukierman & Co.
     Investment House Ltd., BOScom Ltd. and the Registrant.

4.5* Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004.

4.6* Securities Purchase Agreement, Master Security Agreement and Registration
     Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant.

4.7 Distribution Agreement, dated as of January 15, 2003, by and between Boscom Ltd. and Bosanova Inc.

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





* previously filed

                                   SIGNATURES



The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.



                  B.O.S. Better On-Line Solutions, Ltd.


/s/ Adiv Baruch                                      /s/ Nehemia Kaufman
-------------------------------------                -----------------------
Adiv Baruch                                          Nehemia Kaufman
President and Chief Executive Officer                Chief Financial Officer




Date: January 6, 2005

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

 CONSOLIDATED BALANCE SHEETS                                                  F3 - F4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                           F5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                   F6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                        F7 - F8

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                   F9 - F33


                             - - - - - - - - - - - -

ERNST & YOUNG            o    KOST FORER GABBAY & KASIERER             o    Phone:  972-3-6232525
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

     As described in Note 1e of the notes to the consolidated financial statements, the accompanying financial statements have been restated to correct amounts with respect to the Company's investment in an affiliated company.

     As discussed in the notes to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No.142,"Goodwill and Other Intangible Assets" see Note 2(k).

Tel-Aviv, Israel                                                  KOST FORER GABBAY & KASIERER
March 22,  2004,  Except  for note 1e, as to                    A Member of Ernst & Young Global
which the date is January 6,
2005

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                            DECEMBER 31,
                                                                                       ----------------------
                                                                                        2003*)        2002*)
                                                                                       -------       -------
    ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                                            $ 3,872       $ 5,246
  Restricted cash (Note 3)                                                                   -           700
  Marketable securities (Note 6)                                                         1,014           819
  Trade receivables (net of allowance for doubtful accounts of $ 171 in 2003 and
    $ 347 in 2002)                                                                       1,075         1,523
  Other accounts receivable and prepaid expenses (Note 4)                                  317           382
  Inventories (Note 5)                                                                     961           855
                                                                                       -------       -------

                                                                                         7,239         9,525
                                                                                       -------       -------
LONG-TERM INVESTMENTS:
  Long-term marketable securities (Note 6)                                               1,862         2,226
  Long-term prepaid expenses                                                                 -            15
  Severance pay funds                                                                      684           563
  Investment in an affiliated company (Note 7)                                           2,780         1,335
                                                                                       -------       -------

Total long-term investments                                                              5,326         4,139
                                                                                       -------       -------

PROPERTY AND EQUIPMENT, NET (Note 8)                                                       598           965
                                                                                       -------       -------

GOODWILL (Note 9)                                                                          741           741
                                                                                       -------       -------

ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)                                        119         1,115
                                                                                       -------       -------

                                                                                       $14,023       $16,485
                                                                                       =======       =======


*) Restated, see Note 1e.

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                         2003*)           2002*)
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

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY:
  Share capital (Note 12)-
    Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
      December 31, 2003 and 2002; Issued 4,167,509 and 3,177,264 shares at
      December 2003 and 2002, respectively; Outstanding: 4,162,126 and 3,171,881
      shares at December 2003 and 2002, respectively                                       4,309            3,690
  Additional paid-in capital                                                              43,247           41,319
  Treasury shares (5,383 Ordinary shares at December 31, 2003 and 2002)                     (150)            (150)
  Accumulated deficit                                                                    (36,865)         (36,844)
                                                                                        --------         --------

                                                                                          10,541            8,015
                                                                                        --------         --------

                                                                                        $ 14,023         $ 16,485
                                                                                        ========         ========

The accompanying notes are an integral part of the consolidated financial statements.

*) Restated, see Note 1e.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------
                                                                           2003*)           2002*)           2001*)
                                                                          --------         --------         --------
Revenues                                                                  $  5,728         $  9,441         $  6,042
Cost of revenues                                                             1,794            2,300            2,703
Non recurring royalty reversal (Note 14a)                                     (339)               -                -
                                                                          --------         --------         --------

Gross profit                                                                 4,273            7,141            3,339
                                                                          --------         --------         --------

Operating costs and expenses:
  Research and development                                                   2,129            2,182            2,746
  Less - grants and participation                                             (283)               -             (989)
  Sales and marketing                                                        2,178            3,705            4,811
  General and administrative                                                 1,317            1,697            1,425
  Restructuring and related costs                                              678                -              132
                                                                          --------         --------         --------

Total operating costs and expenses                                           6,019            7,584            8,125
                                                                          --------         --------         --------

Operating loss                                                              (1,746)            (443)          (4,786)
Financial income, net (Note 14b)                                               109              295              427
Other income (expenses) (Note 14c)                                              45              (95)            (298)
                                                                          --------         --------         --------

Loss before equity in losses of an affiliated company                       (1,592)            (243)          (4,657)
Equity in losses of an affiliated company                                      465              570              137
                                                                          --------         --------         --------
Net loss from continuing operations                                         (2,057)            (813)          (4,794)
                                                                          --------         --------         --------
Net income (loss) related to discontinued operations (Note 1c)               2,036           (7,674)          (8,313)
                                                                          --------         --------         --------


Net loss                                                                  $    (21)        $ (8,487)        $(13,107)
                                                                          ========         ========         ========

Basic and diluted net loss per share from continuing operations
  (Note 14d)                                                              $  (0.56)        $  (0.26)        $  (1.55)
                                                                          ========         ========         ========

Basic and diluted net income (loss) per share from discontinued
  operations (Note 14d)                                                   $   0.55         $  (2.46)        $  (2.68)
                                                                          ========         ========         ========


Basic and diluted net loss per share NIS 4.00 par value (Note 14d)        $  (0.01)        $  (2.72)        $  (4.23)
                                                                          ========         ========         ========


*) Restated, see Note 1e.

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF  SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                          TREASURY
                                                         NUMBER                 ADDITIONAL                 SHARES       TOTAL
                                                      OF ORDINARY     SHARE      PAID-IN    ACCUMULATED    HELD BY    SHAREHOLDERS'
                                                         SHARES      CAPITAL     CAPITAL     DEFICIT *)   A TRUSTEE     EQUITY*)
                                                        ---------   ---------   ---------    ---------    ---------    ---------
Balance at January 1, 2001                              3,102,264   $   3,628   $  41,216    $ (15,250)   $    (150)   $  29,444

  Stock based compensation                                      -           -           4            -            -            4
  Net loss                                                      -           -           -      (13,107)           -      (13,107)
                                                        ---------   ---------   ---------    ---------    ---------    ---------

Balance at December 31, 2001                            3,102,264       3,628      41,220      (28,357)        (150)      16,341

  Issuance of shares                                        3,750           3          27            -            -           30
  Issuance of shares related to the private
    placement in 2000                                      71,250          59          (1)           -            -           58
  Reversal of accrued issuance expenses                         -           -          66            -            -           66
  Stock based compensation related to warrants issued
    to service providers                                        -           -           7            -            -            7
  Net loss                                                      -           -           -       (8,487)           -       (8,487)
                                                        ---------   ---------   ---------    ---------    ---------    ---------

Balance at December 31, 2002                            3,177,264       3,690      41,319      (36,844)        (150)       8,015

  Issuance of shares related to share swap
    transaction                                           633,102         537       1,059            -            -        1,596
  Issuance of shares related to the private
    placement in 2003                                     357,143          82         846            -            -          928
  Stock based compensation related to warrants
    issued to service providers                                 -           -          23            -            -           23
  Net loss                                                      -           -           -          (21)           -          (21)
                                                        ---------   ---------   ---------    ---------    ---------    ---------

Balance at December 31, 2003                            4,167,509   $   4,309   $  43,247    $ (36,865)   $    (150)   $  10,541
                                                        =========   =========   =========    =========    =========    =========


*) Restated, see Note 1e.

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                             YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                                             DECEMBER 31,   DECEMBER      DECEMBER
                                                                               2003 *)     31, 2002 *)   31, 2001 *)
                                                                              --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                                                     $    (21)     $ (8,487)     $(13,107)
   Adjustments  to reconcile  net loss to net cash  provided by (used in)
     operating activities:
   Net loss (income) from discontinuing operations                              (2,036)        7,674         8,313
   Depreciation and amortization                                                   307           390           568
   Impairment of property and equipment                                            110            95             -
   Accrued severance pay, net                                                       36           (49)          (26)
   Amortization of premium on marketable securities                                101            89            28
   Interest on investment in affiliate                                               -             -           (42)
   Equity in losses of an affiliated company                                       465           570           137

   Capital loss from sale of property and equipment                                  6             -            32
   Gain on sale of marketable securities                                           (13)            -             -
   Stock  based  compensation  related  to  warrants  issued  to  service
     providers                                                                      23             7             4
   Decrease (increase) in trade receivables                                        448           (28)          832
   Decrease in other accounts receivable and prepaid expenses                      131           186           106
   Decrease (increase) in inventories                                             (106)         (548)        1,024
   Increase (decrease) in trade payables                                          (580)          596          (500)
   Increase  (decrease)  in  employees  and  payroll  accruals,  deferred
     revenues, accrued expenses and other liabilities                             (808)         (368)          961
                                                                              --------      --------      --------
 Net cash flows provided by (used in) continuing operations                     (1,937)          127        (1,670)
 Net cash provided by (used in) operating  activities from  discontinuing
   operations                                                                   (1,032)          728         2,576
                                                                              --------      --------      --------
 Net cash provided by (used in) operating activities                            (2,969)          855           906
                                                                              --------      --------      --------

 CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of property and equipment                                                (64)         (163)         (389)
 Proceeds from sale of property and equipment                                        8             9            23
 Purchase of other assets                                                            -             -            (4)
 Investment in long-term marketable securities                                    (971)         (196)       (2,912)
 Investment in an affiliated company                                              (155)            -        (2,000)
 Realization of (investment in) restricted cash                                    700          (700)            -
 Proceeds from sale of marketable securities                                     1,001             -             -
                                                                              --------      --------      --------
 Net cash  provided by (used in)  investing  activities  from  continuing
   operations                                                                      519        (1,050)       (5,282)
 Net cash used in investing activities from discontinuing operations                 -          (160)       (1,909)
                                                                              --------      --------      --------
 Net cash provided by (used in) investing activities                               519        (1,210)       (7,191)
                                                                              --------      --------      --------


 CASH FLOWS FROM FINANCING ACTIVITIES:

 Repayment of long-term loan                                                         -          (286)         (429)
 Proceeds from issuance of shares                                                  928            58             -
 Payment for acquisition of a subsidiary                                             -             -           (66)
 Issuance expenses related to investment in an affiliated company                 (159)            -             -
                                                                              --------      --------      --------
 Net cash  provided by (used in)  financing  activities  from
   continuing operations                                                           769          (228)         (495)
 Net cash used in financing activities from discontinuing operations               (47)       (3,216)       (1,095)
                                                                              --------      --------      --------
 Net cash provided by (used in) financing activities                               722        (3,444)       (1,590)
                                                                              --------      --------      --------
 Decrease in cash and cash equivalents                                          (1,728)       (3,799)       (7,875)
 Decrease  (increase)  in cash  and  cash  equivalents  of  discontinuing
   operations                                                                      354           720          (270)
 Cash and cash equivalents at the beginning of the year                          5,246         8,325        16,470
                                                                              --------      --------      --------
 Cash and cash equivalents at the end of the year                             $  3,872      $  5,246      $  8,325
                                                                              ========      ========      ========

*) Restated, see Note 1e.

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            YEAR ENDED      YEAR ENDED    YEAR ENDED
                                                                            DECEMBER 31,    DECEMBER 31,  DECEMBER 31,
                                                                               2003 *)        2002 *)      2001 *)
                                                                              ---------      ---------    ---------
      Supplemental disclosure of cash flow activities:
 (i)  Net cash paid during the year for:
        Interest                                                              $        1        $ 82        $570
                                                                              ==========        ====        ====
 (ii) Non-cash activities:
      Investment in an affiliated company against issuance of shares          $    1,755        $ 30        $  -
                                                                              ==========        ====        ====
      Reversal of issuance expenses payable                                   $        -        $ 66        $  -
                                                                              ==========        ====        ====

*) Restated, see Note 1e.

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

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

          The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operation are:


                                                            DECEMBER 31,
                                                        --------------------
                                                         2003          2002
                                                        ------        ------
Cash                                                    $   69        $  423
Trade receivables, other receivables and prepaid
  expenses                                                  18           597
Property and equipment, net                                 32            95
                                                        ------        ------

Assets of discontinued operation                        $  119        $1,115
                                                        ======        ======

Trade payables                                          $  299        $2,456
Accrued expenses and other liabilities                      75         1,675
                                                        ------        ------

Liabilities of discontinued operation                   $  374        $4,131
                                                        ======        ======

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


                                                         YEAR ENDED DECEMBER 31,
                                               -----------------------------------------
                                                 2003            2002             2001
                                               --------        --------         --------

                      Revenues                 $     25        $ 32,912         $ 53,168
                                               ========        ========         ========
                      Net income (loss)        $  2,036        $ (7,674)        $ (8,313)
                                               ========        ========         ========

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

     e.   Restatement of financial statements:

          The Company has restated its financial statements for 2001, 2002 and 2003 to reflect revised accounting treatment in its investment in an affiliated company, Surf Communications Solution LTD. ("Surf") as a result of an additional investment in an affiliated company that occurred during 2003. Following the restatement the Company accounted for its investment in an affiliated company under the equity method of accounting, which was previously accounted based on the cost method.

          In February 2003, the Company entered into an agreement with Catalyst Investors L.P. ("Catalyst") to issue Catalyst 633,102 Ordinary shares. In consideration for the issued shares, Catalyst granted 191,548 series C Preferred shares it held in Surf and additional voting rights of 124,936 Preferred C shares that increased the Company's voting rights from 10.7% to 23% of Surf. As a result of the Catalyst transaction, the Company has the ability to exercise significant influence over Surf. Consequently, the results of operations (current and prior periods presented), and retained earnings of the Company were adjusted retroactively in a manner consistent with the accounting for a step-by-step investment in an affiliated company. Since its investment in Common stock was reduced to zero in prior years, the Company recognized equity losses only with respect to its share in the Preferred C shares (8.4% since November 2001 through March 2003 and thereafter 15.7%), in accordance with EITF 99-10 "Percentage Used to Determine the Amount of Equity Method Losses"

          To adjust the investment according to the equity method, the Company recorded equity losses in the amounts of $ 465, $ 570 and $ 137 for the years 2003, 2002 and 2001 respectively. As a result, the Company reversed the impairment expense of $ 840 recorded in 2003 due to the fact that the equity losses recorded, reduced the carrying amount of the investment in Surf below its fair value. The accumulated equity losses net of the impairment expenses were $ 332.

          THE FOLLOWING TABLE SHOWS THE RECONCILIATIONS OF ALL AMOUNTS AS PREVIOUSLY REPORTED AND AS RESTATED:

                                                               YEAR ENDED
                                                           DECEMBER 31, 2003
                                                ----------------------------------------
                                              AS PREVIOUSLY
                                                REPORTED       RESTATEMENT    AS RESTATED
                                                ---------       ---------      ---------
Operating loss                                   (1,746)             -         (1,746)

Other income                                       (795)           840             45
Loss before equity in losses of an
  affiliated company                             (2,432)           840         (1,592)
Equity in losses of an affiliated company             -           (465)          (465)
Net loss from continuing operations              (2,432)           375         (2,057)
Net loss                                           (396)           375            (21)
Basic and diluted net income (loss) per
  share from continuing operations                (0.66)          0.10          (0.56)

Basic and diluted net loss per share              (0.11)          0.10          (0.01)

          Accordingly as of December 31, 2003 the investment in surf was reduced by $ 332.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 1:- GENERAL (CONT.)

                                                               YEAR ENDED
                                                           DECEMBER 31, 2002
                                               ------------------------------------------
                                              AS PREVIOUSLY
                                                 REPORTED      RESTATEMENT    AS RESTATED
                                               ------------   ------------   ------------
Operating loss                                     (443)             -           (443)

Equity in losses of an affiliated company             -           (570)          (570)
Net loss from continuing operations                (243)          (570)          (813)
Net loss                                         (7,917)          (570)        (8,487)
Basic and diluted net loss per share
  from continuing operations                      (0.08)         (0.18)         (0.26)

Basic and diluted net loss per share              (2.54)         (0.18)         (2.72)


                                                               YEAR ENDED
                                                            DECEMBER 31, 2001
                                               ------------------------------------------
                                             AS PREVIOUSLY
                                                REPORTED       RESTATEMENT    AS RESTATED
                                               ------------   ------------   ------------
Operating loss                                    (4,786)              -          (4,786)

Equity in losses of an affiliated company              -            (137)           (137)
Net loss from continuing operations               (4,657)           (137)         (4,794)
Net loss                                         (12,970)           (137)        (13,107)
Basic and diluted net loss per share
  from continuing operations                       (1.50)          (0.05)          (1.55)

Basic and diluted net loss per share               (4.18)          (0.05)          (4.23)


                                                             YEAR ENDED
                                                          DECEMBER 31, 2003
                                               ------------------------------------------
                                               AS PREVIOUSLY
                                                 REPORTED     RESTATEMENT    AS RESTATED
                                               ------------   ------------   ------------
Cash flows from operating activities:

Net loss                                           (396)           375            (21)
Equity in losses of an affiliated company             -           (465)          (465)
Impairment of investment in a company               840           (840)             -
Net cash flows used in continuing
  operations                                     (1,937)             -         (1,937)

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

                                                               YEAR ENDED
                                                            DECEMBER 31, 2002
                                               ------------------------------------------
                                               AS PREVIOUSLY
                                                 REPORTED     RESTATEMENT     AS RESTATED
                                               ------------   ------------   ------------
Cash flows from operating activities:
Net loss                                         (7,917)          (570)        (8,487)
Equity in losses of an affiliated company             -           (570)          (570)
Net cash flows provided by continuing
  operations                                        127              -            127


                                                               YEAR ENDED
                                                           DECEMBER 31, 2001
                                               ------------------------------------------
                                               AS PREVIOUSLY
                                                 REPORTED     RESTATEMENT     AS RESTATED
                                               ------------   ------------   ------------
Cash flows from operating activities:
Net loss                                         (12,970)           (137)        (13,107)
Equity in losses of an affiliated company              -            (137)           (137)
Net cash flows used in continuing
  operations                                      (1,670)              -          (1,670)


                                                     DECEMBER 31, 2003
                                         ---------------------------------------------
                                        AS PREVIOUSLY
                                           REPORTED        RESTATEMENT     AS RESTATED
                                         ------------      ------------   ------------
Investment in an affiliated company          3,112            (332)          2,780
Total long-term investments                  5,658            (332)          5,326
Total assets                                14,355            (332)         14,023
Accumulated deficit                        (36,533)           (332)        (36,865)

Total shareholders' equity                  10,873            (332)         10,541
Total liabilities and shareholders'
  equity                                    14,355            (332)         14,023


                                                       DECEMBER 31, 2002
                                         ----------------------------------------------
                                         AS PREVIOUSLY
                                           REPORTED         RESTATEMENT   AS RESTATED
                                         ------------      ------------   ------------
Investment in an affiliated company          2,042            (707)          1,335
Total long-term investments                  4,846            (707)          4,139
Total assets                                17,192            (707)         16,485
Accumulated deficit                        (36,137)           (707)        (36,844)

Total shareholders' equity                   8,722            (707)          8,015
Total liabilities and shareholders'
  equity                                    17,192            (707)         16,485

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


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

     i    Investment in an affiliated company:

          An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

          Investment in affiliated company represents investments in Ordinary shares and Preferred shares. The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses" (EITF No. 99-10"). Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular investee security held by the investor.

          The Company's investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). As of December 31, 2003, based on management's most recent analyses, no impairment losses have been identified.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     j.   Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                                %
                                                                        ------------------
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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

          Changes in the Company's product warranty during the year 2003 period are as follows:

Balance, beginning of the year                                  $ 174
Changes in warranties during the year                             (42)
                                                                ------
Balance, end of the year                                        $ 132

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

          Pro-forma disclosure is required by SFAS No. 123 , had the compensation expense for stock options granted under the Company's plans, been determined based on the fair value at the date of grant. The Company's net loss and loss per Ordinary share in 2003, 2002 and 2001 would have changed to the pro forma amounts shown below:

                                                                YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                       2003 *)          2002 *)          2001 *)
                                                      --------         --------         --------
Net loss as reported                                  $    (21)        $ (8,487)        $(13,107)

Deduct: stock-based compensation expense
   determined under fair value method for all
   awards                                                  124              341            1,187
                                                      --------         --------         --------

Pro forma net loss                                    $   (145)        $ (8,828)        $(14,294)
                                                      ========         ========         ========


Pro forma basic and diluted net loss per share        $  (0.04)        $  (2.83)        $  (4.61)
                                                      ========         ========         ========

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

          *)   Restated, see Note 1e

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                 DECEMBER 31,
                              -----------------
                              2003        2002
                              ----        ----
Government authorities        $ 62        $104
Prepaid expenses               107         189
Other                          148          89
                              ----        ----

                              $317        $382
                              ====        ====

NOTE 5:- INVENTORIES

                                                       DECEMBER 31,
                                                     ----------------
                                                     2003        2002
                                                     ----        ----
Raw materials (including packaging materials)        $299        $429
Products in progress                                  277         228
Finished products                                     385         198
                                                     ----        ----

                                                     $961        $855
                                                     ====        ====

          The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 300 as of December 31, 2003 and 2002.

NOTE 6:- MARKETABLE SECURITIES

          The following is a summary of held-to-maturity securities:

                                                              DECEMBER 31,
                      ---------------------------------------------------------------------------------------------
                                          2003                                               2002
                      -------------------------------------------      --------------------------------------------
                                                         ESTIMATED                                         ESTIMATED
                                   GROSS       GROSS       FAIR                    GROSS        GROSS        FAIR
                     AMORTIZED  UNREALIZED   UNREALIZED   MARKET     AMORTIZED   UNREALIZED  UNREALIZED     MARKET
                       COST        GAINS       LOSSES      VALUE       COST        GAINS       LOSSES        VALUE
                      -------     -------     -------     -------     -------     -------      -------      -------
HELD-TO-MATURITY:

Government debts      $   612     $     9     $     -     $   621     $ 1,036     $    17      $     -      $ 1,053
Corporate
   debentures           2,264          50           -       2,314       2,009           8          (35)       1,982
                      -------     -------     -------     -------     -------     -------      -------      -------
                      $ 2,876     $    59     $     -     $ 2,935     $ 3,045     $    25      $   (35)     $ 3,035
                      =======     =======     =======     =======     =======     =======      =======      =======

          Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2003 are:

                                                           ESTIMATED FAIR
                                           AMORTIZED COST   MARKET VALUE
                                               ------         ------
HELD-TO-MATURITY:

2004(short-term marketable securities)         $1,014         $1,027
2005                                            1,568          1,604
2006                                              294            304
                                               ------         ------

                                               $2,876         $2,935
                                               ======         ======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

          As a result of this investment, the Company has the ability to exercise significant influence over Surf and therefore applied the equity method. According to APB 18 when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

NOTE 8:- PROPERTY AND EQUIPMENT

                                              DECEMBER 31,
                                          ---------------------
                                           2003           2002
                                          ------         ------
Cost:
   Computers and software                 $1,798         $1,816
   Office furniture and equipment            532            682
   Leasehold improvements                    778            774
   Vehicles                                    6              6
                                          ------         ------

                                           3,114          3,278
                                          ------         ------
Accumulated depreciation:
   Computers and software                  1,561          1,398
   Office furniture and equipment            351            385
   Leasehold improvements                    598            526
   Vehicles                                    6              4
                                          ------         ------

                                           2,516          2,313
                                          ------         ------

Depreciated cost                          $  598         $  965
                                          ======         ======


          Depreciation expenses amounted to $ 307, $ 390 and $ 386 for the years ended December 31, 2003, 2002 and 2001, respectively.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

     b. The pro forma results of operations presented below for the years ended December 31, 2001, 2002 and 2003, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

                                                                YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                        2003 *)         2002 *)            2001 *)
                                                      ----------      ----------         ----------
Reported net loss                                     $      (21)     $   (8,487)        $  (13,107)
Goodwill amortization                                          -               -                182
                                                      ----------      ----------         ----------

Adjusted net loss                                     $      (21)     $   (8,487)        $  (12,925)
                                                      ==========      ==========         ==========

Basic net loss per share:
  Reported net loss                                   $    (0.01)     $    (2.72)        $    (4.23)
  Goodwill amortization                                        -               -               0.06
                                                      ----------      ----------         ----------

Adjusted basic and diluted net loss per share         $    (0.01)     $    (2.72)        $    (4.17)
                                                      ==========      ==========         ==========

          *)   Restated, see Note 1e

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                 DECEMBER 31,
                                             ---------------------
                                              2003           2002
                                             ------         ------
              Government of Israel           $  635         $  882
              Provision for warranty            132            174
              Other                             144            237
                                             ------         ------

                                             $  911         $1,293
                                             ======         ======

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

               Minimum future rental payments due under the above leases, at rates in effect at December 31, 2003, are as follows:

YEAR ENDED DECEMBER 31,
-------------------------------------
2004                                               $286
2005                                                185
                                                   ----

                                                   $471
                                                   ====

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

     b. In December 2003, the Company completed a private placement for the Company's Ordinary Shares with two European private investors. The Company issued to the investors 357,143 shares at a purchase price of $ 2.80, for consideration of $ 928 (net of $ 72 issuance expenses).

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

          The following is a summary of the Company's stock options granted to officers, directors, and employees among the various plans:

                                              YEAR ENDED DECEMBER 31,
                        --------------------------------------------------------------------
                                2003                    2002                    2001
                        --------------------    -------------------     -------------------
                                      WEIGHTED               WEIGHTED                WEIGHTED
                                      AVERAGE                AVERAGE                 AVERAGE
                          NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER     EXERCISE
                        OF OPTIONS     PRICE    OF OPTIONS    PRICE     OF OPTIONS    PRICE
                        ----------     -----    ----------    -----     ----------    -----
Options outstanding
   at beginning
   of year                211,929      16.00      243,380      16.48      224,740      21.16
Changes during the
   year:
   Granted                278,076       8.97       55,000       6.76       98,048       8.20
   Forfeited or
     cancelled            (63,753)     12.53      (86,451)     11.40      (79,408)     19.48
                         --------                --------                --------
Options outstanding
   at end of year         426,252      11.93      211,929      16.00      243,380      16.48
                         ========      =====     ========      =====     ========      =====
Options exercisable
   at the end of
   the year               194,926      20.36      169,054      16.24      127,293      18.32
                         ========      =====     ========      =====     ========      =====

          The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

                                                                             WEIGHTED
                    OPTIONS                       WEIGHTED     OPTIONS       AVERAGE
                  OUTSTANDING      WEIGHTED       AVERAGE    EXERCISABLE     EXERCISE
 RANGE OF            AS OF          AVERAGE      REMAINING      AS OF        PRICE OF
EXERCISE          DECEMBER 31,     EXERCISE     CONTRACTUAL  DECEMBER 31,     OPTIONS
  PRICE              2003            PRICE      LIFE (YEARS)    2003        EXERCISABLE
  -----             -------          -----         ----        ------          -----
 1.84-2.00          203,076           1.95         8.07             -              -
    6.80             39,168           6.80         7.78        35,918            6.8
   10.60              3,695          10.60         3.76         3,695          10.60
   14.00             14,000          14.00         3.27        14,000          14.00
17.00-18.00          45,988          17.83         5.27        45,988          17.83
   28.00            120,325          28.00         3.84        95,325          28.00
                    -------                                   -------
                    426,252          11.93         6.13       194,926          20.36
                    =======                     =======       =======        =======

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

     d.   Options issued to service providers:

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

          The Company's outstanding warrants to service providers as of December 31, 2003 are as follows:


                  WARRANTS FOR     EXERCISE
                    ORDINARY      PRICE PER    WARRANTS        EXERCISABLE
ISSUANCE DATE        SHARES         SHARE    EXERCISABLE          THROUGH
-------------        ------         -----    -----------          -------
October 2002         75,000        $   4.00     31,250        June 2011
December 2002           938        $   8.00        938        December 2005
December 2002           937        $   4.00        937        December 2005
March 2003            1,025        $   8.00      1,025        December 2005
March 2003            1,026        $   4.00      1,026        December 2005
                     ------                     ------
                     78,926                     35,176
                     ======                     ======

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

     d.   Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                              DECEMBER 31,
                                                         ----------------------
                                                          2003             2002
                                                         -------         -------
Net operating loss carryforward                          $ 5,975         $ 4,013
Reserves and allowances                                      105             598
                                                         -------         -------

Net deferred tax asset before valuation allowance          6,080           4,611
Valuation allowance                                       (6,080)         (4,611)
                                                         -------         -------

Net deferred tax asset                                   $     -         $     -
                                                         =======         =======

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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (CONT.)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                      ------------------------------------------
                                                                                       2003*)           2002*)           2001*)
                                                                                      --------         --------         --------
              b. Financial income:

                      Interest on bank deposits and marketable
                         securities                                                   $    158         $    243         $    504
                      Other (mainly translation gains)                                      48              140              330
                                                                                      --------         --------         --------

                                                                                           206              383              834
                                                                                      --------         --------         --------
                      Financial expenses:
                      In respect of long-term loans                                          -              (14)             (46)
                      Other (mainly translation losses)                                    (97)             (74)            (361)
                                                                                      --------         --------         --------

                                                                                           (97)             (88)            (407)
                                                                                      --------         --------         --------

                                                                                      $    109         $    295         $    427
                                                                                      ========         ========         ========
              c. Other income (expenses):
                      Capital loss from sale of property and
                         equipment                                                    $     (6)        $      -         $    (32)
                      Impairment of property and equipment                                   -              (95)               -

                      Prior year's royalties to the Israeli Chief
                         Scientist                                                           -                -             (100)
                      Legal settlement                                                       -                -             (111)
                      Other                                                                 51                -              (55)
                                                                                      --------         --------         --------

                                                                                      $     45         $    (95)        $   (298)
                                                                                      ========         ========         ========
              d. Loss per share:
                      1. Numerator:
                         Numerator for basic and diluted net
                            earnings (loss) per share -
                         Net loss from continuing operations                          $ (2,057)        $   (813)        $ (4,794)
                                                                                      ========         ========         ========
                         Net income (loss) from discontinued
                            operation                                                 $  2,036         $ (7,674)        $ (8,313)
                                                                                      ========         ========         ========

                         Net loss available to Ordinary shareholders                  $    (21)        $ (8,487)        $(13,107)
                                                                                      ========         ========         ========

                      2. Denominator (in thousands): Denominator for basic and
                         diluted net
                            earnings (loss) per share -

                         Weighted average number of shares                               3,683            3,117            3,102
                                                                                      ========         ========         ========

                     *) Restated, see Note 1e

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

               The following presents total revenues and long-lived assets for the years ended December 31, 2003, 2002 and 2001:



                                                 YEAR ENDED DECEMBER 31,
                      ----------------------------------------------------------------------------
                               2003                        2002                       2001
                      --------------------        --------------------        --------------------
                      TOTAL     * LONG-LIVED      TOTAL      *LONG-LIVED      TOTAL      *LONG-LIVED
                     REVENUES       ASSETS       REVENUES       ASSETS       REVENUES       ASSETS
                      ------        ------        ------        ------        ------        ------
 United States        $2,974        $    5        $4,989        $   10        $3,184        $  134
 Europe                1,198             -         2,148           154         1,491           184
 Israel                1,556         1,334         2,294         1,542         1,255         1,689
 Other                                   -            10             -           112             -
                      ------        ------        ------        ------        ------        ------

                      $5,728        $1,339        $9,441        $1,706        $6,042        $2,007
                      ======        ======        ======        ======        ======        ======

          *)   Long-lived assets comprise goodwill and property and equipment.

          b.   Product lines:

               Total revenues from external customers divided on the basis of the Company's product lines are as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------
                                                                       2003           2002           2001
                                                                      ------         ------         ------
                       Connectivity                                   $4,670         $7,156         $5,028
                       Software Utilities                                492          1,387            428
                       Voice over IP                                     566            898            586
                                                                      ------         ------         ------

                                                                      $5,728         $9,441         $6,042
                                                                      ======         ======         ======

          c.   Major customers data as a percentage of total revenues:

                     Customer A                                           52%             -              -
                                                                      ======         ======         ======
                     Customer B                                            2%            13%             -
                                                                      ======         ======         ======

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

               SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                                                                       PAGE
                                                                                                  --------------
REPORT OF INDEPENDENT AUDITORS                                                                          2

CONSOLIDATED BALANCE SHEETS                                                                           3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                                                   5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                                           6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                   7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                            8 - 20

ERNST & YOUNG            o    KOST FORER GABBAY & KASIERER             o    Phone:  972-3-6232525
                              3 Aminadav St.                                Fax:    972-3-5622555
                              Tel-Aviv 67067, Israel





                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                        SURF-COMMUNICATION SOLUTIONS LTD.


     We have audited the accompanying consolidated balance sheets of Surf-Communication Solutions Ltd. (the "Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of two wholly-owned subsidiaries, which statements reflect total assets constituting 7% and 12% as of December 31, 2002 and 2003, respectively, and total revenues constituting 27% and 36% of the related consolidated totals for the years ended December 31, 2002 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those subsidiaries is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
   April 4, 2004                              A Member of Ernst & Young Global

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                 DECEMBER 31,
                                             -------------------
                                              2002         2003
                                             ------       ------
  ASSETS

  CURRENT ASSETS:
    Cash and cash equivalents                $7,048       $3,552
    Short-term deposits                         121        1,124
    Trade receivables (Note 3)                  475          434
    Other accounts receivable (Note 4)          208          229
                                             ------       ------

  Total current assets                        7,852        5,339
                                             ------       ------

  LONG-TERM INVESTMENTS:
    Long-term deposits                           73           34
    Severance pay fund                          391          388
                                             ------       ------

  Total long-term investments                   464          422
                                             ------       ------

  PROPERTY AND EQUIPMENT, NET (Note 5)          818          471
                                             ------       ------

                                             $9,134       $6,232
                                             ======       ======




The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

                                                                                            DECEMBER 31,
                                                                                      ------------------------
                                                                                        2002            2003
                                                                                      --------        --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                      $    177        $    133
  Accrued expenses and other liabilities (Note 6)                                          609           1,042
                                                                                      --------        --------

Total current liabilities                                                                  786           1,175
                                                                                      --------        --------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                                    470             472
                                                                                      --------        --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY (Note 8):
  Ordinary shares of NIS 0.01 par value:
    Authorized: 15,631,286 shares as of December 31, 2002 and 2003; Issued and outstanding: 965,000 and 1,055,471 shares as of December 31, 2002 and
      2003, respectively                                                                     3               3
  Preferred shares of NIS 0.01 par value:
    Authorized: 4,368,714 shares as of December 31, 2002 and 2003; Issued and outstanding: 3,300,034 shares as of December 31, 2002 and 2003;
      Aggregate liquidation preference of $ 43,062 as of December 2002 and 2003              7               7
  Additional paid-in capital                                                            30,773          30,881
  Deferred stock compensation                                                             (207)           (181)
  Accumulated deficit                                                                  (22,698)        (26,125)
                                                                                      --------        --------

Total shareholders' equity                                                               7,878           4,585
                                                                                      --------        --------

                                                                                      $  9,134        $  6,232
                                                                                      ========        ========


The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                 YEAR ENDED
                                                 DECEMBER 31,
                                            ----------------------
                                             2002           2003
                                            -------        -------
   Revenues:
     Software licenses                      $   798        $ 1,242
     Royalties                                  310            161
                                            -------        -------

   Total revenues                             1,108          1,403
                                            -------        -------

   Cost of revenues:
     Software license                           687            522
     Royalties                                   71             41
                                            -------        -------

   Total cost of revenues                       758            563
                                            -------        -------

   Gross profit                                 350            840
                                            -------        -------

   Operating expenses:
     Research and development, net            3,797          2,035
     Selling and marketing (Note 10a)         2,518          1,486
     General and administrative                 640            577
     Non-recurring costs                        224            234
                                            -------        -------

   Total operating expenses                   7,179          4,332
                                            -------        -------

   Operating loss                             6,829          3,492
   Financial income, net (Note 10b)             (70)           (72)
   Other expenses                                10              -
                                            -------        -------

   Loss before income taxes                   6,769          3,420
   Income taxes                                   4              7
                                            -------        -------

   Net loss                                 $ 6,773        $ 3,427
                                            =======        =======


The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE AMOUNTS)

                                       ORDINARY SHARES        PREFERRED SHARES     ADDITIONAL  DEFERRED                    TOTAL
                                    ---------------------   ---------------------   PAID-IN      STOCK    ACCUMULATED  SHAREHOLDERS'
                                      SHARES     AMOUNT      SHARES      AMOUNT     CAPITAL   COMPENSATION   DEFICIT      EQUITY
                                    ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------
Balance as of January 1, 2002         965,000   $       3   2,308,475   $       5   $  22,624   $    (217)   $ (15,925)   $   6,490

Issuance of Preferred C shares, net         -           -     991,559           2       8,016           -            -        8,018
Deferred compensation related to
  options issued to employees               -           -           -           -         133        (133)           -            -
Amortization of deferred stock
  compensation                              -           -           -           -           -         143            -          143
Net loss                                    -           -           -           -           -           -       (6,773)      (6,773)
                                    ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance as of December 31, 2002       965,000           3   3,300,034           7      30,773        (207)     (22,698)       7,878

Deferred compensation related to
  options issued to employees               -           -           -           -         108         (78)           -           30
Amortization of deferred stock
  compensation                              -           -           -           -           -         104            -          104
Exercise of stock options              90,471   *)      -           -           -           -           -            -            -
Net loss                                    -           -           -           -           -           -       (3,427)      (3,427)
                                    ---------   ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance as of December 31, 2003     1,055,471   $       3   3,300,034   $       7   $  30,881   $    (181)   $ (26,125)   $   4,585
                                    =========   =========   =========   =========   =========   =========    =========    =========


*)  Represents an amount lower than $ 1.


The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                     ----------------------
                                                                                      2002           2003
                                                                                     -------        -------
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                          $(6,773)       $(3,427)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                                        490            382
     Increase (decrease) in accrued severance pay, net                                  (100)             5
     Loss on sale and write-off of property and equipment                                 10              -
     Amortization of deferred stock compensation                                         143            134
     Interest rate income on short-term deposits                                           -             (3)
     Decrease in trade receivables                                                     1,239             41
     Increase in other accounts receivable                                              (133)           (21)
     Decrease in trade payables                                                         (206)           (44)
     Increase (decrease)  in accrued expenses and other liabilities                   (1,679)           433
                                                                                     -------        -------

 Net cash used in operating activities                                                (7,009)        (2,500)
                                                                                     -------        -------

 CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                    (46)           (35)
   Long-term deposits                                                                     60             39
   Short-term bank deposit                                                                 -         (1,000)
                                                                                     -------        -------

 Net cash provided by (used in) investing activities                                      14           (996)
                                                                                     -------        -------

 CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of third party's loan                                                    (3,214)             -
   Proceeds from issuance of Preferred shares, net                                     8,018              -
                                                                                     -------        -------

 Net cash provided by financing activities                                             4,804              -
                                                                                     -------        -------

 Decrease in cash and cash equivalents                                                (2,191)        (3,496)
 Cash and cash equivalents at the beginning of the year                                9,239          7,048
                                                                                     -------        -------

 Cash and cash equivalents at the end of the year                                    $ 7,048          3,552
                                                                                     =======        =======
 NON-CASH ACTIVITY:

 Write-off of property against other liabilities                                     $    12        $     -
                                                                                     =======        =======

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     Surf-Communication Solutions Ltd. ("the Company") was incorporated and commenced its activities under the laws of Israel in 1996. The Company is a developer and global supplier of universal access and network convergence software solutions to the wireline and wireless telecommunications and data communications industries.

     The Company owns and controls 100% of its subsidiaries "Surf Communication Solutions Inc.". registered in the USA and " Surf Communication Solutions B.V." registered in Holland.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

          The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of the Company's operations is currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"). A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars ("dollar"). Financing activities including loans, equity transactions and cash investments, are made in U.S. dollars.

          The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("SFAS"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For the years ended December 31, 2002 and 2003, these expenses were immaterial (see Note 10b)

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

     e.   Short-term deposits:

          Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. The short-term deposits are presented at their cost, including accrued interest.

     f.   Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                %
                                                              ------
Computers and peripheral equipment                              33
Office furniture and equipment                                6 - 15
Motor vehicles                                                  15
Leasehold improvements                               over the term of the lease

          The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2003, no impairment losses have been identified.

     g.   Research and development costs:

          FASB No. 86, "Accounting for the Costs of Computer Software to be Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

          Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Income taxes:

          The Company accounts for income taxes in accordance with FASB No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     i.   Revenue recognition:

          The Company has adopted Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1,2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.

          To date, the Company has derived its revenue from licensing fees and royalties on its products, maintenance and support, and rendering of consulting services, including implementation, training and installation. The Company sells its products primarily through its direct sales force.

          Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met. The Company considers all arrangements with payment terms extending beyond 180 days not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer provided that all other revenue recognition criteria have been met.

          Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company is entitled to royalties from revenue sharing upon the sublicensing of the Company's products to end-users. Royalties out of revenue sharing arrangements are recognized when such royalties are reported to the Company.

          Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

          Revenues from software license that require significant customization, integration and installation are recognized using contract accounting on a percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract.

     j.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash, cash equivalents, short-term deposits and trade receivables.

          Cash and cash equivalents and short-term deposits are invested in major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the U.S., Europe and Asia. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

          The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

          The Company applies FASB 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" with respect to options issued to non-employees. FASB 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

     l.   Government grant:

          Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 257 in 2003. Total royalties, accrued or paid, amounted to $ 19 in 2003, and were recorded as part of the cost of goods sold.

     m.   Severance pay, net:

          The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance pay expenses for the years ended December 31, 2002 and 2003, amounted to approximately, $ 183 and $ 92, respectively.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, short-term loans and trade payables approximate their fair value due to the short-term maturity of such instruments.

          The carrying amount of the Company's long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.


NOTE 3:- TRADE RECEIVABLES

                                                               DECEMBER 31,
                                                            -------------------
                                                             2002         2003
                                                            ------       ------
                Accounts receivable                         $  605       $  486
                Less: allowance for doubtful accounts          130           52
                                                            ------       ------

                                                            $  475       $  434
                                                            ======       ======
NOTE 4:- OTHER ACCOUNTS RECEIVABLE

                 Government authorities                     $  163       $  186
                 Prepaid expenses and others                    45           43
                                                            ------       ------

                                                            $  208       $  229
                                                            ======       ======
NOTE 5:- PROPERTY AND EQUIPMENT

                 Cost:
                   Computers and peripheral equipment       $1,735       $1,780
                   Office furniture and equipment              271          256
                   Leasehold improvements                      180          188
                   Motor vehicles                               22           22
                                                            ------       ------

                                                             2,208        2,246
                                                            ------       ------
                 Accumulated depreciation:
                   Computers and peripheral equipment        1,243        1,577
                   Office furniture and equipment               64           93
                   Leasehold improvements                       72           91
                   Motor vehicles                               11           14
                                                            ------       ------

                                                             1,390        1,775
                                                            ------       ------

                 Depreciated cost                           $  818       $  471
                                                            ======       ======

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- ACCRUED EXPENSES AND OTHER LIABILITIES



                                                 DECEMBER 31
                                             -------------------
                                              2002         2003
                                             ------       ------
Accrued expenses and other liabilities       $   71       $  336
Employees and payroll accruals                  423          421
Deferred revenue                                 37          207
Provision for warranty costs                     78           78
                                             ------       ------

                                             $  609       $1,042
                                             ======       ======

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Lease commitments:

          The facilities of the Company and its subsidiaries are rented under operating leases, for periods ending in 2005. Future minimum lease commitments under non-cancelable leases for the years ended December 31, are as follows:

                        2004                209
                        2005                136
                                          -----

                                          $ 345
                                          =====

          Rent expenses for the years ended December 31, 2002 and 2003, amounted to $ 267 and $ 234, respectively.

     b.   Guarantees:

          The Company purchased bank guarantees in the amount of $ 100 as security for the rental of its facilities.

     c.   Royalties:

          The Company participated in a program sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Company had obtained a grant from the Office of the Chief Scientist of the Israeli ministry of Industry and Trade ("the OCS") aggregating to $ 257 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 8:- SHAREHOLDERS' EQUITY

     a.   Share capital:

                                                  DECEMBER 31,                                             DECEMBER 31
                                -------------------------------------------------------------       ---------------------------
                                             2002                            2003                      2002             2003
                                ---------------------------       ---------------------------       ----------       ----------
                                                 ISSUED AND                       ISSUED AND
                                AUTHORIZED      OUTSTANDING       AUTHORIZED      OUTSTANDING         LIQUIDATION PREFERENCE
                                ----------       ----------       ----------       ----------       ---------------------------
                                                NUMBER OF SHARES                                     U.S. DOLLARS IN THOUSANDS
                                -------------------------------------------------------------       ---------------------------
Shares of NIS 0.01par
value:

Ordinary shares (1)             15,631,286          965,000       15,631,286        1,055,471       $        -       $        -
Preferred "A" shares (2)           340,000          336,704          340,000          336,704            3,030            3,030
Preferred "A1" shares (2)          130,000          128,300          130,000          128,300            1,155            1,155
Preferred "B" shares (2)           169,500          169,500          169,500          169,500              250              250
Preferred "B1" shares (2)           18,834           18,834           18,834           18,834            2,250            2,250
Preferred "C" shares (2)         3,710,380        2,646,696        3,710,380        2,646,696           36,377           36,377
                                ----------       ----------       ----------       ----------       ----------       ----------

                                20,000,000        4,265,034       20,000,000        4,355,505       $   43,062       $   43,062
                                ==========       ==========       ==========       ==========       ==========       ==========

          In October 2001, the Company issued 2,428,432 Preferred "C" shares of NIS 0.01 par value each. 1,655,137 of those shares were fully paid for net proceeds in the amount of $ 14,488, of which $ 2,580 were received by conversion of bridge loans. The net proceeds for the remaining shares in the amount of $ 6,201, including an accumulated interest rate of $ 142, were accepted in November 2002.

          In March 2002, the Company issued additional 218,264 Preferred "C" shares to new investors for net proceeds of $ 1,817.

          The Company granted to the Preferred C investors and previous bridge loan lender a total of 866,297 warrants to purchase Preferred C shares at exercise prices between $ 7.33 and $ 9.16 per share, exercisable until four years from the grant date.

          (1) The Ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

          (2) The Preferred shares ("A", "A1", "B", "B1" and "C") have the same rights as the Ordinary shares (except for the Preferred "A1" and "B1" shares, which do not confer voting rights). In addition, the shares are convertible into Ordinary shares, have an aggregate preference in liquidation of $ 43,062 as of December 31, 2003 and 2002 and have veto rights in certain matters. The Preferred shares are convertible, at the holders' option, upon an IPO of the Company, into Ordinary shares.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 8:- SHAREHOLDERS' EQUITY (CONT.)

     b.   Stock Option Plans:

          Under the Company's 1999 and 2003 Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

          The 2003 Employee Stock Option Plan is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.

          As of December 31, 2003, an aggregate of 1,992,737 Ordinary shares of the Company are still available for future grant.

          Each option granted under the Plans is exercisable until ten years from the grant date. The exercise price of the options granted under the Plans may not be less than the nominal value of the shares, into which such options are exercised. Each option granted can be exercised to one Ordinary share of the Company. The options vest over one to four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

          In February 2002, 211,521 previously granted options with exercise prices ranging from $ 6 to $ 14 were repriced to par value of NIS 0.01, which resulted in a total compensation expense of $ 133, of which an amount of $ 87 was recognized in 2002 for the portion already vested, and the remaining amount of $ 46 was deferred to be recognized over the remaining vesting period ending in 2006.

          In July 2003, 175,155 previously granted options with an exercise price of $ 6 were repriced to par value of NIS 0.01 resulting in a total compensation expense of $ 108, of which 30 was recognized in 2003 for the portion already vested and $ 78 was deferred to be recognized over the remaining vesting period ending in 2006.

          A summary of the Company's stock option activity and related information is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                                     2002                           2003
                                            ---------------------         ----------------------
                                                          WEIGHTED                       WEIGHTED
                                            NUMBER         AVERAGE        NUMBER         AVERAGE
                                              OF          EXERCISE          OF           EXERCISE
                                            OPTIONS        PRICE          OPTIONS         PRICE
                                            -------        ------         --------        ------
Outstanding at the beginning of
the year                                    667,139        $  4.69         837,369        $ 1.93
  Granted                                   237,015        $  6            779,046        $    -
  Exercised                                       -        $    -          (90,471)       $    -
  Forfeited                                 (66,785)       $ 14           (145,887)       $ 2.23
                                         ----------                     ----------

Outstanding at the end of the year          837,369        $  1.93       1,380,057        $ 0.15
                                         ==========        =======      ==========        ======

Exercisable options                         305,502        $  0.57         502,838        $ 0.41
                                         ==========        =======      ==========        ======

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 8:- SHAREHOLDERS' EQUITY (CONT.)

          The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:


                                         OPTIONS      WEIGHTED                    OPTIONS
                                       OUTSTANDING     AVERAGE      WEIGHTED    EXERCISABLE   EXERCISE
                                          AS OF       REMAINING     AVERAGE        AS OF      PRICE OF
                         EXERCISE      DECEMBER 31,  CONTRACTUAL    EXERCISE    DECEMBER 31,   OPTIONS
                          PRICE           2003          LIFE         PRICE          2003      EXERCISABLE
                        ----------     ----------    ----------    ----------   ----------    ----------
                      $    0.01-1.36    1,360,457         8        $   0.03      483,238      $     0.08
                      $     6-9.75         14,100         6        $   7.33       14,100      $     7.33
                      $      10-14          5,500         5        $  13.64        5,500      $    13.64
                                       ----------                             ----------

                                        1,380,057                                502,838
                                       ==========                             ==========

     c.   Options issued to consultants:

          1. The Company's outstanding options to consultants as of December 31, 2002, are as follows:

                                          OPTIONS FOR       EXERCISE PRICE        OPTIONS
         ISSUANCE DATE                  ORDINARY SHARES       PER SHARE         EXERCISABLE
-------------------------------------  -----------------  ------------------  ----------------

April 1998                                    22,012           $   1.36            22,012
                                              ======           ========            ======

          2. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2002 and 2003: risk-free interest rates of 0%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0 for each year, and a weighted-average expected life of the options of approximately 4 years.

     d.   Dividends:

          In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.


NOTE 9:- TAXES ON INCOME

     a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

          Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 9:- TAXES ON INCOME (CONT.)

     b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

          The Company's production facilities were granted the status of "Approved Enterprise", under the law. According to the provisions of said law, the Company elected the "alternative benefits" and waived Government grants, in return for a tax exemption. Income derived from the "Approved Enterprise" will be tax exempt for a period of ten years, commencing with the year in which the Company first earns taxable income. The period of benefits has not yet commenced.

          Two expansion projects have been granted "Approved Enterprises" status under the Law.

          The two expansion programs are as follows:

          1. In December 1997, the Company received approval for the first program, which entitles the Company to a ten-year tax exemption period. The period of benefits for this expansion has not yet commenced.

          2. In July 2001, the Company received approval for the second program of its "Approved Enterprises". This program entitles the Company to a ten-year tax exemption period. The period of benefits for this expansion has not yet commenced.

          The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

          In the event of a distribution of such tax-exempt income as cash dividend in a manner other than in the complete liquidation of the Company, the Company will be taxed at the rate of 10% to 25% on the amount distributed (based on the percentage of foreign ownership in each taxable year).

          The period of tax benefits described above is limited to 12 years from the commencement of production, or 14 years from date of approval, whichever is earlier.

          Income from sources other than the "Approved Enterprise" will be taxable at the regular tax rate of 36%.

          The Law also allows the Company to claim accelerated depreciation on machinery and equipment used by the "Approved Enterprise", during five tax years.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 9:- TAXES ON INCOME (CONT.)

     c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

          The Company is qualified as an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual installments.

     d.   Net operating losses carryforward:

          As of December 31, 2003, the Company's operating loss carryforward amounted to approximately $ 16,235, which can be carried forward and offset against taxable income in the future for an indefinite period.

          As of December 31, 2003, the U.S. subsidiary's operating loss carryforward amounted to approximately $ 3,789, which can be carried forward and offset against taxable income for 20 years no later than 2022.

NOTE 10:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Selling and marketing expenses, net:

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                           2002           2003
                                                                          -------        -------
                       Salaries                                           $ 1,128        $   856
                       Advertising                                             74             47
                       Other                                                1,316            583
                                                                          -------        -------

                                                                          $ 2,518        $ 1,486
                                                                          =======        =======

     b.   Financial income, net:

                       Financial expenses:
                         Interest                                         $     8        $    12
                         Foreign currency remeasurement differences            29            107
                                                                          -------        -------

                                                                               37            119
                                                                          -------        -------
                       Financial income:
                         Interest                                              84             74
                         Foreign currency remeasurement differences            23            117
                                                                          -------        -------

                                                                              107            191
                                                                          -------        -------

                                                                          $   (70)       $   (72)
                                                                          =======        =======

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 11:- RELATED PARTIES TRANSACTIONS AND BALANCES

          The balances with and the revenues derived from related parties were as follows:

          a.   Balances with related parties:

                                                YEAR ENDED
                                                DECEMBER 31,
                                              ---------------
                                              2002      2003
                                              ----      ----

          Texas Instruments *)                $ 38      $  -
                                              ====      ====

          b.   Revenues from related parties:

                                                YEAR ENDED
                                                DECEMBER 31,
                                              ---------------
                                              2002      2003
                                              ----      ----
                      Texas Instruments       $ 91      $  -
                      Motorola Inc.             -         51
                                              ----      ----

                                              $ 91      $ 51
                                              ====      ====
          c.   Expenses to related parties:

                        Motorola Inc.         $ 11      $  -
                                              ====      ====

          *)   The balance is unlinked and bears no interest.