Form 20-F/A
period 2003-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2005-02-28
CIK 1005516

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO

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

                          Item 17 [_]     Item 18 [X]

                                    EXPLANATORY NOTE

This Amendment no. 2 to the Annual Report on Form 20-F for the year ended December 31, 2003, of B.O.S Better On-Line Solutions Ltd. (the "Company") includes the consolidated financial statements of Surf Communication Solutions Ltd. ("Surf"), as well as the reports of the independent auditors of Surf and its subsidiaries, Surf Communication Solutions, Inc. and Surf Communication Solutions BV.



ITEM 18: FINANCIAL STATEMENTS

The restated financial statements of the Registrant have been previously filed in Amendment No. 1 of Form 20-F.

The consolidated financial statements of Surf Communication Solutions Ltd., are also filed as part of this Annual Report.

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

4.7* Distribution Agreement, dated as of January 15, 2003, by and between Boscom
     Ltd. and Bosanova Inc.

8.1 List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1 Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

10.2 Consent of Walter Fey, CPA.

10.3 Consent of Mazars Paardekooper Hoffman.

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

* previously filed

                                   SIGNATURES


The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its annual report on its behalf.



                  B.O.S. Better On-Line Solutions, Ltd.


/s/ Adiv Baruch                                      /s/ Nehemia Kaufman
---------------                                      -------------------
Adiv Baruch                                          Nehemia Kaufman
President and Chief Executive Officer                Chief Financial Officer



Date: February 28, 2005

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

Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
   April 4, 2004                              A Member of Ernst & Young Global

                                 WALTER FEY, CPA
                             366 Mass Ave, Suite 303
                               Arlington, MA 02474
                               TEL (781) 641-9889


To the Board of Directors and shareholders
Surf Communication Solutions, Inc.
495 Old Connecticut Path, Suite 320
Framingham, MA 01701



                          INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheets of Surf Communication Solutions, Inc. as of December 31, 2003 and 2002 and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that, I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

As explained in Note D to the financial statements, certain related party transactions with the Company's parent have not been recorded in the financial statements. U.S. generally accepted accounting principles require such related party transactions to be recorded at their fair value at the date they were incurred. It was not practical to determine the effects of the unrecorded related party transactions on the financial statements.

In my opinion, except for the effects of not recording certain related party transactions, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Surf Communication Solutions, Inc. as of December 31, 2003 and 2002 and the results of its operations and changes in cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



/S/ Walter Fey

January 16, 2004

                                AUDITOR'S REPORT

INTRODUCTION

We have audited the accompanying balance sheets of Surf Communication Solutions BV. (the "Company") as of December 31, 2002 and 2003, and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


SCOPE

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


OPINION

In our opinion, based on our audit, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Amsterdam, April 2, 2004

/S/ MAZARS PAARDEKOOPER HOFFMAN

MAZARS PAARDEKOOPER HOFFMAN

F.D.N. Walta RA

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