Form 20-F
period 2004-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2005-06-27
CIK 1005516

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-14184

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.

             (Exact name of Registrant as specified in its charter)

                                     ISRAEL

                 (Jurisdiction of incorporation or organization)

           BEIT RABIN, TERADYON INDUSTRIAL PARK, MISGAV, 20179, ISRAEL

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

                             (Title of each class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

               ORDINARY SHARES, NOMINAL VALUE NIS 4.00 PER SHARE

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

       4,737,703 ORDINARY SHARES, NOMINAL VALUE NIS 4.00 PER SHARE, AS OF

                               DECEMBER 31, 2004


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [ ]     Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

PART  I.........................................................................................    1

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...................................    1

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE.................................................    1

ITEM 3: KEY INFORMATION REGARDING B.O.S. .......................................................    1

ITEM 4: INFORMATION ON THE COMPANY..............................................................   14

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................   29

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................   41

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................   51

ITEM 8: FINANCIAL INFORMATION...................................................................   55

ITEM 9: THE OFFER AND LISTING...................................................................   55

ITEM 10: ADDITIONAL INFORMATION.................................................................   57

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK..............................   71

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.................................   72

PART II.........................................................................................   73

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES........................................   73

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...........   73

ITEM 15: CONTROLS AND PROCEDURES................................................................   73

ITEM 16: [RESERVED].............................................................................   73

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT......................................................   73

ITEM 16B: CODE OF ETHICS........................................................................   73

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES................................................   73

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............................   74

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS................   74

PART III........................................................................................   75

ITEM 17: FINANCIAL STATEMENTS...................................................................   75

ITEM 18: FINANCIAL STATEMENTS...................................................................   75

ITEM 19: EXHIBITS...............................................................................   75

SIGNATURES......................................................................................   77

                                     PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3: KEY INFORMATION REGARDING B.O.S.

Unless the context in which such terms are used would require a different meaning, all references to "BOS", "we", "our" or the "Company" refer to B.O.S. Better Online Solutions Ltd.

3A. SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for B.O.S. Better On-Line Solutions Ltd. set forth below with respect to the years ended December 31, 2004, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004 and 2003, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2001 and 2000, and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 were audited by Kost, Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global, while the financial statements for the year ended December 31, 2000 was audited by Somekh Chaikin, an independent registered public accounting and members of KPMG International. The selected consolidated financial data presented below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Notes to the Financial Statements included in this Form 20-F.

On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

STATEMENT OF OPERATIONS DATA: (IN US THOUSANDS OF DOLLARS WITH THE EXCEPTION OF PER SHARE DATA)

YEAR ENDED DECEMBER 31:             2004       2003       2002       2001      2000
-----------------------             -----      -----      -----      -----      -----
Revenues                            8,282      5,728      9,441      6,042      7,294
Cost of revenues                    4,608      1,455      2,300      2,703      2,399
                                    -----      -----      -----      -----      -----
GROSS PROFIT                        3,674      4,273      7,141      3,339      4,895
OPERATING EXPENSES:

Research and development, net       1,804      1,846      2,182      1,757      2,177
Selling and marketing               1,706      2,178      3,705      4,811      4,185
General and administrative          1,705      1,317      1,697      1,425      2,279
Restructuring costs                     -        678          -        132         83
                                    -----      -----      -----      -----      -----
TOTAL OPERATING EXPENSES            5,215      6,019      7,584      8,125      8,724

OPERATING LOSS:                    (1,541)    (1,746)      (443)    (4,786)    (3,829)

Financial income (expense), net      (158)       109        295        427        639
Other income (expenses)                 -         45        (95)      (298)      (479)
                                    -----      -----      -----      -----      -----
LOSS BEFORE EQUITY IN LOSSES OF
AN AFFILIATED COMPANY              (1,699)    (1,592)      (243)    (4,657)    (3,669)
Taxes on income                       (20)         -          -          -          -
Equity in losses of an
   affiliated company                (308)      (465)      (570)      (137)    (1,283)
Minority interest in earnings of
   a subsidiary                       (17)         -          -          -          -
                                    -----      -----      -----      -----      -----
Loss from continuing operations     (2044)    (2,057)      (813)    (4,794)    (4,952)
Net earning (loss) related to
   discontinued operations             (9)     2,036     (7,674)    (8,313)    (2,743)

                                    -----      -----      -----      -----      -----
NET LOSS                           (2,053)       (21)    (8,487)   (13,107)    (7,695)
                                   ======        ===     ======    =======     ======
Basic and diluted net loss per
   share from continuing
   operations                     $ (0.44)   $ (0.56)   $ (0.26)   $ (1.55)   $ (1.66)
                                  =======    =======    =======    =======    =======
Basic and diluted net earning
   (loss) per share related to
   discontinued operations        $  0.00    $  0.55    $ (2.46)   $ (2.68)   $ (0.92)
                                  =======    =======    =======    =======    =======
Basic and diluted net loss per
   share                          $ (0.44)   $ (0.01)   $ (2.72)   $ (4.23)   $ (2.58)
                                  =======    =======    =======    =======    =======
Weighted average number of
   shares used in computing
   basic and diluted net earning
   (loss) per share                 4,631      3,683      3,117      3,097      2,982
                                  =======    =======    =======    =======    =======

YEAR ENDED DECEMBER 31,
-------------------------------
BALANCE SHEET HIGHLIGHTED DATA:    2004       2003      2002      2001      2000
-------------------------------    -----     -----     -----     -----     -----
Cash and Cash Equivalents          2,578     3,872     5,246     8,325    16,470

Working Capital (*)                5,256     5,082     5,980     7,008    17,378

Total Assets                      22,485    14,023    17,192    31,144    46,128

Short-term banks loan and
current maturities of
long-term bank loans and
convertible note                   1,997         -         -       286       429

Long-term liabilities              3,380       951       794       794     1,049

Minority interest in a
subsidiary                           809         -         -         -         -

Shareholders' equity              10,048    10,541     8,015    16,341    29,444

(*)Working capital comprises
of:

Current assets                    13,267     7,239     9,525    10,677    20,795

Less: current liabilities          8,011     2,157     3,545     3,669     3,417
                                   -----     -----     -----     -----     -----
                                   5,256     5,082     5,980     7,008    17,378
                                   =====     =====     =====     =====    ======

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

Risks relating to our business:

OUR SALES IN THE US DEPEND ON ONE MASTER DISTRIBUTOR. IN THE EVENT THAT WE ENCOUNTER PROBLEMS WORKING WITH THE MASTER DISTRIBUTOR, WE MAY EXPERIENCE AN INTERRUPTION IN SALES UNTIL AN ALTERNATIVE SOURCE OF DISTRIBUTION CAN BE FOUND, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Up until the fourth quarter of 2002, we marketed our BOScom products in the USA through a US subsidiary (the BOS US division of PacInfo). Currently, we market our products in the USA through one master distributor. In 2004, sales of our BOScom products in the US market accounted for 39% of our sales. In the event that we encounter problems working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect our business.

IN 2004 WE COMPLETED THE ACQUISITIONS OF MOST OF THE ASSETS OF QUASAR COMMUNICATION SYSTEMS LTD. (WHICH WERE TRANSFERRED TO OUR SUBSIDIARY, QUASAR TELECOM (2004) LTD. ("QUASAR TELECOM")) AND A CONTROLLING STAKE OF ODEM ELECTRONIC TECHNOLOGIES 1992 LTD. ("ODEM"). THE INTEGRATION MAY INTERRUPT THE ACTIVITIES OF ONE OR MORE OF THE COMBINED COMPANIES AND COULD HAVE AN ADVERSE EFFECT ON THE BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY.

The abovementioned acquisitions involved the integration of companies that had previously operated independently. The difficulties of combining the companies' operations included, and continue to be, but are not limited to: the necessity of coordinating geographically separate organizations and integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of one or more of the combined company's businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

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

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than ours. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products, than us.

IN LATE 2002 WE DECIDED TO WIND UP THE BUSINESS OF OUR SUBSIDIARY, PACIFIC INFORMATION SYSTEMS, INC. ("PACINFO"), DUE TO ITS SEVERE FINANCIAL SITUATION. PACINFO HAS ALREADY SETTLED WITH A MAJORITY OF ITS EXTERNAL CREDITORS.

The wind up process was accompanied by settlements with a majority of PacInfo's creditors, however, there can be no assurance that such a settlement will be reached with the remainder of the creditors, thus resulting in additional costs to the Company.

Furthermore, certain actions involving PacInfo, if occurred before the end of 2003, may have triggered a tax event for PacInfo former owners (the "Sellers"), who sold PacInfo to the Company in 1998. In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event we are required to loan such sum to the Sellers, we may also be required to reimburse the Sellers for certain interest on taxes that they may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in our obligation to loan the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse affect on our business condition and results of operations.

IF ACTUAL MARKET CONDITIONS PROVE LESS FAVORABLE THAN THOSE PROJECTED BY MANAGEMENT, ADDITIONAL INVENTORY WRITE-DOWNS MAY BE REQUIRED

Inventories may be written down for estimated obsolescence based upon assumptions about future demand and market conditions and could adversely affect our business condition and results of operations. As of December 31, 2004, inventory is presented net of $300,000 general provision for technological obsolescence and slow moving items (see also Note 4 to the Consolidated Financial Statements).

REDUCTION IN CONNECTIVITY FEES MAY ADVERSELY AFFECT OUR SALES OF CELLULAR COMMUNICATION GATEWAYS.

Our cellular communication gateways, based on the technology we had purchased from Quasar Communication Systems Ltd. in September 1994, are used, among other things, to reduce those costs of cellular calls related to the connectivity between the cellular network and the Public Switched Telephony Network ("PSTN"), known as connectivity fees. A reduction in such connectivity fees may decrease the appeal of our cellular communication gateways and adversely affect our revenues generated by these products.

WE HAVE HAD A HISTORY OF LOSSES AND OUR FUTURE LEVELS OF SALES AND ABILITY TO ACHIEVE PROFITABILITY ARE UNPREDICTABLE.

We have incurred net losses of approximately $2.1 million in 2004, $21 thousand in 2003 and $8.5 million in 2002. As of December 31, 2004, we had an accumulated deficit of approximately $39.1 million. Our ability to maintain and improve future levels of sales and profitability depends on many factors.

These factors include:

     o    the continued demand for our existing products;

     o    our ability to develop and sell new products to meet customer needs;

     o management's ability to control costs and successfully implement our business strategy; and

     o    our ability to manufacture and deliver products in a timely manner.

There can be no assurance that we will experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

WE DEPEND ON CERTAIN KEY PRODUCTS FOR THE BULK OF OUR SALES AND IF SALES OF THESE PRODUCTS DECLINE, IT WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

Our IBM midrange related products account for most of our gross profit. We anticipate that our IBM midrange related products will continue to account for a significant portion of our sales and profitability. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products) (see Item 4B). Although our revenues in this sector have decreased as a result, in comparison to other players in this field, we have fared quite well, but there can be no assurance that we will continue to do so.

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

We established our subsidiary Lynk, a Division of B.O.S. Ltd., which is now known as BOScom, for the purpose of developing, manufacturing and marketing new products for remote networking connectivity and VOIP. However, the VOIP market has been unstable and vulnerable over the past years, and competing in such a market may be a risky endeavor. The VOIP market has suffered from low image due to availability, reliability and quality problems. As such, there can be no assurance that we will realize significant revenues from products developed and introduced by BOScom.

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

WE HAVE LIMITED EXPERIENCE IN MAKING ACQUISITIONS.

We may wish to pursue the acquisition of businesses, products and technologies that are complementary to ours. However, to date, our management has had limited experience in making acquisitions. In June 1998, we acquired PacInfo, which was based in Portland, Oregon, and in 2001 PacInfo acquired Dean Technologies LLC ("Dean Tech"), which was based in Grapevine, Texas. Both businesses have since ceased operations. In September 2004, we acquired the majority of the assets of Quasar Communications Systems Ltd., and in November 2004 we acquired 63.8% of the outstanding shares of Odem Electronic Technologies 1992 Ltd. from its existing shareholders. Acquisitions involve a number of other risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

THE MEASURES WE TAKE IN ORDER TO PROTECT OUR INTELLECTUAL PROPERTY MAY NOT BE EFFICIENT OR SUFFICIENT.

Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secret, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Much of our proprietary information is not patentable. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Additionally, there are risks that arise from the use of intranet networks and the Internet. Although we utilize firewalls and protection software, we cannot be sure that our proprietary information is secured against penetration. Such penetration, if occurs, could have an adverse affect on our business.

WE RELY ON CERTAIN KEY SUPPLIERS FOR THE SUPPLY OF COMPONENTS IN OUR PRODUCTS.

We purchase certain components and subassemblies used in our existing products from a single supplier or a limited number of suppliers. In the event that any of our suppliers or subcontractors becomes unable to fulfill our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained, although we are of the opinion that the level of inventory held by us would probably be sufficient to cover such a period.

FLUCTUATIONS IN OUR OPERATING RESULTS COULD RESULT IN LOWERED PRICES.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive.

WE HAVE LIMITED CAPITAL RESOURCES AND WE MAY ENCOUNTER DIFFICULTIES RAISING CAPITAL.

The continued expansion into the Communication and Electronic Components segment will require additional resources and especially working capital. Our efforts to obtain a significant credit line from a financial institution have not been successful, and therefore we plan to raise additional capital and/or to enter into strategic alliances. However, the Communication market has been unstable and vulnerable and we may encounter difficulties raising capital. If our efforts to raise capital do not succeed, our efforts to increase the business and to compete with our competitors may be seriously jeopardized, thus having a materially adverse effect on our business.

THERE CAN BE NO ASSURANCE THAT WE WILL NOT BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY (A "PFIC").

Based upon its current and projected income, assets and activities, we do not believe that at this time the Company is a passive foreign investment company (a "PFIC") for US federal income tax purposes, but there can be no assurance that we won't be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a "qualified electing fund" election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing US shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to US shareholders if we are subsequently determined to be a PFIC.

WE MAY BE REQUIRED TO PAY STAMP TAXES ON DOCUMENTS EXECUTED BY US ON OR AFTER JUNE 2003.

The Israeli Stamp Tax on Documents Law, 1961, or the "Stamp Tax Law", provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

Currently, the Israeli High Court of Justice is considering a petition concerning the abovementioned amendment to the Stamp Tax Law and the enforcement actions taken by the Israeli tax authorities. In addition, recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.

WE HAVE SIGNIFICANT SALES WORLDWIDE AND COULD ENCOUNTER PROBLEMS IF CONDITIONS CHANGE IN THE PLACES WHERE WE MARKET OUR PRODUCTS.

We have sold and intend to continue to sell our products in markets through distributors in North America, Europe and Asia.

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

IF WE ARE FORCED TO REPAY OUR SECURED CONVERTIBLE NOTE IN CASH, WE MAY NOT HAVE ENOUGH CASH TO FUND OUR OPERATIONS AND MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING.

Our secured convertible term note issued in June 2004, contains certain provisions and restrictions, which if violated, could result in the full principal amount together with interest and other amounts becoming immediately due and payable in cash. If such an event occurred and if the holder of such note demanded repayment, we might not have the cash resources to repay such indebtedness when due. The note is repayable in 33 monthly installments commencing on October 1, 2004, with principal payments which start at $20,000 and increase to $73,600. Subject to certain conditions, the monthly principal and interest payment on the note may be paid in cash or ordinary shares. If we make the payments on the note in cash rather than ordinary shares, it would reduce the amount of cash available to fund operations. Also, in connection with the issuance of the note, we agreed to certain restrictions upon incurring additional indebtedness such as in case of certain mergers and acquisitions. The existence of debt service obligations and the terms and anti-dilution provisions of the note may limit our ability to obtain additional financing on favorable terms, or at all.

IF THE INVESTOR IN OUR CONVERTIBLE NOTE FINANCING CONVERTS OR EXERCISES ITS WARRANTS, OR IF WE ELECT TO PAY PRINCIPAL AND/OR INTEREST ON THE NOTE WITH OUR ORDINARY SHARES, OUR EXISTING SHAREHOLDERS WILL BE DILUTED. IN ADDITION, SALES OF SUBSTANTIAL AMOUNTS OF OUR ORDINARY SHARES COULD CAUSE THE MARKET PRICE TO GO DOWN.

To the extent that the note is converted and/or the warrants that were issued with the note are exercised, a significantly greater number of our ordinary shares will be outstanding and the interests of our existing shareholders will be diluted. If these additional shares are sold into the market, it could decrease the market price of our ordinary shares and encourage short sales although the purchaser of the note has agreed to not engage in short sales of our ordinary shares. Short sales and other hedging transactions could place further downward pressure on the price of our ordinary shares. We cannot predict whether or how many of our ordinary shares will become issuable as a result of these provisions. Additionally, we may elect to make payments of principal of and interest on the note in ordinary shares, which could result in increased downward pressure on our share price and further dilution to our existing shareholders.

Risks related to our location in Israel:

POLITICAL, ECONOMIC, AND SECURITY CONDITIONS IN ISRAEL AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS OR PROVIDE OUR SERVICES.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the "peace process" with the Palestinians is uncertain and has deteriorated due to Palestinian violence. Furthermore, the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remains a constant fear. The past four years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the "peace process" or by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of the our officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since its incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

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

Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse affect on our business.

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

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist equal to 3.5% of sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits on the date the grants were received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry, Trade & Labor.

THE ANTI-TAKEOVER EFFECTS OF ISRAELI LAWS MAY DELAY OR DETER A CHANGE OF CONTROL OF THE COMPANY.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn't required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. Shares held by a party to the merger and certain of its affiliates are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies, provided that 30 days have elapsed since shareholder approval was received and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings, and no other shareholder owns a 25% stake in the Company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power at general meetings, unless someone else already holds 45% of the voting power. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These rules also do not apply if the acquisition is made by way of a merger.

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

Risks related to our ordinary shares:

OUR SHARE PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. Since January 2004 through May 2005, the daily closing price of our ordinary shares has ranged from $1.62 to $4.00 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

     o    actual or anticipated variations in our quarterly operating results;

     o announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

     o    increased market share penetration by our competitors;

     o announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     o    additions or departures of key personnel; and

     o    sales of additional ordinary shares.

In addition, the stock market in general, and stocks of technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

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

On August 30, 2004, we received notice from the Nasdaq Stock Market that our ordinary shares are subject to delisting from the Nasdaq National Market for failure to meet Nasdaq's minimum market value of publicly held shares requirement ($5 million) for continued listing on the National Market. On November 4, 2004 we were notified by Nasdaq that we have regained compliance with this requirement.

On January 25, 2005, we received notice from the Nasdaq Stock Market that we were not in compliance with the minimum $10 million shareholders' equity requirement for continued listing on the National Market. Following that notice, on January 28, 2005, we received an additional notice indicating that based on further review of our financial statements as they appeared in our filing on Form 6-K dated January 10, 2005, it was determined that the shareholders' equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore we were in compliance with the stockholders' equity requirement for continued listing on the National Market and the matter had been closed.

However, on June 2, 2005, the Company again received notice from the Nasdaq Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders' equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders' equity requirement for continued listing on the National Market. Therefore, the Nasdaq Staff is reviewing the Registrant's eligibility for continued listing on the Nasdaq National Market, and the Registrant has provided, as requested, its specific plan to achieve and sustain compliance with the listing requirements.

There can be no assurance that we will be able to meet and continue to meet these or other Nasdaq requirements to maintain our Nasdaq National Market listing, in which case we will have the right to apply for a transfer of our ordinary shares to the Nasdaq Small Cap Market.

ITEM 4: INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in Israel in 1990 as a private corporation under the Israeli Companies Ordinance, 1983. We design, integrate and test our products in our facilities in three locations in Israel. Our headquarters and manufacturing facilities are located at Teradyon Industrial Zone, Misgav 20179 Israel, telephone number 972-4-990-7555. The facilities of our subsidiaries (Odem and Quasar Telecom) are located in the center of Israel.

We are providing solutions that deliver connectivity between systems, systems and people, and people-to-people. We have enabled customers worldwide to move up seamlessly to new technologies and capabilities.

In January 2002, the Company changed its organizational structure. As part of this change, the Company 's marketing, development, production and support activities were sold to BOScom Ltd. (formerly named Lynk, a Division of B.O.S Ltd.), an Israeli subsidiary founded in 1995 (and which is a wholly-owned subsidiary since 2002).

We currently manage our operation through our subsidiaries:

a) BOScom that is engaged in Connectivity Solutions and Communication Solutions that are based on VoIP technology;

b) Quasar Telecom that is engaged in Communication Solutions that are based on cellular technology; and

c) Odem that is engaged in the supply of electronic components and solutions.

Commencing 2004, the Company manages its business, through its subsidiaries, in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and the supply of Electronic Components.

CONNECTIVITY SOLUTIONS focuses on emulation solutions for the popular IBM iSeries, enabling customers to extend its capabilities and life cycle. Our server and associated modules empower the iSeries, providing a scaleable solution for transparent expansion and growth. PrintBOS, an Output Management solution, provides design, print, distribution and archiving management solutions that are best-of-breed. PrintBOS enables customers to cut costs, enhance brand and marketing clout, and direct output to multiple distribution channels.

COMMUNICATIONS SOLUTIONS provides advanced migration solutions for a full range of telecom channels, including VoIP and cellular.

ELECTRONIC COMPONENTS are based on Odem Electronic Technologies 1992 Ltd. ("Odem") in which a controlling stake was acquired in 2004. Odem provides solutions in semiconductors, electronic components, CCD, imaging, networking, telecom and automation.

We constantly seeks growth opportunities by developing new marketing channels for our products in North America, Europe and emerging markets in Eastern Europe, Asia-Pacific and South America. We continues to raise funds from investors in order to expand operations and capitalize on merger and acquisition growth opportunities.

In September 2004, the Company entered into an agreement with Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways, to purchase the majority of the assets and liabilities of Quasar Communication Systems for an aggregate consideration of $539,000 by the issuance of 285,000 of the Company's ordinary shares. The assets and some of the liabilities of Quasar were transferred into Quasar Telecom (2004) Ltd. ("Quasar Telecom"), a wholly owned subsidiary of the Company (previously named Boslynk Ltd.). The results of Quasar Telecom's operations have been included in the consolidated financial statements since September 28, 2004. The acquisition enables the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

We are also the controlling shareholder of Odem, after purchasing on November 18, 2004, 63.8% of Odem's issued and outstanding shares from Odem's existing shareholders. The consideration for the Odem shares was $2,740,000, comprised of cash in the amount of $1,971,000 and $769,000 by the issuance of 290,532 of the Company's ordinary shares (subject to "lock-up" periods of 2 to 4 years). In addition, Odem's selling shareholders and the Company have certain put and call options, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or exercised and changes in the fair value will be charged to finance expenses. Odem, an Israeli company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market.

In addition, we have an interest in Surf Communications Solutions Ltd. ("Surf"), a developer and global supplier of universal access and network convergence software solutions to the wireline and wireless telecommunications and data communications industries. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf. At the same time, the Company converted its convertible loan in the amount of $1,042,000 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf's fair value as determined in the investment agreement. As a result of this private placement, the Company's holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

In March 2003, the Company purchased from Catalyst Investments L.P. ("Catalyst") most of the Surf shares held by Catalyst (191,548 of Catalyst's Preferred C shares in Surf, and a pro rata share of the Surf Preferred C warrants held by Catalyst), in consideration of $1,755,000 by the issuance of ordinary shares of the Company (representing 19.9% of its current outstanding shares pre-issuance, as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance). The Company has an option to purchase the remaining Catalyst Preferred C shares in Surf by January 31, 2006, and until such purchase has voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. The Company later assigned these voting rights (see Item 7B). As a result of the transaction with Catalyst, the Company's holdings in Surf equal 22.5%, and 19.7% of the voting rights (post-assignment). The Company's investment in Surf is currently accounted for based on the equity accounting method.

BOScom Ltd.'s subsidiaries are: Better On-Line Solutions Ltd. in the U.K; Better On-Line Solutions S.A.S. in France; and BOSDelaware, Inc., in the US. During 2003, the operation of BOScom's subsidiaries was ceased (although all subsidiaries, except for the French one, still exist) and the sales and marketing in Europe and the United States have since been conducted through master distributors.

DISCONTINUED OPERATION - COMPUTER NETWORKING:

On June 1, 1998, we acquired 100% of the share capital of PacInfo, a U.S. corporation which resold, installed and provided computer networking products to various business entities. In 2001, PacInfo acquired 100% of Dean Tech Technologies Associates, L.L.C. (Dean Tech). Dean Tech was an IBM Advanced Business Partner providing complete IT solutions utilizing IBM's industry-leading eServer pSeries and xSeries lines of servers, as well as IBM Total Storage Solutions. 100% of our computer networking revenues were derived from sales to US customers. In the fourth quarter of 2002, Pacinfo's operation was wound up due to a change in the Company's strategy as a result of Pacinfo's severe financial situation. Dean Tech has also ceased all operations.

Our U.S. subsidiaries are Lynk USA, Inc., and its subsidiary PacInfo, Inc. Both are non-operational and commencing the beginning of year 2003 we market our products in the U.S. through one Master Distributor.

4B. BUSINESS OVERVIEW

INDUSTRY BACKGROUND

The Company manages its business in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and the supply of Electronic Components Solutions.

(a) CONNECTIVITY SOLUTIONS

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

The emergence of the Internet/intranets in the 1990s has encouraged the development of numerous new products and services that enable and facilitate access and connectivity of host computers with computer networks. New IBM midrange products have expanded capabilities of the iSeries in the area of electronic commerce.

Continued widespread use of Twinax cable infrastructure has created a need to develop solutions that can provide these users with such features as e-mail, networking, and Internet.

An industry trend noticed in the late 1990s was a move to a "thin client" environment. Larger enterprises use this method as a means to reduce cost of ownership by employing Microsoft Windows NT/2000 Terminal Servers, which enable central configuration and user management. Terminals ("thin clients") are deployed to users throughout the network to provide the requisite connectivity to host applications. We moved into this arena in early 2003 with a progressive release program culminating in a full suite of thin clients and Ethernet terminals. In the first quarter of 2005, we stopped our activities in the thin client sector and assigned our rights with suppliers to our master distributor in the U.S., as the profit margin for these products was small, its influence on our revenues marginal, and the risk significant.

(b) COMMUNICATION SOLUTIONS

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

As broadband connectivity grows in popularity for all organizations, major savings on calls are a potential reason for migrating traditional calls to VoIP. Service availability and quality of service (QOS) are two key issues that enterprises need to address in the Internet architecture to availability and quality. The incremental cost savings for Internet telephony will depend on the mix between on-net and off-net calls. Global enterprises with extensive private voice networks will realize greater savings on global destinations by avoiding international tariffs.

As the accelerated growth and penetration of the cellular communication, there is an increase demand to extend the PBX functionality and connecting branch offices with the mobile community via cellular gateways in order to reduce communication costs among different operators. In September 2004, the Company purchased most of the assets of Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways. The acquisition enables the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

(c) ELECTRONIC COMPONENTS

Components are the basic building blocks of all electronic products and in the twenty-first century the end use of electronic products spans virtually all sectors of the economy. There are three major end uses for electronics components (a) information technology (IT); (b) industry; and (c) transportation and consumer goods.

The twentieth century global revolution in electronics contributed to both the automation of repetitive tasks and the more efficient performance of other tasks. This revolution began in the late 1940s, followed by advances in integrated circuit technology in the late 1950s. Since 1960, continuous improvements in the production of components and subsystems have allowed prices to decline sharply, while market size increased dramatically.

There are two major groups of components: a large family of active components and a small group of passive components. Active electronic components are semiconductor products that supplanted the previous generation of vacuum tube devices. Passive components can interrupt, resist, or otherwise influence current flow, but cannot control it. Passive components are capacitors, resistors, connectors, filters and inductors. In general, the "passives" are used to enhance or supplement the performance of ICs. The demand for electronic components is a derived demand. The vast majority of both active and passive components are installed in "original equipment manufacturer" (OEM) products: consumer electronics, motor vehicles, telecom equipment, factory automation systems, military hardware, and other goods.

Since electronic components are so widely installed, their market is affected by all major macroeconomic variables, such as capital spending, disposable income and government budgets.

DESCRIPTION OF BUSINESS PRODUCT LINES

(a) CONNECTIVITY SOLUTIONS

The Connectivity Solution product line focuses on emulation solutions for the popular IBM iSeries servers, enabling customers to vastly extend its capabilities and life cycle. Its BOSaNOVA products family empower the iSeries, providing a scaleable solution for transparent expansion and growth.

Connectivity products are based on TCP/IP to Twinax controllers, as well as iSeries full and rich TCP/IP emulation, that help extend the life cycle of the organization's iSeries and achieve a rapid ROI. All products are unmatched in their emulation capabilities, compatibility and transparency

Realizing the changing role of this IBM midrange environment in today's workplace, our mission is to provide our users with technologically advanced and cost-efficient solutions for connectivity between them and personal computers and local area networks, whether local or remote. We sell and support our products worldwide through distributors, and value-added resellers.

Our proprietary products are sold to users of IBM iSeries, which are predominantly medium to large sized corporations that use large data banks in their businesses and require the ability to integrate and manipulate the data into graphics and popular personal computer programs. The target market for our products is composed of the owners of approximately 500,000 IBM Series servers and the growing number of users who connect to these computers through the Internet, intranets and various other connectivity products.

Our main product line is comprised primarily of TCP/IP to Twinax controllers that allows Legacy Twinax equipment to work locally or remotely via TCP/IP line to the Series server. In addition we have a line of emulation software, to simulate a personal computer environment having the same functionality to which the users are accustomed (i.e. Windows or similar graphical interfaces), while using a midrange computer. The emulation solutions are offered at two levels - at the user interface level and at the computer connectivity level. At the user interface level, our emulation technology allows customers to utilize popular Windows functions and graphics. At the connectivity level, our connectivity technology provides personal computers with the ability to act as terminals for IBM midrange computers either through gateway, Internet or direct connection.

We are using our expertise in the midrange computer environment to develop Internet/intranet solution products that will enable and enhance connectivity between IBM iSeries computers and personal computers via the Internet and intranets.

In 2004, 60% of our sales were attributable to sales of Connectivity solutions and services.

Below is a description by category of our development activity in the connectivity product line:

(a1) ISERIES DISPLAY AND PRINTING EMULATION FOR LAN/WAN

In December 1997, we announced our BOSaNOVA transmission control protocol / internet protocol product, a connectivity tool for organizations with either local or remote TCP/IP networks (intranet or extranet) of personal computers using Windows 9x/Me or NT/2000/XP operating systems connected to the iSeries. Development resources in 1999 were directed toward making TCP/IP connectivity available for Twinax users. The e-Twinax technology has now been implemented in products such as the BOSaNOVA Plus, BOSaNOVA TCP/IP, and e-Twin@x Controller, which made its debut in the middle of 1999, and has been rapidly established as the remote computer controller of choice.

(a2) BROWSER-BASED WEB-TO-HOST GUI DISPLAY AND PRINTING

In December 1997, we introduced BOSaNOVA WEB, a Java-based application that provides iSeries web-emulation, allowing organizations to upgrade their iSeries to enable full web benefits. BOSaNOVA WEB slashes communication costs, ensures a friendly, transparent work environment, installs rapidly and easily without a client install and delivers a very fast ROI.

Loaded on a central server and managed by a network supervisor, BOSaNOVA WEB allows normal user changes to occur hassle-free. Whether moving users to new workstations, upgrading software, pushing out new applications, or enhancing security, users simply log on to receive the correct workstation parameters for their jobs.

The server and users are managed easily and economically via the browser. The Network Supervisor can change or modify parameters from any enterprise computer whether internal or external. There is no need to use the server's computer for changes or upgrades. It is all done seamlessly via the web and from a remote workstation.

Application upgrades and parameter changes are automatically delivered to end-users as soon as they log on via the browser to the web server integrated into BOSaNOVA WEB.

BOSaNOVA WEB eliminates the need for both additional "push" software and expensive technical support at the desktop. Additionally, the client/server architecture means current cache capabilities can be used, thus enabling upgrades in real-time.

The client/server architecture allows all internal and external iSeries users to benefit from the network. Users access the iSeries through the BOSaNOVA web server which incorporates a web server. The server encodes all transmitted information, complying with SSL standards, amplified by user verification via a client certificate.

BOS's Printer Client technology is embedded in BOSaNOVA Web to enable to print via the web.

(a3) TWINAX-TO-ETHERNET CONTROLLERS

The e-Twin@x Controller, which made its debut in 1999, supplies a secure, encrypted TN5250e connection to the iSeries over the Internet or WAN, and provides local or remote Twinax networks with access to LAN resources. The e-Twin@x Controller allows enterprises to leverage their Twinax investments (in equipment and cabling) while providing the benefits of a TCP/IP connection. Dramatic improvements in performance, uptime and cost-efficiency are the result. A new model, the e-TwinStar, was released in 2002. It features native support for CAT5 cabling, in the form of built-in RJ45 sockets, saving customers with this environment the cost of an active star hub.

(a4) SOFTWARE UTILITIES

The PrintBOS Output Management product, which introduced in late 1998 is an innovative Enterprise Output Management solution answering a growing demand for central printing and output management solutions in medium and large IT organizations. PrintBOS is implemented as the central solution for layout design, printing, faxing, e-mailing, archiving, barcode printing, cheque printing and secured printing in banks, insurance companies and medium and large corporations. PrintBOS is also a recognized complementary solution for SAP layout design and printing and integrates SAP output with other enterprise software outputs.

PrintBOS was designed for a wide range of operating systems, including mainframe and UNIX.

PrintBOS customers use it for a variety of documents- from forms, reports, barcodes and labels to faxes and cheques. PrintBOS transparently intercepts these print jobs and applies the correct graphic formatting to create the customer's preferred output. Time and labor-saving, PrintBOS allows employees to focus on more added-value tasks than output jobs.

(b) COMMUNICATION SOLUTIONS

Our communication products include multi-path, intelligent routing VoIP gateways, GSM gateways and other cellular gateways. Designed for the corporate market, these devices enable major reduction of inter-office, long-distance and cellular-to-line communication costs using VPN, cellular-to-cellular networks or the public Internet to carry telephone calls.

Additionally, they extend PBX functionality to enterprise branch offices. Supporting standard protocols, the gateways are built on robust platforms to allow modular incorporation of value-added applications.

Designed for the enterprise market and OEMs, our Claro VoIP solutions are the preferred choice for sites requiring from just a few connections to mid-market sites with hundreds of connections. Our VoIP products are distinguished by their seamless integration. For end users, this means absolutely no change in their familiar work environment, eliminating a learning curve. For enterprises, it translates into a more affordable, attractive investment, as VoIP products fit in with existing equipment, and demand no changes or additions, delivering significant, measurable economies of cost.

The Cellular Gateways Solutions of Quasar Telecom have become an integral part of the Communication division with their acquisition in 2004 (see Item 4A). Quasar Telecom's proven cellular technology creates gateways between the corporate PBX and cellular network to enable cost savings of communication cost.

In 2004, 16% of our sales were attributable to sales of communication products and services.

(c) ELECTRONIC COMPONENTS

Our subsidiary, Odem, is engaged in solutions of electronic and electromechanical components and electronic systems for local and international customers in the defense industry and in the telecommunications and imaging branches.

Odem, distributes components and represents suppliers in three areas:

     o    Electronic components

     o    Information technology hardware

     o    Image processing products

ELECTRONIC COMPONENTS

Odem imports electronic components and distributes them to the local defense and civilian electronic industries. It represents suppliers of components in four categories:

1) Active Components - semiconductors, transistors, detectors, diodes, integrated circuits, hybrid modems, cellular components, communication ICs, memories, displays, and LEDS;

2) Passive Components - capacitors, thermistors, varistos, oscillators, crystals, resistors, C-DC converters, and power supplies;

3) Electro-mechanical Components - relays, connectors, circuit breakers, filters, transformers, plugs, thermostats, switches, etc.

4) Discontinued Semiconductors- made by Intel, Fairchild, Harris, Microchip, National, Quality SMC, Texas Instruments, Vantis, Motorola, and more.

INFORMATION TECHNOLOGY

Odem provides full access solutions for IT and telecommunications (LAN/WAN) applications, selling communication servers, multi-protocol print servers, server adapters, USB products, switches, fiber optics equipment, ADSL and XDSL routers, modems, VoIP equipment, ATM devices, and more. During 2004, Odem begun to provide products and solutions in the filed of RFID (Radio Frequency Identification Devices), a market that is believed to become an additional growth engine in the near future.

This identification technology requires a power source at one end only, usually the scanning device, while the scanned device does not require power source. These RF based products are currently used in identifying livestock (cattle) and pets (municipal authorities can read data without physically catching the animal) and in motor racing, and has a large potential in consumer applications, such as product marking and automated billing in supermarkets and department stores.

IMAGE PROCESSING PRODUCTS

Odem markets image processing products, Charge-Coupled-Device (CCD) and CMOS imaging technologies. The products and technologies Odem markets in this field, such as CCD & CMOS sensors, line and area scan and camera interface items, are used in applications of management and quality control in production lines for products such as semiconductors, PCBs, and textiles.

In 2004, 23% of our sales were attributable to sales of the Electronic Components Solutions segment. This rate is expected to grow during 2005 as Odem's operating results will be fully consolidated.

PRODUCTS

Our product offering is currently comprised of solutions in the fields of connectivity, communication and electronic components.

(a) CONNECTIVITY SOLUTIONS -

Our products are divided into three areas:

     o    connectivity emulation solutions,

     o    gateway/server solutions,

     o    software utilities solution,

(a1) CONNECTIVITY EMULATION SOLUTIONS

Our emulation products provide personal computer users with easy access to computer applications and data on IBM midrange computers. These products establish communications connections between an end user's personal computer or Local Area Network and IBM midrange computers using TCP/IP, easy-to-use network or Twinax hardware and software.

Our connectivity emulation products include emulation boards, emulation software, and controllers as described below:

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

EMULATION SOFTWARE

     o    BOSaNOVA TCP/IP.

          A robust client application that provides Windows9x/Me/NT/2000/XP users on a TCP/IP network with essential iSeries connectivity. The product includes BOS's rich 5250 emulation, LPD printing capabilities, file transfer and a remote command facility.

     o    BOSaNOVA WEB

          A Java-based application that provides iSeries users with TN5250e emulation and printing and SQL-based data transfer on personal computers via an Internet browser. It is aimed at organizations that use the Internet and intranet for an increasing number of applications. BOSaNOVA WEB enables any user equipped with a Java-enabled Web browser to securely access iSeries applications, eliminating the need to install and upgrade emulation software on each of the attached clients, and reducing the maintenance and overhead usually associated with installation and updating of client applications for secure communication over traditionally non-secure TCP/IP networks. BOSaNOVA WEB includes SSL data encryption, IP address restriction and BOSaNOVA WEB server log-in.

     o    BOSaNOVA SECURE

          A BOSaNOVA Secure is an all-in-one solution for totally secure iSeries emulation delivering security from the workstation through the gateway to the organization level. Secured TN5250 emulation solution for the Desktop on the TCP/IP net. Implements SSL and SSO (Single Sign ON) with Kerberos. This outstanding security emulation provides a comprehensive net security solution, including data on the net. While current customers can implement the SSL protocol and SSO (Single Sign
          ON) add BOSaNOVA Secure to BOSaNOVA TCP/IP, new customers are offered BOSaNOVA Secure.

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

Our gateway/server products include:

     o    E-TWIN@X CONTROLLER.

          This product provides IP over Twinax connection to local and remote Series, adding the benefits of a Local Area Network to existing Twinax infrastructure. This product eliminates the difficulty of maintaining System Network Architecture and Anynet protocols, replacing them with fast, state-of-the-art Transmission Control Protocol / Internet Protocol (TCP/IP).

     o    ADVANCED SERVER FOR SAA.

          A gateway package for connecting LAN-based personal computers to IBM midrange (iSeries) hosts. Advanced Server for SAA is comprised of server and client workstation software that facilitates communication between the personal computer and the host, thereby conserving host resources for more important tasks such as serving more simultaneous users. The product was introduced to the European market at the end of 1996 and to the US market in the fourth quarter of 1997.

(a3) SOFTWARE UTILITIES SOLUTIONS

A PRINTBOS is an Enterprise Output Management solution answering a growing demand for central printing and output management solutions in medium and large IT organizations. PrintBOS is implemented as the central solution for layout design, printing, faxing, e-mailing, archiving, barcode printing, cheque printing and secured printing in banks, insurance companies and medium and large corporations. PrintBOS is also a recognized complementary solution for SAP layout design and printing and integrates SAP output with other enterprise software outputs.

PrintBOS was designed for a wide range of operating systems, including mainframe and UNIX.

(b) COMMUNICATION SOLUTIONS -

Our products are divided into two areas:

     o    VoIP Gateways Solutions

     o    Cellular Gateways Solutions

(b1) VoIP GATEWAYS SOLUTIONS

     o    CLARO 3000 GATEWAYS

          The Claro 3000 family provides a complete, integrated solution with the existing telephony network, while supporting ISDN PRI (E1/T1), ISDN BRI and analog telephony interfaces. Claro gateways provide superb audio quality in an easy-to-install and maintain affordable solution. Claro supports ISDN PRI (E1/T1), ISDN BRI and analog telephony interface. All that needs to be done is to plug the PBX trunk (PRI E1/T1, BRI or analog lines) into one side of the Claro gateway, the PSTN Central Office lines into the other, and then connect the gateway to the IP network. The organization's existing equipment is fully leveraged, without PBX customization, and without the expense of additional lines or voice cards. Businesses maximize savings while guaranteeing clear calls in a no-risk investment that does not require any changes in current equipment. Best of all, employees enjoy fully transparent usage: no change in dialing habits at all. Voice quality is optimized through unique algorithms that boost Quality of Service to maximize stable clarity. Moreover, Claro is always up, with instant access to PSTN at any time, and no single point of failure.

     o    CLARO 3031 GATEWAYS

          Designed for small offices, Claro 3031 is a compact combination call and data routing solution for remote and branch offices. It transforms any two-line analog office phone system into a feature-rich converged voice/fax/data communication network. Claro 3031 delivers superb audio quality, is easy to install and maintain, and is highly affordable. Claro 3031 supports LAN switching, WAN routing and VoIP in one small-footprint package. It guarantees carrier-grade voice quality connections while maximizing cost-savings, with automatic routing to PSTN when the IP network cannot deliver the pre-specified quality level.

     o    CLARO 2000 GATEWAYS

          Claro 2000 family delivers VoIP using existing telephony network, while providing a solution for termination and origination through the same gateway. Proprietary quality-boosting algorithms ensure the highest voice quality, while continuous operations are guaranteed because there is no single point of failure. In short, these gateways deliver superb audio quality, are easy to install and maintain, and are highly affordable. Claro 2010/2020/2050/2060 supports ISDN PRI (E1/T1) and analog (FXS and FXO) telephony interface.

     o    CLARO TO GO

          Claro to Go is USB device for IP telephony with analog phones. Now the user away from the office can enjoy all the savings of IP in a completely transparent manner. Claro to Go plugs into the USB port of a PC or laptop on one side, and into any analog telephone on the other. Digital voice quality is crystal clear. Claro to Go works seamlessly with other Claro to Go units and Claro IP telephony gateways, and can take advantage of all their features. Works seamlessly with gatekeeper and SIP proxies for service providers. Claro to Go supports Flash to enable supplementary services such as Call Transfer, Conference Call and Voice Mail call.

(b2) CELLULAR GATEWAYS SOLUTIONS

The CelluLink product line creates a direct connection between the office PBX and the cellular network. CelluLink enables cost savings, as it eliminates the interconnection charges between cellular and landline (PTT) networks.

MARKETING, DISTRIBUTION AND SALES

We market our products primarily to medium to large sized corporations through a combination of direct sales, indirect distribution and original equipment manufacturers, with our primary focus on resellers and distributors.

In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfo). Since January 2003, we market our products through one Master Distributor located in Phoenix, Arizona, which coordinates the midrange connectivity-related marketing efforts of dozens of distributors and resellers, and also offers technical support and after-sales service. Odem operates in the United States through a wholly owned company, Rubi-Tech, Inc., located in Sherbourn, Massachusetts.

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

Our largest customer is our Master Distributor located in Phoenix, Arizona.

We generally do not have any significant backlog because orders are usually shipped when received.

Our Company's sales do not fluctuate seasonally, with the exception that third quarter sales are affected by vacations in Europe and the holidays in Israel, and December and January sales are affected by the Christmas and New Year festivals.

The following table sets forth our revenues (in thousands of US$) from the continuing operations, by major geographic area, for the periods indicated below:

                      2004     %       2003     %       2002     %
                     -----    ---     -----    ---     -----    ---
United States        3,252     39%    2,974     52%    4,989     53%

Europe               1,066     13%    1,198     21%    2,148     23%

Israel and others    3,964     48%    1,556     27%    2,304     24%
                     -----    ---     -----    ---     -----    ---

Total Revenues       8,282    100%    5,728    100%    9,441    100%
                     =====    ===     =====    ===     =====    ===

See Note 18b to the Consolidated Financial Statements.

MANUFACTURING

Our products are designed, integrated and tested at our facilities in Israel. The manufacturing is done by Israeli subcontractors using components and subassemblies supplied by vendors to our specifications. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We do our best effort to keep sufficient quantities of components that will enable us to find a second source, when needed. We generally maintain an inventory of components and subassemblies which we believe is sufficient to limit the potential for such an interruption. Our current manufacturing facilities have sufficient capacity to exceed current demand. The prices of raw materials used in our industry are volatile and availability of electronic components may vary due to changing demands in the market.

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

Connectivity Solutions:

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

Our competitors include IBM, Perle, Advanced Business Link, IGEL, CLI PowerTerm, NLynx, NetManage, Attachmate, and Seagull, Adobe, Optio and Formscape.

Communication Solutions:

The Communication industry is highly competitive. Some of the competitors in the VoIP market include Cisco Systems, Inc., Nortel, Alcatel, Multi-Tech, Mediatrix, VegaStream and Quintum. There can be no assurance that these or other companies will not offer lower priced or more sophisticated products than those being developed or introduced by the Company, and by so doing capture the market for such products.

Electronic Components Solutions:

The common practice in the industry is that suppliers and manufacturers usually grant a non-exclusive representation right in a specific territory. As long as sales reach a reasonable level and the relationship between the parties is good, the supplier will usually not grant another representation in the agreed territory.

Although Odem does not posses exclusive representation agreements, in most cases it does not have a local competitor who distributes components of the same source.

The number of cases in which territorial-based distributing agreements are challenged by foreign large distributors, who receive a special discount on large volume purchases and compete with the local distributor by selling directly to its customers, is increasing. Still, despite inferiority in pricing, local distributors have some advantages over such competition by providing close and continuous technical support, large inventory, a wide spectrum of products and short reaction time.

Odem currently represents about 30 overseas suppliers, out of which approximately 20 are electronic components suppliers, 8 market IT equipment, and 2 are suppliers of market image-processing products.

There are more than 200 agents and distributors operating in the electronic components market in Israel. Five local electronic component distributing companies - Telsys Ltd., Nisco Projects Ltd., STG Ltd., Semicom Ltd. and Rapac Electronics Ltd., are publicly traded on the Tel Aviv stock exchange. Other large and influential companies which are active in the electronic components market are Eastronics Ltd., STG International Ltd., Chayon Computers Ltd., RDT Ltd. and Abnet Communications Ltd.

STRATEGY

The Company's strategy is to enable organizations to increase operational efficiencies while leveraging their existing infrastructure. We will continue to focus and enhance our existing product lines while continuing to search for additional growth through merger and acquisitions. As the competitive markets drive organizations to seek continuous improvements and cost cuts, we believe that our products can improve the cost effectiveness of customer information systems and increase user productivity with:

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

The key elements of our strategy are as follows:

     o MAXIMIZE EFFICIENCY FOR IBM MIDRANGE MARKET. Through our Connectivity Solutions division, we intend to expand and support our emulation product line for IBM midrange computers. This includes continuous upgrading and improvement of our connectivity emulation products for direct, gateway and Internet connection, and Windows emulation and graphics capabilities. We continually upgrade our client software to ensure its compatibility with each new Windows platform. We intend to streamline our manufacturing and distribution to better serve our present client base and access a greater share of the IBM midrange market. We have already begun to incorporate common components into our products in an effort to streamline manufacturing and intend to take steps to improve our destination networks.

     o DEVELOP NEW MARKETS AND PRODUCTS FOR OUR COMMUNICATION SOLUTIONS. We intend to develop and expand into new markets for our communication products while expanding our communication products offering, including corporate VOIP infrastructures as well as VOIP solutions for telephony service providers while merging additional capabilities into the world of cellular communication gateways.

     o CONTINUE TO SEARCH FOR ADDITIONAL COMPANIES TO REPRESENT through our Electronic Components division.

     o EXPAND MARKETING NETWORK. We intend to increase our marketing presence in the United States, Europe and the Far East, and to expand our distribution channels in these markets through the use of acquisitions, additional independent distributors and original equipment manufacturers as well as our sales representatives.

     o ACQUISITION OF COMPLEMENTARY TECHNOLOGIES. We may, from time to time, make selective acquisitions of complementary technologies that we can sell through our existing distribution network.

WEB SITE: We maintain a web site where potential customers, investors and others can obtain the most updated information about our activities, products, press releases and financial information. Our Web site may be found at www.boscorporate.com.

EXCHANGE CONTROLS

See Item 10D.

For other government regulations affecting the Company's business, see Item 5, paragraph entitled 'Grants and Participation'.

4C. ORGANIZATIONAL STRUCTURE

The Company's wholly owned subsidiaries include:

IN ISRAEL - (1) BOScom Ltd. (formerly Lynk, a Division of B.O.S. Ltd.). (2) Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which obtained the assets we acquired from Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways, on September 29, 2004 (see item 4A).

We also hold 63.8% of the issued and outstanding shares of Odem Electronic Technologies 1992 Ltd. ("Odem"), which we purchased on November 18, 2004 from Odem's existing shareholders. Odem, an Israeli company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market (see item 4A).

IN EUROPE - BOScom has a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France, which, until mid-2003, distributed and serviced BOScom's products abroad. In mid-2003 we decided, due to cost-efficiency considerations, to cease operations in Europe through the subsidiaries and to market through distributors and resellers.

IN THE U.S. - Lynk USA Inc., and its subsidiary PacInfo (both Delaware corporations) and PacInfo's subsidiary, Dean Tech Technologies Associates, LLC. ("Dean Tech"), a Texan corporation, none of which are operational. Until the fourth quarter of 2002, the marketing and distribution of the BOScom products was carried out through the "BOS US" division of PacInfo.

In October 2002, BOScom established a new wholly-owned subsidiary, BOSDelaware, a Delaware corporation, and in the future may market and distribute its products in the US through this subsidiary. Currently, the US marketing is carried out through a master distributor, and BOSDelaware is not operational.

The voting power we (or our subsidiaries) have in all subsidiaries, equates to our shareholdings.

The Company also has an interest in Surf Communication Solutions Ltd. ("Surf"). We have been investing in Surf since 1997 (see Item 4A).

4D. PROPERTY, PLANTS AND EQUIPMENT

Our executive offices and engineering, development, testing, shipping and service operations are located in three Israeli facilities (in Teradyon, Rehovot and Rishon Lezion), and occupy a total of approximately 4,880 square meters. BOS and BOScom occupy 3,300 square meters in Teradyon pursuant to a lease which will expire in December 2005. Odem occupies 707 square meters in Rishon Lezion, of which 302 square meters are owned by Odem and the remaining space is rented pursuant to a monthly lease agreement. Quasar Telecom occupies 873 square meters in Rehovot pursuant to a lease which will expire in June 2005. Quasar Telecom is currently negotiating a new lease agreement with the same lessor, with the purpose of reducing the rented area to 450 square meters from April 2005 and to extend the lease agreement until June 2007. The monthly rental fees of the Company and its subsidiaries currently amount to $18,000.

The facility in Teradyon is located in a part of Israel which has been designated by the government as a "Development A" area. This designation relates to the benefits available to us as an "Approved Enterprise" under Israeli law, that entitles us and our shareholders to reduced income tax rates on our income and on dividend distributions.

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

CRITICAL ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of these financial statements required the Company to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, and legal contingencies. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Consolidated Financial Statements. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2004.

INVENTORY

Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials - moving average cost method. Products in progress and finished products - on the production costs basis (see also Note 4 to the Consolidated Financial Statements). If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

INVESTMENT IN AN AFFILIATED COMPANY

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

If there is a sudden and significant decrease in the fair values of our investments in affiliate companies, we may be required to write off part of our investments due to impairment. The Company's investment in an affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, 2003 and 2002, based on management's analyses, no impairment losses have been identified.

GOODWILL, INTANGIBLE ASSETS AND OTHER LONG-LIVED ASSETS

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

We have adopted SFAS No. 142 "Goodwill and Intangible Assets" issued in July 2001. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary.

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2004, 2003 and 2002 no impairment losses have been identified.

We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Long lived assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated from the day they are classified as held for sale.

REVENUE RECOGNITION

The Company derives its revenues from the sale of products, license fees for its products, commissions, maintenance, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Revenues from license fees are recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. The fair value of the maintenance is determined based on the price charged when it sold separately or renewed.

Revenues derived from the Company's master distributor in the U.S. are recognized based on consignment method.

Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

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

5A. RESULTS OF OPERATIONS

COMPARISON OF 2004 AND 2003

Year 2004 results of operation reflected the following strategic actions:

     o    Reorganization in sales and marketing organization in Europe:

          Up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Since the third quarter of 2003, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel. As a result, the sales and marketing expenses were reduced in year 2004 in comparison to year 2003.

     o    Dividing the Company operations into three segments:

          Commencing in 2004 and subsequent to the acquisition of a controlling stake of Odem and of most of the assets of Quasar Communication Systems Ltd. (which were transferred to our subsidiary, Quasar Telecom), the Company manages its business in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and supply of Electronic Components (see also Note 18 to the Consolidated Financial Statements). This action was accompanied by an increase in senior officers which mainly affected the general and administrative expenses which increased in comparison to year 2003.

     o    Business Combination:

          The abovementioned acquisitions partially affected the Company's results of operation, since the results of operations of Quasar Telecom and Odem were consolidated commencing September 28, 2004 and November 18, 2004, respectively. As a result, the revenues, cost of goods and general and administrative expenses were increased in year 2004 in comparison to year 2003 (see also Note 1b to the Consolidated Financial Statements).

Consolidated revenues for year 2004 were $8,282,000 compared with $5,728,000 in 2003, a 44.6% increase, which is mainly due to the consolidation of Quasar Telecom and Odem operations.

Gross profit in 2004 totaled $3,674,000, representing 44.4% of revenues, compared with $4,273,000, constituting 74.5% of revenues in 2003. Cost of revenues of year 2003 includes income of $339,000 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist (see also Note 17a to the Consolidated Financial Statements). Excluding such income, the gross profit for year 2003 represented 68.6% of revenues compared to 44.4% in year 2004. The major reason for the decrease in the gross margin was the acquisition of Odem in November 2005. Odem's gross profit represents 17% of revenues. The gross profit will continue to decline as a result of the full inclusion of Odem activity in 2005 and thereafter.

Net research and development costs in 2004 amounted to $1,804,000 compared to $1,846,000 in 2003. Grants and participation from the Office of the Chief Scientist amounted to $492,000 in year 2004 compared to $283,000 in year 2003.

Sales and marketing expenses decreased by 21.7% to $1,706,000 in year 2004 compared to $2,178,000 in 2003, mainly due to the reorganization in sales and marketing which is described above.

General and administrative expenses increased by 29.4% to $1,705,000 in year 2004 compared to $1,317,000 in 2003, mainly due to an increase in the number of senior officers. Restructuring costs in year 2003 amounted to $678,000 which resulted from ceasing the operation of the Company's subsidiaries in Europe.

As a result of the foregoing, our operating loss in year 2004 was $1,541,000 compared to an operating loss of $1,746,000 in year 2003.

Financial expenses amounted to $158,000 in year 2004 compared with net financial income of $109,000 in year 2003. The major reason for year 2004 financial expenses was related to the convertible note (see also Note 17b to the Consolidated Financial Statements).

Equity in losses of an affiliated company refers to investment in Surf which amounted to $308,000 in 2004 compared to $465,000 in 2003. The investment in a company is stated at equity method, since the Company's holding in Surf exceeded 20% (see also Note 6 to the Consolidated Financial Statements).

Minority interest in earning of subsidiary refers to investment in Odem. The minority rights in Odem amounted to 36.2% of its earnings (see also Note 1b to the Consolidated Financial Statements).

As a result, net loss from the continuing operations for 2004 amounted to $2,044,000 compared with loss of $2,057,000 in 2003. On a per share basis, the net loss from the continuing operations in 2004 was $0.44 per share compared with a $0.56 net loss per share in 2003. (For details regarding computation of net loss per share, see Note 17c to the Consolidated Financial Statements.)

The loss related to the discontinuing operations for 2004 was $9,000 compared with an income of $2,036,000 in 2003. The income of 2003 resulted from debt settlement with more than 95% of PacInfo's external creditors for an amount which was significantly lower than the face value of the debt.

The total net loss for 2004 was $2,053,000, compared with loss of $21,000 in 2003. On a per share basis, the net loss in 2004 was $0.44 per share compared with a $0.01 net loss per share in 2003.

COMPARISON OF 2003 AND 2002

Year 2003 results of operation reflected the reorganization made in the sales and marketing organization. In the United States, up until the fourth quarter of 2002, we marketed our BOScom products through a US subsidiary (the BOS US division of PacInfo). Since 2003, we market our products through one Master Distributor.

In Europe, up until the end of the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Currently, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.

As a result of the above reorganization, the Company experienced a significant decrease in revenues in 2003, due to the distributors' margin, which was only partially compensated for by the decrease in sales and marketing expenses. Furthermore, as a result of the reorganization, in 2003 the Company recorded a restructuring cost of $678,000.

Consolidated revenues for 2003 were $5,728,000 compared with $9,441,000 in 2002, a 39% decrease.

The major reasons for the decrease were: (a) sales through master distributors in year 2003 compared to sales through subsidiaries in year 2002, as the margins of the master distributors decreased revenues; and (b) slowdown in sales due to global slowdown in the telecommunications industry.

Gross profit in 2003 totaled $4,273,000, representing 75% of revenues, compared with $7,141,000, constituting 76% of revenues in 2002. Cost of revenues of year 2003 includes income of $339,000 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist (see also Note 17a to the Consolidated Financial Statements). Excluding such income, the gross profit for year 2003 represented 69% of revenues compared to 76% in year 2002, the major reasons for the decrease being (a) sales through master distributors in year 2003 compared to sales through subsidiaries in year 2002 which caused a decrease in the sale price while the cost of revenue remained virtually the same; and (b) revenues of BOSaNOVA PrintBoss in year 2003 decreased to $448,000 compared to $1,387,000 in year 2002. Since the BOSaNOVA PrintBoss is a software product with a relatively low cost of production, its decrease in revenues in year 2003 compared to year 2002 significantly affected the gross profit.

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

Equity in losses of an affiliated company refers to the Company's investment in Surf which amounted to $465,000 in 2003 compared to $570,000 in 2002. The investment in Surf is accounted for using the equity method, since the Company's holding in Surf exceeds 20% (see also Note 6 to the Consolidated Financial Statements).

As a result, net loss from the continuing operations for 2003 amounted to $2,057,000 compared with $813,000 in 2002. On a per share basis, the net loss from the continuing operations in 2003 was $0.56 per share compared with a $0.26 net loss per share in 2002. (For details regarding computation of net loss per share, see Note 17c to the Consolidated Financial Statements.)

The net earnings related to the discontinuing operations for 2003 was $2,036,000 compared with a loss of $7,674,000 in 2002. The earnings of 2003 resulted from debt settlement with more than 95% of PacInfo's external creditors for an amount which was significantly lower than the face value of the debt.

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

Our future results will be affected by a number of factors including our ability to:

     o    increase the number of products sold,

     o    acquire effective distribution channels and manage them,

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

In the years ended December 31 2004, 2003, 2002, 2001, and 2000, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was 2.8%, 5.7%, (0.8)%, (7.8)%, and 2.7%,
respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.308, NIS 4.379, NIS 4.737, NIS 4.416, and NIS 4.041, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in, 2000, 2003 and 2004, and decreases in 2001 and 2002.

EFFECTIVE CORPORATE TAX RATE

On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007 and thereafter. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

The effective tax rate payable by a company such as ours which derives part of its income from an "Approved Enterprise," may be considerably less. See Note 16b to the Consolidated Financial Statements and Item 10E ahead. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from subsidiaries are generally subject to tax (unless the subsidiary's income is subject to Israeli corporate tax) regardless of its status as an Approved Enterprise. We anticipate that most of our taxable income over the next several years will be tax exempt in Israel. Odem and Quasar Telecom operations are subject to regular income tax rates.

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

STAMP TAX LAW

The Israeli Stamp Tax on Documents Law, 1961, or the "Stamp Tax Law", provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

Currently, the Israeli High Court of Justice is considering a petition concerning the abovementioned amendment to the Stamp Tax Law and the enforcement actions taken by the Israeli tax authorities. In addition, recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.

GRANTS AND PARTICIPATION

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), research and development programs approved by a research committee appointed by the Israeli Government are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. Regulations issued under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist ("OCS") of 3.5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research may not be transferred to third parties without the approval of the Israeli Office of the Chief Scientist in the Ministry of Industry and Trade. As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $6,114,000 in respect of these grants, compared to 5,621,000 as of December 31, 2003.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received at the date the grants received. As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties of $64,000 with respect to these grants, compared with $144,000 on December 31, 2003.

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

POLITICAL AND ECONOMIC CONDITIONS

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979. However, economic relations have been limited. A peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area's problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel's economic development or on our operations in the future.

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

Despite the limited progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

Some of our employees are obligated to perform annual reserve duty in the Israel Defense Forces and may, at any time, be called for active military duty. While we have operated effectively under those and similar requirements in the past, no assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur.

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have an adverse effect on the Israeli economy and our business.

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

On June 10, 2004 the Company entered into a Securities Purchase Agreement (the "Purchase Agreement"), with Laurus Master Fund Ltd. (the "Investor"), under which the Company issued and sold to the Investor in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 (the "Note") and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the "Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bears interest at a fluctuating interest rate equal at all times to the WSJ prime rate plus 3%, subject to reduction in any particular month, if the average closing price of our Ordinary Shares for any five consecutive trading days, exceeds the conversion price by at least 25%. The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions.

The Note is convertible into Ordinary Shares at a price of $3.08 per share. The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula. As a result of the price per share in the private placement offering described below (the closing of which is scheduled for June 30, 2005), the conversion price of the convertible note will be reduced to $2.9042.

The principal amount of the Note is repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Each month, the Investor may elect to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. If the market price of the ordinary shares at the time of payment is at least 10% greater than the conversion price per ordinary share, the monthly payment shall be made in the form of ordinary shares. The conversion of the note and exercise of the warrants are limited by certain restrictions. In any event, the number of ordinary shares issuable under the note and/or the warrants shall not exceed an aggregate of 833,085 ordinary shares (subject to certain adjustments). On March 23, 2005, after the Investor elected to convert $308,000 of the principal sum of the convertible note, the Investor was issued 100,000 ordinary shares of the Company.

The note is secured by a first priority floating charge on all of the Company's assets and by a first priority fixed charge on all of the Company's right, title and interest in its wholly-owned subsidiary, BOScom Ltd.

Pursuant to its undertaking in the Registration Rights agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, we paid the Investor liquidated damages until March 11, 2005, in the amount of $92,000.

On May 24, 2005 the Company entered into a Share Purchase Agreement, under which the Company shall issue and sell to certain Israeli and European investors, in a private placement offering, 953,698 Ordinary Shares at a price of $2.30 per share (reflecting an aggregate investment of $2,193,510), and 572,219 warrants to purchase Ordinary Shares reflecting a 60% warrant coverage, exercisable for three years from their date of issuance. The exercise price under the warrants is $2.50 per Ordinary Share during for the first year from the issuance, and increasing to $2.75 per Ordinary Share and $3.03 per Ordinary Share, on the first and second anniversaries of the issuance, respectively. The principal investor is the Catalyst Fund L.P., the Company's largest shareholder, that will invest $793,500 and will hold 22.31% of the Company's outstanding share capital post-transaction. The Company also entered into a Registration Rights Agreement pursuant to which it agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors. The closing of the transaction is scheduled for June 30, 2005, and is subject to certain closing conditions, including the approval of the shareholders at the upcoming Annual General Meeting scheduled for June 29, 2005.

As of December 31, 2004, we had $2,578,000 in cash and cash equivalents, $3,081,000 in marketable securities, $3,202,000 short and long-term loans and positive working capital of $5,256,000. Net cash used in operating activities of continuing operations in 2004 was $1,023,000 compared to $1,937,000 in 2003. During year 2004 we used $1,866,000 in investing activities, mainly for investment in Odem. In year 2003 we provided $519,000 from investing activities mainly due to proceeds from redemption of marketable securities.

The Company's long and short term loans as of December 31, 2004, amounted to $3,202,000, of which $1,456,000 is loans from Israeli banks and the convertible note issued to Laurus Master Fund Ltd. accounts for the remainder.

Working capital and working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to operating results, the level of resources devoted to research and development, new product introductions, grants from the Office of the Chief Scientist in Israel, marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables' aging is between 40 to 70 days and our current liabilities' aging is approximately 60 days. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceeding.

We believe that cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

5C. RESEARCH AND DEVELOPMENT

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities. In 2004, gross research and development costs totaled $2,296,000, compared to $2,129,000 in 2003 and $2,182,000 in 2002.

Our research and development efforts have been focused on Communication and Connectivity Solutions. We intend to finance our research and development activities with our own resources and grants from the Office of the Chief Scientist. Grants from the Chief Scientist totaled $492,000 in 2004 and $283,000 in 2003 (no grants were received for the year 2002).

5D. TREND INFORMATION

Commencing the second half of year 2003 we completed the transfer of sales and marketing activities of Connectivity and VoIP products from our subsidiaries abroad to master distributors and resellers. This trend is continuing by increasing the number of distributors and resellers in order to deepen our penetration in existing markets such as in West Europe and expanding into new geographical markets such as East Europe.

In the Connectivity Solutions segment, the trend of customer immigration from IBM iSeries to different systems and the decrease in the number of competitors has continued. In response we have increased our sales and marketing activities as abovementioned and continue to develop new products and solutions in order to maintain our market share and maintain revenues from the Connectivity segment. We are continuously seeking additional distributors and resellers.

In the Communication Solutions segment we have experienced a trend of decrease in sales prices, as a result of increase in competition. In order to maintain the gross profit margin, we initiated at the end of year 2004 a cost reduction plan and its implementation will continue through year 2005. Currently the Company continues to invest in R&D to maintain technological advantages mainly in the Communication Solutions segment, that will successfully compete with Legacy telephony quality and reliability, and will allow special CTI (Computer Telephony Integration) features that are not available in Legacy telephony today.

Odem increased its revenues in 2004 and so far has continued to increase revenues in 2005 as well. The continuous increase in Odem sales is due to the global expansion and Odem's penetration into additional markets.

Since the end of year 2003 we increased our financial resources through three private placements of debt and equity, and our intention is to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

5E. OFF-BALANCE SHEET ARRANGEMENTS

In 1998, as part of the PacInfo Share Purchase Agreement between the Company the Sellers of PacInfo who became shareholders of the Company, certain actions involving PacInfo, if occurring before the end of 2003, may trigger a tax event for the Sellers. In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million (see Item 3D).

In respect of the Company's outstanding contingent obligation to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Exports, see Item 5A (under caption "Grants and Participation").

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2004:

                                                           Payment due by period
                                      ---------------------------------------------------------------
                                                    Less than 1                             More than
                                         Total         year        1-3 years    3-5 years    5 years
                                      -----------   -----------   -----------   ---------   ---------
Operating lease - cars                $   746,000   $   310,000   $   436,000       -           -
Purchase obligation for service
   and inventory                      $ 4,745,000   $ 4,745,000             -       -           -
Facilities lease                      $   153,000   $   153,000             -       -           -
Total                                 $ 5,644,000   $ 5,208,000   $   436,000       -           -

The above table does not include contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements are a function of future sales, and does not include contingent legal claims (see note 14 of the Consolidated Financial Statements).

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

The following is a listing of our directors, senior officers and key employees:

Name                                  Age             Position
----                                  ---             --------
Mr. Edouard Cukierman                 40       Chairman of the Board of Directors
Mr. Adiv Baruch                       42       Director, President and Chief Executive Officer
Mr. Avishai Gluck (2)                 33       Director
Mr. Andrea Mandel-Mantello            46       Director
Mr. Ronen Zavlik (1)                  44       Director
Dr. Yael Ilan (1)                     56       External Director
Prof. Adi Raveh (1)(2)                57       External Director
Mr. Nehemia Kaufman                   56       Chief Financial Officer
Mr. Offer David                       46       Chief of Operations
Mr. Amir Gil                          40       Senior VP, Business Development
Mr. Shai Sadeh                        50       Senior VP, Connectivity Division
Mr. Itai Becher                       48       Senior VP, Communication Division

(1) Member of the Audit Committee.
(2) Member of the Remuneration Committee.

MR. EDOUARD CUKIERMAN, 40, has been a director since May 2003, and Chairman of the Company since June 2003. He is the Chairman of Cukierman & Co. Investment House and CEO of Catalyst Investments L.P. Former President and Managing Director of the Astra Fund, Mr. Cukierman provides a key role in determining and implementing Catalyst's investment selection and exit strategies for its investments. Mr. Cukierman holds several Board positions in portfolio companies including VCON, BOS and Omrix. He is also the Vice Chairman of Citec Environment and Services in Paris and a Board member of Lamina Technologies in Switzerland. In addition, Mr. Cukierman is on the Board of Sar-El, an Israeli Defense Forces volunteer organization and serves in the IDF Spokesman Unit (Reserves). In 1997, Mr. Cukierman was awarded the Prize of Honor from the Israel-France Chamber of Commerce as CEO of Astra. He was listed among the most influential businessmen in the Israeli high-tech industry by Israel's most widely read newspaper. Mr. Cukierman holds an M.B.A. from INSEAD, Fontainebleau, France, and a B.Sc. from the Technion - Israel Institute of Technology.

MR. ADIV BARUCH, 42, has been a director since February 2004 and the Company's President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company's subsidiary, BOScom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director for MLL Software Industries Ltd., an Israeli public company traded on the TASE. He has a B.Sc. in Information Systems and Industrial Engineering from the Technion - Israel Institute of Technology.

MR. AVISHAI GLUCK, 33, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Gluck has financial management, accounting and tax consultation experience, as well as extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Gluck currently serves as a director in MTI Wireless-Edge Ltd. and Onset Technology Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young's Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Gluck has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

MR. ANDREA MANDEL-MANTELLO, 46, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. He was an advisor on the first high yield corporate bond issue in Italy. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as
UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell'Agricoltura in Rome. He is currently on the boards of Telit Plc (telecom equipment) listed on AIM; Coraline S.p.A., a company set up to acquire the business of Frette S.p.A. (luxury homeware products); and Moto S.p.A., a joint venture between Cremonini S.p.A. and Compass Group Plc (motorway restaurants). He holds a Bachelors degree in Economics and Political Science from Yale University.

MR. RONEN ZAVLIK, 44, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma'ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

DR. YAEL ILAN, 56, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

PROF. ADI RAVEH, 57, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he serves as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since 1995), and as a director of Peilim - a Portfolio Management company - part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

MR. NEHEMIA KAUFMAN, 56, has been a CFO and financial service provider to the Company through Mocha Global Managerial Services Ltd. ("Mocha Global"), of which he is the Managing Director, since September 2002. Before then, from May 2002, he served as CFO and financial services provider through Mocha Global, of the Company's subsidiary, BOScom Ltd. From 1999 to 2002 he co-founded and served as CFO of Trellis Photonics Ltd., from 1997 to 1999 Mr. Kaufman was self-employed as a CFO service provider, from 1995 to 1997 he served as CFO of Computer Direct Ltd. (TASE: CMDR), and from 1993 through 1995 he served as CFO of Rogosin Enterprises Ltd. (TASE: ROGO). Mr. Kaufman holds an MBA degree from the Hebrew University in Jerusalem (graduated with distinction) and a BA degree in Economics and Business Administration from Haifa University.

MR. OFFER DAVID, 46, has been Chief of Operations since August 2004. From 2003 to 2004, Mr. David was Projects Dept. Manager at Arkal Filtration and Water Treatment Systems, and from 1977 to 2003 he was with the Israel Navy, where he held select command assignments, retiring as a Captain (Navy). Mr. David has an MBA in Business Management from Haifa University Graduate School of Business Administration, a B.Sc. in Chemical Engineering from the Technion - Israel Institute of Technology, and graduated a 1-year course at the Naval Command College (NCC - Millennium class) in Newport, Rhode Island in the USA.

MR. AMIR GIL, 40, has been Senior VP, Business Development, since June 2004. Previously, he was with Tescom Software Systems Testing Ltd. from 2000 to 2004, where he served as Director of Marketing and Business Development, and Product Marketing Manager. From 1998 to 2000 Mr. Gil served as Product Manager at Applicatek High Performance Applications. From 1996 to 1998 he served as the representative of Terra Computers Ltd. to the Board of Directors of the DAAT Drug Design $50 million consortium and Joint Ventures Manager. From 1994 to 1996 he worked as an Applications Engineer. Mr. Gil has a Masters of Entrepreneurship and Innovation from Swinburne University and a B.Sc. in Chemical Engineering and Biotechnology from Ben-Gurion University.

MR. SHAI SADEH, 50, has been Senior VP, Connectivity Division since April 2004. Previously, from 1994 to 2004 he served in several executive capacities at Sintec/Formula Group; he was the founder and CEO of Tochna Veod, a Formula Group company; Manager of IBM iSeries (AS/400) Technical Support team; and founder of the Sintec Group Professional Services Division. Mr. Sadeh has a BA in Social Sciences from Tel Aviv University and has studied towards an MBA at the University of Tel Aviv.

MR. ITAI BECHER, 48, has been Senior VP, Communication Division, since April 2005. Previously, he was with Telrad Connegy Ltd. from 2001 to 2005, where he served as VP of Sales and Marketing. In 2001 he served as VP of Marketing in Start-up company. From 1997 to 2000 Mr. Becher served as Sales Director at Nexus Telocation Systems Ltd (NASDAQ: NXUS). From 1984 to 1997 he served as Elisra Electronic System's representative and as team leader. From 1982 to 1984 he worked as a Hardware Engineer at Tadiran Systems. Mr. Becher has a M.Sc degree in Electronic Engineering from Tel-Aviv University and an MBA degree from Heriot-Watt University from Edinburgh.

In addition, MR. ZVI GREENGOLD, 53, is an observer at Board of Director meetings. Mr. Greengold served as a director from June 2002 to August 2004, and served as Chairman from September 2002 to June 2003. He also provides consultancy services to BOScom Ltd. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. and Polyraz of kibbutz Maoz-Haim.

6B. BOARD COMPENSATION

The directors who are not executive officers are paid a fee for their services as directors to the extent that such fees are approved by a general meeting of our shareholders. Until February 18, 2003, only the Company's external directors were paid for their service on the Company's Board of Directors and its committees. As resolved by the shareholders, the external directors are compensated according to the maximum rate permitted (now and in the future) by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $6,000, and a participation fee in meetings of approximately $310. On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants(1), including directors appointed in the future, at the same rate the external directors of the Company are paid. On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan, and recently the audit committee and Board of Directors resolved, subject to shareholder approval at the upcoming annual general meeting, to reinstate the directors' annual fee as before the 18% reduction, from January 1, 2005. Additionally, the Company's directors are granted options (see "Share Ownership" ahead). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2004:

                                  Salaries, Directors' Fees,
                                      Service Fees(2),         Pension, Retirement and
                                   Commissions and Bonuses         Similar Benefits
                                  --------------------------   -----------------------
All directors and officers as a
group (then 17 persons)                   $ 1,041,000                  $ 38,000

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

6C. BOARD PRACTICES

Our Board of Directors is currently comprised of seven directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Companies Law 1999, serve for three years. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

----------

(1) However, on August 5, 2004 the shareholders approved an exception - that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company). Additionally, in August 2004 the shareholders ratified the audit committee and Board of Directors' resolutions that the consulting fee paid to Mr. Zvi Greengold (see Item 7B), be in addition to the remuneration and options Mr. Greengold received as a director of the Company until August 2004.

(2) We receive CFO services from Mocha Global Managerial Services Ltd., and the services are provided by Mr. Nehemia Kaufman. From January 1, 2004 we receive managerial/CEO services from Signum Ltd., and the services are provided by Mr. Adiv Baruch. Figure also includes consulting and other fees paid to Cukierman & Co. Investment House Ltd., of which Mr. Edouard Cukierman, the Company's Chairman, is (indirectly) a controlling shareholder.

The Company has determined that Messrs. Gluck, Mandel-Mantello, Zavlik and Raveh and Ms. Ilan, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

In addition, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or interfere with the person's ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. At least one of the external directors must be a financial expert.

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

In accordance with the requirements of the Nasdaq Stock Market, commencing on July 31, 2005, nominees for directors will be selected by a majority of the independent directors.

AUDIT COMMITTEE:

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the Board of Directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company's business, making recommendations to the Board of Directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one participated in the meeting at which the action or transaction was approved.

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

The Company has determined that the members of the audit committee meet the applicable Nasdaq Stock Market and SEC independence standards.

In 2003 the Company adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available on the Company's website.

REMUNERATION COMMITTEE

The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of directors and certain employees of the Company. The Remuneration Committee of the Company meets on an ad hoc basis, and in the past has not always been active. Under the Israeli Companies Law, generally the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

Commencing July 31, 2005, the compensation of the Company's chief executive officer and other executive officers shall be determined by a majority of the independent directors on the Company's Board of Directors.

6D. EMPLOYEES

As of December 31, 2004, we employed 93 employees (including employees of our subsidiaries as well). All are employed in Israel. Of the 93 employees, 20 employees are in administration and finance, 26 employees in marketing and sales, 29 employees in engineering, research and development, 7 employees in technical support, and 11 employees in manufacturing and related activities. As of December 31, 2003 we employed 57 employees worldwide (the increase in the number of employees in 2004 compared to 2003, is mainly due to the acquisition of Odem). As of December 31, 2002, we employed 104 employees worldwide. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or strike.

Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, allotment of vacation and sickness days, procedures for dismissing employees, determination of severance pay and other conditions of employment.

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

6E. SHARE OWNERSHIP

As of May 10, 2005, none of our directors and officers, now consisting of 12 persons, hold any ordinary shares. We have granted our officers and directors options to purchase 406,282 ordinary shares under our Stock Option Plans(3). The average exercise price of these options is $3.06 per option. Of these options, none have been exercised until now and 191,126 had vested as of May 10, 2005.

----------
(3) Includes options granted to Mocha Global Manageri al Services Ltd. and to Signum Ltd.. Does not include 7,500 options granted to Mr. Yair Shamir (who was a director of the Company until March 31, 2005), which expired on May 31, 2005. Does not include 12,805 options granted to Mr. Israel Gal, who was a director of the Company until May 10, 2005, with respect to which the acceleration of vesting and extension of exercise terms are pending shareholder approval. Does not include additional grant to Signum Ltd. currently pending shareholder approval.

On February 18, 2003 the Company's shareholders approved the grant of 7,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant. As the share price has fluctuated over the past year, at the recommendation of the Board of Directors the shareholders resolved on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding their appointment.

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options under the same terms as all other directors (with a grant date of August 31, 2003), despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company), and therefore not eligible for options according to the current shareholder resolution.

The audit committee and the Board of Directors have also approved, subject to shareholder approval at the upcoming annual meeting of shareholders, to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 7,500 options to purchase Ordinary Shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004.

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

Due to a tax reform in Israel, after January 1, 2003 the Company may not grant options pursuant to an "old" Section 102 Plan. Therefore, the Company may not grant any more options pursuant to the 2000 and 1995 Plans described below. Previous grants under these Plans remain unaffected.

2003 PLAN

In May 2003 the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 625,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. The Board of Directors has approved the increase of ordinary shares reserved for issuance under the 2003 Plan, subject to shareholder approval at the upcoming annual general meeting, to 1 million ordinary shares. The Board of Directors has resolved that no further grants shall be made from the previous plans (1994, 1995, 1999, 2000 and 2001), which, as of December 31, 2004, had in the aggregate 397,499 options left for issuance from the existing option pools previously approved by the shareholders). The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. Pursuant to an election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee's marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election in the year 2005.

As of December 31, 2004, we had 483,279 options outstanding under the 2003 plan, 228,282 at an exercise price of $3.00 per share, 121,997 at an exercise price of $2.00 per share, 60,000 at an exercise price of $1.84 per share, and 73,000 at an exercise price of less than $0.01 per share. 158,055 options were vested as of December 31, 2004.

2001 PLAN

In March 2002, the Company's shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company's employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of December 31, 2004, we had 101,641 options outstanding under this plan, 75,000 at an exercise price of $4.00 per share and 26,641 at an exercise price of $6.80 per share. All of the outstanding options had vested as of December 31, 2004.

2000 PLAN

In April 2001, the Company's shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of December 31, 2004, we had 50,825 options outstanding under this plan, 41,075 at an exercise price of $28.00 per share and 9,750 at an exercise price of $6.80 per share. Of these options, 50,075 were vested as of December 31, 2004.

1999 PLAN

In November 1999, the Company's shareholders approved the adoption of the 1999 Stock Option Plan (incentive and restricted stock options). The 1999 plan has 193,750 ordinary shares reserved in its favor. As of December 31, 2004, 44,257 of the options granted under this plan had been exercised, and no options were outstanding.

1995 PLANS

In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the "ISO/RSO Plan"), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the "Section 102 Plan" and together with the ISO/RSO Plan, the "Share Option Plans").

The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. As of December 31, 2004, 22,300 of the options granted under this plan had been exercised, and there were 11,113 more options outstanding, 7,963 at an exercise price of $17.00 per share, and 3,150 at an exercise price of $18.00 per share. All of the outstanding options had vested as of December 31, 2004.

1994 PLAN

In 1994, we adopted a plan for the grant of options to purchase 50,000 ordinary shares to our employees. As of December 31, 2004, 28,615 of the options granted under this plan had been exercised, and no options were outstanding.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table presents, to the best of our knowledge, certain information as of May 10, 2005 with respect to each shareholder known to the Company to be the beneficial owner of more than 5% of our outstanding ordinary shares. Except where indicated, we believe, based on information provided by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares (subject to community property laws, where applicable). Applicable percentage ownership in the following table is based on 4,838,651 shares outstanding as of May 10, 2005.

                                        Shares Beneficially Owned
                                        -------------------------
NAME AND ADDRESS                         NUMBER         PERCENT
----------------                        -------         -------
Catalyst Fund, LP (1)
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel                  947,275          19.58%

Hillswood Holdings Limited (2)
C/o Credit Suise Trust Limited
Guernsey Office
P.O. Box 122, Helvetia Court
South Esplanade, St. Peter Port
Guernsey, GY1 4EE Channel Islands       297,719           6.15%

Quasar Communication Systems Ltd.
2 Pekris Street, Science Park
Rehovot 76702, Israel                   285,000           5.89%

M. Wertheim Holdings, Ltd.
7 Zabotinski Street
Ramat-Gan 52520, Israel                 279,958           5.79%

Ms. Yael Gal (3)
Moshav Yaad
Misgav 20155, Israel                    244,336           5.05%

Officers and directors as a group (4)         0              0%

(1) Does not include 345,000 ordinary shares that Catalyst has agreed to purchase from the Company pursuant to a share purchase agreement dated May 24, 2005 (see Item 5B).
(2) Does not include 12,400 Ordinary Shares held by the son of the controlling shareholder of Hillswood Holdings Limited.
(3) Does not include indirect ownership of 16,649 Ordinary Shares (and 12,805 options) owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership.
(4) Does not include 406,282 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company.

Of the major shareholders, to the best of our knowledge, only the holdings of Ms. Yael Gal changed over the last three years: as of December 31, 2002 and 2003
- 244,467 ordinary shares, and as of December 31, 2004 - 244,336 ordinary shares(4).

The shareholders' holdings reflect their voting rights. The Company's major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of May 10, 2005, there were 19 record holders of ordinary shares, of which 7 were registered with addresses in the United States, representing approximately 64% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B. RELATED PARTY TRANSACTIONS

M&A ADDENDUM TO THE SERVICES AGREEMENT OF CUKIERMAN & CO.

In 2003, the Company's audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective as of April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of our Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed by the parties and drafted as a future addendum to the agreement. Such an addendum was approved on August 22, 2004, and it provides Cukierman & Co. with a success fee of 3.5% of the proceeds exchanged in an M&A transaction.

----------
(4) Her spouse, Mr. Israel Gal, was also a major shareholder until recently. His holdings over the last three years: as of December 31, 2002 and 2003 - 321,332 ordinary shares, as of December 31, 2004 - 244,635 ordinary shares, and as of May 10, 2005 - 16,649 ordinary shares.

CONSULTING AGREEMENT BETWEEN BOSCOM AND ZVI GREENGOLD

On August 5, 2004, at the recommendation of the audit committee and Board of Directors, the shareholders approved a consulting agreement between the Company's subsidiary, BOScom Ltd. and Mr. Zvi Greengold (who until August 5, 2004 was a director of the Company and Chairman of the Board of Directors of BOScom, and is currently an observer on the Company's Board of Directors and a director of BOScom), effective September 1, 2003, and that the consulting fee of 4,500 NIS per month (approximately $1,000) plus applicable VAT and reimbursement of expenses, shall be in addition to the remuneration and options Mr. Greengold receives as a director of the Company (as do all directors who are non employees/consultants of the Company). The consulting services include accompanying management in formalization of managerial processes and providing consulting services to the CEO. The agreement may be terminated by either party for any reason by 30 day advance written notice.

On September 26, 2004 the Board of Directors resolved that Mr. Greengold, who since August 2004 serves as an observer on the Board, shall not be compensated for his participation in Board meetings, but will continue to hold the options granted to him in August 2003 while he was a director, just like the Company directors.

CONSULTING AGREEMENT BETWEEN BOSCOM AND ISRAEL GAL

The audit committee and the Board of Directors have approved, subject to shareholder approval at the upcoming annual meeting of shareholders, a consultancy agreement between BOScom and Xorcom Ltd., a company controlled by Israel Gal, who was a director of the Company until May 10, 2005 and who was employed by the Company and Boscom in various positions, the most recent as CTO of VOIP products in BOScom. On December 31, 2004 the employment was terminated and Mr. Gal began providing consultancy services (as well as aid in the preparation of the Chief Scientist proposal and outsourcing of hardware) to BOScom, through his company, Xorcom Ltd. The term of the consultancy agreement is January 1, 2005 through June 30, 2005. The amount paid for Mr. Gal's consulting services is equal to the amount borne by the employer with respect to his salary as of December 31, 2004. The Company may, by the decision of its CEO and the approval of the Board, terminate the agreement at any time, by giving one month prior written notice.

ASSIGNMENT OF VOTING RIGHTS TO MR. YAIR SHAMIR

On February 5, 2004 the audit committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who was a director of the Company until March 31, 2005 and is the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Item 4A), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf's shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst.

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

In February 2003, a settlement agreement reached between the parties provided for the dismissal of the lawsuit, so that the Transaction will be executed without the need for shareholder approval. Under the settlement agreement, Catalyst was prohibited, until February 1, 2005, from entering into a voting agreement of any kind, with other shareholders of the Company, unless some of the plaintiff shareholders enter into voting agreements of their own. Catalyst also represented that it purchased the Company shares for investment purposes and undertook to not sell its shares until February 1, 2006, subject to certain agreed-upon exceptions. The settlement agreement also provided Catalyst with the same registration rights with regard to the purchased shares, as some of the plaintiff shareholders received when they invested in the Company in May 2000. Furthermore, all parties waived claims against each other and against the directors of the Company, with regard to the Transaction, as well as any claims against Orwer Ltd. and/or Mr. Aviram Wertheim, with relation to the private placement between the Company and Orwer Ltd., which did not take place despite the authorization given by the shareholders in March 2002.

PRIVATE PLACEMENT WITH CERTAIN INVESTORS, INCLUDING CATALYST

On May 24, 2005 the Company entered into a Share Purchase Agreement with certain investors, including the Catalyst Fund L.P., which is the Company's largest shareholder. The transaction is subject to certain closing conditions, including shareholder approval at the upcoming Annual General Meeting (scheduled for June 29, 2005). See Item 5B.

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION.

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See Item 18.

SALES OUTSIDE ISRAEL

The total amount of export sales of the Company has been as follows:

2004 - $4,318,000 (totaling 52% of all revenues); 2003 - $4,172,000 (totaling
73% of all revenues); 2002 - $7,137,000 (totaling 76% of all revenues).

LEGAL PROCEEDINGS

In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company's termination notice of the leasing agreement in March 2002 constituted a breach of the agreement and the car vendor is demanding compensation of which the nominal sum is approximately $292,000. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision for this claim.

In September 2003, a supplier filed a legal claim in the amount of $107,000 against the Company's subsidiary (Odem). The claim alleges the breach of an agreement for the purchase of products. The Company's legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company's management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

DIVIDEND POLICY

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at the time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli statutory standards. Any dividends paid out of Approved Enterprise earnings (i.e. tax exempt income) will be liable to tax. As we cannot currently distribute dividends, no provision has been made for this additional tax in our Financial Statements.

8B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9: THE OFFER AND LISTING.

9A. OFFER AND LISTING DETAILS

Our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, as quoted on the NASDAQ Small Capitalization Market under the symbol "BOSC" and "BOSCW," respectively. In September 2000, our shares started to be traded on the NASDAQ National Market. In January 2002, our shares began trading, as well, on the Tel-Aviv Stock Exchange, under the symbol "BOSC", pursuant to the dual-listing regulations of the Israeli Securities Authority.

Prices set forth below are high and low reported closing prices for our ordinary shares and warrants of the Company, as reported by NASDAQ for the period indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected May 29, 2003.

                                ORDINARY SHARES       WARRANTS
                                ---------------    --------------
Period                            High     Low      High     Low
2000     Annual                  71.24    10.36    40.00*   4.56*

2001     Annual                  16.68     3.64

2002     Annual                   7.92     2.40

2003     Annual                   3.97     1.67
         First Quarter            1.96     1.92
         Second Quarter           2.40     1.99
         Third Quarter            1.90     1.67
         Fourth Quarter           3.97     2.60

2004     Annual                   4.00     1.62
         First Quarter            4.00     2.31
         Second Quarter           3.25     1.77
         Third Quarter            2.10     1.62
         Fourth Quarter           3.96     1.82

2004     December                 3.96     2.17
2005     January                  3.50     2.35
         February                 3.49     2.43
         March                    3.18     2.59
         April                    2.79     2.27
         May                      2.52     2.24
         June (until June 21)     2.34     2.15

(*) The warrants expired and ceased to be traded on April 2, 2000.

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

Our securities are traded on the NASDAQ Stock Exchange (symbol "BOSC") and the Tel-Aviv Stock Exchange (symbol "BOSC").

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion's commencement. A quorum is the presence of at least two shareholders holding at least 33?% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting's commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as "the adjourned meeting") (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

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

7.   CHANGE OF CONTROL

Under the Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn't required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

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

GENERAL CORPORATE TAX STRUCTURE

Israeli companies are generally subject to income tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30%for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

Taxable income of a company derived from an approved enterprise is subject to company tax at the rate of 10-25% (subject to the percentage of the foreign shareholders holding in the company), rather than at the regular rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from completion of the investment under the approved plan (commencement of production) or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A Foreign Investors Company ("FIC"), as defined in the Investment Law, may enjoy benefits for a period of up to 10 years, or 12 years if it complies with certain export criteria stipulated in the Investment Law.

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

In our fourth program, we have elected to participate in the "alternative benefit program". Income derived from "alternative benefit program" which began in 1997 is exempt from tax for a period of ten years, starting in the first year in which we generate taxable income from the approved enterprise. The tax benefit period for this program will expire through 2010. The fourth plan was extended until 2001.

During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company, were transferred to BOScom.

Since 2002, we elected not to participate in any approved enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at regular corporate tax rate.

Our subsidiary, BOScom, also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Income derived from BOScom's investment program, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

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

Under an amendment to the Inflationary Adjustments Law 1985, effective January 1, 1999, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

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

Qualified dividend income received by an individual (as well as certain trusts and estates) U.S. Shareholder for taxable years beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder's taxable income. If a non-corporate U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a "qualified foreign corporation." A "qualified foreign corporation" includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a "qualified foreign corporation". In the event ordinary shares should not be readily tradable on an established securities market in the United States, non-corporate U.S. Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.

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

DISPOSITION OF THE ORDINARY SHARES

Subject to the discussion under the heading "Passive Foreign Investment Company Status" the sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of ordinary shares.

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

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC. However, the Company does not believe that it was a PFIC in 2004. However, there can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. Shareholder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. Shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions," including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Shareholder
(i) may be permitted to make a "qualified electing fund" election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company's income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. Shareholders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Annual Report on Form 20-F. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a "qualified electing fund" election in the event the Company is determined to be a PFIC.

TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF ORDINARY SHARES

Except as described in "Information Reporting and Back-up Withholding" below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

     o the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

          (i) in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

          (ii) in the case of an individual, the item is attributable to a fixed place of business in the United States;

     o the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

     o the non-U.S .holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

INFORMATION REPORTING AND BACK UP WITHHOLDING.

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and "backup withholding" at a 30% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, ordinary shares. Backup withholding will apply only if a U.S.
Shareholder: (a) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder's federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

CURRENCY EXCHANGE RATE RISK MANAGEMENT

The Company's functional currency is the US Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than US Dollar such as Israeli Shekel and Euro.

The excess balance of monetary assets on liabilities in non-dollar currencies in the Balance Sheet as of 31.12.04 and 31.12.03 ("Balance Sheet Exposure") is presented in the table below. The data is presented in US Dollars (in thousands):

                                              DECEMBER 31, 2004         DECEMBER 31, 2003
                                             -------------------       -------------------
                                           ISRAELI      NON-DOLLAR    ISRAELI     NON-DOLLAR
                                           CURRENCY     CURRENCIES    CURRENCY    CURRENCIES
                                              (1)          (2)           (1)         (2)
                                             ------       ------       ------       ------
                                             U.S.$         U.S.$        U.S.$        U.S.$
                                             ------       ------       ------       ------
CURRENT ASSETS:
Cash and cash equivalents                    $  873       $  244       $  629       $   41
Trade receivables                             3,794          121          388            2
Other accounts receivable                       390            -           87           68
                                             ------       ------       ------       ------

                                             $5,057       $  365       $1,104       $  111
                                             ======       ======       ======       ======
CURRENT LIABILITIES:
Short term loans from banks                  $1,354       $    -       $    -       $    -
Current maturities of long-term bank             48            -            -            -
loans and convertible note
Trade payables                                1,514           21           41           16
Other accounts payable                          988            -          406          110
                                             ------       ------       ------       ------

                                             $3,904       $   21       $  447       $  126
                                             ======       ======       ======       ======
Bank loans (net of current maturities)       $   54       $    -       $    -       $    -
                                             ======       ======       ======       ======
TOTAL LIABILITIES                            $3,958       $   21       $  447       $  126
                                             ======       ======       ======       ======
NET                                          $1,099       $  344       $  657       $  (15)
                                             ======       ======       ======       ======


(1) The above does not include balances in Israeli currency linked to the US dollar.

(2)  Primarily Euro.

The Company does not use financial instruments and derivatives, but manages the risk of Balance Sheet Exposure by attempting to maintain a similar balance of assets and liabilities in any given currency.

The selling prices of our products in Israel and Europe are quoted and collected in the local currency. The purchases and salary expenses in Israel are paid in the local currency.

A material change in currency exchange rate of the NIS or Euro compared to the US Dollar may have an effect on the Company's financial results and cash flow.

CREDIT RISK MANAGEMENT

The company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in the United States, Europe and Israel. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.


Provisions are made for doubtful debts on a specific basis and, in management's opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.


The table below presents the accounts receivables balance by geographical market as of 31.12.04 and 31.12.03:

                            DECEMBER 31,
                        --------------------
                         2004         2003
                        ------       ------

United States           $  734       $  392
Europe                  $  345       $  117
Israel and others       $3,478       $  566
                        ------       ------

                        $4,557       $1,075
                        ======       ======


INTEREST RATE RISK

The Company's exposure to market risk for changes in interest rates, is due to its investment of its surplus funds, loans and Convertible Note that carried variable interest.

The Company has a conservative investment policy. According to this policy the Company invests in bank deposits and in high level marketable securities.

A material change in yields of the securities which the company invests in and the need of cash before the securities' maturation, may have an effect on the Company's financial results and cash flow.

A material change in interest we receive on our bank deposits or pay on our loans and Convertible Note may have an effect on the Company's financial results and cash flow.

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

Subsequent to the date of the evaluation thereof, there have been no significant changes in the Company's internal controls or in other factors that could have materially affected or are reasonably likely to materially affect these controls. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16: [RESERVED]

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that Prof. Adi Raveh and Mr. Ronen Zavlik, both members of the audit committee, are "audit committee financial experts", as defined by the applicable SEC regulations. The experience of each is listed under Item 6A. Both are "independent" under the applicable SEC and Nasdaq regulations.

ITEM 16B: CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code may be obtained, without charge, upon a written request addressed to the Company's investor relations department.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company's principal accountants for the years 2003 and 2004 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2003 and 2004:

                    YEAR ENDED DECEMBER 31, 2004  YEAR ENDED DECEMBER 31, 2003
                    ----------------------------  ----------------------------
                          AMOUNT    PERCENTAGE       AMOUNT    PERCENTAGE
                          ------    ----------       ------    ----------

Audit Fees                81,000       75%           $40,000       61%

Audit-Related Fees (1)    19,000       18%           $ 7,650       12%

Tax Fees (2)               3,000        3%           $ 8,000       12%

All Other Fees (3)         4,000        4%           $ 9,500       15%

Total                    107,000      100%           $65,150      100%


(1) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2) "Tax fees" are fees for professional services rendered by the Company's auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment.

(3) "All Other Fees" are fees for consulting services rendered by the Company's auditors with respect to government incentives.


The Audit Committee pre-approves on an annual basis the audit and certain non-audit services provided to the Company by its auditors. Such annual pre-approval is given with respect to particular services and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Furthermore, the Audit Committee has authorized the Committee Chairman to pre-approve engagements of the Company's auditors so long as the fee for each such engagement does not exceed $5,000 and so long as the engagement is notified to the Committee at its next subsequent meeting. Any services pre-approved by the Audit Committee (or by the Chairman) must be permitted by applicable law.


ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable to Registrant

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any Affiliated Purchasers (or anyone acting on their behalf) purchased any of the Company's securities in 2004.

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS


The following financial statements are filed as part of this Annual Report:


                                                     PAGE
                                                     ----
Report of Independent Auditors                        F-2
Consolidated Balance Sheets                        F-3 - F-4
Consolidated Statements of Operations                 F-5
Statement of Changes in Shareholders' Equity          F-6
Statements of Cash Flows                           F-7 - F-8
Notes to Consolidated Financial Statements         F-9 - F-39

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

4.2 Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17,
     2004).

4.3 Share Purchase Agreement and Registration Rights Agreement, dated as of December 14, 2003, by and between Hillswood Holdings Limited and Vamos Inc. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004).

4.4 Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17,
     2004).

4.5 M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant.

4.6 Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004 (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004)

4.7 Securities Purchase Agreement, Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.8 Distribution Agreement, dated as of January 15, 2003, by and between Boscom Ltd. and Bosanova Inc. (incorporated by reference to the Company's Annual Report on Form 20-F/A filed on January 6, 2005).

4.9 Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.10 Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.11 Share Purchase Agreement, dated as of November 2, 2004, by and between Telsys Ltd., Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.12 Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant.

4.13 The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

8.1 List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1 Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

10.2 Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

10.3 Consent of Walter Fey, CPA.

10.4 Consent of Mazars Paardekooper Hoffman.

12.1 Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2 Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1 Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                       B.O.S. Better Online Solutions Ltd.


/s/ Adiv Baruch                                      /s/ Nehemia Kaufman
---------------                                      -------------------
Adiv Baruch                                          Nehemia Kaufman
President and Chief Executive Officer                Chief Financial Officer



Date: June 27, 2005

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.


                              AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                            U.S. DOLLARS IN THOUSANDS





                                      INDEX


                                                                               PAGE
                                                                               ----
REPORT OF INDEPENDENT AUDITORS REGISTERED PUBLIC ACCOUNTING FIRM               F - 2

CONSOLIDATED BALANCE SHEETS                                                F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                          F - 5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                  F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      F - 7 - F - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 F - 9 - F - 39

[ERNST & YOUNG LOGO]  o KOST FORER GABBAY & KASIERER  o Phone: 972-3-6232525
                        3 Aminadav St.                  Fax:   972-3-5622555
                        Tel-Aviv 67067, Israel



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.


     We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Odem electronic technologies 1992 Ltd ("Odem") a subsidiary, which statements reflect total assets constituting 30.6% as of December 31, 2004, and total revenues for the period from November 18, 2004 (date of acquisition of Odem) to December 31, 2004 constituting 23.5% of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Odem, is based solely on the reports of the other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated
March 25, 2005.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
    March 30, 2005                             A Member of Ernst & Young Global

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

We have audited the consolidated balance sheets of Odem Electronic Technologies 1992 Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in the United States of America.




Jerusalem, Israel                          Kesselman & Kesselman
    March 25, 2005                Certified Public Accountants (Israel)
                        A member of PricewaterhouseCoopers International Limited

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                 DECEMBER 31,
                                                                                           ------------------------
                                                                                            2004             2003
                                                                                           -------          -------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                               $ 2,578          $ 3,872
   Marketable securities (Note 5)                                                            2,324            1,014
   Trade receivables (net of allowance for doubtful accounts of $ 38 and $ 171 as
     of December 31, 2004 and 2003, respectively)                                            4,557            1,075
   Other accounts receivable and prepaid expenses (Note 3)                                     722              317
   Inventories (Note 4)                                                                      3,086              961
                                                                                           -------          -------
 Total current assets                                                                       13,267            7,239
                                                                                           -------          -------

 LONG-TERM ASSETS:
   LONG TERM MARKETABLE SECURITIES (Note 5)                                                    757            1,862
                                                                                           -------          -------

   SEVERANCE PAY FUND                                                                        1,143              684
                                                                                           -------          -------

   INVESTMET IN AN AFFILIATED COMPANY (Note 6)                                               2,472            2,780
                                                                                           -------          -------

   OTHER ASSETS                                                                                395                -
                                                                                           -------          -------

 PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)                                                 1,019              598
                                                                                           -------          -------

 GOODWILL (Note 9)                                                                           1,569              741
                                                                                           -------          -------

  CUSTOMER LIST, NET (Note 8)                                                                1,389                -
                                                                                           -------          -------

 OTHER INTANGIBLE ASSETS, NET (Note 8)                                                         471                -
                                                                                           -------          -------

 ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)                                             3              119
                                                                                           -------          -------

                                                                                           $22,485          $14,023
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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                   DECEMBER 31,
                                                                                           ---------------------------
                                                                                             2004              2003
                                                                                           --------           --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short term loans from banks (Note 10)                                                   $  1,354           $      -
   Current maturities of long-term bank loans and convertible note                              643                  -
   Trade payables                                                                             3,845                464
   Employees and payroll accruals                                                               664                404
   Deferred revenues                                                                            364                378
   Accrued expenses and other liabilities (Note 11)                                           1,141                911
                                                                                           --------           --------
 Total current liabilities                                                                    8,011              2,157
                                                                                           --------           --------

 LONG-TERM LIABILITIES:
   Bank loans (net of current maturities) (Note 12)                                              54                  -
   Convertible note (net of current maturities) (Note 13)                                     1,151                  -
   Put option issued to minority shareholders in a subsidiary                                   359                  -
   Deferred taxes                                                                               348                  -
   Accrued severance pay                                                                      1,468                951
                                                                                           --------           --------
 TOTAL long-term liabilities                                                                  3,380                951

 MINORITY INTEREST IN A SUBSIDIARY                                                              809                  -
                                                                                           ========           ========

 LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1c)                                       237                374
                                                                                           ========           ========

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

 SHAREHOLDERS' EQUITY (Note 15):
   Share capital
     Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
       December 31, 2004 and 2003; Issued: 4,737,658 and 4,167,509 shares at
       December 2004 and 2003, respectively; Outstanding: 4,737,658 and 4,162,126
       shares at December 2004 and 2003, respectively                                         4,823              4,309
   Additional paid-in capital                                                                44,426             43,247
   Deferred stock-based compensation                                                           (174)                 -
   Accumulated other comprehensive income                                                        31                  -
   Treasury shares: 0 Ordinary shares at December 31, 2004 and 5,383 Ordinary
     shares at December 31, 2003                                                                  -               (150)
   Accumulated deficit                                                                      (39,058)           (36,865)
                                                                                           --------           --------

 TOTAL SHAREHOLDERS' EQUITY                                                                  10,048             10,541
                                                                                           --------           --------

 TOTAL liabilities and shareholder's equity                                                $ 22,485           $ 14,023
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

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                                      YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------
                                                                               2004             2003              2002
                                                                              -------          -------          -------
Revenues                                                                      $ 8,282          $ 5,728          $ 9,441
Cost of revenues                                                                4,608            1,794            2,300
Non recurring royalty reversal (Note 17a)                                           -              339                -
                                                                              -------          -------          -------
Gross profit                                                                    3,674            4,273            7,141
                                                                              -------          -------          -------

Operating costs and expenses:
  Research and development                                                      2,296            2,129            2,182
  Less - grants and participation                                                (492)            (283)               -
  Sales and marketing                                                           1,706            2,178            3,705
  General and administrative                                                    1,705            1,317            1,697
  Restructuring and related costs                                                   -              678                -
                                                                              -------          -------          -------
Total operating costs and expenses                                              5,215            6,019            7,584
                                                                              -------          -------          -------

Operating loss                                                                 (1,541)          (1,746)            (443)
Financial income (expenses), net (Note 17b)                                      (158)             109              295
Other income (expenses)                                                             -               45              (95)
                                                                              -------          -------          -------
Loss before taxes on income                                                    (1,699)          (1,592)            (243)
Taxes on income (Note 16)                                                         (20)               -                -
Equity in losses of an affiliated company                                        (308)            (465)            (570)
Minority interest in earnings of a subsidiary                                     (17)               -                -
                                                                              -------          -------          -------
Loss from continuing operations                                                (2,044)          (2,057)            (813)
income (loss) related to discontinued operations (Note 1c)                         (9)           2,036           (7,674)
                                                                              -------          -------          -------


Net loss                                                                      $(2,053)         $   (21)         $(8,487)
                                                                              =======          =======          =======

Basic and diluted net loss per share from continuing operations
  (Note 17c)                                                                  $ (0.44)         $ (0.56)         $ (0.26)
                                                                              =======          =======          =======

Basic and diluted net income (loss) per share from discontinued
  operations (Note 17c)                                                       $  0.00          $  0.55          $ (2.46)
                                                                              =======          =======          =======

Basic and diluted net loss of NIS 4.00 par value per share (Note 17c)         $ (0.44)         $ (0.01)         $ (2.72)
                                                                              =======          =======          =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                             ACCUMULATED
                                                                            ADDITIONAL       DEFERRED           OTHER
                                                ORDINARY        SHARE        PAID IN       SHARE BASED      COMPREHENSIVE
                                                 SHARES        CAPITAL       CAPITAL       COMPENSATION         INCOME
                                                ---------     ---------     ---------      -------------     -------------
 Balance at January1, 2002                      3,102,264     $   3,628     $  41,220      $           -     $           -
   Issuance of shares                               3,750             3            27                  -                 -
   Issuance of shares related to the
     private placement in 2000                     71,250            59            (1)                 -                 -
   Reversal of accrued issuance expenses                -             -            66                  -                 -
   Stock based compensation related to
     warrants issued to service providers               -             -             7                  -                 -
   Net loss                                             -             -             -                  -                 -
   Total other comprehensive loss                       -             -             -                  -                 -
                                                ---------     ---------     ---------      -------------     -------------
 Total comprehensive loss

 Balance at December 31, 2002                   3,177,264         3,690        41,319                  -                 -

   Issuance of shares related to share swap
     transaction                                  633,102           537         1,059                  -                 -
   Issuance of shares related to the
     private placement                            357,143            82           846                  -                 -
   Stock based compensation related to
     warrants issued to service providers               -             -            23                  -                 -
   Net loss                                             -             -             -                  -                 -
   Total other comprehensive loss                       -             -             -                  -                 -
                                                ---------     ---------     ---------      -------------     -------------
Total comprehensive loss


 Balance at December 31, 2003                   4,167,509         4,309        43,247                  -                 -
   Deferred employee share-based
     compensation                                       -             -           179               (179)                -
   Amortization of deferred employee
     share-based compensation                           -             -                                5                 -
   Issuance of shares related to the
     acquisitions of Quasar and Odem              570,149           514           784                                    -
   Stock based compensation related to
     warrants issued to service providers               -             -           117                                    -
   Beneficial conversion feature related to
     convertible note                                   -             -            99                  -                 -
   Other comprehensive loss
   Net loss                                             -             -             -                  -                 -
   Gain on available for sales marketable
     securities                                         -             -             -                                    5
   Foreign currency translation adjustments             -             -             -                                   26
                                                ---------     ---------     ---------      -------------     -------------
 Total comprehensive loss

 Balance at December 31, 2004                   4,737,658     $   4,823     $  44,426      $        (174)    $          31
                                                =========     =========     =========      =============     =============




                                                                                       TOTAL            TOTAL
                                                  TREASURY         ACCUMULATED     COMPREHENSIVE     SHAREHOLDERS'
                                                   SHARES            DEFICIT            LOSS            EQUITY
                                                -------------     -------------     -------------     ---------


 Balance at January1, 2002                      $        (150)    $     (28,357)                      $  16,341
   Issuance of shares                                       -                 -                              30
   Issuance of shares related to the
     private placement in 2000                              -                 -                              58
   Reversal of accrued issuance expenses                    -                 -                              66
   Stock based compensation related to
     warrants issued to service providers                   -                 -                               7
   Net loss                                                 -            (8,487)    $      (8,487)       (8,487)
   Total other comprehensive loss                           -                 -                 -             -
                                                -------------     -------------     -------------     ---------
 Total comprehensive loss                                                           $      (8,487)
                                                                                    =============
 Balance at December 31, 2002                            (150)          (36,844)                          8,015

   Issuance of shares related to share swap
     transaction                                            -                 -                           1,596
   Issuance of shares related to the
     private placement                                      -                 -                             928
   Stock based compensation related to
     warrants issued to service providers                   -                 -                              23
   Net loss                                                 -               (21)    $         (21)          (21)
   Total other comprehensive loss                           -                 -                 -             -
                                                -------------     -------------     -------------     ---------
Total comprehensive loss                                                            $         (21)
                                                                                    =============

 Balance at December 31, 2003                            (150)          (36,865)                         10,541
   Deferred employee share-based
     compensation                                           -                 -                               -
   Amortization of deferred employee
     share-based compensation                               -                 -                               5
   Issuance of shares related to the
     acquisitions of Quasar and Odem                      150              (140)                          1,308
   Stock based compensation related to
     warrants issued to service providers                   -                 -                             117
   Beneficial conversion feature related to
     convertible note                                       -                 -                              99
   Other comprehensive loss
   Net loss                                                 -            (2,053)    $      (2,053)       (2,053)
   Gain on available for sales marketable
     securities                                             -                 -                 5             5
   Foreign currency translation adjustments                 -                 -                26            26
                                                -------------     -------------     -------------     ---------
 Total comprehensive loss                                                           $      (2,022)
                                                                                    =============
 Balance at December 31, 2004                   $           -     $     (39,058)                      $  10,048
                                                =============     =============                       =========

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------
                                                                            2004           2003            2002
                                                                           -------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                  $(2,053)       $   (21)       $(8,487)
 Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
   Loss (income) from discontinued operations                                    9         (2,036)         7,674
   Depreciation and amortization of intangible assets                          351            307            390
   Amortization of marketable securities premium                                47            101             89
   Impairment of property and equipment                                          -            110             95
   Accrued severance pay, net                                                    8             36            (49)
   Equity in losses of an affiliated company                                   308            465            570
   Minority interest in earnings in a subsidiary                                17              -              -
   Capital loss from sale of property and equipment                              5              6              -
   Gain on sale of marketable securities                                         -            (13)             -
   Stock based compensation related to warrants issued to service
     providers                                                                 126             23              7
   Amortization of financial expenses related to issuance of
     convertible note                                                           78              -              -
   Decrease (increase) in trade receivables                                   (342)           448            (28)
   Decrease in deferred taxes                                                  (47)             -              -
   Decrease in other accounts receivable and prepaid expenses                   33            131            186
   Increase in inventories                                                    (461)          (106)          (548)
   Increase (decrease) in trade payables                                       961           (580)           596
    Decrease in employees and payroll accruals, deferred revenues,
     accrued expenses and other liabilities                                    (63)          (808)          (368)
                                                                           -------        -------        -------
 Net cash provided by (used in) operating activities from continuing
   operations                                                               (1,023)        (1,937)           127
 Net cash provided by (used in) operating activities from
   discontinued operations                                                     (96)        (1,032)           728
                                                                           -------        -------        -------
 Net cash provided by (used in) operating activities                        (1,119)        (2,969)           855
                                                                           -------        -------        -------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                           (214)           (64)          (163)
 Proceeds from sale of property and equipment                                   38              8              9
 Investment in long-term marketable securities                              (1,247)          (971)          (196)
 Investment in an affiliated company                                             -           (155)             -
 Acquisitions, net of cash acquired (a,b)                                   (1,443)             -              -
 Realization of (investment in) restricted cash                                  -            700           (700)
 Proceeds from redemption of marketable securities                           1,000          1,001              -
                                                                           -------        -------        -------
 Net cash provided by (used in) investing activities from continuing
   operations                                                               (1,866)           519         (1,050)
 Net cash used in investing activities from discontinued operations              -              -           (160)
                                                                           -------        -------        -------
 Net cash provided by (used in) investing activities                        (1,866)           519         (1,210)
                                                                           -------        -------        -------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of short term and long term bank loans                              (93)             -           (286)
 Proceeds from long term convertible note and warrants, net of
   issuance expenses                                                         1,787              -              -
 Payment of  long term convertible note                                        (80)             -              -
 Proceeds from issuance of shares, net                                           -            928             58
 Issuance expenses related to investment in a affiliated company                 -           (159)             -
                                                                           -------        -------        -------
 Net cash provided by (used in) financing activities from continuing
   operations                                                                1,614            769           (228)
 Net cash used in financing activities from discontinued operations              -            (47)        (3,216)
                                                                           -------        -------        -------
 Net cash provided by (used in) financing activities                         1,614            722         (3,444)
                                                                           -------        -------        -------

 Decrease in cash and cash equivalents                                      (1,371)        (1,728)        (3,799)
 Increase in cash and cash equivalents from discontinued operations             66            354            720
 Effect of exchange rate changes on cash and cash equivalents                   11              -              -
 Cash and cash equivalents at the beginning of the year                      3,872          5,246          8,325
                                                                           -------        -------        -------

 Cash and cash equivalents at the end of the year                          $ 2,578        $ 3,872        $ 5,246
                                                                           =======        =======        =======


The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                           2004             2003             2002
                                                                          -------        -----------       -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

(i) Net cash paid during the year for:
         Interest                                                         $   129        $         1       $    82
                                                                          =======        ===========       =======

(ii) Non-cash activities:
     Investment in an affiliated company against issuance of shares       $     -        $     1,755       $    30
                                                                          =======        ===========       =======

A.  ACQUISITION OF QUASAR:
Fair value of net assets acquired (excluding cash and cash
  equivalents) and liabilities assumed at acquisition date:               $   597        $         -       $     -

 Less - amount acquired by issuance of shares                                (539)                 -             -
                                                                          -------        -----------       -------

                                                                          $    58        $         -       $     -
                                                                          =======        ===========       =======

B. ACQUISITION OF ODEM:
Fair value of net assets acquired (excluding cash and cash
  equivalents) and liabilities assumed at acquisition date:               $ 2,293        $         -       $     -

Less :
Amount acquired by issuance of shares                                        (769)                 -             -
Unpaid acquisition expenses                                                  (139)
                                                                          -------        -----------       -------

                                                                          $ 1,385        $         -       $     -
                                                                          =======        ===========       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE AND SHARE DATA)


NOTE 1:- GENERAL

     a. B.O.S. Better Online Solutions Ltd. is an Israeli corporation (together with its subsidiaries "the Company").

          The Company's wholly-owned subsidiary BOScom Ltd. ("BOScom") develops high technology connectivity solutions that provide PC emulation products for the IBM iSeries (AS/400) and cross-platform printing solutions answering a demand for central printing and output management solutions in organizations. BOScom also engages in the business of communication solutions which provide multi-path, intelligent routing voice over IP gateways.

          In September 2004, the Company acquired the assets of Quasar Communication Systems Ltd. Through the acquisition the Company will expand its communication solutions which will include GSM gateways and other cellular gateways (see note 1b).

          In November 2004, the Company Purchased 63.6% of Odem Electronic Technologies 1992 Ltd. ("Odem"). Odem is a solutions supplier of electronic components and systems to the technologies sector (see note
          1b).

          The Company's products are sold and supported through a network of distributors and value-added resellers.

          B.O.S holds 22.6% interest in Surf Communication Solutions Ltd. ("Surf") which is a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries.

     b.   Business combinations:

          In September 2004, the Company entered into an agreement with Quasar Communication Systems Ltd, to purchase the assets and liabilities of Quasar Communication Systems Ltd, for an aggregate consideration of $ 539 by the issuance of 285,000 of the Company's ordinary shares. The assets and liabilities of Quasar Communication Systems were transferred into Quasar Telecom (2004) Ltd., a wholly owned subsidiary ("Quasar"). The results of Quasar's operations have been included in the consolidated financial statements since September 28, 2004 ("the closing date").

          The acquisition will enable the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

          On November 18, 2004 the Company purchased 63.6% of the outstanding shares of Odem, from Odem's existing shareholders. In consideration for Odem's shares the Company (i) issued 290,532 of the Company's ordinary shares subject to "lock-up" periods of 2 to 4 years and (ii) paid an amount of $ 1,971 in cash. In addition, Odem's selling shareholders and the Company have certain put and call options, based on performance, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or exercised and changes in the fair value will be charged to finance expenses.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     The Company's consolidated financial statements reflect the purchase price determined as follows:


                             QUASAR        ODEM
                             ------       ------
Issuance of shares (1)       $  539       $  769
Cash consideration                -        1,971
Transaction costs                58          139
                             ------       ------

Total purchase price         $  597       $2,879
                             ======       ======

     (1) The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

          The acquisitions have been treated using the purchase method of accounting in accordance with SFAS141 "Business Combinations". The purchase price has been allocated to the assets and liabilities assumed acquired based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

     Based upon on valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisitions as follows:


                                                                                       ESTIMATED
ALLOCATION OF PURCHASE CONSIDERATION              QUASAR              ODEM            USEFUL LIFE
---------------------------------------------  ---------------   -----------------  ---------------

Cash                                              $     -          $    586
Tangible assets                                        77               780
Put option to minority shareholders (6)                 -              (359)
Call option to minority shareholders (6)                -               230
Inventory purchase commitment (1)                    (147)                -
Customer list (5)                                       -             1,406           10 years
Deferred tax liability                                  -              (430)          10 years
Trade name (2)                                        180                 -           7 years
Core technology (3)                                   125                 -           5 years
Distribution networks (4)                             200                 -           5 years
Goodwill                                              162               666
                                                  -------          --------

Total purchase price                              $   597          $  2,879
                                                  =======          ========


     (1) The Company is committed to purchase Quasar Communication Systems Ltd. inventory in the ordinary course of business for a cash consideration of $ 517. The fair value of Quasar's inventory at the purchase date amounted to $ 370. A provision in the amount of $ 147 has been recorded at the date of the acquisition.

     (2) The Company's allocation of purchase price valuated the acquired trade name using the relief from royalty approach.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     (3) The Company's allocation of purchase price valuated the acquired core technology using the discounted cash flows to be derived from the sales of these products to present value.

     (4) The Company's allocation of purchase price valuated the acquired distribution networks by calculating the savings realized by the Company through obtaining a pre-existing distribution network.

     (5) The Company's allocation of purchase price valuated the acquired customer list by calculating the benefit from the protection against the loss in revenues and related cash flow as a direct result of the customer relationship.

     (6) The put and call options were valuated by using the Black & Scholes option pricing model.

          The following unaudited pro forma financial information presents the Company's results of operations as if the acquisitions had occurred as of the beginning of the fiscal years 2003 and 2004, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

                                                                                           YEAR ENDED
                                                                                  ----------------------------
                                                                                          DECEMBER 31,
                                                                                  ----------------------------
                                                                                     2004               2003
                                                                                  ---------           --------
          Pro forma revenues                                                      $  24,154           $ 17,960
                                                                                  =========           ========

          Pro forma net loss from continuing operations                           $  (2,631)          $ (3,642)
                                                                                  =========           ========
          Pro forma basic and diluted net loss per share from continuing
             operations                                                           $   (0.56)          $  (0.86)
                                                                                  =========           ========


     c.   Discontinued operations:

          On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. ("Pacinfo"), a U.S. corporation. Pacinfo was a reseller of computer networking products.

          During the fourth quarter of 2002, the Company initiated a plan to cease operations of Pacinfo.

          The results of operations including revenues, operating expenses and other income and expenses of Pacinfo for 2004, 2003 and 2002 have been reclassified in the accompanying statements of operations as discontinued operations. The Company's balance sheets at December 31, 2004 and 2003 reflect the net liabilities of Pacinfo as liabilities and assets related to discontinued operations.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:


                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      2004          2003
                                                                   ----------    ----------

Cash                                                               $        3    $       69
Trade receivables, other receivables and prepaid expenses                   -            18
Property and equipment, net                                                 -            32
                                                                   ----------    ----------

Assets of discontinued operations                                  $        3    $      119
                                                                   ==========    ==========

Trade payables                                                     $      194    $      299
Accrued expenses and other liabilities                                     43            75
                                                                   ----------    ----------

Liabilities of discontinued operations                             $      237    $      374
                                                                   ==========    ==========


          The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo's operations for 2004, 2003 and 2002 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

          Summarized selected financial information of the discontinued operations is as follows:


                                     YEAR ENDED DECEMBER 31,
                           ---------------------------------------------
                              2004              2003              2002
                           ----------         --------          --------
Revenues                   $        -         $     25          $ 32,912
                           ==========         ========          ========

Net income (loss)          $       (9)        $  2,036          $ (7,674)
                           ==========         ========          ========

     d. The Company had one major customer in 2004 and 2003, which constituted 39% and 52% of the revenues, respectively. This major customer is the Company's master distributor in the U.S. In the event that the Company encounters problems working with the master distributor, the Company may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on the financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars ("dollar"):

          A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

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

          The financial statements of certain subsidiary, whose functional currency is other than dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and those of Odem (see Note
          1b). Inter-company transactions and balances including profits from inter-company sales not yet realized outside the Company have been eliminated upon consolidation.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     e.   Marketable securities:

          The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net.

          Other marketable securities consist mutual funds securities classified as "available-for-sale" securities. Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under "other comprehensive loss".

     f.   Inventories:

          Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2004, inventory is presented net of $ 300 general provision for technological obsolescence and slow moving items (see also Note 4).

          Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials - moving average cost method.

          Products in progress and finished products - on the production costs basis

     g.   Grants and royalty-bearing grants:

          Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

     h.   Investment in an affiliated company:

          An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

          The investment in an affiliated company represents investments in Ordinary shares and Preferred shares of that Company. The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses". Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular security of the affiliated company held by the Company.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company's investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, 2003 and 2002, based on management's analyses, no impairment losses have been identified.

     i.   Property plant and equipment:

          Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:


                                                                      %
                                                              ------------------
          Computers and software                                  20 - 33
          Office furniture and equipment                           6 - 15
          Leasehold improvements                                     10
          Vehicles                                                   15
          Plant                                                       4

     j.   Impairment of long-lived assets:

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment losses recorded amounted to $ 110 and $ 95 for the years ended December 31, 2003 and 2002, respectively and none in 2004.

     k.   Goodwill:

          Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2004, 2003 and 2002 no impairment losses have been identified.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     l.   Research and development costs:

          Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

     m.   Severance pay:

          The Company's liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company's balance sheet.

          The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits. Severance expenses for 2004, 2003 and 2002 amounted to $ 214, $ 178 and $ 114, respectively.

     n.   Revenue recognition:

          The Company sells its products primarily through distributors and resellers.

          The Company derives its revenues from the sale of products, license fees for its products, commissions, maintenance, support and services.

          Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Revenue from license fees is recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

          Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. The fair value of the maintenance is determined based on the price charged when it sold separately or renewed.

          Revenues derived from the Company's master distributor in the U.S. are recognized based on consignment method.

          Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

     o.   Warranty:

          The Company provides a warranty between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the Company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2004 and 2003, the Company's product warranty amounted to $132.

     p.   Income taxes:

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

          The trade receivables of the Company are derived from sales to customers located primarily in the United States, Europe and Israel. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

          Investments in marketable securities are conducted through a bank in Israel, and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company's investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

          The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

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

          The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 855,783, 505,178 and 288,804 for the years ended December 31, 2004,
          2003 and 2002, respectively.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted under the Company's plans been determined based on the fair value at the date of grant. The Company's net loss and loss per Ordinary share in 2004, 2003 and 2002 would have changed to the pro forma amounts shown below:


                                                                     YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                            2004               2003                2002
                                                          -------           ---------           ---------
Net loss from continuing operations as reported           $(2,044)          $  (2,057)          $    (813)
                                                          -------           ---------           ---------
Add: stock-based compensation expense determined
   under intrinsic value method                                 5                   -                   -
Deduct: stock-based compensation expense
   determined under fair value method for all
   awards                                                     (96)               (124)               (341)
                                                          -------           ---------           ---------
Pro forma net loss from continuing operations             $(2,135)          $  (2,181)          $  (1,154)

Net income (loss) from discontinuing operations
   as reported                                            $    (9)          $   2,036           $  (7,674)
Add: stock-based compensation expense determined
   under intrinsic value method                                 -                   -                   -
Deduct: stock-based compensation expense
   determined under fair value method for all
   awards                                                       -                   -                   -
                                                          -------           ---------           ---------
Pro forma net income (loss) from discontinuing
   operations                                             $    (9)          $   2,036           $  (7,674)
                                                          -------           ---------           ---------

Pro forma net loss                                        $(2,144)          $    (145)          $  (8,828)
                                                          =======           =========           =========

Basic and diluted earning (loss) per share as
   reported:
   Continuing operations                                  $ (0.44)          $   (0.56)          $   (0.26)
   Discontinuing operations                               $  0.00           $    0.55           $   (2.46)
                                                          -------           ---------           ---------
   Net loss                                               $ (0.44)          $   (0.01)          $   (2.72)

Pro forma earning (loss) per share:
Continuing operations                                     $ (0.46)          $   (0.59)          $   (0.37)
Discontinuing operations                                  $  0.00           $    0.55           $   (2.46)
                                                          -------           ---------           ---------
Net loss                                                  $ (0.46)          $   (0.04)          $   (2.83)



          The fair value of each option granted is estimated on the date of grant, using the Black & Scholes option pricing model with expected volatility of approximately 68%, 64% and 71% in 2004, 2003 and 2002, respectively and using the following weighted average assumptions:

          (1)  Dividend yield of zero percent for each year.
          (2) Risk-free interest rate of 2.5%, 1.8% and 1.5% in 2004, 2003 and 2002, respectively.
          (3) Expected average lives of the options of three years from the date of grant as of 2004, 2003 and 2002.

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

     t.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments. The fair value for marketable securities is based on quoted market prices.

     u.   Impact of recently issued accounting standards:

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005 (change if applicable otherwise). The adoption of Statement 123R will have a significant effect on the Company's results of operations

     r.   Reclassification:

          Certain amounts from prior years have been reclassified to conform to the current year presentation. As a result of the decision of the Board of Directors to cease the operations of Pacinfo, the financial statements of the Company classify the assets, liabilities and operations of Pacinfo as discontinued operations.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    2004          2003
                                                                 ----------    ----------
Government authorities - Income tax advances  and V.A.T          $      287    $       62
Grants receivables                                                      103            75
Accrued interest                                                         96            58
Prepaid expenses                                                        231           107
Other                                                                     5            15
                                                                 ----------    ----------

                                                                 $      722    $      317
                                                                 ==========    ==========

NOTE 4:- INVENTORIES

                                                             DECEMBER 31,
                                                       --------------------------
                                                          2004            2003
                                                       ----------      ----------
Raw materials (including packaging materials)          $      809      $      299
Products in progress                                          367             277
Finished products                                           1,910             385
                                                       ----------      ----------

                                                       $    3,086      $      961
                                                       ==========      ==========

          The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 300 as of December 31, 2004 and 2003.


NOTE 5:- MARKETABLE SECURITIES

          The following is a summary of securities:

                                                                  DECEMBER 31,
                        ---------------------------------------------------------------------------------------------------
                                              2004                                                 2003
                        ----------------------------------------------       ----------------------------------------------
                                                               ESTIMATED                                           ESTIMATED
                                      GROSS         GROSS         FAIR                     GROSS        GROSS        FAIR
                       AMORTIZED   UNREALIZED    UNREALIZED      MARKET     AMORTIZED   UNREALIZED    UNREALIZED    MARKET
                         COST         GAINS        LOSSES        VALUE         COST        GAINS        LOSSES       VALUE
                        ------       -------       -------       ------       ------       ------       ------       ------
HELD-TO-MATURITY:

Government debts                                                              $  612       $    9       $    -       $  621
Corporate
   debentures           $2,279       $    14       $     -       $2,293        2,264           50            -        2,314
                        ------       -------       -------       ------       ------       ------       ------       ------

                        $2,279       $    14       $     -       $2,293       $2,876       $   59       $    -       $2,935
                        ======       =======       =======       ======       ======       ======       ======       ======

          The fair value of the Company's available for sale securities as of December 31, 2004 amounted to $ 802. Gain of $ 5 was recorded at shareholders' equity.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- MARKETABLE SECURITIES (CONT.)

     Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2004 are:


                                                         ESTIMATED FAIR
                                          AMORTIZED COST  MARKET VALUE
                                              ------         ------
HELD-TO-MATURITY:
2005 (short-term marketable securities)       $1,522         $1,529
2006                                             290            292
2007                                             206            206
2008                                             261            266
                                              ------         ------

                                              $2,279         $2,293
                                              ======         ======

NOTE 6:- INVESTMENT IN AN AFFILIATED COMPANY

     Investment in Surf:

     In November 2001, the Company invested $ 1,000 as part of a private placement in Surf Communication System Ltd. ("Surf"). At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf's fair value as determined in the investment agreement. As a result of this private placement, the Company's holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

     In March 2003, the Company engaged with Catalyst Investors L.P. ("Catalyst"), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst 633,102 Ordinary shares, at a purchase price of $ 2.77, aggregating to $ 1,755 and incurred transaction cost of $ 155. The value of the Ordinary shares issued was determined based on the average market price of the Company's ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced. Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $ 9.1632 plus interest of 4.75% and until such purchase shall be granted voting rights in Surf shares. In the event that Catalyst will sell its remaining shares in Surf prior to January 1, 2006, the Company will be entitled to the gain that will be realized in such sale.

     As a result of this investment, the Company has the ability to exercise significant influence over Surf and has become qualified for the use of the equity method since the Company's holding in Surf exceeded 20%. According to APB 18 when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- INVESTMENT IN AN AFFILIATED COMPANY (CONT.)

     Summarized combined financial information is as follows:


                                   DECEMBER 31,
                                -------------------
                                 2004         2003
                                ------       ------
Balance sheet items:

  Current assets                $3,764       $5,339
                                ======       ======

  Non-current assets            $  879       $  893
                                ======       ======

  Current liabilities           $1,431       $1,175
                                ======       ======

  Non-current liabilities       $  525       $  472
                                ======       ======

  Shareholders' equity          $2,687       $4,585
                                ======       ======


                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                       2004         2003         2002
                                                      ------       ------       ------
 Statement of operations items:
   Revenues                                           $2,762       $1,403       $1,108
                                                      ======       ======       ======

   Cost of sales                                      $  700       $  563       $  758
                                                      ======       ======       ======

   Operating expenses from continuing operation       $4,037       $4,332       $7,174
                                                      ======       ======       ======

   Net loss                                           $1,971       $3,427       $6,773
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

NOTE 7:- PROPERTY, PLANT AND EQUIPMENT


                                                            DECEMBER 31,
                                                        -------------------
                                                         2004         2003
                                                        ------       ------
              Cost:
                 Computers and software                 $2,108       $1,798
                 Office furniture and equipment            560          532
                 Leasehold improvements and plant        1,137          778
                 Vehicles                                  112            6
                                                        ------       ------

                                                         3,917        3,114
                                                        ------       ------

              Accumulated depreciation:
                 Computers and software                  1,812        1,561
                 Office furniture and equipment            291          351
                 Leasehold improvements and plant          749          598
                 Vehicles                                   46            6
                                                        ------       ------

                                                         2,898        2,516
                                                        ------       ------

              Depreciated cost                          $1,019       $  598
                                                        ======       ======


     Depreciation expenses amounted to $ 300, $ 307 and $ 390 for the years ended December 31, 2004, 2003 and 2002, respectively.


NOTE 8:- INTANGIBLE ASSETS

                              DECEMBER 31,
                                ------
                                 2004
                                ------
Cost:
   Trade name                   $  179
   Core technology                 125
   Distribution network            200
   Customer list                 1,406
                                ------

                                 1,910
                                ------

Accumulated amortization:
   Trade name                        6
   Core technology                   6
   Distribution network             21
   Customer list                    17
                                ------

                                    50
                                ------

Amortized cost                  $1,860
                                ======

     Amortization expenses amounted to $ 50 for the year ended December 31, 2004.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- INTANGIBLE ASSETS (CONT.)

     Estimated amortization expenses for the years ended:


                DECEMBER 31,
                -----------
2005            $      231
2006                   231
2007                   231
2008                   231
2009                   205


NOTE 9:- GOODWILL

     Goodwill attributed to operating segments for the years ended December 31, 2004 and 2003 is as follows:

                                                  ELECTRONIC
                                   COMMUNICATION   COMPONENT     TOTAL
                                       ------       ------       ------
 Balance as of January 1, 2004         $  741       $    -       $  741

 Acquisition of Odem                        -          666          666

 Acquisition of Quasar                    162            -          162
                                       ------       ------       ------

 Balance as of December 31, 2004       $  903       $  666       $1,569
                                       ======       ======       ======


NOTE 10:- SHORT TERM BANK LOANS

               WEIGHTED
               INTEREST
                 RATE            DECEMBER 31,
             -------------  -------------------
                  %          2004         2003
                 ----        ----         ----
NIS              5.56        $1,354       $  -

     Regarding collateral given to insure short-term credit and loans see note 12c.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                           DECEMBER 31,
                                                        -------------------
                                                         2004         2003
                                                        ------       ------
Government of Israel - royalties and V.A.T              $  349       $  635
Provision for warranty                                     132          132
Issuance cost related to accrued convertible note          160            -
Inventory purchase commitment liability                    147            -
Other                                                      353          144
                                                        ------       ------

                                                        $1,141       $  911
                                                        ======       ======


NOTE 12:- LONG-TERM BANK LOANS

     a. Classified by linkage terms and interest rates, the total amount of the loans is as follows:


                                        WEIGHTED
                                        INTEREST
                                          RATE           DECEMBER 31,
                                        --------   ------------------------
                                           %         2004           2003
                                        --------   --------      ----------
NIS linked to the Israeli CPI             7.95      $  51        $        -
NIS                                       6.38         51                 -
                                                    -----        ----------

                                                      102                 -
Less - current maturities                             (48)                -
                                                    -----        ----------

                                                    $  54        $        -
                                                    =====        ==========

     b.   The loans mature in the following years after the balance sheet dates:

                                          DECEMBER 31,
                                      -------------------
                                        2004       2003
                                      --------   --------
First year (current maturities)       $     48   $      -
Second year                                 36          -
Third year                                  17          -
Fourth year                                  1          -
                                      --------   --------

                                      $    102   $      -
                                      ========   ========

     c. The Company's subsidiary (Odem) has registered fixed pledged on its real estate, plant and equipment and vehicles.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- LONG-TERM CONVERTIBLE NOTE

     On June 10, 2004, the Company entered into a Securities Purchase Agreement ("the Purchase Agreement"), with Laurus Master Fund Ltd. ("the Investor"), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 ("the Note"). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of September, 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions(ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $
     4.04 per share ("the Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. Any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 2.0% for each thirty (30) day period of the original principal amount of the note.

     The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

     The fair value of the warrants was calculated using the Black and Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company's Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $ 99 is presented as a component in shareholders' equity. Since the effective conversion price was grater than the share price at the commitment date, no beneficial conversion feature exists.

     Aggregate portion:

                                                   DECEMBER 31,
                                                      2004
                                                     ------
               First year (current maturities)       $  595
               Second year                              883
               Third year                               442
                                                     ------

                                                      1,920
               Less - discount                          174
                                                     ------

                                                     $1,746
                                                     ======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES

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

                    As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 6,114 in respect of these grants.

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

                    As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties of $ 64 with respect to these grants.

          2.   Other commitments:

               The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2005. Minimum future rental payments for 2005 are $ 153.

               The Company's motor vehicles are rented under various operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2007. The breach of contract fees amounted to $61.

               Lease payments for the facilities occupied by the Company and the Company's motor vehicles in 2004, 2003 and 2002 amounted to $ 385, $ 426 and $ 383, respectively.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     b. (1) In July 2002, the Company received a claim letter from car leasing vendor, under which it claims that the Company's termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

          (2) In September 2003, a supplier filed a legal claim in the amount of $107 against the Company. The claim alleges the breach of an agreement for the purchase of products. The Company's legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company's management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

          (3) In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee ("the Sellers"), certain actions involving PacInfo, if occurring before the end of 2003, may trigger a tax event for the Sellers. The Company may be obligated under the purchase agreement to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $ 2 million. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event the Company is required to lend such sum to the Sellers, the Company may also be required to reimburse the Sellers for certain interest on taxes that he may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse him for interest expenses incidental to the tax event. Based on the Company's legal consul opinion and management estimation, no provision was recoded.

NOTE 15:- SHAREHOLDERS' EQUITY

     a. On May 29, 2003, the Company effected a one-to-four reverse split. All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits.

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

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

     c.   Stock option plans:

          During 1994, 1995, 1999, 2000, 2001, the Board of Directors of the Company adopted stock option plans ("the Plans") pursuant to which 656,250 options for the purchase of the Company's Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the above mentioned plans. In May 2003, the Company's shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company. As of December 31, 2004, an aggregate 141,721 of these options are still available for future grant. Each option granted under the Plans expires between 5-10 years from the date of the grant. The options vest gradually over a period ranging between two to three years. Options, that are cancelled or forfeited, become available for future grants.

          On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem's key employee. Each option can be exercised to purchase one ordinary share of the purchaser without consideration. The options vest over a period of three years from the grant date and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $
          2.5. Accordingly, The Company recorded a compensation expense of $ 5. This expense was included as part of general and administrative expenses.

          Except for these options, all other options are granted to employees in 2004, 2003 and 2002, have an exercise price equal to the fair market value of Ordinary shares at the date of grant. The weighted average fair values of the options granted during 2004, 2003 and 2002 were $ 2.58, $ 3.91 and $ 3.2, respectively.

          The following is a summary of the Company's stock options granted to officers, directors, and employees among the various plans:


                                                     YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------
                                     2004                          2003                      2002
                            ---------------------        ---------------------        --------------------
                                          WEIGHTED                    WEIGHTED                    WEIGHTED
                                           AVERAGE                    AVERAGE                      AVERAGE
                            NUMBER        EXERCISE       NUMBER       EXERCISE        NUMBER       EXERCISE
                          OF OPTIONS        PRICE      OF OPTIONS       PRICE       OF OPTIONS       PRICE
                            -------        ------        -------        ------        -------        ------
Options outstanding
   at beginning of
   year                     426,252        $11.93        211,929        $16.00        243,380        $16.48
Changes during the
   year:
   Granted                   92,500        $ 0.54        278,076        $ 8.97         55,000        $ 6.76
   Forfeited or
     cancelled              (88,176)       $11.97        (63,753)       $12.53        (86,451)       $11.40
                           --------                     --------                     --------

Options outstanding
   at end of year           430,576        $ 9.47        426,252        $11.93        211,929        $16.00
                           ========        ======       ========        ======       ========        ======

Options exercisable
   at the end of the
   year                     248,790        $ 5.49        194,926        $20.36        169,054        $16.24
                           ========        ======       ========        ======       ========        ======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

          The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:


                                                                                               WEIGHTED
                          OPTIONS                            WEIGHTED         OPTIONS          AVERAGE
                        OUTSTANDING       WEIGHTED            AVERAGE       EXERCISABLE        EXERCISE
   RANGE OF                AS OF           AVERAGE           REMAINING         AS OF           PRICE OF
   EXERCISE             DECEMBER 31,       EXERCISE         CONTRACTUAL     DECEMBER 31,        OPTIONS
    PRICE                  2004             PRICE           LIFE (YEARS)       2004           EXERCISABLE
    -----                  ----             -----           ------------       ----           -----------
      $ 0                 73,000            $ 0.00              9.88                -            $ 0.00
  $ 1.84-2.00            181,997            $ 1.95              7.01           85,961            $ 1.96
      $ 3                 12,000            $ 3.00              9.00                -            $ 3.00
     $ 6.8                36,391            $ 6.80              6.78           35,641            $ 6.80
 $ 17.00-18.00            11,113            $17.28              2.73           11,113            $17.28
    $ 28.00              116,075            $28.00              2.74          116,075            $28.00
                         -------                                              -------

                         430,576            $ 9.47              6.27          248,790            $15.49
                         =======                              ======          =======            ======


     d.   Options issued to service providers:

          The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using an option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 70%, and an expected life of 2.5 years.

          The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years 2004, 2003 and 2002 were $ 117, $ 23 and $ 7, respectively.

          The Company's outstanding warrants to service providers as of December 31, 2004 are as follows:

                    WARRANTS FOR              EXERCISE
                      ORDINARY                PRICE PER           WARRANTS        EXERCISABLE
 ISSUANCE DATE         SHARES                   SHARE           EXERCISABLE         THROUGH
--------------     -------------           ----------------  -----------------  ----------------
October 2002              75,000            $        4.00           75,000           June 2011
December 2002                938            $        8.00              938       December 2005
December 2002                937            $        4.00              937       December 2005
March 2003                 1,025            $        8.00            1,025       December 2005
March 2003                 1,026            $        4.00            1,026       December 2005
January 2004             216,282            $        3.00           72,094       December 2013
June 2004                130,000            $        4.04          130,000        October 2011
                   -------------                             -------------

                         425,208                                   281,020
                   =============                             =============

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME

     a.   Reduction in corporate tax rate:

          On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007 and thereafter. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

     b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

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

          Income from the second, third, fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company were transferred to BOScom. In addition, since 2002, the Company's investments are not subject to the Approved Enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the corporate tax rate as described in article a above.

          BOScom also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Income derived from BOScom's investment program, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

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

NOTE 16:- TAXES ON INCOME (CONT.)

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

          If the Company and BOScom derive income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate as described in article a above.

          Odem operation is subject to regular income tax rate.

     c.   Loss carryforward:

          Domestic (Israel):

          The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2004, in the amount of approximately $ 24,000. These losses may be carryforward (linked to the Israeli Consumer Price Index ("CPI")) and offset against taxable income in the future for an indefinite period.

          Foreign:

          As of December 31, 2004, the U.S. subsidiaries which were classified as discontinued operations had U.S. Federal and State net operating loss carryforward of approximately $ 11,300, that can be carried forward and offset against taxable income and expire through 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

          As of December 31, 2004, B.O.S. U.K. had net operating loss carryforward of approximately $ 3,900, which can be carried forward indefinitely and offset against taxable income.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME (CONT.)

     d. Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

          Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with SFAS 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

     e.   Deferred income taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                       DECEMBER 31
                                                               -----------------------------
                                                                 2004                 2003
                                                               --------             --------
 Assets  in respect of:

Property, plant and equipment                                  $     21             $      -
   Allowances and provisions                                        239                  273
   Net operating loss carry forward                              13,851               12,991
                                                               --------             --------
                                                                 14,111               13,264

 Liabilities in respect of intangible assets                       (424)                   -
                                                               --------             --------
 Net deferred tax assets before valuation allowance              13,687               13,264
 Valuation allowance (1)                                        (14,039)             (13,264)
                                                               --------             --------

 Net deferred tax liability                                    $   (352)            $      -
                                                               ========             ========

 Presented in balance sheet:
   Current liabilities                                               (4)                   -
   Long-term liabilities                                           (348)                   -
                                                               --------             --------

 Net deferred tax liability                                    $   (352)            $      -
                                                               ========             ========

 Domestic                                                      $   (352)                   -
 Foreign                                                              -                    -
                                                               --------             --------
 Net deferred tax                                              $   (352)                   -
                                                               ========             ========

          (1) The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME (CONT.)

     f.   Income (Loss) before taxes on income:


                       YEAR ENDED DECEMBER 31,
                -------------------------------------
                  2004           2003          2002
                -------        -------        -------
Domestic        $(1,883)       $   320        $    48

Foreign             184         (1,912)          (291)
                -------        -------        -------

Total           $(1,699)       $(1,592)       $  (243)
                =======        =======        =======


     g.   Effective tax


                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                        2004             2003           2002
                                                       -------         -------         -------
 Loss before taxes on income, as reported in the
   consolidated statements of operation                $(1,699)        $(1,592)        $  (243)
                                                       =======         =======         =======

 Statutory tax rate                                         35%             36%             36%
                                                       =======         =======         =======

 Provision at Israel, tax rate                             595             573              87
 Non deductible expenses                                   (16)            (13)            (37)
 Valuation allowance                                      (599)           (560)            (50)
                                                       -------         -------         -------

 TOTAL TAX EXPENSES                                    $   (20)        $     -         $     -
                                                       =======         =======         =======


     h.   Tax assessments:

          The Company and BOScom received final assessments through 1998 and Odem through 2000 tax year.


NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

     a.   Non recurring royalty reversal:

          Certain research and development activities of the Company are supported by the OCS. In return for the OCS's participation, the Company was committed to pay royalties as described in Note 14 a.1. During the third quarter of 2003, the OCS completed its examination of the Company's technology and use of grant funding for the years 1991 through 1999, which reduced the royalties' expenses provision. Accordingly, the Company reversed $ 339 of accrued royalties as a reduction in cost of sales during the third quarter of 2003.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (CONT.)


                                                                     YEAR ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                2004           2003            2002
                                                               -------        -------        -------
      b. Financial income (expenses), net
         Financial income:
        Interest on bank deposits and marketable
           securities                                          $    98        $   158        $   243
        Other (mainly foreign currency translation
           income)                                                 100             48            140
                                                               -------        -------        -------
                                                                   198            206            383
                                                               -------        -------        -------

        Financial expenses:
        In respect of long-term bank loans and
           convertible note                                       (324)             -            (14)
        Other (mainly foreign currency translation
           losses)                                                 (32)           (97)           (74)
                                                               -------        -------        -------
                                                                  (356)           (97)           (88)
                                                               -------        -------        -------

                                                               $  (158)       $   109        $   295
                                                               =======        =======        =======
     c. Loss per share:

        1. Numerator:
             Numerator for basic and diluted net loss
               per share -
             Net loss from continuing operations               $(2,044)       $(2,057)       $  (813)
                                                               =======        =======        =======

           Net income (loss) from discontinued operation       $    (9)       $ 2,036        $(7,674)
                                                               =======        =======        =======

           Net loss available to Ordinary shareholders         $(2,053)       $   (21)       $(8,487)
                                                               =======        =======        =======
        2. Denominator (in thousands):

             Denominator for basic and diluted net loss
                per share -

             Weighted average number of shares                   4,631          3,683          3,117
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

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION

     Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company manages its business on three reportable segments, which consists of connectivity solutions, communication solution and supply of electronic components.

     The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income
     (loss) before interest and taxes.

     Segment information for prior years was not presented on the new basis of segmentation since it is impracticable to do so.

     a. Revenues, gross profit and operating profit (loss) for operating segments for the year ended 2004 were as follow:

                                                      YEAR ENDED DECEMBER 31, 2004
                                 -----------------------------------------------------------------------------
                                                                  ELECTRONICS
                              CONNECTIVITY     COMMUNICATION      COMPONENTS     NOT ALLOCATED      CONSOLIDATED
                                 -------          -------           -------          -------           -------
Revenues                         $ 5,011          $ 1,363           $ 1,908          $     -           $ 8,282
                                 =======          =======           =======          =======           =======

Gross profit                     $ 2,933          $   414           $   327          $     -           $ 3,674
                                 =======          =======           =======          =======           =======

Operating profit (loss)          $ 1,009          $(1,846)          $    66          $  (770)          $(1,541)
                                 =======          =======           =======          =======           =======

     b. The following presents total revenues and long-lived assets for the years ended December 31, 2004, 2003 and 2002 based on the customers' location:

                                                          YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------------------------------------------
                                    2004                           2003                              2002
                           ----------------------          ----------------------          -----------------------
                           TOTAL         LONG-LIVED         TOTAL        LONG-LIVED        TOTAL        LONG-LIVED
                          REVENUES        ASSETS *)       REVENUES        ASSETS *)       REVENUES        ASSETS *)
                           ------          ------          ------          ------          ------          ------
United States              $3,252          $    -          $2,974          $    5          $4,989          $   10
Europe                      1,066               -           1,198               -           2,148             154
Israel and others           3,964           4,448           1,556           1,334           2,304           1,542
                           ------          ------          ------          ------          ------          ------
                           $8,282          $4,448          $5,728          $1,339          $9,441          $1,706
                           ======          ======          ======          ======          ======          ======


          Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

          *) Long-lived assets comprise goodwill intangible assets, property and equipment.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION (CONT.)

     c.   Major customer's data as a percentage of total revenues:

                        YEAR ENDED DECEMBER 31,
                    ---------------------------------
                      2004        2003         2002
                    -------      -------      -------
Customer A               39%          52%           -
                    =======      =======      =======
Customer B                3%           2%          13%
                    =======      =======      =======

          Major customer's balances as of December 31, 2004 and 2003 are $ 603 and $ 476, respectively.


NOTE 19:- RELATED PARTIES

     a.   M&A Addendum to the Services Agreement of Cukierman & Co.

          In 2003, the Company's audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of the Company's Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and provides a success fee of 3.5% of the proceeds exchanged in such a transaction.

          The payments the Company paid according to the service agreement are:


                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  2004          2003
                                                                --------      --------
Business development                                            $    120      $     80
Success fee in respect of issuance of convertible loan                15             -
Success fee in respect of private placement                            -            60
                                                                --------      --------

                                                                $    135      $    140
                                                                ========      ========


          Current liabilities in respect with related parties as of December 31, 2004 and 2003 were $234 and $18.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 19:- RELATED PARTIES (CONT.)

     b.   Assignment of Voting Rights to Mr. Yair Shamir

          On February 5, 2004 the audit committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who is a director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Note 6), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf's shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst.



NOTE 20: SUBSEQUENT EVENT

     On March 23, 2005 the Company received a notice from Laurus Master Fund to convert $308 of the Convertible note according to the condition of the Securities Purchase Agreement (see Note 13).

================================================================================

               SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                 IN U.S. DOLLARS

                                      INDEX

                                                                    PAGE
                                                                 ----------
REPORT OF INDEPENDENT AUDITORS                                      2

CONSOLIDATED BALANCE SHEETS                                       3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                               5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                       6

CONSOLIDATED STATEMENTS OF CASH FLOWS                               7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        8 - 21

================================================================================

[ERNST & YOUNG LOGO]   o  KOST FORER GABBAY & KASIERER   o  Phone: 972-3-6232525
                          3 Aminadav St.                    Fax:   972-3-5622555
                          Tel-Aviv 67067, Israel

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                        SURF-COMMUNICATION SOLUTIONS LTD.

     We have audited the accompanying consolidated balance sheets of Surf-Communication Solutions Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting 12% and 18% as of December 31, 2003 and 2004, respectively, and total revenues constituting 36% and 20% of the related consolidated totals for the years ended December 31, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those subsidiaries is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
March 14, 2005                             A Member of Ernst & Young Global

                                 WALTER FEY, CPA
                                  223 Mass Ave
                               Arlington, MA 02474
                               TEL (781) 641-9889


To the Board of Directors and shareholders
Surf Communication Solutions, Inc.
495 Old Connecticut Path, Suite 320
Framingham, MA 01701



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have audited the accompanying balance sheets of Surf Communication Solutions, Inc. as of December 31, 2004 and 2003 and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that, I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

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

In my opinion, except for the effects of not recording certain related party transactions, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Surf Communication Solutions, Inc. as of December 31, 2004 and 2003 and the results of its operations and changes in cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



/S/ Walter Fey

January 18, 2005

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

MAZARS PAARDEKOOPER HOFFMAN

F.D.N. Walta RA

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                   DECEMBER 31,
                                                 ---------------
                                                  2003     2004
                                                 ------   ------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                      $3,552   $2,534
  Short-term deposits                             1,124       91
  Trade receivables (Note 3)                        434      882
  Other accounts receivable (Note 4)                229      257
                                                 ------   ------

TOTAL current assets                              5,339    3,764
                                                 ------   ------

LONG-TERM INVESTMENTS:
  Long-term deposits                                 34       78
  Severance pay fund                                388      435
                                                 ------   ------

TOTAL long-term investments                         422      513
                                                 ------   ------

PROPERTY AND EQUIPMENT, NET (Note 5)                471      366
                                                 ------   ------

                                                 $6,232   $4,643
                                                 ======   ======

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                    2003        2004
                                                                                  --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                  $    133    $    294
  Accrued expenses and other liabilities (Note 6)                                    1,042       1,137
                                                                                  --------    --------

TOTAL current liabilities                                                            1,175       1,431
                                                                                  --------    --------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                                472         525
                                                                                  --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY (Note 8):
  Ordinary shares of NIS 0.01 par value:
    Authorized: 15,631,286 shares as of December 31, 2003 and 2004; Issued and outstanding: 1,077,126 and 1,225,232 shares as of December 31, 2003 and
      2004, respectively                                                                 3           3
  Preferred shares of NIS 0.01 par value:
    Authorized: 4,368,714 shares as of December 31, 2003 and 2004; Issued and outstanding: 3,300,034 shares as of December 31, 2003 and 2004;
      Aggregate liquidation preference of $ 43,062 as of December 2003 and 2004          7           7
  Additional paid-in capital                                                        30,881      30,877
  Deferred stock compensation                                                         (181)       (104)
  Accumulated deficit                                                              (26,125)    (28,096)
                                                                                  --------    --------

TOTAL shareholders' equity                                                           4,585       2,687
                                                                                  --------    --------

                                                                                  $  6,232    $  4,643
                                                                                  ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                 YEAR ENDED
                                                DECEMBER 31,
                                             ------------------
                                              2003       2004
                                             -------    -------
Revenues:
  Software licenses                          $ 1,242    $ 2,346
  Royalties                                      161        416
                                             -------    -------

TOTAL revenues                                 1,403      2,762
                                             -------    -------

Cost of revenues:
  Software license                               522        653
  Royalties                                       41         47
                                             -------    -------

TOTAL cost of revenues                           563        700
                                             -------    -------

Gross profit                                     840      2,062
                                             -------    -------

Operating expenses:
  Research and development, net (Note 10a)     2,035      1,466
  Selling and marketing (Note 10b)             1,486      1,898
  General and administrative                     577        673
  Non-recurring costs                            234          -
                                             -------    -------

TOTAL operating expenses                       4,332      4,037
                                             -------    -------

Operating loss                                 3,492      1,975
Financial income, net (Note 10c)                 (72)       (15)
Other expenses                                     -         11
                                             -------    -------

Loss before income taxes                       3,420      1,971
Income taxes                                       7          -
                                             -------    -------

Net loss                                     $ 3,427    $ 1,971
                                             =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE AMOUNTS)

                                     ORDINARY SHARES     PREFERRED SHARES    ADDITIONAL     DEFERRED                      TOTAL
                                   -------------------   -----------------     PAID-IN       STOCK       ACCUMULATED   SHAREHOLDERS'
                                    SHARES      AMOUNT    SHARES    AMOUNT     CAPITAL    COMPENSATION     DEFICIT        EQUITY
                                   ---------   -------   ---------  ------   ----------   ------------   -----------   -------------

Balance as of January 1, 2002        965,000   $     3   3,300,034  $    7   $  30,773    $    (207)     $ (22,698)      $   7,878

Deferred compensation related to
  options issued to employees              -         -           -       -         108          (78)             -              30
Amortization of deferred stock
  compensation                             -         -           -       -           -          104              -             104
Exercise of stock options            112,126       *)-           -       -           -            -              -             *)-
Net loss                                   -         -           -       -           -            -         (3,427)         (3,427)
                                   ---------   -------   ---------  ------   ---------    ---------      ---------       ---------

Balance as of December 31, 2003    1,077,126         3   3,300,034       7      30,881         (181)       (26,125)          4,585

Amortization of deferred stock
  compensation                             -         -           -       -          (4)          77              -              73
Exercise of stock options            148,106       *)-           -       -           -            -              -             *)-
Net loss                                   -         -           -       -           -            -         (1,971)         (1,971)
                                   ---------   -------   ---------  ------   ---------    ---------      ---------       ---------

Balance as of December 31, 2004    1,225,232   $     3   3,300,034  $    7   $  30,877    $    (104)     $ (28,096)      $   2,687
                                   =========   =======   =========  ======   =========    =========      =========       =========

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              YEAR ENDED DECEMBER 31,
                                                                              -----------------------
                                                                                  2003       2004
                                                                                -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                      $(3,427)   $(1,971)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation                                                                    382        190
    Loss on sale of property and equipment                                            -         11
    Amortization of deferred stock compensation                                     134         73
    Interest rate income on short-term deposits                                      (3)        (7)
    Decrease (increase) in trade receivables                                         41       (448)
    Increase in other accounts receivable                                           (21)       (28)
    Increase (decrease) in trade payables                                           (44)       161
    Increase in accrued expenses and other liabilities                              433         95
    Increase in accrued severance pay, net                                            5          6
                                                                                -------    -------

Net cash used in operating activities                                            (2,500)    (1,918)
                                                                                -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                                        -         11
  Purchase of property and equipment                                                (35)      (107)
  Long-term deposits                                                                 39        (44)
  Short-term bank deposit                                                        (1,000)     1,040
                                                                                -------    -------

Net cash provided by (used in) investing activities                                (996)       900
                                                                                -------    -------

Decrease in cash and cash equivalents                                            (3,496)    (1,018)
Cash and cash equivalents at the beginning of the year                            7,048      3,552
                                                                                -------    -------

Cash and cash equivalents at the end of the year                                $ 3,552    $ 2,534
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

               The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("SFAS"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For the years ended December 31, 2003 and 2004, these expenses were immaterial (see Note 10c).

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

          f.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                 %
                                                    ----------------------------
Computers and peripheral equipment                              33
Office furniture and equipment                                6 - 15
Motor vehicles                                                  15
Leasehold improvements                              over the term of the lease

          g. Impairment of long-lived assets and long-lived assets to be disposed of:

               The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2004, no impairment losses have been identified.

          h.   Research and development costs:

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

          i.   Income taxes:

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

          j.   Revenue recognition:

               The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" as amended by Statement of Position 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 97-2"). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence (VSOE) of fair value. Revenues are recognized under the "residual method" VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

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

          k.   Concentrations of credit risk:

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

          l.   Accounting for stock-based compensation:

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

               Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 123") was not included in the financial statements due to immateriality.

               The Company applies FASB 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" with respect to options issued to non-employees. FASB 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

          m.   Government grant:

               Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. Research and development grants amounted to $ 257 and $ 298 in 2003 and 2004, respectively. Total royalties, accrued or paid, amounted to $ 0 and $ 19 in 2003 and 2004, respectively, and were recorded as part of the cost of goods sold.

               Royalty-bearing grants from the Bi-National Industrial Research and Development Foundation ("BIRD-F"), for funding certain approved research projects and for funding marketing activity are recognized at the time when the Company is entitled to such grants, on the basis of the related costs incurred. In 2004, the Company received BIRD-F grants amounting to $ 175.

          n.   Severance pay, net:

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

               Severance pay expenses for the years ended December 31, 2003 and 2004, amounted to approximately, $ 92 and $ 20, respectively.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          o.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.

          p.   New Accounting Pronouncements:

               In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment". SFAS No. 123(R) revises FAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123(r) will require compensation costs related to share-base payment transaction to be recognized in the financial statements (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement will be effective in the fiscal year 2006. The Company is currently evaluating the impact from this standard on its results of operations and financial position.

NOTE 3:-  TRADE RECEIVABLES

                                                         DECEMBER 31,
                                                     -------------------
                                                       2003       2004
                                                     --------   --------
Accounts receivable                                  $    486   $    925
Less: allowance for doubtful accounts                      52         43
                                                     --------   --------

                                                     $    434   $    882
                                                     ========   ========

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE

Government authorities                               $    186   $    235
Prepaid expenses and others                                43         22
                                                     --------   --------

                                                     $    229   $    257
                                                     ========   ========

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:-  PROPERTY AND EQUIPMENT

                                                         DECEMBER 31,
                                                     -------------------
                                                      2003       2004
                                                     --------   --------
Cost:
   Computers and peripheral equipment                $  1,780   $  1,612
   Office furniture and equipment                         256        229
   Leasehold improvements                                 188        190
   Motor vehicles                                          22          -
                                                     --------   --------

                                                        2,246      2,031
                                                     --------   --------
Accumulated depreciation:
   Computers and peripheral equipment                   1,577      1,473
   Office furniture and equipment                          93         87
   Leasehold improvements                                  91        105
   Motor vehicles                                          14          -
                                                     --------   --------

                                                        1,775      1,665
                                                     --------   --------

Depreciated cost                                     $    471   $    366
                                                     ========   ========

NOTE 6:-  ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities               $    336   $    441
Employees and payroll accruals                            421        466
Deferred revenue                                          207        147
Provision for warranty costs                               78         83
                                                     --------   --------

                                                     $  1,042   $  1,137
                                                     ========   ========

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

               The facilities of the Company and its subsidiaries are rented under operating leases, for periods ending in June 2005. Future minimum lease commitments under non-cancelable leases for the years ended December 31, are as follows:

               2005       $  90
                          =====

               Rent expenses for the years ended December 31, 2003 and 2004, amounted to $ 234 and $ 167, respectively.

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

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          c.   Royalties:

               The Company participated in a program sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2004, the Company had obtained a grant from the Office of the Chief Scientist of the Israeli ministry of Industry and Trade ("the OCS") aggregating to $ 555 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 3-5% of the sales of the products and other related revenues generated from such projects, up to 100%-150% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR.

               The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

               Under the Company's research and development agreements with BIRD-F, the Company is required to pay royalties at the rate of 3%-5% of sales of the consolidated products developed with funds provided by BIRD-F, up to an amount equal to 150% of BIRD-F research and development grants linked to the U.S. dollar that have been received by the Company.

               Through December 31, 2004, the Company has not paid or accrued royalties to BIRD-F.

NOTE 8:-  SHAREHOLDERS' EQUITY

          a.   Share capital:

                                                  DECEMBER 31,                           DECEMBER 31
                               --------------------------------------------------  ------------------------
                                         2003                      2004               2003         2004
                               ------------------------  ------------------------  ------------------------
                                            ISSUED AND                ISSUED AND
                               AUTHORIZED   OUTSTANDING  AUTHORIZED   OUTSTANDING   LIQUIDATION PREFERENCE
                               ----------   -----------  ----------   -----------  ------------------------
                                                NUMBER OF SHARES                   U.S.DOLLARS IN THOUSANDS
                               --------------------------------------------------  ------------------------
Shares of NIS 0.01 par value:

Ordinary shares (1)            15,631,286    1,077,126   15,631,286    1,225,232   $        -   $        -
Preferred "A" shares (2)          340,000      336,704      340,000      336,704        3,030        3,030
Preferred "A1" shares (2)         130,000      128,300      130,000      128,300        1,155        1,155
Preferred "B" shares (2)          169,500      169,500      169,500      169,500          250          250
Preferred "B1" shares (2)          18,834       18,834       18,834       18,834        2,250        2,250
Preferred "C" shares (2)        3,710,380    2,646,696    3,710,380    2,646,696       36,377       36,377
                               ----------   ----------   ----------   ----------   ----------   ----------

                               20,000,000    4,377,160   20,000,000    4,525,266   $   43,062   $   43,062
                               ==========   ==========   ==========   ==========   ==========   ==========

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

               (2) The Preferred shares ("A", "A1", "B", "B1" and "C") have the same rights as the Ordinary shares (except for the Preferred "A1" and "B1" shares, which do not confer voting rights). In addition, the shares are convertible into Ordinary shares, have an aggregate preference in liquidation of $ 43,062 as of December 31, 2004 and 2003 and have veto rights in certain matters. The Preferred shares are convertible, at the holders' option, upon an IPO of the Company, into Ordinary shares.

          b.   Stock Option Plans:

               Under the Company's 1999 and 2003 Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

               The 2003 Employee Stock Option Plan is designed to benefit from, and is made pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance.

               As of December 31, 2004, an aggregate of 652,105 options are still available for future grant.

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

               In February 2002, 211,521 previously granted options with exercise prices ranging from $ 6 to $ 14 were repriced to par value of NIS 0.01, which resulted in a total compensation expense of $ 133, of which an amount of $ 87 was recognized in 2002 for the portion already vested, and the remaining amount of $ 46 was deferred to be recognized over the remaining vesting period ending in 2006. Amounts of $ 17 and $ 48 were recognized during 2003 and 2004, respectively.

               In July 2003, 175,155 previously granted options with an exercise price of $ 6 were repriced to par value of NIS 0.01 resulting in a total compensation expense of $ 108, of which $ 30 was recognized in 2003 for the portion already vested and $ 78 was deferred to be recognized over the remaining vesting period ending in 2006.

               During the year 2004, an amount of $ 25 was recognized.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 8:-  SHAREHOLDERS' EQUITY (CONT.)

               A summary of the Company's stock option activity and related information is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------
                                                2003                       2004
                                       -----------------------   ------------------------
                                                     WEIGHTED                   WEIGHTED
                                        NUMBER        AVERAGE      NUMBER        AVERAGE
                                          OF         EXERCISE        OF         EXERCISE
                                        OPTIONS        PRICE       OPTIONS       PRICE
                                       ---------    ----------    ---------    ----------
Outstanding at the beginning of the
   year                                  837,369    $     1.93    1,358,402    $     0.15
   Granted                               779,046    $        -       97,000    $        -
   Exercised                            (112,126)   $        -     (148,106)   $        -
   Forfeited                            (145,887)   $     2.23     (136,425)   $        -
                                       ---------                  ---------
Outstanding at the end of the year     1,358,402    $     0.15    1,170,871    $     0.18
                                       =========    ==========    =========    ==========

Exercisable options                      502,838    $     0.41      639,755    $     0.33
                                       =========    ==========    =========    ==========

          c.   Options issued to consultants:

               1. The Company's outstanding options to consultants as of December 31, 2004, are as follows:

                        OPTIONS FOR    EXERCISE
                          ORDINARY    PRICE PER     OPTIONS
  ISSUANCE DATE            SHARES       SHARE     EXERCISABLE
---------------------   -----------   ---------   -----------
April 1998                   22,012   $    1.36        22,012
                        ===========   =========   ===========

               2. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003 and 2004: risk-free interest rates of 6%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 0 for each year, and a weighted-average expected life of the options of approximately 4 years.

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

               The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is meeting all of the aforementioned conditions.

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

               Income from sources other than the "Approved Enterprise" will be taxable at the regular tax rate of 35%.

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

          d.   Tax rates:

               Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to an "Approved Enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter - 30%.

          e.   Net operating losses carryforward:

               As of December 31, 2004, the Company's operating loss carryforward amounted to approximately $ 22,761, which can be carried forward and offset against taxable income in the future for an indefinite period.

               As of December 31, 2004, the U.S. subsidiary's operating loss carryforward amounted to approximately $ 4,228, which can be carried forward and offset against taxable income for 20 years no later than 2022.

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 10:-  SELECTED STATEMENTS OF OPERATIONS DATA

                                                                                YEAR ENDED
                                                                               DECEMBER 31,
                                                                         ------------------------
                                                                            2003          2004
                                                                         ----------    ----------
a. Research and development:

    Research and development costs                                       $    2,292    $    1,939
    Less - participation from government authorities and other funds            257           473
                                                                         ----------    ----------

                                                                         $    2,035    $    1,466
                                                                         ==========    ==========
b. Selling and marketing expenses, net:

    Salaries                                                             $      856    $      908
    Advertising                                                                  47           256
    Other                                                                       583           734
                                                                         ----------    ----------

                                                                         $    1,486    $    1,898
                                                                         ==========    ==========
c. Financial income, net:

    Financial expenses:
      Interest                                                           $       12    $        7
      Foreign currency remeasurement differences                                107            26
                                                                         ----------    ----------

                                                                                119            33
                                                                         ----------    ----------
    Financial income:
      Interest                                                                   74            44
      Foreign currency remeasurement differences                                117             4
                                                                         ----------    ----------

                                                                                191            48
                                                                         ----------    ----------

                                                                         $      (72)   $      (15)
                                                                         ==========    ==========

NOTE 11:-  RELATED PARTIES TRANSACTIONS AND BALANCES

           The balances with and the revenues derived from related parties. The commitment was carried out under ordinary market conditions.

           Revenues from related parties:

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                              2003          2004
                                                                             ------        ------
Texas Instruments                                                            $    -        $   12
Motorola Inc.                                                                    51           327
                                                                             ------        ------

                                                                             $   51        $  339
                                                                             ======        ======

                              SURF-COMMUNICATION SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE DATA)

NOTE 12:-  MAJOR CUSTOMER DATA

           Major customer data as percentage of total revenue:

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                                               ------------------
                                                                               2003          2004
                                                                               ----          ----
Customer A                                                                       7%           14%
Customer B                                                                       4%           12%
Customer C                                                                      12%            9%
Customer D                                                                      26%            1%
Customer E                                                                      19%            6%