Form 20-F
period 2005-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2006-06-28
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from ___________ to _____________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,589,385 Ordinary Shares, nominal value NIS 4.00 per share, as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ii

iii

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not required.

Item 2: Offer Statistics and Expected Timetable

Not required.

Item 3: Key Information Regarding B.O.S.

Unless the context in which such terms are used would require a different meaning, all references to “BOS”, “we”, “our” or the “Company” refer to B.O.S. Better Online Solutions Ltd. and it’s subsidiaries.

3A.	Selected Consolidated Financial Data

The consolidated statement of operations data for B.O.S. Better On-Line Solutions Ltd. set forth below with respect to the years ended December 31, 2005, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003, 2002 and 2001, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were audited by Kost, Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Form 20-F.

On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

Statement of Operations Data: (In US thousands of dollars with the exception of per share data)

Year Ended December 31:

	2005	2004	2003	2002	2001

Revenues	27,053	8,282	5,728	9,441	6,042
Cost of revenues	20,025	4,608	1,455	2,300	2,703

Gross profit	7,028	3,674	4,273	7,141	3,339
Operating expenses:
Research and development, net	2,312	1,804	1,846	2,182	1,757
Selling and marketing	3,563	1,706	2,178	3,705	4,811
General and administrative	3,267	1,705	1,317	1,697	1,425
Restructuring costs	-	-	678	-	132

Total operating expenses	9,142	5,215	6,019	7,584	8,125

Operating loss:	(2,114)	(1,541)	(1,746)	(443)	(4,786)
Financial income (expense), net	(448)	(158)	109	295	427
Other income (expenses)	1,134	-	45	(95)	(298)

Loss before equity in losses of
an affiliated company	(1,428)	(1,699)	(1,592)	(243)	(4,657)
Taxes on income	(204)	(20)	-	-	-
Equity in losses of an
affiliated company	(1,750)	(308)	(465)	(570)	(137)
Minority interest in earnings
of a subsidiary	(223)	(17)	-	-	-

Loss from continuing operations	(3,605)	(2044)	(2,057)	(813)	(4,794)
Net earning (loss) related to
discontinued operations	-	(9)	2,036	(7,674)	(8,313)

Net loss	(3,605)	(2,053)	(21)	(8,487)	(13,107)

Basic and diluted net loss
per share from continuing
operations	$(0.64)	$(0.44)	$(0.56)	$(0.26)	$(1.55)

Basic and diluted net
earning (loss) per share
related to discontinued
operations	$0.00	$0.00	$0.55	$(2.46)	$(2.68)

Basic and diluted net loss per
share	$(0.64)	$(0.44)	$(0.01)	$(2.72)	$(4.23)

Weighted average number of
shares used in computing basic
and diluted net earning (loss)
per share	5,616	4,631	3,683	3,117	3,097

Year ended December 31,

Balance Sheet Highlighted Data:	2005	2004	2003	2002	2001

Cash and Cash Equivalents	2,346	2,578	3,872	5,246	8,325

Working Capital (*)	4,200	5,256	5,082	5,980	7,008

Total Assets	22,646	22,485	14,023	17,192	31,144

Short-term banks loan and
current maturities of
long-term bank loans and
convertible note	2,625	1,997	-	-	286

Long-term liabilities	2,550	3,380	951	794	794

Minority interest in a
subsidiary	-	809	-	-	-

Share Capital	6,432	4,823	4,309	3,690	3,628
Additional paid in Capital	47,588	44,426	43,247	41,253	41,161
Shareholders' equity	11,266	10,048	10,541	8,015	16,341

(*)Working capital comprises
of:

Current assets	12,793	13,267	7,239	9,525	10,677
Less: current liabilities	8,593	8,011	2,157	3,545	3,669

	4,200	5,256	5,082	5,980	7,008

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of proceeds

Not applicable

3D.	Risk Factors

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

We have incurred net losses of $3.6 million in 2005, $2.1 million in 2004 and $21,000 in 2003. As of December 31, 2005, we had an accumulated deficit of $42.7 million. Only in the fourth quarter of 2005 did we manage to breakeven, and there can be no assurance that this trend will continue. According to our unaudited financial reports for the first quarter of year 2006, operating loss was $43,000 and we ended the quarter with a net profit of $137,000, this mainly due to the fact that we recorded a capital gain of $350,000. Our ability to maintain and improve future levels of sales and profitability depends on many factors.

These factors include:

—	the continued demand for our existing products;

—	our ability to develop and sell new products to meet customer needs;

—	management's ability to control costs and successfully implement our business strategy; and

—	our ability to manufacture and deliver products in a timely manner.

There can be no assurance that we will experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

Fluctuations in our operating results could result in lowered prices, and we may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, the gross profit margin of our subsidiary, Odem, whose sales accounted for 75% of our total sales in 2005, tends to fluctuate. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We have limited capital resources and we may encounter difficulties raising capital.

Continued expansion requires additional resources and especially working capital. If our efforts to raise capital do not succeed, our efforts to increase our business and to compete in the marketplace may be seriously jeopardized, which would have a materially adverse effect on our business.

A significant part of the revenues of our wholly-owned subsidiary, Odem Electronic Technologies 1992 Ltd. (“Odem”), is from one major customer. Our business relationship with such customer involves the following risks:

—	An interruption in our business relationship with such customer would materially adversely impact our financial results.

Sales to this customer accounted for 14% of our revenues in year 2005. An interruption in our business relationship with such customer would result in a significant reduction in our revenues and in a write-off of inventory, and would have an adverse effect on our business and results of operations.

—	Significant appreciation in the cost price of electronic components under a long term sales agreement with a fixed sales price with this customer, may materially adversely impact our financial results.

In September 2004, Odem entered into a long term sales agreement with the aforementioned customer for the supply of electronic components. The agreement provides for a fixed sales price of the components during the term of the agreement thru December 2008. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results.

—	The relationship with this customer requires us to hold large inventory, in order to meet its short lead time and delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would materially adversely affect our results of operations.

Under the agreement with Odem’s aforementioned major customer, we are obligated to hold inventory of products necessary for three months of the customer’s production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write-offs and write-downs could adversely affect our operating results and financial condition.

We may be unable to maintain and continue developing marketing and distribution arrangements and expand our reach into oversea markets. Additionally, we have limited experience in selling in the Far East, which could have a materially adverse impact on our results of operation.

In 2005, nearly half of our revenues were generated from sales outside Israel. If we are not able to maintain our existing distribution channels and expand to new international markets, our operating results may be materially adversely affected. Additionally, in 2005, our sales to the Far East accounted for 22% of our total sales. We have limited sales and marketing experience in the Far East. Furthermore, in October 2005 Odem’s major supplier to the Far East territory, opened headquarters in China. If we are unable to continue to achieve the same Far East sale levels as were achieved in 2005, our business condition and results of operation may be materially adversely affected.

We recently sold our Communication segment to IP Gear Ltd., a subsidiary of Qualmax Inc., in exchange for shares of Qualmax Inc. Common Stock. If Qualmax is not successful in its business, we may lose the value of our investment.

On December 31, 2005 we closed a transaction for the sale of our Communications segment to IP Gear Ltd., a wholly owned subsidiary of Qualmax Inc. (the “Qualmax Transaction”). The consideration was comprised mostly of common stock of Qualmax Inc. Qualmax Inc. has a limited operating history on which to judge whether or not this company will be successful. If Qualmax is not successful in its business, we may lose the value of our investment, and be required to record an impairment of the investment, which could materially affect our results of operation. Additionally, we are entitled to earn out shares in 2006 based upon revenues that IP Gear will generate from the sold segment, however there is no assurance that the revenues shall be such that will grant us such earn out shares. For additional information on the Qualmax Transaction see Item 4B.

We have limited order backlog. If revenue levels for any quarter fall below our expectations, our result of operation will be adversely affected.

We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses level are relatively fixed, or require some time for adjustment. Hence, revenue levels below our expectations will adversely affect our results of operation.

In 2004 we completed the acquisition of a controlling stake in Odem. In September 2005, we acquired another 23.9% of Odem’s shares and in November 2005, we increased our holdings in Odem to 100%. The integration of this acquisition may interrupt the activities of the combined companies and could have an adverse effect on our business, results of operations, financial condition or prospects.

Our acquisition of Odem involved the integration of a company that had previously operated independently. The difficulties of combining Odem’s operations with our other operations included, and continue to be, but are not limited to: the necessity of coordinating geographically separate organizations and integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of the combined companies’ businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

The sales of our Connectivity products in the US depend on one master distributor. In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

We market Connectivity products in the USA through one master distributor. In 2005, our sales of Connectivity products in the US market accounted for 9% of our total sales and approximately 23% of our gross profit. In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

We are engaged in a highly competitive industry, and if we are unable to keep up with or ahead of the technology our sales could be adversely affected.

We offer our Connectivity solutions to the IBM midrange computer communications market. IBM sells competing products to our own, and can exercise significant customer influence and technology control in the IBM host connectivity market. We may experience increased competition in the future from IBM or other competitors, which may adversely affect our ability to successfully market our products and services.

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

In late 2002 we decided to wind up the business of our subsidiary, Pacific Information Systems, Inc. (“PacInfo”), due to its severe financial situation.

The wind up process was accompanied by settlements with a majority but not all of PacInfo’s creditors. An action by any of such remaining creditors would result in additional costs to the Company.

Furthermore, certain actions involving PacInfo, if occurred before the end of 2003, may have triggered a tax event for PacInfo former owners (the “Sellers”). In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event we are required to loan such sum to the Sellers, we may also be required to reimburse the Sellers for certain interest on taxes that they may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in our obligation to loan the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse effect on our business condition and results of operations.

If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required.

Inventories may be written down for estimated obsolescence based upon assumptions about future demand and market conditions and such write-downs could adversely affect our business condition and results of operations. As of December 31, 2005, inventory is presented net of $100,000 general provision for technological obsolescence and slow moving items.

Our acquisitions, to date, have not always proved successful.

Over the past years we have pursued the acquisition of businesses, products and technologies that are complementary to ours. However, our acquisitions have not always proven, in the aftermath, to be successful. In June 1998, we acquired PacInfo, which was based in Portland, Oregon, and in 2001 PacInfo acquired Dean Technologies LLC (“Dean Tech”), which was based in Grapevine, Texas. Both businesses have since ceased operations. In September 2004, we acquired the majority of the assets of Quasar Communications Systems Ltd., which we sold, as part of the sale of the Communication Solutions segment in 2005, as the segment did not fare well.

Acquisitions involve a number of risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any future acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively execute and integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

We depend on certain key products for the bulk of our sales and if sales of these products decline, it would have a material adverse effect on us.

Our IBM midrange related products contributed 30% of our gross profit in year 2005. If sales of our IBM midrange products were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from the connectivity solutions sector (also known as the legacy family products) (see Item 4B).

To reduce the risk of such a decline or decrease due to competitive pressures or technical obsolescence, we are continually seeking to reduce costs, upgrade and expand the features of our IBM related products, expand the applications for which the products can be used and increase marketing efforts to generate new sales.

Although we are developing and introducing new remote date access communication products and increasing our marketing efforts, there can be no assurance that the planned enhancements or the new developments will be commercially successful, or that we will be able to increase sales of our IBM midrange products.

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

Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part on:

—	our ability to retain the employees who have assisted in the development of our products;

—	our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

—	our ability to attract and retain highly skilled computer operating, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We may be unable to successfully defend ourselves against claims brought against us.

We are defendants in a number of lawsuits filed against us, and from time to time may receive written demands for payments from prospective plaintiffs, in the normal course of our business (for details regarding currently pending material claims or demands, see Item 8). Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources regardless of their merit. Moreover, we cannot predict the result of all proceedings and there can be no assurance that we will be successful in defending ourselves against them. An unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

We depend on third parties licenses for the development of our products.

Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Additionally, from time to time there may arise disputes with respect to royalties owed to third parties from which we obtained licenses.

Indemnification of Directors and Officers

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, (b) reasonable litigation expenses, including advocates’ professional fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.

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

The measures we take in order to protect our intellectual property may not be effective or sufficient.

Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secret, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. Much of our proprietary information is not patentable. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Additionally, there are risks that arise from the use of intranet networks and the Internet. Although we utilize firewalls and protection software, we cannot be sure that our proprietary information is secured against penetration. Such penetration, if occurs, could have an adverse effect on our business.

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

One of Odem’s major suppliers accounted for 25% of our purchases in the year 2005. An interruption in our business relationship with such supplier would have an adverse effect on our business and results of operations.

New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs.

The industry standards that apply to our Connectivity segment products are continually evolving. In addition, since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of industry standards and practices established by various international bodies and industry forums. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. It may take us a significant amount of time to develop and design products incorporating these new standards. A prolonged disruption in supply may force us to redesign and retest our products.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company (a “PFIC”) for US federal income tax purposes, but there can be no assurance that we won’t be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing US shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to US shareholders if we are subsequently determined to be a PFIC.

We may be required to pay stamp taxes on documents executed by us on or after June 2003.

The Israeli Stamp Tax on Documents Law, 1961, or the “Stamp Tax Law”, provides that certain documents signed by Israeli companies are subject to a stamp tax, generally at a rate of between 0.4% and 1% of the value of the subject matter of the applicable document. As a result of an amendment to the Stamp Tax Law that came into effect in June 2003, the Israeli tax authorities have commenced enforcement of the provisions of the Stamp Tax Law.

Consequently, we may be liable to pay stamp taxes on some or all of the documents we have signed since June 2003, which could have a material adverse effect on our results of operations.

Recently promulgated regulations provide for the cancellation of the stamp tax with respect to documents signed from January 1, 2006 onwards.

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

We have sold and intend to continue to sell our products in markets through distributors in North America, Europe and Asia.

A number of risks are inherent in engaging in international transactions, including –

—	international sales and operations being limited or disrupted by longer sales and payment cycles,

—	possible problems in collecting receivables,

—	imposition of governmental controls, or export license requirements ,

—	political and economic instability in foreign countries,

—	trade restrictions or changes in tariffs being imposed, and

—	laws and legal issues concerning foreign countries.

If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

The slow down in technology markets and technology-focused corporations in prior years has had an adverse impact on us and the value of our shares.

Our Company, like other technology companies, has been significantly impacted by the current market slowdown in the technology industry in prior years. There can be no assurance that the technology market will fully recover or that our operating results will not continue to suffer as a consequence.

Inflation and foreign currency fluctuations significantly impact on our business results.

The vast majority of our sales are made in US Dollars and most of our expenses are in US Dollars and New Israel Shekels (“NIS”). The Dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the Dollar. Our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

If we are forced to repay our secured convertible note in cash, we may not have enough cash to fund our operations and may not be able to obtain additional financing.

Our secured convertible term note issued in September 2005, contains certain provisions and restrictions, which if violated, could result in the full principal amount together with interest and other amounts becoming immediately due and payable in cash. If such an event occurred and if the holder of such note demanded repayment, we might not have the cash resources to repay such indebtedness when due. The note is repayable in monthly installments commencing January 1, 2006, with principal payments which start at $15,000 and increase to $55,200. Subject to certain conditions, the monthly principal and interest payment on the note may be paid in cash or ordinary shares. If we are required to pay the note in cash rather than ordinary shares, it would reduce the amount of cash available to fund operations. Also, in connection with the issuance of the note, we agreed to certain restrictions upon incurring additional indebtedness such as in case of certain mergers and acquisitions. The existence of debt service obligations and the terms and anti-dilution provisions of the note may limit our ability to obtain additional financing on favorable terms, or at all.

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

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. The future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence. Furthermore, the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remains a constant fear. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

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

Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse effect on our business.

If the Israeli Government programs that we benefit from are reduced or terminated, our costs and taxes may increase.

Under the Israeli Law for Encouragement of Capital Investments, 1959, facilities that meet certain conditions can apply for “Approved Enterprise” status (or be a “Benefited Enterprise”, if qualified, without prior application and approval). This status confers certain benefits including tax benefits. The existing facilities of our wholly owned subsidiary, BOScom, have been designated as Approved Enterprises. If we attain taxable income in Israel, these tax benefits will help reduce BOScom’s tax burden.

In order to maintain our eligibility for the grants and tax benefits BOScom receives, BOScom must continue to satisfy certain conditions, including making certain investments in fixed assets and operations and achieving certain levels of exports. If BOScom fails to satisfy such conditions in the future, BOScom could be required to refund tax benefits which may have been received, with interest and linkage differences to the Israeli Consumer Price Index.

The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. A termination or reduction of certain programs and tax benefits (particularly benefits available to BOScom as a result of the Approved Enterprise status of the BOScom’s facilities and programs) would have a material adverse effect on the Company’s business, operating results and financial condition.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn’t required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. Shares held by a party to the merger and certain of its affiliates are not counted towards the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies, provided that 30 days have elapsed since shareholder approval was received and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

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

The Israeli Companies Law also provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder shall hold more than 90% of the outstanding shares.

These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possible affecting the price that some investors are willing to pay for the Company’s securities.

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

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. Since January 2005 through May 2006, the daily closing price of our ordinary shares has ranged from $2.15 to $3.74 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

—	actual or anticipated variations in our quarterly operating results;

—	announcements of technological innovations or new products or services or new pricing practices by us or our competitors;

—	increased market share penetration by our competitors;

—	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

—	additions or departures of key personnel; and

—	sales of additional ordinary shares.

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

In late 2002 and early 2003 the Company received notice from the Nasdaq Stock Market that its ordinary shares were subject to delisting from the Nasdaq National Market for failure to meet Nasdaq’s minimum bid price and shareholders’ equity requirements ($10 million) for continued listing on the National Market. As a result of the hearing requested by the Company and supplemental information presented by the Company to the Nasdaq Listing Qualifications Panel by the Company, the Panel determined to continue the listing of the Company’s securities on the Nasdaq National Market pursuant to a detailed exception to the Nasdaq National Market Rules, and the Company successfully met all the conditions set forth in the exception.

On August 30, 2004, we received notice from the Nasdaq Stock Market that our ordinary shares are subject to delisting from the Nasdaq National Market for failure to meet Nasdaq’s minimum market value of publicly held shares requirement ($5 million) for continued listing on the National Market. On November 4, 2004, we were notified by Nasdaq that we have regained compliance with this requirement.

On January 25, 2005, we received notice from the Nasdaq Stock Market that we were not in compliance with the minimum $10 million shareholders’ equity requirement for continued listing on the National Market. Following that notice, on January 28, 2005, we received an additional notice indicating that based on further review of our financial statements as they appeared in our filing on Form 6-K dated January 10, 2005, it was determined that the shareholders’ equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore we were in compliance with the stockholders’ equity requirement for continued listing on the National Market and the matter had been closed.

On June 2, 2005, the Company again received notice from the Nasdaq Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders’ equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders’ equity requirement for continued listing on the National Market. The Company was requested to provide by June 17, 2005, its specific plan to achieve and sustain compliance with the listing requirements. The Company subsequently submitted a proposed plan of compliance to Nasdaq based upon completing a previously announced private placement offering of its ordinary shares. On July 11, 2005, the Company was advised by the Nasdaq Staff that contingent upon completion of the private placement by August 11, 2005, the Staff believed that the Company had provided a definitive plan evidencing its ability to achieve and sustain compliance with the listing requirements. The private placement took place in June 2005, and consequently the Company regained compliance with Nasdaq’s minimum $10,000,000 shareholders’ equity requirement for continued listing on the National Market. However, the Company has been advised by Nasdaq Staff that the Staff will continue to monitor its ongoing compliance with the stockholder’s equity requirement and, if at the time of the Company’s next periodic report, the Company does not evidence compliance, it may be subject to delisting.

There can be no assurance that we will be able to meet and continue to meet these or other Nasdaq requirements to maintain our Nasdaq National Market listing, in which case we will have the right to apply for a transfer of our ordinary shares to the Nasdaq Small Cap Market.

Item 4: Information on the Company

4A.	History and Development of the Company

We were incorporated in Israel in 1990 as a private corporation under the Israeli Companies Ordinance, 1983. We design, integrate and test our products in our facilities in two locations in Israel. Our headquarters and manufacturing facilities are located at Teradyon Industrial Zone, Misgav 20179 Israel, telephone number 972-4-990-7555. The facilities of our subsidiary, Odem are located in Rishon Letzion, Israel.

We currently manage our operations through our subsidiaries:

a)  BOScom that is engaged in the provision of Connectivity Solutions; and

b)  Odem that is engaged in the supply of Electronic Components and solutions.

Our Connectivity Solutions segment focuses on providing emulation solutions for the popular IBM iSeries, enabling customers to extend its capabilities and life cycle. Our server and associated modules empower the iSeries, providing a scaleable solution for transparent expansion and growth. Until July 2005, the Connectivity Solutions segment also included the PrintBOS, an Output Management solution, which provides design, print, distribution and archiving management solutions and enables customers to cut costs, enhance brand and marketing clout, and direct output to multiple distribution channels. The PrintBOS was sold in July 2005 (see Item 4B).

Our Electronic Components segment provides solutions in RFID (radio frequency identification devices), semiconductors, electronic components, CCD (charge – coupled device), imaging, networking, telecom and automation. Odem is a major solution provider and distributor of electronic components and advance technologies in the Israeli market.

The Company’s Communication Solutions segment was sold in the fourth quarter of 2005.

We constantly seek growth opportunities by developing new marketing channels for our products in North America, Europe and emerging markets in Eastern Europe, Asia-Pacific and South America. We intend to continue to raise funds in order to expand operations and capitalize on merger and acquisition growth opportunities.

On November 18, 2004, we purchased 63.8% of Odem’s issued and outstanding shares from Odem’s existing shareholders, for $2,740,000, comprised of cash in the amount of $1,971,000 and $769,000 by the issuance of 290,532 of the Company’s ordinary shares (subject to “lock-up” periods of 2 to 4 years). We purchased an additional 23.9% and 12.3% from the minority shareholders on September 29, 2005 and November 1, 2005, respectively, and thus Odem became our wholly-owned subsidiary. In consideration for the 12.3% of Odem’s shares purchased in November 2005 the Company paid $554,000 in cash and for the 23.9% of Odem’s shares purchased in September 2005 the Company (i) issued 232,603 of the Company’s ordinary shares (subject to “lock up” periods of 2 to 4 years) and paid $716,000 in cash.

In addition, we have an interest in two affiliated companies:

(a) Surf Communications Solutions Ltd. (“Surf”), a developer and global supplier of universal access and network convergence software solutions to the wireline and wireless telecommunications and data communications industries. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf. At the same time, the Company converted its convertible loan in the amount of $1,042,000 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf’s fair value as determined in the investment agreement. As a result of this private placement and conversion of the loan, the Company held 17% of Surf. Accordingly, the investment was accounted based on the cost accounting method.

In March 2003, the Company purchased from Catalyst Investments L.P. (“Catalyst”) most of the Surf shares held by Catalyst (191,548 of Catalyst’s Preferred C shares in Surf, and a pro rata share of the Surf Preferred C warrants held by Catalyst), in consideration of $1,755,000 by the issuance of ordinary shares of the Company (representing 19.9% of its then outstanding shares pre-issuance, as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance). As a result of the transaction with Catalyst, the Company’s holdings in Surf gave it the ability to exercise significant influence over Surf and therefore the Company’s investment in Surf was accounted for based on the equity accounting method.

The Company had an option to purchase the remaining Catalyst Preferred C shares in Surf by January 31, 2006, and until such purchase, had voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party. The Company later assigned these voting rights to Mr. Yair Shamir, who was a director of the Company. The Company did not exercise its option by January 31, 2006 and it expired.

In September 2005, Surf completed a private placement that is considered an event of change in circumstances that has a significant adverse effect on the fair value of the investment. Therefore, the Company evaluated its investment in Surf and determined that it amounts to $722,000 as of December 31, 2005 based on management’s analysis (supported by an independent third-party valuation). As a result, the Company recorded an impairment of $1,385,000, which has been included in the equity in losses of an affiliated company in the statement of operations for the year December 31, 2005.

Moreover, following the private placement in Surf, the Company’s voting rights have been diluted to 8.7% of the total voting rights in Surf. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment of $722,000 is accounted for based on the cost accounting method.

(b) Qualmax Inc. (Pink Sheets: QMXI.PK), a US corporation, which is a developer and supplier of VoIP technology products and services (“Qualmax”). As of December 31, 2005, BOS held an approximate 16% interest in Qualmax, as part of the consideration received upon the sale of the Communication segment. As a result of the conversion into shares of the loan BOS extended to IP Gear, a subsidiary of Qualmax, in May 2006, BOS’ holdings in Qualmax increased to 17%. On June 8, 2006, Qualmax agreed to issue to BOS an additional 250,000 shares, on account of earn-out shares, however, these shares have not yet been issued (see Item 4B).

BOScom Ltd.‘s subsidiaries are: Better On-Line Solutions Ltd. in the U.K; Better On-Line Solutions S.A.S. in France; and BOSDelaware, Inc., in the US. During 2003, the operation of all BOScom’s subsidiaries was ceased (only the US subsidiary still exists) and the sales and marketing in Europe and the United States have since been conducted through master distributors. In February 2006, BOS filed an application with the Companies House requesting the strike off and dissolution of Better On-Line Solutions Ltd., the U.K. subsidiary.

Discontinued operation – computer networking:

On June 1, 1998, we acquired 100% of the share capital of PacInfo, a U.S. corporation which resold, installed and provided computer networking products to various business entities. In 2001, PacInfo acquired 100% of Dean Tech Technologies Associates, L.L.C. (Dean Tech). Dean Tech was an IBM Advanced Business Partner providing complete IT solutions utilizing IBM’s industry-leading eServer pSeries and xSeries lines of servers, as well as IBM Total Storage Solutions. 100% of our computer networking revenues were derived from sales to US customers. In the fourth quarter of 2002, Pacinfo’s operation was wound up due to a change in the Company’s strategy as a result of Pacinfo’s severe financial situation. Dean Tech has also ceased all operations.

Our U.S. subsidiaries are Lynk USA, Inc., and its subsidiary PacInfo, Inc. Both are non-operational and commencing the beginning of year 2003 we market our products in the U.S. through one Master Distributor.

4B.	Business Overview

Industry Background

The Company manages its business in two reportable segments, which consist of Connectivity Solutions and the supply of Electronic Components Solutions. A third segment, Communication Solutions, existed until it was sold in the fourth quarter of 2005.

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

Continued widespread use of Twinax cable infrastructure has created a need to develop solutions that can provide these users with such features as e-mail, networking, Internet, and mobile-devices.

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

(b) Electronic Components

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

There are two major groups of components: a large family of active components and a small group of passive components. Active electronic components are semiconductor products that supplanted the previous generation of vacuum tube devices. Passive components can interrupt, resist, or otherwise influence current flow, but cannot control it. Passive components are capacitors, resistors, connectors, filters and inductors. In general, the “passives” are used to enhance or supplement the performance of ICs. The demand for electronic components is a derived demand. The vast majority of both active and passive components are installed in “original equipment manufacturer” (OEM) products: consumer electronics, motor vehicles, telecom equipment, factory automation systems, military hardware, and other goods.

Since electronic components are so widely installed, their market is affected by all major macroeconomic variables, such as capital spending, disposable income and government budgets.

(c) Communication Solutions (Sold in 2005)

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

In September 2004, the Company purchased most of the assets (and liabilities) of Quasar Communication Systems Ltd., an Israeli company engaged in the business of developing, manufacturing and selling cellular communication gateways for an aggregate consideration of $539,000 by the issuance of 285,000 of the Company’s ordinary shares. The assets and some of the liabilities of Quasar were transferred into Quasar Telecom (2004) Ltd. (“Quasar Telecom”), a wholly owned subsidiary of the Company (previously named Boslynk Ltd.). The acquisition enabled the Company to continue developing the Communication segment, while offering to the Company’s clients an extended product line enabling savings in telecommunication expenses for enterprise.

On October 26, 2005, the Company entered into a definitive agreement for the sale of its Communication assets, and the transaction closed on December 31, 2005. The Company sold its Communications related property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax Inc. (Pink Sheets: QMXI.PK), an IT solutions provider focused on deployment of best-of breed VoIP, virtual private networks, turnkey network design, wireless connectivity and web. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common Stock as of December 31, 2005, and $800,000 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment (“Royalties”) with the entire $800,000 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares may be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed segment (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to the Company is approximately 1 million, constituting approximately 5% of Qualmax’s outstanding shares as of June 15, 2006. On June 8, 2006, Qualmax agreed to issue to BOS, on account of the abovementioned commitment, 250,000 Earn Out Shares.

The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Directors of Qualmax.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company will provide IP Gear with certain operating services relating to the sold Communications Segment. In accordance with the Agreement, the first three months of services were provided for no charge and IP Gear is to pay for these services starting from April 2006. IP Gear can elect to pay for the services rendered in April thru June 2006 by issuance to the Company of Qualmax shares valued at a predetermined price of $1.43 per share. The Company undertook to provide these services at least until December 31, 2006 (12 months from closing).

The Company also granted a bridge loan to IP Gear in the amount of $1,000,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of Bank of America, NA in the event such charge is recorded. In addition repayment is guaranteed by Qualmax Inc.

The loan agreement provides that if the disposed segment would incur in the first quarter of 2006, losses that exceed $250,000, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common Stock against such reduction, valued at a predetermined price of $1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, and the principal amount of the loan was reduced to $650,000.

In addition, the loan shall be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $4,500,000.

The Company’s holdings as of June 15, 2006, equal approximately 17% of Qualmax’s issued and outstanding Common Stock (excluding the abovementioned Earn Out Shares which have not yet been issued).

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1% of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the warrant.

Description of Business Product Lines

(a) Connectivity Solutions

The Connectivity Solution product line focuses on Connectivity solutions for the popular IBM iSeries server, enabling customers to vastly extend its capabilities and life cycle. Its BOSâNOVA products family empower the iSeries, providing a scaleable solution for transparent expansion and growth.

Connectivity products are based on TCP/IP to Twinax controllers, as well as iSeries full and rich TCP/IP emulation, that help extend the life cycle of the organization’s iSeries. All products are unmatched in their emulation capabilities, compatibility and transparency

Realizing the changing role of this IBM midrange environment in today’s workplace, our mission is to provide our users with technologically advanced and cost-effective solutions for connectivity between them and personal computers, mobile devices and local area networks, whether local or remote. We sell and support our products worldwide through distributors, and value-added resellers.

Our proprietary products are sold to users of IBM iSeries, which are predominantly medium to large sized corporations that use large data banks in their businesses and require the ability to integrate and manipulate the data into graphics and popular personal computer programs. The target market for our products is composed of the owners of iSeries servers and the growing number of users who connect to these computers through the Internet, intranets, mobile devices and various other connectivity products.

Our main product line is comprised primarily of TCP/IP to Twinax controllers that allows Legacy Twinax equipment to work locally or remotely via TCP/IP line to the iSeries server. In addition we have a line of emulation software, to simulate a personal computer environment having the same functionality to which the users are accustomed (i.e. Windows or similar graphical interfaces), while using a midrange computer. The emulation solutions are offered at two levels – at the user interface level and at the computer connectivity level. At the user interface level, our emulation technology allows customers to utilize popular Windows functions and graphics. At the connectivity level, our connectivity technology provides personal computers with the ability to act as terminals for IBM midrange computers either through gateway, Internet or direct connection.

We are using our expertise in the midrange computer environment to develop Internet/intranet solution products that will enable and enhance connectivity between IBM iSeries computers, personal computers and mobile devices via the Internet and intranets.

In 2005, 14% of our sales were attributable to sales of Connectivity solutions and services.

Below is a description by category of our development activity in the Connectivity product line:

(a1) Software based solutions

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

Our products under this category include:

—	BOSaNOVA TCP/IP

A robust client application that provides Windows9x/Me/NT/2000/XP users on a TCP/IP network with essential iSeries connectivity. The product includes BOS’s rich 5250 emulation, LPD printing capabilities, file transfer and a remote command facility.

—	BOSaNOVA Secure

A BOSaNOVA Secure is an all-in-one solution for totally secure iSeries emulation delivering security from the workstation through the TCP/IP net to the organization level. Secured TN5250 emulation is a solution for the Desktop on the TCP/IP net, which implements SSL and SSO (Single Sign ON) with Kerberos. This security emulation provides a comprehensive net security solution, including data on the net. While current customers can implement the SSL protocol and SSO (Single Sign ON) by adding BOSaNOVA Secure to BOSaNOVA TCP/IP, new customers are offered BOSaNOVA Secure.

—	BOSaNOVA Web

In December 1997, we introduced BOSaNOVA Web, a Java-based application that provides iSeries web-emulation, allowing organizations to upgrade their iSeries to enable full web benefits. BOSaNOVA Web slashes communication costs, ensures a friendly, transparent work environment, installs rapidly and easily without a client install and delivers a fast ROI.

Loaded on a central server and managed by a network supervisor, BOSaNOVA Web allows normal user changes to occur hassle-free. Whether moving users to new workstations, upgrading software, pushing out new applications, or enhancing security, users simply log on to receive the correct workstation parameters for their jobs.

The server and users are managed easily and economically via the browser. The Network Supervisor can change or modify parameters from any enterprise computer whether internal or external. There is no need to use the server’s computer for changes or upgrades. It is all done seamlessly via the web and from a remote workstation.

Application upgrades and parameter changes are automatically delivered to end-users as soon as they log on via the browser to the web server integrated into BOSaNOVA Web.

BOSaNOVA Web eliminates the need for both additional “push” software and expensive technical support at the desktop. Additionally, the client/server architecture means current cache capabilities can be used, thus enabling upgrades in real-time.

The client/server architecture allows all internal and external iSeries users to benefit from the network. Users access the iSeries through the BOSaNOVA web server which incorporates a web server. The server encodes all transmitted information, complying with SSL standards, amplified by user verification via a client certificate.

BOS’s Printer Client technology is embedded in BOSaNOVA Web to enable to print via the web.

—	BOSaNOVA Mobile

In March 2006, we announced the new BOSaNOVA Mobile product, which combines the convenience of mobile and PDA instruments with the ability, stability and power of a BOSaNOVA platform. The system converts mobile instruments such as mobile terminals and cellular telephones to mobile work stations while using the familiar emulation of the fixed work stations.

BOSaNOVA Mobile is based on a server architecture, enabling central management of work stations, without the need to make local definitions for every mobile instrument in the network. It enables dynamic and remote identifications of users, configurations of mobile work stations, automatic installation and updating of software in the cellular instrument and the mobile terminal. In addition, the system provides a solution to the problem of instability in the network, enables maintaining and retrieving information up to the point when the mobile instrument was cut off.

BOSaNOVA Mobile enables end users to perform their work from any place, while using the familiar emulation of work stations in mobile terminals and cellular instruments. The mobile instruments maintain a work environment recognized from end stations. In addition, the Screen Designer module, which is part of the BOSaNOVA Mobile enterprise server, enables end users to redesign their working screens so they will fit to the size of the mobile screen without changing the application itself.

The creation of the BOSaNOVA Mobile is part of the process to expand the basket of solutions of the BOSaNOVA products family to additional fields, while maintaining the capability of central management and control tools, also when using advanced instruments. BOSaNOVA Mobile also enables all organizations to shorten the work process, to make the work of agents in the field much more efficient and to keep them all up-to-date in real-time.

—	BOSaNOVA Spooler

In April 2006, we released the new BOSaNOVA Spooler product.

BOSâNOVA Spooler is built as a client-server system, and is designed for users that connect to the organization via the Internet in a complete Web environment. A print job routing mechanism is built into this system, based upon dynamic parameters which identify the user and his workstation. The BOSaNOVA Spooler has a mechanism that converts the workstation’s exiting system definitions to the new Web-enabled system parameters. Names of the telnet printer devices in the new system, and their local definitions, are built by an automatic conversion process that is initiated when the workstation activates the client station for the first time. With the help of this system, the connection process becomes easy and fast.

The printer client software included in BOSaNOVA Spooler is based on the leading printing software of BOSâNOVA family of products. It includes complete support for iSeries print output, and a complete and easy configuration, including configuration of the smallest details of the local printer.

The centralized configuration of the BOSâNOVA Spooler server contributed to the fast implementation process at the workstations. The BOSâNOVA Spooler is fully adapted to meet most of the organizations security needs and support the following features:
—	Encryption
—	VPN
—	Protocols conversion between external and internal networks
—	Client certificates
—	Load balancing

(a2) Hardware and software based solution

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

Our products under this category include:

—	e-Twin@x Controller

This product provides IP over Twinax connection to local and remote Series, adding the benefits of a Local Area Network to existing Twinax infrastructure. This product eliminates the difficulty of maintaining System Network Architecture and Anynet protocols, replacing them with fast, state-of-the-art Transmission Control Protocol / Internet Protocol (TCP/IP).

—	Native Plus

An IBM-compatible Twinax card with 5250 Stealth Technology™. This product does not require a memory segment of the personal computer or its valuable resources in order to facilitate interaction with the hardware.

—	BOSaNOVA Plus

An enhanced version of the Native Plus that includes a Twinax adapter card with feature-rich 5250 display/printer emulation software for either DOS, 16- or 32-bit Windows and 32-session APPC display/printer emulation software. This product is based on an IBM compatible Twinax card with 5250 Stealth Technology™.

(a3) Software Utilities

Until July 2005 the Connectivity Solutions segment had an additional product line – the PrintBOS Output Management product, which was introduced in late 1998 as an innovative Enterprise Output Management solution answering a growing demand for central printing and output management solutions in medium and large IT organizations. PrintBOS is implemented as the central solution for layout design, printing, faxing, e-mailing, archiving, barcode printing, cheque printing and secured printing in banks, insurance companies and medium and large corporations. PrintBOS is also a recognized complementary solution for SAP layout design and printing and integrates SAP output with other enterprise software outputs. PrintBOS was designed for a wide range of operating systems, including mainframe and UNIX. PrintBOS customers use it for a variety of documents – from forms, reports, barcodes and labels to faxes and cheques. PrintBOS transparently intercepts these print jobs and applies the correct graphic formatting to create the customer’s preferred output. Time and labor-saving, PrintBOS allows employees to focus on more added-value tasks than output jobs.

On July 18, 2005, BOScom signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $500,000 and a contingent payment in each of the next three years equal to 6-10% of future revenues exceeding $1,000,000 per year, generated by Consist from the PrintBOS product line. The Company has accounted for a gain of $273,000 in 2005. As of December 31, 2005, the Company has received $375,000 and the remaining $125,000 has been placed in escrow, pending repayment of royalties to the Office of the Chief Scientist (“OCS”) on sales of PrintBOS products.

(b) Electronic Components

Our subsidiary, Odem, is engaged in providing electronic components, data systems, image processing products, and Radio Frequency Identification Devices (RFID) and solutions.

Electronic Components

Odem imports electronic components and distributes them to the local defense and civilian electronic industries. It represents suppliers of components in four categories:

1) Active Components – semiconductors, transistors, detectors, diodes, integrated circuits, hybrid modems, cellular components, communication ICs, memories, displays, and LEDS;

2) Passive Components – capacitors, thermistors, varistos, oscillators, crystals, resistors, C-DC converters, and power supplies;

3) Electro-mechanical Components – relays, connectors, circuit breakers, filters, transformers, plugs, thermostats, switches, etc.

4) Discontinued Semiconductors- made by Intel, Fairchild, Harris, Microchip, National, Quality SMC, Texas Instruments, Vantis, Motorola, and more.

Data systems

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

Radio Frequency Identification Devices (RFID) solutions

RFID is the use of radio frequencies to read information from a small device known as a tag that can be sensed at a distance by radio frequencies. The tag can be any small device such as pendants, beads, nails, labels, microwires and fibers. According to IDTechEX research (a knowledge based company specializing in RFID smart labels, that provides independent marketing, technical and business advice and services on this subject), in 2006, it is expected that the volume of RFID tags that will be sold will be almost three times more than the volume sold during the past 60 years since their invention, with the increase primarily driven by the use of RFID for tagging vehicles and cases. Additionally, it is forecasted by IDTechEX research that the future years shall bring another new development – the tagging of high volume items – notably consumer goods, drugs, and postal package – at the request of retailers, military forces and postal authorities.

In 2004, Odem started to provide products and solutions in the field of RFID and successfully implemented an RFID solution in the Maccabia sports event and in a dairy farm (identification of cattle), both in Israel. Recently, Odem entered into an agreement for the supply of RFID tags for waste disposal systems, in Europe, and is expected to begin supplying the tags in early 2007. Odem is investing in developing new RFID solutions and constantly searching for new marketable solutions and applications, as well as actively searching for acquisition opportunities, in this growing field.

In 2005, 75% of our sales were attributable to sales of the Electronic Components Solutions segment.

(c) Communication Solutions (Sold in 2005)

Our Communication products included multi-path, intelligent routing VoIP gateways, GSM gateways and other cellular gateways. Designed for the corporate market, these devices enable major reduction of inter-office, long-distance and cellular-to-line communication costs using VPN, cellular-to-cellular networks or the public Internet to carry telephone calls.

Additionally, they extend PBX functionality to enterprise branch offices. Supporting standard protocols, the gateways are built on robust platforms to allow modular incorporation of value-added applications.

Designed for the enterprise market and OEMs, our Claro VoIP solutions were the preferred choice for sites requiring just a few connections through mid-market sites with hundreds of connections. Our VoIP products were distinguished by their seamless integration. For end users, this means absolutely no change in their familiar work environment, eliminating a learning curve. For enterprises, it translates into a more affordable, attractive investment, as VoIP products fit in with existing equipment, and demand no changes or additions, delivering significant, measurable economies of cost.

The Cellular Gateways Solutions of Quasar Telecom became an integral part of the Communication segment with their acquisition in 2004 (see Item 4A). Quasar Telecom’s proven cellular technology created gateways between the corporate PBX and cellular network to enable cost savings of communication cost.

In 2005, 11% of our sales were attributable to sales of Communication products and services. As aforementioned, the assets of the Communication Solutions segment were sold to Qualmax’s subsidiary, IPGear Ltd. in the fourth quarter of 2005 (see item 4B(c)).

Marketing, Distribution and Sales

We market our products primarily to medium and large sized corporations through a combination of direct sales, indirect distribution and original equipment manufacturers.

In the United States, we market our Connectivity products through one master distributor located in Phoenix, Arizona, which coordinates the midrange connectivity-related marketing efforts of dozens of distributors and resellers, and also offers technical support and after-sales service. Odem (Electronic Components solutions) markets its products and services in the United States through a wholly owned company, Ruby-Tech, Inc., located in Sherbourn, Massachusetts.

In Europe, we market our Connectivity products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.

We further rely on peripheral product distributors who offer our products along with other products for the IBM midrange market. We also rely on value added resellers who offer system sales and installation, which include a variety of our products. In addition, we heavily depend upon our own marketing resources operating from Israel.

Our Connectivity products largest customer is our master distributor located in Phoenix, Arizona, and Odem’s largest customer is located in Israel.

We generally do not have any significant backlog because orders are usually shipped when received.

Our Company’s sales do not fluctuate seasonally, with the exception that third quarter sales are affected (set back) by vacations in Europe and the holidays in Israel, and December and January sales are affected (set back) by the Christmas season.

The following table sets forth our revenues (in thousands of US$) from the continuing operations, by major geographic area, for the periods indicated below:

	2005	%	2004	%	2003	%

United States	3,615	13	3,252	39	2,974	52

Europe	2,887	11	1,066	13	1,198	21

Far East	6,083	22	701	8	-	-

Israel and others	14,468	54	3,263	40	1,556	27

Total Revenues	27,053	100	8,282	100	5,728	100

See Note 19b to the Consolidated Financial Statements.

Manufacturing

The products of our subsidiary BOScom, are designed, integrated and tested at our facilities in Israel. The manufacturing is done by Israeli subcontractors using components and subassemblies supplied by vendors to our specifications. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We generally maintain an inventory of components and subassemblies which we believe is sufficient to limit the potential for such an interruption. Our current manufacturing facilities have sufficient capacity to exceed current demand. The prices of raw materials used in our industry are volatile and availability of electronic components may vary due to changing demand in the market.

Odem distributes products that are manufactured by third party suppliers.

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

On May 10, 2006 the Company received a written demand from IDEAL Software GmbH, a German corporation, in which it claims that the Company owes it for unpaid license fees (see Item 8).

Competition

Connectivity Solutions:

The connectivity market is subject to rapidly changing technology and evolving standards incorporated into personal computers, networks and host computers. BOScom’s products compete with products that have already been on the market for a number of years and are manufactured by competitors, most of which have substantially greater financial, marketing and technological resources and name recognition than ours.

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

Although most of Odem’s representation agreements are not on an exclusive basis, in most cases it does not have a local competitor who distributes components from the same source. However, there may be competition in case of similar components made by other manufacturers. In October 2005, Odem’s major supplier to the Far East market opened headquarters in China, that increased the competition in the Far East territory.

The number of instances in which territorial-based distributing agreements are challenged by large foreign distributors, who receive a special discount on large volume purchases from the suppliers and compete with the local distributor by selling directly to its customers, is increasing. Still, despite inferiority in pricing, local distributors have some advantages over such competition by providing close and continuous technical support, large inventory, a wide spectrum of products and short reaction time.

Odem currently represents about 35 overseas suppliers, of which approximately 20 are electronic components suppliers, 8 are suppliers of IT equipment, 2 are suppliers of market image-processing products and 5 are suppliers of RFID tags.

The electronic market is characterized by multiple agents and distributors. Five local electronic component competitors – Telsys Ltd., Nisco Projects Ltd., STG Ltd., Semicom Ltd. and Rapac Electronics Ltd., are publicly traded on the Tel Aviv stock exchange. Other large and influential competitors which are active in the electronic components market are Eastronics Ltd., STG International Ltd., Chayon Computers Ltd., RDT Ltd. and Abnet Communications Ltd. There is an increase in the number of distributors that are owned by international companies.

Strategy

The Company’s strategy is to enable organizations to increase operational efficiencies while leveraging their existing infrastructure. We will continue to focus and enhance our existing product lines and continue to search for additional growth through mergers and acquisitions, while our main focus in the near future shall be both expanding applications and actively searching for acquisition opportunities, in the growing RFID field.

The key elements of our strategy are as follows:

—	Increase Representations. We continue to search for additional companies to represent through our Electronic Components segment.

—	Expand Marketing Network. We intend to increase our marketing presence in the United States, Europe and the Far East, and to expand our distribution channels in these markets through the use of acquisitions, additional independent distributors and original equipment manufacturers as well as our own sales representatives.

—	Acquisition of companies or businesses that will increase our sales and profit, or acquisition of complementary technologies or products that we can sell through our existing distribution network.

—	Maximize efficiency for IBM midrange market. Through our Connectivity Solutions segment, we intend to expand and support our emulation product line for IBM midrange computers. This includes continuous upgrading and improvement of our connectivity emulation products for direct, gateway and Internet connection, and Windows emulation and graphics capabilities. We continually upgrade our client software to ensure its compatibility with each new Windows platform. We intend to streamline our manufacturing and distribution to better serve our present client base and access a greater share of the IBM midrange market. We have already begun to incorporate common components into our products in an effort to streamline manufacturing and intend to take steps to improve our destination networks.

Web site: We maintain a web site where potential customers, investors and others can obtain the most updated information about our activities, products, press releases and financial information. Our Web site may be found at www.boscorporate.com. The contents of our web site are not incorporated by reference into this Form 20-F.

Exchange Controls

See Item 10D.

For other government regulations affecting the Company’s business, see Item 5, under ‘Grants and Participation’.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel – (1) BOScom Ltd. (formerly Lynk, a Division of B.O.S. Ltd.). (2) Quasar Telecom (2004) Ltd. (“Quasar Telecom”), which obtained the assets BOS acquired in September 2004 from Quasar Communication Systems Ltd. (see item 4A). The assets of Quasar Telecom were sold to IP Gear Ltd., a subsidiary of Qualmax Inc. as part of the sale of the Communications Segment in the fourth quarter of 2005. (3) Odem Electronic Technologies 1992 Ltd. (“Odem”), which we purchased on November 18, 2004 from Odem’s existing shareholders, and in which by November 2005 our holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market (see item 4A).

In Europe – BOScom had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France, which, until mid-2003, distributed and serviced BOScom’s products abroad. In mid-2003 we decided, due to cost-efficiency considerations, to cease operations in Europe through the subsidiaries and to market through distributors and resellers, and the subsidiaries are no longer operational and have been closed.

In the U.S. – (1) Ruby-Tech Inc., a wholly owned subsidiary of Odem, (2) Lynk USA Inc., a subsidiary of BOS, and its subsidiary PacInfo (both Delaware corporations) and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC. (“Dean Tech”), a Texan corporation, and (3) BOS Delaware Inc. a Delaware corporation. Only Ruby-Tech is still operational.

The voting power we (or our subsidiaries) have in all subsidiaries, equates to our shareholdings.

The Company also has an interest in Surf Communication Solutions Ltd. (“Surf”) in which it has been investing since 1997, and in Qualmax Inc. in which it has been invested since December 2005 (See Item 4A).

4D.	Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in two Israeli facilities (in Teradyon and in Rishon Lezion), and occupy a total of approximately 4,092 square meters. BOS and BOScom occupy 3,300 square meters in Teradyon, pursuant to a lease which expired in December 2005 and currently is under negotiations for its renewal. Odem occupies 792 square meters in Rishon Lezion, of which 302 square meters are owned by Odem and the remaining space is rented pursuant to lease agreements for various periods, with terms that expire within one to four years. In 2005, Quasar Telecom occupied 374 square meters in Rehovot, pursuant to a lease that was assigned to IP Gear commencing January 1, 2006. The monthly rental fees of the Company and its subsidiaries amounted to $16,000 in 2005, and currently amount to $12,000.

The facility in Teradyon is located in a part of Israel which has been designated by the government as a “Development A” area. This designation relates to the benefits available to us as an “Approved Enterprise” under Israeli law, that entitles us and our shareholders to reduced income tax rates on our income and on dividend distributions.

We believe that our facilities are sufficient to accommodate our anticipated needs in the foreseeable future.

Item 4A: Unresolved Staff Comments

Not Applicable

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

The Company’s discussion and analysis of its financial condition and result of operations is based upon the Company’s consolidated financial statements which have been prepared in accordance with generally accepted accounting principles (“GAAP “) in the United States of America.

Critical Accounting Policies

Use of Estimates

The preparation of these financial statements required the Company to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, and legal contingencies on an ongoing basis. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Consolidated Financial Statements. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2005.

Investment in an affiliated company

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

If there is a sudden and significant decrease in the fair values of our investments in affiliate companies, we may be required to write off part of our investments due to impairment. The Company’s investment in an affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). The Company’s investment in Surf has been included as an affiliated company until September 30, 2005 (see note 6 to the Consolidated Financial Statements).

During 2005, an impairment of $1,385,000 has been recorded in “equity in losses of an affiliated company” in the statement of operations. In 2004 and 2003, based on management’s analysis, no impairment losses were identified.

Investment in other companies

Investment in companies are investments through which the Company is not able to exercise significant influence over the investee’s financial policies and which do not meet the fair value availability criteria of FAS 115 (“readily determined sales price currently available on a security exchange”), consequently such investments are accounted for by the cost method.

The Company’s investment in such companies is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with APB No. 18. No impairment has been identified during 2003 through 2005.

Goodwill, Intangible Assets and Other Long-Lived Assets

Under current accounting standards, we make judgments about the remaining useful lives of goodwill, other intangible assets and other long-lived assets, including assumptions about estimated future cash flows and other factors to determine the fair value of the respective assets.

We adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as of January 1, 2002. We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value using discounted projected future cash flows.

We have adopted SFAS No. 142 “Goodwill and Intangible Assets” issued in July 2001. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary.

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

The Company has recorded no impairment losses for the years ended December 31, 2005 and 2004 and recorded an impairment charge on account of fixed assets which amounted to $110,000 for the year ended December 31, 2003.

Inventory

Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials – moving average cost method. Products in progress and finished products – on the company’s standard pricing basis (see also Note 4 to the Consolidated Financial Statements). If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

Revenue Recognition

The Company sells its Electronic Component products mainly through direct sales and the Connectivity products mainly through distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, maintenance, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Revenues from license fees are recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collection is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. The fair value of the maintenance is determined based on the price charged when it sold separately or renewed.

Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

Legal contingencies

The Company has been a party to various legal proceedings in the normal course of its business (see Item 8A for more details). The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and accordingly no provision was recorded. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of these proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company’s future results of operations and financial position.

Stock based compensation

Effective January 1, 2006, we account for stock-based compensation costs in accordance with Statement of Financial Accounting Statements Standards No. 123R – “Share-Based Payment” (“SFAS 123R”). We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires subjective assumptions, including expected life of the option. Further, as required under SFAS 123R, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measure of estimated fair value of our stock-based compensation. Until December 31, 2005 the Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB-25”), and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company’s employee stock options equals or is above the market price of the underlying shares on the date of grant, no compensation expense is recognized.

Functional currency

Odem’s functional currency as of December 31, 2004, was other than the U.S. dollar and was translated into U.S. dollars. Beginning April 1, 2005, Odem’s functional currency became the U.S. dollar, due to significant changes in circumstances which indicated a functional currency change. These changes included:

—	Transition of budget planning and business performance measurement from New Israeli Shekels (NIS) to U.S. dollars, as a result of Odem’s integration with BOS.

—	Majority of Odem revenues and expenses became linked to or paid in U.S. dollars.

In accordance with FAS 52, “Foreign Currency Translation” and since the functional currency changed from a foreign currency to the reporting currency, U.S. dollars, the translation adjustments as of March 31, 2005, prior to the change have not been removed from equity and the translated amounts for nonmonetary assets as of March 31, 2005, prior to the change became the accounting basis for those assets in the periods starting April 1, 2005.

5A.	Results of Operations

Comparison of 2005 and 2004

Revenues for 2005 were $27,053,000 compared with $8,282,000 in 2004, a 226% increase, which is mainly due to the consolidation, starting from November 18, 2004, of the results of operation of Odem (related to the Electronic Component segment).

The Electronic Components segment accounted for $20,253,000 (or 75% of our consolidated revenues) in 2005, out of which the sales to the Far East accounted for $6,083,000 (or 22% of our consolidated revenues in 2005). In the second half of 2005 and during the first quarter of 2006, we are facing a trend of decrease in the sales to the Far East, which is partially offset by growth in local sales.

The Connectivity segment accounted for $3,926,000 (or 14% of our consolidated revenues) in 2005. These revenues include $864,000 related to the PrintBos product line that was sold during 2005 and Thin Client product line that was closed at the beginning of 2005. Hence, we expect that Connectivity segment revenues in year 2006 will be lower than what we experienced in 2005. Furthermore, the trend of customer migration from IBM iSeries to different systems has continued. In response we have increased our sales and marketing activities as abovementioned and continue to develop new products and solutions in order to maintain our market share and maintain revenues from the Connectivity segment. We are continuously seeking additional distributors and resellers.

Gross profit in 2005 totaled $7,028,000, representing 25.9% of revenues, compared with $3,674,000, constituting 44.4% of revenues in 2004. The major reason for the decrease in the gross margin was the consolidation, starting from November 18, 2004, of the results of operation of Odem whose gross profit represents 18.9% of revenues (see also Note 19 of the Consolidated Financial Statements).

Our future gross margin may be lower than what we experienced during 2005 as a result of the disposal of the Communication segment whose gross margin during 2005 was 26% (a gross margin which is higher than that of the Electronic Components segment, which generated the majority of our revenues in 2005. See Note 19a of the Consolidated Financial Statements).

Net research and development costs in 2005 amounted to $2,312,000 compared to $1,804,000 in 2004. The increase in research and development costs in 2005 is related to the development efforts invested in Quasar Telecom products, prior to the sale of the Communication segment. Grants and participation from the Office of the Chief Scientist amounted to $296,000 in year 2005 compared to $492,000 in 2004. These grants were related to the Communication segment that was sold at the end of 2005 and we do not anticipate additional grants and participation in year 2006.

Sales and marketing expenses increased to $3,563,000 compared to $1,706,000 in 2004, mainly due to the consolidation, starting from November 18, 2004, of the results of operation of Odem.

General and administrative expenses increased to $3,267,000 in 2005 from $1,706,000 in 2004, mainly due to the consolidation, starting from November 18, 2004, of the results of operation of Odem.

As a result of the foregoing, our operating loss in 2005 was $2,114,000 compared to an operating loss of $1,541,000 in 2004. The operating loss in 2005 is attributed to the Communication segment which was sold in late 2005, and amounted to $2,400,000.

Financial expenses amounted to $448,000 in 2005 compared with expenses of $158,000 in 2004. The major reason for the increase from 2004 was related to the convertible note (see also Note 14 to the Consolidated Financial Statements) and to the consolidation, starting from November 18, 2004, of the results of operation of Odem whose bank loans as of December 31, 2005 amounted to $2,316,000.

Other income for 2005 includes capital gains of $779,000 related to the sale of the Communication segment and $273,000 related to the sale of the PrintBOS product line.

Taxes on income increased to $204,000 in 2005 from $20,000 in 2004 as result of the consolidation, starting from November 18, 2004, of the results of operation of Odem which has a taxable income.

Equity in losses of an affiliated company, Surf Communication Solutions Ltd., amounted to $1,750,000 in the 2005 as compared to $308,000 in 2004. The equity loss in 2005 includes an impairment of $1,385,000 of the investment in Surf. As of December 2005 our investment in Surf amounted to $722,000.

Minority interest in the earnings of a subsidiary (Odem) amounted to $223,000 in 2005 as compared to $17,000 in 2004. In November 2005 the Company increased its holding in Odem to 100%.

As a result, net loss from the continuing operations for 2005 amounted to $3,605,000 compared to loss of $2,044,000 in 2004. On a per share basis, the net loss from the continuing operations in 2005 was -$0.64 per share compared with a -$0.44 net loss per share in 2004. (For details regarding computation of net loss per share, see Note 18c to the Consolidated Financial Statements.)

The total net loss for 2005 was $3,605,000, compared with loss of $2,053,000 in 2004. On a per share basis, the net loss in 2005 was -$0.64 per share compared with a -$0.441 net loss per share in 2004.

Comparison of 2004 and 2003

2004‘s results of operation reflected the following strategic actions:

—	Reorganization in sales and marketing organization in Europe:

Up until the second quarter of 2003, we marketed our BOScom products through subsidiaries in the U.K. and France. Since the third quarter of 2003, we market our products through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel. As a result, the sales and marketing expenses were reduced in 2004 in comparison to 2003.

—	Dividing the Company operations into three segments:

Commencing in 2004 and subsequent to the acquisition of a controlling stake of Odem and of most of the assets of Quasar Communication Systems Ltd. (which were transferred to our subsidiary, Quasar Telecom), the Company manages its business in three reportable segments, which consist of Connectivity Solutions, Communication Solutions and supply of Electronic Components (see also Note 19 to the Consolidated Financial Statements). This action was accompanied by an increase in senior officers which mainly affected the general and administrative expenses which increased in comparison to 2003.

—	Business Combination:

The abovementioned acquisitions partially affected the Company’s results of operation, since the results of operations of Quasar Telecom and Odem were consolidated commencing September 28, 2004 and November 18, 2004, respectively. As a result, the revenues, cost of goods and general and administrative expenses were increased in 2004 in comparison to 2003 (see also Note 1b to the Consolidated Financial Statements).

Revenues for 2004 were $8,282,000 compared with $5,728,000 in 2003, a 44.6% increase, which is mainly due to the consolidation of Quasar Telecom and Odem operations.

Gross profit in 2004 totaled $3,674,000, representing 44.4% of revenues, compared with $4,273,000, constituting 74.5% of revenues in 2003. Cost of revenues of 2003 includes income of $339,000 due to a reversal of a non-recurring royalty for the Office of the Chief Scientist (see also Note 18a to the Consolidated Financial Statements). Excluding such income, the gross profit for 2003 represented 68.6% of revenues compared to 44.4% in 2004. The major reason for the decrease in the gross margin was the acquisition of Odem in November 2005. Odem’s gross profit represents 17% of revenues. The gross profit will continue to decline as a result of the full inclusion of Odem activity in 2005 and thereafter.

Net research and development costs in 2004 amounted to $1,804,000 compared to $1,846,000 in 2003. Grants and participation from the Office of the Chief Scientist amounted to $492,000 in 2004 compared to $283,000 in 2003.

Sales and marketing expenses decreased by 21.7% to $1,706,000 in 2004 compared to $2,178,000 in 2003, mainly due to the reorganization in sales and marketing which is described above.

General and administrative expenses increased by 29.4% to $1,705,000 in 2004 compared to $1,317,000 in 2003, mainly due to an increase in the number of senior officers. Restructuring costs in 2003 amounted to $678,000 which resulted from ceasing the operation of the Company’s subsidiaries in Europe.

As a result of the foregoing, our operating loss in 2004 was $1,541,000 compared to an operating loss of $1,746,000 in 2003.

Financial expenses amounted to $158,000 in 2004 compared with net financial income of $109,000 in 2003. The major reason for year 2004 financial expenses was related to the convertible note (see also Note 18b to the Consolidated Financial Statements).

Equity in losses of an affiliated company refers to investment in Surf which amounted to $308,000 in 2004 compared to $465,000 in 2003. The investment in a company was stated at equity method, since the Company’s holding in Surf exceeded 20% (see also Note 6 to the Consolidated Financial Statements).

Minority interest in earning of subsidiary refers to investment in Odem. The minority rights in Odem amounted to 36.2% of its earnings (see also Note 1b to the Consolidated Financial Statements).

As a result, net loss from the continuing operations for 2004 amounted to $2,044,000 compared with loss of $2,057,000 in 2003. On a per share basis, the net loss from the continuing operations in 2004 was $0.44 per share compared with a $0.56 net loss per share in 2003. (For details regarding computation of net loss per share, see Note 18c to the Consolidated Financial Statements.)

The loss related to the discontinuing operations for 2004 was $9,000 compared with an income of $2,036,000 in 2003. The income of 2003 resulted from debt settlement with more than 95% of PacInfo’s external creditors for an amount which was significantly lower than the face value of the debt.

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

Our future results will be affected by a number of factors including our ability to:

—	increase the number of products sold,

—	acquire effective distribution channels and manage them,

—	develop, introduce and deliver new products on a timely basis,

—	anticipate accurately customer demand patterns and

—	manage future inventory levels in line with anticipated demand.

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

A devaluation of the NIS in relation to the US Dollar will have the effect of decreasing the Dollar value of any of our assets which consist of NIS (unless such asset is linked to the Dollar). Such a devaluation would also have the effect of reducing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any increase in the value of the NIS in relation to the Dollar will have the effect of increasing the Dollar value of our assets which consist of NIS (unless such asset is linked to the Dollar). Such an increase would also have the effect of increasing the Dollar amount of any of our liabilities which are payable in NIS (unless such payables are linked to the Dollar) (see Currency Exchange Rate Risk Management under item 11).

In the years ended December 31 2005, 2004, 2003, 2002, and 2001, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was (4.5)% 2.8%, 5.7%, (0.8)%, and (7.8)%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.603, NIS 4.308, NIS 4.379, NIS 4.737, and NIS 4.416, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 2003 and 2004, and decreases in 2005, 2002 and 2001.

Effective Corporate Tax Rate

Pursuant to an amendment to the income Tax Ordinance, approved by the Israeli parliament on July 25, 2005, Israeli companies are generally subject to income tax on their taxable income at the rate of 31% for the year 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for year 2010 and thereafter.

The effective tax rate payable by a company such as ours which derives part of its income from an “Approved Enterprise,” may be considerably less. See Note 17b to the Consolidated Financial Statements and Item 10E ahead. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from subsidiaries are generally subject to tax (unless the subsidiary’s income is subject to Israeli corporate tax) regardless of its status as an Approved Enterprise. Odem and Quasar Telecom operations are subject to regular income tax rates.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporations” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Grants and Participation

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee of the Office of the Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor, are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. In order to be eligible, the applicant must be an Israeli company that proposes to invest in the development of industrial know-how, the development of new products, the development of new processing or manufacturing procedures or the development of significant improvements to an existing process or product. A committee of the OCS reviews the applications, evaluates the feasibility of the proposal, determines whether or not to approve a grant, and also determines the extent of Chief Scientist funding (within a range specified by the law) for approved projects. Depending on the nature of the project, the OCS grants generally amount up to 50% of the approved research expenses.

Under the terms of the grants we received from the OCS we are obligated to pay royalties of 3.5% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. If any of the manufacturing is performed outside of Israel, the company would ordinarily be required to pay royalties at an increased rate and to increase the aggregate repayment amount to between 120% and 300% of the grant amount, depending on the manufacturing volume that is performed outside Israel, except in special cases that receive the prior approval of the research committee, and subject to certain payments to be made to the Israeli Government (generally an amount no less that the aggregate grants plus interest less royalties paid).

The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the significant stockholders of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future.

We recognized grants in the amount of $296,000 in 2005 and $492,000 in 2004.

As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties in respect of OCS grants, in the amount of approximately $3,500,000, compared to $6,114,000 as of December 31, 2004. The decrease in the contingent liability is mainly related to the assignment of the Communication segment contingent liability to IP Gear as part of the sale of the Communication segment in late 2005.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received at the date the grants received. As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties of $110,000 with respect to these grants, compared to $64,000 on December 31, 2004.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also Item 3D – Risk Factors.

Political and Economic Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979. However, economic relations have been limited. A peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel’s economic development or on our operations in the future.

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

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

We finance our activities by different means, including proceeds of equity financings, long-term loans, grants from the Office of the Chief Scientist in Israel and income from operating activities.

As of December 31, 2005, we had $2,346,000 in cash and cash equivalents, $1,333,000 in marketable securities, $3,563,000 short and long-term loans and positive working capital of $4,200,000.

Net cash used in operating activities from continuing operations in 2005 was $3,900,000 compared to $1,023,000 in 2004.

During 2005 we used $477,000 in investing activities, mainly as a result of an investment of $1,124,000 in Odem, grant of a $1,000,000 loan to IP Gear, net of proceeds of $2,316,000 from redemption of marketable securities. In year 2004 we used $1,866,000 in investing activities mainly for the investment in Odem in the amount of $1,443,000.

Net cash provided by financing activities amounted to $4,159,000 in year 2005 which is mainly a result of the issuance of a Convertible Note and short term bank loans in the net amount of $2,179,000 and issuance of shares in the amount of $2,040,000. Net cashed provided by investing activities amounted to $1,614,000 in year 2004, mainly due to net proceeds from the issuance of a Convertible Note in the amount of $1,787,000.

The Company’s long and short term loans as of December 31, 2005, amounted to $3,563,000, of which $2,305,000 is loans from Israeli banks, and the convertible note issued to Laurus Master Fund Ltd. accounts for the remainder.

Working capital and working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to operating results, growth in revenues, acquisition activities, marketing activities and the level of resources devoted to research and development.

We believe that cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. Aside from the exercise of a commitment granted to us by Laurus Master Fund to provide additional financing of up to $1.5 million pursuant to the issuance of a convertible note (discussed below), there is no assurance that we shall be able to obtain additional financing.

Laurus Convertible Note Financings

On June 10, 2004 the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), with Laurus Master Fund Ltd. (the “Investor”), under which the Company issued and sold to the Investor in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 (the “Note”) and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the “Warrant”). The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bore interest at a fluctuating interest rate equal at all times to the WSJ prime rate plus 3%, subject to reduction in any particular month, if the average closing price of our ordinary Shares for any five consecutive trading days, exceeds the conversion price by at least 25%. The proceeds from the private placement were used for general working capital purposes and/or mergers and acquisitions.

The Note was convertible into Ordinary Shares at a price of $3.08 per share. The note provided that if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula. As a result of the price per share in the private placement offering described below (that closed on June 30, 2005), the conversion price of the convertible note was reduced to $2.9042. The note was secured by a first priority floating charge on all of the Company’s assets and by a first priority fixed charge on all of the Company’s right, title and interest in its wholly-owned subsidiary, BOScom Ltd.

The principal amount of the Note was repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and the note provided that it may be paid in cash or, subject to certain conditions, in ordinary Shares. Interest on the Note was payable monthly and the note provided that it may be paid in cash or, subject to certain conditions, in Ordinary Shares. Furthermore, each month, the Investor could have elected to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. The conversion of the note and exercise of the warrants are limited by certain restrictions. In any event, the number of ordinary shares issuable under the note and/or the warrants shall not exceed an aggregate of 833,085 ordinary shares (subject to certain adjustments). On March 23, 2005, after the Investor elected to convert $308,000 of the principal sum of the convertible note, the Investor was issued 100,000 ordinary shares of the Company. On July 14, 2005, the Investor completed the conversion of the balance of the principal, which had not been previously converted or repaid, and the accrued interest, into an additional 540,293 ordinary shares, for approximately $1.58 million.

Pursuant to its undertaking in the Registration Rights agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that were issued upon conversion of the Note and that shall be issued upon exercise of the Warrants. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, we paid the Investor liquidated damages until March 11, 2005, in the amount of $92,000.

On September 29, 2005, the Company entered into a Second Securities Purchase Agreement (“the Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $1.5 million principal amount, due September 2008 (“the Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share (“the Warrant”). The Note is convertible into ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $15,000 eventually increasing to $55,200. The Note bears interest at a fluctuating interest rate equal at all times to the WSJ prime rate plus 1.5% which is subject to reduction under certain conditions. The interest on the note is payable in monthly installments, together with the principal monthly repayment. The principal amount and the interest accrued may be paid, subject to certain conditions, in ordinary shares. Each month, the Investor may elect to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. If the market price of the ordinary shares at the time of payment is at least 10% greater than the conversion price per ordinary share, the monthly payment shall be made in the form of ordinary shares.

The Warrant is exercisable, in whole or in part, until September 29, 2012, and payment of the exercise price may be made either in cash or in a “cashless” exercise (or in a combination of both methods). The warrant exercise price is also subject to proportional adjustment in the event of combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares.

Pursuant to its undertaking in the Registration Rights Agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006, and no penalties were incurred.

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

The note is secured by a first priority floating charge on all of the Company’s assets and by a first priority fixed charge on all of the Company’s right, title and interest in its wholly-owned subsidiaries, BOScom Ltd and Quasar Telecom (2004) Ltd.

Conversion of the note and exercise of the warrants are limited as follows: at no time shall the note be convertible (or the warrants be exercised) into that number of ordinary shares which, when added to the number of ordinary shares otherwise beneficially owned by the Investor holder, exceed (i) 4.99% of the Company’s outstanding ordinary shares, or (ii) 25% of the aggregate dollar trading volume of the ordinary shares for the 30-day trading period immediately preceding the conversion or exercise notice. These limitations expire, however, in an event of default under the note or with 75 days prior notice by the Investor, provided that in no time shall the Investor’s beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares. In addition, the number of ordinary shares issuable under the note and/or the warrants shall not exceed an aggregate of 625,000 ordinary shares.

The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions. The Investor also granted the Company an option, subject to certain conditions, to call for an additional financing of $1.5 million after April 1, 2006, on substantially similar terms, except that the note conversion price shall be $4.08 per share and the warrant exercise price shall be $5.30 per share.

2005 Private Placement

On May 24, 2005 the Company entered into a Share Purchase Agreement, under which the Company issued and sold to certain Israeli and European investors, in a private placement offering, 953,698 Ordinary Shares at a price of $2.30 per share for a consideration of approximately $2,040,000 (net of issuance expenses amounted to $154,000), and 572,219 warrants to purchase Ordinary Shares reflecting a 60% warrant coverage, exercisable for three years from their date of issuance. The exercise price under the warrants is $2.50 per Ordinary Share during for the first year from the issuance, and increasing to $2.75 per Ordinary Share and $3.03 per Ordinary Share, on the first and second anniversaries of the issuance, respectively. The principal investor is the Catalyst Fund L.P., the Company’s largest shareholder, that invested $793,500 and as a result, immediately after the closing of the transaction on June 30, 2005, held 22.31% of the Company’s outstanding share capital post-transaction. The Company also entered into a Registration Rights Agreement pursuant to which it agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors. Such a registration statement was filed and became effective on February 8, 2006.

Financial Instruments and Commitments

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our trade receivables’ average aging is 75 days and our trade payables aging is approximately 46 days. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceeding.

5C.	Research and Development

We believe that our future growth is also dependent upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities. In 2005, gross research and development costs totaled $2,608,000, compared to $2,296,000 in 2004. The research and development cost of the Communication segment that was sold in December 2005, amounted to $1,715,000 in year 2005 and $1,627,000 in year 2004.

Our research and development efforts have been focused on Communication and Connectivity Solutions. We intend to finance our research and development activities with our own resources and grants from the Office of the Chief Scientist. Grants from the Chief Scientist totaled $296,000 in 2005, $492,000 in 2004 and $283,000 in 2003. All grants were related to the Communication segment that was sold in December 2005.

5D.	Trend Information

Commencing the second half of year 2003 we completed the transfer of sales and marketing activities of Connectivity and VoIP products from our subsidiaries abroad to distributors and resellers. We sold our Communication Solutions segment in late 2005, but this trend is continuing with respect to the Connectivity segment by increasing the number of distributors and resellers in order to deepen our penetration in existing markets such as Western Europe and expanding into new geographical markets such as East Europe.

In the Connectivity Solutions segment, the trend of customer immigration from IBM iSeries to different systems has continued. In response we have increased our sales and marketing activities as abovementioned and continue to develop new products and solutions in order to maintain our market share and maintain revenues from the Connectivity segment. We are continuously seeking additional distributors and resellers.

Odem increased its revenues in 2005 in comparison to 2004. The continuous increase in Odem sales was due to the global and local expansion and Odem’s penetration into additional markets. In the second half of year 2005 and during the first quarter of year 2006, Odem is facing a trend of decrease in its international sales, especially to the Far East, which is partially offset by growth in local sales. This trend has an impact on the growth of our revenues and on our working capital, inter alia due to the fact that the credit days offered to local Israeli customers are higher than those for customers abroad.

Our future gross margin may be lower than what we experienced during year 2005 as a result of the disposal of the Communication segment whose gross margin during year 2005 was 26% (a gross margin which is higher than that of the Electronic Components segment, which generated the majority of our revenues in 2005. See Note 19a of the Consolidated Financial Statements).

Since the end of year 2003 we increased our financial resources through four private placements of debt and equity, and our intention is to further engage in equity and loan financings in order to engage in acquisition activities, and increase our marketing activities and the level of resources we devote to research and development. There is, however, no assurance that we shall be able to obtain such financings.

5E.	Off-Balance Sheet Arrangements

In 1998, as part of the PacInfo Share Purchase Agreement between the Company and PacInfo’s former owners (“the Sellers”), the Company may be obligated to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, and reimburse the Sellers for certain interest on taxes that they may owe, currently estimated at approximately $ 2 million. (see Item 3D).

In September 2004 Odem signed a long term sale agreement for the supply of electronic components (“components”). The agreement provides for a fixed sales price of the components during the term of the agreement thru December 2008. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results. In addition, under the agreement, we are obligated to hold inventory of products necessary for three months of the customer’s production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write offs and write downs could adversely affect our operating results and financial condition. As of December 31, 2005 we had no write down of write off of inventory that related to this agreement.

In respect of the Company’s outstanding contingent obligation to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Exports, see Item 5A (under the caption “Grants and Participation”).

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term loans (1)	$1,530,000	$354,000	$1,176,000	-	-
Accrued severance pay (2)	$1,190,000	$434,794	-	-	$755,206
Liabilities
related to
discontinued
operation (3)	$237,000	-	-		$237,000
Other liabilities
reflected on our
Balance sheet (4)	$6,390,000	$6,390,000	-	-	-
Operating lease - cars	$416,597	$191,200	$225,397	-	-
Purchase
obligation for
service and inventory	$592,029	$592,029	-	-	-
Facilities lease	$76,980	$50,980	$26,000	-	-
Total	$10,432,606	$8,013,003	$1,427,397	-	$992,206

(1)	Does not include discount of $238,000 that related to the convertible note (see note 14 of the Consolidated Financial Statements).

(2)	This amount reflects our accrued severance pay liability. Out of this amount, $937,000 has been previously funded by our contributions to employee plans. During the first quarter of year 2006, $370,000 were paid to employees as part of the sale of Communication segment on December 2005. The time payment of the rest of accrued severance liability in the amount of $820,000, cannot be predicted and, as a result, this amount is presented in the more than 5 years column.

(3)	This amount reflects the unsettled liability to the remaining of PacInfo creditors. The time of this payment, in whole or in part, cannot be predicted and, as a result, this amount is presented in the more than 5 years column.

(4)	This amount reflects the trade payables, employees and payroll accruals, deferred revenues, accrued expenses and other liabilities and deferred taxes presented in our balance sheet.

In addition, the above table does not include (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see note 15 of the Consolidated Financial Statements).

Item 6: Directors, Senior Management and Employees

6A.	Directors and Senior Management

The following is a listing of our directors, senior officers and key employees:

Name	Age	Position
Mr. Edouard Cukierman	41	Chairman of the Board of Directors
Mr. Adiv Baruch	43	Director, President and Chief Executive Officer
Mr. Joel Adler	52	Director
Mr. Avishai Gluck (2)	34	Director
Mr. Andrea Mandel-Mantello	47	Director
Mr. Ronen Zavlik (1)	45	Director
Mr. Jean-Marc Bally	35	Director
Dr. Yael Ilan (1)	57	External Director
Prof. Adi Raveh (1)(2)	58	External Director
Mr. Nehemia Kaufman	57	Chief Financial Officer
Mr. Offer David	47	Chief of Operations
Mr. Shai Sadeh	51	Senior VP, Connectivity Segment

(1) Member of the Audit Committee.

(2) Member of the Remuneration Committee.

Mr. Edouard Cukierman, 41, has been a director since May 2003, and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Investments and Chairman of Cukierman & Co. Investment House. Since 1993, Cukierman & Co, Investment House realized 1.7 Billion € of Corporate Finance transactions. Mr. Cukierman is a former Board member of Orex, MTI Wireless and other technology companies. He was the President and CEO of the Astra Fund. He served as a Board member of Otto Capital, a Singapore based VC fund. He was the former President of the Supervisory Board of Citec-Environment and Services in Paris. He is currently a Board member of Lamina Technologies in Switzerland. He is also on the Board of Sar-El, an Israeli Defense Forces volunteer organization. He serves as an Officer of the IDF Spokesman Unit, and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion - Israel Institute of Technology.

Mr. Adiv Baruch, 43, has been a director since February 2004 and the Company’s President and CEO service provider since January 1, 2004. From June 2004 he also serves as the CEO service provider of the Company’s subsidiary, BOScom Ltd. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industries. Mr. Baruch is also a former partner and active director of IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division, and serves as a director in several public and private companies, including MLL Software Industries Ltd. and Maayan Ltd., two Israeli public company traded on the TASE, as well as for Zone 4 Play Inc. He has a B.Sc. in Information Systems and Industrial Engineering from the Technion – Israel Institute of Technology.

Mr. Joel Adler, 52, has been a director since June 2005. Mr. Adler is a partner in Speechly Bircham, a leading law firm in the City of London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Joel advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange ( AIM ).  Mr. Adler joined Speechly Bircham as a partner in 1999 from Rakisons (now part of US law firm Steptoe & Johnson), where he was head of the corporate department for 12 years. Previously was with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck, London (now Denton Wilde Sapte) and D JF Reeman. He is a member of the Israeli Bar and worked for the well known Israeli law firm Caspi & Co for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and a LLM from London University. He was born and educated in Vienna.

Mr. Avishai Glück, 34, has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Glück has financial management, accounting and tax consultation experience, as well as extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Glück currently serves as a director in Onset Technology Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young’s Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Glück has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

Mr. Andrea Mandel-Mantello, 47, has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell’Agricoltura in Rome. During his investment banking career Mr. Mandel-Mantello has pioneered several financial instruments in Italy including securitisations, equity linked products and high yield bonds. He is currently on the boards of Telit Plc (telecom equipment) listed on AIM; Coraline S.p.A., a company set up to acquire the business of Frette S.p.A. (luxury homeware products); and Moto S.p.A., a joint venture between Cremonini S.p.A. and Compass Group Plc (motorway restaurants). He holds a Bachelors degree in Economics and Political Science from Yale University.

Mr. Ronen Zavlik, 45, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

Mr. Jean-Marc Bally, 35, was elected to the Board in May 2006. Since March 2006 he has been serving as the General Partner & Managing Director of Schneider Electric Ventures, a venture capital company with €50 Millions under management. Previously, Mr. Bally was an Investment Partner at Schneider Electric Ventures for 5 years where he was responsible for communications and IT industries investments across Europe focusing in particular on microtechnologies and electronics. Mr Bally currently serves as a director in Ixiasoft Inc (Canada), ConnectBlue ab (Sweden), Tracetel SA (France) and HBA SA (France) and holds an observer position in Microbridge Technologies Inc. (Canada), Netasq SA (France) and Tronic’s Microsystems SA (France). Prior to his engagement with Schneider Electric Ventures, Mr. Bally spent 5 years in Corporate Finance in Schneider Electric SA. Mr Bally holds a Masters (License) degree in Mathematics from Blaise Pascal University – Clermont-Ferrand, an additional Masters degree in Business Management from Grenoble Graduate School of Business, and an executive education from INSEAD.

Dr. Yael Ilan, 57, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq - Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. From 2002 Dr. Ilan serves as the industrial coordinator in the Electrical Engineering Department of the Technion. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

Prof. Adi Raveh, 58, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he serves as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav – a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

Mr. Nehemia Kaufman, 57, has been a CFO and financial service provider to the Company through Mocha Global Managerial Services Ltd. (“Mocha Global”), of which he is the Managing Director, since September 2002. Before then, from May 2002, he served as CFO and financial services provider through Mocha Global, of the Company’s subsidiary, BOScom Ltd. From 1999 to 2002 he co-founded and served as CFO of Trellis Photonics Ltd., from 1997 to 1999 Mr. Kaufman was self-employed as a CFO service provider, from 1995 to 1997 he served as CFO of Computer Direct Ltd. (TASE: CMDR), and from 1993 through 1995 he served as CFO of Rogosin Enterprises Ltd. (TASE: ROGO). Mr. Kaufman holds an MBA degree from the Hebrew University in Jerusalem (graduated with distinction) and a BA degree in Economics and Business Administration from Haifa University.

Mr. Offer David, 47, has been Chief of Operations since August 2004. From 2003 to 2004, Mr. David was Projects Dept. Manager at Arkal Filtration and Water Treatment Systems, and from 1977 to 2003 he was with the Israel Navy, where he held select command assignments, retiring as a Captain (Navy). Mr. David has an MBA in Business Management from Haifa University Graduate School of Business Administration, a B.Sc. in Chemical Engineering from the Technion – Israel Institute of Technology, and graduated a 1-year course at the Naval Command College (NCC – Millennium class) in Newport, Rhode Island in the USA.

Mr. Shai Sadeh, 51, has been Senior VP, Connectivity Segment since April 2004. Previously, from 1994 to 2004 he served in several executive capacities at Sintec/Formula Group; he was the founder and CEO of Tochna Veod, a Formula Group company; Manager of IBM iSeries (AS/400) Technical Support team; and founder of the Sintec Group Professional Services Division. Mr. Sadeh has a BA in Social Sciences from Tel Aviv University and has studied towards an MBA at the University of Tel Aviv.

In addition, Mr. Zvi Greengold, 54, is an observer at Board of Director meetings. Mr. Greengold served as a director from June 2002 to August 2004, and served as Chairman from September 2002 to June 2003. He also provides consultancy services to BOScom. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd., an Israeli public company traded on the TASE, and Chairman of the Economic Management of Kibbutz Ein-Gedi.

6B.	Board Compensation

The directors who are not executive officers are paid a fee for their services as directors to the extent that such fees are approved by a general meeting of our shareholders. Until February 18, 2003, only the Company’s external directors were paid for their service on the Company’s Board of Directors and its committees. As resolved by the shareholders, the external directors are compensated according to the maximum rate permitted (now and in the future) by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $5,750, and a participation fee in meetings of approximately $300. On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants(1), including directors appointed in the future, at the same rate the external directors of the Company are paid. On June 26, 2003, the Board of Directors resolved to reduce the annual fee for all directors by 18%, effective July 1, 2003, as part of a cost reduction plan, and on June 29, 2005 the annual fee was reinstated as before the 18% reduction, retroactively from January 1, 2005. Additionally, the Company’s directors are granted options (see “Share Ownership” ahead). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2005:

1     However, on August 5, 2004 the shareholders approved an exception – that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company). Additionally, in August 2004 the shareholders ratified the audit committee and Board of Directors’ resolutions that the consulting fee paid to Mr. Zvi Greengold, be in addition to the remuneration and options Mr. Greengold received as a director of the Company until August 2004.

	Salaries, Directors' Fees, Service Fees[2], Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a
group (then 16 persons)	$1,492,254	$78,742

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

6C.	Board Practices

Our Board of Directors is currently comprised of nine directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Companies Law 1999, serve for three years. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

The Company has determined that Messrs. Adler, Bally, Glück, Mandel-Mantello, Zavlik and Raveh and Ms. Ilan, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. The external directors must have professional qualifications to serve as a director, and at least one of the external directors must be a financial expert.

[2] We receive CFO services from Mocha Global Managerial Services Ltd., and the services are provided by Mr. Nehemia Kaufman. We receive managerial/CEO services from Signum Ltd., and the services are provided by Mr. Adiv Baruch. Figure also includes consulting and other fees paid to Cukierman & Co. Investment House Ltd., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder.

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

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director, up to a maximum period of one month, if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her and shall be subject to all of the provisions of the Articles of Association and the Companies Law. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director’s term, removal of the alternate at an annual general meeting, the bankruptcy of the alternate, the conviction of the alternate for an offense under Section 232 of the Companies Law, the legal incapacitation of the alternate, the removal of the alternate by court order or the resignation of the alternate. Currently, no alternate directors have been appointed. A director may appoint an alternate to serve in his place as a member of a committee of the Board of Directors, even if the alternate currently serves as a director, as long as he does not already serve as a member of that committee.

Officers serve at the discretion of the Board or until their successors are appointed.

According to the provisions of our Articles of Association and the Companies Law, the Board of Directors convenes in accordance with the Company’s requirements, and at least once every three months. In practice, the Board of Directors convenes more often. Furthermore, our Articles of Association provide that the Board of Directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. Resolutions passed without convening, shall be passed by an ordinary majority (just as in the case of convened meetings) and shall have the same effect as resolutions passed at a duly convened meeting.

In accordance with the requirements of the Nasdaq Stock Market, commencing on July 31, 2005, nominees for directors will be recommended for selection by a majority of the independent directors.

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

In order to comply with the Sarbanes-Oxley Act of 2002, the Board of Directors has expanded the role of the Company’s Audit Committee to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee must meet at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors must also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company’s Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors, however, the Board of Directors recently delegated its authority to the audit committee, so that a second discussion by the Board of Directors shall not be necessary.

The Company has determined that the members of the audit committee meet the applicable Nasdaq Stock Market and SEC independence standards.

In 2003 the Company adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available on the Company’s website.

Remuneration Committee:

The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of employees of the Company. The Remuneration Committee of the Company meets on an ad hoc basis, and in the past has not always been active. Under the Israeli Companies Law, generally the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

Commencing July 31, 2005, in accordance with Nasdaq rules, the compensation of the Company’s chief executive officer and other executive officers is recommended to the Board of Directors by a majority of the independent directors on the Company’s Board of Directors.

6D.	Employees

As of December 31, 2005, we employed 98 employees (including employees of our subsidiaries as well). All of our employees are employed in Israel. Of the 98 employees, 20 employees are in administration and finance, 31 employees in marketing and sales, 26 employees in research and development, 6 employees in technical support, and 15 employees in manufacturing and related activities. Following the sale of the Communication segment in December 2005, the number of employees reduced to 70 employees as of March 31, 2006. As of December 31, 2004, we employed 93 employees worldwide. As of December 31, 2003, we employed 57 employees worldwide (the increase in the number of employees in 2004 compared to 2003, is mainly due to the acquisition of Odem). We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or strike.

Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, allotment of vacation and sickness days, procedures for dismissing employees, determination of severance pay and other conditions of employment.

All Israeli employers, including us, are required to provide a certain escalation of wages in relation to the increase in the Israeli Consumer Price Index. The specific formula of such escalation varies according to agreements reached between the Government of Israel, the Manufacturers’ Association and the Histadrut, the general labor union in Israel. The majority of our employees are covered by comprehensive life and pension insurance policies. The remainder are covered by retirement accounts. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.	Share Ownership

As of May 31, 2006, out of our directors and officers, then consisting of 11 persons, only Mr. Edouard Cukierman, Mr. Baruch Adiv and Mr. Joel Adler, all directors of the Company, held ordinary shares of the Company. Mr. Edouard Cukierman held 21,666 ordinary shares, Mr. Baruch Adiv held 65,000 ordinary shares, and Mr. Joel Adler held 108,695 ordinary shares3. As of May 31, 2006 we have granted our officers and directors options to acquire an aggregate of 879,758 ordinary shares under our Stock Option Plans4. The average exercise price of these options is $2.85 per option. Of these options, none have been exercised until now and 336,733 had vested as of May 31, 2006.

3     Mr. Joel Adler, a director of the Company, is one of the beneficiaries of a discretionary trust that owns Brada Investments Limited, a shareholder of the Company. Number of ordinary shares does not include 65,217 options of Brada Investments Limited to purchase ordinary shares of the Company.

4     Includes options granted to Mocha Global Managerial Services Ltd. and to Signum Ltd.. Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

On February 18, 2003 the Company’s shareholders approved the grant of 7,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant. As the share price has fluctuated over the past year, at the recommendation of the Board of Directors the shareholders resolved on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq National Market on the 20 trading days preceding their appointment.

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company), and therefore not eligible for options according to the current shareholder resolution.

The shareholders also approved on June 29, 2005 to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 7,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004.

On June 29, 2005, the shareholders approved the grant of 20,000 options to purchase ordinary shares of the Company under the 2003 Israeli Share Option Plan, to Signum Ltd., the company that provides management services to the Company, as a bonus for year 2004, at an exercise price of $3.08 per share, vesting over 24 months from date of grant in 24 equal parts, 1/24 per month, exercisable until five years from date of grant. The shareholders also approved, as a bonus for the year 2005, subject to the Company achieving profitability in the financial statements as of December 31, 2005, to grant Signum Ltd. an additional 20,000 options under the 2003 Israeli Share Option Plan, at an exercise price of $3.08 per share, with a date of grant as of the date the Board approves profitable financial statements for the year 2005, vesting over 12 months from date of grant in 12 equal parts, 1/12 per month, exercisable until five years from date of grant. However, the milestone was not reached and the options were not granted.

On May 18, 2006 the shareholders approved to (i) grant Mr. Adiv Baruch5 a bonus of 65,000 ordinary shares (for no consideration), (ii) to grant Mr. Edouard Cukierman, the Chairman of the Board of Directors, a bonus of 21,666 ordinary shares (for no consideration), and (iii) to grant Signum Ltd. and Edouard Cukierman 187,100 options and 233,876 options, respectively, to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68 which is equal to the average closing price of the Company’s shares on the Nasdaq National Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”), to be vested in three equal parts on the first, second and third anniversary of the Grant Date, for a maximum exercise period of 3 years from the vesting date of each portion of the Grant.

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

5     Mr. Baruch is one of the controlling shareholders of Signum Ltd., that provides management services to the Company, and serves, pursuant to the management agreement in the capacity of President and Chief Executive Officer of the Company and also, since February 2004, serves as a director.

The Share Option Plans are administered by the Board of Directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

Under the Share Option Plans, the terms and conditions under which options are granted and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Share Option Plans. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

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

Due to a tax reform in Israel, after January 1, 2003 the Company may not grant options pursuant to an “old” Section 102 Plan. Therefore, the Company may not grant any more options pursuant to the 2000 and 1995 Plans described below. Previous grants under these Plans remain unaffected. In any event, after the adoption of the 2003 Plan (see below), the Board of Directors resolved that no further grants shall be made from the previously adopted plans.

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 625,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved an increase of the shares reserved for issuance under the Plan, to 1 million, and then to 1.5 million. The Board of Directors has resolved that no further grants shall be made from the previous plans. The Company has elected the benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

As of December 31, 2005, we had 572,503 options outstanding under the 2003 plan, 30,000 at an exercise price of $3.08 per share, 314,282 at an exercise price of $3.00 per share, 15,000 at an exercise price between $2.28 to $2.48 per share, 140,221 at an exercise price between $1.84 to $2.00 per share, and 73,000 at an exercise price of less than $0.01 per share. 292,909 options were vested as of December 31, 2005.

2001 Plan

In March 2002, the Company’s shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company’s employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of December 31, 2005, we had 98,741 options outstanding under this plan, 75,000 at an exercise price of $4.00 per share and 23,741 at an exercise price of $6.80 per share. All of the outstanding options had vested as of December 31, 2005.

2000 Plan

In April 2001, the Company’s shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of December 31, 2005, we had 40,825 options outstanding under this plan, 33,325 at an exercise price of $28.00 per share and 7,500 at an exercise price of $6.80 per share. All of the outstanding options had vested as of December 31, 2005.

1999 Plan

In November 1999, the Company’s shareholders approved the adoption of the 1999 Stock Option Plan (incentive and restricted stock options). The 1999 plan has 193,750 ordinary shares reserved in its favor. As of December 31, 2005, 44,257 of the options granted under this plan had been exercised, and no options were outstanding.

1995 Plans

In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the “ISO/RSO Plan”), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the “Section 102 Plan” and together with the ISO/RSO Plan, the “Share Option Plans”).

The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. As of December 31, 2005, 22,300 of the options granted under this plan had been exercised, and there were 9,463 more options outstanding, 7,213 at an exercise price of $17.00 per share, and 2,250 at an exercise price of $18.00 per share. All of the outstanding options had vested as of December 31, 2005.

Item 7: Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table presents, to the best of our knowledge, certain information as of May 31, 2006 with respect to each shareholder known to the Company to be the beneficial owner of more than 5% of our outstanding ordinary shares. Except where indicated, we believe, based on information provided by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 6,702,534 shares outstanding as of May 31, 2006.

	Shares Beneficially Owned
Name and Address	Number	Percent

Catalyst Fund, LP (1)
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel	1,292,275	19.3%
Jacob and Sara Neuhof (2)
5 Yitzhak Berger Street,
Rishon Letzion 75260, Israel	450,135	6.7%
Officers and directors as a group (3)	195,361	3.0%

(1) Does not include 207,000 options to purchase ordinary shares.

(2) Jacob Neuhof holds 225,861 ordinary shares and his spouse, Sara Neuhof, holds 224,274 ordinary shares. As they are husband and wife, each is deemed to indirectly hold the shares of the other, however, each disclaims beneficial ownership of the shares of the other.

(3) Does not include 879,758 options to purchase ordinary shares of the Company granted and currently held by Officers and/or Directors of the Company. Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

The changes in holdings of the major shareholders over the last three years, are detailed to the best of our knowledge in the table below:

Holdings as of:	December 31, 2003	December 31, 2004	December 31, 2005

Catalyst Fund, LP	947,275	947,275	1,292,275
Jacob and Sara Neuhof	-	217,532	450,135

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of May 31, 2006, there were 32 record holders of ordinary shares, of which 7 were registered with addresses in the United States, representing approximately 57% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

M&A Addendum to the Services Agreement of Cukierman & Co.

In 2003, the Company’s audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective as of April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of our Board of Directors, and is a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed by the parties and drafted as a future addendum to the agreement. Such an addendum was approved on August 22, 2004, and it provides Cukierman & Co. with a success fee of 3.5% of the proceeds exchanged in an M&A transaction (see also Note 20a to the Consolidated financial statements).

Consulting Agreement between BOScom and Israel Gal

On June 29, 2005, at the recommendation of the audit committee and the Board of Directors, the shareholders approved a consultancy agreement between BOScom and Xorcom Ltd., a company controlled by Israel Gal, who was a director of the Company until May 10, 2005 and who was employed by the Company and BOScom in various positions, the most recent as CTO of VOIP products in BOScom. On December 31, 2004 the employment was terminated and Mr. Gal began providing consultancy services (as well as aid in the preparation of the Chief Scientist proposal and outsourcing of hardware) to BOScom, through his company, Xorcom Ltd. The term of the consultancy agreement was January 1, 2005 through June 30, 2005. The amount paid for Mr. Gal’s consulting services amounted to $83,000, which was equal to the amount borne by the employer with respect to his salary as of December 31, 2004.

Assignment of Voting Rights to Mr. Yair Shamir

On February 5, 2004 the Audit Committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who was at the time a director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Note 6 to the Consolidated Financial Statements), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf’s shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst. In January 2006, the option to purchase from Catalyst shares in Surf expired.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000 (two and a half million dollars). On May 18, 2006, at the recommendation of the audit committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law 1999.

Private Placement with Certain Investors, Including Catalyst

On June 30, 2005 the Company closed a Share Purchase Agreement with certain investors, including the Catalyst Fund L.P., which is the Company’s largest shareholder. See Item 5B.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information.

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Sales Outside Israel

The total amount of export revenues of the Company has been as follows:

Year	export revenues	% of all revenues

2005	$12,585,000	46%
2004	$4,986,000	60%
2003	$4,172,000	73%

Legal Proceedings

In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constituted a breach of the agreement and the car vendor is demanding compensation of which the nominal sum is approximately $292,000. No legal proceeding has yet been filed. At this stage, according to the Company’s counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision for this claim.

In September 2003, a supplier filed a legal claim in the amount of $107,000 against the Company’s subsidiary (Odem). The claim alleges the breach of an agreement for the purchase of products. The Company’s legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company’s management believes that the chances of the claim to succeed are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

In March 2006, BOSâNOVA EURL, a French company and former distributor of the Company, filed against the Company and others a claim with the French Tribunal, in the amount of 1.4 million Euros, alleging breach of exclusive distributor rights in France. An initial hearing is scheduled to take place in France on June 29, 2006. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. The Company intends to petition the French Trade Tribunal to transfer the claim to an Israeli court in accordance with the choice of jurisdiction clause of the original distribution agreement and in that case the assessments of the Company’s management is that the prospects of plaintiff to prevail and recover a significant amount, are remote. The Company’s management is not yet able to assess the probability of successfully defending the existing claim if it is ultimately tried before the French Tribunal. The financial statements do not include any provision in respect of this claim.

On May 10, 2006 the Company received a written demand from IDEAL Software GmbH (“IDEAL”), a German corporation, in which it claims that the Company owes IDEAL 1.13 million EUR for license fees including interest. In 1999, the Company and IDEAL entered into a license agreement according to which the Company was granted the right to distribute IDEAL’s print engine embedded into the Company’s PrintBOS product, and was to buy IDEAL’s license for each installation for an agreed upon price. IDEAL claims that the number of installations performed by the Company in its PrintBOS product during the period of 1999 thru 2005, exceeded the licenses bought by the Company. The parties agreed that Company will cooperate with an Auditor appointed by IDEAL to check the number of licenses distributed by the Company. Based upon the Auditor’s report rendered on May 1, 2006, IDEAL sent the above-mentioned demand letter. The Company rejects IDEAL’s demand, inter alia due to the fact that it is based on erroneous findings contained in the Auditor’s report. On June 11, 2006 the Company filed with the Haifa District Court in Israel a claim seeking, among other remedies, a declaratory judgment stating that the Auditor’s report is materially flawed and should be disregarded. The Company’s German counsel is of the opinion that a German court, if and when IDEAL files a claim against the Company in Germany pursuant to its demand, might very well summarily bar such a claim and transfer the matter to the jurisdiction of an Israeli court or stay such a claim until a verdict is handed down in the claim filed by the Company with the Haifa District Court. However, if such a claim is ultimately tried in Germany, then German counsel is of the opinion that there is a fair probability that the Company will be able to successfully defend a portion of the claim, the size of which cannot yet be determined. At this early stage the Company is not yet able to assess the final outcome of this demand. The financial statements do not include any provision in respect of this claim.

Dividend Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of “profits”, as defined under Israeli law. Any dividends paid out of Approved Enterprise earnings (i.e. tax exempt income) will be liable to tax. As we cannot currently distribute dividends, no provision has been made for this additional tax in our Financial Statements.

8B.	Significant Changes

Not applicable.

Item 9: The Offer and Listing.

9A.	Offer and Listing Details

Since April 1996, our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, as quoted on the NASDAQ Small Capitalization Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our shares started to be traded on the NASDAQ National Market. In January 2002, our shares began trading also on the Tel-Aviv Stock Exchange, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority.

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ for the period indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected May 29, 2003.

Period		High	Low

2001	Annual	16.68	3.64

2002	Annual	7.92	2.40

2003	Annual	3.97	1.67

2004	Annual	4.00	1.62
	First Quarter	4.00	2.31
	Second Quarter	3.25	1.77
	Third Quarter	2.10	1.62
	Fourth Quarter	3.96	1.82

2005	Annual	3.74	2.15
	First Quarter	3.50	2.35
	Second Quarter	2.79	2.15
	Third Quarter	3.74	2.15
	Fourth Quarter	2.89	2.24

	December	2.42	2.24

2006	January	2.79	2.39
	February	2.70	2.57
	March	2.97	2.54
	April	2.71	2.55
	May	2.84	2.60
	June (until June 15)	2.79	2.62

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Stock Exchange (symbol “BOSC”) and the Tel-Aviv Stock Exchange (symbol “BOSC”).

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10: Additional Information.

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law, 1999. Since, certain articles of the Article of Association have been amended.

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

The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company’s Board of Directors which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction – other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33 1/3% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as “the adjourned meeting”) (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

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

Under the Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn’t required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Companies Law of 1999, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar.

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

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares (an exemption exists where the shareholder held prior to and following February 2000, over 90% of any class of shares, in which case he may purchase additional shares by a tender offer that was accepted by a majority of the offerees). If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

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

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of 31% for the year 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for year 2010 and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) provides certain tax and financial benefits to investment programs that have been granted such status. The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

The principal stated objectives of the Investment Law are to promote the development of industry, the creation of jobs and the growth of exports. An amendment to the Investment Law that became effective on April 1, 2005, limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded so that companies no longer require Investment Center approval in order to qualify for tax benefits (although approval is required if grants are sought). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment (a “Benefited Enterprise”). We cannot assure that we will receive approvals in the future for Approved or Benefited Enterprise status.

Generally, taxable income of a company derived from an Approved Enterprise is subject to company tax at a maximum rate of 25% (subject to the percentage of the foreign shareholders holding in the company), rather than at the regular rate, for the benefit period. This period is ordinarily seven years or up to ten years if the company qualifies as Foreign Investors’ Company, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from completion of the investment under the approved plan (commencement of production) or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

A company owning an Approved Enterprise may elect to receive an alternative package of benefits, in lieu of entitlement to grants. Under the alternative package, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

The tax-exempt income attributable to the Approved or Benefited Enterprise can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation, the Company will be to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified foreign investment company which is at least 49% owned by non-Israeli residents). Dividends paid out of income derived by an Approved or Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from an Approved or Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter (this time limit does not apply to an FIC).

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore a facility that was approved as an Approved Enterprise prior to the amendment will generally not be subject to the provisions of the amendment.

The Investment Center of the Ministry of Industry and Trade granted BOScom an Approved Enterprise status under the alternative package of benefits. Since BOScom is located in “Zone A”, the portion of income derived from this Approved Enterprise program will be exempt from tax for a period of ten years, commencing when BOScom begins to realize net income from this programs. The period of tax benefits of BOScom Approved Enterprise has not yet commenced, because we have yet to realize taxable income. BOS was also granted an Approved Enterprise status which entitled the BOS for some tax benefits, but during 2002, as part of the transfer of operations from the BOS to BOScom, all tax benefits that were related to the Approved Enterprise of BOS, were transferred to BOScom.

The Investment Center of the Ministry of Industry and Trade bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest. If BOScom derives income from sources other than the Approved Enterprise, such income will be taxable at the regular corporate tax rate. Odem and Quasar Telecom do not enjoy the status of an Approved Enterprise.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel that at least 90% of its income, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following preferred corporate tax benefits are available to Industrial Companies, among others: (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes; (b) deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel; (c) an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies that satisfy conditions set forth in the law; and (d) accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

Until December 31, 2001 the Company qualified as an “Industrial Company” within the definition of the Industry Encouragement Law. In January 2002, subsequent to the Company’s restructure transforming it into a holding company by transferring its industrial operations to its wholly-owned subsidiary, BOScom, the Company disqualified from being an “Industrial Company” and therefore the benefits described above are not available since then. We believe that BOScom is qualified as an Industrial Company under the Industry Encouragement Law but we cannot provide any assurance that the Israeli authorities will agree with our assessment, nor continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, is intended to adjust the corporate tax system to the rate of inflation, i.e., to tax profits on an inflation-adjusted basis.

Under the Inflationary Adjustments Law, results for tax purposes are measured in historical cost terms and are subject to a series of adjustments based on movements in the Israel consumer price index. We are taxed under this law. The discrepancy between the change in (1) the Israel consumer price index and (2) the exchange rate of the NIS to the dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in dollars as reflected in our financial statements. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israel consumer price index.

The salient features of the Inflationary Adjustments Law can be described generally as follows:

(a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

(b) Subject to certain limitation set forth in the Inflationary adjustments Law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israel consumer price index.

(c) Gains on the sale of certain listed securities which are taxed at a reduced rate with respect to individuals are taxable at a company tax rate in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer includes provisions in this regard.

(d) Accelerated depreciation rates on equipment and buildings.

Capital Gains Tax on Sales of Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the real gain and the inflationary surplus. The real gain is the excess of the total capital gain over the inflationary surplus, computed on the basis of the increase in the Israel consumer price index between the date of purchase and the date of sale. Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that will be taxed at corporate tax rates for corporations and at marginal rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

The US-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company’s voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations specified in the treaty. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Ordinary Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; and (ii) for dividends distributed on or after January 1, 2006, 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a resident of the United States is 25% or 12.5% if such U.S. resident is a corporation which holds, directly or indirectly, shares representing at least 10% or more of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year. However, under the U.S.-Israel Tax Treaty and the Investments Law, dividends generated by an Approved Enterprise (or Benefiting Enterprise) are taxed at the rate of 15%.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into dollars at the rate of exchange prevailing at the time of conversion.

UNITED STATES FEDERAL INCOME TAXES

The following general discussion sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, financial institutions or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company’s outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the dollar, or (g) any aspect of state, local or non-United States tax law.

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

Qualified dividend income received by an individual (as well as certain trusts and estates) U.S. Shareholder for taxable years beginning before January 1, 2009 are taxed at reduced rates of either 5 or 15 percent, depending upon the amount of such shareholder’s taxable income. If a non-corporate U.S. Shareholder does not hold ordinary shares for more than 60 days during the 120 day period beginning 60 days before an ex-dividend date, dividends received on ordinary shares are not eligible for reduced rates. Dividends received from a foreign corporation that was a passive foreign investment company (as further discussed below) in either the taxable year of the distribution or the preceding taxable year are not qualified dividend income. Qualified dividend income includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes a foreign corporation whose shares are readily tradable on an established securities market in the United States as well as a foreign corporation that is entitled to the benefits of a comprehensive income tax treaty with the United States which includes an exchange of information program. Israel and the United States are parties to a comprehensive income tax treaty which includes an exchange of information program. The United States Treasury Department will periodically issue guidance regarding which income tax treaties will be satisfactory for treating a corporation as a “qualified foreign corporation”. In the event ordinary shares should not be readily tradable on an established securities market in the United States, non-corporate U.S. Shareholders should consult their own tax advisors as to whether any distributions paid on ordinary shares will be taxed for United States federal income tax purposes at reduced tax rates.

Credit for Israeli Taxes Withheld

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. Dividends with respect to the ordinary shares generally will be classified as foreign source “passive income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The availability of the Israeli withholding tax as a foreign tax credit will also be subject to certain restrictions on the use of such credits, including a prohibition on the use of the credit to reduce liability for the United States individual and corporate minimum taxes by more than 90%. Alternatively, U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Disposition of the Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Company Status” the sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Certain limitations apply to the deductibility of capital losses by both corporate and non-corporate taxpayers. Under the Code, gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, however, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of ordinary shares.

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

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC. However, the Company does not believe that it was a PFIC in 2005. However, there can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. Shareholder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. Shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Shareholder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company’s income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. Shareholders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Annual Report on Form 20-F. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

—	the item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and:

(i)	in the case of a resident of a country which has a treaty with the United States, the item is attributable to a permanent establishment; or

(ii)	in the case of an individual, the item is attributable to a fixed place of business in the United States;

—	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

—	the non-U.S .holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

Information Reporting and Back up Withholding.

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and “backup withholding” at a 30% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, ordinary shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefore; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statement by Experts

Not applicable.

10H.	Documents on Display

The documents concerning the Company that are referred to in the form may be inspected at the Company’s office in Israel.

10I.	Subsidiary Information

For information relating to the Company’s subsidiaries, see Item 4 – “Organizational Structure” as well as the Company’s Consolidated Financial Statements (Items 8 and 18 of this form).

Item 11: Quantitative and Qualitative Disclosure about Market Risk.

Currency Exchange Rate Risk Management

The Company’s functional currency is the US Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than US Dollar such as Israeli Shekel and Euro.

The excess balance of monetary assets on liabilities in non-dollar currencies in the Balance Sheet as of 31.12.05 and 31.12.04 (“Balance Sheet Exposure”) is presented in the table below. The data is presented in US Dollars (in thousands):

	December 31, 2005		December 31, 2004
	Israeli currency (1)	non-dollar Currencies (2)	Israeli currency (1)	non-dollar Currencies (2)
	U.S.$	U.S.$	U.S.$	U.S.$

Current assets:
Cash and cash equivalents	$655	$152	$873	$244
Trade receivables	3,847	260	3,794	121
Other accounts receivable	499		390	-

Total assets	$5,001	$412	$5,057	$365

Current liabilities:
Short term loans from banks	$2271	$-	$1,354	$-
Current maturities of long-term bank loans and convertible note	28	-	48	-
Trade payables	1,643	91	1,514	21
Other accounts payable	887	-	988	-

	$4,829	$91	$3,904	$21

Bank loans (net of current maturities)	$17	$-	$54	$-

Total liabilities	$4,846	$91	$3,958	$21

Net	$155	$321	$1,099	$344

(1) The above does not include balances in Israeli currency linked to the US dollar.

(2) Primarily Euro.

The Company does not use financial instruments and derivatives, but manages the risk of Balance Sheet Exposure by attempting to maintain a similar balance of assets and liabilities in Israeli Shekels and the USD currencies.

The selling prices of our products in Israel and Europe are collected in the local currency. The purchases and salary expenses in Israel are paid in the local currency.

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

The table below presents the accounts receivables balance by geographical market as of 31.12.05 and 31.12.04:

	December 31,
	2005	2004

United States	$799	$734
Europe	$467	$345
Far East	$44	$170
Israel and others	$3,889	$3,308

	$5,199	$4,557

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

A material change in interest we receive on our bank deposits or pay on our loans and Convertible Note may have an effect on the Company’s financial results and cash flow.

Bank Risk

The Company invests and manages the majority of its funds in two banks which are among the five largest in Israel.

Item 12: Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15: Controls and Procedures

(a) Disclosure controls and procedures.

The Company’s principal executive officer and its principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the appropriate management, including the principal executive officer and financial officer, on a basis that permits timely decisions regarding timely disclosure. Based on that evaluation, such principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2005, that have materially affected or are reasonably likely to materially affect these controls.

(c) Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.

Item 16: [Reserved]

Item 16A: Audit Committee Financial Expert

The Company’s Board of Directors has determined that Prof. Adi Raveh and Mr. Ronen Zavlik, both members of the audit committee, are “audit committee financial experts”, as defined by the applicable SEC regulations. The experience of each is listed under Item 6A. Both are “independent” under the applicable SEC and Nasdaq regulations.

Item 16B: Code of Ethics

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code is posted on our website and may also be obtained, without charge, upon a written request addressed to the Company’s investor relations department.

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2004 and 2005 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2004 and 2005:

	Year Ended December 31, 2005		Year Ended December 31, 2004
	Amount	Percentage	Amount	Percentage

Audit Fees	64,000	50%	81,000	75%
Audit-Related Fees (1)	25,000	20%	19,000	18%
Tax Fees (2)	16,000	13%	3,000	3%
All Other Fees (3)	22,000	17%	4,000	4%
Total	127,000	100%	107,000	100%

(1)	“Audit-related fees” are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2)	“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

(3)	“All Other Fees” are fees for consulting services rendered by the Company’s auditors with respect to government incentives.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditor. These services may include audit, audit-related, tax or other services, as described above. On an annual basis the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, listing the particular services or categories of services, and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Furthermore, the Audit Committee has authorized the Committee Chairman to pre-approve engagements of the Company’s auditors so long as the fee for each such engagement does not exceed $5,000 and so long as the engagement is notified to the Committee at its next subsequent meeting. Any services pre-approved by the Audit Committee (or by the Chairman) must be permitted by applicable law. Once services have been pre-approved, the audit committee receives a report on a periodic basis regarding the extent of the services actually provided and the fees paid.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable to Registrant

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2005.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statement of Changes in Shareholders' Equity	F-6 - F-7
Statements of Cash Flows	F-8 - F-10
Notes to Consolidated Financial Statements	F-11 - F-47

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were filed as part of the Form 6-K on March 27, 2006, except for the addition of Note 21.

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended.

1.2	Articles of Association, as amended.

4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended.

4.2	Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.3	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.4	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman &Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.5	Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004 (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.6	Securities Purchase Agreement and Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.7	Securities Purchase Agreement and Master Security Agreement, dated as of September 29, 2005, by and between Laurus Master Fund Ltd. and the Registrant (the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-130048).

4.8	Distribution Agreement, dated as of January 15, 2003, by and between BOScom Ltd. and BOSaNOVA Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F/A filed on January 6, 2005).

4.9	Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.10	Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.11	Agreement, dated as of September 29, 2005, by and between Jacob and Sara Neuhof and the Registrant, for the purchase of the shares of Odem Electronic Technologies 1992 Ltd. held by the Jacob and Sara Neuhof.

4.12	Share Purchase Agreement, dated as of November 2, 2004, by and between Telsys Ltd., Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.13	Share Purchase Agreement, dated as of October 31, 2005, by and between Telsys Ltd. and the Registrant.

4.14	Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.15	Asset Purchase Agreement and Amendments no. 1 and 2 to Agreement, dated as of July 18, 2005, August 31, 2005 and September 25, 2005, respectively, by and between BOSCom, Consist Technologies Ltd. and Consist International Inc., and Escrow Agreement and Amendment no. 1 to Escrow Agreement between the parties, dated as of July 18, 2005 and August 31, 2005, respectively.

4.16	Asset Purchase Agreement, Amendment no. 1 to the Agreement and Amendment no. 2 to the Agreement, dated as of October 26, 2005, November 2, 2005, and December 31, 2005, respectively, by and between Qualmax, Inc., BOScom Ltd. and the Registrant; Loan Agreement dated as of December 31, 2005, by and between Qualmax Ltd. and the Registrant; Registration Rights Agreement, dated as of December 31, 2005, by and between Qualmax Inc. and the Registrant; and Form of warrant dated as of December 31, 2005, issued by Qualmax Inc. to the Registrant.

4.17	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

10.2	Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

By: /s/ Adiv Baruch —————————————— Adiv Baruch President and Chief Executive Officer	By: /s/ Nehemia Kaufman —————————————— Nehemia Kaufman Chief Financial Officer

Date: June 28, 2006

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

        We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (“the Company”) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 2004 financial statements of Odem Electronic Technologies 1992 Ltd (“Odem”) a subsidiary, whose statements reflect total assets constituting 30.6% as of December 31, 2004, and total revenues for the period from November 18, 2004 (date of acquisition of Odem) to December 31, 2004 constituting 23.5% of the related consolidated total revenues. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Odem, is based solely on the reports of the other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated March 25, 2005.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2006	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,346	$2,578
Marketable securities (Note 5)	1,333	2,324
Trade receivables (net of allowance for doubtful accounts of $ 3 and $ 38 at
December 31, 2005 and 2004, respectively)	5,199	4,557
Other accounts receivable and prepaid expenses (Note 3)	592	722
Inventories (Note 4)	3,323	3,086

Total current assets	12,793	13,267

LONG-TERM ASSETS:
Long term marketable securities (note 5)	-	757
Severance pay fund	937	1,143
Investment in an affiliated company (note 6)	722	2,472
Investment in other companies (note 7)	4,690	-

Total long-term assets	6,349	4,372

OTHER ASSETS	49	395

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8)	667	1,019

GOODWILL (Note 10)	952	1,569

CUSTOMER LIST AND OTHER INTANGIBLE ASSETS, NET (Note 9)	1,836	1,860

ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)	-	3

	$22,646	$22,485

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks (Note 11)	$2,271	$1,354
Current maturities of long-term bank loans and convertible note	354	643
Trade payables	3,367	3,845
Employees and payroll accruals	772	664
Deferred revenues	258	364
Accrued expenses and other liabilities (Note 12)	1,571	1,141

Total current liabilities	8,593	8,011

LONG-TERM LIABILITIES:
Bank loans (net of current maturities) (Note 13)	17	54
Convertible note (net of current maturities) (Note 14)	921	1,151
Put option issued to minority shareholders in a subsidiary	-	359
Deferred taxes	422	348
Accrued severance pay	1,190	1,468

Total long-term liabilities	2,550	3,380

MINORITY INTEREST IN A SUBSIDIARY	-	809

LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1c)	237	237

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDERS' EQUITY (Note 16):
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
December 31, 2005 and 2004; Issued and outstanding: 6,589,385 and 4,737,658
shares at December 31, 2005 and 2004, respectively;	6,432	4,823
Additional paid-in capital	47,588	44,426
Deferred stock-based compensation	(112)	(174)
Accumulated other comprehensive income	21	31
Accumulated deficit	(42,663)	(39,058)

Total shareholders' equity	11,266	10,048

Total liabilities and shareholder's equity	$22,646	$22,485

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2005	2004	2003

Revenues	$27,053	$8,282	$5,728
Cost of revenues	20,109	4,608	1,794
Reversal of Royalties (Note 18a)	84	-	339

Gross profit	7,028	3,674	4,273

Operating costs and expenses:
Research and development	2,608	2,296	2,129
Less - grants and participation	(296)	(492)	(283)
Sales and marketing	3,563	1,706	2,178
General and administrative	3,267	1,705	1,317
Restructuring and related costs	-	-	678

Total operating costs and expenses	9,142	5,215	6,019

Operating loss	(2,114)	(1,541)	(1,746)
Financial income (expenses), net (Note 18b)	(448)	(158)	109
Other income, net (Note 1c)	1,134	-	45

Loss before taxes on income	(1,428)	(1,699)	(1,592)
Taxes on income (Note 17)	(204)	(20)	-

Net loss after taxes	(1,632)	(1,719)	(1,592)

Equity in losses of an affiliated company	(1,750)	(308)	(465)
Minority interest in earnings of a subsidiary	(223)	(17)	-

Loss from continuing operations	(3,605)	(2,044)	(2,057)
Income (loss) related to discontinued operations (Note 1c)	-	(9)	2,036

Net loss	$(3,605)	$(2,053)	$(21)

Basic and diluted net loss per share from continuing operations
(Note 18c)	$(0.64)	$(0.44)	$(0.56)

Basic and diluted net income (loss) per share from discontinued
operations (Note 18c)	$0.00	$0.00	$0.55

Basic and diluted net loss per share (Note 18c)	$(0.64)	$(0.44)	$(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred stock- based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2003	3,177,264	$3,690	$41,319	$-	$-	$(150)	$(36,844)		$8,015

Issuance of shares related to
share swap transaction	633,102	537	1,059	-	-	-	-		1,596
Issuance of shares related to
the private placement	357,143	82	846	-	-	-	-		928
Stock-based compensation
related to warrants issued
to service providers	-	-	23	-	-	-	-		23
Net loss	-	-	-	-	-	-	(21)	$(21)	(21)
Total other comprehensive loss	-	-	-	-	-	-	-	-	-

Total comprehensive loss								$(21)

Balance at December 31, 2003	4,167,509	4,309	43,247	-	-	(150)	(36,865)		10,541

Deferred employee share-based
compensation	-	-	179	(179)	-	-	-		-
Amortization of deferred
employee stock-based
compensation	-	-		5	-	-	-		5
Issuance of shares related to
the acquisitions of Quasar
and Odem, net	570,149	514	784		-	150	(140)		1,308
Stock based compensation
related to warrants issued
to service providers	-	-	117		-	-	-		117
Warrants issued related to
convertible note	-	-	99	-	-	-	-		99
Other comprehensive loss
Net loss	-	-	-	-	-	-	(2,053)	$(2,053)	(2,053)
Unrealized gain on available
for sales marketable
securities	-	-	-		5	-	-	5	5
Foreign currency translation
adjustments	-	-	-		26	-	-	26	26

Total comprehensive loss								$(2,022)

Balance at December 31, 2004	4,737,658	4,823	44,426	(174)	31	-	(39,058)		10,048

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred stock- based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2005	4,737,658	$4,823	$44,426	$(174)	$31	$-	$(39,058)	$-	$10,048

Amortization of deferred
employee stock-based
compensation	-	-	-	62	-	-	-	-	62
Conversion of convertible note	640,293	570	1,046	-	-	-	-	-	1,616
Issuance of shares related to
acquisition of Odem, net	232,603	202	330	-	-	-	-	-	532
Issuance of shares related to
the private placement, net	953,743	815	1,225	-	-	-	-	-	2,040
Exercise of employee options	25,088	22	28	-	-	-	-	-	50
Stock-based compensation
related to warrants issued
to service providers	-	-	348	-	-	-	-	-	348
Warrants issued related to
convertible note	-	-	185	-	-	-	-	-	185
Net loss	-	-	-	-	-	-	(3,605)	(3,605)	(3,605)
Loss on available for sales
marketable securities	-	-	-	-	(4)	-	-	(4)	(4)
Foreign currency translation
adjustment	-	-	-	-	(6)	-	-	(6)	(6)

Total comprehensive loss								$(3,615)

Balance at December 31, 2005	6,589,385	$6,432	$47,588	$(112)	$21	$-	$(42,663)		$11,266

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net loss	$(3,605)	$(2,053)	$(21)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss (income) from discontinued operations	-	9	(2,036)
Depreciation and amortization of intangible assets	581	351	307
Amortization of premium and accretion of accrued interest on
available-for-sale marketable securities	35	47	101
Impairment of property and equipment	-	-	110
Increase (decrease) in accrued severance pay, net	(72)	8	36
Equity in losses of an affiliated company	1,750	308	465
Minority interest in earnings in a subsidiary	223	17	-
Stock based compensation related to employees	59	5	-
Capital gain from sale of product line	(273)	-	-
Capital gain from sale of Communication Division	(779)	-	-
Net loss from decrease in value of put options	8	-	-
Capital loss from sale of property and equipment	3	5	6
Gain on sale of marketable securities	-	-	(13)
Stock based compensation related to warrants issued to service
providers	244	121	23
Financial expenses related to warrants issued in connection with
long-term convertible note	120	78	-
Decrease (increase) in trade receivables	(678)	(342)	448
Decrease in deferred taxes	(88)	(47)	-
Decrease in other accounts receivable and prepaid expenses	125	33	131
Increase in inventories	(1,156)	(461)	(106)
Increase (decrease) in trade payables	(308)	961	(580)
Decrease in employees and payroll accruals, deferred revenues,
accrued expenses and other liabilities	(90)	(63)	(808)

Net cash used in operating activities from continuing operations	(3,901)	(1,023)	(1,937)
Net cash used in operating activities from discontinued operations	(3)	(96)	(1,032)

Net cash used in operating activities	(3,904)	(1,119)	(2,969)

Cash flows from investing activities:
Purchase of property and equipment	(272)	(214)	(64)
Proceeds from sale of property and equipment	13	38	8
Proceeds from sale of product line	257	-	-
Payment on account of sale of Communication division	(1,060)	-	-
Investment in long-term marketable securities	(607)	(1,247)	(971)
Proceeds from redemption of marketable securities	2,316	1,000	1,001
Investment in an affiliated company	-	-	(155)
Acquisitions, net of cash acquired (a,b)	(1,124)	(1,443)	-
Realization of restricted cash	-	-	700

Net cash provided by (used in) investing activities	(477)	(1,866)	519

Cash flows from financing activities:
Repayment of short term and long term bank loans	(55)	(93)	-
Proceeds from short term bank loans	933	-	-
Proceeds from long term convertible note and warrants, net of
issuance expenses	1,246	1,787	-
Payment of long term convertible note	(55)	(80)	-
Proceeds from issuance of shares and exercise of options, net	2,090	-	928
Issuance expenses related to investment in an affiliated company	-	-	(159)

Net cash provided by financing activities from continuing operations	4,159	1,614	769
Net cash used in financing activities from discontinued operations	-	-	(47)

Net cash provided by financing activities	4,159	1,614	722

Decrease in cash and cash equivalents	(222)	(1,371)	(1,728)
Decrease in cash and cash equivalents from discontinued operations	3	66	354
Effect of exchange rate changes on cash and cash equivalents	(13)	11	-
Cash and cash equivalents at the beginning of the year	2,578	3,872	5,246

Cash and cash equivalents at the end of the year	$2,346	$2,578	$3,872

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

Supplemental disclosure of cash flow activities:

(i) Net cash paid during the year for:
Interest	$126	$129	$1

Income tax	$309	$-	$-

(ii) Non-cash activities:

Investment in an affiliated company against issuance of shares	$-	$-	$1,755

Conversion of convertible note into shares	$1,614	$-	$-

Sale of Communication division in consideration for shares in
Qualmax	$4,690	$-	$-

Sale of PrintBos
Consideration	$275	$-	$-
Disposal of fixed assets	(28)	-	-
Disposal of liability	100	-	-
Related expenses	(74)	-	-

Capital gain	$273	$-	$-

Sale of Communication division
Consideration, net	$3,690	$-	$-
Disposal of tangible and intangible assets	(2,425)	-	-
Related expenses	(486)	-	-

Capital gain	$779	$-	$-

(a) Acquisition of Quasar:

Fair value of net assets acquired (excluding cash and cash
equivalents) and liabilities assumed at acquisition date:	$-	$597	$-

Less - amount acquired by issuance of shares	-	(539)	-

	$-	$58	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2004	2003

(b) Acquisition of Odem:

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date:	$1,020	$1,366	$-
Fair value of net intangible assets acquired at acquisition
date:	718	927	-

Less -
Amount acquired by issuance of shares	532	769	-
Payables	219	139	-
Add-
Cancellation of Put and Call options	137	-	-

	$1,124	$1,385	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL

a.	B.O.S. Better Online Solutions Ltd. is an Israeli corporation (together with its subsidiaries “the Company”).

The Company’s wholly-owned subsidiary BOScom Ltd. (“BOScom”) develops high technology connectivity solutions that provide PC emulation products for the IBM iSeries (AS/400). BOScom was involved in cross platform printing solutions answering a demand for central printing and output management solutions in organizations which was sold during 2005 (see note 1c).

B.O.S. Communication Division Segment included: BOScom’s business of communication solutions which provide multi-path, intelligent routing voice over IP gateways and the Company’s wholly-owned subsidiary Quasar Telecom (2004) Ltd. (“Quasar”), which provide communication solutions based on cellular technology. The assets and liabilities of the Communication Segment have been disposed of as part of the disposal of the Communication Division (see note 1c)

In September and November 2005, the Company purchased an additional 23.9% and 12.3%, respectively, of the outstanding shares of Odem Electronic Technologies 1992 Ltd. (“Odem”). Following these purchase, the Company owns 100% of Odem. Odem is a solutions supplier of electronic components and systems to the technologies sector (see note 1b).

The Company’s products are sold and supported directly and through a network of distributors and value-added resellers.

In addition, the Company holds shares in two affiliated companies:

1)	8.7% interest in Surf Communication Solutions Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries.

2)	Approximately 16% interest in Qualmax Inc. a US corporation (“Qualmax”) which is a developer and supplier of Voice over IP technology products and services. The Company’s holdings in Qualmax were received as the consideration for the sale of the communication division (See note 1c).

b.	Business combinations:

1)	Acquisition of Quasar Communication systems Ltd. assets (“QCS”).

In September 2004, the Company entered into an agreement with QCS, to purchase the assets of QCS, for an aggregate consideration of $ 539 by the issuance of 285,000 of the Company’s ordinary shares. The assets of QCS were transferred to Quasar Telecom (2004) Ltd., a wholly owned subsidiary of the Company. The results of Quasar’s operations have been included in the consolidated financial statements since September 28, 2004 (“the closing date”). On December 31, 2005, the Company sold the assets of Quasar as part of the disposal of the Communication Division.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The Company's consolidated financial statements reflect the purchase price determined as follows:

Quasar
September 30, 2004

Issuance of shares (1)	$539
Transaction costs	58

Total purchase price	$597

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The acquisition has been treated using the purchase method of accounting in accordance with SFAS141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The Company has allocated the total cost of the acquisition in 2004 as follows.

Allocation of purchase consideration	Quasar	Estimated useful life

Tangible assets	$77
Inventory purchase commitment (1)	(147)
Trade name (2)	180	7 years
Core technology (3)	125	5 years
Distribution networks (4)	200	5 years
Goodwill	162

Total purchase price	$597

(1)	The Company purchased Quasar Communication Systems Ltd inventory in the ordinary course of business for a cash consideration of $ 517. The fair value of Quasar’s inventory at the purchase date amounted to $ 370. A provision in the amount of $ 147 has been recorded at the date of the acquisition.

(2)	The Company’s allocation of purchase price valuated the acquired trade name using the relief from royalty approach.

(3)	The Company’s allocation of purchase price valuated the acquired core technology using the discounted cash flows to be derived from the sales of these products to present value.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

(4)	The Company’s allocation of purchase price valuated the acquired distribution networks by calculating the savings realized by the Company through obtaining a pre-existing distribution network.

2)	Acquisition of Odem:

On November 18, 2004 the Company purchased 63.8% of the outstanding shares of Odem, from Odem’s existing shareholders. In consideration for Odem’s shares the Company (i) issued 290,532 of the Company’s ordinary shares subject to “lock-up”periods of 2 to 4 years and (ii) paid an amount of $ 1,971 in cash. In addition, Odem’s selling shareholders and the Company had certain put and call options, based on performance, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or is exercised and the changes in the fair value will be charged to finance expenses.

On September 29, 2005 and November 1, 2005, the Company purchased an additional 23.9% and 12.3%of the outstanding shares of Odem respectively, from Odem’s minority shareholders. Following these purchases, the Company owns 100% of Odem. In consideration for the 12.3% of Odem’s shares purchased on November, 2005 the Company paid $ 554, in cash and for the 23.9% of Odem’s shares purchase on September, 2005 the Company (i) issued 232,603 of the Company’s ordinary shares subject to “lock up”periods of 2 to 4 years and (ii) $ 716 to be paid in cash.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

	Odem
	November 1, 2005	September 29, 2005	November 18, 2004	Total

Issuance of shares (1)	$-	$532	$769	$1,301
Cash consideration	554	716	1,971	3,241
Transaction costs	19	54	139	212
Cancellation of put and
call options	(33)	(104)	-	(137)

Total purchase price	$540	$1,198	$2,879	$4,617

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS141 “Business Combinations”. The purchase price has been allocated to the assets and liabilities assumed acquired based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The Company has allocated the total cost of Odem acquisition in 2005 as follows.

Allocation of purchase consideration	November 1, 2005	September 29, 2005	Total	Estimated useful life

Tangible assets	$340	$681	$1,021
Customer list (1)	85	509	594	9 years
Deferred tax liability	(23)	(136)	(159)	9 years
Goodwill	138	144	282

Total purchase price	$540	$1,198	$1,738

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating cash flow as a direct result of the customer relationship.

The Company has allocated the total cost of the acquisition in 2004 as follows:

Allocation of purchase consideration	Odem	Estimated useful life

Cash	$586
Tangible assets	780
Put option to minority shareholders (2)	(359)
Call option to minority shareholders (2)	230
Customer list (1)	1,406	10 years
Deferred tax liability	(430)	10 years
Goodwill	666

Total purchase price	$2,879

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

(2)	The put and call options were valuated by using the Black & Scholes option pricing model.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The following unaudited pro forma financial information presents the Company’s results of operations as if the acquisitions had occurred as of the beginning of the fiscal years 2003 and 2004, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

Year ended December 31, 2004

Pro forma revenues	$24,154

Pro forma net loss from continuing operations	$(2,631)

Pro forma basic and diluted net loss per share from continuing
operations	$(0.56)

c.	1)	Sale of product line

On July 18, 2005, BOScom signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $ 500 and a contingent payment in each of the next three years equal to 6-10% of future revenues exceeding $1,000 per year, generated by Consist from the PrintBOS product line. The Company has accounted for a gain of $ 273 in 2005. As of December 31, 2005, the Company has received $ 375 and the remaining $ 125 has been placed in escrow, pending repayment of royalties to the Office of the Chief Scientist (“OCS”) on sales of PrintBOS products.

2)	Sale of Communication Division:

On December 31, 2005, the Company sold its Communications Division Segment (hereinafter “Communications Division”), including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common Stock and $800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed division (“Royalties”) with the entire $ 800 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares may be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed division (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to the Company is approximately 1 million, constituting an additional 5%, of Qualmax outstanding shares. The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Directors of Qualmax.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The Company accounted for its holdings in Qualmax shares on the cost basis since these shares are restricted stock.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company will provide IP Gear with certain operating services relating to the sold Communications Division. The first three months of services will be provided for no charge and IP Gear shall pay for these services starting from April 2006. IP Gear can elect to pay for the services rendered in April thru June 2006 by issuance to the Company of Qualmax shares valued at a predetermined price of $1.43 per share. The Company undertook to provide these services at least until December 31, 2006 (12 months from closing).

The Company also granted a bridge loan to IP Gear in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of Bank of America, NA in the event such charge is recorded. In addition repayment is guaranteed by Qualmax Inc.

The loan agreement provides that if the disposed division would incur in the first quarter of 2006, losses that exceed $250, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common Stock against such reduction, valued at a predetermined price of $1.43 per share. In addition, the loan shall be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $ 4,500.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the warrant.

December 31, 2005

Consideration:
Approximately 3.2 million ordinary shares of Qualmax (1)	$4,586
107,143 warrants (2)	104
Loan granted to IP Gear	(1,000)

Total consideration	3,690

Cost:
Disposal of inventory, property and equipment and intangible assets
related to the Communication segment	2,425
Transactions related cost	486

Total cost	2,911

Capital gain	$779

(1)	Valuated at $ 1.43 per share
(2)	Valuated at $ 0.97 per warrant

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1:	–	GENERAL (Cont.)

The Company has not accounted for the Communication Division as a “discontinued operation” due to its continuing involvement reflected in the loan and the outsourcing agreement, in accordance with EITF 03-13.

d.	Discontinued operations:

On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. (“Pacinfo”), a U.S. corporation. Pacinfo was a reseller of computer networking products.

During the fourth quarter of 2002, the Company initiated a plan to cease operations of Pacinfo.

The results of operations including revenues, operating expenses and other income and expenses of Pacinfo for 2004 and 2003 have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheets at December 31, 2005 and 2004 reflect the net assets and liabilities of Pacinfo as liabilities and assets related to discontinued operations.

The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:

	December 31,
	2005	2004

Cash	$-	$3
Trade receivables, other receivables and prepaid expenses	-	-
Property and equipment, net	-	-

Assets of discontinued operations	$-	$3

Trade payables	$194	$194
Accrued expenses and other liabilities	43	43

Liabilities of discontinued operations	$237	$237

The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo’s operations for 2004 and 2003 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

Summarized selected financial information of the discontinued operations is as follows:

	Year ended December 31,
	2005	2004	2003

Revenues	$-	$-	$25

Net income (loss)	$-	$(9)	$2,036

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars (“dollar”):

A substantial portion of the Company’s revenues is generated in U.S. dollar (“dollars”). In addition, most of the Company’s costs are incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board (“FASB”) “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The functional currency of the Odem subsidiary, whose functional currency as of December 31, 2004, was other than dollar and has been translated into U.S. dollars, has changed on April 1, 2005, due to significant changes in circumstances initiated by management, which consisting of; Odem transition from New Israeli Shekels (NIS) to U.S. dollars of Odem’s majority sales, majority expenses and budget, which indicate a functional currency change. In accordance with FAS 52, “Foreign Currency Translation” and since the functional currency changed from a foreign currency to the reporting currency, dollars, the translation adjustments as of March 30, 2005, prior to the change have not been removed from equity and the translated amounts for nonmonetary assets as of March 30, 2005, prior to the change became the accounting basis for those assets in the periods starting April 1, 2005.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Until November 30, 2005, debt securities have been classified as held-to-maturity since the Company had the positive intent and ability to hold the securities to maturity and they are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. Beginning December 1, 2005, the debt securities are classified as “available-for-sale” since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Due to the change in classification of the securities to “available-for-sale”, the unrealized holding gain at the date of transfer has been reported in other comprehensive income.

Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under “other comprehensive loss”.

f.	Inventories:

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2005 and 2004, inventory is presented net of $ 100 and $ 300, respectively, for technological obsolescence and slow moving items (see also Note 4).

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials – moving average cost method. Products in progress and finished products – on the production costs basis.

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

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature. The Company’s investment in Surf has been included as an affiliated company until September 30, 2005 (see note 6).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The investment in an affiliated company represents investments in Ordinary shares and Preferred shares of that Company. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular security of the affiliated company held by the Company.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). During 2005, an impairment of 1,385 has been recorded in “equity in losses of an affiliated company” in the statement of operations. In 2004 and 2003, based on management’s analyses, no impairment losses were identified.

i	Investment in other companies:

Investment in companies are investments through which the Company is not able to exercise significant influence over the investee’s financial policies and which do not meet the fair value availability criteria of FAS 115 (“readily determined sales price currently available on a security exchange”), consequently such investments are accounted for by the cost method.

The Company’s investment in such companies is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with APB No. 18. No impairment has been identified during 2005.

j.	Property plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
		(over the period of the lease 10 years or the
Leasehold improvements-	10	shorter of the life of the assets)
Vehicles	15
Plant	4

k.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has recorded impairment losses of $ 0, $ 0 and $ 110 for the years ended December 31, 2005, 2004 and 2003, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2005, 2004 and 2003 no impairment losses have been identified.

m.	Research and development costs:

Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS No. 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

n.	Severance pay:

The Company’s liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company’s balance sheet.

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits.

Severance expenses for 2005, 2004 and 2003 amounted to $ 256, $ 214 and $ 178, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Revenue from license fees is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues support are recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

p.	Warranty:

BOScom provides a warranty of between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the Company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2005 and 2004, the Company’s product warranty amounted to $ 73 and $ 132, respectively.

q.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has provided valuation allowances, in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentrations of credit risk:

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

The trade receivables of the Company are derived from sales to customers located primarily in Israel, United States and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

Investments in marketable securities are conducted through a bank in Israel and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company’s investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of Bank of America, NA in the event such charge is recorded. In addition repayment is guaranteed by Qualmax Inc. (see note 1c(2)).

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

s.	Basic and diluted net loss per share:

Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 1,506,803, 855,783 and 505,178 for the years ended December 31, 2005, 2004 and 2003, respectively.

t.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB-25”), and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company’s employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted under the Company’s plans been determined based on the fair value at the date of grant. The Company’s net loss and loss per Ordinary share in 2005, 2004 and 2003 would have changed to the pro forma amounts shown below:

	Year ended December 31,
	2005	2004	2003

Net loss from continuing operations as reported	$(3,605)	$(2,044)	$(2,057)
Add: stock-based compensation expense determined
under intrinsic value method	62	5	-
Deduct: stock-based compensation expense
determined under fair value method for all
awards	246	96	124

Pro forma net loss from continuing operations	(3,789)	(2,135)	(2,181)
Pro forma net income (loss) from discontinued
operations	-	(9)	2,036

Pro forma net loss	(3,789)	(2,144)	(145)

Basic and diluted earning (loss) per share as
reported:
Continuing operations	$(0.64)	$(0.44)	$(0.56)

Discontinued operations	$0.00	$0.00	$0.55

Net loss	$(0.64)	$(0.44)	$(0.01)

Pro forma earning (loss) per share:
Continuing operations	$(0.67)	$(0.46)	$(0.59)

Discontinued operations	$0.00	$0.00	$0.55

Net loss	$(0.67)	$(0.46)	$(0.04)

The fair value of each option granted is estimated on the date of grant, using the Black &Scholes option pricing model with expected volatility of approximately 120%, 68% and 64% in 2005, 2004 and 2003, respectively and using the following weighted average assumptions: (1) Dividend yield of zero percent for each year; (2) Risk-free interest rate of 4%, 2.5% and 1.8% in 2005, 2004 and 2003, respectively and (3) Expected average lives of the options of three years from the date of grant as of 2005, 2004 and 2003.

The Company applies SFAS No. 123 “Accounting for stock Based Compensation”(“SFAS No. 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services”, with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, and trade payables approximate their fair value due to the short-term maturities of such instruments. The fair value for marketable securities is based on quoted market prices. The fair value of investments in other companies is based on independent third-party evaluations.

v.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year presentation.

w.	Impact of recently issued accounting pronouncements:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 150, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SAFS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No.151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. As of December 31, 2005, the Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”(“Statement 123”). Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However, Statements 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after December 15, 2005. On March 29, 2005, the SEC published Staff Accounting Bulletin (“SAB”) No. 107, which provides the staff’s views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation.

The Company will adopt Statement 123R and SAB 107 as of the financial statements of the first quarter of 2006.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“FAS 154”), “Accounting Changes and Error Corrections” – a replacement of APB No. 20, Accounting Changes” and FAS NO. 3, “Reporting Accounting Changes in Interim Financial Statement”. FAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections.

APB Option 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently assessing the impact of FAS 154 on its results of operations, financial condition and liquidity.

In June 29, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1. The guidance in FSP FAS 115-1 and FAS 124-1 addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and FASB Statement No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and adds a footnote to APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The guidance in this FSP nullifies certain requirements of EITF Issue No. 03-1 and supersedes EITF. Abstracts, Topic D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” The guidance in this FSP is required to be applied to reporting periods beginning after December 15, 2005. Because the impact of adopting the provisions of FSP FAS 115-1 will be dependent on future events and circumstances, management cannot predict such impact.

NOTE 3:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2004

Government authorities - Income tax advances and V.A.T	$315	$287
Grants receivables	24	103
Accrued interest on marketable securities	106	96
Prepaid expenses	124	231
Other	23	5

	$592	$722

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 4:	–	INVENTORIES

Raw materials (including packaging materials)	$107	$809
Products in progress	56	367
Finished products	3,160	1,910

	$3,323	$3,086

The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 100 and $ 300 as of December 31, 2005 and 2004, respectively.

NOTE 5:	–	MARKETABLE SECURITIES

The following is a summary of securities:

	December 31,
	2005				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:

Corporate
debentures	$1,332	$1	$-	$1,333	$802	$5	$-	$807

Held-to-maturity:

Corporate
debentures	$-	$-	$-	$-	$2,279	$14	$-	$2,293

Aggregate maturities of available-for-sale securities for years subsequent to December 31, 2005 are:

	Amortized cost	Estimated fair market value

Available for sale:

2006	$286	$286
2007	790	791
2008	256	256

	$1,332	$1,333

NOTE 6:	–	INVESTMENT IN AN AFFILIATED COMPANY

Investment in Surf:

In November 2001, the Company invested $ 1,000 as part of a private placement in Surf Communication System Ltd. (“Surf”). At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf’s fair value as determined in the investment agreement. As a result of this private placement, the Company’s holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 6:	–	INVESTMENT IN AN AFFILIATED COMPANY (Cont.)

In March 2003, the Company engaged with Catalyst Investors L.P. (“Catalyst”), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst 633,102 Ordinary shares, at a purchase price of $ 2.77, aggregating to $ 1,755 and incurred transaction cost of $ 155. The value of the Ordinary shares issued was determined based on the average market price of the Company’s ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $ 9.1632 plus interest of 4.75% and until such purchase shall be granted voting rights in Surf shares. In the event that Catalyst will sell its remaining shares in Surf in or prior to January 31, 2006 (or by July 31, 2007, provided that the negotiations with respect to the sale commenced before January 31, 2006), the Company will be entitled to the gain that will be realized in such sale. To the best of the Company’s knowledge, Catalyst has not sold its Surf securities as of January 31, 2006, nor entered into negotiations for their sale. The Company has not exercised the option and it expired on January 31, 2006.

As a result of this investment, the Company had the ability to exercise significant influence over Surf. As a result the investment in Surf had become qualified to be accounted for under the equity method. According to APB 18 when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

In September 2005, Surf completed a private placement that is considered an event of change in circumstances that has a significant adverse effect on the fair value of the investment. Therefore, the Company has evaluated its investment in Surf and determined that it amounts to $ 722 as of December 31, 2005 based on management’s analysis (supported by an independent third-party valuation). As a result, the Company has recorded an impairment of $ 1,385, which has been included in the equity in losses of an affiliated company in the statement of operations for the year December 31, 2005.

Moreover, following the private placement in Surf, the Company’s voting rights have been diluted to 8.7% of the total voting rights in Surf. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment of $ 722 is accounted for based on the cost accounting method.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 6:	–	INVESTMENT IN AN AFFILIATED COMPANY (Cont.)

Summarized combined financial information of surf for the year in which the investment was accounted using the equity method was as follows:

December 31, 2004

Balance sheet items:

Current assets	$3,764

Non-current assets	$879

Current liabilities	$1,431

Non-current liabilities	$525

Shareholders' equity	$2,687

	Year ended December 31,
	2005	2004	2003

Statement of operations items:

Revenues	$2,055	$2,762	$1,403

Cost of sales	$660	$700	$563

Operating expenses from continuing operation	$3,694	$4,037	$4,332

Net loss	$2,334	$1,971	$3,427

NOTE 7:	–	INVESTMENT IN OTHER COMPANIES

The Company’s investments in companies comprise of:

December 31, 2005

Qualmax (see Note 1(b) - disposal of Communication Division)	$4,690

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 8:	–	PROPERTY AND EQUIPMENT

	December 31,
	2005	2004

Cost:
Computers and software	$1,683	$2,108
Office furniture and equipment	448	560
Leasehold improvements and plant	1,116	1,137
Vehicles	89	112

	3,336	3,917

Accumulated depreciation:
Computers and software	1,511	1,812
Office furniture and equipment	288	291
Leasehold improvements and plant	816	749
Vehicles	54	46

	2,669	2,898

Depreciated cost	$667	$1,019

Depreciation expenses amounted to $ 345, $ 300 and $ 307 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 9:	–	INTANGIBLE ASSETS

	December 31,
	2005	2004

Cost:
Trade name	$-	$180
Core technology	-	125
Distribution network	-	200
Customer list	2,010	1,406

	2,010	1,911

Accumulated amortization:
Trade name	-	6
Core technology	-	6
Distribution network	-	22
Customer list	174	17

	174	51

Amortized cost	$1,836	$1,860

Amortization expenses amounted to $ 236 and $ 50 for the years ended December 31, 2005 and 2004, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 9:	–	INTANGIBLE ASSETS (Cont.)

Estimated amortization expenses for the years ended:

December 31,

2006	$207
2007	207
2008	207
2009	207
2010	207
2011-2014	801

NOTE 10:	–	GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2005 and 2004 is as follows:

	Communication	Electronic component	Total

Balance as of January 1, 2004	$741	$-	$741

Acquisition of Odem	-	666	666
Acquisition of Quasar	162	-	162

Balance as of December 31, 2004	903	666	1,569

Foreign currency translation adjustment	-	4	4
Exercise of options in Odem	-	282	282
Disposal of Communication Division	(903)	-	(903)

Balance as of December 31, 2005	$-	$952	$952

NOTE 11:	–	SHORT TERM BANK LOANS

	Weighted interest rate	December 31,
	%	2005	2004

NIS	6.62	$2,271	$1,354

Regarding collateral given to insure short-term credit and loans see note 13c.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 12:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2004

Government of Israel - royalties and V.A.T	$306	$349
Provision for warranty	73	132
Issuance cost related to accrued convertible note	-	160
Inventory purchase commitment liability	147	147
Accrued expenses on account of business combinations	738	-
Other	307	353

	$1,571	$1,141

NOTE 13:	–	LONG-TERM BANK LOANS

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate	December 31,
	%	2005	2004

NIS linked to the Israeli CPI	7.95	$33	$51
NIS	6.95	12	51

		45	102
Less - current maturities		(28)	(48)

		$17	$54

b.	The loans mature in the following years after the balance sheet dates:

	December 31,
	2005	2004

First year (current maturities)	$28	$48
Second year	16	36
Third year	1	17
Fourth year	-	1

	$45	$102

c.	Odem has registered fixed pledges on its real estate, plant and equipment and vehicles.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 14:	–	LONG-TERM CONVERTIBLE NOTE

On June 10, 2004, the Company entered into a Securities Purchase Agreement (“the Purchase Agreement”), with Laurus Master Fund Ltd. (“the Investor”), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 (“the Note”); and (ii) a warrant to purchase 130,000 ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing September, 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions. The Warrant is exercisable, in whole or in part, until June 10, 2011.Pursuant to its undertaking in the Registration Rights Agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, the Company paid the Investor liquidated damages of $92.

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

The fair value of the warrants was calculated using the Black and Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $ 99 is presented as a component in shareholders’ equity. Since the effective conversion price was grater than the share price at the commitment date, no beneficial conversion feature exists.

In March 2005, the Investor elected to convert $ 308 of the Convertible note principal into 100,000 Ordinary shares of the Company. Due to the private placement agreement secured by the Company in June 2005, the conversion price was adjusted to $2.94 per share, and in July 2005, the Investor completed the conversion of the balance of the Convertible Note principal, which had not been previously converted or repaid, and the accrued interest into an additional 540,293 Ordinary shares for approximately $ 1,580.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 14:	–	LONG-TERM CONVERTIBLE NOTE (Cont.)

In September 2005, the Company entered into a Second Securities Purchase Agreement (“the Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 1,500 principal amount, due September 2008 (“the Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the agreement, several fees in the total amount of $ 116 were paid to the Investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $ 15 eventually increasing to $ 55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006.

The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in Ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black- Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 144 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

The maturity of the loan is as follows:

	December 31, 2005	December 31, 2004

First year (current maturities)	$326	$595
Second year	663	883
Third year	496	442

	1,485	1,920
Less - discount	238	174

	$1,247	$1,746

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)	Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 3,500, in respect of these grants.

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

As of December 31, 2005, the Company has an outstanding contingent obligation to pay royalties of $ 110 with respect to these grants.

2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2009. Minimum future rental payments for 2006 are $ 51, for 2007 $10, for 2008 $10 and for 2009 $6.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2008. The maximum breach of contract fees can amounted to $ 74.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2005, 2004 and 2003 amounted to $ 408, $ 385 and $ 426, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	(1)	In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company’s counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

(2)	In September 2003, a supplier filed a legal claim in the amount of $107 against the Company’s subsidiary. The claim alleges the breach of an agreement for the purchase of products. The Company’s legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company’s management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

(3)	In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee (“the Seller”), the Company may be obligated to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for and reimburse the Sellers for certain interest on taxes that they may owe, currently estimated at approximately $ 2 millions. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Based on the Company’s legal consul opinion and management estimation, no provision was recorded.

(4)	In March 2006, BOSâNOVA EURL, a French company and former distributor of the Company, field against the Company and others a claim with the French Tribunal. The claim is on amount of 1.4 million Euros and it alleges breach of exclusive distributor rights in France. An initial hearing is scheduled to take place in France on June 29, 2006. This claim follows a previous motion for temporary injunctive relief that was field against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. The Company assesses the prospects of claim to prevail and recover a significant amount, are remote. The financial statements do not include any provision in that regard.

NOTE 16:	–	SHAREHOLDERS’ EQUITY

a.	Private placement:

In June 2005, the Company completed a private placement for the Company’s Ordinary shares. The Company issued to the investors 953,698 Ordinary Shares at a purchase price of $ 2.30 per share, for a consideration of approximately $ 2,040 (net of $ 154 in issuance expenses).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

The private placement included warrants of 572,219 for ordinary shares. The exercise price of the warrants is $2.50 per ordinary share during the first year from their issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date, respectively. The warrant is exercisable, in whole or in part during a period of three years from issuance, of the warrants. Pursuant to its undertaking in the Registration Rights Agreement, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the Ordinary Shares (including those underlying the warrants). The registration statement became effective with no delay on February 8, 2006.

The Company’s outstanding warrants to shareholders as of December 31, 2005 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share		Warrants exercisable	Exercisable through

June 2005	441,785	$	(*)	441,785	June 2008
July 2005	130,434	$	(*)	130,434	June 2008

	572,219			572,219

(*)	The exercise price of the warrants is $2.50 per ordinary share during the first year from their issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date.

b	Stock option plans:

During 1994, 1995, 1999, 2000, 2001, the Board of Directors of the Company adopted stock option plans (“the Plans”) pursuant to which 656,250 options for the purchase of the Company’s Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the above mentioned plans. In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company. As of December 31, 2005 an aggregate 27,410 these options are still available for future grant. Each option granted under the Plans expires between 5-10 years from the date of the grant. The options vest gradually over a period of up to four years. Options, that are cancelled or forfeited, become available for future grants.

In June 2005 the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the 2003 Israeli Stock Option Plan, to 1,000,000. The additional shares shall be reserved after the registered share capital of the Company is increased.

On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem’s key employee. Each option can be exercised to purchase one ordinary share of the Company without consideration. The options vest at the end of three years from the grant date and expire ten years from the date of the grant. The market price of the Company’s shares on the date of grant was $ 2.5. Accordingly, the Company recorded in the year ended December 31, 2005, a compensation expense of $ 62. This expense was included as part of general and administrative expenses.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

Except for these options, all other options granted to employees in 2005, 2004 and 2003, have an exercise price equal to or higher than the market value of the Ordinary shares at the date of grant. The weighted average fair values of the options granted during 2005, 2004 and 2003 were $ 2.13, $ 2.58 and $ 3.91, respectively.

The following is a summary of the Company’s stock options granted to officers, directors, and employees among the various plans:

	Year ended December 31,
	2005		2004		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding
at beginning of
year	430,576	$9.47	426,252	$11.93	211,929	$16.00
Changes during the
year:
Granted	107,000	$2.91	92,500	$0.54	278,076	$8.97
Exercise	(25,088)	$2.00	-	$-	-	$-
Forfeited or
cancelled	(112,238)	$21.66	(88,176)	$11.97	(63,753)	$12.53

Options outstanding
at end of year	400,250	$4.77	430,576	$9.47	426,252	$11.93

Options exercisable
at the end of the
year	217,750	$7.40	248,790	$5.49	194,926	$20.36

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

$ 0	73,000	$0.00	7.39	-	$0.00
$ 1.84-2.00	140,221	$1.94	4.89	122,721	$1.95
$ 2.28-3	113,000	$2.92	8.58	21,000	$3.00
$ 6.8	31,241	$6.80	4.80	31,241	$6.80
$ 17.00-18.00	9,463	$17.24	1.55	9,463	$17.24
$ 28.00	33,325	$28.00	4.10	33,325	$28.00

	400,250	$4.77	6.23	217,750	$7.40

c.	Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 70%, and an expected life of 2.5 years.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16:	–	SHAREHOLDERS’ EQUITY (Cont.)

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years 2005, 2004 and 2003 were $ 348, $ 117 and $ 23, respectively.

The Company’s outstanding warrants to service providers as of December 31, 2005 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share	Warrants exercisable	Exercisable through

October 2002	75,000	$4.00	75,000	June 2011
January 2004	216,282	$3.00	144,188	May 2013
June 2004	130,000	$4.04	130,000	June 2011
March 2005	10,000	$3.08	10,000	March 2007
March 2005	10,000	$3.08	-	March 2010
June 2005	20,000	$3.08	5,000	June 2010
September 2005	73,052	$4.04	73,052	September 2012

	534,334		437,240

NOTE 17:	–	TAXES ON INCOME

a.	Reduction in corporate tax rate:

On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the “Amendment”), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter –25%.

Odem and Quasar operations are subject to regular income tax rate while the Company and BOScom enjoy the status of an “Approved Enterprise”, as described below.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

The Company’s production facilities have been granted an “Approved Enterprise”status under the Investment Law, with respect to four separate investment programs. According to the Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants and for the second and third programs, the Company has elected to receive only state-guaranteed loans. As for the fourth program, the Company has elected the “alternative benefits” and has waived Government grants in return for a tax exemption.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

The Company is also a “Foreign Investors’ Company”, as defined by the abovementioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

Income from the second, third and fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company were transferred to BOScom. In addition, since 2002, the Company’s investments are not subject to the Approved Enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the corporate tax rate as described in article a above.

BOScom also has a production facility, which was granted an “Approved Enterprise”status and had a separate investment program. BOScom elected to receive the “alternative benefits”. Income derived from BOScom’s investment programs, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs expire in the years 2001 through 2014.

The entitlement to the above benefits is conditional upon the Company’s and BOScom’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company and BOScom may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company and BOScom will be required to pay tax at the rate of 10% to 25% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax. Since there was no distribution of dividends with respect to the period ended on December 31, 2005, the Company did not record a deferred tax liability.

If the Company and BOScom derive income from sources other than an “Approved Enterprise”, such income will be taxable at the regular corporate tax rate as described in article (a) above.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Israeli subsidiary’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provision of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income subject to the provision of the new law.

c.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2005, in the amount of approximately $ 21,600. These losses may be carryforward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2005, the U.S. subsidiaries which were classified as discontinued operations had U.S. Federal and State net operating loss carryforward of approximately $ 10,264, that can be carried forward and offset against taxable income and expire through 2022. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2005, B.O.S. U.K. had net operating loss carryforward of approximately $ 3,500. In February, 2006 B.O.S. U.K. the Company filed with the UK Companies House an application to dissolve BOS U.K.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

	December 31,
	2005	2004

Assets in respect of:

Property, plant and equipment	$3	$21
Allowances and provisions	865	239
Net operating loss carry forward	9,350	13,851

	10,218	14,111
Liabilities in respect of intangible assets and goodwill	(511)	(424)

Net deferred tax assets before valuation allowance	9,707	13,687
Valuation allowance (1)	(10,162)	(14,039)

Net deferred tax liability	$(455)	$(352)

Presented in balance sheet:

Current assets	$13	$-
Long-term assets	18	-
Current liabilities	(64)	$(4)
Long-term liabilities	(422)	(348)

Net deferred tax liability	$(455)	$(352)

Net deferred tax - domestic	$(455)	$(352)

(1)	The Company has provided valuation allowances, for BOS, BOScom and Quasar in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

e.	Income (loss) before taxes on income:

	Year ended December 31,
	2005	2004	2003

Domestic	$(3,195)	$(1,883)	$320
Foreign	1,767	184	(1,912)

Total	$(1,428)	$(1,699)	$(1,592)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17:	–	TAXES ON INCOME (Cont.)

f.	Effective tax

	Year ended December 31,
	2005	2004	2003

Loss before taxes on income, as reported in the
consolidated statements of operation	$(1,428)	$(1,699)	$(1,592)

Statutory tax rate	34%	35%	36%

Provision at statutory tax rate	(485)	(595)	(573)
Non deductible expenses	219	16	13
Valuation allowance	470	599	560

Total tax expenses	$204	$20	$-

g.	Tax assessments:

BOS, BOScom and Odem have final assessments through the 2000 tax year.

NOTE 18:	–	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Royalty reversal:

Certain research and development activities of the Company are supported by the OCS. In return for the OCS’s participation, the Company was committed to pay royalties as described in Note 14 a.1. During the third quarter of 2003, the OCS completed its examination of the Company’s technology and use of grant funding for the years 1991 through 1999, which reduced the royalties’ expenses provision. Accordingly, the Company reversed $ 339 of accrued royalties as a reduction in cost of sales during the third quarter of 2003. During the fourth quarter of 2005, the Company reversed an additional amount of $84 related to a balance report received from the OCS in the fourth quarter of 2005.

		Year ended December 31,
		2005	2004	2003

b.	Financial income (expenses), net:

	Financial income:
	Interest on bank deposits and marketable
	securities	$57	$98	$158
	Other (mainly foreign currency translation
	income)	-	100	48

		57	198	206

	Financial expenses:
	In respect of long-term bank loans and
	convertible note	(427)	(324)	-
	Other (mainly foreign currency translation
	losses)	(78)	(32)	(97)

		(505)	(356)	(97)

		$(448)	$(158)	$109

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 18:	–	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (Cont.)

c.	Loss per share:

1.	Numerator:

	Numerator for basic and diluted net loss
	per share -
	Net loss from continuing operations	$(3,605)	$(2,044)	$(2,057)

	Net income (loss) from discontinued
	operation	$-	$(9)	$2,036

	Net loss available to Ordinary
	shareholders	$(3,605)	$(2,053)	$(21)

2.	Denominator (in thousands):

	Denominator for basic and diluted net
	loss per share -

	Weighted average number of shares	5,616	4,631	3,683

NOTE 19:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company managed its business on three reportable segments, which consisted of Connectivity solutions, Communication solution and supply of Electronic Components.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

Segment information for prior years was not presented on the new basis of segmentation since it is impracticable to do so.

a.	Revenues, gross profit and operating profit (loss) for operating segments for the year ended 2005 and 2004 were as follow:

	Year ended December 31, 2005
	Connectivity	Communication *	Electronics components	Not allocated	Consolidated

Revenues	$3,926	$2,954	$20,253	$(80)	$27,053

Gross profit	$2,425	$783	$3,820	$-	$7,028

Operating profit
(loss)	$235	$(2,374)	$727	$(702)	$(2,114)

Assets related to
segment	$391	$439	$11,535	$10,281	$22,646

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 19:	–	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

	Year ended December 31, 2004
	Connectivity	Communication *	Electronics components	Not allocated	Consolidated

Revenues	$5,011	$1,363	$1,908	$-	$8,282

Gross profit	$2,933	$414	$327	$-	$3,674

Operating profit
(loss)	$1,009	$(1,846)	$66	$(770)	$(1,541)

Assets related to
segment	$616	$2,397	$8,880	$10,592	$22,485

*	In December 2005 the Company has disposed of the Communication Division (see note 1(c)).

b.	The following presents total revenues and long-lived assets for the years ended December 31, 2005, 2004 and 2003 based on the customers’ location:

	Year ended December 31,
	2005		2004		2003
	Total Revenues	Long-lived assets *)	Total revenues**)	Long-lived assets *)	Total revenues	Long-lived assets *)

United States	$3,615	$-	$3,252	$-	$2,974	$5
Far East	6,083	-	701	-	-	-
Europe	2,887	-	1,066	-	1,198	-
Israel and others	14,468	3,455	3,263	4,448	1,556	1,334

	$27,053	$3,455	$8,282	$4,448	$5,728	$1,339

Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

*)	Long-lived assets comprise goodwill intangible assets, property and equipment.
**)	Reclassified.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2005	2004	2003

Customer A	9%	39%	52%

Customer B	14%	-%	-%

Major customer’s debt balances as of December 31, 2005 and 2004 are $ 1,433 and $ 603, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 20:	–	RELATED PARTIES

a.	M&A Addendum to the Services Agreement of Cukierman & Co.

In 2003, the Company’s audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, serves as Chairman of the Company’s Board of Directors, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid according to the Service Agreement are:

	December 31,
	2005	2004

Business development	$109	$120
Success fee in respect of issuance of convertible loan,
investment in Odem and private placements	397	15

	$506	$135

Current liabilities in respect of related parties as of December 31, 2005 and 2004 were $ 23 and $ 234, respectively.

b.	Assignment of Voting Rights to Mr. Yair Shamir

On February 5, 2004 the Audit Committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who was at the time director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Note 6), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf’s shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst. In January 2006, the option to purchase from Catalyst shares in Surf has expired.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 21:	–	SUBSEQUENT EVENT (UNAUDITED)

On May 10, 2006 the Company received a written demand from IDEAL Software GmbH (“IDEAL”), a German corporation, in which it claims that the Company owes IDEAL 1.13 million EUR for license fees including interest. In 1999, the Company and IDEAL entered into a license agreement according to which the Company was granted the right to distribute IDEAL’s print engine embedded into the Company’s PrintBOS product, and was to buy IDEAL’s license for each installation for an agreed upon price. IDEAL claims that the number of installations performed by the Company in its PrintBOS product during the period of 1999 thru 2005, exceeded the licenses bought by the Company. The parties agreed that Company will cooperate with an Auditor appointed by IDEAL to check the number of licenses distributed by the Company. Based upon the Auditor’s report rendered on May 1, 2006, IDEAL sent the above-mentioned demand letter. The Company rejects IDEAL’s demand, inter alia due to the fact that it is based on erroneous findings contained in the Auditor’s report. On June 11, 2006 the Company filed with the Haifa District Court in Israel a claim seeking, among other remedies, a declaratory judgment stating that the Auditor’s report is materially flawed and should be disregarded. The Company’s German counsel is of the opinion that a German court, if and when IDEAL files a claim against the Company in Germany pursuant to its demand, might very well summarily bar such a claim and transfer the matter to the jurisdiction of an Israeli court or stay such a claim until a verdict is handed down in the claim filed by the Company with the Haifa District Court. However, if such a claim is ultimately tried in Germany, then German counsel is of the opinion that there is a fair probability that the Company will be able to successfully defend a portion of the claim, the size of which cannot yet be determined. At this early stage the Company is not yet able to assess the final outcome of this demand. The financial statements do not include any provision in respect of this claim.