Form 20-F/A
period 2005-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2006-09-07
CIK 1005516

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: Ordinary Shares, nominal value NIS 4.00 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment no. 1 to the Annual Report on Form 20-F for the year ended December 31, 2005, of B.O.S Better Online Solutions Ltd. (the “Registrant”) includes the auditors report of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited, who audited the financial statements of Odem Electronic Technologies 1992 Ltd., a subsidiary of the Registrant, for the fiscal year ended December 31, 2004. The Form 20-F filed by the Registrant on June 28, 2006 included the auditor’s consent for the incorporation by reference of their audit report dated March 25, 2005, in previously filed registration statements of the Registrant and such consent mentioned that the audit report was included in the Annual Report on Form 20-F of the Registrant for the year ended December 31, 2005, however the audit report itself was accidentally omitted from the Annual Report. It should be noted that the said auditors report was included in the Registrant’s Annual Report for the year ended December 31, 2004. This Amendment no. 1 to the Annual Report is being filed to include the abovementioned auditors report in the Registrant’s Annual Report for the year ended December 31, 2005.

Item 18: Financial Statements

The audited financial statements filed as part of this Amendment no. 1 to Form 20-F are identical to the audited financial statements that were filed as part of the Form 20-F on June 28, 2006, except for the addition of the auditors report of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1*	Memorandum of Association, as amended.

1.2*	Articles of Association, as amended.

4.1*	Form of Indemnification Agreement between the Company and its officers and directors, as amended.

4.2	Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.3	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.4	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman &Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.5	Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004 (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.6	Securities Purchase Agreement and Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.7*	Securities Purchase Agreement and Master Security Agreement, dated as of September 29, 2005, by and between Laurus Master Fund Ltd. and the Registrant (the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-130048).

4.8	Distribution Agreement, dated as of January 15, 2003, by and between BOScom Ltd. and BOSaNOVA Inc. (incorporated by reference to the Company's Annual Report on Form 20-F/A filed on January 6, 2005).

4.9	Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.10	Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.11*	Agreement, dated as of September 29, 2005, by and between Jacob and Sara Neuhof and the Registrant, for the purchase of the shares of Odem Electronic Technologies 1992 Ltd. held by the Jacob and Sara Neuhof.

4.12	Share Purchase Agreement, dated as of November 2, 2004, by and between Telsys Ltd., Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.13*	Share Purchase Agreement, dated as of October 31, 2005, by and between Telsys Ltd. and the Registrant.

4.14	Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.15*	Asset Purchase Agreement and Amendments no. 1 and 2 to Agreement, dated as of July 18, 2005, August 31, 2005 and September 25, 2005, respectively, by and between BOSCom, Consist Technologies Ltd. and Consist International Inc., and Escrow Agreement and Amendment no. 1 to Escrow Agreement between the parties, dated as of July 18, 2005 and August 31, 2005, respectively.

4.16*	Asset Purchase Agreement, Amendment no. 1 to the Agreement and Amendment no. 2 to the Agreement, dated as of October 26, 2005, November 2, 2005, and December 31, 2005, respectively, by and between Qualmax, Inc., BOScom Ltd. and the Registrant; Loan Agreement dated as of December 31, 2005, by and between Qualmax Ltd. and the Registrant; Registration Rights Agreement, dated as of December 31, 2005, by and between Qualmax Inc. and the Registrant; and Form of warrant dated as of December 31, 2005, issued by Qualmax Inc. to the Registrant.

4.17	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

10.2	Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

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

Date: September 7, 2006

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

We have audited the consolidated balance sheets of Odem Electronic Technologies 1992 Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in the United States of America.

Jerusalem, Israel March 25, 2005	Kesselman & Kesselman Certified Public Accountants (Israel) A member of PricewaterhouseCoopers International Limited

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