Form 20-F/A
period 2005-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2006-10-30
CIK 1005516

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F for the year ended December 31, 2005, of B.O.S Better Online Solutions Ltd. (the “Registrant”) includes a revised Item 4 that includes a description of the commercial long term sales agreement between the Registrant’s subsidiary, Odem Electronic Technologies 1992 Ltd. (“Odem”), and the Israel Aircraft Industries Ltd. (IAI) for the supply of electronic components. A copy of this agreement has also been filed as an exhibit to Amendment No. 2. In addition, Amendment No. 2 includes a clarification to the Registrant’s response to Item 15.

This Amendment No. 2 contains the following affected items only: 4, 15 and 19. Other items remain unchanged. Except as described above, this Amendment No. 2 to the Form 20-F continues to speak as of June 28, 2006 (September 7, 2006 with respect to Amendment No.1 thereto) and no other changes have been made to the Annual Report. This Amendment No. 2 does not amend or update any other information set forth in the Annual Report and we have not updated disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Annual Report.

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

4) Discontinued Semiconductors- made by Intel, Fairchild, Harris, Microchip, National, Quality SMC, Texas Instruments, Vantis, Motorola, and more.

In September 2004, Odem entered into a long term sales agreement with the Israel Aircraft Industries Ltd. (IAI) for the supply of certain electronic components through December 2008. The agreement provides for a fixed sales price of components during its term and also requires Odem to hold inventory of products necessary for three months of IAI’s production relating to such components. The agreement does not include a requirement for any minimum purchase quantities by the IAI.

Sales to IAI accounted for 14% of our revenues in the year 2005, however the vast majority of Odem’s sales to the IAI was made pursuant to individual purchase orders rather than under the abovementioned agreement. An interruption in our business relationship with the IAI would materially adversely impact our financial results.

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

Our Connectivity products largest customer is our master distributor located in Phoenix, Arizona, and Odem’s largest customer (IAI) is located in Israel.

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

The Company’s principal executive officer and its principal financial office evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, such principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

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

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1*	Memorandum of Association, as amended.

1.2*	Articles of Association, as amended.

4.1*	Form of Indemnification Agreement between the Company and its officers and directors, as amended.

4.2	Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.3	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.4	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman &Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.5	Management Agreement between Signum Ltd., Adiv Baruch and the Registrant, dated as of January 1, 2004 (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.6	Securities Purchase Agreement and Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.7*	Securities Purchase Agreement and Master Security Agreement, dated as of September 29, 2005, by and between Laurus Master Fund Ltd. and the Registrant (the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-130048).

4.8	Distribution Agreement, dated as of January 15, 2003, by and between BOScom Ltd. and BOSaNOVA Inc. (incorporated by reference to the Company's Annual Report on Form 20-F/A filed on January 6, 2005).

4.9	Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.10	Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.11*	Agreement, dated as of September 29, 2005, by and between Jacob and Sara Neuhof and the Registrant, for the purchase of the shares of Odem Electronic Technologies 1992 Ltd. held by the Jacob and Sara Neuhof.

4.12	Share Purchase Agreement, dated as of November 2, 2004, by and between Telsys Ltd., Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-117529).

4.13*	Share Purchase Agreement, dated as of October 31, 2005, by and between Telsys Ltd. and the Registrant.

4.14	Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.15*	Asset Purchase Agreement and Amendments no. 1 and 2 to Agreement, dated as of July 18, 2005, August 31, 2005 and September 25, 2005, respectively, by and between BOSCom, Consist Technologies Ltd. and Consist International Inc., and Escrow Agreement and Amendment no. 1 to Escrow Agreement between the parties, dated as of July 18, 2005 and August 31, 2005, respectively.

4.16*	Asset Purchase Agreement, Amendment no. 1 to the Agreement and Amendment no. 2 to the Agreement, dated as of October 26, 2005, November 2, 2005, and December 31, 2005, respectively, by and between Qualmax, Inc., BOScom Ltd. and the Registrant; Loan Agreement dated as of December 31, 2005, by and between Qualmax Ltd. and the Registrant; Registration Rights Agreement, dated as of December 31, 2005, by and between Qualmax Inc. and the Registrant; and Form of warrant dated as of December 31, 2005, issued by Qualmax Inc. to the Registrant.

4.17	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

4.18**	Sales Agreement between the Registrant’s subsidiary, Odem Electronic Technologies 1992 Ltd. (“Odem”), and the Israel Aircraft Industries Ltd. (IAI) for the supply of electronic components, dated as of September 19, 2004.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

10.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

10.2*	Consent of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited.

12.1**	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2**	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

* previously filed

** filed herewith

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

Date: October 30, 2006