Form 20-F
period 2006-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2007-06-05
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

20 Freiman Street, Rishon LeZion, 75100, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Ordinary Shares, nominal value NIS 4.00 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,744,798 Ordinary Shares, nominal value NIS 4.00 per share, as of December 31, 2006; and 8,492,213 Ordinary Shares, nominal value NIS 4.00 per share, as of April 30, 2007.

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

Unless the context in which such terms are used would require a different meaning, all references to "BOS", "we", "our" or the "Company" refer to B.O.S. Better Online Solutions Ltd. and it's subsidiaries.

3A. Selected Consolidated Financial Data

The consolidated statement of operations data for B.O.S. Better On-Line Solutions Ltd. set forth below with respect to the years ended December 31, 2006, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006 and 2005, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2003 and 2002,- and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 were audited by Kost, Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Notes to the Financial Statements included in this Form 20-F.

Following the sale of the Communications segment, the Company has accounted for the Communications segment as a discontinued operation. As such, the results of operations, including revenues, cost of revenues, operating expenses and other income and expenses related to the Communications segment for years 2005 and 2004, have been reclassified in the statements of operations and balance sheet as discontinued operations.

On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

Statement of Operations Data: (In US thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2002	2003	2004	2005	2006

Revenues	9,441	5,728	6,919	24,099	20,917
Cost of revenues	2,300	1,455	3,659	17,854	16,200

Gross profit	7,141	4,273	3,260	6,245	4,717
Operating expenses:
Research and development, net	2,182	1,846	669	893	486
Sales and marketing	3,705	2,178	1,015	2,425	2,019
General and administrative	1,697	1,317	1,271	2,667	3,268
Restructuring and related costs	-	678	-	-

Total operating expenses	7,584	6,019	2,955	5,985	5,773

Operating income (loss):	(443)	(1,746)	305	260	(1,056)
Financial income (expense), net	295	109	(158)	(448)	(626)
Other income (expenses), net	(95)	45	-	355	-

Income (loss) before tax on income	(243)	(1,592)	147	167	(1,682)
Tax benefit (taxes on income)	-	-	(20)	(204)	89
Equity in losses of an affiliated company	(570)	(465)	(308)	(1,750)	-
Minority interest in earnings of a subsidiary	-	-	(17)	(223)	-

Loss from continuing operations	(813)	(2,057)	(198)	(2,010)	(1,593)
Net income (loss) related to discontinued operations	(7,674)	2,036	(1,855)	(1,595)	1,685

Net income (loss)	(8,487)	(21)	(2,053)	(3,605)	92

Basic and diluted net loss per share from continuing
operations	$(0.26)	$(0.56)	$(0.04)	$(0.36)	$(0.24)

Basic and diluted net income (loss) per share from
discontinued operations	$(2.46)	$0.55	$0.40	$(0.28)	$0.25

Basic and diluted net income (loss) per share	$(2.72)	$(0.01)	$(0.44)	$(0.64)	$0.01

Weighted average number of shares used in computing basic
net earning (loss) per share	3,117	3,683	4,631	5,616	6,675

Weighted average number of shares used in computing
diluted net earning (loss) per share	3,117	3,683	4,631	5,616	6,793

	As of December 31,
Balance Sheet Highlighted Data:	2002	2003	2004	2005	2006

Cash and Cash Equivalents	5,246	3,872	2,304	2,232	2,033

Working Capital (*)	5,980	5,082	5,195	4,162	3,046

Total Assets	16,485	14,023	22,485	22,646	24,529

Short-term banks loan and current
maturities of long-term bank loans and
convertible note	-	-	1,997	2,625	4,088

Long-term liabilities	794	951	3,380	2,517	2,686

Minority interest in a subsidiary	-	-	809	-	-

Share Capital	3,690	4,309	4,823	6,432	6,571

Additional paid in Capital	41,319	43,247	44,426	47,588	48,330

Shareholders' equity	8,015	10,541	10,048	11,266	12,349

(*)Working capital comprises of:

Current assets	9,525	7,239	12,581	12,233	12,540

Less: current liabilities	3,545	2,157	7,386	8,071	9,494

	5,980	5,082	5,195	4,162	3,046

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of proceeds

Not applicable

3D.	Risk Factors

The following factors, in addition to other information contained or incorporated by reference in this Form 20-F, should be considered carefully. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only risks facing our company. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operation and liquidity. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

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

        We incurred net losses of $3.6 million in 2005, $2.1 million in 2004 and $21,000 in 2003. As of December 31, 2006, we had an accumulated deficit of $42.6 million. In 2006 we had net income of $92,000 which was due to income from discontinued operation of $1.6 million . Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include:

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

        Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, the gross profit margin of our subsidiary, Odem Electronic Technologies 1992 Ltd. (“Odem”), whose sales accounted for 90% of our total sales in 2006, and 75% of our total sales in 2005, tends to fluctuate. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We have limited capital resources and we may encounter difficulties raising capital, which could impede or strategy of growth through mergers and acquisitions.

        Continued expansion by mergers and acquisitions requires additional financial resources and especially working capital. If our efforts to raise capital do not succeed, our efforts to increase our business may be seriously jeopardized.

A significant part of the revenues of our wholly-owned subsidiary, Odem, is from one major customer, Israel Aircraft Industries (“IAI”). Our business relationship with IAI involves the following risks:

—	An interruption in our business relationship with IAI would materially adversely impact our financial results.

        Sales to IAI accounted for 24% of our revenues in year 2006 and 11% in 2005. An interruption in our business relationship with IAI would result in a significant reduction in our revenues and in a write-off of inventory, and would have an adverse effect on our business and results of operations.

—	Significant appreciation in the cost price of electronic components under a long term sales agreement with a fixed sales price with IAI, may materially adversely impact our financial results.

        In September 2004, Odem entered into a long term sales agreement with IAI for the supply of electronic components for two models of business jets. The agreement provides for a fixed sales price of the components during the term of the agreement through December 2008. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results.

—	The relationship with IAI requires us to hold a large inventory, in order to meet its short lead time and delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory, which would materially adversely affect our results of operations.

        Under the agreement with IAI, we are obligated to hold inventory of products necessary for three months of IAI’s production of two models of business jets. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write-offs and write-downs as a result of slow-moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write-offs and write-downs could adversely affect our operating results and financial condition.

We may be unable to maintain and continue developing marketing and distribution arrangements and expand our reach into overseas markets.

        Sales outside Israel accounted for 29% of our total sales in 2006 and 44% in 2005. If we are not able to maintain our existing distribution channels and expand to new international markets, our operating results may be materially adversely affected.In 2006 our sales to the Far East declined to 9.6% of our total sales from 22% in 2005 and we have decided not to focus on this market.

In December 2005, we sold our Communication segment to IP Gear Ltd., a subsidiary of Qualmax Inc.,in exchange for shares of Qualmax Inc. common stock. If Qualmax is not successful in its business,we may lose the value of our investment.

        On December 31, 2005 we closed a transaction for the sale of our Communications segment to IP Gear Ltd., a wholly owned subsidiary of Qualmax Inc., in consideration of common stock of Qualmax Inc.

        On September 18, 2006, Qualmax announced that it had consummated the transfer of all of its assets and liabilities to New World Brands, Inc. (“New World”), in exchange for Series A Convertible Preferred Stock of New World convertible into common stock with approximately 86% of the voting power of New World. The shares of common stock of New World are quoted on the Over the Counter Bulletin Board. Immediately prior to the closing of this transaction, New World sold all of its former business operations.

        In December, 2006, we closed a transaction with Qualmax and its subsidiaries, New World Brands and IPGear, pursuant to which we converted approximately $1.5 million payable to us by Qualmax and IPGear into 5.50652 shares of Series A Convertible Preferred Stock of New World, which are convertible into approximately 16.5 million shares of New World Common Stock, reflecting a conversion rate of $0.09 per one share of Common Stock. Conversion of the Series A Preferred Stock into Common Stock was to take place automatically upon effectiveness of an amendment to New World’s certificate of incorporation authorizing an increase in the number of outstanding shares of Common Stock. On April 27, 2007, New World Brands announced the conversion of all of its outstanding Series A Convertible Preferred Stock into shares of Common Stock.

        In connection with the transaction, we agreed to grant New World, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the New World shares held by us, at prices ranging from $0.12 to $0.24 per share of Common Stock.

        In addition, we agreed to enter into a lock up agreement, restricting the transfer of our share holdings in Qualmax and in New World, for up to two years.

        New World has a limited operating history on which to judge whether or not this company will be successful. If New World is not successful in its business or if New World’s share price is subject to a prolonged decline, we may lose the value of our investment, and be required to record an impairment of the investment, which could materially adversely affect our results of operation.

We have limited order backlog. If revenue levels for any quarter fall below our expectations, our results of operations will be adversely affected.

        We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses level are relatively fixed, or require some time for adjustment. Hence, revenue levels below our expectations will adversely affect our results of operations.

The sales of our Software Solutions segment in the United States depend on one master distributor.In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

        We market Software Solutions in the United States through one master distributor. In 2006 and in 5 our sales of Software Solutions (connectivity products) in the US market accounted for 7% and 11% of our total sales, respectively, and for approximately 21% and 25% of our gross profit, respectively. In the event that we cease working with the master distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

In late 2002 we decided to wind up the business of our subsidiary, Pacific Information Systems, Inc.(“PacInfo”), due to its severe financial situation.

        The wind up process was accompanied by settlements with a majority but not all of PacInfo’s creditors. An action by any of such remaining creditors would result in additional costs to the Company.

        Furthermore, certain actions involving PacInfo, if occurred before the end of 2003, may have triggered a tax event for PacInfo’s former owners (the “Sellers”). In such event, we may be obligated, under the purchase agreement, to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $2 million. The purchase agreement provides that the Company is to receive a security interest in shares of the Company that the Sellers hold at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event we are required to loan such sum to the Sellers, we may also be required to reimburse the Sellers for certain interest on taxes that they may owe. It is possible that the wind up of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in our obligation to loan the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Such a loan and reimbursement may have a material adverse effect on our business condition and results of operations.

Our acquisitions may not always prove successful.

        Over the past years we have pursued the acquisition of businesses, products and technologies and we intend to continue to search for additional growth through mergers and acquisitions. However, our acquisitions have not always proven to be successful. Acquisitions involve a number of risks, including the difficulty of assimilating geographically diverse operations and personnel of the acquired businesses or activities and of maintaining uniform standards, controls, procedures and policies. There can be no assurance that we will not encounter these and other problems in connection with any future acquisitions we may undertake. There can be no assurance that we will ultimately be effective in executing additional acquisitions. Any failure to effectively execute and integrate future acquisitions could have an adverse effect on our business, operating results or financial condition.

We depend on certain key products for a significant part of our gross profit and if sales of these products decline, it would have a material adverse effect on us.

        Our Software Solutions to the IBM midrange computer communications market contributed 28% of our gross profit in 2006 and 39% of our gross profit in 2005. If sales of our Software Solutions were to decline significantly for any reason, or the profit margins on such products were to decrease significantly for any reason (including in response to competitive pressures), our financial results would be adversely affected. Over the past few years there has been a continuous global decrease in sales and revenues from our Software Solutions segment.

        We have recently begun to expand our range of Software Solutions to include generic, platform independent software that is no longer solely based on the IBM System i environment and are also developing and introducing new remote data access communication products. However, there can be no assurance that the planned enhancements or the new developments will be commercially successful, or that we will be able to increase sales of our Software Solutions products.

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

        Our success depends, to a significant extent, on the continued active participation of our executive officers, other members of management and key technical and sales and marketing personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part, on:

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

        We are defendants in a number of lawsuits filed against us, and from time to time in the normal course of our business, may receive written demands for payments from prospective plaintiffs,. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources regardless of their merit. Moreover, we cannot predict the results of all proceedings and there can be no assurance that we will be successful in defending ourselves against them. An unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

We may be obligated to indemnify our directors and officers.

        The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.

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

        One of Odem’s major suppliers accounted for 12% of our purchases in the year 2006 and for 27% of our purchases in the year 2005. An interruption in our business relationship with such supplier would have an adverse effect on our business and results of operations.

New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs.

The industry standards that apply to our software segment products are continually evolving. In addition, since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of industry standards and practices established by various international bodies and industry forums. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. It may take us a significant amount of time to develop and design products incorporating these new standards. There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

        Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company (a “PFIC”) for US federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have grave tax consequences for US shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing US shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to US shareholders if we are subsequently determined to be a PFIC.

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

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

        We have sold and intend to continue to sell our products in markets through distributors in North America, Europe and Asia.

        A number of risks are inherent in engaging in international transactions, including –

—	international sales and operations being limited or disrupted by longer sales and payment cycles,

—	possible problems in collecting receivables,

—	imposition of governmental controls, or export license requirements,

—	political and economic instability in foreign countries,

—	trade restrictions or changes in tariffs being imposed; and

—	laws and legal issues concerning foreign countries.

        If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

The slowdown in technology markets and technology-focused corporations in prior years has had an adverse impact on us and on the value of our shares.

        Our Company, like other technology companies, has been significantly impacted by the market slowdown in the technology industry in prior years. There can be no assurance that the technology market will fully recover or that our operating results will not continue to suffer as a consequence.

Inflation and foreign currency fluctuations significantly impact on our business results.

        The vast majority of our sales are made in US dollars and most of our expenses are in US dollars and New Israel Shekels (“NIS”). The US dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by the devaluation of the NIS in relation to the dollar. Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluations lags behind inflation rate increases in Israel.

If we are forced to repay our short and long term bank loans and secured convertible notes in cash,we may not have enough cash to fund our operations

        Our short and long term bank loans and secured convertible notes contain certain provisions and restrictions, which if violated, could result in the full principal amounts together with interest and other amounts becoming immediately due and payable in cash. If such an event occurred, we might not have the cash resources to repay such indebtedness when due. In connection with the issuance of the notes, we agreed to certain restrictions upon incurring additional indebtedness such as in case of certain mergers and acquisitions. The existence of debt service obligations and the terms and anti-dilution provisions of the notes may limit our ability to obtain additional financing on favorable terms, or at all.

        If the notes are converted and/or the warrants that were issued with the notes are exercised, or if we elect to pay principal and/or interest on the notes with our ordinary shares, a significantly greater number of our ordinary shares will be outstanding and the interests of our existing shareholders will be diluted. If these additional shares are sold into the market, it could decrease the market price of our ordinary shares and encourage short sales although the purchaser of the notes has agreed to not engage in short sales of our ordinary shares. Short sales and other hedging transactions could place further downward pressure on the price of our ordinary shares. We cannot predict whether or how many of our ordinary shares will become issuable as a result of these provisions.

Our assets are subject to security interests in favor of holders of our secured convertible notes.Our failure to repay the secured convertible notes, if required, could result in legal action against us, which could require the sale of all of our assets.

        The repayment of our convertible notes is secured by a first priority floating charge on all of our company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of our right, title and interest in our wholly-owned subsidiaries, BOScom Ltd. and Quasar Telecom (2004) Ltd. If we are unable to repay the secured notes when required, the holders of the notes could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

        We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing, research and development facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks. Certain of our facilities are located in the north of Israel. Israel’s military operations required the drafting of a substantial number of reserve soldiers. In addition, the future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

        Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of the our officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

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

If the Israeli Government programs that we benefit from are reduced or terminated, our taxes may increase.

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

        In order to maintain our eligibility for the tax benefits BOScom receives, BOScom must continue to satisfy certain conditions, including making certain investments in fixed assets and operations and achieving certain levels of export. If BOScom fails to satisfy such conditions in the future, BOScom could be disqualified from receiving the tax benefits pursuant to the Approved Enterprise status.

        The Israeli Government authorities have indicated that the government may reduce or eliminate these benefits in the future. A termination or reduction of certain programs and tax benefits (particularly benefits available to BOScom as a result of the Approved Enterprise status of BOScom’s facilities and programs) would have an adverse effect on the Company’s business and financial condition.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

        Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval is not required if the company that will not survive the merger is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. Shares held by a party to the merger and certain of its affiliates are not counted towards the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies, provided that 30 days have elapsed since shareholder approval was received and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings, and no other shareholder owns a 25% stake in the Company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 45% or more of the voting power at general meetings, unless someone else already holds 45% of the voting power. An acquisition from a 25% or 45% holder, which results in the purchaser becoming a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These rules also do not apply if the acquisition is made by way of a merger.

        The Israeli Companies Law also provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder shall hold more than 90% of the outstanding shares.

        These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company’s securities.

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

        The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2005 through May 2007, the daily closing price of our ordinary shares has ranged from $2.15 to $3.74 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

The Company’s shares may be delisted from the NASDAQ Global Market if it does not meet NASDAQ’s continued listing requirements.

        In late 2002 and early 2003 the Company received notice from the NASDAQ Stock Market that its ordinary shares were subject to delisting from the NASDAQ Global Market for failure to meet NASDAQ’s minimum bid price and shareholders’ equity requirements ($10 million) for continued listing on the Global Market. As a result of the hearing requested by the Company and supplemental information presented by the Company to the NASDAQ Listing Qualifications Panel by the Company, the Panel determined to continue the listing of the Company’s securities on the NASDAQ Global Market pursuant to a detailed exception to the NASDAQ Global Market Rules, and the Company successfully met all the conditions set forth in the exception.

        On August 30, 2004, we received notice from the NASDAQ Stock Market that our ordinary shares were subject to delisting from the NASDAQ Global Market for failure to meet NASDAQ’s minimum market value of publicly held shares requirement ($5 million) for continued listing on the Global Market. On November 4, 2004, we were notified by NASDAQ that we had regained compliance with this requirement.

        On January 25, 2005, we received notice from the NASDAQ Stock Market that we were not in compliance with the minimum $10 million shareholders’ equity requirement for continued listing on the Global Market. Following that notice, on January 28, 2005, we received an additional notice indicating that based on further review of our financial statements as they appeared in our filing on Form 6-K dated January 10, 2005, it was determined that the shareholders’ equity was $10,601,000 on a pro forma basis as of September 30, 2004. Therefore we were in compliance with the stockholders’ equity requirement for continued listing on the Global Market and the matter had been closed.

        On June 2, 2005, the Company again received notice from the NASDAQ Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders’ equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders’ equity requirement for continued listing on the Global Market. The Company was requested to provide by June 17, 2005, its specific plan to achieve and sustain compliance with the listing requirements. The Company subsequently submitted a proposed plan of compliance to NASDAQ based upon completing a previously announced private placement offering of its ordinary shares. On July 11, 2005, the Company was advised by the NASDAQ Staff that contingent upon completion of the private placement by August 11, 2005, the Staff believed that the Company had provided a definitive plan evidencing its ability to achieve and sustain compliance with the listing requirements. The private placement took place in June 2005, and consequently the Company regained compliance with NASDAQ’s minimum $10,000,000 shareholders’ equity requirement for continued listing on the Global Market.

        There can be no assurance that we will be able to meet and continue to meet these or other NASDAQ requirements to maintain our NASDAQ Global Market listing, in which case we will have the right to apply for a transfer of our ordinary shares to the NASDAQ Capital Market.

Item 4:	Information on the Company

4A.	History and Development of the Company

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law 1999 – 5759. We design, integrate and test our products in our facilities in two locations in Israel.

Our executive offices and engineering, development, testing, shipping and service operations are located in two Israeli facilities: in Rishon Lezion and in Yoqneam.

Our telephone number is 972-3-954-1000 and our website address is www.boscorporate.com. Our subsidiary Odem maintains a website showcasing our services in the field of RFID. The website address is www.yourfid.com. The information contained on, or linked from, our website is not a part of this report.

We currently manage our operations through our two wholly-owned subsidiaries:

—	Odem Electronic Technologies 1992 Ltd. which is engaged in the Supply-Chain Solutions segment of our business.

—	BOScom Ltd. that is engaged in the Software Solutions segment of our business; and

On November 18, 2004, we purchased 63.8% of Odem’s issued and outstanding shares from Odem’s shareholders, in consideration of $2,740,000, comprised of cash in the amount of $1,971,000 and $769,000 by the issuance of 290,532 of the Company’s ordinary shares (subject to “lock-up” periods of 2 to 4 years). We purchased an additional 23.9% and 12.3% from the minority shareholders on September 29, 2005 and November 1, 2005, respectively, and thus Odem became our wholly-owned subsidiary. In consideration for the 12.3% of Odem’s shares purchased in November 2005 the Company paid $554,000 in cash and for the 23.9% of Odem’s shares purchased in September 2005 the Company (i) issued 232,603 of the Company’s ordinary shares (subject to “lock up” periods of 2 to 4 years) and paid $716,000 in cash.

In addition, we have an interest in two companies:

(a)     Surf Communications Solutions Ltd. (“Surf”), a developer and global supplier of universal access and network convergence software solutions to the wireline and wireless telecommunications and data communications industries. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf, and converted a convertible loan in the amount of $1,042,000 into Preferred Shares in Surf. As a result of this private placement and conversion of the loan, the Company held 17% of Surf. In March 2003, the Company purchased from Catalyst Investments L.P. (“Catalyst”) most of the Surf shares held by Catalyst as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance.

In September 2005, Surf executed a private placement and in June 2006 the Company invested $300,000 in Surf as part of such private placement, following which we held 7.8% of Surf’s issued and outstanding share capital.

(b)     Qualmax Inc. (Pink Sheets: QMXI.PK) and its subsidiaries New World Brands (OTC: NWBD.OB) and IP Gear Ltd. Qualmax Inc., is an IT solutions provider focused on deployment of best-of breed VoIP, virtual private networks, turnkey network design, wireless connectivity and web. On December 31, 2005, we sold our Communications related property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd., a wholly owned subsidiary of Qualmax.

The consideration paid to the BOS in the transaction was approximately 3.2 million Qualmax shares of common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common Stock as of December 31, 2005, and $800,000 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment with the entire $800,000 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares were issuable to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed segment (“Earn Out Shares”). The maximum number of Earn Out Shares that could further be issued to the Company is approximately 1 million, constituting approximately 5% of Qualmax’s outstanding shares as of June 15, 2006. On June 8, 2006, Qualmax issued to BOS, on account of the abovementioned commitment, 250,000 Earn Out Shares.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1% of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the Qualmax shares and the shares underlying the Warrants. The Company does not have a representative on the Board of Directors of Qualmax.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company provided IP Gear with certain operating services relating to the sold Communications Segment, until December 31, 2006. In accordance with the Agreement, the first three months of services were provided for no charge.

The Company also granted a bridge loan to IP Gear in the amount of $1,000,000. The term of the loan was three years and it bore interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear was to pay only the interest accrued on the loan and monthly principal and interest payments were to commence thereafter. The loan granted to IP Gear was secured by a first priority floating charge, which may be subordinated to a charge in favor of Bank of America, NA in the event such charge is recorded. In addition repayment was guaranteed by Qualmax Inc.

The loan agreement provided that if the disposed segment would incur in the first quarter of 2006, losses that exceed $250,000, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax was to issue to the Company additional shares of Common Stock against such reduction, valued at a predetermined price of $1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, and the principal amount of the loan was reduced to $650,000. In June 2006, Qualmax issued to BOS additional 174,825 shares, further reducing the principal amount of the loan, to $400,000.

In addition, the loan was to be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $4,500,000.

Our Qualmax holdings as of December 31, 2006, equal approximately 18.0% of Qualmax’s issued and outstanding Common Stock, including 250,000 earn-out shares and 419,580 shares issued upon conversions during the first half of 2006, of an aggregate of $600,000 of the bridge loan.

On September 18, 2006, Qualmax announced that it had consummated the transfer of all of its assets and liabilities to New World Brands, Inc. (“New World”, NWBD.OB) in exchange for Series A Convertible Preferred Stock of New World convertible into common stock with approximately 86% of the voting power of New World. The shares of common stock of New World are quoted on the Over the Counter Bulletin Board. Immediately prior to the closing of the transaction, New World sold all of its former business operations.

On January 10, 2007, we announced that we closed a transaction with Qualmax and its subsidiaries, New World Brands and IPGear, pursuant to which converted approximately $1.5 million payable to us by Qualmax and IPGear into 5.50652 shares of Series A Convertible Preferred Stock of New World, which are convertible into approximately 16,500,000 shares of New World Common Stock, reflecting a conversion rate of $0.09 per one share of Common Stock. Conversion of the Series A Preferred Stock into Common Stock was to take place automatically upon effectiveness of an amendment to the New World Brands’ certificate of incorporation authorizing an increase in the number of outstanding shares of common stock. Our registration rights with respect to the Qualmax Shares shall be applied also towards our New World Shares. Our New World holdings as of December 31, 2006 are approximately 4.2% of New World’s issued and outstanding share capital. On April 27, 2007, New World Brands announced the conversion of all of its outstanding Series A Convertible Preferred Stock into shares of Common Stock.

In connection with the transaction, we agreed to grant New World, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the New World shares held by us, at prices ranging from $0.12 to $0.24 per share of Commons Stock.

In addition, we agreed to enter into a lock up agreement, restricting the transfer of our share holdings in Qualmax and in New World, for up to two years.

In November 2006, Mr. Shmuel Koren was appointed to succeed Mr. Adiv Baruch as the Company’s President and CEO. Mr. Baruch continues to serve on the Company’s Board of Directors.

In addition, we appointed Mr. Eyal Cohen as our new Chief Financial Officer, effective January 2007 to replace Mr. Nehemia Kaufman. Mr. Cohen previously served as our controller and prior to that held the position of Chief Financial Officer at Cellact Ltd.

Also, in January 2007, the Company appointed Mr. Yoav Brukner as its new Internal Auditor. Mr. Brukner, a certified public accountant, is a partner with Brukner Ingber, CPA to replace Mr. Shmuel Rozenblum.

We have recently completed the previously announced relocation of our headquarters to the city of Rishon Lezion, in the center of Israel, and of our manufacturing and development facilities to the city of Yoqneam, in the north of Israel.

In April 2007 the Company completed a rights offering in which it raised gross proceeds of approximately $4.4 million. In the rights offering, the Company offered its shareholders rights to purchase its ordinary shares at a subscription price of $2.50 per ordinary share. The rights were traded for one day on both the Nasdaq Global Market and the Tel-Aviv Stock Exchange. The offering ended on April 16, 2007. 1,739,398 ordinary shares were issued pursuant to the rights offering.

4B.	Business Overview

The Company manages its business in two reportable segments, which consist of Software Solutions and the Supply-Chain Solutions. A third segment, Communication Solutions, existed until it was sold in the fourth quarter of 2005.

(a)    Software Solutions Segment.

The Software Solutions segment focuses on developing and providing software solutions that are based on middleware architecture, enabling enterprises to extend their business application capabilities to the Web, Mobile and RFID environments.

The table below summarizes the current offerings of our Software Solutions segment:

Product name	Technology Environment	Target Market

BOSâNOVA -Mobile	IBM System i	Logistics, Out door employees using
	and UNIX	Terminals and Mobile devices
BOSâNOVA -WEB	IBM System i	Customers with branches and employees that are using Laptops
BOSâNOVA -Spooler	IBM System i	Customers conducting web facing projects using Websphere and other web applications servers.
BOSâNOVA -LAN Spooler	IBM System i	Customers with branches who need to control and manage their
	and Microsoft	branches' printers.
BOSâNOVA -Secure	IBM System i	Customers who need to secure the TCP/IP LAN network
e-Twin@x	IBM System i	Customers who are implementing the TCP/IP on their System i and want to keep the Twinax devices.
BOSâNOVA Plus	IBM System i	Customers who want to use their PC as a Twinax terminal.

Safe-T	Generic	Customers that need to transfer large and/or sensitive data files in a secured and managed way.

BOSâNOVA Suite Solution
The Suite solution under BOSâNOVA brand name enables customers to extend compatibility of IBM System i Servers to other environments by implementing a variety of technologies such as Twinax to TCP/IP, WEB and Mobile connectivity.

BOSâNOVA Mobile
Breaking the virtual office boundaries and truly empowering the workforce with an I Series mobility solution. BOSâNOVA Mobile improves branch (inter-) connectivity and overall business continuity by combining the convenience of a mobile device (3.5G ready) with the stability and strength of BOSâNOVA capabilities in the System i environment. We are currently developing new version of our BOSâNOVA Mobile to support the Blackberry devices and also intend to release a new version for the UNIX environment.

BOSâNOVA Web
The System i “Gate” to the WEB is designed to connect external users to the Enterprise’s System i via the web. BOSâNOVA Web extends connectivity to branches and external users at exceptionally low usage and maintenance cost. BOSâNOVA Web provides complete security and encryption capabilities while preserving and supporting all of iSeries capabilities.

BOSâNOVA Spooler
The System i spool printing solution for WEB Application Servers. System i spooled files can be printed and managed from any web environment workstation connected to the organization’s server through the internet. It is easily integrated with existing Web application servers such as IBM WebSphere® and Microsoft IIS®. The BOSâNOVA Spooler has an advanced, flexible mechanism for direction of Telnet Printer Sessions, tailored to the needs of every organization. The server and users are managed easily and economically via the browser-based BOSâNOVA Spooler Administrator Interface.

BOSâNOVA LAN Spooler
A reliable and cost-effective Enterprise print solution for combined environments that is easy to deploy and offers complete control of all print tasks in the network. A Scalable solution that offers centralized configuration and management of multiple LAN spoolers in the corporate network, transgressing locations & branches.

BOSâNOVA Secure
The comprehensive solution for encrypted System i emulation over TCP/IP networks. Secured TN5250 emulation capabilities are delivered to any PC Workstation connected to a TCP/IP network, implementing SSL and SSO (Single Sign ON by Kerberos). This security emulation is an evolution of the original BOSâNOVA TCP/IP product. BOSâNOVA TCP/IP customers can implement the SSL and SSO features by adding BOSâNOVA Secure to their existing BOSâNOVA TCP/IP client(s).

e-Twin@X controller
This product provides TCP/IP over Twinax connection to local and remote System i, adding the benefits of a Local Area Network to existing Twinax infrastructure. This product eliminates the difficulty of maintaining System Network Architecture and Anynet protocols, replacing them with fast, state-of-the-art Transmission Control Protocol / Internet Protocol (TCP/IP).

BOSâNOVA Plus
An enhanced version of the Native Plus card that consists of a Twinax adapter card with feature-rich 5250 display/printer emulation software for either DOS, 16- or 32-bit Windows complete with 32-session APPC display/printer emulation software. This product is based on an IBM compatible Twinax card with 5250 Stealth Technology™.

BOS Generic Solutions

Recently we have begun to expand our range of software solutions to include generic, platform independent software that is no longer solely based on the IBM System i environment in order to diversify our Software segment offerings.

Safe-T

Our Safe-T product, launched in May 2007 , delivers and manages secure File transfers for enterprise customers. Safe-T is a server based solution that provides organizations a holistic approach to their file transfer needs. Safe-T uses revolutionary compression technology that ensures fast transmission of the data that is secured by encrypting the transmission channel or the data itself. The recipient has no need for client software, eliminating the need for costly support or maintenance.

Safe-T manages recipients and the way they are authenticated and monitors and reports on all corporate file transfer activity allowing accountability.

Software RFID Server

We are currently developing an RFID server, which will be a middleware between the Enterprise Application system and the RFID equipments (Reader and Tags). This server will enable customers to integrate their RFID environment directly with their ERP application and receive the RFID data in Bach mode or in an on-line mode, depending on their business needs.

(b)    Supply-Chain Solutions Segment

Our Supply-Chain Solutions segment, provides, through Odem, solutions in RFID (Radio Frequency Identification Devices), semiconductors, electronic components, CCD (Charge – Coupled Devices), imaging, networking, telecom and automation. Odem is a major solution provider and distributor of electronic components and advance technologies in the Israeli market.

We constantly seek growth opportunities by developing new marketing channels for our products in North America, Europe and emerging markets in Eastern Europe, Asia-Pacific and South America. We intend to continue to raise funds in order to expand operations and capitalize on merger and acquisition growth opportunities.

Below is a description of our Supply-Chain product line.

(b1)	Radio Frequency Identification Devices (RFID) solutions

RFID is the use of radio frequencies to read information from a small device known as a tag that can be sensed at a distance by radio frequencies. The tag can be any small device such as pendants, beads, nails, labels, microwires and fibers. According to a research entitled “RFID Forecasts, Players & Opportunities 2007-2017", which was released on February 2007 by IDTechEX, a knowledge based company specializing in providing independent marketing, technical and business advice and services on RFID smart labels, the total RFID market value (including all hardware, systems, integration etc.) across all countries is expected to reach $4.96 Billion in 2007. We believe that the future years shall bring another new development – the tagging of high volume items – notably consumer goods, drugs, and postal package – at the request of retailers, military forces and postal authorities.

In 2004, our Supply-Chain division started to provide products and solutions in the field of RFID and successfully implemented an RFID solution in the Maccabia sports event. On January 10, 2007, we announced that we had entered into an agreement with Environmental Solutions Europe Holdings B.V. (“ESE”) for the supply of RFID tags for tagging garbage bins and collection containers. ESE is a major provider of waste management services in Europe.

At the beginning of year 2007 we launched a website, www.yourfid.com for our RFID customers.

(b2)	Electronic Components

We supply and distribute electronic components to the electronic and technology industries in Israel and globally and represent suppliers of components in five categories:

1)     Active Components – semiconductors, transistors, detectors, diodes, integrated circuits, hybrid modems, cellular components, communication ICs, memories, displays, and LEDS;

2)     Passive Components – capacitors, thermistors, varistos, oscillators, crystals, resistors, C-DC converters, and power supplies;

3)     Electro-mechanical Components – relays, connectors, circuit breakers, filters, transformers, plugs, thermostats, switches, etc. In March 20, 2007 we announced that Odem’s appointment as a non-exclusive sales representative of Sensata Technologies Inc. (previously Texas Instruments Sensors & Controls) was expanded to include the territories of Turkey, Greece and Asia.

4)     Discontinued Semiconductors- made by Intel, Fairchild, Harris, Microchip, National, Quality SMC, Texas Instruments, Vantis, Motorola, and more.

5)     Supply-Chain – a complete components supply chain solution offered by Odem to its customers. This program accommodates the preference of hi-tech customers to work with a limited number of suppliers that will be able to provide a comprehensive solution to their needs, covering the entire range of components.

A significant part of the revenues of Odem, is from one major customer, Israel Aircraft Industries (“IAI”). Sales to IAI accounted for 24% of our revenues in the year 2006 and for 14% of our revenue in 2005. The vast majority of Odem’s sales to the IAI was made pursuant to individual purchase orders. In May 9, 2007, we announced that Odem received orders of about $1.5 million from IAI for a components supply chain program. An interruption in our business relationship with the IAI would materially adversely impact our financial results.

(b3)	Data systems

Odem provides full access solutions for IT and telecommunications (LAN/WAN) applications, selling communication servers, multi-protocol print servers, server adapters, USB products, switches, fiber optics equipment, ADSL and XDSL routers, modems, VoIP, storage equipment, ATM devices, and more.

(b4)	Image Processing Products

Odem markets image processing products, charge-coupled-device (CCD) and CMOS imaging technologies. The products and technologies Odem markets in this field, such as CCD & CMOS sensors, line and area scan and camera interface items, are used in applications of management and quality control in production lines for products such as semiconductors, PCBs, and textiles.

In 2006 and 2005, 90% and 84% of our sales were attributable to sales of the Electronic Components Solutions segment.

Marketing, Distribution and Sales

We market our products primarily to medium and large sized corporations through a combination of direct sales, indirect distribution and original equipment manufacturers.

In the United States, we market our Software solutions through one master distributor located in Phoenix, Arizona, which coordinates the midrange connectivity-related marketing efforts of dozens of distributors and resellers, and also offers technical support and after-sales service. Odem (Supply-Chain solutions) markets its products and services in the United States through a wholly owned company, Ruby-Tech, Inc., located in Sherbourn, Massachusetts.

In Europe, we market our Software solutions through local distributors that provide pre and post sales support. Products sold in the rest of the world are serviced from our headquarters in Israel.

We further rely on peripheral product distributors who offer our products along with other products for the IBM midrange market. We also rely on value added resellers who offer system sales and installation, which include a variety of our products. In addition, we heavily depend upon our own marketing resources operating from Israel.

Our Software solutions’ largest customer is a master distributor located in Phoenix, Arizona, and Supply-chain solutions’ largest customer is located in Israel.

Our Company’s sales fluctuate seasonally, with the third quarter sales affected (set back) by vacations in Europe and the holidays in Israel, and December and January sales are affected (set back) by the Christmas season. Revenues of our subsidiary, Odem, fluctuate in as a result of changes in the security conditions in Israel.

The following table sets forth our revenues (in thousands of US$) from the continuing operations, by major geographic area, for the periods indicated below:

	2006	%	2005	%	2004	%

United States	2,848	14	3,439	14	3,251	47

Europe	1,173	6	1,171	5	600	9

Far East	2,019	10	6,083	25	701	10

Israel and others	14,877	70	13,406	56	2,367	34

Total Revenues	20,917	100	24,099	100	6,919	100

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

On May 10, 2006 the Company received a written demand from IDEAL Software GmbH, a German corporation, in which it claims that the Company owes it €1.13 million for unpaid license fees. On June 11, 2006 the Company filed with the Haifa District Court in Israel a claim against IDEAL. On January 10, 2007, we announced that we entered into a settlement of this dispute, pursuant to which, on December 21, 2006, we paid IDEAL an amount of €110,000, and agreed to withdraw the claim we filed against IDEAL.

Competition

Software Solutions:

The Software Solutions market is subject to rapidly changing technology and evolving standards incorporated into personal computers, networks and host computers. BOScom’s products compete with products that have already been on the market for a number of years and are manufactured by competitors, most of which have substantially greater financial, marketing and technological resources and name recognition than ours.

Our competitors include IBM, Perle, Advanced Business Link, IGEL, CLI PowerTerm, NLynx, NetManage, Attachmate, and Seagull, Adobe, Optio and Formscape.

Supply-Chain Solutions:

The common practice in the industry is that suppliers and manufacturers usually grant a non-exclusive representation right in a specific territory. As long as sales reach a reasonable level and the relationship between the parties is good, the supplier will usually not grant another representation in the agreed territory.

Although most of Odem’s representation agreements are not on an exclusive basis, in most cases it does not have a local competitor who distributes components from the same source. However, there may be competition in case of similar components made by other manufacturers. In October 2005, Odem’s major supplier to the Far East market opened headquarters in China, causing a substantial decrease in Odem’s sales to the Far East.

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

Odem currently represents 45 overseas suppliers, of which 30 are electronic components suppliers, 5 are suppliers of IT equipment, 5 are suppliers of market image-processing products and 5 are suppliers of RFID tags.

The electronic market is characterized by multiple agents and distributors. Three local electronic component competitors – Telsys Ltd., Nisco Projects Ltd. and STG International Electronics (1981) Ltd., are publicly traded on the Tel Aviv stock exchange. Other large and influential competitors, which are active in the electronic components and data market are Eastronics Ltd., Arrow/Rapac Ltd., Avent Components Israel Ltd., Chayon Group Ltd., and C.M.S. Compucenter Ltd. There is an increase in the number of distributors that are owned by international companies.

In the international market, Odem’s competitors are mainly Airtechnics, Inc., Flame enterprise Inc., Norstan electronics Inc. and Peerless Electronics Inc. Our sales in the international market are through middle channels and not directly to the customers.

In the RFID market our main competitors are Moba mobile automation AG, Hewlett-Packard Company and Dymex Inc.

Strategy

The Company’s vision is to become a leading provider of integrated RFID and Software Solutions for enterprises in the western markets.

The Company’s strategy is to develop RFID and software applications and to build sales platform, which will enable us to sell in the western markets. In order to achieve our vision and strategy, we may acquire technologies and sales channels.

The key elements of our strategy are as follows:

—	Continue to expand our range of software solutions to include generic, platform independent software that is no longer solely based on the IBM System i environment, in order to diversify our Software Solutions segment offerings.
—	Increase representations: we continuously search for additional manufacturers to represent through our Supply-Chain Solutions division.
—	Expand our marketing network: we intend to increase our marketing presence in the Western markets, through the use of acquisitions, the engagement of additional independent distributors and original equipment manufacturers as well as our own sales representatives.
—	Acquisition of RFID applications to be sold through our existing and future channels.
—	Acquisition of companies or businesses that will increase our sales channels in Western markets.

Exchange Controls

See Item 10D.

For other government regulations affecting the Company’s business, see Item 5, under ‘Grants and Participation’.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

1)     BOScom Ltd.;

(2)     Odem, which we purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, our holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market; and

(3)     Quasar Telecom, which obtained the assets BOS acquired in September 2004 from Quasar Communication Systems Ltd. The assets of Quasar Telecom were sold to IP Gear Ltd., a subsidiary of Qualmax Inc. as part of the sale of the Communications Segment in the fourth quarter of 2005.

In the U.S.:

(1)     Ruby-Tech Inc., a wholly owned subsidiary of Odem;

(2)     Lynk USA Inc., a subsidiary of BOS, and its subsidiary PacInfo (both Delaware corporations) and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation; and

(3)     BOS Delaware Inc. a Delaware corporation.

In the U.S., only Ruby-Tech is still operational.

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

The Company also has an interest in Surf Communication Solutions Ltd. in which it has been investing since 1997, and in Qualmax Inc. and its subsidiary New World Brands Inc. in which it has been invested since December 2005.

4D.	Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are currently located in two Israeli facilities (Rishon Lezion and Yoqneam), and occupy a total of approximately 1,719 square meters. BOS occupies 537 square meters in Rishon Lezion, pursuant to a lease which expires in January 2012. Odem occupies 792 square meters in Rishon Lezion, of which 302 square meters are owned by Odem and the remaining space is rented pursuant to lease agreements for various periods, with terms that expire within one to three years. BOScom occupies a total of 390 square meters in Yoqneam, pursuant to leases that expire within one to three years. The current monthly rental fee for these lease agreements amounts to $9,134.

Our average monthly rental fee in 2006 and 2005 amounted to $10,000 and $16,000, respectively.

The facilities in Yoqneam are located in a part of Israel, which has been designated by the government as a “Development A” area. This designation relates to the benefits available to us as an “Approved Enterprise” under Israeli law, that entitles us and our shareholders to reduced income tax rates on our income and on dividend distributions.

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

Critical accounting policies

Use of Estimates

The preparation of our financial statements required the Company to make estimations and judgments, in accordance with U.S. GAAP, that affect the reporting amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, and legal contingencies on an ongoing basis. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Consolidated Financial Statements for the year ended December 31, 2006. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2006.

Investment in an affiliated company

An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

If there is a sudden and significant decrease in the fair values of our investments in affiliate companies, we may be required to write off part of our investments due to impairment. The Company’s investment in an affiliated company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). The Company’s investment in Surf has been included as an affiliated company until September 30, 2005 (see note 6 to the Consolidated Financial Statements for the year ended December 31, 2006).

During 2005, an impairment of $1,385,000 has been recorded in “equity in losses of an affiliated company” in the statement of operations. In 2006 and 2004, based on management’s analysis, no impairment losses were identified.

Investment in other companies

Investment in companies are investments through which the Company is not able to exercise significant influence over the investee’s financial policies and which do not meet the fair value availability criteria of FAS 115 (“readily determined sales price currently available on a security exchange”), consequently such investments are accounted for by the cost method. The Company’s investment in such companies is reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with APB No. 18. No impairment has been identified during 2003 through 2006.

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

We have adopted SFAS No. 142 “Goodwill and Intangible Assets” issued in July 2001. Pursuant to SFAS No. 142 goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have definite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary.

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

The Company did not have any impairment losses for the years ended December 31, 2006, 2005 and 2004 and recorded an impairment charge on account of fixed assets which amounted to $110,000 for the year ended December 31, 2003.

Inventory

Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials – moving average cost method. Products in progress and finished products – on the company’s standard pricing basis (see also Note 4 to the Consolidated Financial Statements for the year ended December 31, 2006). If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

Revenue Recognition

The Company sells its Supply-Chain products mainly through direct sales and the Software Solutions products mainly through distributors and resellers channels.

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

Legal contingencies

The Company has been a party to various legal proceedings in the normal course of its business. The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and a corresponding provision was recorded in this respect. For additional information see “Legal Proceedings”. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of these proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company’s future results of operations and financial position.

Stock based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The fair value for options granted in the year 2006 was estimated on the date of grant using a Black-Scholes Option Pricing Model, with the following weighted average assumptions:

Risk free interest	4.91%
Dividend yield	0%
Volatility	78%
Expected term (in years)	3

Functional currency

Odem’s functional currency as of December 31, 2004, was other than the U.S. dollar and was translated into U.S. dollars. Beginning April 1, 2005, Odem’s functional currency became the U.S. dollar, due to significant changes in circumstances which indicated a functional currency change. These changes included:

—	Transition of budget planning and business performance measurement from New Israeli Shekels (NIS) to U.S. dollars, as a result of Odem’s integration with BOS.
—	Majority of Odem revenues and expenses became permanently linked to or paid in U.S. dollars.

In accordance with FAS 52, “Foreign Currency Translation” and since the functional currency changed from a foreign currency to the reporting currency, U.S. dollars, the translation adjustments as of March 31, 2005, prior to the change have not been removed from equity and the translated amounts for non monetary assets as of March 31, 2005, prior to the change became the accounting basis for those assets in the periods starting April 1, 2005.

Discontinued operations

On December 31, 2005, we sold our Communications related property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd., a wholly owned subsidiary of Qualmax.

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses of the discontinued operations have been reclassified in the statements of operations as discontinued operations. The Company’s balance sheet reflects the net assets and liabilities of the discontinued operations as assets and liabilities related to discontinued operations.

5A.	Results of Operations

Comparison of 2006 and 2005

Revenues of 2006 were $20,917,000 compared to $24,099,000 in 2005. Revenues of the Supply-Chain segment decreased from $20,203,000 in year 2005 to $18,859,000 in year 2006 as a result of our strategic decision to move out of the Far East market due to increased competition. As a result, 2006 revenues to the Far East were reduced by $4,100,000 as compared to year 2005.

Revenues of Software solutions segment decreased from $3,926,009 in year 2005 to $2,058,000 in year 2006 as a result of continued weakness in the sales of BOSâNOVA Suite Solution to IBM System i environment. We have begun to expand our range of software solutions to include generic, platform independent software that is no longer solely based on the IBM System i environment. Our first product, Safe-T, was launched in May 2007. In the coming months we intend to expand our BOSâNOVA Mobile to support Blackberry devices and UNIX environment, as well. In addition, 2005 revenues included revenues of $864,000 attributed to non profitable product lines that were sold during that year. Excluding the effect of the revenues attributed to the Far East and to the sold product lines, 2006 revenues reflect a 10% increase over the revenues of 2005.

Gross profit for 2006 was $4,717,000 (gross margin of 23%) compared to $6,245,000 (gross margin of 26%) for 2005. The decrease in gross margin results from a decrease in the revenues of the Software Solutions segment which has a relatively high gross margin. Software Solutions revenues decreased from $3,926,000 (gross margin of 62%) in year 2005 to $2,058,000 (gross margin of 65%) in 2006. Our future gross margins may be lower than what we experienced during 2006 in case the portion of the Software segment revenues as compared to the Supply-Chain revenues continues to decrease.

Research and development expenses for 2006 were $486,000 compared to $893,000 for 2005. The decrease in research and development expenses results from the sale of the Software Utilities product line during 2005, with respect to which research and development expenses in 2005 were $378,000.

Selling and marketing expenses for 2006 were $2,019,000 compared to $2,425,000 in 2005. The decrease in selling and marketing expenses results primarily from the sale of the Software Utilities product line during 2005, with respect to which selling and marketing expenses in the year 2005 were $226,000.

General and administrative expenses for 2006 were $3,268,000 compared to $2,667,000 in the year 2005. General and administrative expenses for 2006 includes shares based compensation cost in the amount of $727,000 compared to $348,000 in 2005.

As a result of the above, operating loss in year 2006 amounted to $1,056,000 compared to operating income of $260,000 in year 2005. Operating loss of the Software Solutions segment amounted to $35,000 in year 2006 compared to an operating profit of $235,000 in year 2005. Operating loss of the Supply-Chain segment amounted to $64,000 in year 2006 compared to an operating profit of $727,000 in year 2005

Financial expenses for 2006 were $626,000 compared to $448,000 in 2005. The increase is attributed mainly to the sale of an additional convertible note in principal amount of $1,500,000 to Laurus Master Fund Ltd. (“Laurus”) in August 2006.

Tax benefit in 2006 amounted to $89,000 compared to taxes on income of $204,000 in 2005. The tax benefit and tax on income are related to the taxable income of our subsidiary, Odem.

Equity losses of an affiliated company in 2005, refers to our investment in Surf. In September 2005, Surf completed a private placement that diluted the Company’s holdings to 8.7% of Surf’s issued and outstanding share capital. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment is accounted for based on the cost accounting method.

In June 2006, as part of an investment round, the Company invested $300,000 in Surf, following which it holds 7.8% of Surf’s issued and outstanding share capital as of December 31, 2006.

Minority interest in earnings of a subsidiary in 2005 refers to the Company’s investment in Odem, which as of November 1, 2005, became a wholly-owned subsidiary of the Company.

Loss from continuing operations in 2006 amounted to $1,593,000 compared to a loss of $2,010,000 in 2005. On a per share basis, the basic and diluted loss per share from continuing operations in 2006 was $0.24, compared to $0.36 in 2005.

Income (loss) from discontinued operations is attributed to the operational results of the Communication segment that was sold in 2005. On a per share basis, the basic and diluted earning per share from discontinuing operations in 2006 was $0.25, compared to loss $0.28 in 2005.

Basic and diluted net earning per share in 2006 was $0.01, compared to net loss of $0.64 in 2005.

Comparison of 2005 and 2004

Revenues for 2005 were $24,099,000 compared with $6,919,000 in 2004, a 248% increase, which is mainly due to the consolidation, starting from November 18, 2004, of the results of operation of Odem (related to the Supply-Chain segment).

The Supply-Chain segment accounted for $20,253,000 (or 84% of our consolidated revenues) in 2005, out of which the sales to the Far East accounted for $6,083,000 (or 25% of our consolidated revenues in 2005). In the second half of 2005 we began to implement our strategic decision to move out of the Far East market, and focus on expanding our presence in the Western markets. This resulted in a decrease in the sales to the Far East, which was partially offset by growth in local sales.

The Software Solutions segment accounted for $3,926,000 (or 16% of our consolidated revenues) in 2005. These revenues include $864,000 related to the Software Utilities product line product line that was sold during 2005 and Thin Client product line that was closed at the beginning of 2005. Gross profit in 2005 totaled $6,245,000 representing 26% of revenues, compared with $3,260,000, constituting 47% of revenues in 2004. The major reason for the decrease in the gross margin was the consolidation, starting from November 18, 2004, of the results of operation of Odem whose gross profit represents 19% of revenues (see also Note 18 of the Consolidated Financial Statements).

Net research and development costs in 2005 amounted to $893,000 compared to $669,000 in 2004. The increase was attributed mainly to research and development costs in 2005, related mainly to our Software Utilities product line.

Sales and marketing expenses increased to $2,425,000 compared to $1,015,000 in 2004, mainly due to the consolidation, starting from November 18, 2004, of the results of operation of Odem.

General and administrative expenses increased to $2,667,000 in 2005 from $1,271,000 in 2004, mainly due to the consolidation, starting from November 18, 2004, of the results of operation of Odem.

As a result of the foregoing, our operating income in 2005 was $260,000 compared to an operating income of $305,000 in 2004.

Financial expenses amounted to $448,000 in 2005 compared with expenses of $158,000 in 2004. The major reason for the increase from 2004 was related to the convertible note (see also Note 13 to the Consolidated Financial Statements) and to the consolidation, starting from November 18, 2004, of the results of operation of Odem whose bank loans as of December 31, 2005 amounted to $2,316,000.

Other income for 2005 includes capital gains of $355,000 related mainly to the sale of the Software Utilities product line during year 2005.

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

As a result, net loss from the continuing operations for 2005 amounted to $2,010,000 compared to loss of $198,000 in 2004. On a per share basis, the net loss from the continuing operations in 2005 was $0.36 per share compared with a -$0.04 net loss per share in 2004. (For details regarding computation of net loss per share, see Note 17b to the Consolidated Financial Statements).

The total net loss for 2005 was $3,605,000, compared with loss of $2,053,000 in 2004. On a per share basis, the net loss in 2005 was $0.64 per share compared with a $0.441 net loss per share in 2004.

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

In the years ended December 31, 2006, 2005, 2004, 2003, 2002 the inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was 8.1%, (4.5)% 2.8%, 5.7%, and (0.8)%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.225, NIS 4.44, NIS 4.603, NIS 4.308, NIS 4.379, and NIS 4.737, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in2006, 2004, 2003 and decreases in 2005, 2002 and 2001.

Effective Corporate Tax Rate

Pursuant to an amendment to the income Tax Ordinance, approved by the Israeli parliament on July 25, 2005, Israeli companies are generally subject to income tax on their taxable income at the rate of 35% for the year 2004, 34% for 2005, 31% for 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for year 2010 and thereafter.

The effective tax rate payable by a company such as ours which derives part of its income from an “Approved Enterprise,” may be considerably less. See Note 17b to the Consolidated Financial Statements for the year ended December 31, 2006, and Tax Benefits under the Law for the Encouragement of Capital Investments, 1959 ahead. Subject to relevant tax treaties, dividends or interest received by an Israeli corporation from subsidiaries are generally subject to tax (unless the subsidiary’s income is subject to Israeli corporate tax) regardless of its status as an Approved Enterprise. Odem and Quasar Telecom operations are subject to regular income tax rates.

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

Under the terms of the grants we received from the OCS, we are obligated to pay royalties of 3.5% on sales of products incorporating know-how developed within the framework of each funded program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the date the grants received.

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

The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the significant stockholders of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future.

We recognized grants in the amount of $27,000 in 2006, $296,000 in 2005 and $492,000 in 2004.

As of December 31, 2006, the Company has an outstanding contingent obligation to pay royalties in respect of OCS grants, in the amount of approximately $3,430,000, compared to $3,500,000 as of December 31, 2005.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received at the date the grants received. As of December 31, 2006, the Company has an outstanding contingent obligation to pay royalties of $89,000 with respect to these grants, compared to $110,000 on December 31, 2005.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also “Risk Factors”.

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

There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks. Certain of our facilities are located in the north of Israel near the City of Haifa. Israel’s military operations required the drafting of a substantial number of reserve soldiers.

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

We finance our activities by different means, including equity financings, short and long-term loans, and income from operating activities.

As of December 31, 2006, the Company’s long and short term credit, net of convertible note issuance expenses, amounted to $5,259,000, of which $2,949,000 is credit from Israeli banks and the convertible notes issued to Laurus accounts for the remainder. In March, 2007 we converted $1,400,000 in short term bank loans into long term bank loans. There are no restrictions on the use of the loans proceeds, but the Company is subject to certain limitations related mainly to financial ratios.

As of December 31, 2006 we had $2,033,000 in cash and cash equivalents.

Net cash used in operating activities from continuing operations in 2006 was $1,953,000 compared to $2,257,000 in 2005.

During 2006, cash provided by investing activities from continuing operations amounted to $631,000 as compared to $610,000 in 2005. In both periods, the cash provided by investing activities results mainly from redemption of marketable securities.

Net cash provided by financing activities in 2006 amounted to $1,676,000, which relates mainly to proceeds from short term bank credit and convertible notes. Net cash provided by financing activities amounted to $4,159,000 in 2005, mainly as a result of the issuance of a Convertible Note and short term bank loans in the net amount of $2,179,000 and proceeds from issuance of shares in the amount of $2,090,000.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier credit, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2006, our average trade receivables’ and trade payables’ aging days are 74 and 51 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

We believe that our cash resources are sufficient to meet our operating needs for at least the next 12 months. In April 2007, the Company completed a rights offering in which it raised gross proceeds of approximately $4.4 million. In the rights offering, the Company offered its shareholders rights to purchase its ordinary shares at a subscription price of $2.50 per ordinary share. It is our intention to seek to raise additional equity and debt financings, to fund additional product development, establish distribution channels in new markets and for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

Laurus Convertible Note Financings

On June 10, 2004 the Company entered into a Securities Purchase Agreement with Laurus, under which the Company issued and sold to Laurus in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 and (ii) a Warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share. The Warrant is exercisable, in whole or in part, until June 10, 2011. The Note bore interest at a fluctuating interest rate equal at all times to the WSJ prime rate plus 3%, subject to reduction in any particular month, if the average closing price of our ordinary Shares for any five consecutive trading days, exceeds the conversion price by at least 25%. The proceeds from the private placement were used for general working capital purposes and/or mergers and acquisitions.

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

The principal amount of the Note was repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600, and the note provided that it may be paid in cash or, subject to certain conditions, in ordinary Shares. Interest on the Note was payable monthly and the note provided that it may be paid in cash or, subject to certain conditions, in Ordinary Shares. Furthermore, each month, Laurus could have elected to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. The conversion of the note and exercise of the warrants are limited by certain restrictions. In any event, the number of ordinary shares issuable under the note and/or the warrants shall not exceed an aggregate of 833,085 ordinary shares (subject to certain adjustments). On March 23, 2005, after Laurus elected to convert $308,000 of the principal sum of the convertible note, Laurus was issued 100,000 ordinary shares of the Company. On July 14, 2005, Laurus completed the conversion of the balance of the principal, which had not been previously converted or repaid, and the accrued interest, into an additional 540,293 ordinary shares, for approximately $1.58 million.

Pursuant to its undertaking in the Registration Rights agreement with Laurus the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that were issued upon conversion of the Note and that shall be issued upon exercise of the Warrants. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, we paid Laurus liquidated damages until March 11, 2005, in the amount of $92,000.

On September 29, 2005, the Company entered into a Second Securities Purchase Agreement with Laurus, under which the Company issued to Laurus in a private placement (i) a Secured Convertible Term Note of a $1.5 million principal amount, due September 2008, and (ii) a Warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share. The Note is convertible into ordinary shares at a price of $3.08 per share. As a result of the price per share in the rights offering described below (that was completed on April 16, 2007), the conversion price of the convertible note was reduced to $2.97 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $15,000 eventually increasing to $55,200. The Note bears interest at a fluctuating interest rate equal at all times to the WSJ prime rate plus 1.5% which is subject to reduction under certain conditions. The interest on the note is payable in monthly installments, together with the principal monthly repayment. The principal amount and the interest accrued may be paid, subject to certain conditions, in ordinary shares. Each month, Laurus may elect to convert all or a portion of the convertible note monthly payments (comprised of principal amortization and interest) into ordinary shares. If the market price of the ordinary shares at the time of payment is at least 10% greater than the conversion price per ordinary share, the monthly payment shall be made in the form of ordinary shares.

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

Pursuant to its undertaking in the Registration Rights Agreement with Laurus, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006, and no penalties were incurred.

On August 16, 2006 the Company entered into and closed an additional financing transaction with Laurus. The financing consisted of a $1.5 million Secured Convertible Term Note with a term of three years. In addition, BOS granted to Laurus a Warrant to purchase up to 73,052 Ordinary Shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 per share for the first 24,351 Ordinary Shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder.

The Note bears interest at a fluctuating interest rate, which begins at the Prime rate plus 1.5%.

The conversion rate under the Note is $3.08 per share for the first $500,000 of principal amount payable thereunder and $4.08 for any additional amount payable thereunder (subject to adjustment). As a result of the price per share in the rights offering described below (that was completed on April 16, 2007), the $3.08 conversion rate was reduced to $2.97 and the $4.08 conversion rate was reduced to $3.78. The principal amount of the Note is repayable in monthly installments commencing as of December 1, 2006, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. The Note is secured by a security interest in certain assets of the Company. The proceeds from the private placement were to be used for general working capital purposes and/or mergers and acquisitions.

The Company also entered into a Registration Rights agreement with Laurus pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of Ordinary Shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on December 5, 2006, and no penalties were incurred.

In the case of both the Note issued in September 2005 and the Note issued in August 2005, the following provisions apply:

(a)     The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula;

(b)     The Note is secured by a first priority floating charge on all of the Company’s assets and by a first priority fixed charge on all of the Company’s right, title and interest in its wholly-owned subsidiaries, BOScom Ltd. and Quasar Telecom (2004) Ltd.; and

(c)     Conversion of the Note and exercise of the Warrants are limited such that at no time shall the Note be convertible (or the Warrants be exercised) into that number of ordinary shares which, when added to the number of ordinary shares otherwise beneficially owned by Laurus, exceed (i) 4.99% of the Company’s outstanding ordinary shares, or (ii) 25% of the aggregate dollar trading volume of the ordinary shares for the 30-day trading period immediately preceding the conversion or exercise notice. These limitations expire, however, in an event of default under the Note or with 75 days prior notice by Laurus, provided that in no time shall Laurus’ beneficial ownership of ordinary shares exceed 19.9% of our ordinary shares. In addition, the number of ordinary shares issuable under the September 2005 Note, the August 2006 Note and the related Warrants shall not exceed an aggregate of 1,270,720 ordinary shares.

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

Rights Offering

In April 2007 the Company completed a rights offering in which it raised gross proceeds of approximately $4.4 million. In the rights offering, the Company offered its shareholders rights to purchase its ordinary shares at a subscription price of $2.50 per ordinary share. The rights were traded for one day on both the Nasdaq Global Market and the Tel-Aviv Stock Exchange. The offering ended on April 16, 2007.

5C.	Research and Development

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities.

Our research and development efforts have been focused on Communication Solutions (until sold in December 2005) and on Software Solutions. We intend to finance our research and development activities with our own resources and through funds from the Office of Chief Scientist (“OCS”) of Israel’s Ministry of Industry, Trade and Labor.

5D.	Trend Information

Commencing the second half of year 2003 we completed the transfer of sales and marketing activities of Software solutions from our subsidiaries abroad to distributors and resellers. This trend is continuing with respect to the Software segment by increasing the number of distributors and resellers in order to deepen our penetration in existing markets such as the Western markets.

In the Software Solutions segment, the trend of customer immigration from IBM iSeries to different systems has continued. In response we continue to expand our range of software solutions to include generic, platform independent software that is no longer solely based on the IBM System i environment, in order to diversify our Software Solutions segment offerings. As we execute our strategy to diversify of Software Solutions line of products, our research and development expenses are expected to increase.

In the second half of year 2005 and during the first half of year 2006, Odem faced a trend of decrease in its sales to the Far East, which is partially offset by growth in local sales. This trend has an impact on the growth of our revenues and on our working capital, inter alia due to the fact that the credit days offered to local Israeli customers are higher than those for customers in the Far East.

Our gross margin in year 2006 was lower than what we experienced during year 2005 as a result of a decrease in the proportion of revenues generated by Software solutions that carried a gross margin of 65%, to revenues of the Supply-Chain solution that carried gross margins of 18% in the year 2006.

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

In September 2004 Odem signed a long term sale agreement for the supply of electronic components (“components”). The agreement provides for a fixed sales price of the components during the term of the agreement thru December 2008. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results. In addition, under the agreement, we are obligated to hold inventory of products necessary for three months of the customer’s production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write offs and write downs could adversely affect our operating results and financial condition. As of December 31, 2006 we had no write down of write off of inventory that related to this agreement.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term loans (1)	2,592,000	1,122,000	1,470,000	-	-

Accrued severance pay (2)	916,000	139,655	-	-	776,345

Other long term liabilities	237,000				237,000

Other liabilities reflected on
our Balance Sheet (3)	8,234,000	8,234,000	-	-	-

Operating lease - cars	353,481	203,850	149,631	-	-

Purchase obligation for service
and inventory	4,219,594	4,219,594	-	-	-

Facilities lease	215,379	88,816	126,563	-	-

Total	$16,767,454	$14,007,915	$1,746,194	-	$1,013,345

(1)	Does not include discount of $264,000 that related to the convertible note (see note 13 of the Consolidated Financial Statements).

(2)	This amount reflects our accrued severance pay liability. Out of this amount, $741,000 has been previously funded by our contributions to employee plans. During the first quarter of year 2007, $139,655 were paid to employees. The time payment of the rest of accrued severance liability in the amount of $776,345, cannot be predicted and, as a result, this amount is presented in the more than 5 years column.

(3)	This amount reflects the trade payables, employees and payroll accruals, deferred revenues, accrued expenses and other liabilities presented in our balance sheet.

In addition, the above table does not include (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see note 15 of the Consolidated Financial Statements).

Item 6:	Directors, Senior Management and Employees

6A.	Directors and Senior Management

        Set forth below is information regarding our directors and senior management.

Name	Age	Position

Mr. Edouard Cukierman[1]	42	Chairman of the Board of Directors
Mr. Shmuel Koren	37	President and Chief Executive Officer
Mr. Eyal Cohen	38	Chief Financial Officer
Mr. Joel Adler	53	Director
Mr. Avishai Gluck	35	Director
Mr. Andrea Mandel-Mantello	48	Director
Mr. Ronen Zavlik	46	Director
Mr. Jean-Marc Bally	36	Director
Dr. Yael Ilan	58	External Director
Prof. Adi Raveh	59	External Director
Mr. Avidan Zelicovsky[1]	37	Odem's CEO, Head of RFID & Supply-Chain Segment
Mr. Shai Sadeh	53	Senior VP, Software Solutions Segment
Ms. Sari Ellenberg	49	VP, Resources

        Mr. Edouard Cukierman has been a director since May 2003, and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Investments and Chairman of Cukierman & Co. Investment House. Since 1993, Cukierman & Co., Investment House realized € 1.7 Billion of Corporate Finance transactions. Mr. Cukierman is a former Board member of Orex, MTI Wireless and other technology companies. He was the President and CEO of the Astra Fund. He served as a Board member of Otto Capital, a Singapore based VC fund. He was the former President of the Supervisory Board of Citec-Environment and Services in Paris. He is currently a Board member of Lamina Technologies in Switzerland. He is also on the Board of Sar-El, an Israeli Defense Forces volunteer organization. He serves as an Officer of the IDF Spokesman Unit, and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion – Israel Institute of Technology.

        1 Mr. Cukierman and Mr. Zelicovsky are first cousins. There are no other family relationships among the officers and directors.

        Mr. Shmuel Koren has been serving as the Company’s President and CEO Since November 2006. From 1999 to 2006 Mr. Koren served as the Chief Financial Officer of Visonic Ltd. (LSE: VSC.L; TASE: VSC.TA). Prior to joining Visonic, Mr. Koren worked at Oren and Horowitz (an Israeli CPA firm), where he served for five years as a senior manager specializing in public companies and Israeli IPOs. Mr. Koren is a certified public accountant in Israel. He holds a B.A. degree in Business and Accounting from the Tel Aviv College of Business, an International M.B.A degree from the Herriot-Watt University Business School and a Masters degree in Law (LL.M.) from Bar Ilan University.

        Mr. Eyal Cohen was appointed the Company’s Chief Financial Officer on January, 2007. From 2004 through 2006 Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd. (NASDAQ:ESIMF) and in the years 1995-1997 held an audit manager position in PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the state of Maine.

        Mr. Joel Adler has been a director since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Joel advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM). Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously Mr. Adler was head of the corporate department of Rakisons (now part of US law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

        Mr. Avishai Glück has been a director since February 2004. He serves as the Executive Vice President of Catalyst Investments. Mr. Glück has financial management, accounting and tax consultation experience, as well as extensive knowledge of the Israeli high tech market, having screened hundreds of companies for Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Glück currently serves as a director in Onset Technology Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young’s Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Glück has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.

        Mr. Andrea Mandel-Mantello has been a director since November 2003. Mr. Mandel-Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the UK Financial Services Authority. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as UBS) in London in various senior management positions including Executive Director of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell’Agricoltura in Rome. During his investment banking career Mr. Mandel-Mantello has pioneered several financial instruments in Italy including securitizations, equity linked products and high yield bonds. He is currently on the boards of Telit Plc (telecom equipment) listed on AIM; Coraline S.p.A., a company set up to acquire the business of Frette S.p.A. (luxury homeware products); and Moto S.p.A., a joint venture between Cremonini S.p.A. and Compass Group Plc (motorway restaurants). He holds a Bachelors degree in Economics and Political Science from Yale University.

        Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd, Extra Plastic Ltd., Israel Land Development Malls and Shopping Centers Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

        Mr. Jean-Marc Bally was elected to the Board in May 2006. Since March 2006 he has been serving as the General Partner & Managing Director of Schneider Electric Ventures, a venture capital company with €50 Millions under management. Previously, Mr. Bally was an Investment Partner at Schneider Electric Ventures for 5 years where he was responsible for communications and IT industries investments across Europe focusing in particular on microtechnologies and electronics. Mr. Bally currently serves as a director in Ixiasoft Inc. (Canada), ConnectBlue ab (Sweden), Tracetel SA (France) and HBA SA (France) and holds an observer position in Microbridge Technologies Inc. (Canada), Netasq SA (France) and Tronic’s Microsystems SA (France). Prior to his engagement with Schneider Electric Ventures, Mr. Bally spent 5 years in Corporate Finance in Schneider Electric SA. Mr. Bally holds a Masters (License) degree in Mathematics from Blaise Pascal University – Clermont-Ferrand, an additional Masters degree in Business Management from Grenoble Graduate School of Business, and an executive education from INSEAD.

        Dr. Yael Ilan has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq – Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. From 2002, Dr. Ilan serves as the industrial coordinator in the Electrical Engineering Department of the Technion. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

        Prof. Adi Raveh has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he serves as an external director at Clal Insurance Company Ltd. Since 2002 he serves as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav – a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

        Mr. Avidan Zelicovsky is the head of the Company’s RFID & Electronic Division and the CEO of the Company’s subsidiary, Odem Electronic Technologies 1992 Ltd., which he first joined in 1996, as a sales engineer. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from the Ben-Gurion University.

        Mr. Shai Sadeh has been Senior VP, Connectivity Segment since April 2004. Previously, from 1994 to 2004 he served in several executive capacities at Sintec/Formula Group; he was the founder and CEO of Tochna Veod, a Formula Group company; Manager of IBM iSeries (AS/400) Technical Support team; and founder of the Sintec Group Professional Services Division. Mr. Sadeh has a BA in Social Sciences from Tel Aviv University and is studying towards an M.B.A at the Hebrew University in Jerusalem.

        Ms. Sari Ellenberg joined the Company as VP Resources in February 2007. From March 2005 through February 2007, Mrs. Ellenberg held the position of the assistant to the CFO of Visonic Ltd. (LSE:VSC.L; VSC.T). Prior to joining Visonic, Mrs. Ellenberg worked for two years at Elbit Medical Imaging Ltd. (NasdaqGM: EMITF) where she held the position of Deputy Legal Counsel. Prior to joining Elbit, Mrs. Ellenberg was an attorney with the Israeli law firm of Efrati, Galili & Co. . Mrs. Ellenberg holds a B.A. in English Linguistics from the Tel-Aviv University, an LL.B. from the Tel-Aviv University School of Law, and an MBA from the Ono Academic College.

6B.	Board and Executive Compensation

        The directors who are not executive officers are paid a fee for their services as directors to the extent that such fees are approved by a general meeting of our shareholders. As resolved by the shareholders, the external directors are compensated according to the maximum rate permitted (now and in the future) by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $6,325, and a participation fee in meetings of approximately $328. On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants1, including directors appointed in the future, at the same rate the external directors of the Company are paid. Additionally, the Company’s directors are granted options (see “Share Ownership” ahead). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

[1] However, on August 5, 2004 the shareholders approved an exception – that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company).

        The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2006:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits

All directors and officers as a group (then 16 persons)	$1,732,000	$114,000

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

        In 2005 and in 2006, we received CFO services from Mocha Global Managerial Services Ltd., with the services provided by Mr. Nehemia Kaufman. Commencing January 2007, these services are no longer provided and the Company has appointed Mr. Eyal Cohen as its CFO. In 2005 and through October 31, 2006 we received managerial/CEO services from Signum Ltd., with the services provided by Mr. Adiv Baruch. Mr. Baruch was replaced by Mr. Shmuel Koren on November 1, 2006. On May 30, 2007, Mr. Baruch resigned from the Company’s Board of Directors. Figure also includes consulting and other fees paid to Cukierman & Co. Investment House Ltd., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder.

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

        As of December 31, 2006, we employed 53 employees (including employees of our subsidiaries). All of our employees are employed in Israel. Of the 53 employees, 16 employees are in administration and finance, 18 employees in marketing and sales, 5 employees in research and development, 3 employees in technical support, and 11 employees in manufacturing and related activities. As of December 31, 2005, we employed 98 employees (the decrease in the number of employees in 2006 compared to 2005, is mainly due to the sale of the Communication segment in December 31, 2005). As of December 31, 2004, we employed 93 employees. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

        Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, allotment of vacation and sickness days, procedures for dismissing employees, determination of severance pay and other conditions of employment.

        All Israeli employers, are required to provide a certain escalation of wages in relation to the increase in the Israeli Consumer Price Index. The specific formula of such escalation varies according to agreements reached between the Government of Israel, the Manufacturers’ Association and the Histadrut, the general labor union in Israel. The majority of our employees are covered by comprehensive life and pension insurance policies. The remainder are covered by retirement accounts. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.	Share Ownership

        As of May 30, 2007, out of our directors and officers, then consisting of 14 persons, shares held by our officers and directors are as follow:

Name	Position	Shares	Options

Mr. Edouard Cukierman[2]	Chairman of the Board of Directors	28,090	248,876
Mr. Joel Adler[3]	Director	140,965	65,217
Mr. Avidan Zelicovsky	Odem's CEO, Head of RFID & Supply-Chain Segment	73,000	398,300

        As of May 30, 2007, we have granted our officers and directors options to acquire an aggregate of 1,085,637 ordinary shares under our Stock Option Plans.3 The average exercise price of these options is $2.404 per option. Of these options, none have been exercised until now and 81,666 had vested as of May 30, 2007.

        On February 18, 2003 the Company’s shareholders approved the grant of 7,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant. Due to following share fluctuation, at the recommendation of the Board of Directors, the shareholders resolved on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding their appointment.

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

[2] Mr. Edouard Cukierman held 21,666 ordinary shares directly and an additional 6,424 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd.
[3] Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Does not include 85,000 options granted to Mocha Global Managerial Services Ltd., which in 2006 provided the Company with CFO services through Mr. Nehemia Kaufman.

        The shareholders also approved on June 29, 2005, to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 7,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004.

        On May 18, 2006 the shareholders approved to grant Mr. Edouard Cukierman, the Chairman of the Board of Directors, a bonus of 21,666 ordinary shares (for no consideration), and 233,876 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68 which is equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”), to be vested in three equal parts on the first, second and third anniversary of the Grant Date, for a maximum exercise period of 3 years from the vesting date of each portion of the Grant.

        In May 2007 our Audit Committee and Board of Directors approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman, he shall receive a grant of 400,000 options in four equal annual tranches. The Agreement is subject to shareholder approval. The Options’ exercise price shall be equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market, during a thirty-day period preceding the date of approval of the Agreement by the Company’s shareholders.

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

        As of April 30, 2007 we had 1,393,694 options outstanding under this plan (of which 226,474 are vested) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding

Less than $0.01	73,000
$ 1.84	45,000
$ 2.00	18,457
$ 2.28	7,500
$ 2.4795	7,500
$ 2.52	627,000
$ 2.554	7,500
$ 2.58	67,261
$ 2.631	7,500
$ 2.68	428,476
$ 2.695	22,500
$ 3.00	72,000
$ 3.08	10,000
Total	1,393,694

        2001 Plan

        In March 2002, the Company’s shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company’s employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of April 30, 2007, we had 84,937 options outstanding under this plan, 75,000 at an exercise price of $4.00 per share and 9,937 at an exercise price of $6.80 per share. All of the outstanding options had vested as of April 30, 2007.

        2000 Plan

        In April 2001, the Company’s shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of April 30, 2007, we had 10,235 options outstanding under this plan at an exercise price of $28.00 per share. All of the outstanding options had vested as of April 30, 2007.

        1999 Plan

        In November 1999, the Company’s shareholders approved the adoption of the 1999 Stock Option Plan (incentive and restricted stock options). The 1999 plan has 193,750 ordinary shares reserved in its favor. As of April 30, 2007, there were no options outstanding under this plan.

        1995 Plans

        In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the “ISO/RSO Plan”), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the “Section 102 Plan” and together with the ISO/RSO Plan, the “Share Option Plans”).

        The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. April 30, 2007, we had 600 options outstanding under this plan at an exercise price of $18.00. All of the outstanding options had vested as of April 30, 2007.

Item 7:	Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of April 30, 2007, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 8,492,213 shares outstanding as of April 30, 2007.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Catalyst Fund may be deemed to be a “Controlling Shareholder” of the Company, as defined under the Israeli Companies Law. Cukierman & Co. Investment House Ltd. may be deemed a controlling person of Catalyst, and is (indirectly) controlled by Mr. Edouard Cukierman, the Company’s Chairman of the Board, and the Chief Executive Officer of the general managing partner of Catalyst.

	Shares Beneficially Owned
Name and Address	Number		Percent

Catalyst Fund, LP(1)(2)
3 Daniel Frisch Street,
Tel-Aviv 64731, Israel	1,675,459		19.73%

D.S Apex Holdings Ltd.
2 Kaufman St.
Tel-Aviv 68012 Israel	752,979	(3)	8.87%

(1)     “Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments L.P. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund.

(2)     Does not include 207,000 warrants to purchase Ordinary Shares of the Company.

(3)     Refers to the holdings of D.S Apex Holdings Ltd. and its subsidiaries.

The changes in holdings of the major shareholders over the last three years, are detailed to the best of our knowledge in the table below:

Holdings as of:	December 31, 2004	December 31, 2005	December 31, 2006	April 30, 2007

Catalyst Fund, LP	947,275	1,292,275	1,292,275	1,675,459

Jacob and Sara Neuhof	217,532	450,135	450,135	384,243

Touareg Consulting Ltd.			541,150	411,611

D.S Apex Holdings Ltd.				752,979

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of April 30, 2007, there were 37 record holders of ordinary shares, of which 9 were registered with addresses in the United States, representing approximately 41.2% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Grant of Shares and Options and to Mr. Cukierman

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options at an exercise price of $1.84 under the same terms as all other first time directors (See “Share Ownership”). The shareholders also approved, on June 29, 2005, to grant all directors of the Company, an additional 7,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors. Following this decision Edouard Cukierman was granted 7,500 options at an exercise price of $2.695 (See “Share Ownership”).

On May 18, 2006 the shareholders approved a grant to Mr. Edouard Cukierman of 21,666 ordinary shares (for no consideration), and 233,876 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options’ exercise price was equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012 (see “Share Ownership”).

In May 2007 our Audit Committee and Board of Directors approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman, he shall receive a grant of 400,000 options in four equal annual tranches. The Agreement is subject to shareholder approval. The Options’ exercise price shall be equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market, during a thirty-day period preceding the date of approval of the Agreement by the Company’s shareholders.

In 2003, the Company’s audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company’s Board, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Service Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid pursuant to the Service Agreement in year 2006 are:

Business development	$120
Success fee in respect of issuance of convertible loan, investment in Odem and private
placements	75

$195

Management Agreement with Signum Ltd.

The Company’s audit committee, Board of Directors and shareholders have approved an agreement with Signum Ltd. to provide management services to the Company (exclusively through Adiv Baruch who served in the capacity of President and Chief Executive Officer of the Company), effective January 1, 2004. Mr. Adiv Baruch is one of the controlling shareholders of Signum.

Signum was entitled to a monthly gross management fee of NIS 79,698, (approximately $18,000) plus Value Added Tax, based on a NIS – US Dollar exchange rate of NIS 4.4 to 1 US Dollar, that shall be adjusted at the beginning of every calendar quarter in accordance with the NIS – US Dollar exchange rate on the last day of the previous quarter.

Additionally, Signum was granted options to purchase 216,282 ordinary shares of the Company (equal to five percent (5%) of the Company’s issued and outstanding share capital, on a fully diluted and as converted basis, on November 23, 2003). The options vest and become exercisable in 36 equal monthly installments (fractions shall be rounded up) at the end of each month following the date of grant and shall be exercisable at any time during a period of ten years from the date of adoption of the Company’s stock option plan (i.e. until 22.5.2013). The exercise price is $3 per ordinary share. Notwithstanding the foregoing, all options shall immediately vest and become exercisable upon (a) the occurrence of a merger, reorganization, or sale of the Company or a sale all or substantially all of the Company’s shares or assets or (b) upon the termination by the Company of the management agreement other than for Cause (as defined in the agreement), provided however that no such immediate vesting shall occur in the event of termination due to failure of Adiv Baruch to reach annual goals set by the Company’s Board of Directors.

Furthermore, pursuant to the agreement, Signum had pro rata preemptive rights (taking into account all of the ordinary shares as if the options had vested and Signum had exercised all such options) with regard to future issuance of securities of the Company, under certain terms and conditions.

On June 29, 2005, the shareholders approved the grant of 20,000 options to purchase ordinary shares of the Company under the 2003 Israeli Share Option Plan, to Signum, as a bonus for year 2004, at an exercise price of $3.08 per share, vesting over 24 months from the date of grant in 24 equal parts, 1/24 per month, exercisable until June 2010.

On May 18, 2006, the shareholders approved (i) the grant to Mr. Adiv Baruch of 65,000 ordinary shares (for no consideration) and (ii) the grant to Signum of options to purchase 187,100 ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options’ exercise price was equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”).

On September 27, 2006, Mr. Baruch notified the Board that he shall be leaving the Company at the end of 2006 at which time the Management Agreement expired. The abovementioned options granted to Signum expired as well. On May 30, 2007 Mr. Baruch resigned from the Company's Board of Directors.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000 (two and a half million dollars). On May 18, 2006, at the recommendation of the audit committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Companies Law.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:	Financial Information.

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Sales Outside Israel

The total amount of export revenues of the Company has been as follows:

Year	export revenues	% of all revenues

2006	$6,040,000	29%

2005	$10,693,000	44%

2004	$4,552,000	66%

Legal Proceedings

In March 2005, BOSâNOVA EURL, a French company and former distributor of the Company, filed against the Company and others a claim with the French Tribunal, in the amount of 1.4 million Euros, alleging breach of exclusive distributor rights in France. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. The Company assesses the prospect of the claimant to prevail and recover a significant amount as remote. The Company’s financial statements include a provision in this respect.

On May 10, 2006 the Company received a written demand from IDEAL Software GmbH (“IDEAL”), a German corporation, in which it claims that the Company owes it for unpaid license fees. On June 11, 2006 the Company filed with the Haifa District Court in Israel a claim against IDEAL. Recently, we announced that we entered into a settlement of this dispute with IDEAL, pursuant to which, on December 21, 2006, we paid IDEAL an amount of 110,000 Euros, and we agreed to withdraw the claim we filed in Israel.

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

Since April 1996, our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the NASDAQ Capital Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our shares started to be traded on what is now called the NASDAQ Global Market. In January 2002, our shares began trading also on the Tel-Aviv Stock Exchange, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority.

In April 2007 we concluded a rights offering in which we raised gross proceeds of approximately $4.4 million. The rights were traded for one day, April 12, 2007, on both the Nasdaq Global Market and the Tel-Aviv Stock Exchange.

Exemption from Nasdaq Marketplace Rules

Nasdaq Marketplace Rule 4350(a)(1) allows foreign private issuers an exemption from certain Nasdaq requirements, if the foreign private issuer follows home country practice.

Under the Israeli Companies Law 1999, there is no requirement to send shareholders of a public company a copy of the Company’s annual financial statements. The Company’s annual financial statements are available through to the Company’s public filings both in the United States and in Israel. In reliance on this home country practice, the Company does not distribute it annual financial statements to its shareholder by mail.

In addition, under the Israeli Companies Law 1999 the Company was not required to seek shareholder approval for the rights offering. The Company has relied on this home country practice for an exemption from Nasdaq Marketplace Rule 4350(i)(1).

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ and the TASE for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected May 29, 2003.

Period		NASDAQ		TASE
		High ($)	Low ($)	High (NIS)	Low (NIS)

2002	Annual	7.92	2.40	9.99	4.35
2003	Annual	3.97	1.67	17.42	8.00
2004	Annual	4.00	1.62	14.98	8.89
2005	Annual	3.74	2.15	16.33	9.00
	First Quarter	3.50	2.35	16.33	10.77
	Second Quarter	2.79	2.15	13.95	9.00
	Third Quarter	3.74	2.15	16.17	10.12
	Fourth Quarter	2.89	2.24	13.57	10.54

2006	Annual	2.97	2.11	14.58	9.64
	First Quarter	2.97	2.39	14.58	10.87
	Second Quarter	2.84	2.55	13.08	11.27
	Third Quarter	2.84	2.11	12.85	9.64
	Fourth Quarter	2.73	2.40	11.98	10.23
	December	2.67	2.53	11.37	10.60

2007	January	2.61	2.50	12.48	10.60
	February	2.56	2.50	11.95	11.93
	March	2.63	2.50	11.97	10.60
	April	2.90	2.55	11.60	10.60
	May (until May 31st)	2.79	2.62	11.48	10.25

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Stock Exchange (symbol “BOSC”) and the Tel-Aviv Stock Exchange (symbol “BOSC”).

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:	Additional Information.

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law, 1999. Since then, certain articles of the Article of Association have been amended.

Set forth below is a summary of certain provisions of our Memorandum and Articles of Association. This summary is not complete and should be read together with our Memorandum and Articles of Association, previously filed.

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

The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

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

3.     With regard to the rights, preferences and restrictions attaching to the shares, the Company’s Articles of Association provide the following:

(a)     Dividends, Rights to Share in the Company’s Profits and Rights to Share in any Surplus upon Liquidation

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

(b)     Voting Rights

All holders of paid-up ordinary shares of the Company have an equal right to participate in and vote at the Company’s general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights. Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or the Company’s Articles of Association (Article 14.3).

(c)     Election of Directors.

The Company’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights in the election of directors. The holders of Ordinary Shares conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles. In compliance with the Companies Law, the Company has two external directors. The external directors are also appointed by the shareholders and their term of office is three years. Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a period of 3 years under the Israeli Companies Law, 1999.

(d)     Redemption

The Company may, subject to any applicable law, issue redeemable securities on such terms as determined by the Board of Directors, provided that the general meeting of shareholders approves the Board of Director’s recommendation and the terms determined (Article 27).

(e)     Capital Calls by the Company

The Board of Directors may only make calls for payment upon shareholders in respect of monies not yet paid for shares held by them (Article 7.2).

(f)     Discrimination

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

All exchange control restrictions previously imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

At this time, due to the removal of the restrictions, non-residents of Israel who purchase our ordinary shares will be able to convert any proceeds from the sale of these ordinary shares, as well as dividend and liquidation distributions, if any, into non-Israeli currency. There are no limitations on the Company’s ability to import and export capital.

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

Generally, taxable income of a company derived from an Approved Enterprise is subject to company tax at a maximum rate of 25% (subject to the percentage of the foreign shareholders holding in the company), rather than at the regular rate, for the benefit period. This period is ordinarily seven years or up to ten years if the company qualifies as Foreign Investors’ Company, commencing with the year in which the Approved Enterprise first generates taxable income and, subject to certain limitations, up to ten taxable years. The Investment Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

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

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed securities, unless such companies were not subject to the Adjustments Law (or certain regulations under Section 130A of the Tax Ordinance) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

The Company has not made the analysis necessary to determine whether or not it is currently a PFIC or whether it has ever been a PFIC. However, the Company does not believe that it was a PFIC in 2006. However, there can be no assurance that the Company is not, has never been or will not in the future be a PFIC. If the Company were to be treated as a PFIC, any gain recognized by a U.S. Shareholder upon the sale (or certain other dispositions) of ordinary shares (or the receipt of certain distributions) generally would be treated as ordinary income, and a U.S. Shareholder may be required, in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain “excess distributions,” including any gain on the sale or certain dispositions of ordinary shares. In order to avoid this tax consequence, a U.S. Shareholder (i) may be permitted to make a “qualified electing fund” election, in which case, in lieu of such treatment, such holder would be required to include in its taxable income certain undistributed amounts of the Company’s income or (ii) may elect to mark-to-market the ordinary shares and recognize ordinary income (or possible ordinary loss) each year with respect to such investment and on the sale or other disposition of the ordinary shares. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. U.S. Shareholders should consult their own tax advisors concerning the status of the Company as a PFIC at any point in time after the date of this Annual Report on Form 20-F. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

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

For information relating to the Company’s subsidiaries, see Item 4.C – “Organizational Structure” as well as the Company’s Consolidated Financial Statements (Items 8 and 18 of this form).

Item 11:	Quantitative and Qualitative Disclosure about Market Risk.

Currency Exchange Rate Risk Management

The Company’s functional currency is the US Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than US Dollar such as Israeli Shekel and Euro.

The balance of monetary assets in comparison to liabilities in non-dollar currencies in the Balance Sheet as of December 31, 2006 and December 31, 2005 (“Balance Sheet Exposure”) is presented in the table below.

The data is presented in US Dollars (in thousands):

	December 31, 2006		December 31, 2005
	Israeli currency (1)	Non-dollar Currencies (2)	Israeli currency (1)	Non-dollar Currencies (2)
	U.S.$	U.S.$	U.S.$	U.S.$

Current assets:
Cash and cash equivalents	653	213	655	152
Trade receivables	2,399	-	3,847	260
Other accounts receivable	402	144	499	-

	3,454	357	5,001	412

Long term assets	768	-	907	-

Total assets	4,222	357	5,908	412

Current liabilities:
Short term loans from banks and current maturities of long term loans	1,925	-	2,229	-
Trade payables	1,549	200	1,643	91
Other accounts payable	582	-	887	-

	4,056	200	4,759	91

Long term liabilities	915	-	1,174	-

Total liabilities	4,971	200	5,993	91

Net assets (liabilities)	(749)	157	(25)	321

(1)	The above does not include balances in Israeli currency linked to the US dollar.

(2)	Primarily Euro.

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

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the United States, the Far East and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2006 and December 31, 2005:

	December 31
	2006	2005

United States	$561	$789
Europe	345	255
Far East	51	44
Israel and others	4,675	3,756

	$5,632	$4,844

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

Bank Risk

The Company invests and manages the majority of its funds in three banks, which are among the five largest in Israel.

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

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

(b) Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect these controls.

(c) Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.

Item 16:	[Reserved]

Item16A:	Audit Committee Financial Expert

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

The Company’s principal accountants for the years 2005 and 2006 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2005 and 2006:

	Year Ended December 31, 2006		Year Ended December 31, 2005
	Amount	Percentage	Amount	Percentage

Audit Fees	62,000	76%	64,000	50%
Audit-Related Fees (1)	20,000	24%	25,000	20%
Tax Fees (2)	-		16,000	13%
All Other Fees (3)			22,000	17%
Total	82,000	100%	127,000	100%

(1)	“Audit-related fees” are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2)	“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

(3)	“All Other Fees” are fees for consulting services rendered by the Company’s auditors with respect to government incentives.

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

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Not applicable to Registrant

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2006.

PART III

Item 17:	Financial Statements

Not applicable.

Item 18:	Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Auditors	F-2 - F-3
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Operations	F-6
Statement of Changes in Shareholders' Equity	F-7 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-50

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were filed as part of the Form 6-K on March 2, 2007, except for a correction of certain typographical errors.

Item 19:	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

1.2	Articles of Association, as amended (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.2	Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.3	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.4	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman &Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.5	Securities Purchase Agreement and Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.6	Securities Purchase Agreement and Master Security Agreement, dated as of September 29, 2005, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006; the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-130048).

4.7	Securities Purchase Agreement and Master Security Agreement, dated as of August 16, 2006, by and between Laurus Master Fund Ltd. and the Registrant (the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-137153)

4.8	Distribution Agreement, dated as of January 15, 2003, by and between BOScom Ltd. and BOSaNOVA Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F/A filed on January 6, 2005).

4.9	Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.10	Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.11	Agreement, dated as of September 29, 2005, by and between Jacob and Sara Neuhof and the Registrant, for the purchase of the shares of Odem Electronic Technologies 1992 Ltd. held by the Jacob and Sara Neuhof (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.12	Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.13	Asset Purchase Agreement and Amendments no. 1 and 2 to Agreement, dated as of July 18, 2005, August 31, 2005 and September 25, 2005, respectively, by and between BOSCom, Consist Technologies Ltd. and Consist International Inc., and Escrow Agreement and Amendment no. 1 to Escrow Agreement between the parties, dated as of July 18, 2005 and August 31, 2005, respectively (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.14	Asset Purchase Agreement, Amendment no. 1 to the Agreement and Amendment no. 2 to the Agreement, dated as of October 26, 2005, November 2, 2005, and December 31, 2005, respectively, by and between Qualmax, Inc., BOScom Ltd. and the Registrant; Loan Agreement dated as of December 31, 2005, by and between Qualmax Ltd. and the Registrant; Registration Rights Agreement, dated as of December 31, 2005, by and between Qualmax Inc. and the Registrant; and Form of warrant dated as of December 31, 2005, issued by Qualmax Inc. to the Registrant (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.15	Letter agreement among New World Brands, Inc., Qualmax, Inc., IP Gear, Ltd., P&S Spirit, LLC and B.O.S Better Online Solutions Ltd., dated December 31, 2006 (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form F-1/A filed with the SEC on February 12, 2007).

4.16	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11	Statement of Computation of Earnings Per Share

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.
By: /s/ Shmuel Koren —————————————— Shmuel Koren President and Chief Executive Officer	By: /s/ Eyal Cohen —————————————— Eyal Cohen Chief Financial Officer

Date: June 5, 2007

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St.		Fax: 972-3-5622555
Tel-Aviv 67067, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

          We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (“the Company”) and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 2004 financial statements of Odem Electronic Technologies 1992 Ltd. (“Odem”), a subsidiary whose statements reflect total revenues for the period from November 18, 2004 (date of acquisition of Odem) to December 31, 2004 constituting 23.5% of the related consolidated total revenues. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Odem, is based solely on the reports of the other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated March 25, 2005.

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

          In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2t to the consolidated financial statements, effective January 1, 2006, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2007	A Member of Ernst & Young Global

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,033	$2,232
Marketable securities (Note 5)	-	1,333
Trade receivables (net of allowance for doubtful accounts of $23 and $3 at December 31, 2006 and 2005, respectively)	5,632	4,844
Other accounts receivable and prepaid expenses (Note 3)	858	504
Inventories (Note 4)	4,017	3,320

Total current assets	12,540	12,233

LONG-TERM ASSETS:
Severance pay fund	741	907
Investment in other companies (Note 6)	8,082	5,412

Total long-term assets	8,823	6,319

OTHER ASSETS	65	49

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	520	667

GOODWILL (Note 9)	952	952

CUSTOMER LIST, NET (Note 8)	1,629	1,836

ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1d)	-	590

	$24,529	$22,646

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 10)	$2,931	$2,271
Current maturities of long-term bank loans and convertible note	1,157	354
Trade payables	3,844	3,073
Employees and payroll accruals	460	709
Deferred revenues	103	258
Accrued expenses and other liabilities (Note 11)	999	1,406

Total current liabilities	9,494	8,071

LONG-TERM LIABILITIES:
Long-term bank loans (net of current maturities) (Note 12)	-	17
Convertible note (net of current maturities) (Note 13)	1,171	921
Deferred taxes	362	422
Accrued severance pay	916	1,157
Other long-term liabilities	237	-

Total long-term liabilities	2,686	2,517

LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1d)	-	792

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS’ EQUITY (Note 15):
Share capital
Ordinary shares of NIS 4.00 parvalue: Authorized: 35,000,000 shares at December 31, 2006 and 2005; Issued and outstanding: 6,744,798 and 6,589,385 shares at December 31, 2006 and 2005, respectively;	6,571	6,432
Additional paid-in capital	48,330	47,588
Deferred share-based compensation	-	(112)
Accumulated other comprehensive income	19	21
Accumulated deficit	(42,571)	(42,663)

Total shareholders’ equity	12,349	11,266

Total liabilities and shareholder’s equity	$24,529	$22,646

The accompanying notes are an integral part of the consolidated financial statements.

March 26, 2007

Date of approval of the financial statements	Shmuel Koren President and Chief Executive Officer	Eyal Cohen Chief Financial Officer

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2006	2005	2004

Revenues	$20,917	$24,099	$6,919
Cost of revenues	16,200	17,854	3,659

Gross profit	4,717	6,245	3,260

Operating costs and expenses:
Research and development	486	893	669
Sales and marketing	2,019	2,425	1,015
General and administrative (including share-based compensation expense of $727, $348 and $117 in 2006, 2005 and 2004, respectively)	3,268	2,667	1,271

Total operating costs and expenses	5,773	5,985	2,955

Operating income (loss)	(1,056)	260	305
Financial expenses, net (Note 17a)	(626)	(448)	(158)
Other income, net (Note 1d)	-	355	-

Income (loss) before taxes on income	(1,682)	167	147
Tax benefit (taxes on income) (Note 16)	89	(204)	(20)

Net income (loss) after taxes on income	(1,593)	(37)	127
Equity in losses of an affiliate	-	(1,750)	(308)
Minority interest in earnings of a subsidiary	-	(223)	(17)

Loss from continuing operations	(1,593)	(2,010)	(198)
Income (loss) from to discontinued operations (Note 1d)	1,685	(1,595)	(1,855)

Net income (loss)	$92	$(3,605)	$(2,053)

Basic and diluted loss per share from continuing operations (Note 17b)	$(0.24)	$(0.36)	$(0.04)

Basic and diluted net earnings (loss) per share from discontinued operations (Note 17b)	$0.25	$(0.28)	$(0.40)

Basic and diluted net earnings (loss) per share (Note 17b)	$0.01	$(0.64)	$(0.44)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share-based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance at January 1, 2004	4,167,509	$4,309	$43,247	$-	$-	$(150)	$(36,865)		$10,541
Deferred share-based compensation	-	-	179	(179)	-	-	-		-
Amortization of deferred share-based compensation	-	-	-	5	-	-	-		5
Issuance of shares related to the acquisitions of Quasar and Odem, net	570,149	514	784	-	-	150	(140)		1,308
Share-based compensation related to warrants issued to service providers	-	-	117	-	-	-	-		117
Warrants related to a convertible note issued to lenders	-	-	99	-	-	-	-		99
Other comprehensive loss:
Net loss	-	-	-	-	-	-	(2,053)	$(2,053)	(2,053)
Unrealized gain on available-for-sale marketable securities	-	-	-	-	5	-	-	5	5
Foreign currency translation adjustments	-	-	-	-	26	-	-	26	26

Total comprehensive loss								$(2,022)

Balance at December 31, 2004	4,737,658	4,823	44,426	(174)	31	-	(39,058)		10,048
Amortization of deferred share-based compensation	-	-	-	62	-	-	-		62
Conversion of convertible note	640,293	570	1,046	-	-	-	-		1,616
Issuance of shares related to acquisition of Odem, net	232,603	202	330	-	-	-	-		532
Issuance of shares related to the private placement, net	953,743	815	1,225	-	-	-	-		2,040
Issuance of Ordinary shares for options exercised	25,088	22	28	-	-	-	-		50
Share-based compensation related to warrants issued to service providers	-	-	348	-	-	-	-		348
Warrants related to a convertible note issued to lenders	-	-	185	-	-	-	-		185
Other comprehensive loss:
Net loss	-	-	-	-	-	-	(3,605)	$(3,605)	(3,605)
Loss on available-for-sale marketable securities	-	-	-	-	(4)	-	-	(4)	(4)
Foreign currency translation adjustments	-	-	-	-	(6)	-	-	(6)	(6)

Total comprehensive loss								$(3,615)

Balance at December 31, 2005	6,589,385	6,432	47,588	(112)	21	-	(42,663)		11,266

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share-based compensation	Accumulated other comprehensive income	Treasury shares	Accumulated deficit	Total comprehensive income	Total shareholders’ equity

Balance at January 1, 2006	6,589,385	6,432	47,588	(112)	21	-	(42,663)		11,266
Reversal of deferred share-based compensation	-	-	(112)	112	-	-	-		-
Issuance of Ordinary shares for options exercised	68,747	61	74	-	-	-	-		135
Share-based compensation expense	21,666	20	411	-	-	-	-		431
Share-based compensation related to warrants issued to service providers	65,000	58	238	-	-	-	-		296
Warrants related to a convertible note issued to lenders	-	-	131	-	-	-	-		131
Other comprehensive income:
Net income	-	-	-	-	-	-	92	$92	92
Loss on available-for-sale marketable securities	-	-	-	-	(2)	-	-	(2)	(2)

Total comprehensive income								$90

Balance at December 31, 2006	6,744,798	$6,571	$48,330	$-	$19	$-	$(42,571)		$12,349

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Cash flows from operating activities:
Net income (loss)	$92	$(3,605)	$(2,053)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (income) from discontinued operations	(1,685)	1,595	1,855
Depreciation and amortization	378	474	311
Amortization of premium and accretion of accrued interest on available-for-sale marketable securities	-	35	47
Impairment of investment	39	-	-
Severance pay, net	(75)	(75)	8
Equity in losses of an affiliate	-	1,750	308
Minority interest in earnings of a subsidiary	-	223	17
Share-based compensation related to warrants issued to service providers	296	59	5
Capital gain from sale of product line	-	(273)	-
Net loss from decrease in value of Put options	-	8	-
Capital loss from sale of property and equipment	-	3	5
Share-based compensation related to employees	431	244	121
Financial expenses related to warrants issued in connection with long-term convertible note	162	120	78
Increase in trade receivables	(788)	(547)	(118)
Decrease in deferred taxes	(70)	(88)	(47)
Decrease (increase) in other accounts receivable and prepaid expenses	(595)	86	160
Increase in inventories	(697)	(1,971)	357
Increase (decrease) in trade payables	790	(172)	531
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(231)	(123)	(111)

Net cash provided by (used in) operating activities from continuing operations	(1,953)	(2,257)	1,474
Net cash used in operating activities from discontinued operations	(446)	(1,647)	(2,593)

Net cash used in operating activities	(2,399)	(3,904)	(1,119)

Cash flows from investing activities:
Purchase of property and equipment	(24)	(245)	(214)
Proceeds from sale of property and equipment	-	13	38
Proceeds from sale of product line	-	257	-
Investment in long-term marketable securities	-	(607)	(1,247)
Proceeds from redemption of marketable securities	1,331	2,316	1,000
Investment in other companies	(676)	-	-
Acquisitions, net of cash acquired (a)	-	(1,124)	(1,385)

Net cash provided by (used in) investing activities from continuing operations	631	610	(1,808)
Net cash used in investing activities from discontinued operations	(221)	(1,087)	(58)

Net cash provided by (used in) investing activities	410	(477)	(1,866)

Cash flows from financing activities:
Repayment of short-term and long-term bank loans	(26)	(55)	(93)
Proceeds from short-term bank loans	686	933	-
Proceeds from long-term convertible note and warrants, net of issuance expenses	1,319	1,246	1,787
Payment of long-term convertible note	(438)	(55)	(80)
Proceeds from exercise of options	135	2,090	-

Net cash provided by financing activities	1,676	4,159	1,614

Decrease in cash and cash equivalents	(313)	(222)	(1,371)
Increase (decrease) in cash and cash equivalents from discontinued operations	114	163	(208)
Effect of exchange rate changes on cash and cash equivalents	-	(13)	11
Cash and cash equivalents at the beginning of the year	2,232	2,304	3,872

Cash and cash equivalents at the end of the year	$2,033	$2,232	$2,304

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2006	2005	2004

Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$532	$126	$129

	Income tax	$180	$309	$-

(ii)	Non-cash activities:

	Conversion of convertible note into shares	$-	$1,614	$-

	Sale of the communication segment in consideration for shares in Qualmax	$958	$4,690	$-

	Conversion of Qualmax’s debt into New World Brand’s shares	$1,480	$-	$-

	Sale of PrintBOS:

	Consideration, net	$-	$275	$-
	Disposal of fixed assets	-	(28)	-
	Disposal of liability	-	100	-
	Related expenses	-	(74)	-

	Capital gain	$-	$273	$-

	Sale of the communication segment:

	Consideration, net	$2,437	$3,690	$-
	Disposal of tangible and intangible assets	(752)	(2,425)	-
	Related expenses	-	(486)	-

	Capital gain	$1,685	$779	$-

(a)	Acquisition of Odem:

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$1,020	$1,366
	Fair value of net intangible assets acquired at acquisition date	-	718	927
	Less -	-
	Amount acquired by issuance of shares	-	532	769
	Payables	-	219	139
	Add-	-
	Cancellation of Put and Call options	-	137	-

		$-	$1,124	$1,385

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL

	a.	B.O.S. Better Online Solutions Ltd. is an Israeli corporation (together with its subsidiaries “the Company”).

The Company manages its operations through two wholly-owned subsidiaries:

-

BOScom Ltd. (“BOScom”) is engaged in the software solutions segment of the Company’s business. BOScom was involved in cross platform printing solutions answering a demand for central printing and output management solutions in organizations which were sold during 2005 (see c); and

-

Odem Electronic Technologies 1992 Ltd. (“Odem”) is engaged in the supply chain solutions segment of the Company’s business. In September and November 2005, the Company purchased an additional 23.9% and 12.3%, respectively, of the outstanding shares of Odem. Following these purchases, the Company owns 100% of Odem. Odem is a solutions supplier of electronic components and systems to the technologies sector (see b).

BOS communication segment (“the communication segment”) included: BOScom’s business of communication solutions which provide multi-path, intelligent routing voice over IP gateways and the Company’s wholly-owned subsidiary Quasar Telecom (2004) Ltd. (“Quasar”), which provide communication solutions based on cellular technology. The assets and liabilities of this segment have been sold as part of the disposal of the communication segment in December 2005 (see d).

In addition, the Company holds shares in two other companies:

1.

Surf Communication Systems Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. In June 2006, the Company invested $300, following which, the Company holds 7.8% of Surf’s issued and outstanding shares (see Note 6).

2.

Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (“QMXI.PK”), and its subsidiaries New World Brands Inc. (OTC: NWBD.OB) and IPGear. Qualmax and its subsidiaries are developers and suppliers of voiceover IP technology products and services. The Company holds 18% of the issued and outstanding shares of Qualmax Inc. and Preferred shares in New World Brands Inc. that can be converted into 4.2% of New World Brands Inc. issued and outstanding shares. The Company’s holdings in Qualmax were received as the consideration for the sale of the communication segment (see d).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

	b.	Business combination:

Acquisition of Odem:

On November 18, 2004 the Company purchased 63.8% of the outstanding shares of Odem, from Odem’s existing shareholders. In consideration for Odem’s shares the Company (i) issued 290,532 of the Company’s Ordinary shares subject to “lock-up” periods of 2 to 4 years and (ii) paid an amount of $1,971 in cash. In addition, Odem’s selling shareholders and the Company had certain Put and Call options, based on performance, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional Ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The Put option liability will be measured periodically until it expires or is exercised and the changes in the fair value will be charged to financial expenses.

On September 29, 2005 and November 1, 2005, the Company purchased an additional 23.9% and 12.3% of the outstanding shares of Odem respectively, from Odem’s minority shareholders. Following these purchases, the Company owns 100% of Odem. In consideration for the 12.3% of Odem’s shares purchased in November 2005 the Company paid $554, in cash and for the 23.9% of Odem’s shares purchase in September 2005 the Company (i) issued 232,603 of the Company’s Ordinary shares subject to “lock up” periods of 2 to 4 years and (ii) an amount of $716 to be paid in cash.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

The Company has allocated the total purchase price in 2004 as follows:

Allocation of purchase price	Odem	Estimated useful life

Cash	$586
Tangible assets	780
Put option to minority shareholders (2)	(359)
Call option to minority shareholders (2)	230
Customer list (1)	1,406	10 years
Deferred tax liability	(430)
Goodwill	666	10 years

Total purchase price	$2,879

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

(2)	The Put and Call options were valuated by using the Black-Scholes options pricing model.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The Company has allocated the total cost of Odem acquisition in 2005 as follows.

Allocation of purchase price	November 1, 2005	September 29, 2005	Total	Estimated useful life

Tangible assets	$340	$681	$1,021
Customer list (1)	85	509	594	9 years
Deferred tax liability	(23)	(136)	(159)
Goodwill	138	144	282	9 years

Total purchase price	$540	$1,198	$1,738

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

c.	Sale of product line:

On July 18, 2005, BOScom signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $500 and a contingent payment in each of the next three years equal to 6%-10% of future revenues exceeding $1,000 per year, Consist will generate from the PrintBOS product line. The Company has recognized a gain of $273 in 2005 with respect of this sale. As of December 31, 2005, the Company has received $375 and the remaining $125 has been placed in an escrow for a period of three years, pending repayment of royalties to the Office of the Chief Scientist (“OCS”) on sales of PrintBOS products. For the year ended December 31, 2006, total revenues generated by Consist from the PrintBOS products were less than $1,000 and, therefore, the Company did not receive any royalties in 2006.

d.	Discontinued operations:

	1.	Sale of communication segment:

On December 31, 2005, the Company sold its communication segment, including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of Common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common stock and $800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment (“Royalties”) with the entire $800 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares may be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed segment (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to the Company is approximately 1 million, constituting an additional 5% of Qualmax outstanding shares. In June 2006, the Company received 250,000 of Qualmax shares, valued at $1.43 per share, as part of the Earn Out Shares consideration.

The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Qualmax.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company provided IP Gear with certain operating services relating to the sold communication segment through December 31, 2006. In accordance with the Outsourcing Agreement, the first three months of services were provided for no charge. For services rendered from April 2006 through December 2006, the Company charged IP Gear $240, which was paid by issuing the Company Qualmax subsidiary’s shares in December 2006, as part of an agreement signed by the parties (see below).

The Company also granted a bridge loan to IP Gear in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of a major financial institution in the event such charge is recorded. In addition, repayment is guaranteed by Qualmax Inc.

The loan agreement provides that if the disposed segment would incur in the first quarter of 2006, losses that exceed $250, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common stock against such reduction, valued at a predetermined price of $1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, at a price of $1.43 per share, resulting in an amount of $350. In June 2006, Qualmax issued BOS an additional 174,825 shares, reducing the principal amount of the loan to $400 following which, the Company holds approximately 17.8% of Qualmax’s total issued and outstanding Common stock. As part of the agreement signed between the parties in December 2006, the loan was fully repaid by issuance of additional shares of Qualmax (see below).

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the warrants.

The Company signed in December 2006 an agreement with Qualmax and its subsidiaries, New World Brands Inc. (“NWB”) and IP Gear, pursuant to which, the outstanding debt of Qualmax to the Company, in the amount of $1,480 (which included long-term debt, outsourcing fees, royalties and other debts), was repaid to the Company through the issuance of 5.506652 shares of series A Convertible Preferred stock of NWB which are convertible into approximately 16,450,000 shares of NWB Common stock, reflecting a conversion rate of $0.09 per one share of Common stock. Conversion of the series A Preferred stock into Common stock will take place automatically upon effectiveness of an amendment to the NWB’s certificate of incorporation authorizing an increase in the number of outstanding shares of Common stock. Following the conversion, the Company holds 18% in Qualmax and 4.2% in NWB. The Company’s registration rights with respect to the Qualmax shares shall also apply to NWB shares.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the NWB’s shares held by the Company, at prices ranging from $0.12 to $0.24 per share of Common stock.

In addition, the Company agreed to enter into a lock up agreement, restricting the transfer of the share holdings in Qualmax and in NWB, for up to two years.

The Company accounts for its holdings in Qualmax shares on the cost basis since it is unable to exercise significant influence over Qualmax financial policies and since the shares held in Qualmax are restricted stock which do not meet the fair value availability criteria of FAS 115.

For the years ended December 31, 2006 and 2005, the Company’s consolidated financial statements reflected a capital gain from the sale of the communication segment, which was determined as follows:

	Year ended December 31,

	2006	2005

Consideration:
Ordinary shares of Qualmax (1)	$957	$4,586
107,143 warrants (2)	-	104
5.50652 series A Preferred stock of NWB (3)	1,480
Debt conversion (loan granted to IP Gear)	-	(1,000)

Total consideration	2,437	3,690

Cost:
Disposal of assets (liabilities) related to the communication segment	752	2,425
Transactions related costs	-	486

Total cost	752	2,911

Capital gain	$1,685	$779

(1)	Valuated at $1.43 per share.

(2)	Valuated at $0.97 per warrant.

(3)	5.50652 series A Preferred stock convertible into 16.5 million Common stock of NWB. Each Common stock is valuated at $0.09 per share.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

Following the agreement, signed in December 2006, under which the Company has accounted for the communication segment as a “discontinued operation”, in accordance with EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations”. As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses of the communication segment for 2005 and 2004, have been reclassified in the accompanying statements of operations as discontinued operations. The Company’s balance sheet as of December 31, 2005 reflects the net assets and liabilities of the communication segment as assets and liabilities related to discontinued operations.

2.	Discontinued product line:

On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. (“PacInfo”), a U.S. corporation. PacInfo was a reseller of computer networking products.

During the fourth quarter of 2002, the Company initiated a plan to cease operations of PacInfo.

The results of operations, including, operating expenses and other income and expenses of PacInfo for 2004, have been reclassified in the accompanying statement of operations as discontinued operations. The Company’s balance sheet at December 31, 2005 reflects the net assets and liabilities of PacInfo as assets and liabilities related to discontinued operations.

3.	The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:

December 31, 2005

Cash and cash equivalents	$114
Trade receivables, net	355
Other accounts receivable and prepaid expenses	88
Inventories	3
Severance pay fund	30
Trade payables	(488)
Accrued expenses and other liabilities	(271)
Accrued severance pay	(33)

Net liabilities related to discontinued operations	$(202)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 1: –	GENERAL (Cont.)

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the communication segment and PacInfo’s operations for 2006, 2005 and 2004, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

Summarized selected financial information and cash flows of the discontinued operations is as follows:

	Year ended December 31,

	2006	2005	2004

Revenues	$-	$2,954	$1,363
Cost of revenues	-	2,171	949
Operating expenses	752	3,157	2,269

Operating loss	(752)	(2,374)	(1,855)
Gain derived from sale of the discontinued operation	2,437	779	-

Net income (loss)	$1,685	$(1,595)	$(1,855)

	Year ended December 31,

	2006	2005	2004

Cash flows from operating activities
Gain (loss) from discontinue	$1,685	$(1,595)	$(1,846)
Depreciation and amortization of equipment and intangibles	-	107	40
Capital gain	(2,052)	(779)	-
Adjustments due to changes in working capital	(79)	620	(787)

Net cash flows used in operating activities	$(446)	$(1,647)	$(2,593)

Cash flows from investing activities
Communication sales costs	$(221)	$-	$-
Purchase of property and equipment	-	(27)	-
Payment on account of sale of Communication Segment	-	(1,060)	-
Investment in Company	-	-	(58)

Net cash flows provided from (used in) investing activities	$(221)	$(1,087)	$(58)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”) “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

The financial statements of Odem, a subsidiary, whose functional currency as of December 31, 2004, was other than dollar have been translated into dollars, but on April 1, 2005, due to significant changes in circumstances initiated by management, like transition of Odem’s majority of sales, expenses and budget from New Israeli Shekels (NIS) to dollars, indicate a functional currency change. Since the functional currency changed from a foreign currency to the reporting currency, dollars, as of March 31, 2005, the translation adjustments for non-monetary assets prior to the change, became the accounting basis for the periods starting April 1, 2005.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

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

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Until November 30, 2005, debt securities have been classified as held-to-maturity since the Company had the positive intent and ability to hold the securities to maturity and they are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. Beginning December 1, 2005, the debt securities are classified as “available-for-sale” since the Company does not have the intent to hold the securities to maturity, and are stated at fair value. Due to the change in classification of the securities to “available-for-sale”, the unrealized holding gain at the date of transfer has been reported in other comprehensive income.

Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under “other comprehensive loss”.

	f.	Inventories:

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2006 and 2005, inventory is presented net of $100 and $100, respectively, for technological obsolescence and slow moving items (see also Note 4).

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials - moving average cost method.

Products in progress and finished products - moving average cost method.

	g.	Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

	h.	Investment in an affiliate:

An affiliate is a company in which the Company is able to exercise significant influence, but that is not a subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature. The Company’s investment in Surf has been included as an affiliate until September 30, 2005 (see Note 6).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The investment in an affiliate represents investments in Ordinary shares and Preferred shares of that company. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliate are recognized based on the ownership level of the particular security of the affiliate held by the Company.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). During 2005, an impairment of $1,385 has been recorded in “equity in losses of an affiliate” in the statement of operations. In 2004, based on management’s analysis, no impairment losses were identified.

	i	Investment in other companies:

Investment in other companies are investments in which the Company is unable to exercise significant influence over the investee’s financial policies and which do not meet the fair value availability criteria of FAS 115 (“Readily Determined Sales Price Currently Available on a Security Exchange”), consequently such investments are accounted for by the cost method.

The Company’s investment in such companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with APB 18. During 2006, an impairment loss of $39 has been recorded. During 2005 and 2004, no impairment losses have been identified.

	j.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period of the lease or the life of the assets)
Vehicles	15
Plant	4

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2005 and 2004, no impairment losses have been identified.

	l.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2006, 2005 and 2004, no impairment losses have been identified.

	m.	Research and development costs:

Statement of Financial Accounting Standards 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

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

Severance expenses for 2006, 2005 and 2004 amounted to $298, $256 and $214, respectively.

	o.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

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

Revenues support is recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

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

Cash and cash equivalents are invested mainly in U.S. dollars in deposits with major banks in Israel. Investments in marketable securities are conducted through a bank in Israel and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company’s investments are financially sound, the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, United States, Europe and the Far East. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of a major financial institution in the event such charge is recorded. In addition, repayment is guaranteed by Qualmax Inc. (see Note 1d).

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS 128, “Earnings Per Share”.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, were 1,386,424, 1,506,803 and 855,783 for the years ended December 31, 2006, 2005 and 2004, respectively.

	t.	Accounting for share-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards 123, “Accounting for Share-based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the Accounting Standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the date of grant fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the date of grant fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price on the date of grant of the award.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. The compensation expenses related to the stock options granted to employees, for the year ended December 31, 2006, was $360.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, is $370 lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $0.06 and $0.05, respectively, lower than if the Company had continued to account for share-based compensation under APB 25.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the average of the options contractual life and the vesting period in accordance with SAB 107 guidance. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2006 and 2005 is estimated on the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	December 31,

	2006	2005

Risk free interest	4.91%	4.00%
Dividend yields	0%	0%
Volatility	78%	120%
Expected term (in years)	3	3

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro-forma table below reflects the Company’s stock based compensation expense, net loss and basic and diluted net loss per share for the years ended December 31, 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

	December 31,

	2005	2004

Net loss from continuing operations, as reported	$(2,010)	$(198)
Add: share-based compensation expenses related to employee stock options determined under intrinsic value method included in the reported net loss	62	5
Deduct: share-based compensation expense related to employee stock options determined under fair value method for all awards	(246)	(96)

Pro forma net loss from continuing operations	(2,194)	(289)
Pro forma net loss from discontinued operations	(1,595)	(1,855)

Pro forma net loss	$(3,789)	$(2,144)

Basic and diluted net loss per share from continuing operations, as reported	$(0.36)	$(0.04)

Basic and diluted net loss per share from discontinued operations, as reported	$(0.28)	$(0.40)

Basic and diluted net loss per share, as reported	$(0.64)	$(0.44)

Basic and diluted net loss per share, including the effect of share-based compensation expense	$(0.67)	$(0.46)

The Company applies SFAS 123 “Accounting for stock Based Compensation” (“SFAS 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services”, with respect to warrants issued to non-employees. SFAS 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

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

	v.	Impact of recently issued accounting pronouncements:

In June 2006, the FASB issued Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently assessing the impact that FIN 48 will have on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact that SFAS 157 will have on its consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently assessing the impact that SFAS 159 will have on its consolidated financial statements

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES
		December 31,

		2006	2005

	Government authorities – Income tax advances and V.A.T	$279	$295
	Advances to suppliers	296	-
	Other	283	209

		$858	$504

NOTE 4: –	INVENTORIES
	Raw materials (including packaging materials)	$117	$107
	Products in progress	3	56
	Finished products	3,897	3,157

		$4,017	$3,320

The inventories are presented net of provision for technological obsolescence and slow moving items of $100 and $100 as of December 31, 2006 and 2005, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 5: –	MARKETABLE SECURITIES

The following is a summary of securities:

	December 31,

	2006				2005

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:

Corporate debentures	$-	$-	$-	$-	$1,332	$1	$-	$1,333

NOTE 6: –	INVESTMENT IN OTHER COMPANIES

a.	Investment in Surf Communication Systems Ltd.:

In November 2001, the Company invested $1,000 as part of a private placement in Surf Communication Systems Ltd. (“Surf”). At the same time, the Company converted its convertible loan in the amount of $1,042 (principal and accrued interest) into Preferred shares of Surf at an exercise price equal to Surf’s fair value as determined in the investment agreement. As a result of this private placement, the Company’s holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

In March 2003, the Company engaged with Catalyst Investors L.P. (“Catalyst”), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst 633,102 Ordinary shares, at a purchase price of $2.77, aggregating to $1,755 and incurred transaction cost of $155. The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

As a result of this investment, the Company had the ability to exercise significant influence over Surf. As a result, the investment in Surf had become qualified to be accounted for under the equity method. According to APB 18, when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

In September 2005, Surf entered into a private placement that is considered an event of change in circumstances having a significant adverse effect on the fair value of the investment. Therefore, the Company has evaluated its investment in Surf and determined that it amounts to $722 as of December 31, 2005 based on management’s analysis (supported by an independent third-party valuation). As a result, the Company has recorded an impairment of $1,385, which has been included in the equity in losses of an affiliate in the statement of operations for the year December 31, 2005.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 6: –	INVESTMENT IN OTHER COMPANIES (Cont.)

In June 2006, as part of the investment round, the Company invested $300 in Surf, following which, the Company holds 7.8% of Surf’s issued and outstanding shares.

Moreover, following the private placement in Surf, the Company’s voting rights have been diluted to 8.7% of the total voting rights in Surf. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment of $722 is accounted for based on the cost accounting method.

Summarized combined financial information of Surf for the years in which the investment was accounted using the equity method was as follows:

	Year ended December 31,

	2005	2004

Revenues	$2,055	$2,762

Cost of sales	$660	$700

Operating expenses from continuing operations	$3,694	$4,037

Net loss	$2,334	$1,971

b.	The Company’s investments in companies comprise of:

	December 31,

	2006	2005

Surf Communication Systems Ltd.	$983	$722

Qualmax Inc. (1)	5,619	4,690

New World Brands Inc. (1)	1,480	-

	$8,082	$5,412

(1) See Note 1d.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 7: –	PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2006	2005

Cost:
Computers and software	$1,697	$1,683
Office furniture and equipment	458	448
Leasehold improvements and plant	1,116	1,116
Vehicles	89	89

	3,360	3,336

Accumulated depreciation:
Computers and software	1,569	1,511
Office furniture and equipment	301	288
Leasehold improvements and plant	906	816
Vehicles	64	54

	2,840	2,669

Depreciated cost	$520	$667

Depreciation expenses amounted to $171, $317 and $294 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 8: –	CUSTOMER LIST, NET

	December 31,

	2006	2005

Cost:
Customer list	$2,010	$2,010

Accumulated amortization:
Customer list	381	174

Amortized cost	$1,629	$1,836

Amortization expenses amounted to $207, $157 and $17 for the years ended December 31, 2006, 2005 and 2004, respectively.

Estimated amortization expenses for the years ended:

December 31,

2007	$207
2008	207
2009	207
2010	207
2011 - 2014	801

$1,629

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 9: –	GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2006 and 2005 is as follows:

	Software solutions	Supply chain solutions	Total

Balance as of January 1, 2005	$903	$666	$1,569

Foreign currency translation adjustments	-	4	4
Exercise of options in Odem	-	282	282
Disposal of the communication segment	(903)	-	(903)

Balance as of December 31, 2005	$-	$952	$952

Balance as of December 31, 2006	$-	$952	$952

NOTE 10: –	SHORT-TERM BANK LOANS

		Weighted interest rate	December 31,

		%	2006	2005

	NIS	7.42	$2,931	$2,271

	Regarding collateral given to insure short-term credit and loans, see Note 12c.

NOTE 11: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2006	2005

Government of Israel – royalties and V.A.T	$319	$306
Provision for warranty	73	73
Professional services	255	84
Accrued expenses	-	738
Other	352	205

	$999	$1,406

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 12: –	LONG-TERM BANK LOANS

	a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate	December 31,

	%	2006	2005

NIS linked to the Israeli CPI	7.95	$18	$33
NIS	6.95	-	12

		18	45
Less – current maturities		18	28

		$-	$17

b.	The loans mature in the following years subsequent to the balance sheet dates:

December 31,

First year (current maturities)	$18

	c.	Odem has registered fixed pledges on its real estate, plant, equipment and vehicles.

NOTE 13: –	LONG-TERM CONVERTIBLE NOTE

On June 10, 2004, the Company entered into a Securities Purchase Agreement (“the Purchase Agreement”), with Laurus Master Fund Ltd. (“the Investor”), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $2,000 principal amount, due June 10, 2007 (“the Note”); and (ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $4.04 per share (“the Warrant”). According to the agreement, several fees in the amount of $115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing September 2004, in the initial amount of $20 eventually increasing to $74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions. The Warrant is exercisable, in whole or in part, until June 10, 2011. Pursuant to its undertaking in the Registration Rights Agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, the Company paid the Investor liquidated damages of $ 92.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 13: –	LONG-TERM CONVERTIBLE NOTE (Cont.)

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

The fair value of the warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $99 is presented as a component in shareholders’ equity. Since the effective conversion price was grater than the share price at the commitment date, no beneficial conversion feature exists.

In March 2005, the Investor elected to convert $308 of the Convertible note principal into 100,000 Ordinary shares of the Company. Due to the private placement agreement secured by the Company in June 2005, the conversion price was adjusted to $2.94 per share, and in July 2005, the Investor completed the conversion of the balance of the Convertible Note principal, which had not been previously converted or repaid, and the accrued interest into an additional 540,293 Ordinary shares for approximately $1,580.

In September 2005, the Company entered into a Second Securities Purchase Agreement (“the Second Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $1,500 principal amount, due September 2008 (“the Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share (“the Warrant”). According to the Second Agreement, several fees in the total amount of $116 were paid to the Investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $15 eventually increasing to $55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 13: –	LONG-TERM CONVERTIBLE NOTE (Cont.)

The fair value of the warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $144 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

On August 17, 2006 the Company entered into a Third Securities Purchase Agreement (“the Third Agreement”) with the investor under which the Company issued to the Investor in a private placement (i) a third Convertible Term Note of a $1,500 principal amount, due August 2009 (“the Note”), and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $4.04 per share (“the Warrant”). The Note is convertible into Ordinary shares at a price of $3.08 per share for the first 500,000 and $4.08 for any additional amount payable thereunder. The principal amount of the Note is repayable in monthly installments, commencing as of December 2006, in the initial amount of $15 eventually increasing to $55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 for the first 24,351 Ordinary shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on December 5, 2006.

The fair value of the warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 4.83%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 80% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $131 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

The maturity of the loans is as follows:

	December 31,

	2006	2005

First year (current maturities)	$1,139	$326
Second year	1,104	663
Third year	331	496

	2,574	1,485
Less – discount	264	238

	$2,310	$1,247

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

As of December 31, 2006, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $3,430, in respect of these grants.

b)

The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest of LIBOR.

As of December 31, 2006, the Company has an outstanding contingent obligation to pay royalties of $89 with respect to these grants.

		2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2009. Minimum future rental payments for 2007, 2008 and 2009 are $39, 14 and $14 respectively.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2008. The maximum breach of contract fees can amount to $40.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2006, 2005 and 2004 amounted to $343, $408 and $385, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 14: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	b.	1.

In July 2002, the Company received a claim letter from a car leasing vendor, under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $292. No legal proceeding has yet been filed. At this stage, according to the Company’s legal counsel assessment, the prospects of vendor to prevail and recover a significant amount seem remote. The financial statements do not include any provision in that regard.

		2.

In 1998, as part of PacInfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee (“the Sellers”), the Company may be obligated to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for and reimburse the Sellers for certain interest on taxes that they may owe, currently estimated at approximately $2 million. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse them for interest expenses incidental to the tax event. Based on the Company’s legal counsel opinion and management estimation, no provision was recorded.

		3.

In March 2006, BOSâNOVA EURL, a French company and former distributor of the Company, filed against the Company and others a claim with the French Tribunal. The claim is in the amount of € 1.4 million and it alleges breach of exclusive distributor rights in France. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion was ultimately denied by French Trade Tribunal. The Company assesses the prospects of the claimant to prevail and recover a significant amount, as remote. The financial statements include a provision in the respect.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15: –	SHAREHOLDERS’ EQUITY

	a.	Private placement:

In June 2005, the Company completed a private placement for the Company’s Ordinary shares. The Company issued to the investors 953,743 Ordinary shares at a purchase price of $2.30 per share, for a consideration of approximately $2,040 (net of $154 of issuance expenses).

The private placement included warrants of 572,219 for Ordinary shares. The exercise price of the warrants is $2.50 per Ordinary share during the first year from their issue date, and increasing to $2.75 per Ordinary share and $3.03 per Ordinary share, on the first and second anniversaries of the issue date, respectively. The warrant is exercisable, in whole or in part during a period of three years from issuance of the warrants. Pursuant to its undertaking in the Registration Rights Agreement, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the Ordinary shares (including those underlying the warrants). The registration statement became effective with no delay on February 8, 2006.

The Company’s outstanding warrants to shareholders as of December 31, 2006 are as follows:

Issuance date	Warrants for Ordinary shares	Exercise price per share			Warrants exercisable	Exercisable through

June 2005	441,785	$	(*	)	441,785	June 2008
July 2005	130,434	$	(*	)	130,434	June 2008

	572,219				572,219

*)

The exercise price of the warrants is $2.50 per Ordinary share during the first year from their issue date, and increasing to $2.75 per Ordinary share and $3.03 per Ordinary share, on the first and second anniversaries of the issue date.

b.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company. In June 2005, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the 2003 Stock Option Plan, to 1,000,000. In May 2006, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the 2003 Stock Option Plan, to 1,500,000. Any option which is canceled or forfeited before expiration, will become available for future grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15: –	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2006, an aggregate 200,073 of these options are still available for future grants. Each option granted under the Plans expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to up to four years.

During 1994, 1995, 1999, 2000, 2001, the Company’s Board adopted stock option plans (“the Plans”) pursuant to which 656,250 options for the purchase of the Company’s Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board has resolved that no further grants shall be made from these Plans.

A summary of employee option activity under the Company’s stock option plans as of December 31, 2006, 2005 and 2004 and changes for the years then ended are as follows:

	Year ended December 31,

	2006		2005		2004

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	400,250	$4.77	430,576	$9.47	426,252	$11.93
Changes during the year:
Granted	535,237	$2.67	107,000	$2.91	92,500	$0.54
Exercised	(68,747)	$1.98	(25,088)	$2.00	-	$-
Forfeited or cancelled	(44,080)	$10.68	(112,238)	$21.66	(88,176)	$11.97

Options outstanding at end of year	822,660	$3.36	400,250	$4.77	430,576	$9.47

Options exercisable at end of year	162,423	$7.29	217,750	$7.40	248,790	$5.49

The weighted-average date of grant fair value of options granted during the years ended December 31, 2006, 2005 and 2004 were $1.45, $2.13 and $2.58, respectively.

As of December 31, 2006, there was $611 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Company’s Plans. That cost is expected to be recognized over a weighted-average period of 1.5 years.

On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem’s key employee. Each option can be exercised to purchase one Ordinary share of the Company without consideration. The options vest at the end of three years from the date of grant and expire ten years from the date of the grant. The market price of the Company’s shares on the date of grant was $2.5. Accordingly, the Company recorded in the year ended December 31, 2005, a compensation expense of $62. This expense was included as part of general and administrative expenses.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15: –	SHAREHOLDERS’ EQUITY (Cont.)

As part of the disposition of the communication segment and the PrintBOS product line, the Company extended the options contractual life of employees who became the buyers’ employees. As a result, the Company recorded an expense of $104 in 2005 which was offset from the capital gain derived from the sale of this segment and product line in 2005.

On May 18, 2006, the shareholders approved to grant a bonus of 21,666 Ordinary shares to the Chairman of the Company’s Board at no consideration. The fair value of the shares granted was $60 at the date of grant.

Except for these options, all other options granted to employees in 2006, 2005 and 2004, have an exercise price equal to or higher than the market value of the Ordinary shares at the date of grant.

The options granted to employees outstanding as of December 31, 2006 have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2006	Weighted average exercise price of options exercisable

$ 0	73,000	$0.00	7.99	-	$0.00
$ 1.84-2.00	67,961	$1.89	3.00	67,961	$1.89
$ 2.28-3.08	628,237	$2.70	5.18	41,000	$2.46
$ 6.8	26,137	$6.80	1.34	26,137	$6.80
$ 18.00	750	$18.00	2.36	750	$18.00
$ 28.00	26,575	$28.00	1.35	26,575	$28.00

	822,660	$3.36	5.01	162,423	$7.29

c.	Options issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes options pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively.

The compensation expenses that have been recorded in the consolidated financial statements regarding these stock options for the years ended December 31, 2006, 2005 and 2004 were $116, $348 and $117 respectively.

On May 18, 2006, the shareholders approved to grant a bonus of 65,000 Ordinary shares to the Company’s former President and CEO at no consideration. The fair value of the shares granted was $180 at the date of grant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 15: –	SHAREHOLDERS’ EQUITY (Cont.)

The Company’s outstanding options to service providers as of December 31, 2006 are as follows:

Issuance date	Options for Ordinary shares	Exercise price per share	Options exercisable	Exercisable through

October 2002	75,000	$4.00	75,000	June 2011
January 2004	216,282	$3.00	216,282	May 2013
June 2004	130,000	$4.04	130,000	June 2011
March 2005	10,000	$3.08	10,000	March 2007
March 2005	10,000	$3.08	3,334	March 2010
June 2005	20,000	$3.08	15,002	June 2010
September 2005	73,052	$4.04	73,052	September 2012
March 2006	10,000	$2.30	10,000	December 2010
May 2006	187,100	$2.68	-	May 2010 - through May 2012
August 2006	48,701	$5.30	48,701	August 2013
August 2006	24,351	$4.04	24,351	August 2013

	804,486		605,722

NOTE 16: –	TAXES ON INCOME

	a.	Reduction in corporate tax rate:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

The Odem operation is subject to regular income tax rate while the Company and BOScom enjoy the status of an “Approved Enterprise”, as described below.

	b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

The Company’s production facilities have been granted an “Approved Enterprise” status under the Investment Law, with respect to four separate investment programs. According to the Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants and for the second and third programs, the Company has elected to receive only state-guaranteed loans. As for the fourth program, the Company has elected the “alternative benefits” and has waived Government grants in return for a tax exemption.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16: –	TAXES ON INCOME (Cont.)

The Company is also a “Foreign Investors’ Company”, as defined by the above mentioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

Income from the second, third and fourth programs, which commenced operations in 1992, 1994, 1997, respectively, may be exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the “Approved Enterprise” of the Company were transferred to BOScom. In addition, since 2002, the Company’s investments are not subject to the “Approved Enterprise” program. Accordingly, taxable income generated in that period will be split according to the assets ratio method into a taxable income that is entitled to the benefits of the “Approved Enterprise” and into an income that will be taxed at the regular corporate tax rate as described in article a above.

BOScom also has a production facility, which was granted an “Approved Enterprise” status and had a separate investment program. BOScom elected to receive the “alternative benefits”. Income derived from BOScom’s investment programs, which commenced operations in 1997 and 2002, may be exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs expire in 2001 through 2014.

The entitlement to the above benefits is conditional upon the Company’s and BOScom’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company and BOScom may be required to refund the amount of the benefits, in whole or in part, including interest. The management believes that the companies are meeting the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company and BOScom will be required to pay tax at the rate of 10% to 25% on the amount distributed (based on the percentage of foreign ownership in each taxable year). In addition, these dividends will be subject to 15% withholding tax.

As of December 31, 2006, the Company and BOScom have not yet utilized any tax benefit since they have not generated any taxable income.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16: –	TAXES ON INCOME (Cont.)

If the Company and BOScom derive income from sources other than an “Approved Enterprise”, such income will be taxable at the regular corporate tax rate as described in a above.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise”, such as provisions generally requiring that at least 25% of the “Approved Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Israeli subsidiary’s existing “Approved Enterprise” will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provision of the new law will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income subject to the provision of the new law.

	c.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2006, in the amount of approximately $30,985. These losses may be carryforward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2006, the U.S. subsidiaries which were classified as discontinued operations had U.S. Federal and State net operating loss carryforward of approximately $10,265, that can be carried forward and offset against taxable income and expire through 2022. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

As of December 31, 2006, BOS UK had net operating loss carryforward of approximately $3,500. In February 2006, the Company filed with the UK Companies House an application to dissolve BOS UK.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16: –	TAXES ON INCOME (Cont.)

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2006	2005

Assets in respect of:

Property, plant and equipment	$3	$3
Allowances and provisions	296	865
Net operating loss carryforward	10,674	9,350

	10,973	10,218
Liabilities in respect of intangible assets	(422)	(486)

Net deferred tax assets before valuation allowance	10,551	9,732
Valuation allowance (1)	(10,936)	(10,187)

Net deferred tax liability	$(385)	$(455)

(1)

The Company has provided valuation allowances for BOS, BOScom and Quasar in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to their history of operating losses and current uncertainty concerning their ability to realize these deferred tax assets in the future.

	December 31,

	2006	2005

Presented in balance sheet:

Current assets	$14	$13
Long-term assets	23	18
Current liabilities	(60)	(64)
Long-term liabilities	(362)	(422)

Net deferred tax liability	$(385)	$(455)

Net deferred tax – domestic	$(385)	$(455)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 16: –	TAXES ON INCOME (Cont.)

	e.	Tax benefits (taxes on income) are comprised as follows:

	Year ended December 31,

	2006	2005	2004

Current	$(17)	$(259)	$(63)
Deferred	106	55	43

	$89	$(204)	$(20)

Domestic	$106	$(74)	$(20)
Foreign	(17)	(130)	-

	$89	$(204)	$(20)

f.	Effective tax

Income (loss) before taxes on income from operating activities related to continuing operations	$(1,682)	$167	$147

Statutory tax rate	31%	34%	35%

Provision at statutory tax rate	(521)	57	51
Non-deductible expenses	21	219	16
Deferred taxes on losses reserves and allowances for which a valuation allowance was provided	411	(72)	(47)

Taxes on income (tax benefit)	$(89)	$204	$20

g.	Tax assessments:

BOS and BOScom have final assessments through 2000. Odem has final assessment through 2004.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 17: –	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

	a.	Financial income (expenses), net:

	Year ended December 31,

	2006	2005	2004

Financial income:
Interest on bank deposits and marketable securities	$73	$57	$98
Other (mainly foreign currency translation income)	65	-	100

	138	57	198

Financial expenses:
In respect of long-term bank loans and convertible note	(694)	(427)	(324)
Other (mainly foreign currency translation losses)	(70)	(78)	(32)

	(764)	(505)	(356)

	$(626)	$(448)	$(158)

b.	Earnings (loss) per share:

1. Numerator:

Numerator for basic and diluted net earnings (loss) per share:
Loss from continuing operations	$(1,593)	$(2,010)	$(198)
Income (loss) from discontinued operations	1,685	(1,595)	(1,855)

Net earnings (loss) available to Ordinary shareholders	$92	$(3,605)	$(2,053)

2.	Denominator (in thousands):

Weighted average Ordinary shares outstanding (in thousands)	6,675	5,616	4,631

Diluted weighted average shares outstanding (in thousands)	6,793	5,616	4,631

Basic and diluted net loss per share from continuing operations	$(0.24)	$(0.36)	$(0.04)

Basic and diluted net earnings (loss) per share from discontinued operations	$0.25	$(0.28)	$(0.40)

Basic and diluted net earnings (loss) per share	$0.01	$(0.64)	$(0.44)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 18: –	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2006 and subsequent to the disposal of the communication segment in 2006 and the acquisitions of Odem and Quasar, the Company manages its business with two reportable segments, consisting of the software solutions segment (previously named the connectivity segment) and the supply chain solutions segment (previously named the electronic components segment).

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

a.	Revenues, gross profit and operating income (loss) for the operating segments for the years 2006, 2005 and 2004 were as follow:

	Software solutions	Supply chain solutions	Not allocated	Consolidated

2006

Revenues	$2,058	$18,859	$-	$20,917

Gross profit	$1,341	$3,376	$-	$4,717

Operating loss	$(35)	$(64)	$(957)	$(1,056)

Assets related to segment	$243	$13,700	$10,586	$24,529

2005

Revenues	$3,926	$20,253	$(80)	$24,099

Gross profit	$2,425	$3,820	$-	$6,245

Operating income (loss)	$235	$727	$(702)	$260

Assets related to segment	$391	$11,535	$10,720	$22,646

2004

Revenues	$5,011	$1,908	$-	$6,919

Gross profit	$2,933	$327	$-	$3,260

Operating income (loss)	$1,009	$66	$(770)	$305

Assets related to segment	$616	$8,880	$10,592	$22,088

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 18: –	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2006, 2005 and 2004 based on the location of customers:

	Year ended December 31,

	2006		2005		2004

	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)

United States	$2,848	$-	$3,439	$-	$3,251	$-
Far East	2,019	-	6,083	-	701	-
Europe	1,173	-	1,171	-	600	-
Israel and others	14,877	3,101	13,406	3,455	2,367	3,745

	$20,917	$3,101	$24,099	$3,455	$6,919	$3,745

Total revenues are attributed to geographical areas based on the location of customers in accordance with Statement of Financial Accounting 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

	*)	Long-lived assets comprise goodwill, intangible assets, property, plant and equipment.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,

	2006	2005	2004

Customer A	7%	11%	46%

Customer B	24%	16%	-

Major customer’s debt balances as of December 31, 2006 and 2005 are $6,530 and $1,433, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for share and share data)

NOTE 19: –	RELATED PARTIES

M&A Addendum to the Service Agreement of Cukierman & Co.

In 2003, the Company’s audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company’s Board, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Service Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid according to the Service Agreement are:

		December 31,

		2006	2005

	Business development	$120	$109
	Success fee in respect of issuance of convertible loan, investment in Odem and private placements	75	397

		$195	$506

	Current liabilities in respect of related parties as of December 31, 2006 and 2005 were $13 and $23, respectively.

NOTE 20:	SUBSEQUENT EVENT

	Right offering:

On March 11, 2007, the Company announced that the registration statement previously filed by BOS with the Securities and Exchange Commission and the Israel Securities Authority, has been declared effective on March 8, 2007. All of the Company’s shareholders, who own shares as of March 19, 2007, the record date, will be entitled to participate in a $5 million right offering, and receive one right for each 3.3724 Ordinary shares owned on the record date. Each right will entitle the holder to purchase one Ordinary share, at a subscription price of $2.50.