Form 20-F/A
period 2006-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2007-11-28
CIK 1005516

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2006, of B.O.S Better Online Solutions Ltd. (the “Registrant”) is filed in order to correct and supplement the description of a claim brought against the Registrant by BosaNova EURL in France. In particular, in the Registrant’s previous description, it was mistakenly reported that the claim was filed in March 2005, for the amount of 1.4 million Euros whereas the claim was served on the Registrant in April 2006, for approximately 3.3 million Euros and additional remedies.

This Amendment No. 1 contains item 8 and the Company’s Consolidated Financial Statements, in which a corresponding revision was made in Notes 14.b.3 and 20.b, and which also include an updated auditors report. Except as described above, this Amendment No. 1 to the Form 20-F continues to speak as of June 5, 2007 and no other changes have been made to the Annual Report. This Amendment No. 1 does not amend or update any other information set forth in the Annual Report and we have not updated disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Annual Report.

Item 8: Financial Information.

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Sales Outside Israel

The total amount of export revenues of the Company has been as follows:

Year	export revenues	% of all revenues

2006	$6,040,000	29%
2005	$10,693,000	44%
2004	$4,552,000	66%

Legal Proceedings

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeks an amount of approximately 3.3 million Euros and additional remedies. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. On September 18, 2007, the French Trade Tribunal rejected the Company’s assertion that jurisdiction is with the Israeli courts, and the Company has appealed this decision. The Company assesses the prospect of the claimant to prevail and recover a significant amount as remote. The Company’s financial statements include a provision in this respect.

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

8B.	Significant Changes

Not applicable.

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

1.2	Articles of Association, as amended (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.2	Share Purchase Agreement, dated as of February 23, 2003, and Option Agreement and Registration Rights Agreement, dated as of March 30, 2003, by and between Catalyst Investments L.P. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.3	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.4	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman &Co. Investment House Ltd., BOScom Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.5	Securities Purchase Agreement and Master Security Agreement and Registration Rights Agreement, dated as of June 10, 2004, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004), and Amendment no. 1 to the Securities Purchase Agreement dated as of November 16, 2004 (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.6	Securities Purchase Agreement and Master Security Agreement, dated as of September 29, 2005, by and between Laurus Master Fund Ltd. and the Registrant (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006; the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-130048).

4.7*	Securities Purchase Agreement and Master Security Agreement, dated as of August 16, 2006, by and between Laurus Master Fund Ltd. and the Registrant (the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-137153)

4.8	Distribution Agreement, dated as of January 15, 2003, by and between BOScom Ltd. and BOSaNOVA Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F/A filed on January 6, 2005).

4.9	Asset Purchase Agreement, dated as of September 29, 2004, by and between Quasar Communication Systems Ltd. and the Registrant (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.10	Share Purchase Agreement, dated as of November 2, 2004, by and between Jacob and Sara Neuhof, Odem Electronic Technologies 1992 Ltd. and the Registrant (incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-117529).

4.11	Agreement, dated as of September 29, 2005, by and between Jacob and Sara Neuhof and the Registrant, for the purchase of the shares of Odem Electronic Technologies 1992 Ltd. held by the Jacob and Sara Neuhof (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.12	Share Purchase Agreement, dated as of May 24, 2005, by and between certain investors and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.13	Asset Purchase Agreement and Amendments no. 1 and 2 to Agreement, dated as of July 18, 2005, August 31, 2005 and September 25, 2005, respectively, by and between BOSCom, Consist Technologies Ltd. and Consist International Inc., and Escrow Agreement and Amendment no. 1 to Escrow Agreement between the parties, dated as of July 18, 2005 and August 31, 2005, respectively (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.14	Asset Purchase Agreement, Amendment no. 1 to the Agreement and Amendment no. 2 to the Agreement, dated as of October 26, 2005, November 2, 2005, and December 31, 2005, respectively, by and between Qualmax, Inc., BOScom Ltd. and the Registrant; Loan Agreement dated as of December 31, 2005, by and between Qualmax Ltd. and the Registrant; Registration Rights Agreement, dated as of December 31, 2005, by and between Qualmax Inc. and the Registrant; and Form of warrant dated as of December 31, 2005, issued by Qualmax Inc. to the Registrant (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.15	Letter agreement among New World Brands, Inc., Qualmax, Inc., IP Gear, Ltd., P&S Spirit, LLC and B.O.S Better Online Solutions Ltd., dated December 31, 2006 (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form F-1/A filed with the SEC on February 12, 2007).

4.16	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11*	Statement of Computation of Earnings Per Share

12.1**	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2**	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1**	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2*	Consent of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited.

* Previously filed.

** Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to the Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

By: /s/ Shmuel Koren —————————————— Shmuel Koren President and Chief Executive Officer	By: /s/ Eyal Cohen —————————————— Eyal Cohen Chief Financial Officer

Date: November 28, 2007

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

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2007, except as to	A Member of Ernst & Young Global
Note 14b(3), as to which
the date is November 27, 2007

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

		3.

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeks an amount of approximately 3.3 million Euros and additional remedies. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. The Company assesses the prospects of claim to prevail and recover a significant amount, as remote. The financial statements include provision in the respect. (See also Note 20).

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

The payments the Company paid according to the Service Agreement are:

	December 31,

	2006	2005

Business development	$120	$109
Success fee in respect of issuance of convertible loan, investment in Odem and private placements	75	397

	$195	$506

Current liabilities in respect of related parties as of December 31, 2006 and 2005 were $13 and $23, respectively.

NOTE 20:	SUBSEQUENT EVENT

	a.	Right offering:

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

	b.	BOSâNOVA EURL lawsuit (UNAUDITED):

On September 18, 2007, the French Trade Tribunal rejected the Company’s assertion that jurisdiction is with the Israeli courts. The Company appealed this decision.