Form 20-F
period 2007-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2008-06-30
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,857,554_Ordinary Shares, nominal value NIS 4.00 per share, as of December 31, 2007; and 11,357,778 Ordinary Shares, nominal value NIS 4.00 per share, as of May 31, 2008.

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

Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐      Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

ii

iii

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not required.

Item 2: Offer Statistics and Expected Timetable

Not required.

Item 3: Key Information Regarding B.O.S.

Unless the context in which such terms are used would require a different meaning, all references to “BOS”, “we”, “our” or the “Company” refer to B.O.S. Better Online Solutions Ltd. and its subsidiaries.

3A.	Selected Consolidated Financial Data

The consolidated statement of operations data for B.O.S. Better On-Line Solutions Ltd. set forth below with respect to the years ended December 31, 2007, 2006 and 2005, and the consolidated balance sheet data as of December 31, 2007 and 2006, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Form 20-F.

Following the sale of the Communications segment in 2005, the Company has accounted for the Communications segment as a discontinued operation. As such, the results of operations, including revenues, cost of revenues, operating expenses and other income and expenses related to the Communications segment for years 2006 and 2005, have been reclassified in the 2006 statements of operations and balance sheet as discontinued operations.

On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,

	2003	2004	2005	2006	2007

Revenues	5,728	6,919	24,099	20,917	23,774
Cost of revenues	1,455	3,659	17,854	16,200	19,099

Gross profit	4,273	3,260	6,245	4,717	4,675
Operating expenses:
Research and development, net	1,846	669	893	486	636
In process Research and development	–	–	–	–	170
Sales and marketing	2,178	1,015	2,425	2,019	3,811
General and administrative	1,317	1,271	2,667	3,268	1,980
Restructuring and related costs	678	–	–		–

Total operating expenses	6,019	2,955	5,985	5,773	6,597

Operating income (loss):	(1,746)	305	260	(1,056)	(1,922)
Financial income (expense), net	109	(158)	(448)	(626)	(469)
Other income (expenses), net	45	–	355	–	(6,233)

Income (loss) before tax on income	(1,592)	147	167	(1,682)	(8,624)
Tax benefit (taxes on income)	–	(20)	(204)	89	(9)
Equity in losses of an affiliated company	(465)	(308)	(1,750)	–	–
Minority interest in earnings of a subsidiary	–	(17)	(223)	–	–

Loss from continuing operations	(2,057)	(198)	(2,010)	(1,593)	(8,633)
Net income (loss) related to discontinued operations	2,036	(1,855)	(1,595)	1,685	237

Net income (loss)	(21)	(2,053)	(3,605)	92	(8,396)

Basic and diluted net loss per share from continuing operations	$(0.56)	$(0.04)	$(0.36)	$(0.24)	$(1.00)

Basic and diluted net income (loss) per share from discontinued operations	$0.55	$0.40	$(0.28)	$0.25	$0.02

Basic and diluted net income (loss) per share	$(0.01)	$(0.44)	$(0.64)	$0.01	$(0.97)

Weighted average number of shares used in computing basic net earning (loss) per share	3,683	4,631	5,616	6,675	8,651

Weighted average number of shares used in computing diluted net earning (loss) per share	3,683	4,631	5,616	6,793	11,783

	As of December 31,

Balance Sheet Highlighted Data:	2003	2004	2005	2006	2007

Cash and Cash Equivalents	3,872	2,304	2,232	2,033	4,271

Working Capital (*)	5,082	5,195	4,162	3,046	10,407

Total Assets	14,023	22,485	22,646	24,529	31,132

Short-term banks loan and current maturities of long-term bank loans and convertible note	–	1,997	2,625	4,088	5,028

Long-term liabilities	951	3,380	2,517	2,686	4,450

Minority interest in a subsidiary	–	809	–	–	–

Share Capital	4,309	4,823	6,432	6,571	10,628

Additional paid in Capital	43,247	44,426	47,588	48,330	54,758

Shareholders’ equity	10,541	10,048	11,266	12,349	14,438

(*)Working capital comprises of:

Current assets	7,239	12,581	12,233	12,540	22,651

Less: current liabilities	2,157	7,386	8,071	9,494	12,244

	5,082	5,195	4,162	3,046	10,407

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of proceeds

Not applicable

3D.	Risk Factors

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

Forward Looking Statements

This report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

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

Risks relating to our financial results and capital structure:

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

          As of December 31, 2007, we had an accumulated deficit of $51 million. In 2007 we had a net loss of $8.4 million, of which $5.6 million was due to impairment of investment in the shares Qualmax Inc. (Pink Sheets: QMXI.PK) and its subsidiary New World Brands (OTC: NWBD.OB) (see “Section 4A. History and Development of the Company”). Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include:

•	successful integration of Summit Radio Corp. (“Summit”) which was acquired in November 2007 and of the assets of Dimex Systems (1988) Ltd., which were purchased in March 2008.

•	financing working capital needs by debt or equity.

•	continuing growth in the Aerospace industry and continued demand for our existing products.

•	developing and selling new products to meet customer needs.

•	penetrating into the RFID market.

•	controlling costs and successfully implementing our business strategy; and

•	manufacture and delivery of products in a timely manner.

          There can be no assurance that we will be able to meet our challenges and experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

We may be unable to maintain our gross profit margins.

          Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, the gross profit margin of our Supply Chain Segment, whose sales accounted for 89% of our total sales in 2007 and in 2006, tends to fluctuate. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We require a significant amount of cash to satisfy our debt obligations. If we fail to generate sufficient cash flow from operations, we may need to renegotiate or refinance our debt, obtain additional financing, postpone capital expenditures or sell assets. If we are forced to repay our short and long term bank loans in cash, we may not have enough cash to fund our operations.

          As of March 31, 2008 we had $6,146,000 of short term bank loans drawn under a revolving credit facility, $701,000 current maturities of long term loans and long terms loans in the amount of $3,144,100. We depend mainly on our cash generated by continuing operating activities to make payments on our debts. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors.

          Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers’ demand for our products, and pressure from existing and new competitors. Also, because part of our loans bear interest at floating rates, we are susceptible to an increase in interest rates. (See “Section 5B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”)

          If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets.

          If our lenders decline to renegotiate the terms of our debt in these circumstances, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable.

          In addition, our short and long term bank loans contain certain provisions, restrictions and financial covenants, which if violated, could result in the full principal amounts together with interest and other amounts becoming immediately due and payable in cash.

          If we do not have the cash resources to repay our indebtedness in such circumstances, our lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. (See “Item 5. Operating and Financial Review and Prospects”)

Our assets are subject to security interests in favor of our lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

          The repayment of our bank debt is secured by a first priority floating charge on all of our company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of Dimex Solutions Ltd. and Odem Electronic Technologies 1992 Ltd. (“Odem”). In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of our lenders.

          If we are unable to repay the bank loans when due, our lenders could foreclose on our assets in order to recover the amounts due. Any such action would require us to curtail or cease operations.

Our debt obligations may hinder our growth and put us at a competitive disadvantage.

          Our debt obligations require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans. This reduces funds available to grow and expand our business, limits our ability to pursue business opportunities and makes us more vulnerable to economic and industry downturns. The existence of debt obligations and covenants also limits our ability to obtain additional financing on favorable terms.

Due to restrictions in our loan agreements, we may not be able to operate our business as we desire.

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder’s equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to our shareholders and us. (See “Section 5B. Liquidity and Capital Resources”) Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements.

Risks related to our business:

Integration of our acquisitions requires significant financial and management resources and there is no assurance that the acquisitions may prove successful.

          Over the past years we have pursued the acquisition of businesses, products and technologies and recently we completed two major acquisitions, of the U.S. based Summit, in November 2007, and of the assets of the Israeli Dimex Systems (1988) Ltd., in March 2008.

          Our growth increases the complexity of our operations, places significant demands on our management and our operational, financial and marketing resources and involves a number of challenges, including:

•	managing geographically dispersed operations;

•	retaining and motivating key personnel of the acquired businesses;

•	assimilating different corporate cultures;

•	preserving the business relationships with existing key customers and suppliers;

•	maintaining uniform standards, controls, procedures and policies; and

•	introducing joint products and service offerings.

          There can be no assurance that we will be able to successfully integrate and manage our recent acquisitions in order to maintain and grow the combined business and maximize the potential synergies.

          Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

We may be unable to effectively manage our growth and expansion, and as a result, our business results may be adversely affected.

          Our goal is to grow significantly over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our financial resources and in our delivery and service capabilities. These factors could place a significant strain on our resources.

          Our inability to meet our delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, our exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

          Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

          If our efforts to raise capital do not succeed, our efforts to increase our business may be seriously jeopardized.

A significant part of the revenues of our supply chain business are from two major customers: Israel Aircraft Industries (“IAI”) and a strategic Latin American customer (the “Strategic Customer”).

          Our business relationship with IAI and the Strategic Customer accounted for 11% and 10% of our revenues in the first quarter of 2008, respectively. An interruption in our business relationship with IAI or with the Strategic Customer would result in a significant reduction in our revenues and backlog and in a write-off of inventory, and would have a material adverse effect on our business and results of operations.

          Our long term sales agreement with IAI will end by December 2008. In May 2008, we announced that we finalized a contract for the sale of components to the Strategic Customer. The contract, expected to be signed in the near future, provides for a framework for orders potentially amounting to up to $25 million during an initial five-year term (until 2012). The contract may be extended for additional five-year terms. The contract may be extended for additional five-year terms. Pursuant to the contract, we committed to a fixed components sale price through 2010. Each of our agreements with IAI and the Strategic Customer subjects us to the following risks:

•	Significant appreciation in the cost price of electronic components may materially adversely impact our financial results.

          Our sales agreements provide for the supply of electronic components at a fixed sales price. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results.

•

The relationship with the IAI and the Strategic Customer requires us to hold a large inventory, in order to meet short lead time and delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory, which would materially adversely affect our results of operations.

          Under the agreements with IAI and the Strategic Customer, we are obligated to hold inventory of products necessary for three months of production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write-offs and write-downs as a result of slow-moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write-offs and write-downs could adversely affect our operating results and financial condition.

•	If we are unable to provide certain requested components, the entire order which includes these components may be cancelled.

          Supply Chain solution programs of electronic components accommodate the preference of customers to work with a limited number of suppliers that will be able to provide a wide range of electronic components under one order. In the event we are not able to provide certain of the components ordered, the customer could elect to terminate the entire order before its delivery. This could cause us to remain with excess and obsolete inventory and would adversely affect our results of operations.

The continued growth of our Mobile and RFID Solutions segment depends on our ability to expand sales abroad.

Our Mobile and RFID Solutions revenues that were generated from sales outside of Israel amounted, in the first quarter of year 2008, to $626,000 or 35% of the entire Mobile and RFID Solutions revenues. Continued growth of this segment depends on our ability to further increase our sales abroad. There can be no assurance that we will be able to maintain and increase our revenues from these markets.

Certain customers of our Supply Chain Solutions may cancel purchase orders they placed before the delivery.

          Certain purchase orders of our Supply Chain Solutions provide that they may be canceled by the customer before delivery. In the event substantial orders are so cancelled, there is no assurance that we will be able to sell the pre-purchased inventory at a profit, or at all. This could result in excess and obsolete inventory and could have a material adverse effect on our results of operations.

The Company’s subsidiary, Summit, engages in a number of business activities governed by Federal Regulations, which if violated, could subject the Company to civil or criminal fines and penalties.

          The Company’s subsidiary, Summit, engages in a number of business activities governed by the Federal Acquisition Regulations (FAR), the Defense Federal Acquisition Regulations (DFAR) and the export control provisions of the International Traffic In Arms Regulations (ITAR) of the Department of State. The FAR and DFAR regulate business with the U.S. Department of Defense as well as other U.S. Government agencies regardless of whether the company serves in the role of a prime contractor (in direct privity of contract with the governmental agency) or as a subcontractor to a prime contractor, regardless of how many tiers down the contracting chain. Violation of the FAR or DFAR can result in civil and criminal fines and other penalties, including suspension or debarment from the ability to do business with any agency of the Federal Government, whether directly or indirectly. Much of the Summit’s business, regardless of whether with the Federal Government, involves compliance with the ITAR, the export control regulations for the export of defense articles, technology or defense services. ITAR violations are, in effect, a violation of the Arms Export Control Act. Fines and penalties can be civil or criminal. Civil fines are $250,000 per violation or twice the value of the transaction. Criminal violations include fines of $1,000,000 per violation both for individuals and the company. Violation of the ITAR can also lead to loss of export privileges for up to four years.

The sales of the BOSâNOVA Suite Solution (one of the products of Mobile and RFID Solutions segment) in the United States depend on one key distributor. In the event that we cease working with the key distributor, we may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on our business.

          We market BOSâNOVA Suite Solutions in the United States through one key distributor. In 2007 and in 2006 our sales though this distributor accounted for 4% and 7% of our total sales, respectively, and for approximately 18% and 21% of our gross profit, respectively. In the event that we cease working with this key distributor, we may experience a reduction in our gross profit until an alternative source of distribution can be found, which may have a material adverse effect on our business

We are required to make additional payments towards the acquisition of the assets of Dimex.

          Pursuant to the Dimex Asset Purchase Agreement we are required to pay to the sellers an additional amount of approximately NIS 25 million (approximately $7.7 million, based on May 31, 2008 currency exchange rate), in four installments. The first installment of NIS 15 million is due in September 2008 and the remaining amount is payable in three semi-annual installments through March 2010.

          If we are unable to make these payments, we will be in breach of contract and our financial position, and results of operation could be adversely affected.

We rely on certain key suppliers for the supply of our products.

          Most of our sales in our Supply Chain Solution segment rely on products of certain main manufacturers, which we represent. One major manufacturer accounted for 11% of our Supply Chain Solutions segment purchases during 2007.

          In the event that any of our suppliers becomes unable to fulfill our requirements in a timely manner of if we cease our business relationship with these manufacturers we may experience an interruption in delivery until an alternative source of supply can be obtained.

Future changes in industry standards may have an adverse effect on our business.

New industry standards in the aviation and defense industry could cause a portion of our Supply Chain Solution segment’s inventory to become obsolete and unmarketable which would adversely affect our results of operations.

We depend on key personnel and need to be able to retain them and our other employees.

          Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry. Our success will depend, in part, on:

•	our ability to retain the executive officers and key technical personnel who have been involved in the development of our two divisions;

•	our ability to attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

•	our ability to attract and retain highly skilled computer operating, marketing and financial personnel.

          We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

In consideration of our sale of our Communication segment we received shares of Qualmax Inc. and of its subsidiary New World Brands Inc. We have already recorded a loss in respect of these holdings and may need to record additional losses if the stock price of New World Brand or Qualmax decreases.

          On December 31, 2005 we closed a transaction for the sale of our Communications segment to IP Gear Ltd. (“IP Gear”), a wholly owned subsidiary of Qualmax Inc. (“Qualmax”), in consideration for common stock of Qualmax. In September 2006 Qualmax transferred all of its assets and liabilities to World Brands Inc. (“New World”) in exchange for shares of Preferred Stock of New World.

          In December, 2006, we closed a transaction with Qualmax and its subsidiaries, New World and IP Gear, pursuant to which we converted approximately $1.5 million payable to us by Qualmax and IP Gear into approximately 16.5 million shares of New World common stock.

          In connection with the transaction, we agreed to grant New World, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the New World shares held by us, at prices ranging from $0.12 to $0.24 per share of common stock.

          In addition, we agreed to enter into a lock up agreement, restricting the transfer of our share holdings in Qualmax and in New World, for up to two years. New World has a limited operating history on which to judge whether or not this company will be successful. If New World is not successful in its business or if New World and Qualmax share price is subject to a prolonged decline, we may be required to record an impairment of the investment, which could materially adversely affect our results of operation.

          In year 2007 we recorded a $5.6 million loss due to a decrease in the share price of New World and Qualmax. In the first quarter of 2008, due to an increase in the share price of New World, the book value of our investment increased by $244,000, which was recorded against other comprehensive income (i.e. capital fund) and did not affect our statement of operations.

The recent slowdown in the financial markets and resulting expected economic slow down in the industry and in technology markets may have an adverse impact on us and on the value of our shares.

          Our Company, like other technology companies, has been and is subject to the effects of market slowdowns in the technology industry. If general economic conditions fail to improve, or if they deteriorate, our revenues, operating results and financial condition would be adversely affected.

If revenue levels for any quarter fall below our expectations, our results of operations will be adversely affected.

Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses level are relatively fixed, or require some time for adjustment. Hence, revenue levels below our expectations will adversely affect our results of operations.

Foreign currency fluctuations significantly impact on our business results.

          The vast majority of our sales are made in U.S. dollars and a significant part of our expenses is in New Israel Shekels (“NIS”). Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In 2007, and until May 31, 2008, the U.S. dollar depreciated against the NIS by approximately 23.5%, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S dollar. Further significant depreciation could have an adverse effect on our results of operation and financial condition.

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the U.S. dollar. Similarly, the U.S. dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the U.S. dollar.

          A substantial amount of our revenues is denominated in U.S. dollars or is U.S. dollar-linked, but we incur a significant portion of our expenses, principally the rent for our facilities in Israel and salaries and related personnel expenses in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

          Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2005, 2006 and 2007, the inflation adjusted NIS appreciated against the U.S. dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

          To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS. Even if we perform hedging transactions, they may not adequately protect us from the effects of inflation in Israel.

          (see "Section 5A. Results of Operation - Impact of Inflation and Currency Fluctuations")

We may be unable to maintain and continue developing marketing and distribution arrangements and expand our reach into overseas markets.

          Sales outside Israel accounted for 33% of our total sales in 2007 and for 29% in 2006. If we are not able to maintain our existing distribution channels and expand to new international markets, our operating results may be materially adversely affected.

If we are unsuccessful in developing and introducing new products, we may be unable to expand our business.

          The market for some of our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products.

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

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

          We have sold and intend to continue to sell our products in North and Latin America and in Europe.

          A number of risks are inherent in engaging in international transactions, including:

•	possible problems in collecting receivables;

•	imposition of governmental controls, or export license requirements;

•	political and economic instability in foreign countries;

•	trade restrictions or changes in tariffs being imposed; and

•	laws and legal issues concerning foreign countries.

          If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

We may be unable to successfully defend ourselves against claims brought against us.

          We are defendants in a number of lawsuits filed against us, and from time to time in the normal course of our business, may receive written demands for payments from prospective plaintiffs. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources regardless of their merit. Moreover, we cannot predict the results of all proceedings and there can be no assurance that we will be successful in defending ourselves against them. An unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

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

          Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have grave tax consequences for U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to U.S. shareholders if we are subsequently determined to be a PFIC.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

          The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2006 through May 2008, the daily closing price of our ordinary shares in NASDAQ has ranged from $1.45 to $2.97 per share and in the Tel Aviv Stock Exchange has ranged from 4.28 NIS to 14.58 NIS. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

•	the acquisition of Summit and of the assets of Dimex Systems;

•	actual or anticipated variations in our quarterly operating results;

•	announcements of technological innovations, new products, services or new pricing practices by us or our competitors;

•	increased market share penetration by our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	issuance of additional shares pursuant to the exercise of warrants granted to our investors in previous private placement;

•	sales of additional ordinary shares; and

•

devaluation of the U.S. dollar against the NIS, which caused a corresponding decrease in the NIS-quoted share price in Tel Aviv Stock Exchange. From January 2006 through May 2008 the devaluation of the dollar against the NIS was 29.8%.

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

          In late 2002 and early 2003 the Company received notice from the NASDAQ Stock Market that its ordinary shares were subject to delisting from the NASDAQ Global Market for failure to meet NASDAQ’s minimum bid price and shareholders’ equity requirements ($10 million) for continued listing on the Global Market. Following a hearing, during 2003, we were notified by NASDAQ that we had regained compliance.

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

          On June 2, 2005, the Company again received notice from the NASDAQ Stock Market indicating that based on the results for the period ended March 31, 2005, the shareholders’ equity was $9,425,000, and accordingly not in compliance with the minimum $10,000,000 shareholders’ equity requirement for continued listing on the Global Market. In June 2005, the Company regained compliance with NASDAQ’s minimum $10,000,000 shareholders’ equity requirement for continued listing on the Global Market.

          There can be no assurance that we will be able to meet and continue to meet these or other NASDAQ requirements to maintain our NASDAQ Global Market listing, in which case we will seek to transfer the listing of our ordinary shares to the NASDAQ Capital Market, of which there can be no assurance.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

          We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, the future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

          Generally, all nonexempt male adult citizens and permanent residents of Israel, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

          Additionally, in recent years Israel has been going through periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. Also, due to significant economic reforms proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. Such strikes or work stoppages have an adverse effect on the Israeli economy and on our business. Furthermore, Israel is a party to certain trade agreements with other countries, and material changes to these agreements could have an adverse effect on our business.

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

All of our directors and most of our officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

          All of our directors and most of our officers reside outside of the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and non- U.S. officers may not be collectible within the United States.

Item 4: Information on the Company

4A.	History and Development of the Company

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law 1999 - 5759. Our executive offices and engineering, development, testing, shipping and service operations are located in Israel and the USA.

Our telephone number is 972-3-954-1000 and our website address is www.boscorporate.com. Our subsidiary Odem maintains a website showcasing our services in the field of RFID. The website address is www.yourfid.com. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two segments:

•	Supply Chain Solutions– conducted through two wholly owned subsidiaries: Odem Electronic Technologies 1992 Ltd. and Summit Radio Corp.

•	Mobile and RFID Solutions – conducted through BOS and two wholly owned subsidiaries: Dimex Solutions Ltd. (previously named BOScom Ltd.) and its subsidiary Dimex Hagalil Projects (2008) Ltd.

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

In June 2007, the Company entered into a Development, Credit and Purchase Agreement with OptimizeIT, an Israeli partnership, pursuant to which the Company purchased the assets of OptimizeIT. The aggregate consideration for the purchase was $170,000, which was paid by issuance of 8,000 shares of the Company and by a cash payment of $150,000.

In July 2007, the Company entered into an agreement with CYMS K.M.D Ltd., to purchase the assets of CYMS for an aggregate consideration of $ 66,000, which was paid by issuance of 5,594 shares of the Company and by a cash payment of $51,000.

On November 21, 2007 the Company purchased all of the outstanding share capital of Summit, from Summit’s existing shareholders. In consideration for Summit’s shares the Company issued 360,000 of the Company’s shares (subject to “lock-up” periods of up to 2 years) and (ii) paid a cash amount of $4,472,000 (including $373,000 paid against undistributed net income for the first nine months of 2007 in Summit). In addition, Summit’s selling shareholders are entitled to receive contingent consideration of up to $500,000, based on performance in the years 2008 and 2009.

In March 2008, BOScom Ltd. (now Dimex Solutions) and its subsidiary Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and its subsidiary, Dimex Hagalil Ltd. Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration for acquiring the business operation of Dimex was NIS 17.6 million (approximately $5,460,000 based on the May 31, 2008 exchange rate) and for the inventory, accounts receivable and fixed assets, the consideration was NIS 27 million (approximately $8,377,000 based on the May 31, 2008 exchange rate). The consideration is comprised of cash, payable over a 24-month period and of 500,224 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

In addition, we have an interest in two companies:

(a) Surf Communications Solutions Ltd. (“Surf”), in which as of December 31, 2007 we hold 6.94% of the issued and outstanding share capital. Established in 1996, Surf is an Israeli privately held company, with offices in the United States and in Europe. Surf develops a suite of hardware and software products that drives a wide variety of applications whose common goal is high-capacity distribution of voice and video. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf, and converted a convertible loan in the amount of $1,042,000 into Preferred Shares in Surf. In March 2003, the Company purchased from Catalyst Investments L.P. (“Catalyst”) most of the Surf shares held by Catalyst as a result of which Catalyst held 16.6% of the outstanding Company shares, after the issuance. In September 2005, the Company invested $300,000 in Surf as part of a private placement.

(b) Qualmax Inc. (Pink Sheets: QMXI.PK) (“Qualmax”), in which as of December 31, 2007 we hold 17.87% and its subsidiary New World Brands (OTC: NWBD.OB) (“New World”), in which as of December 31, 2007 we hold 3.96%. On December 31, 2005, we sold our Communications related property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned subsidiary of Qualmax.

The consideration paid to the BOS in the transaction was approximately 3.2 million Qualmax shares of common stock, plus contingent consideration based on the performance of IP Gear. On June 8, 2006, Qualmax issued to BOS, on account of the abovementioned commitment, an additional 250,000 Shares.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the Qualmax shares and the shares underlying the Warrants. The Company does not have a representative on the Board of Directors of Qualmax.

The Company also granted a bridge loan to IP Gear in the amount of $1,000,000. The term of the loan was three years and it bore interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear was to pay only the interest accrued on the loan and monthly principal and interest payments were to commence thereafter.

In May 2006, Qualmax issued to the Company 244,755 shares, and the principal amount of the loan was reduced to $650,000. In June 2006, Qualmax issued to BOS an additional 174,825 shares, further reducing the principal amount of the loan, to $400,000.

On September 18, 2006, Qualmax announced that it had consummated the transfer of all of its assets and liabilities to New World in exchange for Series A Convertible Preferred Stock of New World convertible into common stock with approximately 86% of the voting power of New World. The shares of common stock of New World are quoted on the Over the Counter Bulletin Board. Immediately prior to the closing of the transaction, New World sold all of its former business operations.

On January 10, 2007, we announced that we closed a transaction with Qualmax and its subsidiaries, New World and IPGear, pursuant to which approximately $1.5 million payable to us by Qualmax and IPGear (including the outstanding balance of the aforementioned loan) was converted into 5.50652 shares of Series A Convertible Preferred Stock of New World. On April 27, 2007, New World Brands announced the conversion of all of its outstanding Series A Convertible Preferred Stock into shares of Common Stock. In connection with the transaction, we agreed to grant New World, contingent upon the satisfaction of certain conditions, a three-year option to purchase up to 30% of the New World shares held by us, at prices ranging from $0.12 to $0.24 per share of Common Stock.

In addition, we agreed to enter into a lock up agreement, restricting the transfer of our share holdings in Qualmax and in New World, for up to two years.

On February 18, 2008 New World and Qualmax entered into an agreement and plan of merger, pursuant to which Qualmax will be merged with and into the New World. Upon completion of the merger, which is subject to certain conditions, BOS holdings in Qualmax will be converted into holdings in New World Brands.

In April 2007 the Company completed a rights offering in which it raised gross proceeds of approximately $4.4 million and issued 1,739,398 ordinary shares.

On June 21, 2007, Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $2,223,000 into 878,670 Ordinary Shares of the Company.

In June 2007, the Company entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 Ordinary Shares at a price per share of $2.65.

In December 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at an exercise price of $2.76, exercisable for four years from their date of issuance. For more details see Section 5B. Liquidity and Capital Resources.

4B.	Business Overview

BOS’s vision is to become a worldwide leader in the field of comprehensive Mobile & RFID solutions for enterprise logistics and organizational processes. Committed to this vision, in 2007, BOS effected a reorganization, which included replacement of its senior management, relocation to the center of Israel - closer to the business centers and the investment community, and the hiring of highly motivated skilled employees.

BOS’ continues to execute a growth strategy to strengthen its product offering and distribution channels worldwide. BOS’ technological infrastructure and future software products offering was upgraded in 2007 by workforce adjustments and through the acquisition of new software technology in connection with the acquisition of the assets of CYMS and Optimize IT.

In November 2007 we announced the acquisition of Summit, a U.S. based company, situated in New Jersey. Summit transformed BOS into a diversified supply chain company with sales to major international aviation and aerospace manufacturers, and gave its Mobile and RFID solutions a gateway to the U.S. markets.

Summit brought with it:

(i)	a well established reputation in the Aviation and Aero-Space field, built over 50 years of business;

(ii)	strong business relationship with major customers in the field;

(iii)	a proven track-record of profitability; and

(iv)	high synergy with BOS’ Supply Chain Solutions.

Continuing this momentum of synergetic acquisitions, in January 30, 2008 we announced the acquisition of the business of Dimex Systems (1988) Ltd., in a deal that transformed BOS into the leading Israeli integrator of AIDC (Automatic Identification and Data Collection) solutions based on Mobile & RFID and Barcode technology.

Dimex has:

(i)	a well established reputation in the AIDC field;

(ii)	proven professional capabilities of offering unique, innovative solutions; and

(iii)	Top Israeli customers.

BOS product offerings:

Turn Key solution
Hardware
Middleware
SW Applications
RFID Tags/Readers
Mobile Infrastructure
Edge Equip.
Supply Chain
Electronic Components
RFID Server
Mobile Server
OptimizeIT
Safe-T
BOSaNOVA
PointAct Platform:
Supply Chain
Logistics
Process monitoring
Healthcare
Retail
Environment
Stand
Alone
Stand
Alone
Stand
Alone

BOS manages its business in two reportable segments, which consist of the Mobile and RFID Solutions segment – offered through BOS and Dimex, and the Supply Chain Solutions segment offered through Summit and Odem. These segments are complementary with strong synergy. A third segment, Communication Solutions, existed until it was sold in the fourth quarter of 2005, and is presented in the financial reports under “discontinued operations”.

Through our two business segments: Supply Chain Solutions and Mobile and RFID Solutions, BOS offers comprehensive products and solutions consisting of three essential components – Hardware, MiddleWare and Software applications. As a sales strategy, these components are also sold on a stand alone basis for the purpose of obtaining new customers, as well as expanding the relationship with existing customers.

In Hardware we offer, among others, a Mobile infrastructure, edge equipment, RFID tags and readers, supply chain components and electric components.

Our Middleware product offering consists, among others, of: OptimizeIT, Safe-T, RFID Server, Point, BOSaNOVA, Mobile Server and Data Collection tools.

Our Software applications aim at supply chain logistics, man process control and monitoring, healthcare, retails and environment industries.

Hardware

RFID Tags and Readers

Refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

Mobile Infrastructure

We represent worldwide leader manufactures of Automatic Identification and Data Collection equipment based on RFID and barcode technology. Among the manufacturers we represent are Symbol Technologies Inc., Intermec Technologies UK Ltd. (Mobile terminal), Zebra Technologies Europe Ltd. (barcode printers), Texas Instruments and Sokymat (RFID tags and readers). We also provide processing services for a variety of raw materials, mainly for ink ribbons, barcode printers and printing barcode labels.

Supply Chain Solutions

Our Supply Chain Solutions business offers a wide range of electronic components to customers in the aviation and aerospace industry that prefer to work with a limited number of suppliers such as BOS that are able to provide a comprehensive solution to their components-supply needs. Our Supply Chain Solutions segment operates through two subsidiaries: Odem which is located in Israel and Summit which is located in New Jersey, USA.

Electronic Components

We represent suppliers of electronic components in four main categories:

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

4) Discontinued Semiconductors- made by Intel, Fairchild, Harris, Microchip, National, Quality SMC, Texas Instruments, Vantis, Motorola, and more.

We provide full access networks equipment for IT and telecommunications (LAN/WAN), communication servers, multi-protocol print servers, server adapters, USB products, switches, fiber optics equipment, ADSL and XDSL routers, modems, VoIP, storage equipment and ATM devices.

In the first quarter of year 2008, our Supply Chain sales to the Israel Aircraft Industries, and to a strategic Latin American customer, accounted for 11%, and 10% of revenues, respectively. An interruption in our business relationship with theses customers would materially adversely impact our financial results.

In 2007 and 2006, 94% and 90% of our sales, respectively, were attributed to sales of the Supply Chain Solutions segment.

Middleware RFID Server:

RFID refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

Our RFID server is the middleware between the Enterprise Application system and the RFID equipments (reader and tags). This server enables customers to integrate their RFID environment directly with their Enterprise Resource Planning (“ERP”) application and receive the RFID data in either Batch mode or on-line mode, depending on their business needs.

We believe that the future years shall bring the wide spread use of RFID to tag high volume items such as consumer goods, drugs, and postal packages and that the technology will be adopted by retailers, military forces and postal authorities.

Mobile solutions:

Enabling workforce mobility solutions, allowing remote users to connect, access and interact with enterprise applications and resources anywhere and anytime.

Field agents, sales personnel, system administrators and other employees are increasingly on the go, but the access to enterprise applications and data stored at their headquarters’ computers, is not available to them. Our Mobile solutions are ideal for the remote workforce, bringing desktop functionality and corporate applications to the palm of their cell phones, PDAs and wireless terminals.

OptimizeIT

OptimizeIT is a revolutionary automatic software utilization tool giving the organization the ability to monitor the actual use of licenses by any number of stations and respond, as necessary, by the transfer of software licenses from an idle station to another that is awaiting the release of the license.

Safe-T

Safe-T is a server based solution that provides organizations with a holistic approach to their file transfer needs. It delivers and manages secure file transfers for enterprise customers. Safe-T uses compression technology that ensures fast transmission of the data that is secured by encrypting the transmission channel or the data itself. The recipient has no need for client software, thus eliminating costly support or maintenance. Safe-T manages the file recipients and the way they are authenticated and monitors and reports on all corporate file transfer activity allowing accountability.

BOSâNOVA Suite Solution

The BOSâNOVA suite solution enables customers to extend compatibility of IBM System i Servers to other environments by implementing a variety of technologies such as Twinax to TCP/IP, WEB and Mobile connectivity.

Software Application

PointAct platform is an application development tool which was developed by BOS and is also used by BOS to develop Mobile and RFID applications.

This platform is based on Point Microsoft SharePoint Content Management portals with the following enhancements:

a.	Extended capabilities to perform critical documentation-related tasks. Streamlined administration, cutting the time needed for critical tasks from hours to minutes.

b.	Enhanced the search abilities.

Our Software applications aim at supply chain logistics, man process control and monitoring, healthcare, retails and environment industries.

Marketing, Distribution and Sales

We market our solutions primarily to medium and large sized corporations through a combination of direct sales, sales agents distributors and integrators.

Mobile and RFID Solutions

In the United States, we market our BOSâNOVA Suite solution through one key distributor, Bosanova Inc., located in Phoenix, Arizona, which coordinates the midrange connectivity-related marketing efforts of dozens of distributors and resellers, and offers technical support and after-sales service. The sales to Bosanova Inc. in the first quarter of 2008 accounted for 16% of the Mobile and RFID Solutions revenues for that quarter. In the rest of the world we market our solutions directly, through distributors and system integrators. In year 2008 we intend to increase our international sales force with new distributors, system integrators, sales representatives and direct sales persons who specialize in the Mobile and RFID solutions.

Supply Chain Solutions

We market our Supply Chain Solutions in North and Latin America through our fully owned U.S. subsidiaries Summit and Ruby-Tech Inc. In the rest of world we market our products mainly through our headquarters in Israel. Our sales force is comprised of direct sales teams and sales representatives.

Our sales fluctuate seasonally, with the third quarter sales affected (set back) by summer vacations in Europe and new years’ holidays in Israel, and December and January sales are affected (set back) by the Christmas season.

The following table sets forth our revenues (in thousands of US$) from continuing operations, by major geographic area, for the periods indicated below:

	2007	%	2006	%	2005	%

America	5,420	23	2,848	14	3,439	14

Europe	1,511	6	1,173	6	1,171	5

Far East	964	4	2,019	10	6,083	25

Israel and others	15,879	67	14,877	70	13,406	56

Total Revenues	23,774	100	20,917	100	24,099	100

Sales by divisions:

	2007	%	2006	%	2005	%

Mobile and RFID	2,673	11	2,344	11	3,993	17

Supply Chain Solutions	21,101	89	18,573	89	20,106	83

Total Revenues	23,774	100	20,917	100	24,099	100

Manufacturing

The products of our subsidiary Dimex Solutions Ltd. and Dimex Hagalil Projects (2008) Ltd., are designed, integrated and tested at our facilities in Israel. The manufacturing is partly done by Israeli subcontractors using components and subassemblies supplied by vendors to our specifications. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We generally maintain an inventory, which we believe adequately limits the exposure to such an interruption. Our current manufacturing facilities have sufficient capacity to meet and exceed current demand. The prices of raw materials used in our industry are volatile and availability may vary due to changing demand in the market.

          Our Supply Chain Solution segment products are manufactured by third party suppliers. Most of our sales in our Supply Chain segment rely on products of certain main manufacturers which we represent. One major manufacturer accounted for 11% of our Supply Chain Solution segment purchases during 2007.

Intellectual Property

We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products.

We believe that the improvement of existing products and solutions, reliance upon trade secrets and proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining “trade secrets” or subject to copyright protection.

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

Competition

Mobile and RFID Solutions:

The Mobile and RFID Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, ERP system, computer networks and hosting computers. As the market is growing the number of competitors increases. Some of the competitors haves substantially greater financial, marketing and technological resources as well as name recognition than ours.

In Israel our main competitors in Mobile and RFID market are LogiTag system ltd, Galbital RFID solutions Ltd., Dannet Advanced Technologies Ltd., L.X Mobile Systems Ltd., Nortec AMI Ltd. and Netcode Ltd. In the global market our main competitors are Aeroscout, RF Code and Tagsys. We see our advantage over the competitors by our offering of comprehensive solutions which combine software solutions and RFID peripheral equipment such as readers and tags

In the Bosanova Suite solutions field, our main competitors include IBM, Perle, Advanced Business Link, IGEL, CLI PowerTerm, NLynx, NetManage, Attachmate, and Seagull, Adobe, Optio and Formscape.

Supply Chain Solutions:

We hold several representation agreements with major suppliers and manufacturers such as: Texas Instruments, Sokymat SA, Amphenol, Eaton and Fenwall.

Although most of our representation agreements are not on an exclusive basis, in most cases there are no local competitors who distribute components from the same source. However, there may be competition in case of similar components made by other manufacturers.

In October 2005, our major supplier to the Far East market opened its own headquarters in China, causing a substantial decrease in our sales to the Far East. The number of instances in which territorial-based distribution agreements are challenged by large foreign distributors, who receive a special discount on large volume purchases from the suppliers and compete with the local distributor by selling directly to its customers, is increasing. Still, despite inferiority in pricing, local distributors have some advantages over such competition by providing close and continuous technical support, large inventory, a wide spectrum of products and short reaction time.

Our Israeli competitors in distribution to the electronic industry include the publicly traded Telsys Ltd., Nisco Projects Ltd. and STG International Electronics (1981) Ltd., as well as Eastronics Ltd., Chayon Group Ltd. and C.M.S. Compucenter Ltd.

In the international market, our competitors are mainly Arrow, Avnet, TTI, PEI, Marine Air, Airtechnics, Inc., Flame enterprise Inc., Norstan Electronics Inc. and Peerless Electronics Inc.

Our competitors in the supply chain solutions to the aerospace industry include: Hansair, Avial, API, Cooper, Avio.

Strategy

The Company’s vision is to become a worldwide leader in the field of comprehensive Mobile & RFID solutions for enterprise logistics and organizational processes.

          The key elements of our strategy are as follows:

•	Continue to develop our range of Mobile and RFID solutions to include generic, platform independent software in order to diversify and expand our target markets.

•	Increase our international sales force by new partnerships with distributors, integrators, sales representatives and direct sales persons who specialize in Mobile and RFID solutions.

•	Increase representations of manufacturers by our Supply Chain Solutions segment.

•	Acquire of RFID applications to be sold through our existing and future channels.

•	Leverage the substantial synergy between BOS subsidiaries worldwide.

Exchange Controls

See “Section 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Section 5A. Results of Operations – Grants and Participation”.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

1) Dimex Solutions Ltd. (previously BOScom Ltd), which is part of the Mobile and RFID segment, and its wholly owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008;

(2) Odem Electronic Technologies 1992 Ltd. (“Odem”), which we purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, our holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advanced technologies in the Israeli market. Odem is also a provider of RFID peripheral equipment such as RFID readers and tags for the Mobile and RFID solutions segment; and

(3) Quasar Telecom (2004) Ltd. (“Quasar Telecom”), which is inactive.

In the United States:

(1) Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.

Summit Radio Corp. (“Summit”), part of the Supply Chain solutions segment, that was purchased in November 2007. Summit is a supply chain provider, mainly of electronic components to the aviation and aerospace industry.

b.	Pacific Information Systems, Inc. (“PacInfo”), a Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, both of which are not active.

(2) Ruby-Tech Inc., a New York corporation and a wholly owned subsidiary of Odem.

(3) BOS Delaware Inc. a Delaware corporation, whose operations ceased in 2002.

In Europe:

BOScom Ltd. had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002 these subsidiaries are no longer active.

The voting power we (or our subsidiaries) have in all our subsidiaries, equates our shareholdings.

The Company also holds interests in:

1.	Surf Communication Systems Ltd. ("Surf"), of which we held 6.94% as of December 31, 2007. (see "Section 4A. History and Development of the Company")

2.

Qualmax Inc., (“QMXI.PK”) which as of December 31, 2007 we held 17.87% and its subsidiary New World Brands Inc. (OTC: NWBD.OB) which as of December 31, 2007 we held 3.96% The Company’s holdings in Qualmax and New World were received as the consideration for the sale of the communication segment. (see “Section 4A. History and Development of the Company”)

4D.	Property, Plants and Equipment

Following the acquisition of Summit in November 2007 and Dimex in March 2008, our executive offices and engineering, development, testing, shipping and service operations are located in Israel and in USA, as follows:

Location	Size (square meters)	End of lease period	Extension Option

Israel:

Rishon Lezion*	1,092	July 2009- through January 2012	January 31, 2016

Tel Aviv	784	October 27, 2008

Kibutz Dafna	578	December 31, 2008

Yoqneam	390	January 2009- through January 2010	January 2010- through January 2012

New Jersey, USA	678	January 31, 2010

* In addition, our subsidiary, Odem, owns 302 square meters in the same building.

Our average monthly rental fee in 2008 (up till May), for the year 2007 and for the year 2006 amounted to $14,000, $9,000 and $10,000, respectively.

We plan to concentrate all of our Israeli operation in one location, by the end of 2009.

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

For a review of the accounting policies that form the basis of the above-referenced estimates and judgments that the Company made in preparing its consolidated financial statements, please see Note 2 (Significant Accounting Policies) to the Consolidated Financial Statements for the year ended December 31, 2007. The following accounting policies had the most significant impact on the Financial Statements for the year ended December 31, 2007.

Functional and Reporting Currency:

A substantial portion of the Company’s revenues is generated in U.S. dollar (“dollars”). In addition, most of the Company’s costs are incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Odem’s functional currency as of December 31, 2004, was New Israeli Shekels (NIS) and was translated into U.S. dollars. Beginning April 1, 2005, Odem’s functional currency became the U.S. dollar, due to the following man factors:

•	Odem’s integration with BOS resulted in a transition of its budget planning and business performance measurement from NIS to U.S. dollars;

•	A majority of Odem revenues and expenses became permanently linked to or paid in U.S. dollars.

In accordance with FAS 52, “Foreign Currency Translation” and since Odem’s functional currency changed to the BOS reporting currency, U.S. dollars, the pre-change translation adjustments as of March 31, 2005 have not been removed from equity and the pre-change translated amounts for non monetary assets as of March 31, 2005 became the accounting basis for those assets in the periods starting April 1, 2005.

The functional currency of Summit, which was acquired in November 21, 2007, is the U.S. dollar.

The functional currency of Dimex, which as of March 2008 consolidated into BOS results, is the NIS and its financial statements have been translated into U.S. dollars. All balance sheet accounts were translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts were translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Inventory

Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials - moving average cost method, Products in progress and finished products - moving average cost method.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2007 and 2006, inventory is presented net of $358,000 and $100,000 respectively, for technological obsolescence and slow moving items (see also Note 4 to the Consolidated Financial Statements for the year ended December 31, 2007).

Investment in an affiliated company

An affiliate is a company in which the Company is able to exercise significant influence, but that is not a subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value, which is not of a temporary nature. The Company’s investment in Surf has been included as an affiliate until September 30, 2005. In June 2006, following an investment round, the Company’s holdings in Surf decreased to 7.8% of Surf’s issued and outstanding shares. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment is accounted for based on the cost accounting method (see Note 5to the Consolidated Financial Statements for the year ended December 31, 2007).

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). During 2005, an impairment of $1,385,000 has been recorded in “equity in losses of an affiliate” in the statement of operations.

Investment in other companies

Investments in public companies with restrictions of less than one year are classified as available-for-sale under FAS 115 (“Readily Determined Sales Price Currently Available on a Security Exchange”), and are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss).

Our investment in QMX and NWB is presented, commencing December 31, 2007 at the sales price on the applicable securities market, in accordance with FAS 115 (See note 1d to the Consolidated Financial Statements for the year ended December 31, 2007).

Management evaluates investments in other companies for evidence of other than temporary declines in value. Accordingly, during 2007 and 2006, an impairment loss, due to other than temporary decline, of $5,588,000 and $39,000 has been recorded, respectively and presented in other income (loss), net in the consolidated statements of operations. During 2005, no impairment losses have been identified.

Goodwill, Intangible Assets and Other Long-Lived Assets

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS 142 goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company’s Mobile and RFID operating segments and the Supply Chain Solutions segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2006 and 2005, no impairment losses have been identified.

Revenue Recognition

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

Most of the Company’s revenues are generated from sale of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company’s products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support are recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method’’ when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately or for new arrangements, based upon the price that management will determine to charge.

Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has provided valuation allowances, in respect of deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

In June 2006, the Financial Accounting Standards Board (FASB) issued interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes–An interpretation of FASB Statement No. 109. The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company’s consolidated financial statements.

Legal contingencies

The Company has been a party to various legal proceedings in the normal course of its business. The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and a corresponding provision was recorded in this respect. For additional information see “Section 8A. Consolidated Statements and Other Financial Information – Legal Proceedings”. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of these proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company’s future results of operations and financial position.

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

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the Accounting Standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

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

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the average of the options contractual life and the vesting period in accordance with SAB 107 guidance. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. (see Note 2 to the Consolidated Financial Statements for the year ended December 31, 2007).

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

Impact of recently issued accounting pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis.

The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. There is no impact of adopting SFAS 159 on its financial position, cash flows, and results of operations of the Company.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. The Company is currently evaluating the impact of adopting the provisions of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations. The Company is currently evaluating the impact of adopting the provisions of SFAS 160.

In December 2007, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB No. 110”) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (“SAB No. 107”) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for the company beginning in the first quarter of fiscal year 2008. The Company expects to continue using the simplified method. As a result, the Company does not expect the adoption of SAB No. 110 will have a significant impact on its consolidated financial statements.

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

Comparison of 2007 and 2006

In the beginning of 2007, BOS adopted a new strategic vision of becoming a worldwide leader in the field of comprehensive Mobile & RFID solutions for enterprise logistics and organizational processes. Committed to this vision, BOS, replaced its senior management, relocated to the center of Israel – closer to the business centers and the investment community and hired highly motivated, skilled employees.

BOS’ continues to execute a growth strategy to strengthen its product offering and distribution channels worldwide. BOS’ technological infrastructure and future software products offering was upgraded in 2007 by workforce adjustments and through the acquisition of new software technology in connection with the acquisitions of the assets of CYMS and Optimize IT.

In November 2007, we announced the acquisition of Summit, a U.S. based company, situated in New Jersey. Summit transformed BOS into a diversified supply chain company with sales to major international aviation and aerospace manufacturers, and gave BOS’ Mobile and RFID solutions a gateway to the U.S. markets. These activities had a significant impact on the revenues and operating expenses of year 2007 as compared to year 2006.

Revenues of 2007 were $23,774,000 compared to $20,917,000 in 2006. A decrease in revenues from our BOSâNOVA Suite Solution products was offset by increases in revenues from new software products and from our Supply Chain Solutions segment, including from Summit. Gross profit for 2007 was $4,675,000 (gross margin of 20%), compared to $4,717,000 (gross margin of 23%) for 2006. The decrease in the gross margin in 2007 as compared to 2006 is related mainly to two expenses we incurred in year 2007: (a) an inventory write off in the amount of $258,000 and (b) amortization of intangible assets in the amount of $89,000. Excluding these expenses, the gross margin of 20% in year 2007 would have been 21% compared to 23% in year 2006.

Research and development expenses for 2007 were $636,000 compared to $486,000 for 2006. The increase related to an upgrade of our technological infrastructure and future software products offering, which was effected through workforce adjustment and through the acquisition of new software technology in connection with the acquisition, of the assets of CYMS and OptimizeIT, that we made during the second half of year 2007. In-process research and development expenses in year 2007 amounted to $170,000 and are attributable to a one- time amortization of the purchase price of OptimizeIT.

Selling and marketing expenses for 2007 were $3,811,000 compared to $2,019,000 in 2006, an increase of $1,792,000.

General and administrative expenses for 2007 were $1,980,000 compared to $3,268,000 in the year 2006, a decrease of $1,288,000

The increase in the selling and marketing expenses and the decrease in general and administrative expenses are due to the following principal reasons: (a) commencing the second quarter of 2007, the general and administrative expenses of our subsidiaries are presented under sales and marketing expenses as compared to 2006, when an amount of $1,444,000 was presented under general and administrative expenses. The change in the classification reflects the reorganization we made in the organization of BOS during 2007; and (b) consolidation of Summit as of November 2007 contributed $363,000 to the sales and marketing expenses.

As a result of the above, operating loss in year 2007 amounted to $1,922,000 compared to operating loss of $1,056,000 in year 2006.

Financial expenses for 2007 were $469,000 compared to $626,000 in 2006. The decrease is related to the conversion of convertible notes in June 2007.

The acquisitions we consummated in 2007 and in the first quarter of 2008 will increase our use of loans in order to finance the working capital needs and partly finance the acquisitions (see “Section 5B. Liquidity and Capital Resources”). As a result, we expect our financial expenses in 2008 to be higher than in 2007.

Other expenses in year 2007 amounted to $6,233,000 which resulted from: (a) an impairment loss in the amount of $5.6 million due to a decrease in the share price of New World Brands and Qualmax; and (b) on June 21, 2007, we entered into an agreement with the holder of our convertible note, pursuant to which the holder converted the entire outstanding principal amount of approximately $ 2,223,000 into 878,670 Ordinary Shares of the Company at a conversion price of $2.53. As a result of reducing the conversion price we recorded expenses upon conversion of $611,000 in year 2007. In the first quarter of 2008, due to an increase in the share price of New World, the book value of our investment increased by $244,000 which was recorded against other comprehensive income (i.e capital fund) and did not affect our statement of operations. (See note 1d to the Consolidated Financial Statements for the year ended December 31, 2007)Tax on income in 2007 amounted to $9,000 compared to taxes benefit of $89,000 in 2006. We may record income tax benefit in year 2008 as a result of usage of carry forward losses by our subsidiaries, Summit and Dimex.

Loss from continuing operations in 2007 amounted to $8,633,000 compared to a loss of $1,593,000 in 2006. On a per share basis, the basic and diluted loss per share from continuing operations in 2007 was $1.00, compared to $0.24 in 2006.

Income from discontinued operations is attributed to the operational results of the Communication segment that was sold in 2005. On a per share basis, the basic and diluted earning per share from discontinuing operations in 2007 was $0.02, compared to loss $0.25 in 2006.

Basic and diluted net loss per share in 2007 was $0.97, compared to net earnings of $0.01 in 2006.

Comparison of 2006 and 2005

Revenues of 2006 were $20,917,000 compared to $24,099,000 in 2005. The decrease is attributed to: (a) our strategic decision to stop offering our Supply Chain Solutions in the Far East markets due to increased competition; as a result, our 2006 revenues to the Far East were reduced by $4,100,000 as compared to year 2005; and (b) software revenues decreased from $3,926,009 in year 2005 to $2,058,000 in year 2006 as a result of continued weakness in the sales of BOSâNOVA Suite Solution to IBM System i environment and (c) year 2005 revenues included revenues of $864,000 attributed to non profitable product lines that were sold during that year.

Excluding the effect of the revenues attributed to the Far East and to the sold product lines, 2006 revenues reflected a 10% increase over the revenues of 2005.

Gross profit for 2006 was $4,717,000 (gross margin of 23%) compared to $6,245,000 (gross margin of 26%) for 2005. The decrease in gross margin results from a decrease in software revenues, which have a relatively high gross margin. Software revenues decreased from $3,926,000 (gross margin of 62%) in 2005 to $2,058,000 (gross margin of 65%) in 2006.

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

As a result of the above, operating loss in year 2006 amounted to $1,056,000 compared to operating income of $260,000 in year 2005. Financial expenses for 2006 were $626,000 compared to $448,000 in 2005. The increase is attributed mainly to the issuance of an additional convertible note in principal amount of $1,500,000 to Laurus Master Fund Ltd. (“Laurus”) in August 2006.

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

Our future results will be affected by a number of factors including our ability to:

•	increase the number of products sold,

•	acquire effective distribution channels and manage them,

•	develop, introduce and deliver new products on a timely basis,

•	anticipate accurately customer demand patterns and

•	manage future inventory levels in line with anticipated demand.

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

Impact of Inflation and Currency Fluctuations

The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS relative to the Dollar.

A devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the costs in NIS and a converse effect in case of devaluation of the U.S. Dollar in relation to the NIS.

A devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the Dollar value of any of our assets which consist of NIS (unless such asset is linked to the Dollar). Such a devaluation would also have the effect of reducing the Dollar amount of any of our liabilities and expenses which are payable in NIS (unless such payables are linked to the Dollar). Conversely, any increase in the value of the NIS in relation to the Dollar will have the effect of increasing the Dollar value of our assets which consist of NIS (unless such asset is linked to the Dollar). Such an increase would also have the effect of increasing the Dollar amount of any of our liabilities and expenses which are payable in NIS (unless such payables are linked to the Dollar).

In the years ended December 31, 2007, 2006, 2005, 2004, 2003 the inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was 8.6%, 8.1%, (4.5)% 2.8% and 5.7%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.846, NIS 4.225, NIS 4.44, NIS 4.603, NIS 4.308 and NIS 4.379, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 2007, 2006, 2004, 2003 and decreases in 2005.

Effective Corporate Tax Rate

          Israeli companies are generally subject to income tax at the declining corporate rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. The Company and its Israeli subsidiaries have accumulated losses for Israel income tax purposes as of December 31, 2007, in the amount of approximately $36,132. These losses may be carry forward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period.

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

Under the Company’s research and development agreements with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

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

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Since year 2006, we have not participated in research and development programs supported by the OCS.

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties in respect of OCS grants, in the amount of approximately $3,462,000, compared to $3,430,000 as of December 31, 2006.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the dollar-linked amount of the grant received at the date the grants received.

Since 1996, we have not participated in Fund for the Encouragement of Exports programs.

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties of $83,000 with respect to these grants, compared to $89,000 on December 31, 2006.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed. See also “Section 3D. Risk Factors”.

Political and Economic Conditions

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979. However, economic relations have been limited. A peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area’s problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel’s economic development or on our operations in the future. There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.

          In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.

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

In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses. Some of our employees are obligated to perform annual reserve duty in the Israel Defense Forces and may, at any time, be called for active military duty. While we have operated effectively under those and similar requirements in the past, no assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

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

The costs of our operations in Israel are generally incurred in New Israeli Shekels (“NIS”). If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the U.S. Dollar in any period, the costs of our Israeli operations, as measured in U.S. Dollars, could increase. Israel’s economy has, at various times in the past, experienced high rates of inflation.

5B.	Liquidity and Capital Resources

As of December 31, 2007, the Company’s long and short term credit, amounted to $8,314,000, of which $5,864,000 is credit from Israeli banks and the remainder is from Bank Leumi New York. (See notes 9 and 11 to the Consolidated Financial Statements for the year ended December 31, 2007)

As of December 31, 2007, the Company’s short term credit, amounted to $5,028,000, long term loans amounted to $3,286,000 and cash and cash equivalents amounted to $4,271,000.

In connection with the Dimex acquisition in March 2008, we established and used a short term revolving credit line from Bank Leumi LeIsrael, in order to fund a portion of the Dimex purchase price, in the amount of NIS 10.5 million (approximately $3.2 million based on May 31,2008 currency exchange rate). The revolving credit line bears interest at prime plus 1.75%, which is payable monthly. An additional three year loans in the amount of NIS 6.9 million (approximately $2.1 million based on May 31, 2008 currency exchange rate), will be used to make four additional semi-annual installments for payment of part of the consideration in the Dimex acquisition through March 2010. The three-year loan bears interest at prime plus 2%, which is payable monthly.

The company loans are secured by:

•	first ranking fixed charges on the goodwill of BOS and its subsidiaries, on our shareholdings in the subsidiaries and on certain bank accounts of Odem; and

•

floating charges on all of the assets of BOS and its subsidiaries, owned now or in the future. BOS also guarantees the liabilities of Dimex Solutions to the bank and each of Dimex Solutions and Odem technologies guarantee BOS’ liabilities to the bank.

In addition, the loan agreements contain various covenants which require, among other things, that we maintain certain financial ratios related to our shareholders’ equity. The loan terms also restrict substantial asset sales, cash dividends, certain inter-company and shareholders payments.

Pursuant to the Dimex Asset Purchase Agreement, as of May 31, 2008 we are required to pay to the sellers an additional approximately NIS 25 million (approximately $7.7 million based on May 31, 2008 currency exchange rate), in four installments. The first installment of NIS 15 million is due in September 2008 and the remaining amount is payable in three semi-annual installments through March 2010.

We finance our activities by different means, including equity financings, short and long-term loans, and income from operating activities.

Net cash used in operating activities from continuing operations in 2007 was $4,595,000 compared to $1,953,000 in 2006, an increase of $2.6 million. The increase is attributed to an increase in working capital needs as a result of growth in revenues in year 2007 as compared to year 2006, and to an increase in year 2007 losses as compared to year 2006.

During 2007, cash used in investing activities from continuing operations amounted to $4,731,000 as compared to cash provided by investing activities in the amount of $631,000 in 2006. In year 2007 we used $4.5 million in acquisitions while in year 2006 we had net proceeds of $655,000 from redemption of marketable securities. The cash provided by investing activities results mainly from redemption of marketable securities.

Net cash provided by financing activities in 2007 amounted to $11,564,000, which relates mainly to proceeds from share issuance and bank loans. Net cash provided by financing activities amounted to $1,676,000 in 2006, attributed to proceeds from bank loans and convertible notes.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2007, our average trade receivables’ and trade payables’ aging days are 85 and 68 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

We believe that our cash resources are sufficient to meet our operating needs for at least the next 12 months. In year 2007 we raised equity of $6.6 million and $4.8 million net loans. In March 2008 we established a short term revolving credit line from Bank Leumi LeIsrael in the amount of $3.2 million. An additional three year loan in the amount of $2.1 million, will be used for payment of part of the consideration in the Dimex acquisition in four semi-annual installments through March 2010. The three year loan bears interest at prime plus 2%, which is payable monthly. It is our intention to seek to raise additional equity and debt financings, to fund additional product development, establish distribution channels in new markets and for the payment of our liabilities related to the acquisition of Dimex. There is, however, no assurance that we shall be able to obtain such financing.

Laurus Convertible Note Financings

On June 10, 2004, the Company entered into a Securities Purchase Agreement with Laurus Master Fund Ltd. under which the Company issued to the Laurus in a private placement (i) a Secured Convertible Term Note of a $2,000,000 principal amount, due June 10, 2007; and (ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $4.04 per share. The warrant is exercisable, in whole or in part, until June 10, 2011.

Pursuant to its undertaking in the Registration Rights agreement with Laurus the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares that were issued upon conversion of the Note and that shall be issued upon exercise of the Warrants. The registration statement became effective on March 11, 2005.

On March 23, 2005, after Laurus elected to convert $308,000 of the principal sum of the convertible note, Laurus was issued 100,000 ordinary shares of the Company. On July 14, 2005, Laurus completed the conversion of the balance of the principal, which had not been previously converted or repaid, and the accrued interest, into an additional 540,293 ordinary shares, for approximately $1.58 million. On September 29, 2005, the Company entered into a Second Securities Purchase Agreement with Laurus, under which the Company issued to Laurus in a private placement (i) a Secured Convertible Term Note of a $1.5 million principal amount, due September 2008 and the conversion price into ordinary shares at was $3.08 per share. As a result of the price per share in the rights offering described below (that was completed on April 16, 2007), the conversion price of the convertible note was reduced to $2.97 per share, and (ii) a Warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share.

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

Pursuant to its undertaking in the Registration Rights Agreement with Laurus, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The registration statement became effective on February 8, 2006.

On August 17, 2006 the Company entered into and closed a third financing transaction with Laurus. The financing consisted of a $1.5 million Secured Convertible Term Note with a term of three years. In addition, BOS granted to Laurus a Warrant to purchase up to 73,052 Ordinary Shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 per share for the first 24,351 Ordinary Shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder.

The conversion rate under the Note was $3.08 per share for the first $500,000 of principal amount payable thereunder and $4.08 for any additional amount payable thereunder (subject to adjustment). As a result of the price per share in the rights offering described below (that was completed on April 16, 2007), the $3.08 conversion rate was reduced to $2.97 and the $4.08 conversion rate was reduced to $3.78. The Company also entered into a Registration Rights agreement with Laurus pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of Ordinary Shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The registration statement became effective on December 5, 2006.

On June 21, 2007 Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $2,223,000 into 878,670 Ordinary Shares of the Company, at a conversion price of $2.53.

2005 Private Placement

On May 24, 2005 the Company entered into a Share Purchase Agreement, under which the Company issued and sold to certain Israeli and European investors, in a private placement offering, 953,698 Ordinary Shares at a price of $2.30 per share for a consideration of approximately $2,040,000 (net of issuance expenses amounted to $154,000), and 572,219 warrants to purchase Ordinary Shares reflecting a 60% warrant coverage, exercisable for three years from their date of issuance. The exercise price under the warrants is $2.50 per Ordinary Share during for the first year from the issuance, and increasing to $2.75 per Ordinary Share and $3.03 per Ordinary Share, on the first and second anniversaries of the issuance, respectively. The Company filed with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors, which became effective on February 8, 2006.

Rights Offering

In April 2007 the Company completed a rights offering in which it raised gross proceeds of approximately $4.4 million by issuing 1,739,398 ordinary shares. In the rights offering, the Company offered its shareholders rights to purchase its ordinary shares at a subscription price of $2.50 per ordinary share. The rights were traded for one day on both the Nasdaq Global Market and the Tel-Aviv Stock Exchange. The offering ended on April 16, 2007.

2007 Private Placements

On June 26, 2007, the Company entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 Ordinary Shares at a price per share of $2.65. The Company also entered into a Registration Rights Agreement granting the investor certain incidental registration rights.

In December 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. and three subsidiaries of D.S. Apex Holdings Ltd., under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at an exercise price of $2.76, exercisable for four years from their date of issuance.

The Company has paid 3% in cash and 6% in ordinary shares as placement fees to placement entities related to the aforementioned investors. (see note 18 to the Consolidated Financial Statements for the year ended December 31, 2007). The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

5C.	Research and Development

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities.

Historically our research and development efforts related to our Communication Solutions, until sold in December 2005. Our current research and development efforts focus on our Mobile & RFID solutions for enterprise logistics and organizational processes and on our software products offering (see “Section 4B. Business Overview” for the detailed list of our software products).

We intend to finance our research and development activities with our own resources and by raising equity and debt financings.

5D.	Trend Information

In the beginning of 2007, BOS adopted a new strategic vision of becoming a worldwide leader in the field of comprehensive Mobile & RFID solutions for enterprise logistics and organizational processes. In light of this vision, BOS effected a reorganization which included replacement of its senior management, relocation to the center of Israel - closer to the business centers and the investment community, and the hiring of highly motivated skilled employees.

BOS’ continues to execute a growth strategy to strengthen its product offering and distribution channels worldwide. BOS’ technological infrastructure and future software products offering was upgraded in 2007 by workforce adjustments and through the acquisition of new software technology in connection with the acquisition of the assets of CYMS and of Optimize IT.

In November 2007, we announced the acquisition of Summit, a U.S. based company, situated in New Jersey. Summit transformed BOS into a diversified supply chain company with sales to major international aviation and aerospace manufacturers, and gave its Mobile and RFID solutions a gateway to the U.S. markets.

In January 2008, we announced the acquisition of the business of Dimex Systems (1992) Ltd. (“Dimex”), in a deal that transformed BOS into the leading Israeli integrator of AIDC (Automatic Identification and Data Collection) solutions based on Mobile & RFID and Barcode technology.

We believe that these acquisitions will increase our revenues to $55 million in year 2008, compared to $24 million in year 2007. However, we do not expect our gross profit margin to change as compared to year 2007. In addition, our 2008 revenues could be adversely affected by the recent slowdown in the financial markets and its impact on the industry and technology markets.

The year 2008 is a year of synergy and integration of our acquisitions. Hence, we expect our 2008 operating expenses to increase as compared to 2007, with the cost-reduction results of synergy and integration to be fully reflected in 2009.

The vast majority of our sales are made in U.S. dollars and significant portion of our expenses is in New Israel Shekels (“NIS”). The U.S. dollar cost of our operations in Israel is increased by the extent to which the NIS appreciates in relation to the dollar. In 2007, and until May 31, 2008, the dollar devaluated against the NIS by approximately 23.5%, which resulted in a corresponding increase in the U.S. dollar cost of our operating expenses. Further significant devaluation could have an adverse effect on our results of operation and financial condition.

Our recent acquisitions required us to increase our credit facilities in order to finance part of the acquisition and our working capital needs. As a result, we expect our financial expenses in year 2008 to be higher than in year 2007. The acquisitions also generated intangible assets that will cause an increase in the amortization of intangible assets expenses in year 2008 as compared to year 2007.

Our recently acquired subsidiaries, Summit and Dimex have carry forward losses, and a result we may record an income tax benefit in year 2008.

5E.	Off-Balance Sheet Arrangements

In September 2004 Odem signed a long term sale agreement for the supply of electronic components (“components”). The agreement provides for a fixed sales price of the components during the term of the agreement thru December 2008.

In May 2008, we announced that we finalized a contract for the sale of components to the strategic Latin American customer. The contract, expected to be signed in the near future, provides for a framework for orders potentially amounting to up to $25 million during an initial five-year term (until 2012). The contract may be extended for additional five-year terms. Pursuant to the contract, we committed to a fixed components sale price through 2010, which is partly covered by manufacturers obligation for fix prices for part of the period.

Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results. In addition, under the agreements, we are obligated to hold inventory of products necessary for three months of the customer’s production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write offs and write downs could adversely affect our operating results and financial condition.

As of December 31, 2007 we had no write down of write off of inventory that related to this agreement.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payment due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term loans (1)	3,929,000	643,000	3,278,000	8,000
Accrued severance pay (2)	798,000	–	–	–	798,000
Operating lease - cars	549,592	276,545	273,047	–	–
Purchase obligation for service and inventory	5,579,407	5,579,407	–	–	–
Facilities lease	410,357	163,283	243,046	4,028

Total	11,266,356	6,662,235	3,794,093	12,028	798,000

(1)	Does not include interest.

(2)	This amount reflects our accrued severance pay liability. The time for payment of the severance cannot be predicted and, as a result, this amount is presented in the more than 5 years column.

In addition, the above table does not include (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see “Section 8A. Consolidated Statements and Other Financial Information – Legal Proceedings”).

Item 6: Directors, Senior Management and Employees

6A.	Directors and Senior Management

          Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Edouard Cukierman[1]	43	Chairman of the Board of Directors

Mr. Shmuel Koren	38	President and Chief Executive Officer

Mr. Eyal Cohen	39	Chief Financial Officer

Mr. Joel Adler	54	Director

Mr. Amir Ohad	44	Director

Mr. Joshua Zoller	58	Director

Mr. Dan Hoz	37	Director

Mr. Gérard Limat	67	Director

Mr. Ronen Zavlik	47	Director

Dr. Yael Ilan	59	External Director

Prof. Adi Raveh	60	External Director

Mr. Avidan Zelicovsky[1]	38	Head of Supply Chain Solutions, Israel and Europe

Mr. Yuval Viner	45	Head of Mobile and RFID Infrastructure

Mr. Andrew Levi	45	Head of Supply Chain Solutions, the Americas

Mr. Shai Sadeh	54	Head of Mobile and RFID Software

Ms. Sari Ellenberg	50	Vice President, Resources

          1Mr. Cukierman and Mr. Zelicovsky are first cousins. There are no other family relationships among the officers and directors.

          Mr. Edouard Cukierman has been a director since May 2003, and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Investments and Chairman of Cukierman & Co. Investment House. Since 1993, Cukierman & Co., Investment House realized € 2.7 billion of Corporate Finance transactions. Mr. Cukierman is a former Board member of Orex, MTI Wireless and other technology companies. He was the President and CEO of the Astra Fund. He served as a Board member of Otto Capital, a Singapore based VC fund. He was the former President of the Supervisory Board of Citec-Environment and Services in Paris. He is currently a Board member of Lamina Technologies in Switzerland. He is also on the Board of Sar-El, an Israeli Defense Forces volunteer organization. He serves as an Officer of the IDF Spokesman Unit, and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion - Israel Institute of Technology.

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

          Mr. Joel Adler has been a director since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Joel advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM). Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

          Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd, Extra Plastic Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

          Mr. Amir Ohad, has been the CEO and President of Kafrit Industries Ltd. in Israel and its subsidiaries in the UK and Germany, since 2005 and until January 2007. Kafrit is traded on the Tel-Aviv Stock Exchange and produces additives and master batches to the plastic industry. Previously, between the years 2000-2005, Mr. Ohad served as the CFO of Scitex Vision Ltd., that was sold to Hewlett-Packard in 2005 and as a member of the Executive Committee of a subsidiary of a corporation traded in NASDAQ. From 1997-2000, Mr. Ohad served as CFO of Giltek Telecommunications Ltd., a company traded on the Tel-Aviv Stock Exchange. Mr. Ohad holds a B.A. in Business Administration and Economics, an MBA in Finance and an M.A. in Economics (Public Economics), all from the Hebrew University in Jerusalem.

          Mr. Joshua Zoller, has been serving as Finance Manager of Federman & Sons (Holdings) Ltd., an importer and marketer of coffee and manufacturer and marketer of Liquid fertilizer for the last twenty years. Mr. Zoller currently serves as a director in Ubank Fund’s Management Ltd., Yachad Physicians and Consumer Club Ltd. Mr. Zoller holds a B.A. in Accounting and Economics from the University of Haifa.

          Mr. Dan Hoz, has been serving as the CFO of Valor Computerized System Ltd., a provider of vertically integrated manufacturing productivity solutions to the PCB industry since 2002. Previously, Mr. Hoz was the Vice President of Operations and Finance of CAM Division (Frontline), in Orbotech-Valor. Mr. Hoz is also a former Senior Auditor in the High Tech group of Deloitte Touche Tohmatsu. Mr. Hoz holds a B.A. in Accounting and Economics and an MBA (major in Finance) from Ben Gurion University of the Negev, and is a certified CPA.

          Mr. Gérard Limat has been a director of the Company since April 2008. Since 1968, Mr. Limat has held various managerial positions with the Dassault group, which operates in the civil aviation and the military sectors. Mr. Limat is also the founder and CEO of Dasnair, a business plane charter company. In addition, Mr. Limat serves as a director in Générale Immobilière Dassualt and in Cendres & Métaux SA, a company that produces semi-finished and finished products for the dental, jewellery and heavy industries. Mr. Limat is a certified public accountant.

          Dr. Yael Ilan Dr. Yael Ilan has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998, she served on the board of Bezeq - Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. From 2002, Dr. Ilan serves as the industrial coordinator in the Electrical Engineering Department of the Technion. In addition, from 2008, she serves as Ismart, MAGNET consortium, program manager. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

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

          Mr. Avidan Zelicovsky is the head of the Supply Chain Solutions Israel and Europe. Mr. Zelicovsky first joined our subsidiary Odem Electronic Technologies 1992 Ltd. in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from the Ben-Gurion University.

          Mr. Yuval Viner is the head of Mobile and RFID Infrastructure. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner joined BOS as part of the Dimex acquisition. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

          Mr. Andrew Levi is the head of Supply Chain Solutions, the Americas. Mr. Levi was appointed President of Summit Radio Corp. in the year 1984. Mr. Levi joined BOS as part of the Summit acquisition. Mr. Levi holds a Bachelor of Science from the Syracuse University in New York.

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

On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants, including directors appointed in the future, at the same rate the external directors of the Company are paid. However, on August 5, 2004 the shareholders approved an exception – that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. Investment House Ltd. (a service provider to the Company). On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he shall be granted 400,000 options in four equal annual tranches (pro-rated for any part of the Calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director. (see “Section 7B. Related Party Transactions”).

        The current rates for all of our directors, are an annual fee of approximately $6,649 and a participation fee in meetings of approximately $344. Additionally, the Company’s directors are granted options (see “Section 6E. Share Ownership”). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

          The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2007:

	Salaries, Directors’ fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits

All directors and officers as a group (then 16 persons)	$1,551,790	$108,907

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

          The Company has determined that Messrs. Adler, Zavlik, Zoller, Ohad, Hoz, Raveh and Limat and Ms. Ilan, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

          Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

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

          In 2003 the Company adopted an Audit Committee Charter, which sets forth the responsibilities of the committee.

Remuneration Committee:

          The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of employees of the Company. The Remuneration Committee of the Company meets on an ad hoc basis. Under the Israeli Companies Law, generally the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

          Commencing July 31, 2005, in accordance with Nasdaq rules, the compensation of the Company’s Chief Executive Officer and other executive officers is recommended to the Board of Directors by a majority of the independent directors on the Company’s Board of Directors.

6D.	Employees

          As of December 31, 2006, we employed 53 employees. As of December 31, 2007, we employed 93 employees, of which 61 are employed in Israel and the rest are employed in the United States. Of these 93 employees: 7 employees are in administration, 61 employees in marketing and sales, 9 employees in research and development, and 16 employees in manufacturing and related activities. The increase in the numbers of employees is attributed mainly to the acquisition of Summit in November 2007. In addition, as a result of the acquisition of Dimex in March 2008, we increased the number of our employees by 56 employees. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

          Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, allotment of vacation and sickness days, procedures for dismissing employees, determination of severance pay and other conditions of employment.

          All Israeli employers are required to provide a certain escalation of wages in relation to the increase in the Israeli Consumer Price Index. The specific formula of such escalation varies according to agreements reached between the Government of Israel, the Manufacturers’ Association and the Histadrut, the general labor union in Israel. All of our Israeli employees are covered by comprehensive pension insurance policies. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.	Share Ownership

As of May 31, 2008, out of our directors and officers, then consisting of 16 persons, shares held by our officers and directors are as follows:

Name	Position	Shares	Warrants	Options

Mr. Edouard Cukierman[1]	Chairman of the Board of Directors	40,690	–	648,876

Mr. Joel Adler[2]	Director	140,925	65,217	7,500

Mr. Avidan Zelicovsky	Head of Supply Chain Solutions, Israel and Europe	73,000		450,100

Mr. Andrew Levi	Head of Supply Chain Solutions, the Americas	180,000	–	–

Other directors and officers				475,261

[1]

Mr. Edouard Cukierman held 21,666 ordinary shares directly, 6,424 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd and an additional 12,600 ordinary shares through Cukierman & Co. Investment House & Co. that is indirectly controlled by Mr. Cukierman.

[2]

Brada Investments Limited is discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 140,925 ordinary shares and 65,217 warrants with an exercise price of $3.03 per share, which will expire by June 30, 2008. Mr. Joel Adler holds 7,500 options, which he received as a director.

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

          The shareholders also approved on June 29, 2005, to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 7,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004. Following this decision Edouard Cukierman was granted 7,500 options at an exercise price of $2.695.

        On May 18, 2006 and in November 2007 the shareholders approved to grant Mr. Edouard Cukierman, the Chairman of the Board of Directors, a total of 21,666 ordinary shares (for no consideration), and 633,876 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan. (see “Section 7B. Related Party Transactions”)

Share Option Plans

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

          The Share Option Plans are administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

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

          2003 Plan

          In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 625,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 1 million, and thereafter to 1.5 million and to 2.6 million. The Board of Directors has resolved that no further grants shall be made from the previous plans. The Company has elected the benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

          As of May 31, 2008 we had 1,896,366 options outstanding under this plan (of which 795,622 are vested) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding

Less than $0.01	73,000
$1.55	7,500
$1.68	100,000
$1.84	30,000
$2.00	2,929
$2.28	7,500
$2.40	400,000
$2.5	7,500
$2.52	676,700

$2.57	22,500
$2.58	67,261
$2.63	7,500
$2.68	420,976
$2.70	15,000
$3.00	48,000
$3.08	10,000

Total	1,896,366

          2001 Plan

          In March 2002, the Company’s shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company’s employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of May 31, 2008, we had 79,408 options outstanding under this plan, 75,000 at an exercise price of 4.00 per share and 4,408 at an exercise price of $6.80 per share. All of the outstanding options had vested as of May 31, 2008.

          2000 Plan

          In April 2001, the Company’s shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of May 31, 2008, we had 1,250 options outstanding under this plan at an exercise price of 28.00 per share. All of the outstanding options had vested as of April 30, 2008.

          1995 Plans

          In December 1995, we adopted the following plans: (i) the Stock Option Plan (Incentive and Restricted Share Options) (the “ISO/RSO Plan”), which provides for the grant of incentive and restricted stock options and (ii) the Section 102 Stock Option/Stock Purchase Plan (the “Section 102 Plan” and together with the ISO/RSO Plan, the “Share Option Plans”).

          The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. As of May 31, 2008, we had 450 options outstanding under this plan at an exercise price of 18.00. All of the outstanding options had vested as of May 31, 2008.

Item 7: Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of April 30, 2008, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 11,357,778 shares outstanding as of May 31, 2008.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Shares Beneficially Owned

Name and Address	Number	Percent	Warrants

Catalyst Fund, LP(1)	2,117,252	18.6%	477,907

3 Daniel Frisch Street, Tel-Aviv 64731, Israel

D.S Apex Holdings Ltd. (2)	1,347,692	11.9%	270,907

Discount Tower, 23 Yehuda Halevi st. Tel Aviv

SITA S.A.	878,670	7.7%	–

27, RTE DE GY 1252
Meinier, Geneva
Switzerland

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

(2) Refers to the holdings of D.S Apex Holdings Ltd. and its affiliates.

The changes in holdings of the major shareholders over the last three years, are detailed to the best of our knowledge in the table below:

Holdings as of:	December 31, 2005	December 31, 2006	December 31, 2007	May 31, 2008

Catalyst Fund, LP	1,292,275	1,292,275	2,117,252	2,117,252

D.S Apex Holdings Ltd.			1,338,885	1,347,692

SITA			878,670	878,670

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of May 31, 2008, there were 40 record holders of ordinary shares, of which 10 were registered with addresses in the United States, representing approximately 60 % of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Grant of Shares and Options and to Mr. Cukierman

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options at an exercise price of $1.84 under the same terms as all other first time directors. The shareholders also approved, on June 29, 2005, to grant all directors of the Company, an additional 7,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors. Following this decision Edouard Cukierman was granted 7,500 options at an exercise price of $2.695 (see “Section 6E. Share Ownership”).

On May 18, 2006 the shareholders approved a grant to Mr. Edouard Cukierman of 21,666 ordinary shares (for no consideration), and 233,876 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options’ exercise price was equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he shall be granted 400,000 options in four equal annual tranches (pro-rated for any part of the Calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $2.385, which was equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Cukierman such number of Options amounting, together with Options previously granted, to 400,000 Options, and such additional options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

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

For payments the Company paid and accrued pursuant to the Service Agreement in year 2007 see Note 18 to the Consolidated Financial Statements for the year ended December 31, 2007).

Management Agreement with Signum Ltd.

The Company’s audit committee, Board of Directors and shareholders had approved an agreement with Signum Ltd. to provide management services to the Company (exclusively through Adiv Baruch who served in the capacity of President and Chief Executive Officer of the Company), effective January 1, 2004. Mr. Adiv Baruch is one of the controlling shareholders of Signum.

Signum was entitled to a monthly gross management fee of NIS 79,698 and was granted options to purchase 216,282 ordinary shares of the Company (equal to five percent (5%) of the Company’s issued and outstanding share capital, on a fully diluted and as converted basis, on November 23, 2003). On June 29, 2005, the shareholders approved the grant of 20,000 options to purchase ordinary shares of the Company under the 2003 Israeli Share Option Plan, to Signum, as a bonus for year 2004, at an exercise price of $3.08 per share, vesting over 24 months from the date of grant in 24 equal parts, 1/24 per month, exercisable until June 2010.

On May 18, 2006, the shareholders approved (i) the grant to Mr. Adiv Baruch of 65,000 ordinary shares (for no consideration) and (ii) the grant to Signum of options to purchase 187,100 ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. On September 27, 2006, Mr. Baruch notified the Board that he shall be leaving the Company at the end of 2006 at which time the Management Agreement expired. The abovementioned options granted to Signum expired as well. On May 30, 2007 Mr. Baruch resigned from the Company’s Board of Directors.

December 2007 Private Placement

In December 2007, the Company entered into a Share Purchase Agreement with two of its shareholders, Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million). In addition, the Company issued to the investors an aggregate of 541,814 warrants at an exercise price of $2.76, exercisable for four years from their date of issuance.

The Company paid 3% placement fees in cash to Apex and 6% in ordinary shares to Catalyst (see note 18 to the Consolidated Financial Statements for the year ended December 31, 2007).

The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

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

Not applicable.

Item 8: Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from export out of Israel has been as follows:

Year	Export revenues	% of all revenues

2007	$6,328,000	27%

2006	$6,040,000	29%

2005	$10,693,000	44%

Sales outside of Israel in the year 2007 do not include sales of Summit, in the amount of $1,684,000.

Legal Proceedings

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeked an amount of approximately 3.3 million Euros and additional remedies. This claim followed a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. On September 18, 2007, the French Trade Tribunal rejected the Company’s assertion that jurisdiction is with the Israeli courts, and the Company has appealed this decision. In February 2008, the Company’s subsidiary, Boscom Ltd. (now Dimex Solutions Ltd.) filed against BOSâNOVA EURL a claim in Israel, for the recovery of a NIS 231,861 debt for purchased products.

In June 29, 2008, the parties entered into a settlement agreement, pursuant to which they waive their respective claims against each other and shall terminate the court proceedings they had initiated on the basis of these claims. In connection with such settlement, the Company agreed to pay BOSâNOVA an amount of $20,000 and offer it a rebate of $40,000 on future purchases. The Company’s financial statements include a provision in this respect.

In January 2008, Mr. Edward Forlander, a former employee of BOScom Ltd., filed a claim against the Company and BOScom in the Labor Court in Tel Aviv, requiring severance payments for the amount of NIS 306,000 and compensation for delay in payment of said severance payments as of the time of the filing of the lawsuit of approximately NIS 207,000. The Company is unable to assess the claim’s chance of success, as the case is in preliminary stages. The Company’s financial statements include a provision in this respect.

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

Item 9: The Offer and Listing

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

In addition, under the Israeli Companies Law 1999 the Company was not required to seek shareholder approval for its 2007 rights offering. The Company has relied on this home country practice for an exemption from Nasdaq Marketplace Rule 4350(i)(1).

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ and the TASE for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected on May 29, 2003.

Period		NASDAQ		TASE

		High ($)	Low ($)	High (NIS)	Low (NIS)

2003	Annual	3.97	1.67	17.42	8.00
2004	Annual	4.00	1.62	14.98	8.89
2005	Annual	3.74	2.15	16.33	9.00

2006	Annual	2.97	2.11	14.58	9.64
	First Quarter	2.97	2.39	14.58	10.87
	Second Quarter	2.84	2.55	13.08	11.27
	Third Quarter	2.84	2.11	12.85	9.64
	Fourth Quarter	2.73	2.40	11.98	10.23

2007	Annual	2.90	1.90	12.48	7.01
	First Quarter	2.63	2.50	12.48	10.60
	Second Quarter	2.90	2.55	11.60	10.25
	Third Quarter	2.74	2.30	11.85	9.50
	Fourth Quarter	2.49	1.90	10.90	7.01
	December	2.27	1.90	10.50	7.01

2008	January	2.05	1.77	7.52	6.50
	February	1.92	1.78	7.75	7.43
	March	1.92	1.48	7.75	7.75
	April	1.69	1.46	6.58	6.58
	May	1.63	1.45	6.58	4.28

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Stock Exchange (symbol “BOSC”) and the Tel-Aviv Stock Exchange (symbol “BOSC”).

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10: Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

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

The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company’s Board of Directors, which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction - other than in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as “the adjourned meeting”) (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

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

ISRAELI TAX CONSIDERATIONS

The following is a description of material tax consequences regarding the ownership and disposition of our ordinary shares under Israeli tax laws to which our shareholders may be subject. The information below does not apply to specific persons or cover specific situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

Tax Consequences Regarding Disposition of Our Ordinary Shares

In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ordinary shares, provided that such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

In addition, the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless, either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting shares during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case, the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Israeli individual shareholders selling our ordinary shares are subject to 20% tax rate on any real capital gain accrued after January 1, 2003, or 25% tax rate if such individual shareholder holds more than 10% interest in the company. Israeli corporate shareholders (which were not subject to the provisions of the Inflationary Adjustments Law, prior to the publishing of amendment no. 147 to the Income Tax Ordinance, in 2005), selling our ordinary shares are subject to a 25% tax rate on any real capital gain. Israeli corporate shareholders which were subject in 2005 to the provisions of the Inflationary Adjustments Law, selling our ordinary shares are subject to the regular corporate tax rates on any capital gain.

Taxes Applicable to Dividends distributed

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. In order to obtain such a reduced tax rate, it is necessary to submit an application to the tax assessing officer.Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

BOS and its Israeli subsidiaries are taxed under the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law. The Inflationary Adjustments Law is highly complex and represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Its features, which are material to us, are summarized as follows:

•

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

•

Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income. (hereinafter: “Inflation supplement”). Note, the inflation supplement will only be added to the corporate income but not to other incomes such as capital gains.

•	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed, as applicable, 3.0%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

U.S. TAXATION

Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

• an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

• an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

• a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A non-U.S. holder is a beneficial owner of our ordinary shares that is not a U.S. holder. Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is a non-U.S. holder of our ordinary shares and considers only U.S. holders that will own the ordinary shares as capital assets (generally for investment).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons that receive ordinary shares as compensation for the performance of services, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

Each holder of our ordinary shares is advised to consult his or her tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to him or her of purchasing, holding or disposing of our ordinary shares.

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non-US taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income of loss.

Tax consequences if we are a passive foreign investment company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in a taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

We believe that we were not a PFIC for our 2007 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

If we were a PFIC, you could make certain elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively if certain conditions are satisfied. It is expected that the conditions necessary for making certain of such elections will apply in the case of our ordinary shares. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. Shareholders of changes in circumstances that would cause the Company to become a PFIC. The Company does not currently intend to take the action necessary for a U.S. Shareholder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

Information reporting and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 28% with respect to dividend payments made with respect to, and proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules provided, in either case, that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding, in the case of U.S. Federal income taxes, tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of the ordinary shares will be subject to tax in the United States if such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Non-U.S. holders are generally not subject to information reporting or backup withholding with respect to the payment of dividends on, or proceeds from the disposition of, ordinary shares, provided that the non-U.S. holder provides its taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statement by Experts

Not applicable.

10H.	Documents on Display

The documents concerning the Company that are referred to in the form may be inspected at the Company’s office in Israel.

10I.	Subsidiary Information

For information relating to the Company’s subsidiaries, see “Item 4C. Organizational Structure” as well as the Company’s Consolidated Financial Statements (Items 8 and 18 of this form).

Item 11: Quantitative and Qualitative Disclosure about Market Risk

Currency Exchange Rate Risk Management

The Company’s functional currency is the U.S. Dollar. Since the Company operates in Israel and Europe it manages assets and liabilities in currencies other than U.S. Dollar such as New Israeli Shekel and Euro.

The balance of monetary assets in comparison to liabilities in non-dollar currencies in the Balance Sheet as of December 31, 2007 and December 31, 2006 (“Balance Sheet Exposure”) is presented in the table below.

The data is presented in U.S. Dollars (in thousands):

	December 31, 2007		December 31, 2006

	Israeli currency (1)	Non-dollar Currencies (2)	Israeli currency (1)	non-dollar Currencies (2)

	U.S.$	U.S.$	U.S.$	U.S.$

Current assets:
Cash and cash equivalents	113	83	653	213
Trade receivables	3,738	979	2,399	–
Other accounts receivable	383	–	402	144

	4,234	1,062	3,454	357

Long term assets	568	–	768	–

Total assets	4,802	1,062	4,222	357

Current liabilities:
Short term loans from banks and current maturities of long term loans	2,023	592	1,925	–
Trade payables	1,461	189	1,549	200
Other accounts payable	660	–	582	–

	4,144	781	4,056	200

Long term liabilities	1,417	–	915	–

Total liabilities	5,561	781	4,971	200

Net assets (liabilities)	(759)	281	(749)	157

(1)	The above does not include balances in Israeli currency linked to the U.S. dollar.

(2)	Primarily Euro.

The Company does not use financial instruments and derivatives, but manages the risk of Balance Sheet Exposure by attempting to maintain a similar balance of assets and liabilities in New Israeli Shekels and the USD currencies. The purchases and salary expenses in Israel are paid in the local currency, New Israeli Shekels.

A material change in currency exchange rate of the NIS or Euro compared to the U.S. Dollar may have an effect on the Company’s financial results and cash flow.

Credit Risk Management

The company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the United States and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2007 and December 31, 2006:

	December 31

	2007	2006

America	$1,820,000	$561,000
Europe	1,667,000	345,000
Far East	43,000	51,000
Israel and others	5,584,000	4,675,000

	$9,114,000	$5,632,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates, is due to its investment of its surplus funds and loans that carry variable interest.

The Company has a conservative investment policy. According to this policy the Company invests in bank deposits and in high level marketable securities.

A material change in interest we receive on our bank deposits or pay on our loans may have an effect on the Company’s financial results and cash flow. A 100 basis point increase in interest rates would have increased our net interest expense for 2007 by approximately $61,000.

Bank Risk

The Company invests and manages the majority of its funds in Bank Leumi LeIsrael, Bank Leumi U.S.A. and JPMorgan Chase Bank, N.A..

Item 12: Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

(c) Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2007, that have materially affected or are reasonably likely to materially affect these controls.

(d) Other.

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

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2006 and 2007 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer and Arik Eshel, during each of 2006 and 2007:

	Year Ended December 31, 2007		Year Ended December 31, 2006

	Amount	Percentage	Amount	Percentage

Audit Fees	134,200	94%	62,000	76%
Audit-Related Fees (1)	–	–	20,000	24%
Tax Fees (2)	8,500	6%	–	–

Total	142,700	100%	82,000	100%

(1)	“Audit-related fees” are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

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

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable to Registrant

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2007.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firms	F-2 – F-3
Consolidated Balance Sheets	F-4 – F-5
Consolidated Statements of Operations	F-6
Statement of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-10
Notes to Consolidated Financial Statements	F-11 – F-55

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were filed as part of the Form 6-K on March 31, 2008.

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

4.4

Securities Purchase Agreement and Master Security Agreement, dated as of August 16, 2006, by and between Laurus Master Fund Ltd. and the Registrant (the Secured Convertible Term Note, Ordinary Shares Purchase Warrant and Registration Rights Agreement are incorporated by reference to the Company’s Registration Statement on Form F-3 no. 333-137153)

4.5	Distribution Agreement, dated as of January 15, 2003, by and between BOScom Ltd. and BOSaNOVA Inc. (incorporated by reference to the Company’s Annual Report on Form 20-F/A filed on January 6, 2005).

4.6

Letter agreement among New World Brands, Inc., Qualmax, Inc., IP Gear, Ltd., P&S Spirit, LLC and B.O.S Better Online Solutions Ltd., dated December 31, 2006 (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1/A filed with the SEC on February 12, 2007).

4.7	The Registrant’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11650).

4.8	Share Purchase Agreement dated as of the October 30, 2007 by and between Donald Levi and Andrew Levi, Summit Radio Corp. and the Registrant.

4.9

Securities Purchase Agreement, dated as of the December 10, 2007, by and between certain investors and the Registrant; Registration Rights Agreement dated as of the December 10, 2007 by and between certain investors and the Registrant; and Form of Warrant dated as of December 31, 2007 issued by the Registrant to certain investors.

4.10	Asset Purchase Agreement dated as of the January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Registrant.

4.11

Bank Leumi Le-Israel Agreements: Summary of Economic Terms, Form of Request to Allocate a Credit in Israeli Currency (unlinked), and Form of Request to Allocate a Credit Framework in Debitory Account (unlinked).

4.12	Promissory Note for the amount of $2,500,000 made by Summit Radio Corp. to the order of Bank Leumi USA.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11	Statement of Computation of Earnings Per Share

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

23.2	Consent of Arik Eshel, CPA & Assoc., PC

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Shmuel Koren	/s/ Eyal Cohen

Shmuel Koren	Eyal Cohen
President and Chief Executive Officer	Chief Financial Officer

Date: June 30, 2008

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

          We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (the “Company”) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Lynk USA Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 14% in 2007 and total revenues constituting 7% in 2007 of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lynk USA Inc., is based solely on the report of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2s to the consolidated financial statements, effective January 1, 2006, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lynk USA, Inc.

We have audited the accompanying consolidated balance sheet of Lynk USA, Inc. (the Company) and its subsidiary as of December 31, 2007, and the related consolidated statement of operation, statement of changes in shareholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lynk USA, Inc. and its subsidiary at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC
March 31, 2008

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,271	$2,033
Trade receivables (net of allowance for doubtful accounts of $122 and $23 at December 31, 2007 and 2006, respectively)	9,114	5,632
Other accounts receivable and prepaid expenses (Note 3)	945	858
Inventories (Note 4)	8,321	4,017

Total current assets	22,651	12,540

LONG-TERM ASSETS:
Severance pay fund	687	741
Investment in other companies (Note 5)	2,494	8,082
Other assets	42	65

Total long-term assets	3,223	8,888

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	719	520

GOODWILL (Note 8)	2,861	952

OTHER INTANGIBLE ASSETS, NET (Note 7)	1,678	1,629

	$31,132	$24,529

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 9)	$5,028	$2,949
Current maturities of convertible note	-	1,139
Trade payables	5,258	3,844
Employees and payroll accruals	552	460
Deferred revenues	116	103
Accrued expenses and other liabilities (Note 10)	1,290	999

Total current liabilities	12,244	9,494

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 11)	3,286	-
Convertible note, net of current maturities (Note 12)	-	1,171
Deferred taxes	366	362
Accrued severance pay	798	916
Other long-term liabilities	-	237

Total long-term liabilities	4,450	2,686

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 35,000,000 shares at December 31, 2007 and 2006; Issued and outstanding: 10,857,554 and 6,744,798 shares at December 31, 2007 and 2006, respectively;	10,628	6,571
Additional paid-in capital	54,758	48,330
Accumulated other comprehensive income	19	19
Accumulated deficit	(50,967)	(42,571)

Total shareholders’ equity	14,438	12,349

Total liabilities and shareholder’s equity	$31,132	$24,529

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2007	2006	2005

Revenues	$23,774	$20,917	$24,099
Cost of revenues	19,099	16,200	17,854

Gross profit	4,675	4,717	6,245

Operating costs and expenses:
Research and development	636	486	893
In process Research and Development	170	-	-
Sales and marketing	3,811	2,019	2,425
General and administrative	1,980	3,268	2,667

Total operating costs and expenses	6,597	5,773	5,985

Operating income (loss)	(1,922)	(1,056)	260
Financial expenses, net (Note 16a)	(469)	(626)	(448)
Other income (expenses), net (Note 1d)	(6,233)	-	355

Income (loss) before taxes on income	(8,624)	(1,682)	167
Taxes on income (tax benefit) (Note 15)	9	(89)	204

Net loss after taxes on income	(8,633)	(1,593)	(37)
Equity in losses of an affiliate	-	-	(1,750)
Minority interest in earnings of a subsidiary	-	-	(223)

Loss from continuing operations	(8,633)	(1,593)	(2,010)
Income (loss) from discontinued operations (Note 1d)	237	1,685	(1,595)

Net income (loss)	$(8,396)	$92	$(3,605)

Basic and diluted net loss per share from continuing operations (Note 16b)	$(1.00)	$(0.24)	$(0.36)

Basic and diluted net earnings (loss) per share from discontinued operations (Note 16b)	$0.02	$0.25	$(0.28)

Basic and diluted net earnings (loss) per share (Note 16b)	$(0.97)	$0.01	$(0.64)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share-based compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance at January 1, 2005	4,737,658	$4,823	$44,426	$(174)	$31	$(39,058)		$10,048
Amortization of deferred share-based compensation	-	-	-	62	-	-		62
Conversion of convertible note	640,293	570	1,046	-	-	-		1,616
Issuance of shares related to acquisition of Odem, net	232,603	202	330	-	-	-		532
Issuance of shares related to the private placement, net	953,743	815	1,225	-	-	-		2,040
Issuance of Ordinary shares for options exercised	25,088	22	28	-	-	-		50
Share-based compensation related to warrants issued to service providers	-	-	348	-	-	-		348
Warrants related to a convertible note issued to lenders	-	-	185	-	-	-		185
Other comprehensive loss:
Net loss	-	-	-	-	-	(3,605)	$(3,605)	(3,605)
Loss on available-for-sale marketable securities	-	-	-	-	(4)	-	(4)	(4)
Foreign currency translation adjustments	-	-	-	-	(6)	-	(6)	(6)

Total comprehensive loss							$(3,615)

Balance at December 31, 2005	6,589,385	6,432	47,588	(112)	21	(42,663)		11,266
Reversal of deferred share-based compensation	-	-	(112)	112	-	-		-
Issuance of Ordinary shares for options exercised	68,747	61	74	-	-	-		135
Share-based compensation expense	21,666	20	411	-	-	-		431
Share-based compensation related to warrants issued to service providers	65,000	58	238	-	-	-		296
Warrants related to a convertible note issued to lenders	-	-	131	-	-	-		131
Other comprehensive income:
Net income	-	-	-	-	-	92	$92	92
Loss on available-for-sale marketable securities	-	-	-	-	(2)	-	(2)	(2)

Total comprehensive income							$90

Balance at December 31, 2006	6,744,798	6,571	48,330	-	19	(42,571)		12,349
Issuance of Ordinary shares for options exercised	23,498	23	23					46
Issuance of shares related to the private placement net	1,471,176	1,483	1,983					3,466
Issuance of shares related to rights offering, net	1,739,398	1,720	2,229					3,949
Issuance of shares related to conversion of convertible note	878,670	831	1,066					1,897
Share-based compensation expense	-	-	516	-	-	-		516
Warrants related to a convertible note issued to lenders	-	-	611	-	-	-		611
Other comprehensive income:
Net loss	-	-	-	-	-	(8,396)	$(8396)	(8,396)

Total comprehensive loss							$(8,396)

Balance at December 31, 2007	10,857,540	$10,628	$54,758	$-	$19	$(50,967)		$14,438

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities:
Net income (loss)	$(8,396)	$92	$(3,605)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (income) from discontinued operations	(237)	(1,685)	1,595
Depreciation and amortization	588	378	474
Amortization of premium and accretion of accrued interest on available-for-sale marketable securities	-	-	35
Impairment of investments	5,588	39	-
Severance pay, net	(64)	(75)	(75)
Equity in losses of an affiliate	-	-	1,750
Minority interest in earnings of a subsidiary	-	-	223
Share-based compensation related to warrants issued to service providers	-	296	59
Capital gain from sale of product line	-	-	(273)
Net loss from decrease in value of Put options	-	-	8
Capital loss from sale of property and equipment	(19)	-	3
Share-based compensation related to employees	516	431	244
Financial expenses in connection with long-term convertible note	710	162	120
Increase in trade receivables	(687)	(788)	(547)
Decrease in deferred taxes, net	(118)	(70)	(88)
Decrease (increase) in other accounts receivable and prepaid expenses	(121)	(595)	86
Increase in inventories	(1,209)	(697)	(1,971)
Increase (decrease) in trade payables	(1,135)	790	(172)
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(11)	(231)	(123)

Net cash used in operating activities from continuing operations	(4,595)	(1,953)	(2,257)
Net cash used in operating activities from discontinued operations	-	(446)	(1,647)

Net cash used in operating activities	(4,595)	(2,399)	(3,904)

Cash flows from investing activities:
Purchase of property and equipment	(214)	(24)	(245)
Proceeds from sale of property and equipment	31	-	13
Proceeds from sale of product line	-	-	257
Investment in long-term marketable securities	-	-	(607)
Proceeds from redemption of marketable securities	-	1,331	2,316
Investment in other companies	-	(676)	-
Acquisitions, net of cash acquired (a,b,c,d)	(4,548)	-	(1,124)

Net cash provided by (used in) investing activities from continuing operations	(4,731)	631	610
Net cash used in investing activities from discontinued operations	-	(221)	(1,087)

Net cash provided by (used in) investing activities	(4,731)	410	(477)

Cash flows from financing activities:
Proceeds from shares issuance, net	6,625	-	-
Repayment of short-term and long-term bank loans	(293)	(26)	(55)
Proceeds from short-term bank loans	1,454	686	933
Proceeds from long-term bank loans	4,203	-	-
Proceeds (payments) from long-term convertible note and warrants, net of issuance expenses	(120)	1,319	1,246
Payment of long-term convertible note	(351)	(438)	(55)
Proceeds from exercise of options	46	135	2,090

Net cash provided by financing activities	11,564	1,676	4,159

Increase (decrease) in cash and cash equivalents	2,238	(313)	(222)
Increase in cash and cash equivalents from discontinued operations	-	114	163
Effect of exchange rate changes on cash and cash equivalents	-	-	(13)
Cash and cash equivalents at the beginning of the year	2,033	2,232	2,304

Cash and cash equivalents at the end of the year	$4,271	$2,033	$2,232

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2007	2006	2005

Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$336	$532	$126

	Income tax	$38	$180	$309

(ii)	Non-cash activities:

	Conversion of convertible note into shares	$2,017	$-	$1,614

	Sale of the communication segment in consideration for shares in Qualmax	$-	$958	$4,690

	Conversion of Qualmax’s debt into New World Brand’s shares	$-	$1,480	$-

	Sale of PrintBOS:

	Consideration, net	$-	$-	$275
	Disposal of fixed assets	-	-	(28)
	Disposal of liability	-	-	100
	Related expenses	-	-	(74)

	Capital gain	$-	$-	$273

	Sale of the communication segment:

	Consideration, net	$-	$2,437	$3,690
	Disposal of tangible and intangible assets	-	(752)	(2,425)
	Related expenses	-	-	(486)

	Capital gain	$-	$1,685	$779

(a)	Acquisition of Odem:

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$1,020
	Fair value of net intangible assets acquired at acquisition date	-	-	718
	Less -	-	-
	Amount acquired by issuance of shares	-	-	532
	Payables	-	-	219
	Add-	-	-
	Cancellation of Put and Call options	-	-	137

		$-	$-	$1,124

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2007	2006	2005

(b)	Acquisition of Summit

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$3,192	$-	$-
	Fair value of net intangible assets acquired at acquisition date	2,058	-	-
	Less - Amount acquired by issuance of shares	(903)	-	-

		$4,347	$-	$-

(c)	Acquisition of CYMS Ltd assets and liabilities

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$11	$-	$-
	Fair value of net intangible assets acquired at acquisition date	55	-	-
	Less amount acquired by issuance of shares	(15)	-	-

		$51	$-	$-

(d)	Acquisition of OptimizeIT assets and liabilities

	Fair value of net intangible assets acquired at acquisition date	$170	-	-
	Less amount acquired by issuance of shares	(20)	-	-

		$150	$-	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS”) is an Israeli corporation (together with its subsidiaries the “Company”).

The Company has two operating segments, the Mobile and RFID Solutions segment and the Supply Chain Solutions segment.

The Company’s wholly owned subsidiaries include:

In Israel:

(1)

BOScom Ltd, part of the Mobile and RFID segment. In January 2008 BOScom changed it’s name to Dimex Solutions Ltd. and its subsidiary Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008. (see note 19);

(2)

Odem Electronic Technologies 1992 Ltd., which was purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, the Company’s holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market. Odem is a part of both the Mobile and RFID and the Supply Chain segments; and

(3)

Quasar Telecom Ltd., which obtained the assets BOS acquired in September 2004 from Quasar Communication Systems Ltd. The assets of Quasar Telecom were sold to IP Gear Ltd., a subsidiary of Qualmax Inc. as part of the sale of the Communications Segment in the fourth quarter of 2005.

In the U.S.:

	(1)	Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of Odem and a part of both the Mobile and RFID and the Supply Chain segments;

	(2)	Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.

Summit Radio Corp., part of the Supply chain solutions segment, was purchased on November 21, 2007 from Summit’s previous shareholders. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industry.

		b.	Pacific Information Systems, Inc. (“PacInfo”), a, Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, are no longer active.

	(3)	BOS Delaware Inc., a Delaware corporation, which operations were ceased in 2002.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

In Europe:

BOScom had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, the subsidiaries are no longer active.

BOS communication segment (the “communication segment”) included: BOScom’s business of communication solutions which provides multi-path, intelligent routing voice over IP gateways and the Company’s wholly-owned subsidiary Quasar Telecom (2004) Ltd. (“Quasar”), which provides communication solutions based on cellular technology. The assets and liabilities of this segment have been sold as part of the disposal of the communication segment in December 2005 (see d).

In addition, the Company holds shares in two other companies:

1.

Surf Communication Systems Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. In June 2006, the Company invested $300, following which, the Company holds 6.94% of Surf’s issued and outstanding shares (see Note 5).

2.

Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (“QMXI.PK”), and its subsidiary New World Brands Inc. (OTC: NWBD.OB) (“NWB”). The Company holds 17.87% of the issued and outstanding shares of Qualmax Inc. and 3.96% of the issued and outstanding shares of NWB. The Company’s holdings in Qualmax and NWB were received as the consideration for the sale of the communication segment (see d).

b.	Business combination:

Acquisition of Odem:

On November 18, 2004, the Company purchased 63.8% of the outstanding shares of Odem, from Odem’s existing shareholders. In consideration for Odem’s shares the Company (i) issued 290,532 of the Company’s Ordinary shares subject to “lock-up” periods of 2 to 4 years and (ii) paid an amount of $1,971 in cash.

On September 29, 2005 and November 1, 2005, the Company purchased an additional 23.9% and 12.3% of the outstanding shares of Odem, respectively, from Odem’s minority shareholders. Following these purchases, the Company owns 100% of Odem. In consideration for the 12.3% of Odem’s shares purchased in November 2005 the Company paid $554, in cash and for the 23.9% of Odem’s shares purchase in September 2005 the Company (i) issued 232,603 of the Company’s Ordinary shares and (ii) paid an amount of $716 in cash.

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

The Company has allocated the total cost of Odem acquisition in 2005 as follows:

Allocation of purchase price	November 1, 2005	September 29, 2005	Total	Estimated useful life

Tangible assets	$340	$681	$1,021
Customer list (1)	85	509	594	9 years
Deferred tax liability	(23)	(136)	(159)
Goodwill	138	144	282

Total purchase price	$540	$1,198	$1,738

(1)	The Company’s allocation of purchase price valued the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

Acquisition of Summit:

On November 21, 2007 the Company purchased 100% of the outstanding shares of Summit, from Summit’s existing shareholders. In consideration for Summit’s shares the Company (i) issued 360,000 of the Company’s Ordinary shares subject to “lock-up” periods of 1-2 years and (ii) paid an amount of $4,472 in cash (including $373 against undistributed net income for the first nine months of 2007 in Summit). In addition, Summit’s selling shareholders will receive contingent consideration up to $500, based on performance in the years 2008 and 2009.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21, 2007

Issuance of shares (1)	$874
Cash consideration	4,472
Transaction costs (includes issuance costs in the amount of $29)	355

Total purchase price	$5,701

(1)

The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Summit	Estimated useful life

Cash	$451
Tangible assets (1)	3,192
Backlog (2)	55
Customer list (3)	167	12 years
Non-competing rights (4)	40	6 years
Deferred tax liability	(113)
Goodwill	1,909

Total purchase price	$5,701

(1)	Includes fair value of inventory – Reflects the expected profit from realization of the inventory.

(2)	Backlog – The economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the Backlog.

(3)	Customer list - The Company’s allocation of purchase price is valued the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

(4)

Non-competing rights - The value of the non-competing right is calculated by assessing the economic damage which might occur due to possible competing by the Sellers, and which is mitigated by having a non-competing agreement. The value of the non-competing right is the discounted cash flow which relates to portion of the Company’s income that could have been lost if the Sellers would compete.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The results of operations of Summit are included in the consolidated financial statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of Summit have been included in the Company’s consolidated statements of income since the completion of the acquisition in November 21, 2007. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Summit occurred at the beginning of each of the following periods:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year Ended December 31,
	2007	2006
	(unaudited)

Revenues	$39,110	$36,436
Net income (loss)	$(8,669)	$309
Net income per share – basic	$(1.00)	$0.05
Net income per share – diluted	$(1.00)	$0.05

Acquisition of Cyms Ltd. assets and Liabilities:

On July 1, 2007, the Company entered into an agreement with Cyms Ltd., to purchase its assets and liabilities, for an aggregate consideration of $ 66 which was paid by issuance of 5,594 shares of the Company and cash payment of $51. The assets of Cyms Ltd. were transferred into the Company on July 1, 2007 (the “closing date”).

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21,
2007

Issuance of shares (1)	$15
Cash consideration	51

Total purchase price	$66

(1)

The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Cyms	Estimated useful life

Tangible assets	$11
Technology (1)	55	6 years

Total purchase price	$66

(1)	The Company’s allocation of purchase price valued the acquired technology by calculating cash flow benefit as a direct result of the technology.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Summit acquisition has been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition.

Acquisition of OptimizeIT, a partnership organized under the laws of the State of Israel, assets and liabilities:

On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $170 which was paid by issuance of 8,000 shares of the Company and a cash payment of $150. The assets of Optimize IT were transferred into the Company on October 1, 2007

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21, 2007

Issuance of shares (1)	$20
Cash consideration	150

Total purchase price	$170

The Company has allocated the total purchase price as follows:

Allocation of purchase price	OptimizeIT	Estimated useful life

Research and development in process	$170	NA

Total purchase price	$170

The Company recorded a charge of $170 with respect to the OptimizeIT transaction related to in process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

The Cyms and OptimizeIT transactions have been treated as asset acquisitions on the basis of the fair values exchanged.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Sale of product line:

On July 18, 2005, BOScom signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $500 and a contingent payment in each of the next three years equal to 6%-10% of future revenues exceeding $1,000 per year, Consist will generate from the PrintBOS product line. The Company has recognized a gain of $273 in 2005 with respect of this sale. As of December 31, 2005, the Company has received $375 and the remaining $125 has been placed in an escrow for a period of three years, pending repayment of royalties to the Office of the Chief Scientist (“OCS”) on sales of PrintBOS products. For the years ended December 31, 2006 and 2007, total revenues generated by Consist from the PrintBOS products in each year were less than $1,000 and, therefore, the Company did not receive any royalties in 2006 and 2007.

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

The loan agreement provides that if the disposed segment would incur losses that exceed $250 in the first quarter of 2006, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common stock against such reduction, valued at a predetermined price of $1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, at a price of $1.43 per share, resulting in an amount of $350. In June 2006, Qualmax issued BOS an additional 174,825 shares, reducing the principal amount of the loan to $400. As of December 31, 2007 the company holds 17.87% of the issued and outstanding Common stock of QMX.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the Warrants.

The Company signed in December 2006 an agreement with Qualmax and its subsidiaries, NWB and IP Gear, pursuant to which, the outstanding debt of Qualmax to the Company, in the amount of $1,480 (which included long-term debt, outsourcing fees, royalties and other debts), was repaid to the Company through the issuance of 5.506652 shares of series A Convertible Preferred stock of NWB which are convertible into approximately 16,446,544 shares of NWB

Common stock, reflecting a conversion rate of $0.09 per one share of Common stock. During 2007 NWB converted its series A Preferred stock into Common stock and as a result the company holds as of December 31, 2007, 3.96% of the issued and outstanding Common stock of NWB.

The Company’s registration rights with respect to the Qualmax shares shall also apply to NWB shares. In addition, the Company agreed to enter into a lock up agreement, restricting the transfer of its share holdings in Qualmax and in NWB, for up to two years.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option that will expire on December 31, 2009, to purchase up to 30% of the NWB’s shares held by the Company, at prices ranging from $0.12 to $0.24 per share of Common stock. As of December 31, 2007 the conditions have not been met, hence the option has not been granted and the fair value of the option is $0.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

As of December 31, 2007, the restriction on the shares held in Qualmax and NWB terminates within one year and as a result the shares should be recorded at fair value. Therefore, the Company accounts for its holdings in Qualmax and NWB shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses, net of the related tax effect as of December 31, 2007, are included in other comprehensive income. As a result of the decrease in the share prices of these companies as of December 31, 2007, the Company recorded loss of $5,588. On February 18, 2008, New World Brands and Qualmax, entered into an agreement and plan of merger (see note 19), pursuant to which Qualmax will be merged with and into NWB. Upon completion of the merger, which is subject to completion of certain conditions, BOS holding in Qualmax will be converted into holding in New World Brands. These holdings were the consideration for selling the communication division in years 2005 and 2006.

For the years ended December 31, 2006 and 2005, the Company’s consolidated financial statements reflected a capital gain from the sale of the communication segment, which was determined as follows:

	Year ended December 31,

	2006	2005

Consideration:
Ordinary shares of Qualmax (1)	$957	$4,586
107,143 warrants (2)	-	104
5.50652 series A Preferred stock of NWB (3)	1,480	-
Debt conversion (loan granted to IP Gear)	-	(1,000)

Total consideration	2,437	3,690

Cost:
Disposal of assets (liabilities) related to the communication segment	752	2,425
Transactions related costs	-	486

Total cost	752	2,911

Capital gain	$1,685	$779

There was no capital gain in 2007.

(1)	Valued at $1.43 per share.

(2)	Valued at $0.97 per warrant.

(3)	5.50652 series A Preferred stock convertible into 16.5 million shares of Common stock of NWB. Each share of Common stock is valued at $0.09 per share.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Following the agreement, signed in December 2006, the Company has accounted for the communication segment as a “discontinued operations”, in accordance with EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations”. As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses of the communication segment for 2005, have been reclassified in the accompanying statements of operations as discontinued operations.

As of December 31, 2007, Qualmax share price is $0.21 and NWB share price is $0.04. The Company recorded a loss in the amount of $5,588 as the decrease was other than temporary.

2.	Discontinued product line:

During the fourth quarter of 2002, PacInfo ceased its operations.

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the communication segment and PacInfo’s operations for 2007, 2006 and 2005, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

Summarized selected financial information and cash flows of the discontinued operations are as follows:

	Year ended December 31,

	2007	2006	2005

Revenues	$-	$-	$2,954
Cost of revenues	-	-	2,171
Operating expenses	-	752	3,157

Operating loss	-	(752)	(2,374)
Gain derived from sale of the discontinued operations	237	2,437	779

Net income (loss)	$237	$1,685	$(1,595)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities
Gain (loss) from discontinued operations	$237	$1,685	$(1,595)
Depreciation and amortization of equipment and intangibles	-	-	107
Capital gain	-	(2,052)	(779)
Adjustments due to changes in working capital	(237)	(79)	620

Net cash flows used in operating activities	$-	$(446)	$(1,647)

Cash flows from investing activities
Communication sales costs	$-	$(221)	$-
Purchase of property and equipment	-	-	(27)
Payment on account of sale of Communication Segment	-	-	(1,060)
Investment in Company	-	-	-

Net cash flows used in investing activities	$-	$(221)	$(1,087)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2007 and 2006, inventory is presented net of $358 and $100, respectively, for technological obsolescence and slow moving items (see also Note 4).

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials - moving average cost method.

Products in progress and finished products - moving average cost method.

	f.	Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2005, the Company received a royalty-bearing grant from the Chief Scientist of the Ministry of Industry and Trade in Israel, in the amount of $296, for its participation in the discontinued operations. There were no grants in 2007 and 2006.

	g.	Investment in an affiliate:

An affiliate is a company in which the Company is able to exercise significant influence, but that is not a subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature. The Company’s investment in Surf has been included as an affiliate until September 30, 2005. In June 2006, following an investment round, the Company holding in Surf decreased to 7.8% of Surf’s issued and outstanding shares. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment is accounted for based on the cost accounting method (see Note 5).

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

	h.	Investment in other companies:

Investments in public companies with restrictions of less than one year are classified as available-for-sale under FAS 115 (“Readily Determined Sales Price Currently Available on a Security Exchange”), and are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss).

Investment in QMX and NWB presented, commencing December 31, 2007 at the sales price on the applicable Security Exchange, respectively to FAS 115 (See note 1d).

Management evaluates investments in other companies for evidence of other than temporary declines in value. Accordingly, during 2007 and 2006, an impairment loss, due to other than temporary decline, of $5,588 and $39 has been recorded, accordingly and presented in other income (loss), net in the consolidated statements of operations. During 2005, no impairment losses have been identified.

	i.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period of the lease or the life of the assets)
Vehicles	15
Plant	4

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2006 and 2005, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS 142 goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company’s Mobile and RFID operating segments, Summit and Odem which comprise the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2007, 2006 and 2005, no impairment losses have been identified.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Severance pay:

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

Severance expenses for 2007, 2006 and 2005 amounted to $275, $298 and $256, respectively.

n.	Revenue recognition:

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

Most of the Company’s revenues are generates from sale of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company’s products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from maintenance and support are recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately or for new arrangements, based upon the price that management will determine to charge.

o.	Warranty:

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

During 2007 and 2006, the Company’s Provision for warranty was $20 and $73, respectively.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes–An interpretation of FASB Statement No. 109.

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company’s consolidated financial statements.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, South America, North America and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

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

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, were 3,305,333, 1,386,424 and 1,506,803 for the years ended December 31, 2007, 2006 and 2005, respectively.

s.	Accounting for share-based compensation:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the Accounting Standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes for the year ended December 31, 2006 was $370, lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $0.06 and $0.05, respectively, lower than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price on the date of grant of the award.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro-forma table below reflects the Company’s stock based compensation expense, net loss and basic and diluted net loss per share for the year ended December 31, 2005 had the Company applied the fair value recognition provisions of SFAS 123, as follows:

December 31, 2005

Net loss from continuing operations, as reported	$(2,010)
Add: share-based compensation expenses related to employee stock options determined under intrinsic value method included in the reported net loss	62
Deduct: share-based compensation expense related to employee stock options determined under fair value method for all awards	(246)

Pro forma net loss from continuing operations	(2,194)
Pro forma net loss from discontinued operations	(1,595)

Pro forma net loss	$(3,789)

Basic and diluted net loss per share from continuing operations, as reported	$(0.36)

Basic and diluted net loss per share from discontinued operations, as reported	$(0.28)

Basic and diluted net loss per share, as reported	$(0.64)

Basic and diluted net loss per share, including the effect of share-based compensation expense	$(0.67)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes-Merton options pricing model with the following weighted average assumptions:

Year ended December 31,

2005

Risk free interest	4.00%
Dividend yields	0%
Volatility	120%
Average Expected life	3 years

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior year ended December 31, 2005 under SFAS 123 and the stock based compensation expense recognized during the years ended December 31, 2007 and 2006 under SFAS 123(R) are not directly comparable.

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

The fair value for options granted in 2007 and 2006 is estimated on the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2007	2006

Risk free interest	4.62%	4.91%
Dividend yields	0%	0%
Volatility	58%	78%
Expected option term	5.68 years	3.44 years
Forfeiture rate	15%	0%

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2007 and 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $516 and $727 respectively as follows:

	Year ended December 31,

	2007	2006

Selling and marketing	$296	$152
General and administrative	220	575

Total Stock-based compensation expense	$516	$727

During the year ended December 31 2005, the Company recognized general and administrative, stock-based compensation expense in the amount of $112.

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

u.	Impact of recently issued accounting pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. There is no impact of adopting SFAS 159 on its financial position, cash flows, and results of operations of the Company.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. The Company is currently evaluating the impact of adopting the provisions of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations. The Company is currently evaluating the impact of adopting the provisions of SFAS 160.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB No. 110”) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (“SAB No. 107”) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for the company beginning in the first quarter of fiscal year 2008. The Company expects to continue using the simplified method. As a result, the Company does not expect the adoption of SAB No. 110 will have a significant impact on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2006

Government authorities – Income tax advances and V.A.T	$363	$279
Advances to suppliers	405	296
Prepaid expenses	129	201
Other	48	82

	$945	$858

NOTE 4:-	INVENTORIES

Raw materials (including packaging materials and Products in progress)	$260	$120
Finished products	8,061	3,897

	$8,321	$4,017

The inventories are presented net of write-off for technological obsolescence and slow moving items of $358 and $100 as of December 31, 2007 and 2006, respectively.

NOTE 5:-	INVESTMENT IN OTHER COMPANIES

	a.	Investment in Surf Communication Systems Ltd.:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN OTHER COMPANIES (Cont.)

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

In June 2006, as part of the investment round, the Company invested $300 in Surf, following which, the Company holds 7.8% of Surf’s issued and outstanding shares. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment of $722 is accounted for based on the cost accounting method, which resulted in impairment of $39. As of December 31, 2007 the Company holds 6.94% of Surf’s issued and outstanding shares.

Summarized combined financial information of Surf for the years in which the investment was accounted using the equity method was as follows:

Year ended December 31, 2005

Revenues	$2,055

Cost of sales	$660

Operating expenses from continuing operations	$3,694

Net loss	$2,334

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN OTHER COMPANIES (Cont.)

	b.	The Company’s investments in companies comprise of:

	December 31,

	2007	2006

Surf Communication Systems Ltd.	$983	$983

Qualmax Inc. (1)	819	5,619

New World Brands Inc. (1)	692	1,480

	$2,494	$8,082

(1) As of December 31, 2007 the investment in the companies was changed from cost method under APB18 to available for sale under FAS115 and presented in fair value (See Note 1d and Note 2h).

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2007	2006

Cost:
Computers and software	$1,942	$1,697
Office furniture and equipment	562	458
Leasehold improvements and plant	1,313	1,116
Vehicles	60	89

	3,877	3,360

Accumulated depreciation:
Computers and software	1,794	1,569
Office furniture and equipment	431	301
Leasehold improvements and plant	928	906
Vehicles	5	64

	3,158	2,840

Depreciated cost	$719	$520

Depreciation expenses amounted to $123, $171 and $317 for the years ended December 31, 2007, 2006 and 2005, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER INTANGIBLE ASSETS

	December 31,

	2007	2006

Cost:
Backlog	$55	$-
Non-competing rights	40	-
Technology	226	-
Customer list	2,177	2,010

	2,498	2,010

Accumulated amortization:
Backlog	55	-
Non-competing rights	1	-
Technology	178	-
Customer list	586	381

	820	381

Amortized cost	$1,678	$1,629

Amortization expenses amounted to $439, $207 and $143 for the years ended December 31, 2007, 2006 and 2005, respectively.

Estimated amortization expenses for the years ended:

December 31,

2008	246
2009	246
2010	238
2011	227

2012 and thereafter	721

$1,678

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Mobile and RFID	Supply chain solutions	Total

Balance as of January 1, 2006	$-	$952	$952

Acquisition of Summit	-	1,909	1,909

Balance as of December 31, 2007	$-	$2,861	$2,861

NOTE 9:-	SHORT-TERM BANK LOANS

Loan currency	Weighted Interest Rate as of December 31, 2007	December 31,

	%	2007	2006

NIS	6.61	$1,380	$2,931
Euro	6.55	590	-
	$6.55	2,415	-
		4,385	2,931
Add current maturities	7.75	643	18

		$5,028	$2,949

Odem has registered floating charges on its assets and certain fix charges on its assets in connection with the loans.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2007	2006

Government of Israel – royalties and V.A.T	$416	$319
Provision for warranty	20	73
Professional services	342	315
Short term deferred tax	75	60
Other	437	232

	$1,290	$999

NOTE 11:-	LONG-TERM BANK LOANS

	a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted Interest Rate as of December 31, 2007	December 31,

	%	2007	2006

NIS	6.43	$1,479	$18
	$7.75	2,450	-

		3,929	18
Less – current maturities	7.75	643	18

		$3,286	$-

During 2007, the Company complied with the covenants set forth under the long-term loan agreement.

b.	The loans mature in the following years subsequent to the balance sheet dates:

First year (current maturities)	643
2009	3,091
2010	174
2011	13
2012	8

c.	Odem and Summit have registered floating charges on their assets and certain fix charges in connection with the loans.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM CONVERTIBLE NOTE

On June 10, 2004, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), with Laurus Master Fund Ltd. (the “Investor”), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $2,000 principal amount, due June 10, 2007 (the “Note”); and (ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $4.04 per share (the “Warrant”). Under the terms of the agreement, several fees in the amount of $115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing September 2004, in the initial amount of $20 eventually increasing to $74. The Note bears prime interest rate plus 3% which is subject to reduction in certain conditions. The Warrant is exercisable, in whole or in part, until June 10, 2011. Pursuant to its undertaking in the Registration Rights Agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, the Company paid the Investor liquidated damages of $92.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid in Ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the Warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the Warrants in the amount of $99 is presented as a component in shareholders’ equity. Since the effective conversion price was greater than the share price at the commitment date, no beneficial conversion feature exists.

In March 2005, the Investor elected to convert $308 of the Note principal into 100,000 Ordinary shares of the Company. Due to the private placement agreement secured by the Company in June 2005, the conversion price was adjusted to $2.94 per share, and in July 2005, the Investor completed the conversion of the balance of the Note principal, which had not been previously converted or repaid, and the accrued interest into an additional 540,293 Ordinary shares for approximately $1,580.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM CONVERTIBLE NOTE (Cont.)

In September 2005, the Company entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $1,500 principal amount, due September 2008 (the “Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share (the “Warrant”). According to the Second Agreement, several fees in the total amount of $116 were paid to the Investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $15 eventually increasing to $55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006.

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

On August 17, 2006 the Company entered into a Third Securities Purchase Agreement (the “Third Agreement”) with the Investor under which the Company issued to the Investor in a private placement (i) a third Convertible Term Note of a $1,500 principal amount, due August 2009 (the “Note”), and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $4.04 per share (the “Warrant”). The Note is convertible into Ordinary shares at a price of $3.08 per share for the first 500,000 and $4.08 for any additional amount payable thereunder. The principal amount of the Note is repayable in monthly installments, commencing as of December 2006, in the initial amount of $15 eventually increasing to $55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 for the first 24,351 Ordinary shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM CONVERTIBLE NOTE (Cont.)

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

On June 21, 2007, the Company entered into an agreement with the Investor, pursuant to which the Investor converted the entire outstanding principal amount for approximately $2,223 into 878,670 Ordinary Shares of the Company at a conversion price of $2.53. As a result of reducing the conversion price which resulted in the Company recorded expenses upon conversion of $611 in year 2007.

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

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $3,462, in respect of these grants.

b)

The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties including interest of $83 with respect to these grants.

	2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2009. Minimum future rental payments for 2008, 2009, 2010, 2011, 2012, are $163, $140, $55, $48 and $4 respectively.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2009. The maximum breach of contract fees can amount to $74.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2007, 2006 and 2005 amounted to $407, $343 and $408, respectively.

b.

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeks an amount of approximately 3.3 million Euros and additional remedies. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. On September 18, 2007, the French Trade Tribunal rejected the Company’s assertion that jurisdiction is with the Israeli courts, and the Company has appealed this decision. The Company assesses the prospect of the claimant to prevail and recover a significant amount is remote. The Company’s financial statements include a provision in this respect.

In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 (approximately $80). The plaintiff also demands compensation for delay in payment of the said severance pay of NIS 207 (approximately $54). The Company is yet to file its statement of defense. The Company’s financial statements include a provision in this respect.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY

a.	Private placement:

In April 2007, the Company completed a right offering in which it issued 1,739,398 ordinary shares at a share price of $2.5. The gross proceeds amounted to $4.4 million and the issuance costs amounted to $400.

On June 21, 2007 Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $2,223 into 878,670 Ordinary Shares of BOS. (See also Note 12).

On June 26, 2007 the Company entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 Ordinary Shares at a price per share of $2.65. Issuance costs amounted to $36.

On July 1, 2007 the Company issued 5,594 shares of the Company as part of the consideration paid for the purchasing the assets of Cyms Ltd. (See Note 1b).

On October 1, 2007 the Company issued 8,000 shares of the Company as part of the consideration paid for the purchasing of OptimizeIT assets (See Note 1b).

On November 21, 2007 the Company issued 360,000 shares of the Company as part of the consideration paid for the purchasing of Summit shares (See Note 1b).

On December 11, 2007 the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued on December 31, 2007 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to APEX and 6% in 25,007 Ordinary Shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

The Company’s outstanding warrants to shareholders as of December 31, 2007 are as follows:

Range of exercise price	Outstanding and exercisable warrants as of December 31, 2007	Weighted average exercise Price of outstanding warrants	Weighted average remaining contractual life (years)	Weighted average exercise price of warrants exercisable

$2.76	541,814	$2.76	4.00	$2.76
$3.03	572,219	$3.03	0.50	$3.03

	1,114,033	$2.90	2.20	$2.90

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan (the “Plan”), pursuant to which 625,000 Ordinary Shares are reserved for purchase by employees, directors, consultants and service providers of the Company. In June 2005, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the Plan, to 1,000,000. In May 2006, the Company’s shareholders approved an increase of the number of Ordinary Shares reserved for issuance under Plan, to 1,500,000. In August 2007, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the Plan, to 2,600,000. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2007 an aggregate of 869,171 of these options are still available for future grants. Each option granted under the Plans expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

During 1994, 1995, 1999, 2000, 2001, the Company’s Board adopted stock option plans (the “Plans”) pursuant to which 656,250 options for the purchase of the Company’s Ordinary Shares may be granted to officers, directors, consultants and employees of the Company. The Board has resolved that no further grants shall be made from these Plans.

A summary of the Company’s employees and director’s stock option activity and related information for the year ended December 31, 2007, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at January 1, 2007	822,660	$3.36	5.01	$0.69
Changes during the year:
Granted	1,153,100	$2.47
Exercised	(19,999)	$2.39
Forfeited or cancelled	(135,565)	$7.98

Options outstanding at December 31, 2007	1,820,196	$2.47	6.62	$0.15

Vested and expected to vest	1,619,554	$2.47	6.62	$0.15

Exercisable at December 31, 2007	334,665	$2.24	3.87

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 and 2006 was $1.43 and $1.45, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company Ordinary Shares on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

Total aggregate intrinsic value of options exercised for the year ended December 31, 2007 and 2006 was $0.70 and $0.00 respectively. The aggregated intrinsic value of options outstanding for the year ended December 31, 2007 and 2006 was $0.15 and $0.69, respectively. As of December 31, 2007 there was $1,560 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 23 months.

As of December 31, 2007 there was $1,560 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Company’s Plans. That cost is expected to be recognized over a weighted-average period of 23 months.

Cash received from exercise of options for the years ended December 31, 2007, 2006 and 2005 were approximately $46, $135 and $50 respectively.

As part of the disposition of the communication segment and the PrintBOS product line, the Company extended the options contractual life of employees who became the buyers’ employees. As a result, the Company recorded an expense of $104 in 2005 which was offset from the capital gain derived from the sale of this segment and product line in 2005.

The options granted to employees outstanding as of December 31, 2007 have been separated into ranges of exercise prices, as follows:

exercise price	Options outstanding as of December 31, 2007	remaining contractual life (years)	Options exercisable as of December 31, 2007	Weighted average remaining contractual life (years)

$0	73,000	6.88	73,000	6.88
$1.84	30,000	0.67	30,000	0.67
$2.00	10,462	1.62	10,462	1.62
$2.28	7,500	2.50	5,000	2.50
$2.39	400,000	6.75	-	-
$2.48	7,500	2.87	5,000	2.87
$2.52	700,600	9.16	-	-
$2.57	22,500	4.61	-	-
$2.58	67,261	5.84	16,816	5.84
$2.63	7,500	3.14	2,500	3.14
$2.68	420,976	3.38	140,324	2.38
$2.70	15,000	3.39	5,000	3.39
$3.00	48,000	7.15	36,666	7.08
$6.80	8,197	0.87	8,197	0.87
$18.00	450	1.86	450	1.86
$28.00	1,250	2.4	1,250	2.4

	1,820,196	6.62	334,665	3.87

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes options pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively. No warrants were granted to service provider during year 2007.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2007, 2006 and 2005 were $43, $116 and $348, respectively.

The Company’s outstanding warrants to service providers as of December 31, 2007 are as follows:

Range of exercise price	Outstanding and exercisable warrants as of December 31, 2007	Warrants outstanding Weighted average exercise price	Weighted average exercise price of warrants exercisable	Weighted average remaining contractual life (years)

$2.3	10,000	$2.3	$2.3	3.00
$3.08	10,000	$3.08	$3.08	1.00
$4.00	75,000	$4.00	$4.00	1.00
$4.04	227,403	$4.04	$4.04	4.10
$5.30	48,701	$5.30	$5.3	5.63

	371,104	$4.12	$4.12	3.56

NOTE 15:-	TAXES ON INCOME

a.	Reduction in corporate tax rate:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

c.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2007, in the amount of approximately $36,132. These losses may be carryforward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2007, the U.S. subsidiaries had U.S. Federal and State net operating loss carryforward of approximately $8,100, which can be carried forward and offset against taxable income. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2007	2006

Assets in respect of:

Property, plant and equipment	$21	$3
Allowances and provisions	517	296
Net operating loss carryforward	11,445	10,674

	11,983	10,973
Liabilities in respect of intangible assets	(441)	(422)

Net deferred tax assets before valuation allowance	11,542	10,551
Valuation allowance (1)	(11,922)	(10,936)

Net deferred tax liability	$(380)	$(385)

(1)

The Company has provided valuation allowances for BOS and all its subsidiaries except for Odem, in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to their history of operating losses and current uncertainty concerning their ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

	December 31,

	2007	2006

Presented in balance sheet:

Current assets	$19	$14
Long-term assets	42	23
Current liabilities	(75)	(60)
Long-term liabilities	(366)	(362)

Net deferred tax liability	$(380)	$(385)

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,

	2007	2006	2005

Current	$80	$17	$259
Prior years	47	-	-
Deferred	(118)	(106)	(55)

	$9	$(89)	$204

Domestic	$16	$(106)	$74
Foreign	(7)	17	130

	$9	$(89)	$204

f.	Effective tax

Income (loss) before taxes on income from operating activities related to continuing operations	$(8,624)	$(1,682)	$167

Statutory tax rate	29%	31%	34%

Provision at statutory tax rate	(2,501)	(521)	57
Non-deductible expenses	290	21	219
Deferred taxes on losses reserves and allowances for which a valuation allowance was provided	2,220	411	(72)

Taxes on income (tax benefit)	$9	$(89)	$204

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

g.	Tax assessments:

BOS and BOScom have final assessments through 2002. Odem has final assessment through 2004.

k.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The impact of adopting FIN 48 was insignificant impact on the Company’s consolidated financial statements.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s condensed consolidated statements of operations.

The Company and its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states in the U.S. and Israel jurisdiction. BOS, BOScom and Quasar may be subject to examination by the Israel tax authorities for fiscal years 2002 through 2007. Odem may be subjected to examination by the Israel tax authorities for fiscal years 2004 through 2007. Link USA (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) for fiscal years 1998 through 2007 can be carried forward and offset against taxable income for 15 to 20 years.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

	a.	Financial income (expenses), net:

	Year ended December 31,

	2007	2006	2005

Financial income:
Interest on bank deposits and marketable securities	$122	$73	$57
Other (mainly foreign currency translation income)	-	65	-

	122	138	57

Financial expenses:
In respect of long-term bank loans and convertible note	(585)	(694)	(427)
Other (mainly foreign currency translation losses)	(6)	(70)	(78)

	(611)	(764)	(505)

	$(469)	$(626)	$(448)

b.	Earnings (loss) per share:

	1.	Numerator:

Numerator for basic and diluted net earnings (loss) per share:
Loss from continuing operations	$(8,633)	$(1,593)	$(2,010)
Income (loss) from discontinued operations	237	1,685	(1,595)

Net earnings (loss) available to Ordinary shareholders	$(8,396)	$92	$(3,605)

2.	Denominator (in thousands):

Basic weighted average Ordinary shares outstanding (in thousands)	8,651	6,675	5,616

Diluted weighted average Ordinary Shares outstanding (in thousands)	11,783	6,793	5,616

Basic and diluted net loss per share from continuing operations	$(1.00)	$(0.24)	$(0.36)

Basic and diluted net earnings (loss) per share from discontinued operations	$0.02	$0.25	$(0.28)

Basic and diluted net earnings (loss) per share	$(0.97)	$0.01	$(0.64)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2006 and subsequent to the disposal of the communication segment in 2006, the Company managed its business with two reportable segments, consisting of the Software Solutions segment and the Supply Chain Solutions segment. Commencing 2007 and subsequent to the acquisition of Summit, the Company manages its business with two reportable segments, consisting of the Mobile and RFID Solutions segment and Supply Chain Solutions segment. Amounts for fiscal years 2006 and 2005 have been recast to conform to the current management view.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

	a.	Revenues, gross profit and operating income (loss) for the operating segments for the years 2007, 2006 and 2005 were as follow:

	Mobile and RFID	Supply Chain Solutions	Not allocated	Consolidated

2007

Revenues	$2,673	$21,101	$-	$23,774

Gross profit	$1,436	$3,239	$-	$4,675

Operating profit (loss)	$(108)	$(108)	$(1,706)	$(1,922)

Assets related to segment	$1,205	$27,002	$2,925	$31,132

2006

Revenues	$2,344	$18,573	$-	$20,917

Gross profit	$1,401	$3,316	$-	$4,717

Operating loss	$126	$641	$(1,823)	$(1,056)

Assets related to segment	$243	$13,700	$10,586	$24,529

2005

Revenues	$3,993	$20,186	$(80)	$24,099

Gross profit	$2,442	$3,803	$-	$6,245

Operating income (loss)	$607	$1,167	$(1,514)	$260

Assets related to segment	$391	$11,535	$10,720	$22,646

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2007, 2006 and 2005 based on the location of customers:

	Year ended December 31,

	2007		2006		2005

	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)

America	$5,420	$2,225	$2,848	$-	$3,439	$-
Far East	964	-	2,019	-	6,083	-
Europe	1,511	-	1,173	-	1,171	-
Israel and others	15,879	3,033	14,877	3,101	13,406	3,455

	$23,774	$5,258	$20,917	$3,101	$24,099	$3,455

Total revenues are attributed to geographical areas based on the location of customers in accordance with Statement of Financial Accounting 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

	*)	Long-lived assets comprise goodwill, intangible assets, property, plant and equipment.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,

	2007	2006	2005

Customer A	4%	7%	11%

Customer B	21%	24%	16%

Major customer’s trade receivable balances as of December 31, 2007 and 2006 are $1,417 and $2,388, respectively.

NOTE 18:-	RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company’s audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company’s Board, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co are:

	Payments in Year ended December 31, 2007		Accrued liability as of December 31, 2007

Business development	$70		$50
Success fee in respect of issuance of convertible loan	120		-
Success fee in respect of issuance of investment in Summit	28	*	143

Total	$218		$193

*	Payment by 12,600 shares of the Company at a price of $2.28 per share (reflecting the Company share price at the grant date).

	Payments in Year ended December 31, 2006	Accrued liability as of December 31, 2006

Business development	$120	$11
Success fee in respect of issuance of convertible loan	75	2
	$195	$13

On May 18, 2006 the shareholders approved a grant to Mr. Edouard Cukierman of 21,666 Ordinary Shares (for no consideration), and 233,876 options to purchase Ordinary Shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options’ exercise price was equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

On November 7, 2007 the shareholders approved the Agreement with Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman shall be granted options (the “Options”) to purchase up to 100,000 Ordinary Shares of the Company per each calendar year of service as the Company’s Chairman of the Board of Directors (the “Service”) in the years 2007-2010 (pro-rated for any part of the Calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $2.385 which was equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Cukierman such number of Options amounting, together with Options previously granted, to 400,000 Options, and such additional options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

On December 11, 2007 the Company entered into a Share Purchase Agreement under which the Company issued on December 31, 2007 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance.

The investors are Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”). The Company paid 3% placement fees in cash to Apex and 6% in ordinary shares to Catalyst.

The payments the Company paid and accrued according to the Share Purchase Agreement are:

	Payments in Year ended December 31, 2007	Accrued liability as of December 31, 2007

Catalyst	$50	$-
APEX	-	48

*	Payment by 26,000 shares of the Company at a price of $1.90 per share (reflecting the Company share price at the grant date).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	SUBSEQUENT EVENT (UNAUDITED)

In January 2008, BOScom changed its name to Dimex Solutions Ltd. On January 14, 2008, Dimex Solutions incorporated a fully owned subsidiary named Dimex Hagalil Projects (2008) Ltd.

In March 2008, Dimex Solutions Ltd. purchased the assets and activities of Dimex Systems Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased assets and activities of Dimex Hagalil Ltd., subsidiary of Dimex Systems Ltd. (together called “Dimex”). Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology. The consideration for acquiring the business operation of Dimex was NIS 17.6 million (approximately $4,800) and for the inventory, accounts receivable and fixed assets, the consideration was NIS 27 million (approximately $7,400).

The consideration is comprised of cash, payable over a 24-month period and 500,224 BOS Ordinary Shares (equal to approximately 4.4% of then outstanding shares of BOS). Part of the acquisition will be financed by bank debt.

The acquisition is treated using the purchase method of accounting in accordance with SFAS 141, “Business Combinations”.

On February 18, 2008 NWB and Qualmax, entered into an agreement and plan of merger, pursuant to which Qualmax will be merged with and into the NWB. Upon completion of the merger, which is subject to certain conditions, BOS holdings in Qualmax will be converted into holdings in NWB.