Form 20-F
period 2008-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2009-07-01
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,027,514 ordinary shares, nominal value NIS 4.00 per share, as of December 31, 2008 and 13,027,514 ordinary shares, nominal value NIS 4.00 per share, as of May 31, 2009.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)*.

Yes ☐ No ☒

*The registrant has not yet been phased into the interactive data requirements.

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

Yes ☐ No ☒

ii

iii

PART I

Item 1:	Identity of Directors, Senior Management and Advisors

Not required.

Item 2:	Offer Statistics and Expected Timetable

Not required.

Item 3:	Key Information Regarding BOS

Unless the context in which such terms are used would require a different meaning, all references to "BOS", "we", "our" or the "Company" refer to B.O.S. Better Online Solutions Ltd. and its subsidiaries.

3A.	Selected Consolidated Financial Data

The consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2008, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2008 and 2007, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The consolidated statement of operations data set forth below with respect to the years ended December 31, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements of BOS - Supply Chain Solutions (Lynk) Inc. (formerly, Lynk, USA Inc.) and its subsidiaries for the years ended December 31, 2008 and 2007 were audited by Arik Eshel, CPA & Assoc., PC an independent registered public accounting firm. The selected consolidated financial data presented below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Notes to the Financial Statements included in this Form 20-F.

The Company has accounted for discontinued operations, in accordance with EITF 03-13 "Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations". As such, the results of discontinued operations, including revenues, cost of revenues, operating expenses, and other income and expenses, related to the prior periods of the discontinued operation have been reclassified in the accompanying statements of operations (see Note 1c to the Consolidated Financial Statements for the year ended December 31, 2008).

On May 29, 2003, the Company effected a one-for-four reverse stock split. All share and per share numbers herein reflect adjustments resulting from this reverse stock split.

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2004	2005	2006	2007	2008

Revenues	6,919	24,099	20,917	23,774	50,849
Cost of revenues	3,659	17,854	16,200	19,099	40,850

Gross profit	3,260	6,245	4,717	4,675	9,999
Operating expenses:
Research and development, net	669	893	486	636	844
In process Research and development	-	-	-	170	-
Sales and marketing	1,015	2,425	2,019	3,811	9,712
General and administrative	1,271	2,667	3,268	1,980	2,029
Impairment of goodwill	-	-	-	-	1,873

Total operating expenses	2,955	5,985	5,773	6,597	14,458

Operating income (loss):	305	260	(1,056)	(1,922)	(4,459)
Financial income (expense), net	(158)	(448)	(626)	(469)	(636)
Other income (expenses), net	-	355	-	(6,233)	(1,448)

Income (loss) before tax on income	147	167	(1,682)	(8,624)	(6,543)
Tax benefit (taxes on income)	(20)	(204)	89	(9)	403

Equity in losses of an affiliated company	(308)	(1,750)	-	-	-
Minority interest in earnings of a
subsidiary	(17)	(223)	-	-	-

Loss from continuing operations	(198)	(2,010)	(1,593)	(8,633)	(6,140)
Net income (loss) related to discontinued
operations	(1,855)	(1,595)	1,685	237	(260)

Net income (loss)	(2,053)	(3,605)	92	(8,396)	(6,400)

Basic and diluted net loss per share
from continuing operations	$(0.04)	$(0.36)	$(0.24)	$(1.00)	$(0.51)

Basic and diluted net income (loss)
per share from discontinued operations	$0.40	$(0.28)	$0.25	$0.02	$(0.02)

Basic and diluted net income (loss) per share	$(0.44)	$(0.64)	$0.01	$(0.97)	$(0.53)

Weighted average number of shares used in
computing basic net earning (loss) per share	4,631	5,616	6,675	8,651	11,979

Weighted average number of shares used in
computing diluted net earning (loss) per share	4,631	5,616	6,793	11,783	11,979

	As of December 31,
Consolidated Balance Sheet Data:	2004	2005	2006	2007	2008

Cash and Cash Equivalents	2,304	2,232	2,033	4,271	1,637

Working Capital (*)	5,195	4,162	3,046	10,407	4,915

Total Assets	22,485	22,646	24,529	31,132	37,345

Short-term banks loan
and current maturities
of long-term bank loans
and convertible note	1,997	2,625	4,088	5,028	10,299

Long-term liabilities	3,380	2,517	2,686	4,450	4,564

Minority interest in a
subsidiary	809	-	-	-	-

Share Capital	4,823	6,432	6,571	10,628	13,159

Additional paid in Capital	44,426	47,588	48,330	54,758	55,830

Shareholders' equity	10,048	11,266	12,349	14,438	11,244

(*)Working capital
comprises of:

Current assets	12,581	12,233	12,540	22,651	26,452

Less: current liabilities	7,386	8,071	9,494	12,244	21,537

	5,195	4,162	3,046	10,407	4,915

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of proceeds

Not applicable

3D.	Risk Factors

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

Risks relating to our financial results and capital structure:

The global economic slowdown has and may continue to have an adverse impact on our financial results.

        We, like other companies, have been and are subject to the effects of market slowdowns. If general economic conditions fail to improve, or if they continue to deteriorate, our revenues, operating results and financial condition would be adversely affected. Our revenues for the first quarter of 2009 decreased by 21.7% to $9 million from $11.5 million in the fourth quarter of 2008, which reflects the impact of the economic slowdown on our business. The sharpest decrease in revenues was in our subsidiary, BOS – Supply Chain Solutions (Summit), Inc. (formerly known as Summit Radio Corp.) (“Summit”), whose revenues decreased from $3.7 million in the fourth quarter of year 2008 to $2.7 million in the first quarter of year 2009, a 27% decrease.

        Our intangible assets as of December 31, 2008 amounted to $7.8 million. Following the economic slowdown we recorded a goodwill impairment charge of $1.9 million in 2008 related to our Supply Chain Solutions segment. If general economic conditions fail to improve, we may be required to record additional impairment charges.

        Our customers’ debt is derived from sales to customers located primarily in Israel, South America, North America and Europe. We do not have any collateral or credit insurance in respect of the customers debt. The balance of allowance for bad debt as of December 31, 2008 amounted to $65,000, which was determined by the management to be sufficient. If general economic conditions fail to improve, we may be required to record additional and significant allowances for bad debts.

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

        As of March 31, 2009, we had an accumulated deficit of $58 million. In 2008 we had a net loss of $6.4 million and in the first quarter of 2009 we had net loss of $0.7 million. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

—	successful integration of Summit which was acquired in November 2007 and of the assets of Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd. (collectively “Dimex Systems”), which were purchased in March 2008;

—	servicing the debt we have incurred for the financing of our acquisitions;

—	financing working capital needs by debt or equity;

—	continuing growth in the Aerospace industry and continued demand for our existing products;

—	developing and selling new RFID and Mobile Solutions products to meet customer needs;

—	controlling costs and successfully implementing our business strategy; and

—	manufacture and delivery of products in a timely manner.

        There can be no assurance that we will be able to meet our challenges and experience any growth in sales or achieve profitability in the future or that the levels of historic sales or profitability experienced during previous years will continue in the future or that our net losses will not increase in the future.

We may be unable to maintain our gross profit margins.

        Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales and enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, the gross profit margin of our Supply Chain Segment, whose sales accounted for 76% of our total sales in 2008 and 89% in 2007, tends to fluctuate mainly due to variety and mix of products of the Supply Chain Solutions Segment. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We require a significant amount of cash to satisfy our debt obligations. If we fail to generate sufficient cash flow from operations, we may need to renegotiate or refinance our debt, obtain additional financing, postpone capital expenditures or sell assets. If we are forced to repay our short and long term bank loans in cash, we may not have enough cash to fund our operations.

        As of March 31, 2009 we had $10.3 million of short term bank loans drawn under a revolving credit facility, $661,000 current maturities of long term loans and $2.9 million of long terms loans. We depend mainly on our cash generated by continuing operating activities to make payments on our debt. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. (See “Section 5B. Liquidity and Capital Resources”)

        Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers’ demand for our products, and pressure from existing and new competitors. Also, because part of our loans bear interest at floating rates, we are susceptible to an increase in interest rates. (See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”)

        If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets.

        If our lenders decline to renegotiate the terms of our debt in these circumstances, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable.

        In addition, our short and long term bank loans contain certain provisions, restrictions and financial covenants, which if violated, could result in the full principal amounts together with interest and other amounts becoming immediately due and payable in cash. One of the restrictions is on the transfer of funds between our Israeli and U.S. subsidiaries.

        If we do not have the cash resources to repay our indebtedness in such circumstances, our lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. (See “Section 5B. Liquidity and Capital Resources”)

We depend on two banks which provide our short and long term loans.

        The Company manages its loans in two banks: (i) Bank Leumi Le Israel Ltd. (“Bank Leumi”) which provides credit to the Company and its Israeli subsidiaries and (ii) JPMorgan Chase Bank (“JPMorgan Chase”) which provides credit to Summit. In case of adverse changes in the financial position of either of these banks or deterioration in the relations of the Company with either of these banks, our liquidity could be materially adversely affected.

Our assets are subject to security interests in favor of our lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

        The repayment of our bank debt is secured by a first priority floating charge on all of our company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of Dimex Solutions Ltd. (previously named BOScom Ltd.) (“ Dimex Solutions”), Summit and Odem Electronic Technologies 1992 Ltd. ("Odem"). In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of our lenders.

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

        Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder’s equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to our shareholders and us. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. (See “Section 5B. Liquidity and Capital Resources”)

The value of our holdings in affiliated companies may decline and adversely affect our financial results.

        As of March 31, 2009 the Company held 6.1% of the outstanding shares of Surf Communication Systems Ltd. (“Surf”) and 14.92% of New World Brands Inc. (“New World Brands”). During 2008 and the first quarter of 2009, an impairment in the amount of $1.5 million and $193,000 were recorded in respect of these shareholdings, respectively. The book value of these investments as of March 31, 2009 amounted to $689,112. We may record additional impairment in case of further deterioration in the business of these entities.

        In August 2008, we reached an agreement for the sale to New World Brands of up to thirty-five (35) million shares of New World Brands common stock. During 2008, we sold to New World Brands a total of 6.6 million shares of New World Brands common stock. This agreement has expired.

Risks related to our business:

We depend on key personnel for the success of our business.

        Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry. In order to succeed we would need to be able to:

—	retain the executive officers and key technical personnel who have been involved in the development of our two divisions;

—	attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

—	attract and retain highly skilled computer operating, marketing and financial personnel.

        We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We have recently substantially decreased the number of our employees and due to the reduced staff we may be unable to meet our revenue objectives.

        Starting from the end of 2008 and through May 2009, our workforce was reduced from 154 employees to 125 employees, a reduction of 29 employees, of which 13 were from Summit. This decrease was related to the economic slow down, which affected our revenues. With the decreased staff, we may be unable to meet our revenue targets. If we need to further reduce the number of employees, our ability to grow, and achieve our business and operation goals may be hindered.

Integration of our acquisitions requires significant financial and management resources and there is no assurance that the acquisitions may prove successful.

        Over the past years we have pursued the acquisition of businesses, products and technologies and have completed two major acquisitions, of the U.S. based Summit, in November 2007, and of the assets of Dimex Systems, in March 2008.

        Our growth increases the complexity of our operations, places significant demands on our management and our operational, financial and marketing resources and involves a number of challenges, including:

—	managing geographically dispersed operations;

—	retaining and motivating key personnel of the acquired businesses;

—	assimilating different corporate cultures;

—	preserving the business relationships with existing key customers and suppliers;

—	maintaining uniform standards, controls, procedures and policies; and

—	introducing joint products and service offerings.

        There can be no assurance that we will be able to successfully integrate and manage our acquisitions in order to maintain and grow the combined business and maximize the potential synergies.

        Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

Our corporate rebranding initiative may not be successful.

        In February 2009, in order to strengthen the BOS brand-name and as part of our group integration process, we decided to implement name changes of our wholly owned subsidiaries. Recently, Lynk USA, Inc., has changed its name to BOS – Supply Chain Solutions (Lynk) Inc. (“Lynk”) and Summit Radio Corp. has changed its name to BOS – Supply Chain Solutions (Summit), Inc. The following subsidiaries are in the process of the name change as follows:

Previous Name	New Name

Dimex Solutions Ltd.	BOS - Dimex Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS - Odem Ltd.

        There is no assurance that the renaming and rebranding may prove to be successful to the Company’s business. In addition, the renaming and rebranding may cause interruption in business with customers or suppliers in the short term.

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

A significant part of the revenues of our supply chain business are from two major customers Israel Aircraft Industries (“IAI”) and a strategic Latin American customer (the “Strategic Customer”).

        Our business relationship with IAI and the Strategic Customer accounted for 11% and 13% of our year 2008 revenues, and accounted for 13% and 12% of our first quarter of 2009 revenues respectively. An interruption in our business relationship with either of these customers would result in a significant reduction in our revenues, backlog and in a write-off of inventory, and would have a material adverse effect on our business and results of operations. Our long term sales agreement with IAI will end by December 2010. In July 2008, we signed a contract for the sale of components to the Strategic Customer. The contract provides for a framework for orders during an initial five-year term (until 2012). The contract may be extended for additional five-year terms. Pursuant to the contracts with IAI and the Strategic Customer, we committed to a fixed components sale price through the respective contract periods. Each of our agreements with IAI and the Strategic Customer subjects us to the following risks:

—	Significant appreciation in the cost price of electronic components may materially adversely impact our financial results.

        Our sales agreements with IAI and the Strategic Customer provide for the supply of electronic components at a fixed sales price. Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results.

—	The relationship with IAI and the Strategic Customer requires us to hold a large inventory, in order to meet short lead time and delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory, which would materially adversely affect our results of operations.

        Under the agreements with IAI and the Strategic Customer, we are obligated to hold inventory of products necessary for three months of production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to hold in inventory, we may incur difficulties in working capital, write-offs and write-downs as a result of slow-moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write-offs and write-downs and difficulties in working capital could adversely affect our operating results and financial condition.

—	If we are unable to provide certain requested components, the entire order which includes these components may be cancelled.

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

The continued growth of our RFID and Mobile Solutions segment depends on our ability to expand sales abroad.

        In 2008, our RFID and Mobile Solutions revenues that were generated from sales outside of Israel amounted to $2.4 million or 19.4% of the entire RFID and Mobile Solutions revenues. Continued growth of this segment depends on our ability to further increase our sales abroad. There can be no assurance that we will be able to maintain and increase our revenues from these markets.

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

        The Company’s subsidiary, Summit, engages in a number of business activities governed by the Federal Acquisition Regulations (FAR), the Defense Federal Acquisition Regulations (DFAR) and the export control provisions of the International Traffic In Arms Regulations (ITAR) of the Department of State. The FAR and DFAR regulate business with the U.S. Department of Defense as well as other U.S. Government agencies regardless of whether a company serves in the role of a prime contractor (in direct privity of contract with the governmental agency) or as a subcontractor to a prime contractor, regardless of how many tiers down the contracting chain. Violation of the FAR or DFAR can result in civil and criminal fines and other penalties, including suspension or debarment from the ability to do business with any agency of the Federal Government, whether directly or indirectly. Much of the Summit’s business, regardless of whether with the Federal Government, involves compliance with the ITAR, the export control regulations for the export of defense articles, technology or defense services. ITAR violations are, in effect, a violation of the Arms Export Control Act. Fines and penalties can be civil or criminal. Civil fines are $250,000 per violation or twice the value of the transaction. Criminal violations include fines of $1,000,000 per violation both for individuals and entities. Violation of the ITAR can also lead to loss of export privileges for up to four years.

We have terminated our business relationship with the US distributor of our BOSâNOVA Suite Solution (one of the products of RFID and Mobile Solutions segment). Consequently, we may experience an interruption or decrease in sales, which may have a material adverse effect on our business.

        We have been marketing our BOSâNOVA Suite Solutions in the United States through one key distributor. In 2008 and 2007 our sales through this distributor accounted for 2% and 4% of our total sales, respectively, and for approximately 7% and 18% of our gross profit, respectively. In April 2009 we terminated our business relationship with this distributor and intend to market and support the BOSâNOVA Suite Solutions in the US directly, through our New Jersey operation. We cannot assure that the transition will be successful and we may experience a reduction in our gross profit, which could have a material adverse effect on our business. In addition, the former distributor has recently commenced a lawsuit against Dimex Solutions seeking unspecified damages as a result of Dimex Solution’s alleged failure to provide the required level of technical support under the distribution agreement. The Company intends to contest this lawsuit vigorously.

We are required to make additional payments towards the acquisition of the assets of Dimex Systems.

        Pursuant to the Dimex Systems Asset Purchase Agreement we are required to pay to the sellers an additional amount of approximately NIS 10 million (approximately $2.57 million, based on a 3.8887 New Israeli Shekel (“NIS”) to U.S. dollar currency exchange rate as of June 1, 2009), in three installments. The first installment of NIS 3.5 million was made in March 2009 and the remaining amount was payable during the year 2010.

        In March 2009, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement that revises the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through March 2010. The amendment provides for a NIS 3.5 million payment in March 2009, NIS 4 million will be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million shall be paid in two equal installments in March and April 2010. The amendment further provides, that if the Company raises funds by way of a debt offering meeting certain conditions, the last payment of approximately NIS 2.5 million shall be converted into the same type of convertible debentures issued in the framework of such offering.

        If we are unable to make these payments, we will be in breach of contract and our financial position, and results of operation could be adversely affected.

We rely on certain key suppliers.

        Most of our sales rely on products of certain key suppliers, which we represent. 20% of our first quarter of 2009 Supply Chain Solutions segment purchases were sourced from five key suppliers and 75% of our first quarter of 2009 Mobile and RFID Solutions segment purchases were sourced from five key suppliers.

        In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with these suppliers, we may experience an interruption in delivery until an alternative source of supply can be obtained.

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

        Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses levels are relatively fixed, or require some time for adjustment. As a result, revenue levels below our expectations will adversely affect our results of operations. In the fourth quarter of 2008 we faced a significant reduction in revenues which declined to $11.5 million from $13.4 million in the third quarter of 2008. In the first quarter of 2009 we faced an additional reduction in revenues, which declined to $9.0 million.

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the U.S. dollar. Similarly, the U.S. dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the U.S. dollar.

        A substantial amount of our revenues is denominated in U.S. dollars or is U.S. dollar-linked, but we incur a significant portion of our expenses, principally salaries and related personnel expenses in Israel and rent for our facilities in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

        Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2006, 2007 and 2008, the inflation adjusted NIS appreciated against the U.S. dollar, which raised the U.S. dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

(see "Section 5A. Results of Operation - Impact of Inflation and Currency Fluctuations")

We may be unable to maintain and continue developing marketing and distribution arrangements and expand our reach into overseas markets.

        Sales outside Israel accounted for 42% of our total sales in 2008 and for 33% in 2007. If we are not able to maintain our existing distribution channels and expand to new international markets, our operating results may be materially adversely affected.

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

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

        We have sold and intend to continue to sell our products in North and South America, Europe, China and Asia Pacific.

        A number of risks are inherent in engaging in international transactions, including:

—	possible problems in collecting receivables;

—	imposition of governmental controls, or export license requirements;

—	political and economic instability in foreign countries;

—	trade restrictions or changes in tariffs being imposed; and

—	laws and legal issues concerning foreign countries.

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

        The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law 1999 – 5759 (the “Israeli Companies Law”)), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company. Such indemnification may materially adversely affect our financial condition.

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

        Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have grave tax consequences for U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to U.S. shareholders if we are subsequently determined to be a PFIC. You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of the ordinary shares under your own particular factual circumstances.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

        The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2008 through May 31, 2009, the daily closing price of our ordinary shares in NASDAQ has ranged from $0.22 to $2.05 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

—	adverse world economic and capital market conditions;

—	actual or anticipated variations in our quarterly operating results;

—	increase in our bank debts;

—	the acquisition of Summit and of the assets of Dimex Systems;

—	additions or departures of key personnel;

—	changes in our target markets, especially in the aviation industry; and

—	sales of securities in private placements.

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

        The Company’s share has recently traded at a price below the NASDAQ’s minimum bid price of $1.00 and its market value of publicly held shares is below the minimum required of $5 million. NASDAQ has suspended these continued listing requirements through July 20, 2009. There can be no assurance that we will be able to meet and continue to meet these or other NASDAQ requirements to maintain our NASDAQ Global Market listing, in which case we will seek to transfer the listing of our ordinary shares to the Over the Counter Bulletin Board, of which there can be no assurance.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

        We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities. Political, economic, security and military conditions in Israel directly influence us. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. In addition, the future of the “peace process” with the Palestinians is uncertain and has deteriorated due to Palestinian violence, with the threat of a large-scale attack by Palestinians on Israeli civilians and key infrastructure remaining a constant concern. The past few years of renewed terrorist attacks by the Palestinians has severely affected the Israeli economy in many ways. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. In July 2006, Israel became involved in a major military conflict with the Hizbullah organization in Lebanon, which subjected the north of Israel to missile attacks. In December 2008, Israel was involved in a military conflict with Hamas, which subjected the South of Israel to missile attacks. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by restrictive laws or policies directed towards Israel or Israeli businesses.

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

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices and engineering, development, testing, shipping and service operations are located in Israel and the United States.

Our telephone number is 972-3-954-1000 and our website address is www.boscorporate.com. Our subsidiaries’ websites are: Odem – www.odem.co.il; Odem also maintains a website showcasing our services in the field of RFID – www.yourfid.com; Dimex Solutions – www.dimex.co.il and Summit – www.summitradio.com. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two segments:

—	Supply Chain Solutions – conducted through two wholly owned subsidiaries: Odem and Summit. Our Supply Chain Solutions business offers a wide range of electronic components to customers in the aviation and aerospace industry that prefer consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

—	Mobile and RFID Solutions – conducted through our wholly owned subsidiary, Dimex Solutions. Our Mobile and RFID Solutions offerings form a comprehensive turn-key solution, combining mobile infrastructure of manufacturers that we represent, middleware software and a software application.

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

In March 2009, the Company sold the OptimizeIT product and related intellectual property for a consideration of $70,000 plus contingent consideration based on future revenues of up to $1,500,000.

On November 21, 2007 the Company purchased all of the outstanding share capital of Summit, from Summit’s existing shareholders. In consideration for Summit’s shares the Company issued 360,000 of the Company’s shares (subject to “lock-up” periods of up to 2 years) and (ii) paid a cash amount of $4,472,000. In addition, Summit’s selling shareholders are entitled to receive contingent consideration of up to $500,000, based on performance in the years 2008 and 2009. As of December 31, 2008, the Company accrued $60,000 on account of contingent consideration for the year 2008.

In March 2008, Dimex Solutions and its subsidiary Dimex Hagalil Projects (2008) Ltd. (“Dimex Hagalil”), purchased the assets and activities of Dimex Systems, which was an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration for acquiring the business operation of Dimex Systems was NIS 17.6 million (approximately $4,530,000 based on the June 1, 2009 exchange rate) and for the inventory, accounts receivable and fixed assets, the consideration was NIS 27 million (approximately $6,950,000 based on the June 1, 2009 exchange rate). The consideration was comprised of cash, payable over a 24-month period and of 500,224 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS). In March 2009, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement that revises the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through March 2010. The amendment provides for a NIS 3.5 million payment in March 2009, NIS 4 million will be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million shall be paid in two equal installments in March and April 2010. The amendment further provides, that if the Company raises funds by way of a debt offering meeting certain conditions, the last payment of approximately NIS 2.5 million shall be converted into the same type of convertible debentures issued in the framework of such offering.

In addition, we have an interest in two companies:

(a) Surf, in which as of March 31, 2009 we held 6.1% of the issued and outstanding share capital. Established in 1996, Surf is an Israeli privately held company. Surf develops a suite of hardware and software products that drives a wide variety of applications whose common goal is high-capacity distribution of voice and video. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf, and converted a convertible loan in the amount of $1,042,000 into Preferred Shares in Surf. In March 2003, the Company purchased from Catalyst Investments L.P. (“Catalyst Investments”) most of the Surf shares held by Catalyst Investments as a result of which Catalyst Investments held 16.6% of the outstanding Company shares, after the issuance. In September 2005, the Company invested $300,000 in Surf as part of a private placement.

(b) New World Brands, in which as of March 31, 2009 we held 14.92% of the issued and outstanding share capital. On December 31, 2005, we sold our Communications related property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned subsidiary of Qualmax. The consideration paid to the BOS in the transaction was approximately 3.2 million Qualmax shares of common stock, plus contingent consideration based on the performance of IP Gear. On June 8, 2006, Qualmax issued to BOS, on account of the abovementioned commitment, an additional 250,000 Shares.

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

Following the consummation of a merger of Qualmax with and into New World Brands in January 2009, our holdings in Qualmax were converted into shares of New World Brands.

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

In December 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst Fund”) and three subsidiaries of D.S. Apex Holdings Ltd. (“D.S. Apex”), under which the Company issued 833,560 ordinary shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at an exercise price of $2.76, exercisable for four years from their date of issuance. In June 2008, the Company entered into a Finder Letter Agreement with T.F.E. Holdings Ltd. under which the Company issued 110,000 ordinary shares. These shares were issued as fees for services rendered to the Company in connection with the acquisition of the assets of Dimex Systems.

In July 2008, the Company entered into a Share Purchase Agreement with three non-U.S. investors, under which the Company issued 740,740 ordinary shares at a price per share of $1.35 (reflecting an aggregate investment of $1 million) and 370,370 ordinary shares issuable upon the exercise of warrants, at an exercise price $1.60 per ordinary share, exercisable for 2 years from their date of issuance. In August 2008, the Company entered into a Share Purchase Agreement with a non-U.S. investor, under which the Company issued 816,327 ordinary shares at a price per share of $1.225 (reflecting an aggregate investment of $1 million) and 408,164 ordinary shares issuable upon the exercise of warrants at an exercise price $1.475 per ordinary share, exercisable for 2 years from their date of issuance.

For more details on the aforementioned private placements see Section 5B- Liquidity and Capital Resources.

        In February 2009, in order to strengthen the BOS brand-name and as part of our group integration process, we decided to implement name changes of our wholly owned subsidiaries. Recently, Lynk USA, Inc., has changed its name to BOS – Supply Chain Solutions (Lynk) Inc. and Summit Radio Corp. has changed its name to BOS – Supply Chain Solutions (Summit), Inc. The following subsidiaries are in the process of the name change as follows:

Previous Name	New Name

Dimex Solutions Ltd.	BOS - Dimex Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS - Odem Ltd.

        On February 11, 2009 the Company announced that it requested the Tel Aviv Stock Exchange to delist its shares from trading in Tel Aviv. The delisting became effective on May 12, 2009. The delisting of the ordinary shares from the TASE does not affect the continued listing of the ordinary shares on the NASDAQ Global Market under the symbol BOSC. After the delisting of the Company’s ordinary shares from the TASE, the Company is not be subject to reporting requirements in Israel.

        The Company has recently entered into a loan agreement with several lenders, including Catalyst Private Equity Partners (Israel) II L.P., certain existing shareholders and members of our management, including our chief executive officer, for an aggregate loan amount of approximately $1.288 million. Closing of the transaction is subject to certain closing conditions. The Company is in negotiations for obtaining additional loans, up to an aggregate amount of $3.75 million.

For more details on the aforementioned loan financing see Section 5B- Liquidity and Capital Resources.

4B.	Business Overview

BOS’s vision is to become a worldwide leader in the field of RFID, Mobile and Supply Chain Solutions for enterprise logistics and organizational processes. Committed to this vision, in 2007 and 2008, BOS effected a reorganization, which included replacement of its senior management, consolidation of offices in Israel, and the hiring of highly skilled employees.

BOS’ continues to execute a growth strategy to strengthen its product offering and distribution channels worldwide. In November 2007, we completed the acquisition of Summit, a U.S. based company, situated in New Jersey. Summit transformed BOS into a diversified supply chain company with sales to major international aviation and aerospace manufacturers, and gave its RFID and Mobile Solutions a gateway to the U.S. markets.

Summit brought with it:

(i)	a well established reputation in the Aviation and Aero-Space field, built over 50 years of business;

(ii)	strong business relationship with major customers in the field;

(iii)	a proven track-record of profitability; and

(iv)	high synergy with BOS’ Supply Chain Solutions.

Continuing this momentum of synergetic acquisitions, in March 2008 we completed the acquisition of the assets of Dimex Systems and transformed BOS into the leading Israeli integrator of AIDC (Automatic Identification and Data Collection) solutions based on Mobile, RFID and Barcode technology.

Dimex Systems had:

(i)	a well established reputation in the AIDC field;

(ii)	proven professional capabilities of offering unique, innovative solutions; and

(iii)	top tier Israeli customers.

BOS product offerings:

RFID Tags/Readers

Mobile Infrastructure

Electronic Components

Hardware

BOServer

BOSaNOVA

Middleware

Supply Chain

Logistics

Process automation

Healthcare

Retail

Environment

SW Applications

Turn Key solution

BOSolution

BOS manages its business in two reportable divisions, which consist of the RFID and Mobile Solutions – offered through Dimex Solutions, and the Supply Chain Solutions segment offered through Summit and Odem. These segments are complementary with strong synergy.

Through our two business divisions we offer comprehensive products and solutions consisting of three essential components – Hardware, MiddleWare and Software applications. As a sales strategy, these components are also sold on a stand alone basis for the purpose of obtaining new customers, as well as expanding the relationship with existing customers.

In the Hardware field we offer, among others, Mobile infrastructure, wireless equipment, RFID tags and readers and supply chain components.

Our Middleware product offering consists, among others, of: an RFID Server named BOServer and an emulation server named BOSaNOVA. Our Software applications aim at supply chain logistics, man process control and monitoring, healthcare, retails and environment industries.

Hardware

RFID Tags and Readers

RFID (Radio Frequency Identification) refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

Mobile Infrastructure

We represent worldwide leading manufactures of Automatic Identification and Data Collection equipment based on RFID and barcode technology. Among the manufacturers we represent are Motorola – Symbol Technologies Inc., Intermec Inc. (mobile terminals), Zebra Technologies Corporation (barcode printers), Texas Instruments and HID – Sokymat (RFID tags and readers). We also provide processing services for a variety of raw materials, mainly for ink ribbons, barcode printers and printing barcode labels.

Electronic Components

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

3) Electro-mechanical Components – relays, connectors, circuit breakers, filters, transformers, plugs, thermostats, switches, etc.; and

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

In the first quarter of year 2009, our Supply Chain sales to IAI and to a strategic Latin American customer, accounted for 13%, and 12% of revenues, respectively. An interruption in our business relationship with either of these customers would result in a significant reduction in our revenues, backlog and in a write-off of inventory, and would have a material adverse effect on our business and results of operations.

In 2008 and 2007, 76% and 94% of our sales, respectively, were attributed to sales of the Supply Chain Solutions segment.

Middleware RFID Server

RFID refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

Our RFID server, named BOServer, is the middleware between the Enterprise Application system and the RFID equipments (reader and tags). This server enables customers to integrate their RFID environment directly with their Enterprise Resource Planning (“ERP”) application and receive the RFID data in either Batch mode or on-line mode, depending on their business needs.

We believe that the future years shall bring the wide spread use of RFID to tag high volume items such as consumer goods, drugs, and postal packages and that the technology will be adopted by retailers, military forces and postal authorities.

BOSâNOVA

The BOSâNOVA suite solution enables customers to extend compatibility of IBM System i Servers to other environments by implementing a variety of technologies such as Twinax to TCP/IP, WEB and Mobile connectivity.

Software Application

BOServer platform is a middleware and application development tool which we developed and also use to develop RFID and Mobile applications.

This platform is based on Point Microsoft SharePoint Content Management portals with the following enhancements:

a.	Extended capabilities to perform critical documentation-related tasks.

b.	Streamlined administration, cutting the time needed for critical tasks from hours to minutes.

c.	Enhanced the search abilities.

Our Software applications aim at supply chain logistics, man process control and monitoring, healthcare, retails and environment industries.

Marketing, Distribution and Sales

We market our solutions primarily to medium and large sized corporations through a combination of direct sales, sales agents distributors and integrators.

RFID and Mobile Solutions

We market our BOServer and BOSâNOVA solutions directly to customers or through distributors and system integrators. We intend to continue to increase our international sales force with new distributors, system integrators, sales representatives and direct sales persons who specialize in the RFID and Mobile solutions. The sales to Bosanova Inc. in the first quarter of 2009 were insignificant.

Supply Chain Solutions

We market our Supply Chain Solutions in North and South America through our fully owned subsidiaries using the brands Summit, Summit Aviation, Ruby-Tech Inc. (“Ruby-Tech”) and Odem. In the rest of world we market our products mainly through our Israeli subsidiaries. Our sales force is comprised of direct sales teams and sales representatives.

Seasonality

Our sales fluctuate seasonally, with the third quarter sales affected (set back) by summer vacations in Europe and new years’ holidays in Israel, and December and January sales are affected (set back) by the Christmas season.

The following table sets forth our revenues (in thousands of $) from continuing operations, by major geographic area, for the periods indicated below:

	2008	%	2007	%	2006	%

America	12,671	25	5,420	23	2,848	14
Far East	1,342	3	964	4	2,019	10
Europe	7,490	15	1,511	6	1,173	6
Israel and others	29,346	57	15,879	67	14,877	70

Total Revenues	50,849	100	23,774	100	20,917	100

Sales by divisions (see note 18 to the Consolidated Financial Statements for the year ended December 31, 2008):

	2008	%	2007	%	2006	%

Mobile and RFID	12,379	24	2,673	11	2,344	11
Supply Chain Solutions	38,470	76	21,101	89	18,573	89

Total Revenues	50,849	100	23,774	100	20,917	100

Manufacturing in Israel

Some of the offered products under our brand Dimex, are designed, integrated and tested at our facilities in Israel. The manufacturing is partly done by Israeli subcontractors using components and subassemblies supplied by vendors to our specifications. Certain components and subassemblies used by us in our existing products are purchased from a single supplier or a limited number of suppliers. Most of the imported components are purchased in Israel from local representatives of the manufacturers. Some of them have exclusive representative rights in Israel. In the event that these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. We generally maintain an inventory, which we believe adequately limits the exposure to such an interruption. Our current manufacturing facilities have sufficient capacity to meet and exceed current demand. The prices of raw materials used in our industry are volatile and availability may vary due to changing demand in the market.

In the first quarter of 2009, 20% of our Supply Chain Solutions segment purchases and 75% of our Mobile and RFID Solutions segment purchases were sourced from several key suppliers.

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

Competition

RFID and Mobile Solutions:

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, ERP system, computer networks and hosting computers. As the market is growing the number of competitors increases. Some of the competitors haves substantially greater financial, marketing and technological resources as well as name recognition than ours.

In Israel our main competitors in the RFID and Mobile Solutions market are Dannet Advanced Technologies Ltd., L.X Mobile Systems Ltd., Micronet Ltd., Nortec AMI Ltd., LogiTag System Ltd. and Galbital RFID Solutions Ltd. In the global market, our main competitors are Aeroscout, RF Code and Tagsys. We see our ability to offer our comprehensive solutions which combine software solutions and RFID peripheral equipment such as readers and tags, as our main competitive advantage in the competitive field.

Supply Chain Solutions:

We hold several representation agreements with major suppliers and manufacturers such as: Sensata Technologies, HID-Sokymat and Positronic Industries, Inc.

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

Our competitors in the Supply Chain Solutions to the aerospace industry include: Hansair, Avial, API, Cooper and Avio.

Strategy

The Company’s vision is to become a worldwide leader in the field of RFID and Mobile Solutions for enterprise logistics and organizational processes.

        The key elements of our strategy are as follows:

—	Continue to develop our range of RFID solutions to include generic, platform independent software in order to diversify and expand our target markets.

—	Increase our international sales force by new partnerships with distributors, integrators, sales representatives and direct sales persons who specialize in RFID solutions.

—	Increase partnerships with manufacturers for our Supply Chain Solutions.

—	Acquire of RFID applications to be sold through our existing and future channels.

—	Leverage the substantial synergy between BOS subsidiaries worldwide.

Exchange Controls

See “Section 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Section 5A. Results of Operations – Grants and Participation”.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	Dimex Solutions, and its wholly owned subsidiary, Dimex Hagalil, which was incorporated in January 2008. Dimex Solutions and Dimex Hagalil are part of our RFID and Mobile Solutions Segment;

(2)	Odem is a major solution provider and distributor of RFID and electronics components and advanced technologies in the Israeli market. Odem is also a provider of RFID peripheral equipment such as RFID readers and tags for the RFID and Mobile Solutions segment; and

(3)	Quasar Telecom (2004) Ltd. (“Quasar Telecom”), which is inactive.

In the United States:

(1)	Ruby-Tech, a New York corporation is a wholly owned subsidiary of Odem and a part of both the RFID and Mobile Solutions and the Supply Chain Solutions segments.

(2)	Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.	Summit, part of the Supply Chain Solutions segment, that was purchased in November 2007. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industry.

b.	Pacific Information Systems, Inc. (“PacInfo”), a Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, both of which are not active.

(3)	BOS Delaware Inc., a Delaware corporation, a wholly owned subsidiary of Dimex Solutions, which ceased operations in 2002.

In Europe:

Dimex Solutions had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, these subsidiaries are no longer active.

In addition, the Company holds interests in:

1. Surf, of which we held 6.1% as of May 31, 2009. (see “Section 4A. History and Development of the Company”).

2. New World Brands, of which we held 14.92% as of March 31, 2009. The Company’s holdings in New World Brands were received as the consideration for the sale of the communication segment. Following the consummation of a merger of Qualmax with and into New World Brands in January 2009, our holdings in Qualmax were converted into shares of New World Brands.

(see “Section 4A. History and Development of the Company”).

4D.	Property, Plants and Equipment

Following the acquisition of Summit in November 2007 and the assets of Dimex Systems in March 2008, our executive offices and engineering, development, testing, shipping and service operations are located in Israel and in United States, as follows

Location	Size (square meters)	End of lease period	Extension Option

Israel:
Rishon Lezion*	1,461	January 2012	January 31, 2016
Tel Aviv	828	September 2009
Kibutz Dafna	578	January 31, 2012
USA:
New Jersey	678	January 31, 2010

*Includes 302 square meters in the same building rented by Odem.

Our average monthly rental fee in 2009 (up till May), for the year 2008 and for the year 2007 amounted to $14,000, $14,000 and $9,000, respectively.

During the first quarter of 2009 we closed the Company’s offices in Yokneam and relocated the employees from the Yokneam branch to our offices in Rishon Lezion and Tel Aviv. We plan to concentrate all of our Israeli operation in one location in Rishon Lezion, by the end of 2009.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects

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

The Company’s discussion and analysis of its financial condition and result of operations is based upon the Company’s consolidated financial statements which have been prepared in accordance with generally accepted accounting principles of the U.S. GAAP.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and fully understanding and evaluating our reported results:

—	financial statements in U.S. dollars

—	inventories

—	investment in other companies

—	fair value of financial instruments

—	valuation of long-lived assets, intangible assets and goodwill

—	Revenue recognition

—	Income taxes; and

—	Accounting for share-based compensation

a.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues is generated in U.S. dollar (“dollars”). In addition, most of the Company’s costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

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

The financial statements of Dimex Solutions, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

b.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined pursuant to the moving average cost method.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2008 and 2007, inventory is presented net of $1,059,000 and $358,000, respectively, for technological obsolescence and slow moving items.

c.	Investment in other companies:

1.	Investment in New World Brands and Qualmax:

The Company accounts for its holdings in New World Brands shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses, net of the related tax effect as of December 31, 2008, are included in other comprehensive income.

The investment in Qualmax, which was traded in the Pink Sheet is presented at cost according to APB 18 due to almost no trading volume. In accordance with the Company’s policy, FASB Staff Position (FSP) No. SFAS 115-“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” the Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities’ carrying amount and its fair value.

During 2008 and 2007, an impairment loss, due to other than temporary decline in the fair value of investments in New World Brands and Qualmax, of $744,000 and $5,588,000 has been recorded and presented in other expenses, net in the consolidated statements of operations. Following the consummation of a merger of Qualmax with and into New World Brands in January 2009, our holdings in Qualmax were converted into shares of New World Brands. As a result, we hold 14.92% of the outstanding shares of New World Brands.

2.	Investment in Surf:

The Company’s holdings in Surf as of December 31, 2008 are 6.1% of Surf’s issued and outstanding shares. The Company’s investment in Surf is accounted for based on the cost accounting method.

The Company’s investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). In this respect, during 2008, an impairment of $712,000 has been recorded in “other expenses” in the statement of operations.

d.	Fair value of financial instruments:

In accordance with SFAS 157, the Company measures its investment in New World Brands at fair value. Investment in New World Brands is classified within level 1 because it is valued using quoted market prices in an active market.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2008:

Level 1

Investment in New World Brands	$168

Investment in Qualmax	-

Investment in Surf	-

Total	$168

e.	Valuation of Long-Lived Assets, Intangible Assets and Goodwill

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we perform tests for impairment of long-lived assets whenever events or circumstances suggest that long-lived assets may not be recoverable. This analysis differs from our goodwill analysis in that an impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the assets we are testing for impairment. If the forecasted undiscounted cash flows are less than the carrying value, then we must write down the carrying value to its estimated fair value based primarily upon forecasted discounted cash flows. Based on the impairment test performed as of December 31, 2008, no impairment was identified.

These forecasted undiscounted cash flows include estimates and assumptions related to revenue growth rates and operating margins, future economic and market conditions. Our estimates of market segment growth and our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of both established and emerging technologies and our forecasts for emerging technologies are based upon internal estimates and external sources rather than upon historical information. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We perform our annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. To determine the fair value used in Step 1, we use discounted cash flows. If and when we are required to perform a Step 2 analysis, determining the fair value of our net assets and our off-balance sheet intangibles would require us to make judgments that involve the use of significant estimates and assumptions. During 2008, an impairment in the amount of $1,873,000 was recorded and was attributable to the supply chain reporting unit. In years 2007 and 2006, no impairment losses have been identified.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates our fair value at this time. We have corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. Additionally, we evaluated the reasonableness of the estimated fair value of our reporting units by reconciling to our market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of our reporting units. In addition, we compared our market capitalization, including an estimated control premium that an investor would be willing to pay for a controlling interest in us, to the fair value of the Company based on a third-party valuation study. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. Our market capitalization declined during the fourth quarter of 2008, and subsequently, as a result of market-driven declines in our stock trading price. Our reconciliation of the gap between our market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including relatively stable high backlog coverage and experience in meeting operating cash flow targets. We will continue to monitor our market capitalization and expectations of future cash flows and will perform impairment testing if deemed necessary.

f.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales, related to both Supply Chain and RFID and Mobile Solutions segments, are recognized in accordance with Staff Accounting Bulletin 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Most of the Company’s revenues are generated from sales of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms, which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company’s products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees, related to the RFID and Mobile Solutions Segment, is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

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

g.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”(“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

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

h.	Accounting for share-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. The Company has applied the provisions of Staff Accounting Bulletin 107 (“SAB 107”) in its adoption of SFAS 123(R).

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee classification and historical experience.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method, as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

i.	Impact of recently issued accounting pronouncements:

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”(“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for the Company current subsidiaries.

In December 2007, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). The guidance in EITF 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The consensus in EITF 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The Company is evaluating the impact EITF 07-1 will have on its financial statements. The Company currently does not believe that the adoption of EITF 07-1 will have a significant effect on its financial statements.

In December 2007 the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51, or SFAS 160. SFAS 160 addresses the accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”(“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordancewith SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for the Company’s current subsidiaries.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in the financial statements at fair value on a recurring basis, to have a material impact on its financial position, statements of operations or cash flow.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company statements evaluated the impact of FAS No. 162 on the Company’s financial statement and the adoption of the statement did not have a material effect on the Company’s financial statements.

In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no impact on the consolidated financial statements.

In October 29, 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. The company is currently evaluating the potential impact of adopting this FSP on its disclosures in the financial statements.

In April 2009, the FASB issued FSP, No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or the FSP. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. Upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. The Company is currently evaluating the impact of adopting the FSP.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, or FSP 157-4. FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for us for the quarter ending June 30, 2009. The Company is currently evaluating the impact of adopting the FSP 157-4.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, or FSP 107-1 and APB 28-1. FSP 107-1 and APB 28-1 require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 and APB 28-1 will be effective for the quarter ending June 30, 2009. The adoption of FSP 107-1 and APB 28-1 will not have an impact on our consolidated financial position and results of operations.

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

Comparison of 2008 and 2007

In November 2007 we purchased 100% of the outstanding shares of Summit, from Summit’s existing shareholders. In March 2008, we purchased the assets and activities of Dimex Systems. As indicated below, these acquisitions resulted in a significant increase in our 2008 revenues and operating expenses.

Revenues for 2008 were $50.8 million compared to $23.8 million in 2007. The increase in revenues is attributed mainly to the acquisition of Dimex Systems and Summit.

Gross profit for 2008 was $10 million (gross margin of 20%), compared to $4.7 million (gross margin of 20%) for 2007. The increase in the gross profit is attributed to increase in revenues.

Research and development expenses for 2008 were $844,000 compared to $636,000 in 2007. The increase is related to an upgrade of our technological infrastructure and future software products offering, which was effected through an increase in workforce.

Selling and marketing expenses for 2008 increased to $9.7 million from to $3.8 million in 2007. The increase is attributed mainly to the acquisition of Dimex Systems and Summit.

General and administrative expenses for 2008 were $2 million compared to $2 million in the year 2007.

Impairment of goodwill in 2008 amounted to $1.9 million and is attributed to impairment of goodwill in the Supply Chain Segment due to the current economic slow down, which will effect our future revenues and cash flows. We did not record an impairment in 2007.

As a result of the above, operating loss in 2008 amounted to $4.4 million compared to operating loss of $1.7 million in year 2007.

Financial expenses for 2008 were $636,000 compared to $469,000 in 2007. The increase is related to the acquisitions we consummated in 2007 and in the first quarter of 2008, which increased our use of loans in order to finance the working capital needs and partly finance the acquisitions (see “Section 5B. Liquidity and Capital Resources”).

Other expenses in year 2008 amounted to $1.5 million which resulted from: (a) an impairment loss in the amount of $744,000 due to a decrease in the share price of New World Brands and Qualmax; and (b) an impairment loss in the amount of $712,000 due to a decrease in the value of our holdings in Surf.

Other expenses in year 2007 amounted to approximately $6 million which resulted from: (a) an impairment loss in the amount of $5.6 million due to a decrease in the share price of New World Brands and Qualmax; and (b) on June 21, 2007, we entered into an agreement with the holder of our convertible note, pursuant to which the holder converted the entire outstanding principal amount of approximately $2 million into 878,670 ordinary shares of the Company at a conversion price of $2.53. As a result of reducing the conversion price we recorded expenses upon conversion of $611,000 in year 2007.

Tax benefit in 2008 amounted to $403,000 compared to tax on income of $9,000 in 2007. Tax benefit in year 2008 reflects the future usage of carry forward losses.

Loss from continuing operations in 2008 amounted to $6.1 million compared to a loss of $8.5 million in 2007. On a per share basis, the basic and diluted loss per share from continuing operations in 2008 was $0.51, compared to $0.98 in 2007.

Loss from discontinued operation in 2008 amounted to $260,000 which is attributed to the discontinuance of the OptimizeIT product line. In March 2009, the Company sold its OptimizeIT product line and related IP in consideration for $70,000 plus contingent consideration based on future revenues of up to $1.5 million.

Basic and diluted net loss per share in 2008 was $0.53, compared to net loss of $0.97 in 2007.

Comparison of 2007 and 2006

In November 2007, we announced the acquisition of Summit, a U.S. based company, situated in New Jersey. Summit transformed BOS into a diversified supply chain company with sales to major international aviation and aerospace manufacturers, and gave BOS’ RFID and Mobile Solutions a gateway to the U.S. markets. These activities had a significant impact on the revenues and operating expenses of year 2007 as compared to year 2006.

Revenues of 2007 were $23.8 million compared to $20.9 million in 2006. A decrease in revenues from our BOSâNOVA Suite Solution products was offset by increases in revenues from new software products and from our Supply Chain Solutions segment, including from Summit.

Gross profit for 2007 was $4.7 million (gross margin of 20%), compared to $4.7 million (gross margin of 23%) for 2006. The decrease in the gross margin in 2007 as compared to 2006 is related mainly to two expenses we incurred in year 2007: (a) an inventory write off in the amount of $258,000 and (b) amortization of intangible assets in the amount of $89,000. Excluding these expenses, the gross margin of 20% in year 2007 would have been 21% compared to 23% in year 2006.

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

Selling and marketing expenses for 2007 were $3.8 million compared to $2.0 million in 2006, an increase of $1.8 million.

General and administrative expenses for 2007 were $2.0 million compared to $3.3 million in the year 2006, a decrease of $1.3 million

The increase in the selling and marketing expenses and the decrease in general and administrative expenses are due to the following principal reasons: (a) commencing the second quarter of 2007, the general and administrative expenses of our subsidiaries are presented under sales and marketing expenses as compared to 2006, when an amount of $1.4 million was presented under general and administrative expenses. The change in the classification reflects the reorganization we made in the organization of BOS during 2007; and (b) consolidation of Summit as of November 2007 contributed $363,000 to the sales and marketing expenses.

As a result of the above, operating loss in year 2007 amounted to $1.9 million compared to operating loss of $1.4 million in year 2006.

Financial expenses for 2007 were $469,000 compared to $626,000 in 2006. The decrease is related to the conversion of convertible notes in June 2007.

Other expenses in year 2007 amounted to $6.2 million which resulted from: (a) an impairment loss in the amount of $5.6 million due to a decrease in the share price of New World Brands and Qualmax; and (b) on June 21, 2007, we entered into an agreement with the holder of our convertible note, pursuant to which the holder converted the entire outstanding principal amount of approximately $2.2 million into 878,670 ordinary shares of the Company at a conversion price of $2.53. As a result of reducing the conversion price we recorded expenses upon conversion of $611,000 in year 2007. Tax on income in 2007 amounted to $9,000 compared to taxes benefit of $89,000 in 2006.

Loss from continuing operations in 2007 amounted to $8.6 million compared to a loss of $1.6 million in 2006. On a per share basis, the basic and diluted loss per share from continuing operations in 2007 was $1.00, compared to $0.24 in 2006.

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

Our future results will be affected by a number of factors including our ability to:

—	increase the number of products sold;
—	acquire effective distribution channels and manage them;
—	develop, introduce and deliver new products on a timely basis,
—	anticipate accurately customer demand patterns; and
—	manage future inventory levels in line with anticipated demand.

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

Impact of Inflation and Currency Fluctuations

The U.S. dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS relative to the U.S. dollar.

A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the costs in NIS and a converse effect in case of devaluation of the U.S. dollar in relation to the NIS.

A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar value of any of our assets which consist of NIS (unless such asset is linked to the U.S. dollar). Such a devaluation would also have the effect of reducing the U.S. dollar amount of any of our liabilities and expenses which are payable in NIS (unless such payables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the U.S. dollar value of our assets which consist of NIS (unless such asset is linked to the U.S. dollar). Such an increase would also have the effect of increasing the U.S. dollar amount of any of our liabilities and expenses which are payable in NIS (unless such payables are linked to the U.S. dollar).

In the years ended December 31, 2008, 2007, 2006, 2005, 2004 the inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. dollar was 4.9%, 8.6%, 8.1%, (4.5)% and 2.8%, respectively. The closing representative exchange rate of the U.S. dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.802, NIS 3.846, NIS 4.225, NIS 4.44, NIS 4.603 and NIS 4.308, respectively. As a result, the Company experienced increases in the U.S. dollar costs of operations in Israel in 2008, 2007, 2006, 2004 and decreases in 2005.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax at the declining corporate rate of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. The Company and its Israeli subsidiaries have accumulated losses for Israel income tax purposes as of December 31, 2008, in the amount of approximately $38,964. These losses may be carry forward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period. As of December 31, 2008, the U.S. subsidiaries had U.S. Federal and State net operating loss carryforward of approximately $8.9 million, which can be carried forward and offset against taxable income for 15 to 20 years.

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

Under the Company’s research and development agreements with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (U.S. dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

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

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties in respect of OCS grants, in the amount of approximately $3.5 million, compared to $3.5 million as of December 31, 2007.

We are committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the U.S. dollar-linked amount of the grant received at the date the grants received.

Since 1996, we have not participated in Fund for the Encouragement of Exports programs.

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties of $84,000 with respect to these grants, compared to $83,000 on December 31, 2007.

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

In December 2008, Israel was involved in a military conflict with Hamas, which subjected the South of Israel to missile attacks.

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

The costs of our operations in Israel are generally incurred in NIS. If the inflation rate in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar in any period, the costs of our Israeli operations, as measured in U.S. dollars, could increase. Israel’s economy has, at various times in the past, experienced high rates of inflation.

5B.	Liquidity and Capital Resources

As of December 31, 2008 we had $1.6 million in cash, $9.6 million of short term bank loans drawn under a revolving credit facility, $671 thousands current maturities of long term loans and long terms loans in the amount of $2.3 million. Our bank credit lines are supplied mainly from two banks, JPMorgan Chase which, as of December 31, 2008 provided $3.4 million and the remaining amount of $9.2 million was supplied by Bank Leumi.

As of March 31, 2009 we had $1.1 million in cash, $10.3 million of short term bank loans drawn under a revolving credit facility, $661,000 current maturities of long term loans and long terms loans in the amount of $2.9 million. As of March 31, 2009 JPMorgan Chase has provided us credit in the amount $4.6 million and the remaining amount of $9.3 million was provided by Bank Leumi.

In March 2009, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement that revises the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through March 2010. The amendment provides for a NIS 3.5 million payment in March 2009, NIS 4 million will be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million shall be paid in two equal installments in March and April 2010. The amendment further provides that if the Company raises funds by way of a debt offering meeting certain conditions, the last payment of approximately NIS 2.5 million shall be converted into the same type of convertible debentures issued in the framework of such offering.

The Company has recently entered into a loan agreement with several lenders, including Catalyst Private Equity Partners (Israel) II L.P., certain existing shareholders and members of our management, including our chief executive officer, for an aggregate loan amount of approximately $1.288 million. Closing of the transaction is subject to certain closing conditions. The Company is in negotiations for obtaining additional loans, up to an aggregate amount of $3.75 million.

The terms of the loan transaction are in accordance with the resolutions adopted at the Company’s Special General Meeting held on May 14, 2009, in which the shareholders resolved to approve the issuance of up to $3.75 million in principal amount of debt convertible into ordinary shares and of warrants, in one or more private placements, to be consummated by December 31, 2009.

The terms of the convertible loan are as follows:

The Company shall repay the loan principal amount and the accrued interest in one payment, three years following the closing of the transaction, unless converted earlier at the discretion of the lender into ordinary shares. The loan conversion rate is $0.65 per ordinary share.

Interest shall accrue from the grant of the loan at the rate equal to 8% per annum, compounded annually.

The warrants issued to the lenders amount to 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable from 18 months to 36 months from grant, at an exercise price per ordinary share of $0.55.

The Company’s loans from Bank Leumi are secured by:

—	first ranking fixed charges on the goodwill of the Company and its Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts of Odem; and

—	floating charges on all of the assets of the Company and its subsidiaries, owned now or in the future; and

—	The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantee the Company’s liabilities to Bank Leumi.

On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents governing the Company’s and its Israeli subsidiaries’ short term revolving credit line from Bank Leumi. In the revised loan documents, the Company and its Israeli subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBIDTA, and continue to provide Bank Leumi with various security interests and cross guarantees.  The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. The Company anticipates that it will continue to meet the covenants through December 31, 2009.

The Company’s loan from JPMorgan Chase is secured by:

—	first ranking fixed charge on all of the assets of Summit and on the shareholdings in Summit of Lynk, a subsidiary of the Company;

—	floating charge on all of the assets of Summit, owned now or in the future; and

—	Lynk guarantees the liabilities of Summit to JPMorgan Chase.

We finance our activities by different means, including equity financings, short and long-term loans, and income from operating activities.

Net cash provided by operating activities from continuing operations in 2008 was $676,000 compared to net cash used in operating activities of $4.6 million in 2007. The improvement in cash flow from operating activities is attributed to a decrease in working capital needs which resulted from the acquisition of Dimex System’s assets which includes account receivable but not its trade payable. In addition decrease in losses in 2008 compared to 2007 improved our cash flow from operating activities. During 2008, cash used in investing activities amounted to $9 million, mainly to pay for the acquisition of Dimex System’s assets. Cash flow used in investing activities in 2007 in the amount of $4.7 million was mainly to pay for the acquisition of Summit.

Net cash provided by financing activities in 2008 amounted to $6 million which relates mainly to (a) $1.8 million proceeds from share issuance and (b) $4.2 million proceeds from short term bank loans.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2008, our average trade receivables’ and trade payables’ aging days are 104 and 64 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

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

Laurus Convertible Note Financings

On June 10, 2004, the Company entered into a Securities Purchase Agreement with Laurus Master Fund Ltd. under which the Company issued to the Laurus in a private placement (i) a Secured Convertible Term Note of a $2,000,000 principal amount, was due June 10, 2007 and (ii) a warrant to purchase 130,000 ordinary shares at an exercise price of $4.04 per share. The warrant is exercisable, in whole or in part, until June 10, 2011.

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

2007 Private Placements

On June 26, 2007, the Company entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 ordinary shares at a price per share of $2.65. Pursuant to its undertaking, under the Registration Rights Agreement with the investor, the Company filed with the Securities and Exchange Commission a registration statement covering the resale of the ordinary shares issued to the investor, which became effective on May 20, 2009.

The Company has paid 6% of the investment amount in cash as placement fees to Cukierman & Co. (see note 19 to the Consolidated Financial Statements for the year ended December 31, 2008).

In December 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund and three subsidiaries of D.S. Apex, under which the Company issued 833,560 ordinary shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at an exercise price of $2.76, exercisable for four years from their date of issuance.

The Company has paid 3% in cash and 6% in ordinary shares as placement fees to placement entities related to the aforementioned investors (see note 19 to the Consolidated Financial Statements for the year ended December 31, 2008). Pursuant to its undertaking under the Registration Rights Agreement with the investors, the Company filed with the Securities and Exchange Commission a registration statement covering the resale of the ordinary shares issued to the investors and issuable upon the exercise of the warrants issued to the investors, which became effective on May 20, 2009.

2008 Private Placements

In June 2008, the Company entered into a Finder Letter Agreement with T.F.E. Holdings Ltd. under which the Company issued 110,000 ordinary shares. These shares were issued as fees for services rendered to the Company in connection with the acquisition of the assets of Dimex Systems.

The Company filed with the Securities and Exchange Commission a registration statement covering the resale of the ordinary shares issued to T.F.E. Holdings Ltd., which became effective on May 20, 2009.

In July 2008, the Company entered into a Share Purchase Agreement with three non-U.S. investors, under which the Company issued 740,740 ordinary shares at a price per share of $1.35 (reflecting an aggregate investment of $1 million) and 370,370 ordinary shares issuable upon the exercise of warrants at an exercise price $1.60 per ordinary share, exercisable for 2 years from their date of issuance.

The Company has paid 6% of the investment amount in cash as placement fees to Cukierman & Co. (see note 19 to the Consolidated Financial Statements for the year ended December 31, 2008). The Company also entered into a Registration Rights Agreement granting the investor certain incidental registration rights.

In August 2008, the Company entered into a Share Purchase Agreement with a non-U.S. investor, under which the Company issued 816,327 ordinary shares at a price per share of $1.225 (reflecting an aggregate investment of $1 million) and 408,164 ordinary shares issuable upon the exercise of warrants at an exercise price $1.475 per ordinary share, exercisable for 2 years from their date of issuance.

The Company has paid 6% of the investment amount in cash as placement fees to Cukierman & Co. (see note 19 to the Consolidated Financial Statements for the year ended December 31, 2008). The Company also entered into a Registration Rights Agreement granting the investor certain incidental registration rights.

5C.	Research and Development

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Since we commenced operations, we have conducted extensive research and development activities.

Historically our research and development efforts related to our Communication Solutions, until sold in December 2005. Our current research and development efforts focus on our RFID and Mobile Solutions for enterprise logistics and organizational processes and on our software products offering (see “Section 4B. Business Overview” for the detailed list of our software products).

We intend to finance our research and development activities with our own resources and by raising equity and debt financings.

5D.	Trend Information

We, like other companies, have been and are subject to the effects of market slowdowns. If general economic conditions fail to improve, or if they continue to deteriorate, we anticipate that it will adversely affect our revenues and increase our account receivables and inventory days. Our revenues for the first quarter of 2009 decreased 21.7% to $9 million from $11.5 million in the fourth quarter of 2008.

BOS’s vision is to become a worldwide leader in the field of RFID and Mobile Solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of RFID and Mobile revenues will increase gradually going forward.

Following the economic slowdown we recorded a goodwill impairment charge of $1.9 million in 2008 related to the Supply Chain segment. If general economic conditions fail to improve, we may be required to record additional impairment charges.

The vast majority of our sales are made in U.S. dollars and significant portion of our expenses is in NIS. The U.S. dollar cost of our operations in Israel is increased by the extent to which the NIS appreciates in relation to the U.S. dollar. In 2008, and until May 31, 2009, the U.S. dollar increased in value against the NIS by approximately 2.9%, which resulted in a corresponding increase in the U.S. dollar cost of our operating expenses. Further significant devaluation could have an adverse effect on our results of operation and financial condition. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar, and may not be successful in attempting to purchase instruments that reduce exposure to currency exchange fluctuations. Further significant depreciation could have an adverse effect on our results of operations and financial condition.

5E.	Off-Balance Sheet Arrangements

In September 2004 Odem signed a long term sale agreement for the supply of electronic components (“components”). The agreement provides for a fixed sales price of the components during the term of the agreement through December 2010.

In July 2008, we signed a contract for the sale of components to the Strategic Customer. The contract provides for a framework for orders during an initial five-year term (until 2012). The contract may be extended for additional five-year terms.

Pursuant to the contracts with IAI and the Strategic Customer, we committed to a fixed components sale price through the respective contract periods, which is partly covered by manufacturers obligation for fixed prices for part of the period.

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

As of December 31, 2008 we had no write down of write off or inventory that related to these agreements.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term loans [1]	$2,927,150	$670,704	$2,256,446	-	-
Accrued severance pay [2]	929,000	-	-	-	$929,000
Operating lease - cars	743,757	434,406	309,351	-	-
Purchase obligation for
service and inventory	6,020,672	6,020,672
Facilities lease	257,058	131,504	125,554	-	-
Total	$10,877,637	$7,257,286	$2,691,351	-	$929,000

(1)	Does not include interest. For information on interest rate on long terms loans see note 12 to the Consolidated Financial Statements for the year ended December 31, 2008.

(2)	This amount reflects our accrued severance pay liability. The time for payment of the severance cannot be predicted and, as a result, this amount is presented in the more than 5 years column.

In addition, the above table does not include (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Overseas Marketing Fund since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see “Section 8A. Consolidated Statements and Other Financial Information – Legal Proceedings”).

Item 6:	Directors, Senior Management and Employees

6A.	Directors and Senior Management

        Set forth below is information regarding our directors and senior management.

Name	Age	Position

Mr. Edouard Cukierman[1]	44	Chairman of the Board of Directors
Mr. Shalom Daskal	49	Chief Executive Officer
Mr. Eyal Cohen	40	Chief Financial Officer
Mr. Joel Adler	55	Director
Mr. Guillaume Binder	54	Director
Mr. Jacob Neuhof	64	Director
Mr. Dan Hoz	38	Director
Mr. Gerard Limat	68	Director
Mr. Ronen Zavlik	48	Director
Ms. Nelly Assouline	43	External Director
Mr. David Golan	68	External Director
Mr. Avidan Zelicovsky[1]	39	Head of Supply Chain Solutions Division
Mr. Yuval Viner	46	Head of RFID and Mobile Solutions division
Mr. Andrew Levi	46	Managing Director BOS - Supply Chain Solutions (Summit) Inc.

1 Mr. Cukierman and Mr. Zelicovsky are first cousins. There are no other family relationships among the officers and directors.

        Mr. Edouard Cukierman has been a director since May 2003 and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Funds and serves as Chairman of Cukierman & Co Investment House. Since its establishment in 1993 Cukierman & Co., Investment House realized € 2.7 billion of corporate finance transactions. Mr. Cukierman serves as Chairman of the Board of Summit, a subsidiary of the Company, is a Board member of Lamina Technologies in Switzerland, Mainsoft in Israel and Nessink in France. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a venture capital fund established in 1993, which was the first Israeli company which went public in continental Europe. He is also the Chairman of the Board of “Friends of Sar-El”, an Israeli Defense Forces volunteer organization and is a board member of the “Alliance Israelite Universelle en Israel”. He serves as an officer in the Israeli Defense Forces Spokesman Unit, and part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion – Israel Institute of Technology.

        Mr. Shalom Daskal has been serving as the Chief Executive Officer of the Company since November 2008 and has over 28 years of executive experience in global High Tech companies. Prior to joining the Company, Mr. Daskal served as an active chairman of several High Tech companies based in Israel. During the years 2005-2006, Mr. Daskal was the Chief Executive Officer of Shellcase Ltd., which was acquired by Tessera Technologies Inc. (Nasdaq: TSRA). Prior to joining Shellcase, between 2002-2004, he was the Chief Executive Officer of Power Paper Ltd., and during 1999-2002 he was the Chief Operation Officer of the International Division of Crystal Systems Solutions Ltd. (later renamed BluePhoenix Solutions). Between 1996-1998, Mr. Daskal was the CEO of Emultek Ltd. Mr. Daskal began his career in the computer center of the Israeli Defense Forces (Mamram), and earned a Bachelor’s degree in computer science from the Israeli Defense Forces computers academy.

        Mr. Eyal Cohen was appointed as the Company’s Chief Financial Officer in January 2007. From 2004 through 2006, Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd. (NASDAQ:ESIMF) and in the years 1995-1997 held an audit manager position in PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the state of Maine.

        Mr. Joel Adler has been a director since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM). Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a Law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

        Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

        Mr. Dan Hoz, has been a director of the Company since August 2007. Mr. Hoz serves as the Chief Executive Officer of Valor Computerized System Ltd., a provider of vertically integrated manufacturing productivity solutions to the PCB industry since 2002, following 5 years as the Company’s Chief Financial Officer. Mr. Hoz also serves on the board of directors of Frontline PCB Solutions, a joint venture company between Valor and Orbotech. Previously, Mr. Hoz was the Vice President of Operations and Finance of CAM Division (Frontline), in Orbotech-Valor. Mr. Hoz is also a former Senior Auditor in the High Tech group of Deloitte Touche Tohmatsu. Mr. Hoz holds a B.A. in Accounting and Economics and an MBA (major in Finance) from Ben Gurion University of the Negev, and is a certified CPA.

        Mr. Gérard Limat has been a director of the Company since April 2008. Since 1968, Mr. Limat has held various managerial positions with the Dassault group, which operates in the civil aviation and the military sectors. Mr. Limat is also the founder and Chief Executive Officer of Dasnair, a business plane charter company. In addition, Mr. Limat serves as a director in Générale Immobilière Dassualt and in Cendres & Métaux SA, a company that produces semi-finished and finished products for the dental, jewellery and heavy industries. Mr. Limat is a certified public accountant.

        Mr. Guillaume Binder has been a director of the Company since July 2008. Mr. Binder is a licensed lawyer in France and holds a Masters in Law from Paris University, a certificate of specalization in Corporate and Tax Law and a degree of superior accounting study (DECS). Mr. Binder serves as a director in several seed and startup companies, including First Care products and Neuronix.

        Mr. Jacob Neuhof has been a director of the Company since September 2009. Mr. Neuhof founded Odem Electronic Technologies 1992 Ltd. in May 2002 and managed the company for 16 years. Between 2005-2007, Mr. Neuhof served as the Chairman of the Board of Odem Electronic Technologies 1992 Ltd.  Odem was purchased by the Company in 2004-2005 and is its wholly owned subsidiary.  In the past, Mr. Neuhof served as Country Manager for Texas Instruments in Israel for a period of ten years and as a design engineer at General Signal Corp. Mr. Neuhof holds an Electrical Engineering degree from McGill University, Canada and an MBA with a specialization in Marketing from the University of Bridgeport, Connecticut.

        Ms. Nelly Assouline has been an external director of the Company since November 2008. Ms. Assouline has been holding various positions in Dexia since 1989, most recently in Paris. Between the years 2001-2007 she has served as Deputy General Manager and Chief Financial Officer of Dexia Israel. She has set up and served as a board member of Dexia Israel Issuance Ltd. and of Dexia Operational Financing Ltd. Between the years 1989 and 2001 she was the senior executive funding director – Financial Markets in the Dexia Funding Department. Ms. Assouline holds a Post Graduate degree in Mathematics and Finance from the Dauphine University and an International Executive MBA from the Kellog University of Management (Northwestern and Tel-Aviv University).

        Mr. David Golan has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, consulting and brokerage services. He currently serves as a director in several companies, including the Investec Bank since 1992, Clal Tourism Ltd., Cimatron Ltd. and Zoko Enterprises Ltd. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelors degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

        Mr. Avidan Zelicovsky is the Head of Supply Chain Solutions Division. Mr. Zelicovsky first joined the Company’s subsidiary Odem Electronic Technologies 1992 Ltd. in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from the Ben-Gurion University.

        Mr. Yuval Viner is the Head of RFID and Mobile Solutions division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner joined the Company as part of the acquisition of Dimex Systems assets. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

        Mr. Andrew Levi was appointed President of Summit Radio Corp. in the year 1984. Mr. Levi joined BOS as part of the Summit acquisition and currently serves as Managing Director BOS – Supply Chain Solutions (Summit) Inc. Mr. Levi holds a Bachelor of Science from the Syracuse University in New York.

6B.	Board and Executive Compensation

        On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants, including directors appointed in the future, at the same rate the external directors of the Company are paid. However, on August 5, 2004 the shareholders approved an exception – that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. (a service provider to the Company). On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he is granted 400,000 options to purchase the Company’s ordinary shares in four equal annual tranches (pro-rated for any part of the Calendar year). These options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director. (see “Section 7B. Related Party Transactions”).

        The current compensation rates for our directors, excluding the external directors, are an annual fee of approximately $5,734 and a meeting participation fee of approximately $297. These rates reflect a following a voluntary waiver by each of the non-external directors of 15% of their fees for the year 2009. The rates for of our external directors are an annual fee of approximately $8,270 and a participation fee in meetings of approximately $415. Additionally, the Company’s directors are granted options (see “Section 6E. Share Ownership”). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

        The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2008:

	Salaries, Directors' fees, Service fees, Commissions and Bonus[1]	Pension, Retirement and Similar benefits

All directors and officers as a group (then 20 persons)	$2,170,190	$231,602

1  Figure also includes (a) consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder and (b) Stock based compensation in the amount of $532,000.

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

        Starting from November 2008, Mr. Shalom Daskal provides CEO services to the Company. (For more information, see Section 7B. – Related Party Transactions).

6C.	Board Practices

        Our Board of Directors is currently comprised of nine directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Israeli Companies Law, serve for three years. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

        The Company has determined that Messrs. Adler, Zavlik, Hoz, Binder, Limat and Golan and Ms. Assouline, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

        Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

        In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. The external directors must have professional qualifications to serve as a director, and at least one of the external directors must be a financial expert.

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

        Under the Israeli Companies Law an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

        Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director, up to a maximum period of one month, if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her and shall be subject to all of the provisions of the Articles of Association and the Israeli Companies Law. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director’s term, removal of the alternate at an annual general meeting, the bankruptcy of the alternate, the conviction of the alternate for an offense under Section 232 of the Israeli Companies Law, the legal incapacitation of the alternate, the removal of the alternate by court order or the resignation of the alternate. Currently, no alternate directors have been appointed. A director may appoint an alternate to serve in his place as a member of a committee of the Board of Directors, even if the alternate currently serves as a director, as long as he does not already serve as a member of that committee.

        Officers serve at the discretion of the Board or until their successors are appointed.

        According to the provisions of our Articles of Association and the Israeli Companies Law, the Board of Directors convenes in accordance with the Company’s requirements, and at least once every three months. In practice, the Board of Directors convenes more often. Furthermore, our Articles of Association provide that the Board of Directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. Resolutions passed without convening, shall be passed by an ordinary majority (just as in the case of convened meetings) and shall have the same effect as resolutions passed at a duly convened meeting.

        In accordance with the requirements of the Nasdaq Stock Market, commencing on July 31, 2005, nominees for directors will be recommended for selection by a majority of the independent directors.

Audit Committee:

        The Israeli Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the Board of Directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the Board of Directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one participated in the meeting at which the action or transaction was approved.

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

        Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company’s Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors, however, the Board of Directors delegated its authority to the audit committee, so that a second discussion by the Board of Directors shall not be necessary.

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

        As of December 31, 2007, we employed 93 employees. As of May 31, 2009, we employed 125 employees, of which 100 are employed in Israel and the rest are employed in the United States. Of these 125 employees: 13 employees are in general and administrative positions, 70 employees in marketing and sales, 8 employees in research and development, and 34 employees in manufacturing and related activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

        Israeli labor laws are applicable to all of our employees in Israel. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, allotment of vacation and sickness days, procedures for dismissing employees, determination of severance pay and other conditions of employment.

        All Israeli employers are required to provide a certain escalation of wages in relation to the increase in the Israeli Consumer Price Index. The specific formula of such escalation varies according to agreements reached between the Government of Israel, the Manufacturers’ Association and the Histadrut, the general labor union in Israel. All of our Israeli employees are covered by pension insurance policies. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

        In December 2008 and in May 2009, we have effected a progressive reduction in the salaries of the employees of the Company and its subsidiaries of up to 15%, depending on the level of salary. In connection with such reduction, in May 2009, the Company granted its employees a total of 538,753 options to purchase ordinary shares of the Company with exercise price of $0.00 per ordinary share. The options vest on a quarterly basis starting from January 2009 over a period of four quarters, in four equal parts. The exercise period of the options is 5 years from January 1, 2009.

        In addition, in May 2009, the Company’s employees were granted a total of 545,166 options to purchase the Company’s ordinary shares, as a prospective incentive. The exercise price of these options is $1.00 per ordinary share. These options vest on a yearly basis starting from January 2009 over a period of four years, in four equal parts. The exercise period of the options is 5 years from January 1, 2009.

6E.	Share Ownership

As of May 31, 2009, out of our directors and officers, then consisting of 14 persons, shares held by our officers and directors are as follows:

Name	Position	Shares	Options

Mr. Edouard Cukierman[1]	Chairman of the Board of Directors	40,690	641,376
Mr. Joel Adler[2]	Director	140,925	29,000
Mr. Jacob Neuhof	Director	275,567	21,500
Mr. Shalom Daskal	Chief Executive Officer	*	594,832
Mr. Avidan Zelicovsky	Head of Supply Chain Solutions, Division	73,000	558,108
Mr. Yuval Viner	Head of RFID and Mobile Solutions Division	42,981	206,209
Mr. Andrew Levy	Managing Director BOS - Supply Chain Solutions (Summit) Inc.	180,000	66,666
Other directors and officers			156,590

[1]	Mr. Edouard Cukierman held 21,666 ordinary shares directly, 6,424 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd and an additional 12,600 ordinary shares through Cukierman & Co. Investment House & Co. that is indirectly controlled by Mr. Cukierman.

[2]	Brada Investments Limited is discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 140,925 ordinary shares. Mr. Joel Adler holds 29,000 options, which he received as a director.

*	Less than 1%. For additional information see "Section 7B. Related Party Transactions".

        On February 18, 2003 the Company’s shareholders approved the grant of 7,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.84; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant. Due to share fluctuation, at the recommendation of the Board of Directors, the shareholders resolved on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding their appointment.

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

        On May 18, 2006 and in November 2007 the shareholders approved to grant Mr. Edouard Cukierman, the Chairman of the Board of Directors, a total of 21,666 ordinary shares (for no consideration), and 633,876 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan. (see “Section 7B. Related Party Transactions”)

        On May 14, 2009 the shareholders approved the grant to each of the directors of the Company (excluding the external directors and Mr. Edouard Cukierman) 14,000 options to purchase the Company’s ordinary shares in accordance with the Company’s 2003 Israeli Share Option Plan. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $1.00; the options will vest over a four year period from May 14, 2009, in four equal parts and be exercisable within five years from the date of grant.

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

        2003 Plan

        In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 625,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 1 million, and thereafter to 1.5 million, to 2.6 million and in May 14, 2009 to 4.15 million. The Board of Directors has resolved that no further grants shall be made from the previous plans. The Company has elected the benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

        As of May 31, 2009 we had 3,166,955 options outstanding under this plan (of which 1,250,339 are vested) with the exercise prices as set forth below:

Exercise Price Per Share $		Outstanding

Less than $0.01		759,084
	$0.50	7,500
	$0.61	60,000
	$0.697	7,500
	$1.00	629,166
	$1.01	250,000
	$1.044	7,500
	$1.466	7,500
	$1.499	7,500
	$1.68	100,000
	$1.713	7,500
	$2.00	2,929
	$2.28	7,500
	$2.385	400,000
	$2.52	441,800
	$2.57	7,500
	$2.68	420,976
	$2.695	15,000
	$3.00	28,000

Total		3,166,955

        2001 Plan

        In March 2002, the Company’s shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 250,000 ordinary shares were reserved for purchase by the Company’s employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of May 31, 2009, we had 1,160 options outstanding under this plan, at an exercise price of $6.8 per share. All of the outstanding options had vested as of May 31, 2008.

        2000 Plan

        In April 2001, the Company’s shareholders approved our 2000 Employees Incentive Share Option Plan, pursuant to which 112,500 ordinary shares were reserved for purchase. The plan is subject to Section 102 of the Israeli Income Tax Ordinance. As of May 31, 2009, we had 1,250 options outstanding under this plan at an exercise price of $28.00 per share. All of the outstanding options had vested as of April 30, 2008.

        1995 Plans

        In December 1995, the Company’s shareholders approved our 1995 Employee Incentive Share Option Plans.

        The Share Option Plans provide for the grant of options to purchase up to an aggregate of 50,000 ordinary shares. As of May 31, 2009, we had 450 options outstanding under this plan at an exercise price of $18.00. All of the outstanding options had vested as of May 31, 2008.

Item 7:	Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of May 2009, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 13,027,514 shares outstanding as of May 31, 2009.

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

	Shares Beneficially Owned
Name and Address	Number	Percent	Warrants

Catalyst Fund, LP (1)
3 Daniel Frisch Street, Tel-Aviv
64731, Israel	2,117,252	16.3%	270,907

D.S. Apex Holdings Ltd. (2)
Discount Tower, 23 Yehuda Halevi
St., Tel Aviv, Israel	1,601,053	12.29%	270,907

SITA S.A. (3)
27, RTE DE GY 1252 Meinier,
Geneva, Switzerland	878,670	6.7%	-

Bellite Pty Limited (4)
7 Beresford Road, Rose Bay 2029,
NSW, Australia	816,327	6.3%	408,164

(1)	“Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund. Includes 464,160 ordinary shares held by Catalyst Investment L.P. the general partner of Catalyst Fund.

(2)	Refers to the holdings of D.S. Apex Holdings Ltd. and its subsidiaries. Includes 500,307 ordinary shares DS Apex Holdings Ltd. holds for its nostro accounts.

(3)	Mr. Gérard Limat, a member of our board of Directors is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares offered for resale by Bellite Pty Limited.

The changes in holdings of the major shareholders over the last three years, are detailed to the best of our knowledge in the table below:

Holdings as of:	December 31, 2006	December 31, 2007	December 31, 2008	May 31, 2009

Catalyst Fund, LP	1,292,275	2,117,252	2,117,252	2,117,252	[1]

D.S. Apex Holdings Ltd.		1,338,885	1,354,966	1,601,053

SITA		878,670	878,670	878,670

Bellite Pty Limited	-	-	816,327	816,327

1 Includes 464,160 ordinary shares held by Catalyst Investment L.P. the general partner of Catalyst Fund.

The shareholders' holdings reflect their voting rights. The Company's major shareholders do not have different voting rights than other shareholders, with respect to their shares.

As of May 31, 2009, there were 50 record holders of ordinary shares, of which 13 were registered with addresses in the United States, representing approximately 53% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Grant of Shares and Options and to Mr. Cukierman

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 7,500 options at an exercise price of $1.84 under the same terms as all other first time directors. The shareholders also approved, on June 29, 2005, to grant all directors of the Company, an additional 7,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors. Following this decision Edouard Cukierman was granted 7,500 options at an exercise price of $2.695 (see "Section 6E. Share Ownership").

On May 18, 2006 the shareholders approved a grant to Mr. Edouard Cukierman of 21,666 ordinary shares (for no consideration), and 233,876 options to purchase ordinary shares of the Company, pursuant to the Company's 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options' exercise price was equal to the average closing price of the Company's shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders' meeting date at which the grant was approved (the "Grant Date"). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman's services as the Company's Active Chairman in the years 2007-2010, he shall be granted 400,000 options in four equal annual tranches (pro-rated for any part of the Calendar year). The options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The options shall vest on a quarterly basis. The exercise price of the options is $2.385, which was equal to the weighted average of the closing prices of the Company's ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised options shall expire after five years from their respective grant date.

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Mr. Cukierman such number of options amounting, together with options previously granted, to 400,000 options, and such additional options shall be vested upon grant; and (iii) the options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Mr. Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

In 2003, the Company's audit committee and Board approved the engagement of Cukierman & Co., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4%-6% for a consummated private placements. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Service Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

For payments the Company paid and accrued pursuant to the Service Agreement in year 2008 see Note 19 to the Consolidated Financial Statements for the year ended December 31, 2008).

Management Agreement with Shalom Daskal and N-D-P Consulting Ltd.

Starting from November 2008, Mr. Shalom Daskal provides the Company with CEO services through a management agreement by and among the Company, Shalom Daskal and N-D-P Consulting Ltd. In addition, Mr. Daskal is entitled to 400,000 options to purchase the Company's ordinary shares, in connection with his service as a director in the Company's subsidiaries. The terms of the options are as follows: (1) options to purchase 150,000 ordinary shares, which have an exercise price of NIS 0.01 per Ordinary Share and vest and become exercisable in 3 equal semi-annual installments of 50,000 options each, with the first installment vesting upon the lapse of 6 months from November 19, 2008. (2) Options to purchase up to 250,000 ordinary shares, which have an exercise price equal to NIS 4.00. These options vest and become exercisable in 10 equal quarterly installments of 25,000 options each, with the first installment vesting in March 30, 2009 and thereafter upon the lapse of every 4 months.

In May 2009, Mr. Daskal was granted an additional 194,832 options to purchase the Company's ordinary shares. The terms of the options are as follows: (a) 62,832 options to purchase ordinary shares, with an exercise price of $0.00 per ordinary share. The options vest on a quarterly basis starting from January 2009 over a period of four quarters, in four equal parts. The exercise period of these options is 5 years from the commencement of vesting; (b) 132,000 options to purchase ordinary shares, with an exercise price of $1.00 per ordinary share. These options vest on a yearly basis starting from January 2009 over a period of four years, in four equal parts. The exercise period of these options is 5 years from the commencement of the vesting.

December 2007 Private Placement

In December 2007, the Company entered into a Share Purchase Agreement with two of its shareholders, Catalyst Fund and three subsidiaries of D.S. Apex, under which the Company issued 833,560 ordinary shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million). In addition, the Company issued to the investors an aggregate of 541,814 warrants at an exercise price of $2.76, exercisable for four years from their date of issuance.

The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the ordinary shares issued to the investors. The Company filed with the Securities and Exchange Commission a registration statement covering the resale of the ordinary shares and the ordinary shares underlying the warrants issued to Catalyst Fund and D.S. Apex, which became effective on May 20, 2009.

Private Placement Fees

The Company has paid Cukierman &Co. placement fees equal to 6% of the investment amount in cash or ordinary shares with respect to the June 2007 Private Placement, December 2007 Private Placement, the July 2008 Private Placement and the August 2008 Private Placement. In addition, the Company paid 3% placement fees in cash to D.S. Apex with respect to the December 2007 Private Placement (see note 19 to the Consolidated Financial Statements for the year ended December 31, 2008).

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company's shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000. On May 18, 2006, at the recommendation of the audit committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:	Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See "Item 18. Financial Statements".

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from export out of Israel has been as follows:

Year	Export revenues	% of all revenues

2008	$5,559,000	16%

2007	$6,328,000	27%

2006	$6,040,000	29%

Sales outside of Israel in the year 2008 and 2007 do not include sales of Summit, in the amount of $16,928,000 and $1,684,000 respectively.

Legal Proceedings

In January 2008, a former employee of Dimex Solutions, filed a claim against the Company and Dimex Solutions in the Labor Court in Tel Aviv, requiring severance payments for the amount of NIS 306,000 and compensation for delay in payment of said severance payments as of the time of the filing of the lawsuit of approximately NIS 207,000. An attempt to reach a settlement failed and the proceedings are pending a preliminary hearing. At this stage, we are unable to assess the claim's chance of success. The Company's financial statements include a provision in this respect.

In April 2009, Odem filed a claim with the Magistrate's Court of Tel-Aviv, against Nir Tal Computers Systems Ltd. ("Nir Tal"), for an amount of NIS 784,657 alleging that Nir Tal breached its undertakings to distribute Ultra PC computers, under an agreement between the parties. On May 17, 2009, Nir Tal filed a statement of defense and a counter-claim in the amount of NIS 816,115, stating that Odem is the one that has breached the agreement between the parties, by supplying Nir Tal with defective Ultra PCs. On June 18, 2009, Odem filed a statement of defense against the counter claim. The court has referred the proceeding to mediation. At this stage, we are unable to assess the outcome and consequences of this counter-claim. The Company's financial statements do not include a provision in this respect.

In June 2008, a former employee of the Company filed a claim against the Company with respect to the termination of his employment. The former employee demands from the Company payments totaling approximately NIS 208,000. The Company assesses the prospect of claimant as remote. The Company's financial statements do not include a provision in this respect.

In April 2009, Dimex Solutions, was served with a claim seeking unspecified damages, filed by 10Zig Technology Inc. (formerly BOSaNOVA Inc.) ("10Zig"), in the U.S. District Court for the District of Arizona. The claim alleges that Dimex has breached the distribution agreement entered into by the parties in January 2003, by failing to provide the required second level technical support. In May 2009, 10Zig filed a request to include the Company's subsidiary Summit as an additional defendant, and to add allegations related to the misuse by Dimex of customer information. Dimex and Summit filed an Answer on June 12, 2009 denying 10Zig's allegations and presenting various counterclaims. At this stage, we are unable to assess the outcome and consequences of this counterclaim. The Company's financial statements do not include a provision in this respect.

Dividend Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of "profits", as defined under Israeli law. As we cannot currently distribute dividends, no provision has been made for this additional tax in our Financial Statements.

8B.	Significant Changes

Not applicable.

Item 9:	The Offer and Listing

9A.	Offer and Listing Details

Since April 1996, our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the NASDAQ Capital Market under the symbol "BOSC" and "BOSCW," respectively. In September 2000, our shares started to be traded on what is now called the NASDAQ Global Market. In January 2002, our shares began trading also on the Tel-Aviv Stock Exchange (the "TASE"), under the symbol "BOSC", pursuant to the dual-listing regulations of the Israeli Securities Authority. On May 12, 2009, we delisted our ordinary shares from trade on The delisting of the ordinary shares from the TASE does not affect the continued listing of the ordinary shares on the NASDAQ Global Market under the symbol BOSC. After the delisting of the Company's ordinary shares from the TASE, we are no longer subject to reporting requirements in Israel.

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

Under the Israeli Companies Law, there is no requirement to send shareholders of a public company a copy of the Company's annual financial statements. The Company's annual financial statements are available through to the Company's public filings. In reliance on this home country practice, the Company does not distribute it annual financial statements to its shareholder by mail.

In addition, under the Israeli Companies Law the Company was not required to seek shareholder approval for its 2007 rights offering. The Company has relied on this home country practice for an exemption from Nasdaq Marketplace Rule 4350(i)(1).

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected on May 29, 2003.

Period		NASDAQ
		High ($)	Low ($)

2004	Annual	4.00	1.62
2005	Annual	3.74	2.15
2006	Annual	2.97	2.11

2007	Annual	2.90	1.90
	First Quarter	2.63	2.50
	Second Quarter	2.90	2.55
	Third Quarter	2.74	2.30
	Fourth Quarter	2.49	1.90
	December	2.27	1.90

2008	Annual	2.05	0.23
	First Quarter	2.05	1.48
	Second Quarter	1.69	1.40
	Third Quarter	1.38	0.77
	Fourth Quarter	0.79	0.23
	December	0.52	0.23

2009	January	0.49	0.22
	February	0.64	0.47
	March	0.64	0.25
	April	0.60	0.39
	May	0.66	0.40
	June (until June 26)	0.45	0.40

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Stock Exchange (symbol “BOSC”).

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:	Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law. Since then, certain articles of the Article of Association have been amended.

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

(a) Approval of Certain Transactions under the Israeli Companies Law:

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000.

The Israeli Companies Law codifies the fiduciary duties that an Office Holder has to the Company. An “Office Holder” is defined in the Israeli Companies Law as any Director, General Manager or any other Manager directly subordinate to the General Manager and any other person with similar responsibilities.

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

Under the Israeli Companies Law, all arrangements with regard to the compensation of Office Holders who are not Directors require the approval of the Board of Directors. Arrangements regarding the compensation of Directors require Audit Committee, Board and Shareholder approval.

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

(b) Borrowing powers exercisable by the Directors are not specifically outlined in the Company’s Articles of Association, however, according to Article 15: “Any power of the Company which has not been vested in another organ pursuant to the Israeli Companies Law or the articles may be exercised by the Board of Directors”.

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

(b) Voting Rights

All holders of paid-up ordinary shares of the Company have an equal right to participate in and vote at the Company’s general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights. Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Israeli Companies Law or the Company’s Articles of Association (Article 14.3).

(c) Election of Directors.

The Company’s directors are elected by the shareholders at a shareholders’ meeting. The ordinary shares do not have cumulative voting rights in the election of directors. The holders of ordinary shares conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles. In compliance with the Israeli Companies Law, the Company has two external directors. The external directors are also appointed by the shareholders and their term of office is three years. Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a period of 3 years under the Israeli Companies Law.

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

The Articles of Association provide that all shareholder resolutions shall be passed by an ordinary (simple) majority of the votes cast, unless another majority is specified in the Israeli Companies Law or in the Articles (Article 14.3).

6.     Limitations on the rights to own securities

There are no limitations on the rights to own the Company’s securities, including the rights of non-residents or foreign shareholders to do so.

7.     Change of Control

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn’t required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Israeli Companies Law, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar.

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Israeli Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Israeli Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares (an exemption exists where the shareholder held prior to and following February 2000, over 90% of any class of shares, in which case he may purchase additional shares by a tender offer that was accepted by a majority of the offerees). If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

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

Tax Consequences Regarding Disposition of Our Ordinary Shares

In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ordinary shares, provided that such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly and if the shares were purchased upon or after the registration of the shares on the stock exchange.

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

Israeli individual shareholders selling our ordinary shares are subject to 20% tax rate on any real capital gain accrued after January 1, 2003. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of sale or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. Israeli corporate shareholders (which were not subject to the provisions of the Inflationary Adjustments Law, prior to the publishing of amendment no. 147 to the Income Tax Ordinance, in 2005), selling our ordinary shares are subject to a 25% tax rate on any real capital gain. Israeli corporate shareholders which were subject in 2005 to the provisions of the Inflationary Adjustments Law, selling our ordinary shares are subject to the regular corporate tax rates on any capital gain only if such securities were held by such a corporation prior to December 31, 2005.

Taxes Applicable to Dividends distributed

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, if the individual shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 25%.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. In order to obtain such a reduced tax rate, it is necessary to submit an application to the tax assessing officer. Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 25%. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend. The following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

In February 2008, the Israeli legislator adopted an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

U.S. TAXATION

Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

—   an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

—   a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

—   an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

—   a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income of loss.

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

We believe that we were not a PFIC for our 2008 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have not purchased options or entered into swaps or forward or futures contracts and do not use derivative financial instruments for speculative trading purposes.

Foreign currency exchange rate risk:

The results of operation and financial position of Dimex Solutions, whose functional currency is NIS, have been translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements, exposing us to currency translation risk.

In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the New Israeli Shekel and Euro. In periods when the U.S. dollar strengthens against these other currencies, our reported results of operations may adversely affected. Although from time to time we purchase forward exchange contracts to reduce currency transaction risk, these purchases will not eliminate translation risk or all currency risk.

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

The table below presents the account receivables balance by geographical market as of December 31, 2008 and December 31, 2007:

	December 31
	2008	2007

America	$2,194,000	$1,820,000
Europe	1,804,000	1,667,000
Far East	60,000	43,000
Israel and others	9,256,000	5,584,000

	$13,314,000	$9,114,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to its investment of its surplus funds and loans that carry variable interest.

The Company has a conservative investment policy. According to this policy the Company invests in bank deposits.

A material change in interest we receive on our bank deposits or pay on our loans may have an effect on the Company's financial results and cash flow.

Bank Risk

The Company manages its loans in two banks: (i) Bank Leumi which provides credit to the Company and its Israeli subsidiaries and (ii) JPMorgan which provides credit to Summit. In case of adverse changes in the financial position of either of these banks or deterioration in the relations of the Company with either of these banks, our liquidity could be materially adversely affected.

Item 12:	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:	Controls and Procedures

(a) Disclosure controls and procedures.

The Company's principal executive officer and its principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, such principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

(c) Change in Internal Control over Financial Reporting.

There were no changes in the Company's internal controls over financial reporting that occurred during the fiscal year ended December 31, 2008, that have materially affected or are reasonably likely to materially affect these controls.

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

The Company's Board of Directors has determined that Ms. Nelly Assouline, Mr. David Golan and Mr. Ronen Zavlik, all members of the audit committee, are "audit committee financial experts", as defined by the applicable SEC regulations. The experience of each is listed under Item 6A. All are "independent" under the applicable SEC and Nasdaq regulations.

Item 16B:	Code of Ethics

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code is posted on our website and may also be obtained, without charge, upon a written request addressed to the Company's investor relations department.

Item 16C:	Principal Accountant Fees and Services

The Company's principal accountants for the years 2007 and 2008 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer and Arik Eshel, during each of 2007 and 2008:

	Year Ended December 31, 2008		Year Ended December 31, 2007
	Amount	Percentage	Amount	Percentage

Audit Fees	136,298	78%	134,200	94%
Tax Fees (1)	37,566	22%	8,500	6%

Total	173,864	100%	142,700	100%

(1)	“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

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

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Not applicable to Registrant

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2008.

Item 16F:	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:	Corporate Governance

Not applicable.

PART III

Item 17:	Financial Statements

Not applicable.

Item 18:	Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firms	F-2 - F-3
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Operations	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-10
Notes to Consolidated Financial Statements	F-11 - F-54

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were furnished under Form 6-K on March 31, 2009.

Item 19:	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

1.2	Articles of Association, as amended (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.2	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004).

4.3	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 27, 2005).

4.4	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

4.5	Share Purchase Agreement dated as of the October 30, 2007 by and between Donald Levi and Andrew Levi and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.6	Securities Purchase Agreement, dated as of the December 10, 2007, by and between certain investors and the Registrant; Registration Rights Agreement dated as of the December 10, 2007 by and between certain investors and the Registrant; and Form of Warrant dated as of December 31, 2007 issued by the Registrant to certain investors (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.7	Asset Purchase Agreement dated as of the January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.8	Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009 (incorporated by reference to the Company's Amendment no. 2 to Registration Statement on Form F-3 no. 333-152020).

4.9	Finder Fee Letter by and between the Company and T.F.E. Holdings Ltd., dated June 3, 2008 (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-152020).

4.10	Share Purchase Agreement and Registration Rights Agreement dated as of July 16, 2008 by and between certain investors and the Registrant. Form of Warrant dated as of July 16, 2008 issued by the Registrant to certain investors (incorporated by reference to the Company's Amendment no. 1 to Registration Statement on Form F-3 no. 333-152020).

4.11	Share Purchase Agreement and Registration Rights Agreement dated as of August 25, 2008 by and between certain investors and the Registrant. Form of Warrant dated as of August 25, 2008 issued by the Registrant to certain investors (incorporated by reference to the Company's Amendment no. 1 to Registration Statement on Form F-3 no. 333-152020).

4.12	Bank Leumi Le-Israel Agreements: Summary of Economic Terms, Form of Request to Allocate a Credit in Israeli Currency (unlinked), and Form of Request to Allocate a Credit Framework in Debitory Account (unlinked) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.13	Forms of Advised Line of Credit Note, Continuing Security Agreement and Continuing Guarantee by and between BOS - Supply Chain Solutions (Summit), Inc. (formerly known as Summit Radio Corp.) and JPMorgan Chase Bank.

4.14	Credit Line agreements by and between Bank Leumi Le-Israel and each of Odem Electronic Technologies 1992 Ltd. and Dimex Solutions Ltd.; Covenant Letters and Subordination Letters (incorporated by reference to the Company's Amendment no. 2 to Registration Statement on Form F-3 no. 333-152020).

4.15	Framework Agreement between BOS - Supply Chain Solutions (Summit), Inc. (formerly known as Summit Radio Corp.) and a Strategic Customer. (Confidential treatment has been requested with respect to portions of this exhibit, which have been redacted, and the redacted portions have been filed separately with the Securities and Exchange Commission.)

4.16	Form of Loan Agreement and Registration Rights Agreement by and between certain lenders and the Registrant. Form of Warrant issued by the Registrant to certain lenders.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11	Statement of Computation of Earnings Per Share

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2	Consent of Arik Eshel, CPA & Assoc., PC

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.
/s/ Shalom Daskal —————————————— Shalom Daskal Chief Executive Officer	/s/ Eyal Cohen —————————————— Eyal Cohen Chief Financial Officer

Date: June 30, 2009

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

        We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (the “Company”) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Lynk USA Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 9% and 14% in 2008 and 2007, respectively and total revenues constituting 33% and 7% in 2008 and 2007, respectively of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lynk USA Inc., is based solely on the report of the other auditors.

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

        In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2009	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Lynk, USA Inc.

We have audited the accompanying consolidated balance sheets of Lynk, USA Inc. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

As of December 31, 2008 and for the year then ended, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). As of December 31, 2007 and for the year then ended, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lynk USA, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC

New York, NY

March 29, 2009

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,637	$4,271
Trade receivables (net of allowance for doubtful accounts of $65 and $122 at
December 31, 2008 and 2007, respectively)	13,314	9,114
Other accounts receivable and prepaid expenses (Note 3)	1,155	945
Inventories (Note 5)	10,346	8,321

Total current assets	26,452	22,651

LONG-TERM ASSETS:
Severance pay fund	652	687
Investment in other companies (Note 6)	882	2,494
Deferred tax	452	42

Total long-term assets	1,986	3,223

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,128	719

OTHER INTANGIBLE ASSETS, NET (Note 8)	2,418	1,678

GOODWILL (Note 9)	5,361	2,861

	$37,345	$31,132

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$10,299	$5,028
Trade payables	6,458	5,258
Employees and payroll accruals	843	552
Deferred revenues	826	116
Accrued expenses and other liabilities (Note 11)	3,111	1,290

Total current liabilities	21,537	12,244

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	2,256	3,286
Deferred taxes	541	366
Accrued severance pay	929	798
Other long-term liabilities	838	-

Total long-term liabilities	4,564	4,450

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 15):
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 35,000,000 shares at
December 31, 2008 and 2007; Issued and outstanding: 13,027,514 and
10,857,554 shares at December 31, 2008 and 2007, respectively;	13,159	10,628
Additional paid-in capital	55,830	54,758
Accumulated other comprehensive income (loss)	(378)	19
Accumulated deficit	(57,367)	(50,967)

Total shareholders' equity	11,244	14,438

Total liabilities and shareholder's equity	$37,345	$31,132

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2008	2007	2006

Revenues	$50,849	$23,774	$20,917
Cost of revenues	40,850	19,099	16,200

Gross profit	9,999	4,675	4,717

Operating costs and expenses:
Research and development	844	636	486
Sales and marketing	9,712	3,811	2,019
General and administrative	2,029	1,980	3,268
Impairment of goodwill	1,873	-	-

Total operating costs and expenses	14,458	6,427	5,773

Operating loss	(4,459)	(1,752)	(1,056)
Financial expenses, net (Note 17a)	(636)	(469)	(626)
Other expenses, net (Note 2g,)	(1,448)	(6,233)	-

Loss before taxes on income	(6,543)	(8,454)	(1,682)
Taxes on income (tax benefit) (Note 16)	(403)	9	(89)

Loss from continuing operations	(6,140)	(8,463)	(1,593)
Income (loss) from discontinued operations (Note 1c)	(260)	67	1,685

Net income (loss)	$(6,400)	$(8,396)	$92

Basic and diluted net loss per share from continuing operations
(Note 17b)	$(0.51)	$(0.98)	$(0.24)

Basic and diluted net earnings (loss) per share from discontinued
operations (Note 17b)	$(0.02)	$0.01	$0.25

Basic and diluted net earnings (loss) per share (Note 17b)	$(0.53)	$(0.97)	$0.01

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share-based compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2006	6,589,385	6,432	47,588	(112)	21	(42,663)		11,266
Reversal of deferred share-based compensation	-	-	(112)	112	-	-		-
Issuance of Ordinary shares for options exercised	68,747	61	74	-	-	-		135
Share-based compensation expense	21,666	20	411	-	-	-		431
Share-based compensation related to warrants issued to service providers	65,000	58	238	-	-	-	-	296
Warrants related to a convertible note issued to lenders	-	-	131	-	-	-		131
Other comprehensive income:
Net income	-	-	-	-	-	92	$92	92
Loss on available-for-sale marketable securities	-	-	-	-	(2)	-	(2)	(2)

Total comprehensive loss							$90

Balance at January 1, 2007	6,744,798	6,571	48,330	-	19	(42,571)		12,349
Issuance of Ordinary shares for options exercised	23,498	23	23					46
Issuance of shares related to the private placement net	1,471,176	1,483	1,983					3,466
Issuance of shares related to rights offering, net	1,739,412	1,720	2,229					3,949
Issuance of shares related to conversion of convertible note	878,670	831	1,066					1,897
Share-based compensation expense	-	-	516	-	-	-		516
Warrants related to a convertible note issued to lenders	-	-	611	-	-	-		611
Other comprehensive income:
Net loss	-	-	-	-	-	(8,396)	$(8,396)	(8,396)

Total comprehensive loss							$(8,396)

Balance at December 31, 2007	10,857,554	$10,628	$54,758	$-	$19	$(50,967)		$14,438
Issuance of Ordinary shares for options exercised	2,669	3	(3)	-	-	-		-
Issuance of shares related to the private placement, net	1,557,067	1,843	(52)	-	-	-		1,791
Issuance of shares related to acquisition of Dimex, net	610,224	685	546	-	-	-		1,231
Share-based compensation expense	-	-	581	-	-	-		581
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(397)	-		(397)
Net loss	-	-	-	-	-	(6,400)	$(6,400)	(6,400)

Total comprehensive loss	-	-	-	-	-	-	$6,400

Balance at December 31, 2008	13,027,514	$13,159	$55,830	$-	$(378)	$(57,367)		$11,244

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$(6,400)	$(8,396)	$92
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (income) from discontinued operations	260	(67)	(1,685)
Depreciation and amortization	674	418	378
Impairment of Goodwill	1,873	-	-
Capital gain from sale of investment in company	(8)	-	-
Impairment of investments in companies	1,456	5,588	39
Severance pay, net	168	(64)	(75)
Share-based compensation related to warrants issued to service
providers	-	-	296
Capital loss from sale of property and equipment	-	(19)	-
Share-based compensation related to employees	581	516	431
Financial expenses in connection with long-term convertible note	-	710	162
Decrease (increase) in trade receivables	1,547	(687)	(788)
Decrease in deferred taxes, net	(317)	(118)	(70)
Decrease (increase) in other accounts receivable and prepaid expenses	135	(121)	(595)
Decrease (increase) in inventories	308	(1,209)	(697)
Increase (decrease) in trade payables	(328)	(1,135)	790
Increase (decrease) in employees and payroll accruals, deferred
revenues, accrued expenses and other liabilities	727	(11)	(231)

Net cash provided by (used in) operating activities from continuing
operations	676	(4,595)	(1,953)
Net cash used in operating activities from discontinued operations	(260)	-	(446)

Net cash provided by (used in) operating activities	416	(4,595)	(2,399)

Cash flows from investing activities:
Purchase of property and equipment	(251)	(214)	(24)
Proceeds from sale of property and equipment	-	31	-
Proceeds from sale of investment in company	165	-	-
Proceeds from redemption of marketable securities	-	-	1,331
Investment in other companies	-	-	(676)
Acquisitions, net of cash acquired (a,b,c,d)	(8,964)	(4,548)	-

Net cash provided by (used in) investing activities from continuing
operations	(9,050)	(4,731)	631
Net cash used in investing activities from discontinued operations	-	-	(221)

Net cash provided by (used in) investing activities	(9,050)	(4,731)	410

Cash flows from financing activities:
Proceeds from shares issuance, net	1,758	6,625	-
Proceeds from long term bank loans	-	4,203
Proceeds from short and long term bank loans, net	4,242	1,161	660
Proceeds (payments) from long-term convertible note and warrants, net of
issuance expenses	-	(120)	1,319
Payment of long-term convertible note		(351)	(438)
Proceeds from exercise of options	-	46	135

Net cash provided by financing activities	6,000	11,564	1,676

Increase (decrease) in cash and cash equivalents	(2,634)	2,238	(313)
Increase in cash and cash equivalents from discontinued operations	-	-	114
Cash and cash equivalents at the beginning of the year	4,271	2,033	2,232

Cash and cash equivalents at the end of the year	$1,637	$4,271	$2,033

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Supplemental disclosure of cash flow activities:

(i) Net cash paid during the year for:
Interest	$700	$336	$532

Income tax	$200	$38	$180

(ii) Non-cash activities:

Conversion of convertible note into shares	$-	$2,017	$-

Sale of the communication segment in consideration for shares
in Qualmax	$-	$-	$958

Conversion of Qualmax's debt into New World Brand's shares	$-	$-	$1,480

Sale of the communication segment:

Consideration, net	$-	$-	$2,437
Disposal of tangible and intangible assets	-	-	(752)

Capital gain	$-	$-	$1,685

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

(a) Acquisition of Summit

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date	$-	$3,192	$-
Fair value of net intangible assets acquired at acquisition
date	255	2,058	-
Less - Amount acquired by issuance of shares	-	(903)	-

	$255	$4,347	$-

(b) Acquisition of Dimex

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date	$7,326	$-	$-
Fair value of net intangible assets acquired at acquisition
date	5,191	-	-
Less - Amount acquired by issuance of shares	(1,053)	-	-
Less - unpaid balance on account of acquisition	(2,755)	-	-

	$8,709	$-	$-

(c) Acquisition of CYMS Ltd assets and liabilities

Fair value of net tangible assets acquired (excluding cash
and cash equivalents) and liabilities assumed at
acquisition date	$-	$11	$-
Fair value of net intangible assets acquired at acquisition
date	-	55	-
Less amount acquired by issuance of shares	-	(15)	-

	$-	$51	$-

(d) Acquisition of OptimizeIT assets and liabilities

Fair value of net intangible assets acquired at acquisition
date	-	$170	-
Less amount acquired by issuance of shares	-	(20)	-

	$-	$150	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS”) is an Israeli corporation (together with its subsidiaries the “Company”).

The Company has two operating segments, the Mobile and RFID Solutions segment and the Supply Chain Solutions segment.

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	Dimex Solutions Ltd. (previously BOScom Ltd.), which purchased on March 2008 all of Dimex Systems Ltd. assets and activities, and its wholly owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008and purchased all of Dimex Hagalil Ltd. assets and activities (together: “Dimex”). Dimex is a part of the Mobile and RFID segment;

(2)	Odem Electronic Technologies 1992 Ltd., which was purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, the Company’s holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market. Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. (“Quasar Telecom”), which is inactive.

In the U.S.:

(1)	Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of Odem and a part of both the Mobile and RFID and the Supply Chain Solutions segments;

(2)	Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.	Summit Radio Corp., part of the Supply Chain Solutions segment, was purchased on November 21, 2007 from Summit’s shareholders. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industry.

b.	Pacific Information Systems, Inc. (“PacInfo”), a Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, are no longer active.

(3)	BOS Delaware Inc., a Delaware corporation, which operations ceased in 2002.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

In Europe:

BOScom had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, these subsidiaries are no longer active.

In addition, the Company holds shares in three other companies:

1. Surf Communication Systems Ltd. (“Surf”), is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2008, the Company holds 6.1% of the outstanding shares of Surf (see note 2g).

2. Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (“QMXI.PK”), and its subsidiary New World Brands Inc. (OTC: NWBD.OB) (“NWB”). The Company holds 17.87% of the issued and outstanding shares of Qualmax Inc. and 2.38% of the issued and outstanding shares of NWB as of December 31, 2008 (see note 20a). The Company’s holdings in Qualmax and NWB were received as the consideration for the sale of the communication segment (see c).

b.	Business combination:

Acquisition of Summit:

On November 21, 2007 the Company purchased 100% of the outstanding shares of Summit, from Summit’s shareholders. In consideration for Summit’s shares the Company (i) issued 360,000 of the Company’s Ordinary shares subject to “lock-up”periods of 1-2 years and (ii) paid an amount of $4,472 in cash. In addition, Summit’s selling shareholders will receive contingent consideration up to $500, based on performance in the years 2008 and 2009. As of December 31, 2008 the Company accrued $60in related with the earn out of year 2008.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Summit As of November 21, 2007	Estimated useful life

Cash	$451
Tangible assets (1)	3,192
Backlog (2)	55
Customer list (3)	167	12 years
Non-competing rights (4)	40	6 years
Deferred tax liability	(113)
Goodwill	1,909

Total purchase price	$5,701

(1)	Includes fair value of inventory – Reflects the expected profit from realization of the inventory.

(2)	Backlog – The economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the Backlog.

(3)	Customer list – The Company’s allocation of purchase price is valued the acquired customer list by calculating cash flow benefit based on income approach.

(4)	Non-competing rights – The value of the non-competing right is calculated by assessing the economic damage which might occur due to possible competing by the Sellers, and which is mitigated by having a non-competing agreement. The value of the non-competing right is the discounted cash flow which relates to portion of the Company’s income that could have been lost if the Sellers would compete.

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

The results of operations of Summit have been included in the Company’s consolidated statements of income since the completion of the acquisition in November 21, 2007. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Summit occurred January 1, 2006:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

	Year Ended December 31,
	2007	2006
	(unaudited)

Revenues	$39,110	$36,436
Net income (loss)	$(8,669)	$309
Net income per share - basic and diluted	$(1.00)	$0.05

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of at January 1, 20076, or of the results that may occur in the future.

Acquisition of Dimex:

In March 2008, BOScom Ltd. (now Dimex Solutions) and its subsidiary Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and its subsidiary, Dimex Hagalil Ltd. Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12,426). The consideration is comprised of cash, payable over a 24-month period and of 500,224 BOS shares.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

March 1, 2008

Cash consideration	$4,253
Issuance BOS shares (1)	1,053
Deferred payment (include transaction costs of $181)	7,120

Total purchase price	$12,426

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Dimex	Estimated useful life

Cash	$11
Tangible assets	7,326
Customer list (1)	462	6 years
Brand name (2)	704	8 years
Backlog (3)	29
Deferred tax liability	(305)
Goodwill	4,199

Total purchase price	$12,426

(1)	Customer list – The Company’s allocation of purchase price is valued the acquired customer list by calculating cash flow benefit based on income approach.

(2)	Brand name – The Company’s allocation of purchase price is valued the acquired Brand name by calculating cash flow benefit based on relief from royalties approach.

(3)	Backlog – The economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the Backlog.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The results of operations of Dimex are included in the consolidated financial statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The results of operations of Dimex have been included in the Company’s consolidated statements of income since the completion of the acquisition in March 1, 2008. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Dimex occurred at January 1, 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Unaudited)	(Unaudited)

Revenues	$52,924	$36,969
Net loss	$(6,300)	$(8,515)
Net income per share - basic and diluted	$(0.50)	$(0.98)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of at January 1, 2007, or of the results that may occur in the future.

Acquisition of Cyms Ltd. and OptimizeIT:

On July 1, 2007, the Company entered into an agreement with Cyms Ltd. (“Cyms”), to purchase its assets and liabilities, for an aggregate consideration of $ 66 which was paid by issuance of 5,594 shares of the Company and cash payment of $51. The assets of Cyms were transferred into the Company on July 1, 2007.

On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $ 170 which was paid by issuance of 8,000 shares of the Company and a cash payment of $150. The assets of Optimize IT were transferred into the Company on October 1, 2007. In December 2008 the company decided to cease the operation of this product line (see note 1c)

The Company’s consolidated financial statements reflect the purchase price determined as follows:

	Cyms July 1, 2007	OptimizeIT November 21, 2007

Issuance of shares (1)	$15	$20
Cash consideration	51	150

Total purchase price	$66	$170

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Cyms	OptimizeIT	Estimated useful life

Tangible assets	$11	$-
Technology (1)	55	-	6 years
Research and development in process	-	170

Total purchase price	$66	$170

(1)	The Company’s allocation of purchase price valued the acquired technology by calculating cash flow benefit as a direct result of the technology.

The Company recorded a charge of $170 with respect to the OptimizeIT transaction related to in process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

The Cyms and OptimizeIT transactions have been treated as asset acquisitions on the basis of the fair values exchanged.

c.	Discontinued operations:

The Company has accounted for discontinued operations, in accordance with EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations”. As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operation, have been reclassified in the accompanying statements of operations as discontinued operations.

Statement of operation of discontinued operations

	Year ended December 31,
	2008	2007	2006

Revenues	$61	$-	$-
Cost of revenues	-	-	-
Operating expenses	321	170	752

Operating loss	(260)	(170)	(752)
Gain derived from sale of the
discontinued operations	-	237	2,437

Net income (loss)	$(260)	$67	$1,685

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

Statement of operation of Cash flows of discontinued operations

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities
Gain (Loss) from discontinued operations	$(260)	$67	$1,685
Depreciation and amortization of equipment and intangibles	-	170	-
Capital gain	-	-	(2,052)
Adjustments due to changes in working capital	-	(237)	(79)

Net cash flows used in operating activities	$(260)	$-	$(446)

Cash flows from investing activities
Communication sales costs	$-	$-	$(221)

Net cash flows used in investing activities	$-	$-	$(221)

1.	Cease the operations of Pacific Information Systems Inc

On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. (“PacInfo”), a U.S. corporation. PacInfo was a reseller of computer networking products. During the fourth quarter of 2002, the Company ceased the operation of Pacific. In year 2007 the Company recorded a non cash gain of $237 related to this product line.

2.	Sale of communication segment:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

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

The loan to IP gear was converted into shares as follow:

a.	In May 2006, Qualmax issued to the Company 244,755 shares, at a price of $1.43 per share, resulting in an amount of $350.

b.	In June 2006, Qualmax issued BOS an additional 174,825 shares, reducing the principal amount of the loan to $400.

c.	The Company signed in December 2006 an agreement with Qualmax and its subsidiaries, NWB and IP Gear, pursuant to which, the outstanding debt of Qualmax to the Company, in the amount of $1,480 (which included long-term debt, outsourcing fees, royalties and other debts), was repaid to the Company through the issuance 16,446,544 shares of NWB.

The Company’s registration rights with respect to the Qualmax shares shall also apply to NWB shares. In addition, the Company agreed to enter into a lock up agreement, restricting the transfer of its share holdings in Qualmax and in NWB, for up to two years.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option that will expire on December 31, 2009, to purchase up to 30% of the NWB’s shares held by the Company, at prices ranging from $0.12 to $0.24 per share of Common stock. As of December 31, 2008 the conditions have not been met, hence the option has not been granted and the fair value of the option is $0.

During year 2008 the company sold 6.6 million shares of NWB for total consideration of $165 and recorded a gain of $8. During year 2008 the Company recorded losses in amount of $368 and $376, to other-than-temporary impairment related to NWB and QMX (see note 2g).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

As of December 31, 2008 the company holds 17.87% of the issued and outstanding Common stock of QMX and 2.38% of the issued and outstanding Common stock of NWB (see note 20a).

As of December 31, 2008, the restriction on the sale of shares held in NWB terminated and as a result the shares should be recorded at fair value. Therefore, the Company accounts for its holdings in Qualmax and NWB shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. The investment in Qualmax, which is traded in the Pink Sheet presented at cost according to APB 18 due to low trading volume in share.

For the year ended December 31, 2006, the Company’s consolidated financial statements reflected a capital gain from the sale of the communication segment, which was determined as follows:

Year ended December 31,
2006

Consideration:
Ordinary shares of Qualmax (1)	$957
5.50652 series A Preferred stock of NWB (2)	1,480

Total consideration	2,437

Cost:
Disposal of assets (liabilities) related to the
communication segment	752

Total cost	752

Capital gain	$1,685

There	was no capital gain in 2008 and 2007 with respect to the discontinued operation.

(1)	Valued at $1.43 per share.

(2)	5.50652 series A Preferred stock convertible into 16.5 million shares of Common stock of NWB. Each share of Common stock is valued at $0.09 per share.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: – GENERAL (Cont.)

3.	On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $ 170 which was paid by issuance of 8,000 shares of the Company and a cash payment of $150. The assets of Optimize IT were transferred into the Company on October 1, 2007. In December 2008 the Company decided to cease the operation of this product line (see note 20b)

Summarized selected financial information and cash flows of the discontinued operations are as follows:

Year ended December 31,
2008

Revenues	$61
Cost of revenues	-

Operating expenses:
Research and development	153
Sales and marketing	168

Total Operating expenses	321

Operating loss	(260)
Gain derived from sale of the
discontinued operations	-

Net income (loss)	$(260)

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the discontinued product line operations for 2008, 2007 and 2006, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The financial statements of certain subsidiary, whose functional currency is other than dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’equity in accumulated other comprehensive income (loss).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash purchased with original maturities of less than three months.

e.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined as moving average cost method.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2008 and 2007, inventory is presented net of $1,059 and $358, respectively, for technological obsolescence and slow moving items (see also Note 5).

f.	Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

There were no grants in 2008, 2007 and 2006.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investment in other companies:

1.	Investment in NWB and QMX:

The Company accounts for its holdings NWB shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses, net of the related tax effect as of December 31, 2008, are included in other comprehensive income. The investment in Qualmax, which is traded in the Pink Sheet presented at cost according to APB 18 due to hardly no trading volume in share. Management evaluates investments in other companies for evidence of other than temporary declines in value. During 2008 and 2007, an impairment loss, due to other than temporary decline, of $744 and $5,588 has been recorded, accordingly and presented in other expenses, net in the consolidated statements of operations for both investments.

As of December 31, 2008 the Company holds 17.87% of the issued and outstanding Common stock of QMX and 2.38% of the issued and outstanding Common stock of NWB (see note 20a)

In accordance with the Company’s policy, FASB Staff Position (FSP) No. SFAS 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities,” the Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities’ carrying amount and its fair value. Accordingly, during 2008 and 2007, an impairment loss, due to other than temporary decline, of $744 and $5,588 has been recorded and presented in other expenses, net in the consolidated statements of operations.

2.	Investment in Surf:

The Company holding in Surf as of December 31, 2008 is 6.1% of Surf’s issued and outstanding shares. The Company’s investment in Surf is accounted for based on the cost accounting method.

The Company’s investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). During 2008, an impairment of $712 has been recorded in “other expenses” in the statement of operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period
		of the lease or the life of the assets)
Motor vehicles	15
Plant	4

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2008, 2007 and 2006, no impairment losses have been identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS 142 goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company’s Mobile and RFID operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2008 impairment in the amount of $1,873 was recorded attributable to the supply chain reporting unit. In years 2007 and 2006, no impairment losses have been identified.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Research and development costs:

Statement of Financial Accounting Standards 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of royalty baring grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

l.	Severance pay:

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

The Company’s payroll includes employees regarding whom its liability for severance pay is calculated pursuant to article 14 of Israel’s Severance Pay Law. The Company currently deposits the corresponding amounts to the relevant pension funds. As a result, the Company is released from the fulfillment of the obligation pursuant to Israel’s Severance Pay Law. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company’s control.

Severance expenses for 2008, 2007 and 2006 amounted to $593, $275 and $298, respectively.

m.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from product sales, related to both supply chain and Mobile and RFID segments, are recognized in accordance with Staff Accounting Bulletin 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Most of the Company’s revenues are generated from sales of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company’s products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees, related to the Mobile and RFID segment, is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”(“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109.

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

o.	Concentrations of credit risk:

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

p.	Basic and diluted net earnings (loss) per share:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, were 4,013,309, 3,305,333 and 1,386,424 for the years ended December 31, 2008, 2007 and 2006, respectively.

q.	Accounting for share-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. The Company has applied the provisions of Staff Accounting Bulletin 107 (“SAB 107”) in its adoption of SFAS 123(R).

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently use the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2008, 2007 and 2006 is estimated on the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
	2008	2007	2006

Risk free interest	1.52%	4.62%	4.91%
Dividend yields	0%	0%	0%
Volatility	37%	58%	78%
Expected option term	3.43 years	5.68 years	3.44 years
Forfeiture rate	10%	15%	15%

During 2008, 2007 and 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 581, $516 and $ 727 respectively as follows:

	Year ended December 31,
	2008	2007	2006

Selling and marketing	$169	$296	$152
General and administrative	412	220	575

Total Stock-based compensation expense	$581	$516	$727

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

s.	Impact of recently issued accounting pronouncements:

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the Financial Accounting Standards Board ratified a consensus opinion reached by the Emerging Issues Task Force (“EITF”) on EITF Issue 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). The guidance in EITF 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The consensus in EITF 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The Company is evaluating the impact EITF 07-1 will have on its financial statements. The Company currently does not believe that the adoption of EITF 07-1 will have a significant effect on its financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”(“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for the Company current subsidiaries.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company statements evaluated the impact of FAS No. 162 on the Company’s financial statement and the adoption of the statement did not have a material effect on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in the financial statements at fair value on a recurring basis, to have a material impact on its financial position, statements of operations or cash flows.

In October 29, 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. The company is currently evaluating the potential impact of adopting this FSP on its disclosures in the financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: – OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2007

Government authorities	$283	$363
Advances to suppliers	445	405
Prepaid expenses	136	129
Deferred tax	241	19
Other	50	29

	$1,155	$945

NOTE 4: – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS 157, the Company measures its investment in NWB and Surf at fair value. Investment in NWB is classified within level 1 because it is valued using quoted market prices in an active market. Investment in Qualmax is classified within level 2 because it is valued by other inputs that are directly or indirectly observable in the marketplace. Investment in Surf is classified within Level 3, because it valued using unobservable inputs which are not supported by market activity.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2008:

	Level 1	Level 2	Level 3

Investment in NWB	$168	$-	$-

Investment in QMX	-	443	-

Investment in Surf	-	-	271

Total	$168	$443	$271

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company's Level 3 instrument consists of a cost method investment in Surf (see Note 6).

Investment in Surf

Balance, January 2008	$983

Transfer to Level 3	-

Total realized losses	(712)

Balance, end of period	$271

NOTE 5: – INVENTORIES

	December 31,
	2008	2007

Raw materials	$586	$206
Finished products	9,760	8,061

	$10,346	$8,321

The inventories are presented net of write-off for technological obsolescence and slow moving items of $1,059 and $358 as of December 31, 2008 and 2007, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: – INVESTMENT IN OTHER COMPANIES

The Company’s investments in companies comprise of:

	December 31,
	2008	2007

Surf Communication Systems Ltd. (see note 2g)	$271	$983

Qualmax Inc. (see note 1d and 2h)	443	819

New World Brands Inc. (see note 1d and 2h)	168	692

	$882	$2,494

NOTE 7: – PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2008	2007

Cost:
Computers and software	$2,218	$1,942
Office furniture and equipment	984	562
Leasehold improvements and plant	1,258	1,313
Vehicles	222	60

	4,682	3,877

Accumulated depreciation:
Computers and software	2,097	1,794
Office furniture and equipment	584	431
Leasehold improvements and plant	860	928
Motor vehicles	13	5

	3,554	3,158

Depreciated cost	$1,128	$719

Depreciation expenses amounted to $261, $123 and $171 for the years ended December 31, 2008, 2007 and 2006, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: – OTHER INTANGIBLE ASSETS

	December 31,
	2008	2007

Cost:
Backlog	$82	$55
Non-competing rights	40	40
Technology	226	226
Brand name	674	-
Customer list	2,618	2,177

	3,640	2,498

Accumulated amortization:
Backlog	80	55
Non-competing rights	7	1
Technology	196	178
Brand name	70	-
Customer list	869	586

	1,222	820

Amortized cost	$2,418	$1,678

Amortization expenses amounted to $413, $439 and $207 for the years ended December 31, 2008, 2007 and 2006, respectively.

Estimated amortization expenses for the years ended:

December 31,

2009	413
2010	396
2011	385
2012	385
2013 and thereafter	839

$2,418

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: – GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2008 and 2007 is as follows:

	Mobile and RFID	Supply chain solutions	Total

Balance as of January 1, 200$	$-	$952	$952

Acquisition of Summit	-	1,909	1,909

Balance as of December 31, 2007	$-	$2,861	$2,861

Acquisition of Summit	-	230	230

Acquisition of Dimex	4,143	-	4,143

Impairment	-	(1,873)	(1,873)

Balance as of December 31, 2008	$4,143	$1,218	$5,361

In accordance with Statement of Financial Accounting Standards No. 142, (“SFAS 142”), Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company’s reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

In connection to the annual impairment test perform on December 31, of each year and due to the decline of the Company’s market capitalization as result of the overall global economic conditions and its impact on the Company’s business operations as of December 31, 2008, it was determined that goodwill has been impaired. The Company assess whether goodwill carried on the books need to be written down.

The Company assets whether the goodwill carried in the books is in accordance with the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash flow approach to measure the fair value of the reporting units of the Company, the result of which indicated that the carrying amount of the Supply chain reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, fair value of the supply chain reporting unit of the Company, as determined in the first step, was assigned to the reporting unit’s individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the current amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: – SHORT-TERM BANK LOANS

Loan currency	Weighted Interest Rate as of December 31, 2008	December 31,
	%	2008	2007

NIS	4.38	$4,449	$1,380
Euro	5.00	557	590
$	2.92	4,622	2,415

		9,628	4,385
Add current maturities	4.61	671	643

		$10,299	$5,028

The repayment the Company’s bank debt is secured by a first priority floating charge on all of the Company’s assets, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of its lenders.

The Companies loan agreements also contain various covenants which require that the Company maintains certain financial ratios related to shareholder’s equity and operating results. As of December 31 2008, the Company meet the Bank’s covenants as revised (see note 20g).

NOTE 11: – ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2007

Government of Israel - royalties and V.A.T	$448	$416
Professional services	327	342
Short term deferred tax	69	75
Liability to Dimex sellers (1)	1,811	-
Other	456	457

	$3,111	$1,290

(1) See Note 20c.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: – LONG-TERM BANK LOANS

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted Interest Rate as of December 31, 2008	December 31,
	%	2008	2007

NIS	5.60	$1,927	$1,479
$	2.70	1,000	2,450

		2,927	3,929
Less - current maturities	4.61	671	643

		$2,256	$3,286

The repayment of the Company’s bank debt is secured by a first priority floating charge on all of the Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of its lenders.

The Company’s loan agreements also contain various covenants which require that the Company maintain certain financial ratios related to shareholder’s equity and operating results. As of December 31 2008, the Company meet the Bank’s covenants as revised (see note 20g)

b.	The loans mature in the following years subsequent to the balance sheet dates:

First year (current maturities)	671
2010	2,235
2011	14
2012	7
2013	-

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: – LONG-TERM CONVERTIBLE NOTE

In September 2005, the Company entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $1,500 principal amount, due September 2008 (the “Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share (the “Warrant”). The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.. The registration statement became effective on February 8, 2006.

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

The registration statement became effective on December 5, 2006.

On June 21, 2007, the Company entered into an agreement with the Investor, pursuant to which the Investor converted the entire outstanding principal amount of Convertible Note of the Second and the Third Agreements of approximately $ 2,223 into 878,670 Ordinary Shares of the Company at a conversion price of $2.53. As a result the Company recorded expenses upon conversion of $611 in year 2007.

NOTE 14: – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)	Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2006 through 2008.

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $3,474, in respect of these grants.

NOTE 14: – COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

b)	The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2006 through 2008.

As of December 31, 2008, the Company has an outstanding contingent obligation to pay royalties including interest of $84 with respect to these grants.

2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2012. Minimum future rental payments for 2009, 2010, 2011, and 2012 are $132, $63, $58 and $5 respectively.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2009. The maximum breach of contract fees can amount to $71.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2008, 2007 and 2006 amounted to $699, $407 and $343, respectively.

b.	Litigation

1.	In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 (approximately $80). The plaintiff also demands compensation for delay in payment of the said severance pay of NIS 207 (approximately $54). The Company is yet to file its statement of defense. The Company’s financial statements include a provision in this respect.

2.	A former employee of the Company claims before the Ministry of Defense Employment Committee (which is a special tribunal) that the Company alleged breach the law by terminating his employment. on The employee claims from the Company compensation in the amount of o $40 and additional amount of approximately $15. The Company assesses the prospect of claimant as remote. The Company’s financial statements do not include a provision in this respect.

3.	In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeked an amount of approximately 3.3 million Euros and additional remedies. In June 29, 2008, the parties entered into a settlement agreement, pursuant to which they waive their respective claims against each other and shall terminate the court proceedings they had initiated on the basis of these claims. In connection with such settlement, the Company paid BOSâNOVA an amount of $20and offer it a rebate of $40on future purchases.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY

a.	Private placements:

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

On December 31, 2007 the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 25,007 Ordinary Shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

In March 2008, Dimex Solutions Ltd. purchased the assets and activities of Dimex Systems Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased assets and activities of Dimex Hagalil Ltd., a subsidiary of Dimex Systems Ltd. Portion of the acquisition expenses were paid by issuance of 110,000 shares.

On July 9, 2008 the Company entered into a definitive private placement agreement with three foreign investors. The agreement is for the issuance of an aggregate of 740,740 Ordinary Shares at a price per share of $1.35 or $1,000in total. In addition, the Company issued to the investor’s 370,370 warrants. The exercise price of the warrants is $1.60 per ordinary share, exercisable for two years from their date of issuance to purchase ordinary shares at a purchase price of $1.60 per ordinary share.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

On August 25, 2008 the Company entered into a definitive private placement agreement with an Australian investor. The agreement is for the issuance of an aggregate of 816,327 Ordinary Shares at a price per share of $1.225 or $1,000in total. In addition, the Company issued to the investor’s 408,164 warrants. The exercise price of the warrants is $1.475 per ordinary share, exercisable for two years from their date of issuance for purchase of ordinary shares at a price of $1.475 per share.

The Company’s outstanding warrants to shareholders as of December 31, 2008 are as follows:

Exercise price	Outstanding and exercisable warrants as of December 31, 2008	Weighted average exercise Price of outstanding warrants	Weighted average remaining contractual life (years)	Weighted average exercise price of warrants exercisable

$1.48	408,164	$1.48	1.67	$1.48
$1.60	370,370	$1.60	1.50	$1.60
$2.76	541,814	$2.76	3.00	$2.76

	1,320,348	$1.95	2.06	$1.95

b.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan (the “Plan”), pursuant to which 625,000 Ordinary Shares are reserved for purchase by employees, directors, consultants and service providers of the Company. During 2005 – 2007, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the Plan, to 2,600,000. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2008 an aggregate of 150,988 of these options are still available for future grants. Each option granted under the Plans expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company’s employees and director’s stock option activity and related information for the year ended December 31, 2008, is as follows:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2008	1,820,196	$2.47	5.62	$140
Changes during the year:
Granted	597,500	$0.86
Exercised	(2,669)	$1.42
Forfeited or cancelled	(93,170)	$2.59

Outstanding at December 31, 2008	2,321,857	$2.05	4.77	$50

Vested and expected to vest	1,932,832	$2.05	4.77	$11

Exercisable at December 31, 2008	736,982	$2.41	3.46	$16

The weighted-average grant-date fair value of options granted during the year ended December 31, 2008 2007 and 2006 was $ 0.38, $ 1.43 and $1.45 respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company Ordinary Shares on December 31, 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008.

Total aggregate intrinsic value of options exercised for the year ended December 31, 2008 and 2007 was $ 4 and $ 14 respectively. The aggregated intrinsic value of options outstanding for the year ended December 31, 2008 and 2007 was $368 and $277, respectively (the difference between the fair market value of the Company Ordinary Shares on grant date and the exercise price, multiplied by the number of in-the-money options). As of December 31, 2008 there was $ 716 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 25 months.

Cash received from exercise of options for the years ended December 31, 2008, 2007 and 2006 were approximately $ 0, $ 46 and $135 respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2008 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2008	Weighted average remaining contractual Life of options exercisable (years)

$ 0	220,331	5.20	70,331	5.20
$ 0.61	60,000	4.88	-	-
$ 0.70	7,500	4.88	-	-
$ 1.04	7,500	4.39	-	-
$ 1.05	250,000	4.88	-	-
$ 1.47	7,500	4.34	-	-
$ 1.50	7,500	4.50	-	-
$ 1.68	100,000	9.24	-	-
$ 1.71	7,500	4.34	-	-
$ 2.00	2,929	4.67	2,929	4.67
$ 2.28	7,500	1.49	7,500	1.49
$ 2.39	400,000	5.75	100,000	-
$ 2.48	5,000	0.12	5,000	0.12
$ 2.52	667,000	5.60	166,750	-
$ 2.57	10,000	2.70	5,000	-
$ 2.58	67,261	0.13	33,631	0.13
$ 2.63	7,500	2.13	5,000	2.13
$ 2.68	420,976	2.38	280,648	2.38
$ 2.70	15,000	2.39	10,000	2.39
$ 3.00	48,000	3.65	47,333	3.65
$ 6.80	1,160	2.48	1,160	2.48
$ 18.00	450	0.86	450	0.86
$ 28.00	1,250	1.40	1,250	1.40

	2,321,857	4.77	736,982	3.46

c.	Warrants issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes options pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively. No warrants were granted to service provider during years 2008 and 2007.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2008, 2007 and 2006 were $0, $43 and $116, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: – SHAREHOLDERS’ EQUITY (Cont.)

The Company’s outstanding warrants to service providers as of December 31, 2008 are as follows:

Range of exercise price	Outstanding and exercisable warrants as of December 31, 2008	Warrants outstanding Weighted average exercise price	Weighted average exercise price of warrants exercisable	Weighted average remaining contractual life (years)

$ 2.3	10,000	$2.30	$2.30	2.00
$ 3.08	10,000	$3.08	$3.08	-
$ 4.00	75,000	$4.00	$4.00	-
$ 4.04	227,403	$4.04	$4.04	3.10
$ 5.30	48,701	$5.30	$5.3	4.63

	371,104	$4.12	$4.12	3.24

NOTE 16: – TAXES ON INCOME

a.	Reduction in corporate tax rate:

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003

b.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2008, in the amount of approximately $38,964. These losses may be carryforward and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2008, the U.S. subsidiaries had U.S. Federal and State net operating loss carryforward of approximately $8,847, which can be carried forward and offset against taxable income for 15 to 20 years. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: – TAXES ON INCOME (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2008	2007

Assets in respect of:

Property, plant and equipment	$9	$21
Allowances and provisions	328	517
Net operating loss carry forward	12,337	11,445

	12,674	11,983
Liabilities in respect of intangible assets	(609)	(441)

Net deferred tax assets before valuation allowance	12,065	11,542
Valuation allowance (1)	(11,982)	(11,922)

Net deferred tax assets (liability)	$83	$(380)

(1)	The Company has provided valuation allowances on part of deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning their ability to realize these deferred tax assets in the future.

	December 31,
	2008	2007

Presented in balance sheet:

Current assets	$241	$19
Long-term assets	452	42
Current liabilities	(69)	(75)
Long-term liabilities	(541)	(366)

Net deferred tax assets (liability)	$83	$(380)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: – TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2008	2007	2006

Current	$22	$80	$17
Prior years	(4)	47	-
Deferred	385	(118)	(106)

	$(403)	$9	$(89)

Domestic	$246	$16	$(106)
Foreign	157	(7)	17

	$(403)	$9	$(89)

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2008	2007	2006

Domestic	$(4,896)	$(8,378)	$(1,682)
Foreign	(1,647)	(76)	-

	$(6,543)	$(8,454)	$(1,682)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: – TAXES ON INCOME (Cont.)

f.	Effective tax

loss before taxes on income from operating activities related to continuing operations	$(6,543)	$(8,454)	$(1,682)

Statutory tax rate	31%	29%	31%

Provision at statutory tax rate	(2,028)	(2,452)	(521)
Non-deductible expenses	1,565	290	21
Deferred taxes on losses reserves and allowances for which a valuation allowance was provided	60	2,171	411

Taxes on income (tax benefit)	$(403)	$9	$(89)

g.	Tax assessments:

BOS Dimex and Quasar have final assessments through 2003. Odem has final assessments through 2004.

h.	The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company’s consolidated financial statements.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s consolidated statements of operations.

The Company and its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states in the U.S. and Israel jurisdiction. BOS, Dimex Solutions and Quasar may be subject to examination by the Israel tax authorities for fiscal years 2003 through 2008. Odem may be subjected to examination by the Israel tax authorities for fiscal years 2004 through 2008. Dimex Galil may be subjected to examination by the Israel tax authorities for fiscal year 2008.Link USA (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) for fiscal years 1998 through 2007.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17: – SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2008	2007	2006

Financial income:
Interest on bank deposits and marketable
securities	$35	$122	$73
Other (mainly foreign currency translation
income)	92	-	65

	127	122	138

Financial expenses:
In respect of bank loans and convertible
note	(763)	(585)	(694)
Other (mainly foreign currency translation
losses)	-	(6)	(70)

	(763)	(611)	(764)

	$(636)	$(469)	$(626)

b.	Earnings (loss) per share:

1.	Numerator:

Numerator for basic and diluted net
earnings (loss) per share:
Loss from continuing operations	$(6,140)	$(8,463)	$(1,593)
Income (loss) from discontinued
operations	(260)	67	1,685

Net earnings (loss) available to
Ordinary shareholders	$(6,400)	$(8,396)	$92

2.	Denominator (in thousands):

Basic weighted average Ordinary shares
outstanding (in thousands)	11,979	8,651	6,675

Diluted weighted average Ordinary
Shares outstanding (in thousands)	11,979	11,783	6,793

Basic and diluted net loss per share
from continuing operations	$(0.51)	$(0.98)	$(0.24)

Basic and diluted net earnings (loss)
per share from discontinued
operations	$(0.02)	$0.01	$0.25

Basic and diluted net earnings (loss)
per share	$(0.53)	$(0.97)	$0.01

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18: – SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2007 and subsequent to the acquisition of Summit, the Company manages its business in two reportable segments, consisting of the Mobile and RFID Solutions segment and Supply Chain Solutions segment. Amounts for fiscal year 2006 had been recast to conform with the current management view.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit.

a.	Revenues, gross profit and assets for the operating segments for the years 2008, 2007 and 2006 were as follow:

	Mobile and RFID	Supply Chain Solutions	Not allocated	Consolidated

2008

Revenues	$12,379	$38,470	$-	$50,849

Gross profit	$3,834	$6,165	$-	$9,999

Assets related to segment	$20,918	$15,545	$1,258	$37,721

2007

Revenues	$2,673	$21,101	$-	$23,774

Gross profit	$1,436	$3,239	$-	$4,675

Assets related to segment	$1,205	$27,002	$2,925	$31,132

2006

Revenues	$2,344	$18,573	$-	$20,917

Gross profit	$1,401	$3,316	$-	$4,717

Assets related to segment	$243	$13,700	$10,586	$24,529

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18: – SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2008, 2007 and 2006 based on the location of customers:

	Year ended December 31,
	2008		2007		2006
	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)

America	$12,671	$1,097	$5,420	$2,225	$2,848	$-
Far East	1,342	-	964	-	2,019	-
Europe	7,490	-	1,511	-	1,173	-
Israel and others	29,346	7,810	15,879	3,033	14,877	3,101

	$50,849	$8,907	$23,774	$5,258	$20,917	$3,101

Total revenues are attributed to geographical areas based on the location of customers in accordance with Statement of Financial Accounting 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

*)	Long-lived assets comprise of goodwill, intangible assets and property, plant and equipment.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2008	2007	2006

Customer A (Mobile and RFID Segment)	2%	4%	7%

Customer B (Supply Chain Segment)	11%	21%	24%

Customer C (Supply Chain Segment)	13%	3%	-

NOTE 19: – RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company’s audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company’s Board, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provides that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19: – RELATED PARTIES (Cont.)

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co. are:

	Payments made in Year ended December 31,				Accrued liability as of December 31,
	2008	2007		2006	2008

Business development	$113	$70		$120	$62
Success fee in respect of merger acquisitions	143	-			-
Success fee in respect of issuance of
convertible loan		120		75
Success fee in respect of issuance of
investment in Summit		28	*
Success fee in respect of issuance of private
placements	120	-			-

Total	$376	$218		$195	$62

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

NOTE 19: – RELATED PARTIES (Cont.)

If the Service is terminated by Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

On December 31, 2007 the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 25,007 Ordinary Shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors

The payments the Company paid and accrued according to the Share Purchase Agreement are:

	Payments in Year ended December 31,
	2008	2007

Catalyst	$-	$50	*
APEX	48	-

*	Payment by 25,007 shares of the Company at a price of $1.90 per share (reflecting the Company share price at the grant date).

a.	On January 30, 2009, New World Brands, Inc. and Qualmax, Inc. entered into a merger by which Qualmax Inc. merged with and into New World Brands, Inc. and the separate corporate existence of Qualmax Inc. ceased. As a result BOS holds 15.6% of the outstanding shares of New World Brands, Inc.

b.	In February 2009, the Company sold its OptimizeIT product and related IP in consideration for $70 plus contingent consideration based on future revenues of up to $1.5 million. .

c.	In March 2009, the Company entered into an agreement with Dimex Systems Ltd. and Dimex Hagalil Ltd. that revises the payment schedule of approximately NIS 10 million still owed by the Company under the Dimex Asset Purchase Agreement dated January 29, 2008. The aforementioned amount was payable in three semi-annual installments through March 2010. The amendment to the agreement provides for a NIS 3 million payment in March 2009, NIS 4 million will be paid in 6 equal monthly installments each, starting on January 15th, 2010, and the remaining approximately NIS 2.5 million shall be paid in two equal installments in March and April 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20: – SUBSEQUENT EVENTS (UNAUDITED) (Cont.)

The amendment further provides, that if the Company raises funds by way of a debt offering meeting certain conditions, the last payment of approximately NIS 2.5 million shall be converted into the same type of convertible debentures issued in the framework of such offering,

d.	In February 2009, in order to strengthen the BOS brand-name and as part of the Company group integration process, the Company decided to implement name changes in its wholly owned subsidiaries. Lynk USA, Inc, changed its name to BOS – Supply Chain Solutions (Lynk) Inc. in March 2009 and the following subsidiaries are in the process of the name change as follows:

Previous Name	New Name

Dimex Solutions Ltd.	BOS - RFID Solutions (Dimex) Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS - Supply Chain Solutions (Odem) Ltd.
Summit Radio Corp.	BOS - Supply Chain Solutions (Summit) Corp.

e.	On February 11, 2009 the Company announced that it requested the Tel Aviv Stock Exchange (“TASE”) to delist its shares from trading in Tel Aviv. Under applicable Israeli law, the delisting will become effective in three months from the request, during such time the Company’s ordinary shares will continue to trade on the TASE. The delisting of the Company’s ordinary shares from trade on the TASE shall be effective on May 12, 2009. The last day for trading of the Company’s ordinary shares on the TASE is May 10, 2009. The delisting of the ordinary shares from the TASE will not affect the continued listing of the ordinary shares on the Nasdaq Global Market under the symbol BOSC. After the delisting of the Company’s shares from the TASE, the Company will not be subject to reporting requirements in Israel.

f.	On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents, effective December 31, 2008, governing the Company’s and its Israeli subsidiaries’ short term revolving credit line from Bank Leumi. In the revised and in the original loan documents, the Company and its Israeli Subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBIDTA, and continue to provide Bank Leumi with various security interests and cross guarantees. The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. The Company anticipate that it will meet the covenants for year 2009.