Form 20-F/A
period 2008-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2009-10-22
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
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

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A for the year ended December 31, 2008, of B.O.S Better Online Solutions Ltd. (the “Registrant”) is filed in order to submit an amended version of Exhibit 4.15 – Framework Agreement between BOS – Supply Chain Solutions (Summit), Inc. (formerly known as Summit Radio Corp.) and a Strategic Customer. Confidential treatment has been requested with respect to portions of Exhibit 4.15, which have been redacted, and the redacted portions have been filed separately with the Securities and Exchange Commission.

Except as described above, this Amendment No. 1 to the Form 20-F/A continues to speak as of June 30, 2008 and no other changes have been made to the Annual Report. This Amendment No. 1 does not amend or update any other information set forth in the Annual Report and we have not updated disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Annual Report.

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to Exhibit 1.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

1.2	Articles of Association, as amended (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F filed with the SEC on June 28, 2006).

4.2	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 17, 2004).

4.3	M&A Addendum to the Service Agreement, as of August 22, 2004, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Registrant (incorporated by reference to the Company's Annual Report on Form 20-F filed on June 27, 2005).

4.4	The Registrant's Israeli 2003 Share Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 No. 333-11650).

4.5	Share Purchase Agreement dated as of the October 30, 2007 by and between Donald Levi and Andrew Levi and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.6	Securities Purchase Agreement, dated as of the December 10, 2007, by and between certain investors and the Registrant; Registration Rights Agreement dated as of the December 10, 2007 by and between certain investors and the Registrant; and Form of Warrant dated as of December 31, 2007 issued by the Registrant to certain investors (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.7	Asset Purchase Agreement dated as of the January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.8	Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009 (incorporated by reference to the Company's Amendment no. 2 to Registration Statement on Form F-3 no. 333-152020).

4.9	Finder Fee Letter by and between the Company and T.F.E. Holdings Ltd., dated June 3, 2008 (incorporated by reference to the Company's Registration Statement on Form F-3 no. 333-152020).

4.10	Share Purchase Agreement and Registration Rights Agreement dated as of July 16, 2008 by and between certain investors and the Registrant. Form of Warrant dated as of July 16, 2008 issued by the Registrant to certain investors (incorporated by reference to the Company's Amendment no. 1 to Registration Statement on Form F-3 no. 333-152020).

4.11	Share Purchase Agreement and Registration Rights Agreement dated as of August 25, 2008 by and between certain investors and the Registrant. Form of Warrant dated as of August 25, 2008 issued by the Registrant to certain investors (incorporated by reference to the Company's Amendment no. 1 to Registration Statement on Form F-3 no. 333-152020).

4.12	Bank Leumi Le-Israel Agreements: Summary of Economic Terms, Form of Request to Allocate a Credit in Israeli Currency (unlinked), and Form of Request to Allocate a Credit Framework in Debitory Account (unlinked) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.13*	Forms of Advised Line of Credit Note, Continuing Security Agreement and Continuing Guarantee by and between BOS - Supply Chain Solutions (Summit), Inc. (formerly known as Summit Radio Corp.) and JPMorgan Chase Bank.

4.14	Credit Line agreements by and between Bank Leumi Le-Israel and each of Odem Electronic Technologies 1992 Ltd. and Dimex Solutions Ltd.; Covenant Letters and Subordination Letters (incorporated by reference to the Company's Amendment no. 2 to Registration Statement on Form F-3 no. 333-152020).

4.15**	Framework Agreement between BOS – Supply Chain Solutions (Summit), Inc. (formerly known as Summit Radio Corp.) and a Strategic Customer. (Confidential treatment has been requested with respect to portions of this exhibit, which have been redacted, and the redacted portions have been filed separately with the Securities and Exchange Commission.)

4.16*	Form of Loan Agreement and Registration Rights Agreement by and between certain lenders and the Registrant. Form of Warrant issued by the Registrant to certain lenders.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11*	Statement of Computation of Earnings Per Share

12.1**	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2**	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

23.2*	Consent of Arik Eshel, CPA & Assoc., PC

*	Previously filed.

**	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to the Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner ——————————————	/s/ Eyal Cohen ——————————————
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: October 22, 2009