Form 20-F
period 2009-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2010-06-30
CIK 1005516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Eyal Cohen, 972-3-9541025, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 75100, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  Ordinary shares, nominal value NIS 20.00 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,622,533 ordinary shares nominal value NIS 20.00 per share (13,090,346 ordinary shares, nominal value NIS 4.00 pre reverse-split), as of December 31, 2009 and 2,622,971 ordinary shares, nominal value NIS 20.00 per share, as of April 30, 2010.

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

The consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2009, 2008 and 2007, and the consolidated balance sheet data as of December 31, 2009 and 2008, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated statement of operations data set forth below with respect to the years ended December 31, 2006 and 2005, and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements of BOS - Supply Chain Solutions (Lynk) Inc. (formerly, Lynk, USA Inc.) and its subsidiaries for the years ended December 31, 2009, 2008 and 2007 were audited by Arik Eshel, CPA & Assoc., PC an independent registered public accounting firm. The selected consolidated financial data presented below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Form 20-F.

The Company has accounted for discontinued operations, in accordance with ASC 205-20, Discontinued operations of the Financial Accounting Standards Board. As such, the results of discontinued operations, including revenues, cost of revenues, operating expenses, and other income and expenses, related to the prior periods of the discontinued operation have been reclassified in the accompanying statements of operations (see Note 1f to the Consolidated Financial Statements for the year ended December 31, 2009).

On January 12, 2010, the Company effected a reverse share split which was approved in a general shareholders’ meeting on December 23, 2009. Pursuant to the reverse split, each 5 ordinary shares, NIS 4.00 nominal value per share, were converted into one ordinary share, NIS 20.00 nominal value per share. No fractional shares were issued as a result of the reverse split. Instead, all fractional shares were rounded up to the nearest whole number of shares. As of January 11, 2010, there were 13,090,346 ordinary shares outstanding and after the reverse split, there were 2,622,533 ordinary shares outstanding. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the reverse share split. (see Note 20a to the Consolidated Financial Statements for the year ended December 31, 2009).

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2005	2006	2007	2008	2009

Revenues	24,099	20,917	23,774	50,849	33,253
Inventory write off	-	-	258	339	2,530
Cost of revenues	17,854	16,200	18,841	40,511	26,321
Gross profit	6,245	4,717	4,675	9,999	4,402
Operating expenses:
Research and development, net	893	486	636	844	360
In process Research and development	-	-	170	-	-
Sales and marketing	2,425	2,019	3,811	9,712	7,773
General and administrative	2,667	3,268	1,980	2,029	2,364
Impairment of goodwill	-	-	-	1,873	1,218
Total operating expenses	5,985	5,773	6,597	14,458	11,715
Operating income (loss):	260	(1,056)	(1,922)	(4,459)	(7,313)
Financial expense, net	(448)	(626)	(469)	(636)	(838)
Other income (expenses), net	355	-	(6,233)	(1,448)	(409)
Income (loss) before tax on income	167	(1,682)	(8,624)	(6,543)	(8,560)
Tax benefit (taxes on income)	(204)	89	(9)	403	(541)
Equity in losses of an affiliated company	(1,750)	-	-	-	-
Minority interest in earnings of a subsidiary	(223)	-	-	-	-
Loss from continuing operations	(2,010)	(1,593)	(8,633)	(6,140)	(9,101)
Net income (loss) related to discontinued operations	(1,595)	1,685	237	(260)	-
Net income (loss)	(3,605)	92	(8,396)	(6,400)	(9,101)
Basic and diluted net loss per share from continuing operations	$(1.80)	$(1.20)	$(5.00)	$(2.55)	$(3.50)
Basic and diluted net income (loss) per share from discontinued operations	$(1.40)	$1.25	$0.10	$(0.10)	$-
Basic and diluted net income (loss) per share	$(3.20)	$0.05	$(4.85)	$(2.65)	$(3.50)
Weighted average number of shares used in computing basic net earning (loss) per share	1,124	1,335	1,731	2,396	2,606
Weighted average number of shares used in computing diluted net earning (loss) per share	1,124	1,359	2,357	2,396	2,606

	As of December 31,
Consolidated Balance Sheet Data:	2005	2006	2007	2008	2009

Cash and Cash Equivalents	2,232	2,033	4,271	1,637	597

Working Capital (*)	4,162	3,046	10,407	4,915	(31)

Total Assets	22,646	24,529	31,132	37,345	27,904
Short-term banks loan and current maturities of long-term bank loans and convertible note	2,625	4,088	5,028	10,299	11,787
Long-term liabilities	2,517	2,686	4,450	4,564	4,768
Share Capital	6,432	6,571	10,628	13,159	13,225
Additional paid in Capital	47,588	48,330	54,758	55,830	57,042
Shareholders’ equity	11,266	12,349	14,438	11,244	3,643

(*)Working capital comprises of:
Current assets	12,233	12,540	22,651	26,452	19,462
Less: current liabilities	8,071	9,494	12,244	21,537	19,493
	4,162	3,046	10,407	4,915	(31)

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of proceeds

Not applicable

3D.	Risk Factors

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

We, like other companies, have been and are subject to the effects of market slowdowns. If general economic conditions fail to improve, or if they continue to deteriorate, our revenues, operating results and financial condition would be adversely affected. Our revenues for year 2009 decreased by 35% to $33.2 million from $50.8 million in year 2008, which reflects the impact of the economic slowdown on our business. The sharpest decrease in revenues was in our subsidiary, BOS - Supply Chain Solutions (Summit) Inc. (“Summit”), whose revenues decreased from $17 million in year 2008 to $8.6 million in year 2009, a 49% decrease. These results reflect the sharp decline experienced by the aviation and aerospace industry in 2009.

Our intangible assets as of December 31, 2009 amounted to $6.2 million. Following the economic slowdown we recorded a goodwill impairment charge of $1.9 million in 2008 and an additional goodwill impairment charge of $1.2 million in 2009, both related to our Supply Chain Solutions segment. As a result, as of December 31, 2009, the Supply Chain Solutions segments’ goodwill was fully impaired. If general economic conditions fail to improve, we may be required to record additional impairment charges in respect of other intangible assets.

Our customers’ debt is derived from sales to customers located primarily in Israel, South America, North America and Europe. We do not have any collateral or credit insurance in respect of the customers debt. The balance of allowance for bad debt as of December 31, 2009 amounted to $214,000, which was determined by the management to be sufficient. If general economic conditions fail to improve, we may be required to record additional and significant allowances for bad debts.

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

As of March 31, 2010, we had an accumulated deficit of $67 million. In 2009, we had a net loss of $9.1 million. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

•	improvement in world economic conditions in general and in the aerospace industry in particular;

•	increased demand for our existing products;

•	developing and selling new RFID and Mobile Solutions products to meet customer needs;

•	controlling costs and successfully implementing our business strategy;

•	manufacturing and delivering products in a timely manner; and

•	having access to sufficient working capital financing to support our operations.

There can be no assurance that we will be able to meet our challenges and experience any growth in sales or achieve profitability in the future, that the levels of historic sales or  will continue in the future or that our net losses will not increase in the future.

We may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales or to enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, our gross profit margin tends to fluctuate mainly due to variety and mix of products of the Supply Chain Solutions segment. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We require a significant amount of cash to satisfy our debt obligations. If we fail to generate sufficient cash flow from operations, we may need to renegotiate or refinance our debt, obtain additional financing, postpone capital expenditures or sell assets.

As of March 31, 2010 we had $11.7 million of short term  bank loans drawn under a revolving credit facility, $463,000 current maturities of long term loans and $713,000 of long terms bank loans. In addition, as of March 31, 2010 we had $2.1 million of long term convertible notes and $919,000 debt to Dimex Systems Ltd. We depend mainly on cash generated by continuing operating activities to make payments on our debt. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors (See “Section  5B.  Liquidity and Capital Resources”).

Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers’ demand for our products, and pressure from existing and new competitors. Also, because part of our loans bear interest at floating rates, we are susceptible to an increase in interest rates (See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”).

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

If we do not have the cash resources to repay our indebtedness in such circumstances, our bank lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt (See “Section  5B.  Liquidity and Capital Resources”).

We depend on two banks which provide our short and long term loans.

The Company manages its loans in two banks: (i) Bank Leumi Le Israel Ltd. (“Bank Leumi”) which provides credit to the Company and its Israeli subsidiaries and (ii) JPMorgan Chase Bank (“JPMorgan Chase”) which provides credit to Summit. Our credit line with JPMorgan Chase expires at the end of June 2010. The Company is in discussions with JPMorgan Chase for the renewal of the credit line and expects that it will be renewed for a period or periods and on terms as shall be agreed between the parties. In case of the termination or expiration of our credit lines, a deterioration in our relations  with our banks or adverse changes in the financial position of either of these banks, our liquidity could be materially adversely affected.

Our assets are subject to security interests in favor of our bank lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our bank debt is secured by a first priority floating charge on all of our Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of BOS - Dimex Ltd. (“Dimex”), Summit and BOS - Odem Ltd. (“Odem”). In addition, the Company and its Israeli subsidiaries entered into a series of inter company guarantees in favor of our bank lenders.

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants, which require that we maintain certain financial ratios related to shareholder's equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to our shareholders and us. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements (See “Section 5B. Liquidity and Capital Resources”).

Risks related to our business:

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry. In order to succeed we would need to be able to:

•	retain the executive officers and key technical personnel who have been involved in the development of our two divisions;

•	attract and retain additional qualified personnel to provide technological depth and support to enhance existing products and develop new products; and

•	attract and retain highly skilled computer operating, marketing and financial personnel.

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel as and when needed, our business may be adversely affected.

We have substantially decreased the number of our employees and due to the reduced staff we may be unable to meet our revenue objectives.

Starting from the end of 2008 and through April 2010, our workforce was reduced from 154 employees to 112 employees, a reduction of 27% of our workforce. This decrease was related to the economic slow down, which affected our revenues. With the decreased staff, we may be unable to meet our revenue targets. If we need to further reduce the number of employees, our ability to grow, and achieve our business and operational goals may be hindered.

Integration of our acquisitions requires significant financial and management resources and there is no assurance that the acquisitions may prove successful.

In recent years we have completed two major acquisitions, of the U.S. based Summit, in November 2007, and of the assets of Dimex Systems (1988) Ltd. (“Dimex Systems”), in March 2008.

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

Further, once integrated, on acquisitions may not achieve comparable levels of revenues, profitability or productivity as  were prior to the acquisition or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

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

Sales to IAI and the Strategic Customer accounted for 12% and 6% of our year 2009 revenues, and for 7% and 10% of our first quarter of 2010 revenues, respectively. An interruption in our business relationship with either of these customers would result in a significant reduction in our revenues, backlog and in a write-off of inventory, and would have a material adverse effect on our business and results of operations. Our long term sales agreement with IAI will end by December 2010. In July 2008, we signed a contract for the sale of components to the Strategic Customer. The contract provides for a framework for orders during an initial term (until 2012). The contract may be extended for additional five-year terms. Pursuant to the contracts with IAI and the Strategic Customer, we committed to a fixed components sale price through the respective contract periods. Hence significant appreciation in the cost price of electronic components may materially adversely impact our financial results.

Under the agreements with IAI and the Strategic Customer, we are obligated to hold inventory of products necessary for three months of production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. Each of our agreements with IAI and the Strategic Customer subjects us to the following risks:

•
We may not be able to finance the purchasing for three months of production, as required under these agreements, due to deficiency in working capital. Meeting the inventory requirements under these agreements may adversely effect our financial position.

•
If we are unable to sell products that are purchased to be held in inventory, we may incur difficulties in working capital, write-offs and write-downs as a result of slow-moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write-offs, write-downs and difficulties in working capital could adversely affect our operating results and financial condition.

Supply Chain Solutions programs of electronic components accommodate the preference of customers to work with a limited number of suppliers that will be able to provide a wide range of electronic components under one order. In the event we are not able to provide certain of the components ordered, the customer could elect to terminate the entire order before its delivery. This could cause us to remain with excess and obsolete inventory and would adversely affect our results of operations.

The continued growth of our RFID and Mobile Solutions segment depends on our ability to expand sales abroad.

In 2009, our RFID and Mobile Solutions revenues that were generated from sales outside of Israel amounted to $0.9 million or 9% of the entire RFID and Mobile Solutions revenues. Continued growth of this segment depends on our ability to further increase our sales abroad. There can be no assurance that we will be able to maintain and increase our revenues from these markets.

Certain customers of our Supply Chain Solutions may cancel purchase orders they placed before the delivery.

Certain purchase orders of our Supply Chain Solutions provide that they may be cancelled by the customer before delivery. In the event substantial orders are so cancelled, there is no assurance that we will be able to sell the pre-purchased inventory at a profit, or at all. This could result in excess and obsolete inventory and could have a material adverse effect on our results of operations.

The Company’s subsidiary, Summit, engages in a number of business activities governed by Federal Regulations, which if violated, could subject the Company to civil or criminal fines and penalties.

The Company’s subsidiary, Summit, engages in a number of business activities governed by U.S. Government procurement laws and regulations, regulations relating to import-export control and technology transfer restrictions. Failure by us or our sales representatives to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could, in the extreme case, result in suspension or debarment from government contracts or suspension of Summit’s export privileges, which could have a material adverse effect on us.

We are required to make additional payments towards the acquisition of the assets of Dimex Systems.

          In March 2009, the Company entered into an amendment to the 2008 Dimex Systems Asset Purchase Agreement that revised the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through June 2010. The amendment provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million was converted into the same type of convertible debentures subsequently issued by the Company in July 2009. On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments to Dimex Systems. The amendment provides for payment of NIS 300,000 in January 2010 and NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. NIS 600,000 were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted, and in connection with such conversion the Company issued to Dimex Systems a warrant to purchase 49,721 ordinary shares at exercise price of $2.75 per ordinary share. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter. Following this amendment, Dimex Systems holds a total of NIS 3.1 million long-term convertible debt.

If we are unable to make these payments, we will be in breach of contract and our financial position, and results of operation could be adversely affected.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent. 25% of our first quarter of 2010 Supply Chain Solutions segment purchases were sourced from five key suppliers and 57% of our first quarter of 2010 RFID and Mobile Solutions segment purchases were sourced from five key suppliers.

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative source of supply can be obtained.

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

A substantial amount of our revenues is denominated in U.S. dollars  (“U.S. dollars” or “dollars") or is U.S. dollar-linked, but we incur a significant portion of our expenses, principally salaries and related personnel expenses in Israel and rent for our facilities in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In that event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2007, 2008 and 2009, the inflation adjusted NIS appreciated against the U.S. dollar, which raised the U.S. dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

(see “Section 5A. Results of Operation - Impact of Inflation and Currency Fluctuations”)

We may be unable to maintain and continue developing marketing and distribution arrangements and expand our reach into overseas markets.

Sales outside Israel accounted for 32% of our total sales in 2009 and for 42% in 2008. If we are not able to maintain our existing distribution channels and expand to new international markets, our operating results may be materially adversely affected.

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

Our ability to anticipate changes in technology and industry standards and successfully develop and introduce new and enhanced products as well as additional applications for existing products, in each case on a timely basis, will be critical in our ability to grow and remain competitive. Although these products are related to, and even incorporate our existing products, there can be no assurance that we will be able to successfully develop and market any such new products. If we are unable, for technological or other reasons, to develop products that are competitive in technology and price and responsive to customer needs, our business will be materially adversely affected.

We have significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

We have sold and intend to continue to sell our products in North and South America, Europe, China and Asia Pacific.

A number of risks are inherent in engaging in international transactions, including:

•	possible problems in collecting receivables;

•	imposition of governmental controls, or export license requirements;

•	political and economic instability in foreign companies;

•	trade restrictions or changes in tariffs being imposed; and

•	laws and legal issues concerning foreign countries.

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

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, indemnification by the Company of directors and senior officers for: (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority if it was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law 1999 – 5759 (the “Israeli Companies Law”)), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, as a result of an act or omission of such person in its capacity as a director or officer of the Company, and (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in its capacity as a director or officer of the Company. Payment pursuant to such indemnification may materially adversely affect our financial condition.

The measures we take in order to protect our intellectual property may not be effective or sufficient.

Our success is dependent upon our proprietary rights and technology. We currently rely on a combination of trade secrets, copyright and trademark law, together with non-disclosure and invention assignment agreements, to establish and protect the proprietary rights and technology used in our products. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit the access to and the distribution of our proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. We do not believe that our products and proprietary rights infringe upon the proprietary rights of others. However, there can be no assurance that any other party will not argue otherwise. The cost of responding and adequately protecting ourselves against any such assertion may be material, whether or not the assertion is valid. Further, the laws of certain countries in which we sell our products do not protect our intellectual property rights to the same extent as do the laws of the United States. Substantial unauthorized use of our products could have a material adverse effect on our business. We cannot make assurances that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Additionally, there are risks that arise from the use of intranet networks and the Internet. Although we utilize firewalls and protection software, we cannot be sure that our proprietary information is secured against penetration. Such penetration, if occurs, could have an adverse effect on our business.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have grave tax consequences for U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to U.S. shareholders if we are subsequently determined to be a PFIC. You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of our ordinary shares under your own particular factual circumstances.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2009 through May 2010, the daily closing price of our ordinary shares in NASDAQ  (post reverse-split) has ranged from $1.10 to $3.30 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

•	adverse world economic and capital market conditions;

•	downturn in the aviation and aerospace industry;

•	actual or anticipated variations in our quarterly operating results;

•	increase in our bank debts;

•	the acquisition of Summit and of the assets of Dimex Systems;

•	additions or departures of key personnel;

•	changes in our target markets, especially in the aviation industry; and

•	sales of securities in private placements.

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

The Company’s shares may be delisted from the NASDAQ Capital Market if it does not meet NASDAQ’s continued listing requirements.

In past years, the Company has received several notices from the NASDAQ Stock Market advising it of non-compliance of its shares for continued listing on the market. Most recently in September 2009, the Company received notices, from the NASDAQ Stock Market that its ordinary shares were subject to delisting from the NASDAQ Global Market for failure to meet NASDAQ’s minimum bid price, the minimum market value of publicly held shares requirement ($5 million) and the shareholders’ equity requirements ($10 million) for continued listing on the Global Market.

Consequently, the Company had applied for a transfer of its listing from The Nasdaq Global Market to The Nasdaq Capital Market.

The Company had received approval from The Nasdaq Stock Market to transfer the listing, and its ordinary shares are listed on The Nasdaq Capital Market as of October 16, 2009. At that time, the Company satisfied all of The Nasdaq Capital Market continued listing standards other than the $1.00 minimum bid price requirement for which it had until March 15, 2010 to regain compliance.

As such, following the recommendation of the Board of Directors, the shareholders of the Company resolved on December 23, 2009 to effect a reverse-split with a 1:5 ratio.

On January 12, 2010  the Company effected a 1:5 share reverse split, pursuant to which each five ordinary shares of the Company NIS 4.00 nominal value each, were consolidated into one ordinary share, of NIS 20.00 nominal value.

On January 27, 2010 the Company received notice from the Nasdaq Stock Market advising that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement.  However, there can be no assurance that the Company will continue to qualify for listing on the Nasdaq Capital Market.

If the Company’s ordinary shares are delisted from the Nasdaq Capital Market, trading in its ordinary shares could be conducted on an electronic bulletin board such as the OTC Bulletin Board. In addition, if the Company’s ordinary shares were delisted from the Nasdaq Capital Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities.  Consequently, de-listing, if it occurred, could affect the ability of the shareholders to sell their ordinary shares in the secondary market.  The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares.

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

All of our directors and most of our officers reside outside of the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and non-U.S. officers may not be collectible within the United States.

Item 4:  Information on the Company

4A.	History and Development of the Company

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices and engineering, development, testing, shipping and service operations are located in Israel and the United States.

Our telephone number is 972-3-954-1000 and our website address is www.boscorporate.com. Our subsidiaries’ websites are:  Odem - www.odem.co.il; Odem also maintains a website showcasing our services in the field of RFID - www.yourfid.com; Dimex – www.dimex.co.il and Summit – www.summitradio.com. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two segments:

•
Supply Chain Solutions – conducted through two wholly owned subsidiaries: Odem and Summit. Our Supply Chain Solutions business offers a wide range of electronic components to customers in the aviation and aerospace industry that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

•
RFID and Mobile Solutions – conducted through our wholly owned subsidiary, Dimex. Our RFID and Mobile Solutions offerings form a comprehensive turn-key solution, combining mobile infrastructure of manufacturers that we represent, middleware software and a software application.

On November 18, 2004, we purchased 63.8% of Odem's issued and outstanding shares from Odem’s shareholders, in consideration of $2,740,000, comprised of cash in the amount of $1,971,000 and $769,000 by the issuance of 290,532 of the Company’s ordinary shares. We purchased an additional 23.9% and 12.3% from the minority shareholders on September 29, 2005 and November 1, 2005, respectively, and thus Odem became our wholly-owned subsidiary. In consideration for the 12.3% of Odem's shares purchased in November 2005 the Company paid $554,000 in cash and for the 23.9% of Odem’s shares purchased in September 2005 the Company (i) issued 46,521 of the Company's ordinary shares (subject to “lock up” periods of 2 to 4 years) and paid $716,000 in cash.

In July 2007, the Company entered into a Development, Credit and Purchase Agreement with OptimizeIT, an Israeli partnership, pursuant to which the Company purchased the assets of OptimizeIT. The aggregate consideration for the purchase was $170,000, which was paid by issuance of 1,600 shares of the Company and by a cash payment of $150,000. In February 2009, the Company sold the OptimizeIT product and related intellectual property for a consideration of $70,000 plus contingent consideration based on future revenues of up to $1.5 million.

On November 21, 2007 the Company purchased all of the outstanding share capital of Summit, from Summit's existing shareholders. In consideration for Summit's shares the Company issued 72,000 of the Company's shares and (ii) paid a cash amount of $4,472,000. In addition, Summit's selling shareholders were entitled to receive contingent consideration of up to $500,000, based on performance in the years 2008 and 2009. As of December 31, 2009, the Company paid a total of $60,000 as such contingent consideration for both years.

In March 2008, Dimex and its subsidiary Dimex Hagalil Projects (2008) Ltd. (“Dimex Hagalil 2008”), purchased the assets and activities of Dimex Systems, which was an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12,426,000). The consideration was comprised of cash, payable over a 24-month period and of 100,045 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

         In March 2009, the Company entered into an amendment to the 2008 Dimex Systems Asset Purchase Agreement that revised the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through March 2010. The amendment provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million was converted into the same type of convertible debentures subsequently issued by the Company in July 2009. On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments to Dimex Systems. The amendment provides for payment of NIS 300,000 in January 2010 and NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. NIS 600,000 were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted, and in connection with such conversion the Company issued to Dimex Systems a warrant to purchase 49,721 ordinary shares at exercise price of $2.75 per ordinary share. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter. Following this amendment, Dimex Systems holds a total of NIS 3.1 million long-term convertible debt

In addition, we have an interest in two companies:

(a) Surf Communication Solutions Ltd. (“Surf”), in which as of December  31, 2009 we held 7.7% of the issued and outstanding share capital and following a private placement made by Surf in May 2010, our holdings were reduced to 6.3% of the issued and outstanding share capital. Established in 1996, Surf is an Israeli privately held company. Surf develops a suite of hardware and software products that drives a wide variety of applications whose common goal is high-capacity distribution of voice and video. In November 2001, the Company invested $1,000,000 as part of a private placement in Surf, and converted a convertible loan in the amount of $1,042,000 into Preferred Shares in Surf. In March 2003, the Company purchased from Catalyst Investments L.P. (“Catalyst Investments”) most of the Surf shares held by Catalyst Investments as a result of which Catalyst Investments held 16.6% of the outstanding Company shares, after the issuance. In September 2005, the Company invested $300,000 in Surf as part of a private placement.

(b) New World Brands Inc. (OTC: NWBD.OB) (“New World” or “NWB”), a U.S. public corporation, in which as of December 31, 2009, we held 13.63% of the issued and outstanding share capital. On December 31, 2005, we sold our Communications related property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist (the “OCS”) to IP Gear Ltd. (“IP Gear”), a wholly owned subsidiary of Qualmax Inc. (“Qualmax”). The consideration paid to us in the transaction was approximately 3.2 million Qualmax shares of common stock, plus contingent consideration based on the performance of IP Gear. On June 8, 2006, Qualmax issued to BOS, on account of the abovementioned commitment, an additional 250,000 Shares.

As part of the transaction, the Company also granted a bridge loan to IP Gear in the amount of $1,000,000.In May 2006, Qualmax issued to the Company 244,755 shares of common stock, and the principal amount of the loan was reduced to $650,000. In June 2006, Qualmax issued to BOS an additional 174,825 shares, further reducing the principal amount of the loan, to $400,000.

On September 18, 2006, Qualmax announced that it had consummated the transfer of all of its assets and liabilities to New World in exchange for Series A Convertible Preferred Stock of New World convertible, into common stock with approximately 86% of the voting power of New World. The shares of common stock of New World are quoted on the Over the Counter Bulletin Board. Immediately prior to the closing of the transaction, New World sold all of its former business operations.

On January 10, 2007, we announced that we closed a transaction with Qualmax and its subsidiaries, New World and IPGear, pursuant to which approximately $1.5 million payable to us by Qualmax and IPGear (including the outstanding balance of the aforementioned loan) was converted into 5.50652 shares of Series A Convertible Preferred Stock of New World. On April 27, 2007, New World announced the conversion of all of its outstanding Series A Convertible Preferred Stock into shares of Common Stock.

In January 2009, NWB and Qualmax consummated a merger agreement pursuant to which Qualmax was merged with and into NWB, and the separate corporate existence of Qualmax was ceased. Following the merger, our holdings in Qualmax were converted into shares of common stock of New World.

In August 2008, the Company entered into an agreement for the sale of the New World shares to New World. Pursuant to the agreement, during 2008, the Company sold 6.6 million shares of New World to New World for a total consideration of $ 165,000 and recorded a gain of $ 8,000.

On February 26, 2010, the Company sold all of its remaining holdings in NWB to P&S Spirit LLC (“P&S”). The Company sold 61,441,827 shares of common stock of NWB (the “NWB Shares”) and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $0.2098 per share, expiring on December 31, 2010 (the “NWB Warrants”). The consideration for the NWB Shares and NWB Warrants was $300,000 of which $150,000 was paid in March 2010 and the remaining $150,000 plus annual interest of 4% shall be paid in twelve monthly installments commencing March 2011. The NWB Shares and NWB Warrants were delivered to an escrow agent, to be released to P&S upon completion of payment.

In February 2009, in order to strengthen the BOS brand-name and as part of our group integration process, we decided to implement name changes to our wholly owned subsidiaries as follows:

Previous Name	New Name
Lynk USA, Inc	BOS - Supply Chain Solutions (Lynk) Inc.
Summit Radio Corp.	BOS - Supply Chain Solutions (Summit) Inc.
Dimex Solutions Ltd.	BOS - Dimex Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS - Odem Ltd.

Following the Company's request, on May 12, 2009 the Company's ordinary shares were delisted from trading on the Tel Aviv Stock Exchange (the “TASE”). The delisting of the ordinary shares from the TASE did not affect the continued listing of the ordinary shares on the NASDAQ Capital Market under the symbol BOSC. As a result of the delisting of the Company’s ordinary shares from the TASE, the Company is no longer subject to reporting requirements in Israel, under the Israeli Securities Law.

In August 2009, the Company closed a $2.4 million Convertible Loan Financing (“Convertible Loan Financing”) with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing consisted of loans with a three year term that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $3.25 per ordinary share. The Company also granted to the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, during a period starting from 18 months to 36 months from grant, at an exercise price per ordinary share of $2.75. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to an amendment to  the Asset Purchase Agreement the Company had entered into with Dimex Systems. On February 4, 2010, pursuant to an additional amendment to the Dimex Systems Asset Purchase Agreement, NIS 600,000 of the payment due to Dimex Systems was converted into long-term convertible debentures on terms similar to those of the debentures the Company issued in August 2009.

In November 2009, as part of a separation agreement between the Company and its former CEO, Shalom Daskal, the Company repaid to Mr. Daskal $50,000 of convertible loan he had previously extended to it as part of the August 2009 Convertible Loan Financing.

For more details on the aforementioned loan financing see Section 5B- Liquidity and Capital Resources.

In December 2009, Dimex and its former U.S. distributor, 10ZIG Technologies Inc., a Nevada corporation, (formerly known as BOSaNOVA Inc.) (“10ZIG”)  entered into a distribution agreement for a period of ten years ending in December 2019. Under the agreement, 10ZIG shall become an exclusive distributor of the Company’s BOSaNOVA product, on a world wide basis. 10ZIG agreed to pay to the Company a total amount of $310,000 in installments through the end of 2011 in consideration for the BOSaNOVA product licensing. Concurrently with the distribution agreement, the parties executed a Settlement & Release Agreement, pursuant to which the claims brought by Dimex, Summit and 10ZIG in the U.S. District Court of Arizona were withdrawn.

4B.	Business Overview

BOS’s vision is to become a worldwide leader in RFID and Mobile Solutions and Supply Chain Solutions. The Company’s products and services assist customers worldwide in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes, improving asset tracking, and managing real-time business data.

BOS manages its business in two reportable divisions: RFID and Mobile Solutions (through its subsidiary Dimex, based in Israel), and Supply Chain Solutions (through its subsidiaries Odem, based in Israel, and Summit, based in the United States). These divisions are complementary with strong synergy.

The Company’s customers represent a cross-section of multinational industry leaders, from the avionics, defense, retail, government, utilities, and livestock markets around the world. Our customers include Volvo, Boeing, Dassault, Coca-Cola, Office Depot, DHL, Teva, Panasonic, IAI and many others.

Committed to its vision, in 2009, BOS began devising an international strategy and initiated several business development activities outside of Israel. In addition, in 2009, BOS implemented a cost-reduction program, which included consolidating its offices in Israel, reducing salaries and integrating the operations and finance functions of its Israeli subsidiaries. Today, BOS continues to execute a growth strategy in order to strengthen its product offerings and distribution channels worldwide.

BOS Product Offerings

RFID and Mobile Solutions

RFID (Radio Frequency Identification) refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

BOS' RFID and Mobile Solutions division offers turnkey solutions as well as stand-alone products, including best-of-breed RFID and Automatic Identification Data Capture (AIDC) hardware and communications equipment, BOS middleware, and industry-specific software applications. Customers can opt for a full solution comprised of hardware, middleware and software, or for any item as a stand-alone product or service.

RFID Hardware

Turnkey solution

BOS ID
BOS Livestock BOS Equip

RFID Middleware

RFID Process management server

RFID data collection server

Software Platform
& Applications

... more to come

RFID tags
Readers & antennas Mobile Infrastructure Edge equipment

Stand-alone
Stand-alone
Stand-alone

Our RFID and mobile division represents leading global manufacturers of AIDC equipment based on RFID and barcode technology. Among the manufacturers we represent are Motorola Inc., Intermec Technologies and Corporation, Zebra Technologies Corp., Texas Instruments, Alien Technology, Cisco Systems Inc., M3, DLog GmbH, Microscan Systems Inc., Seagull Scientific Inc., Feig and HID Global.

Specifically, our RFID and Mobile Solutions division offers the following products and services:

•	Hardware, including:

°	Thermal and barcode printers
°	RFID and barcode scanners and readers
°	Wireless, mobile and forklift terminals
°	Wireless infrastructure
°	Active and passive RFID tags (HF & UHF)
°	Consumables (ribbons, labels, tags)

•	Middleware:

°
BOS RFID Server is a middleware between the Enterprise Application system and the RFID equipment (reader and tags) that enables data collection and event management. It is the key link between RFID hardware and Enterprise Resource Planning (“ERP”) software, translating data into business events. This server enables customers to integrate their RFID environment directly with their application and receive the RFID data in either Batch mode or on-line mode, depending on their business needs.

•	Software platform and applications:

°
BOS ID is a platform for systems integrators to assemble applications, without programming, for transfer to any AIDC client such as a handheld rugged terminal, barcode reader or mobile PC. BOS ID has been installed in over a dozen customers in Israel, including market leaders in their fields such as Rafael Advanced Defense Systems Ltd., IAI  and Shufersal (a leading food chain in Israel).

°
BOS Livestock is a software application that enables livestock operations to manage, track, support and plan all day-to-day tasks. BOS Livestock was developed using the BOS ID platform. To date, BOS Livestock supports all pig and hog farming processes, including real-time tracking of swine and farm equipment.

•	Integration Services:

°	Our integration services include site surveys, business requirements analyses, system design and configuration, and implementation, testing and deployment.

•	Service lab:

°	Our lab offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans.

In 2009, 31% of our revenues were attributed to sales generated from the RFID and Mobile Solutions division.

Supply Chain Solutions

Our Supply Chain Solutions division provides electronic components, networking and telecommunications equipment, and components consolidation services to the aerospace, defense, medical and telecommunications industries and enterprise customers worldwide.

These services include:

°	Representation of global manufacturers and distribution of their electronics components, communications and networking products (see below);
°	Kitting (electronics components consolidation) services for aerospace, defense, medical, and telecommunications industries and enterprise customers;
°	Inventory and quality control management of components entering production lines; and
°	Warehouse management for ongoing projects, including all warehouse functions such as storage, operations and inventory management.

Our supply chain division represents, among others, Honeywell International Inc., Holtek Semiconductor Inc., Sensata Technologies Inc., Inova,  IPD, Adam Technologies Inc., Wintek Corporation, Positronic Industries, Tyco Electronics, D-Link Corporation, Netgear, Bluegiga Technologies,  Switchcraft Inc., Silicon Sensor, API Group Inc. and Jamicon Corporation USA. The electronic components from these suppliers fall into three main categories:

1) Active Components - semiconductors, transistors, detectors, diodes, integrated circuits, hybrid modems, cellular components, communication ICs, memories, displays and LEDS;

2) Passive Components - capacitors, thermistors, varistors, oscillators, crystals, resistors, C-DC converters, and power supplies; and

3) Electro-Mechanical Components - relays, connectors, circuit breakers, filters, transformers, plugs, thermostats and switches.

We also provide full access networks equipment for IT and telecommunications (LAN/WAN), communication servers, multi-protocol print servers, server adapters, USB products, switches, fiber optics equipment, ADSL and XDSL routers, modems, VoIP, storage equipment and ATM devices.

In 2009, 69% of our revenues were attributed to sales of the Supply Chain Solutions segment, of which 18% were to two main customers (see  “Section 3D. Risk Factors”).

Marketing, Distribution and Sales

We market our solutions primarily to medium and large sized corporations through a combination of direct sales, sales agents distributors and integrators.

RFID and Mobile Solutions

We market our hardware, software and middleware directly to customers or through distributors and system integrators. We intend to continue to increase our international sales force with new distributors, system integrators, sales representatives and direct salespersons who specialize in the RFID and Mobile Solutions sector.

In the United States, we are targeting system’s integrators as the main channel through which to sell our software products. As a secondary effort, we will focus on hardware vendors that may be seeking to enhance their product offerings by adding complementary products such as BOS ID and BOS RFID Server.

Supply Chain Solutions

We market our Supply Chain Solutions in North and South America through our wholly owned subsidiaries under the brands Summit, Summit Aviation, Ruby-Tech Inc. (“Ruby-Tech”) and Odem. In the rest of world, we market our products mainly through our Israeli subsidiaries. Our sales force is comprised of direct sales teams and sales representatives.

Seasonality

Our sales fluctuate seasonally, with the third quarter sales affected (set back) by summer vacations in Europe and new years’ holidays in Israel, and December and January sales are affected (set back) by the Christmas season.

The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas:

	2009	%	2008	%	2007	%
America	5,126	15	12,671	25	5,420	23
Far East	1,244	4	1,342	3	964	4
Europe	4,213	13	7,490	15	1,511	6
Israel and others	22,670	68	29,346	57	15,879	67
Total Revenues	33,253	100	50,849	100	23,774	100

Sales by divisions:

	2009	%	2008	%	2007	%
RFID and Mobile Solutions	10,432	31	12,379	24	2,673	11
Supply Chain Solutions	22,821	69	38,470	76	21,101	89
Total Revenues	33,253	100	50,849	100	23,774	100

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

Generally, we enter into non-disclosure and invention assignment agreements with our employees and subcontractors. However, there can be no assurance that our proprietary technology will remain a trade secret, or that others will not develop similar technology or use such technology in products competitive with those offered by us.

While our competitive position may be affected by our inability to protect our proprietary information, we believe that because of the rapid pace of technological change in the industry, factors such as the technical expertise and the knowledge and innovative skill of our management and technical personnel, name recognition, the timeliness and quality of our support services and our ability to rapidly develop, produce, enhance and market software products may be more significant in maintaining our competitive position.

As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software programs will increasingly become subject to infringement claims. The cost of responding to any such assertion may be material, whether or not the assertion is valid.

Competition

RFID and Mobile Solutions

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, ERP systems, computer networks and host computers. As the market grows, so does the number of competitors. Some of the competitors haves substantially greater financial, marketing and technological resources as well as stronger name recognition than BOS.

In Israel, our main competitors in the RFID and Mobile Solutions market are Dannet Advanced Technologies Ltd., Micronet Ltd., Nortec AMI Ltd., LogiTag System Ltd. and Galbital RFID Solutions Ltd. In the global market, competition to our platform products such as BOS ID primarily stems from existing modules in ERP systems, and competition to BOS RFID Server comes from a small number of RFID middleware providers such as GlobeRanger Corp., OATSystems, a division of Checkpoint Systems Inc., Omnitrol Networks Inc., RF-iT Solutions GmbH and InSync Software Inc.

The RFID market is highly fragmented and no one player has taken a significant share of the software platform market. We believe that we will be able to attract systems integrators, RFID hardware vendors and thus end-customers to our core offerings (BOS ID and BOS RFID Server), due to the following factors:

●	Unlike other products on the market, BOS ID enables code-free creation and implementation of data collection applications and processes;

●	BOS software products were built specifically for systems integrators, based on 30 years of experience in the data collection market;

●	Our software can be used in wide range of vertical markets;

●	BOS’ software products enable rapid implementation and centralized deployment for every RFID and AIDC project; and

●	Our software is flexible, hardware-independent and can function with any communication and networking protocol.

Supply Chain Solutions

We hold several representation agreements with major suppliers and manufacturers, such as Honeywell International Inc., Holtek Semiconductor Inc., Sensata Technologies, Inc., Inova,  IPD, Adam Technologies, Inc., Wintek Corporation, Positronic Industries, Tyco Electronics, D-Link Corporation, Netgear, Bluegiga Technologies,  Switchcraft Inc., Silicon Sensor, API Group, Inc., Jamicon Corporation USA. Most of our representation agreements are not on an exclusive basis.

Our Israeli competitors in distribution to the electronic industry include the publicly traded Telsys Ltd., Nisco Projects Ltd. and STG International Electronics (1981) Ltd., as well as Eastronics Ltd., Chayon Group Ltd. and C.M.S. Compucenter Ltd.

In the international market, our competitors are mainly Arrow Electronics International Inc., Avnet Electronics Marketing, TTI Inc., PEI-Genesis Inc., Marine Air Supply Co. Inc., Airtechnics Inc., Flame Enterprise Inc., Norstan Electronics Inc., Peerless Electronics Inc., Hansair Logistic Inc., Aviall, API Delevan, Cooper and Avio Innovative Propulsion.

Strategy

The Company's vision is to become a worldwide leader in the field of RFID and Mobile Solutions and Supply Chain Solutions for enterprise logistics and organizational processes.

The key elements of our strategy are as follows:

•
Continue to develop our range of RFID and  Mobile Solutions to include platform software products, as well as a  suite of business line applications, based on the BOS ID platform (focused on 3-4 vertical markets);

•
Increase our international sales force by new partnerships with distributors, integrators, and hardware vendors specialized in RFID and Mobile Solutions in the United States and select European countries;

•	Secure several reference-able customers in the United States and Europe, potentially leveraging our position as a trusted supplier in the aerospace Supply Chain Solutions market;

•	Increase partnerships with manufacturers for our Supply Chain Solutions division; and

•	Leverage the substantial synergy among BOS subsidiaries worldwide.

Exchange Controls

See “Section 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Section 5A. Results of Operations - Grants and Participation”.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	Dimex, and its wholly owned subsidiary, Dimex Hagalil 2008. Dimex and Dimex Hagalil 2008 are part of the RFID and Mobile Solutions division;

(2)	Odem, which is part of the Supply Chain Solutions division; and

(3)	Quasar Telecom (2004) Ltd., which is inactive.

In the United States:

(1)	Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

(2)	Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.	Summit, part of the Supply Chain Solutions segment, which provides mainly electronic components to the aircraft and defense industry; and

b.	Pacific Information Systems Inc. (“PacInfo”), a Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates LLC., a Texan corporation, both of which are in-active.

(3)	BOS Delaware Inc., a Delaware corporation, is a wholly owned subsidiary of Dimex, which ceased operation in 2002.

In Europe:

Better On-Line Solutions Ltd., a U.K. subsidiary of Dimex, and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, these subsidiaries are no longer active.

In addition, the Company holds or held interests in:

(1)        Surf, of which we held 6.3% as of May 31, 2010 (see “Section 4A. History and Development of the Company”).

(2)        New World, of which we held 13.63% as of December 31, 2009. On February 26, 2010, the Company sold all of its holdings in New World (see “Section 4A. History and Development of the Company”).

4D.	Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in Israel and in United States, as follows:

Location	Size (square meters)	End of lease period	Extension Option
Israel:
Rishon Lezion*	2,356	January 31, 2012	January 31, 2016
Kibutz Dafna	578	On a month-to-month basis
USA:
New Jersey	678	January 31, 2011

*Includes 302 square meters in the same building rented by Odem.

Our average monthly rental fee in 2010 (up until April 30, 2010), for the year 2009 and for the year 2008 amounted to $12,000, $15,000 and $14,000, respectively.

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

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and for fully understanding and evaluating our reported results:

•	financial statements in U.S. dollars

•	inventories

•	investment in other companies

•	valuation of long-lived assets and goodwill

•	revenue recognition

•	income taxes

•	accounting for share-based compensation

a.	Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is generated in U.S. dollars. In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

The financial statements of Dimex, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

b.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2009 and 2008, inventory is presented net of $1,753,000 and $1,059,000, respectively, for technological obsolescence and slow moving items allowance.

c.	Investment in other companies:

1.	Investment in NWB and Qualmax:

The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities (“ASC 320”). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. Until the consummation of a merger of Qualmax with and into NWB in January 2009, the investment in Qualmax, which was traded in the Pink Sheets, was presented at cost according to ASC 325-20, Cost Method Investments (“ASC 325-20”) due to virtually no trading volume in the shares.

Following the consummation of the merger of Qualmax and NWB, holdings in Qualmax were converted into shares of NWB. As a result, as of December 31, 2009, the Company held 13.63% of the outstanding shares of NWB.

On February 26, 2010, the Company sold all of its holdings in NWB to P&S (see “Section 5B. Liquidity and Capital Resources”).

The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence regarding the realizable value of the Company’s holdings in marketable securities, impairment is determined to be other than temporary, then an impairment loss should be recognized in an amount equal to the difference between the marketable securities' carrying amount and their fair value. Accordingly, during 2009, 2008 and 2007, an impairment loss, due to other-than-temporary decline in fair value, of $304,000, $744,000 and $5,588,000, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

2.	Investment in Surf:

The Company’s holdings in Surf as of December 31, 2009 were 7.7% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method.

The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20. In this respect, during 2009 and 2008, an impairment loss of $53,000 and $712,000, respectively, has been recorded in "other expenses, net" in the statement of operations.

d.	Valuation of Long-Lived Assets and Goodwill

Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2009, 2008 and 2007, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other, goodwill is not amortized but instead is tested for impairment at least annually or more in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile Solutions operating segment, and the Supply Chain Solutions segment, as these are the components of the business for which discrete financial information is available and is regularly reviewed by the segments’ management. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2009 and 2008, impairment losses in the amount of $1,218,000 and $1,873,000, respectively were recorded and attributed to the Supply Chain reporting unit. In 2007, no impairment loss has been identified.

e.	Revenue recognition:

The Company sells its products through direct sales and by distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales, related to both the Supply Chain Solutions, and RFID and Mobile Solutions segments, are recognized in accordance with ASC 605, Revenue Recognition when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Most of the Company's revenues are generated from sales of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company's products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable and without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees, related to the RFID and Mobile Solutions segment, is recognized in accordance with ASC No. 985-605, Software Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support services are recognized ratably over the period of the support contract. The fair value of the support contract is determined based on the price charged when it is sold separately or renewed.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, revenue should be allocated to each element based on the relative fair value of the elements. However, in multiple element transactions, revenue can be recognized under the “residual method” when vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements and VSOE does not exist for one of the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered (software product) when the basic criteria in ASC 985, Revenue Recognition - Software  have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

In the case of arrangements which require significant customization of the Company's RFID software to customer-specific specifications, the Company follows the guidance in ASC 605-35, Construction-Type and Production-Type Contracts whereby the Company applies the completed contract method, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

f.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2008 and 2007, the Company had no unrecognized tax benefits. During the year ended December 31, 2009 the Company recorded an amount of $421,000 in regard to an uncertain tax position.

g.	Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation (“ASC 718”) which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees, nonemployees and directors.

The Company has applied the provisions of Staff Accounting Bulletin 107 (“SAB 107”) in its adoption of ASC 718.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and is determined based on the simplified method permitted by SAB 107 and extended by Staff Accounting Bulletin 110 (“SAB 110”) as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company applies ASC 718 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services. ASC 718 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

h.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments. Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace;

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

i.	Impact of recently issued accounting pronouncements:

In October 2009, the FASB issued a new accounting standard, ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence (“VSOE”) or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. In October 2009, the FASB also issued a new accounting standard, ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements, which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above.  Both standards will be effective for the Company in the first quarter of 2011. The Company is currently evaluating the impact of these standards on its consolidated results of operations and financial position.

In June 2009, the FASB issued ASC No. 105, Generally Accepted Accounting Principles ("GAAP”) (the “Codification”). The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the SEC. All other literature is non-authoritative. The standard did not have a material impact on the Company's consolidated financial statements and notes. The Company has appropriately updated its disclosures  and notes to the consolidated financial statements in accordance with the appropriate Codification references for the year ended December 31, 2009.

In May 2009, the FASB issued ASC No. 855, Subsequent Events. This standard is intended to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for fiscal years and interim periods ended after June 15, 2009 (See note 20 to the Consolidated Financial Statements for the year ended December 31, 2009).

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the Other Than Temporary Impairment (“OTTI”) guidance, to make it more operational and to improve the presentation of OTTIs in the financial statements. Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into: (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. The adoption of the updated guidance did not have an impact on the Company's consolidated results of operations or financial position.

In April 2009, the Company adopted the FASB's updated guidance related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of the updated guidance did not have a material impact on the Company's consolidated results of operations or financial position.

Legal Contingencies

The Company has been a party to various legal proceedings in the normal course of its business. The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and a corresponding provision was recorded in this respect. For additional information see “Section 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of these proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company’s future results of operations and financial position.

5A.	Results of Operations

On January 12, 2010, we effected a 1:5 reverse share split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse share split.

Comparison of 2009 and 2008

Revenues for 2009 were $33.3 million, compared to $50.8 million in 2008. The decrease in revenues is attributed mainly to the global economic slowdown.

Gross profit for 2009 was $4.4 million (gross margin of 13.2%), compared to $10 million (gross margin of 19.7%) for 2008. The decrease in the gross profit in year 2009 reflects an inventory write off in year 2009, which amounted to $2.5 million (or 7.6% from revenues) compared to $339,000 (or 0.7% of revenues) in 2008.

Research and development expenses for 2009 were $360,000, compared to $844,000 in 2008. The decrease is related to a decrease in the Company’s R&D workforce and focus on core RFID and Mobile Solutions.

Selling and marketing expenses for 2009 decreased to $7.8 million from to $9.7 million in 2008. The decrease is attributed to cost reduction, mainly in workforce, during year 2009.

General and administrative expenses for 2009 increased to $2.4 million, compared to $2.0 million in the year 2008. The increase is attributed to legal expenses and allowance for bad debt which was partially offset by a reduction in workforce, payroll and directors’ fees. Legal expenses in year 2009 increased by $331,000 compared to 2008, which  relate to the Company’s efforts to settle by the end of 2009, a significant portion of the legal proceedings in which it was involved. Doubtful debt and bad debt expenses increased by $332,000 compared to 2008, as a result of the global economic slowdown.

Impairment of goodwill in 2009 and 2008 amounted to $1.2 million and $1.9 million, respectively. The impairment of the goodwill of the Supply Chain Solutions segment, was due to the global economic slowdown, which effected the future revenues and cash flows of this segment.

As a result of the above, operating loss in 2009 amounted to $7.3 million compared to operating loss of $4.4 million in year 2008.

Financial expenses for 2009 were $838,000, compared to $636,000 in 2008. The increase is related to the convertible notes in the aggregate amount of $2.4 million, which were issued in August 2009 (see “Section 5B.  Liquidity and Capital Resources”).

Other expenses in year 2009 and 2008, which amounted to $409,000 and $1.45 million, respectively, are attributed to decrease in the value of the Company investments in NWB and Surf.

Tax on income in 2009 amounted to $541,000, compared to a tax benefit of $403,000 in 2008. The increase in tax expense in 2009 related to a write off of deferred tax assets in light of 2009 losses, to low visibility for future usage of carry forward losses and to $421,000 in regard to uncertain tax position.

Loss from continuing operations in 2009 amounted to $9.1 million compared to a loss of $6.1 million in 2008. On a per share basis, the basic and diluted loss per share from continuing operations in 2009 was $3.50, compared to $2.55 in 2008.

Basic and diluted net loss per share in 2009 was $3.50, compared to $2.65 in 2008.

Comparison of 2008 and 2007

In November 2007 we purchased 100% of the outstanding shares of Summit, from Summit’s existing shareholders. In March 2008, we purchased the assets and activities of Dimex Systems. As indicated below, these acquisitions resulted in a significant increase in our 2008 revenues and operating expenses.

Revenues for 2008 were $50.8 million, compared to $23.8 million in 2007. The increase in revenues is attributed mainly to the acquisition of Dimex Systems and Summit.

Gross profit for 2008 was $10 million (gross margin of 20%), compared to $4.7 million (gross margin of 20%) for 2007. The increase in the gross profit is attributed to increase in revenues.

Research and development expenses for 2008 were $844,000, compared to $636,000 in 2007. The increase is related to an upgrade of our technological infrastructure and future software products offering, which was effected through an increase in workforce.

Selling and marketing expenses for 2008 increased to $9.7 million from to $3.8 million in 2007. The increase is attributed mainly to the acquisition of Dimex Systems and Summit.

General and administrative expenses for 2008 were $2 million, compared to $2 million in the year 2007.

Impairment of goodwill in 2008 amounted to $1.9 million and is attributed to impairment of goodwill in the Supply Chain Solutions segment due to the economic slowdown. We did not record an impairment in 2007.

As a result of the above, operating loss in 2008 amounted to $4.4 million compared to an operating loss of $1.7 million in year 2007.

Financial expenses for 2008 were $636,000, compared to $469,000 in 2007. The increase is related to the acquisitions we consummated in 2007 and in the first quarter of 2008, which increased our use of loans in order to finance the working capital needs and partly finance the acquisitions (see “Section 5B.  Liquidity and Capital Resources”).

Other expenses in year 2008 amounted to $1.5 million which resulted from: (a) an impairment loss in the amount of $744,000 due to a decrease in the share price of New World and Qualmax; and (b) an impairment loss in the amount of $712,000 due to a decrease in the value of our holdings in Surf.

Other expenses in year 2007 amounted to approximately $6 million, which resulted from: (a) an impairment loss in the amount of $5.6 million due to a decrease in the share price of New World and Qualmax; and (b) on June 21, 2007, we entered into an agreement with the holder of our convertible note, pursuant to which the holder converted the entire outstanding principal amount of approximately $2 million into 175,734 ordinary shares of the Company at a conversion price of $12.65. As a result of reducing the conversion price we recorded expenses upon conversion of $611,000 in year 2007.

Tax benefit in 2008 amounted to $403,000, compared to tax on income of $9,000 in 2007. Tax benefit in year 2008 reflects the future usage of carry forward losses.

Loss from continuing operations in 2008 amounted to $6.1 million, compared to a loss of $8.5 million in 2007. On a per share basis, the basic and diluted loss per share from continuing operations in 2008 was $2.55, compared to $4.90 in 2007.

Loss from discontinued operation in 2008 amounted to $260,000 which is attributed to the discontinuance of the OptimizeIT product line. In February 2009, the Company sold its OptimizeIT product line and related IP in consideration for $70,000 plus contingent consideration, based on future revenues, of up to $1.5 million.

Basic and diluted net loss per share in 2008 was $2.65, compared to net loss of $4.85 in 2007.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the number of products sold. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including our ability to:

•	increase the number of products sold;

•	acquire effective distribution channels and manage them;

•	develop, introduce and deliver new products on a timely basis,

•	anticipate accurately customer demand patterns; and

•	manage future inventory levels in line with anticipated demand.

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

A devaluation of the NIS in relation to the U.S. dollar will also have the effect of decreasing the U.S. dollar value of any of our NIS assets (unless such asset is linked to the U.S. dollar). Such a devaluation would further have the effect of reducing the U.S. dollar amount of any of our liabilities and expenses which are payable in NIS (unless such payables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the U.S. dollar value of our NIS assets (unless such asset is linked to the U.S. dollar).  Such an increase would also have the effect of increasing the U.S. dollar amount of any of our liabilities and expenses which are payable in NIS (unless such payables are linked to the U.S. dollar).

In the years ended December 31, 2009, 2008, 2007, 2006, 2005 the inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. dollar was (0.4)%, 4.9%, 8.6%, 8.1% and (4.5)%, respectively. The closing representative exchange rate of the U.S. dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.775, NIS 3.802, NIS 3.846, NIS 4.225, NIS 4.44 and NIS 4.603, respectively. As a result, the Company experienced increases in the U.S. dollar costs of operations in Israel in 2008, 2007, 2006, 2004 and decreases in 2009 and 2005.

Effective Corporate Tax Rate

Israeli companies are generally subject to income tax at the declining corporate rate of 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. The Company and its Israeli subsidiaries have accumulated losses for Israel income tax purposes as of December 31, 2009, in the amount of approximately $35.5 million. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2009, our U.S subsidiaries had a net operating loss carry-forward of approximately $2.1 million, which will begin to expire in 2024 through 2029. The Company's ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. As of December 31, 2009, the Company excluded approximately $8.5 million of unrecognized net operating loss carry-forward for federal tax purposes as it may be subject to the limitation pursuant to Section 382 of the U.S. Internal Revenue Code. This balance is being examined by the Company.

Grants and Participation

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by a research committee of the Office of the Chief Scientist of Israel’s Ministry of Industry, Trade and Labor, are eligible for grants in exchange for payment to the Government of royalties from the sale of products developed in accordance with the Program. In order to be eligible, the applicant must be an Israeli company that proposes to invest in the development of industrial know-how, the development of new products, the development of new processing or manufacturing procedures or the development of significant improvements to an existing process or product. A committee of the OCS reviews the applications, evaluates the feasibility of the proposal, determines whether or not to approve a grant, and also determines the extent of Chief Scientist funding (within a range specified by the law) for approved projects. Depending on the nature of the project, the OCS grants generally amount to up to 50% of the approved research expenses.

Under the Company's research and development agreements with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (U.S. dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants were received.

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

The Research Law also provides that know-how from the research may not be transferred to third parties in Israel without prior approval of the research committee. This approval, however, is not required for the sale or export of any products resulting from such research and development. Approval of such transfer of know-how may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The Research Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except with the approval of the OCS and subject to particular payments.

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

As of December 31, 2009 and 2008, the Company had an outstanding contingent obligation to pay royalties in respect of OCS grants, in the amount of approximately $3.5 million.

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

As of December 31, 2009, the Company has an outstanding contingent obligation to pay royalties of $89,000 with respect to these exports grants, compared to $84,000 on December 31, 2008.

Conditions in Israel

We are incorporated under the laws of Israel. Our offices and product development and manufacturing facilities are located in Israel. As a consequence, we are directly affected by political, economic and military conditions in Israel. Our operations would be substantially impaired if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed (see  “Section 3D. Risk Factors”).

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

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our financial results could be adversely affected if the economic conditions in Israel continue to deteriorate.

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

As of December 31, 2009 we had $597,000 in cash, $11.3 million of short term bank loans drawn under a revolving credit facility, $513,000 current maturities of long term loans, long terms loans in the amount of $816,000 and long term convertible notes in an aggregate amount of $1.9 million. Our bank credit lines are supplied mainly from two banks, JPMorgan Chase which, as of December 31, 2009 provided $3.8 million and the remaining amount of $8.8 million was provided by Bank Leumi.

As of March 31, 2010 we had $0.8 million in cash, $11.7 million of short term bank loans drawn under a revolving credit facility, $463,000 current maturities of long term loans, long terms loans in the amount of $700,000 and long term convertible notes in an aggregate amount of $2.1 million. As of March 31, 2010 JPMorgan Chase has provided us credit in the amount $3.7 million and the remaining amount of $9.1 million was provided by Bank Leumi. Our credit line with JPMorgan Chase expires at the end of June 2010. The Company is in discussions with JPMorgan Chase for the renewal of the credit line and expects that it will be renewed for a period or periods and on terms as shall be agreed between the parties.

In March 2009, the Company entered into an amendment to the 2008 Dimex Systems Asset Purchase Agreement that revised the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through June 2010. The amendment provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million was converted into the same type of convertible debentures subsequently issued by the Company in July 2009. On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments to Dimex Systems. The amendment provides for payment of NIS 300,000 in January 2010 and NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. NIS 600,000 were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted, and in connection with such conversion the Company issued to Dimex Systems a warrant to purchase 49,721 ordinary shares at exercise price of $2.75 per ordinary share. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter. Following this amendment, Dimex Systems holds a total of NIS 3.1 million long-term convertible debt.

In August 2009, the Company closed a $2.4 million Convertible Loan Financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $3.25 per ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $2.75. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems.

In November 2009, as part of a separation agreement between the Company and its former CEO, Shalom Daskal, the Company repaid to Mr. Daskal $50,000 of convertible loan he had previously extended to it as part of the August 2009 Convertible Loan Financing.

The Company’s loans from Bank Leumi are secured by:

•	first ranking fixed charges on the goodwill of the Company and its Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts of Odem; and

•	floating charges on all of the assets of the Company and its subsidiaries, owned now or in the future; and

•	The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantee the Company’s liabilities to Bank Leumi.

The loan agreements signed by the Company and its Israeli subsidiaries contain various financial covenants, which require that the Company and the Israeli subsidiaries maintain certain financial ratios related to shareholders' equity and operating results. On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents, effective December 31, 2008, governing the Company's and its Israeli subsidiaries' short-term revolving credit line from Bank Leumi. In the revised loan documents, the Company and its Israeli subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBITDA, and to continue to provide Bank Leumi with various security interests and cross guarantees. The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. As of December 31, 2009, the Company did not meet the bank covenants. However, the Company received a written waiver from Bank Leumi, under which the Bank agreed, subject to certain conditions, not to act upon the Company’s default. In February 2010, the Company and its Israeli subsidiaries executed  further revised loan documents governing the credit line from Bank Leumi. In the revised loan documents, the Company and its Israeli subsidiaries undertook updated covenants for 2010. The test of meeting these covenants will be based on the results of the first half of year 2010 and the year end results of 2010. The Company expects that it will meet the revised Bank covenants through December 31, 2010.

The Company’s loan from JPMorgan Chase is secured by:

•	first ranking fixed charge on all of the assets of Summit and on the shareholdings in Summit of Lynk, a subsidiary of the Company;

•	floating charge on all of the assets of Summit, owned now or in the future; and

•	Lynk guarantees the liabilities of Summit to JPMorgan Chase.

On February 26, 2010, the Company sold all of its holdings in NWB to P&S. The Company sold 61,441,827 NWB Shares and 1,430,178 NWB Warrants to purchase Common stock of NWB at an exercise price of $0.2098 per share expiring on December 31, 2010. The consideration for the NWB Shares and NWB Warrants was $300,000 of which $150,000 was paid in March 2010 and the remaining $150,000 plus annual interest of 4% (the “Remaining Debt”) shall be paid in twelve monthly installments commencing March 2011. The NWB Shares and NWB Warrants were delivered to an escrow agent which will release the shares to the Buyer upon full payment of the Remaining Debt.

We finance our activities by different means, including equity financings, short and long-term loans, and income from operating activities.

Net cash used in operating activities from continuing operations in 2009 was $1,270,000, compared to net cash provided by operating activities of $676,000 in 2008. The difference in cash flows used in operating activities in year 2009 as compared to 2008 is attributed to increase in 2009 losses which amounted to $9.1 million, compared to a loss of $6.4 million in 2008.

In 2008, cash used in investing activities amounted to $1.4 million, mainly to pay for the acquisition of Dimex System’s assets. Cash used in investing activities in 2008, in the amount of  $9.0 million, was mainly to pay for the acquisition of Dimex System’s assets.

Net cash provided by financing activities in 2009 amounted to $1.6 million, which relates mainly to net proceeds of $1.5 million from the issuance of long term convertible notes. Net cash provided by financing activities in year 2008 amounted to $6.0 million, comprised of share issuances in consideration for $1.75 million and an increase in bank loans by $4.25 million.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2009, our average trade receivables’ and trade payables’ aging days were 94 and 64 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

In 2009, the Company implemented an overall efficiency plan, including, consolidation of facilities in Israel, reduction in workforce and reduction in payroll of employees. The Company believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

Laurus Convertible Note Financings

On June 10, 2004, the Company entered into a Securities Purchase Agreement with Laurus Master Fund Ltd. under which the Company issued to the Laurus in a private placement (i) a Secured Convertible Term Note of a $2,000,000 principal amount, which was due June 10, 2007 and (ii) a warrant to purchase 26,000 ordinary shares at an exercise price of $20.2 per share. The warrant is exercisable, in whole or in part, until June 10, 2011.

On September 29, 2005, the Company entered into a Second Securities Purchase Agreement with Laurus, under which the Company issued to Laurus in a private placement (i) a Secured Convertible Term Note of a $1.5 million principal amount, due September 2008, and (ii) a warrant to purchase 14,611 ordinary shares at an exercise price of $20.2 per share.

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

On August 17, 2006 the Company entered into and closed a third financing transaction with Laurus. The financing consisted of a $1.5 million Secured Convertible Term Note with a term of three years. In addition, BOS granted to Laurus a warrant to purchase up to 14,611 ordinary shares, which is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $20.2 per share for the first 4,871 ordinary shares acquirable thereunder, and of $26.5 per share for the additional 9,741 acquirable thereunder.

On June 21, 2007 Laurus Master Fund Ltd. converted the entire outstanding principal amount under its convertible notes of approximately $2,223,000 into 175,734 ordinary shares of the Company, at a conversion price of $12.65.

2007 Private Placements

On June 26, 2007, the Company entered into a definitive private placement agreement with a European private investor for the issuance of 45,283 ordinary shares at a price per share of $13.25. Pursuant to its undertaking, under the Registration Rights Agreement with the investor, the Company filed with the Securities and Exchange Commission a registration statement covering the resale of the ordinary shares issued to the investor, which became effective on May 20, 2009.

The Company has paid 6% of the investment amount in cash as placement fees to Cukierman & Co.

In December 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund and three subsidiaries of D.S. Apex, under which the Company issued 166,712 ordinary shares at a price of $12.00 per share (reflecting an aggregate investment of approximately $2 million), and 108,363 warrants at an exercise price of $13.80, exercisable for four years from their date of issuance.

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

2008 Private Placements

In July 2008, the Company entered into a Share Purchase Agreement with three non-U.S. investors, under which the Company issued 148,148 ordinary shares at a price per share of $6.75 (reflecting an aggregate investment of $1 million) and 74,074 ordinary shares issuable upon the exercise of warrants at an exercise price $8.00 per ordinary share, exercisable for 2 years from their date of issuance.

In August 2008, the Company entered into a Share Purchase Agreement with an Australian investor, under which the Company issued 163,266 ordinary shares at a price per share of $6.125 (reflecting an aggregate investment of $1 million) and 81,633 ordinary shares issuable upon the exercise of warrants at an exercise price $7.375 per ordinary share, exercisable for 2 years from their date of issuance.

2009 Private Placements

In August 2009, the Company closed a $2.4 million Convertible Loan Financing  with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $3.25 per ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $2.75. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems.

In November 2009, as part of a separation agreement between the Company and its former CEO, Shalom Daskal, the Company repaid to Mr. Daskal $50,000 of convertible loan he had previously extended to it as part of the August 2009 Convertible Loan Financing.

2010 Private Placements

        On February 4, 2010, the Company entered into additional amendment to the Dimex Systems Asset Purchase Agreement, whereby among others, NIS 600,000 was converted into long-term convertible debentures on terms similar to those of the debentures the Company issued in August 2009 and in connection with such conversion the Company issued to Dimex Systems a warrant to purchase 49,721 ordinary shares at exercise price of $2.75 per ordinary share. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter.

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

We, like other companies, have been and are subject to the effects of the global market slowdowns. If general economic conditions fail to improve, or if they continue to deteriorate, we anticipate an adverse affect on our revenues and an increase in our account receivables and inventory days. Our revenues for year 2009 decreased by 35% to $33.2 million from $50.8 million in year 2008. Starting from the second half of year 2009, we have begun to see a stabilization and improvement in revenues and backlog. First quarter of 2010 revenues increased to $9.4 from $9.0 million in the comparable quarter year 2009.

BOS’ vision is to become a worldwide leader in the field of RFID and Mobile solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of the RFID and Mobile Solutions segment revenues will increase gradually going forward.

Following the economic slowdown we recorded a goodwill impairment charge of $1.2 million in 2009 and 1.9 million in 2008, which related to the Supply Chain Solutions segment. As a result, as of December 31, 2009, the Supply Chain Solutions segments’ goodwill was fully impaired. If general economic conditions fail to improve, we may be required to record additional goodwill impairment charges.

The vast majority of our sales are made in U.S. dollars and a significant portion of our expenses is in NIS. The U.S. dollar cost of our operations in Israel is increased by the extent to which the NIS appreciates in relation to the U.S. dollar. In 2009, and until April 30, 2010, the U.S. dollar decreased in value against the NIS by approximately 2.3%, which resulted in a corresponding increase in the U.S. dollar cost of our operating expenses. Further significant devaluation could have an adverse effect on our results of operation and financial condition. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar, and may not be successful in attempting to purchase instruments that reduce exposure to currency exchange fluctuations. Further significant depreciation could have an adverse effect on our results of operations and financial condition.

5E.	Off-Balance Sheet Arrangements

In September 2004 Odem signed a long term sale agreement for the supply of electronic components to IAI. The agreement provides for a fixed sales price of the components during the term of the agreement through December 2010.

In July 2008, we signed a contract for the sale of components to a Strategic Customer. The contract provides for a framework for orders during an initial term (until 2012). The contract may be extended for additional five-year terms.

Pursuant to the contracts with IAI and the Strategic Customer, we committed to a fixed components sale price through the respective contract periods.

Absent the flexibility to increase our prices as a result of increased costs of the components, significant increased costs may adversely impact our financial results. In addition, under the agreements, we are obligated to hold inventory of products necessary for three months of the customer’s production. This requires us to incur the costs of purchasing inventory without having an outstanding purchase order for the products. If we are unable to sell products that are purchased to be held in inventory, we may incur difficulties in working capital, write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Such write offs, write downs and difficulties could adversely affect our operating results and financial condition.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

	Payment due by period
	Total	Less than 1 year	1-3 years
Long-term loans (1)	$1,329,444	$513,295	$816,149
Accrued severance pay (2)	770,318	-	-
Convertible note (3)	2,433,000		2,433,000
Other short and long term liabilities	1,047,000	128,000	919,000
Operating lease - cars	635,582	335,081	300,501
Purchase obligation for service and inventory	5,882,981	5,882,981	-
Facilities lease	255,329	153,934	101,395
Total	$12,353,654	$7,013,291	$4,570,045

(1)	Does not include interest. For information on interest rate on long terms loans see note 12 to the Consolidated Financial Statements for the year ended December 31, 2009.

(2)	The time for payment of the severance cannot be predicted.

(3)	Doesn't include a discount related to warrants compensation in a depreciated amount of $547,000.

The above table does not include (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Export since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see “Section 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”).

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Edouard Cukierman1	45	Chairman of the Board of Directors
Mr. Yuval Viner	47	Chief Executive Officer
Mr. Avidan Zelicovsky1	40	President
Mr. Eyal Cohen	41	Chief Financial Officer
Mr. David Smith	47	General Manager of Supply Chain Americas
Mr. Jacob Neuhof	65	Director and Vice-Chairman of the Board of Directors
Mr. Guillaume Binder	55	Director
Mr. Joel Adler	56	Director
Mr. Dan Hoz	39	Director
Mr. Gérard Limat	69	Director
Mr. Ronen Zavlik	49	Director
Ms. Nelly Assouline	44	External Director
Mr. David Golan	69	External Director

1 Mr. Cukierman and Mr. Zelicovsky are first cousins. There are no other family relationships among the officers and directors.

Mr. Edouard Cukierman has been a director since May 2003 and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Funds and serves as Chairman of Cukierman & Co Investment House. Since its establishment in 1993 Cukierman & Co., Investment House realized € 3 billion of corporate finance transactions. Mr. Cukierman is a Board member of Lamina Technologies in Switzerland and Mainsoft in Israel. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a venture capital fund established in 1993, which was the first Israeli company which went public in continental Europe. He is also the Chairman of the Board of “Friends of Sar-El”, an Israeli Defense Forces volunteer organization and is a board member of the “Alliance Israelite Universelle en Israel”. He serves as an officer in the Israeli Defense Forces Spokesman Unit and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion - Israel Institute of Technology.

Mr. Yuval Viner was appointed as the Company acting CEO on October 20, 2009 and as CEO on March 17, 2010. From March 2008, following the acquisition of Dimex System’s assets, he served as the Head of RFID and Mobile Solutions Division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner joined the Company as part of the acquisition of Dimex Systems assets. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky was appointed as the Company acting president in October 20, 2009 and as president on March 17, 2010. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the Head of Supply Chain Solutions Division. Mr. Zelicovsky first joined the Company’s subsidiary Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University.

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

Mr. David Smith is the General Manager of Supply Chain Americas which is part of our Supply Chain Solutions Division. Prior to joining the Company, in July 2008, Mr. Smith served as Corporate Director of Logistics and Special Projects for Annin & Co.,  a large flag manufacturer and distributor in the United States. Mr. Smith holds a B.A from Montclair State University, NJ and a Mini MBA from Rutgers University, NJ. Recently in 2008, Mr. Smith completed a Six Sigma CSSGB at Union County Community College.

 Mr. Jacob Neuhof has been a director of the Company since September 2009 and a Vice-Chairman of the Company since October 2009. Mr. Neuhof founded Odem in May 2002 and managed the company for 16 years. Between 2005-2007, Mr. Neuhof served as the Chairman of the Board of Odem.  Odem was purchased by the Company in 2004-2005 and is its wholly owned subsidiary.  In the past, Mr. Neuhof served as Country Manager for Texas Instruments in Israel for a period of ten years and as a design engineer at General Signal Corp. Mr. Neuhof holds an Electrical Engineering degree from McGill University, Canada and an MBA with a specialization in Marketing from the University of Bridgeport, Connecticut.

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

Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., Hachsharat Hayishuv Hotels Ltd. and Orad (Hai) Investments and Holdings Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

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

Ms. Nelly Assouline has been an external director of the Company since November 2008. Ms. Assouline has been holding various positions in Dexia since 1989, most recently in Paris. Between the years 2001-2007 she has served as Deputy General Manager and Chief Financial Officer of Dexia Israel. She has set up and served as a board member of Dexia Israel Issuance Ltd. and of Dexia Operational Financing Ltd. Between the years 1989 and 2001 she was the senior executive funding director - Financial Markets in the Dexia Funding Department. Ms. Assouline holds a Post Graduate degree in Mathematics and Finance from the Dauphine University and an International Executive MBA from the Kellog University of Management (Northwestern and Tel-Aviv University).

Mr. David Golan has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, managerial and consulting services. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelors degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

6B.	Board and Executive Compensation

On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants, including directors appointed in the future, at the same rate the external directors of the Company are paid.  However, on August 5, 2004, the shareholders approved an exception - that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. (a service provider to the Company). On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he is granted 80,000 options to purchase the Company’s ordinary shares in four equal annual tranches (pro-rated for any part of the calendar year). These options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director (see “Section 7B. Related Party Transactions”).

The current compensation rates for our directors, excluding the external directors, are an annual fee of approximately $6,289 and a meeting participation fee of approximately $328. These rates reflect a voluntary waiver by each of the non-external directors of 15% of their fees for the year 2009. The rates for of our external directors are an annual fee of approximately $8,432 and a participation fee in meetings of approximately $426. Additionally, the Company’s directors are granted options (see “Section 6E. Share Ownership”). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2009:

	Salaries, Directors' fees, Service fees, Commissions and Bonus1	Pension, Retirement and Similar benefits
All directors and officers as a group (then 14 persons)	$1,489,557	$115,706

1 Includes fees paid to Mr. Shalom Daskal, who, until October 2009, provided the Company with CEO services through a management agreement by and among the Company, Shalom Daskal and N-D-P Consulting Ltd. Figure also includes (a) consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder and (b) Stock based compensation in the amount of $343,770.

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

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director, up to a maximum period of one month, if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her and shall be subject to all of the provisions of the Articles of Association and the Israeli Companies Law. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director's term, removal of the alternate at an annual general meeting, the bankruptcy of the alternate, the conviction of the alternate for an offense in accordance with the Israeli Companies Law, the legal incapacitation of the alternate, the removal of the alternate by court order or the resignation of the alternate. Currently, no alternate directors have been appointed. A director may appoint an alternate to serve in his place as a member of a committee of the Board of Directors, even if the alternate currently serves as a director, as long as he does not already serve as a member of that committee.

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

In accordance with the requirements of the Nasdaq Stock Market nominees for directors are recommended for selection by a majority of the independent directors.

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

Remuneration Committee:

The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of employees of the Company. The Remuneration Committee of the Company is formed and meets on an ad hoc basis. Under the Israeli Companies Law, generally the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

In accordance with Nasdaq rules, the compensation of the Company’s Chief Executive Officer and other executive officers is recommended to the Board of Directors by a majority of the independent directors on the Company’s Board of Directors.

6D.	Employees

As of December 31, 2009, we employed 115 employees. As of April 30, 2010, we employed 111 employees, of which 94 are employed in Israel and the rest are employed in the United States. Of these 111 employees: 12 employees are in general and administrative positions, 51 employees in marketing and sales, 10 employees in research and development, and 38 employees in manufacturing and related activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

In December 2008 and in May 2009, we effected a progressive reduction in the salaries of the employees of the Company and its subsidiaries of up to 15%, depending on the level of salary. In connection with such reduction, in May 2009, the Company granted its employees a total of 107,751 options to purchase ordinary shares of the Company with exercise price of $0.00 per ordinary share. The options vest on a quarterly basis starting from January 2009 over a period of four quarters, in four equal parts. The exercise period of the options is 5 years from January 1, 2009.

In addition, in May 2009, the Company’s employees were granted a total of 109,034 options to purchase the Company’s ordinary shares, as a prospective incentive. The exercise price of these options is $5.00 per ordinary share. These options vest on a yearly basis starting from January 2009 over a period of four years, in four equal parts. The exercise period of the options is 5 years from January 1, 2009.

6E.	Share Ownership

As of April 30, 2010, out of our directors and officers, then consisting of 13 persons, shares and options held by our officers and directors are as follows:

Name	Position	Shares	Options
Mr. Edouard Cukierman1	Chairman of the Board of Directors	8,139	128,276
Mr. Jacob Neuhof	Director and Vice-Chairman of the Board of Directors	55,114	4,300
Mr. Joel Adler2	Director	28,185	5,800
Mr. Avidan Zelicovsky3	President	14,600	112,701
Mr. Yuval Viner4	Chief Executive Officer	8,597	42,319
Other directors and officers5			53,580

1
Mr. Edouard Cukierman held 4,334 ordinary shares directly, 1,285 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd. and an additional 2,520 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership. See Item 7A.

2
Brada Investments Limited is a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 28,185 ordinary shares. Mr. Joel Adler holds 5,800 options, which he received as a director.

3	Does not include 1,077 ordinary shares of the Company underlying a convertible loan extended by Avidan Zelicovsky.

4	Does not include 1,077 ordinary shares of the Company underlying a convertible loan extended by Yuval Viner.

5	Does not include 308 ordinary shares of the Company underlying a convertible loan.

On February 18, 2003 the Company’s shareholders approved the grant of 1,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $9.20; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant.  Due to share fluctuation, at the recommendation of the Board of Directors, the shareholders resolved on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq Market on the 20 trading days preceding their appointment.

The shareholders approved on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 1,500 options under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. (a service provider to the Company), and therefore not eligible for options according to the February 18, 2003 shareholders resolution.

The shareholders also approved on June 29, 2005, to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 1,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004. Following this decision Edouard Cukierman was granted 1,500 options at an exercise price of $13.475.

On May 18, 2006 and in November 2007 the shareholders approved to grant Mr. Edouard Cukierman, a total of 4,334 ordinary shares (for no consideration), and 126,776 options to purchase ordinary shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan. (see “Section 7B.  Related Party Transactions”)

On May 14, 2009 the shareholders approved the grant to each of the directors of the Company (excluding the external directors and Mr. Edouard Cukierman) 2,800 options to purchase the Company’s ordinary shares in accordance with the Company’s 2003 Israeli Share Option Plan. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $5.00; the options will vest over a four year period from May 14, 2009, in four equal parts and be exercisable within five years from the date of grant.

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

The Section 102 Share Options Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. Due to a tax reform in Israel, after January 1, 2003 the Company will not grant options pursuant to an “old” Section 102 Plan. Therefore, the Company may not grant any more options pursuant to the 2001 Plan described below. Previous grants under this Plan remain unaffected. In any event, after the adoption of the 2003 Plan (see below), the Board of Directors resolved that no further grants shall be made under the previously adopted plans.

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 125,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the 2003 Plan, initially to 200,000, and thereafter to 300,000, to 520,000 and in May 14, 2009 to 830,000. The Board of Directors has resolved that no further grants shall be made under previous plans. The Company has elected to designate the 2003 Plan as providing benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will is not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of April 30, 2010 we had 603,771 options outstanding under this plan (of which 478,381 are vested) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding
Less than $0.02	126,743
$2.476	1,500
$2.50	20,000
$2.75	14,400
$3.05	7,500
$3.485	1,500
$5.0	109,410
$5.22	1,500
$5.382	50,000
$7.33	1,500
$7.495	1,500
$8.40	20,000
$8.565	1,500
$11.40	1,500
$11.925	80,000
$12.60	70,920
$12.85	1,500
$13.40	84,198
$13.475	3,000
$15.00	5,600
Total	603,771

2001 Plan

In March 2002, the Company’s shareholders approved the adoption of the 2001 Stock Option Plan, pursuant to which 50,000 ordinary shares were reserved for purchase by the Company’s employees, directors, consultants or service providers, as determined by the Board of Directors or its authorized sub-committee. As of April 30, 2010, we had 116 options outstanding under this plan, at an exercise price of $34.0 per share. All of the outstanding options are vested.

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of April 2010, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,622,971 shares outstanding as of April 30, 2010.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Number	Warrants and Convertibles	Percent
Catalyst Fund, LP (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	423,451	54,182	17.84%

SITA S.A. (2) 27, RTE DE GY 1252 Meinier, Geneva, Switzerland	175,734	172,862	12.46%

Bellite Pty Limited (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	163,266	197,018	12.77%

Dimex Systems (1988) Ltd.(4) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	91,449	326,414	14.17%

(1)
 “Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund. Includes 216,145 ordinary shares held by Catalyst Investment L.P. the general partner of Catalyst Fund. Does not include 163,077 Ordinary Shares of the Issuer underlying a convertible loan extended by Catalyst Private Equity Partners (Israel) II L.P. (“Catalyst Private Equity”), an Israeli limited partnership whose general partner is Catalyst Investments II L.P. (“Catalyst Investments”). In addition, does not include 163,077 ordinary shares underlying a warrant granted to Catalyst Private Equity, exercisable during a period starting from 18 months to 36 months from grant (August 2009).

Mr. Edouard Cukierman may be deemed to share voting and dispositive power with respect to shares held by Catalyst Private Equity.  Mr. Cukierman disclaims beneficial ownership in such shares except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Investments.

(2)
Mr. Gérard Limat, a member of our board of directors, is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA. Includes 172,862 ordinary shares of the Company underlying a convertible loan extended by SITA SA. Does not include 172,862 ordinary shares underlying a warrant granted to SITA SA, exercisable during a period starting from 18 months to 36 months from grant (August 2009).

(3)
Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited. Includes 115,385 ordinary shares of the Company underlying a convertible loan extended by Bellite Pty Limited.  Does not include 115,385 ordinary shares underlying a warrant granted to Bellite Pty Limited, exercisable during a period starting from 18 months to 36 months from grant (August 2009).

(4)
Includes 257,318 ordinary shares underlying a convertible loan. Does not include 257,318 ordinary shares underlying a warrant granted to Dimex Systems (1988) Ltd., exercisable during a period starting from 18 months to 36 months from grant (August 2009).

The changes in holdings (excluding warrants and convertible loans) of the major shareholders over the last three years are detailed, to the best of our knowledge, in the table below:

Holdings as of:	December 31, 2007	December 31, 2008	December 31, 2009	April 30, 2010

Catalyst Fund, LP	423,451	423,451	423,451	423,451	1

D.S. Apex Holdings Ltd.	267,777	270,994	270,994	67,069

SITA	175,734	175,734	175,734	175,734

Bellite Pty Limited	-	163,266	163,266	163,266

1 Includes 216,145 ordinary shares held by Catalyst Investment L.P. the general partner of Catalyst Fund.

As of April 30, 2010, there were 47 record holders of ordinary shares, of which 12 were registered with addresses in the United States, representing approximately 58% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Grant of Shares and Options and to Mr. Cukierman

On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he shall be granted 80,000 options in four equal annual tranches (pro-rated for any part of the Calendar year). The options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The options shall vest on a quarterly basis. The exercise price of the options is $11.925, which was equal to the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised options shall expire after five years from their respective grant date.

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Mr. Cukierman such number of options amounting, together with options previously granted, to 80,000 options, and such additional options shall be vested upon grant; and (iii) the options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Mr. Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

In 2003, the Company's audit committee and Board approved the engagement of Cukierman & Co., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the “Services Agreement”). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT (starting from February 9, 2009, Cukierman & Co.  agreed to temporarily reduce such fee to $8,500), in addition to a success fee of 4%-6% for a consummated private placements. According to its terms, the Company may terminate the Services Agreement at any time, by giving one month prior written notice. The Services Agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

The Services Agreement also provided that the success fees for securing Business Development Services shall be discussed and drafted as an additional Addendum to the Services Agreement. Such an Addendum was approved by the Audit Committee and Board of Directors, in May 2010, and it provides for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company’s products to a new customer which was introduced by CIH.

For payments the Company paid and accrued pursuant to the Services Agreement in year 2009 see Note 19 to the Consolidated Financial Statements for the year ended December 31, 2009.

Management Agreement with Shalom Daskal and N-D-P Consulting Ltd.

Starting from November 2008 until October 2009, Mr. Shalom Daskal provided the Company with CEO services through a management agreement by and among the Company, Shalom Daskal and N-D-P Consulting Ltd. In addition, Mr. Daskal received 80,000 options to purchase the Company’s ordinary shares, in connection with his service as a director in the Company’s subsidiaries. The terms of the options are as follows: (1) options to purchase 30,000 ordinary shares, which have an exercise price of NIS 0.05 per ordinary Share and vest and become exercisable in 3 equal semi-annual installments of 10,000 options each, with the first installment vesting upon the lapse of 6 months from November 19, 2008. (2) Options to purchase up to 50,000 ordinary shares, which have an exercise price equal to NIS 20.00. These options vest and become exercisable in 10 equal quarterly installments of 5,000 options each, with the first installment vesting in March 30, 2009 and thereafter upon the lapse of every 4 months.

In May 2009, Mr. Daskal was granted an additional 38,967 options to purchase the Company's ordinary shares. The terms of the options are as follows: (a) 12,567 options to purchase ordinary shares, with an exercise price of $0.00 per ordinary share. The options vest on a quarterly basis starting from January 2009 over a period of four quarters, in four equal parts. The exercise period of these options is 5 years from the commencement of vesting; (b) 26,400 options to purchase ordinary shares, with an exercise price of $5.00 per ordinary share. These options vest on a yearly basis starting from January 2009 over a period of four years, in four equal parts. The exercise period of these options is 5 years from the commencement of the vesting. On October 20, 2009, Shalom Daskal has ceased to serve as the Chief Executive Officer of the Company.

In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50,000 of convertible loan he had previously extended to it. As of April 30, 2010, Mr. Daskal holds 80,000 options to purchase the Company’s ordinary shares.

August 2009 Private Placement

In August 2009, the Company closed a $2.4 million Convertible Loan Financing  with several lenders including Catalyst Private Equity Partners (Israel) II L.P (For more details on the aforementioned loan financing see “Section 5B- Liquidity and Capital Resources”). In connection with certain lenders participating in this transaction, BOS paid $40,000 to Cukierman & Co. Investment House, equaling 6% of the investment amount, as placement fees. Placement fees in respect of Catalyst and SITA, in amount of $61,800 were credited to the accounts of these lenders.

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

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2009	$2,509,000	8%
2008	$5,559,000	11%
2007	$6,328,000	27%

Sales outside of Israel in the years 2009, 2008 and 2007 do not include sales of Summit, in the amount of $9,044,000, $16,928,000  and $1,684,000, respectively.

Legal Proceedings

        In November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149,000 (approximately $40,000). The Company's financial statements include a provision in this respect.

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

Since April 1996, our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the NASDAQ Capital Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our shares started to be traded on what is now called the NASDAQ Global Market. In January 2002, our shares began trading also on the TASE, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority. On May 12, 2009, we delisted our ordinary shares from trade on the TASE. The delisting of the ordinary shares from the TASE did not affect the continued listing of the ordinary shares on the NASDAQ Global Market under the symbol BOSC. After the delisting of the Company’s ordinary shares from the TASE, we are no longer subject to reporting requirements in Israel. On October 16, 2009 the Company’s ordinary shares were transferred to the NASDAQ Capital Market and are traded on such market under the symbol “BOSC”.

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:5 reverse share split effected on January 12, 2010.

Period		High ($)	Low ($)

Annual Information
2005	Annual	18.70	10.75
2006	Annual	14.85	10.55
2007	Annual	14.50	9.50
2008	Annual	10.25	1.15
2009	Annual	3.30	1.10

Quarterly Information (2008)
	First Quarter	10.25	7.40
	Second Quarter	8.45	7.00
	Third Quarter	6.90	3.85
	Fourth Quarter	3.95	1.15
	December	2.60	1.15

Quarterly Information (2009)
	First Quarter	3.20	1.10
	Second Quarter	3.30	1.95
	Third Quarter	2.45	1.75
	Fourth Quarter	2.20	1.25
	December	1.80	1.25

Monthly Information (2010)
	January	1.45	1.12
	February	1.41	1.23
	March	1.45	1.33
	April	1.43	1.32
	May	1.31	1.21
	June (until June 28)	1.23	0.93

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Capital Market under the symbol “BOSC”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:  Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law. Since then, certain articles of the Article of Association have been amended.

Set forth below is a summary of certain provisions of our Memorandum and Articles of Association. This summary is not complete and should be read together with our Memorandum and Articles of Association, filed as exhibits hereto.

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as the “adjourned meeting”)

The Articles of Association provide that all shareholder resolutions shall be passed by an ordinary (simple) majority of the votes cast, unless another majority is specified in the Israeli Companies Law or in the Articles (Article 14.3).

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

General Corporate Tax Structure

Israeli companies are generally subject to income tax on their taxable income at the rate of  29% for 2007, 27% for 2008, 26% for 2009, 25% for 2010,  24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

U.S. TAXATION

Subject to the limitations described herein, the following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

● an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

● a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

● an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

● a trust (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

We believe that we were not a PFIC for our 2009 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

Foreign currency exchange rate risk:

The results of operation and financial position of Dimex, whose functional currency is NIS, have been translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements, exposing us to currency translation risk.

In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the NIS. In periods when the U.S. dollar devaluate against this currency, our reported results of operations may adversely affected. The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. From time to time, the Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $1,250,000 on December 31, 2009. Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk.

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the United States and Europe. The Company generally does not require collateral, however, in certain circumstances, the Company may require letters of credit, guarantees, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2009 and December 31, 2008:

	December 31
	2009	2008
Americas	$924,000	$2,194,000
Europe	1,034,000	1,804,000
Far East	-	60,000
Israel and others	6,727,000	9,256,000

	$8,685,000	$13,314,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to its investment of its surplus funds and to loans that carry variable interest.

The Company has a conservative investment policy. According to this policy the Company invests in bank deposits.

A material change in interest we receive on our bank deposits or pay on our loans may have an effect on the Company’s financial results and cash flow.

Bank Risk

The Company manages its loans in two banks: (i) Bank Leumi which provides credit to the Company and its Israeli subsidiaries and (ii) JPMorgan Chase which provides credit to Summit. Our credit line with JPMorgan Chase expires at the end of June 2010. The Company is in discussions with JPMorgan Chase for the renewal of the credit line and expects that it will be renewed for a period or periods and on terms as shall be agreed between the parties. In case of the termination or expiration of our credit lines, a deterioration in our relations  with our banks or adverse changes in the financial position of either of these banks, our liquidity could be materially adversely affected.

Item 12:  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

(a) Disclosure controls and procedures.

The Company’s principal executive officer and its principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report at the reasonable level of assurance.  Based on that evaluation, such principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report. This Annual Report does not include an attestation report of our registered public accounting firm regarding the effectiveness of the Company's internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

(b)  Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

(c)  Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2009, that have materially affected or are reasonably likely to materially affect these controls.

(d)  Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2009, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:   [Reserved]

Item 16A: Audit Committee Financial Expert

The Company’s Board of Directors has determined that Ms. Nelly Assouline, Mr. David Golan and Mr. Ronen Zavlik, all members of the audit committee, are “audit committee financial experts”, as defined by the applicable SEC regulations. The experience of each is listed under Item 6A. All are “independent” under the applicable SEC and Nasdaq regulations.

Item 16B: Code of Ethics

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code is posted on our website and may also be obtained, without charge, upon a written request addressed to the Company’s investor relations department.

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2008 and 2009 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2008 and 2009:

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Amount	Percentage	Amount	Percentage
Audit Fees	75,000	93%	108,298	81%
Tax Fees (1)	6,000	7%	25,868	19%
Total	81,000	100%	134,166	100%

(1)
“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, listing the particular services or categories of services, and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Furthermore, the Audit Committee has authorized the Committee Chairman to pre-approve engagements of the Company’s auditors so long as the fee for each such engagement does not exceed $5,000 and so long as the engagement is notified to the Committee at its next subsequent meeting. Any services pre-approved by the Audit Committee (or by the Chairman) must be permitted by applicable law. Once services have been pre-approved, the audit committee receives a report on a periodic basis regarding the extent of the services actually provided and the fees paid.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Not applicable to Registrant

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2009.

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:  Corporate Governance

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Page
Reports of Independent Registered Public Accounting Firms	F-2 – F-3
Consolidated Balance Sheets	F-4 – F-5
Consolidated Statements of Operations	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-10
Notes to Consolidated Financial Statements	F-11 – F-47

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were furnished under Form 6-K on March 29, 2010.

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

4.3
M&A Addendum to the Service Agreement, as of August 22, 2004, by and among Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.4	Business Development Addendum to the Service Agreement, as of May 24, 2010, by and among Cukierman & Co. Investment House Ltd., BOS-Dimex Ltd., BOS-Odem Ltd. and the Registrant.

4.5	The Registrant’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11650).

4.6
Securities Purchase Agreement, dated as of the December 10, 2007, by and among certain investors and the Registrant; Registration Rights Agreement dated as of the December 10, 2007 by and among certain investors and the Registrant; and Form of Warrant dated as of December 31, 2007 issued by the Registrant to certain investors (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.7
Asset Purchase Agreement dated as of the January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Registrant (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.8
Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009  (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form F-3 No. 333-152020).

4.9
Amendment No. 2 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated February 3, 2010 and Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd.

4.10
Loan Agreement by and between the Company and Dimex Systems (1988) Ltd., dated February 3, 2010; Registration Rights Agreement dated as of the February 3, 2010 by and between the Company and Dimex Systems (1988) Ltd.; Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd.

4.11
Share Purchase Agreement and Registration Rights Agreement dated as of July 16, 2008 by and among certain investors and the Registrant. Form of Warrant dated as of July 16, 2008 issued by the Registrant to certain investors (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form F-3 No. 333-152020).

4.12
Share Purchase Agreement and Registration Rights Agreement dated as of August 25, 2008 by and among certain investors and the Registrant. Form of Warrant dated as of August 25, 2008 issued by the Registrant to certain investors (incorporated by reference to the Company’s Amendment No. 1 to Registration Statement on Form F-3 No. 333-152020).

4.13
Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked); Credit Line Agreement by and between Bank Leumi Le-Israel Ltd. and BOS-Odem Ltd.; Credit Line Agreement by and between Bank Leumi Le-Israel Ltd. and BOS-Dimex Ltd.; EBIDTA Covenants Letter by and among Bank Leumi Le-Israel Ltd., B.O.S Better Online Solutions Ltd., BOS-Odem Ltd. and BOS-Dimex Ltd.; Tangible Equity Capital Covenants Letter by and between Bank Leumi Le-Israel Ltd. and BOS-Odem Ltd.; Tangible Equity Capital Covenants Letter by and between Bank Leumi Le-Israel Ltd. and BOS-Dimex Ltd.; Form of Subordination Letters of BOS-Dimex Ltd. and of BOS-Odem Ltd.; and B.O.S Better Online Solutions Ltd. Subordination Letter.

4.14
Forms of Advised Line of Credit Note, Continuing Security Agreement and Continuing Guarantee by and between BOS - Supply Chain Solutions (Summit) Inc. (formerly known as Summit Radio Corp.) and JPMorgan Chase Bank  (incorporated by reference to the Company’s Annual Report on Form 20-F filed on July 1, 2009).

4.15
Framework Agreement between BOS - Supply Chain Solutions (Summit) Inc. (formerly known as Summit Radio Corp.) and a Strategic Customer. (Confidential treatment has been granted with respect to portions of this exhibit, which have been redacted, and the redacted portions have been filed separately with the Securities and Exchange Commission.) (incorporated by reference to the Company’s Annual Report on Form 20-F/A filed on October 22, 2009)

4.16	Form of Loan Agreement and Registration Rights Agreement by and among certain lenders and the Registrant. Form of Warrant issued by the Registrant to certain lenders.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11	Statement of Computation of Earnings Per Share

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

23.2	Consent of Arik Eshel, CPA & Assoc., PC

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: June 30, 2010

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of BOS - Supply Chain Solutions (Lynk) Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 19% and 9% in 2009 and 2008, respectively and total revenues constituting 25% and 33% in 2009 and 2008, respectively of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BOS - Supply Chain Solutions (Lynk) Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29 2010	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of BOS - Supply Chain Solutions (Lynk) Inc.

We have audited the accompanying consolidated balance sheets of BOS - Supply Chain Solutions (Lynk) Inc. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009.  The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

As of December 31, 2009 and 2008 and for the two-year period ended December 31, 2009, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). As of December 31, 2007 and for the year then ended, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BOS - Supply Chain Solutions (Lynk) Inc.  and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC

New York, NY

March 29, 2010

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$597	$1,637
Trade receivables (net of allowance for doubtful accounts of $ 214 and $ 65 at December 31, 2009 and 2008, respectively)	8,685	13,314
Available for sale securities (Note 6)	361	-
Other accounts receivable and prepaid expenses (Note 3)	1,043	1,155
Inventories (Note 5)	8,776	10,346

Total current assets	19,462	26,452

LONG-TERM ASSETS:
Severance pay fund	652	652
Investment in other companies and available for sale securities (Note 6)	218	882
Deferred taxes (Note 16)	-	452
Other assets	123	-

Total long-term assets	993	1,986

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,278	1,128

OTHER INTANGIBLE ASSETS, NET (Note 8)	1,999	2,418

GOODWILL (Note 9)	4,172	5,361

	$27,904	$37,345

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$11,787	$10,299
Trade payables	5,097	6,458
Employees and payroll accruals	652	843
Deferred revenues	731	826
Accrued expenses and other liabilities (Note 11)	1,226	3,111

Total current liabilities	19,493	21,537

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	816	2,256
Deferred taxes and income tax accruals (Note 16)	377	541
Accrued severance pay	770	929
Convertible note (Note 13)	1,886	-
Other long-term liabilities	919	838

Total long-term liabilities	4,768	4,564

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15) (*):
Share capital:
Ordinary shares of NIS 20.00 par value: Authorized: 7,000,000 shares at December 31, 2009 and 2008; Issued and outstanding: 2,622,533 and 2,609,966 shares at December 31, 2009 and 2008, respectively	13,225	13,159
Additional paid-in capital	57,042	55,830
Accumulated other comprehensive loss	(156)	(378)
Accumulated deficit	(66,468)	(57,367)

Total shareholders' equity	3,643	11,244

Total liabilities and shareholders' equity	$27,904	$37,345

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2008	2007

Revenues	$33,253	$50,849	$23,774
Inventory write off	2,530	339	258
Cost of revenues	26,321	40,511	18,841

Gross profit	4,402	9,999	4,675

Operating costs and expenses:
Research and development	360	844	636
Sales and marketing	7,773	9,712	3,811
General and administrative	2,364	2,029	1,980
Impairment of goodwill	1,218	1,873	-

Total operating costs and expenses	11,715	14,458	6,427

Operating loss	(7,313)	(4,459)	(1,752)
Financial expenses, net (Note 17a)	(838)	(636)	(469)
Other expenses, net (Note 2g)	(409)	(1,448)	(6,233)

Loss before taxes on income	(8,560)	(6,543)	(8,454)
Tax benefit (taxes on income) (Note 16)	(541)	403	(9)

Loss from continuing operations	(9,101)	(6,140)	(8,463)
Income (loss) from discontinued operations (Note 1c)	-	(260)	67

Net loss	$(9,101)	$(6,400)	$(8,396)

Basic and diluted net loss per share from continuing operations (Note 17b) (*)	$(3.50)	$(2.55)	$(4.90)

Basic and diluted net earnings (loss) per share from discontinued operations (Note 17b) (*)	$-	$(0.10)	$0.05

Basic and diluted net loss per share (Note 17b) (*)	$(3.50)	$(2.65)	$(4.85)

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares (*)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2007	1,353,420	$6,571	$48,330	$19	$(42,571)		$12,349
Issuance of Ordinary shares for options exercised	4,700	23	23	-	-		46
Issuance of shares related to the private placements, net	294,236	1,483	1,983	-	-		3,466
Issuance of shares related to rights offering, net	347,883	1,720	2,229	-	-		3,949
Issuance of shares related to conversion of convertible note	175,734	831	1,066	-	-		1,897
Share-based compensation expense	-	-	516	-	-		516
Warrants related to a convertible note issued to lenders	-	-	611	-	-		611
Other comprehensive loss:
Net loss	-	-	-	-	(8,396)	$(8,396)	(8,396)
Total comprehensive loss						$(8,396)

Balance at December 31, 2007	2,175,973	10,628	54,758	19	(50,967)		14,438
Issuance of Ordinary shares for options exercised	534	3	(3)	-	-		-
Issuance of shares related to the private placement, net	311,414	1,843	(52)	-	-		1,791
Issuance of shares related to acquisition of Dimex, net	122,045	685	546	-	-		1,231
Share-based compensation expense	-	-	581	-	-		581
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(397)	-	$(397)	(397)
Net loss	-	-	-	-	(6,400)	(6,400)	(6,400)
Total comprehensive loss						$(6,797)

Balance at December 31, 2008	2,609,966	13,159	55,830	(378)	(57,367)		11,244
Issuance of Ordinary shares for options exercised	12,567	66	(66)	-	-		-
Issuance expenses	-	-	(17)	-	-		(17)
Issuance of warrants related to convertible note	-	-	646	-	-		646
Share-based compensation expense	-	-	649	-	-		649
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	168	-	$168	168
Unrealized gain related to available for sale securities				54	-	54	54
Net loss	-	-	-	-	(9,101)	(9,101)	(9,101)
Total comprehensive loss						$(8,879)

Balance at December 31, 2009	2,622,533	$13,225	$57,042	$(156)	$(66,468)		$3,643

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net loss	$(9,101)	$(6,400)	$(8,396)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss (income) from discontinued operations	-	260	(67)
Depreciation and amortization	653	674	418
Inventory write off	2,530	339	258
Impairment of goodwill	1,218	1,873	-
Capital gain from sale of investment in company	-	(8)	-
Impairment of available for sale securities and investment in other companies	357	1,456	5,588
Severance pay, net	(160)	168	(64)
Capital gain from sale of property, plant and equipment	-	-	(19)
Share-based compensation expenses related to employees	649	581	516
Financial expenses in connection with long-term convertible note	211	-	710
Decrease (increase) in trade receivables, net	4,659	1,547	(687)
Change in deferred taxes, net	133	(317)	(118)
Decrease (increase) in other accounts receivable and prepaid expenses	(129)	135	(121)
Increase in inventories	(942)	(31)	(1,467)
Decrease in trade payables	(1,366)	(328)	(1,135)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	18	727	(11)

Net cash provided by (used in) operating activities from continuing operations	(1,270)	676	(4,595)
Net cash used in operating activities from discontinued operations	-	(260)	-

Net cash provided by (used in) operating activities	(1,270)	416	(4,595)

Cash flows from investing activities:
Purchase of property, plant and equipment	(335)	(251)	(214)
Proceeds from sale of property, plant and equipment	-	-	31
Proceeds from sale of investment in company	-	165	-
Acquisitions, net of cash acquired (a,b,c,d)	(1,026)	(8,964)	(4,548)

Net cash used in investing activities	(1,361)	(9,050)	(4,731)

Cash flows from financing activities:
Proceeds from issuance of shares, net	(17)	1,758	6,625
Proceeds from short and long-term bank loans	22	4,242	5,364
Proceeds (payments) from long-term convertible note and warrants, net of issuance expenses	1,584	-	(471)
Proceeds from exercise of options	-	-	46

Net cash provided by financing activities	1,589	6,000	11,564

Increase (decrease) in cash and cash equivalents	(1,042)	(2,634)	2,238
Effect of exchange rate changes on cash and cash equivalents	2	-	-
Cash and cash equivalents at the beginning of the year	1,637	4,271	2,033

Cash and cash equivalents at the end of the year	$597	$1,637	$4,271

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007
Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$770	$700	$336
	Income tax	$249	$200	$38

(ii)	Non-cash activities:

	Conversion of convertible note into shares	$-	$-	$2,017
	Transfer of unpaid liability related to Dimex acquisition into convertible note	$675	$-	$-
	Deferred charges related to convertible note	$62	$-	$-
	Purchase of property and equipment	$47	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007

(a)	Acquisition of BOS - Supply Chain Solutions (Summit) Corp.

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$3,192
	Fair value of net intangible assets acquired at acquisition date	60	255	2,058
	Less - amount acquired by issuance of shares	-	-	(903)

		$60	$255	$4,347

(b)	Acquisition of BOS - Dimex Ltd.

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$7,326	$-
	Fair value of net intangible assets acquired at acquisition date	-	5,191	-
	Less - amount acquired by issuance of shares	-	(1,053)	-
	Less - unpaid balance on account of acquisition	-	(2,755)	-
	Less – repayment of deferred consideration on account of acquisition	966	-	-

		$966	$8,709	$-

(c)	Acquisition of CYMS Ltd assets and liabilities

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$11
	Fair value of net intangible assets acquired at acquisition date	-	-	55
	Less - amount acquired by issuance of shares	-	-	(15)

		$-	$-	$51

(d)	Acquisition of OptimizeIT assets and liabilities

	Fair value of net intangible assets acquired at acquisition date	$-	$-	$170
	Less - amount acquired by issuance of shares	-	-	(20)

		$-	$-	$150

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation (together with its subsidiaries "the Group").

In 2009, in order to strengthen the BOS brand-name and as part of the Company's integration process, the Company decided to implement name changes in its wholly-owned subsidiaries, as follows:

Previous name	New name
Dimex Solutions Ltd.	BOS-Dimex Ltd.
Odem Electronic Technologies 1992 Ltd.	BOS-Odem Ltd.
Lynk USA, Inc	BOS - Supply Chain Solutions (Lynk) Inc
Summit Radio Corp.	BOS - Supply Chain Solutions (Summit) Corp.

The Company's shares are listed in NASDAQ under the ticker BOSC. Effective as of May 12, 2009, the Company's Ordinary shares were delisted from trade on the Tel-Aviv Stock Exchange ("TASE"). Following the delisting of the Company's shares from the TASE, the Company is not subject to reporting requirements in Israel, under the Israeli Securities Law.

b.
The Company incurred a loss of $9,101 in the year ended December 31, 2009. Furthermore, in 2009 the Company generated negative cash flow from current operations amounting to $1,208. Due to the above, the Company's cash and cash equivalent decreased from $1,637 as of December 31, 2008 to $597 as of December 2009. In addition, Short-term bank loans and current maturities increased by $1,488 during year 2009. In addition, as of December 31, 2009 the Company did not meet the bank covenants (see Note 10 and Note 12).

In view of the above, and as a result of the global economic crisis, in 2009, the Company has implemented an overall efficiency plan, including: changes in the management of the Company,  improved logistic efficiency by consolidation of facilities in Israel, reduction in workforce and reduction in payroll of employees. In addition, on February 4, 2010, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement of January 2008 that revised the schedule of remaining payments to Dimex Systems (see Note 20b). On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi (see Note 20c).  On February 26, 2010, the Company sold all of its holdings in NWB for a consideration of $300 (see Note 20d). The Company expects that it will meet the revised Bank covenants through December 31, 2010 and also believe that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

c.	All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010 (see Note 15).

d.	The Company has two operating segments, the RFID and Mobile Solutions segment and the Supply Chain Solutions segment. The Company's wholly-owned subsidiaries include: In Israel:

(1)
BOS-Dimex Ltd. (previously " Dimex Solutions Ltd "), which purchased in March 2008 all of Dimex Systems Ltd. assets and activities, and its wholly-owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008 and purchased all of Dimex Hagalil Ltd. assets and activities (together: "BOS-Dimex"). BOS-Dimex is a part of the RFID and Mobile Solutions segment;

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

(2)
BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which is inactive.

In the U.S.:

(1)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of both the RFID and Mobile Solutions and the Supply Chain Solutions segments;

(2)	BOS - Supply Chain Solutions (Lynk) Inc., a Delaware Corporation, and its subsidiaries:

a)
BOS-Supply Chain Solutions Inc. (Summit) Ltd. ("Summit"), part of the Supply Chain Solutions segment, was purchased on November 21, 2007 from Summit's shareholders. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industries.

b)	Pacific Information Systems, Inc. ("PacInfo"), a Delaware corporation and PacInfo's subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, both of which are no longer active.

(3)	BOS Delaware Inc., a Delaware corporation, which ceased operations in 2002.

In Europe:

BOS-Dimex has a UK subsidiary, Better On-Line Solutions Ltd., since 2002, this company and its subsidiary, Better On-Line Solutions S.A.S incorporated in France, are no longer active.

In addition, the Company holds shares in two other companies:

(1)
Surf Communication Systems Ltd. ("Surf") is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2009, the Company holds 7.7% of the outstanding shares of Surf (see Note 2g).

(2)
New World Brands Inc. (OTC: NWBD.OB) ("NWB"), a U.S. public corporation. The Company's holdings in NWB were received as the consideration for the sale of the Company's communication segment. As of December 31, 2009, the Company holds 13.63% of the outstanding shares of NWB (see Note 6).

e.
Business combination:

Acquisition of Summit:

On November 21, 2007, the Company purchased 100% of the outstanding shares of Summit, from Summit's shareholders. In consideration for Summit's shares, the Company (i) issued 72,000 of the Company's Ordinary shares subject to "lock-up" periods of 1-2 years and (ii) paid an amount of $ 4,472 in cash. In addition, Summit's selling shareholders were to receive contingent consideration ("Earn Out") of up to $ 500, based on performance in the years 2008 and 2009. As of December 31, 2009, the Company paid $ 60 related to earn out of years 2008 and 2009.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company's consolidated financial statements reflect the purchase price determined as follows:

November 21,
2007

Issuance of shares (1)	$874
Cash consideration	4,472
Transaction costs (includes issuance costs in the amount of $ 29)	355

Total purchase price	$5,701

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The Company has allocated the total purchase price as follows:

Allocation of purchase price	As of November 21, 2007	Estimated useful life

Cash	$451
Tangible assets (1)	3,192
Backlog (2)	55
Customer list (3)	167	12 years
Non-competing rights (4)	40	6 years
Deferred tax liability	(113)
Goodwill	1,909

Total purchase price	$5,701

(1)	Includes fair value of inventory - reflects the expected profit from realization of the inventory.
(2)	Backlog - the economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the backlog.
(3)	Customer list - the Company's purchase price allocation of the acquired customer list was performed by calculating cash flow benefits based on the income approach.
(4)
Non-competing rights - the value of the non-competing right is calculated by assessing the economic damage which might occur due to possible competition by the sellers, and which is mitigated by signing a non-competing agreement. The value of the non-competing right is the discounted cash flow which relates to portion of the Company's income that could have been lost if the sellers compete.

The acquisitions have been treated using the purchase method of accounting in accordance with ASC 805, "Business Combinations" ("ASC 805"). The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The results of operations of Summit have been included in the Company's consolidated statements of operations since the completion of the acquisition on November 21, 2007. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Summit occurred on January 1, 2007:

Year ended December 31, 2007
(Unaudited)

Revenues	$39,110
Net loss	$(8,669)
Net loss per share - basic and diluted	$(1.00)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition taken place at January 1, 2007, or of the results that may occur in the future.

Acquisition of BOS-Dimex:

In March 2008, BOScom Ltd. (now BOS-Dimex) and its subsidiary, Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and of its subsidiary, Dimex Hagalil Ltd. Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $ 12,426). The consideration is comprised of cash, payable over a 24-month period and of 100,045 BOS shares. In March 2009, the Company entered into an agreement with Dimex Systems Ltd. and Dimex Hagalil Ltd. that revised the payment schedule of approximately NIS 10 million then still owed by the Company under the Dimex Asset Purchase Agreement and payable in three semi-annual installments through June 2010. The amendment to the agreement provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million was converted into convertible note (see Note 13). On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement of January 2008 (see Note 20b).

The Company's consolidated financial statements reflect the purchase price determined as follows:

March 1, 2008

Cash consideration	$4,253
Issuance of BOS shares (1)	1,053
Deferred payment (include transaction costs of $ 181)	7,120

Total purchase price	$12,426

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	BOS-Dimex	Estimated useful life

Cash	$11
Tangible assets	7,326
Customer list (1)	462	6 years
Brand name (2)	704	8 years
Backlog (3)	29
Deferred tax liability	(305)
Goodwill	4,199

Total purchase price	$12,426

(1)	Customer list - the Company's purchase price is valued the acquired customer list was performed by calculating cash flow benefits based on the income approach.
(2)	Brand name - the Company's allocation of purchase price valued the acquired brand name by calculating cash flow benefits based on relief from the royalties approach.
(3)	Backlog - the economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the backlog.

The acquisitions have been treated using the purchase method of accounting in accordance with ASC 805. The purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The results of operations of BOS-Dimex are included in the consolidated statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of BOS-Dimex have been included in the Company's consolidated statements of operations since the completion of the acquisition on March 1, 2008. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of BOS-Dimex occurred on January 1, 2007:

	Year Ended December 31,
	2008	2007
	(Unaudited)	(Unaudited)

Revenues	$52,924	$36,969
Net loss	$(6,300)	$(8,515)
Net loss per share - basic and diluted	$(0.50)	$(0.98)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition taken place at January 1, 2007, or of the results that may occur in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Acquisition of Cyms Ltd. and OptimizeIT:

On July 1, 2007, the Company entered into an agreement with Cyms Ltd. ("Cyms"), to purchase its assets and liabilities, for an aggregate consideration of $ 66 which was paid by issuance of 1,120 shares of the Company and a cash payment of $ 51. The assets of Cyms were transferred to the Company on July 1, 2007.

On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $ 170 which was paid by issuance of 1,600 shares of the Company and a cash payment of $ 150. The assets of Optimize IT were transferred to the Company on October 1, 2007. In February 2009, the Company sold its OptimizeIT product and related IP in net consideration for $ 35 plus a contingent consideration based on future revenues of up to $ 1,500(See also Note 1.c.3).

The Company's consolidated financial statements reflect the purchase price determined as follows:

	Cyms	OptimizeIT
	July 1,	November 21,

Issuance of shares (1)	$15	$20
Cash consideration	51	150

Total purchase price	$66	$170

(1)
The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Cyms	OptimizeIT	Estimated useful life

Tangible assets	$11	$-
Technology (1)	55	-	6 years
Research and development in process	-	170

Total purchase price	$66	$170

(1)	The Company's allocation of the purchase price valued the acquired technology by calculating cash flow benefits as a direct result of the technology.

The Company recorded a charge of $ 170 with respect to the OptimizeIT transaction related to in-process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

The Cyms and OptimizeIT transactions have been treated as asset acquisitions on the basis of the fair values exchanged.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

f.
Discontinued operations:

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operation, have been reclassified in the accompanying statements of operations as discontinued operations.

	Year ended December 31,
	2008	2007

Revenues	$61	$-
Operating expenses	321	170

Operating loss	(260)	(170)
Gain derived from sale of the discontinued operations	-	237

Net income (loss)	$(260)	$67

Cash flows of discontinued operations:

	Year ended December 31,
	2008	2007
Cash flows from operating activities
Income (loss) from discontinued operations	$(260)	$67
Depreciation and amortization of equipment and intangible assets	-	170
Capital gain	-	-
Adjustments due to changes in working capital	-	(237)

Net cash flows used in operating activities	$(260)	$-

1.
Sale of the communication segment:

On December 31, 2005, the Company sold its communication segment to IP Gear Ltd. ("IP Gear"), a wholly-owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of Common stock constituting approximately 16% of Qualmax's total issued and outstanding Common stock and $ 800 in royalties to be paid the Company received 250,000 of Qualmax shares, valued at $ 1.43 per share, as part of the Earn Out Shares consideration.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option that expires on December 31, 2009, to purchase up to 30% of the NWB shares held by the Company, at prices ranging from $ 0.12 to $ 0.24 per share of Common stock. As of December 31, 2008 and 2009, the conditions have not been met, hence the option has not been granted and the fair value of the option is $ 0 (see Note 20d).

There was no capital gain in 2009, 2008 and 2007 with respect to the discontinued operation.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

2.
In February 2009, the Company sold its OptimizeIT product and related IP (following the Company's decision in December 2008 to cease the operation of this product line) in consideration for $ 70 plus a contingent consideration based on future revenues of up to $ 1,500.

Summarized selected financial information and cash flows of the discontinued operations are as follows:

Year ended December 31,
2008

Revenues	$61
Cost of revenues	-

61
Operating expenses:
Research and development	153
Sales and marketing	168

Total operating expenses	321

Operating loss	(260)
Gain derived from sale of the discontinued operations	-

Net loss	$(260)

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the discontinued product line operations for 2008 and 2007, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

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

b.
Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of a certain subsidiary, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

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

e.
Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2009 and 2008, inventory is presented net of $ 1,753 and $ 1,059, respectively, for technological obsolescence and slow- moving items (see also Note 5).

f.
Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

There were no grants in 2009, 2008 and 2007.

g.	Investment in other companies:

1.
Investment in NWB and QMX:

The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities ("ASC 320"). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. Till the consummation of a merger of Qualmax with and into NWB in January 2009 the investment in Qualmax, which was traded in the Pink Sheet, was presented at cost according to ASC 325-20, Cost Method Investments ("ASC 325-20") due to no trading volume in share. Management evaluates investments in other companies for evidence of other than temporary declines in value.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the consummation of the merger of Qualmax and NWB, holdings in Qualmax were converted into shares of NWB. As a result, as of December 31, 2009, the Company holds 13.63% of the outstanding shares of NWB (see Note 6).

The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities' carrying amount and its fair value. Accordingly, during 2009, 2008 and 2007, an impairment loss, due to other-than-temporary decline in fair value, of $ 304, $ 744 and $ 5,588, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

2.
Investment in Surf:

The Company's holding in Surf as of December 31, 2009 is 7.7% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2009 and 2008, an impairment loss, due to other-than- temporary decline in fair value, of $ 53 and $ 712, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20.

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
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.
Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2009, 2008 and 2007, no impairment losses have been identified.

j.
Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components.  Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2009 and 2008, impairment losses in the amount of $ 1,218 and $ 1,873, respectively were recorded and attributed to the supply chain reporting unit. In 2007, no impairment loss has been identified.

k.
Research and development costs:

ASC 985, Software, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

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

The Company's payroll includes employees regarding whom its liability for severance pay is calculated pursuant to article 14 of Israel's Severance Pay Law. The Company currently deposits the corresponding amounts to the relevant pension funds. As a result, the Company is released from the fulfillment of the obligation pursuant to Israel's Severance Pay Law. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company's control.

Severance expenses for 2009, 2008 and 2007 amounted to $ 118, $ 593 and $ 275, respectively.

m.
Revenue recognition:

The Company sells its products through direct sales and by distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales, related to both the Supply Chain and RFID and Mobile segments, are recognized in accordance with ASC 605, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Most of the Company's revenues are generated from sales of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company's products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees, related to the RFID and Mobile segment, is recognized in accordance with ASC No. 985-605, Software Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

Revenues from maintenance and support services are recognized ratably over the period of the support contract. The fair value of the support contract is determined based on the price charged when it is sold separately or renewed

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With regard to software arrangements involving multiple elements such as software product and maintenance and support, revenue should be allocated to each element based on the relative fair value of the elements.  However, with respect to certain transactions, for multiple element transactions, revenue can be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for one of the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in ASC 985, Revenue Recognition - Software" ("ASC 985") have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

In the case of arrangements which require significant customization of the Company's RFID software to customer-specific specifications, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

n.
Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2008 and 2007, the Company had no unrecognized tax benefits. During the year ended December 31, 2009 the Company recorded an amount of $ 421 in regard to uncertain tax position.

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

p.
Derivative financial instruments:

The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. The Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $ 1,250 at December 31, 2009. The Company recorded the fair value of derivative liabilities in the amount of $ 4 in accrued expenses and other payables.

q.
Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, Earning Per Share.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 1,333,370, 802,662 and 661,067 for the years ended December 31, 2009, 2008 and 2007, respectively.

r.
Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation ("ASC 718") which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and nonemployees and directors.

The Company has applied the provisions of Staff Accounting Bulletin 107 ("SAB 107") in its adoption of ASC 718.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2009, 2008 and 2007 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2009	2008	2007

Risk-free interest	1.45%	1.52%	4.62%
Dividend yields	0%	0%	0%
Volatility	77%	37%	58%
Expected option term	3.46 years	3.43 years	5.68 years
Forfeiture rate	15%	10%	15%

During 2009, 2008 and 2007, the Company recognized stock-based compensation expense related to employee stock options as follows:

	Year ended December 31,
	2009	2008	2007

Selling and marketing	$377	$169	$296
General and administrative	272	412	220

Total stock-based compensation expense	$649	$581	$516

The Company applies ASC 718 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services. ASC 718 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

s.
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

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

t.
Impact of recently issued accounting pronouncements:

In October 2009, the FASB issued a new accounting standard, ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management's best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation.  In October 2009, the FASB also issued a new accounting standard, ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements, which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above.  Both standards will be effective for the Company in the first quarter of 2011.  The Company is currently evaluating the impact of these standards on its consolidated results of operations or financial position.

In June 2009, the FASB issued ASC No. 105, Generally Accepted Accounting Principles ("GAAP") ("the Codification"). The Codification was effective for interim and annual periods ended after September 15, 2009 and became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (U.S. GAAP), other than guidance issued by the SEC. All other literature is non-authoritative. The standard did not have a material impact on the Company's consolidated financial statements and notes.  The Company has appropriately updated its disclosures with the appropriate Codification references for the year ended December 31, 2009.  As such, all the notes to the consolidated financial statements have been updated with the appropriate Codification references.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-               SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2009, the FASB issued ASC No. 855, Subsequent Events. This standard is intended to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This standard is effective for fiscal years and interim periods ended after June 15, 2009 (see Note 20).

In April 2009, the Company adopted the FASB's updated guidance relating to investments and debt securities, which amends the OTTI guidance in U.S. GAAP to make the guidance more operational and to improve the presentation of OTTIs in the financial statements.  Under the updated guidance, if OTTI occurs, and it is more likely than not that the Company will not sell the investment or debt security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings.  The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive income. The adoption of the updated guidance did not have an impact on the Company's consolidated results of operations or financial position (see Note 2g-1).

In April 2009, the Company adopted the FASB's updated guidance related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The updated standard also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The adoption of the updated guidance did not have a material impact on the Company's consolidated results of operations or financial position.

NOTE 3:-               OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2008

Government authorities	$248	$283
Advances to suppliers	294	445
Prepaid expenses	189	136
Deferred tax	-	241
Deferred expenses attributed to software projects	294	-
Other	18	50

	$1,043	$1,155

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS 157, the Company measures its investment in NWB and Surf at fair value. The investment in NWB is classified within Level 1 because it is valued using quoted market prices in an active market. The investment in Surf is classified within Level 3, because it is valued using unobservable inputs which are not supported by market activity. Derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2009:

	Level 1	Level 2	Level 3

Investment in NWB	$361	$-	$-
Investment in Surf	-	-	218
Derivative liability	-	4	-

Total	$361	$4	$218

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2009. The Company's Level 3 instrument consists of a cost method investment in Surf (see Note 6).

Investment in Surf

Balance, January 1, 2009	$271
Transfer to Level 3	-
Total realized losses	53

Balance, December 31, 2009	$218

NOTE 5:-	INVENTORIES

	December 31,
	2009	2008

Raw materials	$110	$586
Finished goods	8,666	9,760

	$8,776	$10,346

The inventories are presented net of write-offs for technological obsolescence and slow-moving items of $ 1,753 and $ 1,059, as of December 31, 2009 and 2008, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN OTHER COMPANIES The Company's investments in companies comprise of:

	December 31,
	2009	2008

Surf Communication Systems Ltd. (see Note 2g)	$218	$271
Qualmax Inc. (see Notes 1f and 2g)	-	443
New World Brands Inc. ("NWB") (see Notes 1f and 2g)	361	168

	$579	$882

During 2008, the Company sold 6.6 million shares of NWB for a total consideration of $ 165 and recorded a gain of $ 8. During year 2008 the Company recorded losses in the amount of $ 368 and $ 376, to other than temporary impairment related to NWB and Qualmax Inc., respectively. During 2009, the Company recorded additional losses of $ 304, and gain on accumulated other comprehensive income in amount $54, related to New World Brands Inc. (Refer also to Note 20.d and Note 2.g.1).

During 2009 and 2008 the Company recorded impairment losses, due to other than temporary decline in related to Surf Communication System Ltd., in amount of $53 and $712, respectively (See also Note 2.g.2).

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2009	2008
Cost:
Computers and software	$2,258	$2,218
Office furniture and equipment	1,012	984
Leasehold improvements and plant	1,468	1,258
Motor Vehicles	196	222

	4,934	4,682
Accumulated depreciation:
Computers and software	1,996	2,097
Office furniture and equipment	594	584
Leasehold improvements and plant	930	860
Motor vehicles	136	13

	3,656	3,554

Depreciated cost	$1,278	$1,128

Depreciation expenses amounted to $ 235, $ 261 and $ 123 for the years ended December 31, 2009, 2008 and 2007, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER INTANGIBLE ASSETS

	December 31,
	2009	2008
Cost:
Backlog	$82	$82
Non-competing rights	40	40
Technology	226	226
Brand name	679	674
Customer list	2,621	2,618

	3,648	3,640
Accumulated amortization:
Backlog	82	80
Non-competing rights	14	7
Technology	226	196
Brand name	158	70
Customer list	1,169	869

	1,649	1,222

Amortized cost	$1,999	$2,418

Amortization expenses amounted to $ 418, $ 413 and $ 439 for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated amortization expenses for the years ended:

December 31,

2010	$386
2011	386
2012	386
2013	386
2014 and thereafter	455

$1,999

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	GOODWILL Goodwill attributed to operating segments for the years ended December 31, 2009 and 2008 is as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Total

Balance as of January 1, 2008	$-	$2,861	$2,861

Acquisition of Summit	-	230	230

Acquisition of BOS-Dimex	4,143	-	4,143

Impairment	-	(1,873)	(1,873)

Balance as of December 31, 2008	4,143	1,218	5,361

Impairment	-	(1,218)	(1,218)

Foreign currency translation adjustments	29	-	29
Balance as of December 31, 2009	$4,172	$-	$4,172

In accordance with ASC 320, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company performed its annual impairment test on December 31, 2008 and recorded an impairment charge of $1,873 in 2008, that relates to the Supply chain solutions reporting unit.

During the second quarter of 2009, the Company performed an impairment test as a result of the overall global economic conditions and determined that goodwill related to the Supply Chain Solutions segment was impaired to $ 0. The annual goodwill impairment test for the RFID and Mobile segment performed on December 31, 2009 did not result in any impairment charges.

Goodwill is reviewed for impairment utilizing a two-step process. The first step used the discounted cash flow approach to measure the fair value of the reporting units of the Company, the result of which indicated that the carrying amount of the Supply Chain reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill.  In the second step, fair value of the Supply Chain reporting unit of the Company, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the current amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-             SHORT-TERM BANK LOANS
	Weighted interest rate as of December 31, 2009	December 31,
Loan currency	%	2009	2008

NIS	4.49	$4,564	$4,449
Euro	-	-	557
	$3.56	6,710	4,622

		11,274	9,628
Current maturities	5.19	513	671

		$11,787	$10,299

The repayment of the Company's bank debt is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter-company guarantees in favor of the Company's lenders.

The loan agreements signed by the companies contain various financial covenants which require that the Company maintain certain financial ratios related to shareholders' equity and operating results. On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents, effective December 31, 2008, governing the Company's and its Israeli subsidiaries' short-term revolving credit line from Bank Leumi. In the revised and in the original loan documents, the Company and its Israeli subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBITDA, and will continue to provide Bank Leumi with various security interests and cross guarantees.  The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. As of December 31, 2009 the Company did not meet the bank covenants. However, the Company received a written waiver from Bank Leumi, under which, the Bank agreed, under certain conditions, not to act upon its contractual rights on the Company’s default. On February 8, 2010, the Company and its Israeli subsidiaries executed further revised loan documents governing their credit line from Bank Leumi. The test of meeting these covenants will be done on the results of the first half of year 2010 and the results of year 2010 (see Note 20c). The Company expects that it will meet the revised Bank covenants through December 31, 2010.

NOTE 11:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2008

Government authorities	$463	$448
Professional services	117	327
Short-term deferred tax	-	69
Liability to BOS-Dimex sellers (see Note 20b)	128	1,811
Other	518	456

	$1,226	$3,111

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-             LONG-TERM BANK LOANS

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2009	December 31,
Loan currency	%	2009	2008

NIS	4.80	$1,329	$1,927
	$-	-	1,000

		1,329	2,927
Less - current maturities	5.19	513	671

		$816	$2,256

The repayment of the Company's bank debt is secured by a first priority floating charge on all of the Company's assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company-guarantees in favor of the Company's lenders.

The Company's loan agreements also contain various covenants which require that the Company maintain certain financial ratios related to shareholders' equity and operating results. As of December 31, 2009 the Company did not meet the bank covenants. However, the Company received a written waiver from Bank Leumi, under which, the Bank agreed, under certain conditions, not to act upon its contractual rights on the Company’s default. On February 8, 2010, the Company and its Israeli subsidiaries executed further revised loan documents governing their credit line from Bank Leumi. The test of meeting these covenants will be done on the results of the first half of year 2010 and the results of year (see Note 20c).

b.	The loans mature in the following years subsequent to the balance sheet dates:

First year (Current maturities)	$513
2011	460
2012	356

$1,329

NOTE 13:-             LONG-TERM CONVERTIBLE NOTE

On June 21, 2007, Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $ 2,223 into 175,734 Ordinary shares of the Company at a conversion price of $ 12.65. As a result, the Company recorded expenses upon conversion of $ 611 in 2007.

On August 20, 2009, the Company closed a $ 2,400 Convertible Loan Financing (“Convertible Loan Financing”) with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing proceeds shall be used mainly for working capital. The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into Ordinary shares at the discretion of the lender. Each lender shall be entitled to demand the immediate repayment in cash of its respective portion of the Convertible loan amount, upon the occurrence of events of Default, as stipulated in the Convertible loans agreement. In case of a Default, the Company undertook to pay the lenders the entire Convertible loans amounts due to them and any accrued interest. The loan conversion rate is $ 3.25 per Ordinary share reflecting a premium over the Company's current share price of $ 1.95. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary share of $ 2.75, reflecting a premium over the Company's current share price of $ 1.95. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity. In addition, the lenders received certain registration rights. A total of $ 675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems. In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50 of convertible loan he had previously extended to it.
In connection with the above convertible loan financing, the Company accumulated deferred charges in the amount of $ 149 which are recorded in long-term assets and which will be amortized over the period of the convertible note.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2007 through 2009.

As of December 31, 2009, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $ 3,486, in respect of these grants.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2007 through 2009.

As of December 31, 2009, the Company has an outstanding contingent obligation to pay royalties including interest of $ 89 with respect to these grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2012. Minimum future rental payments for 2010, 2011 and 2012 are $ 154, $ 97 and $ 4, respectively.

The Company's motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2012. The maximum breach of contract fees can amount to $ 59.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2009, 2008 and 2007 amounted to $ 566, $ 699 and $ 407, respectively.

b.
Litigation

In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 thousand (approximately $ 80). The plaintiff also demanded compensation for delay in payment of the said severance pay of NIS 207 thousand (approximately $ 54). Pursuant to the Court's judgment issued on January 2010the Company paid only the severance payments plus interest.

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $ 40). The Court has set dates for submission of evidence and a hearing was set for June 27, 2010. The Company's financial statements include a provision in this respect.

NOTE 15:-             SHAREHOLDERS' EQUITY

On January 12, 2010, the Company announced that the reverse share split which was approved in the general shareholders’ meeting on December 23, 2009, has become effective prior to the opening of the market on January 12, 2010. Pursuant to the reverse split, each 5 ordinary shares, NIS 4.00 nominal value per share, was converted into one ordinary share, NIS 20.00 nominal value per share. No fractional shares are issued as a result of the reverse split. Instead, all fractional shares are rounded up to the next higher whole number of shares. As of January 11, 2010, there were 13,090,346 ordinary shares outstanding and after the reverse split, there were 2,622,533 Ordinary shares outstanding. All share data in this report are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2007 (see Note 20a).

a.
Private placements:

In April 2007, the Company completed a right offering in which it issued 347,883 Ordinary shares at a share price of $ 12.50. The gross proceeds amounted to $ 4.4 million and the issuance costs amounted to $ 400.

On June 21, 2007, Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $ 2,223 into 175,734 Ordinary shares of BOS.

On June 26, 2007, the Company entered into a definitive private placement agreement with a European private investor for the issuance of 45,283 Ordinary shares at a price per share of $ 13.25. Issuance costs amounted to $ 36.

On July 1, 2007, the Company issued 1,119 shares of the Company as part of the consideration paid for the purchase of the assets of Cyms Ltd. (see Note 1e).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-             SHAREHOLDERS' EQUITY (Cont.)

On October 1, 2007, the Company issued 1,600 shares of the Company as part of the consideration paid for the purchase of OptimizeIT assets (see Note 1e).

On November 21, 2007, the Company issued 72,000 shares of the Company as part of the consideration paid for the purchase of Summit shares (see Note 1e).

On December 31, 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. ("Catalyst") and three subsidiaries of D.S. Apex Holdings Ltd. ("Apex"), under which the Company issued 166,712 Ordinary shares at a price of $ 12.00 per share (reflecting an aggregate investment of approximately $ 2 million), and 108,363 warrants at an exercise price of $ 13.80, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 5,002 Ordinary shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company prepared and filed with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary shares issued to the investors.

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems (1988) Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased the assets and activities of Dimex Hagalil Ltd., a subsidiary of Dimex Systems Ltd. As part of the consideration for such acquisition the Company issued 100,045 shares. In addition, portion of the acquisition expenses were paid by issuance of 22,000 shares.

On July 9, 2008, the Company entered into a definitive private placement agreement with three foreign investors. The agreement was for the issuance of an aggregate of 148,148 Ordinary shares at a price per share of $ 6.75 or $ 1,000 in total. In addition, the Company issued to the investors 74,074 warrants. The exercise price of the warrants is $ 8.00 per Ordinary share, and there are exercisable for two years from their date of issuance.

On August 25, 2008, the Company entered into a definitive private placement agreement with an Australian investor. The agreement was for the issuance of an aggregate of 163,266 Ordinary shares at a price per share of $ 6.125 or $ 1,000 in total. In addition, the Company issued to the investor 81,633 warrants. The exercise price of the warrants is $ 7.375 per Ordinary share, and they are exercisable for two years from their date of issuance.

The Company's outstanding warrants to shareholders as of December 31, 2009 are as follows:

	Outstanding and exercisable warrants	Weighted average exercise	Weighted average	Weighted average exercise
	as of	price of	remaining	price of
Exercise	December 31,	outstanding	contractual	warrants
price	2009	warrants	life (years)	exercisable

$ 7.40	81,633	$7.40	0.67	$7.40
$ 8.00	74,074	$8.00	0.50	$8.00
$ 13.80	108,363	$13.80	2.00	$13.80

	264,070	$9.75	1.06	$9.75

b.
Stock option plans:

In May 2003, the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan ("the Plan"), pursuant to which 125,000 Ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 200,000, and thereafter to 300,000, to 520,000 and in May 14, 2009 to 830,000. Any option which is canceled or forfeited before expiration will become available for future grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-             SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2009 an aggregate of 340,198 of these options are still available for future grants. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company's employees and directors stock option activity and related information for the year ended December 31, 2009, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2009	464,372	$10.25	4.77	$50
Changes during the year:
Granted	264,661	$2.65
Exercised	(12,567)	$0.00
Forfeited or cancelled	(99,419)	$54.45

Outstanding at December 31, 2009	617,047	$7.10	3.79	$95

Vested and expected to vest	520,594	$7.10	3.79	$19
Exercisable at December 31,2009	357,865	$7.40	3.18	$154

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009 2008 and 2007 was $ 1.70, $ 1.90 and $ 7.15, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009.

Total aggregate intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 was $ 25, $20 and $ 70, respectively. The aggregated intrinsic value of options outstanding for the years ended December 31, 2009 and 2008 was $ 546 and $ 368, respectively (the difference between the fair market value of the Company's Ordinary shares on grant date and the exercise price, multiplied by the number of in-the-money options). As of December 31, 2009, there was $ 793 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 15 months.

Cash received from exercise of options for the years ended December 31, 2009, 2008 and 2007 was approximately $ 0, $ 0 and $ 46, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-             SHAREHOLDERS' EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2009 have been separated into ranges of exercise prices, as follows:

	Options	Weighted	Options	Weighted average
	outstanding	average	exercisable	remaining
	as of	remaining	as of	contractual
exercise	December 31,	contractual	December 31,	life of options
price	2009	life (years)	2009	exercisable (years)

$ 0	132,196	3.58	110,741	3.58
$ 2.50	1,500	4.14	-	-
$ 2.75	17,847	2.56	4,956	2.56
$ 3.05	12,000	3.88	3,000	3.88
$ 3.50	1,500	3.88	500	3.88
$ 5.00	125,580	3.32	7,725	3.32
$ 5.20	1,500	3.39	500	3.39
$ 5.30	50,000	2.05	50,000	2.05
$ 7.35	1,500	3.34	500	3.34
$ 7.50	1,500	3.50	500	3.50
$ 8.40	20,000	8.24	5,000	8.24
$ 8.55	1,500	3.34	500	3.34
$ 10.00	586	0.03	586	0.03
$ 11.40	1,500	0.49	1,500	0.49
$ 11.95	80,000	4.75	40,000	4.75
$ 12.60	73,760	7.11	37,780	7.11
$ 12.85	1,500	2.61	1,000	2.61
$ 13.40	84,196	1.38	84,196	1.38
$ 13.50	3,000	1.39	3,000	1.39
$ 15.00	5,600	5.07	5,600	5.07
$ 34.00	232	0.39	232	0.39
$ 140.00	50	0.40	50	0.40

	617,047	3.79	357,866	3.36

c.
Warrants issued to service providers and debt providers:

The Company accounts for these options in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees”. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively. No warrants were granted to service providers during the years 2008 and 2007. During the year 2009 the Company granted warrants to several service providers. Required disclosure was not provided due to immateriality.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2009, 2008 and 2007 were $ 20, $ 0 and $ 43, respectively.

On August 20, 2009 as part of the convertible loan financing (see Note 13) the Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary share of $ 2.75, reflecting a premium over the Company's share price, at that time, of $ 1.95. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

The Company's outstanding warrants to service providers as of December 31, 2009 are as follows:

	Outstanding and exercisable	Warrants outstanding	Weighted average	Weighted
	warrants	Weighted	exercise	average
Range of	as of	average	price of	remaining
exercise	December 31,	exercise	warrants	contractual
price	2009	price	exercisable	life (years)

$ 0.00	1,320	$0.00	$0.00	4.00
$ 2.50	20,000	$2.50	$2.50	6.59
$ 2.75	530,708	$2.75	$2.75	3.00
$ 5.00	13,200	$5.00	$5.00	4.00
$ 11.50	2,000	$11.50	$11.50	1.00
$ 20.20	45,481	$20.20	$20.20	2.10
$ 26.50	9,741	$26.50	$26.50	3.63

	622,450	$15.45	$15.45	3.09

NOTE 16:-	TAXES ON INCOME

a.
Reduction in corporate tax rate:

The rate of the Israeli corporate tax is as follows: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

b.
Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israeli income tax purposes as of December 31, 2009, in the amount of approximately $ 35,520. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2009, the U.S subsidiaries had a net operating loss carry-forward of approximately $ 2,101, which will begin to expire in 2029 and 2024. The Company's ability to utilize such losses to offset future taxable income is subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

As of December 31, 2009, the Company excluded approximately $ 8,534 of unrecognized net operating loss carry-forward for federal tax purposes as it may be subject to section 382 limitation. This balance is being examined by the Company.

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
Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2008
Assets in respect of:

Property, plant and equipment	$3	$9
Allowances and provisions	130	328
Net operating loss carry forward (1)	7,764	12,337

	7,897	12,674

Valuation allowance (2)	(7,476)	(11,982)

	421	692
Liabilities in respect of intangible assets	(471)	(609)

Net deferred tax assets (liability)	$(50)	$83

(1)	See Note 16b.

(2)
The Company has provided valuation allowances in 2009 on deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning the ability to realize these deferred tax assets in the future.

	December 31,
	2009	2008
Presented in balance sheet:

Current assets	$-	$241
Long-term assets	-	452
Current liabilities	-	(69)
Long-term liabilities	(50)	(541)

Net deferred tax assets (liability)	$(50)	$83

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

d.	Tax benefit (taxes on income) is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Current	$(429)	$(22)	$80
Prior years	-	4	47
Deferred	(112)	(385)	(118)

	$(541)	$(403)	$9

Domestic	$(323)	$(246)	$16
Foreign	(218)	(157)	(7)

	$(541)	$(403)	$9

e.	Loss before taxes is comprised as follows:

	Year ended December 31,
	2009	2008	2007

Domestic	$(5,784)	$(4,896)	$(8,378)
Foreign	(2,776)	(1,647)	(76)

	$(8,560)	$(6,543)	$(8,454)

f.
Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.
Tax assessments:

BOS and BOS-Dimex have final assessments through 2002. BOS-Odem has final assessments through 2004. Dimex Hagalil was incorporated in 2008, and therefore, does not have any final assessments. Quasar does not have any final assessments (commenced its activity in 2004).

U.S subsidiaries federal income tax returns for 2006 through 2009 are open to review by the U.S. Internal Revenue Service. The Company's U.S. state tax returns are open for four years depending on each state's statute of limitation.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

h.
In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's consolidated statements of operations.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states in the U.S. and Israel jurisdiction. BOS, BOS-Dimex and Quasar may be subject to auditing by the Israel tax authorities for fiscal years 2003 through 2009. BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2005 through 2009. Dimex Galil may be subject to auditing by the Israel tax authorities for fiscal years 2008-2009. U.S. subsidiaries may be subject to auditing by the U.S. Internal Revenue Service ("IRS") for fiscal years 2006 through 2009.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of the Company's tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net loss in the period in which such determination is made.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2009	2008	2007
Financial income:
Interest on bank deposits and marketable securities	$9	$35	$122
Hedging	82	-	-
Other (mainly foreign currency translation income)	-	92	-

	91	127	122
Financial expenses:
In respect of bank loans and convertible note	(903)	(763)	(585)
Other (mainly foreign currency translation losses)	(26)	-	(6)

	(929)	(763)	(591)

	$(838)	$(636)	$(469)

b.	Net earnings (loss) per share:

1.	Numerator:

	Numerator for basic and diluted net loss per share:
	Loss from continuing operations	$(9,101)	$(6,140)	$(8,463)
	Income (loss) from discontinued operations	-	(260)	67

	Net loss available to Ordinary shareholders	$(9,101)	$(6,400)	$(8,396)

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	2,606	2,396	1,731
	Diluted weighted average Ordinary shares outstanding (in thousands)	2,606	2,396	2,357

	Basic and diluted net loss per share from continuing operations	$(3.50)	$(2.55)	$(4.90)
	Basic and diluted net earnings (loss) per share from discontinued operations	$-	$(0.1)	$0.05
	Basic and diluted net loss per share	$(3.50)	$(2.65)	$(4.85)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2007 and subsequent to the acquisition of Summit, the Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and Supply Chain Solutions segment.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2009, 2008 and 2007 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not allocated	Consolidated
2009

Revenues	$10,432	$22,821	$-	$33,253

Gross profit	$1,957	$2,445	$-	$4,402

Assets related to segment	$17,201	$10,124	$579	$27,904

2008

Revenues	$12,379	$38,470	$-	$50,849

Gross profit	$3,834	$6,165	$-	$9,999

Assets related to segment	$20,918	$15,545	$1,258	$37,721

2007

Revenues	$2,673	$21,101	$-	$23,774

Gross profit	$1,436	$3,239	$-	$4,675

Assets related to segment	$1,205	$27,002	$2,925	$31,132

b.	The following presents total revenues and long-lived assets for the years 2009, 2008 and 2007 based on the location of customers:

	Year ended December 31,
	2009		2008		2007
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$5,126	$219	$12,671	$1,097	$5,420	$2,225
Far East	1,244	-	1,342	-	964	-
Europe	4,213	-	7,490	-	1,511	-
Israel and others	22,670	7,230	29,346	7,810	15,879	3,033

	$33,253	$7,449	$50,849	$8,907	$23,774	$5,258

*)	Long-lived assets comprise of goodwill, intangible assets and property, plant and equipment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2009	2008	2007

Customer A (Supply Chain Segment)	12%	11%	21%

Customer B (Supply Chain Segment)	6%	13%	3%

NOTE 19:-	RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company's audit committee and Board approved an engagement with Cukierman & Co. Investment House Ltd. ("Cukierman & Co"), to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the Service Agreement at any time, by giving one-month prior written notice. The Service Agreement provides that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction.

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2009	2008	2007

Business development	$147	$113	$70
Success fee in respect of merger acquisitions	-	143	-
Success fee in respect of issuance of convertible loan	40	-	120
Success fee in respect of issuance of investment in Summit	-	-	*) 28
Success fee in respect of issuance of private placements	-	120	-

Total	$187	$376	$218

*)	Payment by 2,520 shares of the Company at a price of $ 11.4 per share (reflecting the Company share price at the grant date).

On May 18, 2006, the shareholders approved a grant to Mr. Edouard Cukierman of 4,334 Ordinary shares (for no consideration), and 46,776 options to purchase Ordinary shares of the Company, pursuant to the Company's 2003 Israeli Share Option Plan, at an exercise price of $ 13.40. The options' exercise price was equal to the average closing price of the Company's shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders' meeting date at which the grant was approved ("the Grant Date"). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	RELATED PARTIES (Cont.)

On November 7, 2007, the shareholders approved the Service Agreement with Mr. Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman shall be granted options ("the Options") to purchase up to 20,000 Ordinary shares of the Company per each calendar year of service as the Company's Chairman of the Board of Directors ("the Service") in the years 2007-2010 (pro-rated for any part of the calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $ 11.925 which was equal to the weighted average of the closing prices of the Company's Ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

Pursuant to the Service Agreement, if the Service is terminated by the Company for no cause (as defined in the Service Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Mr. Cukierman such number of Options amounting, together with Options previously granted, to 80,000 Options, and such additional Options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Mr. Cukierman under circumstances not involving the defined cause, his vested options shall be exercisable for six (6) months from the date of said termination.

On December 31, 2007, the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. ("Catalyst") and three subsidiaries of D.S. Apex Holdings Ltd. ("Apex"), under which the Company issued 166,712 Ordinary shares at a price of $ 12.00 per share (reflecting an aggregate investment of approximately $ 2 million), and 108,363 warrants at an exercise price of $ 13.80, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to Apex and 6% in 5,002 Ordinary shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company prepared and filed with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary shares issued to the investors.

The payments the Company paid and accrued according to the Share Purchase Agreement are:

	Year ended December 31,
	2009	2008

APEX	$-	$48

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:	SUBSEQUENT EVENTS (UNAUDITED)

a.
On January 12, 2010, the Company's authorized  share capital increased from NIS 140,000,000, divided into 7,000,000 Ordinary shares of NIS 20.00 nominal value each (35,000,000 ordinary shares  of NIS 4.00 nominal value each before the reverse split) to NIS 200,000,000 divided into 10,000,000 ordinary shares of NIS 20.00 nominal value each.

b.
On February 4, 2010, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement of January 2008, whereby it has revised the schedule of remaining payments to Dimex Systems.  The amendment provides for payment of NIS 300 in February 2010, NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. In addition, NIS 600,000 was converted into long-term convertible debentures on terms similar to those of the debentures the Company has issued in July 2009.

c.
On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi. In the loan documents, the Company and its Israeli subsidiaries undertook revised covenants for 2010. The test of meeting these covenants will be done on the results of the first half of year 2010 and the results of year 2010.The Company expects that it will meet these covenants through December 31, 2010.

d.
On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC (the "Buyer"). The Company sold 61,441,827 shares of Common stock of NWB (the "Shares") and 1,430,178 warrants to purchase Common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010 (the "Warrants"). The consideration for the Shares and Warrants was $ 300 of which $ 150 was paid in March 2010 and the remaining $ 150 plus annual interest of 4% (the "Remaining Debt") shall be paid in twelve monthly installments commencing March 2011. The Shares and Warrants were delivered to an escrow agent which will release the shares to the Buyer upon full payment of the Remaining Debt.