Form 20-F
period 2010-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2011-06-30
CIK 1005516

As filed with the Securities and Exchange Commission on June 30, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number: 001-14184

B.O.S. BETTER ONLINE SOLUTIONS LTD.
 (Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

20 Freiman Street, Rishon LeZion, 75100, Israel
 (Address of principal executive offices)

Eyal Cohen, 972-3-9541025, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 75100, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares, nominal value NIS 20.00 per share	Name of each exchange on which registered NASDAQ Capital Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

2,752,517 ordinary shares, nominal value NIS 20.00 per share, as of December 31, 2010 and 2,757,276 ordinary shares, nominal value NIS 20.00 per share, as of May 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes ☐   No ☒

*The registrant has not yet been phased into the interactive data requirements.

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

Yes ☐   No ☒

This report on Form 20-F is being incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the Private Securities Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

v

PART  I

Item 1:  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2:  Offer Statistics and Expected Timetable

Not applicable.                         .

Item 3:  Key Information Regarding BOS

Unless the context in which such terms are used would require a different meaning, all references to “BOS”, “we”, “our” or the “Company” refer to B.O.S. Better Online Solutions Ltd. and its subsidiaries.

3A. Selected Consolidated Financial Data

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2010, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010 and 2009, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements of BOS - Supply Chain Solutions (Lynk) Inc. (formerly, Lynk, USA Inc.) and its subsidiaries for the years ended December 31, 2009, 2008 and 2007 were audited by Arik Eshel, CPA & Assoc., PC an independent registered public accounting firm. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

The Company has accounted for discontinued operations, in accordance with ASC 205-20, Discontinued operations of the Financial Accounting Standards Board. As such, the results of discontinued operations, including revenues, cost of revenues, operating expenses, and other income and expenses, related to the prior periods of the discontinued operation have been reclassified in the accompanying statements of operations (see Note 1e to the Consolidated Financial Statements for the year ended December 31, 2010).

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

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2006	2007	2008	2009	2010

Revenues	20,917	22,090	34,066	25,467	30,187
Inventory write off	-	258	339	2,235	36
Cost of revenues	16,200	17,450	26,893	19,741	22,668
Gross profit	4,717	4,382	6,834	3,491	7,483
Operating expenses:
Research and development, net	486	636	844	360	372
In process Research and development	-	170	-	-	-
Sales and marketing	2,019	3,448	6,408	5,426	4,068
General and administrative	3,268	1,980	2,029	2,004	1,786
Impairment of goodwill	-	-	568	383	-
Total operating expenses	5,773	6,234	9,849	8,173	6,226
Operating income (loss):	(1,056)	(1,852)	(3,015)	(4,682)	1,257
Financial expense, net	(626)	(463)	(431)	(606)	(961)
Other expenses, net	-	(6,233)	(1,448)	(409)	(120)
Income (loss) before tax on income	(1,682)	(8,548)	(4,894)	(5,697)	176
Tax benefit (taxes on income)	89	(38)	241	(329)	(5)
Income (loss)from continuing operations	(1,593)	(8,586)	(4,653)	(6,026)	171
Net income (loss) related to discontinued operations	1,685	190	(1,747)	(3,075)	(806)
Net income (loss)	92	(8,396)	(6,400)	(9,101)	(635)
Basic and diluted net income (loss) per share from continuing operations	$(1.20)	$(4.96)	$(1.94)	$(2.32)	0.07
Basic and diluted net income (loss) per share from discontinued operations	$1.25	$0.11	$(0.73)	$(1.18)	(0.31)
Basic and diluted net income (loss) per share	$0.05	$(4.85)	$(2.67)	$(3.50)	(0.24)
Weighted average number of shares used in computing basic net earning (loss) per share	1,335	1,731	2,396	2,606	2,622
Weighted average number of shares used in computing diluted net earning (loss) per share	1,359	2,357	2,396	2,606	2,757

	As of December 31,
Consolidated Balance Sheet Data:	2006	2007	2008	2009	2010

Cash and Cash Equivalents	2,033	3,627	1,247	564	703

Working Capital (*)	3,046	6,157	3,491	237	386

Total Assets	24,529	31,132	37,345	27,362	22,130
Short-term banks loan and current maturities of long-term bank loans and convertible note	4,088	5,028	6,879	7,983	7,778
Long-term liabilities	2,686	4,450	4,564	4,274	4,073
Share Capital	6,571	10,628	13,159	13,225	13,959
Additional paid in Capital	48,330	54,758	55,830	57,042	56,805
Shareholders’ equity	12,349	14,438	11,244	3,643	3,713
(*)Working capital comprises of:
Current assets	12,540	16,409	19,644	19,682	14,730
Less: current liabilities	9,494	10,252	16,153	19,445	14,344
	3,046	6,157	3,491	237	386

3B.          Capitalization and Indebtedness

Not applicable.

3C.          Reasons for the Offer and Use of proceeds

Not applicable.

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

Risks relating to our financial results and capital structure:

We require a significant amount of cash to satisfy our long term debt obligations. If we fail to generate sufficient cash flow from operations, we may need to renegotiate or refinance our debt, obtain additional financing, postpone capital expenditures or sell assets.

As of March 31, 2011 we had $2.5 million of long term convertible notes , $827,000 in long-term debt to Dimex Systems Ltd. (includes current maturities of $312,000) and $829,000 in long-term bank loans (includes current maturities of $510,000). In addition, at March 31, 2011, we had $8.0 million of short term bank loans drawn under a revolving credit facility. We depend mainly on cash generated by continuing operating activities to make payments on our debt. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our business strategy, as well as on economic, financial, competitive and technical factors (See “Section  5B.  Liquidity and Capital Resources”).

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

As of March 31, 2011, we had an accumulated deficit of $67 million. In 2010, we had a net loss of $0.64 million. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

•	developing and selling new RFID and Mobile Solutions products to meet market needs;

•	delivering our products in a timely manner;

•	uccessfully implementing our business strategy;

•	increased demand for our existing products;

•	controlling costs; and

•	having access to sufficient working capital financing to support our operations.

There can be no assurance that we will be able to meet our challenges and experience any growth in sales or achieve profitability in the future, that the level of historic sales will continue in the future or that our net losses will not increase in the future.

We may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales or to enter into new markets with new products we may find it necessary to decrease prices in order to be competitive. Additionally, our gross profit margin tends to fluctuate mainly due to variety and mix of products. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We depend on one bank which provides our short and long term loans.

We rely primarily on Bank Leumi le-Israel Ltd. (“Bank Leumi”), to provide credit facilities to our subsidiaries. As of March 31, 2011 we had $8.0 million of short term bank loans drawn under Bank Leumi revolving credit facility, $510,000 current maturities of long term loans and $318,000 of long terms bank loans with Bank Leumi. Our short and long term bank loans contain certain provisions, restrictions and financial covenants, which if violated, could result in the full principal amounts together with interest and other amounts becoming immediately due and payable in cash. One of the restrictions is on the transfer of funds from our subsidiaries to the Company (See “Section 5B. Liquidity and Capital Resources”).

Our assets are subject to security interests in favor of our bank lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our bank debt is secured by a first priority floating charge on all of our Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of our subsidiaries, BOS - Dimex Ltd. (“Dimex”) and BOS - Odem Ltd. (“Odem”). In addition, the Company and its subsidiaries entered into a series of inter company guarantees in favor of our bank lenders.

If we are unable to repay the bank loans when due, our bank lender could foreclose on our assets in order to recover the amounts due. Any such action would require us to curtail or cease operations (See “Section 5B. Liquidity and Capital Resources”).

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

In recent years, the Company has made several acquisitions, such as the acquisition of Dimex Systems business in March 2008, and the acquisition of Summit (which has recently been liquidated). There can be no assurance that we will be able to successfully integrate and manage future acquisitions, if they further occur, in order to maintain and grow the combined business and maximize the potential synergies.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as were prior to the acquisitions or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

Our inability to meet our delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

If our efforts to raise capital do not succeed, our efforts to increase our business may be seriously jeopardized.

The continued growth of our RFID and Mobile Solutions segment depends on our ability to expand sales abroad.

In 2010, our RFID and Mobile Solutions revenues, that were generated from sales outside of Israel, amounted to $0.3 million or 2.4% of the entire RFID and Mobile Solutions revenues, which represented a decrease of approximately $0.6 million from fiscal 2009. Continued growth of this segment depends on our ability to increase our sales abroad. There can be no assurance that we will be able to maintain and increase our revenues from these markets.

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for bad debts may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel, North America and Europe. We do not have any collateral and have limited credit insurance in respect of our customers' debt. The balance of allowance for bad debt as of December 31, 2010 amounted to $44,000, which was determined by the management to be sufficient. In face of a global economic slowdown or recession reoccurs, we may be required to record additional and significant allowances for bad debts.

Certain customers of our Supply Chain Solutions may cancel purchase orders they placed before the delivery.

Supply Chain Solutions programs of electronic components accommodate the preference of customers to work with a limited number of suppliers that will be able to provide a wide range of electronic components under one order. In the event we are not able to provide certain of the components ordered, or in purchase orders that provide for termination before delivery,  the customer could elect to terminate the entire order before its delivery.

In the event substantial orders are so cancelled, there is no assurance that we will be able to sell the pre-purchased inventory at a profit, or at all. This could result in excess and obsolete inventory and could have a material adverse effect on our results of operations.

The electronic components provided by our Supply Chain Division need to meet certain industry standards and for some customers we need to be the manufacturers’ authorized distributors.

The main business of our Supply chain division is the provision of electronic components to the aerospace and defense industry. These components need to be in compliance with Aviation Standard number 9120, which was adopted by the International Aerospace Quality Group. Non compliance with these standards could limit our sales.

In addition, in face of an increased number of refurbished or non-original components  offered in the marketplace, certain customers have begun to insist on purchasing components only directly from authorized distributors of the manufacturers. This could impair our ability to sell components of manufacturers for which we do not serve as authorized dealers and have a substantial adverse effect on our business.

The Supply Chain division engages in a number of business activities governed by U.S. Government Laws and Regulations, which if violated, could subject the Company to civil or criminal fines and penalties.

The Supply Chain division engages in a number of business activities governed by U.S. Government procurement laws and regulations which change frequently, including regulations relating to import-export control and technology transfer restrictions. If we or our sales representatives fail to comply with these laws and regulations, we could be subject to administrative, civil, or criminal liabilities that   could have a material adverse effect on our business and results of operations.

The Supply Chain division engages in a number of business activities governed by U.S. Government procurement laws and regulations, which change frequently. Failure by us or our sales representatives to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could have a material adverse effect on our business.

We are required to make additional payments towards the acquisition of the assets of Dimex Systems.

        The Dimex Systems Asset Purchase Agreement, as amended, provides for NIS 3.1 million to be paid in monthly installments commencing July 2010 through December 2013. Dimex Systems also holds a total of NIS 3.1 million long-term convertible debt.

If we are unable to make the payments to Dimex Systems, we will be in breach of contract and our financial position, and results of operation could be adversely affected.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent. 18% of our first quarter of 2011 Supply Chain Solutions segment purchases were sourced from five key suppliers and 69% of our first quarter of  2011 RFID and Mobile Solutions segment purchases were sourced from five key suppliers. In the year 2010, 30% of our Supply Chain Solutions segment purchases were sourced from five key suppliers and 53% of our RFID and Mobile Solutions segment purchases were sourced from five key suppliers.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2008, 2009 and 2010, the NIS appreciated by approximately 1.1%, 0.7% and 6.0%, respectively, against the U.S. dollar.  In 2008, 2009 and 2010, the annual inflation rate in Israel was approximately 3.8%, 3.9% and 2.7%, respectively, and therefore the U.S. dollar cost of our Israeli operations has increased. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Section 5A. Results of Operation - Impact of Inflation and Currency Fluctuations.”)

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

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2010 through May 2011, the daily closing price of our ordinary shares in NASDAQ  has ranged from $0.77 to $3.52 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

•	the liquidation of Summit and Lynk;

•	the limited trading volume in our stock;

•	actual or anticipated variations in our quarterly operating results;

•	increase in our bank debts;

•	sales of securities in private placements.

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

Consequently, the Company had applied for, and the Nasdaq Stock Market approved the transfer of its listing from the Nasdaq Global Market to the Nasdaq Capital Market, as of October 16, 2009. The Company currently satisfies all of The Nasdaq Capital Market standards for its continued listing.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, since September 2000, there has been a high level of violence between Israel and various Palestinian groups. In July 2006, the Israeli army was engaged in extensive hostilities along Israel’s northern border with Hezbollah operating from Lebanon, and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel.

In May 2011, the Palestinian Authority and Hamas signed a reconciliation agreement, the effects of which are unclear, and the future of the “peace process” as a whole with the Palestinians remains uncertain.

Recently, countries in the region, such as Egypt, Syria and other Arab and Islamic countries,  have experienced political change and instability, the effects of which are currently difficult to assess.

Ongoing violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension between Israel and neighboring Syria and Lebanon, or political instability in the region, may have a material adverse effect on our business, financial condition and results of operations. In addition, several countries still restrict business with Israel and with companies doing business in Israel. We could be adversely affected by adverse developments in the “peace process” or by boycotts, restrictive laws or policies directed towards Israel or Israeli businesses.

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

                The Israeli Companies Law also provides specific rules and procedures for the acquisition of shares held by minority shareholders, that result in the majority shareholder holding more than 90% of the outstanding shares.

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

Item 4:    Information on the Company

4A.          History and Development of the Company

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices and engineering, development, testing, shipping and service operations are located in Israel. Our address in Israel is  20 Freiman Street, Rishon LeZion, 75100, Israel.

Our address in the United States is B.O.S Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our subsidiaries’ websites are: Odem - www.odem.co.il; and Dimex – www.dimex.co.il. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two segments:

•
Supply Chain Solutions – conducted through our wholly owned subsidiary, Odem. Our Supply Chain Solutions business offers a wide range of electronic components to customers in the aviation, aerospace and high technology  industry that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

•
RFID and Mobile Solutions – conducted through our wholly owned subsidiary, Dimex. Our RFID and Mobile Solutions offerings form a comprehensive turn-key solution for Automatic Identification and Data Collection, combining mobile infrastructure of manufacturers that we represent, middleware software and a software application.

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

In March 2009, the Company entered into an amendment to the 2008 Dimex Systems Asset Purchase Agreement that revised the payment schedule of the approximately NIS 10 million payable in three semi-annual installments through March 2010. The amendment provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million (equivalent to $675,000) was converted into the same type of convertible debentures subsequently issued by the Company in July 2009.

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments in the amount of NIS 4 million, to Dimex Systems. The amendment provides for payment of:

1.	NIS 300,000 in February 2010 and NIS 3.1 million plus 8% interest per annum, to be paid in monthly installments commencing July 2010 through December 2013.

2.
NIS 600,000 (equivalent to $161,000) were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter.

Following this amendment, Dimex Systems holds a total of NIS 3.1 million long-term convertible debt.

In addition, we have an interest in two companies:

(a)             Surf Communication Solutions Ltd. (“Surf”), in which, as of  December  31, 2010, we held 6.2% of the issued and outstanding share capital. Established in 1996, Surf is an Israeli privately held company. Surf develops a suite of hardware and software products that drives a wide variety of applications whose common goal is high-capacity distribution of voice and video..

(b)    New World Brands Inc. (PINK:NWBD) (“New World” or “NWB”), a U.S. public corporation. On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC. and recorded a capital loss of $7,000.  The Company sold 61,441,827 shares of common stock of NWB and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010. The consideration for the NWB shares and warrants was $ 300,000 of which $ 150,000 was paid in March 2010 and the remaining $ 150,000 plus annual interest of 4% were to be paid in twelve monthly installments commencing March 2011. The shares and warrants were delivered to an escrow agent to be released to the buyer upon full payment of the remaining debt. In May 2011, the buyer notified the Company that it will not pay the remaining debt, and the shares and warrants were released back to the Company. The value of the shares based on share price as of June 26, 2011 is $98,000, which reflects a loss of $52,000.

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

In August 2009, the Company closed a $2.4 million Convertible Loan Financing (“Convertible Loan Financing”) with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing consisted of loans with a three year term that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $3.25 per ordinary share. The Company also granted to the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, during a period starting from 18 months to 36 months from grant, at an exercise price per ordinary share of $2.75. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to an amendment to  the Asset Purchase Agreement the Company had entered into with Dimex Systems. On February 4, 2010, pursuant to an additional amendment to the Dimex Systems Asset Purchase Agreement, NIS 600,000 (equivalent to $161,000) of the payment due to Dimex Systems was converted into long-term convertible debentures on terms similar to those of the debentures the Company issued in August 2009.

Pursuant to its undertaking in connection with the Convertible Loan Financing, on August 23, 2010, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of ordinary shares that are issuable upon conversion of the notes and exercise of the warrants. The registration statement has not yet become effective and the Company intends to file an amendment to the registration statement in the near future.

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

On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. The proceedings in respect of Summit are continuing. The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

4B.          Business Overview

BOS’s vision is to be a worldwide provider of turnkey AIDC (Automatic ID Data Capture) mobility solutions, focusing on RFID technologies, and a leading distributor of electronic components for the civil aircraft industry and for the defense industry.

The Company’s products and services assist customers worldwide in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes, improving asset tracking, and managing real-time business data.

BOS manages its business in two reportable divisions: RFID and Mobile Solutions (through its subsidiary Dimex), and Supply Chain Solutions (through its subsidiary Odem). These divisions are complementary with strong synergy.

The Company’s customers represent a cross-section of multinational industry leaders, from the avionics, defense, retail, government, utilities, and livestock markets around the world. Our Supply Chain division customers include, among others, Bombardier, Elbit system, Refael and IAI. Our RFID and Mobile division customers include, among others, IKEA, Blue Square, Shufersal Teva, Plasan Sasa, IKEA and BEE Group.

In its Supply Chain division, the Company has expanded its penetration to global, top-tier aircraft manufacturers (such as Bombardier, Airbus, Dassault, Indra, Eads) and has begun expansion to international markets (e.g., India, Europe, China). In 2010, the Company has  begun supplying electronic components to several customers in India.

In its RFID and Mobile division, the Company continues to invest in research and development in order to further enhance its software platform, BOS ID and is working to establish sales channels for BOS ID through partnerships with systems integrators in Europe.

In 2011, the Company was recognized with the Entrepreneurial Company of the Year Award in the field of Automatic Identification Data Capture (AIDC) for the Europe, Middle East and Africa region, by Frost & Sullivan, a leading global research organization.

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

BOS' RFID and Mobile Solutions division offers turnkey solutions as well as stand-alone products, including best-of-breed RFID and Automatic Identification Data Capture (AIDC) hardware and communications equipment, software platform, and industry-specific software applications. Customers can opt for a full solution comprised of hardware, middleware and software, or for any item as a stand-alone product or service.

Our RFID and mobile division represents leading global manufacturers of AIDC equipment based on RFID and barcode technology. Among the manufacturers we represent are Motorola Inc., Intermec Technologies and Corporation, Zebra Technologies Corp., Texas Instruments, Alien Technology, Cisco Systems Inc., M3, DLog GmbH, Microscan Systems Inc., Seagull Scientific Inc., Feig and HID Global.

Specifically, our RFID and Mobile Solutions division offers the following products and services:

•	Hardware, including:

o	Thermal and barcode printers

o	RFID and barcode scanners and readers

o	Wireless, mobile and forklift terminals

o	Wireless infrastructure

o	Active and passive RFID tags (HF & UHF)

o	Consumables (ribbons, labels, tags)

•	BOS ID Software Platform:

o	BOS ID is a software platform for systems integrators to assemble applications, without programming, for transfer to any AIDC client such as a handheld rugged terminal, barcode reader or mobile PC.

•	Applications:

Using its proprietary BOS ID, BOS has developed the following set of vertical applications:

o	BOS LIVESTOCK is a software application that enables livestock operations to manage, track, support and plan all day-to- day tasks.

o
BOS CarID is a turnkey solution to identify and track vehicles for a variety of transportation-related settings, such as auto vehicle testing centers, public and company parking lots, industrial factories, and automobile dealers, importers, or distributors. By using RFID tags on the vehicles, BOS CarID enables companies, government transportation agencies, and law enforcement officials in the transportation field to effectively manage, track, support and plan all day-to- day vehicle-related activities.

o
BOS STOCK is an optimized data collection solution for logistics management in stores and warehouses. The solution may be based on RFID tags or bar codes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse/logistics operations. BOS Stock enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and gives them the ability to locate inventory in the stockroom. BOS Stock provides inventory managers with a direct communication link to the sales floor, and assists in minimizing inventory loss or theft. BOS Stock also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock, and provide the customer with up-to-date product information.

o
BOS Mfgr. is a production line tracking solution whereby manufacturing companies can track the progress and status of items on a production line. The solution may be based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With BOS Mfgr., items entering the manufacturing plant are labeled with RFID tags or bar codes, and fixed readers that are located along the production line, record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

BOS' RFID and Mobile Solutions division provides also complementary services such as:

•	Integration Services, that include site surveys, business requirements analyses, system design and configuration, and implementation, testing and deployment.

•	Service lab, that lab offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans.

In 2010, 41% of our revenues were attributed to sales generated from our RFID and Mobile Solutions division.

Supply Chain Solutions

Our Supply Chain Solutions division provides electronic components, networking and telecommunications equipment, and components consolidation services to the aerospace, defense, medical and telecommunications industries and enterprise customers worldwide.

These services include:

o	Representation of global manufacturers and distribution of their electronics components, communications and networking products (see below);
o	Kitting (electronics components consolidation) services for aerospace, defense, medical, and telecommunications industries and enterprise customers;
o	Inventory and quality control management of components entering production lines; and
o	Warehouse management for ongoing projects, including all warehouse functions such as storage, operations and inventory management.

Our Supply Chain division represents, among others, Honeywell International Inc., Holtek Semiconductor Inc., Sensata Technologies Inc., Inova,  IPD, Adam Technologies Inc., Wintek Corporation, Positronic Industries, Tyco Electronics, D-Link Corporation, Netgear, Bluegiga Technologies, Switchcraft Inc., Silicon Sensor, API Group Inc., Winchester, Wintek,  Fema, SGC, Stroco and Jamicon Corporation USA. The electronic components from these suppliers fall into four main categories:

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

4) Microwave components such as repeaters and filters.

We also provide full access networks equipment for IT and telecommunications (LAN/WAN), communication servers, multi-protocol print servers, server adapters, USB products, switches, fiber optics equipment, ADSL and XDSL routers, modems, VoIP, storage equipment and ATM devices.

In 2010, 59% of our revenues were attributed to sales of the Supply Chain Solutions segment.

Marketing, Distribution and Sales

We market our RFID and Mobile Solutions primarily to medium and large sized corporations through a combination of direct sales, sales agents and integrators.

RFID and Mobile Solutions

We market our solutions directly to customers or through distributors and system integrators. We intend to increase our international sales force with new distributors, system integrators, sales representatives and direct salespersons who specialize in the RFID and Mobile Solutions sector.

In Europe, we are targeting system’s integrators as the main channel through which to sell our software products. As a secondary effort, we will focus on hardware vendors that may be seeking to enhance their product offerings by adding complementary products such as BOS ID.

Supply Chain Solutions

We market our Supply Chain Solutions directly to customers or through distributors. Our sales force is comprised of direct sales teams.

Seasonality

Our sales fluctuate seasonally, with the third quarter sales typically reduced by summer vacations in Europe and new years’ holidays in Israel, and the December and January sales typically reduced by the Christmas season.

The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas:

	2010	%	2009	%	2008	%
America	2,596	9	1,548	6	3,344	10
Far East	2,228	7	998	4	904	3
Europe	811	3	566	2	1,317	4
Israel and others	24,552	81	22,355	88	28,501	83
Total Revenues	30,187	100	25,467	100	34,066	100

Sales by divisions:

	2010	%	2009	%	2008	%
RFID and Mobile Solutions	12,463	41	10,729	42	11,280	33
Supply Chain Solutions	17,724	59	14,738	58	22,786	67
Total Revenues	30,187	100	25,467	100	34,066	100

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

Generally, we enter into non-disclosure and invention assignment agreements with our employees, partners and subcontractors. However, there can be no assurance that our proprietary technology will remain a trade secret, or that others will not develop similar technology or use such technology in products competitive with those offered by us.

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

Competition

RFID and Mobile Solutions

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, ERP systems, computer networks and host computers. As the market grows, so does the number of competitors. Some of the competitors have substantially greater financial, marketing and technological resources as well as stronger name recognition than BOS.

In Israel, our main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., Micronet Ltd., LogiTag Systems Ltd. and Galbital RFID Solutions Ltd. In the global market, competition to our platform products such as BOS ID primarily stems from existing modules in ERP systems, and system integrators that provide turnkey solutions that include both hardware and software such as GlobeRanger Corp., OATSystems, a division of Checkpoint Systems, Inc., Omnitrol Networks, Inc., RF-iT Solutions GmbH and InSync Software, Inc.

The RFID market is highly fragmented and no one player has taken a significant share of the software platform market. We believe that we will be able to attract systems integrators, RFID hardware vendors and thus end-customers to our core offering BOS ID, due to the following factors:

•	Unlike other products on the market, BOS ID enables code-free creation and implementation of data collection applications and processes;
•	BOS software products were built specifically for systems integrators, based on 30 years of experience in the data collection market;
•	Our software can be used in a wide range of vertical markets;
•	BOS’ software products enable rapid implementation and centralized deployment for every RFID and AIDC project; and
•	Our software is flexible, hardware-independent and can function with any communication and networking protocol.

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

Strategy

The Company's vision is to become a worldwide provider in the field of RFID and Mobile Solutions and Supply Chain Solutions for enterprise logistics and organizational processes.

The key elements of our strategy are as follows:

•	Continue to develop our range of RFID and Mobile Solutions to include platform software products, as well as a suite of business line applications, based on the BOS ID platform;

•
Increase our international sales force by new partnerships with distributors, system integrators, and hardware vendors specialized in RFID and Mobile Solutions in the United States and select European countries;

•	Secure several reference-able customers in Europe, potentially leveraging our position as a trusted supplier in the aerospace Supply Chain Solutions market;

•	Increase partnerships with manufacturers for our Supply Chain Solutions division.

Exchange Controls

See “Section 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Section 5A. Results of Operations - Grants and Participation”.

4C. Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	Dimex, and its wholly owned subsidiary, Dimex Hagalil 2008. Dimex and Dimex Hagalil 2008 are part of the RFID and Mobile Solutions division;

(2)	Odem, which is part of the Supply Chain Solutions division; and

(3)	Quasar Telecom (2004) Ltd., which is inactive. In March 2011, the Company decided to dissolve this subsidiary.

In the United States:

(1)	Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

(2)	BOS Delaware Inc., a Delaware corporation, is a wholly owned subsidiary of Dimex, which ceased operation in 2002.

(3)
On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. The proceedings in respect of Summit are continuing.

In Europe:

•	Better On-Line Solutions Ltd., a U.K. subsidiary of Dimex, and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, these subsidiaries are no longer active.

In addition, the Company holds or held interest in Surf and in New World – see Section 4A: History and Development of the Company.

4D.          Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in Israel, as follows:

Location	Size (square meters)	End of lease period	Extension Option
Rishon Lezion*	2,504	July 6, 2011 – January 31, 2012	February 1, 2012 - January 31, 2016
Kibutz Dafna	578	On a month-to-month basis

*Includes 302 square meters in the same building rented by Odem.

Our average monthly rental fee in 2011 (up until April 30, 2011), for the year 2010 and for the year 2009 amounted to $14,000, $14,000 and $15,000, respectively.

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

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our consolidated financial statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and for fully understanding and evaluating our reported results:

•	financial statements in U.S. dollars
•	inventories
•	investment in other companies
•	valuation of long-lived assets and goodwill
•	revenue recognition
•	income taxes
•	accounting for share-based compensation
•	discontinued operations

a.	Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is generated in U.S. dollars. In addition, most of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

The financial statements of our subsidiary Dimex, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

b.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2010 and 2009, inventory is presented net of $ 1,494,000 and $ 1,458,000, respectively, for technological obsolescence and slow- moving items.

c.	Investment in other companies:

Management evaluates investments in other companies for evidence of other-than-temporary declines in value.

The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the marketable securities' carrying amount and its fair value. Accordingly, during 2010, 2009 and 2008, an impairment loss, due to other-than-temporary decline in fair value, of $ 0, $ 304,000 and $ 744,000, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

1.	Investment in NWB and Qualmax:

       The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities ("ASC 320"). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. Till the consummation of a merger of Qualmax with and into NWB in January 2009 the investment in Qualmax, which was traded in the Pink Sheet, was presented at cost according to ASC 325-20, Cost Method Investments ("ASC 325-20") due to virtually no trading volume in the shares.

               Following the consummation of the merger of Qualmax and NWB, holdings in Qualmax were converted into shares of NWB.

    During 2008, the Company sold 6.6 million shares of NWB for a total consideration of $ 165,000 and recorded a gain of $8,000.

    On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC. and recorded a capital loss of $7,000. The Company sold 61,441,827 shares of common stock of NWB  and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010. The consideration for the Shares and Warrants was $ 300,000 of which $ 150,000 was paid in March 2010 and the remaining $ 150,000 plus annual interest of 4% was to be paid in twelve monthly installments commencing March 2011. The shares and warrants were delivered to an escrow agent to be released to the buyer upon full payment of the remaining debt. On May 2011, P&S Spirit LLC notified the Company that it will not pay the Remaining debt and the shares and warrants were released back to the Company. The value of the shares based on share price as of June 26, 2011 is $98,000, which reflects a loss of $52,000.

2.	Investment in Surf:

        The Company's holding in Surf (a private company) as of December 31, 2010 is 6.2% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2010, 2009 and 2008, an impairment loss, due to other-than-temporary decline in fair value, of $ 111,000, $ 53,000 and $712,000, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

        The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20.

d.	Valuation of Long-Lived Assets and Goodwill

Impairment of long-lived assets:

        The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to their fair value as determined based on the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2010, 2009 and 2008, no impairment losses have been identified.

Goodwill:

        Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Testing Methodology:

        The Company performs its annual impairment analysis of goodwill as of December 31st  of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

        The Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

        The Company corroborates the fair values using the Market Approach. The Company evaluates the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allows the Company to consider market expectations in corroborating the reasonableness of the fair value of its reporting units. In addition, the Company compares its market capitalization, including an estimated control premium that an investor would need to pay for a controlling interest in the Company, to the fair value of the Company based on a third-party valuation study. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. The Company’s reconciliation of the gap between its market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

        The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components.

Testing Results:

        During 2009 and 2008 impairment losses in the amount of $ 383,000 and $ 568,000, respectively, were recorded and attributed to the Supply Chain reporting unit. During 2010, no impairment losses have been identified.

e.	Revenue recognition:

        The Company derives its revenues from the sale of products through direct sales, license fees for its products, commissions, support and services.

        Revenues from product sales, related to both the Supply Chain and RFID and Mobile segments, are recognized in accordance with SAB 104, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

        Most of the Company's revenues are generated from sales of its products directly to end-users. Other than pricing terms which may differ due to the volume of purchases between end-users, there are no material differences in the terms and arrangements among end-users.

        Revenue from license fees, related to the RFID and Mobile segment, is recognized in accordance with ASC No. 985-605, Software Revenue Recognition, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized, provided that all other revenue recognition criteria have been met.

        Revenues from maintenance and support services are recognized ratably over the period of the support contract. The fair value of the support contract is determined based on the price charged when it is sold separately or renewed.

        With regard to software arrangements involving multiple elements such as software product and maintenance and support, revenue should be allocated to each element based on the relative fair value of the elements.  However, with respect to certain transactions, that include multiple elements, revenue can be recognized under the "residual method", when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, and VSOE does not exist for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in ASC 985, Revenue Recognition - Software" have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

        In the case of arrangements which require significant customization of the Company's RFID software to customer-specific specifications, the Company follows the guidance in ASC 605-35, whereby the Company applies the completed contract method since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

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

        The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2008 and 2007, the Company had no unrecognized tax positions. During the year ended December 31, 2010, and 2009 the Company recorded $ 67,000 and $ 421,000, respectively in regard to uncertain tax position.

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

        The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110, as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

        The fair value for options granted in 2009 and 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2009	2008

Risk-free interest	1.45%	1.52%
Dividend yields	0%	0%
Volatility	77%	37%
Expected option term	3.46 years	3.43 years
Forfeiture rate	15%	10%

No options were granted during 2010.

During 2010, 2009 and 2008, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2010	2009	2008

Selling and marketing	$39	$377	$169
General and administrative	178	252	412

Total stock-based compensation expense	$217	$629	$581

The Company applies ASC 718 and ASC 505-50 for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.

h.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short term loans and trade payables approximate their fair value due to the short-term maturities of such instruments. The carrying amounts of long-term loans and convertible notes approximate their fair value.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts.

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

i.            Impact of recently issued accounting pronouncements:

In January 2010, the FASB issued Accounting Standards Update “ASU” No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) beginning in the first quarter of 2011. The adoption of the effective portions of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14").

•
ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method.

•
ASU 2009-14 ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not anticipate that the adoption of this ASU will have a material impact on its consolidated financial position, results of operations or cash flows.

j. Reclassification:

    Certain 2009 figures have been reclassified to conform to the 2010 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

k. Discontinued operations:

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations (see Note 1e to the Consolidated Financial Statements for the year ended December 31, 2010) .

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

5A.         Operating Results

On January 12, 2010, we effected a 5:1 reverse share split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse share split.

Comparison of 2010 and 2009

Revenues for 2010 were $30.2 million, compared to $25.5 million in 2009. The growth in revenues was in both our Mobile and RFID and Supply Chain divisions.

Gross profit for 2010 was $7.5 million (gross margin of 24.8%), compared to $3.5 million (gross margin of 13.7%) for 2009. The improvement in the gross profit in year 2010 is attributed mainly to a minor inventory write-off in the amount of $36,000 compared to a $2.2 million inventory write-off in year 2009, which was attributed to the global economic slowdown in year 2009.

Research and development expenses for 2010 were $372,000, compared to $360,000 in 2009.

Selling and marketing expenses for 2010 decreased to $4.1 million from  $5.4 million in 2009. The decrease is attributed to cost reduction, mainly in workforce, during year 2010.

General and administrative expenses for 2010  decreased to $1.8 million, compared to $2.0 million in the year 2009. The decrease is attributed to cost reduction that was implemented in year 2010.

Impairment of goodwill in 2009 amounted to $383,000. There was no impairment of goodwill in 2010. The goodwill impairment of the Supply Chain Solutions segment was due to the global economic slowdown, which affected the future revenues and cash flows of this segment.

As a result of the above, operating profit in 2010 amounted to $1.26 million compared to operating loss of $4.7 million in year 2009.

Financial expenses for 2010 were $961,000, compared to $606,000 in 2009. The increase is related to the convertible notes in the aggregate amount of $2.4 million, which were issued in August 2009 (see “Section 5B.  Liquidity and Capital Resources”).

Other expenses in years 2010 and 2009, which amounted to $120,000 and $409,000, respectively, are mainly attributed to the decrease in the value of the Company investments in NWB and Surf.

Tax on income in 2010 amounted to $5,000, compared to a tax on income of $329,000 in 2009. Tax expenses in year 2009 related to uncertain tax positions.

Income from continuing operations in 2010 amounted to $171,000 compared to a loss of $6 million in 2009. On a per share basis, the basic and diluted net earning  per share from continuing operations in 2010 was $0.07, compared to net loss per share of $2.32 in 2009.

Loss from discontinuing operations is attributed to the closing of the operation of Lynk and its subsidiary Summit in November, 2010. Both companies belong to the Supply chain division. Loss from discontinued operation amounted to $806,000 in 2010 compared to a loss of $3.1 million in 2009. On a per share basis, the basic and diluted net loss per share from discontinuing operations in 2010 was $0.31, compared to net loss per share of $1.18 in 2009.

The U.S. dollar cost of our NIS expenses increased in year 2010 as compared to year 2009 because of the differential between the rate of inflation in Israel and change in the value of the NIS relative to the U.S. dollar. In year 2010, the inflation rate in Israel, as adjusted for the appreciation of the NIS against the U.S. dollar, was 8.6 % compared to 4.6% in year 2009.

Comparison of 2009 and 2008

Revenues for 2009 were $25.5 million, compared to $34.1 million in 2008.

Gross profit for 2009 was 3.5 million (gross margin of 13.7%), compared to $6.8 million (gross margin of 20%) for 2008. The decrease in the gross profit is attributed mainly to inventory write-off in the amount of $2.2 million in 2009, compared to s write-off of $339,000 in year 2008.

Research and development expenses for 2009 were $360,000, compared to $844,000 in 2008. The decrease in 2009 expenses related to a reduction in the research and development team reflecting a focus on developing the BOS ID platform as opposed to year 2008, in which research and development resources were invested also in additional products such as of Optimize IT and Cyms.

Selling and marketing expenses for 2009 decreased to $5.4 million from $6.4 million in 2008. The decrease is attributed mainly to cost reductions implemented in 2009.

General and administrative expenses were approximately $2 million in both 2009 and 2008.

Impairment of goodwill in 2009 amounted to $383,000. Impairment of goodwill in 2008 amounted to $568,000 and is attributed to impairment of goodwill in the Supply Chain Solutions segment due to the economic slowdown.

As a result of the above, operating loss in 2009 amounted to $4.6 million compared to an operating loss of $3 million in year 2008

Financial expenses for 2009 were $606,000, compared to $431,000 in 2008. The increase is related to the convertible notes in the aggregate amount of $2.4 million, which were issued in August 2009 (see “Section 5B.  Liquidity and Capital Resources”).

Other expenses in year 2009 and 2008 amounted to $409,000 and $1.45 million respectively, and mainly relate to the decreases in the value of the Company’s investments in NWB and Surf.

Tax on income  in 2009 amounted to $329,000, compared to a tax benefit of $241,000  in 2008. The tax benefit in year 2008 reflects the future usage of carry forward losses while tax expenses in year 2009 were related to uncertain tax positions.

Loss from continuing operations in 2009 amounted to $6 million, compared to a loss of $4.6 million in 2008. On a per share basis, the basic and diluted loss per share from continuing operations in 2009 was $2.32, compared to $1.94 in 2008.

Loss from discontinued operation in 2009 amounted to $3.1 million compared to $1.7 million in 2008. Loss from discontinuing operations is attributed to closing the operation of Lynk and its subsidiary Summit in November, 2010.

On a per share basis, the basic and diluted net loss  per share from discontinuing operations in 2009 was $1.18, compared to net loss per share of $0.73 in 2008.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the mix of products sold. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including our ability to:

•            establish effective distribution channels and manage them;

•            develop, introduce and deliver new products on a timely basis;

•            anticipate accurately customer demand patterns; and

•            manage future inventory levels in line with anticipated demand.

These results may also be affected by currency exchange rate fluctuations and interest rate and economic conditions in the geographical areas in which we operate. There can be no assurance that our historical trends will continue, or that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.

Impact of Inflation and Currency Fluctuations

The U.S. dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS relative to the U.S. dollar.

A devaluation of the NIS in relation to the U.S. dollar will have the effect of decreasing the U.S. dollar costs in any of our NIS expenses and a converse effect in case of devaluation of the U.S. dollar in relation to the NIS.

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

In the years ended December 31, 2010, 2009, 2008, 2007, 2006 the inflation rate in Israel, as adjusted for the depreciation or appreciation of the NIS against the U.S. dollar, was 8.6%, 4.6%, 4.9%, 12.4%, and 8.1%, respectively. The closing representative exchange rate of the U.S. dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.549, NIS 3.775, NIS 3.802, NIS 3.846 and NIS 4.225, respectively.

Effective Corporate Tax Rate

The rate of the Israeli corporate tax has been decreasing in recent years as follows: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%. Tax at a reduced rate of 25% applies to capital gains arising after January 1, 2003. In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

        The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2010, in the amount of approximately $ 30.3 million. These losses may be carried forward and be offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital losses, which may be carried forward under certain limitations.

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

The Research Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the significant shareholders of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel have been reduced, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future.

Since 2006, we have not participated in research and development programs supported by the OCS. The Company submitted in 2011, a request to participate in programs supported by the OCS. The request is currently under consideration by the OCS.

As of December 31, 2010, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3.5 million, in respect of previous grants.

We are also committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the U.S. dollar-linked amount of the grant received at the date the grants received.

Since 1996, we have not participated in Fund for the Encouragement of Exports programs. As of December 31, 2010, the Company has an outstanding contingent obligation to pay royalties including interest of $ 95,000 with respect to export grants. No expenses incurred on account of such royalties during 2010 and 2009. Expenses in the amount of $6 were incurred for such royalties in 2008.

Conditions in Israel

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our research and development and manufacturing facilities. See Item 3D. “Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

5B.          Liquidity and Capital Resources

As of December 31, 2010 we had $703,000 in cash, $7.3 million of short term bank loans drawn under a revolving credit facility, $500,000 current maturities of long term loans, long terms loans in the amount of $394,000 and long term convertible notes in an aggregate amount of $2.46 million.

As of March 31, 2011 we had $0.2 million in cash, $8 million of short term bank loans drawn under a revolving credit facility, $511,000 current maturities of long term loans, long terms loans in the amount of $318,000 and long term convertible notes in an aggregate amount of $2.6 million. All of our bank loans are supplied by Bank Leumi.

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

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments in the amount of NIS 4 million, to Dimex Systems. The amendment provides for payment of:

(*) NIS 300,000 in February 2010 and NIS 3.1 million plus 8% interest per annum, to be paid in monthly installments commencing July 2010 through December 2013.

(*) NIS 600,000 (equivalent to $161,000) were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter.

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

        The loan agreements signed by the Company and its Israeli subsidiaries contain various financial covenants, which require that the Company and the Israeli subsidiaries maintain certain financial ratios related to shareholders' equity and operating results. On March 23, 2009, the Company and its Israeli subsidiaries executed revised loan documents, effective December 31, 2008, governing the Company's and its Israeli subsidiaries' short-term revolving credit line from Bank Leumi. In the revised loan documents, the Company and its Israeli subsidiaries undertook updated covenants relating to, among other things, financial ratios of equity and EBITDA, and to continue to provide Bank Leumi with various security interests and cross guarantees. The loan terms continue to restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. As of December 31, 2009, the Company did not meet the bank covenants. However, the Company received a written waiver from Bank Leumi, under which the Bank agreed, subject to certain conditions, not to act upon the Company’s default. In February 2010, the Company and its Israeli subsidiaries executed  further revised loan documents governing the credit line from Bank Leumi. In the revised loan documents, the Company and its Israeli subsidiaries undertook updated covenants for 2010. The Company met the revised Bank covenants through December 31, 2010 and March 31, 2011.

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

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2010, our trade receivables’ and trade payables’ aging days were 92 and 73 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

The Company believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

Cash Flows

Net cash provided by operating activities from continuing operations in 2010 was $1.46 million, compared to net cash provided by operating activities of $21,000 in 2009. The difference in cash flows is attributed to the 2010 profit as compared to 2009 losses.

Net cash used in investing activities from continuing operation in 2010 amounted to $105,000 compared to $1.3 million in 2009. In 2009, cash used in investing activities included payment of $967,000 related to the acquisition of Dimex System’s assets, as compared to a payment of $147,000 in 2010.

Net cash used in financing activities in 2010 amounted to $604,000 as compared to net cash provided from financing activities of $1.2 million in 2009. The Company used part of the cash flows provided in operating activities in 2010 to pay bank loans in the amount of $841,000. In 2009 the Company raised $1.6 million by issuance of long term convertible note.

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

2010 Private Placements

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, whereby among others, NIS 600,000 was converted into long-term convertible debentures on terms similar to those of the debentures the Company issued in August 2009. In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter.

On October 5, 2010 the Company entered into a Share Purchase Agreement with Telegraph Hill Capital Fund I, LLC for the issuance of an aggregate of 96,362 Ordinary Shares at a price per share of $3.11, or approximately $300,000 in total.

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

5D.          Trend Information

BOS’ vision is to become a worldwide provider in the field of RFID and Mobile solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of the RFID and Mobile Solutions segment revenues will increase gradually going forward.

Growth of the RFID and Mobile division depend on sales of BOS ID software product outside of Israel. We anticipate that the revenues of BOS ID will increase gradually going forward and will increase our gross margin.

In addition, we are working towards an increase of our Supply Chain Solution to the international markets.

The vast majority of our sales are made in U.S. dollars and a significant portion of our expenses is in NIS. The U.S. dollar cost of our operations in Israel is increased by the extent to which the NIS appreciates in relation to the U.S. dollar. In 2010, and until April 30, 2011, the U.S. dollar decreased in value against the NIS by approximately 10.1%, which resulted in a corresponding increase in the U.S. dollar cost of our operating expenses. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar, and may not be successful in attempting to purchase instruments that reduce exposure to currency exchange fluctuations. Further significant depreciation could have an adverse effect on our results of operations and financial condition.

The vast majority of our bank loans are quoted in NIS and bear interest which is based on the Prime rate. The Prime rate increased from 2.75% to 4.5% in April 2011, which resulted in a corresponding increase in the U.S. dollar cost of our financial expenses. Further significant increase in interest rate  could have an adverse effect on our results of operation and financial condition. We cannot predict any future trends in the rate of interest and may not be successful in attempting to purchase instruments that reduce exposure to increases in interest.

5E.           Off-Balance Sheet Arrangements

Not applicable.

5F.           Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

	Payment due by period
	Total	Less than 1 year	1-3 years
Long-term loans (1)	$894,098	$500,172	$393,926
Accrued severance pay (2)	166,652	-	166,652
Convertible note (3)	2,797,357	-	2,797,357
Other short and long term liabilities	864,271	300,559	563,712
Operating lease - cars	399,779	202,381	197,398
Purchase obligation for service and inventory	673,645	673,645	-
Facilities lease	116,156	112,188	3,968
Total	$5,911,958	$1,788,945	$4,123,013

(1)	Does not include interest. For information on interest rate on long terms loans see note 12 to the Consolidated Financial Statements for the year ended December 31, 2010.

(2)	The time for payment of the severance cannot be predicted.

(3)	Doesn't include a discount related to warrants compensation in a depreciated amount of $336,982.

As of December 31, 2010 and 2009, we had a total liability of $395,000 and $354,000, respectively for uncertain tax positions.

The above table does not include: (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Export, since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see “Section 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”).

Item 6:    Directors, Senior Management and Employees

6A.          Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Edouard Cukierman1	46	Chairman of the Board of Directors
Mr. Yuval Viner	48	Chief Executive Officer
Mr. Avidan Zelicovsky1	41	President
Mr. Eyal Cohen	42	Chief Financial Officer
Mr. Guillaume Binder	56	Director
Mr. Joel Adler	57	Director
Mr. Gérard Limat	70	Director
Mr. Ronen Zavlik (*)	50	Director
Mr. Luis Gutierrez Roy	40	Director
Ms. Nelly Assouline (*)	45	External Director
Mr. David Golan (*)	70	External Director

(*) Member of our Audit Committee.

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

Mr. Ronen Zavlik has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., Hachsharat Hayishuv Hotels Ltd., Danshar (1963( Ltd., Elad Europe Ltd., Orad (Hai) Investments and Holdings Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

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

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy has been a managing partner at Telegraph Hill Capital Fund I, LLC since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008, and head of the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and the Barcelona Stock Exchange, where he started his professional career in 1993. Mr. Gutierrez Roy has advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

Ms. Nelly Assouline has been an external director of the Company since November 2008. Ms. Assouline has been holding various positions in Dexia since 1989, and in 2010 joined BNP Paribas as a Senior Banker in Israel. Between the years 2001-2007 she has served as Deputy General Manager and Chief Financial Officer of Dexia Israel. She has set up and served as a board member of Dexia Israel Issuance Ltd. and of Dexia Operational Financing Ltd. Between the years 1989 and 2001 she was the senior executive funding director - Financial Markets in the Dexia Funding Department. Ms. Assouline holds a Post Graduate degree in Mathematics and Finance from the Dauphine University and an International Executive MBA from the Kellog University of Management (Northwestern and Tel-Aviv University).

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

6B.          Board and Executive Compensation

On February 18, 2003 the shareholders approved compensation for all directors who are not employees or consultants, including directors appointed in the future, at the same rate the external directors of the Company are paid.  However, on August 5, 2004, the shareholders approved an exception - that Edouard Cukierman, Chairman of the Board, will receive remuneration (retroactively from the date of his nomination in May 2003) as a Board member, under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. (a service provider to the Company). On November 7, 2007 the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he is granted 80,000 options to purchase the Company’s ordinary shares in four equal annual tranches (pro-rated for any part of the calendar year). This consideration is in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director.

In March 2011, the Company’s Audit Committee and Board of Directors approved a new Active Chairman Agreement with Mr. Cukierman for services in the years 2011-2014. The Agreement, which is subject to shareholders’ approval, provides that Mr. Cukierman shall be granted options to purchase 89,440 ordinary shares (subject to vesting in 16 quarterly installments) and a monthly cash fee of $5,000. (see “Section 7B. Related Party Transactions”).

In May 2011, the Company’s Audit Committee and Board of Directors approved a grant of options to the Company's senior management in respect of their service with the Company during the years 2011-2015. Each of Avidan Zelicovsky (President) and Yuval Cohen (CEO) were granted 92,000 options and Eyal Cohen (CFO) was granted 61,333 options. The options' exercise price is $2 per ordinary share, they are exercisable through March 2016, and are subject to a quarterly vesting  schedule of 5 calendar years, commencing January 1, 2011.

The current compensation rates for our directors, excluding the external directors, are an annual fee of approximately $7,744 and a meeting participation fee of approximately $400. These rates reflect a voluntary waiver by each of the non-external directors of 15% of their fees for the year 2010. The rates for of our external directors are an annual fee of approximately $8,167 and a participation fee in meetings of approximately $520. Additionally, the Company’s directors are granted options (see “Section 6E. Share Ownership”). The Company does not have any contracts with any of its non employee/consultant directors, that would provide for benefits upon termination of service.

The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2010:

	Salaries, Directors' fees, Service fees, Commissions and Bonus1	Pension, Retirement and Similar benefits
All directors and officers as a group (then 12 persons)	$904,027	$127,818

1 Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder and Stock based compensation in the amount of $168,548.

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

6C.          Board Practices

Directors:

Our Board of Directors is currently comprised of eight directors, including two external directors. The directors are elected at the annual shareholders meeting, by a simple majority, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, by rule of the Israeli Companies Law, are elected for a three-year term. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that Messrs. Adler, Zavlik, Binder, Limat, Gutierrez Roy, Golan and Ms. Assouline, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public, or that are publicly traded, are required to appoint at least two natural persons as “external directors”.   No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. The external directors must have professional qualifications to serve as directors. At least one of the external directors must be a financial expert.

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Companies Law Amendment. The Companies Law Amendment, inter alia, enhanced the independence requirements of external directors. See "Companies Law Amendment (March 2011)" below.

Up until recently, external directors were elected for a term of three years and were entitled to be re-elected for one additional three-year term. The Companies Law Amendment now allows for the initial three-year term of service to be extended, at the election of the company subject to certain conditions, by two additional three-year terms. See "Companies Law Amendment (March 2011)" below.

Each committee of a company’s Board of Directors that has the authority to exercise powers of the Board of Directors is required to include at least one external director and its audit committee must include all external directors.

Up until recently, external directors were elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. The Companies Law Amendment increased the majority requirement that would be applicable for future election of external directors. See "Companies Law Amendment (March 2011)" below.

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

According to the provisions of our Articles of Association and the Israeli Companies Law, the Board of Directors convenes in accordance with the Company’s requirements, and at least once every three months. In practice, our Board of Directors convenes more often. Furthermore, our Articles of Association provide that the Board of Directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. Resolutions passed without convening, shall be passed by an ordinary majority (just as in the case of convened meetings) and shall have the same effect as resolutions passed at a duly convened meeting.

In accordance with the requirements of the Nasdaq Stock Market, nominees for directors are recommended for selection by a majority of the independent directors.

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

The Company has determined that all the members of its Audit Committee meet the applicable Nasdaq Stock Market and SEC independence standards.

In 2003 the Company adopted an Audit Committee Charter, which sets forth the responsibilities of the committee.

       The Companies Law Amendment added certain additional functions to the audit committee.  See "Companies Law Amendment (March 2011)" below.

Remuneration Committee:

The role of the Remuneration Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of employees of the Company. The Remuneration Committee of the Company is formed and meets on an ad hoc basis. Under the Israeli Companies Law, in respect of the grant of options, the Remuneration Committee may only make recommendations to the Board of Directors (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

In accordance with Nasdaq rules, the compensation of the Company’s Chief Executive Officer and other executive officers is recommended to the Board of Directors by a majority of the Company’s independent directors.

Companies Law Amendment (March 2011)

The Israeli Parliament has recently adopted an amendment to the Companies Law which  implements a comprehensive reform in corporate governance in Israel. Most of the provisions of the Companies Law Amendment have become effective on May 14, 2011.

A summary of the principal changes introduced by the Companies Law Amendment is set forth below:

•
Audit Committee. A majority of the Audit Committee must be comprised of “independent directors” (as defined in the Companies Law); any person regularly engaged by or rendering services to a controlling shareholder may not serve on the Audit Committee.

The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

•
External Directors. The initial three-year term of service of External Directors can be extended, at the election of the company subject to certain conditions, by two additional three-year terms. External Directors must be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half (instead of one-third, before the amendment) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, before the amendment) of the aggregate voting rights in the company.

Furthermore, External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of this amendment), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

The independence requirements of External Directors were enhanced such that an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

•
Extraordinary Transactions with a Controlling Shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one-half (instead of one-third, before the amendment) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, before the amendment) of the voting rights: Agreements with a controlling shareholder relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law Amendment.

•	Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law Amendment.
•
CEO and Chairman. A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and for the chairman of the board to serve as the CEO, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer.

•	Officers’ employment. The terms of employment of an officer now require the approval of the audit committee as well as the board of directors.
•
Tender offers: With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to stipulate in the offer that any shareholder tendering his shares will not be entitled to appraisal rights.

6D.          Employees

As of December 31, 2010, we employed 92 employees. As of April 30, 2011, we employed 96 employees, all of them in Israel. Of these 96 employees: 13 employees are in general and administrative positions, 21 employees in marketing and sales, 8 employees in research and development, 4 employees in project implementation, and 50 employees in operating  activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

In December 2008 and in May 2009, we effected a progressive reduction in the salaries of the employees of the Company and its subsidiaries of up to 15%, depending on the level of salary. In connection with such reduction, in May 2009, the Company granted its employees a total of 107,751 options to purchase ordinary shares of the Company with exercise price of $0.00 per ordinary share. The options vested on a quarterly basis starting from January 2009 over a period of four quarters, in four equal parts and are now fully vested. The exercise period of the options is 5 years from January 1, 2009.

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

6E.           Share Ownership

As of May 31, 2011, shares and options held by our officers and directors, then consisting of 11 persons, are as follows:

Name	Position	Shares	Options
Mr. Edouard Cukierman1	Chairman of the Board of Directors	8,139	95,592
Mr. Joel Adler2	Director	28,185	4,300
Mr. Avidan Zelicovsky3	President	14,600	177,876
Mr. Yuval Viner4	Chief Executive Officer	8,597	133,242
Mr. Eyal Cohen5	Chief Financial Officer	-	88,585
Mr. Luis Gutierrez Roy6	Director	96,362	14,400
Other directors and officers		-	14,400

1
Mr. Edouard Cukierman held 4,334 ordinary shares directly, 1,285 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd. and an additional 2,520 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership. See Section 7A: Major Shareholders. Does not include options pursuant to the new Active Chairman Agreement, that is subject to shareholders’ approval. See Section 7B: Related Party Transactions.

2
Brada Investments Limited is a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 28,185 ordinary shares. Mr. Joel Adler holds 4,300 options, which he received as a director.

3
Does not include 1,077 ordinary shares of the Company underlying a convertible loan extended by Avidan Zelicovsky and 1,077 ordinary shares underlying a warrant granted to Avidan Zelicovsky in connection with the convertible loan. The warrants are exercisable during a period of 18 months commencing February 2011.

4
Does not include 1,077 ordinary shares of the Company underlying a convertible loan extended by Yuval Viner and  1,077 ordinary shares underlying a warrant granted to Yuval Viner in connection with the convertible loan, exercisable during a period of 18 months commencing February 2011.

5
Does not include 308 ordinary shares of the Company underlying a convertible loan extended by Eyal Cohen and  308 ordinary shares underlying a warrant granted to Eyal Cohen in connection with the convertible loan, exercisable during a period of 18 months commencing February 2011.

6
Securities are held by Telegraph Hill Capital Fund I, LLC. Does not include 61,539 ordinary shares of the Company underlying a convertible loan extended by Telegraph Hill Capital Fund I, LLC and 61,539 ordinary shares underlying a warrant granted to Telegraph Hill Capital Fund I, LLC in connection with the convertible loan, exercisable during a period of 18 months commencing February 2011. Mr. Gutierrez Roy may  be deemed to have shared voting and dispositive power with respect to the holdings by Telegraph Hill Capital Fund I, LLC.

On February 18, 2003 the Company’s shareholders approved the grant of 1,500 options to any future first-time director, who is not an employee or paid consultant of the Company. The terms and conditions of the grant, as approved by the shareholders, are as follows: the exercise price shall be $9.20; the options will vest over a three year period from the date of grant (one-third vesting every year) and be exercisable within five years from the date of grant.  Due to share fluctuation, at the recommendation of the Board of Directors, the shareholders resolved, on August 5, 2004, that future issuances to new directors will have an exercise price equal to the average closing price of the shares on the Nasdaq Market on the 20 trading days preceding their appointment.

The shareholders approved, on August 5, 2004, that Edouard Cukierman, Chairman of the Board, will be granted 1,500 options under the same terms as all other directors, despite his being (indirectly) a controlling shareholder and senior executive of Cukierman & Co. (a service provider to the Company), and therefore not eligible for options according to the February 18, 2003 shareholders resolution.

The shareholders also approved, on June 29, 2005, to grant all directors of the Company (including external directors), who are not employees or consultants of the Company (or who have been granted options similar to all directors despite their employment and/or services), an additional 1,500 options to purchase ordinary shares of the Company on the third anniversary of their service as directors, under the same terms approved by the shareholders on February 18, 2003 and as amended on August 5, 2004. Following this decision Edouard Cukierman was granted 1,500 options at an exercise price of $13.475.

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 125,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the 2003 Plan, initially to 200,000, and thereafter to 300,000, to 520,000 and in May 14, 2009 to 830,000. The Board of Directors has resolved that no further grants shall be made under previous plans. The Company has elected to designate the 2003 Plan as providing benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of May 31, 2011 we had 721,720 options outstanding under this plan (of which 417,334 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding
Less than $0.02	80,261
$2.00	245,333
$2.478	1,500
$2.50	20,000
$2.75	14,400
$3.05	6,000
$3.485	1,500
$5.0	100,840
$5.891	50,000
$7.33	1,500
$7.495	1,500
$8.40	20,000
$8.565	1,500
$11.925	80,000
$12.60	63,720
$13.40	28,066
$15.00	5,600
Total	721,720

Item 7:    Major Shareholders and Related Party Transactions

7A.          Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of May 31, 2011, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,757,276shares outstanding as of May 31, 2011.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant and Convertible Debt Shares (2)	Total Shares	Percent
Catalyst Investments (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	423,452	380,336	803,788	25.62%

SITA S.A. (3) 27, RTE DE GY 1252 Meinier, Geneva, Switzerland	175,734	345,724	521,458	16.80%

Bellite Pty Limited (4) 7 Beresford Road, Rose Bay 2029, NSW, Australia	163,266	230,770	394,036	13.19%

Dimex Systems (1988) Ltd. (5) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	91,449	583,732	675,181	20.21%

Telegraph Hill Capital Fund I, LLC (6)	96,362	137,478	233,840	8.08%

Mr. Mehra Ashim	214,797		214,797	7.79%

(1)
Catalyst Investments L.P. is the general partner of Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel. Recently, the Catalyst Funds were dissolved and the Company’s shares are held by Catalyst Investments on behalf of the limited partners of the funds.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments.

Includes 163,077 shares underlying a convertible loan extended by Catalyst Private Equity Partners (Israel) II L.P. (“Catalyst Private Equity”), an Israeli limited partnership whose general partner is Catalyst Investments II L.P. In addition, includes 163,077 ordinary shares underlying a warrant granted to Catalyst Private Equity as part of the convertible loan, exercisable during a period of 18 months commencing February 2011.

Mr. Edouard Cukierman may be deemed to have voting and dispositive power with respect to shares held by Catalyst Private Equity. Mr. Cukierman disclaims beneficial ownership in such shares except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Investment II.

(2)	Shares issuable upon exercise of warrants or upon conversion of convertible debt that may be exercised or converted within 60 days following the date of this report.

(3)	Mr. Gérard Limat, a member of our board of directors, is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(5)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

(6)	Messrs. Luis Gutierrez Roy and Clarence Wesley may be deemed to have shared voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund I, LLC.

The changes in holdings (excluding warrants and convertible loans) of the major shareholders over the last three years are detailed, to the best of our knowledge, in the table below:

Holdings as of:	December 31, 2008	December 31, 2009	December 31, 2010	May 31, 2011
Catalyst Investments	423,451	423,451	423,451	423,451	1
D.S. Apex Holdings Ltd.	270,994	270,994	-	-
SITA	175,734	175,734	175,734	175,734
Bellite Pty Limited	163,266	163,266	163,266	163,266
Mr. Mehra Ashim	-	-	-	214,797

As of May 31, 2011, there were 43 record holders of ordinary shares, of which 11 were registered with addresses in the United States, representing approximately 52% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

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

In March 2011, the Company’s Audit Committee and the Board of Directors approved a new Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, which is still subject to the shareholders’ approval, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 89,440 ordinary shares, and paid a monthly cash payment of $5,000 (Five Thousand Dollars), plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service, except that no cash fees shall be paid prior to or in the absence of shareholders approval and, subject to such approval, the cash fees shall be paid retroactively to January 2011. The options and the cash fee shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The exercise price of the options shall be equal to 110% of the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Capital Market, during the thirty-day period preceding the date of approval of the Agreement by the Company’s shareholders.

The options shall vest and become exercisable in 16 equal quarterly installments of 5,590 options each. The first three installments shall vest immediately following the shareholders approval, the fourth installment shall vest on December 31, 2011, and any additional installment shall vest at the end of each subsequent calendar month, provided that in each case, Mr. Edouard Cukierman shall hold his position as Chairman of the Board at the applicable vesting date.

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination.

In 2003, the Company's audit committee and Board approved the engagement of Cukierman & Co., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the “Services Agreement”). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company's Board, and he may also be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT (from February 9, 2009 until December 31, 2010, Cukierman & Co.  agreed to temporarily reduce such fee to $8,500), in addition to a success fee of 4%-6% for a consummated private placements. According to its terms, the Company may terminate the Services Agreement at any time, by giving one month prior written notice. The Services Agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and it provides for a success fee of 3.5% of the proceeds exchanged in such a transaction.

The Services Agreement also provided that the success fees for securing Business Development Services shall be discussed and drafted as an additional Addendum to the Services Agreement. Such an Addendum was approved by the Audit Committee and Board of Directors, in May 2010, and it provides for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company’s products to a new customer which was introduced by Cukierman & Co.

For payments the Company paid and accrued pursuant to the Services Agreement in year 2010 see Note 19 to the Consolidated Financial Statements for the year ended December 31, 2010.

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

On October 20, 2009, Shalom Daskal has ceased to serve as the Chief Executive Officer of the Company. In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50,000 of convertible loan he had previously extended to it. As of April 30, 2011, Mr. Daskal holds 50,000 options to purchase the Company’s ordinary shares.

August 2009 Private Placement

In August 2009, the Company closed a $2.4 million Convertible Loan Financing  with several lenders including Catalyst Private Equity Partners (Israel) II L.P (For more details on the aforementioned loan financing see “Section 5B-Liquidity and Capital Resources”). In connection with certain lenders participating in this transaction, BOS paid $40,000 to Cukierman & Co., equaling 6% of the investment amount, as placement fees. Placement fees in respect of Catalyst and SITA, in amount of $61,800 were credited to the accounts of these lenders.

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

Item 8:    Financial Information

8A.          Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries continued operations from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2010	$5,635,000	19%
2009	$3,112,000	12%
2008	$5,565,000	16%

Legal Proceedings

In November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149,000 (approximately $42,000). The Company's financial statements include a provision in this respect.

Dividend Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of “profits”, as defined under Israeli law. Any cash dividend in the future out of an approved enterprise will be subject to an additional tax. Currently we have no profits from an approved enterprise, hence no provision has been made for tax on future dividends.

8B.          Significant Changes

Not applicable.

Item 9:    The Offer and Listing

9A.          Offer and Listing Details

Commencing April 1996, our ordinary shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the NASDAQ Capital Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our shares started to be traded on what is now called the NASDAQ Global Market. In January 2002, our shares began trading also on the TASE, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority. On May 12, 2009, we delisted our ordinary shares from trade on the TASE. The delisting of the ordinary shares from the TASE did not affect the continued listing of the ordinary shares on the NASDAQ Global Market under the symbol BOSC. After the delisting of the Company’s ordinary shares from the TASE, we are no longer subject to reporting requirements in Israel. On October 16, 2009, the Company’s ordinary shares were transferred to the NASDAQ Capital Market and are traded on such market under the symbol “BOSC”.

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:5 reverse share split effected on January 12, 2010.

Period	High ($)	Low ($)

Annual Information
2006 Annual	14.85	10.55
2007 Annual	14.50	9.50
2008 Annual	10.25	1.15
2009 Annual	3.30	1.10
2010 Annual	3.30	0.77

Quarterly Information (2009)
First Quarter	3.20	1.10
Second Quarter	3.30	1.95
Third Quarter	2.45	1.75
Fourth Quarter	2.20	1.25
December	1.80	1.25

Quarterly Information (2010)
First Quarter	1.45	1.12
Second Quarter	1.43	0.93
Third Quarter	3.30	0.77
Fourth Quarter	3.10	1.35
December	1.77	1.35

Monthly Information (2011)
January	1.70	1.45
February	1.82	1.36
March	2.68	1.57
April	3.52	2.78
May	3.15	2.79
June (until June 29)	2.94	1.90

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

The Company’s registration number at the Israeli Registrar of Companies is 52-0042565.

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

1.            Objects of the Company:

The Company’s Memorandum of Association (Article 2(p)) and  Articles of Association (Article 2) provide that the  Company may engage in any legal business.

2.            Provisions related to the directors of the Company:

The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

(a) Approval of Certain Transactions under the Israeli Companies Law:

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000, as amended.

The Israeli Companies Law codifies the fiduciary duties that an Office Holder has towards the Company. An “Office Holder” is defined in the Israeli Companies Law as any Director, a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, or a manager directly subordinate to the general manager.

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

Under the Israeli Companies Law, all arrangements with regard to the compensation of Office Holders who are not Directors require the approval of the Audit Committee and of the Board of Directors. Arrangements regarding the compensation of Directors require Audit Committee, Board and Shareholder approval.

The Companies Law requires that an Office Holder of a company promptly disclose to the company’s Board of Directors any personal interest that he or she may have, and all related material information known to him in connection with any existing or proposed transaction by the company. This disclosure must be made by the Office Holder, whether orally or in writing, no later than the first meeting of the Company’s Board of Directors, which discusses the particular transaction. An Office Holder is deemed to have a “personal interest” if he, certain members of his family, or a corporation in which he or any one of those family members is a 5% or greater shareholder or exercises or has the right to exercise control, has an interest in a transaction with the company. An “Extraordinary Transaction” is defined as a transaction - not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an Extraordinary Transaction, after the office holder complies with the above disclosure requirements, only board approval is required. The transaction must not be adverse to the company’s interests. In the case of an Extraordinary Transaction, the company’s Audit Committee and the Board of Directors, and, under certain circumstances, the shareholders of the company must approve the transaction, in addition to any approval stipulated by the Articles of Association. An Office Holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at this meeting or vote on this matter, unless a majority of the members of the Board of Directors or Audit Committee, respectively, have a personal interest in the matter, in which case they may all be present and vote, after which the matter must be approved by the shareholders of the Company. See also Section 6C: Board Practices.

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

(b) Voting Rights

All holders of paid-up ordinary shares of the Company have an equal right to participate in and vote at the Company’s general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights.  Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Israeli Companies Law or the Company’s Articles of Association (Article 14.3). For applicable provisions of the Israel Companies Law, see Section 6C: Board Practices.

(c) Election of Directors.

The Company’s directors are elected by the shareholders at a shareholders’ meeting. The ordinary shares do not have cumulative voting rights in the election of directors. The holders of ordinary shares conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles. In compliance with the Israeli Companies Law, the Company has two external directors. The external directors are also appointed by the shareholders, subject to special majority requirements. Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a term of 3 years under the Israeli Companies Law.

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

 (f) Discriminaion

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

5.            Annual General Meetings and Extraordinary General Meetings

General meetings shall be convened at least once a year at such place and time as determined by the Board of Directors but no later than 15 months from the last general meeting. Such general meetings shall be called “annual meetings”. The Company’s other meetings shall be called “special meetings” (Article 12.1). The annual meeting’s agenda shall include a discussion of the Board of Directors’ reports and the financial statements as required at law. The annual meeting shall appoint an auditor, appoint the directors and discuss all the other matters which must be discussed at the Company’s annual general meeting, pursuant to Company’s Articles or the Companies Law, as well as any other matter determined by the Board of Directors (Article 12.2).

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as the “adjourned meeting”) (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

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

Under the Israeli Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Israeli Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, and a majority of the offeree shareholders not having a personal interest accepted the offer, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

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

Tax Consequences Regarding Disposition of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities.  Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax.  However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our   shares for so long as     (i ) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel,(ii) the shares were not acquired from the seller's relative and the provisions of Part Five "B" (Restructuring and Merger ) or the provisions of section 70 of the Real Estate Taxation Law did not apply on the shares, (iii) the shares are not tradable in the Israeli stock exchange on the day of the sale.

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

General Corporate Tax Structure

Income derived by the Company is generally subject to the regular Israeli corporate tax rate.

Until December 31, 2003, the regular tax rate applicable to income of Israeli companies was 36%.  In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005, respectively, which determined, among other things, that the corporate tax rate was  to be gradually reduced to the following tax rates:  2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our US subsidiary will generally each be subject to applicable federal, state and local taxation.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

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

•
a trust: (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non-US taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 15% for taxable years beginning on or before December 31, 2012). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

We believe that we were not a PFIC for our 2010 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of the ordinary shares will be subject to tax in the United States if such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

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

Item 11:  Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We do have purchased forward but do not use derivative financial instruments for speculative trading purposes.

Foreign currency exchange rate risk:

The results of operation and financial position of Dimex, whose functional currency is NIS, have been translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements, exposing us to currency translation risk.

In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the NIS. In periods when the U.S. dollar devaluate against this currency, our reported results of operations may adversely affected. The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. From time to time, the Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $1,500,000 on December 31, 2010. Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk.

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the United States, Europe and the Far East. The Company generally does not require collateral, however, in certain circumstances, the Company may require letters of credit, guarantees, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2010 and December 31, 2009:

	December 31
	2010	2009
Americas	$490,000	$380,000
Europe	56,000	148,000
Far East	166,000	-
Israel and others	7,007,000	6,724,000

	$7,719,000	$7,252,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to loans that carry variable interest.

A material change in interest pay on our loans may have an effect on the Company’s financial results and cash flow.

Bank Risk

The Company manages its loans mainly in Bank Leumi, which provides credit to the Company and its Israeli subsidiaries. In case of the termination or expiration of our credit lines, a deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

Item 12:  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

(a) Disclosure controls and procedures.

The Company’s principal executive officer and its principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report at the reasonable level of assurance (see paragraph (d) below). Based on that evaluation, such principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report. This Annual Report does not include an attestation report of our registered public accounting firm regarding the effectiveness of the Company's internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

(b)  Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

(c)  Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2010, that have materially affected or are reasonably likely to materially affect these controls.

(d)  Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2010, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2009 and 2010 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2009 and 2010:

	Year Ended December 31, 2010		Year Ended December 31, 2009
	Amount	Percentage	Amount	Percentage
Audit Fees	$91,000	90%	$75,000	93%
Tax Fees (1)	$10,000	10%	$6,000	7%
Total	$101,000	100%	$81,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to to annual tax reports.

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

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2010.

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G: Corporate Governance

Not applicable.

PART III

Item 17:    Financial Statements

Not applicable.

Item 18:   Financial Statements

The following financial statements are filed as part of this Annual Report:

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were furnished under Form 6-K on March 31, 2011.

Item 19:    Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

1.2	Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

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

4.4
Business Development Addendum to the Service Agreement, as of May 24, 2010, by and among Cukierman & Co. Investment House Ltd., BOS-Dimex Ltd., BOS-Odem Ltd. and the Registrant. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

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

4.8
Amendment No. 2 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated February 3, 2010 and Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.9
Loan Agreement by and between the Company and Dimex Systems (1988) Ltd., dated February 3, 2010; Registration Rights Agreement dated as of the February 3, 2010 by and between the Company and Dimex Systems (1988) Ltd.; Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.10*
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

4.11
Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Registrant. Form of Warrant issued by the Registrant to certain lenders. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.12*	Share Purchase Agreement dated as of October 4, 2010 between the Company and Telegraph Hill Capital Fund I, LLC.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11*          Statement of Computation of Earnings Per Share.

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

23.2*	Consent of Arik Eshel, CPA & Assoc., PC

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner Yuval Viner Chief Executive Officer	/s/ Eyal Cohen Eyal Cohen Chief Financial Officer

Date: June 30, 2011

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2009 and 2008 financial statements of BOS - Supply Chain Solutions (Lynk) Inc., a wholly-owned U.S. subsidiary, which statements reflected total assets constituting 19% and 9% of the consolidated totals at December in 2009 and 2008, respectively and total revenues constituting 0% and 0% of the related consolidated totals for 2009 and 2008, respectively of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BOS - Supply Chain Solutions (Lynk) Inc., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of BOS - Supply Chain Solutions (Lynk) Inc.

We have audited the accompanying consolidated balance sheets of BOS - Supply Chain Solutions (Lynk) Inc. ("the Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BOS - Supply Chain Solutions (Lynk) Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC
New York, NY

March 29, 2010

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$703	$564
Trade receivables (net of allowance for doubtful accounts of $ 44 and $ 92 at December 31, 2010 and 2009, respectively)	7,719	7,252
Available for sale securities (Note 6)	-	361
Other accounts receivable and prepaid expenses (Note 3)	1,183	914
Inventories (Note 5)	5,125	5,168
Assets related to discontinued operations (Note 1e)	-	5,423

Total current assets	14,730	19,682

LONG-TERM ASSETS:
Severance pay fund	47	110
Investment in other company (Note 6)	107	218
Other assets	161	123

Total long-term assets	315	451

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,135	1,221

OTHER INTANGIBLE ASSETS, NET (Note 8)	1,512	1,836

GOODWILL (Note 9)	4,438	4,172

	$22,130	$27,362

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$7,778	$7,983
Trade payables	4,317	3,906
Employees and payroll accruals	735	645
Deferred revenues	474	731
Accrued expenses and other liabilities (Note 11)	1,040	951
Liabilities related to discontinued operations (Note 1e)	-	5,229

Total current liabilities	14,344	19,445

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	394	816
Income tax accruals (Note 16)	488	425
Accrued severance pay	167	228
Convertible note (Note 13)	2,460	1,886
Other long-term liabilities (Note 13)	564	919

Total long-term liabilities	4,073	4,274

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15) (*):
Share capital:
Ordinary shares of NIS 20.00 nominal value: Authorized; 7,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 2,752,517 and 2,618,159 shares at December 31, 2010 and 2009, respectively	13,959	13,225
Additional paid-in capital	56,805	57,042
Accumulated other comprehensive profit (loss)	52	(156)
Accumulated deficit	(67,103)	(66,468)

Total shareholders' equity	3,713	3,643

Total liabilities and shareholders' equity	$22,130	$27,362

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2009	2008

Revenues	$30,187	$25,467	$34,066
Inventory write off	36	2,235	339
Cost of revenues	22,668	19,741	26,893

Gross profit	7,483	3,491	6,834

Operating costs and expenses:
Research and development	372	360	844
Sales and marketing	4,068	5,426	6,408
General and administrative	1,786	2,004	2,029
Impairment of goodwill	-	383	568

Total operating costs and expenses	6,226	8,173	9,849

Operating Profit (loss)	1,257	(4,682)	(3,015)
Financial expenses, net (Note 17a)	(961)	(606)	(431)
Other expenses, net (Note 2g)	(120)	(409)	(1,448)

Income (loss) before taxes on income	176	(5,697)	(4,894)
Tax benefit (taxes on income) (Note 16)	(5)	(329)	241

Income (loss) from continuing operations	171	(6,026)	(4,653)
Loss from discontinued operations (Note 1e)	(806)	(3,075)	(1,747)

Net loss	$(635)	$(9,101)	$(6,400)

Basic and diluted net earnings (loss) per share from continuing operations (Note 17b) (*)	$0.07	$(2.32)	$(1.94)

Basic and diluted net loss per share from discontinued operations (Note 17b) (*)	$(0.31)	$(1.18)	$(0.73)

Basic and diluted net loss per share (Note 17b) (*)	$(0.24)	$(3.50)	$(2.67)

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares (*)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss) (**)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity

Balance at January 1, 2008	2,171,599	10,628	54,758	19	(50,967)		14,438
Issuance of Ordinary shares for options exercised	534	3	(3)	-	-		-
Issuance of shares related to the private placement, net	311,414	1,843	(52)	-	-		1,791
Issuance of shares related to acquisition of Dimex, net	122,045	685	546	-	-		1,231
Share-based compensation expense	-	-	581	-	-		581
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(397)	-	$(397)	(397)
Net loss	-	-	-	-	(6,400)	(6,400)	(6,400)
Total comprehensive loss						$(6,797)

Balance at December 31, 2008	2,605,592	13,159	55,830	(378)	(57,367)		11,244
Issuance of Ordinary shares for options exercised	12,567	66	(66)	-	-		-
Issuance expenses	-	-	(17)	-	-		(17)
Issuance of warrants related to convertible note	-	-	646	-	-		646
Share-based compensation expense	-	-	649	-	-		649
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	168	-	$168	168
Unrealized gain related to available for sale securities				54	-	54	54
Net loss	-	-	-	-	(9,101)	(9,101)	(9,101)
Total comprehensive loss						$(8,879)

Balance at December 31, 2009	2,618,159	$13,225	$57,042	$(156)	$(66,468)		$3,643
Issuance of Ordinary shares for options exercised	37,996	201	(201)	-	-		-
Issuance of shares related to the private placement (net of $35 issuance expenses)	96,362	533	(268)	-	-		265
Issuance of warrants related to convertible note	-	-	15	-	-		15
Share-based compensation expense	-	-	217	-	-		217
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	262	-	$262	262
Realized gain related to available for sale securities				(54)	-	(54)	(54)
Net loss	-	-	-	-	(635)	(635)	(635)
Total comprehensive loss						$(427)

Balance at December 31, 2010	2,752,517	$13,959	$56,805	$52	$(67,103)		$3,713

(*) All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.
(**) December 31, 2009 balance includes both foreign currency translation adjustments and unrealized gains related to available for sale securities. December 31, 2010 balance includes only foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net loss	$(635)	$(9,101)	$(6,400)
Loss from discontinued operations	806	3,075	1,747
Net profit (loss) from continuing operations	171	(6,026)	(4,653)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	611	596	588
Inventory write off	36	2,235	339
Impairment of goodwill	-	383	568
Capital loss (gain) from sale of investment in other company	7	-	(8)
Impairment of available for sale securities	-	304	744
Impairment of investment in other company	111	53	712
Severance pay, net	-	(160)	168
Share-based compensation expenses related to employees, directors and service providers	217	649	581
Discount on convertible note	225	108	-
Accrued interest on long-term convertible notes	196	104	-
Decrease (increase) in trade receivables, net	(252)	2,897	1,997
Change in deferred taxes, net	52	343	(154)
Decrease (increase) in other accounts receivable and other assets	(114)	(155)	216
Decrease (increase) in inventories	138	(66)	217
Increase (decrease) in trade payables	332	(818)	(246)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(270)	(426)	733

Net cash provided by operating activities from continuing operations	1,460	21	1,802
Net cash used in operating activities from discontinued operations	(176)	(1,291)	(1,386)

Net cash provided by (used in) operating activities	1,284	(1,270)	416

Cash flows from investing activities:
Purchase of property, plant and equipment	(108)	(320)	(217)
Proceeds from sale of investment in other company	150	-	165
Acquisitions, net of cash acquired (a)	(147)	(967)	(8,709)

Net cash used in investing activities from continuing operations	(105)	(1,287)	(8,761)
Net cash used in investing activities from discontinued operations	-	(74)	(289)

Net cash used in investing activities	(105)	(1,361)	(9,050)

Cash flows from financing activities:
Proceeds from issuance of shares, net	265	(17)	1,758
Proceeds (payments) from short and long-term bank loans	(841)	(363)	3,273
Proceeds (payments) from long-term convertible note and warrants, net of issuance expenses	(28)	1,584	-

Net cash provided by (used in) financing activities from continuing operations	(604)	1,204	5,031
Net cash provided by (used in) financing activities from discontinued operations	(308)	385	969

Net cash provided by (used in) financing activities	(912)	1,589	6,000

Increase (decrease) in cash and cash equivalents	267	(1,042)	(2,634)
Increase (decrease) in cash and cash equivalents from discontinued operations	(128)	359	254
Cash and cash equivalents at the beginning of the year	564	1,247	3,627

Cash and cash equivalents at the end of the year	$703	$564	$1,247

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008
Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$463	$538	$495
	Income tax	$2	$1	$200

(ii)	Non-cash activities:

	Conversion of payable into long-term convertible debentures	$161	$675	$-
	Deferred charges related to convertible note	$-	$62	$-
	Sale of investment in other company	$150	$-	$-
	Purchase of property and equipment	$-	$47	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

		Year ended December 31,
		2010	2009	2008
(a)	Acquisition of BOS - Dimex Ltd.

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$7,326
	Fair value of net intangible assets acquired at acquisition date	-	-	5,191
	Less - amount acquired by issuance of shares	-	-	(1,053)
	Less - unpaid balance on account of acquisition	-	-	(2,755)
	Less – repayment of deferred consideration on account of acquisition	147	967	-

		$147	$967	$8,709

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed in NASDAQ under the ticker BOSC. Effective as of May 12, 2009, the Company's Ordinary shares were delisted from trade on the Tel-Aviv Stock Exchange ("TASE"). Following the delisting of the Company's shares from the TASE, the Company is not subject to reporting requirements in Israel, under the Israeli Securities Law.

b.	All share and per share data in this report is reported after giving effect to the 1 for 5 reverse split that occurred on January 12, 2010 (see Note 15).

c.	The Company has two operating segments, the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's wholly-owned subsidiaries include:

In Israel:

(1)
BOS-Dimex Ltd. (previously "Dimex Solutions Ltd"), which purchased in March 2008 all of Dimex Systems Ltd. assets and activities, and its wholly-owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008 and purchased all of Dimex Hagalil Ltd. assets and activities (together: "BOS-Dimex"). BOS-Dimex is a part of the RFID and Mobile Solutions segment;

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronics components and advance technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which is inactive.

In the U.S.:

(1)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments;

(2)
BOS - Supply Chain Solutions (Lynk) Inc., a Delaware Corporation ("Lynk"), and its subsidiaries BOS-Supply Chain Solutions Inc. (Summit) Ltd. ("Summit"), Pacific Information Systems, Inc. ("PacInfo"), a Delaware corporation and PacInfo's subsidiary and Dean Tech Technologies Associates, LLC., a Texan corporation, both of which are no longer active. On November 23, 2010 the Company announced that its two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition.

(3)	BOS Delaware Inc., a Delaware corporation, which ceased operations in 2002.

In Europe:

BOS-Dimex has a UK subsidiary, Better On-Line Solutions Ltd., Since 2002, this company and its subsidiary, Better On-Line Solutions S.A.S incorporated in France, are not active.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

In addition, the Company holds shares in Surf Communication Systems Ltd. ("Surf"). Surf is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2010, the Company holds 6.2% of the outstanding shares of Surf (see Note 2g).

On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC (see Note 2g).

d.	Business combination:

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

 The Company has allocated the total purchase price as follows:

Allocation of purchase price	BOS-Dimex	Estimated useful life

Cash	$11
Tangible assets	7,326
Customer list (1)	462	6 years
Brand name (2)	704	8 years
Backlog (3)	29
Deferred tax liability	(305)
Goodwill	4,199

Total purchase price	$12,426

(1)	Customer list - the Company's allocation of purchase price to the acquired customer list was performed by calculating cash flow benefits based on the income approach.
(2)	Brand name - the Company's allocation of purchase price to the acquired brand name by calculating cash flow benefits based on relief from the royalties approach.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

(3)	Backlog - the economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the backlog.

The acquisitions have been treated using the purchase method of accounting in accordance with FAS 141 (prior to adoption of ASC 805). The purchase price has been allocated to the assets acquired based on their estimated fair value at the date of acquisition. The results of operations of BOS-Dimex are included in the consolidated statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of BOS-Dimex have been included in the Company's consolidated statements of operations since the completion of the acquisition on March 1, 2008. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of BOS-Dimex occurred on January 1, 2008:

Year Ended December 31, 2008
(Unaudited)
Revenues	$52,924
Net loss	$(6,300)
Net loss per share - basic and diluted	$(0.50)

The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition taken place at January 1, 2008, or of the results that may occur in the future.

e.	Discontinued operations:

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

1.       In February 2009, the Company sold its OptimizeIT product and related Intellectual Property (following the Company's decision in December 2008 to cease the operation of this product line) in consideration for $ 70 plus contingent royalties amounting to 7.5% of future revenues until the earlier of: (i) payment of $1,500 or (ii) the lapse of forty-two months from February 2009. As of December 31, 2010, no income from royalties was recorded.

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

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the discontinued product line operations for 2008, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

2.
On November 23, 2010 the Company announced that its two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Summarized selected financial information and cash flows of the discontinued operations are as follows:

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-	$33
Trade receivables	-	1,433
Other accounts receivable and prepaid expenses	-	129
Inventories	-	3,608

Total current assets	-	5,203

PROPERTY, PLANT AND EQUIPMENT, NET	-	57

OTHER INTANGIBLE ASSETS, NET	-	163

Total Assets	$-	$5,423

	December 31,
	2010	2009

LIABILITIES

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$-	$3,804
Trade payables	-	1,191
Employees and payroll accruals	-	7
Accrued expenses and other liabilities	-	180

Total current liabilities	-	5,182

LONG-TERM LIABILITIES:
Deferred taxes and income tax accruals	-	47

Total long-term liabilities	-	47

COMMITMENTS AND CONTINGENT LIABILITIES

Total liabilities	$-	$5,229

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL (Cont.)

	Year ended December 31,
	2010	2009	2008

Revenues	$8,338	$8,615	$17,018
Cost of revenues	6,990	7,704	13,853

Gross profit	1,348	911	3,165

Impairment of goodwill	-	835	1,305
Total operating costs and expenses	1,487	2,705	3,625

Operating loss	(139)	(2,629)	(1,444)
Financial expenses, net	(213)	(232)	(205)
Other expenses, net (*)	(496)	-	-

Loss before taxes on income	(848)	(2,861)	(1,649)
Tax benefit (taxes on income)	42	(214)	162

Net loss	$(806)	$(3,075)	$(1,487)

(*) Other expenses includes $554 related to the write off of net assets and liabilities related to discontinued operations.

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, tax assets and tax positions, legal contingencies, stock-based compensation costs, and assumptions utilized in troubled debt restructuring. Actual results could differ from those estimates.

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

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2010 and 2009, inventory is presented net of $ 1,494 and $ 1,458, respectively, for technological obsolescence and slow- moving items (see also Note 5).

f.
Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

There were no grants in 2010, 2009 and 2008.

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

The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the marketable securities' carrying amount and its fair value. Accordingly, during 2010, 2009 and 2008, an impairment loss, due to other-than-temporary decline in fair value, of $ 0, $ 304 and $ 744, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

During 2008, the Company sold 6.6 million shares of NWB for a total consideration of $ 165 and recorded a gain of $8.

On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC.. and recorded a capital loss of $7.  The Company sold 61,441,827 shares of common stock of NWB (the "Shares") and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010 (the "Warrants"). The consideration for the Shares and Warrants was $ 300 of which $ 150 was paid in March 2010 and the remaining $ 150 plus annual interest of 4% shall be paid in twelve monthly installments commencing March 2011. The Shares and Warrants were delivered to an escrow agent which will release the shares to the Buyer upon full payment of the Remaining Debt.

2.
Investment in Surf:

The Company's holding in Surf (a private company) as of December 31, 2010 is 6.2% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2010, 2009 and 2008, an impairment loss, due to other-than- temporary decline in fair value, of $ 111, $ 53 and $712, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

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

i.
Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value of the assets. During 2010, 2009 and 2008, no impairment losses have been identified.

j.
Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Testing Methodology:

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company corroborates the fair values using the Market Approach. The Company evaluates the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allows the Company to consider market expectations in corroborating the reasonableness of the fair value of its reporting units. In addition, the Company compares its market capitalization, including an estimated control premium that an investor would need to pay for a controlling interest in the Company, to the fair value of the Company based on a third-party valuation study. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. The Company’s reconciliation of the gap between its market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components.

Testing Results:
During 2009 and 2008 impairment losses in the amount of $ 383 and $ 568, respectively were recorded and attributed to the supply chain reporting unit. During 2010, no impairment losses have been identified.

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

The Company's liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is not under the Company's control, thus neither an asset nor a liability were recorded regarding these policies.

The Company has one main deposit fund. The value of the deposited funds includes profit, and is recorded as an asset in the Company's balance sheet.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for 2010, 2009 and 2008 amounted to 137, $ 263 and $ 723, respectively.

m.	Revenue recognition:

The Company sells its products through direct sales.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales, related to both the Supply Chain and RFID and Mobile segments, are recognized in accordance with SAB 104, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Most of the Company's revenues are generated from sales of its products directly to end-users. Other than pricing terms which may differ due to the volume of purchases between end-users, there are no material differences in the terms and arrangements among end-users.

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

With regard to software arrangements involving multiple elements such as software product and maintenance and support, revenue should be allocated to each element based on the relative fair value of the elements.  However, with respect to certain transactions, including multiple elements, revenue can be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in ASC 985, Revenue Recognition - Software" ("ASC 985") have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately.

In the case of arrangements which require significant customization of the Company's RFID software to customer-specific specifications, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2008 and 2007, the Company had no unrecognized tax positions. During the year ended December 31, 2010 and 2009 the Company recorded an amount of $ 67 and $ 421, respectively in regard to uncertain tax position.

o.
Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, America, the Far East  and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

p.
Derivative financial instruments:

The Company’s Derivatives are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133 and SFAS161). Those derivatives consist primarily of forward contracts the Company uses to hedge the Company’s exposures to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets or liabilities and measures those instruments at fair value. Since the derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, the Company recognizes changes in the fair values in its statement of income in financial income, net, in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities.

The notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $ 1,500 at December 31, 2010. The Company recorded the fair value of derivative asset in the amount of $ 63 in other accounts receivable and prepaid expenses.

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

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 1,442,339, 1,333,370 and 802,662 for the years ended December 31, 2010, 2009 and 2008, respectively.

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

The fair value for options granted in 2009 and 2008 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2009	2008

Risk-free interest	1.45%	1.52%
Dividend yields	0%	0%
Volatility	77%	37%
Expected option term	3.46 years	3.43 years
Forfeiture rate	15%	10%

No options were granted during 2010.

During 2010, 2009 and 2008, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2010	2009	2008

Selling and marketing	$39	$377	$169
General and administrative	178	252	412

Total stock-based compensation expense	$217	$629	$581

The Company applies ASC 718 and ASC 505-50 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services.

s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short term loans and trade payables approximate their fair value due to the short-term maturities of such instruments. The carrying amounts of long-term loans and convertible notes approximate their fair value.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts (See Note 4).

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

t.	Reclassification: Certain 2009 figures have been reclassified to conform to the 2010 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

u.
Impact of recently issued accounting pronouncements:

In January 2010, the FASB issued Accounting Standards Update “ASU” No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires disclosures about inputs and valuation techniques used to measure fair value, as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3) beginning in the first quarter of 2011. The adoption of the effective portions of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. The Company does not anticipate that the adoption of the remaining portions of this ASU will have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14").

•
ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method.

•
ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-       OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2009

Government authorities	$213	$248
Advances to suppliers	536	226
Prepaid expenses	57	130
Deferred expenses attributed to software projects	146	294
Receivable in respect of investment sale	127	-
Derivative asset	63	-
Other	41	16

	$1,183	$914

NOTE 4:-       FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to $63 and ($4) as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, the Company's investment in Surf (a cost method investee) was measured at fair value of $107, on a nonrecurring basis, due to other than temporary impairment of $111. The fair value was determined based on the price set at a new equity financing round raised by the investee in 2010 and was classified as Level 2 in the ASC 820 hierarchy (i.e., quoted price of identical asset in a non-active market).

NOTE 5:-       INVENTORIES

	December 31,
	2010	2009

Raw materials	$135	$110
Finished goods	4,990	5,058

	$5,125	$5,168

The inventories are presented net of write-offs for technological obsolescence and slow-moving items of $ 1,494 and $ 1,458, as of December 31, 2010 and 2009, respectively.

NOTE 6:-       INVESTMENT IN OTHER COMPANIES

The Company's investments in companies comprise of:

	December 31,
	2010	2009

Under long-term assets : Surf Communication Systems Ltd. (see Note 2g)	$107	$218
Under current assets :New World Brands Inc. ("NWB") (see Note 2g)	-	361

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-       PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2010	2009
Cost:
Computers and software	$2,197	$2,037
Office furniture and equipment	1,027	913
Leasehold improvements and plant	1,417	1,357
Motor Vehicles	205	196

	4,846	4,503
Accumulated depreciation:
Computers and software	2,024	1,821
Office furniture and equipment	594	504
Leasehold improvements and plant	930	821
Motor vehicles	163	136

	3,711	3,282

Depreciated cost	$1,135	$1,221

Depreciation expenses amounted to $ 241, $ 199 and $ 195 for the years ended December 31, 2010, 2009and 2008, respectively.

NOTE 8:-       OTHER INTANGIBLE ASSETS, NET

	December 31,
	2010	2009
Cost:
Backlog	$29	$27
Technology	226	226
Brand name	722	679
Customer list	2,483	2,455

	3,460	3,387
Accumulated amortization:
Backlog	29	27
Technology	226	226
Brand name	259	158
Customer list	1,434	1,140

	1,948	1,551

Amortized cost	$1,512	$1,836

Amortization expenses amounted to $ 369, $ 397 and $ 392 for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated amortization expenses for the years ended:

December 31,

2011	$376
2012	376
2013	376
2014	351
2015	33

$1,512

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-       GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2010 and 2009 is as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Total

Balance as of January 1, 2009	4,143	383	4,526

Impairment	-	(383)	(383)

Foreign currency translation adjustments	29	-	29

Balance as of December 31, 2009	$4,172	$-	$4,172

Foreign currency translation adjustments	266	-	266

Balance as of December 31, 2010	$4,438	$-	$4,438

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

The Company performed its annual impairment test on December 31, 2008 and recorded an impairment charge of $568 that relates to the Supply chain solutions reporting unit.

During the second quarter of 2009, the Company performed an impairment test as a result of the overall global economic conditions and determined that goodwill related to the Supply Chain Solutions segment was fully impaired.

The annual goodwill impairment tests for the RFID and Mobile segment performed on December 31, 2009 and December 31, 2010 did not result in any impairment charges.

NOTE 10:-     SHORT-TERM BANK LOANS AND CURRENT MATURITIES

	Weighted interest rate as of December 31, 2010	December 31,
Loan currency	%	2010	2009

NIS	5.95	$5,473	$4,564
	$3.37	1,804	2,906

		7,277	7,470
Current maturities	5.54	501	513

		$7,778	$7,983

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     SHORT-TERM BANK LOANS (Cont.)

The repayment of the Company's bank debt (to Bank Leumi) is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. The loan terms  restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. In addition, the Company and its subsidiaries entered into a series of inter-company guarantees in favor of the bank.

The Bank Leumi loan agreements contain various financial covenants which require that the Company maintain certain financial ratios related to shareholders' equity,  EBITDA and operating results. On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi, in which they  undertook revised covenants. As of December 31, 2010 the Company has met the bank covenants for 2010.

NOTE 11:-     ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2009

Government authorities	$514	$454
Professional services	145	171
Liability to BOS-Dimex sellers (see Note 13)	301	128
Other	80	198

	$1,040	$951

NOTE 12:-     LONG-TERM BANK LOANS, NET OF CURRENT MATURITIES

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2010	December 31,
Loan currency	%	2010	2009

NIS	5.54 (Prime plus 0 – 2.1)	$895	$1,329

		895	1,329
Less - current maturities	5.54	501	513

		$394	$816

The repayment of the Company's bank debt is secured by a first priority floating charge on all of the Company's assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of the subsidiaries. In addition, the Company and its subsidiaries entered into a series of inter company-guarantees in favor of the bank.

The Company's loan agreements also contain various covenants which require that the Company maintain certain financial ratios related to shareholders' equity and operating results. As of December 31, 2010 the Company has met the bank covenants for 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     LONG-TERM BANK LOANS (Cont.)

b.	The loans mature in the following years subsequent to the balance sheet dates:

2011 (Current maturities)	$501
2012	394

$895

NOTE 13:-     CONVERTIBLE NOTE

On August 20, 2009, the Company closed a $ 2,400 Convertible Loan Financing (“Convertible Loan Financing”) with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing proceeds shall be used mainly for working capital. The financing consists of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company shall repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into Ordinary shares at the discretion of the lender. Each lender shall be entitled to demand the immediate repayment in cash of its respective portion of the Convertible loan amount, upon the occurrence of events of Default, as stipulated in the Convertible loans agreement. In case of a Default, the Company undertook to pay the lenders the entire Convertible loans amounts due to them and any accrued interest. The loan conversion rate is $ 3.25 per Ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary share of $ 2.75. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity. In addition, the lenders received certain registration rights (on the Company's best effort). A total of $ 675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems. In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50 of convertible loan he had previously extended to it.

In connection with the above convertible loan financing, the Company accumulated in 2009 and 2010 deferred charges in the amount of $150 and $ 172, respectively, which were recorded in long-term assets and which will be amortized over the period of the convertible note.

In March 2009, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement ("the 2009 restructuring")(see Note 1d) whereby it has revised the schedule of remaining payments of NIS 10 then still owed by the Company to Dimex Systems. The amendment to the agreement provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million (equivalent to $675) was converted into convertible note as part of the aforementioned convertible note.

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement of January 2008 ("the 2010 restructuring")(see Note 1d), whereby it has revised the schedule of remaining payments of NIS 4 million then still owed by the Company to Dimex Systems. The amendment to the agreement provided for: (1) Payment of NIS 300 in February 2010 (2) NIS 3.1 million to be paid in equal monthly installments commencing July 2010 through December 2013 (including a five months grace period) which bears 8% interest per annum (3) Warrants to purchase 69,096 of the Company's ordinary shares which are exercisable, in whole or in part, through December 2013 at an exercise price per Ordinary share of $ 3.25 on or before August 3, 2011 and thereafter the exercise price shall be increased to $4.00 per Ordinary Share (4) NIS 600 (equivalent to $161) converted into long-term convertible note with identical terms to the aforementioned convertible note issued in August 2009.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-     LONG-TERM CONVERTIBLE NOTE (Cont.)

The Company has accounted for the restructured debts to Dimex Systems under the criteria of ASC 470-60, "Troubled Debt Restructurings by Debtors".

The new effective borrowing rate of the 2010 restructured debt is lower than the effective borrowing rate of the old debt immediately prior to the 2010 restructuring and immediately prior to the 2009 restructuring.

Therefore, the Company concluded that the creditor has granted a concession and the restructuring of the debt is within the scope of ASC 470-60. As of the dates of the 2009 and 2010 restructuring, the Company calculated the effective borrowing rate on the debt (the new effective borrowing rate is the discount rate that equates the present value of the future cash payments specified by the new terms of the restructured debt, with the carrying amount of the payable and includes the fair value of the warrants granted in conjunction with the aforementioned restructurings). The new effective interest rate as of the 2010 restructurings date and as of December 31, 2010 was an annual rate of 11%.

NOTE 14:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2008 through 2010.

As of December 31, 2010, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $ 3,498, in respect of these grants. Expenses in the amount of $3 were incurred on such royalties during 2010. No expenses were incurred on such royalties during 2009 and 2008.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2008 through 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2010, the Company has an outstanding contingent obligation to pay royalties including interest of $ 95 with respect to these grants. No expenses incurred on such royalties during 2010 and 2009. Expenses in the amount of $6 were incurred on such royalties in 2008.

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2012. Minimum future rental payments for 2011, 2012 and 2013 are $ 112, $ 4 and $ 0, respectively.

The Company's motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2013. The maximum breach of contract fees may amount to $ 47.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2010, 2009 and 2008 amounted to $ 563, $ 566 and $ 644, respectively.

3.
Litigation

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff sought an amount of approximately 3.3 million Euros and additional remedies. In June 29, 2008, the parties entered into a settlement agreement, pursuant to which they waived their respective claims against each other and terminated the court proceedings they had initiated on the basis of these claims. In connection with such settlement, the Company paid BOSâNOVA an amount of $20 and offered it a rebate of $40 on future purchases.

In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 thousand (approximately $ 80). The plaintiff also demanded compensation for delay in payment of the said severance pay of NIS 207 thousand (approximately $ 54). Pursuant to the Court's judgment issued on January 2010 the Company paid only the severance payments plus interest.

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $ 42 Additional hearing was scheduled to March 31, 2011.The Company's financial statements include a provision in this respect.

NOTE 15:-     SHAREHOLDERS' EQUITY

On January 12, 2010, the Company announced that the reverse share split which was approved in the general shareholders’ meeting on December 23, 2009, has become effective prior to the opening of the market on January 12, 2010. Pursuant to the reverse split, each 5 ordinary shares, NIS 4.00 nominal value per share, was converted into one ordinary share, NIS 20.00 nominal value per share. No fractional shares were issued as a result of the reverse split. Instead, all fractional shares were rounded up to the next higher whole number of shares. All share and per share data in this report are reported after the effect of the 1 for 5 reverse split.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-    SHAREHOLDERS' EQUITY (Cont.)

On December 23, 2009, the Company's authorized  share capital increased from NIS 140,000,000, divided into 7,000,000 Ordinary shares of NIS 20.00 nominal value each  to NIS 200,000,000 divided into 10,000,000 ordinary shares of NIS 20.00 nominal value each.

a.         Private placements:

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

On October 5, 2010 the Company entered into a definitive private placement agreement with Telegraph Hill Capital Fund I, LLC ("THCAP") for the issuance of an aggregate of 96,362 Ordinary Shares at a price per share of $3.11, or approximately $300 in total. In addition, the Company announced that Mr. Luis Gutierrez Roy, managing partner in THCAP was appointed to its Board of Directors.

The Company's outstanding warrants to shareholders as of December 31, 2010 are as follows:

Outstanding and exercisable warrants	Weighted average exercise	Weighted average
as of	price of	remaining
December 31,	outstanding	contractual
2010	warrants	life (years)

108,363	$13.80	1.00

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

As of December 31, 2010 an aggregate of 234,378 of these options are still available for future grants. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-     SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employees and directors stock option activity and related information for the year ended December 31, 2010, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	617,047	$7.10	3.79	$95
Changes during the year:
Granted	-	$-
Exercised	(37,996)	$0.00
Forfeited or cancelled	(104,460)	$7.25

Outstanding at December 31, 2010	474,591	$7.69	3.26	$140

Vested and expected to vest	447,199	$7.69	3.26	$140
Exercisable at December 31,2010	352,079	$7.82	2.97	$140

The weighted-average grant-date fair value of options granted during the years ended December 31 2009 and 2008 was $ 1.70 and $ 1.90, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010.

Total aggregate intrinsic value of options exercised for the years ended December 31, 2010, 2009 and 2008 was $ 62, $25 and $ 20, respectively. The aggregated intrinsic value of options outstanding for the years ended December 31, 2010 and 2009 was $ 389 and $ 546, respectively (the difference between the fair market value of the Company's Ordinary shares on grant date and the exercise price, multiplied by the number of in-the-money options). As of December 31, 2010, there was $ 132 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 12 months.

No cash was received from exercise of options for the years ended December 31, 2010, 2009 and 2008.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-     SHAREHOLDERS' EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2010 have been separated into ranges of exercise prices, as follows:

	Options	Weighted	Options	Weighted average
	outstanding	average	exercisable	remaining
	as of	remaining	as of	contractual
exercise	December 31,	contractual	December 31,	life of options
price	2010	life (years)	2010	exercisable (years)

$0	84,717	3.04	84,717	3.04
$2.48	1,500	3.14	500	3.14
$2.75	2,462	1.56	-	-
$3.05	6,000	2.88	3,000	2.88
$3.49	1,500	2.88	1,000	2.88
$5.00	91,260	3.13	23,940	3.25
$5.22	1,500	2.39	1,000	2.39
$5.64	50,000	2.88	50,000	2.88
$7.33	1,500	2.34	1,000	2.34
$7.50	1,500	2.50	1,000	2.50
$8.40	20,000	7.24	10,000	7.24
$8.57	1,500	2.34	1,000	2.34
$11.93	80,000	3.75	60,000	3.25
$12.60	64,920	6.30	48,690	6.30
$12.85	1,500	1.61	1,500	1.61
$13.40	56,132	0.88	56,132	0.88
$13.48	3,000	0.39	3,000	0.39
$15.00	5,600	4.07	5,600	4.07

	474,591	3.26	352,079	2.97

c.
Warrants issued to service providers and debt providers:

The Company accounts for these options in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees”. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions. No warrants were granted to service providers during the years 2008. During the years 2009 and 2010 the Company granted warrants to several service providers (see Note 13).

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2010, 2009 were $ 0, and $ 20, respectively.

The Company's outstanding warrants to service and debt providers as of December 31, 2010 are as follows:

	Warrants	Weighted	Warrants	Weighted average
	outstanding	average	exercisable	remaining
	as of	remaining	as of	contractual
exercise	December 31,	contractual	December 31,	life of warrants
price	2010	life (years)	2010	exercisable (years)

$0.00	1,320	3.00	1,320	3.00
$2.50	20,000	5.59	13,333	5.59
$2.75	784,581	1.59	-	-
$3.72	69,096	3.10	69,096	3.10
$5.00	13,200	3.00	13,200	3.00
$11.50	2,000	0.00	2,000	0.00
$20.20	45,481	1.10	45,481	1.10
$26.50	9,741	2.63	9,741	2.63

	945,419	1.79	154,171	2.77

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

b.
Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2010, in the amount of approximately $ 30,311. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses which may be carried forward under certain limitations.

c.
Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2010	2009
Assets in respect of:

Allowances and provisions	188	97
Net operating loss carry forward (1)	6,625	7,304

	6,813	7,401

Valuation allowance (2)	(6,461)	(6,980)

	352	421
Liabilities in respect of intangible assets	(352)	(421)

Net deferred tax assets (liability)	$-	$-

(1)	See Note 16b.

(2)
The Company has provided valuation allowances in 2010 on deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning the ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-     TAXES ON INCOME (Cont.)

d.	Tax benefit (taxes on income) is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Current	$(2)	$(6)	$22
Prior years	(3)	-	(4)
Deferred	-	(323)	223

	$(5)	$(329)	$241

Domestic	$(73)	$(323)	$246
Foreign	68	(6)	(5)

	$(5)	$(329)	$241

e.	Profit (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2010	2009	2008

Domestic	$228	$(5,697)	$(4,894)
Foreign	(52)	-	-

	$176	$(5,697)	$(4,894)

f.
Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.
Tax assessments:

BOS, BOS Odem, BOS-Dimex and Quasar have final assessments through 2005. Dimex Hagalil was incorporated in 2008, and therefore, does not have any final assessments.

Ruby-Tech Inc., a U.S. subsidiary, has final assessments through 2005.

h.
In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's consolidated statements of operations.

The Company and its subsidiaries file income tax returns in the U.S. and Israel jurisdiction. BOS, BOS-Dimex, BOS-Odem and Quasar may be subject to auditing by the Israel tax authorities for fiscal years 2006 and after. Dimex Hagalil may be subject to auditing by the Israel tax authorities for fiscal years 2008 and thereafter. Ruby-Tech Inc. ,a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service ("IRS") for fiscal years 2006 and thereafter.

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

                 f.         Uncertain tax positions
	December 31,
	2010	2009

Uncertain tax positions, beginning of year	$354	$-
Increases in tax positions for prior years	-	354
Decreases in tax positions for prior years	(17)	-
Increases in tax positions for current year	58	-

Uncertain tax positions, end of year	$395	$354

The Company recognizes interest accrued that is related to unrecognized tax benefits and penalties in taxes on income. During the years ended December 31, 2010, and 2009, the Company recognized approximately $ 26 and $ 67, respectively, in interest and penalties. The Company had approximately $ 93 and $ 67 accrued for the payment of interest and penalties at December 31, 2010 and 2009, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-     SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a. Financial expenses, net:			Year ended December 31,
			2010	2009	2008
	Financial income:
	Interest on bank deposits and marketable securities		$32	$9	$4
	Change in fair value of forward contracts		141	82	-
	Other (mainly foreign currency transaction income)		-	-	61

			173	91	65
	Financial expenses:
	In respect of bank loans and convertible note		(1,039)	(671)	(496)
	Other (mainly foreign currency transaction losses)		(95)	(26)	-

			(1,134)	(697)	(496)

			$(961)	$(606)	$(431)
b.	Net earnings (loss) per share:

	1.	Numerator:

		Numerator for basic and diluted net Earning (loss) per share:
		Income (loss) from continuing operations	$171	$(6,026)	$(4,653)
		Loss from discontinued operations	(806)	(3,075)	(1,747)

		Net loss available to Ordinary shareholders	$(635)	$(9,101)	$(6,400)

	2.	Denominator (in thousands):

		Basic weighted average Ordinary shares outstanding (in thousands)	2,622	2,606	2,396
		Diluted weighted average Ordinary shares outstanding (in thousands)	2,757	2,606	2,396

		Basic and diluted net earnings (loss) per share from continuing operations	$0.07	$(2.32)	$(1.94)
		Basic and diluted net earnings (loss) per share from discontinued operations	$(0.31)	$(1.18)	$(0.73)
		Basic and diluted net loss per share	$(0.24)	$(3.50)	$(2.67)

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

a.	Revenues, gross profit and assets for the operating segments for the years 2010, 2009and 2008 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not Allocated/	Consolidated
2010

Revenues	$12,463	$17,724	$-	$30,187

Gross profit	$3,632	$3,851	$-	$7,483

Assets related to segment	$12,418	$9,605	$107	$22,130

2009

Revenues	$10,729	$14,738	$-	$25,467

Gross profit	$3,375	$116	$-	$3,491

Assets related to segment	$17,201	$4,159	$579	$21,939

2008

Revenues	$11,280	$22,786	$-	$34,066

Gross profit	$3,367	$3,467	$-	$6,834

Assets related to segment	$20,645	$12,018	$882	$33,545

b.	The following presents total revenues and long-lived assets for the years 2010, 2009and 2008 based on the location of customers:

	Year ended December 31,
	2010		2009		2008
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$2,596	$-	$1,548	$-	$3,344	$-
Far East	2,228	-	998	-	904	-
Europe	811	-	566	-	1,317	-
Israel and others	24,552	1,135	22,355	1,221	28,501	1,050

	$30,187	$1,135	$25,467	$1,221	$34,066	$1,050

*)	Long-lived assets comprise of property, plant and equipment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-     SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2010	2009	2008

Customer A (Supply Chain Segment)	7%	14%	15%

NOTE 19:-    RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company's audit committee and Board approved an engagement with Cukierman & Co. Investment House Ltd. ("Cukierman & Co"), to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the Service Agreement at any time, by giving one-month prior written notice. The Service Agreement provides that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company’s products to a new customer which was introduced by Cukierman & Co.

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2010	2009	2008

Business development	$95	$147	$113
Success fee in respect of merger acquisitions	-	-	143
Success fee in respect of issuance of convertible loan	-	40	-
Success fee in respect of issuance of private placements	18	-	120

Total	$113	$187	$376

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

Agreements with THCAP:

In September 2009, the Company entered into a service agreement with THCAP, pursuant to which THCAP shall provide the Company with non-exclusive private financing and business consulting services. In consideration, the Company issued to THCAP warrants to purchase 14,400 ordinary shares at an exercise price of $2.75 per share. The warrants  are exercisable as of  February 28, 2011 and can be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the service agreement with THCAP, pursuant to which THCAP shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCAP. As of December 31, 2010, no fees were paid under this agreement.

On October 5, 2010 the Company entered into a definitive private placement agreement with THCAP pursuant to which the Company issued to THCAP ordinary shares (see note 15a), and  Mr. Luis Gutierrez Roy, the managing partner in THCAP was appointed to its Board of Directors.