Form 20-F
period 2011-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2012-04-30
CIK 1005516

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Eyal Cohen, 972-3-9542070, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 75100, Israel
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

4,467,924 ordinary shares, nominal value NIS 20.00 per share, as of December 31, 2011 and 4,471,637 ordinary shares, nominal value NIS 20.00 per share, as of March 31, 2012.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

2

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect  to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.”  Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

3

4

5

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

3A.         Selected Consolidated Financial Data

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2008 and 2007, and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements of BOS - Supply Chain Solutions (Lynk) Inc. (("Lynk", formerly, Lynk, USA Inc.) and its subsidiaries for the years ended December 31, 2009, 2008 and 2007 were audited by Arik Eshel, CPA & Assoc., PC an independent registered public accounting firm. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

The Company has accounted for discontinued operations, in accordance with ASC 205-20, Discontinued operations of the Financial Accounting Standards Board. As such, the results of discontinued operations, including revenues, cost of revenues, operating expenses, and other income and expenses, related to the prior periods of the discontinued operation have been reclassified in the accompanying statements of operations (see Note 1e to the Consolidated Financial Statements for the year ended December 31, 2011).

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

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2007	2008	2009	2010	2011

Revenues	22,090	34,066	25,467	30,187	33,434
Cost of revenues	17,450	26,893	19,741	22,668	26,481
Inventory write offs	258	339	2,235	36	443
Gross profit	4,382	6,834	3,491	7,483	6,510
Operating expenses:
Research and development, net	636	844	360	372	403
In process Research and development	170	-	-	-	-
Sales and marketing	3,448	6,408	5,426	4,068	4,273
General and administrative	1,980	2,029	2,004	1,786	2,252
Impairment of goodwill and other intangible assets	-	568	383	-	555
Total operating expenses	6,234	9,849	8,173	6,226	7,483
Operating income (loss):	(1,852)	(3,015)	(4,682)	1,257	(973)
Financial expense, net	(463)	(431)	(606)	(961)	(2,241)
Other expenses, net	(6,233)	(1,448)	(409)	(120)	(172)

Income (loss) before tax on income	(8,548)	(4,894)	(5,697)	176	(3,386)
Tax benefit (taxes on income)	(38)	241	(329)	(5)	172
Income (loss) from continuing operations	(8,586)	(4,653)	(6,026)	171	(3,214)
Net income (loss) from discontinued operations	190	(1,747)	(3,075)	(806)	-

Net loss	(8,396)	(6,400)	(9,101)	(635)	(3,214)
Basic and diluted net income (loss) per share from continuing operations	$(4.96)	$(1.94)	$(2.32)	$0.07	$(1.14)
Basic and diluted net income (loss) per share from discontinued operations	$0.11	$(0.73)	$(1.18)	$(0.31)	$-
Basic and diluted net loss per share	$(4.85)	$(2.67)	$(3.50)	$(0.24)	$(1.14)
Weighted average number of shares used in computing basic net earning (loss) per share	1,731	2,396	2,606	2,622	2,818
Weighted average number of shares used in computing diluted net earning (loss) per share	2,357	2,396	2,606	2,757	2,818

	As of December 31,
Consolidated Balance Sheet Data:	2007	2008	2009	2010	2011

Cash and Cash Equivalents	3,627	1,247	564	703	411

Working Capital (*)	6,157	3,491	237	386	(76)

Total Assets	31,132	37,345	27,362	22,130	20,069
Short-term banks loan and current maturities of long-term bank loans	5,028	6,879	7,983	7,778	7,496
Long-term liabilities	4,450	4,564	4,274	4,073	2,713
Share Capital	10,628	13,159	13,225	13,959	23,065
Additional paid in Capital	54,758	55,830	57,042	56,805	51,093
Shareholders’ equity	14,438	11,244	3,643	3,713	3,598
(*)Working capital comprises of:
Current assets	16,409	19,644	19,682	14,730	13,682
Less: current liabilities	10,252	16,153	19,445	14,344	13,758
	6,157	3,491	237	386	(76)

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

As of December 31, 2011 we had $1,046,000 in long-term debt to Dimex Systems Ltd. (includes current maturities of $299,000) and $2,190,000 in long-term bank loans (includes current maturities of $660,000). In addition, at December 31, 2011, we had $6.8 million of short term bank loans drawn under a revolving credit facility. We depend mainly on cash generated by continuing operating activities to make payments on our debt. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our business strategy, as well as on economic, financial, competitive and technical factors (See “Item  5B.  Liquidity and Capital Resources”).

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

As of December 31, 2011, we had an accumulated deficit of $70 million. In 2011, we had a net loss of $3.21 million. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

•	developing and selling new Radio Frequency Identification ("RFID") and Mobile Solutions products to meet market needs;

•	delivering our products in a timely manner;

•	successfully implementing our business strategy;

•	increased demand for our existing products;

•	controlling costs; and

•	having access to sufficient working capital financing to support our operations.

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

We rely on Bank Leumi le-Israel Ltd. (“Bank Leumi”) and on Bank Hapoalim, to provide credit facilities to our subsidiaries. As of December 31, 2011 we had $6.8 million drawn under a Bank Leumi short term revolving credit facility and $367,000 current maturities of long term loans extended by Bank Leumi. In addition, as of December 31, 2011 we had $278,000 current maturities of long term loans and $1.44 million  of long terms bank loans with Bank HaPoalim. The Bank HaPoalim loans contain several covenants that require the Company's Israeli subsidiaries to maintain certain financial ratios and levels of profitability. As of  December 31, 2011 the Company failed to meet Bank HaPoalim’s covenants. Nonetheless, Bank HaPoalim, agreed under certain conditions, including compliance by the Company with its covenants for the year 2012, to waive this failure of the Company to meet its financial covenants in 2011. Failure to meet our bank covenants may lead to a default under the loan agreements.

Our assets are subject to security interests in favor of our bank lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our debt to Bank Leumi is secured by a first priority floating charge on all of our Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of our Israeli subsidiaries, BOS - Dimex Ltd. (“Dimex”) and BOS - Odem Ltd. (“Odem”). In addition, the Company and its Israeli subsidiaries entered into a series of inter company guarantees in favor of Bank Leumi.

The repayment of the Company's debt to Bank HaPoalim is secured by long term bank deposits in the amount of $427,000.

If we are unable to repay the bank loans when due, our bank lender could foreclose on our assets in order to recover the amounts due. Any such action would require us to curtail or cease operations (See “Item 5B. Liquidity and Capital Resources”).

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants, which require that we maintain certain financial ratios related to shareholder's equity , operating results and certain levels of profitability. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to our shareholders and us. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources”).

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

Our goal is to grow over the next few years. The management of our growth, if any, will require the continued expansion of our operational and financial control systems, as well as a significant increase in our financial resources and in our delivery and service capabilities. These factors could place a significant strain on our resources.

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

In recent years, the Company has made several acquisitions, such as the acquisition of Dimex Systems’ business in March 2008, and the acquisition of BOS Supply Chain Solutions (Summit) Inc. ("Summit"), a New Jersey based company, in October 2007 (Summit filed for Chapter 7 bankruptcy relief on November 23, 2010). There can be no assurance that we will be able to successfully integrate and manage future acquisitions, if they further occur, in order to maintain and grow the combined business and maximize the potential synergies.

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

In 2011, our RFID and Mobile Solutions revenues that were generated from sales outside of Israel amounted to $175,000 or 1.0% of the entire RFID and Mobile Solutions revenues, which represented a decrease of approximately $100,000 from fiscal 2010. Due to limitations in the size of the Israeli RFID and Mobile solutions markets, continued growth of this segment depends on our ability to increase our sales abroad. There can be no assurance that we will be able to maintain and increase our revenues from these markets.

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for bad debts may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel and in the Far East. We do not have any collateral and we have limited credit insurance in respect of our customers' debt. The balance of allowance for bad debt as of December 31, 2011 amounted to $115,000, which was determined by the management to be sufficient. In face of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

Certain customers of our Supply Chain Division may cancel purchase orders they placed before the delivery.

Supply chain  programs  for the sale of electronic components , including the programs offered by our Supply Chain Division, are designed to  accommodate the preference of customers to work with a limited number of suppliers that are able to provide a wide range of electronic components under one order. In the event we are not able to provide all of the components  required by a customer, they,   could elect to terminate the entire order before its delivery. In addition, certain of our individual product orders provide a right of termination prior to delivery.

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

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent. 26% of our first quarter of 2012 Supply Chain Division segment purchases were sourced from five key suppliers and 52% of our first quarter of 2012 RFID and Mobile Solutions segment purchases were sourced from five key suppliers. In the year 2011, 24% of our Supply Chain Division segment purchases were sourced from five key suppliers and 56% of our RFID and Mobile Solutions segment purchases were sourced from five key suppliers.

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative source of supply can be obtained.

Future changes in industry standards may have an adverse effect on our business.

New industry standards in the aviation and defense industry could cause a portion of our Supply Chain Division segment’s inventory to become obsolete and unmarketable which would adversely affect our results of operations.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2009 and 2010, the NIS appreciated by approximately 0.7% and 6.0%, respectively, against the U.S. dollar and in 2011 the NIS devaluated by approximately 7.7% against the U.S. dollar.  In 2009, 2010 and 2011, the annual inflation rate in Israel was approximately 3.9%, 2.7% and 2.17%, respectively, and therefore the U.S. dollar cost of our Israeli operations in 2009 and 2010 has increased and in 2011 have decreased. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations.”)

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

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, indemnification by the Company of directors and senior officers for: (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority if it was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law 1999 – 5759 (the “Israeli Companies Law”)), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, or in connection with a financial sanction, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in its capacity as a director or officer of the Company, (d) expenses, including reasonable litigation expenses and legal fees, incurred by such a director or officer as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law;  and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law. Payment pursuant to such indemnification may materially adversely affect our financial condition.

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

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2011 through March 2012, the daily closing price of our ordinary shares in NASDAQ has ranged from $0.68 to $3.52 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

•	variations between actual results and projections;

•	the liquidation of Summit and Lynk;

•	the limited trading volume in our stock;

•	increase in our bank debts;

•	sales of securities in private placements.

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

Over the years, the Company has received several notices from the NASDAQ Stock Market advising it of non-compliance of its shares for continued listing on this market.

Most recently, on January 17, 2012, the Company received a notice from the Listing Qualifications Department of Nasdaq advising us that the Company has failed to comply with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rules.

The Company has until July 16, 2012, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, the Company will regain compliance.

In the event that we do not regain compliance, the Company may be eligible for additional 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

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

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities. Since the establishment of the State of Israel in 1948, a number of armed conflicts have  occurred between Israel and its Arab neighbors. During the winter of 2008, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. Since February 2011, Egypt has experienced political turbulence, following the resignation of Hosni Mubarak as president, including protests throughout Egypt, and the appointment of a military regime in his stead followed by the election to the Egyptian parliament of certain political parties which advocate breaking ties with Israel. This development may damage the current peaceful and diplomatic relations between Israel and Egypt.

Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries. Syria, which borders Israel, has experienced months of violence and some have expressed concern that the unrest could spill into Israel or lead to incidents on what has been a relatively quiet border in recent years. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries.

In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The environment may potentially escalate in the future to more violent events which may affect Israel and the Company. These types of situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, had in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition, and could make it more difficult for us to raise capital.

Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease.

Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies.

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called for active military duty at any time. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differ in some respects from the rights and responsibilities of shareholders of United States corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

As a foreign private issuer whose shares are listed on The Nasdaq Capital Market, we may in the future elect to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

We are a foreign private issuer as such term is defined under U.S. federal securities laws. As a foreign private issuer, we may elect to follow certain home country corporate governance practices instead of certain requirements of the Marketplace Rules of The Nasdaq Capital Market, or the Nasdaq Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements applicable to U.S. domestic issuers, as explained above. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

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

In March 2008, Dimex and its subsidiary Dimex Hagalil Projects (2008) Ltd. (“Dimex Hagalil 2008”), purchased the assets and activities of Dimex Systems, which was an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12.4 million). The consideration was comprised of cash, payable over a 24-month period and of 100,045 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

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

In August 2009, the Company closed a $2.4 million Convertible Loan Financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management (the "Lenders"). The financing consisted of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company was to repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $3.25 per ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $2.75. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems.

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments in the amount of NIS 4 million, to Dimex Systems. The amendment provided for payment of:

(a) NIS 300,000 in February 2010 and NIS 3.1 million plus 8% interest per annum, to be paid in monthly installments commencing July 2010 through December  2013; and

(b)NIS 600,000 were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted.

In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter.

In December 2011, the Company’s shareholders approved and the Company effected  amendments to the terms of the Convertible Loan Financing agreements (the "Conversion Amendments”). The Conversion Amendments provided that approximately $2.5 million of the outstanding convertible debt (consisting of $2,093,000 principal and $430,000 accrued interest) was converted into 1,681,965 ordinary shares (at a reduced conversion price of $1.5 per ordinary share, instead of the original $3.25 price). In addition, the warrants to purchase 643,984 shares that had been issued to the Lenders were extended by two years until July 2014 and February 2015, with no change to the exercise price of $2.75 per ordinary share.

The balance of the convertible loan of $501,000 that was extended by Dimex Systems remained outstanding, and will bear a reduced interest rate of 4%, instead of the original rate of 8%, and will no longer be convertible. This amount will be repaid to Dimex Sytstems in 24 equal monthly installments commencing January 10, 2014.

 For further details on the aforementioned loan financing. See “Item 5B. Liquidity and Capital Resources” and Note 13 to our Consolidated Financial Statements s attached to this annual report.

In addition, we have an interest in two companies:

(a)             Surf Communication Solutions Ltd. (“Surf”), in which, as of  December  31, 2011, we held 6.2% of the issued and outstanding share capital. Established in 1996, Surf is an Israeli privately held company. Surf develops a suite of hardware and software products that drives a wide variety of applications whose common goal is high-capacity distribution of voice and video. As of December 31, 2011, the Company's investment in Surf (a cost method investee) was measured at a fair value of $68,000

(b)     New World Brands Inc. (PINK:NWBD) (“New World” or “NWB”), a U.S. public corporation. On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC. and recorded a capital loss of $7,000.  The Company sold 61,441,827 shares of common stock of NWB and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010. The consideration for the NWB shares and warrants was $ 300,000 of which $ 150,000 was paid in March 2010 and the remaining $ 150,000 plus annual interest of 4% were to be paid in twelve monthly installments commencing March 2011. The shares and warrants were delivered to an escrow agent to be released to the buyer upon full payment of the remaining debt. In May 2011, the buyer notified the Company that it will not pay the remaining debt, and the shares and warrants were released back to the Company. As of December 31, 2011, the Company's investment in NWB was fully impaired. As a result, the Company recognized a capital loss of $156,000.

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

On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. The proceedings in respect of Summit are continuing but they have no impact on the financial statements of the Company. The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

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

The Company’s customers represent a cross-section of multinational industry leaders, from the avionics, defense, retail, government, utilities, and livestock markets around the world. Our Supply Chain division customers include, among others, Bombardier, Elbit system, Refael and Israeli Aircraft Industry. Our RFID and Mobile division customers include, among others, IKEA, Blue Square, Shufersal and Teva,.

In its Supply Chain division, the Company has expanded its penetration to global, top-tier aircraft manufacturers (such as Bombardier and Indra) and has begun expansion to international markets (e.g., India, and China).

In its RFID and Mobile division, the Company continues to invest in research and development in order to further enhance its software platform, BOS ID and is working to establish sales channels for BOS ID through partnerships with systems integrators in Europe.

In February 2012, the Company successfully completed a traceability project in Spain at Barcelonesa de Metales, S.A. (BAMESA) corporation. BAMESA is a steel service center organization for automotive, home appliances and metal engineering industries, among others. The project included tagging, tracking and managing inventory for metal pallets, inside and outside of the warehouse. The project was executed in cooperation with the Supply Chain Excellence Centre of Everis, a multi-national Spanish consulting company.

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

In 2011, 39% of our revenues were attributed to sales generated from our RFID and Mobile Solutions division.

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

Our Supply Chain division represents on a non-exclusive basis, among others, Honeywell International Inc., Holtek Semiconductor Inc., Sensata Technologies Inc., Inova,  IPD, Adam Technologies Inc., Wintek Corporation, Positronic Industries, Tyco Electronics, , Bluegiga Technologies, Switchcraft Inc., Silicon Sensor, API Group Inc., Winchester, Wintek,  Fema, SGC, Stroco and Jamicon Corporation USA. The electronic components from these suppliers fall into four main categories:

1) Active Components - semiconductors, transistors, detectors, diodes, integrated circuits, hybrid modems, cellular components, communication ICs, memories, displays and LEDS;

2) Passive Components - capacitors, thermistors, varistors, oscillators, crystals, resistors, C-DC converters, and power supplies;

3) Electro-Mechanical Components - relays, connectors, circuit breakers, filters, transformers, plugs, thermostats and switches; and

4) Microwave components such as repeaters and filters.

In 2011, 61% of our revenues were attributed to sales of the Supply Chain Solutions segment.

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

The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas:

	2011	%	2010	%	2009	%
America	1,514	5	2,596	9	1,548	6
Far East	3,943	12	2,228	7	998	4
Europe	976	3	811	3	566	2
Israel and others	27,001	80	24,552	81	22,355	88
Total Revenues	33,434	100	30,187	100	25,467	100

Sales by divisions:

	2011	%	2010	%	2009	%
RFID and Mobile Solutions	13,128	39	12,463	41	10,729	42
Supply Chain Solutions	21,332	64	17,724	59	14,738	58
Intercompany	(1,026)	(3)	-	-	-	-
Total Revenues	33,434	100	30,187	100	25,467	100

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

Competition

RFID and Mobile Solutions

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, Enterprise Resource Planning  systems, computer networks and host computers. As the market grows, so does the number of competitors. Some of the competitors have substantially greater financial, marketing and technological resources as well as stronger name recognition than BOS.

In Israel, our main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., Micronet Ltd., LogiTag Systems Ltd. and Galbital RFID Solutions Ltd. In the global market, competition to our platform products such as BOS ID primarily stems from existing modules in ERP systems, and system integrators that provide turnkey solutions that include both hardware and software such as GlobeRanger Corp., Mobile Frame LLC, Decision Point systems Inc. OATSystems, a division of Checkpoint Systems, Inc., RF-iT Solutions GmbH and InSync Software, Inc.

The RFID market is highly fragmented and no one player has taken a significant share of the software platform market. We believe that we will be able to attract systems integrators, RFID hardware vendors and thus end-customers to our core offering BOS ID, due to the following factors:

•	BOS ID enables code-free creation and implementation of data collection applications and processes;

•	Our software can be used in a wide range of vertical markets;

•	BOS’ software products enable rapid implementation and centralized deployment for every RFID and AIDC project; and

•	Our software is flexible, hardware-independent and can function with any communication and networking protocol.

Supply Chain Solutions

We hold several representation agreements with major suppliers and manufacturers, such as Honeywell International Inc., Holtek Semiconductor Inc., Sensata Technologies, Inc., Inova,  IPD, Adam Technologies, Inc., Wintek Corporation, Positronic Industries, Tyco Electronics, ,Bluegiga Technologies,  Switchcraft Inc., Silicon Sensor, API Group, Inc., Jamicon Corporation USA. Most of our representation agreements are not on an exclusive basis.

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

Exchange Controls

See “Item 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation”.

4C.         Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	BOS-Dimex representing the RFID and Mobile Solutions division;

(2)	BOS-Odem, representing the Supply Chain Solutions division;

(3)	Dimex Hagalil Projects (2008), a wholly owned subsidiary of BOS-Dimex which has been inactive since 2009 and is in the process of liquidation; and

(4)	Quasar Telecom (2004) Ltd., which is liquidated as of February 29, 2012.

In the United States:

(1)	Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

(2)	BOS Delaware Inc., a Delaware corporation, is a wholly owned subsidiary of Dimex, which ceased operation in 2002.

(3)
On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed.

In Europe:

Better On-Line Solutions Ltd., a U.K. subsidiary of Dimex, and its subsidiary, Better On-Line Solutions S.A.S incorporated in France. Since 2002, these subsidiaries are no longer active.

4D.          Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in the following facilities in Israel:

Location	Size (square meters)	End of lease period	Extension Option
Rishon Lezion*	2,170	May 31, 2012 through – January 31, 2016	May 31, 2012 - July 7, 2016
Kibutz Dafna	578	On a month-to-month basis

*Includes 302 square meters in the same building rented by Odem.

Our average monthly rental fee in 2012 (up until February 29, 2012), for the year 2011 and for the year 2010 amounted to $9,000, $13,000 and $14,000, respectively.

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

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and for fully understanding and evaluating our reported results:

•	financial statements in U.S. dollars
•	inventories
•	investment in other companies
•	impairment of long-lived assets and goodwill
•	revenue recognition
•	income taxes
•	accounting for share-based compensation

a.	Financial statements in U.S. dollars:

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

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence. During 2011, 2010 and 2009, inventory write-offs of $ 443,000, $ 36,000 and $ 2.23 million respectively, have been recorded and presented in the consolidated statements of operations.

c.	Investment in other companies:

1.	Investment in NWB and QMX:

The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities ("ASC 320"). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. In January 2009, Qualmax was merged with and into NWB, and holdings in  Qualmax were converted into shares of NWB.

Prior to this merger, the investment in Qualmax, which was traded on the Pink Sheets, was presented at cost according to ASC 325-20, Cost Method Investments ("ASC 325-20") due to no trading volume in the Qualmax shares.

Management evaluates investments in other companies for evidence of other-than- temporary declines in value. The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is presumed to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss equal to the difference between the marketable securities' carrying amount and its fair value is recognized. Accordingly, during 2011, 2010 and 2009, an impairment loss, due to other-than-temporary decline in fair value, of $ 156,000 $0 and $ 304,000 respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC and recorded a capital loss of $7. The Company sold 61,441,827 shares of common stock of NWB and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010. The consideration for the shares and warrants was $ 300,000 of which $ 150,000 was paid in March 2010 and the remaining $ 150,000 plus annual interest of 4% were to be paid in twelve monthly installments commencing March 2011. The shares and warrants were delivered to an escrow agent, to be released to P&S Spirit LLC upon full payment of the remaining debt. In May 2011, the buyer notified the Company that it will not pay the remaining debt, and the shares and warrants were released back to the Company. As of December 31, 2011, the Company recognized other-than-temporary loss of $156,000 reflecting that the investment in NWB was fully impaired.

2.	Investment in Surf:

The Company's holding in Surf as of December 31, 2011 is 6.2% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2011, 2010 and 2009, an impairment loss, due to other-than- temporary decline in fair value, of $ 39,000 $ 111,000 and $ 53,000 respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20.

d.	Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value of the assets. During 2011, the Company recognized an impairment loss of $555,000 related to a brand name and customer list, of which $470,000 was attributed to the Supply Chain segment and $85,000 was attributed to the RFID and Mobile solutions segment. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital ("WACC").

During 2010 and 2009, no impairment losses were recorded.

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

The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile operating segments, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and the segment management regularly reviews the operating results of those components.

In order to determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions. The Company determined the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2011 were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

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

Testing Results:

During 2011 and 2010, no impairment losses were recorded.

During 2009, impairment losses in the amount of $ 383,000 were recorded and attributed to the Supply Chain solutions reporting unit.

e.	Revenue recognition:

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

Revenues from maintenance and support services related to the license are recognized ratably over the period of the support contract.

Starting January 1, 2011. the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.  This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met.

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

Because the Company has neither VSOE nor TPE for its deliverables, the allocation of revenue has been based on the Company’s BESP. Amounts allocated to the deliverables are recognized at the time of sale provided the other conditions for revenue recognition have been met.

The Company’s process for determining its BESP considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. A key factor considered by the Company in developing the BESP for its products is the gross margins acceptable in the industry in which the Company operates. The Company may also consider additional factors as appropriate.

The adoption of the amendment to ASC 605-25 did not have a material effect on the Company's consolidated financial position or results of operations.

In addition, in cases that product arrangement is bundled with a separately priced extended warranty that fall under the scope of  ASC 605- 20-25-1 through 25-6, revenues from the extended warranty are deferred and recognized ratably over the extended warranty period.

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more -likely-than-not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the year ended December 31, 2011, the Company recorded a tax benefit of $ 261,000 relating to a decrease in uncertain tax position. During the years ended December 31, 2010, and 2009 the Company recorded $ 67,000 and $ 421,000, respectively in regard to uncertain tax position.

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

The fair value for options granted in 2011 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2011	2009

Risk-free interest	1.17%	1.45%
Dividend yields	0%	0%
Volatility	96%	77%
Expected option term	3.83 years	3.46 years
Forfeiture rate	24%	15%

No options were granted during 2010.

During 2011, 2010 and 2009, the Company recognized stock-based compensation expense related to employee and director stock options as follows (in $ thousands):

	Year ended December 31,
	2011	2010	2009

Selling and marketing	$8	$39	$377
General and administrative	161	178	252

Total stock-based compensation expense	$169	$217	$629

The Company applies ASC 718 and ASC 505-50 for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.

Recently Issued Accounting Pronouncements

See Note 2t to the Consolidated Financial Statements for the year ended December 31, 2011.

Legal Contingencies

The Company has been a party to various legal proceedings in the normal course of its business. The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and a corresponding provision was recorded in this respect. For additional information, see “Item 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”. As additional information becomes available, management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of these proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company’s future results of operations and financial position.

5A.          Operating Results

On January 12, 2010, we effected a 5:1 reverse share split. All share and per share data for periods prior to that date have been retroactively adjusted to reflect this reverse share split.

Comparison of 2011 and 2010

Revenues for 2011 were $33.4 million, compared to $30.2 million in 2010. The growth in revenues was in both our Mobile and RFID and Supply Chain divisions. See note 18a to the Consolidated Financial Statements for the year ended December 31.

Gross profit for 2011 was $6.5 million (gross margin of 19.5%), compared to $7.5 million (gross margin of 24.8%) for 2010. The decrease in the gross profit in 2011 was due mainly to: (a) an inventory write-off in 2011 in the amount of $443,000, compared to a $36,000 inventory write-off in 2010 (inventory write-offs are executed in view of slow-moving items or as a result of technological obsolescence); (b) a gross loss in the software product line (related to the RFID division) in the amount of $37,000 in 2011, compared to a gross profit of $470,000 in 2010; and (c) a decrease in gross margins due to increased competition.

During the fourth quarter of 2011, we have successfully completed a restructuring of our software activity which yielded a positive gross profit in the fourth quarter of 2011.

Research and development expenses for 2011 increased to $403,000, compared to $372,000 in 2010. The increase reflects our continuing efforts to enhance our products offering. See “Item 5B.  Liquidity and Capital Resources”.

Selling and marketing expenses for 2011 increased to $4.3 million from $4.1 million in 2010, mainly due to: (a) a 10.7% growth in 2011 revenues as compared to 2010 revenues , and (b) marketing expenses related to the acquisition of new international customers in both divisions.

General and administrative expenses for 2011 increased to $2.3 million, compared to $1.8 million in 2010. The increase was mainly due to: (a) expenses related to allowance for doubtful accounts which amounted to $82,000 in 2011, compared to income of $89,000 in 2010 resulting from a reverse of allowance for doubtful accounts and (b)  an increase of approximately $185,000  in management salary and directors fees. See Note 19 to the Consolidated Financial Statements for the year ended December 31, 2011.

During 2011, the Company recognized an impairment loss of $555,000 related to customer list and a brand name, of which $470,000 related to the Supply Chain segment and $85,000 related to the RFID and Mobile solutions segment. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in revenues from major customers, economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital. During 2010, no impairment losses were identified.

As a result of the above, operating loss in 2011 amounted to $973,000, compared to an operating profit of $1.26 million in 2010.

Financial expenses for 2011 were $ 2.24 million, compared to $961,000 in 2010. The increase in the financial expenses in 2011 was due mainly to: (a) expenses of $860,000 related to the conversion of convertible loans pursuant to amended agreements (see Note 13 to the Consolidated Financial Statements for the year ended December 31, 2011); and (b) expenses related to changes in fair value of forward contracts in the amount of $44,000 in 2011, compared to income of $141,000 in 2010 (See Notes 2o and 17 to the Consolidated Financial Statements for the year ended December 31, 2011).

Other expenses in 2011 and 2010, which amounted to $172,000 and $120,000, respectively, were mainly due to the decrease in the value of the Company investments in NWB and Surf.

Tax benefit in 2011 amounted to $172,000, compared to a tax on income of $5,000 in 2010. Tax benefit in 2011 is mainly related to uncertain tax positions accounted for in accordance with ASC 740 (see Notes 2m and 16i to the Consolidated Financial Statements for the year ended December 31, 2011).

Loss from continuing operations in 2011 amounted to $3.2 million compared to income of $171,000 million in 2010. On a per share basis, the basic and diluted net loss per share from continuing operations in 2011 was $1.14, compared to net earnings per share of $0.07 in 2010.

Loss from discontinuing operations in 2010 of $806,000 was due to the closing of the operation of Lynk and its subsidiary Summit in November, 2010. Both companies belong to the Supply Chain division. There was no similar loss in 2011.On a per share basis, the basic and diluted net loss per share from discontinuing operations in 2010 was $0.31.

Comparison of 2010 and 2009

Revenues for 2010 were $30.2 million, compared to $25.5 million in 2009. The growth in revenues was in both our Mobile and RFID and Supply Chain divisions.

Gross profit for 2010 was $7.5 million (gross margin of 24.8%), compared to $3.5 million (gross margin of 13.7%) for 2009. The improvement in the gross profit in 2010 is attributed mainly to a minor inventory write-off in the amount of $36,000 compared to a $2.2 million inventory write-off in 2009, which was attributed to the global economic slowdown in 2009.

Research and development expenses for 2010 were $372,000, compared to $360,000 in 2009.

Selling and marketing expenses for 2010 decreased to $4.1 million from $5.4 million in 2009. The decrease is attributed to cost reduction, mainly in workforce, during 2010.

General and administrative expenses for 2010 decreased to $1.8 million, compared to $2.0 million in the 2009. The decrease is attributed to cost reduction that was implemented in 2010.

Impairment of goodwill in 2009 amounted to $383,000. There was no impairment of goodwill in 2010. The goodwill impairment of the Supply Chain Solutions segment was due to the global economic slowdown, which affected the future revenues and cash flows of this segment.

As a result of the above, operating profit in 2010 amounted to $1.26 million, compared to an operating loss of $4.7 million in 2009.

Financial expenses for 2010 were $961,000, compared to $606,000 in 2009. The increase is related to the convertible notes in the aggregate amount of $2.4 million, which were issued in August 2009 (see “Item 5B.  Liquidity and Capital Resources”).

Other expenses in 2010 and 2009, which amounted to $120,000 and $409,000, respectively, are mainly attributed to the decrease in the value of the Company investments in NWB and Surf.

Tax on income in 2010 amounted to $5,000, compared to a tax on income of $329,000 in 2009. Tax expenses in 2009 related to uncertain tax positions accounted for in accordance with ASC 740, see Notes 2m and 16i to the Consolidated Financial Statements for the year ended December 31, 2011.

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

In the years ended December 31, 2011, 2010, 2009, 2008, 2007 the inflation rate in Israel, as adjusted for the depreciation or appreciation of the NIS against the U.S. dollar, was (5.49) , 8.6%, 4.6%, 4.9% and 12.4%, respectively. The closing representative exchange rate of the U.S. dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.821, 3.549, NIS 3.775, NIS 3.802 and NIS 3.846, respectively.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale. A temporary provision for 2006-2009 stipulated that the sale of an asset other than a quoted security (excluding goodwill that was not acquired) that had been purchased prior to January 1, 2003, and sold by December 31, 2009, is subject to corporate tax as follows: the part of the real capital gain that is linearly attributed to the period prior to December 31, 2002 is subject to the corporate tax rate in the year of sale as set forth in the Israeli Income Tax Ordinance ; and the part of the real capital gain that is linearly attributed to the period from January 1, 2003, through December 31, 2009, is subject to tax at a rate of 25%.

On December 5, 2011, the Israeli Parliament (the Knesset) enacted the Law for Tax Burden Reform (Legislative Amendments), 2011  which, among other things, cancels, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The law also increases the corporate tax rate to 25% in 2012. In parallel with this increase in the corporate tax rate, a corresponding increase was applied to the real capital gains tax rate and the real betterment tax rate as well. The law did not have a material effect on the Company's consolidated financial position or results of operations.

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2011, in the amount of approximately $ 31.1 million. These losses may be carried forward and be offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital losses, which may be carried forward under certain limitations.

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

As of December 31, 2011, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3.3 million, in respect of previous grants. Commencing in year 2012, there are no sales of products that were developed using funds provided by the OCS.

We are also committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the U.S. dollar-linked amount of the grant received at the date the grants received.

Since 1996, we have not participated in Fund for the Encouragement of Exports programs. As of December 31, 2011, the Company has an outstanding contingent obligation to pay royalties including interest of $ 101,000 with respect to export grants. No expenses were incurred on account of such royalties during 2011, 2010 and 2009.

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

5B.          Liquidity and Capital Resources

As of December 31, 2011, we had $1.0 million in long-term debt to Dimex Systems Ltd. (including current maturities of $299,000) and $2.2 million in long-term bank loans (including current maturities of $660,000). In addition, at December 31, 2011, we had $6.8 million of short term bank loans drawn under a revolving credit facility.

In August 2009, the Company closed a $2.4 million Convertible Loan Financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management (the "Lenders"). The financing consisted of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company was to repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $3.25 per ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $2.75. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems.

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

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments in the amount of NIS 4 million, to Dimex Systems. The amendment provided for payment of:

(a) NIS 300,000 in February 2010 and NIS 3.1 million plus 8% interest per annum, to be paid in monthly installments commencing July 2010 through December  2013; and

(b) NIS 600,000 were converted into the same long-term convertible debentures, into which NIS 2.5 million were previously converted.

In addition, the Company issued to Dimex Systems a warrant to purchase 69,096 ordinary shares at an exercise price of $3.25 per ordinary shares during the first 18 months commencing August 3, 2011 and $4.00 per ordinary share thereafter.

In December 2011, Company’s shareholders approved and the Company effected amendments to the terms of the Convertible Loan Financing agreements (the "Conversion Amendments”). The Conversion Amendments provided that approximately $2.5 million of the outstanding convertible debt (consisting of $2,093,000 principal and $430,000 accrued interest) shall be converted into 1,681,965 ordinary shares (at a reduced conversion price of $1.5 per ordinary share, instead of the original $3.25 price). In addition, the warrants to purchase 643,984 shares that had been issued to the Lenders were extended by two years until July 2014 and February 2015, with no change to the exercise price of $2.75 per ordinary share.

The balance of the convertible loan of $501,000 that was extended by Dimex Systems remained outstanding, and will bear a reduced interest rate of 4%, instead of the original rate of 8%, and will no longer be convertible. This amount will be repaid to Dimex Sytstems in 24 equal monthly installments commencing January 10,  2014.

The Company’s loans from Bank Leumi are secured by:

•	first ranking fixed charges on the goodwill of the Company and its Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts of Odem; and

•	floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future; and

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantee the Company’s liabilities to Bank Leumi.

The Bank Leumi loan agreements signed by the Company and its Israeli subsidiaries contain various financial covenants, which require that the Company and the Israeli subsidiaries maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi, in which they undertook revised covenants for year 2010. There were no Bank Leumi covenants applicable for the fiscal year 2011.

The Company’s loan from Bank HaPoalim is secured by long term bank deposits in the amount of $427,000. Bank HaPoalim’s loan agreements contain various financial covenants which require that the Company's Israeli subsidiaries maintain certain financial ratios and levels of profitability.

As of  December 31, 2011, the Company failed to meet Bank HaPoalim’s covenants. Nonetheless, Bank HaPoalim agreed, under certain conditions, including compliance by the Company with its warrants for the year 2012, to waive this failure of the Company to meet its financial covenants in 2011.

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

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2011, our trade receivables’ and trade payables’ aging days were 93 and 57 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

In the year ended December 31, 2011, the Company incurred a loss of $3.2 million and generated negative cash flow from current operations amounting to $365,000. Due to the above, the Company's cash and cash equivalent decreased from $703,000 as of December 31, 2010 to $411,000 as of December 31, 2011. In addition, long-term bank loans increased by $1.1 million during fiscal year 2011.In view of the above, the Company has implemented an overall efficiency plan, including: a conversion of the convertible note (see Note 13 to the Consolidated Financial Statements for the year ended December 31, 2011) and a reduction in workforce. The Company expects to meet its bank covenants through December 31, 2012 and believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

The Company expects to meet its bank covenants through December 31, 2012 and believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

Cash Flows

Net cash used in operating activities from continuing operations in 2011 was $365,000, compared to net cash provided by operating activities of $1.46 million in 2010. The difference in cash flows was due to the increase of net loss from continued operations from $171,000 net profit in year 2010 to $3.2 million net loss in year 2011.

Net cash used in investing activities from continuing operations in 2011 increased to $1.04 million, compared to $105,000 in 2010. The increase was due to: (a) Increase in investment in fixed assets  from $108,000 in  2010 to $357,000 in  2011 reflecting a purchase of cars instead of the lease of cars, and leasehold improvements as a result of facilities consolidation, (b) a long term deposit of $427,000 which is a security for the long term loan from Bank Hapoalim, and (c) proceeds from the sale of investment in other company amounting to $150,000 in 2010 compared to no proceeds received in 2011.

Net cash provided by financing activities from continuing operations in 2011 amounted to $1.1 million, compared to net cash used by financing activities of $604,000 in 2010.

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

2011 Amendments to Convertible Loan Agreements

In December 2011, the Company consummated amendments to its agreements with its convertible debt lenders, including Dimex Systems, for the conversion of most of the convertible debt into the Company’s ordinary shares. See discussion above for further details.

5C.          Research and Development

We believe that our future growth will depend upon our ability to enhance our existing products and introduce new products on a timely basis. Our current research and development efforts focus on our RFID and Mobile solutions for enterprise logistics and organizational processes and on our software products offering (see “Item 4B. Business Overview” for the detailed list of our software products).

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

Growth of the RFID and Mobile division depend on sales of BOS ID software product outside of Israel. We anticipate that the revenues of BOS ID will increase gradually going forward.

In addition, we are working towards an increase of our Supply Chain Solution to the international markets.

Interest rate on our short term loan that quoted in NIS was 7.25% on December 31, 2011, compared to 5.95% on December 31, 2010. Interest NIS rate on our U.S. short term loan that quoted in US$ was 5.49% on December 31, 2011,  compared to 3.37% on December 31, 2010.  The increase in interest rate  resulted in a corresponding increase in the U.S. dollar cost of our financial expenses. Further significant increase in interest rate could have an adverse effect on our results of operation and financial condition. We cannot predict any future trends in the rate of interest.

5E.           Off-Balance Sheet Arrangements

Not applicable.

5F.          Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2011, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$2,189,964	$660,324	$1,219,605	$310,035	-
Accrued severance pay (2)	162,663	-			162,663
Liability to Dimex system	1,068,625	299,517	769,108		-
Uncertain tax position	273,406	-	-	-	273,406
Operating lease - cars	508,718	290,395	218,323		-
Purchase obligation for service and inventory	1,752,520	1,752,520	-		-
Facilities lease	372,211	105,027	216,400	50,784	-
Total	$6,305,535	$3,107,783	$2,400,864	$360,819	$436,069

(1)	Does not include interest. For information on interest rate on long terms loans. See Note 12 to the Consolidated Financial Statements for the year ended December 31, 2011.

(2)	The time for payment of the severance cannot be predicted.

The above table does not include: (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Export, since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see “Item 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”).

Item 6:  Directors, Senior Management and Employees

6A.         Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Edouard Cukierman1	47	Chairman of the Board of Directors
Mr. Yuval Viner	49	Chief Executive Officer
Mr. Avidan Zelicovsky1	42	President
Mr. Eyal Cohen	43	Chief Financial Officer
Mr. Guillaume Binder	57	Director
Mr. Joel Adler	58	Director
Mr. Ronen Zavlik (*)	51	Director
Mr. Luis Gutierrez Roy	41	Director
Ms. Orit Nir Schwartz (*)	40	External Director
Mr. David Golan (*)	71	External Director

(*) Member of our Audit Committee.

Mr. Edouard Cukierman has been a director of the Company since May 2003 and Chairman of the Company since June 2003. He is the founder of Cukierman & Co. Investment House Ltd. (CIH) and Catalyst Fund. Since its establishment in 1993, CIH realized more than € 3.5 billion of corporate finance transactions. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a Venture Capital Fund established in 1993, which was the first Israeli company to go public in Continental Europe. He is the Founder of the Go4Europe yearly conference. He is a board member of Lamina Technologies in Switzerland, Dorimedia and Harmon.ie in Israel. Edouard Cukierman is the Chairman of the European Committee of the High Tech Industry Association (HTIA) since May 2011. He is as well the President of the Israeli desk of the Foundation France Israel. Mr. Cukierman is a board member of “Alliance Israelite Universelle en Israel” and a board member of Sar-El Association.  In the past, Mr. Cukierman was the President of the Supervisory Board of Citec Environment SA and Services in Paris. He was a Board member of Orex, MTI Wireless and other portfolio companies of Catalyst and served as a Board member of Otto Capital, a Singapore based VC fund. Mr. Cukierman serves as reserve officer in the Crisis & Hostage Negotiation Team and he is an officer (reserve) of the Spokesman Unit. Mr. He holds an MBA from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.

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

Mr. Joel Adler has been a director of the Company since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM).  Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a Law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

Mr. Ronen Zavlik has been a director of the Company since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

Mr. Guillaume Binder has been a director of the Company since July 2008. Mr. Binder is a licensed lawyer in France and holds a Masters in Law from Paris University, a certificate of specalization in Corporate and Tax Law and a degree of superior accounting study (DECS). Mr. Binder serves as a director in several seed and startup companies, including First Care products and Neuronix.

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy has been a managing partner at Telegraph Hill Capital Fund I, LLC since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008. Prior to E&Y, he led the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and the Barcelona Stock Exchange, where he started his professional career in 1993. Mr. Gutierrez Roy has advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

Mr. David Golan has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, managerial and consulting services. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelor's degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Ms. Orit Nir Schwartz has been an external director of the Company since December 2011. Ms. Schwartz is the current Marketing Manager of the Imaging and Printing Group of Hewlett-Packard (HP) in Israel. Between 2004 and 2011, Ms. Schwartz worked as the Marketing Manager of Miller Jewellers, and previously, as Managing Manager of Siemens Mobile Phones from 2002 to 2003, and as Product Marketing Manager in the Marketing Division of Cellcom from 2000 to 2002. Ms. Schwartz holds a bachelor's degree in Economics and Management from the Technion - Israel Institute of Technology and an MBA from Tel Aviv University with concentrations in Marketing, Technology & Operational Systems Management.

6B.         Compensation

In accordance with the approval of our shareholders, directors who are not employees (excluding the Company’s current Chairman of the Board and excluding external directors) are entitled to receive annual compensation of NIS 26,240, and an additional NIS 1,358 for each board meeting attended.  The above amounts are subject to adjustment for changes in the Israeli consumer price index after March 2012.

The Company’s Chairman of the Board, Mr. Edouard Cukierman receives compensation pursuant to an Active Chairman Agreement. See Item 7B: Related Party Transactions, for further details.

The compensation of the Company's external directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

The compensation for our external directors, as approved by our shareholders, consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli consumer price index.

The current compensation rates for our external directors are an annual fee of approximately NIS 28,395 and a participation fee in meetings of approximately NIS 1,806. These amounts are subject to adjustment for changes in the Israeli consumer price index and to changes in the amounts payable pursuant to Israeli law from time to time.

Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and 50% of such fee for a meeting held without convening.

Each of our current directors (including the external directors but excluding the current Chairman of the Board) was also granted options to purchase 1,500 ordinary shares upon commencement of his or her term as director and at an exercise price equal to the average closing prices of the shares on the Nasdaq Capital Market on the 20 trading days preceding the appointment of the director. The Options will vest and become exercisable annually over a period of three years, in three equal parts. The maximum option term is five years from grant.

If applicable, a director shall receive an additional amount of 1,500 options to purchase the Company’s Ordinary Shares on the third anniversary of his or her service as a director of the Company.

The Company does not have any contracts with any of its non-employee/consultant directors that would provide for benefits upon termination of service.

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2011:

	Salaries, Directors' fees, Service fees, Commissions and Bonus1	Pension, Retirement and Similar benefits
All directors and officers as a group (then 12 persons)	$987,000	$109,777

1     Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder, and stock based compensation in the amount of $223,000. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

6C.         Board Practices

Directors:

Our Board of Directors is currently comprised of seven directors, including two external directors. The directors (except for the external directors) are elected by simple majority at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified. External directors, by rule of the Israeli Companies Law, are elected for a three-year term. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that Messrs. Adler, Binder, Gutierrez Roy, Golan, Zavlik and Ms. Nir Schwartz, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

External Directors:

Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence.  External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

In addition, an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer. An individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.  If, at the time an external director is to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one external director must have “accounting and financial expertise.”  David Golan, a member of our Audit Committee, is an external director who has accounting and financial expertise.

External directors serve for an initial three-year term, The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company.

External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

Our board of directors currently has two external directors under Israeli law: (i) Mr. David Golan, who has serviced as an external director in the Company since February 2009, and was reelected for an additional three-year period at our annual general meeting of shareholders held on December 20, 2011; and (ii) Ms. Orit Nir Schwartz who was elected to serve as an external director at our annual general meeting of shareholders held on December 20, 2011

Fiduciary Duties of Office Holders:

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders:

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction relating to our company. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (“relatives”), or by any corporation in which the office holder or a relative  is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval.  The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders, in that order.

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Committees

Each committee of a company’s Board of Directors that has the authority to exercise powers of the Board of Directors is required to include at least one external director and its audit committee must include all external directors.

Audit Committee:

Our Audit Committee currently consists of David Golan, Ronen Zavlik and Orit Nir Schwartz. Under the Israeli Companies Law, public companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder  and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, compensation of our executive officers, our independent registered public accountants’ qualifications, independence and compensation (including for non-audit services), the performance of our internal audit function, finding  defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures,  approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers) and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

The Company has adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available upon written request to the Company at its address in Israel.

Under the Sarbanes-Oxley Act of 2002, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company’s Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors; however, the Board of Directors delegated its authority to the audit committee, so that a second discussion by the Board of Directors shall not be necessary.

The Company has determined that all the members of its Audit Committee meet the applicable Nasdaq Stock Market and SEC independence standards.

Compensation Committee:

The role of the Compensation Committee is to provide assistance and make recommendations to the Board of Directors regarding matters related to the compensation of employees of the Company. The Compensation Committee of the Company is formed and meets on an ad hoc basis. Under the Israeli Companies Law, in respect of the grant of options, the Compensation Committee may only make recommendations to the Board of Directors (and in some cases, such grants may need approval of the audit committee, the Board of Directors and the shareholders as well).

In accordance with Nasdaq rules, the compensation of the Company’s Chief Executive Officer and other executive officers is recommended to the Board of Directors by a majority of the Company’s independent directors.

Israeli Securities Authority Administrative Enforcement:

Under the Israeli Securities Law- 1968, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

6D.          Employees

As of December 31, 2011, we employed 85 employees. As of March 31,   2012, we employed 77 employees, all of them in Israel. Of these 77 employees: 13 employees are in general and administrative positions, 22 employees are in marketing and sales, 3 employees are in research and development, 3 employees are in project implementation, 13 employees are employed as technicians and 23 employees are in operating activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

6E.          Share Ownership

As of March 31, 2012, shares and options held by our officers and directors, then consisting of 10 persons, are as follows:

Name	Position	Shares	Options	Warrants
Mr. Edouard Cukierman1	Chairman of the Board of Directors	8,139	185,032	-
Mr. Joel Adler2	Director	28,185	4,300	-
Mr. Avidan Zelicovsky	President	17,355	70,874	1,077
Mr. Yuval Viner	Chief Executive Officer	11,352	43,442	1,077
Mr. Eyal Cohen	Chief Financial Officer	743	29,846	308
Mr. Luis Gutierrez Roy3	Director	257,362	14,400	61,539
Other directors and officers		-	11,600	-

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

1 Mr. Edouard Cukierman held 4,334 ordinary shares directly, 1,285 ordinary shares through a wholly owned company, E.D.I  European Development and Investments Ltd. and an additional 2,520 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership. See “Item 7A: Major Shareholders”.
2 Brada Investments Limited is a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 28,185 ordinary shares. Mr. Joel Adler holds 4,300 options, which he received as a director.
3Securities are held by Telegraph Hill Capital Fund I, LLC. Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the holdings by Telegraph Hill Capital Fund I, LLC.

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 125,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the 2003 Plan, initially to 200,000, and thereafter to 300,000, to 520,000, to 830,000 and in December 21, 2011 to 1,100,000. The Board of Directors has resolved that no further grants shall be made under previous plans. The Company has elected to designate the 2003 Plan as providing benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of March 31, 2012 we had 464,261 options outstanding under this plan (of which 393,036 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding
Less than $0.9	51,751
$0.95	89,440
$2.00	36,794
$2.10	1,500
$2.478	1,500
$2.50	20,000
$2.75	14,400
$3.05	6,000
$5.0	54,930
$7.33	1,500
$7.495	1,500
$8.40	15,000
$11.925	80,000
$12.60	60,280
$13.40	28,066
$15.00	1,600
Total	464,261

Item 7:  Major Shareholders and Related Party Transactions

7A.         Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of March 31, 2012, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 4,471,636 shares outstanding as of March 31, 2012.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (2)	Total Shares	Percent
Catalyst Funds (1) 3 Daniel Frisch Street,	850,103	163,077	1,013,180	21.86%

SITA S.A. (3) 27, RTE DE GY 1252 Meinier, Geneva, Switzerland	627,984	172,862	800,846	17. 24%

Bellite Pty Limited (4) 7 Beresford Road, Rose Bay 2029, NSW, Australia	465,142	115,385	580,527	12.66%

Dimex Systems (1988) Ltd. (5) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	425,385	326,414	751,799	15.67%

Telegraph Hill Capital Fund I, LLC (6)	257,362	75,939	333,301	7.33%

(1)
Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P. Catalyst Investments L.P. is the general partner of Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel. Recently, the partnerships listed above were dissolved and the Company’s shares are held by Catalyst Investments on behalf of the limited partners of the funds. Catalyst Investments is in the process of distributing these shares to its limited partners. Catalyst Private Equity Partners (Israel) II L.P. is continuing its operations and the number includes 426,651 shares held by it.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Private Equity Partners (Israel) II L.P. Mr. Cukierman disclaims beneficial ownership in such shares except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Private Equity Partners (Israel) II L.P.

(2)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.

(3)	Mr. Gérard Limat may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(5)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

(6)	Messrs. Luis Gutierrez Roy and Clarence Wesley may be deemed to have shared voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund I, LLC.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge, in the table below:

Holdings as of:	December 31, 2009	December 31, 2010	December 31, 2011	March 31, 2012
Catalyst Funds (1)	423,451	423,451	850,103	850,103
D.S. Apex Holdings Ltd.	270,994	-	-	-
SITA	175,734	175,734	627,984	627,984
Bellite Pty Limited	163,266	163,266	465,142	465,142
Telegraph Hill Capital Fund I, LLC	-	96,362	257,362	257,362

(1)	Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P.

As of March 31, 2012, there were 48 record holders of ordinary shares, of which 9 were registered with addresses in the United States, representing approximately 32% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.         Related Party Transactions

Grant of Shares and Options to Mr. Cukierman

On November 7, 2007 the Company’s shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he was granted 80,000 options in four equal annual tranches (pro-rated for any part of the Calendar year). The options were in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The options vested on a quarterly basis. The exercise price of the options was $11.925, which was equal to the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised options expire after five years from their respective grant date.

In December 2011, the Company’s shareholders approved a new Active Chairman Agreement with Mr. Cukierman. Pursuant to this agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 89,440 ordinary shares, and be paid a monthly cash payment of $5,000, plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service. Following approval by the shareholders in December, 2011, the cash fees for 2011 were paid retroactively for the entire year. The exercise price of the options is $0.95 and they vest and become exercisable in 16 equal quarterly installments of 5,590 options each. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. Additional installments vest at the end of each subsequent calendar quarter, provided that Mr. Cukierman shall hold his position as Chairman of the Board at the applicable vesting date.  Pursuant to the agreement, if Mr. Cukierman’s service to the Company is terminated by the Company for no cause then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination. Except for in the events of acceleration or termination for cause, the options are exercisable for five years from the grant date.

The options and the cash fee are in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

In 2003, the Company's audit committee and Board approved the engagement of Cukierman & Co., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the “Services Agreement”). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company's Board, and he may also be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments and by Catalyst Private Equity Partners (Israel) II L.P. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT (from February 9, 2009 until December 31, 2010, Cukierman & Co.  agreed to temporarily reduce such fee to $8,500), in addition to a success fee of 4%-6% for a consummated private placements. The Services Agreement, as supplemented, provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

For payments the Company paid and accrued pursuant to the Services Agreement in year 2011 see Note 19 to the Consolidated Financial Statements for the year ended December 31, 2011.

Agreements with Telegraph Hill Capital I, LLC (“Telegraph Hill Capital”)

Mr. Luis Gutierrez Roy, a director of the Company since October 2010, is the managing partner of Telegraph Hill Capital and may be deemed to have shared voting and dispositive power with respect to company shares held by Telegraph Hill Capital.

In September 2009, the Company entered into a service agreement with Telegraph Hill Capital, pursuant to which Telegraph Hill Capital was to provide the Company with non-exclusive private financing and business consulting services. In consideration, the Company issued to Telegraph Hill Capital warrants to purchase 14,400 ordinary shares at an exercise price of $2.75 per share. The warrants were exercisable as of February 28, 2011, and can be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the service agreement with Telegraph Hill Capital, pursuant to which Telegraph Hill Capital shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by Telegraph Hill Capital. For payments the Company paid and accrued pursuant to the Services Agreement in year 2011 see Note 19c to the Consolidated Financial Statements for the year ended December 31, 2011.

On October 5, 2010, the Company entered into a share purchase agreement with Telegraph Hill Capital for the issuance of an aggregate of 96,362 Ordinary Shares at a price per share of $3.11, or approximately $300,000 in total.  Pursuant to this agreement, Mr. Luis Gutierrez Roy was appointed to the Board of Directors.

In March 2012, the Company’s Audit Committee and Board of Directors approved an additional grant of warrants to Telegraph Hill Capital to purchase 14,400 ordinary shares. The grant is subject to the Company's shareholder approval. The warrants' exercise price, if approved, will be equal to the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' approval. The warrants will be exercisable for 3 years from their date.

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

August 2009 Private Placement

In August 2009, the Company closed a $2.4 million Convertible Loan Financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P (For more details on the aforementioned loan financing see “Item 5B. Liquidity and Capital Resources”). In connection with certain lenders participating in this transaction, BOS paid $40,000 to Cukierman & Co., equaling 6% of the investment amount, as placement fees. Placement fees in respect of Catalyst and SITA, in amount of $61,800 were credited to the accounts of these lenders.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000. On May 18, 2006, at the recommendation of the Audit Committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law. On December 20, 2011, following a recent amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law. In addition, under the new indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C.          Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.         Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries continued operations from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2011	$6,433,000	19%
2010	$5,635,000	19%
2009	$3,112,000	12%

Legal Proceedings

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149,000 (approximately $42,000). The Company has filed its statement of  defense, and the final hearing in this case is expected to take place on September 12, 2012.

The Company's financial statements include a provision in this respect.

Dividend Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of “profits”, as defined under Israeli law. Any cash dividend in the future out of an approved enterprise will be subject to an additional tax. Currently we have no profits from an approved enterprise; hence no provision has been made for tax on future dividends.

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

Period		High ($)	Low ($)

Annual Information
2007	Annual	14.50	9.50
2008	Annual	10.25	1.15
2009	Annual	3.30	1.10
2010	Annual	3.30	0.77
2011	Annual	3.52	0.68

Quarterly Information (2010)
	First Quarter	1.45	1.12
	Second Quarter	1.43	0.93
	Third Quarter	3.30	0.77
	Fourth Quarter	3.10	1.35
	December	1.77	1.35

Quarterly Information (2011)
	First Quarter	2.68	1.36
	Second Quarter	3.52	1.9
	Third Quarter	2.73	1.1
	Fourth Quarter	1.27	0.68
	December	1.00	0.68

Monthly Information (2012)
	January	0.94	0.72
	February	0.90	0.71
	March	1.19	0.85
	April (until April 29)	1.05	0.80

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

(a) Approval of Certain Transactions under the Israeli Companies Law:

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000, as amended. See Item 6C: Board Practices above.

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

(b) Voting Rights

All holders of paid-up ordinary shares of the Company have an equal right to participate in and vote at the Company’s general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights.  Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibited voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Israeli Companies Law or the Company’s Articles of Association (Article 14.3). For applicable provisions of the Israel Companies Law, see Item 6C: Board Practices.

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

4.             Modification of Rights of Holders of Stock:

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

5.            Annual General Meetings and Extraordinary General Meetings:

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

6.	Limitations on the rights to own securities:

There are no limitations on the rights to own the Company’s securities, including the rights of non-residents or foreign shareholders to do so.

7.	Change of Control:

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval isn’t required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Israeli Companies Law, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar by each merging company.

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

Under the Israeli Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Israeli Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, and a majority of the offeree shareholders not having a personal interest accepted the offer, all of the shares will transfer to the ownership of the purchaser. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, the acquirer may stipulate in the tender offer that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

8.	Disclosing Share Ownership:

The Company has no bylaw provisions governing the ownership threshold, above which shareholder ownership must be disclosed.

10C.       Material Contracts

All material contracts have been described in detail throughout this form, wherever applicable.

10D.       Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011, and was scheduled to gradually decline to 18% by 2016. However, this scheduled decline in corporate tax rates was repealed with the enactment of the Law for Tax Burden Reform (Legislative Amendments), 2011 in Israel in late 2011 and instead the corporate tax rate will revert to 25% in 2012 and thereafter.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our US subsidiary will generally be subject to applicable federal, state and local taxation.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate that will apply to us.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.

According to the Inflationary Adjustments Law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI. In February 2008, the “Knesset,” the Israeli parliament, passed an amendment to the Inflationary Adjustments Law, which limits the scope of the law. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the Inflationary Adjustments Law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non- U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15% for the taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

We believe that we were not a PFIC for our 2011 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

Item 11:  Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk. We have purchased forward contracts but do not use derivative financial instruments for speculative trading purposes.

Foreign currency exchange rate risk:

The results of operation and financial position of Dimex, whose functional currency is NIS, have been translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements, exposing us to currency translation risk.

In addition, we are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the NIS. In periods when the U.S. dollar devaluate against this currency, our reported results of operations may adversely affected. The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. From time to time, the Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. As of December 31, 2011, the notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies and to sell Euros for foreign currencies was $1.6 million, and €280,000. Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk.

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel and in the Far East. The Company generally does not require collateral, however most of the Company's customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd., and in certain circumstances, the Company may require letters of credit, guarantees, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2011 and December 31, 2010:

	December 31
	2011	2010
Americas	$136,000	$490,000
Europe	152,000	56,000
Far East	724,000	166,000
Israel and others	7,495,000	7,007,000

	$8,507,000	$7,719,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to loans that carry variable interest.

A material change in interest pay on our loans may have an effect on the Company’s financial results and cash flow.

Bank Risk

The Company manages its loans mainly in Bank Leumi and Bank Hapoalim, which provides credit to the Company and its Israeli subsidiaries. In case of the termination or expiration of our credit lines, a deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

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

(b)  Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

(c)  Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2011, that have materially affected or are reasonably likely to materially affect these controls.

(d)  Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2011, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:  [Reserved]

Item 16A: Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. David Golan and Mr. Ronen Zavlik, members of the audit committee, are “audit committee financial experts”, as defined by the applicable SEC regulations.

All the members of the Audit Committee are “independent” under the applicable SEC and Nasdaq regulations. The experience of each member is listed under Item 6A.

Item 16B: Code of Ethics

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code is posted on our website and may also be obtained, without charge, upon a written request addressed to the Company’s investor relations department.

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2010 and 2011 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2010 and 2011:

	Year Ended December 31, 2011		Year Ended December 31, 2010
	Amount	Percentage	Amount	Percentage
Audit Fees	$73,000	88%	$91,000	90%
Tax Fees (1)	$10,000	12%	$10,000	10%
Total	$83,000	100%	$101,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to annual tax reports.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2011.

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:  Corporate Governance

Not applicable.

Item 16H:  Mine Safety Disclosures.

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firms	F-2 – F-3
Consolidated Balance Sheets	F-4 – F-5
Consolidated Statements of Operations	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements	F-10 – F-47

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were furnished under Form 6-K on March 31, 2012.

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

1.2	Articles of Association, as amended (incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on January 31, 2011).

4.1
Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Annex A of the Company’s Proxy Statement on Form 6- K, filed  on November 9, 2011).

4.2
Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).

4.3
M&A Addendum to the Services Agreement, as of August 22, 2004, by and among Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).

4.4
Business Development Addendum to the Services Agreement, as of May 24, 2010, by and among Cukierman & Co. Investment House Ltd., BOS-Dimex Ltd., BOS-Odem Ltd. and the Company. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.5	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11650).

4.6
Asset Purchase Agreement dated as of the January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.7
Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated Mar 23, 2009  (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form F-3 No. 333-152020).

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

4.10*	Agreement by and between the Company and Dimex Systems dated November 9, 2011; Amendments to Warrants issued by the Company to Dimex Systems.

4.11
Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Company. Form of Warrant issued by the Company to certain lenders. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.12*	Form of Agreement by and among certain lenders and the Company (Conversion Amendments); Form of Amendment to Warrant issued by the Company to certain lenders.

4.13*
Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked); Form of Subordination Letters of BOS-Dimex Ltd. and of BOS-Odem Ltd.; and B.O.S Better Online Solutions Ltd. Subordination Letter.

4.14*	Bank Hapoalim Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings by BOS-Dimex Ltd., BOS-Odem Ltd. and the Company.

4.15
Share Purchase Agreement dated as of October 4, 2010 between the Company and Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2011).

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

101*
The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner Chief Executive Officer	Eyal Cohen Chief Financial Officer

Date: April 30, 2012

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2009 financial statements of BOS - Supply Chain Solutions (Lynk) Inc., a wholly-owned U.S. subsidiary, which statements reflected total assets constituting 19% of the consolidated totals as of December 31, 2009 and total revenues constituting 0% of the related consolidated totals for 2009. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for BOS - Supply Chain Solutions (Lynk) Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors (for the year ended December 31, 2009), provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors (for the year ended December 31, 2009),, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29 , 2012	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of BOS - Supply Chain Solutions (Lynk) Inc.

We have audited the consolidated statements of income, stockholders' equity (deficit), and cash flows of BOS - Supply Chain Solutions (Lynk) Inc. ("the Company") and subsidiaries for the year ended December 31, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of BOS- Supply Chain Solutions (Lynk) Inc. and subsidiaries for the year in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC

New York, NY

March 29, 2012

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$411	$703
Trade receivables (net of allowance for doubtful accounts of $ 115 and $ 44 at December 31, 2011 and 2010, respectively)	8,507	7,884

Other accounts receivable and prepaid expenses (Note 3)	744	1,183
Inventories (Note 5)	4,020	5,125

Total current assets	13,682	14,895

LONG-TERM ASSETS:
Severance pay fund	41	47
Bank deposits	427	-
Investment in other company (Note 6)	68	107
Other assets	23	161

Total long-term assets	559	315

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	1,166	1,135

OTHER INTANGIBLE ASSETS, NET (Note 8)	540	1,512

GOODWILL (Note 9)	4,122	4,438

	$20,069	$22,295

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 10)	$7,496	$7,778
Trade payables	4,165	4,317
Employees and payroll accruals	553	735
Deferred revenues	550	639
Accrued expenses and other liabilities (Note 11)	994	1,040

Total current liabilities	13,758	14,509

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 12)	1,530	394
Income tax accruals (Note 16)	273	488
Accrued severance pay	163	167
Convertible note (Note 13)	-	2,460
Liability to Dimex Systems (Note 13)	747	564

Total long-term liabilities	2,713	4,073

COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

SHAREHOLDERS' EQUITY (Note 15) (*):
Share capital:
Ordinary shares of NIS 20.00 nominal value: Authorized; 10,000,000 and 7,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 4,467,924 and 2,752,517 shares at December 31, 2011 and 2010, respectively	23,065	13,959
Additional paid-in capital	51,093	56,805
Accumulated other comprehensive profit (loss)	(243)	52
Accumulated deficit	(70,317)	(67,103)

Total shareholders' equity	3,598	3,713

Total liabilities and shareholders' equity	$20,069	$22,295

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner Chief Executive Officer	Eyal Cohen Chief Financial Officer

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2010	2009

Revenues	$33,434	$30,187	$25,467
Cost of revenues	26,481	22,668	19,741
Inventory write offs	443	36	2,235

Gross profit	6,510	7,483	3,491

Operating costs and expenses:
Research and development, net	403	372	360
Sales and marketing	4,273	4,068	5,426
General and administrative	2,252	1,786	2,004
Impairment of goodwill and other intangible assets (Notes 8, 9)	555	-	383

Total operating costs and expenses	7,483	6,226	8,173

Operating Profit (loss)	(973)	1,257	(4,682)
Financial expenses, net (Note 17a)	(2,241)	(961)	(606)
Other expenses, net (Note 2g)	(172)	(120)	(409)

Income (loss) before taxes on income	(3,386)	176	(5,697)
Tax benefit (taxes on income) (Note 16)	172	(5)	(329)

Income (loss) from continuing operations	(3,214)	171	(6,026)
Loss from discontinued operations (Note 1e)	-	(806)	(3,075)

Net loss	$(3,214)	$(635)	$(9,101)

Basic and diluted net earnings (loss) per share from continuing operations (Note 17b) (*)	$(1.14)	$0.07	$(2.32)

Basic and diluted net loss per share from discontinued operations (Note 17b) (*)	$-	$(0.31)	$(1.18)

Basic and diluted net loss per share (Note 17b) (*)	$(1.14)	$(0.24)	$(3.50)

(*)	All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares (*)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss) (**)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
Balance at January 1, 2009	2,605,592	$13,159	$55,830	$(378)	$(57,367)		$11,244
Issuance of Ordinary shares for options exercised	12,567	66	(66)	-	-		-
Issuance expenses	-	-	(17)	-	-		(17)
Issuance of warrants related to convertible note	-	-	646	-	-		646
Share-based compensation expense	-	-	649	-	-		649
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	168	-	$168	168
Unrealized gain related to available for sale securities				54	-	54	54
Net loss	-	-	-	-	(9,101)	(9,101)	(9,101)
Total comprehensive loss						$(8,879)
Balance at December 31, 2009	2,618,159	13,225	57,042	(156)	(66,468)		3,643

Issuance of Ordinary shares for options exercised	37,996	201	(201)	-	-		-
Issuance of shares related to the private placement (net of $35 issuance expenses)	96,362	533	(268)	-	-		265
Issuance of warrants related to convertible note	-	-	15	-	-		15
Share-based compensation expense	-	-	217	-	-		217
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	262	-	$262	262
Realized gain related to available for sale securities				(54)	-	(54)	(54)
Net loss	-	-	-	-	(635)	(635)	(635)
Total comprehensive loss						$(427)

Balance at December 31, 2010	2,752,517	13,959	56,805	52	(67,103)	-	3,713
Issuance of Ordinary shares for options exercised	33,442	195	(195)	-	-	-	-
Issuance of Ordinary shares related to an inducement of a convertible note	1,681,965	8,911	(5,772)	-	-	-	3,139
Extension of warrants related to convertible note	-	-	86	-	-	-	86
Share-based compensation expense	-	-	169	-	-	-	169
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(295)	-	$(295)	(295)
Net loss	-	-	-	-	(3,214)	(3,214)	(3,214)
Total comprehensive loss	-	-	-		-	$(3,509)

Balance at December 31, 2011	4,467,924	$23,065	$51,093	$(243)	$(70,317)		$3,598

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.
(**)
December 31, 2009 balance includes both foreign currency translation adjustments and unrealized gains related to available for sale securities. December 31, 2010 and December 31, 2011 balance includes only foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net loss	$(3,214)	$(635)	$(9,101)
Loss from discontinued operations	-	806	3,075

Net profit (loss) from continuing operations	(3,214)	171	(6,026)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	656	611	596
Inventory write off	443	36	2,235
Impairment of goodwill and intangible assets	555	-	383
Capital loss from sale of investment in other company	-	7	-
Impairment of available for sale securities	156	-	304
Impairment of investment in other company	39	111	53
Severance pay, net	5	-	(160)
Share-based compensation expenses related to employees, directors and service providers	169	217	649
Amortization of discount on convertible note	202	225	108
Accrued interest on long-term convertible notes	230	196	104
Inducement expenses of convertible note	760	-	-
Revaluation of fair value related to extension of warrants as part of an Inducement of a convertible note	86
Decrease (increase) in trade receivables, net	(1,045)	(417)	2,897
Change in income tax accruals	(199)	52	343
Decrease (increase) in other accounts receivable and other assets	363	(114)	(155)
Decrease (increase) in inventories	506	138	(66)
Increase (decrease) in trade payables	(46)	332	(818)
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(31)	(105)	(426)

Net cash provided by (used in) operating activities from continuing operations	(365)	1,460	21
Net cash used in operating activities from discontinued operations	-	(176)	(1,291)

Net cash provided by (used in) operating activities	(365)	1,284	(1,270)

Cash flows from investing activities:
Purchase of property, plant and equipment	(357)	(108)	(320)
Change in long term bank deposits	(427)	-	-
Proceeds from sale of investment in other company	-	150	-
Repayment of deferred consideration for the acquisition of Dimex Systems Ltd activity	(256)	(147)	(967)

Net cash used in investing activities from continuing operations	(1,040)	(105)	(1,287)
Net cash used in investing activities from discontinued operations	-	-	(74)

Net cash used in investing activities	(1,040)	(105)	(1,361)

Cash flows from financing activities:
Proceeds from issuance of shares, net	-	265	(17)
Proceeds from (repayment of) short and long-term bank loans	1,113	(841)	(363)
Proceeds from (repayment of) long-term convertible note and warrants, net of issuance expenses	-	(28)	1,584

Net cash provided by (used in) financing activities from continuing operations	1,113	(604)	1,204
Net cash provided by (used in) financing activities from discontinued operations	-	(308)	385

Net cash provided by (used in) financing activities	1,113	(912)	1,589

Increase (decrease) in cash and cash equivalents	(292)	267	(1,042)
Increase (decrease) in cash and cash equivalents from discontinued operations	-	(128)	359
Cash and cash equivalents at the beginning of the year	703	564	1,247

Cash and cash equivalents at the end of the year	$411	$703	$564

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2010	2009

	Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$572	$463	$538
	Income tax	$2	$2	$1

(ii)	Non-cash activities:

	Conversion of payable into long-term convertible debentures	$-	$161	$675
	Deferred charges related to convertible note	$-	$-	$62
	Sale of investment in other company	$-	$150	$-
	Purchase of property and equipment	$-	$-	$47
	Inducement of a convertible note into share capital	$2,523	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC. Effective as of May 12, 2009, the Company's ordinary shares were delisted from trade on the Tel-Aviv Stock Exchange ("TASE"). Following the delisting of the Company's shares from the TASE, the Company is not subject to reporting requirements in Israel, under the Israeli Securities Law.

On  January 17,  2012,  the Company  received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) advising the Company that it has failed to comply with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rules (see Note 20a)

b.
In the year ended December 31, 2011, the Company incurred a loss of $3,214 and generated negative cash flow from current operations amounting to $365. Due to the above, the Company's cash and cash equivalent decreased from $703 as of December 31, 2010 to $411 as of December 31, 2011. In addition, long-term bank loans increased by $1,136 during fiscal year 2011.In view of the above, the Company has implemented an overall efficiency plan, including: a conversion of the convertible note as described in note 13 and a reduction in workforce. The Company expects to meet its bank covenants through December 31, 2012 and believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months.

c.	All share and per share data in this report is reported after giving effect to the 1 for 5 reverse split that occurred on January 12, 2010 (see Note 15).

d.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment (see Note 18).

The Company's wholly-owned subsidiaries include:

In Israel:

(1)	BOS-Dimex Ltd. (previously "Dimex Solutions Ltd"), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection.

BOS-Dimex Ltd. purchased in March 2008 all of the assets and activities of Dimex Systems Ltd.; and its wholly-owned subsidiary, Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008, purchased all of the assets and activities of Dimex Hagalil Ltd. ; and

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronics components and advance technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Quasar Telecom (2004) Ltd. ("Quasar Telecom"), which is inactive.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

In the United States:

(1)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments;

(2)
BOS - Supply Chain Solutions (Lynk) Inc., a Delaware Corporation ("Lynk"), and its subsidiaries BOS-Supply Chain Solutions Inc. (Summit) Ltd. ("Summit"), Pacific Information Systems, Inc. ("PacInfo"), a Delaware corporation and PacInfo's subsidiary Dean Tech Technologies Associates, LLC., a Texan corporation ("Dean Tech"). Both of Pacinfo and Dean Tech are no longer active. On November 23, 2010 the Company announced that its two U.S. subsidiaries that are part of its Supply Chain division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. Lynk's case was closed on March 4, 2011.

(3)	BOS Delaware Inc., a Delaware corporation, which ceased operations in 2002.

In Europe:

BOS-Dimex has a UK subsidiary, Better On-Line Solutions Ltd. Since 2002, this company and its subsidiary, Better On-Line Solutions S.A.S that is incorporated in France, are not active.

In addition, the Company holds shares in two other companies:

(1)
Surf Communication Systems Ltd. ("Surf") that is a developer and global supplier of universal access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. As of December 31, 2011, the Company holds 6.2% of the outstanding shares of Surf (see Note 2f).

(2)
New World Brands Inc. (OTCQB: NWBD) ("NWB"), a U.S. public corporation. The Company's holdings in NWB were received as the consideration for the sale of the Company's communication segment. As of September 30, 2010 (the last time NWB filled a financial report), the Company holds 12.8% of the outstanding shares of NWB (see Note 2f).

e.	Discontinued operations:

The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

1.
In February 2009, the Company sold its OptimizeIT product and related Intellectual Property (following the Company's decision in December 2008 to cease the operation of this product line) in consideration for $ 70 plus contingent royalties amounting to 7.5% of future revenues until the earlier of: (i) payment of $ 1,500 or (ii) the lapse of forty-two months from February 2009. As of December 31, 2011, no income from royalties was recorded.

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

Summarized selected financial information of the discontinued operations are as follows:

	Year ended December 31,
	2011	2010	2009

Revenues	$-	$8,338	$8,615
Cost of revenues	-	6,990	7,704

Gross profit	-	1,348	911

Impairment of goodwill		-	835
Total operating costs and expenses	-	1,487	2,705

Operating loss	-	(139)	(2,629)
Financial expenses, net	-	(213)	(232)
Other expenses, net (*)	-	(496)	-

Loss before taxes on income	-	(848)	(2,861)
Tax benefit (taxes on income)	-	42	(214)

Net loss	$-	$(806)	$(3,075)

(*)	Other expenses include $ 554 related to the write off of net assets and liabilities related to discontinued operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, provision for inventory, revenue recognition, tax assets and tax positions, legal contingencies, stock-based compensation costs, and assumptions utilized in troubled debt restructuring. Actual results could differ from those estimates.

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

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.  During 2011, 2010 and 2009, inventory write-offs of $ 443, $ 36 and $ 2,235, respectively, have been recorded and presented in the consolidated statements of operations.

f.	Investment in other companies:

1.	Investment in NWB and QMX:

The Company accounts for its holdings in NWB shares as available for sale in accordance with ASC 320, Investments - Debt And Equity Securities ("ASC 320"). Unrealized gains and losses, net of the related tax effect are included in other comprehensive loss. In January 2009, Qualmax was merger with and into NWB , and holdings in  Qualmax were converted into shares of NWB.

Prior to this merger, the investment in Qualmax, which was traded on the Pink Sheets, was presented at cost according to ASC 325-20, Cost Method Investments ("ASC 325-20") due to no trading volume in the Qualmax shares.

Management evaluates investments in other companies for evidence of other-than- temporary declines in value. The Company recognizes an impairment charge when a decline in the fair value of its marketable securities below the cost basis is presumed to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the marketable securities for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other than- temporary, then an impairment loss equal to the difference between the marketable securities' carrying amount and its fair value is recognized. Accordingly, during 2011, 2010 and 2009, an impairment loss, due to other-than-temporary decline in fair value, of $ 156, $ 0 and $ 304, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC. and recorded a capital loss of $7. The Company sold 61,441,827 shares of common stock of NWB (the "Shares") and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010 (the "Warrants"). The consideration for the Shares and Warrants was $ 300 of which $ 150 was paid in March 2010 and the remaining $ 150 plus annual interest of 4% were to be paid in twelve monthly installments commencing March 2011. The Shares and Warrants were delivered to an escrow agent, to be released to the Buyer upon full payment of the Remaining Debt. In May 2011, the buyer notified the Company that it will not pay the remaining debt, and the shares and warrants were released back to the Company. As of December 31, 2011 the Company recognized other-than-temporary loss of $156, reflecting that the investment in NWB was fully impaired.

2.	Investment in Surf:

The Company's holding in Surf (a private company) as of December 31, 2011 is 6.2% of Surf's issued and outstanding shares. The Company's investment in Surf is accounted for based on the cost accounting method. During 2011, 2010 and 2009, an impairment loss, due to other-than- temporary decline in fair value, of $ 39, $ 111 and $ 53, respectively, has been recorded and presented in other expenses, net in the consolidated statements of operations.

The Company's investment in Surf is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with ASC 325-20.

g.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period of the lease or the life of the assets)
Motor vehicles	15
Real estate	4

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value of the assets. During 2011 the Company recognized an impairment loss of $555 related to a brand name and customer list.  of which  $470 were attributed to the Supply Chain segment and $85 were attributed to the RFID and Mobile solutions segment. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital ("WACC").
During 2010 and 2009, no impairment losses have been identified.

i.	Goodwill:

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

The reporting units of the Company for purposes of the impairment test are: the Company's RFID and Mobile solutions segment, and the Supply Chain segment, as these are the components of the business for which discrete financial information is available and the segment management regularly reviews the operating results of those components.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In order to determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions. The Company determined the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2011 were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The Company corroborates the fair values using the Market Approach. The Company evaluates the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allows the Company to consider market expectations in corroborating the reasonableness of the fair value of its reporting units. In addition, the Company compares its market capitalization, including an estimated control premium that an investor would need to pay for a controlling interest in the Company, to the fair value of the Company based on a third-party valuation study. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. The Company's reconciliation of the gap between its market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

Testing Results:

During 2011 and 2010, no impairment losses have been identified.

During 2009 impairment losses in the amount of $ 383 were recorded and attributed to the Supply Chain solutions reporting unit.

j.	Research and development costs:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Severance pay:

The Company's liability for severance pay for some of the Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is not under the Company's control, thus neither an asset nor a liability were recorded regarding these policies.

The Company has one general deposit fund. The value of the deposited funds includes profits, and is recorded as an asset in the Company's balance sheet.

The Company's payroll includes employees regarding whom its liability for severance pay is calculated pursuant to article 14 of Israel's Severance Pay Law. The Company currently deposits the corresponding amounts required in accordance with article 14 to the relevant pension funds. These amounts will be released to the applicable employees upon termination of employment and this substitutes the obligation described above, to pay severance based on the most recent salary of the employee multiplied by the number of years of employment. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company's control.

Severance expenses for 2011, 2010 and 2009 amounted to $ 242, $ 137 and $ 263, respectively.

l.	Revenue recognition:

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

Revenues from maintenance and support services related to the license are recognized ratably over the period of the support contract.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.  This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met.

The Company's revenue recognition policies provide that, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

Because the Company has neither VSOE nor TPE for its deliverables, the allocation of revenue has been based on the Company’s BESP. Amounts allocated to the deliverables are recognized at the time of sale provided the other conditions for revenue recognition have been met.

The Company’s process for determining its BESP considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. A key factor considered by the Company in developing the BESP for its products is the gross margins acceptable in the industry in which the Company operates. The Company may also consider additional factors as appropriate.

The adoption of the amendment to ASC 605-25 did not have a material effect on the Company's consolidated financial position or results of operations.

In addition, in cases that product arrangement is bundled with a separately priced extended warranty that fall under the scope of  ASC 605- 20-25-1 through 25-6, revenues from the extended warranty are deferred and recognized ratably over the extended warranty period.

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

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is- more- likely- than- not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.. During the year ended December 31, 2011, the Company recorded tax income of $261 in regard to a decrease of uncertain tax position. During the years ended December 31, 2010 and 2009  the Company recorded tax expenses of $ 67 and $421, respectively in regard to uncertain tax positions.

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and other accounts receivable.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, America, the Far East and Europe. The Company generally does not require collateral; however most of the Company's customer outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd. In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Derivative financial instruments:

The Company's Derivatives are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133 and SFAS161).

Those derivatives consist primarily of forward contracts the Company uses to hedge the Company's exposure to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets or liabilities and measures those instruments at fair value. The derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133 and SFAS161). Therefore, the Company recognizes changes in the fair values of the derivatives in its statement of income in financial income, net, at the same period as the remeasurement of gain and loss of the related foreign currency denominated assets and liabilities.

As of December 31, 2011, the notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies and to sell Euros for foreign currencies was $ 1,600 and €280. The Company recorded the fair value of derivative liability in the amount of $ 67 in accrued expenses and other liabilities.

p.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (loss) per share are calculated based on the weighted average number of ordinary shares outstanding during each year, plus the potential dilution to ordinary shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of ordinary shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 1,524,610 , 1,442,339 and 1,333,370 for the years ended December 31, 2011 , 2010 and 2009, respectively.

q.	Accounting for share-based compensation:

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

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option terms. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2011 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2011	2009

Risk-free interest	1.17%	1.45%
Dividend yields	0%	0%
Volatility	96%	77%
Expected option term	3.83 years	3.46 years
Forfeiture rate	24%	15%

No options were granted during 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2011, 2010 and 2009, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2011	2010	2009

Selling and marketing	$8	$39	$377
General and administrative	161	178	252

Total stock-based compensation expense	$169	$217	$629

The Company applies ASC 718 and ASC 505-50 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services.

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short term loans and trade payables approximate their fair value due to the short-term maturities of such instruments. The carrying amounts of long-term loans approximate their fair value.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 are comprised of foreign currency forward contracts (See Note 4).

Assets measured at fair value on a non-recurring basis as of December 31, 2011 are Investment in shares of a cost method investee and intangible assets that were written down to their fair value as a result of an impairment loss.

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

s.	Reclassification:

Certain 2010 figures have been reclassified to conform to the 2011 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

t.	Impact of recently issued accounting pronouncements :

In May 2011, the FASB issued ASU 2011-04 to amend ASC 820, “Fair Value Measurement.” The amendment requires companies to disclose the valuation techniques and inputs used to develop the measurements for assets and liabilities that are measured at fair value on a recurring or nonrecurring basis in the statement of financial position after initial recognition.  For recurring fair value measurements using significant unobservable inputs (Level 3), companies are required to disclose the effect of the measurements on earnings (or changes in net assets) or other comprehensive income for the period. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05 (an amendment to ASC  220—"Presentation of Comprehensive Income"), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company’s adoption of ASU 2011-05 will not have an impact on its financial statements.

In September 2011, the FASB issued ASU 2011-08, (an amendment to ASC 350, "Intangibles—Goodwill and Other"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company’s adoption of ASU 2011-08 is not expected to have an impact on its financial statements.

In December 2011, the FASB issued ASU. 2011-12 (another amendment to ASC 220), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

By component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company’s adoption of ASU 2011-12 will not have an impact on its financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2010

Government authorities	$92	$213
Advances to suppliers	411	536
Prepaid expenses	172	57
Deferred expenses attributed to software projects	52	146
Receivable in respect of investment sale	-	127
Derivative asset	-	63
Other	17	41

	$744	$1,183

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to a ($ 67) liability and a $ 63 asset as of December 31, 2011 and 2010, respectively.

As of December 31, 2011, the Company's investment in Surf (a cost method investee) was measured at fair value of $ 68, on a nonrecurring basis, due to other–than-temporary impairment of $ 39. The fair value was determined based on the price set at a new equity financing round raised by the investee in 2010 and was classified as Level 2 in the ASC 820 hierarchy (i.e., quoted price of identical asset in a non-active market).

NOTE 5:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$189	$135
Finished goods	3,831	4,990

	$4,020	$5,125

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN OTHER COMPANIES

The Company's investments in companies comprise of an investment in Surf Communication Systems Ltd.:

	December 31,
	2011	2010

Cost net of cumulative impairment losses	$68	$107

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2011	2010

Cost:

Computers and software	$2,107	$2,197
Office furniture and equipment	1,037	1,027
Leasehold improvements and real estate	1,408	1,417
Motor Vehicles	365	205
	4,917	4,846

Accumulated depreciation:

Computers and software	2,002	2,024
Office furniture and equipment	615	594
Leasehold improvements and real estate	942	930
Motor vehicles	192	163

	3,751	3,711

Depreciated cost	$1,166	$1,135

Depreciation expenses amounted to $ 280, $ 241 and $ 199 for the years ended December 31, 2011, 2010 and 2009, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

	December 31, 2011	Weighted average amortization period	December 31, 2010	Weighted average amortization period

Cost:

Backlog	$27	-	$29	-
Technology	226	-	226	-
Brand name	670	4.1	722	5.1
Customer list	2,450	2.5	2,483	3.5

	3,373		3,460

Accumulated amortization and depreciation:

Backlog	27		29
Technology	226		226
Brand name	411		259
Customer list	2,169		1,434

	2,833		1,948

Amortized cost	$540		$1,512

Intangible assets are amortized based on the straight line method for their remaining useful life.

Amortization expenses amounted to $ 931 (including impairment of $ 555 regarding the customer list and brand name), $ 369 and $ 397 for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated amortization expenses for the years ended:

December 31,

2012	$180
2013	180
2014	110
2015	63
2016	47

$540

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	GOODWILL

Goodwill attributed to operating reporting units for the years ended December 31, 2011 and 2010 is as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Total

Balance as of January 1, 2010	$4,172	$-	$4,172

Foreign currency translation adjustments	266	-	266

Balance as of December 31, 2010	4,438	-	4,438

Foreign currency translation adjustments	(316)	-	(316)

Balance as of December 31, 2011	$4,122	$-	$4,122

In accordance with ASC 320, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed and tested for impairment at least annually and whenever events or circumstances occur which indicate that goodwill might be impaired (see Note 2i). Impairment of goodwill is tested at the Company's reporting unit level by comparing the carrying amount, including goodwill, to the fair value. In performing the analysis, the Company uses the best information available, including reasonable and supportable assumptions and projections and expert opinion. If the carrying amount of the Company exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company performed an annual impairment test on December 31, 2011 and no impairment loses were recorded.

During the second quarter of 2009, the Company performed an impairment test as a result of the overall global economic conditions and determined that goodwill related to the Supply Chain Solutions reporting unit, in the amount of $383, was fully impaired.

The annual goodwill impairment tests for the RFID and Mobile solutions segment performed on December 31, 2009 and December 31, 2010 did not result in any impairment charges.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHORT-TERM BANK LOANS AND CURRENT MATURITIES

	Weighted interest rate as of December 31, 2011	December 31,
Loan currency	%	2011	2010

NIS	7.25	$3,904	$5,473
	$5.49	2,932	1,804

		6,836	7,277
Current maturities	5.8	660	501

		$7,496	$7,778

The repayment of the Company's bank debt (to Bank Leumi) is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of its Israeli subsidiaries. The loan terms restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. In addition, the Company and its Israeli subsidiaries entered into a series of inter-company guarantees in favor of the bank.

The Bank Leumi loan agreements contained various financial covenants which required that the Company maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi, in which they undertook revised covenants for year 2010. There were no Bank Leumi covenants related to short term loans applicable for the fiscal year 2011.

NOTE 11:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2010

Government authorities	$275	$514
Professional services	196	145
Derivative liability	67	-
Liability to Dimex Systems (see Note 13)	301	301
Other	155	80

	$994	$1,040

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM BANK LOANS, NET OF CURRENT MATURITIES

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2011	December 31,
Loan currency	%	2011	2010

NIS	5.8 (Prime plus 0 - 2.2)	$2,190	$895

		2,190	895
Less - current maturities	5.8	660	501

		$1,530	$394

Bank Leumi debt amounted to $367 and $870 in December 31, 2011 and December 31, 2010, respectively.The repayment of the Company's bank debt to Bank Leumi is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of its Israeli subsidiaries. The loan terms restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. In addition, the Company and its Israeli subsidiaries entered into a series of inter-company guarantees in favor of the bank.

The Bank Leumi loan agreements contained various financial covenants which require that the Company maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi, in which they undertook revised covenants for year 2010. There were no Bank Leumi covenants applicable for the fiscal year 2011.
Bank HaPoalim debt amounted to $1,714 and $25 in December 31, 2011 and December 31, 2010, respectively.

The repayment of the Company's bank debt to Bank HaPoalim is not secured, except by long term bank deposits in the amount of $427. The Bank HaPoalim loan agreements contain various financial covenants which require that the Company's Israeli subsidiaries maintain certain financial ratios and level of profitability. As of December 31, 2011 the Company did not meet the bank HaPoalim covenants of financial ratios and profitability. However, the Company received a written waiver from Bank HaPoalim, under which, the Bank agreed, under certain conditions, to waive the failure of the Company to meet these financial covenants in 2011.

b.	The Company loans (from both Bank Leumi and Bank HaPoalim) mature in the following years subsequent to the balance sheet dates:

2012 (Current maturities)	$660
2013	397
2014	437
2015	385
2016	311

$2,190

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	LONG-TERM CONVERTIBLE NOTE

On August 20, 2009, the Company entered into a $ 2,400 convertible loan financing ("Convertible Loan Financing") with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management. The financing proceeds were to be used mainly for working capital. The financing consisted of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company was to repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. Each lender was entitled to demand the immediate repayment in cash of its respective portion of the convertible loan amount, upon the occurrence of Events of Default, as stipulated in the Convertible Loans Agreement. In case of a Default, the Company undertook to pay the lenders the entire convertible loans amount due to them and any accrued interest. The loan conversion rate was $ 3.25 per ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan was convertible. The warrants were exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $ 2.75. The fair values of the warrants were calculated based on the Black-Scholes option pricing model, amounted to approximately $ 646 and are recorded as a component of shareholders' equity (as the warrants were exercisable into a fixed number of shares at a fixed exercise price and the Company has a sufficient amount of authorized shares as required by ASC 815-40).  In addition, the lenders received certain registration rights (on the Company's best effort). In November 2009, as part of a separation agreement between the Company and Shalom Daskal, the Company repaid to Mr. Daskal $50 of convertible loan he had previously extended to it.

In connection with the Convertible Loan Financing, the Company accumulated in 2009 and 2010 deferred costs in the amount of $150 and $ 172, respectively, which were recorded in long-term assets and which will be amortized over the period of the convertible note.

In March 2009, the Company entered into an amendment to the Dimex Systems Asset Purchase Agreement ("the 2009 restructuring"), whereby it has revised the schedule of remaining payments of NIS 10 then still owed by the Company to Dimex Systems. The amendment to the agreement provided for a NIS 3.5 million payment in March 2009, NIS 4 million to be paid in 6 equal monthly installments each, starting on January 15, 2010, and the remaining approximately NIS 2.5 million (equivalent to $675) was converted into a convertible note as part of the aforementioned ConvertibleLoan Financing.

On February 4, 2010, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement of January 2008 ("the 2010 restructuring"), whereby it has revised the schedule of remaining payments of NIS 4 million then still owed by the Company to Dimex Systems. The amendment to the agreement provided for: (1) payment of NIS 300 in February 2010 (2) NIS 3.1 million to be paid in equal monthly installments commencing July 2010 through December 2013 (including a five months grace period) which bears 8% interest per annum (3) Warrants to purchase 69,096 of the Company's ordinary shares which are exercisable, in whole or in  part, through December 2013 at an exercise price per ordinary share of $ 3.25 on or before August 3, 2011 and thereafter at an increased exercise price of  $ 4.00 per ordinary share, and (4) NIS 600 (equivalent to $ 161) were converted into a long-term convertible note with identical terms to the aforementioned convertible note issued in August 2009.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	LONG-TERM CONVERTIBLE NOTE (Cont.)

The Company has accounted for the restructured debts to Dimex Systems under the criteria of ASC 470-60, "Troubled Debt Restructurings by Debtors".

The new effective borrowing rate of the 2010 restructured debt was lower than the effective borrowing rate of the old debt immediately prior to the 2010 restructuring and immediately prior to the 2009 restructuring.

Therefore, the Company concluded that the creditor has granted a concession and the restructuring of the debt is within the scope of ASC 470-60. As of the dates of the 2009 and 2010 restructuring, the Company calculated the effective borrowing rate on the debt (the new effective borrowing rate is the discounted rate that equates the present value of the future cash payments specified by the new terms of the restructured debt, with the carrying amount of the payable and includes the fair value of the warrants granted in conjunction with the aforementioned restructurings). The new effective interest rate as of the 2010 restructuring date and as of December 31, 2010 was an annual rate of 11%.

On December 21, 2011, the Company amended the terms of the convertible loan conversion agreements (the "Conversion Agreements”) with its convertible debt lenders (the "Lenders"). According to the amended Conversion Agreements, $2,523 of the former Convertible Loan Financing ($2,093 principal and $430 accrued interest) was converted into 1,681,965 ordinary shares (reflecting a reduced conversion price of $1.5 per ordinary share, instead of the $3.25 conversion price under the original agreement). In addition, warrants to purchase 643,984 shares that had been issued to the Lenders were extended by two years until July 2014 and February 2015, with no change to the exercise prices.

The remaining convertible loan of $501 (the "Deferred Loan" or the "2011 restructuring") shall remain outstanding, and will bear reduced interest rate of 4% (instead of 8% according to the original agreement with Dimex Systems). The Deferred Loan will no longer be convertible. The Deferred Loan will be repaid in 24 equal monthly installments commencing January 10, 2014 (instead of in two payments – in July 2012 and February 2013, according to the original agreement with Dimex Systems).

The Company accounted for the outstanding amount of $2,523 that was converted by the holders in accordance with ASC 470-20 "Debt with Conversion and Other Options". In accordance with ASC 470- 20, an expense is recognized if and to the extent that “additional consideration is paid to debt holders for the purpose of inducing prompt conversion of the debt to equity securities (sometimes referred to as a convertible debt ‘sweetener’).”

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	LONG-TERM CONVERTIBLE NOTE (Cont.)

As a result, the application of ASC 470-20 to the exchange of existing convertible debt for common stock resulted in the recording of a non-cash “inducement” accounting charge of $616, which was a calculation of the difference between the 776,378 ordinary shares that would have been issuable to the applicable note holder under the original conversion rights that existed in the convertible notes and the 1,681,965 ordinary shares underlying the amended note, multiplied by $0.68 which was the fair market value of the Company's share as of the date of the Conversion Agreement. This non-cash charge is deemed a financing expense to extinguish the notes and it is included in the Consolidated Statements of Operations with a corresponding increase in Additional paid-in capital. The Company also recorded an additional expense of $144 related to the unamortized remaining discount and deferred charges on the convertible note.

Following the extension of the warrants as mentioned above, the Company recorded $86 financial expenses in its statement of operations, reflecting the incremental compensation caused directly from the extension.

With respect to the remaining loan amount of $501 that was not converted, the Company has accounted for the 2011 restructuring under the criteria of ASC 470-60.

The new effective borrowing rate of the 2011 restructured debt was lower than the effective borrowing rate of the old debt immediately prior to the 2011 restructuring.

Therefore, the Company concluded that the creditor has granted a concession and the restructuring of the debt is within the scope of ASC 470-60. As of the date of the 2011 restructuring, the Company calculated the effective borrowing rate on the debt (the new effective borrowing rate is the discounted rate that equates the present value of the future cash payments specified by the new terms of the restructured debt, with the carrying amount of the payable and includes the fair value of the warrants granted in conjunction with the aforementioned restructurings). The new effective interest rate as of the 2011 restructurings date and as of December 31, 2011 was an annual rate of 5.9%.

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2009 through 2011.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2011, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,304, in respect of these grants. Royalty expenses in the amount of $ 3 were recorded on such royalties during 2011 and 2010, respectively. No royalty expenses were recorded on such royalties during 2009. Commencing year 2012, there are no sales of products that were developed using funds provided by the OCS.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities (the "Marketing Fund") at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2009 through 2011.

As of December 31, 2011, the Company has an outstanding contingent obligation to pay royalties to the Marketing Fund including interest, in the amount of $ 101. No Marketing Fund royalty expenses were recorded during 2011, 2010 and 2009.

2.
The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2016. Minimum future rental payments for 2012, 2013 and 2014 are $ 105, $ 93 and $ 72, respectively.

The Company's motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2014. The maximum breach of contract fees may amount to $ 76.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2011, 2010 and 2009 amounted to $ 551, $ 563 and $ 566, respectively.

3.	Litigation

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $ 42). The Company has served a statement of defense and the last hearing in this case is expected to take place on September 12, 2012.

The Company's financial statements include a provision in this respect.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY

On January 12, 2010, the Company announced that the reverse share split which was approved in the general shareholders' meeting on December 23, 2009, has become effective prior to the opening of the market on January 12, 2010. Pursuant to the reverse split, each 5 ordinary shares, NIS 4.00 nominal value per share, was converted into one ordinary share, NIS 20.00 nominal value per share. No fractional shares were issued as a result of the reverse split. Instead, all fractional shares were rounded up to the next higher whole number of shares. All share and per share data in these financial statements and related notes are reported after the effect of the 1 for 5 reverse split.

On December 23, 2009, the Company's authorized  share capital increased from NIS 140,000,000, divided into 7,000,000 ordinary shares of NIS 20.00 nominal value each to NIS 200,000,000 divided into 10,000,000 ordinary shares of NIS 20.00 nominal value each.

a.	Private placements:

On October 5, 2010 the Company entered into a definitive private placement agreement with Telegraph Hill Capital Fund I, LLC ("THCAP") for the issuance of an aggregate of 96,362 Ordinary Shares at a price per share of $ 3.11, or approximately $ 300 in total. In addition, the Company announced that Mr. Luis Gutierrez Roy, managing partner in THCAP was appointed to its Board of Directors.

On December 21, 2011 the company announced that it has entered into agreements with its convertible debt lenders, for the amendment of their loan agreements and the subsequent conversion of their debt into the Company’s ordinary shares.
The amendments to the loan agreements provide that the amount of $2,460 of these loans was converted into the company's ordinary shares at a reduced conversion price of $1.50 per share, instead of the conversion rate of $3.25 per share set in the original loan agreements. As a result of the conversion, the company issued 1,681,965 ordinary shares.

In connection with the conversion, the term of warrants to purchase 643,982 shares that had been issued to the lenders, was extended by 2 years, until July 2014 and February 2015 (see Note 13).

The Company's outstanding warrants to shareholders as of December 31, 2011 are as follows

Outstanding and exercisable warrants	Weighted average exercise	Weighted average
as of	price of	remaining
December 31,	outstanding	contractual
2011	warrants	life (years)

619,122	$2.75	2.6
24,861	$2.75	3.1
108,363	$13.80	-

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Stock option plans:

In May 2003, the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan ("the Plan"), pursuant to which 125,000 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 200,000, and thereafter to 300,000, to 520,000, to 830,000 and in December 21, 2011 to 1,100,000. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2011 an aggregate of 446,701  of these options are still available for future grants. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company's employee and director stock option activity and related information for the year ended December 31, 2011, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	474,591	$7.69	3.26	$140
Changes during the year:
Granted	339,273	$1.72
Exercised	(33,442)	$-
Forfeited or cancelled	(281,596)	$3.94

Outstanding at December 31, 2011	498,826	$6.25	$2.91	$60

Vested and expected to vest	479,571	$6.25	2.88	$60
Exercisable at December 31,2011	401,716	$7.16	$2.71	$56

All options exercised in 2011 were granted in 2009 and included $0 exercise price.

The weighted-average grant-date fair value of options granted during the years ended December 31 2011 and 2009 was $ 1.69 and $ 1.70, respectively,(no options were granted in 2010). The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's ordinary shares on December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

Total intrinsic value of options exercised for the years ended December 31, 2011, 2010 and 2009 was $ 33, $ 62 and $ 25, respectively. As of December 31, 2011, there was $ 38 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 14 months.

No cash was received from exercise of options in the years ended December 31, 2011, 2010 and 2009.

The options granted to employees and director outstanding as of December 31, 2011 separated into ranges of exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	remaining
	outstanding	average	exercisable	contractual
	as of	remaining	as of	life of options
exercise	December 31,	contractual	December 31,	exercisable
price	2011	life (years)	2011	(years)

$0	55,144	2.00	53,644	1.91
$0.95	89,440	4.98	22,360	4.98
$2.00	36,794	4.25	36,794	4.25
$2.10	1,500	4.51	-	-
$2.48	1,500	2.14	1,000	2.14
$2.75	2,462	2.56	2,462	2.56
$3.05	6,000	1.88	4,500	1.88
$3.49	1,500	0.12	1,500	0.12
$5.00	58,640	1.11	37,610	1.52
$7.33	1,500	1.34	1,500	1.34
$7.50	1,500	1.50	1,500	1.50
$8.40	15,000	6.24	15,000	6.24
$8.57	1,500	0.22	1,500	0.22
$11.93	80,000	2.75	80,000	2.75
$12.60	62,680	4.94	62,680	4.94
$13.40	28,066	0.38	28,066	0.38
$15.00	5,600	0.81	1,600	2.64
$20.00	50,000	0.05	50,000	0.05

	498,826	2.91	401,716	2.71

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Warrants issued to service providers and debt providers:

The Company accounts for warrants issued to service providers and debt providers in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees". The fair value for these warrants was estimated at the date of grant using the Black-Scholes option pricing model. During the years 2009 and 2010 the Company granted warrants to several service and debt providers (see Note 13). No warrants were granted in 2011 to service and debt providers.

The Company's outstanding warrants to service and debt holders as of December 31, 2011 are as follows:

				Weighted average
	Warrants	Weighted	Warrants	remaining
	outstanding	average	exercisable	contractual
	as of	remaining	as of	life of warrants
exercise	December 31,	contractual	December 31,	exercisable
price	2011	life (years)	2011	(years)

$0.00	1,320	2.00	1,320	2.00
$2.50	20,000	4.59	20,000	4.59
$2.75	140,599	1.01	140,599	1.01
$3.72	69,096	2.10	69,096	2.10
$5.00	13,200	2.00	13,200	2.00
$20.20	19,482	0.97	19,482	0.97
$26.50	9,741	1.63	9,741	1.63

	273,438	1.61	273,438	1.61

NOTE 16:-	TAXES ON INCOME

a.	Change in corporate tax rate:

The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale. A temporary provision for 2006-2009 stipulated that the sale of an asset other than a quoted security (excluding goodwill that was not acquired) that had been purchased prior to January 1, 2003, and sold by December 31, 2009, is subject to corporate tax as follows: the part of the real capital gain that is linearly attributed to the period prior to December 31, 2002 is subject to the corporate tax rate in the year of sale as set forth in the Israeli Income Tax Ordinance, and the part of the real capital gain that is linearly attributed to the period from January 1, 2003, through December 31, 2009, is subject to tax at a rate of 25%.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among other things, cancels, effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In parallel with this increase in the corporate tax rate, the real capital gains tax rate and the real betterment tax rate were increasedas well.

The Law did not have a material effect on the Company's consolidated financial position or results of operations.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2011, in the amount of approximately $ 31,111. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses which may be carried forward under certain limitations.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2010
Assets in respect of:

Allowances and provisions	$195	$188
Net operating loss carry forward (1)	7,778	6,625

	7,973	6,813

Valuation allowance (2)	(7,838)	(6,461)

	135	352
Liabilities in respect of intangible assets	(135)	(352)

Net deferred tax assets (liability)	$-	$-

(1)	See Note 16b.

(2)
The Company has provided valuation allowances in 2011 on deferred tax assets resulting from tax loss carry forward and other reserves and allowances due to their history of operating losses and current uncertainty concerning the ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

d.	Tax benefit (taxes on income) is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Current	$172	$(2)	$(6)
Prior years	-	(3)	-
Deferred	-	-	(323)

	$172	$(5)	$(329)

Domestic	172	$(73)	$(323)
Foreign	-	68	(6)

	$172	$(5)	$(329)

e.	Profit (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2011	2010	2009

Domestic	$(3,429)	$228	$(5,697)
Foreign	43	(52)	-

	$(3,386)	$176	$(5,697)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS, BOS Odem, BOS Dimex and Quasar have final assessments through 2006. Dimex Hagalil was incorporated in 2008, and therefore, does not have any final assessments.
Ruby-Tech Inc., a U.S. subsidiary, has final assessments through 2007.

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

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS Dimex, BOS Odem and Quasar may be subject to auditing by the Israel tax authorities for fiscal years 2007 and after. Dimex Hagalil may be subject to auditing by the Israel tax authorities for fiscal years 2008 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2007 and thereafter.

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

i.	Uncertain tax positions

	December 31,
	2011	2010

Uncertain tax positions, beginning of year	$379	$333
Decreases in tax positions for prior years	(207)	(12)
Increases in tax positions for current year	-	58

Uncertain tax positions, end of year	$172	$379

The Company recognizes interest accrued that is related to unrecognized tax benefits and penalties in taxes on income. During the years ended December 31, 2011 and 2010, the Company recognized approximately ($ 54) and $ 22, respectively, in interest and penalties. The Company had approximately $ 54 and $ 109 accruals for the payment of interest and penalties at December 31, 2011 and 2010, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

		Financial expenses, net:

			Year ended December 31,
			2011	2010	2009
a.		Financial income:

		Interest on bank deposits	$3	$32	$9
		Change in fair value of forward contracts	-	141	82

			3	173	91
		Financial expenses:
		In respect of bank loans and convertible note	(1,251)	(1,039)	(671)
		Inducement and related cost (Note 13)	(760)	-	-
		Revaluation of fair value related to extension of warrants as part of an Inducement of a convertible note	(86)	-	-
		Change in fair value of forward contracts	(44)
		Other (mainly foreign currency transaction losses)	(103)	(95)	(26)

			(2,244)	(1,134)	(697)

			$(2,241)	$(961)	$(606)
b.		Net earnings (loss) per share:

	1.	Numerator:
		Numerator for basic and diluted net Earnings (loss) per share:
		Income (loss) from continuing operations	$(3,214)	$171	$(6,026)
		Loss from discontinued operations	-	(806)	(3,075)

		Net loss available to ordinary shareholders	$(3,214)	$(635)	$(9,101)

	2.	Denominator (in thousands):

		Basic weighted average ordinary shares outstanding (in thousands)	2,818	2,622	2,606
		Diluted weighted average ordinary shares outstanding (in thousands)	2,818	2,757	2,606
		Basic and diluted net earnings (loss) per share from continuing operations	$(1.14)	$0.07	$(2.32)
		Basic and diluted net earnings (loss) per share from discontinued operations	$-	$(0.31)	$(1.18)
		Basic and diluted net loss per share	$(1.14)	$(0.24)	$(3.50)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2011, 2010 and 2009 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not Allocated/ Intercompany	Consolidated
2011

Revenues	$13,128	$21,332	$(1,026)	$33,434

Gross profit	$3,105	$3,405	$-	$6,510

Assets related to segment	$10,132	$9,869	$68	$20,069

2010

Revenues	$12,463	$17,724	$-	$30,187

Gross profit	$3,632	$3,851	$-	$7,483

Assets related to segment	$12,418	$9,605	$107	$22,130

2009

Revenues	$10,729	$14,738	$-	$25,467

Gross profit	$3,375	$116	$-	$3,491

Assets related to segment	$17,201	$4,159	$579	$21,939

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2011, 2010 and 2009 based on the location of customers:

	Year ended December 31,
	2011		2010		2009
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$1,514	$-	$2,596	$-	$1,548	$-
Far East	3,943	-	2,228	-	998	-
Europe	976	-	811	-	566	-
Israel and others	27,001	1,166	24,552	1,135	22,355	1,221

	$33,434	$1,166	$30,187	$1,135	$25,467	$1,221

*)	Long-lived assets are comprised of property, plant and equipment (intangible assets and goodwill are not included).

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2011	2010	2009

Customer A (Supply Chain Segment)	10%	7%	14%

NOTE 19:-	RELATED PARTIES

a.	Service Agreement of Cukierman & Co.:

The Company's Audit Committee and Board of Directors approved an engagement with Cukierman & Co. Investment House Ltd. ("Cukierman & Co"), to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. The Service Agreement provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	RELATED PARTIES (Cont.)

Expenses the Company paid or accrued according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2011	2010	2009

Business development	$120	$95	$147
Success fee in respect of issuance of convertible loan	-	-	40
Success fee in respect of issuance of private placements	-	18	-

Total	$120	$113	$187

b.	Active Chairman Agreement with Edouard Cukierman:

On November 7, 2007, the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman was granted options ("the Options") to purchase up to 20,000 ordinary shares of the Company per each calendar year of service as the Company's Chairman of the Board of Directors ("the Service") in the years 2007-2010. The Options were in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The exercise price of the Options was $ 11.925, which was equal to the weighted average of the closing prices of the Company's ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options expire after five years from their grant date.

In March 2011, the Company’s Audit Committee and Board of Directors approved a new Active Chairman Agreement with Mr. Cukierman for services in the years 2011-2014. The agreement was approved by the company's shareholder on December 20, 2011. Pursuant to this agreement in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 89,440 ordinary shares, and be paid a monthly cash payment of $5, plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service. Following approval by the shareholders, the cash fees for 2011 were paid retroactively for the entire year.

The exercise price of the options is $0.95 and they vest and become exercisable in 16 equal quarterly installments of 5,590 options each. The first three installments vested immediately following the shareholders approval, and the fourth installment vested on December 31, 2011. Additional installments vest at the end of each subsequent calendarquarter, provided that Mr. Cukierman shall hold his position as Chairman of the Board at the applicable vesting date.

Pursuant to the agreement, if Mr. Cukierman’s service to the Company is terminated by the Company for no cause then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	RELATED PARTIES (Cont.)

The options and the cash fee are in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

Expenses the Company paid or accrued according to the Active Chairman Agreement with Edouard Cukierman are as follows:

	Year ended December 31,
	2011	2010	2009

Chairman fees	$60	$-	$-
Share based compensation expenses	43	75	147

Total	$103	$75	$147

c.	Agreements with THCAP:

In September 2009, the Company entered into a service agreement with THCAP, pursuant to which THCAP shall provide the Company with non-exclusive private financing and business consulting services. In consideration, the Company issued to THCAP warrants to purchase 14,400 ordinary shares at an exercise price of $2.75 per share. The warrants were exercisable as of February 28, 2011 and can be exercised until August 31, 2012. In March 2012,

The Company’s Audit Committee and Board of Directors approved an additional grant to THCAP of warrants to purchase 14,400 ordinary shares. The grant is subject to the Company's shareholder approval. The warrants' exercise price will be equal to the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' approval. The warrants will be exercisable for 3 years from the grant date.

In November 2009, the Company entered into an amendment to the service agreement with THCAP, pursuant to which THCAP shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCAP.

Expenses the Company paid or accrued according to the agreements with THCAP are as follows:

	Year ended December 31,
	2011	2010	2009

Share based compensation expenses	$1	$10	$1

On October 5, 2010 the Company entered into a definitive private placement agreement with THCAP pursuant to which the Company issued to THCAP ordinary shares (see Note 15a), and

Mr. Luis Gutierrez Roy, the managing partner in THCAP was appointed to its Board of Directors.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	Subsequent events

a.
On January 17,  2012,  the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) advising the Company that it has failed to comply with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rules. The Company has a 180 days' period, until July 16, 2012,  to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, the Company will regain compliance. In the event the Company does not regain compliance, the Company may be eligible for additional 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.