Form 20-F
period 2012-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2013-04-30
CIK 1005516

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2012

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

Eyal Cohen, 972-3-9542070, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 75100, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares, nominal value NIS 80.00 per share	Name of each exchange on which registered NASDAQ Capital Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

1,132,685 ordinary shares, nominal value NIS 80.00 per share, as of December 31, 2012 and 1,154,633 ordinary shares, nominal value NIS 80.00 per share, as of March 31, 2013.

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

2

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

i

ii

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

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2009 and 2008, and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements of BOS - Supply Chain Solutions (Lynk) Inc. (("Lynk", formerly, Lynk, USA Inc.) and its subsidiaries for the years ended December 31, 2009 and 2008 were audited by Arik Eshel, CPA & Assoc., PC an independent registered public accounting firm. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

The Company has accounted for discontinued operations, in accordance with ASC 205-20, Discontinued operations of the Financial Accounting Standards Board. As such, the results of discontinued operations, including revenues, cost of revenues, operating expenses, and other income and expenses, related to the prior periods of the discontinued operation have been reclassified in the accompanying statements of operations (see Note 1e to the Consolidated Financial Statements for the year ended December 31, 2012).

On December 14, 2012 the Company announced the completion of a 1-for-4 reverse stock split of its Ordinary shares. Pursuant to the reverse stock split, each 4 Ordinary Shares, NIS 20.00 nominal value per share, were converted into one Ordinary Share, NIS 80.00 nominal value per share. No fractional shares were issued as a result of the reverse-split. Instead, all fractional shares were rounded up to the next higher whole number of shares. As of December 13, 2012, there were 4,472,298 Ordinary Shares outstanding and after the reverse stock split there were 1,118,081 Ordinary Shares outstanding. Unless explicitly stated otherwise, all share prices and amounts are adjusted to account for the reverse stock split.

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2008	2009	2010	2011	2012

Revenues	34,066	25,467	30,187	33,434	24,503
Cost of revenues	26,893	19,741	22,668	26,481	19,050
Inventory write offs	339	2,235	36	443	385
Gross profit	6,834	3,491	7,483	6,510	5,068
Operating expenses:
Research and development, net	844	360	372	403	125
Sales and marketing	6,408	5,426	4,068	4,273	3,058
General and administrative	2,029	2,004	1,786	2,252	1,693
Impairment of goodwill and other intangible assets	568	383	-	555	-
Total operating expenses	9,849	8,173	6,226	7,483	4,876
Operating Profit (loss)	(3,015)	(4,682)	1,257	(973)	192
Financial expense, net	(431)	(606)	(961)	(2,241)	(781)
Other expenses, net	(1,448)	(409)	(120)	(172)	(147)

Income (loss) before tax on income	(4,894)	(5,697)	176	(3,386)	(736)
Tax benefit (taxes on income)	241	(329)	(5)	172	187
Income (loss) from continuing operations	(4,653)	(6,026)	171	(3,214)	(549)
Net income (loss) from discontinued operations	(1,747)	(3,075)	(806)	-	-

Net loss	(6,400)	(9,101)	(635)	(3,214)	(549)
Basic and diluted net income (loss) per share from continuing operations	$(7.76)	$(9.28)	$0.28	$(4.56)	$(0.49)
Basic and diluted net income (loss) per share from discontinued operations	$(2.92)	$(4.72)	$(1.24)	$-	$-
Basic and diluted net loss per share	$(10.68)	$(14)	$(0.96)	$(4.56)	$(0.49)
Weighted average number of shares used in computing basic net earnings (loss) per share	599	652	656	705	1,118
Weighted average number of shares used in computing diluted net earnings (loss) per share	599	652	656	705	1,118

	As of December 31,
Consolidated Balance Sheet Data:	2008	2009	2010	2011	2012

Cash and Cash Equivalents	1,247	564	703	411	354
Working Capital (*)	3,491	237	386	(349)	(739)
Total Assets	37,345	27,362	22,130	20,069	18,049
Short-term banks loan and current maturities of long-term bank loans	6,879	7,983	7,778	7,496	6,383
Long-term liabilities	4,564	4,274	4,073	2,440	2,017
Share Capital	13,159	13,225	13,959	23,065	23,374
Additional paid in Capital	55,830	57,042	56,805	51,093	50,891
Shareholders’ equity	11,244	3,643	3,713	3,598	3,156
(*)Working capital comprises of:
Current assets	19,644	19,682	14,730	13,682	12,137
Less: current liabilities	16,153	19,445	14,344	14,031	12,876
	3,491	237	386	(349)	(739)

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

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

As of December 31, 2012 we had $846,000 in long-term debt to Dimex Systems Ltd. (includes current maturities of $136,000) and $1,612,000 in long-term bank loans (includes current maturities of $424,000). In addition, at December 31, 2012, we had $5.96 million of short term bank loans drawn under a revolving credit facility. We depend mainly on cash generated by continuing operating activities to make payments on our debt. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our business strategy, as well as on economic, financial, competitive and technical factors (See “Item 5B. Liquidity and Capital Resources”).

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

As of December 31, 2012, we had an accumulated deficit of $71 million. In 2012, we had a net loss of $0.55 million. The Company’s revenues in 2012 were lower by 26.7% as compared to 2011. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

•	developing and selling new Radio Frequency Identification ("RFID") and Mobile Solutions products to meet market needs;

•	having access to sufficient working capital financing to support our operations.

•	delivering our products in a timely manner;

•	successfully implementing our business strategy;

•	increased demand for our existing products; and

•	controlling costs.

There can be no assurance that we will be able to meet our challenges and experience any growth in sales or achieve profitability in the future, that the level of historic sales will continue in the future or that our net losses will not increase in the future.

We may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales or to enter into new markets with new products or due to competition we may find it necessary to decrease prices in order to be competitive. Additionally, our gross profit margin tends to fluctuate mainly due to variety and mix of products. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We depend on two banks which provide our short and long term loans.

We rely on Bank Leumi le-Israel Ltd. (“Bank Leumi”) and on Bank Hapoalim, to provide credit facilities to our subsidiaries. As of December 31, 2012 we had $5.96 million drawn under a Bank Leumi short term revolving credit facility. In addition, as of December 31, 2012 we had $403,000 current maturities of long term loans and $1.12 million of long terms bank loans with Bank HaPoalim. The Bank HaPoalim loans contain several covenants that require the Company's Israeli subsidiaries to maintain certain financial ratios and levels of profitability. As of December 31, 2012 the Company was not in compliance with Bank HaPoalim’s covenants. Nonetheless, Bank HaPoalim agreed under certain conditions, including compliance by the Company with its covenants for the year 2013, to waive this failure of the Company to meet its financial covenants in 2012. Failure to meet our bank covenants may lead to a default under the loan agreements.

Our assets are subject to security interests in favor of our bank lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our debt to Bank Leumi is secured by a first priority floating charge on all of our Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s issued and unpaid-for share capital, its goodwill and its shares of our Israeli subsidiaries, BOS - Dimex Ltd. (“Dimex”) and BOS - Odem Ltd. (“Odem”). In addition, the Company and its Israeli subsidiaries entered into a series of intercompany guarantees in favor of Bank Leumi.

The repayment of the Company's debt to Bank HaPoalim is secured by long term bank deposits in the amount of $438,000.

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

The continued growth of our RFID and Mobile Solutions division depends on our ability to expand sales abroad.

Our RFID and Mobile Solutions was unable to significantly expand sales abroad. Due to limitations in the size of the Israeli RFID and Mobile Solutions markets, continued growth of this division depends on our ability to increase our sales abroad. There can be no assurance that we will be successful in generating revenues from sales outside of Israel.

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for bad debts may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel, the Far East and Europe. The Company does not generally require collateral; however most of the Company's debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. or through letters of credit.

The balance of allowance for bad debt as of December 31, 2012 amounted to $127,000, which was determined by the Company’s management to be sufficient. In face of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

Certain customers of our Supply Chain Solutions division may cancel purchase orders they placed before the delivery.

Supply chain programs for the sale of electronic components, including the programs offered by our Supply Chain Solutions division, are designed to accommodate the preference of customers to work with a limited number of suppliers that are able to provide a wide range of electronic components under one order. In the event we are not able to provide all of the components required by a customer, they could elect to terminate the entire order before its delivery. In addition, certain of our individual product orders provide a right of termination prior to delivery.

In the event substantial orders are so cancelled, there is no assurance that we will be able to sell the pre-purchased inventory at a profit, or at all. This could result in excess and obsolete inventory and could have a material adverse effect on our results of operations.

The electronic components provided by our Supply Chain Solutions division need to meet certain industry standards and for some customers we need to be the manufacturers’ authorized distributors.

The main business of our Supply Chain Solutions division is the provision of electronic components to the aerospace and defense industry. These components need to be in compliance with Aviation Standard number 9120, which was adopted by the International Aerospace Quality Group. Non compliance with these standards could limit our sales.

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

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government Laws and Regulations, which if violated, could subject the Company to civil or criminal fines and penalties.

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government procurement laws and regulations which change frequently, including regulations relating to import-export control and technology transfer restrictions. In addition, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, include anti-bribery provisions. If we or our sales representatives fail to comply with these laws and regulations, we could be subject to administrative, civil, or criminal liabilities that   could have a material adverse effect on our business and results of operations. We may not always be protected in cases of violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf. A violation of anti-corruption laws by our employees or third-parties during the performance of their obligations for us may have a material adverse effect on our reputation operating results and financial condition.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent. 41% of our first quarter of 2013 Supply Chain Solutions division purchases were sourced from five key suppliers and 48% of our first quarter of 2013 RFID and Mobile Solutions division purchases were sourced from another five key suppliers. In the year 2012, 14% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 52% of our RFID and Mobile Solutions  purchases were sourced from five key suppliers.

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative source of supply can be obtained.

Future changes in industry standards may have an adverse effect on our business.

New industry standards in the aviation and defense industry could cause a portion of our Supply Chain Solutions division’s inventory to become obsolete and unmarketable which would adversely affect our results of operations.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2012 and 2010, the NIS appreciated by approximately 2.3% and 0.7% respectively, against the U.S. dollar and in 2011 the NIS devaluated by approximately 7.7% against the U.S. dollar.  In 2010, 2011 and 2012, the annual inflation rate in Israel was approximately 2.7%, 2.17% and 1.63%, respectively, and therefore the U.S. dollar cost of our Israeli operations increased in 2012 and 2010 and decreased in 2011. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations.”)

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

Our Supply Chain division has significant sales worldwide and could encounter problems if conditions change in the places where we market our products.

We have sold and intend to continue to sell our products in Europe and the Far East.

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

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

The financial and economic downturn in the United States and in European countries may cause revenues of our customers to decrease. This may result in reductions in sales of our products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. If global economic and market conditions do not improve, or weaken further, it may have a material adverse effect on our business, operating results and financial condition.

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

A decline in the value of our market capitalization could require us to write-down the value of our goodwill, which could have a material adverse effect on our results of operations.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.5 million at December 31, 2012. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization. If the value of our market capitalization falls below the value of our stockholders’ equity, it might indicate that impairment is required. An impairment of goodwill may be required if the carrying amount of a reporting unit exceeds its fair value.

If our market capitalization experiences a significant decline and is below the value of our stockholders' equity, or if any other quantitative or qualitative indication of impairment of goodwill arises in the future, we may be required to record impairment charges for our goodwill. Any such write-downs, if required, could result in a significant non-economic expense on our income statement, which could have a material adverse effect on our results of operations.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 2012 through March 2013, the daily closing price of our ordinary shares in NASDAQ has ranged from $1.64 to $8.19 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

•	variations between actual results and projections;

•	the limited trading volume in our stock;

•	changes in our bank debts;

•	Nasdaq Capital Market Listing Standards non-compliance notices; and

•	the 1-for 4 reverse stock split that we completed on December 14, 2012.

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

On July 19, 2012, the Company requested a hearing with the Nasdaq Hearings Panel, and a hearing was held on August 30, 2012. The Panel determined that the continued listing of the Company’s securities on Nasdaq was contingent on the Company effecting a reverse stock split in the ratio of 1 for 4 by not later than December 15, 2012, which it did.

On January 2, 2013 the Company received a notice from the NASDAQ Office of General Counsel-Hearings, advising that the Company has regained compliance with the applicable minimum bid price rule and is in compliance with all other applicable requirements for listing on The NASDAQ Capital Market.

There can be no assurance that the Company will continue to qualify for listing on the Nasdaq Capital Market. If the Company’s ordinary shares are delisted from the Nasdaq Capital Market, trading in its ordinary shares could be conducted on the over-the-counter market. In addition, if the Company’s ordinary shares were delisted from the Nasdaq Capital Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities.  Consequently, de-listing, if it occurred, could affect the ability of the shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares.

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.

To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, several countries, principally those in the Middle East, as well as Malaysia and Indonesia, still restrict business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices, shipping and service operations are located in Israel. Our address in Israel is  20 Freiman Street, Rishon LeZion, 75100, Israel.

Our address in the United States is B.O.S Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our subsidiaries’ websites are: Odem - www.odem.co.il; and Dimex – www.dimex.co.il. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two divisions:

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

In March 2008, Dimex and its subsidiary, Dimex Hagalil Projects (2008) Ltd. (“Dimex Hagalil 2008”), purchased the assets and activities of Dimex Systems, which was an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12.4 million). The consideration was comprised of cash, payable over a 24-month period and of 25,011 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

In the year 2009 through 2012, the Company entered into several amendments to the purchase agreement for the purchase of the assets and activities of Dimex Systems, or the Dimex Systems Asset Purchase Agreement. The amendments revised the payment schedule of the consideration payable to Dimex Systems. The remaining debt, as of December 31, 2012, amounts to $846,000.

For further details regarding the Dimex Systems Asset Purchase Agreement, see “Item 5B. Liquidity and Capital Resources” and Notes 12 and 14 to our Consolidated Financial Statements s attached to this annual report.

In addition, we have an interest in two companies:

(a)            Surf Communication Solutions Ltd. (“Surf”), in which, as of  December  31, 2012, we held 5.1% of the issued and outstanding share capital. Established in 1996, Surf is an Israeli privately held company. Surf develops a suite of hardware and software products that drives a wide variety of applications whose common goal is high-capacity distribution of voice and video. During 2011 and 2010, impairment losses due to other-than-temporary declines in fair value of $39,000 and $111,000, respectively, have been recorded and presented in Other expenses, net in the consolidated statements of operations. As of December 31, 2012, the Company's investment in Surf (a cost method investee) was fully impaired.

(b)    New World Brands Inc. (PINK:NWBD) (“New World” or “NWB”), a U.S. public corporation. On February 26, 2010, the Company sold all of its holdings in NWB to P&S Spirit LLC. and recorded a capital loss of $7,000.  The Company sold 61,441,827 shares of common stock of NWB and 1,430,178 warrants to purchase common stock of NWB at an exercise price of $ 0.2098 per share expiring on December 31, 2010. The consideration for the NWB shares and warrants was $ 300,000 of which $ 150,000 was paid in March 2010 and the remaining $ 150,000 plus annual interest of 4% were to be paid in twelve monthly installments commencing March 2011. The shares and warrants were delivered to an escrow agent to be released to the buyer upon full payment of the remaining debt. In May 2011, the buyer notified the Company that it will not pay the remaining debt, and the shares and warrants were released back to the Company. As of December 31, 2011 the Company recognized other-than-temporary loss of $156,000, reflecting that the investment in NWB was fully impaired.

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

On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. The proceedings in respect of Summit are continuing but they have no impact on the financial statements of the Company. The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

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

The Company’s customers represent a cross-section of multinational industry leaders, from the avionics, defense, retail, government, utilities, and livestock markets around the world. Our Supply Chain Solutions customers include, among others, Bombardier, Elbit system, Refael and Israeli Aircraft Industry. Our RFID and Mobile Solutions customers include, among others, IKEA, Blue Square, Shufersal and Teva.

In its Supply Chain Solutions division, the Company has expanded its penetration to global, top-tier aircraft manufacturers (such as Bombardier) and has begun expansion to international markets (e.g., India, and China).

In its RFID and Mobile Solutions division, the Company continues to invest in efforts to expand its product offering and in sales to markets outside of Israel.

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

Our RFID and Mobile Solutions division represents leading global manufacturers of AIDC equipment based on RFID and barcode technology. Among the manufacturers we represent are Motorola Inc., Intermec Technologies and Corporation, Zebra Technologies Corp., Texas Instruments, Alien Technology, Cisco Systems Inc., M3, DLog GmbH, Microscan Systems Inc., Seagull Scientific Inc., Feig and HID Global.

Specifically, our RFID and Mobile Solutions division offers the following products and services:

•	Hardware, including:

o	Thermal and barcode printers

o	RFID and barcode scanners and readers

o	Wireless, mobile and forklift terminals

o	Wireless infrastructure

o	Active and passive RFID tags (HF & UHF)

o	Consumables (ribbons, labels, tags)

•	Applications:

BOS has developed the following set of vertical applications:

o	BOS LIVESTOCK is a software application that enables livestock operations to manage, track, support and plan all day-to- day tasks.

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

BOS' RFID and Mobile Solutions division provides also complementary services such as:

o	Integration Services, that include site surveys, business requirements analyses, system design and configuration, and implementation, testing and deployment.

o	Service lab, that lab offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans.

In August 2012, the Company entered into a cooperation agreement with an independent software development company for the maintenance, development and support to its software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division. In 2012, 36% of our revenues were attributed to sales generated from our RFID and Mobile Solutions division.

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

Our Supply Chain Solutions division represents on a non-exclusive basis, among others, Corsair Electronical Connectors, Holtek Semiconductor Inc., Sensata Technologies Inc.,  Integrated Power Designs, Inc. Adam Technologies Inc., PositronicGlobal Connector Solutions, Babcock International Group, Bluegiga, Switchcraft Inc., first Sensor A.G., Microelectronics Inc., Winchester Electronics Corporation, Fema Electronics Corporation, SGC Technologies Inc., Stroco Manufacturing Inc., ,Jamicon ElectronicCorporation USA,Civue Optotech Inc., ACON Inc. and Alien Technology Corporation.

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

In 2012, 64% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

In Europe, we are targeting system integrators as the main channel through which to sell our software products.

Supply Chain Solutions

We market our Supply Chain Solutions directly to customers or through distributors. Our sales force is comprised of direct sales teams.

Seasonality

Our sales fluctuate seasonally, with the third quarter sales typically reduced by summer vacations in Europe and new years’ holidays in Israel, and the December and January sales typically reduced by the Christmas season.

The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas:

	2012	%	2011	%	2010	%
America	493	2	1,514	5	2,596	9
Far East	1,985	8	3,943	12	2,228	7
Europe	1,178	5	976	3	811	3
Israel and others	20,847	85	27,001	80	24,552	81
Total Revenues	24,503	100	33,434	100	30,187	100

Sales by divisions:

RFID and Mobile Solutions	8,894	36	13,128	39	12,463	41
Supply Chain Solutions	15,915	65	21,332	64	17,724	59
Intercompany	(306)	(1)	(1,026)	(3)	-	-
Total Revenues	24,503	100	33,434	100	30,187	100

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

In Israel, our main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., LogiTag Systems Ltd. and Galbital RFID Solutions Ltd. In the global market, the competitors are system integrators that provide turnkey solutions that include both hardware and software such as GlobeRanger Corp., Mobile Frame LLC, Decision Point systems Inc. OATSystems, a division of Checkpoint Systems, Inc., RF-iT Solutions GmbH and InSync Software, Inc.

Supply Chain Solutions

We hold several representation agreements with major suppliers and manufacturers. Most of our representation agreements are not on an exclusive basis.

Our Israeli competitors in distribution to the electronic industry include the publicly traded Telsys Ltd., Nisco Projects Ltd. and STG International Electronics (1981) Ltd., as well as Eastronics Ltd. and C.M.S. Compucenter Ltd.

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

The key elements of our strategy are as follows:

•
Expand the Mobile and RFID Solutions division product offerings to our existing customer base. This will include the sale and integration of new complementary hardware and software to customers that already use our RFID solutions;

•	Increase our international sales by new partnerships with distributors, system integrators, and hardware vendors specialized in RFID and Mobile Solutions;

•	Secure several reference-able customers in Europe, potentially leveraging our position as a trusted supplier in the aerospace Supply Chain Solutions market;

•	Further expand sales of our Supply Chain Solutions division to our client base, in and outside of Israel;

•	Increase partnerships with manufacturers for our Supply Chain Solutions division.

Exchange Controls

See “Item 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation”.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)
Dimex, representing  the RFID and Mobile Solutions division; Dimex Hagalil Projects (2008), a wholly owned subsidiary of BOS-Dimex  which has been inactive since 2009 and is in the final process of liquidation.

(2)	Odem, representing the Supply Chain Solutions division;

In the United States:

(1)	Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

(2)
On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed.

4D.	Property, Plants and Equipment

Our executive offices and engineering, development, testing, shipping and service operations are located in the following facilities in Israel:

Location	Size (square meters)	End of lease period	Extension Option
Rishon Lezion*	1,515	May 31, 2012 through – January 31, 2016	July 7, 2016 -
Kibutz Dafna	578	On a month-to-month basis

*Includes 302 square meters in the same building owned by Odem.

Our average monthly rental fee in 2013 (up until March 31, 2013), for the year 2012 and for the year 2011 amounted to $9,637, $9,500 and $13,000, respectively.

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

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and for fully understanding and evaluating our reported results:

•	inventories
•	impairment of long-lived assets and goodwill
•	revenue recognition

a.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

b.	Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. During 2012, no impairment losses have been identified. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital ("WACC").

During 2011, the Company recognized an impairment loss $555,000 related to a brand name and customer list of which $470,000 was attributed to the Supply Chain Solutions division and $85,000 were attributed to the RFID and Mobile Solutions division. During 2012 and 2010, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Goodwill as of December 31, 2012 and December 31, 2011 amounted to $4,122,000. The translation impact on goodwill during the year ended December 31, 2011 was ($316,000), and $0 during the year ended December 31, 2012 due to the reporting division's change in functional currency from the NIS to the US Dollar.

Testing Methodology:

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 requires that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The reporting unit of the Company for purposes of the impairment test is the Company's RFID and Mobile Solutions division. Discrete financial information is available for this component of the business. Management regularly reviews the operating results of this component.

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2012 were five years of projected net cash flows, WACC of 16.06% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. The Company performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined that an increase in the long- term growth rate of 1% to 2% and in the estimated weighted average cost of capital of 1% would not result in the estimated fair value of the reporting unit falling below its carrying value. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

Testing Results:

During 2012, 2011 and 2010 no impairment losses have been identified.

c.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and support services.

Revenues from product sales, related to both the Supply Chain Solutions and RFID and Mobile Solutions divisions, are recognized in accordance with SAB 104, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Legal Contingencies

The Company has been a party to various legal proceedings in the normal course of its business. The results of legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding may occur. Management believes that the prospects of these proceedings to prevail and recover a significant amount, seem remote, and a corresponding provision was recorded in this respect. For additional information, see “Item 13A. Consolidated Statements and Other Financial Information - Legal Proceedings”. As additional information becomes available, Company’s management will reassess the potential liability related to these legal proceedings and may revise its estimate of the probable cost of these proceedings. Such revisions in the estimates of the probable cost could have a material adverse effect on the Company’s future results of operations and financial position.

5A.	Operating Results

All share and per share data in this report is reported after giving effect to the 1 for 4 reverse stock split that occurred on December 14, 2012.

Comparison of 2012 and 2011

Revenues for 2012 were $24.5 million, compared to $33.4 million in 2011. The decrease in revenues was in both our Mobile and RFID and Supply Chain Solutions divisions. See note 17a to the Consolidated Financial Statements for the year ended December 31, 2012. The decrease in revenues in 2012 was due mainly to the global economic slowdown and to intensified competition. In addition, we closed-down a non profitable product line.

Gross profit for 2012 was $5.1 million (gross margin of 20.7%), compared to $6.5 million (gross margin of 19.5%) for 2011.

Research and development expenses for 2012 decreased to $125,000, compared to $403,000 in 2011.

In August 2012, the Company entered into a cooperation agreement for the maintenance, development and support to its software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

Selling and marketing expenses for 2012 decreased by 28% to $3.1 million from $4.3 million in 2011. The reduction in expenses of 28% was equivalent to reduction in revenues by 27% to $24.5 million in year 2012 from $33.4 million in year 2011. The reduction in expenses was attributed mainly to reduction in workforce and commissions related payroll.

General and administrative expenses for 2012 decreased to $1.7 million, compared to $2.3 million in 2011, due, partly, to a reduction in workforce, salaries and consulting fees.

During 2011, the Company recognized an impairment loss of $555,000 related to customer list and a brand name, of which $470,000 related to the Supply Chain Solutions division and $85,000 related to the RFID and Mobile Solutions division. During 2012, no impairment losses were identified.

As a result of the above, operating profit in 2012 amounted to $192,000, compared to an operating loss of $973,000 in 2011.

Financial expenses for 2012 were $ 781,000, compared to $2.24 million in 2011. Of the decrease in the financial expenses in 2012, $1.3 million was due to the conversion of a convertible loan. Most of the convertible loan was converted in the fourth quarter of year 2011 (see Note 14 to the Consolidated Financial Statements for the year ended December 31, 2012).

Other expenses in 2012 and 2011, which amounted to $147,000 and $172,000, respectively, were mainly due to disposal of property, plant and equipment and the decrease in the value of the Company investments in NWB and Surf.

Tax benefit in 2012 amounted to $187,000, compared to $172,000 in 2011. Tax benefit in 2012 and 2011 is mainly related to uncertain tax positions accounted for in accordance with ASC 740 (see Notes 2l and 15i to the Consolidated Financial Statements for the year ended December 31, 2012).

Loss from continuing operations in 2012 amounted to $549,000 compared to $3.2 million in 2011. On a per share basis, the basic and diluted net loss per share from continuing operations in 2012 was $0.49, compared to $4.56 in 2011.

Comparison of 2011 and 2010

Revenues for 2011 were $33.4 million, compared to $30.2 million in 2010. The growth in revenues was in both our Mobile and RFID and Supply Chain Solutions divisions. See note 18a to the Consolidated Financial Statements for the year ended December 31.

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

Selling and marketing expenses for 2011 increased to $4.3 million from $4.1 million in 2010, mainly due to: (a) a 10.7% growth in 2011 revenues as compared to 2010 revenues, and (b) marketing expenses related to the acquisition of new international customers in both divisions.

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

During 2011, the Company recognized an impairment loss of $555,000 related to customer list and a brand name, of which $470,000 related to the Supply Chain Solutions division and $85,000 related to the RFID and Mobile Solutions division. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in revenues from major customers, economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital. During 2010, no impairment losses were identified.

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

Loss from discontinuing operations in 2010 of $806,000 was due to the closing of the operation of Lynk and its subsidiary Summit in November, 2010. Both companies belong to the Supply Chain Solutions division. There was no similar loss in 2011.On a per share basis, the basic and diluted net loss per share from discontinuing operations in 2010 was $0.31.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the mix of products sold. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including our ability to:

•	establish effective distribution channels and manage them;

•	introduce and deliver new products on a timely basis;

•	anticipate accurately customer demand patterns;

•	manage future inventory levels in line with anticipated demand; and

•	reduce level of debts to banks and others lenders.

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

In the years ended December 31, 2012, 2011, 2010, 2009, 2008 the inflation rate in Israel, as adjusted for the depreciation or appreciation of the NIS against the U.S. dollar, was 3.94%, (5.49)% , 8.6%, 4.6%, and 4.9%, respectively. The closing representative exchange rate of the U.S. dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.733, 3.821, 3.549, NIS 3.775 and NIS 3.802, respectively.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012. In 2013, the corporate tax rate is 25%.

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

The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. If any of the manufacturing is performed outside of Israel, the Company would ordinarily be required to first receive OCS' approval, as well as to pay royalties at an increased rate and to increase the aggregate repayment amount to between 120% and 300% of the grant amount, depending on the manufacturing volume that is performed outside Israel, except in special cases that receive the prior approval of the research committee, and subject to certain payments to be made to the Israeli Government (generally an amount no less that the aggregate grants plus interest less royalties paid).

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

As of December 31, 2012, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3.3 million, in respect of previous grants. Commencing in year 2012, there are no sales of products that were developed using funds provided by the OCS. Additionally, the developed software for which the grant was received is no longer being sold.

We are also committed to paying royalties to the Fund for the Encouragement of Exports for its participation, by way of grants, in our marketing expenses outside of Israel. Royalties payable are 3% of the growth in exports, from the year we received the grant, up to 100% of the U.S. dollar-linked amount of the grant received at the date the grants received.

Since 1996, we have not participated in Fund for the Encouragement of Exports programs. As of December 31, 2012, the Company has an outstanding contingent obligation to pay royalties including interest of $ 107,000 with respect to export grants. No expenses were incurred on account of such royalties during 2012, 2011 and 2010.

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

In the years ended December 31, 2012, 2011, and 2010 the Company incurred losses of $ 549,000, $3,214,000 and profit of 635,000 respectively. In the years ended December 31, 2012, 2011, and 2010 the Company generated positive cash flow from operating activities from continuing operations amounting to $1,709,000 in 2012, negatives cash flow of $365,000 in 2011, and positive cash flow of $1,460,000 in 2010. Due to the above, the Company's cash and cash equivalents decreased from $411,000 as of December 31, 2011 to $354,000 as of December 31, 2012. The Company had negative working capital of $739,000 as of December 31, 2012 and $349,000 as of December 31, 2011.

As of December 31, 2012, we had $846,000 in long-term debt to Dimex Systems Ltd. (including current maturities of $136,000) and $1.6 million in long-term bank loans (including current maturities of $424,000). In addition, at December 31, 2012, we had $5.9 million of short term bank loans drawn under a revolving credit facility.

In August 2009, the Company closed a $2.4 million Convertible Loan Financing with several lenders including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, certain existing shareholders and members of its management (the "Lenders"). The financing consisted of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company was to repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into ordinary shares at the discretion of the lender. The loan conversion rate is $13 per ordinary share. The Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which the loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per ordinary share of $11. In addition, the lenders received certain registration rights. A total of $675,000 of the loan was extended to the Company by conversion into the debt financing of a payment otherwise due to Dimex Systems by April 2010, pursuant to the Asset Purchase Agreement the Company had entered into with Dimex Systems.

In April 2013, the Company has requested its Lenders to defer registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period shall be extended by an additional one year.  The Lenders have agreed to this arrangement, and it was approved by the Company’s Audit Committee and Board of Directors. The extension of warrants held by Telegraph Hill Capital is subject to shareholders’ approval.

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

In addition, the Company issued to Dimex Systems a warrant to purchase 17,274 ordinary shares at an exercise price of $13 per ordinary shares during the first 18 months commencing August 3, 2011 and $16.00 per ordinary share thereafter.

On October 5, 2010 the Company entered into a Share Purchase Agreement with Telegraph Hill Capital Fund I, LLC for the issuance of an aggregate of 24,091 Ordinary Shares at a price per share of $12.44, or approximately $300,000 in total.

In December 2011, Company’s shareholders approved and the Company effected amendments to the terms of the Convertible Loan Financing agreements (the "Conversion Amendments”). The Conversion Amendments provided that approximately $2.5 million of the outstanding convertible debt (consisting of $2,093,000 principal and $430,000 accrued interest) shall be converted into 420,491 ordinary shares (at a reduced conversion price of $6 per ordinary share, instead of the original $13 price). In addition, the warrants to purchase 160,996 shares that had been issued to the Lenders were extended by two years until July 2014 and February 2015, with no change to the exercise price of $11 per ordinary share.

The balance of the loan of $501,000 that was extended by Dimex Systems remained outstanding, and will bear a reduced interest rate of 4%, instead of the original rate of 8%, and will no longer be convertible. This amount will be repaid to Dimex Sytstems in 24 equal monthly installments commencing January 10, 2014. The balance of aforementioned amount as of December 31, 2012 is $527,000.

On December 31, 2012, the Company entered into an additional amendment to the Dimex Systems Asset Purchase Agreement, further revising the schedule of remaining payments in the amount of approximately NIS 1.2 million ($319,000), to Dimex Systems and  the outstanding debt shall bear interest at an annual rate of 4% instead of the original rate of 8%.

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

The Bank Leumi loan agreements signed by the Company and its Israeli subsidiaries contain various financial covenants, which require that the Company and the Israeli subsidiaries maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. On February 8, 2010, the Company and its Israeli subsidiaries executed revised loan documents governing their credit line from Bank Leumi, in which they undertook revised covenants for year 2010. There were no Bank Leumi covenants applicable for the fiscal year 2011 and  2012.

The Company’s loan from Bank HaPoalim is secured by long term bank deposits in the amount of $438,000. Bank HaPoalim’s loan agreements contain various financial covenants which require that the Company's Israeli subsidiaries maintain certain financial ratios and levels of profitability.

As of December 31, 2012, the Company failed to meet Bank HaPoalim’s covenants. Nonetheless, Bank HaPoalim agreed, under certain conditions, including compliance by the Company with its warrants for the year 2013, to waive this failure of the Company to meet its financial covenants in 2012, until the earlier of May 1, 2014, or the submission of the Company's 2013 financial statements to Bank HaPoalim.

We finance our activities by different means, including short and long-term loans, and income from operating activities.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2012, our trade receivables’ and trade payables’ aging days were 118 and 92 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

The Company had negative working capital of $739,000 as of December 31, 2012. As of December 31, 2012, the Company was not in compliance with certain financial covenants in its Bank Hapoalim loan. The Company received a waiver from Bank Hapoalim with respect to the covenants as of December 31, 2012.

It is the Company's opinion that current working capital is sufficient for the Company's present requirements.

Cash Flows

Net cash provided by operating activities of continuing operations in 2012 was $1,709,000, compared to net cash used in operating activities of $365,000 in 2011. The difference in cash flows was due to the decrease of net loss from continued operations from $3.2 million net loss in year 2011 to $550,000 net loss in year 2012.

Net cash used in investing activities from continuing operations in 2012 decreased to $311,000, compared to $1.04 million in 2011. The decrease was due to: (a) a decrease in investment in fixed assets from $357,000 in  2011 to $82,000 in  2012. (b) investment of $427,000 in a bank deposit in 2011, which was part of the loan proceeds we received from Bank Hapoalim in year 2011.

Net cash used in financing activities from continuing operations in 2012 amounted to $1.45 million, compared to net cash provided by financing activities of $1.1 million in 2011.

5C.	Research and Development

In August 2012, the Company entered into a cooperation agreement for the maintenance, development and support of its software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

5D.	Trend Information

BOS’ vision is to become a worldwide provider in the field of RFID and Mobile solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of the RFID and Mobile Solutions division  revenues will increase gradually going forward.

Growth of the RFID and Mobile Solutions division depend on sales outside of Israel.

In addition, we are working towards an increase of our Supply Chain Solution to the international markets.

Interest rate on our short term loan that is quoted in NIS was 6.7% on December 31, 2012, compared to 7.25% on December 31, 2011. Interest NIS rate on our U.S. short term loan that is quoted in US$ was 4.80% on December 31, 2012, compared to 5.49% on December 31, 2011.   A significant increase in interest rates could have an adverse effect on our results of operation and financial condition. We cannot predict any future trends in the rate of interest.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2012, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$1,612,553	$424,039	$1,188,514	-	-
Accrued severance pay (2)	119,164	-	-	-	119,164
Liability to Dimex system	846,319	135,721	710,598		-
Uncertain tax position	30,982	-	-	-	30,982
Operating lease - cars	410,063	218,179	191,884	-	-
Purchase obligation for service and inventory	3,183,807	3,183,807	-		-
Facilities lease	237,460	105,501	131,959	-	-
Total	$6,440,348	$4,067,247	$2,222,955	$-	$150,146

(1)	Does not include interest. For information on interest rate on long terms loans. See Note 11 to the Consolidated Financial Statements for the year ended December 31, 2012.

(2)	The time for payment of the severance cannot be predicted.

The above table does not include: (i) contingent obligations to pay royalties to the Office of the Chief Scientist and to the Fund for the Encouragement of Export, since the total amount to be paid under the terms of those agreements is a function of future sales, and (ii) contingent legal claims (see “Item 8A. Consolidated Statements and Other Financial Information - Legal Proceedings”).

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Edouard Cukierman1	48	Chairman of the Board of Directors
Mr. Yuval Viner	50	Chief Executive Officer
Mr. Avidan Zelicovsky1	43	President
Mr. Eyal Cohen	44	Chief Financial Officer
Mr. Joel Adler	59	Director
Mr. Ronen Zavlik (*)	52	Director
Mr. Luis Gutierrez Roy	42	Director
Ms. Orit Nir Schwartz (*)	41	External Director
Mr. David Golan (*)	72	External Director

(*) Member of our Audit Committee and Compensation Committee.

Mr. Edouard Cukierman has been a director of BOS since May 2003 and Chairman of the Company since June 2003. He is the Founder and Managing Partner of Catalyst Funds and serves as Chairman of Cukierman & Co. Investment House. Since its establishment in 1993, Cukierman & Co. Investment House has advised in more than € 4 billion worth of corporate finance transactions. Prior to managing Catalyst Fund in 2000, he was the President and CEO of Astra Technological Investments, a Venture Capital Fund established in 1993, which was the first Israeli company to go public in Continental Europe. He is also the Founder of the Go4Europe annual conference. He is a board member of Lamina Technologies which is based in Switzerland, Dorimedia Group as well as Harmon.ie in Israel. Edouard Cukierman is the Chairman of the European Committee of the "High-Tech Industry Association" in Israel since May 2011. He serves as the Vice President of the Fondation France Israël. Mr. Cukierman is a board member of "Alliance Israelite Universelle en Israel" and a board member of Sar-El (Association that brings volunteers from across the world to the IDF in Israel). In the past, he was also the President of the Supervisory Board of Citec Environment SA in Paris. He was a Board member of Orex, MTI Wireless and other portfolio companies of Catalyst and served as a Board member of Otto Capital, a Singapore based VC fund. He now serves as a Reserve officer in the Crisis & Hostage Negotiation Team and in the Spokesman Unit of the IDF. Mr. Cukierman holds an MBA from INSEAD, France and a B.Sc. from the Technion - Israel Institute of Technology.

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

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy co-founded and has been a managing partner at Telegraph Hill Capital Fund I, LLC (THCapital) since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008. Prior to E&Y, he led the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and at the Barcelona Stock Exchange, where he started his professional career as a research and equities analyst in 1992. Mr. Gutierrez Roy is a Board or Advisory Board member of several portfolio companies of THCapital. He has also advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

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

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2012:

	Salaries, Directors' fees, Service fees, Commissions and Bonus1	Pension, Retirement and Similar benefits
All directors and officers as a group (then 9 persons)	$695,788	$89,490

1 Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder. Also includes consulting and other fees paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, a Company’s director, may be deemed to have shared voting and dispositive power. Such remuneration includes stock based compensation in the amount of $98,000. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee.

Under Amendment 20, we are required to adopt a Compensation Policy by September 11, 2013, which will set forth company policy regarding the terms of office and employment of office holders, including compensation, severance and other benefits, exemption from liability, insurance and indemnification. The Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. An “office holder” is defined in the Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

The Compensation Policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). The Compensation Policy must be approved by the board of directors and the shareholders every three years. In the event that the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may still approve the policy, if the compensation committee and the board of directors determined, based on specified reasons and following further discussion of the matter, that the Compensation Policy is in the best interests of the company.

In special circumstances, the board of directors and the compensation committee may override the resolutions of the shareholders regarding compensation of office holders (other than directors) following a re-discussion of the matter and for specified reasons.

Changes to existing terms of office and employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the revised terms are not substantially different from the existing terms.

During the transition period, until a Compensation Policy is adopted, the terms of office and employment of office holders, including any amendment thereof, are required to be approved as described below with respect to the different categories of office holders and must be based on, include and refer to  the same considerations as required with respect to the creation of the Compensation Policy described above.

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee and the board of directors.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the shareholders by a simple majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. Such approval will also be required with respect to determining the terms of office and employment of a director during the transition period until the company adopts a Compensation Policy.

In accordance with the approval of our shareholders in 2011, directors who are not employees (excluding the Company’s current Chairman of the Board and excluding external directors) are entitled to receive annual compensation of NIS 26,140, and an additional NIS 1,353 for each board meeting attended. The above amounts are subject to adjustment for changes in the Israeli consumer price index after October 2011. In December 2012, the Company’s shareholders approved a change in the form of compensation for directors, such that compensation shall be paid in Ordinary Shares instead of in cash.

Payment in the Company’s Ordinary Shares is made according to the following terms:

•	Payment once a year, at the end of each calendar year.
•
The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31stof the applicable year.

•	Payment in Ordinary Shares applies for compensation due commencing July 1, 2012 onwards.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations. The compensation of the Company's external directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

The compensation for our external directors, as approved by our shareholders, consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli consumer price index.

The current compensation rates for our external directors consist of an annual fee of approximately NIS 25,000 and a participation fee in meetings of approximately NIS 1,590. These amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and to changes in the amounts payable pursuant to Israeli law from time to time.

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

Chairman of the Board

For a discussion regarding payments made to the Chairman of the Board, see Item 7B: Related Party Transactions.

Chief Executive Officer

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. Such approval will also be required with respect to determining the terms of office and employment of a chief executive officer during the transition period until the company adopts a Compensation Policy. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in line with the Compensation Policy.

6C.	Board Practices

Directors:

Our Board of Directors is currently comprised of six directors, including two external directors. The directors (except for the external directors) are elected by simple majority at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified. External directors, by rule of the Israeli Companies Law, are elected for a three-year term. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that Messrs. Adler, Golan, Zavlik and Ms. Nir Schwartz, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

Our board of directors currently has two external directors under Israeli law: (i) Mr. David Golan, who has serviced as an external director in the Company since February 2009, and was reelected for an additional three-year period at our annual general meeting of shareholders held on December 20, 2011; and (ii) Ms. Orit Nir Schwartz who was elected to serve as an external director at our annual general meeting of shareholders held on December 20, 2011.

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

Compensation Committee:

Our Board of Directors has established a Compensation Committee, which offers recommendations to the Board of Directors regarding equity compensations issues (with the  Board also approving compensation of our executive officers).  The Compensation Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our Compensation Committee consists of Mr. Golan, Ms. Schwartz, and Mr. Zavlik.  All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules and the Israeli Companies Law.

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

As of March 31, 2013, we employed 59 employees, all of them in Israel. Of these 59 employees: 9 employees are in general and administrative positions, 22 employees are in marketing and sales, 12 employees are employed as technicians and 16 employees are in operating activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

Israeli labor laws are applicable to all of our employees in Israel.

Recent rulings by Israel's National Labor Court and changes to Israel's largest labor union's bylaws substantially facilitate the organization of a labor union in companies in Israel. We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

A new Israeli labor law, passed in 2012, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

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

6E.	Share Ownership

As of March 31, 2013, shares, options and warrants held by our officers and directors, then consisting of 9 persons, are as follows:

Name	Position	Shares	Options and Warrants
Mr. Edouard Cukierman1	Chairman of the Board of Directors	44,984	31,180
Mr. Joel Adler2	Director	7,047	1,075
Mr. Avidan Zelicovsky	President	4,339	14,870
Mr. Yuval Viner	Chief Executive Officer	2,839	9,120
Mr. Eyal Cohen	Chief Financial Officer	186	7,539
Mr. Luis Gutierrez Roy3	Director	65,780	18,985
Other directors		1,391	1,450

1 Mr. Edouard Cukierman held 6,203 ordinary shares directly, 13,804 ordinary shares through a wholly owned company, E.D.I  European Development and Investments Ltd. and an additional 24,977 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership. See “Item 7A: Major Shareholders”.
2 Brada Investments Limited is a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 7,047 ordinary shares. Mr. Joel Adler holds 1,075 options, which he received as a director.
3Securities are held by Telegraph Hill Capital Fund I, LLC. Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the holdings by Telegraph Hill Capital Fund I, LLC. Includes 3,600 warrants held by Telegraph Hill Capital Fund pursuant to an advisory agreement

Share Option Plans

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 31,250 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the 2003 Plan, initially to 50,000, and thereafter to 75,000, to 130,000, to 208,000 and in December 21, 2011 to 275,000. The Board of Directors has resolved that no further grants shall be made under previous plans. The Company has elected to designate the 2003 Plan as providing benefits available under the “capital gains” alternative. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

In December 2012, the Company's shareholders approved a 10 year extension to the Plan, according to which the board of directors may grant options under the Plan through May 31, 2023.

As of March 31, 2013, we had 79,952 options outstanding under this plan (of which 69,920 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding
$ 0.0	1,313
$ 3.40	375
$ 3.80	11,180
$ 8.00	9,199
$ 9.91	375
$ 10.00	5,000
$ 12.20	1,500
$ 20.00	12,455
$ 29.98	375
$ 33.60	3,750
$ 47.70	20,000
$ 50.40	14,030
$ 60.00	400
Total	79,952

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of March 31, 2013, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 1,154,633 shares outstanding as of March 31, 2013.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (2)	Total Shares	Percent
Catalyst Funds (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	110,700	40,770	151,470	12.67%

Bellite Pty Limited (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	12.26%

Dimex Systems (1988) Ltd. (4) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	106,346	49,439	155,785	13.24%

Telegraph Hill Capital Fund I, LLC (5)	65,780	18,985	84,765	7.22%

(1)
Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P. Catalyst Investments II, L.P. is the general partner of Catalyst Private Equity Partners (Israel) II L.P.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments L.P. and Catalyst Private Equity Partners (Israel) II L.P. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments L.P. and in Catalyst Investments II, L.P.

(2)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.

(3)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(4)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

(5)	Mr. Luis Gutierrez Roy may be deemed to have sole voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund I, LLC.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge, in the table below:

Holdings as of:	December 31, 2010	December 31, 2011	December 31, 2012	March 31, 2013
Catalyst Funds (1)	105,863	212,526	192,107	110,700
Dimex Systems (1988) Ltd.	106,346	106,346	106,346	106,346
SITA	43,934	156,996	113,063	-
Bellite Pty Limited	40,817	116,286	116,286	116,286
Telegraph Hill Capital Fund I, LLC	24,091	64,341	65,780	65,780

(1)	Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P.

As of March 31, 2013, there were 64 record holders of ordinary shares, of which 10 were registered with addresses in the United States, representing approximately 60% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Grant of Shares and Options to Mr. Cukierman

Active Chairman Agreement

On November 7, 2007 the Company’s shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman. Pursuant to this Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2007-2010, he was granted 20,000 options in four equal annual tranches (pro-rated for any part of the Calendar year). The options were in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The options vested on a quarterly basis. The exercise price of the options was $47.7, which was equal to the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised options expire after five years from their respective grant date.

In December 2011, the Company’s shareholders approved a new Active Chairman Agreement with Mr. Cukierman. Pursuant to this agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 22,360 ordinary shares, and be paid a monthly cash payment of $5,000, plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service. Following approval by the shareholders in December, 2011, the cash fees for 2011 were paid retroactively for the entire year. The exercise price of the options is $3.8 and they vest and become exercisable in 16 equal quarterly installments. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. Additional installments vest at the end of each subsequent calendar quarter, provided that Mr. Cukierman shall hold his position as Chairman of the Board at the applicable vesting date.  Pursuant to the agreement, if Mr. Cukierman’s service to the Company is terminated by the Company for no cause then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination. Except for in the events of acceleration or termination for cause, the options are exercisable for five years from the grant date.

The options and the cash fee are in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

At the Company's request, the Chairman has agreed that the monthly payment of $5,000 shall be paid in Ordinary Shares instead of in cash. In December 2012, the shareholders approved an amendment to the Active Chairman Agreement to this effect, as follows:

•	Payment will be made once a year, at the end of each calendar year.
•
The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

•	Payment in Ordinary Shares applies for compensation due commencing July 1, 2012 onwards.

On December 31, 2012, the Company issued to Edouard Cukierman 5,119 ordinary shares pursuant to the revised Active Chairman Agreement.

Services Agreement with Cukierman & Co. Investment House.

In 2003, the Company's audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd. (“Cukierman & Co.”), to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the “Services Agreement”). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, he serves as Chairman of the Company's Board, and he may also be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments and by Catalyst Private Equity Partners (Israel) II L.P. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT (from February 9, 2009 until December 31, 2010, Cukierman & Co. agreed to temporarily reduce such fee to $8,500), in addition to a success fee of 4%-6% for a consummated private placements. The Services Agreement, as supplemented, provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co.

According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

Following the approvals by the Board of Directors and Audit Committee, the Company has entered into an amendment to the Services Agreement, dated January 13, 2013, pursuant to which the private placement portion of Cukierman & Co’s services was discontinued, commencing July 1, 2012. As a result, the retainer payment in respect of July 2012 onwards was reduced to $6,350, reflecting payment for the business development and mergers acquisitions only. In addition, the Company has requested and Cukierman & Co. has agreed, that payment of the retainer shall be made by way of equity (i.e., issuance to Cukierman & Co. of BOS’ Ordinary Shares) instead of in cash, as follows:

•	Payment is made once a year, at the end of each calendar year.
•
The price per Company Ordinary Share used for the calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the year.

On December 31, 2012 the company issued 6,501 Ordinary Shares to Cukierman & Co. in accordance with the revised Services Agreement.

For payments the Company paid and accrued pursuant to the Services Agreement in 2012, see Note 18 to the Consolidated Financial Statements for the year ended December 31, 2012.

Agreements with Telegraph Hill Capital Fund I, LLC (“Telegraph Hill Capital”)

Mr. Luis Gutierrez Roy, a director of the Company since October 2010, is the managing partner of Telegraph Hill Capital and may be deemed to have shared voting and dispositive power with respect to company shares held by Telegraph Hill Capital.

In September 2009, the Company entered into an advisory agreement with Telegraph Hill Capital, pursuant to which Telegraph Hill Capital was to provide the Company with non-exclusive private financing and business consulting services (the “Advisory Agreement”). In consideration, the Company issued to Telegraph Hill Capital warrants to purchase 3,600 Ordinary Shares at an exercise price of $11 per share. The warrants were exercisable as of February 28, 2011, and could be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the Advisory Agreement with THGroup LLC (management company of Telegraph Hill Capital), pursuant to which THGroup LLC shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THGroup LLC. For payments the Company paid and accrued pursuant to the Advisory Agreement in 2012, see Note 18c to the Consolidated Financial Statements for the year ended December 31, 2012.

On October 5, 2010, the Company entered into a share purchase agreement with Telegraph Hill Capital for the issuance of an aggregate of 24,091 Ordinary Shares at a price per share of $12.44, or approximately $300,000 in total.  Pursuant to this agreement, Mr. Luis Gutierrez Roy was appointed to the Board of Directors.

In December 2012, the Company’s shareholders approved an additional grant to Telegraph Hill Capital of warrants to purchase 3,600 Ordinary Shares. The warrants' exercise price is equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' meeting in December (i.e., $2.39). The warrants are exercisable for 3 years from their issuance date.

In addition, the shareholders approved an additional amendment to the Advisory Agreement with Telegraph Hill Capital, pursuant to which Telegraph Hill Capital will be paid a retainer for business development services that it provides to the Company. The retainer is in an amount of $3,650 per month, and is  paid in the Company’s Ordinary Shares as follows:

•	Payment is made once a year, at the end of each calendar year.

•
The price per share used for the share consideration calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

Accordingly, on December 31, 2012, the Company issued 1,439 ordinary shares to Telegraph Hill Capital for business development services.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000. On May 18, 2006, at the recommendation of the Audit Committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law. On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law. In addition, under the new indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries continued operations from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2012	$3,656,000	15%
2011	$6,433,000	19%
2010	$5,635,000	19%

Legal Proceedings

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by the Company and seeking damages in the amount of NIS 149,000 (approximately $43,000). During 2012, the Company has served a statement of defense and the case has been heard. The parties will be filing their written summations and thereafter the Court will render its judgment. The Company's financial statements include a provision in this respect.

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

Prices set forth below are high and low reported closing prices for our ordinary shares as reported by NASDAQ for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected on December 14, 2012.

Period		High ($)	Low ($)

Annual Information
2008	Annual	41.00	4.60
2009	Annual	13.20	4.40
2010	Annual	13.20	3.08
2011	Annual	14.08	2.72
2012	Annual	8.19	1.64

Quarterly Information (2011)
	First Quarter	10.72	5.44
	Second Quarter	14.08	7.6
	Third Quarter	10.92	4.4
	Fourth Quarter	5.08	2.72
	December	4.00	2.72

Quarterly Information (2012)
	First Quarter	4.76	2.84
	Second Quarter	4.2	2.56
	Third Quarter	3.6	1.64
	Fourth Quarter	8.19	1.64
	November	3.00	1.76
	December	8.19	2.24

Monthly Information (2013)
	January	6.08	4.05
	February	4.72	2.95
	March	3.97	2.66
	April (until April 29)	4.73	3.05

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Capital Market under the symbol “BOSC”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:  Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

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

Tax Consequences Regarding Disposition of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%.. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Israeli Companies are subject to the Corporate Tax rate of 25% on capital gains derived from the sale of listed shares.

U.S.-Israel Tax Treaty

Pursuant to the treaty  between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S. - Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxes Applicable to Dividends distributed

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, if the individual shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 30% unless a different rate is provided in a treaty between Israel and the shareholders country of residence.

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

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 30%.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 24% for the 2011 tax year, 25% for the 2012 and 2013 tax years.

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

Foreign Exchange Regulations

Under the Foreign Exchange Regulations the Israeli company calculates its tax liability in U.S. Dollars according to certain conditions. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non- U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for the taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition (long-term capital gains are currently taxable at a maximum rate of 20% for taxable years beginning after December 31, 2012). Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income”, which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

We believe that we were not a PFIC for our 2012 taxable year. Our status in the current and future taxable years will depend on our assets and income in those years. We have no reason to believe that our assets or income will change in a manner that would cause us to be classified as a PFIC. However, since the determination of whether we are a PFIC is based upon such factual matters as the valuation of our assets (which may depend upon our market capitalization, which is subject to fluctuation) and, in certain cases, the assets of companies held by us, there can be no assurance that we will not become a PFIC. If we were a PFIC, and you are a U.S. holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares (including the denial of the taxation of such distributions and gains at the lower rates applicable to long-term capital gains as discussed above under “Taxation of distributions on ordinary shares” and “Taxation of the disposition of ordinary shares”).

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

The documents concerning the Company that are referred to in the form may be inspected at the Company’s office in Israel. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website, www.boscom.com.

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

Foreign Currency Exchange Rate Risk:

We are exposed to currency transaction risk because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the NIS. In periods when the U.S. dollar devaluate against this currency, our reported results of operations may adversely affected. The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. From time to time, the Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. As of December 31, 2012, the notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies and to sell Euros for foreign currencies was $770,000, and €930,000. Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk.

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel and in the Far East. The Company generally does not require collateral, however most of the Company's customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd., and in certain circumstances, the Company may require letters of credit, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2012 and December 31, 2011:

	December 31
	2012	2011
Americas	$26,000	$136,000
Europe	334,000	152,000
Far East	113,000	724,000
Israel and others	7,534,000	7,495,000

	$8,007,000	$8,507,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to loans that carry variable interest.

A material change in interest pay on our loans may have an effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of 75,000.

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

(b)  Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

(c)  Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2012, that have materially affected or are reasonably likely to materially affect these controls.

(d)  Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2012, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

The Company’s principal accountants for the years 2010 and 2011 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2011 and 2012:

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Amount	Percentage	Amount	Percentage
Audit Fees	$77,000	85%	$73,000	88%
Tax Fees (1)	$14,000	15%	$10,000	12%
Total	$91,000	100%	$83,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to annual tax reports.

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

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:  Corporate Governance

Not applicable.

Item 16H:  Mine Safety Disclosures.

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements Of Comprehensive Loss	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements	F-10 – F-40

The audited financial statements filed as part of this Form 20-F are identical to the audited financial statements that were furnished under Form 6-K on April 4, 2013, except for a correction of several non-material typographical errors.

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

4.4
Business Development Addendum to the Services Agreement, as of May 24, 2010, by and among Cukierman & Co. Investment House Ltd., BOS-Dimex Ltd., and the Company. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.5*	Amendment to the Services Agreement, dated as of January 13, 2013, by and among Cukierman & Co. Investment House Ltd., BOS-Dimex Ltd. and the Company.

4.6	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11650).

4.7
Asset Purchase Agreement as of January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

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

4.10*	Amendment No. 3 to the Asset Purchase Agreement as of December 31, 2012 by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd.

4.11
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

4.12
Agreement by and between the Company and Dimex Systems dated November 9, 2011; Amendments to Warrants issued by the Company to Dimex Systems. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

4.13
Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Company. Form of Warrant issued by the Company to certain lenders. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.14
Form of Agreement by and among certain lenders and the Company (Conversion Amendments); Form of Amendment to Warrant issued by the Company to certain lenders. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

4.15
Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked); Form of Subordination Letters of BOS-Dimex Ltd. and of BOS-Odem Ltd.; and B.O.S Better Online Solutions Ltd. Subordination Letter. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

4.16
Bank Hapoalim Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings by BOS-Dimex Ltd., BOS-Odem Ltd. and the Company.  (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

4.17
Share Purchase Agreement dated as of October 4, 2010 between the Company and Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2011).

4.18*	Advisory Agreement dated September 1, 2009, by and between the Company and Telegraph Hill Group LLC.

4.19*	Amendment Number 1 to Advisory Agreement dated November 16, 2009, by and between the Company and Telegraph Hill Group LLC.

4.20*	Amendment Number 2 to Advisory Agreement dated February 8, 2013, by and between the Company and Telegraph Hill Group LLC; Warrant issued by the Company to Telegraph Hill Capital Fund I, LLC.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11*	Statement of Computation of Earnings Per Share.

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

101*
The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012 and 2011; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: April 30, 2013

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 4, 2013	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$354	$411
Trade receivables (net of allowance for doubtful accounts of $ 127 and $ 115 at December 31, 2012 and 2011, respectively)	8,007	8,507
Other accounts receivable and prepaid expenses	616	744
Inventories	3,160	4,020

Total current assets	12,137	13,682

LONG-TERM ASSETS:
Severance pay fund	21	41
Bank deposits	438	427
Investment in other company	-	68
Other assets	11	23

Total long-term assets	470	559

PROPERTY, PLANT AND EQUIPMENT, NET	963	1,166

OTHER INTANGIBLE ASSETS, NET	357	540

GOODWILL	4,122	4,122

	$18,049	$20,069

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$6,383	$7,496
Trade payables	4,915	4,165
Employees and payroll accruals	408	553
Deferred revenues	467	550
Current maturities of liability to Dimex Systems	136	300
Accrued expenses and other liabilities	567	967

Total current liabilities	12,876	14,031

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,188	1,530
Accrued severance pay	119	163
Liability to Dimex Systems, net of current maturities	710	747

Total long-term liabilities	2,017	2,440

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 80.00 nominal value: Authorized; 2,500,000 shares at December 31, 2012 and 2011; Issued and outstanding: 1,132,685 and 1,116,981 shares at December 31, 2012 and 2011, respectively	23,374	23,065
Additional paid-in capital	50,891	51,093
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(70,866)	(70,317)

Total shareholders' equity	3,156	3,598

Total liabilities and shareholders' equity	$18,049	$20,069

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Revenues	$24,503	$33,434	$30,187
Cost of revenues	19,050	26,481	22,668
Inventory write offs	385	443	36

Gross profit	5,068	6,510	7,483

Operating costs and expenses:
Research and development	125	403	372
Sales and marketing	3,058	4,273	4,068
General and administrative	1,693	2,252	1,786
Impairment of other intangible assets	-	555	-

Total operating costs and expenses	4,876	7,483	6,226

Operating Profit (loss)	192	(973)	1,257
Financial expenses, net	(781)	(2,241)	(961)
Other expenses, net	(147)	(172)	(120)

Income (loss) before taxes on income	(736)	(3,386)	176
Tax benefit (taxes on income)	187	172	(5)

Income (loss) from continuing operations	(549)	(3,214)	171
Loss from discontinued operations	-	-	(806)

Net loss	$(549)	$(3,214)	$(635)

Basic and diluted net earnings (loss) per share from continuing operations	$(0.49)	$(4.56)	$0.28

Basic and diluted net loss per share from discontinued operations	$-	$-	$(1.24)

Basic and diluted net loss per share	$(0.49)	$(4.56)	$(0.96)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Net loss	$(549)	$(3,214)	$(635)

Other comprehensive income (loss):

Change in foreign currency translation adjustment	-	(295)	262
Realized gain related to available for sale securities	-	-	(54)
	-	(295)	208

Comprehensive loss	$(549)	$(3,509)	$(427)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance at January 1, 2010	654,540	$70,267	$(156)	$(66,468)	$3,643

Issuance of Ordinary shares for options exercised	9,499	-	-	-	-
Issuance of shares related to the private placement (net of $ 35 issuance expenses)	24,090	265	-	-	265
Issuance of warrants related to convertible note	-	15	-	-	15
Share-based compensation expense	-	217	-	-	217
Other comprehensive loss			208		208
Net loss	-	-	-	(635)	(635)
Total comprehensive loss

Balance at December 31, 2010	688,129	70,764	52	(67,103)	3,713
Issuance of Ordinary shares for options exercised	8,361	-	-	-	-
Issuance of Ordinary shares related to an inducement of a convertible note	420,491	3,139	-	-	3,139
Extension of warrants related to convertible note	-	86	-	-	86
Share-based compensation expense	-	169	-	-	169
Other comprehensive loss	-	-	(295)	-	(295)
Net loss	-	-	-	(3,214)	(3,214)
Total comprehensive loss	-	-		-

Balance at December 31, 2011	1,116,981	74,158	(243)	(70,317)	3,598
Issuance of Ordinary shares for options exercised	1,254	-	-	-	-
Issuance of Ordinary shares to directors	14,450	84	-	-	84
Share-based compensation expense	-	23	-	-	23
Other comprehensive loss	-	-	-	-	-
Net loss				(549)	(549)

Balance at December 31, 2012	1,132,685	$74,265	$(243)	$(70,866)	$3,156

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net loss	$(549)	$(3,214)	$(635)
Loss from discontinued operations	-	-	806

Net profit (loss) from continuing operations	(549)	(3,214)	171

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	363	656	611
Inventory write off	385	443	36
Impairment of other intangible assets	-	555	-
Capital gain / loss from sale and disposal of property, plant and equipment	79	-	-
Capital loss from sale of investment in other company	-	-	7
Currency fluctuation of long term deposits	(11)	-	-
Impairment of available for sale securities	-	156	-
Impairment of investment in other company	68	39	111
Severance pay, net	(24)	5	-
Share-based compensation expenses related to employees, directors and service providers	107	169	217
Amortization of discount on convertible note	22	202	225
Accrued interest on long-term convertible note and liability to Dimex Systems Ltd	32	230	196
Conversion expenses of convertible note	-	760	-
Revaluation of fair value related to extension of warrants as part of an Inducement of a convertible note	-	86
Decrease (increase) in trade receivables, net	500	(1,045)	(417)
Change in income tax accruals	(187)	(199)	52
Decrease (increase) in other accounts receivable and other assets	140	363	(114)
Decrease (increase) in inventories	475	506	138
Increase (decrease) in trade payables	750	(46)	332
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(441)	(31)	(105)

Net cash provided by (used in) operating activities from continuing operations	1,709	(365)	1,460
Net cash used in operating activities from discontinued operations	-	-	(176)

Net cash provided by (used in) operating activities	1,709	(365)	1,284

Cash flows from investing activities:
Purchase of property, plant and equipment	(82)	(357)	(108)
Proceeds from sale of property, plant and equipment	26	-	-
Change in long term bank deposits	-	(427)	-
Proceeds from sale of investment in other company	-	-	150
Repayment of deferred consideration for the acquisition of Dimex Systems Ltd activity	(255)	(256)	(147)

Net cash used in investing activities from continuing operations	(311)	(1,040)	(105)
Net cash used in investing activities from discontinued operations	-	-	-

Net cash used in investing activities	(311)	(1,040)	(105)

Cash flows from financing activities:
Proceeds from issuance of shares, net	-	-	265
Repayment of (proceeds from) short and long-term bank loans	(1,455)	1,113	(841)
Proceeds from (repayment of) long-term convertible note and warrants, net of issuance expenses	-	-	(28)

Net cash provided by (used in) financing activities from continuing operations	(1,455)	1,113	(604)
Net cash provided by (used in) financing activities from discontinued operations	-	-	(308)

Net cash used in (provided by) financing activities	(1,455)	1,113	(912)

Increase (decrease) in cash and cash equivalents	(57)	(292)	267
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	(128)
Cash and cash equivalents at the beginning of the year	411	703	564

Cash and cash equivalents at the end of the year	$354	$411	$703

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2012	2011	2010

Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$502	$572	$463

(ii)	Non-cash activities:

	Conversion of payable into long-term convertible debentures	$-	$-	$161
	Sale of investment in other company	$-	$-	$150
	Conversion of convertible note into share capital	$-	$2,523	$-

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

b.
In the years ended December 31, 2012, 2011, and 2010 the Company incurred losses of $ 549, $3,214, and profit of 635 respectively. In the years ended December 31, 2012, 2011, and 2010 the Company generated positive cash flow from operating activities from continuing operations amounting to $ 1,709 in 2012, negative cash flow of $365 in 2011, and positive cash flow of $1,460 in 2010. Due to the above, the Company's cash and cash equivalent decreased from $ 411 as of December 31, 2011 to $ 354 as of December 31, 2012. The Company had negative working capital of $739 as of December 31, 2012 and $349 as of December 31, 2011. As of December 31, 2012, the Company was not in compliance with certain financial covenants. The Company received a waiver from the lender with respect to the covenants as of December 31, 2012, valid through May 1, 2014.

c.	All share and per share data in this report is reported after giving effect to the 1 for 4 reverse split that occurred on December14, 2012 (see Note 14).

d.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment (see Note 17).

The Company's wholly-owned subsidiaries include:

(1)
BOS-Dimex Ltd. (previously "Dimex Solutions Ltd"), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components and advanced technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments;

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

e.	Discontinued operations:

On November 23, 2010 the Company announced that its two U.S. subsidiaries that were part of its Supply Chain Solutions division, Lynk and its subsidiary Summit, have filed a Chapter 7 petition with the US Bankruptcy Court.

Summarized selected financial information of the discontinued operations is as follows:

2010

Revenues	$8,338
Cost of revenues	6,990

Gross profit	1,348

Impairment of goodwill	-
Total operating costs and expenses	1,487

Operating loss	(139)
Financial expenses, net	(213)
Other expenses, net (*)	(496)

Loss before taxes on income	(848)
Tax benefit (taxes on income)	42

Net loss	$(806)

(*)	In 2010, other expenses include $ 554 related to the write off of net assets and liabilities related to discontinued operations.

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

A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are premeasured into dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

As of December 31, 2011, the financial statements of a certain subsidiary, whose functional currency is other than the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

As of January 1, 2012, as a result of business changes in a certain subsidiary, the Company changed the functional currency of the subsidiary from NIS to US Dollars.

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

e.	Inventories:

Inventories are valued at the lower of cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are made to cover risks arising from slow-moving items or technological obsolescence.

f.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(Mainly 33%)
Office furniture and equipment	6 - 15	(Mainly 10%)
Leasehold improvements	over the shorter of the period of the lease or the life of the assets
Motor vehicles	15
Real estate	4

g.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. During 2012 no impairment losses have been identified. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital ("WACC").

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the year 2011 the Company recognized an impairment loss $555 related to a brand name and customer list of which $470 was attributed to the Supply Chain solutions segment and $85 were attributed to the RFID and Mobile solutions segment.

During 2012 and 2010 no impairment losses have been identified.

h.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Goodwill as of December 31, 2012 and December 31, 2011 amounted to $4,122. The translation impact on goodwill during the year ended December 31, 2011 was ($316), and $0 during the year ended December 31, 2012 due to the reporting segment's change in functional currency from the NIS to the US Dollar.

Testing Methodology:

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if there are indicators of impairment present. The provisions of ASC 350 requires that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The reporting unit of the Company for purposes of the impairment test is the Company's RFID and Mobile solutions segment. Discrete financial information is available for this component of the business. Segment management regularly reviews the operating results of this component.

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2012 were five years of projected net cash flows, WACC of 16.06% and a long-term growth rate of 3%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Testing Results:

During 2012, 2011 and 2010 no impairment losses have been identified.

i.	Research and development costs:

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

j.	Severance pay:

The Company's liability for severance pay for Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof above one year. The Company's liability for its Israeli employees is mostly covered by insurance policies designed solely for distributing severance pay. The value of these policies is not under the Company's control, thus just the liability net of funds under insurance policy is presented in the balance sheet.

The Company has two general deposit funds for severance. The value of the deposited funds includes profits, and is recorded as an asset in the Company's balance sheet.

The Company's payroll includes employees whom its severance pay liability is calculated pursuant to Article 14 of the Israel's Severance Pay Law. The Company currently deposits the corresponding amounts required in accordance with Article 14 to the relevant pension funds. These amounts will be released to the applicable employees upon termination of employment and this substitutes the obligation described above, to pay severance based on the most recent salary of the employee multiplied by the number of years of employment. The aforementioned deposited amounts are not reflected on the financial statements due to the fact that they are not under the Company's control.

Severance expenses for 2012, 2011 and 2010 amounted to $ 117, $ 242 and $ 137, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and support services.

Revenues from product sales, related to both the Supply Chain Solutions and RFID and Mobile Solutions segments, are recognized in accordance with SAB 104, Revenue Recognition ("ASC 605") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

l.	Income taxes:

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is- more- likely- than- not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2012 and 2011, the Company recorded tax income of $ 195 and $261, respectively in regard to a decrease of uncertain tax position for closed tax years.

m.	Concentrations of credit risk:

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Derivative financial instruments:

The Company's derivatives consist primarily of forward contracts the Company uses to hedge the Company's exposure to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets or liabilities and measures those instruments at fair value. The derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133 and SFAS161). Therefore, the Company recognizes changes in the fair values of the derivatives in its statement of income in financial income, net, at the same period as the re-measurement of gain and loss of the related foreign currency denominated assets and liabilities.

As of December 31, 2012, the notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies and to sell Euros for foreign currencies was $ 770 and € 930, respectively. The Company recorded the fair value of derivative liability in the amount of $ 5 in accrued expenses and other liabilities.

o.	Basic and diluted net earnings (loss) per share:

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

The total number of ordinary shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 255,228, 381,153 and 360,585 for the years ended December 31, 2012 , 2011 and 2010, respectively.

p.	Accounting for share-based compensation:

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
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option terms. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the Simplified method permitted by SAB 107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2012 and 2011 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2012	2011

Risk-free interest	1.34%	1.17%
Dividend yields	0%	0%
Volatility	83%	96%
Expected option term	3 years	3.83 years
Forfeiture rate	0%	24%

During 2012, 2011 and 2010, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2012	2011	2010

Selling and marketing	$-	$8	$39
General and administrative	107	161	178

Total stock-based compensation expense	$107	$169	$217

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies ASC 718 and ASC 505-50 for equity instruments that are issued to other than employees for acquiring, or in conjunction with, selling, goods or services.

q.	Fair value of financial instruments:

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

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 are comprised of foreign currency forward contracts.

Assets measured at fair value on a non-recurring basis as of December 31, 2012 are Investment in shares of a cost method investee and intangible assets and goodwill that were written down to zero as a result of an impairment loss.

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

r.	Reclassification:

Certain 2011 figures have been reclassified to conform to the 2012 presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2011

Government authorities	$78	$92
Advances to suppliers	258	411
Prepaid expenses	163	172
Deferred expenses attributed to software projects	22	52
Other	95	17

	$616	$744

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to a $ (5) and a $ (67) liability as of December 31, 2012 and 2011, respectively.

NOTE 5:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$163	$189
Finished goods	2,997	3,831

	$3,160	$4,020

NOTE 6:-	INVESTMENT IN OTHER COMPANIES

The Company's investments in companies comprise of an investment in Surf Communication Systems Ltd.:

	December 31,
	2012	2011

Cost net of cumulative impairment losses	$-	$68

During 2012, a full impairment loss of $68 was recognized against the investment in Surf Communication Systems Ltd.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2012	2011
Cost:

Computers and software	$728	$921
Office furniture and equipment	706	1,031
Leasehold improvements and real estate	648	1,446
Motor Vehicles	347	341

	2,429	3,739

Accumulated depreciation:

Computers and software	674	805
Office furniture and equipment	343	615
Leasehold improvements and real estate	299	988
Motor vehicles	150	165

	1,466	2,573

Depreciated cost	$963	$1,166

Depreciation expenses amounted to $ 180, $ 280 and $ 241 for the years ended December 31, 2012, 2011 and 2010, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER INTANGIBLE ASSETS, NET

	December 31, 2012	Weighted average amortization period	December 31, 2011	Weighted average amortization period

Cost:

Backlog	$27	-	$27	-
Technology	226	-	226	-
Brand name	670	4.1	670	4.1
Customer list	2,450	2.5	2,450	2.5

	3,373		3,373

Accumulated amortization:

Backlog	27		27
Technology	226		226
Brand name	475		411
Customer list	2,288		2,169

	3,016		2,833

Amortized cost	$357		$540

Intangible assets are amortized based on the straight line method for their remaining useful life.

Amortization expenses amounted to $ 183, $ 931 and $ 369 for the years ended December 31, 2012, 2011 and 2010, respectively.

Estimated amortization expenses for the years ended:

December 31,

2013	180
2014	177

$357

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHORT-TERM BANK LOANS AND CURRENT MATURITIES

	Weighted interest rate as of December 31, 2012	December 31,
Loan currency	%	2012	2011

NIS	6.70	$929	$3,904
	$4.8	4,937	2,932
Euro	4.67	93	-

		5,959	6,836
Current maturities	4.97	424	660

		$6,383	$7,496

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

There were no Bank Leumi covenants related to short term loans applicable for the fiscal years 2012 and 2011.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2011

Government authorities	$300	$275
Professional services	120	196
Derivative liability	5	67
Tax accruals	86	273
Other	56	156

	$567	$967

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	LONG-TERM BANK LOANS, NET OF CURRENT MATURITIES

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2012	December 31,
Loan currency	%	2012	2011

NIS	4.97 (Prime minus 0.5 up to Prime plus 1.5)	$1,612	$2,190

		1,612	2,190
Less - current maturities	4.97	424	660

		$1,188	$1,530

Bank Leumi debt amounted to $ 0 and $ 367 in December 31, 2012 and December 31, 2011, respectively.

Bank HaPoalim debt amounted to $ 1,521 and $ 1,714 as of December 31, 2012 and 2011, respectively.

The repayment of the Company's bank debt to Bank HaPoalim is not secured, except by long term bank deposits in the amount of $ 438. The Bank HaPoalim loan agreements contain various financial covenants which require that the Company's Israeli subsidiaries maintain certain financial ratios and level of profitability.

As of December 31, 2012, the Company was not in compliance with certain financial covenants. The Company received a waiver from the bank with respect to the covenants as of December 31, 2012, valid through the earlier of May 1, 2014 or the Company's filing of its 2013 financial statements.

b.	The Company loans mature in the following years subsequent to the balance sheet dates:

2013 (Current maturities)	$424
2014	464
2015	399
2016	325

$1,612

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LIABILITY TO DIMEX SYSTEMS

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems Ltd. As part of this acquisition, the Company and BOS Dimex owe to Dimex Systems Ltd. an amount on account of the purchase price as summarized below:

	Nominal interest rate as of December 31, 2012	December 31,
Loan currency	%	2012	2011

NIS (1)	4.0	$527	$473
NIS (2)	4.0	319	$574

		846	1,047
Less - current maturities	4.0	136	300

		$710	$747

(1)	Will be paid in 24 equal monthly payments commencing January, 2014 (see note 14a).

(2)
The loan originally carried a nominal interest rate of 8% and with principle and interest payments to be made through December 2013.  On December 31, 2012, the loan agreement was modified to reduce the nominal interest rate to 4% and principle and interest payments were spread out through June 2015. The Company accounted for the loan modification in accordance with ASC 470-60 Troubled Debt Restructurings by Debtors, and as a result of which, there was no material effect to the December 31, 2012 balance sheet and the results of operations through December 31, 2012.

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the Research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of  LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2010 through 2012.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2012, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,316, in respect of these grants. Royalty expenses in the amount of $ 0 and $3 were recorded on such royalties during 2012 and 2011, respectively. Commencing year 2012, there are no sales of products that were developed using funds provided by the OCS. Additionally, the developed software for which the grant was received is no longer being sold.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities (the "Marketing Fund") at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2010 through 2012.

As of December 31, 2012, the Company has an outstanding contingent obligation to pay royalties to the Marketing Fund including interest, in the amount of $ 107. No Marketing Fund royalty expenses were recorded during 2012, 2011 and 2010. Additionally, the developed software for which the grant was received is no longer being sold.

2.
The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2016. Minimum future rental payments for 2013, 2014 and 2015 are $ 105, $ 80 and $ 51, respectively.

The Company's motor vehicles are leased under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2015. The maximum breach of contract fees may amount to $ 37.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2012, 2011 and 2010 amounted to $ 420, $ 551 and $ 563, respectively.

3.	Litigation:

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $43). During 2012, The Company has served a statement of defense and the case has been heard. The parties will be filing their written summations and thereafter the Court will render its judgment. The Company's financial statements include a provision in this respect.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS' EQUITY

                        a.            Share reverse split

On December 14, 2012 the Company announced a reverse split of its Ordinary shares.

Pursuant to the reverse split, each 4 Ordinary Shares, NIS 20.00 nominal value per share, will be converted into one Ordinary Share, NIS 80.00 nominal value per share. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next higher whole number of shares. All share and per share data in these financial statements and related notes are reported after the giving effect to the 1 for 4 reverse split.

As of December 13, 2012, there were 4,472,298 Ordinary Shares outstanding and after the reverse split there were 1,118,081 Ordinary Shares outstanding.

b.	Private placements:

On October 5, 2010 the Company entered into a definitive private placement agreement with Telegraph Hill Capital Fund I, LLC ("THCAP") for the issuance of an aggregate of 24,091 Ordinary Shares at a price per share of $ 12.44, or approximately $ 300 in total. In addition, the Company announced that Mr. Luis Gutierrez Roy, managing partner in THCAP was appointed to its Board of Directors.

On December 21, 2011 the company announced that it has entered into agreements with its convertible debt lenders, for the amendment of their loan agreements and the subsequent conversion of their debt into the Company's ordinary shares.

The amendments to the loan agreements provide that the amount of $ 2,523 of these loans was converted into the company's ordinary shares at a reduced conversion price of $ 6 per share, instead of the conversion rate of $ 13 per share set in the original loan agreements. As a result of the conversion, the company issued 420,491 ordinary shares.

In connection with the conversion, the term of warrants to purchase 160,996 shares that had been issued to the lenders, was extended by 2 years, until July 2014 and February 2015 (see Note 12). Following the extension of the warrants as mentioned above, in accordance with ASC 815, the Company recorded $86 financial expenses in its statement of operations in 2011, reflecting the incremental compensation caused directly from the extension.

On December 21, 2011 the remaining convertible loan of $ 501 (the "Deferred Loan" or the "2011 restructuring") remains outstanding, and will bear a reduced interest rate of 4% (as was accounted for in the Conversion Agreements). The Deferred Loan will no longer be convertible. The Deferred Loan will be repaid in 24 equal monthly installments commencing January 10, 2014 (instead of in two payments - in July 2012 and February 2013, according to the original convertible note agreement). The balance of the deferred loan as of December 31, 2012 is $527(see note 12).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-    SHAREHOLDERS' EQUITY (Cont.)

c.            Warrants to shareholders

The Company's outstanding warrants to shareholders as of December 31, 2012 are as follows

Outstanding and exercisable warrants	Weighted average exercise	Weighted average
as of	price of	remaining
December 31,	outstanding	contractual
2012	warrants	life (years)
154,781	$11	1.6
6,215	$11	2.1

d.	Stock option plans:

In May 2003, the Company's shareholders approved the adoption of the 2003 Israeli Stock Option Plan ("the Plan"), pursuant to which 31,250 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan, initially to 50,000, and thereafter to 75,000, to 130,000, to 208,000 and in December 21, 2011 to 275,000. Any option which is canceled or forfeited before expiration will become available for future grants.

In December 2012, the Company's shareholders approved a 10-year extension to the Plan, until May 31, 2023,

As of December 31, 2012 an aggregate of 144,982 options are available for future grants under the Plan. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employee and director stock option activity and related information for the year ended December 31, 2012, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	124,707	$25	2.91	$60
Changes during the year:
Granted	-
Exercised	(1,093)
Forfeited or cancelled	(30,102)	$55.85

Outstanding at December 31, 2012	93,512	$23.45	2.74	78

Vested and expected to vest	81,284	$26.20	2.59	70
Exercisable at December 31,2012	81,284	$26.20	2.59	70

No options were granted during 2012 and 2010, the weighted-average grant-date fair value of options granted during the year ended December 31 2011 was $ 6.76. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's ordinary shares on December 31, 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012.

Total intrinsic value of options exercised for the years ended December 31, 2012, 2011 and 2010 was $ 5, $ 33 and $ 62, respectively. As of December 31, 2012, there was $ 21 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's Plan. That cost is expected to be recognized through 2014.

No cash was received from exercise of options in the years ended December 31, 2012, 2011 and 2010.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The options granted to employees and director outstanding as of December 31, 2012 separated into ranges of exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	contractual
	as of	remaining	as of	life of options
exercise	December 31,	contractual	December 31,	exercisable
price	2012	life (years)	2012	(years)

$0	11,751	0.85	11,751	0.85
$3.80	22,360	3.97	11,180	3.97
$8.00	9,199	3.25	9,199	3.25
$9.91	375	1.14	375	1.14
$11.00	617	1.56	617	1.56
$12.20	1,500	0.88	1,500	0.88
$20.00	9,155	1.00	8,107	1.00
$29.98	375	0.49	375	0.49
$33.60	3,750	5.24	3,750	5.24
$47.70	20,000	1.75	20,000	1.75
$50.40	14,030	4.3	14,030	4.3
$60.00	400	1.63	400	1.63

	93,512	2.74	81,284	3.2

e.	Warrants issued to service providers and debt providers:

The Company accounts for warrants issued to service providers and debt providers in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees". The fair value for these warrants was estimated at the date of grant using the Black-Scholes option pricing model. During the years 2012 and 2010 the Company granted warrants to several service and debt providers (see Note 12). No warrants were granted in 2011 to service and debt providers.

In March 2012, the company's Audit Committee and Board of Directors approved a grant of warrants to purchase 3,600 Ordinary shares to THCAP. The grant was approved by the company's shareholders on December 13, 2012. The warrants exercise price is $2.39 and will be exercisable for 3 years starting December 13, 2012.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The Company's outstanding warrants to service and debt holders as of December 31, 2012 are as follows:

				Weighted average
	Warrants	Weighted	Warrants	remaining
	outstanding	average	exercisable	contractual
	as of	remaining	as of	life of warrants
exercise	December 31,	contractual	December 31,	exercisable
price	2012	life (years)	2012	(years)

$0.00	330	1.00	330	1.00
$2.39	3,600	2.95	3,600	2.95
$10.00	5,000	3.58	5,000	3.58
$11.00	6,216	0.09	6,216	0.09
$14.88	17,274	1.093	17,274	1.093
$20.00	3,300	1.00	3,300	1.00
$80.80	1,218	0.62	1,218	0.62
$106.00	2,436	0.62	2,436	0.62

	39,374	1.37	39,374	1.37

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME

a.	Change in corporate tax rate:

The Israeli corporate tax rate was 25% in 2010 and 24% in 2011 and 25% in 2012.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among other things, cancels, effective from 2012, the scheduled progressive reduction in the corporate tax Rate. The Law also increases the corporate tax rate to 25% in 2012.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2012, in the amount of approximately $ 32,463. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $21,914 which may be carried forward under certain limitations.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2012	2011
Assets in respect of:

Allowances and provisions	$142	$195
Net operating loss carry forward (1)	8,116	7,778

	8,258	7,973

Valuation allowance (2)	(8,168)	(7,838)

	90	135
Liabilities in respect of intangible assets	(90)	(135)

Net deferred tax assets (liability)	$-	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

(1)	See Note 15b.

(2)
In 2012, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating losses and current uncertainty about the ability to realize these deferred tax assets in the future.

d.	Tax benefit (taxes on income) is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Current	$187	$172	$(2)
Prior years	-	-	(3)

	$187	$172	$(5)

Domestic	195	172	$(73)
Foreign	(8)	-	68

	$187	$172	$(5)

e.	Profit (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2012	2011	2010

Domestic	$(572)	$(3,429)	$228
Foreign	23	43	(52)

	$(549)	$(3,386)	$176

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS Odem and BOS Dimex have final assessments through 2008. Bos has final assessments through 2007. Dimex Hagalil was incorporated in 2008, and therefore, does not have any final assessments.

Ruby-Tech Inc., a U.S. subsidiary, has final assessments through 2008.

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

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS Dimex and BOS Odem may be subject to auditing by the Israel tax authorities for fiscal years 2009 and thereafter. Dimex Hagalil may be subject to auditing by the Israel tax authorities for fiscal years 2008 and thereafter. Ruby-Tech Inc., a U.S.

subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2008 and thereafter.

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

i.	Uncertain tax positions

	December 31,
	2012	2011

Uncertain tax positions, beginning of year	$172	$379
Decreases in tax positions for prior years	(172)	(207)
Increases in tax positions for current year	31	-

Uncertain tax positions, end of year	$31	$172

The Company recognizes interest accrued that is related to unrecognized tax benefits and penalties in taxes on income. During the years ended December 31, 2012 and 2011, the Company recognized approximately $ (54) and $ (54), respectively, in interest and penalties. The Company had approximately $ 0 and $ 54 accruals for the payment of interest and penalties at December 31, 2012 and 2011, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2012	2011	2010
Financial income:
Interest on bank deposits	$5	$3	$32
Change in fair value of forward contracts	-	-	141

	5	3	173
Financial expenses:
In respect of bank loans, bank fees, convertible note and liability to Dimex Systems	(681)	(1,251)	(1,039)
Inducement and related cost (Note 12)	-	(760)	-
Revaluation of fair value related to extension of warrants as part of an Inducement of a convertible note	-	(86)	-
Change in fair value of forward contracts	(34)	(44)
Other (mainly foreign currency transaction losses)	(71)	(103)	(95)

	(786)	(2,244)	(1,134)

	$(781)	$(2,241)	$(961)

b.	Net earnings (loss) per share:

1.	Numerator:
	Numerator for basic and diluted net Earnings (loss) per share:
	Income (loss) from continuing operations	$(549)	$(3,214)	$171
	Loss from discontinued operations	-	-	(806)

	Net loss available to ordinary shareholders	$(549)	$(3,214)	$(635)

2.	Denominator (in thousands):

	Basic weighted average ordinary shares outstanding (in thousands)	1,118	705	656
	Diluted weighted average ordinary shares outstanding (in thousands)	1,118	705	690
	Basic and diluted net earnings (loss) per share from continuing operations	$(0.49)	$(4.56)	$0.28
	Basic and diluted net earnings (loss) per share from discontinued operations	$-	$-	$(1.24)
	Basic and diluted net loss per share	$(0.49)	$(4.56)	$(0.96)

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

a.	Revenues, gross profit and assets for the operating segments for the years 2012, 2011 and 2010 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not Allocated/ Intercompany	Consolidated
2012

Revenues	$8,894	$15,915	$(306)	$24,503

Gross profit	$2,345	$2,723	$-	$5,068

Assets related to segment	$8,558	$9,491	$-	$18,049

2011

Revenues	$13,128	$21,332	$(1,026)	$33,434

Gross profit	$3,105	$3,405	$-	$6,510

Assets related to segment	$10,132	$9,869	$68	$20,069

2010

Revenues	$12,463	$17,724	$-	$30,187

Gross profit	$3,632	$3,851	$-	$7,483

Assets related to segment	$12,418	$9,605	$107	$22,130

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2012, 2011 and 2010 based on the location of customers:

	Year ended December 31,
	2012		2011		2010
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$493	$-	$1,514	$-	$2,596	$-
Far East	1,985	-	3,943	-	2,228	-
Europe	1,178	-	976	-	811	-
Israel and others	20,847	963	27,001	1,166	24,552	1,135

	$24,503	$963	$33,434	$1,166	$30,187	$1,135

*)	Long-lived assets are comprised of property, plant and equipment (intangible assets and goodwill are not included).

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2012	2011	2010

Customer A (Supply Chain Segment)	15%	10%	7%

NOTE 18:-	RELATED PARTIES

a.	Service Agreement of Cukierman & Co.:

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

Pursuant to an amendment to the Service Agreement, as of July 1, 2012, the monthly payment was reduced to $6.4 plus VAT.

In addition, the payment will be made once a year at the end of each calendar year by way of issuance of the Company's shares and not in cash, using a price per share as stipulated in the revised Service Agreement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

On December 31, 2012 the company issued 6,501 ordinary shares to Cukierman & Co as per the revised Service Agreement.

Expenses the Company recorded according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2012	2011	2010

Retainer fee	$98	$120	$95

Success fee in respect of issuance of private placements, According to Service Agreement	-	-	18

Total	$98	$120	$113

b.	Active Chairman Agreement with Edouard Cukierman:

On November 7, 2007, the shareholders approved an Active Chairman Agreement with Mr. Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman was granted options (the"Options") to purchase up to 5,000 ordinary shares of the Company per each calendar year of service as the Company's Chairman of the Board of Directors (the "Service") in the years 2007-2010. The Options were in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

The exercise price of the Options was $ 47.7, which was equal to the weighted average of the closing prices of the Company's ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders' approval. Unexercised Options expire after five years from their grant date.

In March 2011, the Company's Audit Committee and Board of Directors approved a new Active Chairman Agreement with Mr. Cukierman for services in the years 2011-2014. The agreement was approved by the Company's shareholders on December 20, 2011. Pursuant to this agreement in consideration for Mr. Cukierman's services as the Company's Active Chairman in the years 2011-2014, he shall be granted options to purchase 22,360 ordinary shares, and be paid a monthly cash payment of $ 5,000 plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service. Following approval by the shareholders, the cash fees for 2011 were paid retroactively for the entire year.

The exercise price of the options is $ 3.8 and they vest and become exercisable in 16 equal quarterly installments. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. Additional installments vest at the end of each subsequent calendar Quarter, provided that Mr. Cukierman shall hold his position as Chairman of the Board at the applicable vesting date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

Pursuant to the agreement, if Mr. Cukierman's service to the Company is terminated by the Company, for reasons other than cause, then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination.

The options and the cash fee are in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

On December 13, 2012 an amendment to the agreement was approved stating that commencing July 1, 2012 the payment for the Chairman services will be paid in ordinary shares of the company instead of in cash.

On December 31, 2012 the company issued to Edouard Cukierman 5,119 ordinary shares pursuant to the revised Agreement.

Expenses incurred in accordance with the Active Chairman Agreement with Edouard Cukierman are as follows:

	Year ended December 31,
	2012	2011	2010

Chairman fees	$60	$60	$-
Share based compensation expenses	10	43	75

Total	$70	$103	$75

c.	Agreements with THCAP:

In September 2009, the Company entered into a service agreement with THCAP, pursuant to which THCAP shall provide the Company with non-exclusive private financing and business consulting services. In consideration, the Company issued to THCAP warrants to purchase 3,600 ordinary shares at an exercise price of $ 11 per share. The warrants were exercisable as of February 28, 2011 and could be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the service agreement with THCAP, pursuant to which THCAP shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCAP.

On October 5, 2010 the Company entered into a definitive private placement agreement with THCAP pursuant to which the Company issued to THCAP ordinary shares (see Note 14a), and Mr. Luis Gutierrez Roy, the managing partner in THCAP was appointed to its Board of Directors.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

On December 13, 2012, The Company's shareholders approved an additional grant to THCAP of warrants to purchase 3,600 ordinary shares. The warrants' exercise price is $2.39. The warrants will be exercisable for 3 years from the grant date.

On December 13, 2012 the company's shareholders approved an additional amendment to the agreement with THCAP. Pursuant to this amendment, THCAP will be paid a monthly retainer for business development services in the amount of $3.7 per month to be paid in the Company's ordinary shares.

On December 31, 2012, the Company issued 1,439 ordinary shares to THCAP pursuant to the amendment.

Expenses incurred according to the agreements with THCAP are as follows:

	Year ended December 31,
	2012	2011	2010

Retainer fees	$2	$-	$-
Share based compensation expenses	6	1	10

Total	$8	$1	$10

NOTE 19:-	SUBSEQUENT EVENTS

On January 2, 2013 the company received a notice from the NASDAQ Office of General Counsel, Hearings, advising that the Company has regained compliance with the applicable minimum bid price rule and is in compliance with all other applicable requirements for listing on The NASDAQ Capital Market. Accordingly, the Hearings Panel has determined to continue the listing of the Company’s securities on The NASDAQ Stock Market.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-130048 and No. 333-152020) and related prospectus and in the Registration Statements on Form S-8 (Nos. 333-160414, 333-148318, 333-136957, 333-110696, 333-100971, 333-11650 and 333-179253) of B.O.S Better Online Solutions Ltd. (“BOS”) of our report dated April 4, 2013, with respect to the consolidated financial statements of BOS for the year ended December 31, 2012, which appears in BOS’s current report on Form 6-K.

____________________________________
Tel Aviv Israel	KOST, FORER GABBAY & KASIERER
April 4, 2013	A Member of Ernst & Young Global