Form 20-F
period 2013-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2014-04-14
CIK 1005516

     As filed with the Securities and Exchange Commission on April 14, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2013

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

1,258,245 ordinary shares, nominal value NIS 80.00 per share, as of December 31, 2013 and 1,298,215 ordinary shares, nominal value NIS 80.00 per share, as of March 31, 2014.

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

2

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

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the  U.S. Private Securities Litigation Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; and our technological advancement. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

3

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

Market data and forecasts used in this report have been obtained from independent industry sources that we believe to be reliable. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

4

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

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2010 and 2009, and the consolidated balance sheet data as of December 31, 2011 and 2010 and 2009, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The financial statements of BOS - Supply Chain Solutions (Lynk) Inc. ("Lynk", formerly, Lynk, USA Inc.) and its subsidiaries for the year ended December 31, 2009 were audited by Arik Eshel, CPA & Assoc., PC an independent registered public accounting firm. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

The Company has accounted for discontinued operations, in accordance with ASC 205-20, Discontinued operations of the Financial Accounting Standards Board. As such, the results of discontinued operations, including revenues, cost of revenues, operating expenses, and other income and expenses, in connection with discontinued operation in previous periods, have been reclassified in the accompanying statements of operations.

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	Year Ended December 31,
	2009	2010	2011	2012	2013

Revenues	25,467	30,187	33,434	24,503	25,903
Cost of revenues	19,741	22,668	26,481	19,050	20,751
Inventory write offs	2,235	36	443	385	121
Gross profit	3,491	7,483	6,510	5,068	5,031
Operating expenses:
Research and development, net	360	372	403	125	-
Sales and marketing	5,426	4,068	4,273	3,058	2,924
General and administrative	2,004	1,786	2,252	1,693	1,523
Impairment of goodwill and other intangible assets	383	-	555	-	-
Total operating expenses	8,173	6,226	7,483	4,876	4,447
Operating Profit (loss)	(4,682)	1,257	(973)	192	584
Financial expense, net	(606)	(961)	(2,241)	(781)	(549)
Other expenses, net	(409)	(120)	(172)	(147)	(22)

Income (loss) before tax on income	(5,697)	176	(3,386)	(736)	13
Tax benefit (taxes on income)	(329)	(5)	172	187	(13)
Income (loss) from continuing operations	(6,026)	171	(3,214)	(549)	-
Net income (loss) from discontinued operations	(3,075)	(806)	-	-	-

Net loss	(9,101)	(635)	(3,214)	(549)	-
Basic and diluted net income (loss) per share from continuing operations	$(9.28)	$0.28	$(4.56)	$(0.49)	$-
Basic and diluted net income (loss) per share from discontinued operations	$(4.72)	$(1.24)	$-	$-	$-
Basic and diluted net loss per share	$(14)	$(0.96)	$(4.56)	$(0.49)	$-
Weighted average number of shares used in computing basic net earnings (loss) per share	652	656	705	1,118	1,172
Weighted average number of shares used in computing diluted net earnings (loss) per share	652	656	705	1,118	1,172

	As of December 31,
Consolidated Balance Sheet Data:	2009	2010	2011	2012	2013

Cash and Cash Equivalents	564	703	411	354	1,005
Working Capital (*)	237	386	(349)	(739)	(500)
Total Assets	27,362	22,130	20,069	18,049	19,187
Short-term banks loan and current maturities of long-term bank loans	7,983	7,778	7,496	6,383	5,924
Long-term liabilities	4,274	4,073	2,440	2,017	1,305
Share Capital	13,225	13,959	23,065	23,374	26,178
Additional paid in Capital	57,042	56,805	51,093	50,891	48,634
Shareholders’ equity	3,643	3,713	3,598	3,156	3,703
(*)Working capital comprises of:
Current assets	19,682	14,730	13,682	12,137	13,679
Less: current liabilities	19,445	14,344	14,031	12,876	14,179
	237	386	(349)	(739)	(500)

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

The following risk factors, in addition to other information contained or incorporated by reference in this Form 20-F, should be considered carefully. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The risks described below are not the only risks facing our Company. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operation and liquidity. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks relating to our financial results and capital structure:

We require a significant amount of cash to satisfy our debt obligations. If we fail to generate sufficient cash flow from operations, we may need to renegotiate or refinance our debt, obtain additional financing, postpone capital expenditures or sell assets.

As of December 31, 2013, we had $793,000 in long-term debt to Dimex Systems Ltd. (includes current maturities of $428,000) and $1.28 million in long-term bank loans (includes current maturities of $498,000). In addition, at December 31, 2013, we had $5.4 million of short term bank loans drawn under a revolving credit facility. On February 6, 2014, we received a $500,000 one year bridge loan from YA Global Master SPV Ltd. (“YA Global”), which is repayable in nine equal monthly installments commencing three months after the receipt of the loan.

We depend mainly on cash generated by continuing operating activities to make payments on our debt. We cannot assure you that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our business strategy, as well as on economic, financial, competitive and technical factors (See “Item 5B. Liquidity and Capital Resources” below).

Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers’ demand for products that we sell, and pressure from existing and new competitors. Also, because part of our loans bear interest at floating rates, we are susceptible to an increase in interest rates (See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” below).

If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets.

If our lenders decline to renegotiate the terms of our debt in these circumstances, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable

While the Company’s management believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months, there can be no assurance of this. As of December 31, 2013, the Company was not in compliance with certain financial covenants in its loan documents with Bank HaPoalim, however the Company had received a  waiver of compliance from  Bank HaPoalim that was valid through the earlier of May 1, 2014 or the Company's filing of its 2013 financial statements. On February 2, 2014 Bank HaPoalim agreed to cancel of all the covenants for 2014 and future years for an administrative fee of approximately $5,000.

We have had a history of losses and our future levels of sales and ability to achieve profitability are unpredictable.

As of December 31, 2013, we had an accumulated deficit of $71 million. We ended year 2013 at breakeven ,but had net losses in each of the prior four fiscal years. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

•	delivering products in a timely manner;

•	successfully implementing our business strategy;

•	increased demand for existing products; and

•	controlling costs.

There can be no assurance that we will be able to meet our challenges and to achieve profitability in the future or that the level of historic sales will continue in the future or that our net losses will not increase in the future.

We may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales or to enter into new markets with new products or due to competition we may find it necessary to decrease prices in order to be competitive. Additionally, our gross profit margin tends to fluctuate mainly due to variety and mix of products and changing suppliers prices. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We depend on two banks which provide our short and long term loans.

We rely on Bank Leumi le-Israel Ltd. (“Bank Leumi”)  and on Bank Ha'Poalim to provide credit facilities to our subsidiaries. As of December 31, 2013, we had $5.4 million drawn under a Bank Leumi short term revolving credit facility. In addition, as of December 31, 2013,we had $498,000 current maturities of long term loans and $781,000 of long terms bank loans mainly from Bank Ha'Poalim. As of December 31, 2013, the Company was not in compliance with certain financial covenants in its loan documents with Bank HaPoalim, however the Company had received a waiver of compliance from Bank HaPoalim that was valid through the earlier of May 1, 2014 or the Company's filing of its 2013 financial statements. On February 2, 2014 Bank HaPoalim agreed to cancel of all the covenants for 2014 and future years for an administrative fee of approximately $5,000.

Our assets are subject to security interests in favor of our bank lenders. Our failure to repay the bank loans, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our debt to Bank Leumi is secured by a first priority floating charge on all of our Company’s assets, present and future as they may be changing from time to time, and by a first priority fixed charge on all of the Company’s goodwill and its shares of our Israeli subsidiaries, BOS - Dimex Ltd. (“Dimex”) and BOS - Odem Ltd. (“Odem”). In addition, the Company and its Israeli subsidiaries entered into a series of intercompany guarantees in favor of Bank Leumi.

The repayment of the Company's debt to Bank HaPoalim is secured by long term bank deposits in the amount of $471,000.

If we are unable to repay the bank loans when due, our bank lender could foreclose on our assets in order to recover the amounts due. Any such action would require us to curtail or cease operations (See “Item 5B. Liquidity and Capital Resources” below).

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends.  These limitations may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to our shareholders and us. Our failure to comply with the and restrictions contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources”).

Risks related to our business:

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry.

In order to succeed we would need to be able to:

•	retain the executive officers and key technical personnel who have been involved in the development of our two operating divisions;

•	attract and retain additional qualified personnel to provide technological depth; and

•	attract and retain highly skilled personnel in various functions of our business.

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

In addition, our inability to meet our delivery commitments in a timely manner (as a result of unexpected increases in orders, for example) could result in losses of sales, exposure to contractual penalties, costs or expenses, as well as damage to our reputation in the marketplace.

Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

In recent years, the Company has made several acquisitions, such as the acquisition of  Dimex Systems’ business in March 2008, and the acquisition of BOS Supply Chain Solutions (Summit) Inc. ("Summit"), a New Jersey based company, in October 2007 (Summit filed for Chapter 7 bankruptcy relief on November 23, 2010). The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. There can be no assurance that we will be able to successfully integrate and manage future acquisitions, if they occur.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as were prior to the acquisitions or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

We have been, and may be in the future,  unsuccessful in growing our RFID based business

To date, we were unable to sufficiently expand our RFID based business, and the contribution of our RFID based solutions to our revenues remains relatively small. There can be no assurance that we will be successful in expanding our RFID product offerings and RFID related revenues in the future, and this may have a material adverse effect on our growth prospects.

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for bad debts may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel, the Far East and Europe. We do not generally require collateral; however most of our debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. or through letters of credit.

The balance of allowance for bad debt as of December 31, 2013 amounted to $148,000, which was determined by our management to be sufficient. In face of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

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

Our products may contain defects that may be costly to correct, delay market acceptance of our products, harm our reputation and expose us to litigation.

Despite testing by us, errors may be found in our software products.  If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all.  Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation.  Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government Laws and Regulations, which if violated, could subject the Company to civil or criminal fines and penalties.

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government procurement laws and regulations which change frequently, including regulations relating to import-export control and technology transfer restrictions. In addition, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, include anti-bribery provisions. If we or our sales representatives fail to comply with these laws and regulations, we could be subject to administrative, civil, or criminal liabxilities that could have a material adverse effect on our business and results of operations. We may not always be protected in cases of violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf. A violation of anti-corruption laws by our employees or third-parties during the performance of their obligations for us may have a material adverse effect on our reputation operating results and financial condition.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis.  34% of our Supply Chain Solutions division purchases in the year 2013 were sourced from five key suppliers and 58% of our RFID and Mobile Solutions division purchases in the year 2013 were sourced from another five key suppliers. In the year 2012, 14% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 52% of our RFID and Mobile Solutions purchases were sourced from five key suppliers.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2013 and 2012, the NIS appreciated by approximately 7.0% and 2.3% respectively, against the U.S. dollar and in 2011 the NIS devaluated by approximately 7.7% against the U.S. dollar. In 2011, 2012 and 2013, the annual inflation rate in Israel was approximately 2.17%, 1.63% and 1.82%, respectively, and therefore the U.S. dollar cost of our Israeli operations increased in 2013 and 2012 and decreased in 2011. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below)

If we are unsuccessful in introducing new products, we may be unable to expand our business.

The market for some of the products we market is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products.

Our ability to anticipate changes in technology and industry standards and successfully market new and enhanced products as well as additional applications for existing products, in each case on a timely basis, will be critical in our ability to grow and remain competitive. If we are unable, for technological or other reasons, to market products that are competitive in technology and price and responsive to customer needs, our business will be materially adversely affected.

Our Supply Chain division has significant sales worldwide and could encounter problems if conditions change in the places where we market products.

We have sold and intend to continue to sell products in overseas markets, including in Europe and the Far East. A number of risks are inherent in engaging in international transactions, including:

•	possible problems in collecting receivables;

•	imposition of governmental controls, or export license requirements;

•	political and economic instability in foreign companies;

•	foreign currency exchange rate risk

•	trade restrictions or changes in tariffs being imposed; and

•	laws and legal issues concerning foreign countries.

If we should encounter such difficulties in conducting our international operations, it may adversely affect our business condition and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

A financial and economic downturn in Israel and in one or more of our overseas markets  may cause revenues of our customers to decrease. This may result in reductions in sales of products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers.

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

A decline in the value of our market capitalization or other factors could require us to write-down the value of our goodwill, which could have a material adverse effect on our results of operations.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.3 million at December 31, 2013. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization. If the value of our market capitalization falls below the value of our Shareholders’ equity, it might indicate that impairment is required. An impairment of goodwill may be required if the carrying amount of a reporting unit exceeds its fair value.

If our market capitalization experiences a significant decline and is below the value of our Shareholders' equity, or if any other quantitative or qualitative indication of impairment of goodwill arises in the future, we may be required to record impairment charges for our goodwill. Any such write-downs, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

There are substantial risks associated with the Standby Equity Distribution Agreements, which could contribute to the decline of our share price and have a dilutive impact on our existing shareholders.

The sale of our ordinary shares to YA Global Master SPV Ltd., or YA Global pursuant to the Standby Equity Distribution Agreements, or the SEDAs, (see “Item 5B – Liquidity and Capital Resources”) will have a dilutive impact on our shareholders. The closing market price of our ordinary shares as of March 31, 2014 was $6.56. Assuming this is the price per share used as a basis for the calculations for all draw downs under the SEDAs, we would be able to sell the full 317,460 ordinary shares to YA Global, and receive gross proceeds of approximately $ 2,000,000. Such amount of shares would comprise 19.6% of our issued and outstanding share capital (post sale), which would dilute our current shareholders.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks related to our ordinary shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our ordinary shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2012 through March 31, 2013, the daily closing price of our ordinary shares in NASDAQ has ranged from $1.64 to $8.40 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

•	variations between actual results and projections;

•	the limited trading volume in our stock;

•	changes in our bank debts;

•	Nasdaq Capital Market Listing Standards non-compliance notices; and

•	the 1-for 4 reverse stock split that we completed on December 14, 2012.

In addition, stock markets in general have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

The Company’s shares may be delisted from the NASDAQ Capital Market if it does not meet NASDAQ’s continued listing requirements.

Over the years, the Company has received several notices from the NASDAQ Stock Market advising it of non-compliance of its shares for continued listing on the NASDAQ Capital Market.

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

On January 2, 2013, the Company received a notice from the NASDAQ Office of General Counsel-Hearings, advising that the Company has regained compliance with the applicable minimum bid price rule and is in compliance with all other applicable requirements for listing on The NASDAQ Capital Market.

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

Risks related to our location in Israel:

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Syria, in particular, has been engaged in a fierce civil war and there have been threats from the Syrian government that if the conflict escalates and international forces intervene, Israel may be attacked. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.

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

As a foreign private issuer whose shares are listed on The Nasdaq Capital Market, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

We are a foreign private issuer as such term is defined under U.S. federal securities laws. As a foreign private issuer, we may have elected to follow certain home country corporate governance practices relating to shareholder approval of certain private placement offerings instead of certain requirements of the Marketplace Rules of The Nasdaq Capital Market, or the Nasdaq Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16G – Corporate Governance.”

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of listing our ordinary shares on the Nasdaq Capital Market, and we may need to devote substantial resources to address new compliance initiatives and reporting requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of listing our ordinary shares on the Nasdaq Capital Market.  These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002.  Any future changes in the laws and regulations affecting public companies in the United States and Israel, will result in increased costs to us as we respond to such changes.  These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

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

We operate our business through two divisions:

•
Supply Chain Solutions – conducted through our wholly owned subsidiary, Odem. Our Supply Chain Solutions business offers a wide range of electronic components to customers in the defense high technology industry and supply chain services for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

RFID and Mobile Solutions – conducted through our wholly owned subsidiary, Dimex. Our RFID and Mobile Solutions offerings form a comprehensive turn-key solution for Automatic Identification and Data Collection (AIDC), combining mobile infrastructure middleware software and a software application of manufacturers that we represent, In March 2008, Dimex and its subsidiary, Dimex Hagalil Projects (2008) Ltd. (“Dimex Hagalil 2008”), purchased the assets and activities of Dimex Systems, which was an integrator of AIDC  solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12.4 million). The consideration was comprised of cash, payable over a 24-month period and of 25,011 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

In the years 2009 through 2012, the Company entered into several amendments to the purchase agreement for the purchase of the assets and activities of Dimex Systems, or the Dimex Systems Asset Purchase Agreement. The amendments revised the payment schedule of the consideration payable to Dimex Systems. The remaining debt, as of December 31, 2013, amounts to $793,000.

For further details regarding the Dimex Systems Asset Purchase Agreement, see “Item 5B. Liquidity and Capital Resources” and Notes 11 and 13 to our Consolidated Financial Statements attached to this annual report.

Our ordinary shares are currently listed on the NASDAQ Capital Market Following the Company's request, on May 12, 2009 the Company's ordinary shares were delisted from trading on the Tel Aviv Stock Exchange (the “TASE”). The delisting of the ordinary shares from the TASE did not affect the continued listing of the ordinary shares on the NASDAQ Capital Market under the symbol BOSC. As a result of the delisting of the Company’s ordinary shares from the TASE, the Company is no longer subject to reporting requirements in Israel, under the Israeli Securities Law.

On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary Summit, filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. The proceedings in respect of Summit are continuing but they have no impact on the financial statements of the Company. The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

4B.	Business Overview

BOS’s vision is to be a provider of turnkey AIDC mobility solutions and a leading distributor of electronic components for the civil aircraft industry , defense industry and high technology equipment manufacturers.

The Company’s products and services assist customers in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes, improving asset tracking, and managing real-time business data.

BOS manages its business in two reportable divisions: RFID and Mobile Solutions (through its subsidiary Dimex), and Supply Chain Solutions (through its subsidiary Odem).

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, government, utilities, and livestock markets. Our Supply Chain Solutions customers include, among others, Bombardier, Elbit Systems, Refael and Israeli Aircraft Industry and has begun expansion to international markets (e.g., India, and China). Our RFID and Mobile Solutions customers include, among others, IKEA, Blue Square, Shufersal and Teva.

In its RFID and Mobile Solutions division, the Company continues to invest in efforts to expand its product offerings.

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

BOS' RFID and Mobile Solutions division offers integration of turnkey solutions as well as stand-alone products, including best-of-breed RFID and Automatic Identification Data Capture (AIDC) hardware and communications equipment, and industry-specific software applications. Customers can opt for a full solution comprised of hardware and software, or for any item as a stand-alone product or service.

Our RFID and Mobile Solutions division represents global manufacturers of AIDC equipment based on RFID and barcode technology. Among the manufacturers we represent are Motorola Inc., Intermec Technologies and Corporation, Zebra Technologies Corp., Alien Technology, M3, DLog GmbH, Microscan Systems Inc., Seagull Scientific Inc., Feig and HID Global.

Specifically, our RFID and Mobile Solutions division offers the following products and services:

•	Hardware, including:

o	Thermal and barcode printers

o	RFID and barcode scanners and readers

o	Wireless, mobile and forklift terminals

o	Wireless infrastructure

o	Active and passive RFID tags (HF & UHF)

o	Consumables (ribbons, labels, tags)

•	Applications:

BOS has integrated a set of software applications for vertical segments:

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

In August 2012, the Company entered into a cooperation agreement with an independent software development company for the maintenance, development and support of its software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division. In 2013, 40% of our revenues were attributed to sales generated from our RFID and Mobile Solutions division.

Supply Chain Solutions

Our Supply Chain Solutions division provides electronic components, telecommunications equipment, and components consolidation services to the aerospace, defense, medical and telecommunications industries and enterprise customers worldwide.

These services include:

o	Representation of global manufacturers and distribution of their electronics components and communications products (see below);

o	For aerospace customers - Kitting (electronics components consolidation) services, inventory and quality control management of components entering production lines;

o	Warehouse management for ongoing projects, including all warehouse functions such as storage, operations and inventory management.

Our Supply Chain Solutions division represents on a non-exclusive basis, among others, International Rectifier Inc., Sensata Technologies Inc., Integrated Power Designs, Inc., Positronic Global Connector Solutions, Bluegiga, Switchcraft Inc., First Sensor A.G., Microelectronics Inc., Fema Electronics Corporation, SGC Technologies Inc., and Civue Optotech Incand.

In 2013, 60% of our revenues were attributed to sales of the Supply Chain Solutions division.

Marketing, Distribution and Sales

RFID and Mobile Solutions

We market our RFID and Mobile Solutions primarily to medium and large sized corporations through a combination of direct sales, sales agents and integrators.

Supply Chain Solutions

We market our Supply Chain Solutions directly to customers or through distributors. Our sales force is comprised of direct sales teams and sales agents.

Seasonality

Our sales fluctuate seasonally, with the third quarter sales typically reduced by summer vacations in Europe and new years’ holidays in Israel, and the December and January sales typically reduced by the Christmas season.

The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas:

	2013	%	2012	%	2011	%
America	$529	2	$493	2	$1,514	5
Far East	3,130	12	1,985	8	3,943	12
Europe	1,896	7	1,178	5	976	3
Israel and others	20,348	79	20,847	85	27,001	80
Total Revenues	$25,903	100	$24,503	100	$33,434	100

Sales by divisions:

RFID and Mobile Solutions	$10,451	40	$8,894	36	$13,128	39
Supply Chain Solutions	15,496	60	15,915	65	21,332	64
Intercompany	(44)	-	(306)	(1)	(1,026)	(3)
Total Revenues	$25,903	100	$24,503	100	$33,434	100

Competition

RFID and Mobile Solutions

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, Enterprise Resource Planning systems, computer networks and host computers. As the market grows, so does the number of competitors. Some of the competitors in Israel have greater financial, marketing and technological resources than BOS.

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

Strategy

The Company's vision is to become a leading provider in the field of RFID and Mobile Solutions and Supply Chain Solutions for enterprise logistics and organizational processes.

The key elements of our strategy are as follows:

•
Expand the Mobile and RFID Solutions division product offerings to our existing customer base. This will include the sale and integration of new complementary hardware and software to customers that already use our RFID solutions;

•
Expand the Supply Chain Solutions division product offerings to our existing customer base and new customers. In the recent years our Supply Chain Division expanded its product offerings to telecommunication equipment for mobile operations and displays for the high tech industry.

•	Further expand sales of our Supply Chain Solutions division to our client base, in and outside of Israel;

Exchange Controls

See “Item 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation”.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)       Dimex, an Israeli corporation, representing the RFID and Mobile Solutions division;

(2)       Odem, an Israeli corporation, representing the Supply Chain Solutions division;

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

4D.	Property, Plants and Equipment

Our offices are located in the following facilities in Israel:

Location	Size (square meters)	End of lease period
Rishon Lezion	1,700	July 2014 through – August, 2018
Kibutz Dafna	578	On a month-to-month basis

Our average monthly rental fee in 2014 (up until March 31, 2014), for the year 2013 and for the year 2012 amounted to $12,785, $11,148 and $9,500, respectively.

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

Overview

BOS is a provider of turnkey AIDC mobility solutions and a leading distributor of electronic components for the civil aircraft industry, defense industry and high technology equipment manufacturers.

The Company’s products and services assist customers in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes, improving asset tracking, and managing real-time business data.

BOS manages its business in two reportable divisions:  RFID and Mobile Solutions (through its subsidiary Dimex), and Supply Chain Solutions (through its subsidiary Odem).

Revenues

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

Revenues from maintenance and support services related to license are recognized ratably over the period of the support contract.

For revenues from customized solutions which offer both hardware and software, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the products.  As a result, our gross profits from each project may vary significantly.

In August 2012, we entered into a cooperation agreement with an outside company for the maintenance, development and support of our software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales, marketing and operational personnel, facilities costs, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs earned by management and financial department, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, level of revenues. Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter.  The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

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

b.	Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. During 2013, no impairment losses have been identified. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital ("WACC").

During 2011, the Company recognized an impairment loss $555,000 related to a brand name and customer list of which $470,000 was attributed to the Supply Chain Solutions division and $85,000 was attributed to the RFID and Mobile Solutions division. During 2013 and 2012, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Goodwill as of December 31, 2013 and December 31, 2012 amounted to $4,122,000.

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

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2013 were five years of projected net cash flows, WACC of 15.88% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

Testing Results:
During 2013, 2012 and 2011 no impairment losses have been identified.

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

Revenues from maintenance and support services related to license are recognized ratably over the period of the support contract.

For revenues from customized solutions which offer both hardware and software, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Legal Contingencies

The Company is not a party to any legal proceedings.

5A.	Operating Results

All share and per share data in this report is reported after giving effect to the 1 for 4 reverse stock split that was effected on December 14, 2012.

Comparison of 2013 and 2012

Consolidated revenues grew by 5.7% to $25.9 million in year 2013 from $24.5 million in year 2012.

RFID and Mobile solution revenues grew by 17.5% to $10.5 million from $8.9 million in year 2012. The increase in revenues in the RFID and Mobile division is attributed to an increase in sales of mobile equipment due to customers' demands for renovation of equipment and the opening of new logistic centers.

Gross profit for 2013 was $5.0 million (gross margin of 19.4%), compared to $5.1 million (gross margin of 20.7%) for 2012.

Operation expenses were reduced to $4.4 million in year 2013 from $4.9 million in year 2012. The reduction in expenses is attributed to (a) elimination of research and development expenses in year 2013 as compared to $125,000 in year 2012, which is the result of an agreement the Company entered into in August 2012 for the maintenance, development and support to its software solutions by an outside (the selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division); (b) reduction in sales and marketing expenses due to a reduction in workforce; and (c) a reduction in general and administrative expenses due to a reversal of liability for royalties in connection with previous years.

As a result of the above, operating profit in 2013 amounted to $584,000, compared to an operating profit of $192,000 in 2012.

Financial expenses for 2013 were $549,000, compared to $781,000 in 2012. The decrease in financial expenses is attributed to a reduction in currency expenses and in the amount of loans.

Other expenses in 2013 and 2012, which amounted to $22,000 and $147,000, respectively, were mainly due to disposal of property, plant and equipment and the decrease in the value of the Company investments in Surf.

Tax expenses in 2013 amounted to $13,000, compared to tax benefit of $187,000 in 2012. Tax benefit in 2012 is mainly related to uncertain tax positions accounted for in accordance with ASC 740 (see Notes 2l and 14i to the Consolidated Financial Statements for the year ended December 31, 2013).

Net profit for year 2013 was 0 as compared to a net loss of $549,000 in 2012. On a per share basis, the basic and diluted net profit per share in 2013 was $0, compared to  basic and diluted net loss per share of $0.49 in 2012.

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

In August 2012, the Company entered into a cooperation agreement for the maintenance, development and support of its software solutions with an outside company. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

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

Financial expenses for 2012 were $781,000, compared to $2.24 million in 2011. Of the decrease in the financial expenses in 2012, $1.3 million was due to the conversion of a convertible loan. Most of the convertible loan was converted into the Company’s ordinary shares in the fourth quarter of year 2011 (see Note 14 to the Consolidated Financial Statements for the year ended December 31, 2012).

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

Our future results will be affected by a number of factors including our ability to:

•	establish effective sales channels and manage them;

•	introduce and deliver new products on a timely basis;

•	anticipate accurately customer demand patterns;

•	manage future inventory levels in line with anticipated demand; and

•	reduce level of debts to banks and others lenders.

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

In the years ended December 31,2013, 2012, 2011, 2010, 2009 the inflation rate in Israel, as adjusted for the depreciation or appreciation of the NIS against the U.S. dollar, was 8.8%, 3.94%, (5.49)% , 8.6 % and 4.6%, respectively. The closing representative exchange rate of the U.S. dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.471 NIS 3.733, NIS 3.821, NIS 3.549 and NIS 3.775, respectively.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and in 2013. In 2014, the corporate tax rate is 26.5%.

Grants and Participation

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

As of December 31, 2013, the Company has an outstanding off-balance sheet contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,316, with respect to the grants. During 2012 and 2013, the developed software for which the grant was received is no longer being sold, accordingly no royalty expenses were recorded during the respective years.  Additionally, the developed software for which the grant was received is no longer being sold.

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

In the year ended December 31, 2013 the Company incurred no losses, as compared to years 2012, and 2011 in which the Company incurred losses of $ 549,000 and $3,214,000 respectively. In the years ended December 31, 2013 and 2012 the Company generated a positive cash flow from operating activities amounting to $1.0 million in 2013, $1.7 million in 2012 and a negative cash flow of $365,000 in 2011. The Company's cash and cash equivalents increased from $354,000 as of December 31, 2012 to $1,005,000 as of December 31, 2013. The Company had a negative working capital of $500,000, $739,000 and $349,000 as of December 31, 2013, December 31, 2012 and December 31, 2011.

As of December 31, 2013, we had $793,000 in long-term debt to Dimex Systems Ltd. (including current maturities of $428,000) and $1.3 million in long-term bank loans (including current maturities of $498,000). In addition, on December 31, 2013, we had $5.4 million of short term bank loans drawn under a revolving credit facility.

On December 21, 2011 the Company announced that it has entered into agreements with its convertible debt lenders, for the amendment of their loan agreements and the subsequent conversion of their debt into the Company's ordinary shares.

The amendments to the loan agreements provided that the amount of $ 2,523,000 of these loans was converted into the Company's ordinary shares at a reduced conversion price of $ 6 per share, instead of the conversion rate of $ 13 per share that was set in the original loan agreements. As a result of the conversion, the Company issued 420,491 ordinary shares.

In connection with the conversion, the term of warrants to purchase 160,996 shares that had been issued to the lenders, was extended by 2 years, until July 2014 and February 2015. Following the extension of the warrants, in accordance with ASC 815, the Company recorded $86,000 financial expenses in its 2011 statement of operations, reflecting the incremental compensation caused directly from the extension.

In April 2013, the Company agreed with shareholders who hold 140,887 warrants to defer registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period shall be extended by an additional one year.  The shareholders have agreed to this arrangement, and it was approved by the Company’s Audit Committee and Board of Directors. The extension of warrants held by Telegraph Hill Capital is subject to shareholders’ approval. Given that all warrant holders are shareholders of the Company, there is no accounting impact as a result of the extension.

On January 30, 2014, the Company requested shareholders who hold 161,000 warrants to defer the registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period shall be extended by an additional two years to July 22, 2017 and the exercise price of the warrants shall be adjusted to the weighted average price on the 20th day before the date hereof, which is $7.43 (reflecting the weighted average closing price of the Company's shares in the 20 days ending January 30, 2014). The extension of warrants held by Telegraph Hill Capital is subject to shareholders’ approval. Given that all warrant holders are shareholders of the Company, there is no accounting impact as a result of the extension.

The Company’s loans from Bank Leumi are secured by:

•	first ranking fixed charges on the Company's goodwill of the Company and its Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts; and

•	floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future; and

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantee the Company’s liabilities to Bank Leumi.

There were no Bank Leumi covenants applicable for the fiscal year 2010 through 2012.

The Company’s loan from Bank HaPoalim is secured by long term bank deposits in the amount of $471,000. Bank HaPoalim’s loan agreements have contained various financial covenants which required that the Company's Israeli subsidiaries maintain certain financial ratios and levels of profitability.

As of December 31, 2013, the Company was not in compliance with certain financial covenants in its loan documents with Bank HaPoalim, however the Company had received a waiver of compliance from Bank HaPoalim that was valid through the earlier of May 1, 2014 or the Company's filing of its 2013 financial statements. On February 2, 2014 Bank HaPoalim agreed to cancel of all the covenants for 2014 and future years for an administrative fee of approximately $5,000

In June 2013, the Company entered into a Standby Equity Distribution Agreement, (the “June 2013 SEDA”), with YA Global. The June 2013 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $600,000 of the Company’s ordinary shares over a two-year commitment period. The purchase price of the ordinary shares will be at a 5% discount off the lowest daily VWAP (as defined in the agreement) of the ordinary shares during the five consecutive trading days following the date of an advance notice from us (provided such VWAP is greater than or equal to 90% of the last closing price of the ordinary shares at the time of delivery of the advance notice). From time to time, at the discretion of the Company, subject to complying with the conditions set forth in the June 2013 SEDA, the Company may present YA Global with advance notices to purchase the Company’s shares subject to limitations on price, quantity and trading volume in the Company’s stock as more fully described in the June 2013 SEDA. As of  March 31, 2014, the Company has drawn $450,000 on this equity line for which it issued an aggregate of 67,509 ordinary shares.

In February 2014, the Company had entered into a second Standby Equity Distribution Agreement, (the “February 2014 SEDA”) with YA Global. The February 2014 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $2,000,000 of the Company’s ordinary shares over a three-year commitment period. The purchase price of the ordinary shares will be at a 5% discount off the lowest daily VWAP (as defined below) of the ordinary shares during the five consecutive trading days following the date of an advance notice from us (provided such VWAP is greater than or equal to 90% of the last closing price of the ordinary shares at the time of delivery of the advance notice). From time to time, at the Company’s discretion, subject to complying with the conditions set forth in the February 2014 SEDA, the Company may present YA Global with advance notices to purchase up to $500,000 of the Company’s shares as more fully described in the SEDA.

In February 2014, in addition to the February 2014 SEDA, the Company entered into a Note Purchase Agreement with YA Global under which YA Global has provided the Company with a one year bridge loan in the amount of $500,000.  The bridge loan is repayable in nine equal monthly installments commencing three months after the receipt of the loan.

We finance our activities by different means, including short and long-term loans, and income from operating activities.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2013, our trade receivables’ and trade payables’ aging days were 115 and 110 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain, and (d) legal proceedings.

The Company had negative working capital of $500,000 as of December 31, 2013. It is the Company's opinion that current working capital is sufficient for the Company's present requirements.

Cash Flows

Net cash provided by operating activities in 2013 was $1.0 million as compared to net cash provided by operating activities of $1.7 million in 2012. Year 2012's positive cash flow was positively affected by the reduction of 27% in revenues in year 2012 as compared to year 2011 , which reduced the Company’s working capital requirements

Net cash provided by investment activities in year 2013 amounted to $133,000 which includes proceeds from sale and lease back of real estate owned by the company in the amount of $337,000. Net cash used in investment activity in year 2012 amounted to $311,000 which included $255,000 as repayment of deferred consideration related to the Dimex acquisition. Net cash used in investment activity in year 2011 amounted to $1.0 million which included $256,000 as repayment of deferred consideration related to Dimex acquisition, investment of $427,000 in a bank deposit in 2011 which was part of the loan proceeds we received from Bank Ha'poalim in year 2011 and purchase of fixed assets in the amount of $357,000, which is mainly attributed to the purchase of vehicles instead of leasing.

Net cash provided by financing activities in 2013 and 2012 amounted to $530,000 and $1.5 million, as compared to net cash provided by financing activities of $1.1 million in 2011.

5C.	Research and Development

In August 2012, we entered into a cooperation agreement with an outside company for the maintenance, development and support of our software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

5D.	Trend Information

BOS’ vision is to become a leading provider in the field of RFID and Mobile solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of the RFID and Mobile Solutions division revenues will increase gradually going forward.

Growth of the RFID and Mobile Solutions division depend on expanding its product offering to new and existing customer base.

Growth of the Supply Chain division depends on expanding its representations list of electronic manufacturers and increasing sales to the international markets.

A material change in interest pay on our loans may have an effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $66,000, annually.

As of December 31, 2013, we had loans of $7.5 million compared to $8.4 million as of December 31, 2012. We plan to continue to reduce our loans through cash flow from operating activities and through raising equity.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2013, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$1,279,000	$498,000	$781,000	$-	$-
Accrued severance pay (2)	159,000	-	-	-	159,000
liability related to the Dimex acquisition	793,000	428,000	365,000	-	-
Operating lease - cars	268,000	178,000	90,000	-	-
Purchase obligation for service and inventory	3,736,000	3,462,000	274,000	-	-
Facilities lease	288,000	113,000	145,000	30,000	-
Total	$6,523,000	$4,679,000	$1,655,000	$30,000	$159,000

(1)	Does not include interest. For information on interest rate on long terms loans. See Note 10 to the Consolidated Financial Statements for the year ended December 31, 2013.

(2)	The time for payment of the severance cannot be predicted.

The above table does not include: contingent obligations to pay royalties to the Office of the Chief Scientist, since the total amount to be paid under the terms of those agreements is a function of future sales.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Edouard Cukierman1	49	Chairman of the Board of Directors
Mr. Yuval Viner	51	Chief Executive Officer
Mr. Avidan Zelicovsky1	44	President
Mr. Eyal Cohen	45	Chief Financial Officer
Mr. Ronen Zavlik (*)	53	Director
Mr. Luis Gutierrez Roy	43	Director
Mr. Yosi Lahad	58	Director
Ms. Orit Nir Schwartz (*)	42	External Director
Mr. David Golan (*)	73	External Director

1 Mr. Cukierman and Mr. Zelicovsky are first cousins. There are no other family relationships among the officers and directors.

(*) Member of our Audit Committee and Compensation Committee.

Mr. Edouard Cukierman has been a director of BOS since May 2003 and Chairman of the Company since June 2003. He is the Founder and Managing Partner of Catalyst Funds and serves as Chairman of Cukierman & Co. Investment House. Since its establishment in 1993, Cukierman & Co. Investment House has advised in more than ˆ 4 billion worth of corporate finance transactions. Prior to managing Catalyst Fund in 2000, he was the President and CEO of Astra Technological Investments, a Venture Capital Fund established in 1993, which was the first Israeli company to go public in Continental Europe. He is also the Founder of the Go4Europe annual conference. He is a board member of Lamina Technologies which is based in Switzerland, Dorimedia Group as well as Harmon.ie in Israel. Edouard Cukierman is the Chairman of the European Committee of the "High-Tech Industry Association" in Israel since May 2011. He serves as the Vice President of the Fondation France Israël. Mr. Cukierman is a board member of "Alliance Israelite Universelle en Israel" and a board member of Sar-El (Association that brings volunteers from across the world to the IDF in Israel). In the past, he was also the President of the Supervisory Board of Citec Environment SA in Paris. He was a Board member of Orex, MTI Wireless and other portfolio companies of Catalyst and served as a Board member of Otto Capital, a Singapore based VC fund. He now serves as a Reserve officer in the Crisis & Hostage Negotiation Team and in the Spokesman Unit of the IDF. Mr. Cukierman holds an MBA from INSEAD, France and a B.Sc. from the Technion - Israel Institute of Technology.

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

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO/Chairman eight startup companies from early stage to growth and led several M&A events in USA, Israel and China. Mr. Lahad provides strategic and business development services for global companies in a variety of industries including communications, IT, energy, water, Home Land Security & robotics. Mr. Lahad serves as an active Chairman/ Board member of JPI Group China, a leading strategic planning firm for companies entering the Chinese market, UPO, a provider for innovative analytics of information over Internet and VPlan, a provider of automated self-service over Internet using Natural Language Processing. Yosi served as CEO in FiberZone, a provider of automated Fiber connectivity from 2009 to 2011. Yosi was CEO and active chairman of Octalica, a provider of Home Networking, from 2005 to 2007, and CEO of Avantry Networks, delivered wireless networking to global telecom and data providers from 2000 to 2004. Mr. Lahad has been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the Hertzliya Interdisciplinary Center and at Tel-Aviv University from 2005. Mr. Lahad holds BSc. engineering from the Technion, MSc. engineering from University of Texas (UTA) and MBA from Tel Aviv University.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2013:

	Salaries, Directors' fees, Service fees, Commissions and Bonus1	Pension, Retirement and Similar benefits
All directors and officers as a group (then 9 persons)	$725,800	$105,000

1 Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder. Also includes consulting and other fees paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, a Company’s director, may be deemed to have shared voting and dispositive power. Such remuneration includes stock and options based compensation in the amount of $211,000. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

Compensation Requirements Under Israeli Law

Compensation Policy

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee. See “Compensation Committee” below for information concerning our Compensation Committee.

Pursuant to Amendment 20, we were required to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, severance and other benefits, exemption from liability, insurance and indemnification. The Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Israeli Companies Law. An “office holder” is defined in the Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the compensation committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our Compensation Policy was approved by a Compensation Majority on November 7, 2013.

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

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be inline with the Compensation Policy and requires the approval of the Compensation Committee and the Board of Directors. However, under certain circumstances and conditions, the Compensation Committee and the Board of Directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. The Board of Directors and the Compensation Committee may, under special circumstances and for specified reasons, approve such an arrangement even if the shareholders did not approve it, following a re-discussion of the matter in which, among other things, the shareholders' objection was examined.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be in compliance with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the shareholders by a simple majority.

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

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations. The compensation of the Company's external directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Relief for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

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

Each of our current directors (including the external directors but excluding the current Chairman of the Board) was also granted options to purchase 375 ordinary shares upon commencement of his or her term as director and at an exercise price equal to the average closing prices of the shares on the Nasdaq Capital Market on the 20 trading days preceding the appointment of the director. The Options will vest and become exercisable annually over a period of three years, in three equal parts. The maximum option term is five years from grant.

If applicable, a director shall receive an additional amount of 375 options to purchase the Company’s Ordinary Shares on the third anniversary of his or her service as a director of the Company.

The Company does not have any contracts with any of its non-employee/consultant directors that would provide for benefits upon termination of service.

Chairman of the Board

For a discussion regarding payments made to the Chairman of the Board, see Item 7B: Related Party Transactions.

Chief Executive Officer

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer, or CEO, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in-line with the Compensation Policy. On November 7, 2013 the Company's shareholders approved the grant to the CEO of options to purchase 35,000 of the Company's Ordinary Shares as well as the CEO's bonus plan for that year.

6C.	Board Practices

Directors:

Our Board of Directors is currently comprised of six directors, including two external directors. The directors (except for the external directors) are elected by a simple majority at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified. External directors, by rule of the Israeli Companies Law, are elected for a three-year term. Our Articles of Association provide that the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that Messrs. Lahad, Golan, Zavlik and Ms. Nir Schwartz, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

External Directors:

Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the company, (ii) those of its shareholders who are controlling shareholders at the time of appointment and/or their relatives, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company.

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

External directors serve for an initial three-year term. The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms, (as described below this limitation does not apply to the Company while it is listed on the Nasdaq markets). External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

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

The external director who has been nominated by a shareholder must not be a linked or competing shareholder, and not have or not had, on or within the two years preceding the date of such person’s appointment to serve another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a shareholder of the company holding more than 5% of the company’s issued share capital or its voting rights, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company.

The term of office of external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

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

If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

The Israeli Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Israeli Companies Law for the office of external director.

Our board of directors currently has two external directors under Israeli law: (i) Mr. David Golan, who has served as an external director in the Company since February 2009, and was reelected for an additional three-year period at our annual general meeting of shareholders held on December 20, 2011; and (ii) Ms. Orit Nir Schwartz who was elected to serve as an external director at our annual general meeting of shareholders held on December 20, 2011.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and compensation committee approval.  The compensation of office holders who are directors must be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is beneficial for  the company’s may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Committees

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors is required to include at least one external director and its audit committee and compensation committee must include all external directors.

Audit Committee:

 Our Audit Committee currently consists of  David Golan, Ronen Zavlik and Orit Nir Schwartz. Under the Israeli Companies Law, public companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which such approval was granted.

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors ’ qualifications, independence, compensation  and performance, and the performance of our internal audit function. Our Audit Committee is also required to  find deficiencies in the business management of our company and propose to our Board of Directors ways to correct such deficiencies, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures,  approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers. Additional duties of our Audit Committee  are to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions, and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

As of March 31, 2014, we employed 59 employees, all of them in Israel. Of these 59 employees: 9 employees are in general and administrative positions, 12 employees are in marketing and sales, 15 employees are employed as technicians and 23 employees are in operating activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

6E.	Share Ownership

As of March 31, 2014, shares, options and warrants held by our officers and directors, then consisting of 9 persons, are as follows

Name	Position	Shares	Options and Warrants
Mr. Edouard Cukierman1	Chairman of the Board of Directors	49,354	16,987
Mr. Avidan Zelicovsky	President	4,339	35,270
Mr. Yuval Viner	Chief Executive Officer	2,838	42,470
Mr. Eyal Cohen	Chief Financial Officer	186	20,100
Mr. Luis Gutierrez Roy2	Director	62,526	15,385
Other directors3			1,125

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

1 Mr. Edouard Cukierman held 6,202 ordinary shares directly, 21,590 ordinary shares through a wholly owned company, E.D.I  European Development and Investments Ltd. and an additional 21,562 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership. See “Item 7A: Major Shareholders”.

2 Securities are held by Telegraph Hill Capital Fund I, LLC. Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the holdings by Telegraph Hill Capital Fund I, LLC.

3 Represents less than 1% of our outstanding ordinary shares for each of such Directors and altogether.

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan, pursuant to which 31,250 ordinary shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries. Subsequently, the shareholders approved in December 2011 increases of the shares reserved for issuance under the 2003 Plan to 275,000. In December 2012, the Company's shareholders approved a 10 year extension to the Plan, according to which the board of directors may grant options under the Plan through May 31, 2023.

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

As of March 31, 2014, we had 135,506 options outstanding under this plan (of which 39,666 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Outstanding
$3.23	375
$3.40	375
$3.80	6,987
$3.88	90,000
$8.00	5,749
$33.60	3,750
$47.70	15,000
$50.40	13,170
$60.00	100
Total	135,506

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of March 31, 2014, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 1,298,215 shares outstanding as of March 31, 2014.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (2)	Total Shares	Percent
Catalyst Funds (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	38,092	40,770	78,862	5.89%

Bellite Pty Limited. (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	10.94%

Dimex Systems (1988) Ltd. (4) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	77,137	49,439	126,576	9.39%

Telegraph Hill Capital Fund I, LLC (5)	62,526	15,385	77,911	5.93%

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

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge, in the table below:

Holdings as of:	December 31, 2011	December 31, 2012	December 31, 2013	March 31, 2014
Catalyst Funds (1)	212,526	192,107	38,092	38,092
Dimex Systems (1988) Ltd.	106,346	106,346	77,137	77,137
SITA	156,996	113,063	-	-
Bellite Pty Limited	116,286	116,286	116,286	116,286
Telegraph Hill Capital Fund I, LLC	64,341	65,780	62,526	62,526

(1)	Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P.

As of March 31, 2014, there were 61 record holders of ordinary shares, of which 9 were registered with addresses in the United States, representing approximately 69% of the outstanding ordinary shares. However, the number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of the ordinary shares are held of record by brokers and other nominees.

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

The options vested on a quarterly basis. The exercise price of the options was $47.70, which was equal to the weighted average of the closing prices of the Company’s ordinary shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised options expire after five years from their respective grant date.

In December 2011, the Company’s shareholders approved a new Active Chairman Agreement with Mr. Cukierman. Pursuant to this agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 22,360 ordinary shares, and be paid a monthly cash payment of $5,000, plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service. Following approval by the shareholders in December, 2011, the cash fees for 2011 were paid retroactively for the entire year. The exercise price of the options is $3.80 and they vest and become exercisable in 16 equal quarterly installments. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. Additional installments vest at the end of each subsequent calendar quarter, provided that Mr. Cukierman shall hold his position as Chairman of the Board at the applicable vesting date. Pursuant to the agreement, if Mr. Cukierman’s service to the Company is terminated by the Company for no cause then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination. Except for in the events of acceleration or termination for cause, the options are exercisable for five years from the grant date.

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

On December 31, 2013, and December 31, 2012 the Company issued to Edouard Cukierman 7,787 and 5,119 ordinary shares pursuant to the revised Active Chairman Agreement, respectively.

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

For its services until June 2012, Cukierman & Co. was paid a monthly sum of $10,000 plus VAT (except from February 9, 2009 until December 31, 2010, during which period Cukierman & Co. agreed to temporarily reduce such fee to $8,500), in addition to a success fee of 4%-6% for a consummated private placements. The Services Agreement, as supplemented, provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co.

According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

Following the approvals by the Board of Directors and Audit Committee, the Company has entered into an amendment to the Services Agreement, dated January 13, 2013, pursuant to which the private placement portion of Cukierman & Co’s services was discontinued, commencing July 1, 2012. As a result, the retainer payment in respect of July 2012 onwards was reduced to $6,350, reflecting payment for the business development and mergers acquisitions only. In addition, the Company has requested and Cukierman & Co. has agreed, that payment of the retainer shall be made by way of equity (i.e., issuance to Cukierman & Co. of BOS’ Ordinary Shares) instead of in cash.

On July 15, 2013 an additional amendment to the Services Agreement was entered into, pursuant to which:

•	Payment is made once a quarter, at the end of each calendar quarter (instead of once a year).

•
The price per Company Ordinary Share used for the calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on the last day of the applicable quarter.

On December 31, 2013, and December 31, 2012  the company issued to Cukierman & Co. 20,932  and 6,501 Ordinary Shares, respectively, in accordance with the revised Services Agreement.

For payments the Company paid and accrued pursuant to the Services Agreement in 2013, see Note 17 to the Consolidated Financial Statements for the year ended December 31, 2013.

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

In November 2009, the Company entered into an amendment to the Advisory Agreement with THGroup LLC (management company of Telegraph Hill Capital), pursuant to which THGroup LLC shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THGroup LLC. For payments the Company paid and accrued pursuant to the Advisory Agreement in 2013, see Note 17c to the Consolidated Financial Statements for the year ended December 31, 2013.

On October 5, 2010, the Company entered into a share purchase agreement with Telegraph Hill Capital for the issuance of an aggregate of 24,091 Ordinary Shares at a price per share of $12.44, or approximately $300,000 in total.  Pursuant to this agreement, Mr. Luis Gutierrez Roy was appointed to the Board of Directors.

In December 13, 2012, the Company’s shareholders approved an additional grant to Telegraph Hill Capital of warrants to purchase 3,600 Ordinary Shares. The warrants' exercise price is equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' meeting in December (i.e., $2.39). The warrants are exercisable for 3 years from their issuance date of December 13, 2012.

On December 13, 2012 the company's shareholders approved an additional amendment to the agreement with THCAP. Pursuant to this amendment, THCAP will be paid a monthly retainer for business development services in the amount of $3,650 per month to be paid in the Company's ordinary shares once a year.

In addition, the company's shareholders approved the payment of the Director's fees in the Company's ordinary shares.

On November 7, 2013 the Company's shareholders approved an additional amendment to the agreement with THCAP as follows:

•	Payment is made once a quarter, at the end of each calendar quarter (instead of once a year).

•
The price per share used for the share consideration calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on the last day of the applicable quarter.

On December 31, 2013 and December 31, 2012, the Company issued to THCAP 9,868 and 362 Ordinary Shares, respectively as retainer payment for business development services.

On December 31, 2013 and December 31, 2012, the Company issued 1,219 and 1,077 Ordinary Shares respectively to THCAP as director fees.

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

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2013	5,555,000	21%
2012	$3,656,000	15%
2011	$6,433,000	19%

Legal Proceedings

None

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

Period		High ($)	Low ($)

Annual Information
2009	Annual	13.20	4.40
2010	Annual	13.20	3.08
2011	Annual	14.08	2.72
2012	Annual	8.19	1.64
2013	Annual	8.40	2.63

Quarterly Information (2012)
	First Quarter	4.76	2.84
	Second Quarter	4.2	2.56
	Third Quarter	3.6	1.64
	Fourth Quarter	8.19	1.64

Quarterly Information (2013)
	First Quarter	6.08	2.66
	Second Quarter	4.73	2.63
	Third Quarter	4.20	2.77
	Fourth Quarter	8.40	3.64
	October	4.67	3.64
	November	4.89	3.65
	December	8.40	6.67

Monthly Information (2014)
	January	7.88	6.80
	February	6.94	6.56
	March	7.00	6.27

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Capital Market under the symbol “BOSC”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:  Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

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

However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our  shares for so long as (i ) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel  (ii) the shares were not acquired from the seller's relative and the provisions of Part Five "B" (Restructuring and Merger ) or the provisions of section 70 of the Real Estate Taxation Law did not apply on the shares, (iii) the shares are not tradable in the Israeli stock exchange on the day of the sale.

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Israeli Companies are subject to the Corporate Tax rate of 26.5% on capital gains derived from the sale of listed shares.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2012 and 2013 tax years, and of 26.5% for the 2014 tax year.

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

Foreign Exchange Regulations

Under the Foreign Exchange Regulations the Israeli company calculates its tax liability in U.S. Dollars according to certain conditions. The tax liable income, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a beneficial owner of our ordinary shares who is:

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons that receive ordinary shares as compensation for the performance of services, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

This summary of material United States Federal income tax considerations is for general information only and is not tax advice.  Each holder of our ordinary shares is advised to consult with its tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to it of purchasing, holding or disposing of our ordinary shares.

U.S. Holders of Ordinary Shares

Taxation of distributions on ordinary shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our ordinary shares, including the amount of any non- U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to ordinary shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for the taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.”  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the disposition of ordinary shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition.  Long-term capital gains of certain non-corporate shareholders are currently taxable at a maximum rate of 20% for taxable years beginning after December 31, 2012.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•
The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. A U.S. holder may not make a QEF election with respect to warrants. If the QEF regime applies, then, for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC and can be revoked only with the consent of the IRS.

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis in our ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, in a taxable year that we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•
A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to our ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our ordinary shares prior to the distribution year or (2) gain from the disposition of our ordinary shares.

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such year applicable to ordinary income and the U.S. holder also would be liable for interest on the deferred tax liability for each such year calculated as if such liability had been due with respect to each such year. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year as ordinary income under the normal tax rules of the Code.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent, is generally denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Instead, such U.S. holder’s basis would generally be equal to the lesser of the decedent’s basis or the fair market value of the ordinary shares on the date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2013. We currently expect that we will not be a PFIC in 2014. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2014 or in a future taxable year.

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

Foreign Currency Exchange Rate Risk

We are exposed to currency transaction risks because some of our expenses are incurred in a different currency from the currency in which our revenues are received. Our most significant currency exposures are to the NIS. In periods when the U.S. dollar is significantly devaluated against the NIS, our reported results of operations may be adversely affected. The Company enters into foreign currency contracts, with financial institutions to reduce the risk of exchange rate fluctuations. Such contracts are not designated as hedging instruments. From time to time, the Company recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value.

As of December 31, 2013, the notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $1,313,000, to purchase NIS with foreign currencies was $310,000 and to purchase Euros for foreign currencies was ˆ660,000, respectively. The Company recorded the fair value of a derivative asset in the amount of $17,000 in other accounts receivable and prepaid expenses.

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

The table below presents the account receivables balance by geographical market as of December 31, 2013 and December 31, 2012:

	December 31
	2013	2012
Americas	$138,000	$26,000
Europe	341,000	334,000
Far East	1,242,000	113,000
Israel and others	6,416,000	7,534,000

	$8,137,000	$8,007,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to loans that carry variable interest.

A material change in interest pay on our loans may have an effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $67,000.

Bank Risk

The Company manages its loans mainly in Bank Leumi and Bank Ha'poalim, which provide credit to the Company's Israeli subsidiaries. In case of the termination or expiration of our credit lines, a deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

Item 12:  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

(a) Disclosure controls and procedures.

The Company’s principal executive officer and its principal financial officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report at the reasonable level of assurance (see paragraph (e) below). Based on that evaluation, such principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

(b)  Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)  Attestation report of the registered public accounting firm.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

(d)  Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2013, that have materially affected or are reasonably likely to materially affect these controls.

(e)  Other.

The Company believes that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined.  Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2013, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16B: Code of Ethics

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code is posted on our website (http://www.boscom.com) and may also be obtained, without charge, upon a written request addressed to the Company’s investor relations department.

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2012 and 2013 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2012 and 2013:

	Year Ended December 31, 2013		Year Ended December 31, 2012
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	54,000	78%	$77,000	85%
Tax Fees (2)	4,000	6%	$14,000	15%
All other Fees (3)	9,000	18%
Total	69,000	100%	$91,000	100%

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions
(3)	Other fees are fees for professional services other than audit or tax related fees.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2013.

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:  Corporate Governance

The Company’s shares are listed on the NASDAQ Capital Market. Under NASDAQ Marketplace Rule 5615(a)(3) or Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices in lieu of the requirements of Listing Rule 5600 Series with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

We have elected to follow Israeli law and practice instead of the following NASDAQ rule:

•
The requirement to obtain shareholder approval for the approval of certain private placements. Under Israeli law and practice, shareholder approval is not required for a private placement in a public Company, whose shares are traded only outside of Israel.

Item 16H:  Mine Safety Disclosures

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Loss	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements	F-10 – F-38

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

1.2	Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

4.1
Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Annex A of the Company’s Proxy Statement on Form 6-K, filed  on November 9, 2011).

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

4.5
Amendment to the Services Agreement, dated as of January 13, 2013, by and among Cukierman & Co. Investment House Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

4.6*	Amendment to the Services Agreement, dated as of July 15, 2013, by and among Cukierman & Co. Investment House Ltd., and the Company.

4.7	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11696 filed on November 24, 2003 ).

4.8
Asset Purchase Agreement as of January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).

4.9
Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex   Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009 (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form F-3 No. 333-152020 filed on April 1, 2009).

4.10
Amendment No. 2 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated February 3, 2010 and Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.11
Amendment No. 3 to the Asset Purchase Agreement as of December 31, 2012 by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

4.12
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

4.13
Agreement by and between the Company and Dimex Systems dated November 9, 2011; Amendments to Warrants issued by the Company to Dimex Systems. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

4.14
Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Company. Form of Warrant issued by the Company to certain lenders. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.15
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

4.18
Share Purchase Agreement dated as of October 4, 2010 between the Company and Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2011).

4.19	Advisory Agreement dated September 1, 2009, by and between the Company and Telegraph Hill Group LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

4.20
Amendment Number 1 to Advisory Agreement dated November 16, 2009, by and between the Company and Telegraph Hill Group LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

4.21
Amendment Number 2 to Advisory Agreement dated February 8, 2013, by and between the Company and Telegraph Hill Group LLC; Warrant issued by the Company to Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).

4.22*	Amendment Number 3 to Advisory Agreement dated November 7, 2013, by and between the Company and Telegraph Hill Group LLC.

4.23	Standby Equity Distribution Agreement with YA Global dated June 18, 2013 (incorporated by reference to the Company’s report on Form 6-K, filed on June 19, 2013).

4.24
Standby Equity Distribution Agreement with YA Global, dated February 3, 2014; Note Purchase Agreement with YA Global, dated February 3, 2014. (incorporated by reference to the Company’s report on Form 6-K, filed on June 6, 2014).

6*	Statement of Computation of Earnings Per Share.

8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).

11*	Code of Ethics.

12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.

101*
The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013 and 2012; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: April 14, 2014

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 14, 2014	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,005	$354
Trade receivables (net of allowance for doubtful accounts of $ 148 and $ 127 at December 31, 2013 and 2012, respectively)	8,137	8,007
Other accounts receivable and prepaid expenses	819	616
Inventories	3,718	3,160

Total current assets	13,679	12,137

LONG-TERM ASSETS:
Severance pay fund	26	21
Restricted bank deposits	486	438
Other assets	9	11

Total long-term assets	521	470

PROPERTY, PLANT AND EQUIPMENT, NET	689	963

OTHER INTANGIBLE ASSETS, NET	176	357

GOODWILL	4,122	4,122

	$19,187	$18,049

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$5,426	$5,959
Current maturities of long term loans	498	424
Trade payables	6,232	4,915
Employees and payroll accruals	433	408
Deferred revenues	639	467
Current maturities of liability related to the Dimex acquisition	428	136
Accrued expenses and other liabilities	523	567

Total current liabilities	14,179	12,876

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	781	1,188
Accrued severance pay	159	119
Liability related to the Dimex acquisition, net of current maturities	365	710

Total long-term liabilities	1,305	2,017

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 80.00 nominal value: Authorized; 2,500,000 shares at December 31, 2013 and 2012; Issued and outstanding: 1,258,245 and 1,132,685 shares at December 31, 2013 and 2012, respectively	26,178	23,374
Additional paid-in capital	48,634	50,891
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(70,866)	(70,866)

Total shareholders' equity	3,703	3,156

Total liabilities and shareholders' equity	$19,187	$18,049

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012	2011

Revenues	$25,903	$24,503	$33,434
Cost of revenues	20,751	19,050	26,481
Inventory write offs	121	385	443

Gross profit	5,031	5,068	6,510

Operating costs and expenses:
Research and development	-	125	403
Sales and marketing	2,924	3,058	4,273
General and administrative	1,523	1,693	2,252
Impairment of other intangible assets	-	-	555

Total operating costs and expenses	4,447	4,876	7,483

Operating Profit (loss)	584	192	(973)
Financial expenses, net	(549)	(781)	(2,241)
Other expenses, net	(22)	(147)	(172)

Profit (loss) before taxes on income	13	(736)	(3,386)
Taxes benefit (tax on income )	(13)	187	172

Net profit (loss)	$-	$(549)	$(3,214)

Basic and diluted net loss per share	$-	$(0.49)	$(4.56)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012	2011

Net profit (loss)	$-	$(549)	$(3,214)

Other comprehensive loss:

Change in foreign currency translation adjustment	-	-	(295)

	-	-	(295)

Comprehensive profit (loss)	$-	$(549)	$(3,509)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance at January 1, 2011	688,129	$70,764	$52	$(67,103)	$3,713
Issuance of Ordinary shares for options exercised	8,361	-	-	-	-
Issuance of Ordinary shares related to an inducement of a convertible note	420,491	3,139	-	-	3,139
Extension of warrants related to convertible note	-	86	-	-	86
Share-based compensation expense	-	169	-	-	169
Other comprehensive loss	-	-	(295)	-	(295)
Net loss	-	-	-	(3,214)	(3,214)

Total comprehensive loss	-	-	-	-	-

Balance at December 31, 2011	1,116,981	74,158	(243)	(70,317)	3,598
Issuance of Ordinary shares for options exercised	1,254	-	-	-	-
Issuance of Ordinary shares		-	-	-	-
Share-based compensation expense	14,450	107	-	-	107
Net loss	-	-	-	(549)	(549)

Balance at December 31, 2012	1,132,685	74,265	(243)	(70,866)	3,156
Issuance of Ordinary shares for options and warrants exercised	34,420	95	-	-	95
Issuance of Ordinary shares related to SEDA, net of issuance costs (see note 13b)	51,334	241	-	-	241
Share-based compensation expense	39,806	211	-	-	211
Net profit (loss)	-	-	-	-	-

Balance at December 31, 2013	1,258,245	$74,812	$(243)	$(70,866)	$3,703

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net profit (loss)	$-	$(549)	$(3,214)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	352	363	656
Inventory write off	121	385	443
Impairment of other intangible assets	-	-	555
Capital loss from sale and disposal of property, plant and equipment	11	79	-
Currency fluctuation of long term deposits	(34)	(11)	-
Impairment of available for sale securities	-	-	156
Impairment of investment in other company	-	68	39
Severance pay, net	35	(24)	5
Share-based compensation expenses related to employees, directors and service providers	211	107	169
Amortization of discount on convertible note	-	22	202
Accrued interest and currency differences on liability related to Dimex acquisition	24	32	230
Conversion expenses of convertible note	-	-	760
Revaluation of fair value related to extension of warrants as part of an inducement of a convertible note	-	-	86
Increase (decrease) in trade receivables, net	(130)	500	(1,045)
Change in income tax accruals	(9)	(187)	(199)
Increase (decrease) in other accounts receivable and other assets	(201)	140	363
Decrease (increase) in inventories	(679)	475	506
Increase (decrease) in trade payables	1,317	750	(46)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	30	(441)	(31)

Net cash provided by (used in) operating activities	1,048	1,709	(365)

Cash flows from investing activities:
Purchase of property, plant and equipment	(113)	(82)	(357)
Proceeds from sale and lease back of property, plant and equipment	337	26	-
Change in long term bank deposits	(14)	-	(427)
Repayment of deferred consideration related to the Dimex acquisition	(77)	(255)	(256)

Net cash provided by (used in) investing activities	133	(311)	(1,040)

Cash flows from financing activities:
Proceeds from issuance of shares, net	336	-	-
Repayment of (proceeds from) short and long-term bank loans	(866)	(1,455)	1,113

Net cash used in (provided by) financing activities	(530)	(1,455)	1,113

Increase (decrease) in cash and cash equivalents	651	(57)	(292)
Cash and cash equivalents at the beginning of the year	354	411	703

Cash and cash equivalents at the end of the year	$1,005	$354	$411

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2013	2012	2011

Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$418	$502	$572

(ii)	Non-cash activities:

	Conversion of convertible note into share capital	$-	$-	$2,523

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment, and the Supply Chain Solutions segment (see Note 16).

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

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, provision for inventory, revenue recognition,  legal contingencies, stock-based compensation costs, and assumptions utilized in troubled debt restructuring. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is denominated in U.S. dollars ("dollars"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are premeasured into dollars in accordance with ASC 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. During 2013 no impairment losses have been identified. The fair value of the brand name and customer list related intangibles was determined by the income approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company's weighted average cost of capital ("WACC").

During the year 2011, the Company recognized an impairment loss of $ 555 related to a brand name and customer list of which $ 470 was attributed to the Supply Chain solutions segment and $ 85 were attributed to the RFID and Mobile solutions segment.
During 2013 and 2012, no impairment losses have been identified.

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

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2013 were five years of projected net cash flows, WACC of 15.88% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

Testing Results:

During 2013, 2012 and 2011 no impairment losses have been identified.

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

Severance expenses for 2013, 2012 and 2011 amounted to $ 244, $ 117 and $ 242, respectively.

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

Revenues from maintenance and support services related to license are recognized ratably over the period of the support contract.

For revenues from customized solutions which offer both hardware and software, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

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

The Company implements a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is- more- likely- than- not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. During the years ended December 31, 2013 and 2012, the Company recorded tax income of $ 31 and $195, respectively due to a decrease of uncertain tax position for closed tax years.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and other accounts receivable.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral; however part of the Company's customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd. In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

n.	Derivative financial instruments:

The Company's derivatives consist primarily of forward contracts used to hedge exposure to currencies other than the U.S. dollar. The Company recognized derivative instruments as either assets or liabilities and measures those instruments at fair value. The derivative instruments that the Company holds do not meet the definition of hedging instruments under ASC 815, Derivatives and Hedging. Therefore, the Company recognizes changes in the fair values of the derivatives in its statement of income in financial expenses, net, at the same period as the re-measurement of gain and loss of the related foreign currency denominated assets and liabilities.

As of December 31, 2013, the notional principal of foreign exchange contracts to purchase U.S. dollars with foreign currencies was $1,313, to purchase NIS with foreign currencies was $310 and to purchase Euros for foreign currencies was €660, respectively. The Company recorded the fair value of a derivative asset in the amount of $17 in other accounts receivable and prepaid expenses.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Basic and diluted net earnings (loss) per share:

Basic net loss per share are calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (loss) per share are calculated based on the weighted average number of ordinary shares outstanding during each year, plus the potential dilution to ordinary shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of ordinary shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 331,300, 255,228 and 381,153 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

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

The fair value for options granted in 2013 and 2012 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2013	2012	2011

Risk-free interest	0.93%	1.34%	1.17%
Dividend yields	0%	0%	0%
Volatility	89%	83%	96%
Expected option term	3.5 years	3 years	3.83 years
Forfeiture rate	0%	0%	24%

During 2013, 2012 and 2011, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2013	2012	2011

Selling and marketing	$-	$-	$8
General and administrative	23	23	161

Total stock-based compensation expense	$23	$23	$169

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

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are comprised of foreign currency forward contracts.

Assets measured at fair value on a non-recurring basis as of December 31, 2013 are intangible assets and goodwill.

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

r.	New and recent accounting pronouncements:

In July 2013, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. The Company is currently evaluating the timing, transition method and impact of this new standard on its Consolidated Financial Statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2012

Government authorities	$133	$78
Advances to suppliers	320	258
Prepaid expenses	276	163
Other	90	117

	$819	$616

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to a $ 17 and a $ (5) liability as of December 31, 2013 and 2012, respectively.

NOTE 5:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$167	$163
Finished goods	3,551	2,997

	$3,718	$3,160

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2013	2012
Cost:

Computers and software	$740	$728
Office furniture and equipment	689	706
Leasehold improvements and real estate (1)	297	648
Motor Vehicles	397	347

	2,123	2,429

Computers and software	705	674
Office furniture and equipment	352	343
Leasehold improvements and real estate (1)	187	299
Motor Vehicles Depreciated cost	190	150

	1,434	1,466

Depreciated cost	$689	$963

Depreciation expenses amounted to $ 171, $ 180 and $ 280 for the years ended December 31, 2013, 2012 and 2011, respectively.

(1)
On May 6, 2013 the Company sold real estate it owned and leased it back for a five year period and an option to extend the lease period by an additional 5 years. The consideration amounted to $ 337. The Capital gain generated from the sale in the amount of $ 143 was capitalized and is depreciated for the duration of the lease agreement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

	December 31, 2013	Weighted average amortization period	December 31, 2012	Weighted average amortization period

Cost:
Brand name	670	4.1	670	4.1
Customer list	2,450	2.5	2,450	2.5

	3,120		3,120
Accumulated amortization:
Brand name	539		475
Customer list	2,405		2,288

	2,944		2,763

Amortized cost	$176		$357

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $ 181, $ 183 and $ 931 for the years ended December 31, 2013, 2012 and 2011, respectively. The remaining unamortized cost as of December 31, 2013 will be fully amortized in the year ended December 31, 2014.

NOTE 8:-	SHORT-TERM BANK LOANS AND CURRENT MATURITIES

		Weighted interest rate as of December 31, 2013	December 31,
Short term loans	Loan currency	%	2013	2012

	NIS	5.88	$1,226	$929
	USD	4.8	4,200	4,937
	Euro	-	-	93

			5,426	5,959
Current maturities	NIS	3.88	498	424

			$5,924	$6,383

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	SHORT-TERM BANK LOANS AND CURRENT MATURITIES (Cont.)

All of the Company's short term loans were extended by Bank Leumi. The repayment of the Company's bank loans to Bank Leumi is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of its Israeli subsidiaries. The loan terms restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. In addition, the Company and its Israeli subsidiaries entered into a series of inter-company guarantees in favor of the bank. There were no Bank Leumi covenants related to short term loans applicable for the fiscal years 2013 and 2012.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2013	2012

Government authorities	$149	$300
Professional services	100	120
Tax accruals	77	86
Deferred Capital Gain (see Note 6)	117	-
Other	80	61

	$523	$567

NOTE 10:-	LONG-TERM BANK LOANS, NET OF CURRENT MATURITIES

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2013	December 31,
Loan currency	%	2013	2012

NIS	3.88 (Prime minus 0.5 up to Prime plus 1.5)	$1,279	$1,612

Less - current maturities		498	424

		$781	$1,188

Bank HaPoalim loan amounted to $ 1,202 and $ 1,521 as of December 31, 2013 and 2012, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	LONG-TERM BANK LOANS, NET OF CURRENT MATURITIES (Cont.)

The repayment of the Company's loan to Bank HaPoalim is not secured, except by long term bank deposits in the amount of $ 471. As of December 31, 2013, Bank HaPoalim's loan agreements contained various financial covenants, which required that the Company's Israeli subsidiaries maintain certain financial ratios and level of profitability.

As of December 31, 2013, the Company was not in compliance with certain financial covenants, however was still covered by the waiver received by Bank HaPoalim valid through the earlier of May 1, 2014 or the Company's filing of its 2013 financial statements. On February 2, 2014 Bank HaPoalim agreed to cancel of all the covenants for 2014 and future years, for an administrative fee of approximately $5.

b.	The Company loans mature in the following years subsequent to the balance sheet dates:

2014 (Current maturities)	$498
2015	431
2016	350

$1,279

NOTE 11:-	LIABILITY RELATED TO THE DIMEX ACQUISITION

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems Ltd. As part of this acquisition, the Company and BOS Dimex owes to Dimex Systems Ltd. an amount on account of the purchase price as summarized below:

	Nominal interest rate as of December 31, 2013	December 31,
Loan currency	%	2013	2012

NIS (1)	4.0	$586	$527
NIS (2)	4.0	207	319

		793	846
Less - current maturities	4.0	428	136

		$365	$710

(1)	Will be paid in 24 equal monthly payments commencing January, 2014 (see note 13b).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	LIABILITY RELATED TO THE DIMEX ACQUISITION (Cont.)

(2)
The loan originally carried a nominal interest rate of 8% and with principle and required interest payments to be made through December 2013.  On December 31, 2012, the loan agreement was modified to reduce the nominal interest rate to 4% and principle and interest payments were spread out through June 2015. The Company accounted for the loan modification in accordance with ASC 470-60 Troubled Debt Restructurings by Debtors, and as a result, there was no material effect on the December 31, 2012 balance sheet and the results of operations through December 31, 2012.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of  LIBOR applicable to U.S. dollar deposits at the time the grants are received. No grants were received during the years 2012 and 2013.

As of December 31, 2013, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,316, with respect to the grants, which is an off-balance sheet contingent commitment. During 2012 and 2013, the developed software for which the grant was received is no longer being sold, accordingly no royalty expenses were recorded during the respective years.

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2018. Minimum future rental payments are:.

2014	$113
2015	81
2016	34
2017	30
2018	30

$288

The Company's motor vehicles are leased under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2016.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2013, 2012 and 2011 amounted to $ 405, $ 420 and $ 551, respectively.

3.	Litigation:

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by the Company and seeking damages in the amount of NIS 149 (approximately $43). During 2012, the Company has served a statement of defense and the case has been heard. On June 13, 2013 the court dismissed the claim and ordered Blockshtil to pay the Company for legal expenses.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Private placements:

1.
On December 21, 2011 the Company announced that it has entered into agreements with its convertible debt lenders, for the amendment of their loan agreements and the subsequent conversion of their debt into the Company's ordinary shares.

The amendments to the loan agreements provided that the amount of $ 2,523 of these loans was converted into the Company's ordinary shares at a reduced conversion price of $ 6 per share, instead of the conversion rate of $ 13 per share that was set in the original loan agreements. As a result of the conversion, the Company issued 420,491 ordinary shares.

In connection with the conversion, the term of warrants to purchase 160,996 shares that had been issued to the lenders, was extended by 2 years, until July 2014 and February 2015, as applicable. Following the extension of the warrants as mentioned above, in accordance with ASC 815, the Company recorded $86 of financial expenses in its statement of operations in 2011, reflecting the incremental compensation caused directly from the extension.

The balance of the convertible loan in the amount of $ 501 as of December 21, 2011 was (the "Deferred Loan" or the "2011 restructuring") remains outstanding, and bears a reduced interest rate of 4%. The Deferred Loan is no longer be convertible. The Deferred Loan will be repaid in 24 equal monthly installments commencing January 10, 2014 (instead of in two payments - in July 2012 and February 2013, according to the original convertible note agreement). The balance of the deferred loan as of December 31, 2013 is $586 (see note 11).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

2.
In April 2013, the Company requested shareholders who hold 140,887 warrants to defer registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period shall be extended by an additional one year.  The shareholders have agreed to this arrangement, and it was approved by the Company’s Audit Committee and Board of Directors. The extension of warrants held by Telegraph Hill Capital is subject to shareholders’ approval. Given that all warrant holders are shareholders of the Company, there is no accounting impact as a result of the extension.

3.	On December 31, 2012 the Company issued:

i.	6,501 shares to Cukierman & Co. Investment House Ltd. ("Cukierman & Co"), in consideration for non-exclusive investment-banking services and business development services to the Company (see note 17a)
ii.	5,119 shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see note 17b).
iii.	362 and 1,077 shares to Telegraph Hill Capital Fund I, LLC ("THCAP") pursuant to a service agreement (see note 17c) and as a directors fee, respectively.
iv.	1,391 shares to a director as a director fees.

4.	During year ended December 31, 2013 the Company issued:

i.	20,932 shares to Cukierman & Co, in consideration for non-exclusive investment-banking services and business development services to the Company (see note 17a)
ii.	7,787 shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see note 17b).
iii.	9,868 shares and 1,219 shares to THCAP pursuant to a service agreement (see note 17c) and as a directors fee, respectively.

5.
On June 18, 2013, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global for the sale of up to $600,000 for its ordinary shares to YA. The Company may effect the sale, at its sole discretion, during two-year period beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale the Company ordinary shares by YA Global.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

For each ordinary share purchased under the SEDA, YA Global will pay 95% of thelowest daily VWAP (as defined below) of the ordinary shares during the five consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the ordinary shares at the time of delivery of the advance notice). Once presented with an advance notice, YA Global is required to purchase the number of shares specified in the advance notice. Each such notice may be for an amount of ordinary shares not to exceed the greater of (1) $25,000 and (2) the average of the Daily Value Traded for the five trading days prior to the advance notice, where Daily Value Traded is the product obtained by multiplying the daily trading volume for such day by the VWAP for such day. Notwithstanding the forgoing, the notice shall not exceed $150,000. "VWAP" defined as of any date, to be the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP.

The Company has paid to YA Global a commitment fee of 7,500 ordinary shares to YAGlobal. The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and we have paid to YA Global all amounts then due.

During the month of December 2013, the Company issued to YA 43,834 ordinary shares for a total of $300 to YA Global.

b.	Warrants to shareholders

The Company's outstanding warrants to shareholders as of December 31, 2013 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)

161,000	$11	1.58

c.	Stock option plans:

In December 2012, the Company's shareholders approved a 10-year extension to the 2003 Israeli Stock Option Plan ("the Plan"), until May 31, 2023. Under the plan 275,000 ordinary shares were reserved for purchase by the employees and directors of the Company and its subsidiaries. Any option which is canceled or forfeited before expiration will become available for future grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2013 an aggregate of 71,582 options are available for future grants under the Plan. Each option granted under the Plan expires between 2-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company's employee and director stock option activity and related information for the year ended December 31, 2013, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	93,512	$23.45	$2.74	$78
Changes during the year:
Granted	90,000	$3.87
Exercised	(30,574)	$2.81
Forfeited or cancelled	(8,212)	$37.52

Outstanding at December 31, 2013	144,726	$14.80	$3.80	$378

Vested and expected to vest	47,614	$37.09	$1.93	$1
Exercisable at December 31,2013	47,614	$37.09	$1.93	$1

The weighted-average grant-date fair value of options granted during the year ended December 31, 2013 was $ 4.18 (No options were granted during 2012). The weighted-average grant-date fair value of unvested options as of December 31, 2013 was $3.89 The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's ordinary shares on December 31, 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013.

Total intrinsic value of options exercised for the years ended December 31, 2013, 2012 and 2011 was $ 91, $ 5 and $ 33, respectively. As of December 31, 2013, there was $ 231 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's Plan. That cost is expected to be recognized through 2016.

During 2013, a sum of $ 86 was received from the exercise of options. No cash was received from exercise of options in the years ended December 31, 2012 and 2011.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2013 broken into ranges of exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2013	life (years)	2013	(years)

$3.40	375	2.97	250	2.97
$3.80	6,987	2.97	-	-
$3.87	90,000	4.85	-	-
$8.00	5,749	2.25	5,749	2.25
$9.91	375	0.14	375	0.14
$20.00	8,660	0.00	8,660	0.00
$33.60	3,750	4.24	3,750	4.24
$47.70	15,000	1.25	15,000	1.25
$50.40	13,430	3.25	13,430	3.24
$60.00	400	0.63	400	0.63

	144,726	3.80	47,614	1.93

d.	Warrants issued to service providers and debt providers:

The Company accounts for warrants issued to service providers and debt providers in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees". The fair value for these warrants was estimated at the date of grant using the Black-Scholes option pricing model.

In December 2012, the company granted 3,600 warrants to purchase Ordinary shares to THCAP. The warrants exercise price is $2.39 and will be exercisable for 3 years starting December 13, 2012. No warrants were granted in 2013 to service and debt providers.

The Company's outstanding warrants to service and debt holders as of December 31, 2013 are as follows:

Exercise price	Warrants* outstanding	Weighted average remaining Contractual life (years)

$10.00	5,000	2.59
$16.00	17,274	1.09
$20.00	3,300	0.00

	25,574	1.24

*	All warrants are exercisable as of December 31, 2013

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME

a.	Change in corporate tax rate:

The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013. The tax rate for years 2014 and onward will be 26.5%

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2013, in the amount of approximately $ 33,089. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,094 which may be carried forward under certain limitations.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2013	2012
Assets in respect of:

Allowances and provisions	$112	$313
Intangible assets	227	142
Net operating loss carry forward (1)	8,272	8,116

	8,611	8,571

Valuation allowance (2)	(8,611)	(8,571)

	-	-
Liabilities in respect of intangible assets	-	-

Net deferred tax Liability	$-	$-

(1)	See Note 14b.

(2)
In 2013 and 2012, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2013 amounts to an increase of $40.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Current	$13	$(187)	$(172)
Prior years	-	-	-

	$13	$(187)	$(172)

Domestic	7	(195)	(172)
Foreign	6	8	-

	$13	$(187)	$(172)

e.	Profit (Loss) before taxes is comprised as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$(41)	$(766)	$(3,429)
Foreign	54	30	43

	$13	$(736)	$(3,386)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

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

Tax assessments for Ruby-Tech Inc., a U.S. subsidiary, through 2009 have all been assessed as final.

h.
In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's consolidated statements of operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS Dimex and BOS Odem may be subject to auditing by the Israel tax authorities for fiscal years 2009 and thereafter. BOS may be subject to auditing by the Israel tax authorities for fiscal years 2008 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2010 and thereafter.

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

i.	Uncertain tax positions:

	December 31,
	2013	2012

Uncertain tax positions, beginning of year	$31	$172
Decreases in tax positions for prior years	-	(172)
Increases in tax positions for current year	-	31

Uncertain tax positions, end of year	$31	$31

The Company records accrued interest for balances related to unrecognized tax benefits and penalties in taxes on income. During the years ended December 31, 2013 and 2012, the Company recognized approximately $ - and $ (54), respectively, in interest and penalties. The Company had no accruals for the payment of interest and penalties at December 31, 2013 and 2012, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2013	2012	2011
Financial income:
Interest on bank deposits	$2	$5	$3
foreign currency transaction	16	-	-

	18	5	3
Financial expenses:
In respect of bank loans, bank fees, convertible note and liability related to Dimex acquisition	(542)	(681)	(1,251)
Inducement and related cost	-	-	(760)
Revaluation of fair value related to extension of warrants as part of an Inducement of a convertible note	-	-	(86)
Change in fair value of forward contracts	(25)	(34)	(44)
Other (mainly foreign currency transaction losses)	-	(71)	(103)

	(567)	(786)	(2,244)

	$(549)	$(781)	$(2,241)

b.	Net earnings (loss) per share:

1.	Numerator:
	Numerator for basic and diluted net Earnings (loss) per share:
	Income (loss)	$-	$(549)	$(3,214)

	Net loss available to ordinary shareholders	$-	$(549)	$(3,214)

2.	Denominator (in thousands):

	Basic weighted average ordinary shares outstanding (in thousands)	1,172	1,118	705
	Diluted weighted average ordinary shares outstanding (in thousands)	1,172	1,118	705
	Basic and diluted net earnings (loss) per share	$-	$(0.49)	$(4.56)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SEGMENTS AND GEOGRAPHICAL INFORMATION

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

a.	Revenues, gross profit and assets for the operating segments for the years 2013, 2012 and 2011 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not Allocated/ Intercompany	Consolidated
2013

Revenues	$10,451	$15,496	$(44)	$25,903
Gross profit	$2,882	$2,149	$-	$5,031
Assets related to segment	$10,476	$8,711	$-	$19,187

2012

Revenues	$8,894	$15,915	$(306)	$24,503
Gross profit	$2,345	$2,723	$-	$5,068
Assets related to segment	$8,558	$9,491	$-	$18,049

2011

Revenues	$13,128	$21,332	$(1,026)	$33,434
Gross profit	$3,105	$3,405	$-	$6,510
Assets related to segment	$10,132	$9,869	$68	$20,069

b.	The following presents total revenues and long-lived assets for the years 2013, 2012 and 2011 based on the location of customers:

	Year ended December 31,
	2013		2012		2011
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$529	$-	$493	$-	$1,514	$-
Far East	3,130	-	1,985	-	3,943	-
Europe	1,896	-	1,178	-	976	-
Israel and others	20,348	689	20,847	963	27,001	1,166

	$25,903	$689	$24,503	$963	$33,434	$1,166

*)	Long-lived assets are comprised of property, plant and equipment (intangible assets and goodwill are not included).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2013	2012	2011

Customer A (Supply Chain Segment)	13%	15%	10%

NOTE 17:-	RELATED PARTIES

a.	Service Agreement with Cukierman & Co.:

The Company's Audit Committee and Board of Directors approved an engagement with Cukierman & Co., to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company's Board, and he is also a co-manager of the Catalyst Fund, a shareholder of Company. For its services, Cukierman & Co. was paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. The Service Agreement provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

Pursuant to an amendment to the Service Agreement, as of July 1, 2012, the monthly payment was reduced to approximately $6.4 plus VAT.

In addition, the payment will be made once a year at the end of each calendar year by way of issuance of the Company's ordinary shares and not in cash, using a price per share as stipulated in the revised Service Agreement.

On July 15, 2013 an additional amendment to the Service Agreement was signed by which all payments to Cukierman & Co. will be made on a quarterly basis.

During the year 2013 the company issued 20,932 ordinary shares to Cukierman & Co as per the revised Service Agreement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	RELATED PARTIES (Cont.)

Expenses the Company recorded according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2013	2012	2011

Retainer fee	$76	$98	$120

Total	$76	$98	$120

b.	Active Chairman Agreement with Edouard Cukierman:

In March 2011, the Company's Audit Committee and Board of Directors approved an Active Chairman Agreement with Mr. Cukierman for services during the years 2011 through 2014. The agreement was approved by the Company's shareholders on December 20, 2011. Pursuant to this agreement Mr. Cukierman was to be granted options to purchase 22,360 ordinary shares, and was to be paid a monthly cash payment of $ 5,000 plus VAT at the prevailing rate.

The exercise price of the options is $ 3.80 and they vest and become exercisable in 16 equal quarterly installments. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. Additional installments vest at the end of each subsequent calendar quarter, provided that Mr. Cukierman maintains his position as Chairman of the Board at the applicable vesting date.

Pursuant to the Agreement, if Mr. Cukierman's service to the Company is terminated by the Company, for reasons other than cause, then: (a) any unvested options shall be accelerated so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four months following the termination.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	RELATED PARTIES (Cont.)

The options and the cash fee are in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

On December 13, 2012 an Amendment to the agreement was approved stating that commencing July 1, 2012 the payment for the Chairman services will be paid in ordinary shares of the Company instead of in cash. Payment shall be made once a year, at the end of each calendar year. The price per share used for the share consideration calculation will be equal to the weighted average closing price of the ordinary shares on the applicable stock market on the 20 trading days ending on December 31 of the applicable year.

On December 31, 2013 and December 31, 2012 the Company issued Edouard Cukierman 7,787 and 5,119 ordinary shares, respectively, pursuant to the revised Agreement.

Expenses incurred in accordance with the Active Chairman Agreement with Edouard Cukierman are as follows:

	Year ended December 31,
	2013	2012	2011

Chairman fees	$60	$60	$60
Stock option compensation expenses	10	10	43

Total	$70	$70	$103

c.	Agreements with THCAP:

In November 2009, the Company entered into an amendment to the Advisory Agreement with THCAP, pursuant to which THCAP shall also be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCAP.

On October 5, 2010 the Company entered into a definitive private placement agreement with THCAP pursuant to which the Company issued to THCAP 24,091 Ordinary Shares at a price per share of $ 12.44, or approximately $ 300 in total. Additionally, Mr. Luis Gutierrez Roy, managing partner of THCAP, was appointed to the Company's Board of Directors.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	RELATED PARTIES (Cont.)

On December 13, 2012, the Company's shareholders approved an additional grant of 3,600 warrants to THCAP. The warrants were issued at an exercise price of $ 2.39, and are exercisable for 3 years from the date of grant of December 13, 2012.

On December 13, 2012 the Company's shareholders approved an additional amendment to the Advisory Agreement with THCAP, pursuant to which, THCAP will be paid a monthly retainer for business development services in the amount of $3.7 per month to be paid in the Company's ordinary shares once a year, using a price per share as stipulated in the revised Agreement.

In addition, the Company's shareholders approved those payments to THCAP on behalf of Mr. Gutierrez Roy's services as a Director be made in the Company's ordinary shares, on a quarterly basis.

On December 31, 2013 and December 31, 2012, the Company issued 9,868 and 362 ordinary shares to THCAP respectively, as consideration for the retainer for business development services.

On December 31, 2013 and December 31, 2012, the Company issued 1,219 and 1,077 ordinary shares to THCAP, respectively, as consideration for director fees.

Expenses incurred according to the agreements with THCAP are as follows:

	Year ended December 31,
	2013	2012	2011

Retainer fees	$44	$2	$-
Directors fee	7	11	10
Stock warrants compensation expenses	-	6	1

Total	$51	$19	$11

NOTE 18:-	SUBSEQUENT EVENTS

a.
On February 3, 2014, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global for issuance of ordinary shares in an amount up to $2,000. The Company may draw on the SEDA at its sole discretion during a three-year period beginning March 4, 2014.

For each ordinary share purchased under the SEDA, YA Global will pay 95% of the lowest daily VWAP (defined as, of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP) of the ordinary shares during the five consecutive trading days following the date of an advance notice from the Company.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SUBSEQUENT EVENTS

b.
On February 3, 2014, the Company entered into a Note Purchase Agreement with YA Global (the “NPA”) under which YA Global has provided the Company with a one year bridge loan in the amount of $ 500.  The bridge loan bears a 10% annual interest and is repayable in nine equal monthly installments commencing three months after the receipt of the loan.

c.
On January 30, 2014, the Company requested shareholders who hold 161,000 warrants to defer the registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period shall be extended by an additional two years to July 22, 2017 and the exercise price of the warrants shall be adjusted to the weighted average price on the 20th day before the date hereof, which is $ 7.43 (reflecting the weighted average closing price of the Company's shares in the 20 days ending January 30, 2014). The extension of warrants held by Telegraph Hill Capital is subject to shareholders’ approval.