Form 20-F
period 2014-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2015-04-29
CIK 1005516

As filed with the Securities and Exchange Commission on April 29, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Eyal Cohen, 972-3-9542070, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 75100, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 80.00 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

1,802,692 Ordinary Shares, nominal value NIS 80.00 per share, as of December 31, 2014 and 1,835,687 Ordinary Shares, nominal value NIS 80.00 per share, as of March 31, 2015.

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

3A. Selected Consolidated Financial Data

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2011 and 2010, and the consolidated balance sheet data as of December 31, 2012 and 2011 and 2010, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

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

Statement of Operations Data: (In U.S. thousands of dollars with the exception of per share data)

	2010	2011	2012	2013	2014

Revenues	30,187	33,434	24,503	25,903	27,601
Cost of revenues	22,668	26,481	19,050	20,751	22,152
Inventory write offs	36	443	385	121	404
Gross profit	7,483	6,510	5,068	5,031	5,045
Operating expenses:
Research and development, net	372	403	125	-	-
Sales and marketing	4,068	4,273	3,058	2,924	3,043
General and administrative	1,786	2,252	1,693	1,523	1,882
Impairment of goodwill and other intangible assets	-	555	-	-
Total operating expenses	6,226	7,483	4,876	4,447	4,925
Operating Profit (loss)	1,257	(973)	192	584	120
Financial expense, net	(961)	(2,241)	(781)	(549)	(444)
Other expenses, net	(120)	(172)	(147)	(22)	(1)

Income (loss) before tax on income	176	(3,386)	(736)	13	(325)
Tax benefit (taxes on income)	(5)	172	187	(13)	(108)
Income (loss) from continuing operations	171	(3,214)	(549)	-	(433)
Net income (loss) from discontinued operations	(806)	-	-	-	-

Net loss	(635)	(3,214)	(549)	-	(433)
Basic and diluted net income (loss) per share from continuing operations	$0.28	$(4.56)	$(0.49)	$-	$(0.30)
Basic and diluted net income (loss) per share from discontinued operations	$(1.24)	$-	$-	$-	$-
Basic and diluted net loss per share	$(0.96)	$(4.56)	$(0.49)	$-	$(0.30)
Weighted average number of shares used in computing basic net earnings (loss) per share	656	705	1,118	1,172	1,449
Weighted average number of shares used in computing diluted net earnings (loss) per share	656	705	1,118	1,172	1,449

Consolidated Balance Sheet Data:	2010	2011	2012	2013	2014

Cash and Cash Equivalents	703	411	354	1,005	1,522

Working Capital (*)	386	(349)	(739)	(500)	634

Total Assets	22,130	20,069	18,049	19,187	16,261
Short-term banks loan and current maturities of long-term bank loans	7,778	7,496	6,383	5,924	4,867
Long-term liabilities	4,073	2,440	2,017	1,305	383
Share Capital	13,959	23,065	23,374	26,178	38,138
Additional paid in Capital	56,805	51,093	50,891	48,634	38,701
Shareholders’ equity	3,713	3,598	3,156	3,703	5,297
(*)Working capital comprises of:
Current assets	14,730	13,682	12,137	13,679	11,215
Less: current liabilities	14,344	14,031	12,876	14,179	10,581
	386	(349)	(739)	(500)	634

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

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

As of December 31, 2014, we had $760,000 in long-term debt (including current maturities of $570,000) and $4.3 million of short term bank loans drawn under a revolving credit facility.

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

As of December 31, 2014, we had an accumulated deficit of $71 million. We ended year 2014 with a loss of $433,000, and year 2013 at breakeven. We had net losses in each of the fiscal years 2009-2012. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

●	delivering products in a timely manner;
●	successfully implementing our business strategy;
●	increased demand for existing products; and
●	controlling costs.

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

We depend on one bank which provides us most of our credit.

We rely on Bank Leumi le-Israel Ltd. (“Bank Leumi”) to provide most of the credit facilities to our subsidiaries. As of December 31, 2014, we had $4.2 million drawn under a Bank Leumi short term revolving credit facility.

Our assets are subject to a security interest in favor of Bank Leumi. Our failure to repay the bank loan, if required, could result in legal action against us, which could require the sale of all of our assets.

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

If we are unable to repay the bank loan when due, the bank could foreclose on our assets in order to recover the amounts due. Any such action might require us to curtail or cease operations (See “Item 5B. Liquidity and Capital Resources” below).

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These limitations may force us to pursue less than optimal business strategies or forgo business arrangements, which could have been financially advantageous to our shareholders and us. Our failure to comply with the restrictions contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources”).

Risks related to our business:

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical expertise in our industry.

In order to succeed we would need to be able to:

●	retain the executive officers and key technical personnel who have been involved in the development of our two operating divisions;
●	attract and retain additional qualified personnel to provide technological depth; and
●	attract and retain highly skilled personnel in various functions of our business.

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

Our growth increases the complexity of our operations, places significant demands on our management and our operational, financial and marketing resources and involves a number of challenges, including:

●	managing geographically dispersed operations;
●	retaining and motivating key personnel of the acquired businesses;
●	assimilating different corporate cultures;
●	preserving the business relationships with existing key customers and suppliers;
●	maintaining uniform standards, controls, procedures and policies; and
●	introducing joint products and service offerings.

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

In the past, the Company has made several acquisitions, such as the acquisition of Dimex Systems’ business in March 2008, and the acquisition of BOS Supply Chain Solutions (Summit) Inc. ("Summit"), a New Jersey based company, in October 2007 (Summit filed for Chapter 7 bankruptcy relief on November 23, 2010). We may expand our services through additional acquisitions. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. There can be no assurance that we will be able to successfully integrate and manage future acquisitions, if they occur.

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

The balance of allowance for bad debt as of December 31, 2014 amounted to $191,000, which was determined by our management to be sufficient. In face of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

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

The main business of our Supply Chain Solutions division is the provision of electronic components to the aerospace and defense industry. These components need to be in compliance with Aviation Standard number 9120 which was adopted by the International Aerospace Quality Group. Noncompliance with these standards could limit our sales.

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

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government procurement laws and regulations which change frequently, including regulations relating to import-export control and technology transfer restrictions. In addition, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, include anti-bribery provisions. If we, or our sales representatives, fail to comply with these laws and regulations, we could be subject to administrative, civil, or criminal liabilities that could have a material adverse effect on our business and results of operations. We may not always be protected in cases of violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf. A violation of anti-corruption laws by our employees or third-parties during the performance of their obligations for us may have a material adverse effect on our reputation operating results and financial condition.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 33% of our Supply Chain Solutions division purchases in the year 2014 were sourced from five key suppliers and 48% of our RFID and Mobile Solutions division purchases in the year 2014 were sourced from six other key suppliers (including a software supplier). In the year 2013, 34% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 58% of our RFID and Mobile Solutions purchases were sourced from five other key suppliers.

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative source of supply can be obtained.

Future changes in industry standards may have an adverse effect on our business.

New industry standards in the aviation and defense industry could cause a portion of our Supply Chain Solutions division’s inventory to become obsolete and unmarketable, which would adversely affect our results of operations.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2014, the NIS depreciated by approximately 12%, against the U.S. dollar, and in 2013 and 2012, the NIS appreciated by approximately 7.0% and 2.3% respectively, against the U.S. dollar. In 2012 and 2013, the annual inflation rate in Israel was approximately 1.63% and 1.82%, respectively. In year 2014, the annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2014 and increased in 2013 and 2012. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below)

If we are unsuccessful in introducing new products, we may be unable to expand our business.

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

We have sold and intend to continue to sell products in overseas markets, including in Europe and the Far East. A number of risks are inherent in engaging in international transactions, including:

●	possible problems in collecting receivables;
●	imposition of governmental controls, or export license requirements;
●	political and economic instability in foreign companies;
●	foreign currency exchange rate risk
●	trade restrictions or changes in tariffs being imposed; and
●	laws and legal issues concerning foreign countries.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.2 million at December 31, 2014. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

If our market capitalization experiences a significant decline and is below the value of our Shareholders' equity, if the carrying amount of a reporting unit exceeds its fair value, or if any other quantitative or qualitative indication of impairment of goodwill arises in the future, we may be required to record impairment charges for our goodwill. Any such write-downs, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

There are substantial risks associated with the Standby Equity Distribution Agreements, which could contribute to the decline of our share price and have a dilutive impact on our existing shareholders.

The sale of our Ordinary Shares to YA Global Master SPV Ltd., or YA Global, pursuant to the Standby Equity Distribution Agreements, or the SEDAs, (see “Item 5B – Liquidity and Capital Resources”) will have a dilutive impact on our shareholders. The closing market price of our Ordinary Shares as of March 31, 2015 was $2.07. Assuming this is the price per share used as a basis for the calculations for all draw downs under the SEDAs, we would be able to sell 675,290 Ordinary Shares to YA Global, and receive net proceeds of approximately $ 1,300,000. Such amount of shares would comprise 32% of our issued and outstanding share capital (pre sale), which would dilute our current shareholders.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2014 through March 31, 2015, the daily closing price of our Ordinary Shares in NASDAQ has ranged from $2.07 to $7.88 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

●	variations between actual results and projections;
●	the limited trading volume in our stock;
●	changes in our bank debts; and
●	Nasdaq Capital Market Listing Standards non-compliance notices;

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. Since early July 2014, there has been a significant increase in hostilities between Hamas, an Islamist organization governing the Gaza Strip, and Israel, including missiles launched by Hamas from the Gaza Strip into Israel and airstrikes and ground operations conducted by Israel in the Gaza Strip. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 Km away. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Syria, in particular, has been engaged in a fierce civil war and there have been threats from the Syrian government that if the conflict escalates and international forces intervene, Israel may be attacked. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon.

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

We are a foreign private issuer as such term is defined under U.S. federal securities laws. As a foreign private issuer, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Marketplace Rules of The Nasdaq Capital Market, or the Nasdaq Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16G – Corporate Governance.”

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

We operate our business through two divisions:

●	Supply Chain Solutions – conducted through our wholly owned subsidiary, Odem. Our Supply Chain Solutions business offers a wide range of electronic components to customers in the defense high technology industry and supply chain services for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

●	RFID and Mobile Solutions – conducted through our wholly owned subsidiary, Dimex. Our RFID and Mobile Solutions offerings form a comprehensive turn-key solution for Automatic Identification and Data Collection (AIDC), combining mobile infrastructure middleware software and a software application of manufacturers that we represent. In March 2008, Dimex and its subsidiary, Dimex Hagalil Projects (2008) Ltd. (“Dimex Hagalil 2008”), purchased the assets and activities of Dimex Systems, which was an integrator of AIDC solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12.4 million). The consideration was comprised of cash, payable over a 24-month period and of 25,011 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

In the years 2009 through 2012, the Company entered into several amendments to the purchase agreement for the purchase of the assets and activities of Dimex Systems, or the Dimex Systems Asset Purchase Agreement. The amendments revised the payment schedule of the consideration payable to Dimex Systems. The remaining debt, as of December 31, 2014, amounts to $338,000.

For further details regarding the Dimex Systems Asset Purchase Agreement, see “Item 5B. Liquidity and Capital Resources” and Note 10 to our Consolidated Financial Statements attached to this annual report.

Our Ordinary Shares are currently listed on the NASDAQ Capital Market. Following the Company's request, on May 12, 2009 the Company's Ordinary Shares were delisted from trading on the Tel Aviv Stock Exchange (the “TASE”). The delisting of the Ordinary Shares from the TASE did not affect the continued listing of the Ordinary Shares on the NASDAQ Capital Market under the symbol BOSC. As a result of the delisting of the Company’s Ordinary Shares from the TASE, the Company is no longer subject to reporting requirements in Israel, under the Israeli Securities Law.

On November 23, 2010, the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary Summit, filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. The proceedings in respect of Summit are continuing but they have no impact on the financial statements of the Company. The results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses related to the prior periods of the discontinued operations, have been reclassified in the accompanying statements of operations as discontinued operations.

4B.	Business Overview

BOS’s vision is to be a provider of turnkey AIDC mobility solutions and a leading distributor of electronic components for the civil aircraft industry, defense industry and high technology equipment manufacturers.

The Company’s RFID and mobile products and services assist customers in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes, improving asset tracking, and managing real-time business data.

BOS manages its business in two reportable divisions: RFID and Mobile Solutions (through its subsidiary Dimex), and Supply Chain Solutions (through its subsidiary Odem).

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, government, utilities, and livestock markets. Our Supply Chain Solutions customers include, among others, Bombardier, Elbit Systems, Refael and Israeli Aircraft Industry and it has begun expansion to international markets (e.g., India, and China). Our RFID and Mobile Solutions customers include, among others, IKEA, Blue Square, Shufersal and Teva.

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

Specifically, our RFID and Mobile Solutions division offers the following products and services:

●	Hardware, including:

○	Thermal and barcode printers
○	RFID and barcode scanners and readers
○	Wireless, mobile and forklift terminals
○	Wireless infrastructure
○	Active and passive RFID tags (HF & UHF)
○	Consumables (ribbons, labels, tags)

●	Applications:

BOS has integrated a set of software solutions for vertical segments:

○	BOS LIVESTOCK is a software application that enables livestock operations to manage, track, support and plan all day-to- day tasks.
○	BOS CarID is a turnkey solution to identify and track vehicles for a variety of transportation-related settings, such as auto vehicle testing centers, public and company parking lots, industrial factories, and automobile dealers, importers, or distributors. By using RFID tags on the vehicles, BOS CarID enables companies, government transportation agencies, and law enforcement officials in the transportation field to effectively manage, track, support and plan all day-to- day vehicle-related activities.
○	BOS STOCK is an optimized data collection solution for logistics management in stores and warehouses. The solution may be based on RFID tags or bar codes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse/logistics operations. BOS Stock enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and gives them the ability to locate inventory in the stockroom. BOS Stock provides inventory managers with a direct communication link to the sales floor, and assists in minimizing inventory loss or theft. BOS Stock also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock, and provide the customer with up-to-date product information.

○	BOS Mfgr is a production line tracking solution whereby manufacturing companies can track the progress and status of items on a production line. The solution may be based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With BOS Mfgr., items entering the manufacturing plant are labeled with RFID tags or bar codes, and fixed readers that are located along the production line, record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

BOS' RFID and Mobile Solutions division provides also complementary services such as:

○	Integration Services, that include site surveys, business requirements analyses, system design and configuration, and implementation, testing and deployment.
○	Service lab, that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans.

In August 2012, the Company entered into a cooperation agreement with an independent software development company for the maintenance, development and support of its software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

In 2014, 41% of our revenues were attributed to sales generated from our RFID and Mobile Solutions division.

Supply Chain Solutions

Our Supply Chain Solutions division provides electronic components, telecommunications equipment, and components consolidation services to the aerospace, defense, medical and telecommunications industries and enterprise customers worldwide.

These services include:

○	Representation of global manufacturers and distribution of their electronics components and communications products (see below);
○	For aerospace customers - Kitting (electronics components consolidation) services, inventory and quality control management of components entering production lines;
○	Warehouse management for ongoing projects, including all warehouse functions such as storage, operations and inventory management.

Our Supply Chain Solutions division represents on a non-exclusive basis, among others, International Rectifier Inc., Sensata Technologies Inc., Integrated Power Designs, Inc., Positronic Global Connector Solutions, Bluegiga, Switchcraft Inc., First Sensor A.G., Microelectronics Inc., Fema Electronics Corporation, SGC Technologies Inc., and Civue Optotech Inc.

In 2014, 59% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas:

	2014	%	2013	%	2012	%
America	$515	2	$529	2	$493	2
Far East	$3,296	12	$3,130	12	$1,985	8
Europe	$1,624	6	$1,896	7	$1,178	5
Israel	$22,141	80	$20,334	79	$20,806	85
Others	$25	-	$14	-	$41	-
Total Revenues	$27,601	100	$25,903	100	$24,503	100

Sales by divisions:

RFID and Mobile Solutions	$11,328	41	$10,451	40	$8,894	36	$13,128	39
Supply Chain Solutions	$16,317	59	$15,496	60	$15,915	65	$21,332	64
Intercompany	$(44)	-	$(44)	-	$(306)	(1)	$(1,026)	(3)
Total Revenues	$27,601	100	$25,903	100	$24,503	100	$33,434	100

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

In Israel, our main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., LogiTag Systems Ltd., Globe Tag Ltd. and Galbital RFID Solutions Ltd.

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

The key elements of our strategy are as follows:

●	Expand our RFID and Mobile product offerings, possibly also through acquisitions. This will include the sale and integration of new complementary hardware and software to our existing customer base and sales to new customers;
●	Expand the Supply Chain Solutions division product offerings to our existing customer base and to new customers in and outside of Israel. In the recent years our Supply Chain Division expanded its product offerings to include telecommunication equipment for mobile operations and displays for the high tech industry.

Exchange Controls

See “Item 10D. Exchange Controls”.

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation”.

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)    Dimex, an Israeli corporation, representing the RFID and Mobile Solutions division;

(2)    Odem, an Israeli corporation, representing the Supply Chain Solutions division;

In the United States:

(1)    Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

(2)    On November 23, 2010 the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary Summit, have filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed and in April 2014, the Summit case was closed.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	End of lease period
Rishon Lezion	1,978	January 2016 through – August, 2018

In March 2015, we moved our operations in the north of Israel to our main premises in Rishon Lezion, which now serves as our only facility.

Our average monthly rental fee for the year 2014 and for the year 2013 amounted to $11,943 and $12,785, respectively.

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

The Company’s RFID and Mobile products and services assist customers in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes, improving asset tracking, and managing real-time business data.

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

For revenues from software customized solutions , since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the products. As a result, our gross profits from each project may vary significantly.

In August 2012, we entered into a cooperation agreement with an independent software development company for the maintenance, development and support of our software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

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

Our operating results are significantly affected by, among other things, the level of revenues. Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition and results of operations and for fully understanding and evaluating our reported results:

●	inventories
●	impairment of long-lived assets and goodwill
●	revenue recognition

a.	Inventories:

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

During 2014, 2013 and 2012, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Goodwill as of December 31, 2014 and December 31, 2013 amounted to $4,122,000.

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

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2014 were five years of projected net cash flows, WACC of 15.75% and a long-term growth rate of 2.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

Testing Results:

During 2014, 2013 and 2012 no impairment losses have been identified.

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

For revenues from customized software solutions, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, ("ASC 605-35"), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Legal Contingencies

The Company is not a party to any legal proceedings.

5A.	Operating Results

All share and per share data in this report is reported after giving effect to the 1 for 4 reverse stock split that was effected on December 14, 2012.

Comparison of 2014 and 2013

Consolidated revenues grew by 6.5% to $27.6 million in year 2014 from $25.9 million in year 2013. The increase was attributed to an increase in demand in the Israeli market for both the Supply Chain division and RFID and Mobile division.

Gross profit for 2014 was $5.0 million (gross margin of 18.3%), as compared to $5.0 million (gross margin of 19.4%) for 2013. The decrease in the gross margin is attributed mainly to an inventory write off that amounted to $404,000 in year 2014 as compared to $121,000 in year 2013. Inventory write-offs are made to cover risks arising from slow-moving items or technological obsolescence.

Operating expenses increased to $4.9 million in 2014 from $4.5 million in 2013. The increase in expenses is attributed mainly to: (a) an increase in allowance for bad debt, which amounted to $95,000 in 2014 as compared to income from reversal of allowance for bad debt in the amount of $146,000 in 2013; (b) an increase in technological workforce.

Financial expenses were reduced to $444,000 in year 2014 from $549,000 in year 2013. The reduction in financial expenses is attributed to a reduction in loans and currency differences.

Tax on income for year 2014 increased to $108,000 from $13,000 as a result of a write off of income tax assets as a result of ongoing loss in BOS Odem.

Net loss for year 2014 was $433,000 as compared to a break even result in 2013. The basic and diluted net loss per share in 2014 was $0.3, compared to basic and diluted net profit per share of $0.0 in 2013.

Comparison of 2013 and 2012

Consolidated revenues grew by 5.7% to $25.9 million in year 2013 from $24.5 million in year 2012. The increase was attributed to an increase in sales of our RFID and Mobile division, mainly due to demand by existing customers that replaced old mobile equipment.

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

Net profit for year 2013 was $0.0 as compared to a net loss of $549,000 in 2012.The basic and diluted net profit per share in 2013 was $0.0, compared to basic and diluted net loss per share of $0.49 in 2012.

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the mix of products sold. In addition, due to potential competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors including our ability to:

●	establish effective sales channels and manage them;
●	introduce and deliver new products on a timely basis;
●	anticipate accurately customer demand patterns;
●	manage future inventory levels in line with anticipated demand; and
●	reduce level of debts to banks and others lenders.

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

Impact of Inflation and Currency Fluctuations

We are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2014, the NIS depreciated by approximately 12%, against the U.S. dollar, and in 2013 and 2012, the NIS appreciated by approximately 7.0% and 2.3% respectively, against the U.S. dollar. In 2012 and 2013, the annual inflation rate in Israel was approximately 1.63% and 1.82%, respectively. In year 2014, the annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2014 and increased in 2013 and 2012. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and in 2013. Commencing 2014, the corporate tax rate is 26.5%.

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

As of December 31, 2014, the Company has an outstanding off-balance sheet contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3.7 million, with respect to the grants. During 2013 and 2014, the developed software for which the grant was received was no longer being sold. Accordingly, no royalty expenses were recorded during these years.

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

In the year ended December 31, 2014 the Company incurred losses of $433,000, as compared to year 2013, in which the Company incurred no losses, and to year 2012, in which the Company incurred losses of $549,000. In the years ended December 31, 2014, 2013 and 2012 the Company generated a positive cash flow from operating activities amounting to $1.1 million in 2014, $1.0 million in 2013 and $1.7 million in 2012. The Company's cash and cash equivalents increased from $1 million as of December 31, 2013 to $1.5 million as of December 31, 2014. The Company had a positive working capital of $634,000 and a negative working capital of $409,000 and $739,000 as of December 31, 2014, December 31, 2013 and December 31, 2012.

As of December 31, 2014, we had $190,000 in long-term debt (net of current maturities of $570,000) and $4.3 million of short term bank loans drawn under a revolving credit facility.

In April 2013, the Company agreed with shareholders who hold 140,887 warrants to defer registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period was extended by an additional one year.  The shareholders have agreed to this arrangement, and it was approved by the Company’s Audit Committee and Board of Directors. The extension of warrants held by Telegraph Hill Capital, an affiliate of a member of the Company's Board of Directors, was approved also by the Company's shareholders meeting.

On January 30, 2014, the Company requested shareholders who hold 161,000 warrants to defer the registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period was extended by an additional two years to July 22, 2017 and the exercise price of the warrants was adjusted to $7.43 (which was the weighted average closing price of the Company's shares in the 20 days ending January 30, 2014). The extension of warrants held by Telegraph Hill Capital was approved by the Company's shareholders meeting..

The Company’s loans from Bank Leumi are secured by:

●	first ranking fixed charges on the goodwill of the Company and our Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts; and
●	floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future.

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantees the Company’s liabilities to Bank Leumi.

There were no Bank Leumi covenants applicable for the fiscal years 2012 through 2014.

The Company’s loan from Bank HaPoalim is secured by long term bank deposits in the amount of $259,000. Bank HaPoalim’s loan agreements had contained various financial covenants which required that the Company's Israeli subsidiaries maintain certain financial ratios and levels of profitability. These covenants were cancelled on February 2, 2014.

In June 2013, the Company entered into a Standby Equity Distribution Agreement, (the “June 2013 SEDA”), with YA Global. The June 2013 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $600,000 of the Company’s Ordinary Shares over a two-year commitment period. The purchase price of the Ordinary Shares will be at a 5% discount off the lowest daily VWAP (as defined in the agreement) of the Ordinary Shares during the five consecutive trading days following the date of an advance notice from us (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). From time to time, at the discretion of the Company, subject to complying with the conditions set forth in the June 2013 SEDA, the Company may present YA Global with advance notices to purchase the Company’s shares subject to limitations on price, quantity and trading volume in the Company’s stock as more fully described in the June 2013 SEDA. As of March 31, 2015, the Company has drawn $600,000 on this equity line for which it issued an aggregate of 107,782 Ordinary Shares.

In February 2014, the Company had entered into a second Standby Equity Distribution Agreement, (the “February 2014 SEDA”) with YA Global. The February 2014 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a three-year commitment period. The purchase price of the Ordinary Shares will be at a 5% discount off the lowest daily VWAP (as defined in the agreement) of the Ordinary Shares during the five consecutive trading days following the date of an advance notice from us (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). From time to time, at the Company’s discretion, subject to complying with the conditions set forth in the February 2014 SEDA, the Company may present YA Global with advance notices to purchase up to $500,000 of the Company’s shares as more fully described in the February 2014 SEDA. As of March 31, 2015, the Company has drawn $997,000 on this equity line, for which it issued an aggregate of 290,214 Ordinary Shares.

In February 2014, in addition to the February 2014 SEDA, the Company entered into a Note Purchase Agreement with YA Global, under which YA Global provided the Company with a one year bridge loan in the amount of $500,000.  The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan and was paid in full subsequent to December 31, 2014.

In February 2015 the Company entered into a third Standby Equity Distribution Agreement, (the “February 2015 SEDA”) with YA Global. The February 2015 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $1,300,000 of the Company’s Ordinary Shares over a 40-month commitment period. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the SEDA. The Ordinary Shares to be issued to YA Global under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the SEDA.

On November 27, 2014, the Company entered into a private placement agreement with Novel Infrastructure Ltd., a company owned by a Hong Kong investor. Under the agreement, the Company issued 128,147 Ordinary Shares (then equal to 7.2% of the outstanding shares of the Company following the investment) at a price per share of $3.902, or $ 500,000 in total.

We finance our activities by different means, including short and long-term loans, and income from operating activities.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2014, our trade receivables’ and trade payables’ aging days were 81 and 72 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors' and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $634,000 as of December 31, 2014. It is the Company's opinion that current working capital is sufficient for the Company's present requirements.

Cash Flows

Net cash provided by operating activities in 2014 was $1.1 million as compared to net cash provided by operating activities of $1.0 million in 2013.

Net cash used in investment activities in year 2014 and 2012 amounted to $211,000 and $311,000, respectively which includes repayment of deferred consideration related to the acquisition of Dimex in the amount of $130,000 and $255,000, respectively. Net cash provided by investing activities in year 2013 amounted to $133,000 which includes proceeds from sale and leaseback of real estate owned by the Company in the amount of $337,000.

Net cash provided by financing activities in 2014, 2013 and 2012 amounted to $356,000, $530,000 and $1.5 million.

5C.	Research and Development

In August 2012, we entered into a cooperation agreement with an independent software development company for the maintenance, development and support of our software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

5D.	Trend Information

BOS’ vision is to become a leading provider in the field of RFID and Mobile solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of the RFID and Mobile Solutions division revenues will increase gradually going forward.

Growth of the RFID and Mobile Solutions division depends on expanding its product offerings to both new and existing customer base.

Growth of the Supply Chain division depends on expanding its representations of electronic manufacturers and increasing sales to the international markets.

As of December 31, 2014, we had loans of $5.1 million compared to $7.5 million as of December 31, 2013. We plan to continue to reduce our loans through cash flow from operating activities and through raising equity.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2014, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars with the exception of per share data):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans	$760	$570	$190	-	-
Accrued severance pay (1)	$127	-	-	-	$127
Operating lease - cars	$361	$177	$184	-	-
Purchase obligation for service and inventory	$6,133	$5,969	$164	-	-
Facilities lease	$238	$134	$104	-	-
Total	$7,619	$6,850	$642	-	$127

(1)	The time for payment of the severance cannot be predicted.

The above table does not include: contingent obligations to pay royalties to the Office of the Chief Scientist, since the total amount to be paid under the terms of those agreements is a function of future sales.

Item 6: Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Yosi Lahad	59	Chairman of the Board of Directors
Mr. Yuval Viner	52	Chief Executive Officer
Mr. Avidan Zelicovsky	45	President and Director
Mr. Eyal Cohen	46	Chief Financial Officer
Mr. Luis Gutierrez Roy	44	Director
Ms. Orit Nir Schwartz (*)	43	External Director
Mr. David Golan (*)	74	External Director
Ms. Odelia Levanon (*)	52	Director

(*) Member of our Audit Committee and Compensation Committee.

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014 and was appointed Chairman of the Board on January 26, 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman eight startup companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services to global companies in a variety of industries including communications, IT, energy, water, Home Land Security & robotics. Mr. Lahad serves as an active Chairman or Board member of JPI Group China, a leading strategic planning firm for companies entering the Chinese market, UPO, a provider for innovative analytics of information over Internet, and VPlan, a provider of automated self-service over Internet using Natural Language Processing. Mr. Lahad served as CEO in FiberZone, a provider of automated Fiber connectivity from 2009 to 2011. Mr. Lahad was CEO and active chairman of Octalica, a provider of Home Networking, from 2005 to 2007, and CEO of Avantry Networks, delivered wireless networking to global telecom and data providers from 2000 to 2004. Mr. Lahad has been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the Hertzliya Interdisciplinary Center and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. In engineering from the Technion, an MSc. in engineering from University of Texas (UTA) and an MBA from Tel Aviv University.

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

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy co-founded and has been a managing partner at Telegraph Hill Capital Fund I, LLC (THCAP) since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008. Prior to E&Y, he led the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and at the Barcelona Stock Exchange, where he started his professional career as a research and equities analyst in 1992. Mr. Gutierrez Roy is a Board or Advisory Board member of several portfolio companies of THCAP. He has also advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

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

Ms. Odelia Levanon has joined our Board of Directors in November 2015. Ms. Levanon serves as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has previously served as a member of the Board of You – loyalty club from 2008 to 2012. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2014:

	Salaries, Directors' fees, Service fees, Commissions and Bonus[1]	Pension, Retirement and Similar benefits
All directors and officers as a group (then 10 persons)	$822,100	$102,000

1 Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, who was the Company’s Chairman during 2014, is (indirectly) a controlling shareholder. Also includes consulting and other fees paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, a Company’s director, may be deemed to have shared voting and dispositive power. Such remuneration includes stock and options based compensation in the amount of $282,000. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

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

In accordance with the approval of our shareholders in January 2015, directors who are not employees (excluding the Company’s current Chairman of the Board and excluding External Directors) are entitled to receive annual compensation of NIS 26,140, and an additional NIS 1,353 for each board meeting attended. The above amounts are subject to adjustment for changes in the Israeli consumer price index after October 2011. In December 2012, the Company’s shareholders approved a change in the form of compensation for directors, such that compensation shall be paid in Ordinary Shares instead of in cash.

The compensation of the Company's External Directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its External Directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings). A nominee for External Director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during the three-year term of service. Also, the compensation paid to each of the company’s External Directors must be the same (except that “expert external directors” may receive higher compensation than non-experts).

The compensation consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli consumer price index of December 2007. Currently, in accordance with the approval of our shareholders in January 2015, the annual fee amounts to NIS 25,000 and the meeting attendance fee amounts to NIS 1,590. The External Directors shall be entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law).

Each of our current directors (including the External Directors) was also granted options to purchase 375 Ordinary Shares upon commencement of his or her term as director and at an exercise price equal to the average closing prices of the shares on the Nasdaq Capital Market on the 20 trading days preceding the appointment of the director. The Options will vest and become exercisable annually over a period of three years, in three equal parts. The maximum option term is five years from grant.

If applicable, a director shall receive an additional amount of 375 options to purchase the Company’s Ordinary Shares upon reelection for a fourth consecutive term as a director of his or her service as a director of the Company (or, for External Directors, upon reelection for a second 3-year term). The regulations limit the amount of options that may be granted to External Directors to be proportional to the amount of options granted to other directors in the Company (excluding directors who are employed by the Company or provide it with services on a regular basis).

The Compensation of the directors is in compliance with the Company's Compensation policy approved by the shareholders on November 7, 2013.

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

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in-line with the Compensation Policy. On July 18, 2014, the Company's shareholders approved the grant to the CEO of options to purchase 5,000 of the Company's Ordinary Shares as well as the CEO's bonus plan for that year.

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

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our board of directors has determined that Messrs. Lahad and Golan, and Ms. Levanon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint External Directors for their initial term, (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company, or (iii) such External Director nominates himself or herself for each such additional term and his or her election is approved at a shareholders meeting by the same disinterested majority as required for the election of an External Director nominated by a 1% or more shareholder (as described above).

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

Our board of directors currently has two External Directors under Israeli law: (i) Mr. David Golan, who has served as an External Director in the Company since February 2009, and was reelected for a third three-year period at our annual general meeting of shareholders held on January 8, 2015; and (ii) Ms. Orit Nir Schwartz who was elected to serve for a second three year term as an External Director at our annual general meeting of shareholders held on January 8, 2015.

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

Audit Committee:

Our Audit Committee currently consists of David Golan Orit Nir Schwartz and Odelia Levanon. Under the Israeli Companies Law, public companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's External Directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two External Directors are serving as members of the audit committee and at least one of the External Directors was present at the meeting in which such approval was granted.

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors ’ qualifications, independence, compensation and performance, and the performance of our internal audit function. Our Audit Committee is also required to find deficiencies in the business management of our company and propose to our Board of Directors ways to correct such deficiencies, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). Additional duties of our Audit Committee are to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions, and such other duties as may be directed by our Board of Directors. The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Our Compensation Committee consists of Mr. Golan, Ms. Nir Schwartz, and Ms. Levanon.  All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules and the Israeli Companies Law.

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

As of March 31, 2015, we had 62 employees, all of whom are located in Israel. Of these 62 employees: 10 employees are in general and administrative positions, 14 employees are in marketing and sales, 16 employees are employed as technicians and 22 employees are in operating activities. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

6E.	Share Ownership

As of March 31, 2015, shares, options and warrants held by our officers and directors, then consisting of 8 persons, are as follows:

Name	Position	Shares	Options and Warrants

Mr. Yosi Lahad	Chairman of the Board of Directors	2,259	375
Ms. Odelia Levanon	Director	349	375
Mr. Avidan Zelicovsky	President and Director	4,339	49,770
Mr. Yuval Viner	Chief Executive Officer	2,839	47,470
Mr. Eyal Cohen	Chief Financial Officer	186	29,726
Mr. Luis Gutierrez Roy (1)	Director	70,935	15,385
Other directors (2)			750

(1)	Securities are held by Telegraph Hill Capital Fund I, LLC. Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the holdings by Telegraph Hill Capital Fund I, LLC.
(2)	Represents less than 1% of our outstanding ordinary shares for each of such Directors and altogether

Share Option Plans

The purpose of Share Option Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in the Company.

The Share Option Plans are administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

Ordinary Shares

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan, initially 31,250 Ordinary Shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries under the plan. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan to 275,000 Ordinary Shares. In December 2012, the Company's shareholders approved a 10 year extension to the Plan, according to which the board of directors may grant options under the Plan through May 31, 2023.

Under the Share Option Plan, the terms and conditions under which options are granted and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Share Option Plans. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

The Company has elected to designate the Plan as a section 102 plan in the "capital gains" track, designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under the Plan, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any Ordinary Shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of March 31, 2015, we had 136,256 options outstanding under the Plan (of which 60,504 are exercisable) with the following exercise prices:

Exercise Price Per Share $	Number of Options Outstanding
$3.23	375
$3.40	375
$3.80	6,987
$3.88	90,375
$4.02	5,000
$6.67	10,375
$8.00	5,749
$33.60	3,750
$50.40	13,170
$60.00	100
Total	136,256

Item 7:	Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of March 31, 2015, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 1,835,687 shares outstanding as of March 31, 2015.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (1)	Total Shares	Percent
Bellite Pty Limited. (2) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	7.91%
Novel Infrastructures Ltd. c/o Ocra (Mauritius) Limited, level 2 Maxcity Building , Remy Ollier street Port Louis, Mauritius (3)	128,147	-	128,147	6.98%
D.D. Goldstein Properties and Investments Ltd. 4 Hashalom Road, Tel Aviv, Israel (4)	127,200	-	127,200	6.93%
Dimex Systems (1988) Ltd. (5) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	77,137	32,165	109,302	5.95%

(1)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.
(2)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.
(3)	Mr. Pa Ning Wong and Ms. Rachel Troublaiewitch are the shareholders of Novel Infrastructures Ltd. and have shared voting and dispositive power with respect to the shares held by Novel Infrastructures Ltd.
(4)	To the Company's knowledge, Mr. Dov Goldstein is the beneficial owner of the shares held by D.D.Goldstein Properties and Investments Ltd.
(5)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge, in the table below:

Holdings as of:	December 31, 2012	December 31, 2013	December 31, 2014	March 31, 2015
Catalyst Funds (1)	192,107	38,092	36,196	-
Novel Infrastructures Ltd.	-	-	128,147	128,147
D. D. Goldstein Properties and Investments Ltd.	-	-	127,200	127,200
Dimex Systems (1988) Ltd.	106,346	77,137	77,137	77,137
SITA	113,063	-	-	-
Bellite Pty Limited	116,286	116,286	116,286	116,286
Telegraph Hill Capital Fund I, LLC	65,780	62,526	70,935	70,935

As of March 31, 2015, there were 64 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 73% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees

7B.	Related Party Transactions

Grant of Shares and Options to Mr. Cukierman

Active Chairman Agreement

In December 2011, the Company’s shareholders approved an Active Chairman Agreement with Mr. Cukierman. Pursuant to this agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he was granted options to purchase 22,360 Ordinary Shares, and was paid a monthly cash payment of $5,000, plus VAT at the prevailing rate. Payment of the cash fee was made each month in respect of the previous month of service. Following approval by the shareholders in December, 2011, the cash fees for 2011 were paid retroactively for the entire year. The exercise price of the options is $3.80 and they vest and become exercisable in 16 equal quarterly installments, subject to Mr. Cukierman's ongoing service as Chairman of the Board. As of December 31, 2014, all of the 22,360 Options were fully vested and exercisable for five years from their grant date.

The options and the cash fee were in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

Ordinary Shares In December 2012, the shareholders approved an amendment to the Active Chairman Agreement to make the monthly payment of $5,000 in Ordinary Shares instead of in cash, as follows:

●	Payment will be made once a year, at the end of each calendar year.
●	The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.
●	Payment in Ordinary Shares applies for compensation due commencing July 1, 2012 onwards.

On December 31, 2014, and December 31, 2013, the Company issued to Edouard Cukierman 17,079 and 7,787 Ordinary Shares pursuant to the revised Active Chairman Agreement, respectively.

On January 4, the Company's shareholders resolved to terminate Mr. Cukierman services as a member of the Company's Board, therefore the Active Chairman Agreement which expired on December 31, 2014, was not extended.

Services Agreement with Cukierman & Co. Investment House.

In 2003, the Company's Audit Committee and Board approved the engagement of Cukierman & Co. Investment House Ltd. (“Cukierman & Co.”), to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the “Services Agreement”). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003 and until January 2015, Mr. Cukierman served as Chairman of the Company's Board, and he may also be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments and by Catalyst Private Equity Partners (Israel) II L.P.

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

Following the approvals by the Board of Directors and Audit Committee, the Company entered into an amendment to the Services Agreement, dated January 13, 2013, pursuant to which the private placement portion of Cukierman & Co’s services was discontinued, commencing July 1, 2012. As a result, the retainer payment in respect of July 2012 onwards was reduced to $6,350, reflecting payment for the business development and mergers acquisitions only. In addition, the Company has requested and Cukierman & Co. has agreed, that payment of the retainer shall be made by way of equity (i.e., issuance to Cukierman & Co. of BOS’ Ordinary Shares) instead of in cash.

On July 15, 2013 an additional amendment to the Services Agreement was entered into, pursuant to which:

●	Payment is made once a quarter, at the end of each calendar quarter (instead of once a year).
●	The price per Company Ordinary Share used for the calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on the last day of the applicable quarter.

On December 31, 2014, and December 31, 2013, the Company issued to Cukierman & Co. 17,747 and 20,932 Ordinary Shares, respectively, in accordance with the revised Services Agreement.

In February 2015, the Company terminated the Services Agreement.

For payments the Company paid and accrued pursuant to the Services Agreement in 2014, see Note 17 to the Consolidated Financial Statements for the year ended December 31, 2014.

Agreements with Telegraph Hill Capital Fund I, LLC (“Telegraph Hill Capital”)

Mr. Luis Gutierrez Roy, a director of the Company since October 2010, is the managing partner of Telegraph Hill Capital and may be deemed to have shared voting and dispositive power with respect to company shares held by Telegraph Hill Capital.

In September 2009, the Company entered into an advisory agreement with Telegraph Hill Group LLC (the management company of Telegraph Hill Capital), pursuant to which Telegraph Hill Group was to provide the Company with non-exclusive private financing and business consulting services (the “Advisory Agreement”). In consideration, the Company issued to Telegraph Hill Capital warrants to purchase 3,600 Ordinary Shares at an exercise price of $11 per share. The warrants were exercisable as of February 28, 2011, and could be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the Advisory Agreement, pursuant to which THGroup LLC shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THGroup LLC. For payments the Company paid and accrued pursuant to the Advisory Agreement in 2013, see Note 17c to the Consolidated Financial Statements for the year ended December 31, 2014.

On October 5, 2010, the Company entered into a share purchase agreement with Telegraph Hill Capital for the issuance of an aggregate of 24,091 Ordinary Shares at a price per share of $12.44, or approximately $300,000 in total. Pursuant to this agreement, Mr. Luis Gutierrez Roy was appointed to the Board of Directors.

In December 13, 2012, the Company’s shareholders approved an additional grant to Telegraph Hill Capital of warrants to purchase 3,600 Ordinary Shares at an exercise price of $2.39 per Ordinary Share. The warrants' exercise price is equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' meeting in December. The warrants are exercisable for 3 years from their issuance date of December 13, 2012.

On December 13, 2012, the Company's shareholders approved an additional amendment to the agreement with THCAP. Pursuant to this amendment, THCAP will be paid a monthly retainer for business development services in the amount of $3,650 per month, payable in the Company's Ordinary Shares once a year.

In addition, the Company's shareholders approved the payment of the fees to its directors (excluding External Directors) in the Company's Ordinary Shares. At his request, payments of the director fees of Mr. Luis Guttierez Roy were made to THCAP.

On November 7, 2013 the Company's shareholders approved an additional amendment to the agreement with THCAP as follows:

●	Payment is made once a quarter, at the end of each calendar quarter (instead of once a year).
●	The price per share used for the share consideration calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on the last day of the applicable quarter.

On December 31, 2014, December 31, 2013 and December 31, 2012, the Company issued to THCAP 6,004, 9,868 and 362 Ordinary Shares, respectively as retainer payment for business development services.

On December 31, 2014, December 31, 2013 and December 31, 2012, the Company issued to THCAP 2,405, 1,219 and 1,077 Ordinary Shares, respectively as director fees.

On August 21, 2014 the Company's Board of Directors resolved to suspend the services of THCAP until decided otherwise by the Board of Directors. Currently no retainer is paid to THCAP.

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

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2014	$5,461,000	20%
2013	$5,555,000	21%
2012	$3,656,000	15%

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

Commencing April 1996, our Ordinary Shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the NASDAQ Capital Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our Ordinary Shares started to be traded on what is now called the NASDAQ Global Market. In January 2002, our shares began trading also on the TASE, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority. On May 12, 2009, we delisted our Ordinary Shares from trade on the TASE. The delisting of the Ordinary Shares from the TASE did not affect the continued listing of the Ordinary Shares on the NASDAQ Global Market under the symbol BOSC. After the delisting of the Company’s Ordinary Shares from the TASE, we are no longer subject to reporting requirements in Israel. On October 16, 2009, the Company’s Ordinary Shares were transferred to the NASDAQ Capital Market and are traded on such market under the symbol “BOSC”.

Prices set forth below are high and low reported closing prices for our Ordinary Shares as reported by NASDAQ for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected on December 14, 2012.

Period		High ($)	Low ($)

Annual Information
2010	Annual	13.20	3.08
2011	Annual	14.08	2.72
2012	Annual	8.19	1.64
2013	Annual	8.40	2.63
2014	Annual	7.88	3.88

Quarterly Information (2013)
	First Quarter	6.08	2.66
	Second Quarter	4.73	2.63
	Third Quarter	4.20	2.77
	Fourth Quarter	8.40	3.64

Quarterly Information (2014)
	First Quarter	7.88	6.27
	Second Quarter	6.72	3.72
	Third Quarter	4.42	3.23
	Fourth Quarter	4.27	3.14
	October	3.27	3.14
	November	4.20	3.70
	December	3.90	3.16

Monthly Information (2015)

January	3.47	3.06
February	3.23	2.98
March	3.07	2.07
April (until April 28)	2.38	1.96

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Capital Market under the symbol “BOSC”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10: Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

The Company’s registration number at the Israeli Registrar of Companies is 52-0042565.

In March 2002 the Company adopted new Articles of Association, in view of the Israeli Companies Law. Since then, certain articles of the Articles of Association have been amended.

Set forth below is a summary of certain provisions of our Memorandum and Articles of Association. This summary is not complete and should be read together with our Memorandum and Articles of Association, incorporated by reference hereto.

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

3.            With regard to the rights, preferences and restrictions attaching to the Ordinary Shares, the Company’s Articles of Association provide the following:

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

(c) Election of Directors.

The Company’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights in the election of directors. The holders of Ordinary Shares, conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles. In compliance with the Israeli Companies Law, the Company has two External Directors. The External Directors are also appointed by the shareholders, subject to special majority requirements. Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External directors who are appointed for a term of 3 years under the Israeli Companies Law.

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

One or more shareholders, holding at least 1% of the voting rights in the Company are entitled to request of the Board of Directors that a certain matter shall be included in the agenda of an upcoming general meeting, provided that such matter is appropriate for discussion at general meetings.

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

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval is not required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the Israeli Companies Law, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar by each merging company.

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

Under the Israeli Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Israeli Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If such tender offer is accepted and less than 5% of the shares of the company are not tendered, and a majority of the offeree shareholders not having a personal interest accepted the offer, all of the shares will transfer to the ownership of the purchaser. Notwithstanding the foregoing, such a tender offer shall be accepted in the event that less than 2% of the shares of the company are not tendered. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, the acquirer may stipulate in the tender offer that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 30%. Dividends paid on our Ordinary Shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, the gross amount of which is generally subject to the 25% tax rate.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2012 and 2013 tax years, and of 26.5% for the 2014 and 2015 tax years.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Ordinary Shares to a U.S. holder. A U.S. holder is a beneficial owner of our Ordinary Shares who is:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;
●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust: (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and available on the date hereof and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively, banks, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate, gift or alternate minimum tax consequences or any aspect of state, local or non-U.S. tax consequences of the purchase, ownership and disposition of our Ordinary Shares.

This summary of material United States Federal income tax considerations is for general information only and is not tax advice. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the purchase, ownership and disposition of our Ordinary Shares or that such a position would not be sustained. U.S. holders should consult their own tax advisors with respect to the specific U.S. federal, state, local and foreign income tax consequences applicable to them relating to their purchase, ownership and disposition of our Ordinary Shares.

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at a favorable tax rate of up to 20%, provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (such as the NASDAQ Capital Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status under “Passive Foreign Investment Company Consequences.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case, the dividend will be taxed at ordinary income rates.

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

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Consequences”, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s adjusted tax basis in the Ordinary Shares. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. The gain or loss recognized on the disposition of the Ordinary Shares will be long-term capital gain or loss if the U.S. holder held the Ordinary Shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are currently taxable at a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Additional Net Income Investment Tax

Certain U.S. holders that are individuals, estates or trusts are subject to an additional 3.8% Net Income Investment Tax on all or a portion of their “net investment income”, which may include dividends on, or capital gains recognized from the disposition of, our Ordinary Shares. Each U.S. holder that is an individual, estate or trust is urged to consult its own tax advisors regarding the applicability of the Net Income Investment Tax to its income and gains in respect of its investment in our Ordinary Shares.

Passive Foreign Investment Company Consequences

If we were to be classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which would generally be measured by fair market value of the assets, and for which purpose the total value of our assets may be determined in part by the market value of our Ordinary Shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our Ordinary Shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our Ordinary Shares, regardless of whether we continue to meet the tests described above.

Based on the composition of our income and the composition and estimated fair market values of our assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 and based on our future projections, we do not expect to be a PFIC for the taxable year ending December 31, 2015. There can be no assurance that we will not be considered a PFIC for any taxable year. PFIC status is determined as of the end of the taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in our becoming a PFIC. Even though we have determined that we were not a PFIC for the year ended December 31, 2014, there can be no assurance that the IRS will agree with our conclusion.

If we were a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our Ordinary Shares) and (b) any gain realized on the sale or other disposition of the Ordinary Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed above under “Taxation of distributions on Ordinary Shares.”

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. If a U.S. holder makes the mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the Ordinary Shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our Ordinary Shares are “regularly traded” on a “qualified exchange.” Our Ordinary Shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Ordinary Shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Global Select Market is a qualified exchange for this purpose and, consequently, if the Ordinary Shares are regularly traded, the mark-to-market election will be available to a U.S. holder.

We do not intend to provide the information necessary for U.S. holders to make qualified electing fund (“QEF”) elections if we are classified as a PFIC. U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns Ordinary Shares during any year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our Ordinary Shares or receives distributions with respect to our Ordinary Shares, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. Additionally, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC. If our company were a PFIC for a given taxable year, then each U.S. holder will generally be required to file an annual report on IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. holder’s federal income tax return and provide such other information as may be required by the U.S. Treasury Department if the total value of all PFIC stock directly or indirectly owned exceeds certain thresholds.

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to our Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our Ordinary Shares.

Information reporting and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding (currently at a rate of 28%) with respect to dividend payments made with respect to, and proceeds from the disposition of, the Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules provided, in either case, that the required information is furnished to the Internal Revenue Service.

Certain reporting requirements with respect to payments to foreign corporations

U.S. holders paying more than U.S. $100,000 for our Ordinary Shares generally will be required to file IRS Form 926 reporting the payment for our Ordinary Shares to any foreign corporation. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign asset reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our Ordinary Shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their purchase, ownership and disposition of our Ordinary Shares.

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

"Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2014 and 2013, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts was insignificant.

In addition, the Company's entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income (loss) related to these contracts in 2014, 2013 and 2012 was $75, $(25) and $(42), respectively.

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

The table below presents the account receivables balance by geographical market as of December 31, 2014 and December 31, 2013:

	2014	2013
Americas	$149,000	$138,000
Europe	$215,000	$341,000
Far East	$214,000	$1,242,000
Israel and others	$5,565,000	$6,416,000
	$6,143,000	$8,137,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates, is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $50,000.

Bank Risk

The Company manages its loans mainly in Bank Leumi, which provides credit to the Company's Israeli subsidiaries. In case of the termination or expiration of our credit lines, a deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

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

(b) Management's Annual Report on Internal Control Over Financial Reporting.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), 2013 version. Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

(d) Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2014, that have materially affected or are reasonably likely to materially affect these controls.

(e) Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2014, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16: [Reserved]

Item 16A: Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. David Golan, the Chairman of the audit committee, is an “audit committee financial expert”, as defined by the applicable SEC regulations.

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

Item 16C: Principal Accountant Fees and Services

The Company’s principal accountants for the years 2013 and 2014 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2013 and 2014:

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$57,000	93%	$54,000	78%
Tax Fees (2)	$4,000	7%	$4,000	6%
All other Fees (3)	-	-	$9,000	18%
Total	$61,000	100%	$69,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.
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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2014.

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

We have elected to follow Israeli law and practice instead of the following NASDAQ rules:

●	The requirement to obtain shareholder approval for the approval of certain private placements. Under Israeli law and practice, shareholder approval is not required for a private placement in a public company, whose shares are traded only outside of Israel.
●	The Compensation Committee Requirements included in rule 5605(d). For information concerning our Compensation Committee requirements and practices see Item 6C, under “Compensation Committee”.

Item 16H: Mine Safety Disclosures

Not applicable.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Loss	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements	F-10 – F-37

Item 19: Exhibits

The following exhibits are filed as part of this Annual Report:

1.1*	Memorandum of Association, as amended.
1.2*	Articles of Association, as amended.
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Annex A of the Company’s Proxy Statement on Form 6-K, filed on November 9, 2011).
4.2	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).
4.3	M&A Addendum to the Services Agreement, as of August 22, 2004, by and among Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 27, 2005).
4.4	Business Development Addendum to the Services Agreement, as of May 24, 2010, by and among Cukierman & Co. Investment House Ltd., BOS-Dimex Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.5	Amendment to the Services Agreement, dated as of January 13, 2013, by and among Cukierman & Co. Investment House Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.6	Amendment to the Services Agreement, dated as of November 7, 2013, by and among Cukierman & Co. Investment House Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
4.7	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11696 filed on November 24, 2003).
4.8	Asset Purchase Agreement as of January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).
4.9	Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009 (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form F-3 No. 333-152020 filed on April 1, 2009).
4.10	Amendment No. 2 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated February 3, 2010 and Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.11	Amendment No. 3 to the Asset Purchase Agreement as of December 31, 2012 by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.12	Loan Agreement by and between the Company and Dimex Systems (1988) Ltd., dated February 3, 2010; Registration Rights Agreement dated as of the February 3, 2010 by and between the Company and Dimex Systems (1988) Ltd.; Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.13	Agreement by and between the Company and Dimex Systems dated November 9, 2011; Amendments to Warrants issued by the Company to Dimex Systems (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.14	Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Company. Form of Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).

4.15	Form of Agreement by and among certain lenders and the Company (Conversion Amendments); Form of Amendment to Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.16	Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked); Form of Subordination Letters of BOS-Dimex Ltd. and of BOS-Odem Ltd.; and B.O.S Better Online Solutions Ltd. Subordination Letter (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.17	Bank Hapoalim Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings by BOS-Dimex Ltd., BOS-Odem Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.18	Share Purchase Agreement dated as of October 4, 2010 between the Company and Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2011).
4.19	Advisory Agreement dated September 1, 2009, by and between the Company and Telegraph Hill Group LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.20	Amendment Number 1 to Advisory Agreement dated November 16, 2009, by and between the Company and Telegraph Hill Group LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.21	Amendment Number 2 to Advisory Agreement dated February 8, 2013, by and between the Company and Telegraph Hill Group LLC; Warrant issued by the Company to Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.22	Amendment Number 3 to Advisory Agreement dated November 7, 2013, by and between the Company and Telegraph Hill Group LLC; Warrant issued by the Company to Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
4.23	Standby Equity Distribution Agreement with YA Global dated June 18, 2013 (incorporated by reference to the Company’s report on Form 6-K, filed on June 19, 2013).
4.24	Standby Equity Distribution Agreement with YA Global, dated February 3, 2014; Note Purchase Agreement with YA Global, dated February 3, 2014 (incorporated by reference to the Company’s report on Form 6-K, filed on February 6, 2014).
4.25*	Share Purchase Agreement with Novel Infrastructure Ltd. Dated November 30, 2014.
4.26	Standby Equity Distribution Agreement with YA Global, dated February 17, 2015 (incorporated by reference to the Company’s report on Form 6-K, filed on February 17, 2015).

6*	Statement of Computation of Earnings Per Share.
8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).
11	Code of Ethics (incorporated by reference to the Company's Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: April 29, 2015

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-37

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2015	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,522	$1,005
Restricted bank deposits	216	-
Trade receivables (net of allowance for doubtful accounts of $191 and $148 at December 31, 2014 and 2013, respectively)	6,144	8,137
Other accounts receivable and prepaid expenses	490	819
Inventories	2,843	3,718

Total current assets	11,215	13,679

LONG-TERM ASSETS:
Restricted bank deposits	263	486
Other assets	35	35

Total long-term assets	298	521

PROPERTY, PLANT AND EQUIPMENT, NET	556	689

OTHER INTANGIBLE ASSETS, NET	70	176

GOODWILL	4,122	4,122

	$16,261	$19,187

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$4,297	$5,426
Current maturities of long-term loans	570	926
Trade payables	4,468	6,232
Employees and payroll accruals	389	433
Deferred revenues	621	665
Accrued expenses and other liabilities	236	406

Total current liabilities	10,581	14,088

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	190	1,146
Accrued severance pay	127	159
Deferred capital gain	66	91

Total long-term liabilities	383	1,396

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 80.00 nominal value: Authorized; 2,500,000 shares at December 31, 2014 and 2013; Issued and outstanding: 1,802,692 and 1,258,245 shares at December 31, 2014 and 2013, respectively	38,138	26,178
Additional paid-in capital	38,701	48,634
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(71,299)	(70,866)

Total shareholders' equity	5,297	3,703

Total liabilities and shareholders' equity	$16,261	$19,187

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2014	2013	2012

Revenues	$27,601	$25,903	$24,503
Cost of revenues	22,556	20,872	19,435

Gross profit	5,045	5,031	5,068

Operating costs and expenses:
Sales and marketing	3,043	2,924	3,058
General and administrative	1,882	1,523	1,818

Total operating costs and expenses	4,925	4,447	4,876

Operating income	120	584	192
Financial expenses, net	(444)	(549)	(781)
Other expenses, net	(1)	(22)	(147)

Income (loss) before taxes on income	(325)	13	(736)
Taxes benefit (taxes on income )	(108)	(13)	187

Net loss	$(433)	$-	$(549)

Basic and diluted net loss per share	$(0.30)	$-	$(0.49)

The accompanying notes are an integral part of the consolidated financial statements.

F-5

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2014	2013	2012

Net loss	$(433)	$-	$(549)

Comprehensive profit (loss)	$(433)	$-	$(549)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance at January 1, 2012	1,116,981	$74,158	$(243)	$(70,317)	$3,598
Issuance of Ordinary shares for options exercised	1,254	-	-	-	-
Share-based compensation expense	14,450	107	-	-	107
Net loss	-	-	-	(549)	(549)
Balance at December 31, 2012	1,132,685	74,265	(243)	(70,866)	3,156

Issuance of Ordinary shares for options and warrants exercised	34,504	95	-	-	95
Issuance of Ordinary shares related to SEDA, net of issuance costs (see note 12a2)	51,334	241	-	-	241
Share-based compensation expense	39,722	211	-	-	211
Net loss	-	-	-	-	-
Balance at December 31, 2013	1,258,245	74,812	(243)	(70,866)	3,703

Issuance of Ordinary shares related to SEDA, net of issuance costs (see note 12a2)	370,413	1,275	-	-	1,275
Issuance of Ordinary shares	128,147	467	-	-	467
Share-based compensation expense	45,887	285	-	-	285
Net loss	-	-	-	(433)	(433)
Balance at December 31, 2014	1,802,692	$76,839	$(243)	$(71,299)	$5,297

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net loss	$(433)	$-	$(549)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	269	352	363
Capital loss from sale and disposal of property, plant and equipment	-	11	79
Currency fluctuation of deposits and loans	(171)	(10)	21
Impairment of investment in other company	-	-	68
Severance pay, net	(9)	35	(24)
Share-based compensation expense	302	211	107
Amortization of discount on convertible note	-	-	22
Decrease (increase) in trade receivables, net	1,993	(130)	500
Decrease (increase) in other accounts receivable and other assets	305	(201)	140
Decrease (increase) in inventories	875	(558)	860
Increase (decrease) in trade payables	(1,764)	1,317	750
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(283)	21	(628)

Net cash provided by operating activities	1,084	1,048	1,709

Cash flows from investing activities:
Purchase of property, plant and equipment	(60)	(113)	(82)
Proceeds from sale of property, plant and equipment	28	337	26
Change in long-term bank deposits	(49)	(14)	-
Repayment of deferred consideration related to the Dimex acquisition	(130)	(77)	(255)

Net cash provided by (used in) investing activities	(211)	133	(311)

Cash flows from financing activities:
Proceeds from issuance of shares, net	1,725	336	-
Repayment of short and long-term loans	(2,081)	(866)	(1,455)

Net cash used in financing activities	(356)	(530)	(1,455)

Increase (decrease) in cash and cash equivalents	517	651	(57)
Cash and cash equivalents at the beginning of the year	1,005	354	411

Cash and cash equivalents at the end of the year	$1,522	$1,005	$354

The accompanying notes are an integral part of the consolidated financial statements.

F-8

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Supplemental disclosure of cash flow activities:

(i) Net cash paid during the year for:
Interest	$351	$418	$502

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment, and the Supply Chain Solutions segment (see Note 15).

The Company's wholly-owned subsidiaries include:

(1)	BOS-Dimex Ltd. (previously "Dimex Solutions Ltd."; "BOS-Dimex Ltd."), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components and advanced technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

c.	The Company's operations are partially financed through revolving short-term loans in which maturity is automatically extended on a monthly basis at the bank’s discretion. The Company also has adequate alternative financing sources to finance its operations in the foreseeable future, if and when maturity will not be extended.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, provision for inventory and stock-based compensation costs. Actual results could differ from those estimates.

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

The consolidated financial statements include the accounts of the Company and subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash purchased with original maturities of less than three months.

e.	Restricted bank deposits

Restricted bank deposits are deposits related to bank loans. Restricted deposits are presented at their cost.

f.	Inventories:

The majority of inventory is valued at the lower of cost or market value. Cost is determined using the moving average cost method. In 2013 and 2014, inventory write-offs amounted to $121 and $404, respectively.

Inventory write-offs and write-downs are made to cover risks arising from slow-moving items or technological obsolescence.

g.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20 – 33	(Mainly 33)
Office furniture and equipment	6 - 15	(Mainly 10)
Leasehold improvements	Over the shorter of the period of the lease or the life of the assets
Motor vehicles	15

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

For each of the three years ended December 31, 2014, 2013 and 2012, no impairment losses related to intangible assets were identified.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 250 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in two operating-based segments: RFID and Mobile Solution and Supply Chain Solutions. The Company's goodwill is related to the RFID and Mobile Solutions segment.

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2014 were five years of projected net cash flows, WACC of 15.75% and a long-term growth rate of 2.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the RFID and Mobile Solutions segment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During 2014, 2013 and 2012 no impairment losses have been identified.

j.	Intangible assets

Intangible assets are comprised of acquired technology, customer relations and licenses.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from four to seven years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2012, 2013 and 2014, no impairment losses were identified.

k.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof above one year. The Company's liability for its Israeli employees is mostly covered by insurance policies designed solely for distributing severance pay. The value of these policies is not under the Company's control, thus just the liability net of funds under insurance policy is presented in the balance sheet.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has two general deposit funds for severance. The value of the deposited funds includes profits, and is recorded as an asset in the Company's balance sheet.

Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees subject to this section, the Company’s contributions towards severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for 2014, 2013 and 2012 amounted to $141, $ 244 and $ 117, respectively.

l.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and support services.

Revenues from product sales, related to both the Supply Chain Solutions and RFID and Mobile Solutions segments, are recognized in accordance with ASC 605, Revenue Recognition when delivery of the product has occurred, persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery has occurred, and collectability is probable.

Revenues from maintenance and support services related to license are recognized ratably over the period of the support contract.

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely than not to be realized.

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

o.	Derivative financial instruments:

"Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2014 and 2013, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts was insignificant.

In addition, the Company's entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income (loss) related to these contracts in 2014, 2013 and 2012 was $75, $(25) and $(42), respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Basic and diluted net loss per share:

Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus the potential dilution to Ordinary shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of Ordinary shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 319,530, 331,300 and 255,228 for the years ended December 31, 2014, 2013 and 2012, respectively.

q.	Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation ("ASC 718") which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees, non-employees and directors.

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

The fair value for options granted in 2014, 2013 and 2012 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2014	2013	2012

Risk-free interest	1.26%	0.93%	1.34%
Dividend yields	0%	0%	0%
Volatility	84%	89%	83%
Expected option term	4 years	3.5 years	3 years
Forfeiture rate	0%	0%	0%

The Company applies ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505") with respect to options and warrants issued to non-employees, which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are comprised of foreign currency forward contracts.

The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, restricted cash, restricted bank deposits, other accounts receivable, trade payables, and other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.

s.	Certain reclassifications have been made in the consolidated balance sheet for the year ended December 31, 2013 for the sake of consistency with the 2014 presentation. Specifically, certain liabilities were reclassified from long term to short term and certain loans that previously presented separately in the balance sheet were consolidated into one line item.

t.	New and recent accounting pronouncements:

In July 2013, the Financial Accounting Standards Board ("FASB") issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The Company will be required to adopt this new standard on a prospective basis in the first quarter of fiscal 2015; however, early adoption is permitted as is a retrospective application. The new standard has no impact on the Company's Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016 (January 1, 2017 for the Company), including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Government authorities	$1	$133
Advances to suppliers	153	320
Prepaid expenses	307	276
Other	29	90

	$490	$819

NOTE 4:-     FAIR VALUE MEASUREMENTS

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to $ 0 liability and a $ 17 liability as of December 31, 2014 and 2013, respectively.

NOTE 5:-      INVENTORIES

	December 31,
	2014	2013

Raw materials	$100	$167
Finished goods	2,743	3,551

	$2,843	$3,718

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-      PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:

Computers and software	$815	$740
Office furniture and equipment	646	689
Leasehold improvements and real estate (1)	322	297
Motor Vehicles	340	397

	2,123	2,123

Computers and software	753	705
Office furniture and equipment	387	352
Leasehold improvements and real estate (1)	223	187
Motor Vehicles Depreciated cost	204	190

	1,567	1,434

Depreciated cost	$556	$689

Depreciation expenses amounted to $163, $171 and $180 for the years ended December 31, 2014, 2013 and 2012, respectively.

(1)	On May 6, 2013 the Company sold real estate it owned and leased it back for a five year period and an option to extend the lease period by an additional 5 years. The consideration amounted to $ 337. The Capital gain generated from the sale in the amount of $ 143 was capitalized and is recognized for the duration of the lease agreement.

NOTE 7:-      OTHER INTANGIBLE ASSETS, NET

	December 31, 2014	December 31, 2013	Weighted average amortization period

Cost:
Brand name	$670	$670	4.1
Customer list	2,450	2,450	2.5

	3,120	3,120
Accumulated amortization:
Brand name	600	539
Customer list	2,450	2,405

	3,050	2,944

Amortized cost	$70	$176

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-      OTHER INTANGIBLE ASSETS, NET (Cont.)

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $106, $181 and $183 for the years ended December 31, 2014, 2013 and 2012, respectively. The remaining unamortized cost as of December 31, 2014 will be fully amortized in the year ended December 31, 2015.

NOTE 8:-      SHORT-TERM LOANS AND CURRENT MATURITIES

		Weighted interest rate as of December 31, 2014	December 31,
Short term loans	Loan currency	%	2014	2013

	NIS	5.18	$2,096	$1,226
	USD	5.01	2,201	4,200

			4,297	5,426
Current maturities	NIS	5.1	570	926

			$4,867	$6,352

Short term loans extended by Bank Leumi amounted to $4,185 as of December 31, 2014. The repayment of the Company's bank loans to Bank Leumi is secured by a first priority floating charge on all of the Company's assets, and by a first priority fixed charge on all of the Company's issued and unpaid share capital, its goodwill and its shares of its Israeli subsidiaries. The loan terms restrict substantial asset sales, cash dividends, and certain inter-company and shareholders payments. In addition, the Company and its Israeli subsidiaries entered into a series of inter-company guarantees in favor of the bank. There were no Bank Leumi covenants related to the short term loans applicable for the fiscal years 2014 and 2013.

NOTE 9:-      ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2013

Government authorities	$12	$149
Professional services	98	100
Tax accruals	77	77
Other	49	80

	$236	$406

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-    LONG-TERM LOANS, NET OF CURRENT MATURITIES

a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2014	December 31,
Loan currency	%	2014	2013

NIS	5.1	$760	$2,072

Less - current maturities		570	926

		$190	$1,146

Bank HaPoalim loan amounted to $ 419 and $ 1,202 as of December 31, 2014 and 2013, respectively.

The repayment of the Company's loan to Bank HaPoalim is not secured, except by long-term bank deposits in the amount of $ 259. Bank HaPoalim loan does not include any financial covenants provision.

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems Ltd. As part of this acquisition, the Company and BOS Dimex owe to Dimex Systems Ltd. an amount of $338 as of December 31, 2014. The loan carries a nominal interest rate of 4% and with principle and required interest payments to be made through December 2015.

b.	The Company loans mature in the following years subsequent to the balance sheet dates:

2015 (Current maturities)	$570
2016	190

$760

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received during the years 2013 and 2014.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2014, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,700, with respect to the grants. During 2013 and 2014, the developed software for which the grant was received is no longer being sold, accordingly no royalty expenses were recorded during the respective years.

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2018. Minimum future rental payments are:

2015	134
2016	62
2017	27
2018	15
238

The Company's motor vehicles are leased under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2016.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in 2014, 2013 and 2012 amounted to $ 354, $ 405 and $ 420, respectively.

3.	Litigation:

The Company is not a party to any legal proceedings.

NOTE 12:-    SHAREHOLDERS' EQUITY

a.	Share issuance:

1.	During year ended December 31, 2013 the Company issued:

i.	20,932 Ordinary shares to Cukierman & Co, in consideration for non-exclusive investment-banking services and business development services to the Company (see note 16a);
ii.	7,787 Ordinary shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see note 16b); and
iii.	9,868 Ordinary shares and 1,219 shares to THCAP pursuant to a service agreement (see note 16c) and as a directors fee, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

During year ended December 31, 2014 the Company issued:

i.	17,747 Ordinary shares to Cukierman & Co, in consideration for non-exclusive investment-banking services and business development services to the Company (see note 16a);
ii.	17,079 Ordinary shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see note 16b);
iii.	6,004 Ordinary shares and 2,405 shares to THCAP pursuant to a service agreement (see note 16c) and as a directors fee, respectively; and
iv.	2,652 Ordinary shares to other board members as a director’s fee.

2.	On June 18, 2013 and February 3, 2014, the Company entered into a Standby Equity Distribution Agreement ("SEDA"), with YA Global Master SPV Ltd. (“YA”) for the sale of up to $600 and $2,000, respectively, of its Ordinary shares to YA. The Company may effect the sale, at its sole discretion, during a two-year period for the 2013 SEDA and three year period for the 2014 SEDA beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale the Company Ordinary shares by YA.

For each Ordinary share purchased under the SEDA, YA will pay 95% of the lowest daily VWAP (as defined below) of the Ordinary shares during the five consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Once presented with an advance notice, YA Global is required to purchase the number of shares specified in the advance notice. Each such notice may be for an amount of Ordinary shares not to exceed the greater of (1) $25 and (2) the average of the Daily Value Traded for the five trading days prior to the advance notice, where Daily Value Traded is the product obtained by multiplying the daily trading volume for such day by the VWAP for such day. Notwithstanding the forgoing, the notice shall not exceed $150 for the 2013 SEDA and $500 for the 2014 SEDA. "VWAP" is defined as of any date, to be such date’s daily dollar volume-weighted average price of the ordinary shares as reported by Bloomberg, LP.

In connection with the 2013 SEDA, the Company issued YA a commitment fee 7,500 Ordinary shares. The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

During years 2014 and 2013, the Company issued to YA 63,948 and 43,834, Ordinary shares, respectively for a total of $600.

In connection with the 2014 SEDA, the Company issued to YA as a commitment fee 13,711 Ordinary shares. The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the Company has paid to YA Global all amounts then due.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

During year 2014, the Company issued to YA 290,254 Ordinary shares for a total of $958 net of $42 issuance expenses.

3.	On February 3, 2014, the Company entered into a Note Purchase Agreement with YA under which YA provided the Company with a one year bridge loan in the amount of $500. The bridge loan is repayable in nine equal monthly installments commencing three months after the receipt of the loan. The Company paid commitment fee by issuance to YA 2,500 Ordinary shares.

4.	On November 27, 2014, the Company entered into a Share Purchase Agreement, for the sale to Novel Infrastructure, Ltd. (“Novel”) of 128,147 shares for $500. The issuance costs related to this transaction were $33.

b.	Warrants to shareholders

The Company's outstanding warrants to shareholders as of December 31, 2014 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
161,000	7.43	2.56

In April 2013, the Company requested warrant holders who hold 140,887 warrants to defer registration of the shares underlying the warrants issued to them, in order to enable the Company to register shares in connection with its Standby Equity Distribution Agreement with YA.

In connection with such deferral, the warrants’ exercise period was extended by an additional one year.  The warrant holders have agreed to this arrangement, and it was approved by the Company’s Audit Committee and Board of Directors. In January 2014, the Company requested warrant holders who hold 161,000 warrants to defer registration of the shares underlying the warrants issued to them in order to enable the Company to register shares in connection with its Standby Equity Distribution Agreement with YA. In connection with such deferral, the warrants’ exercise period was extended by an additional two years (to July 2017) and the exercise price shall be reduced from $11 to $7.43.  The warrant holders have agreed to this arrangement, and it was approved by the Company’s Audit Committee and Board of Directors. The extension of warrants held by Telegraph Hill Capital, an affiliate of a member of the Company’s Board of Directors, was approved also at the Company's shareholders meeting.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

c.	Stock option plans:

In December 2012, the Company's shareholders approved a 10-year extension to the 2003 Israeli Stock Option Plan ("the Plan"), until May 31 2023. Under the Plan, 275,000 Ordinary shares were reserved for purchase by the employees and directors of the Company and its subsidiaries. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2014 an aggregate of 80,005 options are available for future grants under the Plan. Each option granted under the Plan expires between 2-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company's employee and director stock option activity and related information for the year ended December 31, 2014, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	144,726	$14.80	3.80	$378
Changes during the year:
Granted	16,125
Exercised	-
Cancelled	(24,595)

Outstanding at December 31, 2014	136,256	$9.62	3.53	$-

Vested and expected to vest	58,982	$16.64	3.01	$-
Exercisable at December 31, 2014	136,256	$9.62	3.53	$-

During 2014, 2013 and 2012, the Company recognized stock-based compensation expense related to employee and director stock options as follows:

	Year ended December 31,
	2014	2013	2012

General and administrative	100	23	23

Total stock-based compensation expense	$100	$23	$23

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2014 and 2013 was $ 5.32 and $4.18, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2014 was $4.26. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014.

Total intrinsic value of options exercised for the years ended December 31, 2013 was $ 91. No options were exercised during the year ended December 31, 2014. As of December 31, 2014 and 2013, there were a total of $ 182 and $231, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's Plan. That cost is expected to be recognized through 2017.

During 2013 a sum of $ 86 was received from the exercise of options. No cash was received from exercise of options in the year ended December 31, 2014.

Options granted to employees and directors that are outstanding as of December 31, 2014 broken into ranges of exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2014	life (years)	2014	(years)

3.23	375	2.14	250	2.14
3.40	375	1.97	375	1.97
3.80	6,987	1.97	5,590	1.97
3.88	375	4.88	-	-
3.88	90,000	3.85	29,998	3.85
4.02	5,000	4.55	-	-
6.67	10,000	4.28	-	-
6.67	375	4.28	-	-
8.00	5,749	1.25	5,749	1.25
33.60	3,750	3.24	3,750	3.24
50.40	13,170	2.31	13,170	2.31
60.00	100	1.24	100	1.24

Grand Total	136,256	3.53	58,982	3.01

d.	Warrants issued to service providers and debt providers:

The Company accounts for warrants issued to service providers and debt providers in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees". The fair value for these warrants was estimated at the date of grant using the Black-Scholes option pricing model. All warrants were fully vested as of December 31, 2014. There was no expense related to these warrants in 2014.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

In December 2012, the company granted 3,600 warrants to purchase Ordinary shares to THCAP. The warrants exercise price is $2.39 and will be exercisable for 3 years starting December 13, 2012. No warrants were granted in 2013 and 2014 to service and debt providers.

The Company's outstanding warrants to service and debt holders as of December 31, 2014 are as follows:

Exercise price	Warrants* outstanding	Weighted average remaining Contractual life (years)
$14.65	22,274	0.42

*	All warrants are exercisable as of December 31, 2014

NOTE 13:-     TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate was 25% in 2012 and 2013. The tax rate for years 2014 and onward will be 26.5%

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2014, in the amount of approximately $ 32,947. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,597.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-     TAXES ON INCOME (Cont.)

	December 31,
	2014	2013
Assets in respect of:

Net operating loss carry forward (1)	$8,731	$8,272
Allowances and provisions	115	112
Intangible assets, net	129	227

	8,975	8,611

Valuation allowance (2)	(8,975)	(8,611)

Net deferred tax Liability	$-	$-

(1)	See Note 13b.

(2)	In 2014 and 2013, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2014 amounts to an increase of $364.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2014	2013	2012

Current	$108	$13	$(187)
Prior years	-	-	-

	$108	$13	$(187)

Domestic	101	7	(195)
Foreign	7	6	8

	$108	$13	$(187)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-    TAXES ON INCOME (Cont.)

e.	Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2013	2012

Domestic	$(405)	$(41)	$(766)
Foreign	80	54	30

	$(325)	$13	$(736)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS Odem and BOS Dimex have final assessments through 2010. BOS has final assessments through 2008.

Tax assessments for Ruby-Tech Inc., a U.S. subsidiary, through 2009 have all been assessed as final.

h.	In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's consolidated statements of operations.

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS Dimex and BOS Odem may be subject to auditing by the Israel tax authorities for fiscal years 2010 and thereafter. BOS may be subject to auditing by the Israel tax authorities for fiscal years 2008 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2010 and thereafter.

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

As of December 31, 2013 and 2014, the total balance of uncertain tax positions is $31.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-    SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2014	2013	2012
Financial income:
Interest on bank deposits	$1	$2	$5
foreign currency transaction	70	16	-

	71	18	5
Financial expenses:
In respect of bank loans, bank fees, convertible note and	(454)	(506)	(651)
Liability related to Dimex acquisition	(31)	(36)	(30)
Change in fair value of forward contracts	(30)	(25)	(34)
Other (mainly foreign currency transaction losses)	-	-	(71)

	(515)	(567)	(786)

	$(444)	$(549)	$(781)

The following table sets forth the computation of basic and diluted net loss per share:

b.	Net earnings (loss) per share:

		Year ended December 31,
		2014	2013	2012
1.	Numerator:
	Income (loss)	$(433)	$-	$(549)

	Net loss available to Ordinary shareholders	$(433)	$-	$(549)

2.	Denominator (in thousands):

	Basic and diluted weighted average Ordinary shares outstanding (in thousands)	1,449	1,172	1,118
	Basic and diluted loss per share	$(0.30)	$-	$(0.49)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-   SEGMENTS AND GEOGRAPHICAL INFORMATION

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

a.	Revenues, gross profit and assets for the operating segments for the years 2014, 2013 and 2012 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Not Allocated/ Intercompany	Consolidated

2014

Revenues	$11,328	$16,317	$(44)	$27,601
Gross profit	$2,868	$2,177	$-	$5,045
Assets related to segment	$9,596	$6,665	$-	$16,261

2013

Revenues	$10,451	$15,496	$(44)	$25,903
Gross profit	$2,882	$2,149	$-	$5,031
Assets related to segment	$10,476	$8,711	$-	$19,187

2012

Revenues	$8,894	$15,915	$(306)	$24,503
Gross profit	$2,345	$2,723	$-	$5,068
Assets related to segment	$8,558	$9,491	$-	$18,049

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-     SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2014, 2013 and 2012 based on the location of customers:

	Year ended December 31,
	2014		2013		2012
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *)	revenues	assets *)	revenues	assets *)

America	$515	$-	$529	$-	$493	$-
Far East	3,296	-	3,130	-	1,985	-
Europe	1,624	-	1,896	-	1,178	-
Israel	22,141	556	20,334	689	20,806	963
Others	25	-	14	-	41	-

	$27,601	$556	$25,903	$689	$24,503	$963

*)	Long-lived assets are comprised of property, plant and equipment (intangible assets and goodwill are not included).

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2014	2013	2012

Customer A (Supply Chain Segment)	13%	13%	15%

NOTE 16:-     RELATED PARTIES

a.	Service Agreement with Cukierman & Co.:

The Company's Audit Committee and Board of Directors approved an engagement with Cukierman & Co., to provide non-exclusive investment-banking services and business development services to the Company ("the Service Agreement"), effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. From June 26, 2003 until January 8 2015, Mr. Cukierman served as Chairman of the Company's Board. He is also a co-manager of the Catalyst Fund, a shareholder of Company. For its services, Cukierman & Co. was paid a monthly sum of $ 10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. The Service Agreement provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

Pursuant to an amendment to the Service Agreement, as of July 1, 2012, the monthly payment was reduced to approximately $6.4 plus VAT.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-    RELATED PARTIES (Cont.)

In addition, the payment will be made once a year at the end of each calendar year by way of issuance of the Company's Ordinary shares and not in cash, using a price per share as stipulated in the revised Service Agreement.

On July 15, 2013 an additional amendment to the Service Agreement was signed by which all payments to Cukierman & Co. will be made on a quarterly basis.

During the year 2014 the company issued 17,747 Ordinary shares to Cukierman & Co as per the revised Service Agreement.

Expenses the Company recorded according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2014	2013	2012

Retainer fee	$76	$76	$98

Total	$76	$76	$98

b.	Active Chairman Agreement with Edouard Cukierman:

In March 2011, the Company's Audit Committee and Board of Directors approved an Active Chairman Agreement with Mr. Cukierman for services during the years 2011 through 2014. The agreement was approved by the Company's shareholders on December 20, 2011. Pursuant to this agreement Mr. Cukierman was to be granted options to purchase 22,360 Ordinary shares, and was to be paid a monthly cash payment of $ 5 plus VAT at the prevailing rate.

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

NOTE 16:-     RELATED PARTIES (Cont.)

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

On December 31, 2014 and December 31, 2013 the Company issued to Edouard Cukierman 17,079 and 7,787 Ordinary shares, respectively, pursuant to the revised Agreement.

Expenses incurred in accordance with the Active Chairman Agreement with Edouard Cukierman are as follows:

	Year ended December 31,
	2014	2013	2012

Chairman fees	$60	$60	$60
Stock option compensation expenses	10	10	10

Total	$70	$70	$70

c.	Agreements with THCAP:

In November 2009, the Company entered into an amendment to the Advisory Agreement with THCAP, pursuant to which THCAP shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THCAP. Mr. Luis Gutierrez Roy, managing partner of THCAP, is a member of the Company's Board of Directors.

On December 13, 2012, the Company's shareholders approved an additional grant of 3,600 warrants to THCAP. The warrants were issued at an exercise price of $ 2.39, and are exercisable for 3 years from the date of grant.

On December 13, 2012 the Company's shareholders approved an additional amendment to the Advisory Agreement with THCAP, pursuant to which, THCAP will be paid a monthly retainer for business development services in the amount of $3.7 per month to be paid in the Company's Ordinary shares once a year, using a price per share as stipulated in the revised Agreement. In addition, the Company's shareholders approved that those payments to THCAP on behalf of Mr. Gutierrez Roy's services as a Director be made in the Company's Ordinary shares, on a quarterly basis.

On August 21, 2014 the Company's Board of Directors terminated the Advisory Agreement with THCAP.

On December 31, 2014 and December 31, 2013, the Company issued to THCAP 6,004 and 9,868 Ordinary shares, respectively, for the retainer for business development services. On December 31, 2014 and December 31, 2013, the Company issued to THCAP 2,405 and 1,219 Ordinary shares, respectively, as director fees.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-    RELATED PARTIES (Cont.)

Expenses incurred according to the agreements with THCAP are as follows:

	Year ended December 31,
	2014	2013	2012

Retainer fees	$28	$44	$2
Directors fee	8	7	11
Stock warrants compensation expenses	-	-	6

Total	$36	$51	$19

NOTE 17:-     SUBSEQUENT EVENTS

a.	In the Company's Special General Meeting of shareholders held on January 8, 2015, the following resolutions were adopted:

1.	To approve an increase of 1,500,000 Ordinary shares in the Company's authorized share capital and to effect corresponding amendments to the Company’s Articles of Association and to the Company’s Memorandum of Association, following which the Company's authorized share capital shall be NIS 320,000,000, divided into 4,000,000 Ordinary Shares, nominal value NIS 80.00 per share.
2.	To re-elect Mr. Avidan Zelicovsky and Ms. Odelia Levanon to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.
3.	To re-elect Mr. David Golan as an External Director, to hold office for three years.
4.	To re-elect Ms. Orit Nir Schwartz as an External Director, to hold office for three years.
5.	To terminate the office of Mr. Edouard Cukierman as a member of the Company's Board of Directors.
6.	To terminate the office of Mr. Ronen Zavlik as a member of the Company's Board of Directors.
7.	To ratify and approve compensation to the Company’s External Directors.
8.	To ratify and approve compensation to the Company’s Directors (excluding External Directors).

b.	On February 17, 2015, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA for issuance of Ordinary shares in an amount up to $1,300. The Company may draw on the SEDA at its sole discretion during a period beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale the Company ordinary shares by YA, and ending upon the earlier of: (i) the lapse of 40 months from the date of the Agreement and (ii) the date on which the YA purchased shares under the SEDA in the aggregate amount of $1,300.

For each ordinary share purchased under the SEDA, YA Global will pay 93% of the lowest daily VWAP (as defined below) of the ordinary shares during the five consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the ordinary shares at the time of delivery of the advance notice). Once presented with an advance notice, YA is required to purchase the number of shares specified in the advance notice. Each such notice may be for an amount of ordinary shares not to exceed $500. "VWAP" is defined, as of any date, to be such date’s daily dollar volume-weighted average price of the ordinary shares, as reported by Bloomberg, LP.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-    SUBSEQUENT EVENTS (Cont.)

The Company paid to YA a commitment fee by issuance to YA 28,930 ordinary shares.

The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

c.	On February 26, 2015 the Company provided Cukierman & Co. with a notice of termination of the Service Agreement.

- - - - - - - - - - -

