Form 20-F
period 2015-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2016-04-21
CIK 1005516

As filed with the Securities and Exchange Commission on April 21, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive offices)

Eyal Cohen, 972-3-9542070, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 7535825, Israel

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

2,192,268 Ordinary Shares, nominal value NIS 80.00 per share, as of December 31, 2015 and 2,382,404 Ordinary Shares, nominal value NIS 80.00 per share, as of March 31, 2016.

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

Yes ☐   No ☒

This report on Form 20-F is being incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; our technological advancement; our compliance with regulatory requirements; our ability to operate due to political, economic and security conditions; Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

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

3A.       Selected Consolidated Financial Data

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2012 and 2011, and the consolidated balance sheet data as of December 31, 2013 and 2012 and 2011, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

Statement of Operations Data: (in U.S. thousands of dollars with the exception of per share data)

Year ended December 31,	2011	2012	2013	2014	2015

Revenues	33,434	24,503	25,903	27,601	25,599
Cost of revenues	26,924	19,435	20,872	22,556	20,462
Gross profit	6,510	5,068	5,031	5,045	5,137
Operating expenses:
Research and development, net	403	125	-	-	-
Sales and marketing	4,273	3,058	2,924	3,043	2,768
General and administrative	2,252	1,693	1,523	1,882	1,681
Impairment of goodwill and other intangible assets	555	-	-	-	-
Total operating expenses	7,483	4,876	4,447	4,925	4,449
Operating income (loss)	(973)	192	584	120	688
Financial expense, net	(2,241)	(781)	(549)	(444)	(376)
Other expenses, net	(172)	(147)	(22)	(1)	-

Income (loss) before taxes on income	(3,386)	(736)	13	(325)	312
Taxes on income (tax benefit)	(172)	(187)	13	108	(22)
Net income (loss)	(3,214)	(549)	-	(433)	334

Basic and diluted net income (loss) per share	$(4.56)	$(0.49)	$-	$(0.30)	$0.17
Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	705	1,118	1,172	1,449	1,970

Consolidated Balance Sheet Data:	2011	2012	2013	2014	2015

Cash and Cash Equivalents	411	354	1,005	1,522	1,419

Working Capital (*)	(349)	(739)	(500)	634	5,246

Total Assets	20,069	18,049	19,187	16,261	16,825
Short-term banks loan and current maturities of long-term bank loans	7,496	6,383	5,924	4,867	400
Long-term liabilities	2,440	2,017	1,305	383	3,458
Shareholders’ equity	3,598	3,156	3,703	5,297	6,505
(*)Working capital comprises of:
Current assets	13,682	12,137	13,679	11,215	11,913
Less: current liabilities	14,031	12,876	14,179	10,581	6,667
	(349)	(739)	(500)	634	5,246

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

As of December 31, 2015, we had $3.86 million in long-term debt (including current maturities of $400,000) and no short term bank loans.

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

As of December 31, 2015, we had an accumulated deficit of $71 million. We ended year 2015 with a net income of $334,000, year 2014 with a loss of $433,000 and year 2013 at breakeven. We had net losses in each of the fiscal years 2010-2012. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

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

We depend on one bank for our credit facilities.

We rely on Bank Leumi le-Israel Ltd. (“Bank Leumi”) to provide all of the credit facilities to our subsidiaries. As of December 31, 2015, we had $3.86 million drawn under a Bank Leumi long term debt.

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These limitations may force us to pursue less than optimal business strategies or forgo business arrangements, which could have been financially advantageous to our shareholders and us. Our debt obligations also contain various covenants, which require that we maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. Our failure to comply with the restrictions and covenants contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources”).

Risks related to our business:

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel. In addition, there is significant competition for employees with technical, operational and sales expertise in our industry.

In order to succeed we would need to be able to:

●	retain the executive officers and key personnel who have been involved in the development of our two operating divisions and
●	attract and retain highly skilled personnel in various functions of our business.

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

Our growth increases the complexity of our operations, places significant demands on our management and our operational, financial and marketing resources and involves a number of challenges, including:

●	retaining and motivating key personnel of the acquired businesses;
●	assimilating different corporate cultures;
●	preserving the business relationships with existing key customers and suppliers;
●	maintaining uniform standards, controls, procedures and policies;
●	introducing joint products, solutions and service offerings; and
●	have sufficient working capital to finance the growth.

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

We may not be successful in achieving the potential benefits of the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd.

In January 2016, the Company consummated the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. This acquisition is subject to a variety of risks that could seriously harm our business, financial condition, results of operations, and share price. These risks include, among others:

●	incurrence of unexpected expenses associated with acquisition and the integration of the acquired business into our Company;
●	difficulties in the assimilation and integration of the acquired operations, personnel, technologies, products, and information systems;
●	diversion of management’s attention from other business concerns;
●	contractual disputes;
●	potential loss of key employees;
●	incompatible business cultures;
●	difficulties in implementing and maintaining uniform standards, controls and policies;
●	the impairment of relationships with employees and customers as a result of integration of new personnel; and
●	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

We may expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

We have recently completed the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. We may expand our services through additional acquisitions. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. There can be no assurance that we will be able to successfully integrate and manage future acquisitions, if they occur.

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

Our customers’ debt is derived from sales to customers located primarily in Israel, the Far East and Europe. We do not generally require collateral; however a significant portion of our debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. or through letters of credit.

The balance of allowance for bad debt as of December 31, 2015 amounted to $106,000 which was determined by our management to be sufficient. In face of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

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

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 33% of our Supply Chain Solutions division purchases in the year 2015 were sourced from five key suppliers and 47% of our RFID and Mobile Solutions division purchases in the year 2015 were sourced from five other key suppliers (including a software supplier). In the year 2014, 33% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 48% of our RFID and Mobile Solutions purchases were sourced from six other key suppliers.

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

If revenue levels for any quarter fall significantly below our expectations, our results of operations will be adversely affected.

Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses levels are relatively fixed, or require some time for adjustment. As a result, revenue levels significantly below our expectations will adversely affect our results of operations.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2015 and 2014, the NIS depreciated by approximately 0.3% and 12%, against the U.S. dollar, respectively and in 2013 the NIS appreciated by approximately 7.0% against the U.S. dollar. In years 2015 and 2014, the annual deflation was 1% and 0.2%, respectively. In 2013 the annual inflation rate in Israel was approximately 1.82%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2015 and 2014 and increased in 2013. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

We have sold and intend to continue to sell products in overseas markets, including in Europe and the Far East. A number of risks are inherent in engaging in international transactions, including:

●	possible problems in collecting receivables;
●	imposition of governmental controls, or export license requirements;
●	political and economic instability in foreign companies;
●	foreign currency exchange rate risk;
●	trade restrictions or changes in tariffs being imposed; and
●	laws and legal issues concerning foreign countries.

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

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, indemnification by the Company of directors and senior officers for: (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by them pursuant to an investigation or a proceeding commenced against them by a competent authority if it was terminated without an indictment and without having a monetary charge imposed on them in exchange for a criminal procedure (as such terms are defined in the Israeli Companies Law 1999 – 5759 (the “Israeli Companies Law”)), or that was terminated without an indictment but with a monetary charge imposed on them in exchange for a criminal procedure in a crime that does not require proof of criminal intent, or in connection with a financial sanction, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (c) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in its capacity as a director or officer of the Company, (d) expenses, including reasonable litigation expenses and legal fees, incurred by such a director or officer as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law 5728 – 1968 (the “Israeli Securities Law”) or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law. Payment pursuant to such indemnification may materially adversely affect our financial condition.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.1 million at December 31, 2015. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

The sale of our Ordinary Shares to YA Global Master SPV Ltd., or YA Global, pursuant to the Standby Equity Distribution Agreements, or the SEDAs, (see “Item 5B – Liquidity and Capital Resources”) will have a dilutive impact on our shareholders. The closing market price of our Ordinary Shares as of March 31, 2016 was $2.03. Assuming this is the price per share used as a basis for the calculations for all draw downs under the SEDAs, we would be able to sell 688,596 Ordinary Shares to YA Global, and receive net proceeds of approximately $1,300,000 after such shares are registered in accordance with the applicable SEC requirements .. Such amount of shares would comprise 25% of our issued and outstanding share capital (pre sale), which would dilute our current shareholders.

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

If our employees commit fraud or engage in other misconduct, including noncompliance with regulatory standards and requirements and insider trading, our business may experience material adverse consequences.

During the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. Despite the adoption of an Insider Trading Policy, we may not be able to prevent a director, executive or employee from trading in our ordinary shares on the basis of, or while having access to such information.

In addition, while we have designed and operate an internal control system, we cannot provide absolute assurance that instances of fraud, if any, shall be prevented or detected.

If a director, an executive or an employee was to be investigated, or an action was to be brought against him/her for insider trading or fraud, it could have a negative impact on our reputation and our share price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our operations.

Risks related to our Ordinary Shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2015 through March 31, 2016, the daily closing price of our Ordinary Shares in NASDAQ has ranged from $1.64 to $3.47 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

●	variations between actual results and projections;
●	the limited trading volume in our stock;
●	changes in our bank debts; and
●	Nasdaq Capital Market Listing Standards non-compliance notices.

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

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities. As a result, political, economic and military conditions affecting Israel directly influence us.

Since its establishment in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. Any armed conflicts, terrorist activities, political instability or hostilities in the region or that involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital. In addition, Israel faces threats from more distant neighbors, in particular, Iran that has threatened to attack Israel. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Syria (ISIS), a violent jihadist group, is involved in hostilities in Iraq and Syria and its stated purpose is to take control of the Middle East, including Israel.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our operations.

To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, several countries and companies restrict business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We are a foreign private issuer as such term is defined under U.S. federal securities laws. As a foreign private issuer, we have elected to follow certain home country corporate governance practices instead of certain requirements of the Marketplace Rules of The Nasdaq Capital Market, or the Nasdaq Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors (“Board of Directors”), compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16G – Corporate Governance.”

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

As a public company in the United States, the Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the NASDAQ Stock Market may also impose various additional requirements on public companies. As a result, we incur significant accounting, legal and other expenses as a result of listing our Ordinary Shares on the Nasdaq Capital Market.  These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002. Any future changes in the laws and regulations affecting public companies in the United States and Israel, will result in increased costs to us as we respond to such changes.  These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

Item 4:  Information on the Company

4A.      History and Development of the Company

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices, shipping and service operations are located in Israel. Our address in Israel is 20 Freiman Street, Rishon LeZion, 7535825, Israel.

Our address in the United States is B.O.S Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our subsidiaries’ websites are: Odem - www.odem.co.il; and Dimex – www.dimex.co.il. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two divisions:

●	Supply Chain Solutions – conducted through our wholly owned subsidiary, Odem. Our Supply Chain Solutions business offers mainly electro mechanical components to customers in the defense high technology industry and supply chain services for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

●	RFID and Mobile Solutions – conducted through our wholly owned subsidiary, Dimex. Our RFID and Mobile Solutions offerings form a comprehensive turn-key solution for Automatic Identification and Data Collection (AIDC), combining mobile infrastructure and a software application of manufacturers that we represent. In addition, following the acquisition in January 2016 by Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

In March 2008, Dimex purchased the assets and activities of Dimex Systems, which was an integrator of AIDC solutions based on RFID and barcode technology. The consideration was NIS 44.6 million (approximately $12.4 million). The consideration was comprised of cash, payable over a 24-month period and of 25,011 BOS shares (equal to approximately 4.4% of the then outstanding shares of BOS).

In the years 2009 through 2012, the Company entered into several amendments to the purchase agreement for the purchase of the assets and activities of Dimex Systems, or the Dimex Systems Asset Purchase Agreement. The amendments revised the payment schedule of the consideration payable to Dimex Systems. The debt was paid in full as of December 31, 2015.

For further details regarding the Dimex Systems Asset Purchase Agreement, see “Item 5B. Liquidity and Capital Resources” and Note 10 to our Consolidated Financial Statements attached to this annual report.

In January 2016, Dimex consummated the acquisition of the business operations of iDnext and its subsidiary Next-Line, in consideration for cash and BOS ordinary shares. The consideration included an initial payment of NIS 1.6 million (approximately $411,000) paid in cash and NIS 1.3 million (approximately $334,000) paid by the issuance of 162,734 BOS ordinary shares (representing approximately 7% of BOS outstanding shares). Dimex has committed to make additional payments based on the annual operational profit of the acquired business in the calendar years 2016 and 2017.

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

On November 23, 2010, the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary BOS Supply Chain Solutions (Summit) Inc. (“Summit”), filed with the US Bankruptcy Court a Chapter 7 petition. In March 2011, the Lynk case was closed. In April 2014, the Summit case was closed.

4B.       Business Overview

BOS’ vision is to be a provider of turnkey AIDC mobility solutions and a global distributor of electronic components for the civil aircraft industry, defense industry and high technology equipment manufacturers.

The Company’s RFID and mobile products and services assist customers in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes and improving asset tracking.

BOS manages its business in two reportable divisions: RFID and Mobile Solutions (through its subsidiary Dimex), and Supply Chain Solutions (through its subsidiary Odem).

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers, government and livestock markets. Our Supply Chain Solutions customers include, among others, Bombardier, Rangsons, Centum, Refael, Elbit Systems and Israeli Aircraft Industry and it has begun expansion to international markets (e.g., India, and China). Our RFID and Mobile Solutions customers include, among others, Shufersal, Fox, Zoglovek and Teva.

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

Our RFID and Mobile Solutions division purchases AIDC equipment based on RFID and barcode technology of leading global manufacturers. Among the manufacturers are Zebra Technologies Corp., M3 Mobile, DLog GmbH, Honeywell, Microscan Systems Inc., Tadbik TAT and HID Global.

Specifically, our RFID and Mobile Solutions division offers the following products and services:

●	Hardware, including:

○	Thermal and barcode printers

○	RFID and barcode scanners and readers

○	Wireless, mobile and forklift terminals

○	Wireless infrastructure

○	Active and passive RFID tags (HF & UHF)

○	Consumables (ribbons, labels, tags)

●	Software Applications:

BOS has provided a set of software solutions for vertical segments:

○	BOS LIVESTOCK is a software application that enables livestock operations to manage, track, support and plan all day-to- day tasks.

○	BOS CarID is a turnkey solution to identify and track vehicles for a variety of transportation-related settings, such as auto vehicle testing centers, public and company parking lots, industrial factories, and automobile dealers, importers, or distributors. By using RFID tags on the vehicles, BOS CarID enables companies, government transportation agencies, and law enforcement officials in the transportation field to effectively manage, track, support and plan all day-to-day vehicle-related activities.

○	BOS Warehouse Management System is an optimized data collection solution for logistics management in stores and warehouses. The solution may be based on RFID tags or bar codes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse/logistics operations. BOS Stock enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and gives them the ability to locate inventory in the stockroom. BOS Stock provides inventory managers with a direct communication link to the sales floor, and assists in minimizing inventory loss or theft. BOS Stock also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock, and provide the customer with up-to-date product information.

○	BOS Mfgr. is a production line tracking solution whereby manufacturing companies can track the progress and status of items on a production line. The solution may be based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With BOS Mfgr., items entering the manufacturing plant are labeled with RFID tags or bar codes, and fixed readers that are located along the production line, record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

In August 2012, the Company entered into a cooperation agreement with an independent software development company for the maintenance, development and support of its software solutions. The selling and marketing of the software solutions continue to be performed by our RFID and Mobile Solutions division. In 2015, 36% of our revenues were attributed to sales generated from our RFID and Mobile Solutions division.

●	Services:

BOS' RFID and Mobile Solutions division provides also complementary services such as:

○	Integration services for the AIDC solution with customer's Enterprise Resource Planning systems. These services include site surveys, business requirements analyses, system design and configuration, implementation, testing, deployment and customer' workforce training.

○	Service lab that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans.

○	In addition, following the acquisition in January 2016 by Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

Supply Chain Solutions

Our Supply Chain Solutions division provides electronic components, telecommunications equipment, and components consolidation services to the aerospace, defense, medical and telecommunications industries and enterprise customers worldwide.

These services include:

●	Representation of global manufacturers and distribution of their electronics components and communications products (see below);

●	For aerospace customers:

○	Consolidation services – offering customers with one contact point for a wide range of electromechanical components of various manufacturers;

○	Kitting services - Performing inventory and quality control management of components entering production lines;

○	Inventory management for ongoing projects, including all warehouse functions such as storage and operations.

Our Supply Chain Solutions division represents and a formal distributor with engineering design in sale on a non-exclusive basis, among others, International Rectifier Inc., Sensata Technologies Inc., Integrated Power Designs, Inc., Positronic Global Connector Solutions, Netpower, Switchcraft Inc., First Sensor A.G., Fema Electronics Corporation, SGC Technologies Inc. and Civue Optotech Inc.

In 2015, 64% of our revenues were attributed to sales of the Supply Chain Solutions division.

Marketing, Distribution and Sales

RFID and Mobile Solutions

We market our RFID and Mobile Solutions primarily to medium and large sized corporations through a combination of direct sales and sales agents.

Supply Chain Solutions

We market our Supply Chain Solutions directly to customers or through distributors. Our sales force is comprised of direct sales teams and sales agents.

Seasonality

Our sales are not subject to seasonality. The following tables set forth our revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas

	2015	%	2014	%	2013	%
Israel	$19,044	74	$22,166	80	$20,348	79
Far East	$4,530	18	$3,296	12	$3,130	12
Europe	$1,170	5	$1,624	6	$1,896	7
America	$855	3	$515	2	$529	2
Total Revenues	$25,599	100	$27,601	100	$25,903	100

Sales by quarters

	2015	%	2014	%	2013	%
Q1	$5,827	23	$7,241	26	$5,930	23
Q2	$6,101	24	$6,891	25	$6,655	26
Q3	$6,295	25	$6,791	25	$6,262	24
Q4	$7,376	28	$6,678	24	$7,056	27
Total Revenues	$25,599	100	$27,601	100	$25,903	100

Sales by divisions

	2015	%	2014	%	2013	%
RFID and Mobile Solutions	$9,270	36	$11,328	41	$10,451	40
Supply Chain Solutions	$16,336	64	$16,317	59	$15,496	60
Intercompany	$(7)	-	$(44)	-	$(44)	-
Total Revenues	$25,599	100	$27,601	100	$25,903	100

Competition

RFID and Mobile Solutions

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, Enterprise Resource Planning systems, computer networks and host computers. As the market grows, so does the number of competitors. Few of the competitors in Israel have greater financial, marketing and technological resources than BOS.

In Israel, our main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., LogiTag Systems Ltd., Globe Tag Ltd. Galbital RFID Solutions Ltd, Infosystem and Isics.

Supply Chain Solutions

We hold several representation agreements with major manufacturers. Our representation agreements are not on an exclusive basis.

Our Israeli competitors in distribution to the electronic industry include the publicly traded Telsys Ltd. and STG International Electronics (1981) Ltd., as well as Nisco Projects Ltd., Eastronics Ltd., Elimec Engineering Ltd. and Teder Electro Mechanical Engineering Ltd.

In the international market, our competitors are mainly Arrow Electronics International Inc., Avnet Electronics Marketing, TTI Inc., PEI-Genesis Inc., Weco Electrical Connectors Inc., Electro Enterprises Inc., Flame Enterprise Inc., Norstan Electronics Inc., Peerless Electronics Inc. and Future Electronics.

Strategy

The Company's vision is to become a leading provider in the field of RFID and Mobile Solutions and Supply Chain Solutions for enterprise logistics and organizational processes.

The key elements of our strategy are as follows:

●	Expand our RFID and Mobile product offerings, mainly through acquisitions of complementary solutions. This will include the sale and integration of new complementary hardware and software to our existing customer base and sales to new customers;

●	Expand the Supply Chain Solutions division product offerings to our existing customer base and to new customers in and outside of Israel. In recent years our Supply Chain division expanded its product offerings to include mobile operations for the High Tech industry in India, which contributes to the expansion of our global sales.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

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

Our average monthly rental fee for the year 2015 and for the year 2014 amounted to $11,597 and $11,943, respectively.

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

Overview

BOS is a provider of turnkey AIDC mobility solutions and a global distributor of electronic components for the civil aircraft industry, defense industry and high technology equipment manufacturers.

The Company’s RFID and Mobile products and services assist customers in improving the efficiency of their enterprise logistics, enhancing and automating their data collection processes and improving asset tracking.

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

Our general and administrative expenses consist primarily of salaries and related costs earned by management and financial department, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees. General and administrative expenses for year 2015 and 2016 include expenses related to the acquisition of iDnext Ltd. and Next Line Ltd.

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

During 2015, 2014 and 2013, no impairment losses have been identified.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

Goodwill as of December 31, 2015 and December 31, 2014 amounted to $4,122,000.

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

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2015 were five years of projected net cash flows, WACC of 16% and a long-term growth rate of 2.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

Testing Results:

During 2015, 2014 and 2013 no impairment losses have been identified.

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

Comparison of 2015 and 2014

Consolidated revenues decreased by 7.2% to $25.6 million in year 2015 from $27.6 million in year 2014, which is mainly related to a decrease in revenues of the RFID and Mobile division from the food retail chain in Israel.

Gross profit for 2015 was $5.1 million (gross margin of 20%), as compared to $5.0 million (gross margin of 18.3%) for 2014. The increase in gross profit margin was in both divisions and was a result of strengthening our business relations with our existing customer base and a reduction in allowance of slow moving inventory.

Operating expenses decreased to $4.45 million in 2015 from $4.9 million in 2014. The reduction in expenses is attributed mainly to: (a) a decrease in allowance for bad debt in the amount of $83K in 2015, as compared to an increase in allowance for bad debt in the amount of $95,000 in 2014; (b) a decrease in sales and marketing expenses due to a reduction in workforce.

Financial expenses were reduced to $376,000 in year 2015 from $444,000 in year 2014. The reduction in financial expenses is attributed to a reduction in loans and currency exchange rates.

Tax benefit for year 2015 amounted to $22,000 as compared to taxes on income of $108,000 in year 2014, which includes write off of tax assets in the amount of $85,000.

Net income for year 2015 was $334,000 as compared to net loss of $433,000 in 2014. The basic and diluted net income per share in 2015 was $0.17, compared to basic and diluted net loss per share of $0.3 in 2014.

Comparison of 2014 and 2013

Consolidated revenues grew by 6.5% to $27.6 million in year 2014 from $25.9 million in year 2013. The growth was attributed to an increase in the Israeli market demand, experienced by both the Supply Chain division and the RFID and Mobile division.

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

Financial expenses were reduced to $444,000 in year 2014 from $549,000 in 2013. The decrease in financial expenses is attributed to a reduction in loans and to currency exchange rate.

Tax on income for 2014 increased to $108,000 from $13,000, as a result of a write-off of income tax assets due to ongoing losses in BOS Odem.

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

Our future results will be affected by a number of factors including our ability to:

●	establish effective sales channels and manage them;

●	introduce and deliver new products on a timely basis;

●	anticipate accurately customer demand patterns;

●	manage future inventory levels in line with anticipated demand; and

●	successfully meet bank financial covenants.

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

Impact of Inflation and Currency Fluctuations

We are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2015 and 2014, the NIS depreciated by approximately 0.3% and 12%, respectively against the U.S. dollar, and in 2013 the NIS appreciated by approximately 7.0%, against the U.S. dollar. In 2013 the annual inflation rate in Israel was approximately 1.82%. In year 2015 and 2014, the annual deflation was 1% and 0.2%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2015 and in 2014, and increased in 2013. We cannot predict whether in the future the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2012 and in 2013 and 26.5% in 2014 and in 2015. Effective January 1, 2016 the corporate tax rate is 25%.

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

As of December 31, 2015, the Company has an outstanding off-balance sheet contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $3.7 million, with respect to the grants. During 2014 and 2015, the developed software for which the grant was received was no longer being sold. Accordingly, no royalty expenses were recorded during these years.

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

5B.        Liquidity and Capital Resources

In the year ended on December 31, 2015 the Company had a net income of $334,000, as compared to year 2014, in which the Company incurred net losses of $433,000, and to year 2013, in which the Company incurred breakeven net income. In the years ended December 31, 2015, 2014 and 2013 the Company generated a positive cash flow from operating activities amounting to $370,000 in 2015, $1.1 million in 2014 and $1.0 million in 2013. The Company's cash and cash equivalents amounted to $1.4 million as of December 31, 2015. The Company had a positive working capital of $5,246,000, $634,000 and a negative working capital of $500,000 as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

As of December 31, 2015, we had $3.46 million in long-term debt (net of current maturities of $400,000) and no short term bank loans.

On January 30, 2014, the Company requested shareholders who hold 161,000 warrants to defer the registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period was extended by an additional two years to July 22, 2017 and the exercise price of the warrants was adjusted to $7.43 (which was the weighted average closing price of the Company's shares in the 20 days ending January 30, 2014). The extension of warrants held by Telegraph Hill Capital was approved by the Company's shareholders meeting.

The Company’s loans from Bank Leumi are secured by:

●	First ranking fixed charges on the goodwill of the Company and our Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries, on certain Bank Leumi accounts, customer contract and on all the fixed assets; and

●	Floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future.

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantees the Company’s liabilities to Bank Leumi.

In January 2016, the Company and its Israeli subsidiaries entered into an agreement with Bank Leumi, which converted all of their bank debt, which amounted to $3.86 million as of December 31, 2015, into long term loans. The long term loans are payable by 2018. The agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. In addition, the Company and its Israeli subsidiaries undertook to repay the bank $1.2 million plus interest, in 36 equal instalments commencing 2016. The remaining balance of the loans which will amount to $2.66 million shall be paid on December 31 2018, but the Company' management believes that during year 2018 the Company will enter into an agreement with Bank Leumi to spread the payment over number of years.

The Company paid in full its long term loan from Bank HaPoalim in November 2015. Bank HaPoalim’s loan agreements had contained various financial covenants which required that the Company's Israeli subsidiaries maintain certain financial ratios and levels of profitability. These covenants were cancelled on February 2, 2014.

In June 2013, the Company entered into a Standby Equity Distribution Agreement, (the “June 2013 SEDA”), with YA Global. The June 2013 SEDA provided that, upon the terms and subject to the conditions set forth therein, YA Global was committed to purchase up to $600,000 of the Company’s Ordinary Shares over a two-year commitment period.  The Company issued 7,500 shares to YA Global as a commitment fee for this financing. As of June 2014, the Company had drawn the full $600,000 on this equity line for which it issued an aggregate of 107,782 Ordinary Shares.

In February 2014, the Company entered into a second Standby Equity Distribution Agreement, (the “February 2014 SEDA”) with YA Global. The February 2014 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a three-year commitment period. The Company issued 13,715 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 5% discount off the lowest daily VWAP (as defined in the agreement) of the Ordinary Shares during the five consecutive trading days following the date of an advance notice from us (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). From time to time, at the Company’s discretion, subject to complying with the conditions set forth in the February 2014 SEDA, the Company may present YA Global with advance notices to purchase up to $500,000 of the Company’s shares as more fully described in the February 2014 SEDA. As of March 31, 2016, the Company has drawn $1,348,000 on this equity line, for which it issued an aggregate of 429,567 Ordinary Shares.

In February 2014, in addition to the February 2014 SEDA, the Company entered into a Note Purchase Agreement with YA Global, under which YA Global provided the Company with a one year bridge loan in the amount of $500,000.  The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan and was paid in full by February 2015.

In February 2015 the Company entered into a third Standby Equity Distribution Agreement, (the “February 2015 SEDA”) with YA Global. The February 2015 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $1,300,000 of the Company’s Ordinary Shares over a 40-month commitment period. The Company issued 28,930 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the SEDA. The Ordinary Shares to be issued to YA Global under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the SEDA. As of March 31, 2016, no amount has been drawn on this equity line.

On November 27, 2014, the Company entered into a private placement agreement with Novel Infrastructure Ltd., a company owned by a Hong Kong investor. Under the agreement, the Company issued 128,147 Ordinary Shares (then equal to 7.2% of the outstanding shares of the Company following the investment) at a price per share of $3.902, or $500,000 in total.

On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company raised an aggregate net amount of $573,000 at a price per share of $ 2.406.

 We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2015, our trade receivables’ and trade payables’ aging days were 101 and 83 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors' and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $5,246,000 as of December 31, 2015. It is the Company's opinion that current working capital is sufficient for the Company's present requirements.

Cash Flows

Net cash provided by operating activities in 2015, 2014 and 2013 was $370,000, $1.1 million and $1 million, respectively. The decrease in net cash provided by operating activities from $1.1 million in year 2014 to $370,000 in year 2015, related mainly to an increase of 10.4% in the fourth quarter of year 2015 revenues from $6.67 million to $7.37 million in comparable quarter in year 2014, which caused an increase in the Company’s working capital requirements.

Net cash used in investment activities in years 2015 and 2014 amounted to $47,000 and $81,000, respectively. Net cash provided by investment activities in year 2013 amounted to $210,000.

Net cash used in financing activities in 2015, 2014 and 2013 amounted to $426,000, $486,000 and $607,000, respectively.

5C.       Research and Development

Since August 2012 and following a cooperation agreement the Company entered into with an independent software development company for the maintenance, development and support of our software solutions, the Company has no research and development expenses. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division.

5D.       Trend Information

BOS’ vision is to become a leading provider in the field of RFID and Mobile solutions for enterprise logistics and organizational processes. Committed to this vision, we plan to expand our suite of solutions and anticipate that the portion of the RFID and Mobile Solutions division revenues will increase gradually going forward.

Growth of the RFID and Mobile Solutions division depends on expanding its product offerings to both new and existing customer base, including through the acquisition of complementary businesses. Growth of the Supply Chain division depends on expanding its representations of electronic manufacturers and increasing sales to the international markets.

As of December 31, 2015, we had loans of $3.86 million compared to $5.1 million as of December 31, 2014. We plan to continue to reduce our loans through cash flow from operating activities and through raising equity.

5E.        Off-Balance Sheet Arrangements

Not applicable.

5F.        Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2015, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars with the exception of per share data):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans	$3,858	$400	$800	$2,658	-
Accrued severance pay (1)	$155	-	-	-	$155
Operating lease - cars	$254	$151	$103	-	-
Purchase obligation for service and inventory	$4,971	$4,859	$112	-	-
Facilities lease	$228	$107	$121	-	-
Total	$9,466	$5,517	$1,136	$2,658	$155

(1)	The time for payment of the severance cannot be predicted.

The above table does not include: contingent obligations to pay royalties to the Office of the Chief Scientist, since the total amount to be paid under the terms of those agreements is a function of future sales.

Item 6:  Directors, Senior Management and Employees

6A.        Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Yosi Lahad	60	Chairman of the Board of Directors
Mr. Yuval Viner	53	Chief Executive Officer and Director
Mr. Avidan Zelicovsky	46	President and Director
Mr. Eyal Cohen	47	Chief Financial Officer
Ms. Orit Nir Schwartz (*)	44	External Director
Mr. David Golan (*)	75	External Director
Ms. Odelia Levanon (*)	53	Director
Mr. Ziv Dekel	52	Director
Mr. Moti Harel	66	Director

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

Mr. Yuval Viner was appointed as the Company acting CEO on October 20, 2009, as CEO on March 17, 2010 and has joined our Board of Directors on June 29, 2015. From March 2008, following the acquisition of Dimex System’s assets, he served as the Head of RFID and Mobile Solutions division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner joined the Company as part of the acquisition of Dimex Systems assets. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky was appointed as the Company acting president in October 20, 2009, as president on March 17, 2010 and has joined our Board of Directors on June 29, 2015. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the Head of Supply Chain Solutions division. Mr. Zelicovsky first joined the Company’s subsidiary Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University.

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

Mr. Ziv Dekel has joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor's CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Moti Harel joined our Board of Directors on January 1, 2016, following the BOS Dimex acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. He now serves as a V.P., in charge of the acquired activity. Mr. Harel, the founder of iDnext, is a pioneer in the field of Automatic Identification and Data Capture in Israel and has acted as a CEO and owner of companies in this field for 25 years. During the years 1976 to 1989, Mr. Harel led an AIDC project and the related activity at the Israel Aircraft Industries Ltd. Mr. Harel holds a BSc. and an MSc. in Electronic Engineering from the Technion in Haifa.

6B.        Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2015:

	Salaries, Directors' fees, Service fees, Commissions and Bonus(1)	Pension, Retirement and Similar benefits
All directors and officers as a group (then 9 persons)	$720,000	$97,000

(1)	Includes stock based consulting fees in the amount of $12,000 paid by the Company to Cukierman & Co., of which Mr. Edouard Cukierman, who was the Company’s Chairman during 2014. Also includes director’s fees in the amount of $6,000 paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, a former director, may be deemed to have shared voting and dispositive power. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

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

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the compensation committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our amended Compensation Policy was approved by a Compensation Majority on October 22, 2015.

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

In accordance with the approval of our shareholders in October 2015, directors who are not employees are entitled to receive annual compensation of NIS 29,270 (approximately $7,500) and NIS 50,000 for the chairman (approximately $12,800) paid on a quarterly basis, and an additional NIS 1,860 (approximately $470) for each board meeting attended. The above amounts are subject to adjustment for changes in the Israeli consumer price index as of December 2007.

The compensation of the Company's External Directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Relief to Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

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

The compensation consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli consumer price index of December 2007. Currently, in accordance with the approval of our shareholders in January 2015, the annual fee amounts to NIS 29,270 and the meeting attendance fee amounts to NIS 1,860. The External Directors shall be entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law).

In addition, in October 2015 our shareholders approved the grant to each of our directors (including the External Directors) options to purchase 5,000 Ordinary Shares, upon commencement of his or her term as director and, if applicable, on each third year anniversary of their service as directors, subject to reelection for an additional term at such time. The options' exercise price is calculated as the average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors. The Options will vest and become exercisable annually over a period of three years, in three equal parts. The maximum option term is five years from grant.

The Compensation of the directors is in compliance with the Company's Compensation policy approved by the shareholders on October 22, 2015.

The Company does not have any contracts with any of its non-employee or non-consultant directors that would provide for benefits upon termination of service.

Active Chairman of the Board

In addition to the cash compensation described above, on October 22, 2015, the shareholders approved the grant to the Company’s Active Chairman of options to purchase 17,000 Ordinary Shares at the following terms:

●	Exercise price: $2.96.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company.

●	The options shall expire on the fifth anniversary of their date of grant.

Chief Executive Officer

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer, or CEO, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in-line with the Compensation Policy. On October 22, 2015, the Company's shareholders approved the following compensation to the CEO:

Monthly Salary:

A gross monthly base salary of NIS 42,131 (approximately $10,800) linked to the CPI, plus customary benefits, which include managers' insurance, education fund, car expenses and long-term disability insurance. The CEO's salary is subject to a gradual three-year increase to the following amounts, each of which shall be linked to the CPI as of December 2014.

●	Commencing January 2016 - NIS 42,911 (approximately $11,000);

●	Commencing January 2017 - NIS 43,692 (approximately $11,200);

●	Commencing January 2018 - NIS 44,472 (approximately $11,400).

Bonus:

A bonus according to achievements related to the net profit of year 2015.

Options:

●	Options to purchase 20,000 of the Company's Ordinary Shares, at the following terms:

○	Exercise price: $2.96.

○	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company's Board of Directors.

○	The options shall expire on the fifth anniversary of their date of grant.

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

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that Messrs. Lahad, Golan, Dekel, Ms. Nir Schwartz and Ms. Levanon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

According to the provisions of our Articles of Association and the Israeli Companies Law, the Board of Directors convenes in accordance with the Company’s requirements, and at least once every three months. Usually, our Board of Directors convenes more often. Furthermore, our Articles of Association provide that the Board of Directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. Resolutions passed without convening, shall be passed by an ordinary majority (just as in the case of convened meetings) and shall have the same effect as resolutions passed at a duly convened meeting.

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

Audit Committee:

Our Audit Committee currently consists of David Golan, Orit Nir Schwartz and Odelia Levanon. Under the Israeli Companies Law, public companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's External Directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two External Directors are serving as members of the audit committee and at least one of the External Directors was present at the meeting in which such approval was granted.

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

Israeli Securities Authority Administrative Enforcement:

Under the Israeli Securities Law, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

6D.        Employees

As of March 31, 2016, we had 77 employees, all of whom are located in Israel. Of these 77 employees: 10 employees are in general and administrative positions, 18 employees are in marketing and sales, 17 employees are employed as technicians and 32 employees are in operating activities. In addition, the Company employs temporary employees which provide inventory counting services, in a number which fluctuates according to the particular projects, and customarily increases towards year end. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

Israeli labor laws subject employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

Our Israeli employees are covered by pension insurance policies according to law requirement. Israeli employees and employers are required to pay predetermined sums to the Israel National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.        Share Ownership

As of March 31, 2016, shares, options and warrants held by our officers and directors, then consisting of 8 persons, are as follows:

Name	Position	Shares	Options and Warrants
Mr. Yosi Lahad	Chairman of the Board of Directors	2,259	17,375
Ms. Odelia Levanon	Director	349	5,000
Mr. Avidan Zelicovsky	President and Director	11,321	69,770
Mr. Yuval Viner	Chief Executive Officer	19,127	67,470
Mr. Eyal Cohen	Chief Financial Officer	16,288	49,626
Mr. Ziv Dekel	Director	-	5,000
Mr. David Golan	Director	-	375
Ms. Orit Nir-Schwartz	Director	-	375

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

The Company has elected to designate the Plan as a section 102 plan in the "capital gains" track, designed to afford qualified optionees certain tax benefits under the Israeli Income Tax Ordinance 5721-1961 (the “Tax Ordinance”). Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under the Plan, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any Ordinary Shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of March 31, 2016, we had 238,794 options outstanding under the Plan (of which 103,000 are exercisable) with the following exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.237	26,625
$2.96	83,000
$3.23	375
$3.40	375
$3.875	375
$3.877	90,000
$4.02	5,000
$6.67	10,375
$8.00	5,749
$33.60	3,750
$50.40	13,170
Total	238,794

Item 7:  Major Shareholders and Related Party Transactions

7A.      Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of March 31, 2016, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,382,404 shares outstanding as of March 31, 2016.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (1)	Total Shares	Percent
iDnext Ltd.(2) 20 Freiman Street, Rishon LeZion, Israel	162,734	-	162,734	6.83%
Bellite Pty Limited. (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	6.02%
Novel Infrastructures Ltd. c/o Ocra (Mauritius) Limited, level 2 Maxcity Building , Remy Ollier street Port Louis, Mauritius	128,147	-	128,147	5.38%
D.D. Goldstein Properties and Investments Ltd. (4) 4 Hashalom Road, Tel Aviv, Israel	127,200	-	127,200	5.34%

(1)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.

(2)	Includes 50,072 shares held by iDnext's wholly owned subsidiary Next-Line Ltd. Mr. Moti Harel may be deemed to have sole voting and dispositive power with respect to the shares held by iDnext Ltd. and its subsidiary Next-Line Ltd.

(3)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(4)	According to a 13D report from November 17, 2014.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder's public filings, in the table below:

Holdings as of:	December 31, 2013	December 31, 2014	December 31, 2015	March 31, 2016
Catalyst Funds	38,092	36,196	-	-
Novel Infrastructures Ltd.	-	128,147	128,147	128,147
D. D. Goldstein Properties and Investments Ltd.(1)	-	127,200	127,200	127,200
Dimex Systems (1988) Ltd.	77,137	77,137	77,137	77,137
Bellite Pty Limited	116,286	116,286	116,286	116,286
Telegraph Hill Capital Fund I, LLC	62,526	70,935	70,935	70,935

(1)	According to a 13D report from November 17, 2014.

As of March 31, 2016, there were 59 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 79% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.        Related Party Transactions

Services Agreement with Cukierman & Co. Investment House

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

Following the approvals by the Board of Directors and Audit Committee, the Company entered into an amendment to the Services Agreement, dated January 13, 2013, pursuant to which the private placement portion of Cukierman & Co’s services was discontinued, commencing July 1, 2012. As a result, the retainer payment in respect of July 2012 onwards was reduced to $6,350, reflecting payment for the business development and mergers acquisitions only. In addition, the Company has requested and Cukierman & Co. has agreed that payment of the retainer shall be made by way of equity (i.e., issuance to Cukierman & Co. of BOS’ Ordinary Shares) instead of in cash.

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

In February 2015, the Company terminated the Services Agreement.

For payments the Company paid and accrued pursuant to the Services Agreement in 2015, see Note 16 to the Consolidated Financial Statements for the year ended December 31, 2015.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000. On May 18, 2006, at the recommendation of the Audit Committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law. On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders on October 22, 2015. In addition, under the new indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C.      Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.      Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2015	$6,555,000	26%
2014	$5,435,000	20%
2013	$5,555,000	21%

Legal Proceedings

None.

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

Period		High ($)	Low ($)

Annual Information
2011	Annual	14.08	2.72
2012	Annual	8.19	1.64
2013	Annual	8.40	2.63
2014	Annual	7.88	3.88
2015	Annual	3.47	1.81

Quarterly Information (2014)
	First Quarter	7.88	6.27
	Second Quarter	6.72	3.72
	Third Quarter	4.42	3.23
	Fourth Quarter	4.27	3.14

Quarterly Information (2015)
	First Quarter	3.47	2.15
	Second Quarter	3.09	1.96
	Third Quarter	2.59	2.08
	Fourth Quarter	2.36	1.81
	October	2.35	2.06
	November	2.28	2.04
	December	2.28	1.81

Monthly Information (2016)
	January	2.03	1.68
	February	1.75	1.64
	March	2.03	1.71

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

(b)         Borrowing powers exercisable by the Board of Directors are not specifically outlined in the Company’s Articles of Association, however, according to Article 15: “Any power of the Company which has not been vested in another organ pursuant to the Israeli Companies Law or the articles may be exercised by the Board of Directors”.

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

The Board of Directors is the organ authorized to decide upon the distribution of dividends and bonus shares (Article 26.1). The shareholders who are entitled to a dividend are the shareholders on the date of the resolution for the dividend or on a later date if another date is specified in the resolution on the dividend’s distribution. If the Board of Directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders’ register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend’s declaration is listed in the shareholders’ register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share. For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the Board of Directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates may not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

As of January 1, 2016, Israeli Companies are subject to the Corporate Tax rate of 25% on capital gains derived from the sale of listed shares.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company. In addition, this reduced rate will not apply if the dividend is paid from income subject to approved enterprise reduced corporate tax rate, as stated in the Law for the Encouragement of Capital Investments, 5719-1959. In order to obtain such a reduced tax rate, it is necessary to submit an application to the tax assessing officer.

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

General Corporate Tax Structure in Israel

The Israeli corporate tax rate was 25% in 2013 and 26.5% for years 2014 and 2015. Effective January 1, 2016 the corporate tax rate is 25%.

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

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Ordinary Shares to a U.S. holder. A U.S. holder is a beneficial owner of our Ordinary Shares who is:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust: (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (ii) that is in existence on August 20, 1996 and that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected market-to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

Subject the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non- U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (a) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (b) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the Ordinary Shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize their deductions. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the Ordinary Shares (i) if the U.S. holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16-day holding period.

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Ordinary Shares (other than in certain nonrecognition transactions),, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be long-term capital gain or loss if the U.S. holder held the Ordinary Shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are currently taxable at a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Net Investment Income Tax

Non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their “net investment income”, which may include dividends on, or capital gains recognized from the disposition of, our Ordinary Shares. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Net Investment Income tax on their investment in our Ordinary Shares.

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income, or (2) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

●	The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our Ordinary Shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. A U.S. holder may not make a QEF election with respect to warrants. If the QEF regime applies, then, for each taxable year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our Ordinary Shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his Ordinary Shares as capital gain.

If a QEF election is made after the first taxable year in which a U.S. holder holds our Ordinary Shares and we are a PFIC, then special rules would apply.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our Ordinary Shares and for which we are a PFIC and can be revoked only with the consent of the IRS.

●	A second regime, the “mark-to-market” regime, may be elected so long as our Ordinary Shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s Ordinary Shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the U.S. holder’s adjusted tax basis in our Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our Ordinary Shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

●	A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution includes (1) a distribution with respect to our Ordinary Shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our Ordinary Shares prior to the distribution year and (2) gain from the disposition of our Ordinary Shares.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2015. We currently expect that we will not be a PFIC in 2016. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2016 or in a future taxable year.

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC and the U.S. Holder recognized gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. If our Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to our Ordinary Shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary shares.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our Ordinary Shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their own tax advisors regarding their tax reporting obligations.

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

A non-U.S. holder will be required to provide a certificate of non-U.S. status on an appropriate IRS Form W-8.

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2015 and 2014, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts was insignificant.

In addition, the Company's entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income (loss) related to these contracts in 2015, 2014 and 2013 was $(45), $75 and $(25), respectively.

Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk. For information concerning risk factors related to Foreign Currency Exchange see “Item 3D. Risk Factors.”

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

The table below presents the account receivables balance by geographical market as of December 31, 2015 and December 31, 2014:

	2015	2014
Americas	$66,000	$149,000
Europe	$112,000	$215,000
Far East	$508,000	$214,000
Israel and others	$6,385,000	$5,566,000
	$7,071,000	$6,144,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $39,000.

Bank Risk

The Company manages its loans mainly in Bank Leumi, which provides credit to the Company's Israeli subsidiaries. In case of the termination or expiration of our credit lines, deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

Item 12:  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

(a)          Disclosure controls and procedures.

The Company’s Chief Executive Officer and its Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report at the reasonable level of assurance (see paragraph (e) below). Based on that evaluation, such Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

(b)          Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

(d)          Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2015, that have materially affected or are reasonably likely to materially affect these controls.

(e)          Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2015, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:  [Reserved]

Item 16A:  Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. David Golan, the Chairman of the audit committee, is an “audit committee financial expert”, as defined by the applicable SEC regulations.

All the members of the Audit Committee are “independent” under the applicable SEC and Nasdaq regulations. The experience of each member is listed under “Item 6A: Directors and Senior Management.”

Item 16B:  Code of Ethics

The Company has adopted a Code of Ethics applicable to its executive officers, directors and all other employees. A copy of the code is posted on our website (http://www.boscom.com) and may also be obtained, without charge, upon a written request addressed to the Company’s investor relations department.

Item 16C:  Principal Accountant Fees and Services

The Company’s principal accountants for the years 2014 and 2015 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2014 and 2015:

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$76,000	95%	$57,000	93%
Tax Fees (2)	$4,000	5%	$4,000	7%
Total	$80,000	100%	$61,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2015.

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

We have elected to follow Israeli law and practice instead of the following NASDAQ rules:

●	The requirement to obtain shareholder approval for the approval of certain private placements. Under Israeli law and practice, shareholder approval is not required for a private placement in a public company, whose shares are traded only outside of Israel.

●	The Compensation Committee Requirements included in rule 5605(d). For information concerning our Compensation Committee requirements and practices see “Item 6C, under “Compensation Committee”.”

Item 16H:  Mine Safety Disclosures

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Page

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Operations.	F-5
Consolidated Statements of Comprehensive Loss	F-6
Statement of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements.	F-10 – F-33

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 29, 2015).
1.2	Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 29, 2015).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit B of the Company’s Proxy Statement on Form 6-K, filed on September 9, 2015).
4.2	Services Agreement, dated as of April 15, 2003, between Cukierman & Co. Investment House Ltd., Dimex Solutions Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 17, 2004).
4.3	Amendment to the Services Agreement, dated as of January 13, 2013, by and among Cukierman & Co. Investment House Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.4	Amendment to the Services Agreement, dated as of July 15, 2013, by and among Cukierman & Co. Investment House Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
4.5	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11696 filed on November 24, 2003).
4.6	Asset Purchase Agreement as of January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).
4.7	Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009 (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form F-3 No. 333-152020 filed on April 1, 2009).
4.8	Amendment No. 2 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated February 3, 2010 and Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.9	Amendment No. 3 to the Asset Purchase Agreement as of December 31, 2012 by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.10	Loan Agreement by and between the Company and Dimex Systems (1988) Ltd., dated February 3, 2010; Registration Rights Agreement dated as of the February 3, 2010 by and between the Company and Dimex Systems (1988) Ltd.; Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.11	Agreement by and between the Company and Dimex Systems dated November 9, 2011; Amendments to Warrants issued by the Company to Dimex Systems (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.12	Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Company. Form of Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.13	Form of Agreement by and among certain lenders and the Company (Conversion Amendments); Form of Amendment to Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.14	Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.15	Bank Hapoalim Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings by BOS-Dimex Ltd., BOS-Odem Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.16	Share Purchase Agreement dated as of October 4, 2010 between the Company and Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2011).

4.17	Advisory Agreement dated September 1, 2009, by and between the Company and Telegraph Hill Group LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.18	Amendment Number 1 to Advisory Agreement dated November 16, 2009, by and between the Company and Telegraph Hill Group LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.19	Amendment Number 2 to Advisory Agreement dated February 8, 2013, by and between the Company and Telegraph Hill Group LLC; Warrant issued by the Company to Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.20	Amendment Number 3 to Advisory Agreement dated November 7, 2013, by and between the Company and Telegraph Hill Group LLC; Warrant issued by the Company to Telegraph Hill Capital Fund I, LLC (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
4.21	Standby Equity Distribution Agreement with YA Global dated June 18, 2013 (incorporated by reference to the Company’s report on Form 6-K, filed on June 19, 2013).
4.22	Standby Equity Distribution Agreement with YA Global, dated February 3, 2014; Note Purchase Agreement with YA Global, dated February 3, 2014 (incorporated by reference to the Company’s report on Form 6-K, filed on February 6, 2014).
4.23	Share Purchase Agreement with Novel Infrastructure Ltd. Dated November 30, 2014 (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 29, 2015).
4.24	Standby Equity Distribution Agreement with YA Global, dated February 17, 2015; (incorporated by reference to the Company’s report on Form 6-K, filed on February 17, 2015).
4.25	Share Purchase Agreement dated as of June 11, 2015 by and among certain investors, including YA Global Master SPV Ltd., members of management, certain business partners of the Company and the Company (incorporated by reference to the Company’s Registration Statement on Form F-3 No. 333-205572 filed on July 9, 2015, as amended).
4.26	Agreement for the Sale of Business Operations by and among B.O.S. Better Online Solutions Ltd., iDnext Ltd. and Next-Line Ltd., dated as of November 24, 2015 (incorporated by reference to the Company’s report on Form 6-K filed on November 30, 2015).
4.27*	Summary of Economic Terms of Loan Agreements by and among Bank Leumi Le-Israel, the Company, BOS-Dimex and BOS-Odem dated January 14, 2016 and Appendix 6.1.1 thereto (Financial Covenants, translated from Hebrew).
4.28*	Form of Subordination Letters of the Company, of BOS-Dimex and of BOS-Odem dated January 14, 2016 (translated from Hebrew).
6*	Statement of Computation of Earnings Per Share.
8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).
11	Code of Ethics (incorporated by reference to the Company's Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: April 21, 2016

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Comprehensive Income (Loss)	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-33

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2016	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,419	$1,522
Restricted bank deposits	195	216
Trade receivables (net of allowance for doubtful accounts of $106 and $191 at December 31, 2015 and 2014, respectively)	7,071	6,144
Other accounts receivable and prepaid expenses	725	490
Inventories	2,503	2,843

Total current assets	11,913	11,215

LONG-TERM ASSETS	303	298

PROPERTY AND EQUIPMENT, NET	480	556

OTHER INTANGIBLE ASSETS, NET	7	70

GOODWILL	4,122	4,122

Total assets	$16,825	$16,261

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$-	$4,297
Current maturities of long-term loans	400	570
Trade payables	4,671	4,468
Employees and payroll accruals	480	389
Deferred revenues	796	621
Accrued expenses and other liabilities	320	236

Total current liabilities	6,667	10,581

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	3,458	190
Accrued severance pay	155	127
Deferred gain	40	66

Total long-term liabilities	3,653	383

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 80.00 nominal value: Authorized; 4,000,000 and 2,500,000 shares at December 31, 2015 and 2014, respectively; Issued and outstanding: 2,192,268 and 1,802,692 shares at December 31, 2015 and 2014, respectively	46,230	38,138
Additional paid-in capital	31,499	38,701
Accumulated other comprehensive loss	(259)	(243)
Accumulated deficit	(70,965)	(71,299)

Total shareholders' equity	6,505	5,297

Total liabilities and shareholders' equity	$16,825	$16,261

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Revenues	$25,599	$27,601	$25,903
Cost of revenues	20,462	22,556	20,872

Gross profit	5,137	5,045	5,031

Operating costs and expenses:
Sales and marketing	2,768	3,043	2,924
General and administrative	1,681	1,882	1,523

Total operating costs and expenses	4,449	4,925	4,447

Operating income	688	120	584
Financial expenses, net	(376)	(445)	(571)

Income (loss) before taxes on income	312	(325)	13
Taxes on income (tax benefit)	(22)	108	13

Net income (loss)	$334	$(433)	$-

Basic and diluted net Income (loss) per share	$0.17	$(0.3)	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net income (loss)	$334	$(433)	$-
Cash flow hedging instruments:
Change in unrealized gains and losses	108	-	-
Loss in respect of derivative instruments designated for cash flow hedge, net of taxes	(124)	-	-

Other comprehensive loss	$(16)	-	-

Comprehensive income (loss)	$318	$(433)	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance at January 1, 2013	1,132,685	$74,265	$(243)	$(70,866)	$3,156

Issuance of Ordinary Shares	85,838	336	-	-	336
Share-based compensation expense	39,722	211	-	-	211
Net income	-	-	-	-	-
Balance at December 31, 2013	1,258,245	$74,812	$(243)	$(70,866)	$3,703
Issuance of Ordinary Shares	498,560	1,742	-	-	1,742
Share-based compensation expense	45,887	285	-	-	285
Net loss	-	-	-	(433)	(433)
Balance at December 31, 2014	1,802,692	$76,839	$(243)	$(71,299)	$5,297

Issuance of Ordinary Shares	385,511	760	-	-	760
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	4,065	130	-	-	130
Net income	-	-	-	334	334
Balance at December 31, 2015	2,192,268	$77,729	$(259)	$(70,965)	$6,505

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income (loss)	$334	$(433)	$-

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	205	269	352
Loss from sale and disposal of property and equipment	-	-	11
Currency fluctuation of deposits and loans	(16)	(171)	(10)
Severance pay, net	29	(9)	35
Share-based compensation expense	130	302	211
Decrease (increase) in trade receivables, net	(927)	1,993	(130)
Decrease (increase) in other accounts receivable and other assets	(235)	305	(201)
Decrease (increase) in inventories	340	875	(558)
Increase (decrease) in trade payables	203	(1,764)	1,317
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	307	(283)	21

Net cash provided by operating activities	370	1,084	1,048

Cash flows from investing activities:
Purchase of property and equipment	(66)	(60)	(113)
Proceeds from sale of property and equipment	-	28	337
Change in long-term bank deposits	275	(49)	(14)
Loan granted in connection with acquisition of business	(256)	-	-

Net cash used in (provided by) investing activities	(47)	(81)	210

Cash flows from financing activities:
Proceeds from issuance of shares, net	760	1,725	336
Repayment of deferred consideration related to the Dimex acquisition	(59)	(130)	(77)
Repayment of short and long-term loans	(1,127)	(2,081)	(866)

Net cash used in financing activities	(426)	(486)	(607)

Increase (decrease) in cash and cash equivalents	(103)	517	651
Cash and cash equivalents at the beginning of the year	1,522	1,005	354

Cash and cash equivalents at the end of the year	$1,419	$1,522	$1,005

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Supplemental disclosure of cash flow activities:

(i) Net cash paid during the year for:
Interest	$207	$351	$418

Taxes	$13	$19	$1

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment, and the Supply Chain Solutions segment (see Note 15).

The Company's wholly-owned subsidiaries include:

(1)	BOS-Dimex Ltd. (previously "Dimex Solutions Ltd."; "BOS-Dimex"), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components and supply chain services. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

c.	In January 2016, the Company and its Israeli subsidiaries entered into a refinancing agreement with an Israeli Bank, which converted all of the short term bank debt into long term loans, which amounted to $3,858 as of December 31, 2015. The agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. In addition, the Company and its Israeli subsidiaries agreed to repay the bank $1,200 plus interest, in 36 equal installments commencing 2016 and the remaining loan in the amount of $2,658 shall be paid on December 31, 2018. The Company expects to meet the debt covenants. The Company anticipates to negotiate with the bank refinancing the remaining balance of the loans, which will amount to $2,658 by December 31, 2018. See Note 10 for further information.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used in determining values of goodwill and identifiable intangible assets and provision for inventory. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A substantial portion of the Company's revenues is denominated in U.S. dollars ("dollars"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments with original maturities of less than three months from date of purchase.

e.	Restricted bank deposits:

Restricted bank deposits are deposits related to bank loans. Restricted deposits are presented at their cost.

f.	Inventories:

The inventory is valued at the lower of cost or market value. Cost is determined using the moving average cost method. In 2015 and 2014, inventory write-offs amounted to $192 and $404, respectively.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

g.	Property and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20 - 33	(Mainly 33)
Office furniture and equipment	6 - 15	(Mainly 10)
Leasehold improvements	Over the shorter of the period of the lease or the life of the assets
Motor vehicles	15

h.	Impairment of long-lived assets and intangible assets subject to amortization:

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

Intangible assets are comprised of brand name, which is amortized for its remaining useful life. The weighted average amortization period of the brand name is 4.1 years.

Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Amortization expenses amounted to $63, $106 and $181 for the years ended December 31, 2015, 2014 and 2013, respectively. The remaining unamortized cost as of December 31, 2015 will be fully amortized in the year ended December 31, 2016.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For each of the three years ended on December 31, 2015, 2014 and 2013, no impairment losses were identified.

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other ("ASC 350"), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or "Step 1", the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or "Step 2", of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company operates in two operating-based segments: RFID and Mobile Solutions and Supply Chain Solutions. The Company's goodwill is related to the RFID and Mobile Solutions segment.

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2015 were five years of projected net cash flows, WACC of 16% and a long-term growth rate of 2.5%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the RFID and Mobile Solutions segment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During years 2015, 2014 and 2013 no impairment losses have been identified.

j.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law - 1963 (the "Israeli Severance Pay Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees employed for a period of more than one year are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli employees is mostly covered by insurance policies designed solely for distributing severance pay.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has two general deposit funds for severance. The value of the deposited funds includes profits, and is recorded as an asset in the Company's balance sheet.

Pursuant to Section 14 of the Israeli Severance Pay Law, for Israeli employees subject to this section, the Company's contributions towards severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for years 2015, 2014 and 2013 amounted to $202, $ 141 and $ 244, respectively.

k.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and supporting services.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and foreign currency derivative contracts.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral; however a significant part of the Company's customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd. In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2015, 2014 and 2013, is $(85), $43 and $21, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Derivative financial instruments:

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. See Note 9 for disclosure of the derivative financial instruments in accordance with such pronouncements.

o.	Basic and diluted net loss per share:

Basic net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus the potential dilution to Ordinary Shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 404,894, 319,530 and 331,300 for the years ended December 31, 2015, 2014, and December 31, 2013, respectively.

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

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option terms. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by the SEC’s Staff Accounting Bulletin ("SAB") No.107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.

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

The fair value for options granted in years 2015, 2014 and 2013 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2015	2014	2013

Risk-free interest	1.13%	1.26%	0.93%
Dividend yields	0%	0%	0%
Volatility	76%	84%	89%
Expected option term	3.8 years	4 years	3.5 years
Forfeiture rate	0%	0%	0%

The Company applies ASC 505-50, Equity-Based Payments to Non-Employees ("ASC 505") with respect to options and warrants issued to non-employees, which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

q.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 are comprised of foreign currency forward contracts.

The Company applies ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), pursuant to which fair value is defined as the price that would be received in consideration for the sale of an asset or paid for the transfer of a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

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

Unobservable inputs are inputs that the Company assumes market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.

In accordance with ASC 820, derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to $17 and a $ 0 liability as of December 31, 2015 and December 31, 2014, respectively.

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

r.	New and recent accounting pronouncements:

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. This ASU provides companies with a single model for accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. In August 2015, the FASB issued ASU 2015-14, Deferral of the Effective Date, which defers the required adoption date of ASU 2014-09 by one year. As a result of the deferral of the effective date, ASU 2014-09 will be effective for the Company in the first quarter of fiscal year 2018. Early adoption is permitted but not before the original effective date of the new standards which is in the first quarter of fiscal year 2017. The Company is in the process of evaluating the transition method that will be elected and the impact of adoption on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred taxes. This ASU requires that all deferred tax assets and liabilities, along with any related valuation allowances, be classified as noncurrent on the balance sheet. ASU 2015-17 is effective for annual and interim reporting periods ending after December 15, 2017. Early adoption is permitted, and the new guidance may be applied either prospectively or retrospectively. The Company hasn’t adopted this guidance as of December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330), Simplifying the Measurement of Inventory.” This ASU is intended to simplify subsequent measurement of inventory. An entity should measure inventory within a scope of this ASU at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. This ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2016. The Company has not yet selected a transition method nor determined the impact of the new standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Government authorities	$128	$-
Advances to suppliers	230	153
Prepaid expenses	334	307
Other	33	30

	$725	$490

NOTE 4:-      INVENTORIES

	December 31,
	2015	2014

Raw materials	$115	$100
Finished goods	2,388	2,743

	$2,503	$2,843

NOTE 5:-      LONG TERM ASSETS

	December 31,
	2015	2014

Loan related to acquisition of business (*)	$256	$-
Restricted bank deposits	11	263
Other	36	35

	$303	$298

(*)	The loan represents a part of the consideration for the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. The loan bears no interest. On January 1, 2016, the loan was converted into part of the cash payment for the acquisition (see Note 17(a)).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-      PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers and software	$830	$815
Office furniture and equipment	662	646
Leasehold improvements and real estate (1)	357	322
Motor Vehicles	340	340

	2,189	2,123
Accumulated Depreciation:
Computers and software	780	753
Office furniture and equipment	438	387
Leasehold improvements and real estate (1)	252	223
Motor Vehicles	239	204

	1,709	1,567

Property and equipment, net	$480	$556

Depreciation expenses amounted to $142, $163 and $171 for the years ended on December 31, 2015, 2014 and 2013, respectively.

(1)	On May 6, 2013 the Company sold real estate it owned and leased it back for a five year period and an option to extend the lease period by an additional 5 years. The consideration amounted to $ 337. The Capital gain generated from the sale in the amount of $ 143 was capitalized and is recognized over the duration of the lease agreement.

NOTE 7:-      SHORT-TERM LOANS AND CURRENT MATURITIES

		Weighted interest rate as of December 31, 2015	December 31,
Short term loans	Loan currency	%	2015	2014

	NIS		$-	$2,096
	USD		-	2,201

			-	4,297
Current maturities	NIS	5.44%	400	570

			$400	$4,867

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

 NOTE 8:-     ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2014

Government authorities	$6	$12
Derivatives	17	-
Professional services	188	98
Tax accruals	56	77
Other	53	49

	$320	$236

NOTE 9:-      DERIVATIVES INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates.

Losses on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

		Year ended December 31,
		2015	2014	2013
Derivatives designated as cash flow hedging instruments :	Line Item in Statement of Operations
Foreign currency derivatives	Cost of revenues	$32	$-	$-
Foreign currency derivatives	Sales and marketing	$60	$-	$-
Foreign currency derivatives	General and administrative	$32	$-	$-
Total expenses		$124	$-	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-    LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2015	December 31,
Loan currency	%	2015	2014

NIS	5.44%	$3,858	$760

Less - current maturities		400	570

		$3,458	$190

Bank HaPoalim loan amounted to $ 422 as of December 31, 2014, and was paid in full in November 2015.

The repayment of the Company's loan to Bank HaPoalim was not secured, except by a long-term bank deposit in the amount of $ 259, which was released on November 2015. Bank HaPoalim loan did not include any financial covenant provision.

In March 2008, BOS-Dimex purchased the assets and activities of Dimex Systems Ltd. As part of this acquisition, the Company and BOS-Dimex owed Dimex Systems Ltd. an amount of $338 as of December 31, 2014. The loan carried a nominal interest rate of 4% of the principal and required interest payments to be made through December 2015. As of December 31, 2015, the loan was paid in full.

In January 2016, the Company and its Israeli subsidiaries entered into a refinancing agreement with an Israeli Bank, which converted all of the short term bank debt into long term loans, which amounted to $3,858 as of December 31, 2015. The agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. In addition, the Company and its Israeli subsidiaries agreed to repay the bank $1,200 plus interest, in 36 equal installments commencing 2016 and the remaining loan in the amount of $2,658 shall be paid on December 31, 2018.The Company anticipate to negotiate with the bank refinancing the remaining balance of the loans, which will amount to $2,658 by December 31, 2018.

NOTE 11:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received during the years 2015, 2014 and 2013.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2015, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,700, with respect to the grants and the Company anticipates that no royalties will be paid in the future. During years 2015, 2014 and 2013, the developed software for which the grant was received is no longer being sold, accordingly no royalty expenses were recorded during the respective years

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2018. Minimum future rental payments are:

2016	107
2017	76
2018	45
228

The Company's motor vehicles are leased under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2018.

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in years 2015, 2014 and 2013 amounted to $ 365, $ 354 and $ 405, respectively.

3.	Litigation:

The Company is not a party to any legal proceedings.

NOTE 12:-    SHAREHOLDERS' EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares to directors and service provides:

During year ended December 31, 2013 the Company issued:

i.	20,932 Ordinary shares to Cukierman & Co, in consideration for non-exclusive investment-banking services and business development services to the Company (see note 16a);
ii.	7,787 Ordinary shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see note 16b); and
iii.	9,868 Ordinary shares and 1,219 shares to THCAP pursuant to a service agreement (see note 16c) and as a directors fee, respectively.

During the year ended December 31, 2014 the Company issued:

i.	17,747 Ordinary Shares to Cukierman & Co, in consideration for non-exclusive investment-banking services and business development services to the Company (see note 16a);
ii.	17,079 Ordinary Shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see note 16b);
iii.	6,004 Ordinary Shares and 2,405 Ordinary Shares to THCAP pursuant to a service agreement (see note 16c) and as a directors fee, respectively; and
iv.	2,652 Ordinary Shares to other board members as a director's fee.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

During the year ended December 31, 2015, the Company issued 4,065 Ordinary Shares to Cukierman & Co, in consideration for non-exclusive investment-banking services and business development services to the Company (see note 16a).

2.

Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreement

On each of June 18, 2013, February 3, 2014 and February 17, 2015, the Company entered into a Standby Equity Distribution Agreement ("SEDA"), with YA Global Master SPV Ltd. ("YA" or "YA Global") for the sale of up to $600, $2,000 and $1,300, respectively, of its Ordinary Shares to YA. The Company may affect the sale, at its sole discretion, during a two-year period for the 2013 SEDA, three-year period for the 2014 SEDA and three-year and three months period for the 2015 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA.

For each Ordinary Share purchased under the SEDA, YA will pay 95% for 2013, 2014 SEDA and 93% for 2015 SEDA, of the lowest daily VWAP (as defined below) of the Ordinary Shares during the five consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $150 for the 2013 SEDA, $500 for the 2014 SEDA and $500 for the 2015 SEDA. "VWAP" is defined as of any date, to be such date's daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

In connection with the 2013, 2014 and 2015 SEDA, the Company issued Ordinary shares to YA as a commitment fee of 7,500, 13,711 and 28,930, respectively.

During the years 2013 through 2015, the Company issued to YA 509,947 Ordinary Shares, for a total amount of $1,798.

3.	On February 3, 2014, the Company entered into a Note Purchase Agreement with YA under which YA provided the Company with a one year bridge loan in the amount of $500. The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan and was paid in full throughout February 2015. The Company paid a commitment fee by issuance to YA of 2,500 Ordinary shares.

4.	On November 27, 2014, the Company entered into a Share Purchase Agreement, for the sale to Novel Infrastructure, Ltd. ("Novel") of 128,147 Ordinary Shares for $500. The issuance costs related to this transaction were $33.

5.	On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company issued 244,630 Ordinary Shares and raised an aggregate amount $573, net of $16 issuance expenses, at a price per share of $2.406.

6.	On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-   SHAREHOLDERS' EQUITY (Cont.)

b.	Warrants to shareholders

The Company's outstanding warrants to shareholders as of December 31, 2015 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
161,000	7.43	1.56

In January 2014, the Company requested warrant holders who hold 161,000 warrants to defer registration of the shares underlying the warrants issued to them in order to enable the Company to register shares in connection with its Standby Equity Distribution Agreement with YA. In connection with such deferral, the warrants' exercise period was extended by an additional two years (to July 2017) and the exercise price was reduced from $11 to $7.43.  The warrant holders have agreed to this arrangement, and it was approved by the Company's Audit Committee and Board of Directors. The extension of warrants held by Telegraph Hill Capital, an affiliate of a former member of the Company's Board of Directors, was approved also at the Company's shareholders meeting.

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

As of December 31, 2015 there are no options available for future grants under the Plan. Each option granted under the Plan expires between 2-10 years from the date of the grant. The options vest gradually over a period of up to four years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's employee and director stock option activity and related information for the year ended December 31, 2015, is as follows:

	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
	2015		2014		2013
Outstanding - beginning of year	136,256	$9.62	144,726	$14.80	93,512	$23.45
Changes during the year:
Granted	109,625	$2.78	16,125	$5.70	90,000	$3.87
Exercised	-	$-	-	$-	(30,574)	$2.84
Forfeited	(6,987)	$12.49	(24,595)	$37.55	(8,212)	$37.52

Outstanding - year end	238,894	$6.65	136,256	$9.62	144,726	$14.8

Vested and expected to vest	88,766	$12.47	58,982	$16.64	47,614	$37.09
Exercisable at year end	88,766	$12.47	136,256	$9.62	47,614	$37.09

During years 2015, 2014, and 2013, stock-based compensation expense related to employees and directors stock options amounted to $119, $100 and $23, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $ 2.43, $5.32 and $4.18, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2015 was $2.99. The aggregate intrinsic value of the outstanding options as of December 31, 2015, 2014 and 2013 is $0, $0 and $378, respectively. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary Shares on December 31, 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015.

No options were exercised during the years ended on December 31, 2015 and 2014. As of December 31, 2015 and December 31, 2014, there were a total of $187 and $182, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's Plan. That cost is expected to be recognized through 2018.

No cash was received from exercise of options in the years ended December 31, 2015 and 2014.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-    SHAREHOLDERS' EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2015 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2015	life (years)	2015	(years)

2.237	26,625	4.81	-	-
2.96	83,000	4.30	-	-
3.23	375	1.14	375	1.14
3.40	375	0.97	375	0.97
3.88	375	3.88	125	3.88
3.88	90,000	2.85	59,999	2.85
4.02	5,000	3.55	1,666	3.55
6.67	10,000	3.28	3,332	3.28
6.67	375	3.28	125	3.28
8.00	5,749	0.25	5,749	0.25
33.60	3,750	2.24	3,750	2.24
50.40	13,170	1.31	13,170	1.31
60.00	100	0.24	100	0.24

Grand Total	238,894	3.45	88,766	2.44

d.	Warrants issued to service providers and debt providers:

The Company accounts for warrants issued to service providers and debt providers in accordance with the provisions of ASC 505-50, "Equity-Based Payments to Non-Employees. The fair value for these warrants was estimated at the date of grant using the Black-Scholes option pricing model. All warrants were fully vested as of December 31, 2015. There were no expenses related to these warrants in years ended December 31, 2015, 2014 and 2013.

No warrants were granted during the years 2015, 2014 and 2013 to service and debt providers.

The Company's outstanding warrants to service providers as of December 31, 2015 are as follows:

Exercise price	Warrants* outstanding	Weighted average remaining Contractual life (years)
$10	5,000	0.59

*	All warrants are exercisable as of December 31, 2015.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate was 25% in 2013 and 26.5% for years 2014 and 2015. Effective January 1, 2016 the corporate tax rate will be 25%.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2015, in the amount of approximately $ 33,000. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,600.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2015	2014

Net operating loss carry forward (1)	$8,702	$8,731
Allowances and provisions	107	115
Intangible assets, net	7	129

	8,816	8,975

Valuation allowance (2)	(8,816)	(8,975)

Net deferred tax Liability	$-	$-

(1)	See Note 13b.

(2)	In years 2015 and 2014, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2015 amounts to a decrease of $159 due to a decrease of the intangible assets balance.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2015	2014	2013

Current	$7	$108	$13
Other	(29)	-	-

	$(22)	$108	$13

Domestic	(27)	101	7
Foreign	5	7	6

	$(22)	$108	$13

e.	Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2014	2013

Domestic	$285	$(405)	$(41)
Foreign	27	80	54

	$312	$(325)	$13

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS Odem and BOS Dimex have final assessments through 2011. BOS has final assessments through 2010.

Tax assessments for Ruby-Tech Inc., a U.S. subsidiary, through 2010 have all been assessed as final.

h.	In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's Consolidated Statements of Operations.

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS Dimex and BOS Odem may be subject to auditing by the Israel tax authorities for fiscal years 2012 and thereafter. BOS may be subject to auditing by the Israel tax authorities for fiscal years 2011 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2011 and thereafter.

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

As of December 31, 2015 and December 31, 2014, the total balance of uncertain tax positions is $56 and $77, respectively. The decrease in 2015 relates to the reduction of previous years’ uncertain tax position.

NOTE 14:-    SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2015	2014	2013
Financial income:
Interest income	$1	$1	$2
In respect of Liability related to Dimex acquisition	-	70	16

	1	71	18
Financial expenses:
In respect of bank loans, bank fees and liability related to Dimex
acquisition	(311)	(454)	(506)
Change in fair value of forward contracts which are not designated as hedging	(24)	(31)	(36)
Other (mainly foreign currency transaction losses)	(42)	(31)	(47)

	(377)	(516)	(589)

	$(376)	$(445)	$(571)

The following table sets forth the computation of basic and diluted net loss per share:

b.	Net earnings (loss) per share:

	Year ended December 31,
	2015	2014	2013
1. Numerator:
Income (loss)	$334	$(433)	$-

Net income (loss) available to Ordinary shareholders	$334	$(433)	$-

2. Denominator (in thousands):

Basic and diluted weighted average Ordinary shares outstanding (in thousands)	1,970	1,449	1,172
Basic and diluted income (loss) per share	$0.17	$(0.30)	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-   SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting .

a.	Revenues, gross profit and assets for the operating segments for the years 2015, 2014 and 2013 were as follows:

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated

2015

Revenues	$9,270	$16,336	$(7)	$25,599
Gross profit	$2,608	$2,529	$-	$5,137
Assets related to segment	$9,991	$6,834	$-	$16,825

2014

Revenues	$11,328	$16,317	$(44)	$27,601
Gross profit	$2,868	$2,177	$-	$5,045
Assets related to segment	$9,596	$6,665	$-	$16,261

2013

Revenues	$10,451	$15,496	$(44)	$25,903
Gross profit	$2,882	$2,149	$-	$5,031
Assets related to segment	$10,476	$8,711	$-	$19,187

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-   SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2015, 2014 and 2013 based on the location of customers:

	Year ended December 31,
	2015		2014		2013
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$19,044	480	22,166	556	20,348	689
India	3,140	-	1,039	-	2,494	-
Far East	1,390	-	2,257	-	636	-
Europe	1,170		1,624	-	1,896	-
America	855	$-	515	-	529	-

	$25,599	$480	$27,601	$556	$25,903	$689

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2015	2014	2013

Customer A (Supply Chain Segment)	13%	13%	13%

NOTE 16:-     RELATED PARTIES

a.	Service Agreement with Cukierman & Co.:

In 2003, the Company's Audit Committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd. ("Cukierman & Co."), to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the "Service Agreement"). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003 until January 8 2015, Mr. Cukierman served as Chairman of the Company's Board of Directors and was also a co-manager of the Catalyst Fund, a shareholder of Company. For its services, Cukierman & Co. was paid a monthly sum of $ 10 plus VAT (except from February 9, 2009 until December 31, 2010, during which period Cukierman & Co. agreed to temporarily reduce such fee to $8.5), in addition to a success fee of 4%-6% for a consummated private placement. The Service Agreement, as supplemented, provided for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

Pursuant to an amendment to the Service Agreement, as of July 1, 2012, the private placement portion of Cukierman & Co’s services were discontinued, the monthly payment was reduced to approximately $6.4 plus VAT, reflecting payment for the business development and mergers and acquisitions services only.

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

In February 2015, the Company terminated the Service agreement.

Expenses the Company recorded according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2015	2014	2013

Retainer fee	$12	$76	$76

Total	$12	$76	$76

During the years 2015, 2014 and 2013, the Company issued 4,065, 17,747 and 20,932 Ordinary Shares to Cukierman & Co as per the revised Service Agreement, respectively.

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

The exercise price of the options is $ 3.8 and they vest and become exercisable in 16 equal quarterly installments. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. As of December 31, 2015 there are no outstanding options under this agreement.

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

During the years 2015, 2014 and 2013 the Company issued to Edouard Cukierman 0, 17,079 and 7,787 Ordinary Shares, pursuant to the revised Agreement.

On January 4, 2015 the Company’s shareholders resolved to terminate Mr. Cukierman services as a member of the Company’s Board of Directors, and therefore the Active Chairman Agreement which expired on December 31, 2014, was not extended.

Expenses incurred in accordance with the Active Chairman Agreement with Edouard Cukierman are as follows:

	Year ended December 31,
	2015	2014	2013

Chairman fees	$-	$60	$60
Stock option compensation expenses	-	10	10

Total	$-	$70	$70

c.	Agreements with THCAP:

On December 13, 2012 the Company's shareholders approved that THCAP will be paid a monthly retainer for business development services in the amount of $3.7 per month to be paid in the Company's Ordinary Shares once a year, using a price per share as stipulated in the revised agreement. In addition, the Company's shareholders approved that those payments to THCAP on behalf of Mr. Gutierrez Roy's services as a Director be made in the Company's Ordinary Shares, on a quarterly basis.

On August 21, 2014 the Company's Board of Directors terminated the Advisory Agreement with THCAP.

On October 22, 2015 the Company’s Board of Directors approved the payment of THCAP’s directors fees in cash.

On December 31, 2015, 2014 and 2013 the Company issued to THCAP 0, 6,004 and 9,868 Ordinary shares for the retainer for business development services. On December 31, 2015, 2014 and 2013, the Company issued to THCAP 0, 2,405 and 1,219 Ordinary shares as directors fees.

Mr. Luis Gutierrez Roy, managing partner of THCAP, has left the Company's Board of Directors on July 15, 2015.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-    RELATED PARTIES (Cont.)

Expenses incurred according to the agreements with THCAP are as follows:

	Year ended December 31,
	2015	2014	2013

Retainer fees	$-	$28	$44
Directors fee	6	8	7

Total	$6	$36	$51

NOTE 17:-   SUBSEQUENT EVENTS

a.	On November 30, 2015 the Company, through its wholly owned subsidiary, BOS-Dimex signed a definitive agreement for the acquisition of the business operations of iDnext Ltd. ("iDnext") and its subsidiary Next-Line Ltd. (“Next-Line”). The acquisition was consummated on January 1, 2016.

iDnext, incorporated in 1997, is a private Israeli company that specializes in Automatic Identification and Data Capture ("AIDC") through barcode and RFID technology, mainly for libraries.

Next-Line, incorporated in 2008, specializes in providing on-site inventory count services mainly to leading retail chains in Israel in the fields of apparel, food, convenience and pharma. Next-Line also provides asset tagging and counting services for corporate and governmental entities. With its experienced team and proprietary software, Next-Line is able to quickly and accurately count inventory with minimum shutdown time.

BOS-Dimex acquired the business operation of iDnext and Next-Line in consideration for cash and the Company’s Ordinary Shares. The consideration included an initial payment of NIS 1,600 (approximately $411) paid in cash and NIS 1,300 (approximately $334) paid by the issuance of 162,734 Company’s Ordinary Shares (representing approximately 7% of the Company’s then outstanding shares). BOS-Dimex shall make additional payments based on the annual operational profit of the acquired business in the calendar years 2016 and 2017.

b.	On January 2016, the Company and its Israeli subsidiaries entered into an agreement with an Israeli bank, which converted their bank debt into long term loans. The agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. In addition, the Company and its subsidiaries undertook to repay the bank $1.2 million plus interest, in 36 equal instalments commencing 2016 (See Note 10).

- - - - - - - - - - -