Form 20-F
period 2016-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2017-03-27
CIK 1005516

As filed with the Securities and Exchange Commission on March 27, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

2,935,286 Ordinary Shares, nominal value NIS 80.00 per share, as of December 31, 2016 and 3,005,068 Ordinary Shares, nominal value NIS 80.00 per share, as of February 28, 2017.

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

3A.        Selected Consolidated Financial Data

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2013 and 2012, and the consolidated balance sheet data as of December 31, 2014, 2013 and 2012, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

Statement of Operations Data: (in U.S. thousands of dollars with the exception of per share data)

Year ended December 31,	2012	2013	2014	2015	2016

Revenues	24,503	25,903	27,601	25,599	27,427
Cost of revenues	19,435	20,872	22,556	20,462	22,112
Gross profit	5,068	5,031	5,045	5,137	5,315
Operating expenses:
Research and development, net	125	-	-	-	-
Sales and marketing	3,058	2,924	3,043	2,768	3,111
General and administrative	1,693	1,523	1,882	1,681	1,498
Total operating expenses	4,876	4,447	4,925	4,449	4,609
Operating income	192	584	120	688	706
Financial expense, net	(781)	(549)	(444)	(376)	(339)
Other expenses, net	(147)	(22)	(1)	-	-

Income (loss) before taxes on income	(736)	13	(325)	312	367
Taxes on income (tax benefit)	(187)	13	108	(22)	7
Net income (loss)	(549)	-	(433)	334	360

Basic and diluted net income (loss) per share	$(0.49)	$-	$(0.30)	$0.17	$0.14
Weighted average number of shares used in computing basic net income (loss) per share	1,118	1,172	1,449	1,970	2,587
Weighted average number of shares used in computing diluted net income (loss) per share	1,118	1,172	1,449	1,970	2,593

Consolidated Balance Sheet Data:	2012	2013	2014	2015	2016

Cash and Cash Equivalents	354	1,005	1,522	1,419	1,286

Working Capital (*)	(739)	(500)	634	5,246	6,099

Total Assets	18,049	19,187	16,261	16,825	18,144
Short-term banks loan and current maturities of long-term bank loans	6,383	5,924	4,867	400	400
Long-term liabilities	2,017	1,305	383	3,653	2,943
Shareholders’ equity	3,156	3,703	5,297	6,505	8,584

(*) Working capital comprises of:
Current assets	12,137	13,679	11,215	11,913	12,716
Less: current liabilities	12,876	14,179	10,581	6,667	6,617
	(739)	(500)	634	5,246	6,099

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

As of December 31, 2016, we had $3.1 million in long-term debt (including current maturities of $400,000) and no short term bank loans.

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

As of December 31, 2016, we had an accumulated deficit of $70.6 million. We ended year 2016 with a net income of $360,000, year 2015 with a net income of $334,000 and year 2014 with a loss of $433,000. While we ended year 2013 at breakeven, we had net losses in each of the fiscal years 2011-2012. Our ability to maintain and improve future levels of sales and achieve profitability depends on many factors, which include:

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

We rely on Bank Leumi le-Israel Ltd. (“Bank Leumi”) to provide all of the credit facilities to our subsidiaries. As of December 31, 2016, we had $3.1 million in long term debt to Bank Leumi.

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These limitations may force us to pursue less than optimal business strategies or forgo business arrangements, which could have been financially advantageous to our shareholders and us. Our debt obligations also contain various covenants, which require that we maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. Our failure to comply with the restrictions and covenants contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources”).

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

We cannot make assurances that we will be successful in attracting, integrating, motivating and retaining key personnel. If we are unable to retain our key personnel and attract additional qualified personnel, as and when needed, our business may be adversely affected.

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

Our growth increases the complexity of our operations, places significant demands on our management and our operational, financial and marketing resources and involves a number of challenges, including:

●	retaining and motivating key personnel of the acquired businesses;

●	assimilating different corporate cultures;

●	preserving the business relationships with existing key customers and suppliers;

●	maintaining uniform standards, controls, procedures and policies;

●	introducing joint products, solutions and service offerings; and

●	having sufficient working capital to finance growth.

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

In January 2016, the Company consummated the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. This acquisition is subject to a variety of risks that could seriously harm our business, financial condition, results of operations, and share price. These risks include, among others:

●	the incurrence of unexpected expenses associated with acquisition and the integration of the acquired business into our Company;

●	difficulties in the assimilation and integration of the acquired operations, personnel, technologies, products, and information systems;

●	the diversion of management’s attention from other business concerns;

●	contractual disputes;

●	the potential loss of key employees;

●	incompatible business cultures;

●	difficulties in implementing and maintaining uniform standards, controls and policies;

●	the impairment of relationships with employees and customers as a result of integration of new personnel; and

●	the potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

We may expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

In January 2016, we completed the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. We may expand our services through additional acquisitions. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. There can be no assurance that we will be able to successfully integrate and manage future acquisitions, if they occur.

Furthermore, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity which existed prior to the acquisitions or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for bad debts may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel, the Far East and Europe. We do not generally require collateral; however, a significant portion of our debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. or through letters of credit.

The balance of allowance for bad debt as of December 31, 2016 amounted to $116,000 which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

Certain customers of our Supply Chain Solutions division may cancel purchase orders they placed before the delivery.

Supply chain programs for the sale of electronic components, including the programs offered by our Supply Chain Solutions division, are designed to accommodate the preference of customers to work with a limited number of suppliers that are able to provide a wide range of electronic components under one order. In the event we are not able to provide all of the components required by a customer, such customer could elect to terminate the entire order before its delivery. In addition, certain of our individual product orders provide a right of termination prior to delivery.

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

In addition, in the face of an increased number of refurbished or non-original components offered in the marketplace, certain customers have begun to insist on only purchasing components directly from authorized distributors of the manufacturers. This could impair our ability to sell components of manufacturers for which we do not serve as authorized dealers and may have a substantial adverse effect on our business.

Our products may contain defects that may be costly to correct, delay market acceptance of our products, harm our reputation and expose us to litigation.

Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of certain jurisdictions and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe on the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging an infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from selling products that infringe on such intellectual property of a third party. In addition, an unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government Laws and Regulations, which if violated, could subject the Company to civil or criminal fines and penalties.

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government procurement laws and regulations which change frequently, including regulations relating to import-export control and technology transfer restrictions. In addition, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, include anti-bribery provisions. If we, or our sales representatives, fail to comply with these laws and regulations, we could be subject to administrative, civil, or criminal liabilities that could have a material adverse effect on our business and results of operations. We may not always be protected in cases of the violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf and such violations may have a material adverse effect on our reputation operating results and financial condition.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 39% of our Supply Chain Solutions division purchases in the year 2016 were sourced from five key suppliers and 42% of our RFID and Mobile Solutions division purchases in the year 2016 were sourced from six other key suppliers (including a software supplier). In the year 2015, 33% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 47% of our RFID and Mobile Solutions purchases were sourced from six other key suppliers.

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with any of these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative supplier can be procured.

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

Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expenses levels are relatively fixed, or require some time for adjustment. As a result, revenue levels falling significantly below our expectations will adversely affect our results of operations.

The rate of inflation in Israel may negatively impact our costs if it exceeds the rate of devaluation of the NIS against the U.S. dollar. Similarly, the U.S. dollar cost of our operations in Israel will increase to the extent increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the U.S. dollar.

A substantial amount of our revenues is denominated in U.S. dollars (“U.S. dollars” or “dollars”) or is U.S. dollar-linked. However, we incur a significant portion of our expenses, principally salaries and related personnel expenses in Israel and rent for our facilities in Israel, in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel will increase and our U.S. dollar-measured results of operations will be adversely affected.

 Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2016, the NIS appreciated against the dollar by approximately 1.5%. In 2015 and 2014, the NIS depreciated by approximately 0.3% and 12%, against the U.S. dollar, respectively. In 2016, 2015 and 2014, the annual deflation was 0.2, 1% and 0.2%, respectively. Therefore, the U.S. dollar cost of our Israeli operations increased in 2016 and decreased in 2015 and 2014. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

We have sold and intend to continue to sell products in overseas markets, including in Europe and the Far East. A number of risks are inherent in engaging in international transactions, including:

●	possible problems in collecting receivables;

●	the imposition of governmental controls, or export license requirements;

●	political and economic instability in foreign companies;

●	foreign currency exchange rate risk;

●	trade restrictions or changes in tariffs being imposed; and

●	laws and legal issues concerning foreign countries.

If we should encounter such difficulties in conducting our international operations, they may adversely affect our business condition and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

A financial and economic downturn in Israel or in one or more of our overseas markets may cause revenues of our customers to decrease. This may result in reductions in sales of products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers.

We may be obligated to indemnify our directors and officers.

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, indemnification by the Company for its directors and senior officers for: (a) monetary liability imposed upon a director or officer in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his or her capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by a director or officer (A) pursuant to an investigation or a proceeding commenced against him or her by a competent authority, provided that (i) it was terminated without an indictment and without having a monetary charge imposed on them in lieu of criminal proceedings (as such terms are defined in the Israeli Companies Law 1999 – 5759 (the “Israeli Companies Law”)); or (ii) it was terminated without the filing of an indictment but with a monetary charge imposed on him or her in lieu of criminal proceedings for a crime that does not require proof of criminal intent; (B) or in connection with a financial sanction, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (c) reasonable litigation expenses, including attorney’s fees, incurred by a director or officer or imposed on him or her by a court, in a proceeding brought against him or her by or on behalf of the Company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in its capacity as a director or officer of the Company, (d) expenses, including reasonable litigation expenses and legal fees, incurred by such a director or officer as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law 5728 – 1968 (the “Israeli Securities Law”) or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law. Payments pursuant to such indemnification obligation may materially adversely affect our financial condition.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based upon our current and projected income, assets and activities, we do not believe that at this time BOS is a passive foreign investment company for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have materially adverse tax consequences for our U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing our U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to our U.S. shareholders if we are subsequently determined to be a PFIC. You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of our Ordinary Shares under your own particular factual circumstances.

 A decline in the value of our market capitalization or other factors could require us to write-down the value of our goodwill, which could have a material adverse effect on our results of operations.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.9 million at December 31, 2016. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

If our market capitalization experiences a significant decline and is below the value of our Shareholders’ equity, if the carrying amount of a reporting unit exceeds its fair value, or if any other quantitative or qualitative indication of impairment of goodwill arises in the future, we may be required to record impairment charges for our goodwill. Any such write-downs, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

There are substantial risks associated with the YA Global Standby Equity Distribution Agreements, which could contribute to the decline of our share price and have a dilutive impact on our existing shareholders.

The sale of our Ordinary Shares to YA Global Master SPV Ltd. (YA Global), pursuant to the Standby Equity Distribution Agreement, dated as February 17, 2015, (the “2015 SEDA”), (see “Item 5B – Liquidity and Capital Resources”) will have a dilutive impact on our shareholders. Under the 2015 SEDA, we have the right to sell Ordinary Shares to YA Global for a total purchase price of $1,300,000, of which $594,649 remained available as of February 28, 2017. YA Global may resell some, if not all of the shares we issue to it under the 2015 SEDA and such sales could cause the market price of our Ordinary Shares to decline. In the event of any such decline, any subsequent advances would require us to issue a greater number of Ordinary Shares to YA Global in exchange for each dollar of the advance. Under these circumstances, our existing shareholders would experience a greater dilution. Although YA Global is precluded from short sales, the sale of our Ordinary Shares under the 2015 SEDA could encourage short sales by third parties, which could contribute to the further decline of our share price.

The closing market price of our Ordinary Shares as of February 28, 2017 was $2.25. Assuming this is the price per share used as a basis for the calculations for all drawdowns under the 2015 SEDA, the price per share for sales to YA Global would be $2.09 (net of a discount of 7% to which YA II PN. Ltd. is entitled under the 2015 SEDA), and we would be able to sell the 284,521 Ordinary Shares to YA Global, and receive gross proceeds of $594,649 in total. Such amount of shares would comprise 8.6% of our issued and outstanding share capital (post sale), which would result in an additional dilution of our shareholders.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our Ordinary Shares.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. We expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our Ordinary Shares.

If our employees commit fraud or engage in other misconduct, including noncompliance with regulatory standards and requirements or insider trading, our business may experience material adverse consequences.

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

If a director, an executive or an employee was to be investigated, or an action was to be brought against him or her for insider trading or fraud, it could have a negative impact on our reputation and our share price. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our operations.

Risks related to our Ordinary Shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2016 through February 28, 2017, the daily closing price of our Ordinary Shares in NASDAQ has ranged from $1.64 to $4.07 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

●	variations between actual results and projections;

●	the limited trading volume in our stock;

●	changes in our bank debts; and

●	Nasdaq Capital Market Listing Standards non-compliance notices.

In addition, stock markets in general have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of the affected companies. These broad market fluctuations may adversely affect the market price of our Ordinary Shares, regardless of our actual operating performance.

The Company’s shares may be delisted from the NASDAQ Capital Market if it does not meet NASDAQ’s continued listing requirements.

Over the years, the Company has received several notices from the NASDAQ Stock Market advising it of the non-compliance of its shares with continued listing requirements on the NASDAQ Capital Market.

On January 17, 2012, the Company received a notice from the Listing Qualifications Department of Nasdaq advising us that the Company had failed to comply with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in Nasdaq Listing Rules.

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

There can be no assurance that the Company will continue to qualify for listing on the Nasdaq Capital Market. If the Company’s Ordinary Shares are delisted from the Nasdaq Capital Market, trading in its Ordinary Shares could be conducted on the over-the-counter market. In addition, if the Company’s Ordinary Shares were delisted from the Nasdaq Capital Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of our shareholders to sell their Ordinary Shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares.

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

Since its establishment in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. Any armed conflicts, terrorist activities, political instability or hostilities in the region or that involve Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital. In addition, Israel faces threats from more distant neighbors, in particular, Iran that has threatened to attack Israel. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Syria (ISIS), a violent jihadist group, is involved in hostilities in Iraq and Syria and its stated purpose is to take control of the Middle East, including Israel.

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

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called up for active military duty at any time. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

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

All of our directors and officers reside outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Our address in the United States is B.O.S Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our subsidiaries’ websites are: Odem - www.odem.co.il; Dimex – www.dimex.co.il. and www.idnext.co.il. The information contained on, or linked from, our websites is not a part of this report.

We operate our business through two divisions:

●	Supply Chain Solutions – conducted through our wholly owned subsidiary, Odem. Our Supply Chain Solutions business offers mainly electro mechanical components to customers in the defense, high technology industry and supply chain services for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

●	RFID and Mobile Solutions – conducted through our wholly owned subsidiary, Dimex. Our RFID and Mobile Solutions offerings form a comprehensive turn-key solution for Automatic Identification and Data Collection (AIDC), combining mobile infrastructure and a software application of manufacturers that we represent. In addition, following the acquisition in January 2016 by Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

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

On January 1, 2016, Dimex consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”), for a total consideration of $886,000. The consideration was comprised of a loan conversion in the amount of $256,000, initially advanced as a loan to iDnext and Next-Line in December 2015 and applied towards the consideration upon the closing of the acquisition, a cash payment of $154,000 and the issuance of 162,734 Ordinary Shares of the Company for a value of $298,000. Additionally, Dimex has recorded a liability in the amount of $178,000, reflecting its commitment to make additional contingent payments based on the annual operational profit of the acquired business in the calendar years 2016 and 2017. As of December 31, 2016, this liability was fully written off due to insufficient operating profit of the acquired business in the year ended December 31, 2016. The Company's management expects that in the year 2017 the acquired business will not meet the profitability targets that would trigger the additional contingent payments.

The Company’s Ordinary Shares are currently listed on the NASDAQ Capital Market. Following the Company’s request, on May 12, 2009 the Company’s Ordinary Shares were delisted from trading on the Tel Aviv Stock Exchange (the “TASE”). The delisting of the Ordinary Shares from the TASE did not affect the continued listing of the Ordinary Shares on the NASDAQ Capital Market under the symbol BOSC. As a result of the delisting of the Company’s Ordinary Shares from the TASE, the Company is no longer subject to reporting requirements in Israel, under the Israeli Securities Law.

On November 23, 2010, the Company's two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary BOS Supply Chain Solutions (Summit) Inc. (“Summit”), filed a Chapter 7 petition with the US Bankruptcy Court. In March 2011, the Lynk case was closed. In April 2014, the Summit case was closed.

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

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers, government and livestock markets. The Company’s Supply Chain Solutions customers include, among others, Rangsons Electronics Pvt Ltd., Centum Electronics Limited and Fokker Elmo Sasmos Interconnection Systems Ltd. from the Indian market, and Refael and the Israel Aerospace Industries from the Israeli market. The Company is continuing to expand into the Indian market. The Company’s RFID and Mobile Solutions currently has all of its sales in Israel and its customers include, among others, Shufersal Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd., The Ministry of Agriculture & Rural Development and Tnuva Ltd.

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

BOS’ RFID and Mobile Solutions division offers the integration of turnkey solutions as well as stand-alone products, including best-of-breed RFID and Automatic Identification Data Capture (AIDC) hardware, communications, equipment and industry-specific software applications. Customers can opt for a full solution comprised of hardware and software, or choose to purchase specific items as a stand-alone product or service.

The Company’s RFID and Mobile Solutions division purchases AIDC equipment based on RFID and the barcode technology of leading global manufacturers. Such manufacturers include Zebra Technologies Corp., M3 Mobile, DLog GmbH, Honeywell International Inc., Tadbik Ltd., Bibliotheca RFID Libary Systems AG and Unique Technology Europe BV.

Specifically, the Company’s RFID and Mobile Solutions division offers the following products and services:

●	Hardware and systems, including:

○	Thermal and barcode printers;

○	RFID and barcode scanners and readers;

○	Wireless, mobile and forklift terminals;

○	Wireless infrastructure;

○	Active and passive RFID tags (HF & UHF); and

○	Consumables (ribbons, labels, tags)

○	RFID system for libraries - The system is comprised of automatic self-service stations, staff stations, security gates, and RFID tags that are affixed to the books. The system was developed by Bibliotheca and BOS is the integrator in Israel.

●	Software Applications:

BOS has provided a set of software solutions for vertical segments:

○	LIVESTOCK is a software application that enables livestock operators to manage, track, support and plan all day-to-day tasks.

○	CarID is a turnkey solution to identify and track vehicles in a variety of transportation-related settings, such as auto vehicle testing centers, public and company parking lots, industrial factories and automobile dealers, importers or distributors. By using RFID tags on their vehicles, BOS CarID enables companies, government transportation agencies and law enforcement officials in the transportation field to effectively manage, track, support and plan all day-to-day vehicle-related activities.

○	Warehouse Management System is an optimized data collection solution for logistics management in stores and warehouses. The solution is based on RFID tags or bar codes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse/logistics operations. The System enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and provides them with the ability to locate inventory in their stockroom. It provides inventory managers with a direct communication link to the sales floor and assists them in minimizing inventory loss or theft. It also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock and provide the customer with up-to-date product information.

○	Mfgr. is a production line tracking solution whereby manufacturing companies can track the progress and status of items on a production line. The solution is based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With Mfgr. items entering the manufacturing plant are labeled with RFID tags or bar codes, which allow fixed readers, located along the production line, to record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

In August 2012, the Company entered into a cooperation agreement with an independent software development company for the maintenance, development and support of its software solutions. The selling and marketing of the software solutions continue to be performed by the Company’s RFID and Mobile Solutions division.

●	Services:

BOS’ RFID and Mobile Solutions division provides also complementary services such as:

○	Integration services for the AIDC solution with customer’s Enterprise Resource Planning systems. These services include site surveys, business requirements analyses, system design and configuration, implementation, testing, deployment and customer' workforce training;

○	A service lab that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans; and

○

In addition, following the acquisition in January 2016 by Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

In 2016, 44% of our revenues were attributed to sales generated from the Company’s RFID and Mobile Solutions division.

Supply Chain Solutions

The Company’s Supply Chain Solutions division provides electronic components, telecommunications equipment and components consolidation services to the aerospace, defense, medical and telecommunications industries as well as enterprise customers worldwide.

These services include:

●	The representation of global manufacturers and distribution of their electronics components and communications products (see below);

●	For aerospace customers:

○	Consolidation services – offering customers with one contact point for a wide range of electromechanical components of various manufacturers;

○	Kitting services – Performing inventory and quality control management of components entering production lines; and

○	Inventory management for ongoing projects, including all warehouse functions such as storage and operations.

The Company’s Supply Chain Solutions division represents and distributes engineering designs for sale on a non-exclusive basis to, among others, International Rectifier Inc., Sensata Technologies Inc., Integrated Power Designs, Inc., Positronic Global Connector Solutions, Netpower, Switchcraft Inc., First Sensor A.G., Fema Electronics Corporation, SGC Technologies Inc. and Civue Optotech Inc.

In 2016, 56% of our revenues were attributed to sales of the Supply Chain Solutions division.

Marketing, Distribution and Sales

RFID and Mobile Solutions

The Company markets its RFID and Mobile Solutions primarily to medium and large sized corporations through a combination of direct sales and sales agents.

Supply Chain Solutions

The Company markets its Supply Chain Solutions directly to customers or through distributors. The Company’s sales force is comprised of direct sales teams and sales agents.

Seasonality

The Company’s sales are subject to seasonality. The revenues of the first and fourth quarter are usually relatively higher than the revenues for the second and third quarter. The seasonality is attributable mainly to inventory counting services which generate a majority of their revenues in the fourth and first quarter of the year.

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2016	%	2015	%	2014	%
Israel	$20,619	75	$19,044	74	$22,166	80
India	$3,119	11	$3,140	12	$1,039	4
Far East	$2,964	11	$1,390	6	$2,257	8
Europe	$314	1	$1,170	5	$1,624	6
America	$411	2	$855	3	$515	2
Total Revenues	$27,427	100	$25,599	100	$27,601	100

Sales by quarters

	2016	%	2015	%	2014	%
Q1	$8,067	29	$5,827	23	$7,241	26
Q2	$6,308	23	$6,101	24	$6,891	25
Q3	$6,275	23	$6,295	25	$6,791	25
Q4	$6,777	25	$7,376	28	$6,678	24
Total Revenues	$27,427	100	$25,599	100	$27,601	100

Sales by divisions

	2016	%	2015	%	2014	%
RFID and Mobile Solutions	$12,197	44	$9,270	36	$11,328	41
Supply Chain Solutions	$15,291	56	$16,336	64	$16,317	59
Intercompany	$(61)	-	$(7)	-	$(44)	-
Total Revenues	$27,427	100	$25,599	100	$27,601	100

Competition

RFID and Mobile Solutions

The RFID and Mobile Solutions market is subject to rapidly changing technology and evolving standards incorporated into mobile equipment, Enterprise Resource Planning systems, computer networks and host computers. As the market grows, so does the number of competitors. A few of the competitors in Israel have greater financial, marketing and technological resources than BOS.

In Israel, the Company’s main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., LogiTag Systems Ltd., Globe Tag Ltd. Galbital RFID Solutions Ltd, Infosystem and Isics.

Supply Chain Solutions

The Company holds several representation agreements with major manufacturers. The representation agreements are not entered into on an exclusive basis.

The Company’s Israeli competitors for distribution to the electronic industry include the publicly traded Telsys Ltd. and STG International Electronics (1981) Ltd., as well as Nisco Projects Ltd., Eastronics Ltd., Elimec Engineering Ltd. and Teder Electro Mechanical Engineering Ltd.

In the international market, the Company’s competitors consist of mainly Arrow Electronics International Inc., Avnet Electronics Marketing, TTI Inc., PEI-Genesis Inc., Weco Electrical Connectors Inc., Electro Enterprises Inc., Flame Enterprise Inc., Norstan Electronics Inc., Peerless Electronics Inc. and Future Electronics.

Strategy

The Company’s vision is to become a leading global provider in the field of RFID and Mobile Solutions and Supply Chain Solutions for enterprise logistics and organizational processes.

The key elements of the Company’s strategy are as follows:

●	Expand its RFID and Mobile product offerings, mainly through acquisitions of complementary solutions. This will include the sale and integration of new complementary hardware and software to its existing customer base and sales to new customers. In January 2016, Dimex acquired the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. Following this acquisition, Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities;

●	Expand the Supply Chain Solutions operations to outside of Israel and mainly into India. Sales to the Far East increased from $4.5 million in year 2015 to $6.1 million in year 2016.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)      Dimex, an Israeli corporation, representing the RFID and Mobile Solutions division;

(2)      Odem, an Israeli corporation, representing the Supply Chain Solutions division;

In the United States:

(1)      Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon Lezion	1,978	January 2017 through – September, 2018

In March 2015, we moved our operations in the north of Israel to our main premises in Rishon Lezion, which now serves as our only facility.

Our average monthly rental fee for the year 2016 and for the year 2015 amounted to $12,999 and $11,597, respectively.

Item 4A:   Unresolved Staff Comments

Not Applicable.

Item 5:  Operating and Financial Review and Prospects

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and notes thereto. Certain matters discussed below and throughout this Annual Report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “do not believe”, “estimate”, “expect”, “plan”, “intend”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein.

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

Revenues from product sales, related to both the Supply Chain Solutions and RFID and Mobile Solutions segments, are recognized in accordance with SAB 104, Revenue Recognition (“ASC 605”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

Revenues from customized software solutions, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, (“ASC 605-35”), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

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

Our general and administrative expenses consist primarily of salaries and related costs earned by management and financial departments, professional service fees, expenses related to our directors, Nasdaq fees, investor relations and legal fees.

Our operating results are significantly affected by, among other things, the level of revenues. Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter. Certain of our expenses are mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition, results of operations and for fully understanding and evaluating our reported results:

●	Inventories

●	impairment of long-lived assets and goodwill

●	revenue recognition

a.	Inventories:

Inventories are valued at the lower of either cost or market value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

b.	Impairment of Long-Lived Assets and Goodwill

Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Asset, whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets (or asset group) are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets (or asset group) exceeds their fair value. The fair value of the brand name and customer list related intangibles was determined by the Income Approach method. Assumptions in the fair value assessment included: the impact of changes in economic conditions, revenue and cash flow forecasts for the remaining lives of the intangibles and the Company’s weighted average cost of capital (“WACC”).

During 2016, 2015 and 2014, no impairment losses were been identified.

Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but, instead, is tested for impairment at least annually, or between annual tests, in certain circumstances, and written-down when impaired.

Goodwill as of December 31, 2016 and December 31, 2015 amounted to $4,676,000 and $4,122,000, respectively.

Testing Methodology:

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, and on other occasions, if there are indicators of impairment present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The reporting unit of the Company for purposes of the impairment test is the Company’s RFID and Mobile Solutions division. Discrete financial information is available for this component of the business. Management regularly reviews the operating results of this component.

The Company determines the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2016 were five years of projected net cash flows, WACC of 15.1% and a long-term growth rate of 2%. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

Testing Results:

During 2016, 2015 and 2014 no impairment losses have been identified.

c.	Revenue Recognition:

The Company derives its revenues mainly from the sale of products and support services.

Revenues from product sales, related to both the Supply Chain Solutions and RFID and Mobile Solutions segments, are recognized in accordance with ASC 605”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is reasonably assured.

For revenues from customized software solutions, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Legal Contingencies

The Company is not a party to any legal proceedings.

5A.	Operating Results

All share and per share data in this report is reported after giving effect to the 1 for 4 reverse stock split that was effected on December 14, 2012.

Comparison of 2016 and 2015

Consolidated revenues increased by 7% to $27.4 million in year 2016 from $25.6 million in year 2015 mainly due to the acquisition of the business operations of iDnext and Next-Line.

Gross profit for 2016 was $5.3 million (gross margin of 19.3%) as compared to $5.1 million (gross margin of 20%) for 2015. The increase in gross profit is attributable to the increase in revenues of the RFID and Mobile division from $9.3 million in year 2015 to $12.2 million in 2016.

Operating expenses increased to $4.6 million in 2016 from $4.45 million in 2015. The increase in expenses is attributed mainly to the acquisition of the business operations of iDnext and Next-Line.

Financial expenses decreased to $339,000 in year 2016 from $376,000 in year 2015. The reduction in financial expenses is attributed to a reduction and currency exchange expenses.

Tax expenses for year 2016 amounted to $7,000 as compared to a tax benefit of $22,000 for year 2015.

Net income for year 2016 was $360,000 as compared to net income of $334,000 in 2015. The basic and diluted net income per share in 2016 was $0.14, compared to basic and diluted net income per share of $0.17 in 2015.

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

Variability of Quarterly Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the mix of products sold. In addition, due to potential competition and other factors, we may be required to reduce prices for our products and services in the future.

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

Impact of Inflation and Currency Fluctuations

We are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2016, the NIS appreciated against the dollar by approximately 0.2%. In 2015 and 2014, the NIS depreciated against the U.S. dollar by approximately 0.3% and 12%, respectively. In 2016, 2015 and 2014 the annual deflation rate in Israel was approximately 0.2%, 1% and 0.2%, respectively. Therefore, the U.S. dollar cost of our Israeli operations increased in 2016 and decreased in 2015 and in 2014. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2014 and in 2015 and 25% in 2016. Effective January 1, 2017 the corporate tax rate is 24%.

Grants and Participation

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

As of December 31, 2016, the Company has an outstanding off-balance sheet contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $3.75 million, with respect to the grants. During 2016 and 2015, the developed software for which the grant was received was no longer being sold. Accordingly, no royalty expenses were recorded during these years and the Company anticipates that no royalties will be paid in the future.

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

In the year ended on December 31, 2016, the Company had net income of $360,000 as compared to $334,000 in the year 2015 and a net loss of $433,000 in the year 2014. In the year ended December 31, 2016, the Company had a negative cash flow from operating activities amounting to $361,000 (attributed to the acquisition of iDnext and its subsidiary Next-Line at the beginning of 2016). In the years ended December 31, 2015 and 2014 the Company generated a positive cash flow from operating activities amounting to $370,000 in 2015, and $1.1 million in 2014, respectively. The Company’s cash and cash equivalents amounted to $1.3 million as of December 31, 2016. The Company had a positive working capital of $6,099,000, $5,246,000 and $634,000 as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively.

As of December 31, 2016, we had $2.7 million in long-term debt (net of current maturities of $400,000) and no short term bank loans.

On January 30, 2014, the Company requested shareholders who hold 161,000 warrants to defer the registration of the shares underlying the warrants issued to them. In connection with such deferral, the warrants’ exercise period was extended by an additional two years to July 22, 2017 and the exercise price of the warrants was adjusted to $7.43 (which was the weighted average closing price of the Company’s shares in the 20 days ending January 30, 2014). The extension of warrants held by Telegraph Hill Capital was approved by the Company’s shareholders meeting.

The Company’s loans from Bank Leumi are secured by:

●	first ranking fixed charges on any unpaid share capital of the Company, the goodwill of the Company, any securities held by the Company and certain Bank Leumi accounts and customer contract; and

●	floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future.

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantees the Company’s liabilities to Bank Leumi.

In January 2016, the Company and its Israeli subsidiaries entered into an agreement with Bank Leumi, which converted all of their short term bank debt, which amounted to $3.86 million as of December 31, 2015, into long term loans. Pursuant to the agreement, the company is obligated to pay the bank $1.2 million plus interest, in 36 equal instalments commencing in 2016. The remaining balance of the loans which amounts to $2.66 million shall be paid on December 31 2018. In addition, the agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results.

The Company paid in full its long term loan from Bank HaPoalim in November 2015. Bank HaPoalim’s loan agreements had contained various financial covenants which required that the Company’s Israeli subsidiaries maintain certain financial ratios and levels of profitability. These covenants were cancelled on February 2, 2014.

On June 18, 2013, the Company entered into a Standby Equity Distribution Agreement (the “June 2013 SEDA”), with YA Global. The June 2013 SEDA provided that, upon the terms and subject to the conditions set forth therein, YA Global was committed to purchase up to $600,000 of the Company’s Ordinary Shares over a two-year commitment period. The Company issued 7,500 shares to YA Global as a commitment fee for this financing. As of June 2014, the Company had drawn the full $600,000 on this equity line, for which it issued an aggregate of 107,782 Ordinary Shares.

In February 2014, the Company entered into a second Standby Equity Distribution Agreement (the “February 2014 SEDA”) with YA Global. The 2014 SEDA provided that, upon the terms and subject to the conditions set forth therein, YA Global was committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a three-year commitment period. The Company issued 13,715 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares was set at a 5% discount off the lowest daily VWAP (as such term is defined in the February 2014 SEDA) of the Ordinary Shares during the five consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). As of February 28, 2017, the Company has drawn $1,916,000 on this equity line, for which it issued an aggregate of 693,168 Ordinary Shares.

In February 2014, in addition to the February 2014 SEDA, the Company entered into a Note Purchase Agreement with YA Global, under which YA Global provided the Company with a one year bridge loan in the amount of $500,000. The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan and was paid in full by February 2015. The Company issued 2,500 Ordinary Shares to YA Global as a commitment fee for this bridge loan.

In February 2015, the Company entered into the 2015 SEDA with YA Global. The 2015 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $1,300,000 of the Company’s Ordinary Shares over a 40-month commitment period. The Company issued 28,930 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2015 SEDA. The Ordinary Shares to be issued to YA Global under the 2015 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2015 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the 2015 SEDA. As of February 28, 2017, $704,000 has been drawn on this equity line, for which it issued an aggregate of 343,915 Ordinary Shares. The Company has an effective registration statement covering the resale by YA Global of an additional 284,521 Ordinary Shares that the Company may sell to YA Global under the 2015 SEDA.

On November 27, 2014, the Company entered into a private placement agreement with Novel Infrastructure Ltd., a company owned by a Hong Kong investor. Under the agreement, the Company issued 128,147 Ordinary Shares at a price per share of $3.902, or $500,000 in total.

On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company raised an aggregate net amount of $573,000, net of $16,000 issuance expenses, at a price per share of $ 2.406.

On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares, which was approved by the Company’s shareholders.

On January 1, 2016 the Company issued 162,734 Ordinary Shares as part of the consideration in the iDnext business acquisition.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in U.S. dollars and NIS interest bearing deposits with banks. As of December 31, 2016, our trade receivables’ and trade payables’ aging days were 106 and 76 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $6,099,000 as of December 31, 2016. It is the Company’s opinion that current working capital is sufficient for the Company’s present requirements.

Cash Flows

Net cash used in operating activities in 2016 was $361,000. Net cash provided by operating activities in 2015 and 2014 was $370,000 and $1.1 million, respectively. The change from net cash provided by operating activities in 2015 to net cash used in operating activities in 2016, relates mainly to the acquisition of the business of iDnext and its subsidiary Next-Line that consumed working capital.

Net cash used in investment activities in year 2016, 2015 and 2014 amounted to $268,000, $47,000 and $81,000, respectively.

Net cash provided by financing activities in 2016 amounted to $496,000. Net cash used in financing activities in 2015 and 2014 amounted to $426,000, and $486,000, respectively.

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

BOS’ vision is to become a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions. Committed to this vision, we anticipate that RFID and Mobile product offerings will increase, mainly through acquisitions of complementary solutions. We also anticipate that the sales of the Supply Chain Solutions division in the Far East will continue to increase in year 2017.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2016, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars with the exception of per share data):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$3,134	$400	$2,734	$-	-
Accrued severance pay (2)	$194	-	-	-	$194
Operating lease - cars	$413	$224	$189	-	-
Purchase obligation for service and inventory	$6,591	$5,608	$983	-	-
Facilities lease	$471	$158	$286	$27	-
Total	$10,803	$6,390	$4,192	$27	$194

(1)	In January 2016, the Company and its Israeli subsidiaries entered into an agreement with Bank Leumi, which converted all of their short term bank debt, which amounted to $3.86 million as of December 31, 2015, into long term loans. Pursuant to the agreement, the Company is obligated to pay Bank Leumi $1.2 million plus interest, in 36 equal installments commencing in 2016. The remaining balance of the loans, which amounts to $2.66 million, is to be paid on December 31, 2018.

The above table does not include: contingent obligations to pay royalties to the Office of the Chief Scientist, since the total amount to be paid under the terms of those agreements is a function of future sales.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Yosi Lahad	61	Chairman of the Board of Directors
Mr. Yuval Viner	54	Chief Executive Officer and Director
Mr. Avidan Zelicovsky	47	President and Director
Mr. Eyal Cohen	48	Chief Financial Officer
Ms. Orit Nir Schwartz (*)	45	External Director
Mr. David Golan (*)	76	External Director
Ms. Odelia Levanon (*)	54	Director
Mr. Ziv Dekel	53	Director
Mr. Moti Harel	67	Director

(*) Member of our Audit Committee and Compensation Committee.

Mr. Yosi Lahad was appointed Chairman of the Board on January 26, 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman several technology companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services to global companies in a variety of industries including communications, IT, energy, water, Homeland security & robotics. Mr. Lahad serves as an active Chairman or Board member of several companies such as JPI Group China, a leading strategic planning firm for companies entering the Chinese market, UPO, a provider for innovative analytics of information over Internet, and VPlan, and NextWave Robotics among others.

Previously, Mr. Lahad served as the country Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad had been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the   Interdisciplinary Center (a joint program with Wharton school of business at University of Pennsylvania) and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Yuval Viner was appointed as the Company acting CEO on October 20, 2009, as CEO on March 17, 2010 and joined our Board of Directors on June 29, 2015. From March 2008, following the acquisition of Dimex System’s assets, he served as the Head of RFID and Mobile Solutions division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner joined the Company as part of the acquisition of Dimex Systems assets. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky was appointed as the Company acting president in October 20, 2009, as president on March 17, 2010 and joined our Board of Directors on June 29, 2015. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the Head of Supply Chain Solutions division. Mr. Zelicovsky first joined the Company’s subsidiary Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University.

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

Mr. David Golan has been an External Director of the Company since February 2009. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelor’s degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

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

Ms. Odelia Levanon joined our Board of Directors in November 2015. Ms. Levanon serves as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has previously served as a member of the Board of You – loyalty club from 2008 to 2012. Since 2016, Ms. Levanon is a lecturer on management in the field of information systems in the Israel Academic College in Ramat Gan. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

Mr. Ziv Dekel joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor's CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Moti Harel joined our Board of Directors on January 1, 2016, following the BOS Dimex acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. He currently serves as a V.P., in charge of the acquired activity. Mr. Harel, the founder of iDnext, is a pioneer in the field of Automatic Identification and Data Capture in Israel and has acted as a CEO and owner of companies in this field for 25 years. During the years 1976 to 1989, Mr. Harel led an AIDC project and the related activity at the Israel Aircraft Industries Ltd. Mr. Harel holds a BSc. and a MSc. in Electronic Engineering from the Technion in Haifa.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2016:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 9 persons)	$835,000	$98,000

Compensation Requirements under Israeli Law

Compensation Policy

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring public companies to appoint a compensation committee. See “Compensation Committee” below for information concerning our Compensation Committee.

Pursuant to Amendment 20, we were required to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, severance and other benefits, exemptions from liability, insurance and indemnification. The Compensation Policy must be based on the considerations, must include the provisions and needs to reference the matters which are detailed in the Israeli Companies Law. An “office holder” is defined in the Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the Compensation Committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of a company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our amended Compensation Policy was approved by a Compensation Majority on November 8, 2016.

The Compensation Policy must be approved by the Board of Directors and the Company’s shareholders every three years. In the event that the Compensation Policy is not approved by the Company’s shareholders, the Compensation Committee and the Board of Directors may still approve the policy, if the Compensation Committee and the Board of Directors determine, based on specified reasons and following further discussion of the matter, that the Compensation Policy is in the best interests of the Company.

Changes to existing terms of office and employment of office holders (other than directors), only requires the approval of the Compensation Committee, if the Compensation Committee determines that the revised terms are not substantially different from the existing terms.

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be in line with the company’s compensation policy and requires the approval of such company’s compensation committee and board of directors. However, under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the company’s compensation policy, provided that such arrangement is approved by the Compensation Majority of the company’s shareholders. The board of directors and the compensation committee of a company may, under special circumstances and for specified reasons, approve such an arrangement even if the shareholders did not approve it, following a re-discussion of the matter in which, among other things, any shareholders’ objections were examined.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be in compliance with the Compensation Policy and requires the approval of the Compensation Committee, the board of directors and the shareholders by a simple majority.

Under the Israeli Companies Law and regulations promulgated pursuant thereto, the compensation payable to External Directors and independent directors is subject to certain further limitations.

In accordance with the approval of our shareholders in October 2015, directors who are not employees are entitled to receive annual compensation of NIS 29,270 (approximately $7,500), paid on a quarterly basis, and an additional NIS 1,860 (approximately $470) for each board meeting attended. The above amounts are subject to adjustment for changes in the Israeli consumer price index (the “CPI”) as of December 2007. The chairman is entitled to receive an annual compensation of NIS 100,000 (approximately $26,400) and is not entitled to any additional compensation for participating in Board of Directors’ meetings.

The compensation of the Company’s External Directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Relief to Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

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

The compensation of the Company’s external directors consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli CPI of December 2007. Currently, in accordance with the approval of our shareholders in January 2015, the annual fee amounts to NIS 29,270 (approximately $7,600) and the meeting attendance fee amounts to NIS 1,860 (approximately $485). The External Directors are entitled to 60% of the attendance fee for a Board of Directors meeting held via teleconference (in accordance with section 101 of the Israeli Companies Law) and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law).

In addition, in October 2015 our shareholders approved the grant to each of our directors (including the External Directors) options to purchase 5,000 Ordinary Shares, upon commencement of his or her term as director and, if applicable, on each third year anniversary of their service as directors, subject to reelection for an additional term at such time. The options’ exercise price is calculated as the average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors. The Options will vest and become exercisable annually over a period of three years, in three equal parts. The maximum option term is five years from grant.

The Compensation of the directors is in compliance with the Company’s Compensation policy approved by the shareholders on November 8, 2016.

The Company does not have any contracts with any of its non-employee or non-consultant directors that would provide for benefits upon termination of service.

Active Chairman of the Board

In addition to the annual cash compensation of NIS 100,000 (approximately $26,400) described above, on October 22, 2015, the shareholders approved the grant to the Company’s Active Chairman of options to purchase 17,000 Ordinary Shares on the following terms:

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

Under certain circumstances and conditions, the Compensation Committee and the Board of Directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in-line with the Compensation Policy. On October 22, 2015 and November 8, 2016, the Company’s shareholders approved the following compensation to the CEO:

Monthly Salary:

A gross monthly base salary of NIS 42,131 (approximately $10,800) linked to the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance. The CEO’s salary is subject to a gradual three-year increase to the following amounts, each of which shall be linked to the CPI as of December 2014.

●	Commencing January 2016 - NIS 42,911 (approximately $11,000);

●	Commencing January 2017 - NIS 43,692 (approximately $11,200);

●	Commencing January 2018 - NIS 44,472 (approximately $11,400).

Bonus:

A bonus according to achievements related to the Company’s net income of year 2016.

Options:

On October 22, 2015, the Company’s shareholders approved the following grant of options to the CEO:

●	Options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

○	Exercise price: $2.96.

○	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company’s Board of Directors.

○	The options shall expire on the fifth anniversary of their date of grant.

On November 8, 2016, the Company’s shareholders approved the following additional grant of options to the CEO:

●	Options to purchase 10,000 of the Company’s Ordinary Shares, on the following terms:

○	Exercise price: the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company.

○	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company’s shareholders.

○	The options shall expire on the fifth anniversary of the date of approval by the Company’s shareholders of their grant.

Company’s President

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Under his existing employment agreement, the Company’s President is entitled to a gross monthly salary of NIS 44,472 (approximately $11,400) linked to the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance. On October 22, 2015 and November 8, 2016, the Company’s shareholders approved the following additional compensation to the Company’s President:

Bonus:

A bonus according to achievements related to the Company’s net income of year 2016.

Options:

On October 22, 2015, the Company’s shareholders approved the following grant of options to the Company’s President:

●	Options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

○	Exercise price: $2.96.

○	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company’s Board of Directors.

○	The options shall expire on the fifth anniversary of their date of grant.

On November 8, 2016, the Company’s shareholders approved the following additional grant of options to the Company’s President:

●	Options to purchase 10,000 of the Company’s Ordinary Shares, on the following terms:

○	Exercise price: the weighted average closing price of the Ordinary Shares on the NASADQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company.

○	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company’s shareholders.

○	The options shall expire on the fifth anniversary of the date of approval by the Company’s shareholders of their grant.

6C.	Board Practices

Directors:

Our Board of Directors is currently comprised of eight directors, including two External Directors. The directors (except for the External Directors) are elected by a simple majority at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified. External directors, by rule of the Israeli Companies Law, are elected for a three-year term. Our Articles of Association provide that the number of directors in the Company (including External Directors) shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board of Directors) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

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

Our Articles of Association provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director, for up to a maximum period of one month, if the alternate director does not already serve as a member of the Board of Directors. An alternate director shall have all of the rights and obligations of the director who appointed him or her and shall be subject to all of the provisions of the Articles of Association and the Israeli Companies Law. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes for a period of one month, but in any event will expire upon the expiration of the appointing director’s term, removal of the alternate director at an annual general meeting, the bankruptcy of the alternate director, the conviction of the alternate director for an offense in accordance with the Israeli Companies Law, the legal incapacitation of the alternate director, the removal of the alternate director by court order or the resignation of the alternate director. Currently, no alternate directors have been appointed. A director may appoint an alternate director to serve in his place as a member of a committee of the Board of Directors, even if the alternate director currently serves as a director, as long as he does not already serve as a member of that committee.

Officers serve at the discretion of the Board or until their successors are appointed.

According to the provisions of our Articles of Association and the Israeli Companies Law, the Board of Directors convenes in accordance with the Company’s requirements, and at least once every three months. Usually, our Board of Directors convenes more often. Furthermore, our Articles of Association provide that the Board of Directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. Resolutions passed without convening a meeting, shall be passed by an ordinary majority (just as in the case of convened meetings) and shall have the same effect as resolutions passed at a duly convened meeting.

In accordance with the requirements of the Nasdaq Stock Market, nominees for directors are recommended for election by a majority of the independent directors.

External Directors:

Under the Israeli Companies Law, public companies are required to elect two External Directors who must meet specified standards of independence. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the company, (ii) those of its shareholders who are controlling shareholders at the time of appointment and/or their relatives, or (iii) any entity controlled by the company or by its controlling shareholders. Under recent amendments to regulations under the Israeli Companies Law (the “New Regulations”), Israeli companies with securities listed on certain foreign exchanges, including NASDAQ, such as the Company, that satisfy certain conditions, namely, (i) meeting the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees; and (ii) have no controlling shareholder, are exempt from the requirement to appoint External Directors and certain other corporate governance requirements that are otherwise dictated under the Israeli Companies Law. The Company has not chosen to opt out of its requirement under the New Regulations.

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

External Directors serve for an initial three-year term. The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms, (as described below this limitation does not apply to the Company while it is listed on the Nasdaq markets). External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either (i) the majority of shares voted at the meeting, including a majority of the shares held by the non-controlling shareholders who voted at the meeting, vote in favor; (ii) or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

External Directors may be re-elected for additional terms by one of the following mechanisms: (i) the board of directors propose the nominee and his appointment is approved by the shareholders in the manner required to appoint External Directors for their initial term, (ii) a shareholder holding 1% or more of the voting rights of the company proposes the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relationship with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company, or (iii) such External Director nominates himself or herself for each such additional term and his or her election is approved at a shareholders meeting by the same disinterested majority as required for the election of an External Director nominated by a 1% or more shareholder (as described above).

The External Director who has been nominated by a shareholder must not be a linked or competing shareholder, and may not have or not had, on or within the two years preceding the date of such person’s appointment to serve another term as External Director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the External Director for reappointment or a shareholder of the company holding more than 5% of the company’s issued share capital or its voting rights, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company.

The term of office of External Directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in the manner described above, (i) the audit committee and, subsequently, the board of directors of the company confirm that, in light of the External Director’s expertise and special contribution to the work of the board of directors and its committees, the reelection of the External Director for such additional period(s) is beneficial to the Company, and (ii) prior to the approval of the reelection of the External Director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

External directors may be removed from office only by the court or by a special general meeting called by the company’s board of directors approving such dismissal by the same special percentage of shareholders that can elect them, in each case, only under limited circumstances, including the External Directors ceasing to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. In such case, the board of directors’ reasoning must be brought before the shareholders and the External Director must be granted a reasonable opportunity to present his or her position. The court may additionally remove External Directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

Each committee to which the board of directors delegates a power of the board of directors is required to include at least one External Director. An External Director is entitled to compensation and reimbursement of expenses as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Fiduciary Duties of Office Holders:

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he or she holds or his or her personal affairs; (ii) avoiding any competition with the company’s business, (iii) refraining from exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders:

The Israeli Companies Law requires that an office holder promptly, and no later than at the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in his or her possession, in connection with any existing or proposed transaction relating to the company. In addition, if the transaction is an extraordinary transaction, namely, (i) a transaction other than in the ordinary course of business; (ii) a transaction that is not on market terms; or (ii) a transaction likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (“relatives”), or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is beneficial for the company’s may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Committees

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors is required to include at least one External Director and its audit committee and compensation committee must include all of the External Directors.

Audit Committee:

Our Audit Committee currently consists of David Golan, Orit Nir Schwartz and Odelia Levanon. Under the Israeli Companies Law, public companies must establish an audit committee. The audit committee must consist of at least three members, including all of the company's External Directors. The majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Israeli Companies Law). The audit committee may not include (i) the chairman of the board of directors, (ii) any director employed by the company, by the company’s controlling shareholder or by any entity controlled by the company’s controlling shareholder or providing services to the company on a regular basis; or (iii) any controlling shareholder and any relative of a controlling shareholder An audit committee may not approve (i) an action or a transaction with an officer or director; (ii) a transaction in which an officer or director has a personal interest; (iii) a transaction with a controlling shareholder; or (iv) certain other transactions specified in the Israeli Companies Law, unless at the time of the approval a majority of the committee’s members are present and a majority of those present are “independent directors”, including at least one External Director.

Our Audit Committee oversees (in addition to the Board of Directors) the accounting and financial reporting processes of the Company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence, compensation and performance, and the performance of our internal audit function. Our Audit Committee is also required to (i) find deficiencies in the business management of the Company and propose to our Board of Directors ways to correct such deficiencies; (ii) determine whether certain related party actions and transactions are “"material"” or “extraordinary” in connection with their approval procedures; (iii) approve related-party transactions as required by Israeli law; and (iv) establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). Additional duties of our Audit Committee are (i) to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, (ii) to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; and (iii) such other duties as may be directed by our Board of Directors. The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

In February 2016, the Companies Law was amended to provide that an audit committee that meets the criteria for the composition of a compensation committee (see discussion below), such as our Audit Committee, can also act as the compensation committee.

Compensation Committee:

Our Board of Directors has established a Compensation Committee, which offers recommendations to the Board of Directors regarding equity compensations issues (with the Board of Directors also approving compensation of our executive officers). The Compensation Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Under the Israeli Companies Law, a company’s compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

As permitted under February 2016 amendment to the Companies Law, our audit committee also acts as our Compensation Committee.

Israeli Securities Authority Administrative Enforcement:

Under the Israeli Securities Law, the Israeli Securities Authority, or the ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

6D.	Employees

As of February 28, 2017, we had 75 employees, all of whom are located in Israel. Of these 75 employees: 10 employees are in general and administrative positions, 16 employees are in marketing and sales, 15 employees are employed as technicians and 34 employees are in operating activities. In addition, the Company employs temporary employees who provide inventory counting services, in a number which fluctuates according to the particular projects, and customarily increases towards year end. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

Israeli labor laws are applicable to all of our employees in Israel.

We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

Israeli labor laws subject employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

Our Israeli employees are covered by pension insurance policies according to law requirement. Israeli employees and employers are required to pay predetermined sums to the Israeli National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.	Share Ownership

As of February 28, 2017, shares, options and warrants held by our officers and directors, then consisting of 9 persons, are as follows:

Name	Position	Shares	Options and Warrants
Mr. Yosi Lahad	Chairman of the Board of Directors	2,259	17,375
Ms. Odelia Levanon	Director	349	5,000
Mr. Avidan Zelicovsky	President and Director	-	79,770
Mr. Yuval Viner	Chief Executive Officer	19,127	74,020
Mr. Eyal Cohen	Chief Financial Officer	8,288	50,661
Mr. Ziv Dekel	Director	-	5,000
Mr. David Golan	Director	-	-
Ms. Orit Nir-Schwartz	Director	-	-
Mr. Moti Harel [1]	Officer	162,734	-

[1]	Mr. Moti Harel holds the shares through his wholly owned company, iDnext Ltd. and its subsidiary, Next-Line Ltd.

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

Ordinary Shares

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan, initially 31,250 Ordinary Shares were reserved for purchase by the employees, directors, consultants and service providers of the Company and its subsidiaries under the plan. Subsequently, the shareholders approved increases of the shares reserved for issuance under the Plan to 375,000 Ordinary Shares. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023.

Under the Plan, the terms and conditions under which options are granted and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

The Company has elected to designate the Plan under the “capital gains” track of Section 102 of Israeli Income Tax Ordinance 5721-1961 (the “Tax Ordinance”), designed to afford qualified optionees certain tax benefits under the Tax Ordinance (a “Section 102 Plan”). Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under the Plan, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as an expense for tax purposes. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including the registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any Ordinary Shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of February 28, 2017, we had 252,295 options outstanding under the Plan (of which 158,291 are exercisable) with the following exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.126	30,000
$2.237	26,625
$2.96	73,000
$3.875	375
$3.877	90,000
$4.02	5,000
$6.67	10,375
$33.60	3,750
$50.40	13,170
Total	252,295

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of February 28, 2017, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 3,005,068 shares outstanding as of February 28, 2017.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (1)	Total Shares	Percent
iDnext Ltd.(1) 20 Freiman Street, Rishon LeZion, Israel	162,734	-	162,734	5.42%

(1)	Includes 50,072 shares held by iDnext's wholly owned subsidiary Next-Line Ltd. Mr. Moti Harel may be deemed to have sole voting and dispositive power with respect to the shares held by iDnext Ltd. and its subsidiary Next-Line Ltd.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below:

Holdings as of:	December 31, 2014	December 31, 2015	December 31, 2016	February 28, 2017
Catalyst Funds	36,196	-	-	-
Novel Infrastructures Ltd.	128,147	128,147	128,147	128,147
D. D. Goldstein Properties and Investments Ltd.(1)	127,200	127,200	127,200	127,200
Bellite Pty Limited	116,286	116,286	116,286	116,286
iDnext Ltd.(2)	-	-	162,734	162,734

(1)	According to a 13D report from November 17, 2014.
(2)

Includes 50,072 shares held by iDnext's wholly owned subsidiary Next-Line Ltd. Mr. Moti Harel may be deemed to have sole voting and dispositive power with respect to the shares held by iDnext Ltd. and its subsidiary Next-Line Ltd.

As of February 28, 2017, there were 51 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 85% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Services Agreement with Cukierman & Co. Investment House

In 2003, the Company’s Audit Committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd. (“Cukierman & Co.”), to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the “Services Agreement”). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003 and until January 8, 2015, Mr. Cukierman served as the Chairman of the Company’s Board of Directors and was also a co-manager of the Catalyst Fund, a shareholder of the Company.

For its services, Cukierman & Co. was paid a monthly sum of $10,000 plus VAT (except from February 9, 2009 until December 31, 2010, during which period Cukierman & Co. agreed to temporarily reduce such fee to $8,500), in addition to a success fee of 4%-6% for a consummated private placements. The Services Agreement, as supplemented, provides for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Services Agreement at any time, with one-month’s prior written notice.

Pursuant to an amendment to the Services Agreement, as of July 1, 2012, the private placement portion of Cukierman & Co’s services was discontinued, and the monthly payment was reduced to approximately $6,350 plus VAT, reflecting payment for the business development and mergers and acquisitions services only. In addition, the payment was to be made only once a year at the end of each calendar year by way of issuance of the Company’s Ordinary Shares (and not in cash), using the price per share stipulated in the revised Services Agreement.

On July 15, 2013, an additional amendment to the Service Agreement was signed by which all payments to Cukierman & Co. were to be made on a quarterly basis.

In February 2015, the Company terminated the Services Agreement.

During the years 2016, 2015 and 2014, the Company issued 0, 4,065 and 17,747 Ordinary Shares, respectively, to Cukierman & Co. as per the revised Services Agreement.

For further payments which the Company paid and accrued pursuant to the Services Agreement in 2015, see Note 19a to the Consolidated Financial Statements for the year ended December 31, 2016.

Management Services Agreement with iDnext Ltd.

On January 1, 2016 the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line.

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext is to be paid a monthly fee of NIS 33,000 (approximately $8,500) plus VAT through December 31, 2017. iDnext is controlled by Mr. Moti Harel, who is a member of the Company’s Board of Directors.

For further payments which the Company paid and accrued pursuant to the Management Services Agreement in 2016, see Note 19d to the Consolidated Financial Statements for the year ended December 31, 2016.

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000. On May 18, 2006, at the recommendation of the Audit Committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law. On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders on October 22, 2015. In addition, under the new indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2016	$6,808,000	25%
2015	$6,555,000	26%
2014	$5,435,000	20%

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

Commencing April 1996, our Ordinary Shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the NASDAQ Capital Market under the symbol “BOSC” and “BOSCW,” respectively. In September 2000, our Ordinary Shares started to be traded on what is now called the NASDAQ Global Market. In January 2002, our shares also began trading on the TASE, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority. On May 12, 2009, we delisted our Ordinary Shares from trade on the TASE. The delisting of the Ordinary Shares from the TASE did not affect the continued listing of the Ordinary Shares on the NASDAQ Global Market under the symbol BOSC. After the delisting of the Company’s Ordinary Shares from the TASE, we are no longer subject to reporting requirements in Israel. On October 16, 2009, the Company’s Ordinary Shares were transferred to the NASDAQ Capital Market and are traded on such market under the symbol “BOSC”.

Prices set forth below are high and low reported closing prices for our Ordinary Shares as reported by NASDAQ for the periods indicated. All share prices have been retroactively adjusted to reflect the 1:4 reverse stock split effected on December 14, 2012.

Period		High ($)	Low ($)

Annual Information
2012	Annual	8.19	1.64
2013	Annual	8.40	2.63
2014	Annual	7.88	3.88
2015	Annual	3.47	1.81
2016	Annual	4.07	1.64

Quarterly Information (2015)
	First Quarter	3.47	2.15
	Second Quarter	3.09	1.96
	Third Quarter	2.59	2.08
	Fourth Quarter	2.36	1.81

Quarterly Information (2016)
	First Quarter	2.03	1.64
	Second Quarter	4.07	1.93
	Third Quarter	3.7	2.14
	Fourth Quarter	2.45	1.95

Monthly Information (2017)
	January	2.34	2.11
	February	2.46	2.25
	March (through March 15)	2.32	2.18

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Capital Market under the symbol “BOSC”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:  Additional Information

10A.      Share Capital

Not applicable.

10B.      Memorandum and Articles of Association

The Company’s registration number at the Israeli Registrar of Companies is 52-0042565.

In March 2002 the Company adopted new articles of association (“Articles of Association”), in view of the Israeli Companies Law. Since then, certain articles of the Articles of Association have been amended.

Set forth below is a summary of certain provisions of our Memorandum of Association (“Memorandum”) and Articles of Association. This summary is not complete and should be read together with our Memorandum and Articles of Association, incorporated by reference hereto.

1.           Objects of the Company:

The Company’s Memorandum (Article 2(p)) and Articles of Association (Article 2) provide that the Company may engage in any legal business.

2.           Provisions related to the directors of the Company:

The Board of Directors may issue shares and other securities, which are convertible or exercisable into shares, up to the limit of the Company’s authorized share capital.

(a)          Approval of Certain Transactions under the Israeli Companies Law:

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000, as amended. See Item 6C “Board Practices” above.

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

The Board of Directors is the organ authorized to decide upon the distribution of dividends and bonus shares (Article 26.1). The shareholders who are entitled to a dividend are the current shareholders as of the date of the resolution for the dividend or on a later date if another date is specified in the resolution on the dividend’s distribution. If the Board of Directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail to the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders’ register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend’s declaration is listed in the shareholders’ register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share. For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the Board of Directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

(b)         Voting Rights

All holders of paid-up Ordinary Shares of the Company have an equal right to participate in and vote at the Company’s general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote (Article 4.2.1). Such voting rights may be affected in the future by the grant of any special voting rights to the holders of a class of shares with preferential rights. Shareholders may vote either in person or through a proxy or voting instrument, unless the Board of Directors prohibits voting through a voting instrument on a certain matter and stated so in the notice of the meeting (Articles 14.1 and 14.6). A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Israeli Companies Law or the Company’s Articles of Association (Article 14.3). For applicable provisions of the Israel Companies Law, see Item 6C “Board Practices”.

(c)         Election of Directors.

The Company’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights with respect to the election of directors. The holders of Ordinary Shares, conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles of Association. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles of Association. Pursuant to the Israeli Companies Law, the Company has two External Directors. The External Directors are also appointed by the shareholders, subject to special majority requirements. Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals, with the exception of the External Directors who are appointed for a term of 3 years under the Israeli Companies Law.

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

5.           Annual General Meetings and Extraordinary General Meetings:

General meetings shall be convened at least once a year at such place and time as determined by the Board of Directors but no later than 15 months from the last annual general meeting. Such general meetings shall be called “annual meetings”. The Company’s other meetings shall be called “special meetings” (Article 12.1). The annual meeting’s agenda shall include a discussion of the Board of Directors’ reports and the financial statements as required by law. The annual meeting shall appoint an auditor, appoint the directors and discuss all the other matters which must be discussed at the Company’s annual general meeting, pursuant to Company’s Articles or the Companies Law, as well as any other matter determined by the Board of Directors (Article 12.2).

The Board of Directors may convene a special meeting pursuant to its resolution and it must convene a general meeting if it receives a written requisition from any one of the following (hereinafter referred to as “requisition”) (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company (Article 12.3). A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the meeting (Article 12.4). When the Board of Directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted to it, for a date that shall be specified in the invitation and subject to the law (Article 12.5).

One or more shareholders, holding at least 1% of the voting rights in the Company are entitled to request the Board of Directors to include a certain matter in the agenda of an upcoming general meeting, provided that such matter is appropriate for discussion at general meetings.

Notice to the Company’s shareholders regarding the convening of a general meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the meeting and shall be published in other ways insofar as required by the law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote. The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting (Article 12.6).

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

7.          Change of Control:

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval is not required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the separate approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the enactment of Israeli Companies Law, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines otherwise, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar by each merging company.

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

Under the Israeli Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Israeli Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If such tender offer is accepted and less than 5% of the shares of the company are not tendered, and a majority of the offeree shareholders not having a personal interest accepted the offer, all of the shares will transfer to the ownership of the acquirer. Similarly, all of the shares will transfer to the ownership of the acquirer in the event that less than 2% of the shares of the company are not tendered. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, the acquirer may stipulate in the tender offer that any shareholder tendering his shares will not be entitled to appraisal rights. If ownership in all of the shares is not transferred to the acquirer as described above, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Tax Consequences Regarding Disposition of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax law or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

However, as of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our shares for so long as (i ) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel; (ii) the shares were not acquired from the seller's relative and the provisions of Part Five 2 “ of the Israeli Tax Ordinance (Restructuring and Merger ) or the provisions of section 70 of the Real Estate Taxation Law did not apply on the shares; or (iii) the shares are not tradable on the Israeli stock exchange on the day of the sale.

In addition, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation; or (ii) is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, the above exemption would not be available to non-Israeli residents dealing in securities in Israel, which would be subject to Israeli tax at the rates applicable to their business income (at the corporate tax rate for a corporation (25% in 2016 and 24% in 2017) and the marginal tax rate for an individual of up to 48% in 2016 and 47% in 2017).

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares of an Israeli resident company, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates may not apply to: (i) dealers in securities in Israel, which would be subject to Israeli tax at the rates applicable to their business income (at the corporate tax rate for a corporation (25% in 2016 and 24% in 2017) and the marginal tax rate for an individual of up to 48% in 2016 and 47% in 2017); and (ii) shareholders who acquired their shares prior to an initial public offering (that which may be subject to a different tax arrangement).

As of January 1, 2013, shareholders who are individuals and are subject to tax in Israel, whether as an Israeli resident or a non-Israeli resident, are also subject to an additional tax on annual taxable income exceeding NIS 810,720 in 2016 and NIS 640,000 in 2017 and thereafter (linked to the Israeli consumer price index) at a rate of 2% in 2016 and 3% in 2017 and thereafter. For this purpose taxable income will include income from capital gains, dividend distributions and interest. These additional tax payments are subject to the provisions of any applicable tax treaty.

Israeli companies are generally subject to corporate tax at the rate of 24% of their capital gains in 2017 (to be reduced to 23% in 2018 and thereafter). The corporate tax rate for the tax years 2015 and 2016 was 26.5% and 25% respectively.

U.S.-Israel Tax Treaty

Pursuant to the treaty between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S. - Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the Ordinary Shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax, unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of Ordinary Shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends, which are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation in which 50% or more of the outstanding shares of the voting shares are owned by the Company. In addition, this reduced rate will not apply if the dividend is paid from income subject to approved enterprise reduced corporate tax rate, as stated in the Law for the Encouragement of Capital Investments, 5719-1959. In this case, if all the other conditions mentioned above are met, the withholding tax rate related to this dividend will be 15%. In order to obtain such a reduced tax rate, it is necessary to submit an application to the tax assessing officer.

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

General Corporate Tax Structure in Israel

The Israeli corporate tax rate was 25%, 26.5% and 25% in 2014, 2015 and 2016, respectively. The corporate tax rate in Israel was reduced to 24% in 2017 and will be further reduced to 23% in 2018.

Foreign Exchange Regulations

Under the Foreign Exchange Regulations an Israeli company may calculate its tax liability in U.S. Dollars under certain conditions. The tax liable income, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances (including the potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are a bank, broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

This summary of material United States Federal income tax considerations is for general information only and is not tax advice. Each holder of our Ordinary Shares is advised to consult with its tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to which it is subject with respect to purchasing, holding or disposing of our Ordinary Shares.

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

Subject the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market); or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Section 246(c) of the Code, any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be considered a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so. In such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its Ordinary Shares to the extent thereof, and then as capital gain from the deemed disposition of the Ordinary Shares (subject to the PFIC rules discussed below). Such distributions (treated as capital gain) would not give rise to income from sources outside the United States. Corporate holders will not be allowed a deduction for dividends received in respect of the Ordinary Shares.

There is no assurance that dividends received by a U.S. holder from the Company will be eligible for the preferential tax rates mentioned above. Dividends that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for non-U.S. income taxes withheld from dividends received in respect of the Ordinary Shares. The conditions and limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize their deductions. The rules relating to foreign tax credits are complex, additional limitations on the credit apply to individuals receiving dividends eligible for preferential tax rates on dividends described above (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the Ordinary Shares (i) if the U.S. holder has not held the Ordinary Shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend; or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the required 16-day holding period.

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our Ordinary Shares (other than in certain nonrecognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be considered a long-term capital gain or loss if the U.S. holder had held the Ordinary Shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate shareholders are currently taxable at a maximum rate of 20%. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing a foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income of loss.

Net Investment Income Tax

Non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their “net investment income”, which may include dividends on, or capital gains recognized from, the disposition of, our Ordinary Shares. In each case, the 3.8% surtax applies only to the extent the U.S. holder’s total adjusted income exceeds certain thresholds. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Net Investment Income tax on their investment in our Ordinary Shares.

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, if either (i) 75% or more of our gross income in a taxable year is passive income; or (ii) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

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

●	The “mark-to-market” regime, may be elected so long as our Ordinary Shares are “marketable stock” (e.g., “regulatory traded” on the NASDAQ Global Market). Under current law, a mark-to-market election cannot be made with respect to warrants. Pursuant to this regime, in any taxable year that we are a PFIC, an electing U.S. holder’s Ordinary Shares are marked-to-market each taxable year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the U.S. holder’s adjusted tax basis in our Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our Ordinary Shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, in a taxable year in which we are a PFIC, any gain on the sale of our Ordinary Shares is treated as ordinary income, and any loss on the sale of our Ordinary Shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the taxable year for which the election is made and all later taxable years, unless the Ordinary Shares cease to be marketable stock or the IRS consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our Ordinary Shares and we are a PFIC, then special rules would apply.

●	A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution includes (i) a distribution with respect to our Ordinary Shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three taxable years or such U.S. holder’s holding period for our Ordinary Shares prior to the distribution year; and (ii) gain from the disposition of our Ordinary Shares.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2016. We currently expect that we will not be a PFIC in 2017. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2017 or in a future taxable year.

If we were a PFIC, a U.S. holder could make certain elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively if certain conditions are satisfied. It is expected that the conditions necessary for making certain of such elections will apply in the case of our Ordinary Shares. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. holders of changes in circumstances that would cause the Company to become a PFIC. The Company does not currently intend to take the action necessary for a U.S. holder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC.

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

Tax return disclosure and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 28% with respect to dividend payments made with respect to, and proceeds from the disposition of, the Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, provided, in either case, that the required information is furnished to the Internal Revenue Service.

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. Generally, U.S. holders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required return information is filed. Holders should consult their own tax advisors regarding the filing of an IRS Form 8938.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of Ordinary Shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an Ordinary Share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder on the disposition of the Ordinary Shares will be subject to tax in the United States, if such non-U.S. holder is present in the United States for 183 days or more during the taxable year of the sale and other conditions are met.

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

“Derivatives and Hedging” (“ASC 815”), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2016 and 2015, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts was insignificant.

In addition, the Company's entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income (loss) related to these contracts in 2016, 2015 and 2014 was $(6), $(45) and $75, respectively.

Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk. For information concerning risk factors related to Foreign Currency Exchange see “Item 3D - Risk Factors.”

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel and in the Far East. The Company generally does not require collateral, however most of the Company’s customers outside of Israel are insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. and, in certain circumstances, the Company may require letters of credit, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2016 and December 31, 2015:

	2016	2015
Israel and others	$6,474,000	$6,385,000
Far East	$1,354,000	$508,000
Americas	$77,000	$66,000
Europe	$23,000	$112,000
	$7,928,000	$7,071,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $31,000.

Bank Risk

The Company manages its loans mainly in Bank Leumi, which provides credit to the Company’s Israeli subsidiaries. In case of the termination or expiration of our credit lines, deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

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

(b)          Management’s Annual Report on Internal Control over Financial Reporting.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

(d)          Change in Internal Control over Financial Reporting.

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2016, that have materially affected or are reasonably likely to materially affect these controls.

(e)          Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2016, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

The Company’s principal accountants for the years 2015 and 2016 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2015 and 2016:

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$76,000	89%	$76,000	89%
Tax Fees (2)	$4,000	5%	$4,000	5%
All Other Fees (3)	$5,000	6%	$5,000	6%
Total	$85,000	100%	$85,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

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

Item 16F:  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:  Corporate Governance

The Company’s shares are listed on the NASDAQ Capital Market. Under NASDAQ Marketplace Rule 5615(a)(3) or Rule 5615(a)(3), foreign private issuers, such as the Company, are permitted to follow certain home country corporate governance practices in lieu of the requirements of Listing Rule 5600 Series with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

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

Item 16H:  Mine Safety Disclosures

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 29, 2015).
1.2	Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 29, 2015).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit B of the Company’s Proxy Statement on Form 6-K, filed on September 9, 2015).
4.2	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11696 filed on November 24, 2003).
4.3	Asset Purchase Agreement as of January 29, 2008 by and between Dimex Systems (1988) Ltd., Dimex Hagalil Ltd., and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2008).
4.4	Amendment No. 1 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated March 23, 2009 (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form F-3 No. 333-152020 filed on April 1, 2009).
4.5	Amendment No. 2 to Asset Purchase Agreement by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd., dated February 3, 2010 and Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.6	Amendment No. 3 to the Asset Purchase Agreement as of December 31, 2012 by and among the Company, Dimex Systems (1988) Ltd. and Dimex Hagalil Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2013).
4.7	Loan Agreement by and between the Company and Dimex Systems (1988) Ltd., dated February 3, 2010; Registration Rights Agreement dated as of the February 3, 2010 by and between the Company and Dimex Systems (1988) Ltd.; Warrant dated as of February 3, 2010 issued by the Company to Dimex Systems (1988) Ltd. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.8	Agreement by and between the Company and Dimex Systems dated November 9, 2011; Amendments to Warrants issued by the Company to Dimex Systems (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.9	Form of 2009 Loan Agreement and Registration Rights Agreement by and among certain lenders and the Company. Form of Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on June 30, 2010).
4.10	Form of Agreement by and among certain lenders and the Company (Conversion Amendments); Form of Amendment to Warrant issued by the Company to certain lenders (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.11	Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.12	Bank Hapoalim Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings by BOS-Dimex Ltd., BOS-Odem Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).
4.13	Standby Equity Distribution Agreement with YA Global, dated February 3, 2014; Note Purchase Agreement with YA Global, dated February 3, 2014 (incorporated by reference to the Company’s report on Form 6-K, filed on February 6, 2014).
4.14	Standby Equity Distribution Agreement with YA Global, dated February 17, 2015; (incorporated by reference to the Company’s report on Form 6-K, filed on February 17, 2015).
4.15	Share Purchase Agreement dated as of June 11, 2015 by and among certain investors, including YA Global Master SPV Ltd., members of management, certain business partners of the Company and the Company (incorporated by reference to the Company’s Registration Statement on Form F-3 No. 333-205572 filed on July 9, 2015, as amended).
4.16	Agreement for the Sale of Business Operations by and among B.O.S. Better Online Solutions Ltd., iDnext Ltd. and Next-Line Ltd., dated as of November 24, 2015 (incorporated by reference to the Company’s report on Form 6-K filed on November 30, 2015).
4.17	Summary of Economic Terms of Loan Agreements by and among Bank Leumi Le-Israel, the Company, BOS-Dimex and BOS-Odem dated January 14, 2016 and Appendix 6.1.1 thereto (Financial Covenants, translated from Hebrew).
4.18	Form of Subordination Letters of the Company, of BOS-Dimex and of BOS-Odem dated January 14, 2016 (translated from Hebrew).
6*	Statement of Computation of Earnings Per Share.
8.1	List of subsidiaries (incorporated by reference to Item 4C of this Annual Report on Form 20-F).
11	Code of Ethics (incorporated by reference to the Company's Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (ii) Consolidated Balance Sheets at December 31, 2016 and 2015; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Chief Executive Officer	Chief Financial Officer

Date: March 27, 2017

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive profit, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2016	2015
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,286	$1,419
Restricted bank deposits	196	195
Trade receivables (net of allowance for doubtful accounts of $116 and $106 at December 31, 2016 and 2015, respectively)	7,928	7,071
Other accounts receivable and prepaid expenses	992	725
Inventories	2,314	2,503

Total current assets	12,716	11,913

LONG-TERM ASSETS	43	303

PROPERTY AND EQUIPMENT, NET	514	480

OTHER INTANGIBLE ASSETS, NET	195	7

GOODWILL	4,676	4,122

Total assets	$18,144	$16,825

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2016	2015

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Current maturities of long-term loans	$400	$400
Trade payables	4,601	4,671
Employees and payroll accruals	677	480
Deferred revenues	680	796
Accrued expenses and other liabilities	259	320

Total current liabilities	6,617	6,667

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,734	3,458
Accrued severance pay	194	155
Deferred gain	15	40

Total long-term liabilities	2,943	3,653

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 80.00 nominal value: Authorized; 4,000,000 shares at December 31, 2016 and 2015; Issued and outstanding: 2,935,286 and 2,192,268 shares at December 31, 2016 and 2015, respectively	61,488	46,230
Additional paid-in capital	17,976	31,499
Accumulated other comprehensive loss	(275)	(259)
Accumulated deficit	(70,605)	(70,965)

Total shareholders' equity	8,584	6,505

Total liabilities and shareholders' equity	$18,144	$16,825

The accompanying notes are an integral part of the consolidated financial statements.

March 26, 2017
Date of approval of the
financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Revenues	$27,427	$25,599	$27,601
Cost of revenues	22,112	20,462	22,556

Gross profit	5,315	5,137	5,045

Operating costs and expenses:

Sales and marketing	3,111	2,768	3,043
General and administrative	1,498	1,681	1,882

Total operating costs and expenses	4,609	4,449	4,925

Operating income	706	688	120
Financial expenses, net	(339)	(376)	(445)

Income (loss) before taxes on income	367	312	(325)
Taxes on income (tax benefit)	7	(22)	108

Net income (loss)	$360	$334	$(433)

Basic and diluted net Income (loss) per share	$0.14	$0.17	$(0.3)

Shares (in thousands) used in calculation of earnings per share:

Basic	2,587	1,970	1,449
Diluted	2,593	1,970	1,449

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Net income (loss)	$360	$334	$(433)
Cash flow hedging instruments:
Change in unrealized gains and losses	(15)	108	-
Loss in respect of derivative instruments designated for cash flow hedge, net of taxes	(1)	(124)	-

Other comprehensive loss	(16)	(16)	-

Comprehensive income (loss)	$344	$318	$(433)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance at January 1, 2014	1,258,245	$74,812	$(243)	$(70,866)	$3,703

Issuance of Ordinary Shares	498,560	1,742	-	-	1,742
Share-based compensation expense	45,887	285	-	-	285
Net loss	-	-	-	(433)	(433)

Balance at December 31, 2014	1,802,692	$76,839	$(243)	$(71,299)	$5,297

Issuance of Ordinary Shares	385,511	760	-	-	760
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	4,065	130	-	-	130
Net income	-	-	-	334	334

Balance at December 31, 2015	2,192,268	$77,729	$(259)	$(70,965)	$6,505

Issuance of Ordinary Shares	570,284	1,283	-	-	1,283
Exercise of options	10,000	30	-	-	30
Issuance of ordinary shares related to acquisition	162,734	298	-	-	298
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	-	124	-	-	124
Net income	-	-	-	360	360

Balance at December 31, 2016	2,935,286	$79,464	$(275)	$(70,605)	$8,584

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:
Net income (loss)	$360	$334	$(433)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	248	205	269
Gain from sale and disposal of property and equipment	(14)	-	-
Currency fluctuation of deposits and loans	70	(16)	(171)
Severance pay, net	39	29	(9)
Share-based compensation expense	124	130	302
Issuance of shares to service provider	23	-	-
Change in fair value of contingent consideration related to acquisition	(178)	-	-
Decrease (increase) in trade receivables, net	(857)	(927)	1,993
Decrease (increase) in other accounts receivable and other assets	(274)	(235)	305
Decrease in inventories	189	340	875
Increase (decrease) in trade payables	(70)	203	(1,764)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(21)	307	(283)

Net cash provided by (used in) operating activities	(361)	370	1,084

Cash flows from investing activities:

Purchase of property and equipment	(139)	(66)	(60
Proceeds from sale of property and equipment	15	-	28
Change in long-term bank deposits	10	275	(49)
Acquisition of business	(154)	-	-
Change in loan granted related to acquisition of business	-	(256)	-

Net cash used in investing activities	(268)	(47)	(81)

Cash flows from financing activities:

Proceeds from issuance of shares, net	1,260	760	1,725
Proceeds from exercise of options	30	-	-
Repayment of deferred consideration related to the Dimex acquisition	-	(59)	(130)
Proceeds from long term loan	3,680	-	-
Repayment of short and long-term loans	(4,474)	(1,127)	(2,081)

Net cash provided by (used in) financing activities	496	(426)	(486)

Increase (decrease) in cash and cash equivalents	(133)	(103)	517
Cash and cash equivalents at the beginning of the year	1,419	1,522	1,005

Cash and cash equivalents at the end of the year	$1,286	$1,419	$1,522

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$190	$207	$351

Taxes	$12	$13	$19

(a)	Acquisition of iDnext Ltd. And Next-Line Ltd.:

Fair value of net tangible assets acquired at acquisition date	$80	$-	$-
Fair value of net intangible assets acquired at acquisition date	$806	$-	$-
Less-amount acquired by converting loan into shares	$(256)	$-	$-
Less-Contingent consideration on account of acquisition	$(178)	$-	$-
Less-amount acquired by issuance of shares	$(298)	$-	$-
Net cash used to pay for Acquisition of iDnext Ltd. and Next-Line Ltd.	$154	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-      GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment, and the Supply Chain Solutions segment (see Note 18).

The Company's wholly-owned subsidiaries include:

1.	BOS-Dimex Ltd., ("BOS-Dimex"), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, following the acquisition in January 2016 by BOS-Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience, pharma, asset tagging and counting services for corporate and governmental entities. BOS-Dimex comprises the RFID and Mobile Solutions segment.

2.	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components to customers in the defense high technology industry and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segments; and

3.	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

c.	In January 2016, the Company and its Israeli subsidiaries entered into a refinancing agreement with an Israeli Bank, which converted all of the short term bank debt into long term loans. Refer to Note 13 for further information.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used in determining values of goodwill and identifiable intangible assets and the provision for inventory. Actual results could differ from those estimates.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments with original maturities of less than three months from date of purchase.

e.	Restricted bank deposits:

Restricted bank deposits are deposits related to forward contracts with banks. Restricted deposits are presented at their cost.

f.	Inventories:

The inventory is valued at the lower of cost or market value. Cost is determined using the moving average cost method. In 2016 and 2015, inventory write-offs amounted to $92 and $192, respectively.

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

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20 - 33	(Mainly 33)
Office furniture and equipment	6 - 15	(Mainly 6)
Leasehold improvements	Over the shorter of the period of the lease or the life of the assets
Motor vehicles	15

h.	Business combination:

The company accounts for business combination in accordance with ASC No, 805, “Business Combination”. ASC No. 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any access of the fair value of net assets acquired over purchased price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.

i.	Impairment of long-lived assets and intangible assets subject to amortization:

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

Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If intangible assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Amortization expenses amounted to $ 64, $ 63 and $ 106 for the years ended December 31, 2016, 2015 and 2014, respectively.

For each of the three years ended on December 31, 2016, 2015 and 2014, no impairment losses were identified.

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

The Company determined the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value at this time. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2016 were five years of projected net cash flows, WACC of 15.1% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the RFID and Mobile Solutions segment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During years 2016, 2015 and 2014 no impairment losses have been identified.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law - 1963 (the "Israeli Severance Pay Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees employed for a period of more than one year are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli employees is mostly covered by insurance or pension policies designed solely for distributing severance pay.

Most of the Company's employees are subject to Section 14 of the Israeli Severance Pay Law, the Company's contributions towards severance pay, for Israeli employees subject to this section, have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for years 2016, 2015 and 2014 amounted to $ 240, $ 202 and $ 141, respectively.

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

Revenues from customized software solutions, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion, the Company follows the guidance in ASC 605-35, (“ASC 605-35”), whereby the Company applies the completed contract method. Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

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

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral; however a significant part of the Company's customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd. In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2016, 2015 and 2014, is $10, $(85) and $43, respectively.

o.	Derivative financial instruments:

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. See Note 11 for disclosure of the derivative financial instruments in accordance with such pronouncements.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, was 283,670, 404,894 and 319,530 for the years ended December 31, 2016, 2015, and December 31, 2014, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation ("ASC 718"), which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees, non-employees and directors.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in years 2016, 2015 and 2014 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2016	2015	2014

Risk-free interest	1.09%	1.13%	1.26
Dividend yields	0	0	0
Volatility	85%	76%	84%
Expected option term	3.5 years	3.8 years	4 years
Forfeiture rate	0%	0%	0%

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

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 are comprised of foreign currency forward contracts.

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

The Company's financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives which were classified within Level 2 and amounted to $ 32 and a $ 17 liability as of December 31, 2016 and 2015, respectively.

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

s.	New and recent accounting pronouncements:

In 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. The standard provides companies with a single model for accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. In 2016, the FASB issued four amendments to the ASU. The standard is effective for public companies for annual periods beginning after December 15, 2017. The Company will adopt this ASU effective January 1, 2018. The guidance is required to be adopted on either a full or modified retrospective basis. The Company is currently evaluating the effect that the standard will have on its consolidated financial statements and related disclosures. In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated Financial Statements.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard that changes the accounting for certain aspects of share-based payments to employees (ASU No. 2016-19). The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when stock awards vest or are settled. The standard also allows the Company to repurchase more of an employee’s vesting shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made to tax authorities on an employee’s behalf for withheld shares should be presented as a financing activity on the Company’s cash flows statement, and provides an accounting policy election to account for forfeitures as they occur. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”, which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require de-designation of that hedging relationship, provided that all other hedge accounting criteria are met. The new guidance is effective for fiscal years beginning after December 15, 2016. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

NOTE 3:-      ACQUISITION OF BUSINESS

On January 1, 2016, the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. ("iDnext") and its subsidiary Next-Line Ltd. ("Next-Line"), for a total consideration of $886. The consideration was comprised of a loan conversion in the amount of $256, initially advanced as a loan to iDnext and Next-Line in December 2015 and applied towards the consideration upon closing of the acquisition, a cash payment of $154 and the issuance of 162,734 Ordinary Shares of the Company for a value of $298.

Additionally, BOS-Dimex has recorded a liability in the amount of $178, reflecting its commitment to make additional payments contingent on the annual operational profit of the acquired business in the calendar years 2016 and 2017. As of December 31, 2016, this liability was written off in a whole due to insufficient operating profit of the acquired business in the year ended December 31, 2016. The Company's management expects that in the year 2017 the acquired business will not meet its profitability goals for contingent payment.

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

Goodwill generated from the business acquisition is primarily attributable to expected synergies. All goodwill generated during this period is not deductible for tax purposes.

The Company does not present a proforma information since it's immaterial.

The acquired business operations are included in the RFID and Mobile Solutions segment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-      ACQUISITION OF BUSINESS (Cont.)

The purchase price allocation of the acquired business is as follows:

January 01,
Allocation:	2016
Tangible assets:
Fixed assets	$80

Intangible assets:
Software	111
Customer relationships	141
Goodwill	554
$886

Intangible assets are amortized based on the straight-line method for their remaining useful life.

NOTE 4:-      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2016	2015

Government authorities	$145	$128
Advances to suppliers	328	230
Prepaid expenses	436	334
Accrued income	26	-
Other	57	33

	$992	$725

NOTE 5:-      INVENTORIES

	December 31
	2016	2015

Raw materials	$131	$115
Finished goods	2,183	2,388

	$2,314	$2,503

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-      LONG TERM ASSETS

	December 31
	2016	2015

Loan related to acquisition of business (*)	$-	$256
Restricted bank deposits	-	11
Other	43	36

	$43	$303

(*)	The loan represents a part of the consideration for the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. The loan bears no interest. On January 1, 2016, the loan was converted into part of the cash payment for the acquisition (see Note 3).

NOTE 7:-      PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015

Cost:

Computers and software	$1,046	$830
Office furniture and equipment	693	662
Leasehold improvements and real estate (1)	381	357
Motor Vehicles	340	340

	$2,460	$2,189

Accumulated Depreciation:

Computers and software	$900	$780
Office furniture and equipment	492	438
Leasehold improvements and real estate (1)	280	252
Motor Vehicles	274	239

	$1,946	$1,709

Property and equipment, net	$514	$480

Depreciation expenses amounted to $184, $ 142 and $ 163 for the years ended on December 31, 2016, 2015 and 2014, respectively.

(1)	On May 6, 2013 the Company sold real estate it owned and leased it back for a five year period and an option to extend the lease period by an additional 5 years. The consideration amounted to $ 337. The Capital gain generated from the sale in the amount of $ 143 was capitalized and is recognized over the duration of the lease agreement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-      GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Balance as of December 31, 2015	$4,122

Acquisition of business	$554

Balance as of December 31, 2016	$4,676

b.	Other Intangible Assets:

	December 31, 2016	December 31, 2015	Weighted average amortization period

Cost:
Brand name	670	670	4.1
Customer list	2,450	2,450	2.5
Software (1)	111	-	3
Customer relationship (1)	141	-	7

	3,372	3,120
Accumulated amortization:
Brand name	670	663
Customer list	2,450	2,450
Software	37	-
Customer relationship	20	-

	3,177	3,113

Amortized cost	$195	$7

(1)	See Note 3.

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $ 64, $ 63 and $ 106 for the years ended December 31, 2016, 2015 and 2014, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-      CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2016	December 31
Short term loans	currency	%	2016	2015

Current maturities	NIS	5.44	400	400

			400	400

NOTE 10:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2016	2015

Government authorities	$-	$6
Derivatives	32	17
Professional services	118	188
Tax accruals	58	56
Other	51	53

	$259	$320

NOTE 11:-    DERIVATIVES INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates.

Losses on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Line Item in Statement of Operations	Year ended December 31,
		2016	2015	2014

Derivatives designated as cash flow hedging instruments :
Foreign currency derivatives	Cost of revenues	$-	$32	$-
Foreign currency derivatives	Sales and marketing	$1	$60	$-
Foreign currency derivatives	General and administrative	$-	$32	$-

Total expenses		$1	$124	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2016:

	December 31, 2016
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$32	-	$32	-
Payment obligation in connection with acquisition	-	-	-	-

	$32	-	$32	-

	December 31, 2015
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$17	-	$17	-

	$17	-	$17	-

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the year ended December 31, 2016:

Total fair value as of December 31, 2015	-

Contingent liability related to acquisition	$178
Change in fair value of contingent consideration related to acquisition	$(178)

Total fair value as of December 31, 2016	-

NOTE 13:-    LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2016	December 31,
	%	2016	2015

NIS	5.44%	$3,134	$3,858

Less - current maturities		400	400

		$2,734	$3,458

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-    LONG-TERM LOANS, NET OF CURRENT MATURITIES (Cont.)

In January 2016, the Company and its Israeli subsidiaries entered into a refinancing agreement with Bank Leumi, which converted the short term debt of $3,858 as of December 31, 2015, into long term loans. The agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. In addition, the Company and its Israeli subsidiaries agreed to repay the bank $1,200 plus interest, in 36 equal installments commencing 2016. The remaining balance of the loans, in the amount of $2,658, shall be paid on December 31, 2018.

The total amount to be paid by the Company is as follows:

Payment schedule	December 31, 2016

2017	$400
2018	2,734
Total	$3,134

NOTE 14:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received during the years 2016, 2015 and 2014.

As of December 31, 2016, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,750, with respect to the grants and the Company anticipates that no royalties will be paid in the future. During years 2016, 2015 and 2014, the developed software for which the grant was received is no longer being sold, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2018, some with options until the year 2023. Minimum future rental payments are:

2017	158
2018	134
2019	89
2020	63
2021	27
471

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-    COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company's motor vehicles are leased under various operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2019. Minimum future lease payments are:

2017	224
2018	144
2019	45
413

Lease expenses for the facilities occupied by the Company and the Company's motor vehicles in years 2016, 2015 and 2014 amounted to $ 643, $ 365 and $ 354, respectively.

3.	Litigation:

The Company is not a party to any legal proceedings.

NOTE 15:-    SHAREHOLDERS' EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares to directors and service provides:

During the year ended December 31, 2014 the Company issued:

a)	17,747 Ordinary Shares to Cukierman & Co., in consideration for non-exclusive investment-banking services and business development services to the Company (see Note 19a);

b)	17,079 Ordinary Shares to Edouard Cukierman pursuant to his Active Chairman Agreement (see Note 19b);

c)	6,004 Ordinary Shares and 2,405 Ordinary Shares to THCAP pursuant to a service agreement (see Note 19c) and as a director's fee, respectively; and

d)	2,652 Ordinary Shares to other board members as a director's fee.

During the year ended December 31, 2015, the Company issued 4,065 Ordinary Shares to Cukierman & Co., in consideration for non-exclusive investment-banking services and business development services to the Company (see Note 19a).

During the year ended December 31, 2016, the Company issued 4,882 Ordinary Shares to a service provider, in consideration for his services in the business acquisition of iDnext (see Note 3).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-    SHAREHOLDERS' EQUITY (Cont.)

2.	Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreement:

On each of June 18, 2013, February 3, 2014 and February 17, 2015, the Company entered into a Standby Equity Distribution Agreement ("SEDA"), with YA Global Master SPV Ltd. ("YA" or "YA Global") for the sale of up to $600, $2,000 and $ 1,300, respectively, of its Ordinary Shares to YA. The Company may effect the sale, at its sole discretion, during a two-year period for the 2013 SEDA, a three-year period for the 2014 SEDA and for a forty-month period for the 2015 SEDA beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA.

For each Ordinary Share purchased under the SEDA, YA will pay 95% for 2013 and 2014 SEDA, and 93% for 2015 SEDA, of the lowest daily VWAP (as defined below) of the Ordinary Shares during the five consecutive trading days (or, for the 2015 SEDA, commencing June 2016, three consecutive trading days), following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $150 for the 2013 SEDA, $500 for the 2014 and 2015 SEDA. "VWAP" is defined as of any date, to be such date's daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA Global, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

In connection with the 2013, 2014 and 2015 SEDA, the Company issued Ordinary shares to YA as a commitment fee of 7,500, 13,711 and 28,930, respectively.

During the years 2014-2016, the Company issued to YA 1,031,515 Ordinary Shares, for a total amount of $2,783.

3.	On February 3, 2014, the Company entered into a Note Purchase Agreement with YA under which YA provided the Company with a one year bridge loan in the amount of $500. The bridge loan was repayable in nine equal monthly installments commencing three months after the receipt of the loan and was paid in full throughout February 2015. The Company paid a commitment fee by issuance to YA of 2,500 Ordinary shares.

4.	On November 27, 2014, the Company entered into a Share Purchase Agreement, for the sale to Novel Infrastructure, Ltd. ("Novel") of 128,147 Ordinary Shares for $500. The issuance costs related to this transaction were $33.

5.	On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company issued 244,630 Ordinary Shares and raised an aggregate amount $ 573, net of $ 16 issuance expenses, at a price per share of $2.406.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-    SHAREHOLDERS' EQUITY (Cont.)

6.	On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares.

7.	On January 1, 2016 the Company issued 162,734 Ordinary Shares as part of the consideration for the iDnext business acquisition (see Note 3).

b.	Warrants to shareholders

The Company's outstanding warrants to shareholders as of December 31, 2016 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average remaining contractual life (years)
161,000	7.43	0.56

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

The term of Company's Israeli Stock Option Plan (the "Plan") is until May 31, 2023. On November 2016, the Company's shareholders approved an increase in the number of options for Ordinary Shares available for issuance under the Plan by 100,000, from 275,000 to 375,000. Any option which is canceled or forfeited before expiration will become available for future grants.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-    SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2016 there are 53,638 options available for future grants under the Plan. Each option granted under the Plan expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company's employee and director stock option activity and related information for the year ended December 31, 2016, is as follows:

	2016		2015		2014
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	238,894	$6.65	136,256	$9.62	144,726	$14.80
Changes during the year:
Granted	30,000	$2.13	109,625	$2.78	16,125	$5.70
Exercised	(10,000)	$2.96	-	$-	-	$-
Forfeited	(6,224)	$8.56	(6,987)	$12.49	(24,595)	$37.55

Outstanding - year end	252,670	$6.21	238,894	$6.65	136,256	$9.62

Vested and expected to vest	154,333	$8.44	88,766	$12.47	58,982	$16.64
Exercisable at year end	144,333	$8.82	88,766	$12.47	136,256	$9.62

During the years 2016, 2015, and 2014, stock-based compensation expense related to employees and directors stock options amounted to $ 124, $ 119 and $ 100, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2015 and 2014 was $ 2.08, $ 2.43 and $ 5.32, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2016 was $ 2.48. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2016, 2015 and 2014 is $ 0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary Shares on December 31, 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016.

During the year ended December 31, 2016, 10,000 options were exercised. No options were exercised during the year ended on December 31, 2015. As of December 31, 2016 and 2015, there were a total of $ 98 and $ 187, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's Plan. That cost is expected to be recognized through 2019.

During the year ended December 31, 2016, the Company received $29.6 from the exercise of options. No cash was received from the exercise of options in the year ended December 31, 2015.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-    SHAREHOLDERS' EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2016 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2016	life (years)	2016	(years)

2.126	30,000	4.86	-	-
2.237	26,625	3.81	8,873	-
2.96	73,000	3.38	17,666	3.38
3.23	375	0.14	375	0.14
3.88	375	2.88	250	2.88
3.88	90,000	1.85	90,000	1.85
4.02	5,000	2.54	3,333	2.54
6.67	10,000	2.28	6,666	2.28
6.67	375	2.28	250	2.28
33.60	3,750	1.23	3,750	1.23
50.40	13,170	0.30	13,170	0.30

Grand Total	252,670	2.80	144,333	2.07

NOTE 16:-    TAXES ON INCOME

a.	Corporate tax rates in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 25% for the 2013 tax year, 26.5% for the 2014 and 2015 tax years, and 25% for the 2016 tax year. On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in 2018 tax year.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2016, in the amount of approximately $ 33,150. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,600.

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

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31
	2016	2015

Net operating loss carry forward (1)	$7,623	$8,703
Net capital loss carry forward (1)	$5,899	$6,253
Allowances and provisions	110	107
Intangible assets, net	(119)	6

	13,513	15,069

Valuation allowance (2)	$(13,513)	$(15,069)

Net deferred tax Liability	$-	$-

(1)	See Note 16b.

(2)	In years 2016 and 2015, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2016 was due to an increase of $1,556 in intangible assets balance and an increase of net operating loss carry forward.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current	$7	$7	$108
Other	-	(29)	-

	$7	$(22)	$108

Domestic	$7	$(27)	$101
Foreign	-	5	7

	$7	$(22)	$108

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-    TAXES ON INCOME (Cont.)

e.	Income (Loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$366	$285	$(405)
Foreign	1	27	80

	$367	$312	$(325)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem and BOS-Dimex have final assessments through 2012. BOS has final assessments through 2010.

Tax assessments for Ruby-Tech Inc., a U.S. subsidiary, through 2011 have all been assessed as final.

h.	In accordance with the Company's accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's Consolidated Statements of Operations.

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS-Dimex and BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2012 and thereafter. BOS may be subject to auditing by the Israel tax authorities for fiscal years 2010 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2011 and thereafter.

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

As of December 31, 2016 and 2015, the total balance of uncertain tax positions is $58 and $ 56, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-    SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2016	2015	2014

Financial income:
Interest income	$-	$1	$1
In respect of Liability related to Dimex acquisition	-	-	70

	-	1	71
Financial expenses:
In respect of bank loans, bank fees and liability related to Dimex acquisition	(307)	(311)	(454)
Change in fair value of forward contracts which are not designated as hedging	(5)	(24)	(31)
Other (mainly foreign currency transaction losses)	(27)	(42)	(30)

	(339)	(377)	(515)

	$(339)	$(376)	$(444)

The following table sets forth the computation of basic and diluted net loss per share:

b.	Net earnings (loss) per share:

	Year ended December 31,
	2016	2015	2014

1. Numerator:
Income (loss)	$360	$334	$(433)

Net income (loss) available to Ordinary shareholders	$360	$334	$(433)

2. Denominator (in thousands):

Basic weighted average Ordinary shares outstanding (in thousands)	2,587	1,970	1,449
Diluted weighted average Ordinary shares outstanding (in thousands)	2,593	1,970	1,449

Basic and diluted income (loss) per share	$0.14	$0.17	$(0.30)

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

a.	Revenues, gross profit and assets for the operating segments for the years 2016, 2015 and 2014 were as follows:

	RFID and Mobile Solutions (BOS-Dimex)	Supply Chain Solutions (BOS-Odem)	Intercompany	Consolidated

2016
Revenues	$12,197	$15,291	$(61)	$27,427
Gross profit	$2,888	$2,427	$-	$5,315
Assets related to segment	$5,308	$120	$-	$5,428

2015
Revenues	$9,270	$16,336	$(7)	$25,599
Gross profit	$2,608	$2,529	$-	$5,137
Assets related to segment	$4,753	$159	$-	$4,912

2014
Revenues	$11,328	$16,317	$(44)	$27,601
Gross profit	$2,868	$2,177	$-	$5,045
Assets related to segment	$4,600	$447	$-	$5,046

b.	The following presents total revenues and long-lived assets for the years 2016, 2015 and 2014 based on the location of customers:

	Year ended December 31,
	2016		2015		2014
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$20,619	$514	$19,044	$480	$22,166	$556
India	3,119		3,140		1,039	-
Far East	2,964		1,390		2,257	-
Europe	314		1,170		1,624	-
America	411		855		515	-

	$27,427	$514	$25,599	$480	$27,601	$556

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-    SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2016	2015	2014

Customer A (Supply Chain Segment)	-	13%	13%

NOTE 19:-    RELATED PARTIES

a.	Service Agreement with Cukierman & Co.:

In 2003, the Company's Audit Committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd. ("Cukierman & Co."), to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003 (the "Service Agreement"). Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003 until January 8, 2015, Mr. Cukierman served as Chairman of the Company's Board of Directors and was also a co-manager of the Catalyst Fund, a shareholder of the Company. For its services, Cukierman & Co. was paid a monthly sum of $ 10 plus VAT (except from February 9, 2009 until December 31, 2010, during which period Cukierman & Co. agreed to temporarily reduce such fee to $8.5), in addition to a success fee of 4%-6% for a consummated private placement. The Service Agreement, as supplemented, provided for success fees in connection with securing M&A transactions of 3.5% of the proceeds exchanged in such a transaction and also for a success fee of 6% of the revenues actually received by the Company in respect of a sale of the Company's products to a new customer which was introduced by Cukierman & Co. According to its terms, the Company may terminate the Service Agreement at any time, by giving a one-month prior written notice.

Pursuant to an amendment to the Service Agreement, as of July 1, 2012, the private placement portion of Cukierman & Co’s services was discontinued, and the monthly payment was reduced to approximately $ 6.4 plus VAT, reflecting payment for the business development and mergers and acquisitions services only.

In addition, the payment will be made once a year at the end of each calendar year by way of issuance of the Company's Ordinary shares and not in cash, using a price per share as stipulated in the revised Service Agreement.

On July 15, 2013, an additional amendment to the Service Agreement was signed by which all payments to Cukierman & Co. will be made on a quarterly basis.

In February 2015, the Company terminated the Service agreement.

Expenses the Company recorded according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2016	2015	2014

Success fee related to private placement	-	-	33
Retainer fee	-	12	76

Total	-	12	109

During the years 2016, 2015 and 2014, the Company issued 0, 4,065 and 17,747 Ordinary Shares to Cukierman & Co. as per the revised Service Agreement, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-    RELATED PARTIES (Cont.)

b.	Active Chairman Agreement with Edouard Cukierman:

In March 2011, the Company's Audit Committee and Board of Directors approved an Active Chairman Agreement with Mr. Cukierman for services during the years 2011 through 2014. The agreement was approved by the Company's shareholders on December 20, 2011. Pursuant to this agreement, Mr. Cukierman was to be granted options to purchase 22,360 Ordinary Shares, and was to be paid monthly cash payment of $ 5 plus VAT at the prevailing rate.

The exercise price of the options is $ 3.8 and they vest and become exercisable in 16 equal quarterly installments. The first three installments vested immediately following the shareholders' approval, and the fourth installment vested on December 31, 2011. As of December 31, 2016 there are no outstanding options under this agreement.

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

During the years 2016, 2015 and 2014 the Company issued to Edouard Cukierman 0, 0 and 17,079 Ordinary Shares, pursuant to the revised Agreement.

On January 4, 2015, the Company’s shareholders resolved to terminate Mr. Cukierman services as a member of the Company’s Board of Directors, and therefore the Active Chairman Agreement, which expired on December 31, 2014, was not extended.

Expenses incurred in accordance with the Active Chairman Agreement with Edouard Cukierman are as follows:

	Year ended December 31,
	2016	2015	2014

Chairman fees	$-	$-	$60
Stock option compensation expenses	-	-	10

Total	$-	$-	$70

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

On August 21, 2014, the Company's Board of Directors terminated the Advisory Agreement with THCAP.

On October 22, 2015, the Company’s Board of Directors approved the payment of THCAP’s director’s fees in cash.

On December 31, 2016, 2015 and 2014 the Company issued to THCAP 0, 0 and 6,004 Ordinary shares for the retainer for business development services. On December 31, 2016, 2015 and 2014, the Company issued to THCAP 0, 0, and 2,405 Ordinary shares as director's fees.

Mr. Luis Gutierrez Roy, managing partner of THCAP, has left the Company's Board of Directors on July 15, 2015.

Expenses incurred according to the agreements with THCAP are as follows:

	Year ended December 31,
	2016	2015	2014

Retainer fees	$-	$-	$28
Director's fee	-	6	8

Total	$-	$6	$36

d.	Agreements with iDnext:

On January 01, 2016 the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. ("iDnext") and its subsidiary Next-Line Ltd. ("Next-Line") (see Note 3).

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext is to be paid a monthly fee of 33 Thousand NIS (approximately $8.5) through December 31, 2017.iDnext is controlled by Mr. Moti Harel, who is a member of the Company’s Board of Directors.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-    RELATED PARTIES (Cont.)

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2016	2015	2014

Monthly fees	$104	$-	$-

Total	$104	$-	$-

- - - - - - - - - - - - - - - - - - -

