Form 20-F
period 2017-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2018-03-29
CIK 1005516

As filed with the Securities and Exchange Commission on March 29, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

3,356,689 Ordinary Shares, nominal value NIS 80.00 per share, as of December 31, 2017 and 3,356,689 Ordinary Shares, nominal value NIS 80.00 per share, as of February 28, 2018.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer , large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

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

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; our technological advancement; our compliance with regulatory requirements; and our ability to operate due to political, economic and security conditions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

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

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2014 and 2013, and the consolidated balance sheet data as of December 31, 2015, 2014 and 2013, are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the year ended December 31, 2017 were audited by Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm and a member of Grant Thornton. The financial statements for the years ended December 31, 2016, 2015, 2014 and 2013 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

Statement of Operations Data: (in U.S. thousands of dollars with the exception of per share data)

Year ended December 31,	2013	2014	2015	2016	2017

Revenues	25,903	27,601	25,599	27,427	28,932
Cost of revenues	20,872	22,556	20,462	22,112	22,587
Gross profit	5,031	5,045	5,137	5,315	6,345
Operating expenses:
Sales and marketing	2,924	3,043	2,768	3,111	3,389
General and administrative	1,523	1,882	1,681	1,498	1,870
Total operating expenses	4,447	4,925	4,449	4,609	5,259
Operating income	584	120	688	706	1,086
Financial expense, net	(549)	(444)	(376)	(339)	(297)
Income (loss) before taxes on income	13	(325)	312	367	789
Taxes on income (tax benefit)	13	108	(22)	7	16
Net income (loss)	-	(433)	334	360	773

Basic and diluted net income (loss) per share	-	$(0.30)	$0.17	$0.14	$0.24
Weighted average number of shares used in computing basic net income (loss) per share	1,172	1,449	1,970	2,587	3,171
Weighted average number of shares used in computing diluted net income (loss) per share	1,172	1,449	1,970	2,593	3,171

Consolidated Balance Sheet Data:	2013	2014	2015	2016	2017

Cash and Cash Equivalents	1,005	1,522	1,419	1,286	1,533

Working Capital (*)	(500)	634	5,246	6,099	7,342

Total Assets	19,187	16,261	16,825	18,144	21,407
Short-term banks loan and current maturities of long-term bank loans	5,924	4,867	400	400	505
Long-term liabilities	1,305	383	3,653	2,943	2,809
Shareholders’ equity	3,703	5,297	6,505	8,584	10,218

(*) Working capital comprises of:
Current assets	13,679	11,215	11,913	12,716	15,722
Less: current liabilities	14,179	10,581	6,667	6,617	8,380
	(500)	634	5,246	6,099	7,342

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

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

As of December 31, 2017, we had $3.03 million in long-term debt (including current maturities of $505,000) and no short term bank loans.

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

As of December 31, 2017, we had an accumulated deficit of $69.8 million. Although we had net income of $773,000 in 2017, $360,000 in 2016 and $334,000 in 2015, we had a net loss of $433,000 in 2014 and operated on a break even basis in 2013. In addition, we have had net losses in prior fiscal years, including in 2011 and 2012. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include:

●	delivering products in a timely manner;

●	successfully implementing our business strategy;

●	increased demand for existing products; and

●	controlling costs.

There can be no assurance that we will be able to meet our challenges and continue to be profitable in the future or that the level of historic sales will continue in the future.

We may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales or to enter into new markets with new products or services or due to competition we may find it necessary to decrease prices in order to be competitive. Additionally, our gross profit margin tends to fluctuate mainly due to variety and mix of products and changing suppliers prices. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We depend on one bank for our credit facilities.

We rely on the First International Bank of Israel (“Bank Beinleumi”) to provide all of the credit facilities to our subsidiaries. As of December 31, 2017, we had $3.03 million in long term debt to Bank Beinleumi.

Our assets are subject to a security interest in favor of Bank Beinleumi. Our failure to repay the bank loan, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our debt to Bank Beinleumi is secured by a first priority floating charge on the present and future assets of the Company and its Israeli subsidiaries, and by a first priority fixed charge on their goodwill, unpaid share capital and any insurance entitlements pertaining to assets underlying these charges. In addition, the Company and its Israeli subsidiaries entered into a series of intercompany guarantees in favor of Bank Beinleumi.

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These limitations may force us to pursue less than optimal business strategies or forgo business arrangements, which could have been financially advantageous to our shareholders and us. Our debt obligations also contain various covenants, which require that we maintain certain financial ratios related to shareholders’ equity and EBITDA and capital to balance sheet ratio. Our failure to comply with the restrictions and covenants contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources”).

If our shareholders do not approve an increase in our authorized share capital, our ability to make future acquisitions and to fund our operations through the issuance of Ordinary Shares will be constrained, which may have a material adverse effect on our business and financial condition.

As of February 28, 2018, we had approximately 329,000 authorized, but unissued Ordinary Shares that are available to make acquisitions and to raise capital for general corporate purposes. If our shareholders do not approve an increase in our authorized share capital, our ability to make future acquisitions and to fund our operations through the issuance of Ordinary Shares will be constrained, which may have a material adverse effect on our business and financial condition.

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

In January 2016, we completed the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. We may expand our services through additional acquisitions. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. There can be no assurance that we will be able to consume this acquisition or successfully integrate and manage future acquisitions, if they occur.

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

Our customers’ debt is derived from sales to customers located primarily in Israel, India, the Far East and Europe. We do not generally require collateral; however, a certain portion of our debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd.

The balance of allowance for bad debt as of December 31, 2017 amounted to $75,000 which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

A substantial part of the sales of our Supply Chain Solutions division is to the Indian market. A decline in our sales to India would have a material adverse effect on our business and financial results.

In 2017, revenues derived from the sales of our Supply Chain Solutions division to India accounted to US $4.5 million, or 16% of our total revenues. Sales to India could decline due to changes in market demand or for political reasons. Should our sales to India reduce substantially, our business and financial results will be adversely affected.

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

Despite testing by us, errors may be found in our software products and services. If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of certain jurisdictions and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

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

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 33% of our Supply Chain Solutions division purchases in the year 2017 were sourced from five key suppliers and 39% of our RFID and Mobile Solutions division purchases in the year 2017 were sourced from six other key suppliers (including a software supplier). In the year 2016, 39% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 42% of our RFID and Mobile Solutions purchases were sourced from six other key suppliers.

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

Recent changes in Israeli law in respect of minimum wage and work and rest hours may increase our labor related expenses.

In December 2017, the mandatory minimum wage in Israel was raised by approximately 6%, to NIS 5,300. In addition, commencing April 2018, the 43-hour workweek shall be shortened by one hour (at a pre-determined day), without a reduction in the monthly salary. An employee that will continue to work 43 hours per week shall be entitled to overtime payment. As a result, we may suffer an increase in our labor costs in Israel, which could adversely affect our profitability.

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

 Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2017, the NIS appreciated against the dollar by approximately 9.8%, while in 2016 this percentage amounted to 1.5%. In 2015 and 2014, the NIS depreciated by approximately 0.3% and 12%, against the U.S. dollar, respectively. In the year ended December 31, 2017, the inflation rate in Israel was 0.4%. In 2016, 2015 and 2014, the annual deflation was 0.2, 1% and 0.2%, respectively. Therefore, the U.S. dollar cost of our Israeli operations increased in 2017 and 2016 and decreased in 2015 and 2014. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

Disruptions to our IT systems due to system failures or cyber security attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially affect our reputation and materially harm our business.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, there can be no assurance that our current information technology (IT) systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. A cyber-attack on our systems or networks that impairs our IT systems could disrupt our business operations and our ability to sell our products. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our Supply Chain division has significant sales worldwide and could encounter problems if conditions change in the places where we market products.

We have sold and intend to continue to sell products in overseas markets, including in India, the Far East and Europe. A number of risks are inherent in engaging in international transactions, including:

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

A financial and economic downturn in Israel, India or in one or more of our overseas markets may cause revenues of our customers to decrease. This may result in reductions in sales of products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.8 million at December 31, 2017. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

There are substantial risks associated with the YA II Standby Equity Distribution Agreement, which could contribute to the decline of our share price and have a dilutive impact on our existing shareholders.

The sale of our Ordinary Shares to YA II PN, Ltd. (or YA II) (formerly YA Global Master SPV Ltd.), pursuant to the Standby Equity Distribution Agreement, dated as May 8, 2017, (the “2017 SEDA”), (see “Item 5B – Liquidity and Capital Resources”) will have a dilutive impact on our shareholders. Under the 2017 SEDA, we have the right to sell, over a period of up to 4 years, Ordinary Shares to YA II for up to a total purchase price of $2,000,000, all of which remained available as of February 28, 2018. YA II may resell some, if not all of the shares we issue to it under the 2017 SEDA and such sales could cause the market price of our Ordinary Shares to decline.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2017 through February 28, 2018, the daily closing price of our Ordinary Shares in NASDAQ has ranged from $1.67 to $2.46 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

Our business could be impacted as a result of actions by activist shareholders or others.

We may be subject, from time to time, to legal and business challenges in the operation of our company due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may affect our relationships with vendors, customers, prospective and current employees and others. For additional information see Item 5:  “Operating and Financial Review and Prospects - Legal Contingencies” below.

As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we follow and may in the future elect to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

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

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our subsidiaries’ websites are: BOS-Odem Ltd (“Odem”). - www.odem.co.il; BOS-Dimex Ltd. (“Dimex”) – www.dimex.co.il. and www.idnext.co.il. The information contained on, or linked from, our websites is not a part of this report.

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

On January 1, 2016, Dimex consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”), for a total consideration of $886,000. The consideration was comprised of a loan conversion in the amount of $256,000, initially advanced as a loan to iDnext and Next-Line in December 2015 and applied towards the consideration upon the closing of the acquisition, a cash payment of $154,000 and the issuance of 162,734 Ordinary Shares of the Company for a value of $298,000. Additionally, Dimex has recorded a liability in the amount of $178,000, reflecting its commitment to make additional contingent payments based on the annual operational profit of the acquired business in the calendar years 2016 and 2017. In 2016, this liability was fully written off due to insufficient operating profit of the acquired business in the year ended December 31, 2016. In the year 2017 the acquired business did not meet the profitability targets that would trigger the additional contingent payments.

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

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers, government and livestock markets. The Company’s Supply Chain Solutions customers include, among others, Cyient DLM Private Limited,, Centum Electronics Limited and Fokker Elmo Sasmos Interconnection Systems Ltd. from the Indian market, and Refael and the Israel Aerospace Industries from the Israeli market. The Company is continuing to expand its Supply Chain Solutions into the Indian market. The Company’s RFID and Mobile Solutions currently has all of its sales in Israel and its customers include, among others, Shufersal Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd., The Ministry of Agriculture & Rural Development and Tnuva Ltd.

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

Specifically, the Company’s RFID and Mobile Solutions division offers the following products and services:

●	Hardware:

○	Thermal and barcode printers;

○	RFID and barcode scanners and readers;

○	Wireless, mobile and forklift terminals;

○	Wireless infrastructure;

○	Active and passive RFID tags (HF & UHF); and

○	Consumables (ribbons, labels, tags)

●	Software:

○	Implementation and integration of a Warehouse Management System ("WMS"), which is proprietary software of Mantis Informatics S.A. that is licensed by the Company. WMS is an optimized data collection solution for logistics management in logistic centers and warehouses. The solution is based on RFID tags or bar codes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse/logistics operations. The System enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and provides them with the ability to locate inventory in their stockroom. It provides inventory managers with a direct communication link to the sales floor and assists them in minimizing inventory loss or theft. It also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock and provide the customer with up-to-date product information.

○	In August 2012, the Company entered into a cooperation agreement with an independent software development company for developing tailor made software solutions according to customers demand.

●	Systems:

The Company provides systems for comprehensive solution for inventory/assets tracking. The system is comprised from hardware, software and integration with the customers' information system. The Company has provided systems for varied solutions which includes among others:

○	RFID system for libraries. The system is comprised of automatic self-service stations, staff stations, security gates, and RFID tags that are affixed to the books. The system was developed by Bibliotheca and the Company is the integrator in Israel.

○	RFID-based system for tracking inventory in a produce packing house. The RFID system enables automatic tracking of fruit pallets from the sorting machine through the various cold storage rooms and until the truck loading. It continuously shows the location of the pallets in the various stations in the packing house and interfaces with the ERP of the packing house. The system was designed using BOS' experience and knowledge of the working processes in a packing house, and is comprised of RFID readers, RFID tags, the Company tailor-made software, and an interface with the ERP of SAP, Priority and SBO.

○

Automatic system for industrial packing lines, that matches between a product and its packaging. The system is designed to be deployed mainly in production lines of food producers and pharmaceutical manufacturers. The system uses machine vision readers of Cognex Corporation together with Company’s software and integration.

○	Automatic system for production line whereby manufacturing companies can track the progress and status of items on a production line. The solution is based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With this system, items entering the manufacturing plant are labeled with RFID tags or bar codes, which allow fixed readers, located along the production line, to record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

○	Automatic system to identify and track vehicles in a variety of transportation-related settings, such as automobile dealers, importers or distributors. By using RFID tags on their vehicles it enables companies to effectively manage, track, support and plan all day-to-day vehicle-related activities.

●	Services:

The Company’s RFID and Mobile Solutions division also provides complementary services such as:

○	A service lab that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans; and

○

Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

In 2017, 47% of our revenues were attributed to sales generated from the Company’s RFID and Mobile Solutions division.

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

In 2017, 53% of our revenues were attributed to sales of the Supply Chain Solutions division.

Marketing, Distribution and Sales

RFID and Mobile Solutions

The Company markets its RFID and Mobile Solutions primarily to medium and large sized corporations in Israel through a combination of direct sales and sales agents.

Supply Chain Solutions

The Company markets its Supply Chain Solutions directly to customers or through distributors worldwide. The Company’s sales force is comprised of direct sales teams and sales agents.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2017	%	2016	%	2015	%
Israel	$21,870	75	$20,619	75	$19,044	74
India	$4,497	16	$3,119	11	$3,140	12
Far East	$1,416	5	$2,964	11	$1,390	6
America	$918	3	$411	2	$855	3
Europe	$231	1	$314	1	$1,170	5
Total Revenues	$28,932	100	$27,427	100	$25,599	100

Sales by quarters

	2017	%	2016	%	2015	%
Q1	$7,064	24	$8,067	29	$5,827	23
Q2	$6,716	23	$6,308	23	$6,101	24
Q3	$7,227	25	$6,275	23	$6,295	25
Q4	$7,925	28	$6,777	25	$7,376	28
Total Revenues	$28,932	100	$27,427	100	$25,599	100

Sales by divisions

	2017	%	2016	%	2015	%	2014
RFID and Mobile Solutions	$13,666	47	$12,197	44	$9,270	36	$11,328
Supply Chain Solutions	$15,495	53	$15,291	56	$16,336	64	$16,317
Intercompany	$(229)	-	$(61)	-	$(7)	-	$(44)
Total Revenues	$28,932	100	$27,427	100	$25,599	100	$27,601

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

In Israel, the Company’s main competitors in the RFID and Mobile Solutions market are Soft Solutions Ltd., eWave Ltd., Dangot Computers Ltd., Dannet Advanced Technologies Ltd., LogiTag Systems Ltd., Globe Tag Ltd., Infosystem and Isics.

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

Strategy

The Company’s vision is to become a leading integrator in the field of RFID and Mobile Solutions and global provider of electronic components with supply chain added value services.

The key elements of the Company’s strategy are as follows:

●	Expand its RFID and Mobile product and solutions offerings, mainly through acquisitions of complementary solutions. This will include the sale and integration of new complementary hardware and software to its existing customer base and sales to new customers. As part of implementing our growth strategy Dimex acquired in January 2016, the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. Following this acquisition, Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities;

●	Expand the Supply Chain Solutions product offerings and sales outside of Israel and mainly into India. Sales to the Far East, including India, amounted to $5.9 million in years 2017 and 2016.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)      Dimex, an Israeli corporation, representing the RFID and Mobile Solutions division;

(2)      Odem, an Israeli corporation, representing the Supply Chain Solutions division;

In the United States:

(1)      Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion	2,725	January 2018 through November 2019

Our average monthly rental fee for the year 2017 and for the year 2016 amounted to $14,405 and $12,999, respectively.

In November 2017 we started renovation works for our warehouses and lab at the new location at the same building in Rishon LeZion. Currently, we lease 2,725 square meters that include the current and the new facilities. Following the completion of the renovation expected to take place in April 2018, we will use only 1,651 square meters.

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

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts are recognized ratably over the service period.

The Company applies the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis.

The Company follows the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applies the completed contract method, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion . Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Deferred revenues include unearned amounts received from customers (mostly for service contracts, software projects and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done.

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

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition, results of operations and for fully understanding and evaluating our reported results:

●	Inventories

●	Impairment of long-lived assets and intangible assets subject to amortization

●	Goodwill

●	Revenue recognition

a.	Inventories:

Inventories are valued at the lower of either cost or net realizable value. Cost is determined using the moving average cost method.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

b.	Impairment of long-lived assets and intangible assets subject to amortization:

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

Recoverability of intangible assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If intangible assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2017 the remaining intangible assets were comprised of software and costumer relationship (see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2017).

For each of the three years ended on December 31, 2017, 2016 and 2015, no impairment losses were identified.

c.	Goodwill:

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

The Company operates in two operating-based segments: RFID and Mobile Solutions and Supply Chain Solutions. The Company's goodwill is related to the RFID and Mobile Solutions segment, which represents a reporting unit as a whole.

The Company determines the fair value of the reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser.

Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2017 were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2%. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the RFID and Mobile Solutions segment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During 2017, 2016 and 2015 no impairment losses have been identified.

d.	Revenue Recognition:

The Company derives its revenues mainly from the sale of products and supporting services.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts are recognized ratably over the service period.

The Company applies the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis.

The Company follows the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applies the completed contract method, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion . Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

Deferred revenues include unearned amounts received from customers (mostly for service contracts, software projects and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done.

Legal Contingencies

The Company is not a party to any legal proceedings.

On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company's Chairman Yosi Lahad, the Company's Co-CEO, Yuval Viner, the Company's Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

The Plaintiff claims that the defendants, acting in bad faith, breached their duties of loyalty and care and several laws, by inducing the Plaintiff to purchase shares of the Company. The Plaintiff claims that he was led to believe that the defendants shall facilitate his becoming a controlling shareholder of the Company. The claim is for a total amount of NIS 2,600,000 (approximately $750,000).

While the Company is not a named defendant in these proceedings, the Company is party to indemnification agreements with the members of its management, pursuant to which it pays the legal fees involved in the defense against the claim, and may be required to provide indemnification in the event a ruling is handed against them. The Company expects such payments, if any, to be covered under its Directors and Officers insurance policy (subject to a deductible).

5A.	Operating Results

Comparison of 2017 and 2016

Consolidated revenues increased by 5% to $28.9 million in year 2017 from $27.4 million in year 2016. The increase is mainly related to an increase in revenues of the RFID and Mobile division from $12.2 million in 2016 to $13.7 million in 2017. The growth in the RFID and Mobile division is attributed mainly to inventory counting services.

Gross profit for 2017 was $6.35 million (gross margin of 21.9%) as compared to $5.3 million (gross margin of 19.3%) for 2016. The increase in gross profit is attributable to the increase in revenues and increase in gross profit margins in both divisions. The increase in gross profit margins in both divisions is mainly attributed to increase in sales price.

Operating expenses increased to $5.26 million in 2017 from $4.6 million in 2016. The increase in expenses is attributed mainly to the following factors:

●	We incur a significant portion of our expenses in NIS. Such costs are mainly attributed to salaries and lease of our facilities and cars. Hence, devaluation of US dollar against the NIS during year 2017 in the rate of 9.8% increased our cost of our operations by approximately $192,000 as compared to year 2016.

●	General and administrative expenses of year 2016 include income in the amount of $178,000 that are attributed to the write-off in a contingent liability related to the acquisition of the business operations of iDnext (see Note 3 to the Consolidated Financial Statements for the year ended December 31, 2017).

●	Increase of $170,000 in sales and marketing expenses is attributed to sales agents and employees commission in year 2017 as compared to year 2016. Such increase results from 6% growth in year 2017 revenues as compared to year 2016.

Financial expenses decreased to $297,000 in year 2017 from $339,000 in year 2016. The reduction in financial expenses, mainly in interest expenses, is attributed to reduction of the bank loan amounts from $3.1 million (NIS 12.1 million) in December 31, 2016 to $3 million (NIS 10.5 million) in December 31, 2017.

Net income for year 2017 was $773,000 as compared to net income of $360,000 in 2016. The basic and diluted net income per share in 2017 was $0.24, compared to basic and diluted net income per share of $0.14 in 2016.

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

Impact of Inflation and Currency Fluctuations

We are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2017, the NIS appreciated against the dollar by approximately 9.8%, while in 2016 this percentage amounted to 1.5%. In 2015 and 2014, the NIS depreciated against the U.S. dollar by approximately 0.3% and 12%, respectively. In the year ended December 31, 2017, the inflation rate in Israel was 0.4%. In 2016, 2015 and 2014 the annual deflation rate in Israel was approximately 0.2%, 1% and 0.2%, respectively. Therefore, the U.S. dollar cost of our Israeli operations increased in 2017 and 2016 and decreased in 2015 and in 2014. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2015, 25% in 2016 and 24% in 2017. Effective January 1, 2018 the corporate tax rate is 23%.

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

In the year ended on December 31, 2017, the Company had net income of $773,000 as compared to $360,000 in the year 2016 and $334,000 in the year 2015. In the year ended December 31, 2017, the Company generated a positive cash flow from operating activities amounting to $355,000, as compared to a negative cash flow from operating activities amounting to $361,000 in 2016 and a positive cash flow from operating activities amounting to $370,000 in 2015. The Company’s cash and cash equivalents amounted to $1.5 million as of December 31, 2017. The Company had a positive working capital of $7,342,000, $6,099,000, and $5,246,000 as of December 31, 2017, December 31, 2016, and December 31, 2015, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2017, we had $3.03 million in long-term debt (net of current maturities of $505,000) and no short term bank loans.

The Company’s loans from Bank Beinleumi are secured by:

●	first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder; and

●	floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future.

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Beinleumi and each of its Israeli subsidiaries guarantees the Company’s liabilities to Bank Beinleumi.

We rely on Bank Beinleumi to provide all of the credit facilities to our subsidiaries. In October 2017 we replaced all our Bank Leumi credit facilities with credit facilities from Bank Beinleumi, so that currently our outstanding bank debt, is owed to Bank Beinleumi.

In February 2014, the Company entered into a Standby Equity Distribution Agreement (the “February 2014 SEDA”) with YA Global Master SPV, Ltd. ("YA Global"). The 2014 SEDA provided that, upon the terms and subject to the conditions set forth therein, YA Global was committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a three-year commitment period. The Company issued 13,711 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares was set at a 5% discount off the lowest daily VWAP (as such term is defined in the February 2014 SEDA) of the Ordina Shares during the five consecutive trading days following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary Shares at the time of delivery of the advance notice). The Company has drawn $1,916,000 on this equity line, for which it issued an aggregate of 693,434 Ordinary Shares.

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

In February 2015, the Company entered into the 2015 SEDA with YA Global. The 2015 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $1,300,000 of the Company’s Ordinary Shares over a 40-month commitment period. The Company issued 28,930 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2015 SEDA. The Ordinary Shares to be issued to YA Global under the 2015 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2015 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the 2015 SEDA. As of March 29, 2018, $1,195,000 has been drawn on this equity line, for which the Company issued an aggregate of 628,229 Ordinary Shares.

In May 2017, the Company entered into the 2017 SEDA with YA II. The 2017 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA II is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a 4-year commitment period. The Company issued 67,307 shares to YA Global II SPV, LLC as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2017 SEDA. The Ordinary Shares to be issued to YA II under the 2017 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2017 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA II of any shares to be issued to YA II under the 2017 SEDA. As of March 29, 2018, the Company has not drawn any amount on this equity line. The Company has an effective registration statement covering the resale by YA II of up to 878,161Ordinary Shares that the Company may sell to YA II under the 2017 SEDA. The registered Ordinary Shares include 548,975 Ordinary Shares that have not yet been authorized and which will not be sold until our shareholders have approved an amendment to our Memorandum of Association and Articles of Association to increase our authorized share capital by a corresponding number of shares.

On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company raised an aggregate net amount of $573,000, net of $16,000 issuance expenses, at a price per share of $2.406.

On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares, which was approved by the Company’s shareholders.

On January 1, 2016 the Company issued 162,734 Ordinary Shares as part of the consideration in the iDnext business acquisition.

As of February 28, 2018, we had approximately 329,000 authorized, but unissued Ordinary Shares that are available to make acquisitions and to raise capital for general corporate purposes. If our shareholders do not approve an increase in our authorized share capital, our ability to make future acquisitions and to fund our operations through the issuance of Ordinary Shares will be constrained, which may have a material adverse effect on our business and financial condition.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2017, our trade receivables’ and trade payables’ aging days were 125 and 99 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $7,342,000 as of December 31, 2017. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by operating activities was $355,000 in 2017 and $370,000 in 2015. Net cash used in operating activities in 2016 was $(361,000), due to working capital requirements related to the acquisition of the business of iDnext and Next-Line.

Net cash used in investment activities in year 2017 amounted to $344,000 and includes cost of $138,000 related to offices renovation. Net cash used in investment activities in year 2016 amounted to $268,000 and included payment of $154,000 for acquisition of the business of iDnext and Next-Line business. Net cash used in investment activities in year 2015 amounted to $47,000.

Net cash provided by financing activities in 2017 and 2016 amounted to $236,000 and $496,000, respectively. Net cash used in financing activities in 2015 amounted to $426,000, respectively.

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

BOS’ vision is to become a leading Israeli integrator of RFID and Mobile solutions in Israel and a global provider of electronic components with supply chain added value services.

Committed to this vision, we anticipate that RFID and Mobile product offerings will increase, mainly through acquisitions of complementary solutions.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2017, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars with the exception of per share data):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$3,028	$505	$1,515	$1,008	-
Accrued severance pay (2)	$286	-	-	-	$286
Operating lease - cars(3)	$576	$284	$292	-	-
Purchase obligation for service and inventory	$4,841	$4,494	$347	-	-
Facilities lease	$491	$172	$259	$60	-
Total	$9,222	$5,455	$2,413	$1,068	$286

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities in order to refinance Company's loans with Bank Beinleumi in a total amount of $3.03 million as of December 31, 2017.
(2)	The time for payment of the severance cannot be predicted.
(3)	The Company has pre-paid the last instalment of each of the motor vehicles as a deposit.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Yosi Lahad (*)	62	Chairman of the Board of Directors
Mr. Yuval Viner	55	Co-Chief Executive Officer and Director
Mr. Avidan Zelicovsky	48	President and Director
Mr. Eyal Cohen	49	Co-Chief Executive Officer and Chief Financial Officer
Ms. Revital Cohen	41	Director
Mr. David Golan (*)	77	Director
Ms. Odelia Levanon (*)	55	Director
Mr. Ziv Dekel	54	Director

(*) Member of our audit committee and compensation committee.

Mr. Yosi Lahad was appointed as Chairman of the Board in 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman several technology companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services to global companies in a variety of industries including communications, IT, energy, water, Homeland security & Robotics. Mr. Lahad serves as an active Board Chairman/member of several companies such as JPI Group China, a leading strategic planning firm for companies entering the Chinese market, AtlasSense, a provider of innovative analytics of health information over Internet, and NextWave Robotics among others. Previously, Mr. Lahad served as the country Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad had been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the Interdisciplinary Center (a joint program with Wharton school of business at University of Pennsylvania) and at Tel-Aviv University from 2005. Mr. Lahad is a frequent guest lecturer in universities and international conferences on Innovations in AI, Automation and Intelligent Systems. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Yuval Viner was appointed as the Company acting Chief Executive Officer on October 20, 2009, as Chief Executive Officer on March 17, 2010 and joined our Board of Directors on June 29, 2015. Since August 15, 2017, Mr. Viner shares the position of Chief Executive Officer with Mr. Eyal Cohen. From March 2008, following the acquisition of Dimex System’s assets, he served as the Head of RFID and Mobile Solutions division. Mr. Viner joined Dimex Systems (1988) Ltd. in 1993 and was appointed as Dimex System’s CEO in 2000. Mr. Viner joined the Company as part of the acquisition of Dimex Systems assets. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

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

Mr. Eyal Cohen was appointed as the Company’s Chief Financial Officer in January 2007. In August 15, 2017, Mr. Cohen was appointed as the Company’s Co-Chief Executive Officer, a position he holds together with Mr. Yuval Viner. From 2004 through 2006, Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd, a technology company. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd., a technology company traded on NASDAQ in the past, and in the years 1995-1997 held an audit manager position in technology department of PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the state of Maine.

Mr. David Golan has served as an External Director of the Company (within the meaning of the Israeli Companies Law) since February 2009 and until December 12, 2017. Thereafter, following the adoption by the Company of an exemption from the requirement to appoint External Directors, Mr. Golan has been elected to serve on the Company’s Board of Directors as a regular director. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelor’s degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Ms. Odelia Levanon joined our Board of Directors in November 2015. Since November 2017, Ms. Levanon is the CEO of the IUCC - Inter-University Computation Center. During the years 2014-2017, Ms. Levanon has served as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has previously served as a member of the Board of You – loyalty club from 2008 to 2012. Since 2016, Ms. Levanon is a lecturer on management in the field of information systems in the Israel Academic College in Ramat Gan. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

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

Ms. Revital Cohen joined our Board of Directors on December 12, 2017. Since 2011, Ms. Cohen has an expertise in implementation of ERP system in enterprises and provides consulting to companies in various fields such as business planning, finance, ERP and human resources. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. Ms. Cohen holds a bachelor’s degree in Sociology and Education, and master’s degree in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2017:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 10 persons)	$804,000	$115,000

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

In accordance with the approval of our shareholders in December 2017, directors who are not employees or service providers of the Company (excluding the Active Chairman) are entitled to receive annual compensation of NIS 29,270 (approximately $8,500), paid on a quarterly basis, and an additional NIS 2,175 (approximately $630) for each board and board committee meeting attended (or 60% of the attendance fee for a board meeting held via teleconference or 50% of such fee for a meeting held without convening).

In addition, in December 2017 our shareholders approved a grant to each of our directors (excluding the Active Chairman) of options to purchase 7,500 Ordinary Shares. The options shall be granted to those directors elected or re-elected by the shareholders in December 2017, provided that three years have lapsed since the Company's previous grant of options to such director, and to future directors to be elected for the first time to the Board of Directors. The grant date will be the date of approval of appointment or reappointment of the director at the shareholders meeting. The options’ exercise price is calculated as the weighted average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors.

●	The options will vest and become exercisable annually over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that the director is still serving on the Company’s Board of Directors at the applicable vesting date.

●	The maximum option term is five years from the date of grant.

●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

●	The options are exercisable only by the director, and may not be assigned or transferred except following approval of the Company’s audit committee or compensation committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the director holds office (up to five years) or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

The Compensation of the directors is in compliance with the Company’s Compensation policy approved by the shareholders on November 8, 2016.

Under recent amendments to Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 5760-2000 (“Relief Regulations”), Israeli companies with securities listed on certain foreign exchanges, including NASDAQ, such as the Company, that satisfy certain conditions, namely, (i) meeting the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees; and (ii) have no controlling shareholder, are exempt from the requirement to appoint External Directors and certain other corporate governance requirements that are otherwise dictated under the Israeli Companies Law. Accordingly, on October 16, 2017, we have chosen to opt out of the requirement to appoint External Directors under the Relief Regulations and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

The Company does not have any contracts with any of its non-employee or non-consultant directors that would provide for benefits upon termination of service.

Active Chairman of the Board

In accordance with the approval of our shareholders in December 2017, the Company’s Active Chairman is entitled to an annual cash compensation of NIS 110,000 (approximately $31,500) in 2017 and NIS 120,000 (approximately $34,600) in 2018. The Active Chairman shall not be entitled to any additional compensation for participation in Board meetings (i.e. attendance fees). Additionally, the shareholders approved the grant to the Company’s Active Chairman of options to purchase 25,500 Ordinary Shares, subject to the reappointment of Mr. Lahad to the Board of Directors at the shareholders meeting of 2018 (at which time, three years will have lapsed since the previous grant of options to Mr. Lahad). The option terms of Active Chairman’s grant are as follows:

●	The options’ exercise price is calculated as the weighted average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors.

●	The options will vest and become exercisable annually over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that the Active Chairman is still serving on the Company’s Board of Directors at the applicable vesting date.

●	The maximum option term is five years from the date of grant.

●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

●	The options are exercisable only by the Active Chairman, and may not be assigned or transferred except following approval of the Company’s audit committee or compensation committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the Active Chairman holds office (up to five years) or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

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

Set forth below is the compensation of our management in the year ended December 31, 2017:

Co-CEO Mr. Yuval Viner

Monthly Salary:

A gross monthly base salary of NIS 43,692 (approximately $12,600) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Commencing January 2018 the salary shall increase to - NIS 44,472 (approximately $12,800).

Bonus:

A bonus based on achievements of the Company’s 2017 targets for revenues ($10,000) and Net GAAP profit ($12,000).

In addition, in special circumstances, the Board may grant the Co-Chief Executive Officer a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

Pursuant to our Compensation Policy, the total annual bonus for the Co-Chief Executive Officer is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer by up to 20%, at its discretion.

Options:

On December 12, 2017, the Company’s shareholders approved a grant of options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company, amounting to $2.131.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company, provided that the Co-Chief Executive Officer is still holding office with the Company at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of approval by the Company’s shareholders of their grant.

Co-CEO and CFO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 41,387 (approximately $11,900) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Commencing January 2018 the salary shall increase to NIS 44,472 (approximately $12,800).

Bonus:

A bonus based on achievements of the Company’s 2017 targets for revenues ($10,000) and Net GAAP profit ($12,000).

In addition, in special circumstances, the Board may grant the Co-Chief Executive Officer (and Chief Financial Officer) a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary.

As provided in our Compensation Policy, the total annual bonus for the Co-Chief Executive Officer and Chief Financial Officer is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer and Chief Financial Officer by up to 20%, at its discretion.

Options:

On December 12, 2017, the Company’s shareholders approved the grant of options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company, amounting to $2.131.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the shareholders of the Company, provided that the Co-Chief Executive Officer and Chief Financial Officer is still holding office with the Company at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of approval by the Company’s shareholders of their grant.

Company’s President

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,800) linked to the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus based on achievements of the Company’s 2017 targets for revenues ($10,000) and Net GAAP profit ($12,000).

Options:

On December 12, 2017, the Company’s shareholders approved a grant of options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the shareholders of the Company, amounting to $2.131.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant by the Company’s shareholders.

●	The options shall expire on the fifth anniversary of the date of approval by the Company’s shareholders of their grant.

For additional information on the compensation of our directors and management see our proxy statement filed with the SEC under Form 6-K on October 25, 2017.

6C.	Board Practices

Directors:

Our Board of Directors is currently comprised of seven directors. The directors are elected by a simple majority at the annual shareholders’ meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified. Our Articles of Association provide that the number of directors in the Company shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than four nor more than eleven. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board of Directors) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that Messrs. Lahad, Golan, Dekel, and Ms. Levanon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements.

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

External Directors:

Under the Israeli Companies Law, public companies are required to elect two External Directors who must meet specified standards of independence. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the company, (ii) those of its shareholders who are controlling shareholders at the time of appointment and/or their relatives, or (iii) any entity controlled by the company or by its controlling shareholders. Under recent amendments to Relief Regulations, Israeli companies with securities listed on certain foreign exchanges, including NASDAQ, such as the Company, that satisfy certain conditions, namely, (i) meeting the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees; and (ii) have no controlling shareholder, are exempt from the requirement to appoint External Directors and certain other corporate governance requirements that are otherwise dictated under the Israeli Companies Law. Accordingly, on October 16, 2017, we have chosen to opt out of the requirement to appoint External Directors under the Relief Regulations and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

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

Audit Committee:

Under the Israeli Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee currently consists of David Golan, Odelia Levanon and Yosi Lahad. The chairperson of the audit committee is David Golan.

Under the Nasdaq Rules we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

The Company has determined that all the members of its audit committee meet the applicable Nasdaq Capital Market and SEC independence standards.

Mr. David Golan is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules.

Our audit committee oversees (in addition to the Board of Directors) the accounting and financial reporting processes of the Company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence, compensation and performance, and the performance of our internal audit function. Our audit committee is also required to (i) find deficiencies in the business management of the Company and propose to our Board of Directors ways to correct such deficiencies; (ii) determine whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures; (iii) approve related-party transactions as required by Israeli law; and (iv) establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). Additional duties of our audit committee are (i) to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, (ii) to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; and (iii) such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Under the Nasdaq Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee currently consists of David Golan, Yosi Lahad and Odelia Levanon. The chairperson of the compensation committee is David Golan.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may not be an interested party or an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

BDO Consulting Group, BDO Ziv Haft's consulting arm, serves as our internal auditor.

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, have a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Israeli Securities Authority Administrative Enforcement:

Under the Israeli Securities Law, the Israeli Securities Authority, or the ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Israeli Companies Law.

6D.	Employees

As of February 28, 2018, we had 78 employees, all of whom are located in Israel. Of these 78 employees: 10 employees are in general and administrative positions, 16 employees are in marketing and sales, 15 employees are employed as technicians and 37 employees are in operating activities. In addition, the Company employs temporary employees who provide inventory counting services, in a number which fluctuates according to the particular projects, and customarily increases towards year end. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

6E.	Share Ownership

As of February 28, 2018, shares and options held by our officers and directors, then consisting of 8 persons, are as follows:

Name	Position	Shares	Options and Warrants
Mr. Yosi Lahad	Chairman of the Board of Directors	-	17,375
Ms. Odelia Levanon	Director	349	5,000
Mr. Avidan Zelicovsky	President and Director	-	90,000
Mr. Yuval Viner	Co-Chief Executive Officer	5,127	93,750
Mr. Eyal Cohen	Co-Chief Executive Officer and Chief Financial Officer	33,338	68,334
Mr. Ziv Dekel	Director		5,000
Mr. David Golan	Director	-	7,500
Ms. Revital Cohen	Director	55,100	7,500

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

Ordinary Shares

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023.

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

As of February 28, 2018, we had 314,125 options outstanding under the Plan (of which 196,197 are exercisable) with the following exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.126	30,000
$2.131	75,000
$2.237	26,625
$2.96	73,000
$3.875	375
$3.877	90,000
$4.02	5,000
$6.67	10,375
$33.60	3,750
Total	314,125

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

As of February 28, 2018, to the best of the Company’s knowledge there are no beneficial owners of more than five percent (5%) of the Company’s outstanding Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below:

Holdings as of:	December 31, 2015	December 31, 2016	December 31, 2017	February 28, 2018
Novel Infrastructures Ltd.	128,147	128,147	128,147	128,147
D. D. Goldstein Properties and Investments Ltd.(1)	127,200	127,200	127,200	127,200
Bellite Pty Limited	116,286	116,286	116,286	116,286
iDnext Ltd.(2)	-	162,734	162,734	162,734

(1)	According to a 13D report from November 17, 2014.
(2)	Includes 50,072 shares held by iDnext's wholly owned subsidiary Next-Line Ltd. Mr. Moti Harel may be deemed to have sole voting and dispositive power with respect to the shares held by iDnext Ltd. and its subsidiary Next-Line Ltd. See also Item 7B. “Related Party Transactions”.

As of February 28, 2018, there were 48 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 87.9% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

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

In 2015 the Company issued to Cukierman & Co. 4,065 Ordinary Shares as per the revised Services Agreement. In February 2015, the Company terminated the Services Agreement.

For further payments which the Company paid and accrued pursuant to the Services Agreement in 2015, see Note 19a to the Consolidated Financial Statements for the year ended December 31, 2017.

Management Services Agreement with iDnext Ltd.

On January 1, 2016 the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line.

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext was entitled to a monthly fee of NIS 33,000 (approximately $9,500) plus VAT through December 31, 2017. iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017.

For further payments which the Company paid and accrued pursuant to the Management Services Agreement in 2017, see Note 19C to the Consolidated Financial Statements for the year ended December 31, 2017.

The Management Services Agreement expired on December 31, 2017, and the parties are negotiating a new agreement.

Intercompany Payments

During the years 2016 and 2017 the Company charged each of its subsidiaries, Odem and Dimex $256,000 and $350,000 respectively for their share of corporate overhead.

Since January 2014, the Company has raised $4.53 million, all of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for an acquisition. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2017	$7,062,000	25%
2016	$6,808,000	25%
2015	$6,555,000	26%

Legal Proceedings

As of the date of this report we are not aware of any pending of threatened legal actions in which the Company is involved.

On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company's Chairman Yosi Lahad, the Company's Co-CEO, Yuval Viner, the Company's Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

The Plaintiff claims that the defendants, acting in bad faith, breached their duties of loyalty and care and several laws, by inducing the Plaintiff to purchase shares of the Company. The Plaintiff claims that he was led to believe that the defendants were going to facilitate his gaining control of the Company. The claim is for a total amount of NIS 2,600,000 (approximately $750,000).

While the Company is not a named defendant in the proceedings, itis a party to indemnification agreements with the Defendants, pursuant to which it pays the legal fees involved in their defense, and may be required to indemnify the Defendants in the event a ruling is handed against them. The Company expects such payments, if any, to be covered under its Directors and Officers insurance policy (subject to a deductible).

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

Period		High ($)	Low ($)

Annual Information

2013	Annual	8.40	2.63
2014	Annual	7.88	3.88
2015	Annual	3.47	1.81
2016	Annual	4.07	1.64
2017	Annual	2.46	1.67

Quarterly Information (2016)
	First Quarter	2.03	1.64
	Second Quarter	4.07	1.93
	Third Quarter	3.7	2.14
	Fourth Quarter	2.45	1.95

Quarterly Information (2017)
	First Quarter	2.46	2.09
	Second Quarter	2.24	1.74
	Third Quarter	2.08	1.67
	Fourth Quarter	2.43	1.76

Monthly Information (2018)
	January	2.3	2.14
	February	2.23	1.94
	March (through March 15)	2.08	1.93

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our securities are traded on the NASDAQ Capital Market under the symbol “BOSC”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of Issue

Not applicable.

Item 10:  Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

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

(c)	Election of Directors

The Company’s directors are elected by the shareholders at a shareholders’ meeting. The Ordinary Shares do not have cumulative voting rights with respect to the election of directors. The holders of Ordinary Shares, conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors. The directors elected shall hold office until the next annual meeting, or sooner if they cease to hold office pursuant to the provisions of the Company’s Articles of Association. In addition, the Board of Directors may appoint a director (to fill a vacancy or otherwise) between shareholder meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles of Association. Directors of the Company stand for reelection at every annual meeting (Article 16.2) and not at staggered intervals.

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

Israeli Tax Considerations

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

Special Provisions Relating to Tax Reporting in United States Dollars

The Company and its subsidiaries, respectively, have elected to measure their taxable income and file their tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in a company, the tax rate is 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares (24% in 2017 and 23% in 2018). However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 is determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli consumer price index (or CPI) each year - NIS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Commencing January 1, 2017, the High Income Tax rate has increased to 3% and its threshold has been lowered to NIS 640,000 (linked to the CPI) (NIS 640,000 in 2017 and NIS 641,880 in 2018). For this purpose taxable income will include, inter alia, taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, the shareholders are not subject to the Israeli Income Tax Law – Inflationary Adjustments, 1985, and the shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Pursuant to the treaty between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “substantial shareholder” at any time during the 12-month period preceding such distribution, unless a different withholding tax rate is provided in a treaty between Israel and the shareholder’s country of residence.

In principle, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares at the rate of 25% and at the rate of 30% on dividends paid to substantial shareholders. However, so long as the shares are registered with a Nominee Company, as defined in the Encouragement of Capital Investments Law, 1959 (the “Investments Law”), which is a company incorporated to be a holder of record and distribution agent of publicly traded company, the shares are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty (provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance).

Under the U.S.-Israel Tax Treaty, the maximum withholding tax on dividends paid to a holder of ordinary shares that is a Treaty U.S. Resident is generally 25%. However, pursuant to the Investments Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investments Law will generally be subject to a reduced dividend withholding tax rate, subject to the conditions specified in the U.S.-Israel Tax Treaty. The U.S.-Israel Tax Treaty further provides that a 15% or a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Privileged Enterprise (as defined in the Investments Law), in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has certain amounts of passive income.

General Corporate Tax Structure in Israel

The Israeli corporate tax rate was 26.5%, 25% and 24% in 2015, 2016 and 2017, respectively. Effective January 1, 2018 and thereafter, the corporate tax rate in Israel will be 23%.

Foreign Exchange Regulations

Under the Foreign Exchange Regulations an Israeli company may calculate its tax liability in U.S. Dollars under certain conditions. The tax liable income, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

Israeli Transfer Pricing Regulations

Section 85A of the Tax Ordinance and the transfer pricing regulations require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Notably, in December 2017, the U.S. Congress approved, and the U.S. President signed into law, the “Tax Cuts and Jobs Act” (the “TCJA”), which alters significantly the U.S. Federal income tax system. Although this discussion takes into account provisions enacted under the TCJA, given the complexity of this new law, U.S. holders should consult their own tax advisors regarding its potential impact on the U.S. federal income tax consequences to them in light of their particular circumstances. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances (including the potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are a bank, broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

Subject the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at preferential tax rates, provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Global Market); or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Section 246(c) of the Code, any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be considered a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so. In such case the dividend will be taxed at ordinary income rates.

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

Dividends paid by us in NIS will be included in the gross income of U.S. holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date the distribution is included in income, regardless of whether the NIS is converted into U.S. dollars. If the NIS is not converted into U.S. dollars on the date of receipt, U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations on a subsequent conversion or any other disposition of the NIS will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017 provide that certain taxpayers may elect to “mark to market” gain or loss resulting from exchange rate fluctuations with respect to such NIS. The proposed regulations are complex. U.S. holders should consult their own tax advisors regarding the applicability of such proposed regulations to their particular circumstances.

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

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our Ordinary Shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be considered a long-term capital gain or loss if the U.S. holder had held the Ordinary Shares for more than one year at the time of the disposition and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Long-term capital gains of certain non-corporate shareholders are generally taxed at preferential rates. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2017. We currently expect that we will not be a PFIC in 2018. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2018 or in a future taxable year.

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

Tax return disclosure and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 24% with respect to dividend payments made with respect to, and proceeds from the disposition of, the Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, provided, in either case, that the required information is furnished to the Internal Revenue Service.

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2017 and 2016, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to an income of $148,000 and expenses of $1,000, respectively.

In addition, the Company's entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial loss related to these contracts in 2017, 2016 and 2015 was $(160,000), $(6,000) and $(45,000), respectively.

Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk. For information concerning risk factors related to Foreign Currency Exchange see “Item 3D - Risk Factors.”

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, India and the Far East. The Company generally does not require collateral, however certain of the Company’s customers outside of Israel are insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. and, in certain circumstances, the Company may require letters of credit, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2017 and December 31, 2016:

	2017	2016
Israel and others	$7,333,000	$6,474,000
India	$2,190,000	$1,258,000
Far East	$138,000	$96,000
Americas	$104,000	$77,000
Europe	$439,000	$23,000
	$9,804,000	$7,928,000

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $30,000.

Bank Risk

The Company manages its loans in Bank Beinleumi, which provides credit to the Company’s Israeli subsidiaries. In case of the termination or expiration of our credit lines, deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected.

Item 12:  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13:  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14:  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15:  Controls and Procedures

(a)	Disclosure controls and procedures.

The Company’s Co-Chief Executive Officers and its Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, such Co-Chief Executive Officers and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable level of assurance (see paragraph (e) below) as of the end of the period covered by this report.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2017, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Co-Chief Executive Officers and Chief Financial Officer have concluded, as of December 31, 2017, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our principal independent registered public accounting firm for the year 2017. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”), has served as our independent registered public accounting firm for the years 2015-2016.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to E&Y during 2017 and 2016 and to Grant Thornton during 2017. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$52,000	63%	-	-
Audit Fees – E&Y (1)	$8,000	10%	$76,000	89%
Tax Fees – Grant Thornton (2)	$10,000	12%	$-	-
Tax Fees – E&Y (2)	$5,000	6%	$4,000	5%
All Other Fees – Grant Thornton (3)	$2,000	3%	-	-
All Other Fees – E&Y (3)	$5,000	6%	$5,000	6%
Total	$82,000	100%	$85,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions

(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

The audit committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, listing the particular services or categories of services, and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the audit committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the audit committee must be permitted by applicable law. Once services have been pre-approved, the audit committee receives a report on a periodic basis regarding the extent of the services actually provided and the fees paid.

Item 16D:  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2017.

Item 16F:  Change in Registrant’s Certifying Accountant

(a) Previous independent registered public accounting firm.

On December 12, 2017, our shareholders elected Grant Thornton as our independent registered public accounting firm, replacing E&Y. The Company’s decision to terminate the engagement of E&Y as the Company’s auditing accountants was approved by our shareholders following the recommendation of our Board of Directors and audit committee.

The reports of E&Y on the Company’s consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 contained no adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2016 and 2015 and through December 12, 2017, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years.

During the Company’s fiscal years ended December 31, 2016 and December 31, 2015 and through December 12, 2017, there were no “reportable events”, as described in Item 16F(a)(1)(V) of Form 20-F.

During the Company’s two most recent fiscal years and prior to the date of their engagement, the Company did not consult with Grant Thornton regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any other matter that was either the subject of a disagreement or a reportable event as set forth in as described in Item 16F(a)(1)(V) of Form 20-F.

A letter from E&Y is attached as Exhibit 15.1 to this Form 20-F.

(b) New independent registered public accounting firm.

On December 12, 2017, Grant Thornton was engaged as the independent registered public accounting firm for the Company. The engagement of Grant Thornton was approved by our shareholders following the recommendation by the Board of Directors and the audit committee. During the Company’s fiscal years ended December 31, 2016 and December 31, 2015 and through December 12, 2017, the Company did not consult with Grant Thornton regarding any of the matters or events set forth in Item 16F(a)(1)(V) of Form 20-F.

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

In particular, we have elected to follow Israeli law and practice instead of the NASDAQ rules with respect to the requirement to obtain shareholder approval for the approval of certain private placements. Under Israeli law and practice, shareholder approval is not required for a private placement in a public company, whose shares are traded only outside of Israel.

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

(https://www.sec.gov/Archives/edgar/data/1005516/000121390015003107/f20f2014ex1i_bosbetter.htm).

1.2

Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 29, 2015).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390015003107/f20f2014ex1ii_bosbetter.htm)

4.1

Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit B of the Company’s Proxy Statement on Form 6-K, filed on September 9, 2015).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390015006836/f6k090915ex99i_bosbetter.htm)

4.2

The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 No. 333-11696 filed on November 24, 2003). (https://www.sec.gov/Archives/edgar/data/1005516/000117891303000755/d30363.txt)

4.3

Bank Leumi Le-Israel Ltd. Agreements: Summary of Economic Terms; Form of Request to Allocate a Credit in Israeli Currency (unlinked); Form of Request to Allocate a Credit Framework in Debitory Account (unlinked) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

(https://www.sec.gov/Archives/edgar/data/1005516/000117891312001252/exhibit_4-13.htm)

4.4

Bank Hapoalim Ltd. Agreements: Summary of Economic Terms; Irrevocable Undertakings by BOS-Dimex Ltd., BOS-Odem Ltd. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 30, 2012).

(https://www.sec.gov/Archives/edgar/data/1005516/000117891312001252/exhibit_4-14.htm)

4.5*	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew).
4.6

Standby Equity Distribution Agreement with YA Global, dated February 17, 2015; (incorporated by reference to the Company’s report on Form 6-K, filed on February 17, 2015).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390015001172/f6k021715ex99ii_betteronline.htm)

4.7

Standby Equity Distribution Agreement with YA II PN Ltd. dated May 8, 2017 (incorporated by reference to the Company’s report on Form 6-K, filed on May 9, 2017).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390017004798/f6k050917ex99ii_bosbetter.htm)

4.8

Share Purchase Agreement dated as of June 11, 2015 by and among certain investors, including YA Global Master SPV Ltd., members of management, certain business partners of the Company and the Company (incorporated by reference to the Company’s Registration Statement on Form F-3 No. 333-205572 filed on July 9, 2015, as amended).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390015005062/ff32015ex4ii_bosbetter.htm)

4.9

Agreement for the Sale of Business Operations by and among B.O.S. Better Online Solutions Ltd., iDnext Ltd. and Next-Line Ltd., dated as of November 24, 2015 (incorporated by reference to the Company’s report on Form 6-K filed on November 30, 2015).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390015009162/f6k113015ex99ii_better.htm)

4.10

Summary of Economic Terms of Loan Agreements by and among Bank Leumi Le-Israel, the Company, BOS-Dimex Ltd. and BOS-Odem Ltd. dated January 14, 2016 and Appendix 6.1.1 thereto (Financial Covenants, translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 21, 2016).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390016012676/f20f2015ex4xxvii_bosbetter.htm)

4.11

Form of Subordination Letters of the Company of BOS-Dimex  Ltd. and of BOS-Odem  Ltd. dated January 14, 2016 (translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 21, 2016).

(https://www.sec.gov/Archives/edgar/data/1005516/000121390016012676/f20f2015ex4xxviii_bosbetter.htm)

6*	Statement of Computation of Earnings Per Share.
8.1*	List of subsidiaries.
11	Code of Ethics (incorporated by reference to the Company's Annual Report on Form 20-F filed on April 14, 2014). (https://www.sec.gov/Archives/edgar/data/1005516/000117891314001313/exhibit_11.htm)
12.1*	Certification by Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Co-Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
15.1*	Letter of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, former independent registered public accounting firm.
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.
23.2*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015; (ii) Consolidated Balance Sheets at December 31, 2017 and 2016; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Co-Chief Executive Officer	Co-Chief Executive Officer and Chief Financial Officer

Date: March 29, 2018

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

- - - - - - - - - - - -

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S. Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of B.O.S. Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the 2017 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2017.

Tel-Aviv, Israel

March 29, 2018

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

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2017	2016
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,533	$1,286
Restricted bank deposits	247	196
Trade receivables (net of allowance for doubtful accounts of $75 and $116 at December 31, 2017 and 2016, respectively)	9,804	7,928
Other accounts receivable and prepaid expenses	898	992
Inventories	3,240	2,314

Total current assets	15,722	12,716

LONG-TERM ASSETS	220	43

PROPERTY AND EQUIPMENT, NET	651	514

OTHER INTANGIBLE ASSETS, NET	138	195

GOODWILL	4,676	4,676

Total assets	$21,407	$18,144

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2017	2016

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$505	$400
Trade payables	5,951	4,601
Employees and payroll accruals	822	677
Deferred revenues	798	680
Accrued expenses and other liabilities	304	259

Total current liabilities	8,380	6,617

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,523	2,734
Accrued severance pay	286	194
Deferred gain	-	15

Total long-term liabilities	2,809	2,943

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 80.00 nominal value: Authorized; 4,000,000 shares at December 31, 2017 and 2016; Issued and outstanding: 3,356,689 and 2,935,286 shares at December 31, 2017 and 2016, respectively	70,855	61,488
Additional paid-in capital	9,415	17,976
Accumulated other comprehensive loss	(220)	(275)
Accumulated deficit	(69,832)	(70,605)

Total shareholders’ equity	10,218	8,584

Total liabilities and shareholders’ equity	$21,407	$18,144

The accompanying notes are an integral part of the consolidated financial statements.

March 29 , 2018
Date of approval of the
financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Revenues	$28,932	$27,427	$25,599
Cost of revenues	22,587	22,112	20,462

Gross profit	6,345	5,315	5,137

Operating costs and expenses:

Sales and marketing	3,389	3,111	2,768
General and administrative	1,870	1,498	1,681

Total operating costs and expenses	5,259	4,609	4,449

Operating income	1,086	706	688
Financial expenses, net	(297)	(339)	(376)

Income before taxes on income	789	367	312
Taxes on income (tax benefit)	16	7	(22)

Net income	$773	$360	$334

Basic and diluted net Income per share	$0.24	$0.14	$0.17

Shares (in thousands) used in calculation of earnings per share:

Basic	3,171	2,587	1,970
Diluted	3,171	2,593	1,970

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income	$773	$360	$334
Cash flow hedging instruments:
Change in unrealized gains and losses	(93)	(15)	108
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	148	(1)	(124)

Other comprehensive gain (loss)	55	(16)	(16)

Comprehensive income	$828	$344	$318

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2015	1,802,692	$76,839	$(243)	$(71,299)	$5,297

Issuance of Ordinary Shares	385,511	760	-	-	760
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	4,065	130	-	-	130
Net income	-	-	-	334	334

Balance at December 31, 2015	2,192,268	$77,729	$(259)	$(70,965)	$6,505

Issuance of Ordinary Shares	570,284	1,283	-	-	1,283
Exercise of options	10,000	30	-	-	30
Issuance of ordinary shares related to acquisition	162,734	298	-	-	298
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	-	124	-	-	124
Net income	-	-	-	360	360

Balance at December 31, 2016	2,935,286	$79,464	$(275)	$(70,605)	$8,584

Issuance of Ordinary Shares	421,403	746	-	-	746
Other comprehensive income	-	-	55	-	55
Share-based compensation expense	-	60	-	-	60
Net income	-	-	-	773	773

Balance at December 31, 2017	3,356,689	$80,270	$(220)	$(69,832)	$10,218

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from operating activities:
Net income	$773	$360	$334

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	245	248	205
Gain from sale and disposal of property and equipment	(10)	(14)	-
Currency fluctuation of deposits and loans	242	70	(16)
Severance pay, net	92	39	29
Share-based compensation expense	60	124	130
Issuance of shares to service provider	-	23	-
Change in fair value of contingent consideration related to acquisition	-	(178)	-
Increase in trade receivables, net	(1,876)	(857)	(927)
Decrease (Increase) in inventories in other accounts receivable and other assets	58	(274)	(235)
Decrease (Increase) in inventories	(926)	189	340
Increase (decrease) in trade payables	1,350	(70)	203
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	347	(21)	307

Net cash provided by (used in) operating activities	355	(361)	370

Cash flows from investing activities:

Purchase of property and equipment	(368)	(139)	(66)
Proceeds from sale of property and equipment	53	15	-
Change in long-term bank deposits	(29)	10	275
Acquisition of business	-	(154)	-
Change in loan granted related to acquisition of business	-	-	(256)

Net cash used in investing activities	(344)	(268)	(47)

Cash flows from financing activities:

Proceeds from issuance of shares, net	606	1,260	760
Proceeds from exercise of options	-	30	-
Repayment of deferred consideration related to the Dimex acquisition	-	-	(59)
Proceeds from long term loan	2,976	3,680	-
Repayment of long-term loans	(3,346)	-	-
Repayment of short and long-term loans	-	(4,474)	(1,127)

Net cash provided by (used in) financing activities	236	496	(426)

Increase (decrease) in cash and cash equivalents	247	(133)	(103)
Cash and cash equivalents at the beginning of the year	1,286	1,419	1,522

Cash and cash equivalents at the end of the year	$1,533	$1,286	$1,419

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$161	$190	$207

Taxes	$7	$12	$13

(a)	Acquisition of iDnext Ltd. And Next-Line Ltd.:

Fair value of net tangible assets acquired at acquisition date	$-	$80	$-
Fair value of net intangible assets acquired at acquisition date	$-	$806	$-
Less- amount acquired by converting loan into shares	$-	$(256)	$-
Less-Contingent consideration on account of acquisition	$-	$(178)	$-
Less- amount acquired by issuance of shares	$-	$(298)	$-
Net cash used to pay for Acquisition of iDnext Ltd. and Next-Line Ltd.	$-	$154	$-

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment, and the Supply Chain Solutions segment (see Note 18).

The Company’s wholly-owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, following the acquisition in January 2016 by BOS-Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities. BOS-Dimex comprises the RFID and Mobile Solutions segment.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers in the defense high technology industry and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

c.	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with an Israeli Bank for the provision of credit facilities in order to refinance the Company’s long term loans. Refer to Note 13 for further information.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used in determining values of goodwill and identifiable intangible assets, revenues and the net realizable value of inventory. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues is denominated in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting Currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2017 and 2016, inventory write-offs amounted to $75 and $92, respectively.

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

The consolidated financial statements include the operations of an acquired business from the date of the acquisition’s consummation. Acquired businesses are accounted for using the acquisition method of accounting in accordance with ASC No. 805, “Business Combinations”, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of its fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets and intangible assets subject to amortization:

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

Recoverability of intangible assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If intangible assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2017 the remaining intangible assets were comprised of software and costumer relationship (see Note 8).

For each of the three years ended on December 31, 2017, 2016 and 2015, no impairment losses were identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or “Step 1”, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or “Step 2”, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company operates in two operating-based segments: RFID and Mobile Solutions and Supply Chain Solutions. The Company’s goodwill is related to the RFID and Mobile Solutions segment, which represents a reporting unit as a whole.

The Company determined the fair value of such reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2017 were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

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

During years 2017, 2016 and 2015 no impairment losses have been identified.

k.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law - 1963 (the “Israeli Severance Pay Law”), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees employed for a period of more than one year are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli employees is mostly covered by insurance or pension policies designed solely for distributing severance pay.

Most of the Company’s employees are subject to Section 14 of the Israeli Severance Pay Law. The Company’s contributions towards severance pay, for Israeli employees subject to this section, have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for years 2017, 2016 and 2015 amounted to $451, $ 240 and $ 202, respectively.

l.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and supporting services.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts are recognized ratably over the service period.

The Company applies the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis.

the Company follows the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applies the completed contract method, since the Company is unable to obtain reasonable dependable estimates of the total effort required for completion . Under the completed contract method, all revenue and related costs of revenue are deferred and recognized upon completion. Provisions for estimated losses on contracts in process are recognized in the period such losses are determined.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues include unearned amounts received from customers (mostly for service contracts, software projects and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done.

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

n.	Concentrations of credit risk and allowance for doubtful accounts:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, other accounts receivable and foreign currency derivative contracts.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral; however a significant part of the Company’s customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd. In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2017, 2016 and 2015, is $27, $10 and $(85), respectively.

o.	Contingencies

The Company and its subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

p.	Derivative financial instruments:

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

For other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

q.	Basic and diluted net income per share:

Basic net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus the potential dilution to Ordinary Shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect, was 314,125, 283,670 and 404,894 for the years ended December 31, 2017, 2016, and December 31, 2015, respectively.

r.	Accounting for share-based compensation:

The Company accounts for equity-based compensation in accordance with ASC 718, Stock Compensation (“ASC 718”), which requires the recognition of compensation expenses based on estimated fair values for all equity-based awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

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

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option terms. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by the SEC’s Staff Accounting Bulletin (“SAB”) No.107 and extended by SAB 110 as the average of the vesting period and the contractual term. The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate.

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

The fair value for options granted in years 2017, 2016 and 2015 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2017	2016	2015

Risk-free interest	2.05%	1.09%	1.13%
Dividend yields	0	0	0
Volatility	57%	85%	76%
Expected option term	3.5 years	3.5 years	3.8 years
Forfeiture rate	0%	0%	0%

The Company applies ASC 505-50, Equity-Based Payments to Non-Employees (“ASC 505”) with respect to options and warrants issued to non-employees, which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2017 the Company measured the fair value of goodwill with a total carrying amount of US$ 4.7 million that is allocated to one reporting unit. The evaluation provided that there is no need to recognize impairment. The fair value measurement of the non-financial assets is classified as level 3.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), pursuant to which fair value is defined as the price that would be received in consideration for the sale of an asset or paid for the transfer of a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

The Company’s financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives (foreign currency forward contracts and hedging contracts) which were classified within Level 2 and amounted to $ 30 and $ 32 liability as of December 31, 2017 and 2016, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy is broken down into three levels based on the inputs as follows:

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

t.	New and recent accounting pronouncements:

Accounting Standards Update 2015-11, “Simplifying the Measurement of Inventory”

Effective January 1, 2017, the Company adopted ASU No. 2015-11, simplifying the Measurement of Inventory (Topic 330) (“ASU 2015- 11”).

ASU 2015-11 outlines that inventory within the scope of its guidance be measured at the lower of cost and net realizable value.  Inventory measured using last-in, first-out (LIFO) and the retail inventory method (RIM) are not impacted by the new guidance.  Prior to the issuance of ASU 2015-11, inventory was measured at the lower of cost or market (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin).

The adoption of ASU 2015-11 did not have a significant effect on the consolidated financial statements.

Accounting Standards Update 2016-09 “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”

Effective January 2017, the Company adopted Accounting Standards Update (ASU) No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments are intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees.

Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The amendments also simplify two areas specific to private companies.

The adoption of this ASU did not have a significant impact on the consolidated financial statements.

Accounting Standards Update 2014-09, “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  ASU 2014-09 also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

An entity should apply the amendments in ASU 2014-09 using one of the following two methods:  1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application.  If an entity elects the latter transition method, it also should provide certain additional disclosures.

During 2016, the FASB issued several Accounting Standards Updates (“ASUs”) that focus on certain implementation issues of the new revenue recognition guidance including Narrow-Scope Improvements, Practical Expedients and technical corrections.

In accordance with an amendment to ASU 2014-09, introduced by Accounting Standard 2015-14, “Revenue from contracts with Customers – Deferral of the Effective Date”, for a public entity, the amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (the first quarter of fiscal year 2018 for the Company).  Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company intends to adopt ASU 2014-09 as of January 1, 2018.

The Company evaluated the impact of ASU 2014-09 on its revenue streams and selling contracts, if any, and on its financial reporting and disclosures and on the business processes, controls and systems.

Based on such evaluation, management believes that the adoption of ASU 2014-09 will not have a significant impact on its consolidated financial statements.

Accounting Standards Update 2016-02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”

In February, 2016, the FASB issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year Company). Early application is permitted for all public business entities upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

The Company is in the process of assessing the impact, if any, of ASU 2016-02 on its consolidated financial statements.

Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, the FASB issued ASC Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.”

ASC Update 2016-13 revised the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2019, including the interim periods within those years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those years.

The Company is in the process of evaluating the effect that ASU 2016-13 will have on the results of operations and financial statements, if any.

Accounting Standards Update 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASC Update 2017-4, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.”

To simplify the subsequent measurement of goodwill, the amendments eliminate Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.

Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

The Company is evaluating the impact of ASU 2017-4 on its goodwill impairment valuation.

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”

In August 2017, the FASB issued ASC Update 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. (ASU 2017-12)”

ASU 2017-12, amends the hedge accounting recognition and presentation requirements in ASC 815 in order to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.

ASU 2017-12 eliminates the concept of separately recognizing periodic hedge ineffectiveness for cash flow and net investment hedges. Accordingly, the impact of both the effective and ineffective components of a hedging relationship will be recognized in the same financial reporting period and in the same income statement line item. Also, the guidance in ASU 2017-12 includes certain targeted improvements to existing guidance on quantitative and qualitative assessments of initial and ongoing hedge effectiveness.

The transition guidance in ASU 2017-12 requires an entity to apply the amendments using a modified retrospective approach to hedging relationships that exist as of the date of adoption by recording a cumulative-effect adjustment to the opening balance of retained earnings as of the most recent period presented. Entities must apply the new and modified disclosure requirements prospectively from the date of adoption.

For public business entities, the guidance in ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted, including in an interim reporting period. If adopting the guidance in an interim reporting period, an entity must reflect the effect of the adoption as of the beginning of the fiscal year that includes the interim reporting period in which the guidance is adopted.

The Company is evaluating the impact of the amendments on its consolidated financial statements.

NOTE 3:-	ACQUISITION OF BUSINESS

On January 1, 2016, the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”), for a total consideration of $886. The consideration was comprised of a loan conversion in the amount of $256, initially advanced as a loan to iDnext and Next-Line in December 2015 and applied towards the consideration upon closing of the acquisition, a cash payment of $154 and the issuance of 162,734 Ordinary Shares of the Company for a value of $298. Additionally, BOS-Dimex has recorded a liability in the amount of $178, reflecting its commitment to make additional payments contingent on the annual operational profit of the acquired business in the calendar years 2016 and 2017. As of December 31, 2016, this liability was written off in a whole due to insufficient operating profit of the acquired business in the years ended December 31, 2016 and 2017.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION OF BUSINESS (Cont.)

iDnext, incorporated in 1997, is a private Israeli company that specializes in Automatic Identification and Data Capture (“AIDC”) through barcode and RFID technology, mainly for libraries.

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

The Company did not present proforma information since it’s immaterial.

The acquired business operations are included in the RFID and Mobile Solutions segment.

The purchase price allocation of the acquired business is as follows:

January 01,
Allocation:	2016
Tangible assets:
Fixed assets	$80

Intangible assets:
Software	111
Customer relationships	141
Goodwill	554
$886

Intangible assets are amortized based on the straight-line method for their remaining useful life.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2017	2016

Government authorities	$71	$145
Advances to suppliers	193	328
Prepaid expenses	578	436
Accrued income	29	26
Other	27	57

	$898	$992

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31
	2017	2016

Raw materials	$135	$131
Finished goods	3,105	2,183

	$3,240	$2,314

NOTE 6:-	LONG TERM ASSETS

	December 31
	2017	2016

Prepaid expenses related to SEDA (see Note 15a2)	$140	$-
Other	80	43

	$220	$43

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016

Cost:

Computers and software	$1,173	$1,046
Office furniture and equipment	721	693
Leasehold improvements	519	381
Motor Vehicles	299	340

	$2,712	$2,460

Accumulated Depreciation:

Computers and software	$989	$900
Office furniture and equipment	536	492
Leasehold improvements	307	280
Motor Vehicles	229	274

	$2,061	$1,946

Property and equipment, net	$651	$514

Depreciation expenses amounted to $188, $184 and $ 142 for the years ended on December 31, 2017, 2016 and 2015, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Balance as of December 31, 2015	$4,122

Acquisition of business during the year 2016	$554

Balance as of December 31, 2017 and 2016	$4,676

b.	Other Intangible Assets:

	December 31, 2017	December 31, 2016	Weighted average amortization period

Cost:
Brand name	670	670	4.1
Customer list	2,450	2,450	2.5
Software (1)	111	111	3
Customer relationship (1)	141	141	7

	3,372	3,372
Accumulated amortization:
Brand name	670	670
Customer list	2,450	2,450
Software	74	37
Customer relationship	40	20

	3,234	3,177

Amortized cost	$138	$195

(1)	See Note 3.

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $57, $ 64 and $ 63 for the years ended December 31, 2017, 2016 and 2015, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2017	December 31
Short term loans	currency	%	2017	2016

Current maturities	NIS	3.35	505	400

			505	400

As of December 31, 2017, the Company’s subsidiary Bos Odem has an unutilized short term credit line in the amount of $317, bearing an annual interest of 3.1%.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2017	2016

Derivatives (See Note 11)	$30	$32
Professional services	149	118
Tax accruals	69	58
Other	56	51

	$304	$259

NOTE 11:-	DERIVATIVES INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Line Item in Statement of Operations	Year ended December 31,
		2017	2016	2015

Derivatives designated as cash flow hedging instruments :
Foreign currency derivatives	Cost of revenues	$(63)	$-	$32
Foreign currency derivatives	Sales and marketing	$(61)	$1	$60
Foreign currency derivatives	General and administrative	$(24)	$-	$32

Total expenses (income)		$(148)	$1	$124

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$30	-	$30	-

	$30	-	$30	-

	December 31, 2016
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$32	-	$32	-

	$32	-	$32	-

NOTE 13:-	LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2017	December 31,
	%	2017	2016

NIS	3.35	$3,028	$3,134

Less - current maturities		505	400

		$2,523	$2,734

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	LONG-TERM LOANS, NET OF CURRENT MATURITIES (Cont.)

In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities, which were used to pay Bank Leumi loans amounting to $2,976. The balance of long term loans as of December 31, 2017 amounted to $3,028. The agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future. As of December 31, 2017, the Company met the covenants set forth in the agreement. The loans will be paid in monthly equal installments for a period of 6 years.

The total amount to be paid by the Company is as follows:

Payment schedule	December 31, 2017

2018	$505
2019	505
2020	505
2021	505
2022	505
2023	503
Total	$3,028

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received during the years 2017, 2016 and 2015.

As of December 31, 2017, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,763, with respect to the grants. During years 2017, 2016 and 2015, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2019, some with options until the year 2025. Minimum future rental payments are:

2018	$172
2019	86
2020	86
2021	87
2022	60
$491

The Company’s motor vehicles are leased under various operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2021. Minimum future lease payments are:

2018	$284
2019	197
2020	94
2021	1
$576

The Company has pre-paid the last instalments in the amount of $84 for each of the motor vehicles as a deposit. These amounts are classified in the long term assets.

Lease expenses for the facilities occupied by the Company and the Company’s motor vehicles in years 2017, 2016 and 2015 amounted to $642, $ 643 and $ 365, respectively.

3.	Litigation:

The Company is not a party to any legal proceedings.

On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s Chairman Yosi Lahad, the Company’s Co-CEO, Yuval Viner, the Company’s Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

The Plaintiff claims that the defendants, acting in bad faith, breached their duties of loyalty and care and several laws, by inducing the Plaintiff to purchase shares of the Company. The Plaintiff claims that he was led to believe that the defendants shall facilitate his becoming a controlling shareholder of the Company. The claim is for a total amount of NIS 2,600,000 (approximately $750,000).

While the Company is not a named defendant in these proceedings, the Company is party to indemnification agreements with the members of its management, pursuant to which it pays the legal fees involved in the defense against the claim, and may be required to provide indemnification in the event a ruling is handed against them. The Company expects such payments, if any, to be covered under its Directors and Officers insurance policy (subject to a deductible).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares to directors and service provides:

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

On each of February 3, 2014, February 17, 2015 and May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA Global”) and for the 2017 SEDA with YA II PN Ltd. (together with YA Global, “YA”), for the sale of up to $2,000, $ 1,300 and $2,000, respectively, of its Ordinary Shares to YA. The Company may affect the sale, at its sole discretion, during a three-year period for the 2014 SEDA, a forty-month period for the 2015 SEDA and a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA.

For each Ordinary Share purchased under the SEDA, YA will pay 95% for 2014 SEDA and 93% for 2015 and 2017 SEDA, of the lowest daily VWAP (as defined below) of the Ordinary Shares during the five consecutive trading days (or, for the 2015 and 2017 SEDA, commencing June 2016, three consecutive trading days), following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500 for the 2014, 2015 and 2017 SEDA. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the company has paid to YA all amounts then due.

In connection with the 2014, 2015 and 2017 SEDA, the Company issued Ordinary shares to YA as a commitment fee of 13,711, 28,930 and 67,307, respectively.

As of December 31, 2017 the Company presented an amount of $140 as prepaid expenses in connection with the 2017 SEDA.

During the year 2015, the Company issued to YA 111,951 Ordinary Shares, for a total amount of $187, net of $ 13 issuance expenses.

During the year 2016, the Company issued to YA 565,402 Ordinary Shares, for a total amount of $1,260, net of $ 24 issuance expenses.

During the year 2017, the Company issued to YA 354,096 Ordinary Shares, for a total amount of $606, net of $ 22 issuance expenses.

3.	On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company issued 244,630 Ordinary Shares and raised an aggregate amount of $573, net of $16 issuance expenses, at a price per share of $2.406.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS’ EQUITY (Cont.)

4.	On January 8, 2015, the Company’s Board of Directors approved an increase of 1,500,000 Ordinary Shares in the Company’s authorized share capital, from 2,500,000 authorized shares to 4,000,000 authorized shares.

5.	On January 1, 2016 the Company issued 162,734 Ordinary Shares as part of the consideration for the iDnext business acquisition, representing a value of $298 (see Note 3).

b.	Stock option plans:

The term of Company’s Israeli Stock Option Plan (the “Plan”) is until May 31, 2023. On November 2016 and on December 2017, the Company’s shareholders approved an increase in the number of options for Ordinary Shares available for issuance under the Plan by 125,000 and 100,000, respectively, resulting in 500,000 options for Ordinary Shares available for issuance under the Plan. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2017 there are 117,183 options available for future grants under the Plan. Each option granted under the Plan expires between 4-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2017, is as follows:

	2017		2016		2015
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	252,670	$6.21	238,894	$6.65	136,256	$9.62
Changes during the year:
Granted	75,000	$2.13	30,000	$2.13	109,625	$2.78
Exercised	-	$-	(10,000)	$2.96	-	$-
Forfeited	(13,545)	$49.09	(6,224)	$8.56	(6,987)	$12.49

Outstanding - year end	314,125	$3.39	252,670	$6.21	238,894	$6.65

Vested and expected to vest	192,584	$4.10	154,333	$8.44	88,766	$12.47
Exercisable at year end	182,584	$4.17	144,333	$8.82	88,766	$12.47

During the years 2017, 2016, and 2015, stock-based compensation expense related to employees and directors stock options amounted to $60, $124 and $119, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2016 and 2015 was $2.16, $2.08 and $2.43, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2017 was $2.22. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2017, 2016 and 2015 is $0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	SHAREHOLDERS’ EQUITY (Cont.)

No options were exercised during the years ended on December 31, 2017 and December 31, 2015. During the year ended December 31, 2016, 10,000 options were exercised. As of December 31, 2017 and 2016, there were a total of $ 107 and $ 98, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2020.

No cash was received from the exercise of options in the year ended December 31, 2017.

During the year ended December 31, 2016, the Company received $29.6 from the exercise of options.

Options granted to employees and directors that are outstanding as of December 31, 2017 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2017	life (years)	2017	(years)

2.126	30,000	3.86	10,002	3.86
2.131	75,000	4.93	-	-
2.237	26,625	2.81	17,749	-
2.96	73,000	2.38	45,333	3.38
3.88	375	1.88	375	1.88
3.88	90,000	0.85	90,000	0.85
4.02	5,000	1.54	5,000	1.54
6.67	10,000	1.28	10,000	1.28
6.67	375	1.28	375	1.28
33.60	3,750	0.23	3,750	0.23

Grand Total	314,125	2.65	182,584	1.63

NOTE 16:-	TAXES ON INCOME

a.	Corporate tax rates in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5% for the 2015 tax year, 25% for the 2016 tax year and 24% for the 2017 tax year. On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in 2018 tax year and thereafter.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2017, in the amount of approximately $32,500. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,600.

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

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2017	2016

Net operating loss carry forward (1)	$7,482	$7,623
Net capital loss carry forward (1)	$5,899	$5,899
Allowances and provisions	131	110
Intangible assets, net	(246)	(119)

	13,266	13,513

Valuation allowance (2)	$(13,266)	$(13,513)

Net deferred tax Liability	$-	$-

(1)	See Note 16b.

(2)	In years 2017 and 2016, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2017 was due to a decrease of net operating loss carry forward.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current	$16	$7	$7
Other	-	-	(29)

	$16	$7	$(22)

Domestic	$9	$-	$(27)
Foreign	7	7	5

	$16	$7	$(22)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$750	$366	$285
Foreign	39	1	27

	$789	$367	$312

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS has final assessments through 2013.

Tax assessments for Ruby-Tech Inc., a U.S. subsidiary, through 2012 have all been assessed as final.

h.	In accordance with the Company’s accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS-Dimex and BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2014 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2013 and thereafter.

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

As of December 31, 2017 and 2016, the total balance of uncertain tax positions is $60 and $ 58, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2017	2016	2015

Financial income:
Interest income	$1	$-	$1
Change in fair value of forward contracts which are not designated as hedging	12	-	-

	13	-	1
Financial expenses:
In respect of interest related to bank loans and bank fees	(259)	(307)	(311)
Change in fair value of forward contracts which are not designated as hedging	-	(5)	(24)
Other (mainly foreign currency transaction losses)	(51)	(27)	(42)

	(310)	(339)	(377)

	$(297)	$(339)	$(376)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

		Year ended December 31,
		2017	2016	2015

1.	Numerator:
	Income	$773	$360	$334

	Net income available to Ordinary shareholders	$773	$360	$334

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	3,171	2,587	1,970
	Diluted weighted average Ordinary shares outstanding (in thousands)	3,171	2,593	1,970

	Basic and diluted income per share	$0.24	$0.14	$0.17

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

a.	Revenues, gross profit and assets for the operating segments for the years 2017, 2016 and 2015 were as follows:

	RFID and Mobile Solutions(BOS-Dimex)	Supply Chain Solutions (BOS-Odem)	Intercompany	Consolidated

2017
Revenues	$13,666	$15,495	$(229)	$28,932
Gross profit	$3,623	$2,722	$-	$6,345
Assets related to segment	$5,456	$229	$-	$5,685

2016
Revenues	$12,197	$15,291	$(61)	$27,427
Gross profit	$2,888	$2,427	$-	$5,315
Assets related to segment	$5,308	$120	$-	$5,428

2015
Revenues	$9,270	$16,336	$(7)	$25,599
Gross profit	$2,608	$2,529	$-	$5,137
Assets related to segment	$4,753	$159	$-	$4,912

b.	The following presents total revenues for the years 2017, 2016 and 2015 based on the location of customers and long- lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2017		2016		2015
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$21,870	$651	$20,619	$514	$19,044	$480
India	4,497	-	3,119	-	3,140	-
Far East	1,416	-	2,964	-	1,390	-
America	918	-	411	-	855	-
Europe	231	-	314	-	1,170	-

	$28,932	$651	$27,427	$514	$25,599	$480

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2017	2016	2015

Customer A (Supply Chain Segment)	-	-	13%

NOTE 19:-	RELATED PARTIES

a.	Service Agreement with Cukierman & Co.:

In 2003, the Company’s Audit Committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd. (“Cukierman & Co.”), to provide non-exclusive investment-banking services and business development services to the Company.

On July 15, 2013, an additional amendment to the Service Agreement was signed by which all payments to Cukierman & Co. will be made on a quarterly basis.

In February 2015, the Company terminated the Service agreement.

Expenses the Company recorded according to the Service Agreement with Cukierman & Co. are:

	Year ended December 31,
	2017	2016	2015

Success fee related to private placement	-	-	-
Retainer fee	-	-	12

Total	-	-	12

During the years 2017, 2016 and 2015, the Company issued 0, 0 and 4,065 Ordinary Shares to Cukierman & Co. as per the Service Agreement as revised, respectively.

b.	Agreements with THCAP:

On December 13, 2012 the Company’s shareholders approved that Telegraph Hill Capital Fund I, LLC will be paid a monthly retainer for business development services in the amount of $3.7 per month to be paid in the Company’s Ordinary Shares once a year, using a price per share as stipulated in the revised agreement. In addition, the Company’s shareholders approved that those payments to THCAP on behalf of Mr. Gutierrez Roy’s services as a Director be made in the Company’s Ordinary Shares, on a quarterly basis.

On August 21, 2014, the Company’s Board of Directors terminated the Advisory Agreement with THCAP.

On October 22, 2015, the Company’s Board of Directors approved the payment of THCAP’s director’s fees in cash.

On December 31, 2017, 2016 and 2015 the Company did not issued to THCAP any Ordinary shares for the retainer for business development services and as director’s fees.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	RELATED PARTIES (Cont.)

Mr. Luis Gutierrez Roy, managing partner of THCAP, has left the Company’s Board of Directors on July 15, 2015.

Expenses incurred according to the agreements with THCAP are as follows:

	Year ended December 31,
	2017	2016	2015

Retainer fees	$-	$-	$-
Director’s fee	-	-	6

Total	$-	$-	$6

c.	Agreements with iDnext:

On January 01, 2016 the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”) (see Note 3).

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext is to be paid a monthly fee of 33 Thousand NIS (approximately $8.5) through December 31, 2017. iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017. The Management Services Agreement expired on December 31, 2017 and the parties are negotiating a new agreement.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2017	2016	2015

Monthly fees	$125	$104	$-

Total	$125	$104	$-

