Form 20-F
period 2018-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2019-04-01
CIK 1005516

As filed with the Securities and Exchange Commission on April 1, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

3,553,714 Ordinary Shares, nominal value NIS 80.00 per share, as of December 31, 2018 and 3,857,790 Ordinary Shares, nominal value NIS 80.00 per share, as of March 15, 2019.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer, large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of pending and completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; our technological advancement; our compliance with regulatory requirements; and our ability to operate due to political, economic and security conditions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

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

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018 and 2017, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2015 and 2014, and the consolidated balance sheet data as of December 31, 2015 and 2014 are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the year ended December 31, 2018 and 2017 were audited by Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm and a member of Grant Thornton. The financial statements for the years ended December 31, 2016, 2015 and 2014 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

Statement of Operations Data: (in U.S. thousands of dollars with the exception of per share data)

Year ended December 31,	2014	2015	2016	2017	2018

Revenues	27,601	25,599	27,427	28,932	32,650
Cost of revenues	22,556	20,462	22,112	22,587	25,907
Gross profit	5,045	5,137	5,315	6,345	6,743
Operating expenses:
Sales and marketing	3,043	2,768	3,111	3,389	3,705
General and administrative	1,882	1,681	1,498	1,870	1,834
Total operating expenses	4,925	4,449	4,609	5,259	5,539
Operating income	120	688	706	1,086	1,204
Financial expense, net	(444)	(376)	(339)	(297	(255
Income (loss) before taxes on income	(325)	312	367	789	949
Taxes on income (tax benefit)	108	(22)	7	16	(41)
Net income (loss)	(433)	334	360	773	990

Basic and diluted net income (loss) per share	$(0.30)	$0.17	$0.14	$0.24	$0.28
Weighted average number of shares used in computing basic net income (loss) per share	1,449	1,970	2,587	3,171	3,500
Weighted average number of shares used in computing diluted net income (loss) per share	1,449	1,970	2,593	3,171	3,500

Consolidated Balance Sheet Data:	2014	2015	2016	2017	2018

Cash and Cash Equivalents	1,522	1,419	1,286	1,533	1,410

Working Capital (*)	634	5,246	6,099	7,342	7,637

Total Assets	16,261	16,825	18,144	21,407	20,111
Short-term banks loan and current maturities of long-term bank loans	4,867	400	400	505	467
Long-term liabilities	383	3,653	2,943	2,809	2,168
Shareholders’ equity	5,297	6,505	8,584	10,218	11,511

(*) Working capital comprises of:
Current assets	11,215	11,913	12,716	15,722	14,069
Less: current liabilities	10,581	6,667	6,617	8,380	6,432
	634	5,246	6,099	7,342	7,637

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

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

As of December 31, 2018, we had $2.3 million in long-term debt (including current maturities of $467,000) and no short term bank loans.

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

Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers’ demand for products that we sell, and pressure from existing and new competitors. Also, because certain of our loans bear interest at floating rates, we are susceptible to an increase in interest rates (See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” below).

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

As of December 31, 2018, we had an accumulated deficit of $68.8 million. Although we had net income of $990,000 in 2018, $773,000 in 2017, $360,000 in 2016 and $334,000 in 2015, we had a net loss of $433,000 in 2014. In addition, we have had net losses in prior fiscal years. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include:

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

We rely on the First International Bank of Israel (“Bank Beinleumi”) to provide all of the credit facilities to our subsidiaries. As of December 31, 2018, we had $1.87 million in long term debt to Bank Beinleumi,, net of current maturities .

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

In January 2016, we completed the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. and in March 2019 we entered into an agreement to acquire the business of Imdecol Ltd. We may expand our services through additional acquisitions. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. There can be no assurance that we will be able to consume this acquisition or successfully integrate and manage future acquisitions, if they occur.

Furthermore, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity which existed prior to the acquisitions or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

We may not be successful in achieving the potential benefits of the acquisition of the business operations of Imdecol Ltd.

In March 2019, the Company entered into an agreement for the acquisition of the business operations of Imdecol Ltd. The transaction is expected to close by June 1, 2019. This acquisition is subject to a variety of risks that could seriously harm our business, financial condition, results of operations, and share price. These risks include, among others:

●	incurrence of unexpected expenses associated with acquisition and integration of the acquired business into our Company;

●	difficulties in the assimilation and integration of the acquired operations, personnel, technologies, products, and information systems;

●	diversion of management’s attention from other business concerns;

●	contractual disputes;

●	potential loss of key employees;

●	incompatible business cultures;

●	difficulties in implementing and maintaining uniform standards, controls and policies;

●	the impairment of relationships with employees and customers as a result of integration of new personnel; and

●	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

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

The balance of allowance for bad debt as of December 31, 2018 amounted to $31,000 which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

A substantial part of the sales of our Supply Chain Solutions division is to the Indian market. A decline in our sales to India would have a material adverse effect on our business and financial results.

In 2018, revenues derived from the sales of our Supply Chain Solutions division to India accounted to US $4.2 million, or 12.9% of our total revenues. Sales to India could decline due to changes in market demand or for political reasons. Should our sales to India be subject to substantial declines, our business and financial results will be adversely affected.

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

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 37% of our Supply Chain Solutions division purchases in the year 2018 were sourced from five key suppliers and 44% of our RFID and Mobile Solutions division purchases in the year 2018 were sourced from six other key suppliers (including a software supplier). In the year 2017, 33% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 39% of our RFID and Mobile Solutions purchases were sourced from six other key suppliers.

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

In December 2017, the mandatory minimum wage in Israel was raised by approximately 6%, to NIS 5,300. In addition, commencing April 2018, the 43-hour workweek was shortened by one hour (at a pre-determined day), without a reduction in the monthly salary. An employee that continues to work 43 hours per week is now entitled to overtime payment. As a result, we may suffer an increase in our labor costs in Israel, which could adversely affect our profitability.

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

 Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8%. In 2016 the NIS appreciated against the dollar by 1.5%, and in 2015 the NIS depreciated by approximately 0.3% against the U.S. dollar. In the years ended December 31, 2018 and 2017, the inflation rate in Israel was 0.8% and 0.4%, respectively. In 2016 and 2015 the annual deflation was 0.2% and 1%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and 2015, and increased in 2017 and 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

Should we encounter such difficulties in conducting our international operations, they may adversely affect our business condition and results of operations.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.76 million at December 31, 2018. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

The sale of our Ordinary Shares to YA II PN, Ltd. (or YA II) (formerly YA Global Master SPV Ltd.), pursuant to the Standby Equity Distribution Agreement, dated as May 8, 2017, (the “2017 SEDA”), (see “Item 5B – Liquidity and Capital Resources”) will have a dilutive impact on our shareholders. Under the 2017 SEDA, we have the right to sell, over a period of up to 4 years, Ordinary Shares to YA II for up to a total purchase price of $2,000,000, out of which $1,100,000 remain available as of March 15, 2019. YA II may resell some, if not all of the shares we issue to it under the 2017 SEDA and such sales could cause the market price of our Ordinary Shares to decline.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2018 through March 15, 2019, the daily closing price of our Ordinary Shares in NASDAQ has ranged from $1.93 to $3.94 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

On February 6, 2019, the Company received a letter from L.I.A. Pure Capital stating that Pure Capital is the owner or has voting rights with respect to shares of the Company representing more than 5% of the outstanding share capital of the Company, and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. On March 7, 2019, the Company issued a notice of special General Meeting that is scheduled to be held on April 11, 2019. For more information please refer to Company’s Proxy Statement on Form 6-K, filed with the SEC on March 7, 2019.

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

We were incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices, shipping and service operations are located in Israel. Our address in Israel is 20 Freiman Street, Rishon LeZion, 7535825, Israel. The Company’s Ordinary Shares are currently listed on the NASDAQ Capital Market under the symbol “BOSC”.

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our subsidiaries’ websites are: BOS-Odem Ltd (“Odem”) - www.odem.co.il; BOS-Dimex Ltd. (“Dimex”) – www.dimex.co.il. and www.idnext.co.il. The information contained on, or linked from, our websites is not a part of this report.

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

On March 19, 2019 the Company signed a definitive agreement to purchase the assets of Imdecol Ltd., a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The transaction is expected to close by June 1, 2019.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020.

The purchase price consists of a combination of cash and ordinary shares of BOS, payable as follows:

●	NIS 1 million (approximately $280,000) was paid to Imdecol upon signing the definitive agreement. This amount was extended initially as a bridge loan, which bears interest at 10% per annum and is secured by a first degree fixed pledge and charge on the shares of the shareholders of Imdecol. At closing, the loan shall be applied towards the purchase price. The loan shall become due and payable if closing is not effected by August 31, 2019.

●	An additional NIS 4.5 million (approximately $1.25 million) shall be paid to Imdecol at closing.

●	NIS 1.5 million (approximately $417,000) shall be paid to Imdecol no later than August 2020, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	An additional amount in cash may be paid by August 2020, based on the performance of the Imdecol business through June 2020.

In addition, BOS will acquire Imdecol’s inventory at its book value on the closing date, which is estimated at NIS 2.6 million (approximately $720,000). BOS will pay an advance of NIS 1.5 million (approximately $417,000) upon closing and the balance will be paid on an ongoing basis as the inventory is consumed. The cash portion of the acquisition price will be financed mainly through a combination of commercial bank loans and internal cash resources.

On February 6, 2019, the Company received a letter from L.I.A. Pure Capital stating that Pure Capital is the owner or has voting rights with respect to shares of the Company representing more than 5% of the outstanding share capital of the Company, and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. On March 7, 2019, the Company issued a notice of special General Meeting that is scheduled to be held on April 11, 2019. For more information please refer to Company’s Proxy Statement on Form 6-K, filed with the SEC on March 7, 2019.

On November 23, 2010, the Company’s two U.S. subsidiaries that are part of its Supply Chain Solutions division, Lynk and its subsidiary BOS Supply Chain Solutions (Summit) Inc. (“Summit”), filed a Chapter 7 petition with the US Bankruptcy Court. In March 2011, the Lynk case was closed. In April 2014, the Summit case was closed.

4B.	Business Overview

BOS manages its business in two reportable divisions: RFID and Mobile Solutions (through its subsidiary Dimex), and Supply Chain Solutions (through its subsidiary Odem).

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers, government and livestock markets. The Company’s Supply Chain Solutions customers include, among others, Cyient DLM Private Limited, Centum Electronics Limited and Fokker Elmo Sasmos Interconnection Systems Ltd. from the Indian market, C&O Telecom (H.K) Co., Limited from the Chinese market and Refael and the Israel Aerospace Industries from the Israeli market.. The Company’s RFID and Mobile Solutions currently has all of its sales in Israel and its customers include, among others, Shufersal Ltd., Hamashbir Lazarchan Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd., Gotex Brandsand Tnuva Ltd.

In its RFID and Mobile Solutions division, the Company continues to invest in efforts to expand its product offerings.

BOS’ Product Offerings

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

The Company’s RFID and Mobile Solutions division purchases AIDC equipment based on RFID and the barcode technology of leading global manufacturers. Such manufacturers include Zebra Technologies Corp., IPT Mobile Ltd., Ingram Micro Israel Ltd., DLog GmbH, Honeywell International Inc., Tadbik Ltd., Bibliotheca RFID Library Systems AG and Unique Technology Europe BV.

Specifically, the Company’s RFID and Mobile Solutions division offers the following products and services:

●	Hardware:

○	Thermal and barcode printers;

○	RFID and barcode scanners and readers;

○	Wireless, mobile and forklift terminals;

○	Wireless infrastructure;

○	Active and passive RFID tags (HF & UHF); and

○	Consumables (ribbons, labels, tags)

●	Software:

○	Implementation and integration of a Warehouse Management System (“WMS”), which is proprietary software of Mantis Informatics S.A. that is licensed by the Company. WMS is an optimized data collection solution for logistics management in logistic centers and warehouses. The solution is based on RFID tags or bar codes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse/logistics operations. The System enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and provides them with the ability to locate inventory in their stockroom. It provides inventory managers with a direct communication link to the sales floor and assists them in minimizing inventory loss or theft. It also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock and provide the customer with up-to-date product information.

○	In August 2012, the Company entered into a cooperation agreement with an independent software development company for developing tailor made software solutions according to customers demand.

●	Systems:

The Company provides systems for comprehensive solution for inventory/assets tracking. The system is comprised from hardware, software and integration with the customers’ information system. The Company has provided systems for varied solutions which include among others:

○	RFID system for libraries. The system is comprised of automatic self-service stations, staff stations, security gates, and RFID tags that are affixed to the books. The system was developed by Bibliotheca and the Company is the integrator in Israel.

○	RFID-based system for tracking inventory in a produce packing house. The RFID system enables automatic tracking of fruit pallets from the sorting machine through the various cold storage rooms and until the truck loading. It continuously shows the location of the pallets in the various stations in the packing house and interfaces with the ERP of the packing house. The system was designed using BOS’ experience and knowledge of the working processes in a packing house, and is comprised of RFID readers, RFID tags, the Company tailor-made software, and an interface with the ERP of SAP, Priority and SBO.

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

In 2018, 45% of our revenues were attributed to sales generated from the Company’s RFID and Mobile Solutions division.

In addition, following the acquisition of the business operations of Imdecol Ltd., which is expected to close by June 1, 2019, Dimex shall also offer automatic and robotic systems that enhance the productivity of production lines.

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

In 2018, 55% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2018	%	2017	%	2016	%
Israel	$22,990	70	$21,870	75	$20,619	75
India	$4,209	13	$4,497	16	$3,119	11
Far East	$3,800	12	$1,416	5	$2,964	11
America	$1,189	4	$918	3	$411	2
Europe	$462	1	$231	1	$314	1
Total Revenues	$32,650	100	$28,932	100	$27,427	100

Sales by quarters

	2018	%	2017	%	2016	%
Q1	$8,291	25	$7,064	24	$8,067	29
Q2	$7,552	23	$6,716	23	$6,308	23
Q3	$7,714	24	$7,227	25	$6,275	23
Q4	$9,093	28	$7,925	28	$6,777	25
Total Revenues	$32,650	100	$28,932	100	$27,427	100

Sales by divisions

	2018	%	2017	%	2016	%	2015
RFID and Mobile Solutions	$14,633	45	$13,666	47	$12,197	44	$9,270
Supply Chain Solutions	$18,205	55	$15,495	53	$15,291	56	$16,336
Intercompany	$(188)	-	$(229)	-	$(61)	-	$(7)
Total Revenues	$32,650	100	$28,932	100	$27,427	100	$25,599

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

In Israel, the Company’s main competitors in the RFID and Mobile Solutions market are eWave mobile Ltd., Dannet Advanced Technologies Ltd., Imagecode Solutions Ltd., Dangot Computers Ltd. and Globe Tag Ltd.

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

The key elements of the Company’s strategy are as follows:

●	Expand its RFID and Mobile product and solutions offerings, mainly through acquisitions of complementary solutions. This will include the sale and integration of new complementary hardware and software to its existing customer base and sales to new customers. As part of implementing our growth strategy Dimex acquired in January 2016, the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd. Following this acquisition, Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities;

●	Expand the Supply Chain Solutions product offerings and sales outside of Israel and mainly into India. Sales to the Far East, including India, amounted to $8 million and $5.9 million in years 2018 and 2017, respectively.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)      Dimex, an Israeli corporation, representing the RFID and Mobile Solutions division;

(2)      Odem, an Israeli corporation, representing the Supply Chain Solutions division;

In the United States:

(1)      Ruby-Tech, a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel :

Location	Size (square meters)	Lease period
Rishon LeZion	2,121	January 2018 through April 2023

Our average monthly rental fee for the year 2018 and for the year 2017 amounted to $16,385 and $14,405, respectively.

In April 2018 we completed renovation works for our warehouses and lab at a new location in the same building in Rishon LeZion .Currently, we lease 2,121 square meters that include our offices and the new facilities.

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

In accordance with ASC Topic 605 “Revenue Recognition”, until December 31, 2017 (prior to the adoption of ASC Topic 606) the Company recognized revenues from sale of products when the following fundamental criteria were met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts were recognized ratably over the service period.

The Company applied the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis.

The Company followed the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applied the Completed contract method, since the Company was unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue were deferred and recognized upon completion. Provisions for estimated losses on contracts in process were recognized in the period such losses were determined.

Deferred revenues included unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts were recognized over the period of the contract and advances were recognized once the delivery of the products is done.

Revenue recognition accounting policy applied from January 1, 2018 (following the adoption of ASC Topic 606):

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method to all contracts that were not completed on the effective date of ASC 606. Among others, the Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized under ASC 605 as detailed below. However, there were no significant changes to the timing or pattern of revenue recognition to any of the revenue streams of the Company under ASC 606 and those that were previously reported under ASC 605. Accordingly, the adoption of ASC 606 did not have material effect on the consolidated statements of operations and balance sheets.

In accordance with ASC 606, The Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

A contract with a customer exists when all of the following criteria are met: the parties to the contract have approved it (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only if it is not considered constrained (i.e. it is considered probable that a significant reversal in the amount of cumulative revenue recognized will not occur).

Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. A product is transferred when, or as, the customer obtains control of that product, and a service is considered transferred as the services are received and used by the customers.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer. If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as different products or products and services the Company performs an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows

1.	The Company generates its revenues primarily from the sale of products such as electro mechanical components and RFID and Automatic Identification Data Capture hardware manufactured by third parties, through a direct sales to its customers. Revenues from sales of products are recognized at the point of time when the control of the product is passed on to the customer, mostly upon delivery to the customer, either at the Company premises by delivery to the customer carrier or upon delivery to the customer premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

Revenues from service contracts sold to customers within a single contractually binding arrangement together with products, were determined to be distinct and therefore, are accounted for revenue recognition purposes, as a separate performance obligation. Accordingly, the amount attributed to the service contract is recognized over time, on a straight-line basis over the contract’s period, as the services are mostly refer to time-based support services.

4.	Deferred revenues include unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done. Deferred revenues include advanced payments from customers in the amount of $243 as of December 31, 2018. This amount is expected to be recognized during 2019, once the delivery of the products is done. In addition, deferred revenues include unearned amounts from service contracts, which are mostly for a period of three to five years, and the Company recognizes the revenues over the contract’s period. As of December 31, 2018, the deferred revenues from service contracts amounted to $408. This amount will be recognized in the years 2019 until 2021, and immaterial amounts related to software.

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

Critical accounting policies:

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

a.

Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2018 and 2017, inventory write-offs amounted to $52 and $75, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2018 the remaining intangible assets were comprised of costumer relationship. (see Note 7 to the Consolidated Financial Statements for the year ended December 31, 2018).

For each of the three years ended on December 31, 2018, 2017 and 2016, no impairment losses were identified.

c.

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

The Company determined the fair value of such reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2018 were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the RFID and Mobile Solutions segment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During years 2018, 2017 and 2016 no impairment losses have been identified.

d.	Revenue Recognition:

The Company derives its revenues mainly from the sale of products and supporting services.

In accordance with ASC Topic 605 “Revenue Recognition”, until December 31, 2017 (prior to the adoption of ASC Topic 606) the Company recognized revenues from sale of products when the following fundamental criteria were met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts were recognized ratably over the service period.

The Company applied the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis.

The Company followed the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applied the Completed contract method, since the Company was unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue were deferred and recognized upon completion. Provisions for estimated losses on contracts in process were recognized in the period such losses were determined.

Deferred revenues included unearned amounts received from customers (mostly for service contracts, software projects and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts were recognized over the period of the contract and advances were recognized once the delivery of the products is done.

Revenue recognition accounting policy applied from January 1, 2018 (following the adoption of ASC Topic 606):

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method to all contracts that were not completed on the effective date of ASC 606. Among others, the Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized under ASC 605 as detailed below. However, there were no significant changes to the timing or pattern of revenue recognition to any of the revenue streams of the Company under ASC 606 and those that were previously reported under ASC 605. Accordingly, the adoption of ASC 606 did not have material effect on the consolidated statements of operations and balance sheets.

In accordance with ASC 606, The Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

A contract with a customer exists when all of the following criteria are met: the parties to the contract have approved it (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only if it is not considered constrained (i.e. it is considered probable that a significant reversal in the amount of cumulative revenue recognized will not occur).

Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. A product is transferred when, or as, the customer obtains control of that product, and a service is considered transferred as the services are received and used by the customers.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer. If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as different products or products and services the Company performs an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the sale of products such as electro mechanical components and RFID and Automatic Identification Data Capture hardware manufactured by third parties, through a direct sales to its customers. Revenues from sales of products are recognized at the point of time when the control of the product is passed on to the customer, mostly upon delivery to the customer, either at the Company premises by delivery to the customer carrier or upon delivery to the customer premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

Revenues from service contracts sold to customers within a single contractually binding arrangement together with products, were determined to be distinct and therefore, are accounted for revenue recognition purposes, as a separate performance obligation. Accordingly, the amount attributed to the service contract is recognized over time, on a straight-line basis over the contract’s period, as the services are mostly refer to time-based support services.

4.	Deferred revenues include unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done. Deferred revenues include advanced payments from customers in the amount of $243 as of December 31, 2018. This amount is expected to be recognized during 2019, once the delivery of the products is done. In addition, deferred revenues include unearned amounts from service contracts, which are mostly for a period of three to five years, and the Company recognizes the revenues over the contract’s period. As of December 31, 2018, the deferred revenues from service contracts amounted to $408. This amount will be recognized in the years 2019 until 2021, and immaterial amounts related to software.

Legal Contingencies

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement.

On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s Chairman Yosi Lahad, the Company’s Co-CEO, Yuval Viner, the Company’s Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

On February 17, 2019 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a certain payment to the Plaintiff. The payment was made by the Company’s insurance company, and the Company contributed the deductible in the amount of $35,000.

5A.	Operating Results

Comparison of 2018 and 2017

Consolidated revenues increased by 13% to $32.7 million in year 2018 from $28.9 million in year 2017. Our supply chain division saw revenue growth of 17% and the RFID & Mobile division had revenue growth of 7%. The growth of the Supply Chain division revenues was due primarily to increased sales in the Far East. The growth in the RFID and Mobile Division revenues was due to new customers.

Gross profit for 2018 was $6.75 million (a gross margin of 20.7%) as compared to $6.35 million (a gross margin of 21.9%) for 2017. The decrease in gross profit margin was due primarily to a decline in the gross profit margin of the RFID and Mobile Division from 26.5% in year 2017 to 23% in year 2018, as a result of competition.

Operating expenses increased to $5.54 million in 2018 from $5.26 million in 2017. The increase in expenses was due primarily to the following factors:

●	An increase of $120,000 in the fees for the services of iDnext and Next-Line. iDnext and Next-Line provide professional services to the inventory counting unit, which is part of the RFID and Mobile Division. In January 2016, the Company bought the assets of iDnext and Next-Line. In February 2019, the Company terminated the service agreement with iDdnext and Next-Line.

●	An increase of $80,000 in sales and marketing expenses that was due to an increase in commissions to sales agents and employees as a result of a 13% growth in revenues in year 2018 as compared to year 2017.

●	Our payroll payments to employees are incurred in NIS. In order to manage the exposure to foreign currency exchange rates related to these expenses, the Company uses derivative instruments. In 2018, the NIS depreciated against the dollar by 8.1%, resulting in an increase of $74,000 in our hedging expenses.

Financial expenses decreased to $255,000 in year 2018 from $297,000 in year 2017. The reduction in financial expenses, mainly in interest expenses, was due to the reduction of our bank loan balances from $3 million (NIS 10.5 million) in December 31, 2017 to $2.34 million (NIS 8.7 million) in December 31, 2018.

Net income for year 2018 was $990,000 as compared to net income of $773,000 in 2017. The basic and diluted net income per share in 2018 was $0.28, compared to basic and diluted net income per share of $0.24 in 2017.

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

Operating expenses increased to $5.26 million in 2017 from $4.6 million in 2016. The increase in expenses is attributed mainly to the following factors:

●	We incur a significant portion of our expenses in NIS. Such costs are mainly attributed to salaries and lease of our facilities and cars. Hence, devaluation of US dollar against the NIS during year 2017 in the rate of 9.8% increased our cost of our operations by approximately $192,000 as compared to year 2016.

●	General and administrative expenses of year 2016 include income in the amount of $178,000 that are attributed to the write-off in a contingent liability related to the acquisition of the business operations of iDnext (see Note 3 to the Consolidated Financial Statements for the year ended December 31, 2017).

●	An increase of $170,000 in sales and marketing expenses that was due to an increase in commissions to sales agents and employees as a result of a 6% growth in revenues in year 2017 as compared to year 2016

Financial expenses decreased to $297,000 in year 2017 from $339,000 in year 2016. The reduction in financial expenses, mainly in interest expenses, was due to the reduction of our bank loan balances(denominated in NIS) from $3.1 million (NIS 12.1 million) in December 31, 2016 to $3 million (NIS 10.5 million) in December 31, 2017.

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

Impact of Inflation and Currency Fluctuations

In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8%. In 2016 the NIS appreciated against the dollar by 1.5% and in 2015, the NIS depreciated by approximately 0.3%, against the dollar. In the year ended December 31, 2018 and 2017, the inflation rate in Israel was 0.8% and 0.4%, respectively. In 2016 and 2015, the annual deflation was 0.2% and 1%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and 2015 and increased in 2017 and 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2015, 25% in 2016 and 24% in 2017. Effective as of January 1, 2018 the corporate tax rate is 23%.

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

In the year ended on December 31, 2018, the Company had net income of $990,000 as compared to $773,000 in the year 2017 and $360,000 in the year 2016. In the year ended December 31, 2018, the Company generated a positive cash flow from operating activities amounting to $765,000 as compared to cash flow from operating activities amounting to $355,000 in 2017 and a negative cash flow from operating activities amounting to $361,000 in 2016. The Company’s cash and cash equivalents amounted to $1.4 million as of December 31, 2018. The Company had a positive working capital of $7,637,000, $7,342,000, and $6,099,000 as of December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2018, we had $1.87 million in long-term debt (net of current maturities of $467,000) and no short term bank loans.

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

In February 2015, the Company entered into the 2015 SEDA with YA Global. The 2015 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $1,300,000 of the Company’s Ordinary Shares over a 40-month commitment period. The Company issued 28,930 shares to YA Global as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2015 SEDA. The Ordinary Shares to be issued to YA Global under the 2015 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2015 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the 2015 SEDA. As of March 15, 2019, $1,195,000 has been drawn on this equity line, for which the Company issued an aggregate of 628,229 Ordinary Shares.

In May 2017, the Company entered into the 2017 SEDA with YA II. The 2017 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA II is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a 4-year commitment period. The Company issued 67,307 shares to YA Global II SPV, LLC as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2017 SEDA. The Ordinary Shares to be issued to YA II under the 2017 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2017 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA II of any shares to be issued to YA II under the 2017 SEDA. As of March 15, 2019, $900,000 has been drawn on this equity line for which the Company has issued an aggregate of 355,048 Ordinary Shares. The Company has an effective registration statement covering the resale by YA II of up to 878,161 Ordinary Shares that the Company may sell to YA II under the 2017 SEDA (including Ordinary Shares which have been issued as of March 15, 2019).

On January 1, 2016 the Company issued 162,734 Ordinary Shares as part of the consideration in the iDnext business acquisition.

On July 18, 2018, our general meeting of shareholders approved an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital, following which the Company’s authorized share capital is NIS 480,000,000, divided into 6,000,000 Ordinary Shares, nominal value NIS 80.00 per Share.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2018, our trade receivables’ and trade payables’ aging days were 96 and 58 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $7,637,000 as of December 31, 2018. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by operating activities was $765,000 in 2018 and $355,000 in 2017. Net cash used in operating activities in 2016 was $(361,000), due to working capital requirements related to the acquisition of the business of iDnext and Next-Line.

Net cash used in investment activities in year 2018 amounted to $796,000 and includes cost of $500,000 related to warehouse renovation. Net cash used in investment activities in year 2017 amounted to $344,000 and includes cost of $138,000 related to offices renovation. Net cash used in investment activities in year 2016 amounted to $268,000 and included payment of $154,000 for acquisition of the business of iDnext and Next-Line business.

Net cash used in financing activities in 2018 amounted to $92,000. Net cash provided by financing activities in 2017 and 2016 amounted to $236,000 and $496,000, respectively.

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

On March 19, 2019 the Company signed a definitive agreement to purchase the assets of Imdecol Ltd., a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The transaction is expected to close by June 1, 2019. Through the integration with Imdecol, BOS RFID and Mobile division will significantly expand its offerings to its existing worldwide manufacturer client base.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2018, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars with the exception of per share data):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$2,334	$467	$1,401	$466	$-
Accrued severance pay (2)	$301	$-	$-	$-	$301
Operating lease - cars(3)	$337	$220	$117	$-	-
Purchase obligation for service and inventory	$7,866	$7,605	$261	-	-
Facilities lease	$768	$177	$468	$123	$-
Total	$11,606	$8,469	$2,247	$589	$301

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities in order to refinance Company’s loans with Bank Beinleumi.
(2)	The time for payment of the severance cannot be predicted.
(3)	The Company has pre-paid the last instalment of each of the motor vehicles as a deposit.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Yosi Lahad (*)	64	Chairman of the Board of Directors
Mr. Yuval Viner	56	Co-Chief Executive Officer and Director
Mr. Avidan Zelicovsky	49	President and Director
Mr. Eyal Cohen	49	Co-Chief Executive Officer and Chief Financial Officer
Ms. Revital Cohen	42	Director
Ms. Odelia Levanon (*)	56	Director
Mr. Ziv Dekel	54	Director
Mr. Ralph Sassun (*)	49	Chairman of Audit and Compensation Committees

(*)	Member of our audit committee and compensation committee.

Mr. Yosi Lahad was appointed as Chairman of the Board in 2015. Mr. Lahad brings valuable experience in strategic and business development in a variety of industries and mainly in automation and robotic systems. Mr. Lahad has served as the CEO or Chairman for several technology companies from early stage to growth and has overseen several M&A transactions in the United States, Israel and China. Mr. Lahad serves as an active Board Chairman/member of JPI Group China, a consulting company for the Chinese market, of AtlasSense, a provider of innovative analytics of health information, and of NextWave Robotics. Previously, Mr. Lahad served as the Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad has been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation in a joint program of Wharton school of business at University of Pennsylvania and Tel-Aviv University. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Yuval Viner is the Company’s Co-CEO, leading the Company’s RFID and Mobile division and has been a member of the Board of Directors since 2015. Mr. Viner has more than 25 years of experience in integration of inventory tracking systems. He joined BOS’ in 2008 as part of the Company’s acquisition of the assets of Dimex Systems. Mr. Viner has been with Dimex since 1993. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv.

Mr. Avidan Zelicovsky is the President of the Company, leading the Company’s Supply Chain division and has been a member of the Board of Directors since 2015. Mr. Zelicovsky has more than 20 years of experience in supply chain management, with a focus on electronic components for the aerospace, defense and high technology industry. He joined BOS as part of the Company’s acquisition of Odem in November 2004. Mr. Zelicovsky has been with Odem since 996. He holds a BA in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University.

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

Ms. Revital Cohen joined our Board of Directors in December 2017. Since 2011, Ms. Cohen has served as a consultant to enterprises that enhance the efficiency of inventory management, mainly through implementation of enhanced and innovative technology. Ms. Cohen offers a deep understanding of the logistics industry and a valuable perspective as a logistic consultant. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. She holds a BA in Sociology and Education, and an MA in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Ms. Odelia Levanon joined our Board of Directors in November 2015. She has more than 15 years’ of experience as Chief Information Officer for leading retailers in Israel, some of which have been BOS’ customer and she contributes to BOS a valuable customer perspective. Ms. Levanon served for 12 years as Chief Information officer of Mega retail (was one of the biggest food retail chain in Israel) and for 3 years as Chief Information officer of Irani Group (one of the leading fashion retail chain in Israel). Since November 2017, Ms. Levanon has been the CEO of the IUCC - Inter-University Computation Center. Ms. Levanon is a lecturer on management information systems at the Israel Academic College in Ramat Gan. Ms. Levanon holds a B.Sc. in Mathematics and Computer Sciences and an M.Sc. in Computer Sciences, both from Tel Aviv University.

Mr. Ziv Dekel joined our Board of Directors in June 2015. Mr. Dekel contributes valuable experience in strategic business planning and assisted BOS through the process of preparing its current strategic plan. Mr. Dekel has over 25 years of management and strategic consulting experience for a wide range of business entities in diverse industries. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Ralph Sassun joined our Board of Directors in January 2019. Mr. Sassun brings extensive experience in international finance. He served as the Head of Treasury for Zim Integrated Shipping Services Ltd (TASE: ILCO) from 2010 through 2014 and as Director of Economics & Treasury for Ceragon Networks Ltd. (NASDAQ&TASE: CRNT) during 2002-2009. Currently, Mr. Sassun serves as the CFO and COO of Inovytec Medical Solutions Ltd. Mr. Sassun holds a BA and an MA in Economics and Statistics from The Hebrew University of Jerusalem, as well as an MBA from Tel-Aviv University.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2018. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 8 persons).	$805,000	$89,000

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

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the Compensation Committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of a company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our new Compensation Policy was approved by a Compensation Majority on July 18, 2018.

The Compensation Policy must be approved by the Board of Directors and the Company’s shareholders every three years. In the event that the Compensation Policy is not approved by the Company’s shareholders, the Compensation Committee and the Board of Directors may still approve the policy, if the Compensation Committee and the Board of Directors determine, based on specified reasons and following further discussion of the matter,that the Compensation Policy is in the best interests of the Company.

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

In accordance with the approval of our shareholders in December 2017, directors who are not employees or service providers of the Company (excluding the Chairman) are entitled to receive annual compensation of NIS 29,270 (approximately $8,150), paid on a quarterly basis, and an additional NIS 2,175 (approximately $604) for each board and board committee meeting attended (or 60% of the attendance fee for a board meeting held via teleconference or 50% of such fee for a meeting held without convening).

In addition, in December 2017 our shareholders approved a grant to each of our directors (excluding the Chairman) of options to purchase 7,500 Ordinary Shares. The options shall be granted to those directors elected or re-elected by the shareholders in December 2017, provided that three years have lapsed since the Company’s previous grant of options to such director, and to future directors to be elected for the first time to the Board of Directors. The grant date will be the date of approval of appointment or reappointment of the director at the shareholders meeting. The options’ exercise price is calculated as the weighted average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors.

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

The Compensation of the directors is in compliance with the Company’s Compensation policy approved by the shareholders on July 18, 2018.

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

Chairman of the Board

In accordance with the approval of our shareholders in December 2017, the Company’s Chairman is entitled to an annual cash compensation of NIS 110,000 (approximately $31,500) in 2017 and NIS 120,000 (approximately $34,600) in 2018. The Chairman shall not be entitled to any additional compensation for participation in Board meetings (i.e. attendance fees). Additionally, the shareholders approved the grant to the Company’s Chairman of options to purchase 25,500 Ordinary Shares, subject to the reappointment of Mr. Lahad to the Board of Directors at the shareholders meeting of 2018 (at which time, three years will have lapsed since the previous grant of options to Mr. Lahad). The option terms of the Chairman’s grant are as follows:

●	The options’ exercise price is calculated as the weighted average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors.

●	The options will vest and become exercisable annually over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that the Chairman is still serving on the Company’s Board of Directors at the applicable vesting date.

●	The maximum option term is five years from the date of grant.

●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

●	The options are exercisable only by the Chairman, and may not be assigned or transferred except following approval of the Company’s audit committee or compensation committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the Chairman holds office (up to five years) or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

Chief Executive Officers

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

Set forth below is the compensation of our executives in the year ended December 31, 2018:

Co-CEO Mr. Yuval Viner

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,066) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus based on achievements of the Company’s 2018 targets for Net GAAP profit: one month’s salary for a net profit exceeding $600,000 and two salaries for net profit in excess of $770,000. In view of the Company’s net profit in 2018 Mr. Viner received a bonus equal to two months’ salaries.

In addition, in special circumstances, the Board may grant the Co-Chief Executive Officer a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary. On February 25, 2019, our Board approved a special bonus of one half of a monthly salary (NIS 22,236) to Mr. Viner.

The entire bonus to Mr. Viner was paid by issuance of 10,429 shares of the Company. The price per share was based on the weighted average closing price of the Company’s shares on NASDAQ during the 20 trading days preceding the date of the approval of the annual financial statements of the Company.

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

Co-CEO and CFO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,066) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus based on achievements of the Company’s 2018 targets for Net GAAP profit: one salary for a net profit exceeding $600,000 and two months’ salaries for net profit in excess of $770,000. In view of the Company’s net profit in 2018 Mr. Cohen received a bonus equal to two months’ salaries.

In addition, in special circumstances, the Board may grant the Co-Chief Executive Officer (and Chief Financial Officer) a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary. On February 25, 2019, our Board approved a special bonus of one half of a monthly salary (NIS 22,236) to Mr. Cohen.

The entire bonus to Mr. Cohen was paid by issuance of 10,429 shares of the Company. The price per share was based on the weighted average closing price of the Company’s shares on NASDAQ during the 20 trading days preceding the date of the approval of the annual financial statements of the Company.

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

President Mr. Avidan Zelicovsky

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,066) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus based on achievements of the Company’s 2018 targets for Net GAAP profit: one month’s salary for a net profit exceeding $600,000 and two months’ salaries for net profit in excess of $770,000. In view of the Company’s net profit in 2018 Mr. Zelicovsky received a bonus equal to two salaries.

In addition, in special circumstances, the Board may grant the President a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at a one month salary. On February 25, 2019, our Board approved a special bonus of one monthly salary (NIS 44,472) to Mr. Zelicovsky.

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

For additional information on the compensation of our directors and management see our proxy statements filed with the SEC under Form 6-K on October 25 and June 4, 2018.

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

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that Messrs. Lahad, Dekel, Sassun and Ms. Levanon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements. In accordance with Nasdaq Rules, our independent directors conduct executive sessions at least twice a year.

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

Audit Committee:

Under the Israeli Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee currently consists of Ralph Sassun, Odelia Levanon and Yosi Lahad. The chairperson of the audit committee is Ralph Sassun.

Under the Nasdaq Rules we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

The Company has determined that all the members of its audit committee meet the applicable Nasdaq Capital Market and SEC independence standards.

Mr. Ralph Sassun is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules.

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

Under the Nasdaq Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee currently consists of Ralph Sassun, Yosi Lahad and Odelia Levanon. The chairperson of the compensation committee is Ralph Sassun.

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

BDO Consulting Group, BDO Ziv Haft’s consulting arm, serves as our internal auditor.

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

As of March 15, 2019, we had 77 employees, all of whom are located in Israel. Of these 77 employees: 10 employees are in general and administrative positions, 14 employees are in marketing and sales, 16 employees are employed as technicians and 37 employees are in operating activities. In addition, the Company employs temporary employees who provide inventory counting services, in a number which fluctuates according to the particular projects, and customarily increases towards year end. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

Our Israeli employees are covered by pension insurance policies according to law requirements. Israeli employees and employers are required to pay predetermined sums to the Israeli National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

6E.	Share Ownership

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2019 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 3,857,790 ordinary shares outstanding as of March 15, 2019.

As of March 15, 2019, shares and options held by our officers and directors, then consisting of 8 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Mr. Yosi Lahad	Chairman of the Board of Directors	144,575	3.7%*
Ms. Revital Cohen	Director	47,600	1.2%
Mr. Yuval Viner	Co-Chief Executive Officer and Director	53,889	1.4%
Mr. Eyal Cohen	Co-Chief Executive Officer and Chief Financial Officer	69,978	1.8%
All other directors and officers (4 persons)		42,470	1.1%

*	Includes 127,200 Ordinary Shares in respect of which Mr. Lahad, by virtue of his position as Chairman of the Board, received a proxy from D.D. Goldstein Ltd.

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

Ordinary Shares

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In July 18, 2018, the Company’s shareholders approved (i) an increase of the number of Ordinary Shares available for issuance under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and the corresponding amendment of Section 7.1 of the Plan, and (iian amendment of the Plan allowing for the grant of Ordinary Shares in addition to options.

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

As of March 15, 2019, we had 195,680 options outstanding under the Plan (of which 32,679 are exercisable) with the following exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.126	9,999
$2.131	45,002
$2.287	7,500
$2.388	100,500
$2.96	16,929
$3.875	375
$4.02	5,000
$6.67	10,375
Total	195,680

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The beneficial owners of more than five percent (5%) of the Company’s outstanding Ordinary Shares are specified below.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below:

Holdings as of:	December 31, 2016	December 31, 2017	December 31, 2018	March 15, 2019
L.I.A. Pure Capital Ltd. (1)				221,941 (5.75%)

(1)	According to a 13D/A report from March 18, 2019. Includes 50,072 Ordinary Shares owned by Next-Line and 112,662 Ordinary Shares owned by iDnext for which Pure Capital has been provided with an irrevocable proxy to vote. Kfir Silberman is the control shareholder of Pure Capital.

As of March 15, 2019, there were 49 record holders of Ordinary Shares, of which 5 were registered with addresses in the United States, representing approximately 89.5% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Management Services Agreement with iDnext Ltd.

On January 1, 2016 the Company, through its wholly owned subsidiary Dimex, consummated the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line. iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017.

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext was paid a monthly fee of NIS 33,000 (approximately $8,500) through December 31, 2017. The Management Services Agreement expired on December 31, 2017, and a new agreement was signed on June 2018, effective as of January 1, 2018. According to the new agreement:

a.	iDnext’s monthly fee increased from NIS 33,000 to NIS 53,000 and it was also entitled to a bonus of 15% from the net profits of a certain product line.
b.	Three employees of BOS Dimex became employees of iDnext, which provided their services to Dimex for a monthly fee of NIS 35,000.
c.	Mr. Harel was appointed to Dimex’s Board of Directors in June 2018.

On February 10, 2019 the Company terminated the agreement with iDnext.

For further payments which the Company paid and accrued pursuant to the Management Services Agreement in 2018, see Note 18a to the Consolidated Financial Statements for the year ended December 31, 2018.

Intercompany Payments

During the years 2017 and 2018 the Company charged each of its subsidiaries, Odem and Dimex $350,000 and $350,000 respectively for their share of corporate overhead.

Since January 2016 until March 15, 2019, the Company has raised $3.22 million, all of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

Indemnity Undertakings by the Company to its Directors and Officers

On February 18, 2003, the Company’s shareholders approved indemnity undertakings to its directors and officers (including future directors and officers as may be appointed from time to time), in excess of any insurance proceeds, not to exceed, in the aggregate over the years, a total amount of $2,500,000. On May 18, 2006, at the recommendation of the audit committee and the Board of Directors, the shareholders approved amendments to the indemnity undertakings, in light of changes to the Israeli Companies Law. On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders on October 22, 2015 and on July 18, 2018. In addition, under the new indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2018	$9,660,000	30%
2017	$7,062,000	25%
2016	$6,808,000	25%

Legal Proceedings

As of the date of this report the Company is involved in the following legal actions:

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement.

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

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares (24% in 2017 and 23% in 2018 and 2019).

In addition, shareholders that are individuals who have taxable income that exceeds threshold of NIS 640,000 in a tax year (linked to the Israeli consumer price index (or CPI)) each year, will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such amount (NIS 641,880 for 2018 and NIS 649,560 for 2019). For this purpose taxable income will include, inter alia, taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

General Corporate Tax Structure in Israel

The Israeli corporate tax rate was 25% and 24% in 2016 and 2017, respectively. Effective January 1, 2018 and thereafter, the corporate tax rate in Israel is 23%.

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

The discussion in this summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances (including the potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are a bank, broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our company, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

This summary of certain material U.S. federal income tax considerations is for general information only and should not be considered tax advice or relied upon for tax planning purposes. Accordingly, each U.S. holder of our Ordinary Shares is advised to consult with its tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to which it is subject with respect to purchasing, holding or disposing of our Ordinary Shares.

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

Dividends received with respect to our Ordinary Shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our Ordinary Shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for any Israeli income tax withheld from distributions with respect to our Ordinary Shares which constitute dividends under U.S. income tax law. A U.S. holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. holder elects to do so with respect to all foreign income taxes in such year. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign income taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our Ordinary Shares, including limitations pursuant to the U.S.-Israel income tax treaty.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2018. We currently expect that we will not be a PFIC in 2019. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2019 or in a future taxable year.

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

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. Generally, U.S. holders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required return information is filed. Each U.S. holders should consult with its own tax advisors regarding its obligation to file an IRS Form 8938 in light of its own particular circumstances.

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

You may read and copy this annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at http://www.sec.gov.

We maintain a corporate website at www.boscorporate.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

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

“Derivatives and Hedging” (“ASC 815”), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2018 and 2017, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to a loss of $37,000 and income of $148,000, respectively.

In addition, the Company has entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial loss related to these contracts in 2018, 2017 and 2016 was $(13,000), $(160,000) and $(6,000), respectively.

Although from time to time we enter into foreign currency contracts to reduce currency transaction risk, these transactions will not eliminate translation risk or all currency risk. For information concerning risk factors related to Foreign Currency Exchange see “Item 3D - Risk Factors.”

Credit Risk Management

The Company sells its products and purchases products from vendors on credit terms.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, India and the Far East. The Company generally does not require collateral; however certain of the Company’s customers outside of Israel are insured against customer nonpayment through the Israeli Credit Insurance Company Ltd. and, in certain circumstances, the Company may require letters of credit, advanced payments, or other collateral.

Provisions are made for doubtful debts on a specific basis and, in management’s opinion, appropriately reflect the loss inherent in collection of the debts. Management bases this provision on its assessment of the risk of the debt.

The table below presents the account receivables balance by geographical market as of December 31, 2018 and December 31, 2017:

	2018	2017
Israel and others	$6,792,000	$7,333,000
India	$1,060,000	$2,190,000
Americas	$732,000	$104,000
Far East	$38,000	$138,000
Europe	$2,000	$39,000
	$8,624,000	$9,804,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2018, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Co-Chief Executive Officers and Chief Financial Officer have concluded, as of December 31, 2018, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:  [Reserved]

Item 16A:  Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Ralph Sassun, the chairman of the audit committee, is an “audit committee financial expert”, as defined by the applicable SEC regulations.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our principal independent registered public accounting firm for the years 2017-2018. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”), has served as our independent registered public accounting firm for the years 2015-2016.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to E&Y during 2017 and to Grant Thornton during 2017 and 2018. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$64,000	91%	$52,000	63%
Audit Fees – E&Y (1)	$-	-%	$8,000	10%
Tax Fees – Grant Thornton (2)	$3,500	5%	$10,000	12%
Tax Fees – E&Y (2)	$-	-%	$5,000	6%
All Other Fees – Grant Thornton (3)	$-	-%	$2,000	3%
All Other Fees – E&Y (3)	$3,000	4%	$5,000	6%
Total	$70,500	100%	$82,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.
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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2018.

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

The reports of E&Y on the Company’s consolidated financial statements for the fiscal year ended December 31, 2016 contained no adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal year ended December 31, 2016 and through December 12, 2017, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years.

During the Company’s fiscal year ended December 31, 2016 and through December 12, 2017, there were no “reportable events”, as described in Item 16F(a)(1)(V) of Form 20-F.

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

On December 12, 2017, Grant Thornton was engaged as the independent registered public accounting firm for the Company. The engagement of Grant Thornton was approved by our shareholders following the recommendation by the Board of Directors and the audit committee. During the Company’s fiscal year ended December 31, 2016 and through December 12, 2017, the Company did not consult with Grant Thornton regarding any of the matters or events set forth in Item 16F(a)(1)(V) of Form 20-F.

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

Item 16H:  Mine Safety Disclosures

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Registration Statement on Form S-8 filed on November 13, 2018).
1.2	Articles of Association, as amended. (incorporated by reference to the Company’s Registration Statement on Form S-8 filed on November 13, 2018).
4.1

Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit B of the Company’s Proxy Statement on Form 6-K, filed on June 4, 2018).

4.2*	The Company’s Israeli 2003 Share Option Plan
4.3

Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).

4.4	Standby Equity Distribution Agreement with YA II PN Ltd. dated May 8, 2017 (incorporated by reference to the Company’s report on Form 6-K, filed on May 9, 2017).
4.5

Agreement for the Sale of Business Operations by and among B.O.S. Better Online Solutions Ltd., iDnext Ltd. and Next-Line Ltd., dated as of November 24, 2015 (incorporated by reference to the Company’s report on Form 6-K filed on November 30, 2015).

4.6

Form of Subordination Letters of the Company of BOS-Dimex  Ltd. and of BOS-Odem  Ltd. dated January 14, 2016 (translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 21, 2016).

4.7	Compensation Policy for Directors and Officers (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on June 4, 2018).
4.8*	Asset Purchase Agreement by and between B.O.S Better Online Solutions Ltd. and Imdecol Ltd. dated March 19, 2019.
4.9*	Bridge Loan Agreement by between B.O.S Better Online Solutions Ltd and Imdecol Ltd. dated March 19, 2019.
4.10*	Pledge Agreement by and among Ben Zion Katz, Tirza Sima Katz and Ayelet Aya Hayak and B.O.S Better Online Solutions Ltd dated March 19, 2019.
8.1	List of subsidiaries. (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Co-Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Co-Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
15.1

Letter of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, former independent registered public accounting firm (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).

23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global.
23.2*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (ii) Consolidated Balance Sheets at December 31, 2018 and 2017; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Yuval Viner	/s/ Eyal Cohen
Yuval Viner	Eyal Cohen
Co-Chief Executive Officer	Co-Chief Executive Officer and Chief Financial Officer

Date: April 1, 2019

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

- - - - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2017.

Tel-Aviv, Israel

April 1, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

We have audited the accompanying consolidated statements of operations, comprehensive profit, changes in shareholders' equity and cash flows of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries for the year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of the Company and subsidiaries for year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2017	A Member of Ernst & Young Global

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2018	2017
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,410	$1,533
Restricted bank deposits	332	247
Trade receivables (net of allowance for doubtful accounts of $31 and $75 at December 31, 2018 and 2017, respectively)	8,624	9,804
Other accounts receivable and prepaid expenses	829	898
Inventories	2,874	3,240

Total current assets	14,069	15,722

LONG-TERM ASSETS	177	220

PROPERTY AND EQUIPMENT, NET	1,108	651

OTHER INTANGIBLE ASSETS, NET	81	138

GOODWILL	4,676	4,676

Total assets	$20,111	$21,407

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2018	2017

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$467	$505
Trade payables	4,106	5,951
Employees and payroll accruals	778	822
Deferred revenues	768	798
Accrued expenses and other liabilities	313	304

Total current liabilities	6,432	8,380

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,867	2,523
Accrued severance pay	301	286

Total long-term liabilities	2,168	2,809

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 80.00 nominal value: Authorized; 6,000,000 and 4,000,000 shares at December 31, 2018 and 2017, respectively; Issued and outstanding: 3,553,714 and 3,356,689 shares at December 31, 2018 and 2017, respectively	75,317	70,855
Additional paid-in capital	5,369	9,415
Accumulated other comprehensive loss	(333)	(220)
Accumulated deficit	(68,842)	(69,832)

Total shareholders’ equity	11,511	10,218

Total liabilities and shareholders’ equity	$20,111	$21,407

The accompanying notes are an integral part of the consolidated financial statements.

April 1, 2019
Date of approval of the
financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Revenues	$32,650	$28,932	$27,427
Cost of revenues	25,907	22,587	22,112

Gross profit	6,743	6,345	5,315

Operating costs and expenses:

Sales and marketing	3,705	3,389	3,111
General and administrative	1,834	1,870	1,498

Total operating costs and expenses	5,539	5,259	4,609

Operating income	1,204	1,086	706
Financial expenses, net	(255)	(297)	(339)

Income before taxes on income	949	789	367
Taxes on income (tax benefit)	(41)	16	7

Net income	$990	$773	$360

Basic and diluted net Income per share	$0.28	$0.24	$0.14
Shares (in thousands) used in calculation of earnings per share:

Basic	3,500	3,171	2,587
Diluted	3,500	3,171	2,593

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income	$990	$773	$360
Cash flow hedging instruments:
Change in unrealized gains and losses	(76)	(93)	(15)
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	(37)	148	(1)

Other comprehensive gain (loss)	(113)	55	(16)

Comprehensive income	$877	$828	$344

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2016	2,192,268	$77,729	$(259)	$(70,965)	$6,505

Issuance of Ordinary Shares	570,284	1,283	-	-	1,283
Exercise of options	10,000	30	-	-	30
Issuance of ordinary shares related to acquisition	162,734	298	-	-	298
Other comprehensive loss	-	-	(16)	-	(16)
Share-based compensation expense	-	124	-	-	124
Net income	-	-	-	360	360

Balance at December 31, 2016	2,935,286	$79,464	$(275)	$(70,605)	$8,584

Issuance of Ordinary Shares	421,403	746	-	-	746
Other comprehensive loss	-	-	55	-	55
Share-based compensation expense	-	60	-	-	60
Net income	-	-	-	773	773

Balance at December 31, 2017	3,356,689	$80,270	$(220)	$(69,832)	$10,218

Issuance of Ordinary Shares	197,025	349	-	-	349
Other comprehensive income	-	-	(113)	-	(113)
Share-based compensation expense	-	67	-	-	67
Net income	-	-	-	990	990

Balance at December 31, 2018	3,553,714	$80,686	$(333)	$(68,842)	$11,511

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:
Net income	$990	$773	$360

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	289	245	248
Gain from sale and disposal of property and equipment	-	(10)	(14)
Currency fluctuation of deposits and loans	(225)	264	71
Severance pay, net	15	92	39
Share-based compensation expense	67	60	124
Issuance of shares to service provider	-	-	23
Change in fair value of contingent consideration related to acquisition	-	-	(178)
Decrease (Increase) in trade receivables, net	1,180	(1,876)	(857)
Decrease (Increase) in other accounts receivable and other assets	84	58	(274)
Decrease (Increase) in inventories	366	(926)	189
Increase (decrease) in trade payables	(1,845)	1,350	(70)
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(178)	347	(21)

Net cash provided by (used in) operating activities	743	377	(360)

Cash flows from investing activities:

Purchase of property and equipment	(689)	(368)	(139)
Proceeds from sale of property and equipment	-	53	15
Change in long-term bank deposits	-	-	10
Acquisition of business	-	-	(154)

Net cash used in investing activities	(689)	(315)	(268)

Cash flows from financing activities:

Proceeds from issuance of shares, net	377	606	1,260
Proceeds from exercise of options	-	-	30
Proceeds from long-term loans	-	2,976	3,680
Repayment of long-term loans	(469)	(3,346)	-
Repayment of short and long-term loans	-	-	(4,474)

Net cash provided by (used in) financing activities	(92)	236	496

Increase (decrease) in cash, cash equivalents, and restricted cash	(38)	298	(132)
Cash, cash equivalents, and restricted cash at the beginning of the year	1,780	1,482	1,614

Cash, cash equivalents, and restricted cash at the end of the year	$1,742	$1,780	$1,482

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$91	$161	$190

Taxes	$15	$7	$12

(b) Non-cash activities:

Prepaid expenses related to 2017 SEDA (see Note 14a(2)	$28	$-	$-

(a) Acquisition of iDnext Ltd. And Next-Line Ltd.:

Fair value of net tangible assets acquired at acquisition date	$-	$-	$80
Fair value of net intangible assets acquired at acquisition date	$-	$-	$806
Less- amount acquired by converting loan into shares	$-	$-	$(256)
Less-Contingent consideration on account of acquisition	$-	$-	$(178)
Less- amount acquired by issuance of shares	$-	$-	$(298)
Net cash used to pay for Acquisition of iDnext Ltd. and Next-Line Ltd.	$-	$-	$154

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment, and the Supply Chain Solutions segment (see Note 17).

The Company’s wholly-owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”),is an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, following the acquisition in January 2016 by BOS-Dimex of the business operations of iDnext Ltd. and its subsidiary Next-Line Ltd., BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities. BOS-Dimex comprises the RFID and Mobile Solutions segment.

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

Restricted bank deposits are deposits related to forward contracts with banks. Restricted deposits are presented at their cost. For presentation of statement of cash flows purposes, restrict cash balances are included with cash and cash equivalents, when reconciling the reported period total amounts.

	December 31
	2018	2017

Cash and cash equivalents	$1,410	$1,533
Restricted bank deposits	332	247
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$1,742	$1,780

f.	Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2018 and 2017, inventory write-offs amounted to $52 and $75, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2018 the remaining intangible assets were comprised of costumer relationship (see Note 7).

For each of the three years ended on December 31, 2018, 2017 and 2016, no impairment losses were identified.

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

The Company determined the fair value of such reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The material assumptions used for the Income Approach for 2018 were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The aggregate fair value of the RFID and Mobile Solutions segment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During years 2018, 2017 and 2016 no impairment losses have been identified.

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

Severance expenses for years 2018, 2017 and 2016 amounted to $210, $ 451 and $ 240, respectively.

l.	Revenue recognition:

The Company derives its revenues mainly from the sale of products and supporting services.

In accordance with ASC Topic 605 “Revenue Recognition”, until December 31, 2017 (prior to the adoption of ASC Topic 606) the Company recognized revenues from sale of products when the following fundamental criteria were met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured.

Revenues from service contracts were recognized ratably over the service period.

The Company applied the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company followed the guidance in ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts” (“ASC 605-35”), with respect to revenues from customized software solutions, whereby the Company applied the Completed contract method, since the Company was unable to obtain reasonable dependable estimates of the total effort required for completion. Under the completed contract method, all revenue and related costs of revenue were deferred and recognized upon completion. Provisions for estimated losses on contracts in process were recognized in the period such losses were determined.

Deferred revenues included unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts were recognized over the period of the contract and advances were recognized once the delivery of the products is done.

Revenue recognition accounting policy applied from January 1, 2018 (following the adoption of ASC Topic 606):

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method to all contracts  that were not completed on the effective date of ASC 606. Among others. The Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized under ASC 605 as detailed below. However, there were no significant changes to the timing or pattern of revenue recognition to any of the revenue streams of the Company under ASC 606 and those that were previously reported under ASC 605. Accordingly, the adoption of ASC 606 did not have material effect on the consolidated statements of operations and balance sheets.

In accordance with ASC 606, The Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

A contract with a customer exists when all of the following criteria are met: the parties to the contract have approved it (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only if it is not considered constrained (i.e. it is considered probable that a significant reversal in the amount of cumulative revenue recognized will not occur).

Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. A product is transferred when, or as, the customer obtains control of that product, and a service is considered transferred as the services are received and used by the customers.

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer. If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations such as different products or products and services the Company performs an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

The Company records revenues net of any value added or sales tax.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.

The Company generates its revenues primarily from the sale of products such as electro mechanical components and RFID and Automatic Identification Data Capture hardware manufactured by third parties, through a direct sales to its customers. Revenues from sales of products are recognized at the point of time when the control of the product is passed on to the customer, mostly upon delivery to the customer, either at the Company premises by delivery to the customer carrier or upon delivery to the customer premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

Revenues from service contracts sold to customers within a single contractually binding arrangement together with products, were determined to be distinct and therefore, are accounted for revenue recognition purposes, as a separate performance obligation. Accordingly, the amount attributed to the service contract is recognized over time, on a straight-line basis over the contract’s period, as the services are mostly refer to time-based support services.

4.	Deferred revenues include unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done. Deferred revenues include advanced payments from customers in the amount of $243 as of December 31, 2018. This amount is expected to be recognized during 2019, once the delivery of the products is done. In addition, deferred revenues include unearned amounts from service contracts, which are mostly for a period of three to five years, and the Company recognizes the revenues over the contract’s period. As of December 31, 2018, the deferred revenues from service contracts amounted to $408. This amount will be recognized in the years 2019 until 2021, and immaterial amounts related to software.

m.	Income taxes:

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

n.	Concentrations of credit risk and allowance for doubtful accounts :

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

however a significant part of the Company’s customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd. In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2018, 2017 and 2016, is $17, $27 and $10, respectively.

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

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. See Note 10 for disclosure of the derivative financial instruments in accordance with such pronouncements.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect, was 294,250, 314,125 and 283,670 for the years ended December 31, 2018, 2017, and December 31, 2016, respectively.

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

The fair value for options granted in years 2018, 2017 and 2016 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2018	2017	2016

Risk-free interest	2.73%	2.05%	1.09%
Dividend yields	0	0	0
Volatility	55%	57%	85%
Expected option term	3.5 years	3.5 years	3.5 years
Forfeiture rate	0%	0%	0%

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

The Company also measures certain non-financial assets, consisting mainly of goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see Note 7).  As of December 31, 2018 the Company measured the fair value of goodwill with a total carrying amount of US$ 4.7 million that is allocated to one reporting unit. The evaluation provided that there is no need to recognize impairment. The fair value measurement of the non-financial assets is classified as level 3.

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

The Company’s financial liabilities and assets measured at fair value on a recurring basis, consisted of derivatives (foreign currency forward contracts and hedging contracts) which were classified within Level 2 and amounted to $ 87 and $ 30 liability as of December 31, 2018 and 2017, respectively.

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

New and recent accounting pronouncements:

Accounting Standards Update 2014-09, “Revenue from Contracts with Customers”

Commencing January 1, 2018 the Company adopted Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) using the modified retrospective transition method to all contracts  that were not completed on the effective date of ASC 606.

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

In accordance with an amendment to ASU 2014-09, introduced by Accounting Standard 2015-14, “Revenue from contracts with Customers – Deferral of the Effective Date”, for a public entity, the amendments in ASU 2014-09 became effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (fiscal year 2018 for the Company).

The Company evaluated the impact of ASU 2014-09 on its revenue streams and selling contracts, if any, and on its financial reporting and disclosures and on the business processes, controls and systems. Based on such evaluation, management has determined that the adoption of ASU 2014-09 did not have a significant impact on its consolidated financial statements.

See also NOTE 2l above.

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

In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The Company expects to adopt the new standard on January 1, 2019 and to us the effective date as the date of initial application. Consequently, the effect of the adoption will be reflected through a cumulative-effect adjustment, financial information for comparative periods will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition some of which, if elected, are required to be applied as a package (package of practical expedients) while other expedients can be applied on a stand-alone basis. Such package permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard. the company currently believes that the most significant impact will be reflected in: (i) the recognition of right-of-use assets and lease liabilities on the company’s balance sheet for its operating leases of facilities and motor vehicles, and (ii) the requirement to provide significant new disclosures regarding leasing activities. The Company, however, does not expect a material impact to its consolidated statements of income and consolidated statements of cash flow.

Following adoption of the new standard, the Company expects to recognize additional operating liabilities in an estimated amount of $879, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The new standard also provides practical expedients for an entity’s ongoing accounting. The company expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases, right-of-use assets or lease liabilities will not be recognized (including right-of-use assets or lease liabilities for existing short-term leases of those assets in transition).

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

The Company is evaluating the impact of the amendments on its consolidated financial statements. Based on the current level of the hedging activities of the company, it is expected that ASU 2017-12 will not have a significant impact on the results of operations and financial statements.

Accounting Standards Update 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”

In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting” (ASU 2018-07), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606.

The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures, if any

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2018	2017

Government authorities	$96	$71
Advances to suppliers	268	193
Prepaid expenses	377	578
Accrued income	56	29
Other	32	27

	$829	$898

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORIES

	December 31
	2018	2017

Raw materials	$83	$135
Finished goods	2,791	3,105

	$2,874	$3,240

NOTE 5:-	LONG TERM ASSETS

	December 31
	2018	2017

Prepaid expenses related to SEDA (see Note 14a2)	$112	$140
Other	65	80

	$177	$220

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017

Cost:

Computers and software	$1,302	$1,173
Office furniture and equipment	733	721
Leasehold improvements	1,064	519
Motor Vehicles	302	299

	$3,401	$2,712

Accumulated Depreciation:

Computers and software	$1,099	$989
Office furniture and equipment	580	536
Leasehold improvements	371	307
Motor Vehicles	243	229

	$2,293	$2,061

Property and equipment, net	$1,108	$651

Depreciation expenses amounted to $232, $188 and $ 184 for the years ended on December 31, 2018, 2017 and 2016, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Other Intangible Assets:

	December 31, 2018	December 31, 2017	Weighted average amortization period

Cost:
Brand name	670	670	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship	141	141	7

	3,372	3,372
Accumulated amortization:
Brand name	670	670
Customer list	2,450	2,450
Software	111	74
Customer relationship	60	40

	3,291	3,234

Amortized cost	$81	$138

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $57, $ 57 and $ 64 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 8:-	CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2018	December 31
Short term loans	currency	%	2018	2017

Current maturities	NIS	3.5 (Prime+1.75%)	467	505

			467	505

As of December 31, 2018, the Company’s subsidiary Bos Odem has an unutilized short term credit line in the amount of $293, bearing an annual interest of 3.1%.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2018	2017

Derivatives (See Note 10)	$87	$30
Professional services	97	149
Tax accruals	10	69
Other	119	56

	$313	$304

NOTE 10:-	DERIVATIVES INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Line Item in Statement of Operations	Year ended December 31,
		2018	2017	2016

Derivatives designated as cash flow hedging instruments :
Foreign currency derivatives	Cost of revenues	$18	$(63)	$-
Foreign currency derivatives	Sales and marketing	$13	$(61)	$1
Foreign currency derivatives	General and administrative	$6	$(24)	$-

Total expenses (income)		$37	$(148)	$1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$87	-	$87	-

	$87	-	$87	-

	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$30	-	$30	-

	$30	-	$30	-

NOTE 12:-	LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2018	December 31,
Loan currency	%	2018	2017

NIS	3.35 (Prime+1.75%)	$2,334	$3,028

Less - current maturities		467	505

		$1,867	$2,523

In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities, which were used to pay Bank Leumi loans amounting to $2,976. The balance of long term loans as of December 31, 2017 amounted to $3,028. The agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future. As of December 31, 2018, the Company met the covenants set forth in the agreement. The loans will be paid in monthly equal installments for a period of 6 years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM LOANS, NET OF CURRENT MATURITIES (Cont.)

The total amount to be paid by the Company is as follows:

Payment schedule	December 31, 2018

2019	467
2020	467
2021	467
2022	467
2023	466
Total	$2,334

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received since 2007.As of December 31, 2018, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,779, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2023, some with options until the year 2028. Minimum future rental payments are:

2019	177
2020	177
2021	119
2022	27
2023	27
$527

The Company’s motor vehicles are leased under various operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2021. Minimum future lease payments are:

2019	220
2020	94
2021	23
$337

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has pre-paid the last instalments in the amount of $82 for each of the motor vehicles as a deposit. These amounts are classified in the long term assets.

Lease expenses for the facilities occupied by the Company and the Company’s motor vehicles in years 2018, 2017 and 2016 amounted to $550, $ 515 and $ 417, respectively.

3.	Litigation:

The Company is not a party to any legal proceedings.

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement.

On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s Chairman Yosi Lahad, the Company’s Co-CEO, Yuval Viner, the Company’s Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

On February 17, 2019 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a certain payment to the Plaintiff. The payment was made by the Company’s insurance company, and the Company contributed the deductible in the amount of $35,000.

NOTE 14:-	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares to directors and service provides:

During the year ended December 31, 2016, the Company issued 4,882 Ordinary Shares to a service provider, in consideration for his services in the business acquisition of iDnext.

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

In connection with the 2014, 2015 and 2017 SEDA, the Company issued Ordinary shares to YA as a commitment fee of 13,711, 28,930 and 67,307, respectively. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of December 31, 2018, the balance of those prepaid expenses was $112.

During the year 2016, the Company issued to YA 565,402 Ordinary Shares, for a total amount of $1,260, net of $24 issuance expenses.

During the year 2017, the Company issued to YA 354,096 Ordinary Shares, for a total amount of $606, net of $22 issuance expenses.

During the year 2018, the Company issued to YA 197,025 Ordinary Shares, for a total amount of $377, net of $23 issuance expenses.

3.	On January 1, 2016 the Company issued 162,734 Ordinary Shares as part of the consideration for the iDnext business acquisition, representing a value of $298.

4.	On July 18, 2018, the Company’s Board of Directors approved an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital, from 4,000,000 authorized shares to 6,000,000 authorized shares.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock option plans:

The term of Company’s Israeli Stock Option Plan (the “Plan”) is until May 31, 2023. On November 2016, December 2017 and July 2018, the Company’s shareholders approved an increase in the number of options for Ordinary Shares available for issuance under the Plan by 125,000, 100,000 and 200,000, respectively, resulting in 700,000 options for Ordinary Shares available for issuance under the Plan. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2018 there are 310,433 options available for future grants under the Plan. Each option granted under the Plan expires between 4-10 years from the date of the grant. The options vest gradually over a period of up to four years.

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2018, is as follows:

	2018		2017		2016
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	314,125	$3.39	252,670	$6.21	238,894	$6.65
Changes during the year:
Granted	108,000	$2.39	75,000	$2.13	30,000	$2.13
Exercised	-	$-	-	$-	(10,000)	$2.96
Forfeited	(101,250)	$4.85	(13,545)	$49.09	(6,224)	$8.56

Outstanding - year end	320,875	$2.59	314,125	$3.39	252,670	$6.21

Vested and expected to vest	167,874	$2.90	192,584	$4.10	154,333	$8.44
Exercisable at year end	157,874	$2.89	182,584	$4.17	144,333	$8.82

During the years 2018, 2017, and 2016, stock-based compensation expense related to employees and directors stock options amounted to $67, $60 and $124, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2017 and 2016 was $1.15, $ 0.93 and $ 1.2, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2018 was $ 2.43. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2018, 2017 and 2016 is $ 0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

No options were exercised during the years ended on December 31, 2018 and December 31, 2017. During the year ended December 31, 2016, 10,000 options were exercised. As of December 31, 2018 and 2017, there were a total of $163 and $107, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2021.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2018 broken into exercise prices, are as follows:

Exercise Price	Options outstanding as of December 31, 2018	Weighted average remaining contractual life (years)	Options exercisable as of December 31, 2018	Weighted average Remaining Contractual life of options exercisable (years)

2.126	30,000	2.86	20,001	2.86
2.131	67,500	3.93	22,498	3.93
2.237	26,625	1.81	26,625	1.81
2.388	108,000	4.25	-	-
2.96	73,000	1.45	73,000	1.45
3.88	375	0.88	375	0.88
4.02	5,000	0.54	5,000	0.54
6.67	10,000	0.28	10,000	0.28
6.67	375	0.28	375	0.28

Grand Total	320,875	3.02	157,874	1.93

NOTE 15:-	TAXES ON INCOME

a.	Corporate tax rates in Israel

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 25% for the 2016 tax year and 24% for the 2017 tax year. On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in 2018 tax year and thereafter.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2018, in the amount of approximately $ 32,205. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,600.

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

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2018	2017

Net operating loss carry forward (1)	$7,407	$7,482
Net capital loss carry forward (1)	$5,427	$5,899
Allowances and provisions	120	131
Intangible assets, net	(372)	(246)

	12,582	13,266

Valuation allowance (2)	$(12,582)	$(13,266)

Net deferred tax Liability	$-	$-

(1)	See Note 15b.

(2)	In years 2018 and 2017, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2018 was due to a decrease of net capital loss carry forward.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current	$19	$16	$7
Other	(60)	-	-

	$(41)	$16	$7

Domestic	$(44)	$9	$-
Foreign	3	7	7

	$(41)	$16	$7

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$877	$750	$366
Foreign	72	39	1

	$949	$789	$367

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS have final tax assessments through 2014.

Ruby-Tech Inc., a U.S. subsidiary, has final tax assessments through 2013 have all been assessed as final.

h.	In accordance with the Company’s accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS-Dimex and BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2015 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2014 and thereafter.

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

As of December 31, 2018 and 2017, the total balance of uncertain tax positions is $0 and $60, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2018	2017	2016

Financial income:
Interest income	$-	$1	$-
Change in fair value of forward contracts which are not designated as hedging	-	12	-

	-	13	-
Financial expenses:
In respect of interest related to bank loans and bank fees	(192)	(259)	(307)
Change in fair value of forward contracts which are not designated as hedging	-	-	(5)
Other (mainly foreign currency transaction losses)	(63)	(51)	(27)

	(255)	(310)	(339)

	$(255)	$(297)	$(339)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

		Year ended December 31,
		2018	2017	2016

1.	Numerator:
	Income	$990	$773	$360

	Net income available to Ordinary shareholders	$990	$773	$360

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	3,500	3,171	2,587
	Diluted weighted average Ordinary shares outstanding (in thousands)	3,500	3,171	2,593

	Basic and diluted income per share	$0.28	$0.24	$0.14

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

a.	Revenues, gross profit and assets for the operating segments for the years 2018, 2017 and 2016 were as follows:

	RFID and Mobile Solutions (BOS-Dimex)	Supply Chain Solutions (BOS-Odem)	Intercompany	Consolidated

2018
Revenues	$14,633	$18,205	$(188)	$32,650
Gross profit	$3,371	$3,372	$-	$6,743
Assets related to segment	$5,325	$717	$-	$6,042

2017
Revenues	$13,666	$15,495	$(229)	$28,932
Gross profit	$3,623	$2,722	$-	$6,345
Assets related to segment	$5,456	$229	$-	$5,685

2016
Revenues	$12,197	$15,291	$(61)	$27,427
Gross profit	$2,888	$2,427	$-	$5,315
Assets related to segment	$5,308	$120	$-	$5,428

b.	The following presents total revenues for the years 2018, 2017 and 2016 based on the location of customers and long- lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2018		2017		2016
	Total revenues	Long-lived assets *	Total revenues	Long-lived assets *	Total revenues	Long-lived assets *

Israel	$22,990	$1,108	$21,870	$651	$20,619	$514
India	4,209	-	4,497	-	3,119	-
Far East	3,800	-	1,416	-	2,964	-
America	1,189	-	918	-	411	-
Europe	462	-	231	-	314	-

	$32,650	$1,108	$28,932	$651	$27,427	$514

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

c.	There is no major customer.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES

a.	Agreements with iDnext:

On January 1, 2016 the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”). iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017.

Pursuant to a Management Services Agreement entered into as part of the acquisition agreement, iDnext was paid a monthly fee of NIS 33,000 (approximately $8.5) through December 31, 2017. The Management Services Agreement expired on December 31, 2017. On June 2018 a new agreement was signed with the following terms:

i.	iDnext monthly fee of NIS increased from 33,000 to 53,000 and bonus of 15% from the net profit of certain product line, effective from January 1, 2018.

ii.	Three employees of BOS Dimex turned to be employed by iDnext for a monthly consideration of 35,000 NIS.

iii.	Mr. Harel was appointed as a director to BOS-Dimex’s Board of Directors in June 2018.

On February 10, 2019 the Company terminated the agreement with iDnext.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2018	2017	2016

Monthly fees	$183	$125	$104
Bonus	$49	$-	$-
Payments for employees	$39	$-	$-

Total	$271	$125	$104

NOTE 19:-	SUBSEQUENT EVENTS

a.	On February 6, 2019, the Company received a letter from L.I.A. Pure Capital (“Pure Capital”), stating that Pure Capital is the owner or has voting rights with respect to shares of the Company representing more than 5% of the outstanding share capital of the Company, and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. On March 7, 2019 the Company issued a notice of special General Meeting that is scheduled to be held on April 11, 2019.

b.	On March 10, 2019, the Company issued 158,023 Ordinary shares to YA for a total amount of $500 pursuant to the 2017 SEDA (see Note 14(2) above).

c.	From February 19, 2019 until March 15 2019, 125,195 options were exercised for the amount of $316.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	SUBSEQUENT EVENTS (Cont.)

d.	On March 19, 2019 the Company signed a definitive agreement to purchase the assets of Imdecol Ltd., a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The transaction is expected to close by June 1, 2019.

The purchase price of Imdecol’s business is based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020.

The purchase price consists of a combination of cash and ordinary shares of BOS, payable as follows:

●	NIS 1 million (approximately $280,000) was paid to Imdecol upon signing the definitive agreement. This amount was extended initially as a bridge loan, which bears interest at 10% per annum and is secured by a first degree fixed pledge and charge on the shares of the shareholders of Imdecol. At closing, the loan shall be applied towards the purchase price. The loan shall become due and payable if closing is not effected by August 31, 2019.

●	An additional NIS 4.5 million (approximately $1.25 million) shall be paid to Imdecol at closing.

●	NIS 1.5 million (approximately $417,000) shall be paid to Imdecol no later than August 2020, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	An additional amount in cash may be paid by August 2020, based on the performance of the Imdecol business through June 2020.

In addition, BOS will acquire Imdecol’s inventory at its book value on the closing date, which is estimated at NIS 2.6 million (approximately $720,000). BOS will pay an advance of NIS 1.5 million (approximately $417,000) upon closing and the balance will be paid on an ongoing basis as the inventory is consumed. The cash portion of the acquisition price will be financed mainly through a combination of commercial bank loans and internal cash resources.