Form 20-F
period 2019-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2020-03-31
CIK 1005516

As filed with the Securities and Exchange Commission on March 31, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Eyal Cohen, 972-3-9542070, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 7535825, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 80.00 per share	BOSC	NASDAQ Capital Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

4,257,790 Ordinary Shares, nominal value NIS 80.00 per share, as of December 31, 2019 and 4,257,790 Ordinary Shares, nominal value NIS 80.00 per share, as of March 31, 2020.

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2016 and 2015, and the consolidated balance sheet data as of December 31, 2017, 2016 and 2015 are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2019, 2018 and 2017 were audited by Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm and a member of Grant Thornton. The financial statements for the years ended December 31, 2016 and 2015 were audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

Statement of Operations Data: (in U.S. thousands of dollars with the exception of per share data)

Year ended December 31,	2015	2016	2017	2018	2019

Revenues	25,599	27,427	28,932	32,650	33,817
Cost of revenues	20,462	22,112	22,587	25,907	27,159
Gross profit	5,137	5,315	6,345	6,743	6,658
Operating expenses:
Sales and marketing	2,768	3,111	3,389	3,705	4,064
General and administrative	1,681	1,498	1,870	1,834	2,255
Impairment of intangible assets	-	-	-	-	356
Impairment of goodwill	-	-	-	-	614
Total operating expenses	4,449	4,609	5,259	5,539	7,289
Operating income (loss)	688	706	1,086	1,204	(631)
Financial expense, net	(376)	(339)	(297	(255	(330)
Income (loss) before taxes on income	312	367	789	949	(961)
Taxes on income (tax benefit)	(22)	7	16	(41)	(48)
Net income (loss)	334	360	773	990	(913)

Basic and diluted net income (loss) per share	$0.17	$0.14	$0.24	$0.28	(0.23)
Weighted average number of shares used in computing basic net income (loss) per share	1,970	2,587	3,171	3,500	4,053
Weighted average number of shares used in computing diluted net income (loss) per share	1,970	2,593	3,171	3,500	4,059

Consolidated Balance Sheet Data:	2015	2016	2017	2018	2019

Cash and Cash Equivalents	1,419	1,286	1,533	1,410	339

Working Capital (*)	5,246	6,099	7,342	7,637	7,313

Total Assets	16,825	18,144	21,407	20,111	17,322
Short-term banks loan and current maturities of long-term bank loans	400	400	505	467	664
Long-term liabilities	3,653	2,943	2,809	2,168	2,633
Shareholders’ equity	6,505	8,584	10,218	11,511	12,557

(*) Working capital comprises of:
Current assets	11,913	12,716	15,722	14,069	17,322
Less: current liabilities	6,667	6,617	8,380	6,432	10,009
	5,246	6,099	7,342	7,637	7,313

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

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

As of December 31, 2019, we had $2.7 million in long-term debt (including current maturities of $664,000) and no short-term bank loans.

In March 2020, we increased our bank credit by $180,000 at an interest rate of Prime+1.5%. This loan is payable in monthly equal installments over a period of 2 years, commencing June 2020.

On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000. The loan bears interest at a rate of 8% per annum, and is guaranteed by BOS-Odem and by the Company. For further details on this loan, see Item 5B below.

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

As of December 31, 2019, we had an accumulated deficit of $69.65 million. We had a net loss of $913,000 in 2019, and although we had net income of $990,000 in 2018, $773,000 in 2017, $360,000 in 2016 and $334,000 in 2015, we have had net losses in prior fiscal years. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include:

●	delivering products in a timely manner;

●	successfully implementing our business strategy;

●	increased demand for existing products; and

●	controlling costs.

There can be no assurance that we will be able to meet our challenges and resume profitable operations in the future or that the level of historic sales will continue in the future.

We may be unable to maintain our gross profit margins.

Our sales and profitability may vary in any given year, and from quarter to quarter. In order to increase sales, to enter into new markets with new products or due to competition, we may find it necessary to decrease prices in order to be competitive. Additionally, our gross profit margin tends to fluctuate mainly due to variety and mix of products and changing suppliers prices. We may not be able to maintain current gross profit margins in the future, which would have a material adverse effect on our business.

We depend on one bank for our credit facilities.

We rely on the First International Bank of Israel (“Bank Beinleumi”) to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2019, we had $2.04 million in long term debt to Bank Beinleumi, net of current maturities.

Our assets are subject to a security interest in favor of Bank Beinleumi. Our failure to repay the bank loan, if required, could result in legal action against us, which could require the sale of all of our assets.

The repayment of our debt to Bank Beinleumi is secured by a first priority floating charge on all of the present and future assets of the Company and its Israeli subsidiaries, and by a first priority fixed charge on their goodwill, unpaid share capital and any insurance entitlements pertaining to assets underlying these charges. In addition, the Company and its Israeli subsidiaries entered into a series of intercompany guarantees in favor of Bank Beinleumi.

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These limitations may force us to pursue less than optimal business strategies or forgo business arrangements, which could have been financially advantageous to our shareholders and us. Our debt obligations also contain various covenants, which require that we maintain certain financial ratios related to shareholders’ equity and EBITDA and capital to balance sheet ratio. Our failure to comply with the restrictions and covenants contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources” below.

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

On June 1, 2019, the Company closed the transaction for the acquisition of the business operations of Imdecol Ltd. This acquisition is subject to a variety of risks that could seriously harm our business, financial condition, results of operations, and share price.

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

During 2019, the Company recorded an impairment loss of Goodwill and Intangible assets related to the acquisition of Imdecol’s business operations in the amount of $614 thousand and $356 thousand, respectfully.

We agreed to act as Imdecol’s subcontractor to complete certain existing contracts, which we have not assumed as part of the acquisition. We have experienced unexpected cost overruns and delays in the completion of these contracts, which cannot be passed on to the customers. Although Imdecol remains responsible for such cost overruns, we do not expect that Imdecol will be able to pay these amounts, so we wrote off a portion of Imdecol’s debt. The delay in completing the existing contracts has also caused delays in the delivery of other robotics projects, which result in the deferral of revenues related to such projects. For further information see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2019

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for bad debts may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel, India, the Far East and Europe. We do not generally require collateral; however, a certain portion of our debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd.

The balance of allowance for bad debt as of December 31, 2019 amounted to $32,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

A substantial part of the sales of our Supply Chain Solutions division is to the Far East market. A decline in our sales to India would have a material adverse effect on our business and financial results.

In 2019, revenues derived from the sales of our Supply Chain Solutions division to Far East accounted to US $8.7 million, or 26% of our total revenues. Sales to the Far East could decline due to changes in market demand or for political reasons. Should our sales to the Far East, particularly India, be subject to substantial declines, our business and financial results will be adversely affected.

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

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government procurement laws and regulations which change frequently, including regulations relating to import-export control and technology transfer restrictions. In addition, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, include anti-bribery provisions. If we, or our sales representatives, fail to comply with these laws and regulations, we could be subject to administrative, civil or criminal liabilities that could have a material adverse effect on our business and results of operations. We may not always be protected in cases of the violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf and such violations may have a material adverse effect on our reputation, operating results and financial condition.

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 42%of our Supply Chain Solutions division purchases in the year 2019 were sourced from five key suppliers and 43% of our Intelligent Robotics and RFID division purchases in the year 2019 were sourced from five other key suppliers (including a software supplier). In the year 2018, 37% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 44% of our Intelligent Robotics and RFID purchases were sourced from six other key suppliers.

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

Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends and our expenses levels are relatively fixed or require some time for adjustment. As a result, revenue levels falling significantly below our expectations will adversely affect our results of operations.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2019, the NIS appreciated against the dollar by approximately 7.8%. In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8% and in 2016 the NIS appreciated against the dollar by 1.5%. In the years ended December 31, 2019 and 2018, the inflation rate in Israel was 0.6% and 0.8%, respectively. In 2017 and 2016 the annual deflation was 0.4% and 0.2%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and 2015, and increased in 2019, 2017 and 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

We have sold and intend to continue to sell products in overseas markets, including in India, the Far East, America and Europe. A number of risks are inherent in engaging in international transactions, including:

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

In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During January, February and March of 2020, COVID-19 has spread globally, including in Israel. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. The Company relies, with respect to some of its products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to the Company. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations and on the collection of our customer’s debt. Its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

We may be obligated to indemnify our directors and officers.

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, indemnification by the Company for its directors and senior officers for: (a) monetary liability imposed upon a director or officer in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his or her capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by a director or officer (A) pursuant to an investigation or a proceeding commenced against him or her by a competent authority, provided that (i) it was terminated without the filing of an indictment and without having a monetary charge imposed in lieu of criminal proceedings (as such terms are defined in the Israeli Companies Law; or (ii) it was terminated without the filing of an indictment but with a monetary charge imposed her in lieu of criminal proceedings for a crime that does not require proof of criminal intent; (B) or in connection with a financial sanction, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (c) reasonable litigation expenses, including attorney’s fees, incurred by a director or officer or imposed on him or her by a court, in a proceeding brought against him or her by or on behalf of the Company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in its capacity as a director or officer of the Company, (d) expenses, including reasonable litigation expenses and legal fees, incurred by such a director or officer as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law 5728 – 1968 (the “Israeli Securities Law”) or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law. Payments pursuant to such indemnification obligation may materially adversely affect our financial condition.

There can be no assurance that we will not be classified as a passive foreign investment company (a “PFIC”).

Based on our current and projected income, assets and activities, we do not believe that, at this time, BOS is a passive foreign investment company for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have materially adverse tax consequences for our U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing our U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to our U.S. shareholders if we are subsequently determined to be a PFIC. You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of our Ordinary Shares under your own particular factual circumstances.

A decline in the value of our market capitalization or other factors could require us to write-down the value of our goodwill, which could have a material adverse effect on our results of operations.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $5.75 million at December 31, 2019. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

If our market capitalization experiences a significant decline and is below the value of our Shareholders’ equity, if the carrying amount of a reporting unit exceeds its fair value or if any other quantitative or qualitative indication of impairment of goodwill arises in the future, we may be required to record impairment charges for our goodwill. Any such write-downs, if required, could result in a significant non-cash expense on our income statement, which could have a material adverse effect on our results of operations.

There are substantial risks associated with the YA II Standby Equity Distribution Agreement, which could contribute to the decline of our share price and have a dilutive impact on our existing shareholders.

Pursuant to the Standby Equity Distribution Agreement, dated as May 8, 2017, (the “2017 SEDA”), (see “Item 5B – Liquidity and Capital Resources” below) we have the right to sell, over a period of up to 4 years, Ordinary Shares to YA II for up to a total purchase price of $2,000,000, out of which $1,100,000, remain available as of March 31, 2020. The resale by YA II of the Ordinary shares that we issue to it under the 2017 SEDA could cause the market price of our Ordinary Shares to decline.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our Ordinary Shares.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. We expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our Ordinary Shares.

If our employees commit fraud or engage in other misconduct, including noncompliance with regulatory standards and requirements or insider trading, our business may experience material adverse consequences.

During the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. Despite the adoption of an Insider Trading Policy, we may not be able to prevent a director, executive or employee from trading in our ordinary shares on the basis of, or while having access to, such information.

In addition, while we have designed and operate an internal control system, we cannot provide absolute assurance that instances of fraud, if any, shall be prevented or detected.

If a director, an executive or an employee was to be investigated, or an action was to be brought against him or her for insider trading or fraud, it could have a negative impact on our reputation and our share price. Such a claim, with or without merit, could also result in substantial expenditures of time and money and divert attention of our management team from other tasks important to the success of our operations.

Risks related to our Ordinary Shares:

Our share price has been and may continue to be volatile, which could result in substantial losses for individual shareholders.

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2019 through March 15, 2020, the daily closing price of our Ordinary Shares in NASDAQ has ranged from 1.56 to 3.94 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

●	variations between actual results and projections;

●	the limited trading volume in our stock;

●	changes in our bank debts; and

●	Nasdaq Capital Market Listing Standards non-compliance notices;

In addition, stock markets in general have, from time to time, experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of the affected companies. These broad market fluctuations may adversely affect the market price of our Ordinary Shares, regardless of our actual operating performance.

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

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. The Israeli Companies Law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company’s securities.

Most of our directors and officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

Most of our directors and officers reside outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

We are a foreign private issuer as such term is defined under U.S. federal securities laws. As a foreign private issuer, we have elected to follow certain home country corporate governance practices, instead of certain requirements of the Marketplace Rules of the NASDAQ Capital Market, or the NASDAQ Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors (“Board of Directors”), compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the NASDAQ requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Item 16G – Corporate Governance” below.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from the rules and regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our commercial websites are: Supply Chain Division - www.odem.co.il; Intelligent Robotics and RFID Division– www.dimex.co.il; www.idnext.co.il and www.imdecol.com. The information contained on, or linked from, our websites is not a part of this report.

On October 31, 2019, our shareholders approved the change in the Company’s name, following the recommendation of the Board. We did not effect the name change authorized by the shareholders, due to technical reasons.

We operate our business through two divisions:

●	Supply Chain Division – offers electro-mechanical components, mainly to customers in the aerospace, defense and other industries worldwide that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

●

Intelligent Robotics and RFID Division (formerly known as the RFID and Mobile Solutions) offers comprehensive technological solutions for increasing productivity in industrial and logistics processes.

In January 2016, the Company completed the acquisition of the assets of iDnext Ltd. and its subsidiary Next-Line Ltd., which offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

In June 2019, the Company acquired the business operations of Imdecol Ltd (“Imdecol”), in order to expand the Company’s technological capabilities and exposure to international markets, and take advantage of the increasing demand from manufacturers for improvements in the productivity of their production lines.

The purchase price of Imdecol’s business was based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020.

The purchase price consisted of a combination of cash and ordinary shares of BOS, payable as follows:

●	NIS 1 million (approximately $280,000) was paid to Imdecol upon signing the definitive agreement. This amount was extended initially as a bridge loan, which bore interest at 10% per annum and was secured by a first degree fixed pledge and charge on the shares of the shareholders of Imdecol. At closing, the loan was applied towards the purchase price.

●	An additional NIS 4.5 million (approximately $1.25 million) was paid to Imdecol at closing.

In addition, BOS paid an advance of NIS 1.5 million (approximately $417,000) on account of Imdecol’s inventory

Additional components of the purchase price were payable subject to the performance of Imdecol’s business and the consumption of Imdecol’s inventory, but based on the actual performance and inventory consumption, Imdecol is not entitled to any additional payment.

On February 6, 2019, the Company received a letter from L.I.A. Pure Capital Ltd (“Pure Capital”) stating that Pure Capital is the owner or has voting rights with respect to shares of the Company representing more than 5% of the outstanding share capital of the Company, and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. On March 7, 2019, the Company issued a notice of special General Meeting that is scheduled to be held on April 11, 2019. On April 12, 2019, the Company announced that the General Meeting voted against Pure Capital’s proposals. For more information please refer to Company’s immediate reports on Form 6-K, filed with the SEC on March 7, 2019 and on April 12, 2019.

4B.	Business Overview

BOS manages its business in two reportable divisions: the Intelligent Robotics and RFID Division, and the Supply Chain Division.

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers, government and livestock markets. The Company’s Supply Chain Solutions customers include, among others, Fokker Elmo and Sasmos Interconnection Systems Ltd. from the Indian market, C&O Telecom (H.K) Co., Limited from the Chinese market and Refael and the Israel Aerospace Industries from the Israeli market. The Company’s Intelligent Robotics and RFID Solutions customers include, among others, SodaStream International Ltd., Tessy Plastics Inc., Phoenix Paper Packaging Mexico S. de R.L. de C.V, Shufersal Ltd., Hamashbir Lazarchan Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd. and Gotex Brandsand Tnuva Ltd.

In its Intelligent Robotics and RFID Division, the Company is focused on driving growth opportunities related to its robotics business in the United States. In late 2019, the Company opened a sales office in Dallas, Texas and appointed a U.S. Director of Sales.

BOS’ Product Offerings

Intelligent Robotics and RFID Division

RFID (Radio Frequency Identification) refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

BOS’ Intelligent Robotics and RFID Division offers comprehensive technological solutions for increasing productivity in industrial and logistic processes. The solutions include robots, best-of-breed RFID and Automatic Identification Data Capture (AIDC) hardware, communications, equipment and industry-specific software applications. Customers can opt for a full solution comprised of hardware and software, or choose to purchase specific items as a stand-alone product or service.

The Company’s Intelligent Robotics and RFID Division purchases equipment of leading global manufacturers. Such manufacturers include Zebra Technologies Corp., Yaskawa, DLog GmbH, Honeywell International Inc., Tadbik Ltd., Bibliotheca RFID Library Systems AG and Unique Technology Europe BV.

Specifically, the Company’s Intelligent Robotics and RFID Division offers the following products and services:

●	Hardware:

○	Thermal and barcode printers;

○	RFID and barcode scanners and readers;

○	Wireless, mobile and forklift terminals;

○	Wireless infrastructure;

○	Active and passive RFID tags (HF & UHF); and

○	Consumables (ribbons, labels, tags)

●	Software:

○	Implementation and integration of a Warehouse Management System (“WMS”), which is proprietary software of Mantis Informatics S.A. that is licensed by the Company. WMS is an optimized data collection solution for logistics management in logistic centers and warehouses. The solution is based on RFID tags or barcodes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse and logistics operations. The System enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and provides them with the ability to locate inventory in their stockroom. It provides inventory managers with a direct communication link to the sales floor and assists them in minimizing inventory loss or theft. It also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock and provide the customer with up-to-date product information.

○	In August 2012, the Company entered into a cooperation agreement with an independent software development company for developing tailor-made software solutions according to customers demand.

●	Systems:

The Company provides systems for comprehensive solution for inventory and assets tracking. The system is comprised of hardware, software and integration with the customers’ information system. The Company has provided systems for varied solutions including:

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

○	Automatic system for production line whereby manufacturing companies can track the progress and status of items on a production line. The solution is based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With this system, items entering the manufacturing plant are labeled with RFID tags or bar codes, which allow fixed readers, located along the production line, to record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

○	Automatic system to identify and track vehicles in a variety of transportation-related settings, such as automobile dealers, importers or distributors. By using RFID tags on their vehicles it enables companies to effectively manage, track, support and plan all day-to-day vehicle-related activities.

●	Services:

The Company’s Intelligent Robotics and RFID Division also provides complementary services such as:

○	A service lab that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans; and

○	Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

●	Robotics:

Automatic and robotic systems that enhance the productivity of production and logistics processes. The Company has expertise in manufacturing of In Molding Labeling (“IML”) robotic systems that integrate with plastic injection machines to provide automated in mold decorating.

In 2019, 42% of our revenues were attributed to sales generated from the Company’s Intelligent Robotics and RFID Division.

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

In 2019, 58% of our revenues were attributed to sales of the Supply Chain Solutions division.

Marketing, Distribution and Sales

Intelligent Robotics and RFID Division

The Company markets its solutions primarily to medium and large sized corporations through a combination of direct sales and sales agents.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2019	%	2018	%	2017	%
Israel	$23,493	69	$22,990	70	$21,870	75
Far East	$5,055	15	$3,800	12	$1,416	5
India	$3,624	11	$4,209	13	$4,497	16
America	$901	3	$1,189	4	$918	3
Europe	$744	2	$462	1	$231	1
Total Revenues	$33,817	100	$32,650	100	$28,932	100

Sales by quarters

	2019	%	2018	%	2017	%
Q1	$7,763	23	$8,291	25	$7,064	24
Q2	$8,786	26	$7,552	23	$6,716	23
Q3	$7,914	23	$7,714	24	$7,227	25
Q4	$9,354	28	$9,093	28	$7,925	28
Total Revenues	$33,817	100	$32,650	100	$28,932	100

Sales by divisions

	2019	%	2018	%	2017	%
Intelligent Robotics and RFID Division	$14,180	42	$14,633	45	$13,666	47
Supply Chain Division	$19,750	58	$18,205	55	$15,495	53
Intercompany	$(113)	-	$(188)	-	$(229)	-
Total Revenues	$33,817	100	$32,650	100	$28,932	100

Competition

Intelligent Robotics and RFID Division

The Intelligent Robotics and RFID market is subject to rapidly changing technology and evolving standards incorporated into robots, mobile equipment, Enterprise Resource Planning systems, computer networks and host computers. As the market grows, so does the number of competitors. A few of the competitors have greater financial, marketing and technological resources than BOS.

In Israel, the Company’s main competitors in the Intelligent Robotics and RFID market are eWave mobile Ltd., Dannet Advanced Technologies Ltd., Globe Tag Ltd, Automatica Ltd. and GBIM Automation and Robotics Ltd..

In the international market, the Company’s competitors consist of mainly Beck Automation AG, Pagès Group, Gereedschappenfabriek Van den Brink B.V..

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

Strategy

The Company’s vision is to become a leading manufacturer and integrator in the field of Intelligent Robotics and RFID Solutions and global provider of electronic components with supply chain added value services.

The key elements of the Company’s strategy are as follows:

●

Leverage the acquisition of Imdecol’s business operations to expand the Company’s technological capabilities and exposure to international markets, thus taking advantage of the increasing demand from manufacturers for improvements in the productivity of their production lines.

We currently have more than 500 installations of Imdecol IML robots worldwide, and believe we are well-positioned to aggressively market our capabilities to U.S. manufacturers that we are targeting as our primary market for IML robots. With this in mind, we established a Dallas sales office with a dedicated U.S. sales manager, so that we may more readily capitalize on new opportunities in the United States to increase our market share and drive growth.

●	Increase the Supply Chain Solutions product offerings by adding additional representations of electronic components manufacturers.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)      BOS-Dimex, an Israeli corporation, part of the Intelligent Robotics and RFID division;

(2)      BOS-Odem, an Israeli corporation, part of the Supply Chain Solutions division;

In the United States:

(1)      Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion	2,831	January 2019 through April 2023

Our average monthly rental fees for the year 2019 and for the year 2018 amounted to $24,000 and $16,385, respectively. This increase is attributed mainly to the purchase of the business operations of Imdecol. The Imdecol plant and offices are located in Rosh Ha’ain, and are approximately 710 square meters.

Item 4A:  Unresolved Staff Comments

Not Applicable.

Item 5:  Operating and Financial Review and Prospects

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and notes thereto. Certain matters discussed below and throughout this Annual Report are forward-looking statements that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “do not believe”, “estimate”, “expect”, “plan”, “intend”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. The dollar amounts discussed in this section are in thousands unless otherwise indicated.

Overview

BOS is a global provider of Intelligent Robotics and Supply Chain solutions for enterprises, and manages its business in two reportable divisions: the Intelligent Robotics and RFID Division and the Supply Chain Division.

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

The Company applied the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract was accounted for as a separate unit when it provided the customer value on a stand-alone basis.

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

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the sale of products such as electro mechanical components and RFID and Automatic Identification Data Capture hardware manufactured by third parties, through direct sales to its customers. Revenues from sales of products are recognized at the point of time when the control of the product is passed on to the customer, mostly upon delivery to the customer, either at the Company premises by delivery to the customer’s carrier or upon delivery to the customer’s premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

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

Revenues from operating services and parts and product sales are recorded upon providing the service or delivery of the products and parts and when collectability is reasonably assured. Revenues from robotics and automation projects are recognized using the percentage-of-completion method. When the Company is unable to recognize revenues according to this method, the revenues are recognized upon completion of the projects.

When revenues are recognized based on the percentage relationship that incurred costs bear to total estimated costs, the costs include direct material, labor, and indirect costs. Selling, marketing, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined.

In specific instances where there is a lack of dependable estimates or inherent risks that may cause the forecast to be doubtful, then the completed-contract method is followed. Revenue is recognized when the contract is substantially complete and when collectability is reasonably assured. Costs that are closely associated with the project are deferred as contract costs and recognized similarly to the associated revenues.

4.	Deferred revenues include unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done. Deferred revenues included advanced payments from customers in the amount of $144 as of December 31, 2019. This amount is expected to be recognized during 2020, once the delivery of the products is done. In addition, deferred revenues include unearned amounts from service contracts, which are mostly for a period of three to five years, and the Company recognizes the revenues over the contract’s period. As of December 31, 2019, the deferred revenues from service contracts amounted to $717. This amount will be mostly recognized in the years 2020 to 2022. The deferred revenues also include amounts related to software projects in the amount of $188.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the products. As a result, our gross profits from each project may vary significantly.

In August 2012, we entered into a cooperation agreement with an independent software development company for the maintenance, development and support of our software solutions. The selling and marketing of the software solutions continues to be performed by our Intelligent Robotics and RFID Division.

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

a.

Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2019 and 2018, inventory write-offs amounted to $91 and $52, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2019 the remaining intangible assets were comprised mainly of costumer relationship.

During the year ended December 31, 2019 the Company recognized an impairment loss related to intangible assets in an amount of $356. For further information, see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2019.

For each of the two years ended on December 31, 2018 and 2017, no impairment losses were identified.

c.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting units As required by ASC 350, the Company chooses either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines Otherwise, no further evaluation is necessary.

When the Company decides or is required to perform the two-step goodwill impairment test, in the first step, or “Step 1”, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or “Step 2”, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company operates in two operating-based segments: the Intelligent Robotics and RFID Division and Supply Chain Solutions. The Company’s goodwill is related to the Intelligent Robotics and RFID Division segment, which represents a reporting unit as a whole.

The Company determined the fair value of each of the reporting units using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates each of the reporting units fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The most significant assumptions used for the Income Approach for 2019 impairment test were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2% for the two reporting units. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record additional impairment charges for its remaining balance of goodwill.

The aggregate fair value of the reporting units tested for impairment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During the year ended December 31, 2019 the Company recognized an impairment loss of $614 related to its Intelligent Robotics and RFID Division segment. For further information, see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2019.

For each of the two years ended on December 31, 2018 and 2017, no impairment losses were identified.

d.	Revenue Recognition:

The Company’s revenue recognition policies are discussed above under “Overview.”

Legal Contingencies

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding the claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court.

On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s prior Chairman Yosi Lahad, the Company’s prior Co-CEO, Yuval Viner, the Company’s CEO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

On February 17, 2019 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a certain payment to the Plaintiff. The payment was made by the Company’s insurance company, and the Company contributed the deductible in the amount of $35,000.

5A.	Operating Results

Comparison of 2019 to 2018

Consolidated revenues increased by 3.4% to $33.8 million in the year 2019 from $32.7 million in the year 2018. The growth is attributed to our supply chain division which increased by 8.5% due primarily to increased sales in the Far East.

Gross profit for 2019 was $6.66 million (a gross margin of 19.6%) as compared to $6.75 million (a gross margin of 20.6%) for 2018. The decrease in the gross profit margin was due to a decline in the gross profit margin of the RFID and Mobile Division from 23% in the year 2019 to 21.1% in the year 2018.

Sales and Marketing expenses increased to $4.06 million in 2019 from $3.7 million in 2018. The increase in expenses was primarily due to sales and marketing expenses in the amount of $350,000 attributed to the Robotic business that was acquired from Imdecol on June 1, 2019.

General and administrative expenses increased to $2.25 million in 2019 from $1.84 million in 2018. The increase in expenses was primarily due to the following factors:

●	Acquisition expenses in the amount of $138,000 attributed to the Robotic business that was acquired from Imdecol on June 1, 2019.

●	Costs of $88,000 related to special shareholder’s meeting.

●	Costs of $72,000 attributed to the resignation of the Co-CEO, Mr. Yuval Viner..

During 2019, the Company recorded an impairment loss of Goodwill and Intangible assets related to the acquisition of Imdecol’s business operation in the amount of $614 and $356, respectfully.

Financial expenses increased to $330,000 in year 2019 from $255,000 in year 2018. The increase in financial expenses is related to the new accounting standard 842 – “ Leases”. The Company adopted the new standard as of January 1, 2019 and it resulted in currency differences expenses in the amount of $120,000.

Net loss for year 2019 was $913,000 as compared to a net income of $990,000 in 2018. The basic and diluted net loss per share in 2019 was $0.23, compared to basic and diluted net income per share of $0.28 in 2018.

For a discussion on our financial statements for the year 2017 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 1, 2019.

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

Impact of Inflation and Currency Fluctuations

In 2019, the NIS depreciated against the dollar by approximately 7.8%. In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8%. In 2016, the NIS appreciated against the dollar by 1.5%. In the years 2019, 2018 and 2017, the inflation rate in Israel was 0.6%, 0.8% and 0.4%, respectively. In 2016, annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and 2015 and increased in 2019, 2017 and 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

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

In the year ended December 31, 2019, the Company had net loss of $913,000 as compared to net income of $990,000 in the year 2018 and $773,000 in the year 2017. In the year ended December 31, 2019, the Company generated a negative cash flow from operating activities amounting to $915,000 as compared to positive cash flow from operating activities amounting to $743,000 in 2018 and $377,000 in 2017. The Company’s cash and cash equivalents amounted to $339,000 as of December 31, 2019. The Company had a positive working capital of $7,313,000, $7,637,000 and $7,342,000, as of December 31, 2019, December 31, 2018, and December 31, 2017, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2019, we had $2.04 million in long-term debt (net of current maturities of $664,000) and no short term bank loans.

In February 2020, Ruby-Tech Inc., a wholly owned subsidiary of Bos-Odem entered into an agreement for a loan from YA II in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum, is not secured and is guaranteed by BOS-Odem and by the Company. The loan will be repaid in 12 monthly installments of principal and interest. BOS issued to YA II warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. If following six months from the issuance of the warrants the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants shall be exercisable for a period of two years from issuance. The Company paid to YA II a commitment fee of $15,000.

In March 2020, we increased our credit from Bank BeinLeumi by $180,000, at an interest rate of Prime+1.5%. This loan is payable in monthly equal installments over a period of 2 years, commencing June 2020.

The Company’s loans from Bank Beinleumi are secured by:

●	A first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder; and

●	Floating charges on all of the assets of the Company and our Israeli subsidiaries, owned now or in the future.

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Beinleumi and each of its Israeli subsidiaries guarantees the Company’s liabilities to Bank Beinleumi.

We rely on Bank Beinleumi to provide all of the credit facilities to our subsidiaries. In October 2017, we replaced all our Bank Leumi credit facilities with credit facilities from Bank Beinleumi, so that currently all of our outstanding bank debt is owed to Bank Beinleumi.

In February 2015, the Company entered into the 2015 SEDA with YA Global. The 2015 SEDA provide that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $1,300,000 of the Company’s Ordinary Shares over a 40-month commitment period, ended in June 2018. The Company issued 28,930 shares to YA Global as a commitment fee for this financing. As of March 15, 2020, $1,195,000 has been drawn on this equity line, for which the Company issued an aggregate of 628,229 Ordinary Shares.

In May 2017, the Company entered into the 2017 SEDA with YA II. The 2017 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA II is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a 4-year commitment period. The Company issued 67,307 shares to YA Global II SPV, LLC as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2017 SEDA. The Ordinary Shares to be issued to YA II under the 2017 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2017 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA II of any shares to be issued to YA II under the 2017 SEDA. As of March 15, 2020, $900,000 has been drawn on this equity line for which the Company has issued an aggregate of 355,048 Ordinary Shares. The Company has an effective registration statement covering the resale by YA II of up to 878,161 Ordinary Shares that the Company may sell to YA II under the 2017 SEDA (including Ordinary Shares which have been issued as of March 15, 2020).

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

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2019, our trade receivables’ and trade payables’ aging days were 109 and 88days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $7,313,000 as of December 31, 2019. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by (used in) operating activities was $(915,000) in 2019 and $743,000 in 2018 and $377,000 in 2017.

Net cash used in investment activities in year 2019 amounted to $2,220,000 and included $1,895,000 of consideration for the acquisition of the business operations of Imdecol. Net cash used in investment activities in 2018 and 2017 amounted to $689,000 and $315,000, respectively.

Net cash provided by financing activities in 2019 amounted to $1,972,000 and included $1,498,000 received from issuance of Ordinary shares of the Company. Net cash used in financing activities in 2018 amounted to $92,000. Net cash provided by financing activities in 2017 amounted to $236,000.

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

BOS’ vision is to become a leading manufacturer and integrator of Intelligent Robotics and RFID solutions and a global provider of electronic components with supply chain added value services.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2019, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$2,705	$664	$1,981	$60		$-
Accrued severance pay (2)	303	-	-	-		303
Operating lease - cars(3)	272	211	61	-		-
Purchase obligation for service and inventory	7,259	6,569	690	-		-
Facilities lease	532	298	234	-		-
Total	$11,071	$7,742	$2,966	$60	$

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities in order to refinance Company’s loans with Bank Beinleumi. In May 2019, the Company increased its credit facilities from Bank Beinleumi in the amount of $708, to pay for the acquisition of Imdecol business operations.
(2)	The time for payment of the severance cannot be predicted.
(3)	The Company has pre-paid the last instalment of each of the motor vehicles as a deposit.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Ziv Dekel (*)(1)	55	Chairman of the Board of Directors (Class C)
Ms. Odelia Levanon (*)(2)	56	Director (Class B)
Mr. Ralph Sassun (*)(3)	50	Chairman of Audit and Compensation Committees (Class A)
Mr. Michael Osborne (3)	49	Director (Class A)
Ms. Revital Cohen (2)	42	Director (Class B)
Mr. Eyal Cohen	50	Chief Executive Officer
Mr. Avidan Zelicovsky	50	President
Ms. Hagit Vizner	44	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Class C- Elected for a 3-year term.
(2)	Class B - Elected for a 2-year term.
(3)	Class A- Elected for a 1-year term.

Mr. Ziv Dekel joined our Board of Directors in June 2015 and was appointed as Chairman of the Board in 2019. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Ms. Revital Cohen joined our Board of Directors in December 2017. Since 2011, Ms. Cohen has been a consultant to companies in various fields such as business planning, finance, IT and human resources. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. Ms. Cohen holds a bachelor’s degree in Sociology and Education, and master’s degree in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Ms. Odelia Levanon joined our Board of Directors in November 2015. Since 2017, Ms. Levanon has been serving as the CEO of the Inter-University Computation Center (IUCC). Ms. Levanon served as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands from 2014 to September 2017. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has served as a member of the Board of You – loyalty club from 2008 to 2012. Since 2016, Ms. Levanon is a lecturer on management in the field of information systems in the Israel Academic College in Ramat Gan. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

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

Mr. Michael Osborne joined our Board of Directors in October 2019. Since 2004 Mr. Osborne has been serving in senior managerial positions, mainly in the operational, financial and corporate fields. Mr. Osborne currently serves as a Partner at Mirus Capital Advisors and as a director and a member of the Nominating & Governance Committee of IEC Electronics. From 2017 to 2019 Mr. Osborne served as the Chief Revenue Officer of Angelica Corporation. Mr. Osborne served as a senior vice president at Steel Partners from 2016 to 2017, and as a senior vice president of corporate development at Sparton Corporation from 2009 to 2016. Mr. Osborne holds a bachelor’s degree in science with a Major in Manufacturing Systems Engineering and a Minor in Management Sciences from GMI Engineering & Manufacturing Institute (now Kettering University). Mr. Osborne also holds a master’s of Jurisprudence in Business Law from Loyola University’s Chicago School of Law.

Mr. Eyal Cohen was appointed as the Company’s Chief Financial Officer in January 2007. In August 15, 2017, Mr. Cohen was appointed as the Company’s Co-Chief Executive Officer, and since December 2019, he serves as the Company’s sole Chief Executive Officer. From 2004 through 2006, Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd, a technology company. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd., a technology company traded on NASDAQ in the past, and in the years 1995-1997 held an audit manager position in technology department of PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the state of Maine.

Mr. Avidan Zelicovsky is the President of the Company, leading the Company’s Supply Chain division. Mr. Zelicovsky has more than 20 years of experience in supply chain management, with a focus on electronic components for the aerospace, defense and high technology industry. He joined BOS as part of the Company’s acquisition of Odem in November 2004. Mr. Zelicovsky has been with Odem since 1996. He holds a BA in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University.

Ms. Hagit Vizner has been serving as the Company’s controller since joining the Company in 2011 and until her appointment as Chief Financial Officer of the Company. Prior to joining the Company she held the positions of controller at Office Depot Ltd. (2009-2011) and assistant controller at Tara Ltd. (2007-2009). Between the years 2002 and 2006, Hagit served as an auditor with Deloitte Brightman Almagor Zohar & Co. Hagit holds a B.A. in Accounting and Business Administration from the College of Management in Rishon Lezion and is a certified public accountant in Israel.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2019. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, Service fees, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 9 persons).	$897	$65

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

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the Compensation Committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of a company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our new Compensation Policy was approved by a Compensation Majority on October 31, 2019.

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

In accordance with the approval of our shareholders in October 2019, directors who are not employees or service providers of the Company (excluding the Chairman) are entitled to receive annual compensation of NIS 29,270 (approximately $8,360), paid on a quarterly basis, and an additional NIS 2,175 (approximately $620) for each board and board committee meeting attended (or 60% of the attendance fee for a board meeting held via teleconference or 50% of such fee for a meeting held without convening).

In addition, in October 2019 our shareholders approved a grant to each of our directors (excluding the Chairman) of options to purchase 7,500 Ordinary Shares. The options shall be granted to those directors elected or re-elected by the shareholders in December 2017, provided that three years have lapsed since the Company’s previous grant of options to such director, and to future directors to be elected for the first time to the Board of Directors. The grant date will be the date of approval of appointment or reappointment of the director at the shareholders meeting. The options’ exercise price is calculated as the weighted average of the closing prices of the shares on the NASDAQ Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors.

●	The options will vest and become exercisable annually over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that the director is still serving on the Company’s Board of Directors at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the Grant Date.

●	Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

●	The options are exercisable only by the director, and may not be assigned or transferred except following approval of the Company’s audit committee or compensation committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the director holds office (up to five years) or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

The Compensation of the directors is in compliance with the Company’s Compensation policy approved by the shareholders on October 31, 2019.

Under recent amendments to Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”), Israeli companies with securities listed on certain foreign exchanges, including NASDAQ, such as the Company, that satisfy certain conditions, namely, (i) meeting the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees; and (ii) have no controlling shareholder, are exempt from the requirement to appoint External Directors and certain other corporate governance requirements that are otherwise dictated under the Israeli Companies Law. Accordingly, on October 16, 2017, we have chosen to opt out of the requirement to appoint External Directors under the Relief Regulations and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

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

Set forth below is the compensation of our executives in the year ended December 31, 2019:

Co-CEO Mr. Yuval Viner

Mr. Viner has resigned as the Co-CEO of the Company in December 2019.

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,500) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Mr. Viner did not receive any additional compensation or a bonus in respect of the year 2019.

CEO, Mr. Eyal Cohen:

Following the resignation of Mr. Yuval Viner in December 2019, Mr. Eyal Cohen remained the sole CEO of the Company. Ms. Hagit Vizner, who has been serving as BOS’ controller for eight years, was promoted to serve as the Company’s Chief Financial Officer

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,500) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus of one month’s salary for a net profit (on a Non-GAAP basis) exceeding $1,300,000. In view of the Company’s net losses in 2019, Mr. Cohen did not receive this bonus.

In addition, on March 30, 2020, our Board approved a special bonus of one monthly salary (NIS 44,472) to Mr. Cohen for personal achievement, in accordance with our Compensation Policy.

The entire bonus to Mr. Cohen will be paid by issuance of 7,665 shares of the Company. The price per share was based on the weighted average closing price of the Company’s shares on NASDAQ during the 20 trading days preceding the date of the approval of the annual financial statements of the Company.

As provided in our Compensation Policy, the total annual bonus for the Chief Executive Officer and is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer and Chief Financial Officer by up to 20%, at its discretion.

Options:

On October 31, 2019, the Company’s shareholders approved the grant of options to Eyal Cohen to purchase 40,000 of the Company’s Ordinary Shares, on the following terms:

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

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $12,500) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus of one month’s salary for a net profit (on a non-GAAP basis) exceeding $1,300,000. In view of the Company’s net profit in 2019 Mr. Zelicovsky did not receive a bonus.

In addition, On March 30, 2020, our Board approved a special bonus of two monthly salaries (NIS 88,944) to be paid in cash, to Mr. Zelicovsky for personal achievement, in accordance with our Compensation Policy.

Options:

On October 31, 2019, the Company’s shareholders approved a grant of options to purchase 40,000 of the Company’s Ordinary Shares, on the following terms:

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

For additional information on the compensation of our directors and management see our proxy statement filed with the SEC under Form 6-K on September 11, 2019.

6C.	Board Practices

Directors:

Our Board of Directors is currently comprised of 5 directors. The directors are elected by a simple majority at the annual shareholders’ meeting. Pursuant to the Company’s amended Articles of Association adopted by the shareholders on October 31, 2019, our Board of Directors is comprised of 3 classes, such that on each annual general meeting, approximately one-third of our directors are being nominated for election. At the October 2019 shareholders meeting the directors were elected for staggered periods ranging from one to three years, as follows: Class A shall serve an initial term of one year; Class B shall serve an initial term of two years; and Class C shall serve an initial term of three years.

Commencing upon our next annual shareholders meeting, each elected director shall be elected to serve a three-year term and until his or her respective successor is elected and qualified.

Our Articles of Association provide that the number of directors in the Company shall be determined from time to time by the annual general meeting of shareholders, provided that it shall not be less than 4 nor more than 7. Our Articles of Association provide that the directors may appoint one more additional director (whether to fill a vacancy or to expand the Board of Directors) so long as the number of directors so appointed does not exceed the number of directors authorized by shareholders at the annual general meeting, and such appointees shall serve until the next annual general meeting. In addition, our Articles of Association provide that directors shall be elected only at an annual shareholders meeting.

NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that Messrs. Dekel, Sassun, Osborne and Ms. Levanon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements. In accordance with Nasdaq Rules, our independent directors conduct executive sessions at least twice a year.

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

Audit Committee:

Under the Israeli Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee currently consists of Ralph Sassun, Odelia Levanon and Ziv Dekel. The chairperson of the audit committee is Ralph Sassun.

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

Under the NASDAQ Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee currently consists of Ralph Sassun, Ziv Dekel and Odelia Levanon. The chairperson of the compensation committee is Ralph Sassun.

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

As of March 15, 2020, we had 98 employees, all of whom are located in Israel. Of these 98 employees: 10 employees are in general and administrative positions, 16 employees are in marketing and sales, 15 employees are employed as technicians, 18 employees are in the manufacturing department and 39 employees are in operating activities. In addition, the Company employs temporary employees who provide inventory counting services, in a number which fluctuates according to the particular projects, and customarily increases towards year end. We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2020 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 4,257,790 ordinary shares outstanding as of March 15, 2020.

As of March 15, 2020 shares and options held by our officers and directors, then consisting of 7 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned

Eyal Cohen	Chief Executive Officer	111,828	2.6%
Avidan Zelicovsky	President	83,067	1.9%
Ziv Dekel	Chairman	18,488	0.4%
Revital Cohen	Director	15,050	0.4%
Michael Osborne	Director	9,500	0.2%
Ralph Sassun	Director	25,500	0.6%
Odelia Levanon	Director	7,849	0.2%

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

Ordinary Shares

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In July 18, 2018, the Company’s shareholders approved (i) an increase of the number of Ordinary Shares available for issuance under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and the corresponding amendment of Section 7.1 of the Plan, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options.

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

As of March 15, 2020, we had 248,374 options outstanding under the Plan (of which 73,372 are exercisable) with the following exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.118		87,500
$2.126		9,999
$2.131		45,002
$2.176		10,000
$2.287		7,500
$2.388		75,000
$2.96		13,373
	Total	248,374

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

To the Company’s knowledge, L.I.A. Pure Capital Ltd. beneficially owned, as of March 18, 2019, 221,941 Ordinary Shares, representing as of March 31, 2020 5.21% of the issued and outstanding Ordinary Shares(1). As of March 31, 2020, No other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below

Holdings as of:	December 31, 2017	December 31, 2018	December 31, 2019	March 15, 2020
L.I.A. Pure Capital Ltd. (1)	N/A	N/A	221,941 (5.21)%	221,941 (5.21)%

(1)	According to a 13D/A report from March 18, 2019. Includes 50,072 Ordinary Shares owned by Next-Line and 112,662 Ordinary Shares owned by iDnext for which Pure Capital has been provided with an irrevocable proxy to vote. Kfir Silberman is the control shareholder of Pure Capital.

As of March 15, 2020, there were 49 record holders of Ordinary Shares, of which 7 were registered with addresses in the United States, representing approximately 94% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Management Services Agreement with iDnext Ltd.

On January 1, 2016, the Company, through its wholly owned subsidiary Dimex, consummated the acquisition of the business operations of iDnext Ltd. and its subsidiary Next-Line. iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017.

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

On February 10, 2019, the Company terminated the agreement with iDnext.

For further information regarding payments made by the Company pursuant to the Management Services Agreement in 2019, see Note 20 to the Consolidated Financial Statements for the year ended December 31, 2019.

Intercompany Payments

During each of the years 2018 and 2019 the Company charged each of its subsidiaries, Odem and Dimex, $350,000 for their share of corporate overhead.

Since January 2017 until March 15, 2020, the Company has raised $2.9 million, all of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders on October 22, 2015 and, most recently, on July 18, 2018. In addition, under the indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2019	$10,324,000	31%
2018	$9,660,000	30%
2017	$7,062,000	25%

Legal Proceedings

As of the date of this report the Company is involved in the following legal actions:

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding their claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court.

On February 2, 2020 the Company filed a claim against Imdecol, requesting to enforce the pledges it has made for the benefit of the Company, due to Imdecol’s inability the repay its debts to the Company. On February 25, 2020, the District court of Tel-Aviv ruled in favor of the Company and determined that the pledges are to be enforced.

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

In March 2002 the Company adopted new articles of association (“Articles of Association”), in view of the Israeli Companies Law. Since then, certain articles of the Articles of Association have been amended, most recently in October 2019.

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

The Company’s directors are elected by the shareholders only at a shareholders’ annual meeting. The Ordinary Shares do not have cumulative voting rights with respect to the election of directors. The holders of Ordinary Shares, conferring more than 50% of the voting power present by person or by proxy at the shareholders’ meeting, have the power to elect the directors.

The Company’s Board is classified into three separate classes, as nearly equal in number as possible, with one class being elected each year to serve a three-year term (Article 16.3). Directors can only be removed at an annual shareholders’ meeting by a vote 60% of the shareholders actually voting at the shareholders’ meeting (Article 16.7), or otherwise if they cease to hold office pursuant to the provisions of the Company’s Articles of Association. In addition, the Board of Directors, may by a unanimous vote appoint a director (to fill a vacancy or otherwise) between annual shareholders’ meetings, and such appointment shall be valid until the next annual meeting or until such appointee ceases to hold office pursuant to the provisions of the Company’s Articles of Association (Article 16.3). Any amendments to the Articles of Association with respect to the Board composition shall require the approval of 60% of the shareholders actually voting at the shareholders meeting.

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

An Annual Meeting shall be convened at least once a year at such place and time as determined by the Board of Directors but no later than 15 months from the last Annual Meeting. The Company’s other meetings shall be referred to as “Special Meetings” (Article 12.1). The Annual Meeting’s agenda shall include a discussion of the Board of Directors’ reports and the financial statements as required by the Companies Law. The Annual Meeting shall appoint an auditor, appoint the directors (according to the recent amendment in the our Articles of Association, directors may only be appointed at the Annual Meeting) and discuss all the other matters which must be discussed at the Company’s Annual Meeting, pursuant to Company’s Articles or the Companies Law, as well as any other matter determined by the Board of Directors (Article 12.2).

The Board of Directors may convene a Special Meeting pursuant to its resolution and it must convene a Special Meeting if it receives a written requisition from any one of the following (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or (iii) one or more shareholders holding at least 5% of the voting rights in the Company (Article 12.3). A requisition must detail the objects for which the Special Meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the Special Meeting (Article 12.4). When the Board of Directors is required to convene a Special Meeting, it shall do so within 21 days of the Requisition being submitted to it, for a date that shall be specified in the invitation and subject to the law (Article 12.5).

One or more shareholders, holding at least 1% of the voting rights in the Company are entitled to request the Board of Directors to include a certain matter in the agenda of an upcoming general meeting, provided that such matter is appropriate for discussion at general meetings.

Notice to the Company’s shareholders regarding the convening of an Annual Meeting or a Special Meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the general meeting and shall be published in other ways insofar as required by the Companies Law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote. The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting (Article 12.6).

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

The classified board structure adopted by the shareholder in October 2019 may increase the amount of time required for a takeover bidder to obtain control of the Company without the cooperation of the Board, even if the takeover bidder were to acquire a majority of the voting power of the Company’s outstanding Ordinary Shares. Without the ability to obtain immediate control of the Board, a takeover bidder will not be able to take action to remove other impediments to its acquisition of the Company. Thus, the Company’s board structure could discourage certain takeover attempts, perhaps including some takeovers that shareholders may feel would be in their best interests.

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

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor include residents of Israel, traders in securities and persons that own, directly or indirectly, 10% or more of our outstanding voting capital, who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

Israeli Tax Considerations

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or an applicable tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between “real capital gain” and “inflationary surplus”. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The “real capital gain” is the excess of the total capital gain over the inflationary surplus.

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

Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares (23% in 2019 and thereafter).

In addition, shareholders that are individuals who have taxable income that exceeds a certain threshold (NIS 649,560 in 2019 and NIS 651,600 in 2020), are subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such amount. For this purpose taxable income will include, inter alia, taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not attributable to a permanent establishment of the shareholder maintained in Israel, and the shares are not traded on the Tel Aviv Stock Exchange on the date of their sale. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Effective January 2018 and thereafter, the Israeli corporate tax rate is 23%.

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

The discussion in this summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances (including the potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are a bank, broker-dealers or who own, directly, indirectly or constructively, 10% or more, by voting power or value, of our Ordinary Shares, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019. We currently expect that we will not be a PFIC in 2020. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2019 or in a future taxable year.

If we were a PFIC, a U.S. holder could make certain elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively if certain conditions are satisfied. It is expected that the conditions necessary for making certain of such elections will apply in the case of our Ordinary Shares. In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. There is no assurance that we will provide such information as the IRS may require in order for U.S. holders to make the QEF election. Moreover, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. holders of changes in circumstances that would cause the Company to become a PFIC. The Company does not currently intend to take the action necessary for a U.S. holder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC. Prospective investors should assume that a QEF election will not be available.

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

ASC 815, “Derivatives and Hedging”, requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk) the Company applied the following:

Until December 31, 2018, the effective portion of the changes in fair value of the derivative instruments designated for hedging purposes was reported as a component of other comprehensive income (“OCI”), net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, was recognized in current earnings during the period of change. During the reporting periods, up and until December 31, 2018, the gains or losses required to be recognized in earnings for hedge ineffectiveness were insignificant.

Commencing January 1, 2019, the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) were reported as a component of OCI, net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2018 and 2019, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to a loss of $37,000 and income of $47,000, respectively.

In addition, the Company previously entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial loss related to these contracts in 2017 and 2018 was $160,000 and $13,000, respectively.

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

The table below presents the account receivables balance by geographical market as of December 31, 2018 and December 31, 2019:

	2018	2019
Israel and others	$6,792,000	$8,052,000
India	1,060,000	1,394,000
Americas	732,000	322,000
Far East	38,000	237,000
Europe	2,000	58,000
	$8,624,000	$10,063,000

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2019, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2019, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2018 and 2019.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2018 and 2019. All of such fees were pre-approved by our audit committee.

On December 12, 2017, the Company terminated the engagement with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”).

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$71,500	95%	$64,000	95%
Tax Fees – Grant Thornton (2)	$3,500	5%	$3,500	5%
All Other Fees – Grant Thornton (3)	$9,335	-	$-	-
All Other Fees – E&Y (4)	$7,559	-	$3,000	-
Total	$91,894	100%	$70,500	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions
(3)	Other fees are fees for professional services other than audit or tax related fees.
(4)	Fees paid in connection with the issuance of consents to incorporate financial statements audited by E&Y into filings with the SEC.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2019.

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

Item 16H:  Mine Safety Disclosures

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Registration Statement on Form S-8 filed on November 13, 2018).
1.2	Articles of Association, as amended. (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on September 11, 2019).
2.1*	Description of Securities.
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit B of the Company’s Proxy Statement on Form 6-K, filed on June 4, 2018).
4.2	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company Annual Report on Form 20-F filed on April 1, 2019)
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
4.4	Standby Equity Distribution Agreement with YA II PN Ltd. dated May 8, 2017 (incorporated by reference to the Company’s report on Form 6-K, filed on May 9, 2017).
4.5	Form of Subordination Letters of the Company of BOS-Dimex Ltd. and of BOS-Odem Ltd. dated January 14, 2016 (translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 21, 2016).
4.7	Compensation Policy for Directors and Officers (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on September 11, 2019).
4.8	Asset Purchase Agreement by and between B.O.S Better Online Solutions Ltd. and Imdecol Ltd. dated March 19, 2019 (incorporated by reference to the Company Annual Report on Form 20-F filed on April 1, 2019)
4.9*	Amendments No. 1, No. 2 and No. 3 to the Asset Purchase Agreement by and between B.O.S Better Online Solutions Ltd. and Imdecol Ltd.
4.10*	Note Purchase Agreement between Ruby Tech Inc. and YA II PN, LTD dated February 19, 2020; $600,000 Note issued by Ruby Tech Inc. to the Lender and Warrant to purchase up to 100,000 ordinary shares issued by B.O.S Better Online Solutions Ltd. to the Lender.
8.1	List of subsidiaries. (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (ii) Consolidated Balance Sheets at December 31, 2019 and 2018; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: March 31, 2020

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

- - - - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel

March 31, 2020

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands

	December 31
	2019	2018
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$339	$1,410
Restricted bank deposits	240	332
Trade receivables (net of allowance for doubtful accounts of $32 and $31 at December 31, 2019 and 2018, respectively)	10,063	8,624
Other accounts receivable and prepaid expenses	1,273	829
Inventories	5,407	2,874

Total current assets	17,322	14,069

LONG-TERM ASSETS	155	177

PROPERTY AND EQUIPMENT, NET	1,257	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	720	-

OTHER INTANGIBLE ASSETS, NET	598	81

GOODWILL	5,147	4,676

Total assets	$25,199	$20,111

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 U.S. dollars in thousands, except share and per share data

	December 31
	2019	2018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$664	$467
Operating lease liabilities, current	551	-
Trade payables	6,503	4,106
Employees and payroll accruals	1,007	778
Deferred revenues	836	768
Advances net of inventory in progress	29	-
Accrued expenses and other liabilities	419	313

Total current liabilities	10,009	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,041	1,867
Operating lease liabilities, non-current	289	-
Accrued severance pay	303	301

Total long-term liabilities	2,633	2,168

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 80.00 nominal value: Authorized; 6,000,000 shares at December 31, 2019 and 2018, respectively; Issued and outstanding: 4,257,790 and 3,553,714 shares at December 31, 2019 and 2018, respectively	80,482	75,317
Additional paid-in capital	2,063	5,369
Accumulated other comprehensive loss	(233)	(333)
Accumulated deficit	(69,755)	(68,842)

Total shareholders’ equity	12,557	11,511

Total liabilities and shareholders’ equity	$25,199	$20,111

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2020
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Revenues	$33,817	$32,650	$28,932
Cost of revenues	27,159	25,907	22,587

Gross profit	6,658	6,743	6,345

Operating costs and expenses:

Sales and marketing	4,064	3,705	3,389
General and administrative	2,255	1,834	1,870
Impairment of intangible assets	356	-	-
Impairment of Goodwill	614	-	-

Total operating costs and expenses	7,289	5,539	5,259

Operating income (loss)	(631)	1,204	1,086
Financial expenses, net	(330)	(255)	(297)

Income before taxes on income (loss)	(961)	949	789
Taxes on income (tax benefit)	(48)	(41)	16

Net income (loss)	$(913)	$990	$773

Basic and diluted net Income (loss) per share	$(0.23)	$0.28	$0.24
Shares (in thousands) used in calculation of earnings per share:

Basic	4,053	3,500	3,171
Diluted	4,059	3,500	3,171

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

 U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$(913)	$990	$773

Cash flow hedging instruments:
Change in unrealized gains and losses	53	(76)	(93)
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	47	(37)	148

Other comprehensive income (loss)	100	(113)	55

Comprehensive income (loss)	$(813)	$877	$828

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2017	2,935,286	$79,464	$(275)	$(70,605)	$8,584

Issuance of Ordinary Shares	421,403	746	-	-	746
Other comprehensive income	-	-	55	-	55
Share-based compensation expense	-	60	-	-	60
Net income	-	-	-	773	773

Balance at December 31, 2017	3,356,689	$80,270	$(220)	$(69,832)	$10,218

Issuance of Ordinary Shares	197,025	349	-	-	349
Other comprehensive loss	-	-	(113)	-	(113)
Share-based compensation expense	-	67	-	-	67
Net income	-	-	-	990	990

Balance at December 31, 2018	3,553,714	$80,686	$(333)	$(68,842)	$11,511

Issuance of Ordinary Shares (see Note 15a(1) and 15a(3))	178,881	527	-	-	527
Issuance of Ordinary shares related to securities purchase agreement, net (see Note 15a(4))	400,000	935	-	-	935
Exercise of options	125,195	316	-	-	316
Other comprehensive income	-	-	100	-	100
Share-based compensation expense	-	81	-	-	81
Net loss	-	-	-	(913)	(913)

Balance at December 31, 2019	4,257,790	$82,545	$(233)	$(69,755)	$12,557

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from operating activities:
Net income (loss)	$(913)	$990	$773

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and Impairment of Goodwill	1,327	289	245
Gain from sale and disposal of property and equipment	(10)	-	(10)
Currency fluctuation of loans	213	(225)	264
Severance pay, net	2	15	92
Share-based compensation expense	81	67	60
Decrease (Increase) in trade receivables, net	(1,970)	1,180	(1,876)
Decrease (Increase) in other accounts receivable and other assets	(357)	84	58
Decrease (Increase) in inventories	(2,125)	366	(926)
Increase (decrease) in trade payables	2,397	(1,845)	1,350
Increase (decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	440	(178)	347

Net cash used in (provided by) operating activities	(915)	743	377

Cash flows from investing activities:

Purchase of property and equipment	(335)	(689)	(368)
Proceeds from sale of property and equipment	10	-	53
Acquisition of Imdecol (c)	(1,895)	-	-

Net cash used in investing activities	(2,220)	(689)	(315)

Cash flows from financing activities:

Proceeds from issuance of shares, net	1,498	377	606
Proceeds from exercise of options	316	-	-
Proceeds from long-term loans	737	-	2,976
Repayment of long-term loans	(579)	(469)	(3,346)

Net cash provided by (used in) financing activities	1,972	(92)	236

Increase (decrease) in cash, cash equivalents and restricted cash	(1,163)	(38)	298
Cash, cash equivalents and restricted cash at the beginning of the year	1,742	1,780	1,482

Cash, cash equivalents and restricted cash at the end of the year	$579	$1,742	$1,780

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$98	$91	$161

Taxes	$31	$15	$7

(b) Non-cash activities:

Prepaid expenses related to 2017 SEDA (see Note 15a(1))	$35	$28	$-

Operating lease right-of-use assets due to adoption of ASU No. 2016-02	$1,176	-	-

Operating lease liabilities due to adoption of ASU No. 2016-02	$1,176	-	-

(c) Net cash used to pay for the Acquisition of Imdecol (see Note 3):

June 1, 2019

Inventory	$380
Intangible assets , Net	$953
Property and equipment, Net	$91
Loss Contracts	$(614)
Goodwill	$1,085
Net cash used to pay for the Acquisition	$1,895

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the Intelligent Robotics and RFID Division segment, and the Supply Chain Solutions segment (see Note 18).

The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, BOS-Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities. In June 2019 the Company completed the acquisition of the operational assets of Imdecol Ltd., a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. Bos-Dimex comprises the Intelligent Robotics and RFID segment

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, that is a distributor of electro-mechanical components, mainly to customers in the aerospace, defense and other industries and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used in determining values of goodwill and other identifiable intangible assets, revenues and the net realizable value of inventory. Actual results could differ from those estimates.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2019 and 2018, inventory write-offs amounted to $91 and $52, respectively.

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

The consolidated financial statements include the operations of an acquired business from the date of the acquisition’s consummation. Acquired businesses are accounted for using the acquisition method of accounting in accordance with ASC 805, “Business Combinations”, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2019 the remaining intangible assets were comprised mainly of costumer relationship.

During the year ended December 31, 2019 the Company recognized an impairment loss related to intangible assets in an amount of $356. For further information see Note 8 below.

For each of the two years ended on December 31, 2018 and 2017, no impairment losses were identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting units As required by ASC 350, the Company chooses either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the Company decides or is required to perform the two-step goodwill impairment test, in the first step, or “Step 1”, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or “Step 2”, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

The Company operates in two operating-based segments: the Intelligent Robotics and RFID Division and Supply Chain Solutions. The Company’s goodwill is related to the Intelligent Robotics and RFID Division segment, which represents a reporting unit as a whole.

The Company determined the fair value of each of the reporting units using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates each of the reporting units fair value at this time. The impairment test was based on a valuation performed by management with the assistance of a third party appraiser. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The most significant assumptions used for the Income Approach for the 2019 impairment test were five years of projected net cash flows, WACC of 15% and a long-term growth rate of 2% for two reporting units. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record additional impairment charges for its remaining balance of goodwill.

The aggregate fair value of the reporting units tested for impairment depends on various factors, some of which are qualitative and involve management judgment, including stable backlog coverage and experience in meeting operating cash flow targets.

During the year ended December 31, 2019 the Company recognized an impairment loss of $614 related to its Intelligent Robotics and RFID Division segment. For further information see Note 8 below.

For each of the two years ended on December 31, 2018 and 2017, no impairment losses were identified.

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

Severance expenses for years 2019, 2018 and 2017 amounted to $315, $ 210 and $ 451, respectively.

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

The Company applied the provisions of ASC Topic 605-25, “Revenue Recognition - Multiple-Element Arrangements”, as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products and services. For such arrangements, each element of the contract was accounted for as a separate unit when it provided the customer value on a stand-alone basis.

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

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the sale of products such as electro mechanical components and Automatic Identification Data Capture hardware manufactured by third parties, through a direct sales to its customers. Revenues from sales of products are recognized at the point of time when the control of the product is passed on to the customer, mostly upon delivery to the customer, either at the Company premises by delivery to the customer carrier or upon delivery to the customer premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

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

Revenues from operating services and parts and product sales are recorded upon providing the service or delivery of the products and parts and when collectability is reasonably assured. Revenues from robotics and automation projects are recognized using the percentage-of-completion method. When the Company is unable to recognize Revenues according to this method, the Revenues are recognized upon Completion of the projects.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues are recognized based on the percentage relationship that incurred costs bear to total estimated costs. Costs include direct material, labor, and indirect costs. Selling, marketing, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenues, and are recognized in the period in which the revisions are determined.

In specific instances where there is a lack of dependable estimates or inherent risks that may cause the forecast to be doubtful, then the completed-contract method is followed. Revenue is recognized when the contract is substantially complete and when collectability is reasonably assured. Costs that are closely associated with the project are deferred as contract costs and recognized similarly to the associated revenues.

4.	Deferred revenues include unearned amounts received from customers (mostly for service contracts and advances from customers) but not yet recognized as revenues. Deferred revenues from service contracts are recognized over the period of the contract and advances are recognized once the delivery of the products is done. Deferred revenues include advanced payments from customers in the amount of $144 as of December 31, 2019. This amount is expected to be recognized during 2020, once the delivery of the products is done. In addition, deferred revenues include unearned amounts from service contracts, which are mostly for a period of three to five years, and the Company recognizes the revenues over the contract’s period. As of December 31, 2019, the deferred revenues from service contracts amounted to $717. This amount will be mostly recognized in the years 2020 until 2022. The deferred revenues also include amounts related to software projects in the amount of $188.

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely than not to be realized. Interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

Following the initial application of ASU 2015-17, which became effective on January 1, 2017, deferred tax balances are presented as non-current amounts.

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

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral however a significant part of the Company’s customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd.

In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2019, 2018 and 2017, is $1, $17 and $27, respectively.

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

ASC 815, “Derivatives and Hedging”, requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk) the Company applied the following:

Until December 31, 2018, the effective portion of the changes in fair value of the derivative instruments designated for hedging purposes was reported as a component of other comprehensive income (“OCI”), net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, was recognized in current earnings during the period of change. During the reporting periods, up and until December 31, 2017, the gains or losses required to be recognized in earnings for hedge ineffectiveness were insignificant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Commencing January 1, 2019, the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) were reported as a component of OCI, net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

For other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

See Note 11 for disclosure of the derivative financial instruments in accordance with ASC 815.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 13,373, 196,750 and 314,125 for the years ended December 31, 2019, 2018, and December 31, 2017, respectively.

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

The fair value for options granted in years 2019, 2018 and 2017 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2019	2018	2017

Risk-free interest	1.52%	2.73%	2.05%
Dividend yields	0	0	0
Volatility	55%	55%	57%
Expected option term	3.5 years	3.5 years	3.5 years
Forfeiture rate	0%	0%	0%

Until December 31, 2018 the Company applies ASC 505-50, “Equity-Based Payments to Non-Employees” (“ASC 505”) with respect to options and warrants issued to non-employees, which requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. Commencing January 1, 2019, following the adoption of ASU 2018-07, which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted in accordance with ASC 718.

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2019 the Company measured the fair value of goodwill with a total carrying amount of US$ 5.76 million that was allocated to two reporting unit. The evaluation provided an impairment in an amount of $614, (see Note 8). The fair value measurement of the non-financial assets is classified as level 3.

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received in consideration for the sale of an asset or paid for the transfer of a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of derivatives (foreign currency forward contracts and hedging contracts) which were classified within Level 2 and amounted to $ 13 asset and $ 87 liability as of December 31, 2019 and 2018, respectively.

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

t.	Accounting pronouncements adopted during the reported period:

Accounting Standards Update 2016-02, “Leases (Topic 842): Section A – Leases: Amendments to the FASB Accounting Standards Codification; Section B – Conforming Amendments Related to Leases: Amendments to the FASB Accounting Standards Codification; Section C – Background Information and Basis for Conclusions”.

Commencing January 1, 2019, the Company adopted ASC Update 2016-02, Leases (Topic 842).

Under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

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

As permitted under ASU 2018-11, which provides, a transition election to not restate comparative periods for the effects of applying the new standard, the Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, the effect of the adoption was reflected through a cumulative-effect adjustment. Financial information for comparative periods was not required to be updated and the disclosures required under the new standard were provided for dates and periods before January 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company elected to apply the ‘package of practical expedients,’ which permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard. The Company also elected the practical expedient pertaining to the use of hindsight and the practical expedient to not separate lease and non-lease components for all leases, other than leases of real estate.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). This means, for those leases, right-of-use assets or lease liabilities are not recognized (including right-of-use assets or lease liabilities for existing short-term leases of those assets in transition).

Following adoption of the new standard, the Company recognized additional operating liabilities in an amount of $866, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments for existing operating leases of facilities and vehicles. In addition, the Company is required to provide additional new disclosures regarding the leasing activities to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. However, the adoption of this standard did not have a significant impact on the Company’s consolidated statements of operations and consolidated statements of cash flows.

See note 19 for further discussion.

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”

Commencing January 1, 2019, the Company adopted ASC Update 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12).

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

For public business entities, the guidance in ASU 2017-12 became effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years.

The Company applied ASU 2017-12, using the modified retrospective approach to hedging relationships that exist as of the date of adoption. However, due to the limited hedging activities of the Company as of the date of adoption, the adoption did not affect the consolidated financial statements.

Accounting Standard Update 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting

Commencing January 1, 2019, the Company adopted ASC Update 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (ASU 2018-07). ASU 2018-07 aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions.

Consistent with the accounting requirement for employee share-based payment awards, awards within the scope of Topic 718 will be measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share-based payment awards will be measured at the grant date.

With respect to awards with performance conditions ASU 2018-07 concludes that, consistent with the accounting for employee share-based payment awards, an entity will consider the probability of satisfying performance conditions when nonemployee share-based payment awards contain such conditions.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2018-07 also requires that the classification of equity classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless the award was modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting.

In addition, ASU 2018-07 includes certain Non-public Entity-Specific Amendments ASU 2018-07 became effective for Public entities in annual periods beginning after December 15, 2018, and interim periods within those years (first quarter of 2019 for the Company).

Based on the limited grants of share-based payments to nonemployees as of the adoption date, it was determined that the adoption of ASU 2018-07 did not have a significant impact on its consolidated financial statements.

u.	Accounting pronouncements not yet adopted:

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

NOTE 3: ACQUISITION OF BUSINESS

On June 1, 2019, the Company completed the acquisition of the operational assets of Imdecol Ltd, a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The Company has determined that the acquired of assets and operations, represent a business and thus, the transaction was accounted for as a business combination transactions under ASC 805, “Bussiness Combinations” in accordance with the acquisition method.

The purchase price of Imdecol’s business was based on a multiple of four times the average annual operating profit of Imdecol’s business for the years 2017, 2018, 2019 and for the 12 months ended June 30, 2020 (“Formula of Consideration”).

The purchase price was comprised as follows:

a.	An advance of $276 was paid to Imdecol in cash upon signing the definitive agreement in March 2019;

b.	An additional approximately $1,619 was paid to Imdecol in cash at closing, on June 1, 2019.

c.	The final consideration will be paid by August 2020, according to the Formula of Consideration (the “Contingent Consideration”). Additional payment, if required, will be done in the following manner:

●	Up to $417 shall be paid to Imdecol, by way of issuance of BOS’s ordinary shares. The value of the ordinary shares will be determined according to their market price prior to issuance and the shares will be subject to a lock-up period until June 2022.

●	The residual amount, if any, will be paid in cash.

The Imdecol’ acquisition expenses amounted to approximately $138.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS (Cont.)

The purchase price allocation of the acquired business was as follows:

June 01,
2019
Cash paid	1,895
Contingent Consideration(1)	-
Total acquisition price	$1,895

Recognized amounts of identifiable assets acquired:
Intangible assets, net (2)	953
Property and equipment, net	91
Inventory	380
Loss Contracts (3)	(614)
Net assets acquired	810
Goodwill(4)	1,085

(1) Company’s management expects that the acquired business performance by August 2020 will not meet the profitability goals for contingent payment. Accordingly, no Contingent Consideration was recorded.

(2) The fair value adjustment estimate of identifiable intangible assets were determined using the “income approach”, which is valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(3) Loss contracts - management identified certain contracts of the acquired operations of Imdecol as loss contracts as it was determined that the unavoidable costs of meeting the obligations under such contracts (i.e. the expected manufacturing costs and service costs including labor expenses) exceed the expected future economic benefits to be received. Those loss contracts were recognized as a liability at fair value as of the acquisition date.

(4) As part of the purchase price allocation for the acquisition, the Company recorded goodwill for $1,085. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets net of the fair value of. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8B).

The Company filed pro-forma information regarding the acquisition and the acquired business operations was determined to be included in the Intelligent Robotics and RFID segment.

The Consolidated result of the operations do not include any revenue or expense related to Imdecol, prior to June 1, 2019, the closing date of the acquisitions.

The following table provides pro forma information as if the business acquisition had occurred on January 1, 2018:

Year ended December 31
2018
Unaudited
Revenues	$38,029
Net Income	$987
Basic and diluted net Income per share	$0.26

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2019	2018

Government authorities	$129	$96
Advances to suppliers	568	268
Derivatives (See Note 11)	13	-
Prepaid expenses	482	377
Accrued income	22	56
Other	59	32

	$1,273	$829

NOTE 5:- INVENTORIES

	December 31
	2019	2018

Raw materials	$120	$83
Inventory in progress	1,285	-
Finished goods	4,906	2,791
Net – advances from customers	(904)	-

	$5,407	$2,874

NOTE 6:- LONG TERM ASSETS

	December 31
	2019	2018

Prepaid expenses related to SEDA (see Note 15a1)	$77	$112
Other	78	65

	$155	$177

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:

Computers and software	$1,396	$1,302
Office furniture and equipment	893	733
Leasehold improvements	1,100	1,064
Motor Vehicles	456	302

	$3,845	$3,401

Accumulated Depreciation:

Computers and software	$1,251	$1,099
Office furniture and equipment	669	580
Leasehold improvements	458	371
Motor Vehicles	210	243

	$2,588	$2,293

Property and equipment, net	$1,257	$1,108

Depreciation expenses amounted to $277, $232 and $ 188 for the years ended on December 31, 2019, 2018 and 2017, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2019	December 31, 2018	Weighted average amortization period

Cost:
Brand name	946	670	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship	728	141	7
Backlog	90	-

	4,325	3,372
Accumulated amortization:
Brand name	946	670
Customer list	2,450	2,450
Software	111	111
Customer relationship	130	60
Backlog	90	-

	3,727	3,291

Amortized cost	$598	$81

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $79, $ 57 and $ 57 for the years ended December 31, 2019, 2018 and 2017, respectively. In addition the Company recognized an impairment loss of the brand name and backlog related to the acquisition of Imdecol’s business operation in the amount of $356.

B.	The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:

Goodwill
Balance as of January 1and December 31,2018	4,676
Changes during 2019
Acquisition of Imdecol	1,085
Impairment of Goodwill (See Note 2J)	(614)
Balance as of December 31,2019	$5,147

NOTE 9:- CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2019	December 31
Short term loans	currency	%	2019	2018

Current maturities	NIS	3.5 (Prime+1.75%)	664	467

			664	467

As of December 31, 2019, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,380, bearing an annual interest of 3.3%.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2019	2018

Derivatives (See Note 11)	$-	$87
Professional services	149	97
Accrued expenses related to retirement cost of CO-CEO	72	-
Tax accruals	3	10
Other	195	119

	$419	$313

NOTE 11:- DERIVATIVES INSTRUMENTS

For time to time the Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Year ended December 31,
	2019	2018	2017

Derivatives designated as cash flow hedging instruments:
Cost of revenues	$(25)	$18	$(63)
Sales and marketing	$(16)	$13	$(61)
General and administrative	$(6)	$6	$(24)

Total expenses (income)	$(47)	$37	$(148)

NOTE 12:- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	December 31, 2019
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative asset	$13	-	$13	-

	$13	-	$13	-

	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative liabilities	$87	-	$87	-

	$87	-	$87	-

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2019	December 31,
	%	2019	2018

NIS	3.5 (Prime+1.75%)	$2,705	$2,334

Less - current maturities		664	467

		$2,041	$1,867

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities, which were used to pay Bank Leumi loans amounting to $2,976, Amounts drawn under the credit facilities in 2017 will be paid in monthly equal installments for a period of 6 years. In May 2019, the Company increased its credit facilities from Bank Beinleumi in the amount of $708, to pay for the acquisition of Imdecol business operations. The loan will be paid in monthly equal installments for a period of 5 years. See Note 3.

The Bank Beinleumi loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2019, the Company met the covenants set forth in the agreement.

2)	The total amount to be paid by the Company is as follows:

Payment schedule	December 31, 2019

2020	664
2021	664
2022	662
2023	655
2024	60
Total	$2,705

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received since 2007.As of December 31, 2019, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,794, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation:

1.	As of December 31, 2019 The Company is a party to legal proceedings.

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claim the Company misrepresented the physical status of the sold premises. The Company rejects the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding the claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court.

2.	On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s prior Chairman Yosi Lahad, the Company’s prior Co-CEO, Yuval Viner, the Company’s Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

The Plaintiff claimed that the defendants, acting in bad faith, breached their duties of loyalty and care and several laws, by inducing the Plaintiff to purchase shares of the Company. The Plaintiff claimed that he was led to believe that the defendants shall facilitate his becoming a controlling shareholder of the Company. The claim was for a total amount of NIS 2,600,000 (approximately $750,000).

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

On each of February 17, 2015 and May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA Global Master SPV Ltd. (“YA Global”) and with YA II PN Ltd., respectively (YA II PN together with YA Global, “YA”). The SEDAs were for the sale of up to $ 1,300 and $2,000, respectively, of the Company’s Ordinary Shares to YA. The Company may affect the sale, at its sole discretion, during a forty-month period for the 2015 SEDA and a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the five consecutive trading days (or, commencing June 2016, three consecutive trading days), following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the 2015 SEDA and 2017 SEDA, the Company issued Ordinary shares to YA as a commitment fee of 28,930 and 67,307, respectively. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of December 31, 2019, the balance of those prepaid expenses was $77.

During the years 2017 until 2019, the Company issued to YA 709,144 Ordinary Shares, for a total amount of $1,448, net of $45 issuance expenses.

2.	From February 19, 2019 until March 15, 2019, 125,195 options were exercised for $316.

3.	On February 25, 2019 the Company issued 20,858 Ordinary Shares (equivalent to $62) to officers of the Company as year 2018 Bonus payments approved by the Board of Directors and shareholders.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

4.	On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants shall be exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent.

5.	On July 18, 2018, the Company’s Board of Directors approved an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital, from 4,000,000 authorized shares to 6,000,000 authorized shares.

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2019 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
300,000	3.30	2.82

See Note 15(a) 4.

c.	Stock option plans:

The term of Company’s Israeli Stock Option Plan (the “Plan”) is until May 31, 2023. On November 2016 , December 2017 and July 2018, the Company’s shareholders approved an increase in the number of options for Ordinary Shares available for issuance under the Plan by 125,000 ,100,000 and 200,000, respectively, resulting in 700,000 options for Ordinary Shares available for issuance under the Plan. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2019 there are 238,381 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2019, is as follows:

	2019		2018		2017
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	320,875	$2.59	314,125	$3.39	252,670	$6.21
Changes during the year:
Granted	95,000	$2.13	108,000	$2.39	75,000	$2.13
Exercised	(125,195)	$2.52	-	$-	-	$-
Forfeited	(43,806)	$3.65	(101,250)	$4.85	(13,545)	$49.09

Outstanding - year end	246,874	$2.26	320,875	$2.59	314,125	$3.39

Vested and expected to vest	148,498	$2.41	167,874	$2.90	192,584	$4.10
Exercisable at year end	79,372	$2.38	157,874	$2.89	182,584	$4.17

During the years 2019, 2018, and 2017, stock-based compensation expense related to employees and directors stock options amounted to $81, $67 and $60, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2018 and 2017 was $1.97, $ 2.58 and $ 2.16, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2019 was $ 2.18. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2019, 2018 and 2017 is $ 0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the year ended December 31, 2019, 125,195 options were exercised. No options were exercised during the years ended on December 31, 2018 and December 31, 2017. As of December 31, 2019 and 2018, there were a total of $155 and $163, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2022.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2019 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2019	life (years)	2019	(years)

2.118	87,500	4.83	-	-
2.126	9,999	1.86	9,999	1.86
2.131	45,002	2.93	22,501	2.93
2.287	7,500	4.08	-	-
2.388	83,500	3.19	33,499	2.67
2.960	13,373	0.81	13,373	0.81

Grand Total	246,874	3.02	79,372	1.93

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

NOTE 16:- TAXES ON INCOME

a.	Corporate tax rates in Israel

On December 30, 2016, as part of the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2017-2018), 5777-2016, the corporate tax rate was reduced to 24% for the 2017 tax year and to 23% in 2018 tax year and thereafter.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2019, in the amount of approximately $ 33,204. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,597.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

	December 31
	2019	2018

Net operating loss carry forward (1)	$7,658	$7,407
Net capital loss carry forward (1)	5,427	5,427
Allowances and provisions	129	120
Intangible assets, net	(393)	(372)

	12,821	12,582

Valuation allowance (2)	$(12,821)	$(12,582)

Net deferred tax Liability	$-	$-

(1)	See Note 16b.

(2)	In years 2019 and 2018, the Company has provided valuation allowances on deferred tax assets that results from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2019 was due to a increase of net capital loss carry forward.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current	$31	$19	$16
Other	(79)	(60)	-

	$(48)	$(41)	$16

Domestic	$(52)	$(44)	$9
Foreign	4	3	7

	$(48)	$(41)	$16

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$(980)	$877	$750
Foreign	19	72	39

	$(961)	$949	$789

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS have final tax assessments through 2014.

Ruby-Tech Inc., a U.S. subsidiary, has final tax assessments through 2014 have all been assessed as final.

h.	The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS-Dimex and BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2015 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2015 and thereafter.

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

As of December 31, 2019 and 2018, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2019	2018	2017

Financial income:
Interest income	$-	$-	$1
foreign currency differences gains	26	-	12

	26	-	13
Financial expenses:
In respect of interest related to bank loans and bank fees	(245)	(192)	(259)
Other (mainly foreign currency differences)	(111)	(63)	(51)

	(356)	(255)	(310)

	$(330)	$(255)	$(297)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

		Year ended December 31,
		2019	2018	2017
1.	Numerator:
	Income (loss)	$(913)	$990	$773

	Net income (loss) available to Ordinary shareholders	$(913)	$990	$773

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	4,053	3,500	3,171
	Diluted weighted average Ordinary shares outstanding (in thousands)	4,059	3,500	3,171

	Basic and diluted income (loss) per share	$(0.23)	$0.28	$0.24

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION

The Company manages its business in two reportable segments, consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2019, 2018 and 2017 were as follows:

	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated
2019
Revenues	$14,180	$19,750	$(113)	$33,817
Gross profit	$2,908	$3,750	$-	$6,658
Assets related to segment	$6,850	$1,027	$-	$7,877

2018
Revenues	$14,633	$18,205	$(188)	$32,650
Gross profit	$3,371	$3,372	$-	$6,743
Assets related to segment	$5,325	$717	$-	$6,042

2017
Revenues	$13,666	$15,495	$(229)	$28,932
Gross profit	$3,623	$2,722	$-	$6,345
Assets related to segment	$5,456	$229	$-	$5,685

b.	The following presents total revenues for the years 2019, 2018 and 2017 based on the location of customers and long- lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2019		2018		2017
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$23,493	$1,257	$22,990	$1,108	$21,870	$651
Far East	5,055	-	3,800	-	1,416	-
India	3,624	-	4,209	-	4,497	-
America	901	-	1,189	-	918	-
Europe	744	-	462	-	231	-

	$33,817	$1,257	$32,650	$1,108	$28,932	$651

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

c.	There were no major customer during the reported periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- LEASES

We have operating leases for office space, warehouses and car leases. We determine if a contract contains a lease at inception or modification of a contract. Our leases generally do not provide an implicit interest rate, and we therefore use our incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. We used the incremental borrowing rates as of January 1, 2019 for operating leases that commenced prior to that date. Many of our leases contain rental escalation, renewal options and/ or termination options that are factored into our determination of lease payments as appropriate. Variable lease payment amounts that cannot be determined at the commencement of the lease are not included in the right-to-use assets or liabilities.

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2019:

	Classification on the Balance Sheet	Year ended December 31, 2019
Assets :
Operating lease asstes	Operating lease right of use asstes, net	720
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	551
Long term
Operating lease liabilities	Operating lease liabilities, non-current	289

Remaining Lease Term
Vehicles		.036 -2.33 years
Facilities rent		1.33-3.33 years

Weighted Average Discount Rate
Vehicles		3.5%
Facilities rent		3.5%

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under no cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2019:

future lease payments are:
2020	509
2021	250
2022	35
2023	10
804

Expense under operating leases was $0.9 million for the year ended December 31, 2019. Operating lease costs are included within Operating loss in the Consolidated Statement of Operations. Short-term lease costs were not material. Supplemental cash flow information is as follows:

Year ended December 31, 2019
Operating cash out flows from operating lease	120

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- RELATED PARTIES

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

On June 2018 a new agreement was signed with the following terms:

1.	iDnext monthly fee of NIS increased from NIS 33,000 to NIS 53,000 and bonus of 15% from the net profit of certain product line, effective from January 1, 2018.

2.	Three employees of BOS Dimex transferred to be employed by iDnext for a monthly consideration of 35,000 NIS.

3.	Mr. Harel was appointed as a director to BOS-Dimex’s Board of Directors in June 2018.

On February 10, 2019, the Company terminated the agreement with iDnext.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2019	2018	2017

Monthly fees	$49	$183	$125
Bonus	10	49	-
Payments for employees	33	39	-

Total	$92	$271	$125

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- SUBSEQUENT EVENTS

1)	On February 2, 2020 the Company filed a claim against Imdecol, requesting to enforce the pledges it has made for the benefit of the Company, due to Imdecol’s inability the repay its debts to the Company. On February 25, 2020, the District court of Tel-Aviv ruled in favor of the Company and determined that the pledges are to be enforced.

2)	On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000.

The principal loan amount bears an interest rate of 8% per annum and is not secured and is guaranteed by BOS-Odem and by the company. The loan will be paid in 12 monthly installments of principal and interest starting from March 2020. BOS issued to the lender warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. If following six months from the issuance of the warrants the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants are exercisable for a period of two years from issuance. The Company paid to the lender a commitment fee of $15,000.

3)	In March 2020, the Company increased its credit facilities from Bank Beinleumi in the amount of $180,000 in interest rate of Prime+1.5%. The loans will be paid from June 2020, in monthly equal installments for a period of 2 years.

4)	In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During January, February and March of 2020, COVID-19 has spread globally, including in Israel. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. The Company relies, with respect to some of its products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to the Company. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations, collection of our client debt and, its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.