Form 20-F
period 2020-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2021-03-30
CIK 1005516

As filed with the Securities and Exchange Commission on March 30, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Eyal Cohen, 972-3-9542070, eyalc@boscom.com, 20 Freiman Street, Rishon LeZion, 7535825, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, of no nominal value per share	BOSC	Nasdaq Capital Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

4,391,163 Ordinary Shares, of no nominal value per share, as of December 31, 2020 and 5,193,663 Ordinary Shares, of no nominal value per share, as of March 30, 2021.

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

Forward Looking Statements

This Annual Report on Form 20-F of BOS Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements address, among other things: our strategy; the anticipated development of our products; the results of pending and completed acquisitions and our ability to make future acquisitions; our projected capital expenditures and liquidity; our development of additional revenue sources; our development and expansion of relationships; the market acceptance of our products; our technological advancement; our compliance with regulatory requirements; and our ability to operate due to political, economic and security conditions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

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

The selected consolidated statement of operations data for B.O.S. Better Online Solutions Ltd. set forth below with respect to the years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019, have been derived from our audited Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 2017 and 2016, and the consolidated balance sheet data as of December 31, 2018, 2017 and 2016 are derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The financial statements for the years ended December 31, 2020, 2019, 2018 and 2017 were audited by Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm and a member of Grant Thornton. The financial statements for the year ended December 31, 2016 was audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm and a member of Ernst & Young Global. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

Statement of Operations Data: (in U.S. thousands of dollars with the exception of per share data)

Year ended December 31,	2016	2017	2018	2019	2020

Revenues	27,427	28,932	32,650	33,817	33,551
Cost of revenues	22,112	22,587	25,907	27,159	27,433
Gross profit	5,315	6,345	6,743	6,658	6,118
Operating expenses:
Research and development	-	-	-	-	112
Sales and marketing	3,111	3,389	3,705	4,064	3,922
General and administrative	1,498	1,870	1,834	2,255	1,747
Impairment of intangible assets	-	-	-	356	517
Impairment of goodwill	-	-	-	614	471
Total operating expenses	4,609	5,259	5,539	7,289	6,769
Operating income (loss)	706	1,086	1,204	(631)	(651)
Other Income					39
Financial expense, net	(339)	(297)	(255)	(330)	(348)
Income (loss) before taxes on income	367	789	949	(961)	(960)
Taxes on income (tax benefit)	7	16	(41)	(48)	-
Net income (loss)	360	773	990	(913)	(960)

Basic and diluted net income (loss) per share	$0.14	$0.24	$0.28	(0.23)	(0.22)
Weighted average number of shares used in computing basic net income (loss) per share	2,587	3,171	3,500	4,053	4,298
Weighted average number of shares used in computing diluted net income (loss) per share	2,593	3,171	3,500	4,059	4,298

Consolidated Balance Sheet Data:	2016	2017	2018	2019	2020

Cash and Cash Equivalents	1,286	1,533	1,410	339	1,036

Working Capital (*)	6,099	7,342	7,637	7,632	7,621

Total Assets	18,144	21,407	20,111	25,199	23,028
Short-term banks loan and current maturities of long-term bank loans	400	505	467	664	815
Long-term liabilities	2,943	2,809	2,168	2,952	2,250
Shareholders’ equity	8,584	10,218	11,511	12,557	11,869

(*) Working capital comprises of:
Current assets	12,716	15,722	14,069	17,322	16,530
Less: current liabilities	6,617	8,380	6,432	9,690	8,909
	6,099	7,342	7,637	7,632	7,621

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of proceeds

Not applicable.

3D.	Risk Factors

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

As of December 31, 2020, we had $2.0 million in long-term bank debt (including current maturities of $815,000) and no short-term bank loans.

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

As of December 31, 2020, we had an accumulated deficit of $70.7 million. We had a net loss of $960,000 in 2020, and $913,000 in 2019, and although we had net income of $990,000 in 2018, $773,000 in 2017, $360,000 in 2016 and $334,000 in 2015, we have had net losses in prior fiscal years. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include:

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

We rely on the First International Bank of Israel (“Bank Beinleumi”) to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2020, we had $1.2 million in long term debt to Bank Beinleumi, net of current maturities of $0.8 million.

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

Risks related to our business:

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 33% of our Supply Chain Solutions division purchases in the year 2020 were sourced from five key suppliers, 51% of our Intelligent Robotics division purchases in the year 2020 were sourced from five other key suppliers and 41% of our RFID division purchases in the year 2020 were sourced from five other key suppliers (including a software supplier).

In the year 2019, 42% of our Supply Chain Solutions division purchases were sourced from five key suppliers and 43% of our Intelligent Robotics and RFID purchases were sourced from five other key suppliers.

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with any of these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative supplier can be procured.

In particular, 17% of our Supply Chain Solutions division purchases in the year 2020 were sourced from Positronics Manufacturing Company, which we represent in Israel. These purchases amounted to $2.5 million. Positronics has recently announced that it has been acquired by Amphenol Corporation. A disruption in our business relationship with Positronic could have a material adverse effect on the business, financial condition and results of operations of our Supply Chain Solutions division.

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel, mainly our CEO, Eyal Cohen and our President Zelicovsky. In addition, there is significant competition for employees with technical, operational and sales expertise in our industry.

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

During 2019 and 2020, the Company recorded an impairment loss of Goodwill and Intangible assets related to the acquisition of Imdecol’s business operations in the amount of $1,085 thousand and $873 thousand, respectfully. For further information see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2020.

The success of our Intelligent Robotics division depends on our ability to penetrate the US market

Since our acquisition of Imdecol’s business operations, which comprises our Intelligent Robotics divisions, we have recorded substantial losses of several million dollars. We believe that our ability to turn around this business depends on our successful penetration of the US market. We were not able to successfully achieve this goal in 2020 and there is no assurance that we will do so in 2021. Failure to timely generate substantial revenues for the Intelligent Robotics division from the US market would have a material adverse effect on our business and financial results.

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

The balance of allowance for bad debt recorded on our financial statements as of December 31, 2020 amounted to $15,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

A substantial part of the sales of our Supply Chain Solutions division is to the Far East and India. A decline in our sales to the Far East or India would have a material adverse effect on our business and financial results.

In 2020, revenues derived from the sales of our Supply Chain Solutions division to the Far East and India accounted to $5.8 million, or 17.3 % of our total revenues. Sales to the Far East and India could decline due to changes in market demand or for political reasons. Should our sales to the Far East or India, be subject to substantial declines, our business and financial results will be adversely affected.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2020 and 2019, the NIS appreciated against the dollar by approximately 6.9% and approximately 7.8%, respectively. In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8% and in 2016 the NIS appreciated against the dollar by 1.5%. In 2020 there was annual deflation in Israel of 0.7%. In 2019, the inflation rate in Israel was 0.6%. In 2018 the inflation rate was 0.8% and in 2017 there was annual deflation of 0.4%. In 2016, annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and 2016, and increased in 2020, 2019 and 2017. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. Since January of 2020, COVID-19 has spread globally, including in Israel. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.72 million at December 31, 2020. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

Pursuant to the Standby Equity Distribution Agreement, dated as May 8, 2017, (the “2017 SEDA”), (see “Item 5B – Liquidity and Capital Resources” below) we have the right to sell, over a period of up to 4 years, Ordinary Shares to YA II for up to a total purchase price of $2,000,000, out of which $1,000,000, remain available as of March 31, 2021. The resale by YA II of the Ordinary shares that we issue to it under the 2017 SEDA could cause the market price of our Ordinary Shares to decline. At December 31, 2020, the Company doesn't anticipate to further utilize this equity line.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2020 through March 15, 2021, the daily closing price of our Ordinary Shares in Nasdaq has ranged from $1.99 to $3.99 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

Future sales of our Ordinary Shares, whether by us or our shareholders, could cause our stock price to decline.

If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our Ordinary Shares in the public market, the trading price of our Ordinary Shares could decline significantly. Similarly, the perception in the public market that our shareholders might sell Ordinary Shares could also depress the market price of our Ordinary Shares. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities. In addition, the issuance and sale by us of additional Ordinary Shares or securities convertible into or exercisable for our Ordinary Shares, or the perception that we will issue such securities, could reduce the trading price for our Ordinary Shares as well as make future sales of equity securities by us less attractive or not feasible. The sale of Ordinary Shares issued upon the exercise of our outstanding options and warrants could further dilute the holdings of our then existing shareholders.

Our Ordinary Shares may be delisted from the Nasdaq Stock Market as a result of our failure to meet the Nasdaq Capital Market continued listing requirements.

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

We rely on the foreign private issuer exemption for certain corporate governance requirements under the Nasdaq Stock Market Rules. This may afford less protection to holders of our Ordinary Shares.

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

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our commercial websites are: Supply Chain Division - www.odem.co.il; Intelligent Robotics Division www.imdecol.com and RFID Division www.dimex.co.il. The information contained on, or linked from, our websites is not a part of this report.

On December 16, 2020, our general meeting of shareholders approved an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital and the cancellation of the nominal value of the Ordinary Shares. Following such approval, the Company’s authorized share capital is 8,000,000 Ordinary Shares, of no nominal value.

We operate our business through three divisions:

●	Our Intelligent Robotics Division offers comprehensive technological solutions for increasing productivity in industrial and logistics processes.

In June 2019, the Company acquired the business operations of Imdecol Ltd (“Imdecol”), in order to expand the Company’s technological capabilities and exposure to international markets, and take advantage of the increasing demand from manufacturers for improvements in the productivity of their production lines.

●	Our RFID Division offers comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. The division also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities.

In January 2016, the Company completed the acquisition of the assets of iDnext Ltd. and its subsidiary Next-Line Ltd., which offers on-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

●	Our Supply Chain Division – offers electro-mechanical components, mainly to customers in the aerospace, defense and other industries worldwide that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

4B.	Business Overview

Effective January 1, 2020, BOS manages its business in three reportable segments: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers, government and livestock markets. The Company’s Supply Chain Solutions customers include, among others, Fokker Elmo and Sasmos Interconnection Systems Ltd. from the Indian market, C&O Telecom (H.K) Co., Limited from the Chinese market and Refael and the Israel Aerospace Industries from the Israeli market. The Company’s Intelligent Robotics customers include, among others, SodaStream International Ltd., Tessy Plastics Inc., Phoenix Paper Packaging Mexico S. de R.L. de C.V. The Company's RFID Division customers include Shufersal Ltd., Hamashbir Lazarchan Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd. and Gotex Brands and Tnuva Ltd.

BOS’ Product Offerings

Intelligent Robotics Division

The Intelligent Robotics Division offers comprehensive technological solutions for increasing productivity in industrial and logistic processes.

The Intelligent Robotics Division has expertise in the manufacturing of In-Mould Labelling (“IML”) robotic systems and in Downstream Automation. In-Mould labelling is the use of paper or plastic labels during the manufacturing of containers by blow molding, injection molding, or thermoforming processes. The label is an integral part of the final product, which is then delivered as a pre-decorated item.

Downstream Automation is the process starting after the injection mould process ends through the packing of the mould. This process includes takeout of the mould from the injection/blow machine, vision inspection and assembly (in case of several moulds, also stacking, sleeving, and placing into a box). There are currently more than 500 installations of our IML robots worldwide (including installation of Imdecol Ltd. prior to our acquisition of its business operations).

In 2020, 8.0 % of our revenues were attributed to sales generated from the Company’s Intelligent Robotics Division.

RFID Division

RFID (Radio Frequency Identification) refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

The RFID division offers comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. The division also offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities.

The Company’s RFID Division purchases equipment of leading global manufacturers. Such manufacturers include Zebra Technologies Corp., DLog GmbH, Honeywell International Inc., Tadbik Ltd., Bibliotheca RFID Library Systems AG and Unique Technology Europe BV.

Specifically, the Company’s RFID Division offers the following products and services:

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

○	Automatic system for production line whereby manufacturing companies can track the progress and status of items on a production line. The solution is based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With this system, items entering the manufacturing plant are labeled with RFID tags or bar codes, which allow fixed readers, located along the production line, to record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

○	Automatic system to identify and track vehicles in a variety of transportation-related settings, such as automobile dealers, importers or distributors. By using RFID tags on their vehicles it enables companies to effectively manage, track, support and plan all day-to-day vehicle-related activities.

●	Services:

The Company’s RFID Division also provides complementary services such as:

○	A service lab that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans; and

○	On-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

In 2020, 37% of our revenues were attributed to sales generated from the Company’s RFID Division.

Supply Chain Solutions Division

The Company’s Supply Chain Solutions division offers electro-mechanical components, mainly to customers in the aerospace, defense and other industries worldwide and is a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

These services of the Supply Chain division include:

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

The Company’s Supply Chain Solutions division represents and distributes engineering designs for sale on a non-exclusive basis to, among others, International Rectifier Inc., Powell Electronics, Positronic Global Connector Solutions, Sensata Technologies Inc., Integrated Power Designs, Inc., Netpower, Switchcraft Inc., First Sensor A.G., Fema Electronics Corporation, SGC Technologies Inc. and Civue Optotech Inc.

In 2020, 55% of our revenues were attributed to sales of the Supply Chain Solutions division.

Marketing, Distribution and Sales

Intelligent Robotics Division

The Company markets its solutions primarily through a combination of direct sales and sales agents. In 2020, we established a sales office with a dedicated U.S. sales manager.

RFID Division

The Company markets its solutions primarily to medium and large sized corporations through a combination of direct sales and sales agents.

Supply Chain Solutions Division

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2020	%	2019	%	2018	%
Israel	24,369	72	$23,493	69	$22,990	70
Far East	3,831	11	$5,055	15	$3,800	12
India	2,375	7	$3,624	11	$4,209	13
America	2,449	8	$901	3	$1,189	4
Europe	527	2	$744	2	$462	1
Total Revenues	33,551	100	$33,817	100	$32,650	100

Sales by quarters

	2020	%	2019	%	2018	%
Q1	7,467	22	$7,763	23	$8,291	25
Q2	7,478	22	$8,786	26	$7,552	23
Q3	8,180	24	$7,914	23	$7,714	24
Q4	10,426	32	$9,354	28	$9,093	28
Total Revenues	33,551	100	$33,817	100	$32,650	100

Sales by divisions

	2020	%	2019	%	2018	%
Intelligent Robotics Division	$2,502	8	$826	3	$-	-
RFID Division	$12,455	37	$13,241	39	$14,445	44
Supply Chain Division	$18,594	55	$19,750	58	$18,205	56
Intercompany	-		$-	-	$-
Total Revenues	$33,551	100	$33,817	100	$32,650	100

Competition

Intelligent Robotics Division

Our Intelligent Robotics Division primary target market is the US market. Main competitors in this territory include Muller Technology CO Inc., Beck Automation AG, Pagès Group SAS and Ilseman GMBH.

RFID Division

The RFID market is subject to rapidly changing technology and evolving standards incorporated into robots, mobile equipment, Enterprise Resource Planning systems, computer networks and host computers. As the market grows, so does the number of competitors. A few of the competitors have greater financial, marketing and technological resources than BOS.

In Israel, the Company’s main competitors in the RFID market are eWave mobile Ltd., Dannet Advanced Technologies Ltd., Globe Tag Ltd, Automatica Ltd. and GBIM Automation and Robotics Ltd.

In the international market, the Company’s competitors consist of mainly Beck Automation AG, Pagès Group, Gereedschappenfabriek Van den Brink B.V.

Supply Chain Solutions Division

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

We currently have more than 500 installations of Imdecol IML robots worldwide (most of which were installed prior to our acquisition of Imdecol), and believe we are well-positioned to aggressively market our capabilities to U.S. manufacturers that we are targeting as our primary market for IML robots. With this in mind, we established a Dallas sales office with a dedicated U.S. sales manager, so that we may more readily capitalize on new opportunities in the United States to increase our market share and drive growth.

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

The Company’s wholly owned subsidiaries include:

In Israel:

(1)      BOS-Dimex, an Israeli corporation, part of the Intelligent Robotics division and RFID division;

(2)      BOS-Odem, an Israeli corporation, part of the Supply Chain Solutions division;

In the United States:

(1)      Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion/Rosh Ha'ain	2,831	Through April 2023 (excluding extension options)

Our average monthly rental fees for the year 2020 and for the year 2019 amounted to $29,000 $and $25,000, respectively. This increase is attributed mainly to the purchase of the business operations of Imdecol. The Imdecol plant and offices are located in Rosh Ha’ain, and are approximately 710 square meters.

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

Overview

BOS is a global provider of Intelligent Robotics and Supply Chain solutions for enterprises, and manages its business in three reportable divisions: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

Revenues

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method to all contracts that were not completed on the effective date of ASC 606. Among others, the Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized. However, there were no significant changes to the timing or pattern of revenue recognition of any of the revenue streams of the Company under ASC 606 and those that were previously reported under ASC 605. Accordingly, the adoption of ASC 606 did not have a material effect on the consolidated statements of operations and balance sheets.

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

The Company transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if any of the following criteria is met: a. The customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs, b. The Company’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced, or c. The Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment for performance completed to date. If none of the above criteria for satisfying a performance obligation over time are met, the performance obligation is considered as satisfied at a point in time (such as upon shipment of a completed robotics and automation project).

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer. If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. With respect to contracts that contain multiple performance obligations such as different products or products and services, the Company performs an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the direct sale to customers of products such as electro-mechanical components and Automatic Identification Data Capture hardware manufactured by third parties. Revenues from sales of products are recognized at the point of time when the control of the product is transferred on to the customer, mostly upon delivery to the customer, either at the Company’s premises, to the customer’s carrier or to the customer’s premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the renewal period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: a. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, b. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

Revenues from service contracts sold to customers within a single contractually binding arrangement together with products, were determined to be distinct and therefore, are accounted for revenue recognition purposes, as a separate performance obligation. Accordingly, the amount attributed to the service contract is deferred and recognized over time, on a straight-line basis over the contract’s period, as the services are mostly time-based support services.

Revenues from operating services and parts and product sales are recorded upon providing the service or delivery of the products and parts.

Revenues from robotics and automation projects are recognized at a point in time and upon shipment of the completed project, as the control of such project is not eligible to be considered as transferred over time.

Robotics and automation projects’ costs include direct material, labor, and indirect costs. Selling, marketing, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

Costs and Operating Expenses

Our costs associated with a particular project may vary significantly depending on the specific requirements of the customer, the terms of the agreement, as well as on the nature of the products. As a result, our gross profits from each project may vary significantly.

In August 2012, we entered into a cooperation agreement with an independent software development company for the maintenance, development and support of our software solutions. The selling and marketing of the software solutions continues to be performed by our RFID Division.

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

a.

Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2020 inventory write-offs amounted to $103.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2020 the remaining intangible assets were comprised mainly of costumer relationship.

During the years ended December 31, 2020 and December 31, 2019 the Company recognized an impairment loss related to intangible assets in an amount of $517, and $356, respectively. For further information, see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2020.

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

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. As required by ASC 350, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04, when the Company decided or was required to perform the two-step goodwill impairment test, in the first step, or “Step 1”, the Company compared the fair value of each reporting unit to its carrying value. If the fair value exceeded the carrying value of the net assets, goodwill was considered not to be impaired, and the Company was not required to perform further testing. If the carrying value of the net assets exceeded the fair value, then the Company was required to perform the second step, or “Step 2”, of the impairment test in order to determine the implied fair value of goodwill. In such circumstances, an impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value.

To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

Commencing upon the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, when the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit.

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.6 thousand. The Company performed an impairment analysis as of December 31, 2020 and 2019, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

Intelligent Robotics Division:

Under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019) there is one reporting unit with an allocated goodwill amount of approximately $ 471 thousand (before the impairment loss recorded in the year ended December 31, 2020).

The Company performed an impairment analysis as of December 31, 2020 and 2019, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. The analysis resulted in an impairment loss of goodwill with respect to such unit in an amount of $471 and $614, respectively.

The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

d.	Revenue Recognition:

The Company’s revenue recognition policies are discussed above under “Overview.”

Legal Contingencies

As of December 31, 2020, the Company is not party to any legal proceedings.

a.	On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claimed that the Company misrepresented the physical status of the sold premises. The Company rejected the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding the claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court. In July 2020 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a payment of NIS 70,000 ($21,773) to the Plaintiff.

b.	On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s prior Chairman Yosi Lahad, the Company’s prior Co-CEO, Yuval Viner, the Company’s then Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

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

Comparison of 2020 to 2019

Consolidated revenues for the year 2020 amounted to $33.6 million compared to $33.8 million in the year 2019. The Supply Chain division’s revenues decreased to $18.6 million in the year 2020 from $19.8 million in the year 2019, as a result of a decrease of 30% in the sales to the Far East and India in the year 2020 as compared to the year 2019. The slowdown in the revenues of the Supply Chain division from the Far East and India is due to the gradual ending of several long term contracts with customers in those areas, while no significant contracts were renewed. Revenues of our Intelligent Robotics division increased from $826,000 in year 2019 to $2.5 million in year 2020, and we expect this trend of growth to continue in year 2021 as well. The Intelligent Robotics division recognizes revenues upon delivery of a completed project, which may take about six months to complete, and may cause fluctuations in annual revenues, depending upon the timing of particular projects. Sales of our RFID division decreased by 6% to $12.5 million in the year 2020, which we believe resulted from a slowdown in commercial activity due to the COVID pandemic.

Gross profit for 2020 was $6.12 million (a gross margin of 18.0%) as compared to $6.66 million (a gross margin of 19.6%) for 2019. The decrease in the gross profit margin was attributed to a gross loss of the Intelligent Robotics division in the amount of $871 as compared to a breakeven in year 2019. The gross loss of the Intelligent Robotics division is a result of wrong pricing and poor production performance. Since the date of the acquisition of the Intelligent Robotic division we have implemented controls on pricing and improved the production process. We believe these actions will lead to a gross profit in this division in year 2021.

Sales and Marketing expenses of year 2020 amounted to $3.92 million compared to $4.1 million in year 2019. Although the acquisition of the Intelligent Robotic division was in the second half of year 2019, the sales and marketing expenses in year 2020 remained roughly the same as year 2019 due to reduction in the sales expenses of the RFID division.

General and administrative expenses decreased to $1.74 million in 2020 from $2.25 million in 2019. The decrease in expenses was primarily due to the non-reoccurrence in year 2020 of the following expenses from the year 2019:

●	Acquisition expenses in the amount of $138,000 attributed to the Intelligent Robotics business that was acquired from Imdecol on June 1, 2019.

●	Costs of $88,000 related to a special shareholders’ meeting.

●	Costs of $72,000 attributed to the resignation of the Co-CEO, Mr. Yuval Viner.

During the years ended December 31, 2020 and December 31, 2019 the Company recognized an impairment loss related to intangible assets and goodwill of the Intelligent Robotics division in an amount of $988,000 and $970,000, respectively.

Financial expenses increased to $348,000 in year 2020 from $330,000 in year 2019.

Net loss for year 2020 was $960,000 as compared to a net loss of $913,000 in 2019. The basic and diluted net loss per share in 2020 was $0.22, compared to a basic and diluted net loss per share of $0.23 in 2019.

For a discussion of our financial statements for the year 2018 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 1, 2019.

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

Impact of Inflation and Currency Fluctuations

In 2020 and 2019, the NIS depreciated against the dollar by approximately 6.9% and approximately 7.8%, respectively, while in 2018 the NIS depreciated against the dollar by approximately 8.1%. In 2017, the NIS appreciated against the dollar by 9.8% and in 2016 the NIS appreciated against the dollar by 1.5%. In the year ended December 31, 2020 there was annual deflation in Israel of 0.7%. In the years 2019, 2018 and 2017, the inflation rate in Israel was 0.6%, 0.8% and 0.4%, respectively. In 2016, annual deflation was 0.2%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and increased in 2020, 2019, 2017 and 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 25% in 2016 and 24% in 2017.  Commencing January 1, 2018 the corporate tax rate is 23%.

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

In the year ended December 31, 2020, the Company had net loss of $960,000 as compared to net loss of $913,000 in the year 2019 and net income of $990,000 in the year 2018. In the year ended December 31, 2020, the Company generated a positive cash flow from operating activities amounting to $1,058,000 as compared to a negative cash flow from operating activities amounting to $915,000 in 2019 and a positive cash flow from operating activities amounting to $743,000 in 2018. The Company’s cash and cash equivalents amounted to $1,036,000 as of December 31, 2020. The Company had a positive working capital of $7,621,000, $7, 632,000 and $7, 637,000, as of December 31, 2020, December 31, 2019, and December 31, 2018, respectively.

 We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2020, we had $1.2 million in long-term debt (net of current maturities of $815,000) and no short term bank loans.

In February 2020, Ruby-Tech Inc., a wholly owned subsidiary of BOS-Odem entered into an agreement for a loan from YA II in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum, is not secured and is guaranteed by BOS-Odem and by the Company. The loan was repaid in 12 monthly installments of principal and interest. BOS issued to YA II warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share. If at the time of exercise the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants shall be exercisable for a period of two years from issuance. The Company paid to YA II a commitment fee of $15,000.

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

On January 4, 2021 the Company entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants at a combined purchase price of $2.50 in a registered direct offering, which resulted in gross proceeds of $2 million. The Warrants have an exercise price of $2.75 per Ordinary Share.

On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 ordinary shares at a price of $2.50 per share, resulting in gross proceeds of $1 million. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per ordinary share. The warrants are exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent.

In May 2017, the Company entered into the 2017 SEDA with YA II. The 2017 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA II is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a 4-year commitment period. The Company issued 67,307 shares to YA Global II SPV, LLC as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2017 SEDA. The Ordinary Shares to be issued to YA II under the 2017 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2017 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA II of any shares to be issued to YA II under the 2017 SEDA. As of March 15, 2021, $1,000,000 has been drawn on this equity line for which the Company has issued an aggregate of 396,138 Ordinary Shares. The Company has an effective registration statement covering the resale by YA II of up to 878,161 Ordinary Shares that the Company may sell to YA II under the 2017 SEDA (including Ordinary Shares which have been issued as of March 15, 2021. The 2017 SEDA will expire on May 8, 2021 and the Company does not anticipate that it will utilize the remaining $1,000,000 available under it.

On December 16, 2020, our general meeting of shareholders approved an increase of 2,000,000 Ordinary Shares in the Company’s authorized share capital and the cancellation of the nominal value of the Ordinary Shares. Following such approval, the Company’s authorized share capital is 8,000,000 Ordinary Shares, of no nominal value.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our on-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2020, our trade receivables’ and trade payables’ aging days were 100 and 98 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $7,621,000 as of December 31, 2020. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by (used in) operating activities was $1,058,000 in 2020 and $(915,000) in 2019 and $743,000 in 2018.

Net cash provided by (used in) investment activities in year 2020 amounted to $71,000. Net cash used in investment activities in 2019 amounted to $(2,220,000) and included $1,895,000 of consideration for the acquisition of the business operations of Imdecol. Net cash used in investment activities in 2018 amounted to $(689,000).

Net cash used in financing activities in 2020 amounted to $532,000. Net cash provided by financing activities in 2019 amounted to $1,972,000 and included $1,498,000 received from issuance of Ordinary shares of the Company. Net cash used in financing activities in 2018 amounted to $(92,000).

5C.	Research and Development

Since August 2012 and following a cooperation agreement the Company entered into with an independent software development company for the maintenance, development and support of our software solutions, the Company has no research and development expenses. The selling and marketing of the software solutions continues to be performed by our RFID division.

5D.	Trend Information

BOS’ vision is to become a leading manufacturer and integrator of automation systems for industrial and logistics processes. We anticipate that the contribution of the Intelligent Robotics division to our revenues will increase as we expand our business in the United States. The RFID division’s revenues are expected to grow as a result of expanding its technological product offering to logistic processes in the Israeli market, with the technological support from the Intelligent Robotics division. We further expect that the trend of a decrease in the revenues of the Supply Chain division that we saw through the years 2018-2020 will continue. The reason for this downwards trend is the gradual ending of several long-term contracts with customers in India and the Far East while no significant contracts were renewed.

5E.	Off-Balance Sheet Arrangements

Not applicable.

5F.	Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2020, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term loans (1)	$2,031	$815	$1,216	$-	$-
Accrued severance pay (2)	364	-	-	-	364
Operating lease – facilities and cars(3)	957	363	450	144	-
Purchase obligation for service and inventory	7,178	7,038	140	-	-
Total	$10,530	$8,216	$1,806	$144	$364

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities in order to refinance Company’s loans with Bank Beinleumi.

(2)	The time for payment of the severance cannot be predicted.

(3)	The Company has pre-paid the last instalment of each of the motor vehicles as a deposit.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Ziv Dekel (*)(1)	55	Chairman of the Board of Directors (Class C)
Ms. Odelia Levanon (*)(2)	56	Director (Class B)
Mr. Michael Osborne (3)	49	Director (Class A)
Mr. Yaron Eldad(*)(4)		Chairman of Audit and Compensation Committees (Class A)
Mr. Eyal Cohen	50	Chief Executive Officer and Director (Class B)
Mr. Avidan Zelicovsky	50	President
Mr. Moshe Zeltzer	40	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Class C- Elected for a 3-year term.

(2)	Class B - Elected for a 2-year term.

(3)	Class A- Elected for a 1-year term.

(4)	Mr. Eldad was appointed by the Board of Directors of the Company to serve as a director until the next annual meeting of the shareholders of the Company pursuant to Article 16.3 of the Company’s Articles of Association.

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

Mr. Yaron Eldad joined our Board of Directors in January 2021 and was appointed Chairman of the Audit Committee and Compensation Committee. Since 2010, Mr. Eldad has been serving as the CEO and CFO of Yamba Group Ltd, an international trading company specializing in consumer electronic products. From 2008 until 2010, Mr. Eldad has served as the CFO at Recoly NV, and from 1995 until 2008 as the CFO at e-SIM Ltd. Mr. Eldad holds a Master’s Degree in Business Administration (strategic management) from the Hebrew University, an M.A in law from the Bar Ilan University, and a B.A in Economics and Accounting from the Ben Gurion University. The Company’s Board has determined that Mr. Eldad is an independent director and a financial expert in accordance with the SEC and Nasdaq rules.

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

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021, Prior to joining the Company, during the years 2018-2020, Mr. Zeltzer was a controller at Eltek Ltd. (Nasdaq: ELTK). Between the years 2012 and 2018, Moshe served as a controller at Metropolinet Ltd. and between the years 2007-2012 was an auditor with BDO Israel. Mr. Zeltzer holds a B.A. in Economics and Business Administration from the Ariel University and an Accounting Certificate from the Bar-Ilan University and is a Certified Public Accountant.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2020. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, stock-based compensation, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 11 persons).	$577	$93

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

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the Compensation Committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of a company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our Compensation Policy was approved by a Compensation Majority on December 16, 2020.

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

In accordance with the approval of our shareholders in October 2019, directors who are not employees or service providers of the Company are entitled to receive annual compensation of NIS 29,270 (approximately $9,104), paid on a quarterly basis, and an additional NIS 2,175 (approximately $676) for each board and board committee meeting attended (or 60% of the attendance fee for a board meeting held via teleconference or 50% of such fee for a meeting held without convening).

In addition, in October 2019 our shareholders approved a grant to each of our directors of options to purchase 7,500 Ordinary Shares. The options shall be granted to those directors elected or re-elected by the shareholders provided that three years have lapsed since the Company’s previous grant of options to such director, and to future directors to be elected for the first time to the Board of Directors. The grant date will be the date of approval of appointment or reappointment of the director at the shareholders meeting.

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

The Compensation of the directors is in compliance with the Company’s Compensation policy.

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

Chairman

On December 2020 our shareholders approved a grant of 20,000 options to purchase Ordinary Shares to the Company’s Chairman, Mr. Ziv Dekel. The grant of options is in addition to the monetary compensation Mr. Ziv Dekel receives as a director, and which was approved by the shareholders in October 2019.

The options were granted pursuant to the Company’s 2003 Share Option Plan and have the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the Grant Date.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that Mr. Dekel is still serving as the Chairman at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the Grant Date and shall be exercisable during that period as long as the Chairman holds office, or within 90 days following termination of his position, with certain exceptions in the case of the death or disability.

Executive Officers

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer, or CEO, or its Chief Financial Officer, or CFO, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the Board of Directors and, with respect to the CEO, the Company’s shareholders by the Compensation Majority.

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

Set forth below is the compensation of our executives in respect of the year ended December 31, 2020 and to date:

CEO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $13,000) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

On March 29, 2021, our Board approved a special bonus of two monthly salaries ( a total of NIS88,944 or approximately $26,000) to Mr. Cohen for personal achievement, in accordance with our Compensation Policy.

The entire bonus to Mr. Cohen shall paid by issuance of 7,188 shares of the Company. The price per share is based on the weighted average closing price of the Company’s shares on Nasdaq during the 20 trading days preceding the date of the approval of the bonus by the Board.

As provided in our Compensation Policy, the total annual bonus for the Chief Executive Officer and is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer and Chief Financial Officer by up to 20%, at its discretion.

Options:

Mr. Cohen was not granted any options in 2020.

CFO, Ms. Hagit Vizner:

Monthly Salary:

A gross monthly base salary of NIS 18,000 (approximately $5,200).

Options:

Ms. Hagit Vizner was granted 15,000 options to purchase Ordinary Shares under the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the grant date.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the of the date of approval of the grant by the shareholders of the Company, provided that Ms. Vizner is still engaged with the Company at the applicable vesting date.

●	The options shall expire on the fifth anniversary of the date of grant.

On February 10, 2021 Ms. Vizner stepped down from her position as the Company’s CFO and as a result the options that were granted to her expired.

CFO, Mr. Moshe Zeltzer:

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021.

Monthly Salary:

A gross monthly base salary of NIS 25,000 (approximately $7,300) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

On February 19, 2021 the Company’s Board of Directors approved a grant to Mr. Zeltzer of options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the Nasdaq during the 20 trading days preceding the grant date.

●	Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the date of approval of the grant date.

President Mr. Avidan Zelicovsky

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $13,000) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

On March 29, 2021, our Board approved a special bonus of two monthly salaries (NIS 88,944 or approximately $ 26,000) to Mr. Zelicovsky for personal achievement, in accordance with our Compensation Policy.

Options:

Mr. Zelicovsky was not granted any options in 2020.

For additional information on the compensation of our directors and management see our proxy statement filed with the SEC under Form 6-K on November 4, 2020.

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

At the December 16, 2020 annual shareholders meeting, the director elected upon the lapse of his term was elected to serve a three-year term, and until his or her respective successor is elected and qualified.

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

Nasdaq Marketplace Rules require that the board of directors of a Nasdaq-listed company have a majority of independent directors, within the meaning of Nasdaq rules. Our Board of Directors has determined that Messrs. Dekel, Eldad, Osborne and Ms. Levanon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements. In accordance with Nasdaq Rules, our independent directors conduct executive sessions at least twice a year.

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

Audit Committee:

Under the Israeli Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee currently consists of Yaron Eldad, Odelia Levanon and Ziv Dekel. The chairperson of the audit committee is Yaron Eldad.

Under the Nasdaq Rules we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

The Company has determined that all the members of its audit committee meet the applicable Nasdaq Capital Market and SEC independence standards.

Mr. Yaron Eldad is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Rules.

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

Under the Nasdaq Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee currently consists of Yaron Eldad, Ziv Dekel and Odelia Levanon. The chairperson of the compensation committee is Yaron Eldad.

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

BDO Consulting Group, BDO Israel’s consulting arm, serves as our internal auditor.

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

As of March 15, 2021, we had 88 employees, of whom 87 are located in Israel and one is located in the USA. Of these 88 employees: 10 employees are in general and administrative positions, 15 employees are in marketing and sales, 21 employees are employed as technicians, 6 employees are employed as engineers, 9 employees are in the manufacturing department and 27 employees are in operating activities.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2021 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 5,193,663 ordinary shares outstanding as of March 15, 2021.

As of March 15, 2021 shares and options held by our officers and directors, then consisting of 6 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Eyal Cohen	Chief Executive Officer	74,160	1.4%
Avidan Zelicovsky	President	-	0%
Ziv Dekel	Chairman	15,988	0.3%
Yaron Eldad	Director	-	0%
Michael Osborne	Director	4,500	0.1%
Odelia Levanon	Director	5,349	0.1%

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In July 18, 2018, the Company’s shareholders approved (i) an increase of the number of Ordinary Shares available for issuance under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options.

Under the Plan, the terms and conditions of the options and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

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

As of March 15, 2021, we had 180,500 options outstanding under the Plan (of which 49,668 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.118		74,166
$2.131		7,167
$2.176		10,000
$2.388		41,667
$2.433		7,500
$2.775		20,000
$3.195		20,000
	Total	180,500

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

To the Company’s knowledge, Todd M. Felte owns 845,700 Ordinary Shares, representing as of March 15, 2021, 16.3% of the issued and outstanding Ordinary Shares(1). As of March 15, 2021, no other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below

Holdings as of:	December 31, 2018	December 31, 2019	December 31, 2020	March 15, 2021
Todd M. Felte(1)	N/A	N/A	845,700	845,700

(1)	According to a 13G report from January 25, 2021 which contained information with respect to Mr. Felte’s share ownership as of December 31, 2020.

As of March 15, 2021, there were 53 record holders of Ordinary Shares, of which 8 were registered with addresses in the United States, representing approximately 96% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Intercompany Payments

During each of the years 2019 and 2020 the Company charged each of its subsidiaries, Odem and Dimex, $350,000 for their share of corporate overhead.

Since January 2018 until March 15, 2021, the Company has raised $4.2 million, all of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 16, 2020, the Companies shareholders approved the Companies Compensation Policy which stipulates that the Company may purchase directors’ and officers’ liability insurance at a coverage of up to $5 million per event and per period, irrespective of the cost of the annual premium.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2020	$9,182,000	27%
2019	$10,324,000	31%
2018	$9,660,000	30%

Legal Proceedings

As of December 31, 2020 The Company is not party to any legal proceedings

a. On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claimed that the Company misrepresented the physical status of the sold premises. The Company rejected the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding the claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court. On February 17, 2020 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a certain payment of NIS 70,000 to the Plaintiff.

b. On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s prior Chairman Yosi Lahad, the Company’s prior Co-CEO, Yuval Viner, the Company’s Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

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

In March 2002, the Company adopted new articles of association (“Articles of Association”), in view of the Israeli Companies Law. Since then, certain articles of the Articles of Association have been amended, most recently in December 2020, to increase the Company’s authorized share capital and to cancel the nominal value of the Ordinary Shares. Corresponding amendment were effected in the Company’s Memorandum of Association (“Memorandum”).

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

(a)	Dividends, Rights to Share in the Company’s Profits and Rights to Share in any Surplus upon Liquidation

All holders of paid-up Ordinary Shares of the Company have an equal right to participate in the distribution of (i) dividends, whether by cash or by bonus shares; (ii) Company assets; and (iii) the Company’s surplus assets upon winding up, all pro rata to the number of shares held by them.

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

To the extent that the discussion is based on tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to holders or purchasers of our ordinary shares in light of their particular circumstances, or certain types of holders or purchasers of our ordinary shares subject to special tax treatment. Examples of this kind of investor traders in securities and persons that own, directly or indirectly, 10% or more of our outstanding voting capital, who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

Israeli Tax Considerations

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

Special Provisions Relating to Tax Reporting in United States Dollars

The Company and its subsidiaries, respectively, have elected to measure their taxable income and file their Israeli tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Effective January 2018 and thereafter, the Israeli corporate tax rate is 23%.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or an applicable tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between “real capital gain” and “inflationary surplus”. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The “real capital gain” is the excess of the total capital gain over the “inflationary surplus”. Inflationary surplus is currently not subject to tax in Israel.

Taxation of Israeli Residents Shareholders

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such individual shareholder is considered a “substantial shareholder” the time of sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any “means of control” in the company. “Means of control” generally include the right to vote, receive profits, receive assets upon liquidation, nominate a director or an executive officer, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by an Israeli resident corporation is generally subject to the corporate tax rate (currently 23%).

Taxation of Non-Israeli Residents Shareholders

Non-Israeli residents, both companies and individuals, are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided, among other conditions, that such capital gains are not attributable to a permanent establishment of the shareholder maintained in Israel, and the shares are not traded on the Tel Aviv Stock Exchange on the date of their sale. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the treaty between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the capital gains from such sale, exchange or disposition can be attributed to a permanent establishment in Israel, (iii) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; (iv) the capital gains arising from such sale, exchange or disposition is attributed to royalties, or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Therefore, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale.

Taxation of Dividends Paid on our Ordinary Shares

The following discussion refers to dividends paid on our ordinary shares. We cannot assure you that, in the event we declare a dividend, we will designate the profits that we distribute in a way that will reduce shareholders’ tax liability.

Taxation of Israeli Residents Shareholders on Receipt of Dividends

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares. The tax rate generally applicable to such dividends is 25%, or 30% for an individual shareholder that is considered a substantial shareholder (described above) at any time during the 12-month period preceding such distribution. Israeli resident companies are generally exempt from income tax from dividends sourced from income produced or accrued in Israel, received directly or indirectly from another company that is subject to Israeli corporate tax.

Taxation of Non-Israeli Residents Shareholders on Receipt of Dividends

Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a substantial shareholder (described above) at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a significant shareholder). The tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the U.S.-Israel Tax Treaty, the following withholding rates will apply with respect to dividends distributed by an Israeli resident company to a U.S. resident entitled to claim the benefits of the Treaty: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or Benefited Enterprise — the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority and (iii) in all other cases, the withholding tax rate is 25%.

A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that the recipient is not otherwise required to file a tax return in Israel.

Israeli Transfer Pricing Regulations

Section 85A of the Tax Ordinance and the transfer pricing regulations require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeds NIS 651,600 for 2020 and NIS 647,640 for 2021.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

Subject the discussion below under “Tax consequences if we are a passive foreign investment company,” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at preferential tax rates (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market); or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Section 246(c) of the Code, any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be considered a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so. In such case the dividend will be taxed at ordinary income rates.

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

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our Ordinary Shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Ordinary Shares; which is usually the cost to the U.S. holder of the Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be considered a long-term capital gain or loss if the U.S. holder had held the Ordinary Shares for more than one year at the time of the disposition and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Long-term capital gains of certain non-corporate shareholders are generally taxed at preferential rates (currently a maximum of 20%). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. An accrual method U.S. holder may avoid realizing a foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income of loss.

Net Investment Income Tax

Certain non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their “net investment income”, which may include dividends on, or capital gains recognized from, the disposition of, our Ordinary Shares. In each case, the 3.8% surtax applies only to the extent the U.S. holder’s total adjusted income exceeds certain thresholds. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Net Investment Income tax on their investment in our Ordinary Shares.

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income in a taxable year is passive income; or (ii) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents annuities and the excess of gains over losses from the disposition of certain assets which produce passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income.

Based on an analysis of our income, assets and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2020. However, there can be no assurance that the IRS will agree with our position or that the IRS could not successfully challenge our position. PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our Ordinary Shares which are relevant to this determination. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2021 or in a future taxable year.

If we are a PFIC, a U.S. holder of our Ordinary Shares could be subject to increased tax liability upon the sale or other disposition (including gain deemed recognized if the Ordinary Shares are used as security for a loan) of its Ordinary Shares or upon the receipt of distributions that are treated as “excess distributions”, which could result in a reduction in the after-tax return to such U.S. holder. In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of the Ordinary Shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the distributions that are excess distributions and any gain on the disposition of Ordinary Shares would be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to taxable years prior to the year of the disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. Furthermore, if we are a PFIC, each U.S. holder generally will be required to file an annual report with the IRS.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gains as capital gain, subject to a separate election to defer payment of taxes where such deferral is subject to an interest charge. There is no assurance we will provide such information as the IRS may require in order for U.S. holders to report income and gain under a QEF election, if we are a PFIC. Moreover, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Neither the Company nor its advisors have the duty to or will undertake to inform U.S. holders of changes in circumstances that would cause the Company to become a PFIC. The Company does not currently intend to take the action necessary for a U.S. holder to make a “qualified electing fund” election in the event the Company is determined to be a PFIC. Prospective investors should assume that a QEF election will not be available.

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Stock Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the Ordinary Shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. holder generally would be required to report gain or loss to the extent of the difference between the fair market value of the Ordinary Shares at the end of the taxable year and such U.S. holder’s tax basis in its Ordinary Shares at that time. Any gain under this computation, and any gain on an actual disposition of the Ordinary Shares in a year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the Ordinary Shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking Ordinary Shares to market will not be allowed, and any remaining loss from an actual disposition of Ordinary Shares generally would be capital loss. A U.S. holder’s tax basis in its Ordinary Shares is adjusted annually for any gain or loss recognized under a mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the Ordinary Shares in order for the Ordinary Shares to be considered “regularly traded” or that our Ordinary Shares will continue to trade on the Nasdaq Stock Market. Accordingly, there are no assurances that the Ordinary Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the Ordinary Shares no longer constitute “marketable stock”).

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

The U.S. federal income tax rules relating to PFICs are very complex. U.S. holders are strongly urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to our Ordinary Shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our Ordinary Shares.

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2019 and 2020, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to an income of $47,000, and an income of $47,000, respectively.

In addition, the Company previously entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial loss related to these contracts was $47 in each of the years 2019 and 2020.

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

The table below presents the account receivables balance by geographical market as of December 31, 2019 and December 31, 2020:

	2020	2019
Israel and others	$7,998,000	$8,052,000
India	636,000	1,394,000
Americas	390,000	322,000
Far East	38,000	237,000
Europe	110,000	58,000
	$9,172,000	$10,063,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $27 in year 2021.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2020, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2020, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

Item 16:  [Reserved]

Item 16A:  Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Yaron Eldad, the chairman of the audit committee, is an “audit committee financial expert”, as defined by the applicable SEC regulations.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2019 and 2020.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2019 and 2020. All of such fees were pre-approved by our audit committee.

On December 12, 2017, the Company terminated the engagement with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”).

	Year Ended December 31, 2020		Year Ended December 31, 2019
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$75,000	88%	$75,000	89%
All Other Fees – Grant Thornton (2)	$10,000	12%	$9,335	11%
Total	$85,000	100%	$84,335	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2020.

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

Item 16H:  Mine Safety Disclosures

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1*	Memorandum of Association, as amended.
1.2*	Articles of Association, as amended.
2.1*	Description of Securities.
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit B of the Company’s Proxy Statement on Form 6-K, filed on June 4, 2018).
4.2	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 1, 2019)
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
4.4	Standby Equity Distribution Agreement with YA II PN Ltd. dated May 8, 2017 (incorporated by reference to the Company’s report on Form 6-K, filed on May 9, 2017).
4.5	Form of Subordination Letters of the Company of BOS-Dimex Ltd. and of BOS-Odem Ltd. dated January 14, 2016 (translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 21, 2016).
4.7	Compensation Policy for Directors and Officers (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on November 4, 2020).
4.8	Note Purchase Agreement between Ruby Tech Inc. and YA II PN, LTD dated February 19, 2020; $600,000 Note issued by Ruby Tech Inc. to the Lender and Warrant to purchase up to 100,000 ordinary shares issued by B.O.S Better Online Solutions Ltd. to the Lender. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 31, 2020)
4.9	Securities Purchase Agreement dated May 16, 2019, by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on August 8, 2019).
4.10	Securities Purchase Agreement dated December 30, 2020 by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein and Form of Warrant (incorporated by reference to the Company’s Report on Form 6-K filed on January 4, 2021).
8.1	List of subsidiaries (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (ii) Consolidated Balance Sheets at December 31, 2020 and 2019; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: March 30, 2021

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

- - - - - - - - - - - -

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment analysis

Refer to Note 2j, and Note 8 to the consolidated financial statements. As of December 31, 2020, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of US $5.15 million that was allocated to two separate reporting units. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determined the fair value of its reporting units using the income approach, which utilizes a discounted cash flow model. The impairment test was based on a valuation performed by management with the assistance of a third party. Judgments and assumptions used in the discounted cash flow model included future revenues, operating income, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

The principal considerations for our determination that the goodwill impairment assessment is a critical audit matter are the high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate for the two reporting units. Given the subjective nature and judgment applied by management, auditing these estimates required a high degree of auditor judgment and an increased extent of effort including the use of specialists.

Our audit procedures related to the annual goodwill impairment analysis of the reporting units included the following, among others:

●	We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to management’s goodwill impairment tests, including controls over management forecasts of future revenue, short-term and long-term growth rates, operating income margins, and the determination of the discount rate.

●	We evaluated the appropriateness of the discounted cash flow model; tested the completeness, accuracy and relevance of underlying data used in the model; and evaluated the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate. Our evaluation involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) the consistency of the assumptions used with evidence obtained in other areas of the audit.

●	We utilized a valuation specialist to assess the appropriateness of the impairment methodology used and to assist us with testing key inputs and discount rate assumptions in the discounted cash flow model.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2017.

Tel-Aviv, Israel

March 30, 2021

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2020	2019
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,036	$339
Restricted cash deposits	140	240
Trade receivables (net of allowance for doubtful accounts of $15 and $32 at December 31, 2020 and 2019, respectively)	9,172	10,063
Other accounts receivable and prepaid expenses	1,311	1,273
Inventories	4,871	5,407

Total current assets	16,530	17,322

LONG-TERM ASSETS	59	155

PROPERTY AND EQUIPMENT, NET	956	1,257

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	767	720

OTHER INTANGIBLE ASSETS, NET	40	598

GOODWILL	4,676	5,147

Total assets	$23,028	$25,199

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2020	2019

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$815	$664
Operating lease liabilities, current	557	551
Trade payables	5,492	6,503
Employees and payroll accruals	985	1,007
Deferred revenues	601	517
Advances net of inventory in progress	68	29
Accrued expenses and other liabilities	391	419

Total current liabilities	8,909	9,690

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,216	2,041
Operating lease liabilities, non-current	367	289
Long-term deferred revenues	303	319
Accrued severance pay	364	303

Total long-term liabilities	2,250	2,952

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares: Authorized; 8,000,000 and 6,000,000 shares at December 31, 2020 and 2019, respectively; Issued and outstanding: 4,391,163 and 4,257,790 shares at December 31, 2020 and 2019, respectively and additional paid-in capital	82,827	82,545
Accumulated other comprehensive loss	(243)	(233)
Accumulated deficit	(70,715)	(69,755)

Total shareholders’ equity	11,869	12,557

Total liabilities and shareholders’ equity	$23,028	$25,199

The accompanying notes are an integral part of the consolidated financial statements.

March 29, 2021
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Revenues	$33,551	33,817	$32,650
Cost of revenues	27,433	27,159	25,907

Gross profit	6,118	6,658	6,743

Operating costs and expenses:
Research and development	112	-	-
Sales and marketing	3,922	4,064	3,705
General and administrative	1,747	2,255	1,834
Impairment of intangible assets	517	356	-
Impairment of goodwill	471	614	-

Total operating costs and expenses	6,769	7,289	5,539

Operating (loss) income	(651)	(631)	1,204
Other income	39
Financial expenses, net	(348)	(330)	(255)

Income before taxes on income (loss)	(960)	(961)	949
Taxes on income (tax benefit)	-	(48)	(41)

Net income (loss)	$(960)	(913)	$990

Basic and diluted net income (loss) per share	$(0.22)	(0.23)	$0.28
Shares (in thousands) used in calculation of earnings per share:

Basic	4,298	4,053	3,500
Diluted	4,298	4,059	3,500

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income (loss)	$(960)	(913)	$990

Cash flow hedging instruments:
Change in unrealized gains and losses	(57)	53	(76)
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	47	47	(37)

Other comprehensive income (loss)	(10)	100	(113)

Comprehensive income (loss)	$(970)	(813)	$877

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2018	3,356,689	$80,270	$(220)	$(69,832)	$10,218

Issuance of Ordinary Shares in connection with Standby Equity Distribution Agreement (see Note 16.a.1)	197,025	372	-	-	372
Expenses underlying shelf registration		(23)			(23)

Share-based compensation expense (see Note 16.a.2)	-	67	-	-	67
Other comprehensive loss	-	-	(113)	-	(113)

Net income	-	-	-	990	990

Balance at December 31, 2018	3,553,714	$80,686	$(333)	$(68,842)	$11,511

Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement (see Note 16.a.1)	158,023	465	-	-	465

Share based compensation expenses (see Note 16.a.2)	20,858	143	-	-	143
Issuance of Ordinary shares related to a Securities Purchase Agreement, net (see Note 16.a.3)	400,000	935	-	-	935
Exercise of options	125,195	316	-	-	316
Other comprehensive income	-	-	100	-	100
Net loss	-	-	-	(913)	(913)

Balance at December 31, 2019	4,257,790	$82,545	$(233)	$(69,755)	$12,557

Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement (see Note 16.a.1)	41,090	23	-	-	23
Share based compensation expense (see Note 16.a.2)	7,665	77	-	-	77
Expenses underlying shelf registration	-	(41)	-	-	(41)
Warrants underlying loan agreement (see Note 16.a.4)	-	30	-	-	30
Exercise of options	84,618	193	-	-	193
Other comprehensive loss	-	-	(10)	-	(10)
Net loss	-	-	-	(960)	(960)

Balance at December 31, 2020	4,391,163	82,827	(243)	(70,715)	11,869

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Cash flows from operating activities:
Net income (loss)	$(960)	(913)	$990

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	310	971	289
Impairment of goodwill and intangible assets	988	356	-
Loss (Gain) from sale and disposal of property and equipment	18	(10)	-
(Gain) from sale of shares	(57)	-	-
Interest and Currency fluctuation of loans	153	213	(225)
Severance pay, net	61	2	15
Share-based compensation expense	65	81	67
Decrease (Increase) in trade receivables, net	891	(1,970)	1,180
Decrease (Increase) in other accounts receivable and other assets	(30)	(357)	84
Decrease (Increase) in inventories	575	(2,125)	366
Increase (decrease) in trade payables	(1,011)	2,397	(1,845)
Increase (decrease) in employees and payroll accruals, advances deferred revenues, accrued expenses and other liabilities	55	440	(178)

Net cash provided by (used in) operating activities	1,058	(915)	743

Cash flows from investing activities:

Purchase of property and equipment	(84)	(335)	(689)
Proceeds from sale of property and equipment	98	10	-
Proceeds from sale of shares	57	-	-
Acquisition of Imdecol (Appendix B)	-	(1,895)	-

Net cash provided by (used in) investing activities	71	(2,220)	(689)

Cash flows from financing activities:

Proceeds from issuance of shares, net	102	1,498	377
Proceeds from exercise of options	193	316	-
Proceeds from short and long-term loans	774	737	-
Repayment of short and long-term loans	(1,601)	(579)	(469)

Net cash provided by (used in) financing activities	(532)	1,972	(92)

Increase (decrease) in cash, cash equivalents and restricted cash	597	(1,163)	(38)
Cash, cash equivalents and restricted cash at the beginning of the year	579	1,742	1,780

Cash, cash equivalents and restricted cash at the end of the year	$1,176	579	$1,742

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$98	98	$91

Taxes	$-	31	$15

(b) Non-cash activities:

Prepaid expenses related to Standby Equity Distribution Agreement (see Note 16a.1)	$77	35	$28

Operating lease right-of-use assets	-	1,176	-
Operating lease liabilities	$410	1,176	-

Appendix B: Net cash used to pay for the acquisition of Imdecol (see Note 3):

June 1, 2019

Inventory	$380
Intangible assets , Net	$953
Property and equipment, Net	$91
Loss Contracts	$(614)
Goodwill	$1,085
Net cash used to pay for the Acquisition	$1,895

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating segments: the Intelligent Robotics segment, the RFID Division segment, and the Supply Chain Solutions segment (see Note 19).

The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software application of manufacturers that we represent. In addition, BOS-Dimex offers on-site inventory count services in the fields of apparel, food, convenience and pharma, asset tagging and counting services for corporate and governmental entities. BOS-Dimex comprises the RFID segment

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company that is a distributor of electro-mechanical components, mainly to customers in the aerospace, defense and other industries and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

c.	On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in our supply chain and shipments, and caused significant economic and business disruption to our customers and vendors.

The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, the ability to maintain our supply chain and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used with respect to the impairment analysis of goodwill and other identifiable intangible assets, revenues and the net realizable value of inventory. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues and all of its subsidiaries revenues is denominated in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2020 and 2019, inventory write-offs amounted to $103 and $91, respectively.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and software	20 - 33	(Mainly 33)
Machines	7-33
Office furniture and equipment	6 - 15	(Mainly 6)
Leasehold improvements	Over the shorter of the period of the lease or the life of the assets
Motor vehicles	15

h.	Business combination:

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2020 the remaining intangible assets were comprised mainly of customer relationships.

During the years 2020 and 2019 the Company recognized an impairment loss related to intangible assets in an amount of $517 and $356, respectively. For further information see Note 8 below.

For year ended on December 31, 2018, no impairment losses were identified.

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired.

The Company performs its annual impairment analysis of goodwill as of December 31 of each year, or more often if indicators of impairment are present. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. As required by ASC 350, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04, when the Company decided or was required to perform the two-step goodwill impairment test, in the first step, or “Step 1”, the Company compared the fair value of each reporting unit to its carrying value. If the fair value exceeded the carrying value of the net assets, goodwill was considered not to be impaired, and the Company was not required to perform further testing. If the carrying value of the net assets exceeded the fair value, then the Company was required to perform the second step, or “Step 2”, of the impairment test in order to determine the implied fair value of goodwill. In such circumstances, an impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value.

To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

Commencing upon the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, when the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit.

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.6 thousand. The Company performed an impairment analysis as of December 31, 2020 and 2019, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

Intelligent Robotics Division:

Under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019, see Note 3) there is one reporting unit with an allocated goodwill amount of approximately $ 471 thousand (before the impairment loss recorded in the year ended December 31, 2020).

The Company performed an impairment analysis as of December 31, 2020 and 2019, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. The analysis resulted in an impairment loss of goodwill with respect to such unit in an amount of $471 and $614, respectively.

The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

See also Note 8.

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

Severance expenses for years 2020, 2019 and 2018 amounted to $379, $315 and $ 210, respectively.

l.	Revenue recognition:

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective transition method to all contracts that were not completed on the effective date of ASC 606. Among others. The Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The adoption of ASC 606 resulted in changes to the Company’s accounting policies for revenue recognition previously recognized. However, there were no significant changes to the timing or pattern of revenue recognition to any of the revenue streams of the Company under ASC 606 and those that were previously reported under ASC 605. Accordingly, the adoption of ASC 606 did not have material effect on the consolidated statements of operations and balance sheets.

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

The Company transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if any of the following criteria is met: a. The customer simultaneously receives and consumes the benefits provided by the Company’s performance as the company performs, b. The Company’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced, or c. The Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment for performance completed to date. If none of the above criteria for satisfying a performance obligation over time are met, the performance obligation is considered as satisfied at a point in time (such as upon shipment of a completed robotics and automation project).

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer. If a contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. With respect to contracts that contain multiple performance obligations such as different products or products and services the Company performs an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the direct sale to customers of products such as electro mechanical components and Automatic Identification Data Capture hardware manufactured by third parties. Revenues from sales of products are recognized at the point of time when the control of the product is transferred on to the customer, mostly upon delivery to the customer, either at the Company’s premises, to the customer’s carrier or to the customer’s premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the renewal period.

3.	For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: a. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, b. The Company’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from service contracts sold to customers within a single contractually binding arrangement together with products, were determined to be distinct and therefore, are accounted for revenue recognition purposes, as a separate performance obligation. Accordingly, the amount attributed to the service contract is deferred and recognized over time, on a straight-line basis over the contract’s period, as the services are mostly time-based support services.

Revenues from a robotics and automation project are recognized at a point in time and upon shipment of the completed project, as the control of such project is not eligible to be considered as transferred over time.

Robotics and automation project’s costs include direct material, labor, and indirect costs. Selling, marketing, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

m.	Income taxes:

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

In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection, in order to reflect the expected credit losses on accounts receivable balances. Judgment is required in the estimation of the allowance for doubtful accounts and the Company evaluates the collectability of its accounts receivable based on a combination of factors including, among other things, the past experience with the customers, the length of time that the balance is past due using an aging schedule, the customer’s current ability to pay and its creditworthiness using all available information about the credit risk of such customer taking into consideration the current business environment. If the Company becomes aware of a customer’s inability to meet its financial obligations, a specific allowance is recorded to reduce the net receivable to the amount reasonably believed to be collectible from such customer.

Accounts receivable are written off against the allowance for uncollectible accounts when the Company determines amounts are no longer collectible.

The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2020, 2019 and 2018 is $16, $1 and $17, respectively.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Commencing January 1, 2019, the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) are reported as a component of OCI, net of tax and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

See Note 11 for disclosure of the derivative financial instruments in accordance with ASC 815.

q.	Basic and diluted net income per share: :

Basic net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus the potential dilution to Ordinary Shares considered outstanding during the year, in accordance with ASC 260, Earning per Share.

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 479,167, 413,373 and 196,750 for the years ended December 31, 2020, 2019, and December 31, 2018, respectively.

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company considers many factors when estimating forfeitures, including employee class and historical experience.

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

The fair value for options granted in years 2020, 2019 and 2018 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018

Risk-free interest	0.51%	1.52%	2.73%
Dividend yields	0	0	0
Volatility	45%	55%	55%
Expected option term	3.5 years	3.5 years	3.5 years
Forfeiture rate	0%	0%	0%

Until December 31, 2018 the Company applied ASC 505-50, “Equity-Based Payments to Non-Employees” (“ASC 505”) with respect to options and warrants issued to non-employees, which required the use of option valuation models to measure the fair value of the options and warrants at the measurement date. Commencing January 1, 2019, following the adoption of ASU 2018-07, which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted in accordance with ASC 718.

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of certain reporting units that include goodwill and intangible assets at fair value on a nonrecurring basis.  These items are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2020 the Company measured the fair value of reporting unit goodwill at a total carrying amount of US$ 4.67 million that was allocated to one reporting unit. The evaluation provided an impairment in an amount of $471 (see Note 8). The fair value measurement of the non-financial assets is classified as level 3.

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

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of derivatives (foreign currency forward contracts and hedging contracts) which were classified within Level 2 and amounted to $ 0 and $ 13 as of December 31, 2020 and 2019, respectively.

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

Accounting Standards Update 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”).

ASU 2017-04 eliminated Step 2 from the goodwill impairment test, to simplify the subsequent measurement of goodwill. In accordance with the new guidance, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

The amendments were applied by the Company, on a prospective basis with respect to goodwill impairment tests that were performed subsequent to January 1, 2020.

The adoption of ASU 2017-04 impacted the goodwill impairment test that was performed as of December 31, 2020.

For further information see Note 8.

Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, The FASB has issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.

ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates.

Many of the loss estimation techniques applied today are still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances.

ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.

The Company adopted ASU 2016-13 effective January 1, 2020 using a modified retrospective approach. Accordingly, the Company was required to recognize the cumulative effect of initially applying the guidance as an adjustment to opening accumulated deficit for the incremental increase in its allowance for credit losses (i.e. the allowance for doubtful accounts) as of January 1, 2020 as compared to the allowance for bad debts as of December, 31, 2019. However, it was determined that the adoption did not have significant effect on the allowance for doubtful accounts.

The Company intends to continue to actively monitor the impact of COVID-19 pandemic on expected credit losses, if any.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting pronouncements not yet adopted:

Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”)

In December 2019, The FASB has issued Accounting Standards Update (ASU) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”).

ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions (such as (1) the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; (2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year) and by updating accounting requirements around certain other topics such as franchise taxes, goodwill recognized for tax purposes, the allocation of current and deferred tax expense among legal entities, and other minor changes.

ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted.

The Company is assessing what impact ASU 2019-12 will have on its condensed consolidated financial statements.

V.	Research and development costs

Research and development costs (other than computer software related expenses) are expensed as incurred.

W.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Leases

The Company entered into several non-cancelable lease agreements for real estate (mainly offices, warehouses and base sites), and vehicles for use in its operations, which are classified as operating leases.

Lease accounting policy applied until December 31, 2018 (prior to the adoption of ASC Topic 842):

Operating lease agreements were not reflected in the balance sheets of the Group. Such agreements were reflected as an expense over the lease term on a straight-line basis.

Commencing January 1, 2019, the Company adopted ASC Update 2016-02, Leases (Topic 842).

The Company used the effective date as the date of initial application. Consequently, the effect of the adoption was reflected through a cumulative-effect adjustment. Financial information for comparative periods was not required to be updated and the disclosures required under the new standard were provided for dates and periods before January 1, 2019.

The Company determines if an arrangement is a lease at inception. Under the new guidance, arrangements meeting the definition of a lease are classified as operating or financing leases. A classification of a lease is determined based on the following criteria:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

3.	The lease term is for the major part of the remaining economic life of the underlying asset (Generally, 75% or more of the remaining economic life of the underlying assets).

4.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset (Generally, 90% or more of the fair value of the underlying asset).

5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

If any of these five criteria is met, the lease is classified as a finance lease. Otherwise, the lease is classified as an operating lease.

Leases are recorded on the consolidated balance sheet as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, right-of-use assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term.

The Company had no material capital leases throughout the reporting periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS:

On June 1, 2019, the Company completed the acquisition of the operational assets of Imdecol Ltd, a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines. The Company has determined that the acquired assets and operations, represent a business and thus, the transaction was accounted for as a business combination transactions under ASC 805, “Business Combinations” in accordance with the acquisition method.

The purchase price was comprised as follows:

a.	An advance of $276 was paid to Imdecol in cash upon signing the definitive agreement in March 2019;

b.	An additional approximately $1,619 was paid to Imdecol in cash at closing, on June 1, 2019.

c.	The final consideration shall have been paid by August 2020, according to certain conditions which have not met.

The Imdecol acquisition expenses amounted to approximately $138.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS (Cont.)

The purchase price allocation of the acquired business was as follows:

June 01,
2019
Cash paid	1,895
Contingent Consideration (1)	-
Total acquisition price	$1,895

Recognized amounts of identifiable assets acquired:
Intangible assets, net (2)	953
Property and equipment, net	91
Inventory	380
Loss Contracts (3)	(614)
Net assets acquired	810
Goodwill (4)	1,085

(1)	The performance of the acquired business up to August 2020 has not met the profitability goals for contingent payment. Accordingly, no Contingent Consideration was recorded.

(2)	The fair value adjustment estimate of identifiable intangible assets were determined using the “income approach”, which is valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(3)	Loss contracts - management identified certain contracts of the acquired operations of Imdecol as loss contracts as it was determined that the unavoidable costs of meeting the obligations under such contracts (i.e. the expected manufacturing costs and service costs including labor expenses) exceed the expected future economic benefits to be received. Those loss contracts were recognized as a liability at fair value as of the acquisition date. Those contracts have not been completed yet.

(4)	As part of the purchase price allocation for the acquisition, the Company recorded goodwill for $1,085. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets net of the fair value. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8B).

The goodwill was allocated to the acquired operations as it was determined to represent a separate reporting unit and commencing 2020 is also recognized as an operating segment (the Intelligent Robotics segment). During the years ended December 31, 2020 and 2019, the Company recognized an impairment loss in an amount of $ 471 and $614, respectively with respect to such reporting units and accordingly as of December 31, 2020 the balance of the goodwill is 0.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2020	2019

Government authorities	$26	$129
Advances to suppliers	580	568
Derivatives (See Note 11)	-	13
Prepaid expenses	488	482
Accrued income	146	22
Other	71	59

	$1,311	$1,273

NOTE 5:- INVENTORIES:

	December 31
	2020	2019

Raw materials	$116	$120
Inventory in progress	1,299	1,285
Finished goods	4,389	4,906
Net – advances from customers	(933)	(904)

	$4,871	$5,407

NOTE 6:- LONG TERM ASSETS

	December 31
	2020	2019

Prepaid expenses related to SEDA (see Note 16.a.1)	$-	$77
Other	59	78

	$59	$155

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY AND EQUIPMENT, NET:

	December 31,
	2020	2019
Cost:

Computers and software	$1,164	$1,396
Machines	572	403
Office furniture and equipment	495	490
Leasehold improvements	1,118	1,100
Motor Vehicles	375	456

	$3,724	$3,845

Accumulated Depreciation:

Computers and software	$1,115	$1,251
Machines	527	331
Office furniture and equipment	357	338
Leasehold improvements	535	458
Motor Vehicles	234	210

	$2,768	$2,588

Property and equipment, net	$956	$1,257

Depreciation expenses amounted to $270, $277 and $232 for the years ended December 31, 2020, 2019 and 2018, respectively. Additional equipment was purchased in an amount of $ 84, $ 342 and $ 687 for the years ended December 31, 2020, 2019 and 2018, respectively

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2020	December 31, 2019	Weighted average amortization period

Cost:
Brand name	946	946	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship*	728	728	7
Backlog	90	90

	4,325	4,325
Accumulated amortization:
Brand name	946	946
Customer list	2,450	2,450
Software	111	111
Customer relationship*	688	130
Backlog	90	90

	4,285	3,727

Amortized cost	$40	$598

(*)	Due to the decline in the results of the acquired Imdecol business (See Note 3) and the current expectation of management for its future anticipated performance, the Company performed during the year ended December 31, 2020, an impairment analysis of the intangible assets which relate directly to its operations. Based on such analysis the Company recorded an impairment charge further described below:

In order to determine the fair value of such intangible assets, the Company, based on a valuation performed by the management, utilized the “Relief from Royalties” valuation method. Accordingly, certain assumptions and judgments were made in order to determine the future income from which royalties will be derived from and in order to determine the appropriate rate of royalties and rate of discount.

As a result of the above, the Company recorded an impairment loss in an amount of $ 517, with respect to customer relationship that was recorded under “impairment of intangible assets” in the consolidated statement of operations.

During the year ended December 31, 2019, the Company recorded an impairment loss in an amount of $ 356 with respect to intangible assets.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $41, $79 and $ 57 for the years ended December 31, 2020, 2019 and 2018, respectively.

B.	The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 are as follows:

Goodwill
Balance as of January 1, 2019	4,676
Changes during 2019
Acquisition of Imdecol	1,085
Impairment of Goodwill (See Note 2j) (*)	(614)
Balance as of January 1,2020
Balance as of January 1and December 31, 2019	5,147
Changes during 2020
Acquisition of Imdecol
Impairment of Goodwill (See Note 2j) (**)	(471)
Balance as of December 31,2020	$4,676

(*)	Due to difficulties to implement Imdecol’s business following its acquisition (See Note 3) and the expectation of management for its future performance and following the annual impairment analysis performed as of December 31, 2019, the Company recorded a goodwill impairment in an amount of $ 614, in connection with a certain reporting unit (which consist of the acquired Imdecol business). The impairment was based on a valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach. The significant assumptions used for the assessment were a discount rate of 14.18% and a long-term growth rate of 2%.

(**)	Due to the decline in the actual results of the acquired Imdecol business (See Note 3) and the current expectation of management for its future performance and following the annual impairment analysis performed as of December 31, 2020, the Company recorded. On December 31, 2020, a goodwill impairment in the total amount of $ 471 in connection with a certain reporting unit (which consists of the acquired Imdecol business). The impairment was based on a valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach. The significant assumptions used for the assessment were a discount rate of 14.18% and a long-term growth rate of 2%.

NOTE 9:- CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2020	December 31
Short term loans	currency	%	2020	2019

Current maturities	NIS	3.32%	815	664

			815	664

As of December 31, 2020, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,482, bearing an annual interest of 3.14%.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES:

	December 31
	2020	2019

Professional services	118	149
Accrued expenses related to retirement cost of CO-CEO	-	72
Tax accruals	12	3
Agent Fees	202	93
Other	59	102

	$391	$419

NOTE 11:- DERIVATIVES INSTRUMENTS:

From time to time the Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Year ended December 31,
	2020	2019	2018

Derivatives designated as cash flow hedging instruments:
Cost of revenues	$(26)	(25)	$18
Sales and marketing	$(15)	(16)	$13
General and administrative	$(6)	(6)	$6

Total expenses (income)	$(47)	(47)	$37

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:

December 31, 2020
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative asset	$-		$-

	$-		$-

	December 31, 2019
	Fair Value	Level 1	Level 2	Level 3

Description
Derivative asset	$13	-	$13	-

	$13	-	$13	-

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- DEFERRED REVENUES:

	December 31
	2020	2019

Advanced payments from customers	267	210
Service contracts	544	483
Other	93	143
	904	836
Less- long term deferred revenue related to service contract	(303)	(319)
	$601	$517

NOTE 14:- LONG-TERM LOANS, NET OF CURRENT MATURITIES:

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2020	December 31,
	%	2020	2019

NIS	3.33%	$2,031	$2,705

Less - current maturities		815	664

		$1,216	$2,041

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities.

The Bank Beinleumi loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2020, the Company met the covenants set forth in the agreement.

2)	The total amount to be paid by the Company is as follows:

December 31, 2020
Payment schedule
2021	815
2022	667
2023	549
Total	$2,031

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received since 2007.As of December 31, 2020, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,603, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation:

a.	As of December 31, 2020, the Company is not a party to legal proceedings.

On December 4, 2018 the lessors of the Company’s facilities in Rishon Lezion filed a claim against the Company in the amount of NIS 1,800,000 (approximately $500,000). The Company was the previous owner of these facilities and had sold them to the Lessor in May 2013. The plaintiffs claimed the Company misrepresented the physical status of the sold premises. The Company rejected the claim and has filed a counterclaim of NIS 850,000 (approximately $222,000) alleging breaches by the lessors of the lease agreement. In July 2019, the court dismissed the counterclaim as well as all of the allegations of the plaintiffs, excluding the claim regarding the depreciation of the facilities’ value for which an appraiser has been appointed by the court. In July 2020 the parties reached a settlement agreement, which received court approval, pursuant to which the claim was dismissed against a certain payment of NIS 70,000 ($21,773) to the Plaintiff.

b.	On April 9, 2017 D.D. Goldstein Properties and Investments Ltd., a shareholder of the Company (the “Plaintiff”) filed a claim against the Company’s prior Chairman Yosi Lahad, the Company’s prior Co-CEO, Yuval Viner, the Company’s then Co-CEO and CFO, Eyal Cohen and Ms. Gabriela Jacobs, an (indirect) shareholder of the Company.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement:

On May 8, 2017 the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), for the sale of up to $2,000 of its Ordinary Shares to YA during a four-year period beginning on March 1, 2018, the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company issued 67,307 ordinary shares to YA as a commitment fee. The fair value of such shares was approximately $ 140 and was accounted for as prepaid expenses and amortized to equity by December 31, 2020, as the Company doesn’t anticipate to further utilize this equity line.

During the year 2020, the Company issued to YA 41,090 Ordinary Shares, for a total amount of $100, net of amortization of the remaining balance of the commitment fee which amounted to $77.

During the year 2019, the Company issued to YA 158,023 Ordinary Shares, for a total amount of $465, net of amortization of commitment fee in the amount of $ 35.

During the year 2018, the Company issued to YA 197,025 Ordinary Shares, for a total amount of $377, net of amortization of commitment fee in the amount of $ 23.

As of March 15, 2021, $1,000,000 has been drawn on this equity line for which the Company has issued an aggregate of 396,138 Ordinary Shares.

2.	Share-based compensation expense:

In the years 2018 and 2020, the Company issued to its directors and officers 248,000 options to purchase Ordinary Shares and recorded an expenses in amount of $210.

The options’ exercise price is calculated as the weighted average of the closing prices of the shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors or, in case of grants to the Chief Executive Officer or Directors, 20 trading days preceding the approval of the grant by the shareholders.

The options will vest and become exercisable annually over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that the officer or director is still holding its office at the applicable vesting date.

The options shall expire on the fifth anniversary of the grant date.

On February 25, 2019 and on March 31, 2020, the Company issued to its officers 20,858 Ordinary Shares (equivalent to $62) and 7,665 Ordinary shares (equivalent to $12), respectively, as a bonus, which was approved by the Board of Directors and shareholders.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)

3.	On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants shall be exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent.

4.	On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum and is not secured and is guaranteed by BOS-Odem and by the company. The loan is paid in 12 monthly installments of principal and interest starting from March 2020. BOS issued to YA II warrants to purchase up to 100,000 Ordinary Shares of the Company at an exercise price of $3.00 per Ordinary Share. If at the time of exercise the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants are exercisable for a period of two years from issuance. The Company recorded financial expenses in the amount of $30 that reflects the fair market value of the warrants. As of December 31, 2020 the entire balance of the loan was repaid.

5.	At the Annual General Meeting of shareholders held on July 18, 2018, it was approved to increase the Company’s authorized share capital by 2,000,000 Ordinary Shares, from 4,000,000 authorized shares to 6,000,000 authorized shares.

At the Annual General Meeting of shareholders held on December 16, 2020, it was approved to increase the Company’s authorized share capital by 2,000,000 Ordinary Shares, from 6,000,000 authorized shares to 8,000,000 authorized shares. In addition, it was approved to cancel the Company’s Ordinary Shares’ nominal value, so that following such cancellation, the authorized share capital of the Company will be comprised of 8,000,000 Ordinary Shares of no nominal value each, ranking pari passu in all respects.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2020 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
400,000	3.23	1.65

c.	Stock option plans:

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In July 18, 2018, the Company’s shareholders approved (i) an increase of the number of Ordinary Shares available for issuance under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options.

Under the Plan, the terms and conditions of the options and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2020 there are 222,472 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2020, is as follows:

	2020		2019		2018
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	246,874	$2.26	320,875	$2.59	314,125	$3.39
Changes during the year:
Granted	45,000	$2.55	95,000	$2.13	108,000	$2.39
Exercised	(84,618)	$2.29	(125,195)	$2.52	-	$-
Forfeited	(36,756)	$2.38	(43,806)	$3.65	(101,250)	$4.85

Outstanding - year end	170,500	$2.30	246,874	$2.26	320,875	$2.59

Vested and expected to vest	95,834	$2.23	148,498	$2.41	167,874	$2.90
Exercisable at year end	48,834	$2.26	79,372	$2.38	157,874	$2.89

During the years 2020, 2019, and 2018, stock-based compensation expense related to employees and directors stock options amounted to $65, $81 and $67, respectively, and is included in general and administrative expenses within the statement of operations.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 was $2.31, $1.97 and $ 2.58, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2020 was $2.86. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2020, 2019 and 2018 is $ 0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the years ended December 31, 2020 and 2019, exercised options amounted to a total of 84,618 and 125,195, respectively. No options were exercised during the year ended on December 31, 2018. As of December 31, 2020 and 2019, there were a total of $85 and $155, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2022.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees and directors that are outstanding as of December 31, 2020 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2020	life (years)	2020	(years)

2.118	74,166	3.83	15,834	3.83
2.131	7,167	1.93	7,167	1.93
2.176	10,000	4.08	-	4.08
2.287	2,500	3.07	2,500	3.07
2.388	41,667	2.54	23,333	2.54
2.494	15,000	4.75	-	4.75
2.775	20,000	4.96	-	4.96

Grand Total	170,500	3.65	48,834	2.90

See also Note 2r regarding the assumptions utilized for the measurement of the fair value of stock options at the grant date.

NOTE 17:- TAXES ON INCOME:

a.	Corporate tax rates in Israel

Taxable income of the Company is subject to a corporate tax rate of 23% in 2018, 2019 and 2020.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2020, in the amount of approximately $ 31,924. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $23,597.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- TAXES ON INCOME (Cont.)

	December 31
	2020	2019

Net operating loss carry forward (1)	$7,343	$7,658
Net capital loss carry forward (1)	5,427	5,427
Allowances and provisions	149	129
Intangible assets, net	(9)	(393)

	12,910	12,821

Valuation allowance (2)	$(12,910)	$(12,821)

Net deferred tax Liability	$-	$-

(1)	See Note 17b.

(2)	In the years 2020 and 2019, the Company has provided valuation allowances on deferred tax assets that result from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2020 was due to an increase of net capital loss carry forward.

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current	$-	31	$19
Other	-	(79)	(60)

	$-	(48)	$(41)

Domestic	$-	(52)	$(44)
Foreign	-	4	3

	$-	(48)	$(41)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$(966)	(980)	$877
Foreign	6	19	72

	$(960)	(961)	$949

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS have final tax assessments through 2015.

Ruby-Tech Inc., a U.S. subsidiary, has final tax assessments through 2015 have all been assessed as final.

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

As of December 31, 2020 and 2019, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2020	2019	2018

Financial income:
Interest income	$-	-	$-
foreign currency differences gains	-	26	-

	-	26	-
Financial expenses:
In respect of interest loans and bank fees	(275)	(245)	(192)
Expenses regarding warrants granted underlying loan agreement with YA (see Note 16)	(30)	-	-
Other (mainly foreign currency differences)	(43)	(111)	(63)

	(348)	(356)	(255)

	$(348)	(330)	$(255)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share: :

		Year ended December 31,
		2020	2019	2018
1.	Numerator:
	Income (loss)	$(960)	(913)	$990

	Net income (loss) available to Ordinary shareholders	$(960)	(913)	$990

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	4,298	4,053	3,500
	Diluted weighted average Ordinary shares outstanding (in thousands)	4,298	4,059	3,500

	Basic and diluted income (loss) per share	$(0.22)	(0.23)	$0.28

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company manages its business in three reportable segments, consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit and assets for the operating segments for the years 2020, 2019 and 2018 were as follows:

	RFID Division	Intelligent Robotics	Supply Chain Solutions	Intercompany		Consolidated
2020
Revenues	$12,455	$2,502	$18,594		$-	$33,551
Gross profit	$3,265	$(871)	$3,724		$-	$6,118
Operating Income (Loss)	$941	$(2,722)	$1,130	$		$(651)
Balance of other intangible assets related to segment	$40					$40
Balance of Goodwill related to segment	$4,676	$-	$-		$-	$4,676

2019
Revenues	$13,241	$826	$19,750		$-	$33,817
Gross profit	$2,906	$2	$3,750		$-	$6,658
Operating Income (Loss)	$(126)	$(1,642)	$1,137		$-	$(631)
Balance of other intangible assets related to segment	$60	$538	$-		$-	$598
Balance of Goodwill related to segment	$4,676	$471	$-		$-	$5,147

2018
Revenues	$14,445	$-	$18,205		$-	$32,650
Gross profit	$3,371	$-	$3,372		$-	$6,743
Operating Income (Loss)	$308	$-	$896		$-	$1,204
Balance of other intangible assets related to segment	$81	$-	$-		$-	$81
Balance of Goodwill related to segment	$4,676	$-	$-		$-	$4,676

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the years 2020, 2019 and 2018 based on the location of customers, and long-lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2020		2019		2018
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$24,369	956	23,493	$1,257	$22,990	$1,108
Far East	3,831	-	5,055	-	3,800	-
India	2,375	-	3,624	-	4,209	-
America	2,449	-	901	-	1,189	-
Europe	527	-	744	-	462	-

	$33,551	956	33,817	$1,257	$32,650	$1,108

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

c.	There were no major customer during the reported periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- LEASES:

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

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2020:

	Classification on the Balance Sheet	Year ended December 31, 2020
Assets :
Operating lease assets	Operating lease right of use assets, net	767
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	557
Long term
Operating lease liabilities	Operating lease liabilities, non-current	367

Remaining Lease Term
Vehicles		0.36 - 2.09 years
Facilities rent		0.32-5.75 years

Weighted Average Discount Rate
Vehicles		3.5%
Facilities rent		3.5%

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non-cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2020:

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- LEASES (Cont.)

future lease payments are:
2021	363
2022	213
2023	125
2024	112
2025	102
2026	42
957

Expense under operating leases was $0.97 million for the year ended December 31, 2020. Operating lease costs are included within Operating loss in the Consolidated Statement of Operations. Short-term lease costs were not material. Supplemental cash flow information is as follows:

Year ended December 31, 2020
Operating cash out flows from operating lease	157

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:- RELATED PARTIES:

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

On June 2018 a new agreement was signed with the following terms:

1.	iDnext’s monthly fee increased from NIS 33,000 ($9,898) to NIS 53,000 ($15,896) and a bonus of 15% from the net profit of a certain product line, effective from January 1, 2018.

2.	Three employees of BOS-Dimex transferred to be employed by iDnext for a monthly consideration of NIS 35,000 ($10,497).

3.	Mr. Harel was appointed as a director to BOS-Dimex’s Board of Directors in June 2018.

On February 10, 2019, the Company terminated the agreement with iDnext.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2020	2019	2018

Monthly fees	$-	49	$183
Bonus	-	10	49
Payments for employees	-	33	39

Total	$-	92	$271

NOTE 22:- SUBSEQUENT EVENTS:

On January 4, 2021 the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,840 net of issuance expenses. The Warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term