Form 20-F
period 2021-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2022-03-31
CIK 1005516

As filed with the Securities and Exchange Commission on March 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

5,250,518 Ordinary Shares, of no nominal value per share, as of December 31, 2021 and 5,250,518 Ordinary Shares, of no nominal value per share, as of March 31, 2022.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. and Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

3A: [Reserved]

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

As of December 31, 2021, we had $1.4 million in long-term bank debt (including current maturities of $740,000) and no short-term bank loans.

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

As of December 31, 2021, we had an accumulated deficit of $70.3 million. We had a net income of $451,000 in 2021 and a net loss of $960,000 in 2020 and of $913,000 in 2019. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include

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

We rely on the First International Bank of Israel (“Bank Beinleumi”) to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2021, we had $0.7 million in long term debt to Bank Beinleumi, net of current maturities of $0.7 million.

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

Risks related to our business:

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 33% of our Supply Chain Solutions division purchases in the year 2021 were sourced from five key suppliers, 68% of our Intelligent Robotics division purchases in the year 2021 were sourced from five other key suppliers and 43% of our RFID division purchases in the year 2021 were sourced from five other key suppliers (including a software supplier).

In the year 2020, 33% of our Supply Chain Solutions division purchases were sourced from five key suppliers, 51% of our Intelligent Robotics division purchases in the year 2020 were sourced from five other key suppliers and 41% of our RFID division purchases in the year 2020 were sourced from five other key suppliers (including a software supplier).

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with any of these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative supplier can be procured.

In particular, 17% of our Supply Chain Solutions division purchases in the year 2021 were sourced from Positronics Manufacturing Company, which we represent in Israel. These purchases amounted to $2.5 million. Positronics has announced that it has been acquired by Amphenol Corporation. A disruption in our business relationship with Positronic could have a material adverse effect on the business, financial condition and results of operations of our Supply Chain Solutions division.

We depend on key personnel for the success of our business.

Our success depends, to a significant extent, on the continued active participation of our executive officers and other key personnel, mainly our CEO, Eyal Cohen and our President Avidan Zelicovsky. In addition, there is significant competition for employees with technical, operational and sales expertise in our industry.

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

We may not be successful in achieving the potential benefits of the acquisitions of the business operations of Imdecol Ltd. and of Dagesh Inventory Counting and Maintenance Ltd.

On June 1, 2019, and on March 10, 2022, the Company closed the transactions for the acquisition of the business operations of Imdecol Ltd. and of Dagesh Inventory Counting and Maintenance Ltd., respectively. These acquisitions are subject to a variety of risks that could seriously harm our business, financial condition, results of operations, and share price.

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

During 2019 and 2020, the Company recorded an impairment loss of Goodwill and Intangible assets related to the acquisition of Imdecol’s business operations in the amount of $988 thousand and $970 thousand, respectfully. For further information see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2021.

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

The balance of allowance for bad debt recorded on our financial statements as of December 31, 2021, amounted to $36,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

A substantial part of the sales of our Supply Chain Solutions division is to the Far East and India. A decline in our sales to the Far East or India would have a material adverse effect on our business and financial results.

In 2021, revenues derived from the sales of our Supply Chain Solutions division to the Far East and India accounted for $5.2 million or 15.5% of our total revenues. Sales to the Far East and India could decline due to changes in market demand or for political reasons. Should our sales to the Far East or India, be subject to substantial declines, our business and financial results will be adversely affected.

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

In December 2017, the mandatory minimum wage in Israel was raised by approximately 6%, to NIS 5,300. In addition, commencing April 2018, the 43-hour workweek was shortened by one hour (at a pre-determined day), without a reduction in the monthly salary, which caused an additional corresponding increase in the minimum wage. An employee that continues to work 43 hours per week is now entitled to overtime payment. In addition, a law has been proposed to gradually increase the minimum wage in Israel to NIS 6,000. As a result, we may suffer an increase in our labor costs in Israel, which could adversely affect our profitability.

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

Similarly, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2021, the NIS appreciated against the dollar by approximately 3.3%. In 2020 and 2019, the NIS appreciated against the dollar by approximately 6.9% and approximately 7.8%, respectively. In 2018, the NIS depreciated against the dollar by approximately 8.1%, while in 2017 the NIS appreciated against the dollar by 9.8%. In 2021, the inflation rate in Israel was 2.4%. In 2020, there was annual deflation in Israel of 0.7%. In 2019, the inflation rate in Israel was 0.6%. In 2018 the inflation rate was 0.8% and in 2017 there was annual deflation of 0.4%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018, and increased in 2021, 2020, 2019 and 2017. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

Disruptions to our IT systems due to system failures or cyber security attacks may impact our operations, result in sensitive customer information being compromised, and expose us to liability which would negatively materially affect our reputation and materially harm our business.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results. In conducting our business, we routinely collect and store sensitive data, including personal information and proprietary technology and information about our business and our customers, suppliers and business partners, including proprietary technology and information owned by our customers. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. In this regard, in 2022, the Company learned that it suffered a limited cybersecurity breach in 2020 pursuant to which an unauthorized party accessed and extracted data by exploiting a vulnerability affecting certain of the Company’s software. The deficient software was subsequently replaced in 2020 in an unrelated upgrade and, to the Company’s knowledge, after conducting an investigation, the breach has not reoccurred and did not result in the release of any material company or customer information.

Although we have invested in measures to reduce these risks and conducted related tests there can be no assurance that our current information technology (IT) systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. A cyber-attack on our systems or networks that impairs our IT systems could disrupt our business operations and our ability to sell our products. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected. Furthermore, we cannot be sure that our insurance policies with respect to cyber risk will adequately cover or include the damages or losses (whether direct or consequential) resulting from successful cyber attacks or if we will be able to renew such insurance.

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

The Company relies, with respect to some of its products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to the Company. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations and on the collection of our customers’ debt. Its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

Our customers’ businesses or cash flows have been and may continue to be negatively impacted by COVID-19, which may continue to lead them to seek adjustments to payment terms or delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables.

Our operations are subject to a range of external factors related to the COVID-19 pandemic that are not within our control. We have taken precautionary measures intended to minimize the risk of the spread of the virus to our employees, customers, and the communities in which we operate. There can be no assurance that precautionary measures, whether adopted by us or imposed by others, will be effective, and such measures could negatively affect our sales, marketing, business development activities and customer service efforts, delay and lengthen our sales cycles, decrease our employees’ and customers’ productivity, or create operational or other challenges especially with respect to extended supply lead times, any of which could harm our business and results of operations.

Although there are effective vaccines for COVID-19 that have been approved for use, not all of our employees are vaccinated. In addition, new strains of the virus have appeared (primarily, and most recently the Omicron variant), which may complicate treatment and vaccination programs.

Accordingly, concerns remain regarding additional surges of COVID-19 as seen for example, towards the end of 2021, and the economic impact thereof, all of which may impact our future results of operations and financial condition.

 Environmental, social and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance, or ESG, matters, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues. In addition to the topics typically considered in such assessments, in the healthcare industry, issues of the public’s ability to access a company’s medicines are of particular importance.

In light of this increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.7 million at December 31, 2021. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2021 through March 15, 2022, the daily closing price of our Ordinary Shares in Nasdaq has ranged from $2.27 to $2.43 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our commercial websites are: Supply Chain Division www.odem.co.il; Intelligent Robotics Division www.imdecol.com and RFID Division www.dimex.co.il. The information contained on, or linked from, our websites is not a part of this report.

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

In June 2019, the Company acquired the business operations of Imdecol Ltd (“Imdecol”), in order to expand the Company’s technological capabilities and take advantage of the increasing demand for improvements in the productivity of industrial and logistic processes.

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

On March 10, 2022, the Company announced that its RFID division, BOS-Dimex, acquired the assets of Dagesh Inventory Counting and Maintenance Ltd., or Dagesh, which provides inventory counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay NIS 2.3 million (approximately $700,000) of which NIS 1.5 million was paid at the closing, NIS 700,000 shall be paid by April 2022, and NIS 100,000 shall be paid by March 2023.

In addition, BOS shall pay to Dagesh by March 2023:

●	An earn-out payment of 3%-6% of the revenues of the acquired assets in the 12 months ending February 28, 2023, provided that these revenues are in excess of NIS 2.5 million; and

●	NIS 100,000, upon the retention of at least 50% of the employees of Dagesh by BOS.

●	Our Supply Chain Division offers mainly electro-mechanical components, mainly to customers in the aerospace, defense and other industries worldwide that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

4B.	Business Overview

Effective January 1, 2020, BOS manages its business in three reportable segments: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers and government markets. The Company’s Supply Chain Solutions customers include, among others, Fokker Elmo and Sasmos Interconnection Systems Ltd. from the Indian market, C&O Telecom (H.K) Co., Limited from the Chinese market and Refael and the Israel Aerospace Industries from the Israeli market. The Company’s Intelligent Robotics customers include, among others, Flextronics (Israel) Ltd., and IMI systems Ltd. The Company’s RFID Division customers include Shufersal Ltd., Hamashbir Lazarchan Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd and Tnuva Ltd.

BOS’ Product Offerings

Intelligent Robotics Division

The Intelligent Robotics Division offers custom-made machines for industrial automation, assembly of products and packing that provide comprehensive technological solutions that increase productivity in industrial and logistic processes.

In 2021, 4.7% of our revenues were attributed to sales generated from the Company’s Intelligent Robotics Division.

Towards the end of 2021, the Company has begun to shift the focus of its Intelligent Robotics division from the US markets to the Israeli market. In the Israeli market, the Company targets customers which have extensive automation needs and that could place ongoing orders. Since December 2021 and through February 2022, the Company’s Intelligent Robotics division has received from Israeli customers orders totaling $1.06 million.

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

Specifically, the Company’s RFID Division offers the following products and services:

●	Hardware:

o	Thermal and barcode printers;

o	RFID and barcode scanners and readers;

o	Wireless, mobile and forklift terminals;

o	Wireless infrastructure;

o	Active and passive RFID tags (HF & UHF); and

o	Consumables (ribbons, labels, tags).

●	Software:

o	Implementation and integration of a Warehouse Management System (“WMS”), which is proprietary software of Mantis Informatics S.A. that is licensed by the Company. WMS is an optimized data collection solution for logistics management in logistic centers and warehouses. The solution is based on RFID tags or barcodes, and is intended to provide customers with greater visibility into a retailer’s stock management and warehouse and logistics operations. The System enables storeroom managers to receive advanced delivery notifications and system alerts for delivery discrepancies, and provides them with the ability to locate inventory in their stockroom. It provides inventory managers with a direct communication link to the sales floor and assists them in minimizing inventory loss or theft. It also enables sales floor representatives to instantly check on the availability of a product, offer alternatives if the product is out of stock and provide the customer with up-to-date product information.

o	In August 2012, the Company entered into a cooperation agreement with an independent software development company for developing tailor-made software solutions according to customers demand.

●	Systems:

The Company provides systems for comprehensive solution for inventory and assets tracking. The system is comprised of hardware, software and integration with the customers’ information system. The Company has provided systems for varied solutions including:

o	RFID system for libraries. The system is comprised of automatic self-service stations, staff stations, security gates, and RFID tags that are affixed to the books. The system was developed by Bibliotheca and the Company is the integrator in Israel.

o	RFID-based system for tracking inventory in a produce packing house. The RFID system enables automatic tracking of fruit pallets from the sorting machine through the various cold storage rooms and until the truck loading. It continuously shows the location of the pallets in the various stations in the packing house and interfaces with the ERP of the packing house. The system was designed using BOS’ experience and knowledge of the working processes in a packing house, and is comprised of RFID readers, RFID tags, the Company tailor-made software, and an interface with the ERP of SAP, Priority and SBO.

o	Automatic system for industrial packing lines, that matches between a product and its packaging. The system is designed to be deployed mainly in production lines of food producers and pharmaceutical manufacturers. The system uses machine vision readers of Cognex Corporation together with Company’s software and integration.

o	Automatic system for production line whereby manufacturing companies can track the progress and status of items on a production line. The solution is based on RFID tags or bar codes, and is intended to provide greater visibility into a customer’s manufacturing process, as well as traceability for critical parts. With this system, items entering the manufacturing plant are labeled with RFID tags or bar codes, which allow fixed readers, located along the production line, to record the product’s progress through the production line stations. Mobile readers may also be used to collect data from the parts labeled with RFID tags or bar codes.

o	Automatic system to identify and track vehicles in a variety of transportation-related settings, such as automobile dealers, importers or distributors. By using RFID tags on their vehicles it enables companies to effectively manage, track, support and plan all day-to-day vehicle-related activities.

●	Services:

The Company’s RFID Division also provides complementary services such as:

o	A service lab that offers maintenance and repair services to data collection equipment, as well as warehouse and on-site service plans; and

o	On-site inventory count services in the fields of apparel, food, convenience and pharma, and asset tagging and counting services for corporate and governmental entities.

In 2021, 39% of our revenues were attributed to sales generated from the Company’s RFID Division.

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

These services of the Supply Chain division include:

●	The representation of global manufacturers and distribution of their electronics components and communications products (see below); and

●	For aerospace customers:

o	Consolidation services – offering customers with one contact point for a wide range of electromechanical components of various manufacturers;

o	Kitting services – Performing inventory and quality control management of components entering production lines; and

o	Inventory management for ongoing projects, including all warehouse functions such as storage and operations.

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

In 2021, 57% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2021	%	2020	%	2019	%
Israel	25,662	77	24,369	73	$23,493	69
Far East	3,494	10	3,831	11	$5,055	15
India	1,701	5	2,375	7	$3,624	11
America	2,032	6	2,449	7	$901	3
Europe	555	2	527	2	$744	2
Rest of the world	190
Total Revenues	33,634	100	33,551	100	$33,817	100

Sales by quarters

	2021	%	2020	%	2019	%
Q1	7,328	22	7,467	22	$7,763	23
Q2	9,229	27	7,478	22	$8,786	26
Q3	7,998	24	8,180	24	$7,914	23
Q4	9,079	27	10,426	32	$9,354	28
Total Revenues	33,634	100	33,551	100	$33,817	100

Sales by divisions

	2021	%	2020	%	2019	%
Intelligent Robotics Division	$1,576	5	$2,502	8	$826	3
RFID Division	$13,192	39	$12,523	37	$13,241	39
Supply Chain Division	$19,008	57	$18,594	55	$19,750	58
Intercompany	$(142)	-1	$(68)	-	$-	-
Total Revenues	$33,634	100	$33,551	100	$33,817	100

Competition

Intelligent Robotics Division

Our Intelligent Robotics Division primary target market is the Israeli market. Main competitors in this territory include GBM Automation and Robotics Ltd, Automatica Ltd. and Automation and Control technologies Ltd.

RFID Division

The RFID market is subject to rapidly changing technology and evolving standards incorporated into robots, mobile equipment, Enterprise Resource Planning systems, computer networks and host computers. As the market grows, so does the number of competitors. A few of the competitors have greater financial, marketing and technological resources than BOS.

In Israel, the Company’s main competitors in the RFID market are eWave mobile Ltd., Dannet Advanced Technologies Ltd. and Globe Tag Ltd.

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

Strategy

The Company’s vision is to become a leading provider, through its three divisions, of comprehensive solutions comprised of services, equipment and custom-made automatic machines, that improve inventory control and increase productivity of production and logistics processes.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	BOS-Dimex, an Israeli corporation, part of the Intelligent Robotics division and RFID division;

(2)	BOS-Odem, an Israeli corporation, part of the Supply Chain Solutions division;

In the United States:

(1)	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion/Rosh Ha’ain	2,831	Through April 2023 (excluding extension options)

Our average monthly rental fees for the year 2021 and for the year 2020 amounted to $28,000 and $29,000, respectively.

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

Overview

BOS is a global provider of comprehensive solutions comprised of services, equipment and custom-made automatic machines that improve inventory control and increase productivity of production and logistic processes. BOS manages its business in three reportable divisions: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

COVID-19 Impact and Business Strategy

Our current outlook, as well as our results of operations for the year ended December 31, 2021, should be evaluated  together with the ongoing global COVID-19 pandemic and the complexities that it has presented and continues to present.

The global COVID-19 pandemic affected economic activity worldwide and led, among other things, to a disruption in the global supply chain, a decrease in global transportation, and restrictions on travel and work that were announced by the State of Israel and other countries worldwide. As a result of the COVID-19 pandemic, we’ve experienced a reduction in inbound and outbound international delivery routes, which have caused, delays in receipt and shipment of goods.

In particular, the Company relies, with respect to some of its products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to the Company. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations, our sales and on the collection of our customers’ debt. Its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

Our customers’ businesses or cash flows have been and may continue to be negatively impacted by COVID-19, which may continue to lead them to seek adjustments to payment terms or delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables.

Key measures of our performance

BOS, through its three divisions, provides products and services for enterprises that improve the efficiency of inventory production and control.

The Supply Chain division provides a kit of electro-mechanical components for its client. It buys all parts directly from the manufacturers that we represent or in the open market.

RFID division product offering includes (i) sales of Automatic Identification Data Capture Equipment (“AIDC”), which we buy from distributors. This equipment comprises ruggedized handheld computers, barcodes, and RFID scanners and printers. In most cases, the equipment sold with a service contract for repairs (ii) sales of software licenses and implementation of Warehouse Management Systems (“WMS”) of Mantis Informatics Israel Ltd. (iii) Providing inventory counting services for retail stores and warehouses.

Intelligent Robotic division provides custom-made mechanical automation (“Robots”) for the industrial and logistic processes. Our Robots combine our mechanical design, manufacturing of metal sheet that is custom to the specific robot, and integrating off-the-shelf components and robots.

We generate revenues and deliver services principally through our sales team.

Our revenues are influenced by several factors, including, among other things, (i) the capital expenditure budgets of end-users and potential end-users, all of which may be significantly influenced by macroeconomic factors, and (ii) lead time of our products, especially under the current global shortage of components.

Costs of revenues

Costs of revenues consist primarily of the cost of products we purchase. Costs of products also include labor costs of production team in the Intelligent Robotic division, technicians in the RFID division, warehouse staff, rent and other facilities expenses and depreciation.

For the year ended December 31, 2021, a hypothetical 10% rise in products prices that we buy would have caused an approximate $2 million increase in costs of revenues in our Consolidated Statements of Operations and comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $380,000 increase in costs of revenues in our Consolidated Statements of Operations. During 2021, we notice trends of inflation in commodities prices and wages cost and we are enrolling those costs to our price list. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Second is the gross profit loss of the Intelligent Robotic division through the years 2019 and 2021. Bringing this division into a breakeven point will significantly improve our gross profit. We also seek to reduce our costs of revenues by improving our ability to use less costly components, better management of our inventories levels, and increasing manufacturing efficiencies in the production of our Robots.

Operating expenses

Our operating expenses for 2021 consisted mainly of selling, general and administrative expenses.

Our selling, general and administrative expenses include employee compensation and employee-related expenses for marketing, sales and other sales-operation positions, and for managerial and administrative functions, including executive officers, accounting, legal, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, professional service fees, respective depreciation, amortization expenses related to certain intangible assets, as well as associated overhead.

Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent, type of products sold, and the degree of achievement of certain performance targets. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses, which aim to strengthen the leadership of our brand in key vertical markets.

Facilities costs that are included in our selling, general and administrative expenses include an allocated portion of the occupancy costs for our facilities where sales, marketing and administrative personnel are located. Professional service fees for accounting and legal services are also included in selling, general and administrative expenses.

Legal Contingencies

a.	On February 2, 2020, the Company filed with the Tel-Aviv District Court a claim against Imdecol Ltd., requesting to enforce pledges placed on Imdecol for the benefit of the Company, due to Imdecol’s inability the repay its debts to the Company.

On February 25, 2020, the court ruled in favor of the Company and determined that the pledges are to be enforced.

On July 20, 2020, the court appointed a receiver over the Company’s pledged assets.

On March 22, 2021, the District Court issued a liquidation order is respect of Imdecol and on October 14, 2021 BOS submitted to the liquidator a debt claim.

In October 2021, the District Court approved an agreement, according to which BOS will perform certain adjustment to a machine delivered to SodaStream (a customer of Imdecol) in consideration of NIS 365,812.

b.	On January 3, 2022, The Company received a demand letter on behalf of one of its customer that alleging the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 (approximately $241,000) payment it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160,000) for claimed damages. Management believes that it can repair the faults the customer has identified in the machine. The Company has recorded a provision in the amount of $241,000 in respect of this matter. In addition, the Company has referred the customer’s claim of damages to its insurance company.

c.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent claiming that he was actually an employee and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On February 14, 2022, the Company issued a response letter, in which all of the sales agent’s claims were rejected, on the basis of his being a service provider, and therefore not entitled to any rights as an employee.

Based on the information available to the Company at this early stage of the matter, and on consultation with the Company’s counsel, the Company believes that if the service provider choses to bring legal action, its chances to prevail are low.

5A.	Results of Operation

Comparison of 2021 to 2020

Consolidated revenues for the year 2021 amounted to $33.6 million compared to $33.6 million in the year 2020. The Supply Chain division’s revenues increased to $19 million in the year 2021 from $18.6 million in the year 2020. Revenues of our Intelligent Robotics division decreased from $2.5 million in year 2020 to $1.6 million in year 2021. The Intelligent Robotics division recognizes revenues upon delivery of a completed project, which may take about six months to complete, and may cause fluctuations in annual revenues, depending upon the timing of particular projects. Sales of our RFID division increased by 5% to $13.2 million in the year 2021.

Gross profit for 2021 was $6.58 million (a gross margin of 19.5%) as compared to $6.12 million (a gross margin of 18.0%) for 2020. The increase in the gross profit margin was attributed to a gross loss of the Intelligent Robotics division in the amount of $460,000 as compared to a gross loss of $871,000 in year 2020. All the projects of the Intelligent Robotics divisions are custom-made and the gross loss is a result of unexpected development costs. We conduct a risk analysis for each project we undertake in order to reduce the associated development risks.

Sales and Marketing expenses of year 2021 amounted to $3.96 million compared to $3.92 million in year 2020.

General and administrative expenses increased to $1.9 million in 2021 from $1.75 million in 2020. The increase in expenses was primarily due to the payroll expense.

During the year ended December 31, 2020, the Company recognized an impairment loss related to intangible assets and goodwill of the Intelligent Robotics division in an amount of $988,000. No impairment loss was recognized during the year ended December 31, 2021.

Financial expenses decreased to $105,000 in year 2021 from $348,000 in year 2020. The decrease is attributed mainly to currency differences income that amounted to $97,000 in year 2021 as compared to currency differences expenses of $47,000 in year 2020. Due to the reduction in bank loans from $2.0 million on December 31, 2020 to $1.4 million on December 31, 2021, the interest expenses decreased from $272,000 in year 2020 to $202,000 in year 2021.

Net profit for year 2021 was $451,000 as compared to a net loss of $960,000 in 2020. The basic and diluted net loss per share in 2021 were $0.09 and $0.08, respectively, compared to a basic and diluted net loss per share of $0.22 in 2020.

For a discussion of our financial results for the year 2019 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 31, 2020.

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

Impact of Inflation and Currency Fluctuations

In 2021, the NIS appreciated against the dollar by approximately 3.3%. In 2020 and 2019, the NIS depreciated against the dollar by approximately 6.9% and approximately 7.8%, respectively, while in 2018 the NIS depreciated against the dollar by approximately 8.1%. In 2017, the NIS appreciated against the dollar by 9.8%. In the year ended December 31, 2021 the inflation rate in Israel was 2.4%. In the year ended December 31, 2020 there was annual deflation in Israel of 0.7%. In the years 2019, 2018 and 2017, the inflation rate in Israel was 0.6%, 0.8% and 0.4%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and increased in 2020, 2019 and 2017. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

Commencing January 1, 2018, the corporate tax rate is 23%.

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

In the year ended December 31, 2021, the Company had net profit of $451,000 as compared to net loss of $960,000 in the year 2020 and a net loss of $913,000 in the year 2019. In the year ended December 31, 2021, the Company generated a positive cash flow from operating activities amounting to $9,000 as compared to a positive cash flow from operating activities amounting to $1,058,000 in 2020 and a negative cash flow from operating activities amounting to $915,000 in 2019. The Company’s cash and cash equivalents amounted to $1,875,000 as of December 31, 2021. The Company had a positive working capital of $9,118,000 and $7,621,000, as of December 31, 2021 and December 31, 2020, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2021, we had $0.7 million in long-term debt (net of current maturities of $740,000) and no short term bank loans.

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

On January 4, 2021, the Company entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants at a combined purchase price of $2.50 in a registered direct offering, which resulted in gross proceeds of $2 million. The Warrants have an exercise price of $2.75 per Ordinary Share.

On May 16, 2019, the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 ordinary shares at a price of $2.50 per share, resulting in gross proceeds of $1 million. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per ordinary share. The warrants are exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent.

In May 2017, the Company entered into the 2017 SEDA with YA II. The 2017 SEDA provides that, upon the terms and subject to the conditions set forth therein, YA II is committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a 4-year commitment period. The Company issued 67,307 shares to YA Global II SPV, LLC as a commitment fee for this financing. The purchase price of the Ordinary Shares will be at a 7% discount off the average share trading price, calculated as described in the 2017 SEDA. The Ordinary Shares to be issued to YA II under the 2017 SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2017 SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA II of any shares to be issued to YA II under the 2017 SEDA. As of December 31, 2021, $1,000,000 has been drawn on this equity line for which the Company has issued an aggregate of 396,138 Ordinary Shares. The Company has filed a registration statement covering the resale by YA II of up to 878,161 Ordinary Shares that the Company may sell to YA II under the 2017 SEDA. The 2017 SEDA expired on May 8, 2021.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our on-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2021, our trade receivables’ and trade payables’ aging days were 100 and 98 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $9,118,000 as of December 31, 2021. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by (used in) operating activities decreased to $9,000 in 2021 from $1,058,000 in year 2020, a reduction of approximately $1 million. The reduction is attributed mainly to an increase in inventory in the amount of $(515,000) in year 2021 as compared to a decrease in inventory in the amount of $575,000 in year 2020. The increase in inventory in year 2021 relates to increased backlog and a preparation for an expected shortage of products. Net cash used in operating activities in year 2019 amounted to $915,000.

Net cash provided by (used in) investment activities in year 2021 amounted to $(379,000). Net cash used in investment activities in 2020 amounted to $71,000. Net cash used in investment activities in 2019 amounted to $(2,220,000) and included $1,895,000 of consideration for the acquisition of the business operations of Imdecol.

Net cash provided by financing activities in 2021 amounted to $1,311,000. Net cash provided by financing activities in 2020 amounted to ($532,000). Net cash provided by financing activities in 2019 amounted to $1,972,000 and included $1,498,000 received from issuance of Ordinary Shares of the Company.

5C.	Research and Development

Our research and development is attributed to the Intelligent Robotics division and consists of the engineering resources required to develop custom-made automation concepts for potential customers. Research and development expenses were $208,000 for the year ended December 31, 2021 compared to $112,000 for the year ended December 31, 2020.

5D.	Trend Information

BOS’ vision is to become a leading provider of comprehensive solutions comprised of services, equipment and custom-made automatic machines that improve inventory control and increase productivity of production and logistics processes. The RFID division’s revenues are expected to grow as a result of the acquisition of Dagesh on March 10, 2022. Since most of our Supply Chain division customers are from the Israeli defense industry and because defense budgets are expected to increase due to the Russia-Ukraine conflict, we expect that the revenues of our Supply Chain division will grow in the year 2022.

5E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data, however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition, results of operations and for fully understanding and evaluating our reported results:

●	Inventories

●	contingency

●	Goodwill

●	Revenue recognition

a.	Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2021 and 2020, inventory write down amounted to $407 and $316, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2021, the remaining intangible assets were comprised mainly of costumer relationship.

In the year ended December 31, 2020, the Company recognized an impairment loss related to intangible assets in an amount of $517. No impairment loss was recognized in the year ended December 31, 2021. For further information, see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2021.

For the year ended on December 31, 2019, there was an impairment loss related to intangible assets in an amount of $356.

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

Commencing upon the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, for goodwill impairment tests performed in fiscal years beginning after December 15, 2019) when the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit.

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $4.7 million. The Company performed an impairment analysis as of December 31, 2021 and 2020, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2021 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

Intelligent Robotics Division:

As of December 31, 2021, the goodwill under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019) was entirely written off.

The Company performed an impairment analysis as of December 31, 2020, and as of December 31, 2019, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. The analysis resulted in an impairment loss of goodwill with respect to such unit in the years 2020 and 2019, in the amounts of $471 and $614, respectively.

The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

d.	Revenue Recognition:

Revenues

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

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management[1]

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Ziv Dekel (*)(1)	58	Chairman of the Board of Directors (Class C)
Ms. Osnat Gur (*)(1)	51	Director (Class C)
Mr. Yaron Eldad (*) (3)	55	Chairman of Audit and Compensation Committees (Class A)
Mr. Eyal Cohen(2)	53	Chief Executive Officer and Director (Class B)
Mr. Avidan Zelicovsky	52	President
Mr. Moshe Zeltzer	41	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Class C - Elected for a 3-year term.

(2)	Class B - Elected for a 2-year term.

(3)	Class A - Elected for a 1-year term.

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

1 Michael Osborne passed away on July 1, 2021. Odelia Levanon’s term ended on October 21, 2021.

Ms. Osnat Gur joined our Board of Directors in October 2021. Ms. Gur brings extensive experience in the management of companies. Currently, Ms. Gur serves as the CEO of Oz Global B2B, a full-service global B2B marketing agency. She has served as the CEO of TAT, a technology company from 2014 through 2019 and as a director in the public company Maabarot Products Ltd during 2004-2015. From 2013 to 2015, Ms. Gur served as the CEO of Anlit Ltd a company that develops and produces high-quality children’s dietary supplements and from 2012-2014 she served as the deputy to the CEO of Altman Health, a provider of dietary supplements. Ms. Gur holds an MA in Organizational Sociology from the Tel Aviv University, and a BA in Behavioral Sciences from Bar Ilan University.

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

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021, Prior to joining the Company, during the years 2018-2020, Mr. Zeltzer was a controller at Eltek Ltd. (Nasdaq: ELTK). Between the years 2012 and 2018, Moshe served as a controller at Metropolinet Ltd (Milgam Group). and between the years 2007-2012 was an auditor with BDO Israel. Mr. Zeltzer holds a B.A. in Economics and Business Administration from the Ariel University and an Accounting Certificate from the Bar-Ilan University and is a Certified Public Accountant.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2021. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, stock- based compensation, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 10 persons).	$680	$105

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

Chairman

On December 2020, our shareholders approved a grant of 20,000 options to purchase Ordinary Shares to the Company’s Chairman, Mr. Ziv Dekel.

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

Set forth below is the compensation of our executives in respect of the year ended December 31, 2021 and to date:

CEO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $14,000) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

On March 29, 2021, our Board approved a special bonus of two monthly salaries (a total of NIS 88,944 or approximately $26,000) to Mr. Cohen for personal achievement, in accordance with our Compensation Policy.

The entire bonus to Mr. Cohen was paid by issuance of 7,188 shares of the Company. The price per share was based on the weighted average closing price of the Company’s shares on Nasdaq during the 20 trading days preceding the date of the approval of the bonus by the Board.

As provided in our Compensation Policy, the total annual bonus for the Chief Executive Officer and is capped at five (5) monthly salaries. The Board of Directors may reduce any bonus payable to the Co-Chief Executive Officer and Chief Financial Officer by up to 20%, at its discretion.

Options:

On October 2021, our shareholders approved a grant of 100,000 options to purchase Ordinary Shares to the Company’s CEO, Mr. Eyal Cohen.

The options were granted pursuant to the Company’s 2003 Share Option Plan and have the following terms:

●	Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the Grant Date.

●

Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the Grant Date, provided that Mr. Cohen is still serving as the CEO at the applicable vesting date. The vesting of any unvested options shall be accelerated and they shall become immediately exercisable: (i) ten days before the closing of a Transaction; or (ii) upon the termination of the CEO other than for “Cause”.

Transaction means: (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

●	The vested options shall expire on the fifth anniversary of the Grant Date (the “Exercise Period”). The vested options shall be exercisable during the Exercise Period whether or not the CEO holds office at the time of exercise, except that in case of a Transaction during the Exercise Period, any vested options not assumed or substituted by a Successor Company (as defined in the Plan) shall expire if not exercised on or before the closing of the Transaction.

CFO, Mr. Moshe Zeltzer:

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021.

Monthly Salary:

A gross monthly base salary of NIS 25,000 (approximately $7,300) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Options:

On February 19, 2021, the Company’s Board of Directors approved a grant to Mr. Zeltzer of options to purchase 20,000 of the Company’s Ordinary Shares, on the following terms:

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

President, Mr. Avidan Zelicovsky

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Monthly Salary:

A gross monthly base salary of NIS 44,472 (approximately $14,000) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

On March 29, 2021, our Board approved a special bonus of two monthly salaries (NIS 88,944 or approximately $26,000) to Mr. Zelicovsky for personal achievement, in accordance with our Compensation Policy.

Options:

Mr. Zelicovsky has not been granted any options in 2021.

For additional information on the compensation of our directors and management see our proxy statement filed with the SEC under Form 6-K on October 21, 2021.

6C.	Board Practices

Directors:

Our Board of Directors is currently comprised of 4 directors. The directors are elected by a simple majority at the annual shareholders’ meeting. Pursuant to the Company’s amended Articles of Association adopted by the shareholders on October 31, 2019, our Board of Directors is comprised of 3 classes, such that on each annual general meeting, approximately one-third of our directors are being nominated for election. At the October 2019 shareholders meeting the directors were elected for staggered periods ranging from one to three years, as follows: Class A shall serve an initial term of one year; Class B shall serve an initial term of two years; and Class C shall serve an initial term of three years.

Commencing upon the December 16, 2020, annual shareholders meeting, a director elected upon the lapse of his term was elected to serve a three-year term, and until his or her respective successor is elected and qualified, unless such director is elected as a replacement to a director who did not complete its term. In such case the replacement director is elected for the remaining period applicable to the director he is replacing.

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

Nasdaq Marketplace Rules require that the board of directors of a Nasdaq-listed company have a majority of independent directors, within the meaning of Nasdaq rules. Our Board of Directors has determined that Messrs. Dekel, Eldad and Gur, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements. In accordance with Nasdaq Rules, our independent directors conduct executive sessions at least twice a year.

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

Audit Committee:

Under the Israeli Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee currently consists of Yaron Eldad, Osnat Gur and Ziv Dekel. The chairperson of the audit committee is Yaron Eldad.

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

Under the Nasdaq Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee currently consists of Yaron Eldad, Ziv Dekel and Osnat Gur. The chairperson of the compensation committee is Yaron Eldad.

Internal Auditor:

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

Duties of Shareholders:

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

As of March 15, 2022, we had 85 employees that are all located in Israel. Of these 85 employees: 12 employees are in general and administrative positions, 13 employees are in marketing and sales, 18 employees are employed as technicians, 4 employees are employed as engineers, 5 employees are in the manufacturing department and 33 employees are in operating activities.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2022, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 5,193,663 ordinary shares outstanding as of March 15, 2022.

As of March 15, 2022, shares and options held by our officers and directors, then consisting of 6 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Eyal Cohen	Chief Executive Officer	147,188	2.8%
Avidan Zelicovsky	President	13,333	0.25%
Ziv Dekel	Chairman	27,500	0.52%
Yaron Eldad	Director	7,500	0.14%
Moshe Zeltzer	Chief Financial Officer	20,000	0.38%
Osnat Gur	Director	7,500	0.14%

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

As of March 15, 2022, we had 275,833 options outstanding under the Plan (of which 64,166 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.118		60,833
$2.176		10,000
$2.388		10,000
$2.433		7,500
$2.775		20,000
$3.195		20,000
$3.251		7,500
$3.252		100,000
$3.863		30,000
$4.022		10,000
	Total	275,833

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

To the Company’s knowledge, Todd M. Felte owns 871,100 Ordinary Shares, representing as of March 15, 2022, 16.63% of the issued and outstanding Ordinary Shares(1) and Janney Montgomery Scott LLC owns 524,481 Ordinary Shares, representing as of October 8, 2021, 10.1% of the issued and outstanding Ordinary Shares(2). As of March 15, 2022, no other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below

Holdings as of:	December 31, 2019	December 31, 2020	December 31, 2021	March 15, 2022
Todd M. Felte(1)	N/A	845,700	845,700	871,100
Janney Montgomery Scott LLC(2)	N/A	N/A	524,481

(1)	According to a 13G/A report dated January 31, 2022, which contained information with respect to Mr. Felte’s share ownership as of December 31, 2021.
(2)	According to a 13G report dated October 8, 2021, which contained information with respect to share Janney Montgomery Scott’s ownership as of October 8, 2021.

As of March 15, 2022, there were 37 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 96% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Intercompany Payments

During each of the years 2020 and 2021 the Company charged each of its subsidiaries, Odem and Dimex, $350,000 for their share of corporate overhead.

Since January 2018 until March 15, 2022, the Company has raised $4.6 million, most of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders on October 22, 2015 and July 18, 2018, most recently, on October 21, 2021. In addition, under the indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

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

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2021	$7,972,000	24%
2020	$9,182,000	27%
2019	$10,324,000	31%

Legal Proceedings

a.	On February 2, 2020, the Company filed with the Tel-Aviv District Court a claim against Imdecol Ltd., requesting to enforce pledges placed on Imdecol for the benefit of the Company, due to Imdecol’s inability the repay its debts to the Company.

On February 25, 2020, the court ruled in favor of the Company and determined that the pledges are to be enforced.

On July 20, 2020, the court appointed a receiver over the Company’s pledged assets.

On March 22, 2021, the District Court issued a liquidation order is respect of Imdecol and on October 14, 2021 BOS submitted to the liquidator a debt claim.

In October 2021, the District Court approved an agreement, according to which BOS will perform certain adjustment to a machine delivered to SodaStream (a customer of Imdecol) in consideration of NIS 365,812.

b.	On January 3, 2022, The Company received a demand letter on behalf of one of its customer that alleging the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 (approximately $241,000) payment it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160,000) for claimed damages. Management believes that it can repair the faults the customer has identified in the machine. The Company has recorded a provision in the amount of $241,000 in respect of this matter. In addition, the Company has referred the customer’s claim of damages to its insurance company.

c.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent claiming that he was actually an employee and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On February 14, 2022, the Company issued a response letter, in which all of the sales agent’s claims were rejected, on the basis of his being a service provider, and therefore not entitled to any rights as an employee.

Based on the information available to the Company at this early stage of the matter, and on consultation with the Company’s counsel, the Company believes that if the service provider choses to bring legal action, its chances to prevail are low.

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

No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33&frac13;% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement (Article 13.1). If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (Article 13.2). The quorum for the commencement of the adjourned meeting shall be any number of participants.

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

To the extent that the discussion is based on tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the judiciary tax or other authorities in question.

EACH INDIVIDUAL OR CORPORATION IS URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND OTHER DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to holders or purchasers of our ordinary shares in light of their particular investment circumstances, or certain types of holders or purchasers of our ordinary shares subject to special tax treatment, such as of this kind of investor traders in securities and persons that own, directly or indirectly, 10% or more of our outstanding voting capital, who are subject to special tax regimes not covered in this discussion.

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

Taxation of Israeli Residents Shareholders

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such individual shareholder is considered a “substantial shareholder” at the time of sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any “means of control” in the company. “Means of control” generally include the right to vote, receive profits, receive assets upon liquidation, nominate a director or an executive officer, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by an Israeli resident corporation is generally subject to the corporate tax rate (currently 23%).

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the treaty between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.” and the “U.S.-Israel Tax Treaty”, respectively), the sale, exchange or other disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or other disposition, subject to certain conditions, (ii) the capital gains arising from such sale, exchange or other disposition can be attributed to a permanent establishment in Israel, (iii) the capital gains arising from such sale, exchange or other disposition is attributed to real estate located in Israel; (iv) the capital gains arising from such sale, exchange or other disposition is attributed to royalties, or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or other disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or other disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to any specific U.S. state or local taxes.

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

Under the U.S.-Israel Tax Treaty, the following withholding rates will apply with respect to dividends distributed by an Israeli resident company to a U.S. resident entitled to claim the benefits of the U.S.-Israel Tax Treaty (if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority and): (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or Benefited Enterprise — the withholding tax rate is 15% and (iii) in all other cases, the withholding tax rate is 25%.

A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that the recipient is not otherwise required to file a tax return in Israel.

Israeli Transfer Pricing Regulations

Section 85A of the Israeli Income Tax Ordinance (New Version), 5721-1961 and the transfer pricing regulations promulgated thereunder require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeds NIS 647,640 for 2021 and NIS 663,240 for 2022.

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

This summary of certain material U.S. federal income tax considerations is for general information only and should not be considered tax advice or relied upon for tax planning purposes. Accordingly, each U.S. holder of our Ordinary Shares is advised to consult with its tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to which it is subject with respect to purchasing, holding or disposing of our Ordinary Shares and the effect of potential changes in applicable tax laws.

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

Subject the discussion below under “Tax consequences if we are a passive foreign investment company (a “PFIC”),” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at preferential tax rates (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income” And we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market); or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Section 246(c) of the Code, any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be considered a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so. In such case the dividend will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing (but not below zero) the U.S. holder’s tax basis in its Ordinary Shares to the extent thereof, and then as capital gain from the deemed disposition of the Ordinary Shares (subject to the PFIC rules discussed below). Such distributions (treated as capital gain) would not give rise to income from sources outside the United States. Corporate holders will not be allowed a deduction for dividends received in respect of the Ordinary Shares.

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

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange or other disposition of our Ordinary Shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition (including the amount of any foreign taxes withheld therefrom) and the U.S. holder’s tax basis in the Ordinary Shares; which is usually the cost to the U.S. holder of the Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be considered a long-term capital gain or loss if the U.S. holder had held the Ordinary Shares for more than one year at the time of the disposition and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Long-term capital gains of certain non-corporate shareholders are generally taxed at preferential rates (currently a maximum of 20%). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. An accrual method U.S. holder may avoid realizing a foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income of loss. U.S. holders are urged to consult their own tax advisors regarding the foreign tax credit rules with respect to an foreign taxes withheld from a taxable disposition of our Ordinary Shares, as well as regarding any foreign currency gain or loss in connection with such disposition.

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

Based on an analysis of our income, assets and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, there can be no assurance that the IRS will agree with our position or that the IRS could not successfully challenge our position. PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our Ordinary Shares which are relevant to this determination. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2022 or in a future taxable year.

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

Tax return disclosure and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of 24% with respect to dividend payments made with respect to, and proceeds from the disposition of, the Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, provided, in either case, that the required information is furnished to the Internal Revenue Service.

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with their U.S. Federal income tax returns, unless an exception applies. Generally, U.S. holders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required return information is filed. Each U.S. holders should consult with its own tax advisors regarding its obligation to file an IRS Form 8938 in light of its own particular circumstances.

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

Recognize all changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) as a component of OCI, net of tax; such amounts are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2020 and 2021, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to an income (loss) of $47,000, and an income of ($56,000), respectively.

In addition, the Company previously entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial loss related to these contracts was $47 in the year 2020.

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

The table below presents the account receivables balance by geographical market as of December 31, 2020 and December 31, 2021:

	2021	2020
Israel and others	$8,361,000	$7,998,000
India	775,000	636,000
Americas	121,000	390,000
Far East	131,000	38,000
Europe	113,000	110,000
	$9,501,000	$9,172,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $44 in year 2022.

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

The Company’s Chief Executive Officer and its Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 1a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, such Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable level of assurance (see paragraph (e) below) as of the end of the period covered by this report.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2021, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2021, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2020 and 2021.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2020 and 2021. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$88,000	100%	$75,000	88%
All Other Fees – Grant Thornton (2)	$-	-%	$10,000	12%
Total	$88,000	100%	$85,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2021.

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

Item 16H:  Mine Safety Disclosures

Not applicable.

Item 16I:  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
1.2	Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on September 3, 2021).
4.2	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 1, 2019)
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
4.4	Compensation Policy for Directors and Officers (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on November 4, 2020).
4.5	Note Purchase Agreement between Ruby Tech Inc. and YA II PN, LTD dated February 19, 2020; $600,000 Note issued by Ruby Tech Inc. to the Lender and Warrant to purchase up to 100,000 ordinary shares issued by B.O.S Better Online Solutions Ltd. to the Lender. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 31, 2020).
4.6	Securities Purchase Agreement dated May 16, 2019, by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein, and Form of Warrant issued by the Company to the Investors (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on August 8, 2019).
4.7	Securities Purchase Agreement dated December 30, 2020 by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein and Form of Warrant (incorporated by reference to the Company’s Report on Form 6-K filed on January 4, 2021).

4.8*	Summary of Key Terms of Asset Purchase Agreement between BOS-Dimex Ltd. and Dagesh Inventory Counting and Maintenance Ltd., dated March 10, 2022.
8.1	List of subsidiaries (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
101*	The following financial information from the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019; (ii) Consolidated Balance Sheets at December 31, 2021 and 2020; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: March 31, 2022

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

- - - - - - - - - - - -

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment analysis

Refer to Note 2j, and Note 8 to the consolidated financial statements. As of December 31, 2021, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of US $4.7 million that was allocated to one reporting unit. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determined the fair value of the reporting unit using the income approach, which utilizes a discounted cash flow model. The impairment test was based on a valuation performed by management with the assistance of a third party. Judgments and assumptions used in the discounted cash flow model included future revenues, operating income, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

The principal considerations for our determination that the goodwill impairment assessment is a critical audit matter are the high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate for the reporting unit. Given the subjective nature and judgment applied by management, auditing these estimates required a high degree of auditor judgment and an increased extent of effort including the use of specialists.

Our audit procedures related to the annual goodwill impairment analysis of the reporting unit included the following, among others:

●	We obtained an understanding, evaluated the design and tested the operating effectiveness of key internal controls over financial reporting relating to management’s goodwill impairment tests, including controls over management forecasts of future revenue, short-term and long-term growth rates, operating income margins, and the determination of the discount rate.

●	We evaluated the appropriateness of the discounted cash flow model; tested the completeness, accuracy and relevance of underlying data used in the model; and evaluated the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate. Our evaluation involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) the consistency of the assumptions used with evidence obtained in other areas of the audit.

●	We utilized a valuation specialist to assess the appropriateness of the impairment methodology used and to assist us with testing key inputs and discount rate assumptions in the discounted cash flow model.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2017.

Tel-Aviv, Israel

March 31, 2022

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2021	2020
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,875	$1,036
Restricted cash deposits	242	140
Trade receivables (net of allowance for doubtful accounts of $123 and $146 at December 31, 2021 and 2020, respectively)	9,209	9,172
Other accounts receivable and prepaid expenses	977	1,311
Inventories	5,567	4,871

Total current assets	17,870	16,530

LONG-TERM ASSETS	150	59

PROPERTY AND EQUIPMENT, NET	1,097	956

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	944	767

OTHER INTANGIBLE ASSETS, NET	20	40

GOODWILL	4,676	4,676

Total assets	$24,757	$23,028

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2021	2020

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$740	$815
Operating lease liabilities, current	538	557
Trade payables	5,200	5,492
Employees and payroll accruals	996	985
Deferred revenues	917	601
Advances net of inventory in progress	249	68
Accrued expenses and other liabilities	112	391

Total current liabilities	8,752	8,909

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	681	1,216
Operating lease liabilities, non-current	565	367
Long-term deferred revenues	132	303
Accrued severance pay	280	364

Total long-term liabilities	1,658	2,250

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares: Authorized; 8,000,000 and 6,000,000 shares at December 31, 2021 and 2020, respectively; Issued and outstanding: 5,250,518 and 4,391,163 shares at December 31, 2021 and 2020, respectively and additional paid-in capital	84,854	82,827
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(70,264)	(70,715)

Total shareholders’ equity	14,347	11,869

Total liabilities and shareholders’ equity	$24,757	$23,028

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2022
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Revenues	$33,634	33,551	$33,817
Cost of revenues	27,048	27,433	27,159

Gross profit	6,586	6,118	6,658

Operating costs and expenses:
Research and development	208	112	-
Sales and marketing	3,955	3,922	4,064
General and administrative	1,906	1,747	2,255
Impairment of intangible assets	-	517	356
Impairment of goodwill	-	471	614

Total operating costs and expenses	6,069	6,769	7,289

Operating (loss) income	517	(651)	(631)
Other income	-	39
Financial expenses, net	(105)	(348)	(330)

Income before taxes on income (loss)	412	(960)	(961)
Taxes on income (tax benefit)	(39)	-	(48)

Net income (loss)	$451	(960)	$(913)

Basic net income (loss) per share	$0.09	(0.22)	$(0.23)

diluted net income (loss) per share	$0.08	(0.22)	$(0.23)
Shares (in thousands) used in calculation of earnings per share:

Basic	5,212	4,298	4,053
Diluted	5,424	4,298	4,059

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net income (loss)	$451	(960)	$(913)

Cash flow hedging instruments:
Change in unrealized gains and losses	-	(57)	53
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	-	47	47

Other comprehensive income (loss)	-	(10)	100

Comprehensive income (loss)	$451	(970)	$(813)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2018	3,553,714	$80,686	$(333)	$(68,842)	$11,511

Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement, net (see Note 15.a.1)	158,023	465	-	-	465
Share based compensation expenses (see Note 15.a.2)	20,858	143	-	-	143
Issuance of Ordinary Shares related to a Securities Purchase Agreement, net (see Note 15.a.3)	400,000	935	-	-	935
Exercise of options	125,195	316	-	-	316
Other comprehensive income	-	-	100	-	100
Net loss	-	-	-	(913)	(913)

Balance at December 31, 2019	4,257,790	$82,545	$(233)	$(69,755)	$12,557
Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement, net (see Note 15.a.1)	41,090	23	-	-	23
Share based compensation expense (see Note 15.a.2)	7,665	77	-	-	77
Expenses underlying shelf registration	-	(41)	-	-	(41)
Warrants underlying loan agreement (see Note 15.a.5)	-	30	-	-	30
Exercise of options	84,618	193	-	-	193
Other comprehensive loss	-	-	(10)	-	(10)
Net loss	-	-	-	(960)	(960)

Balance at December 31, 2020	4,391,163	$82,827	$(243)	$(70,715)	$11,869
Share based compensation expense (see Note 15.a.2)	7,188	94	-	-	94
Expenses underlying shelf registration	-	(27)	-	-	(27)
Exercise of options	52,167	119	-	-	119
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 15.a.4)	800,000	1,841	-	-	1,841
Net lncome	-	-	-	451	451

Balance at December 31, 2021	5,250,518	84,854	(243)	(70,264)	14,347

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$451	$(960)	$(913)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	258	310	971
Impairment of goodwill and intangible assets	-	988	356
Loss (Gain) from sale and disposal of property and equipment	-	18	(10)
Gain from sale of shares	-	(57)	-
Interest and Currency fluctuation of loans	39	153	213
Severance pay, net	(84)	61	2
Share-based compensation expense	67	65	81
Decrease (Increase) in trade receivables, net	(37)	891	(1,970)
Decrease (Increase) in other accounts receivable and other assets	243	(30)	(357)
Decrease (Increase) in inventories	(515)	575	(2,125)
Increase (decrease) in trade payables	(292)	(1,011)	2,397
Increase (decrease) in employees and payroll accruals, advances deferred revenues, accrued expenses and other liabilities	(121)	55	440

Net cash provided by (used in) operating activities	9	1,058	(915)

Cash flows from investing activities:

Purchase of property and equipment	(379)	(84)	(335)
Proceeds from sale of property and equipment	-	98	10
Proceeds from sale of shares	-	57	-
Acquisition of Imdecol (Appendix B)	-	-	(1,895)

Net cash provided by (used in) investing activities	(379)	71	(2,220)

Cash flows from financing activities:

Proceeds from issuance of shares, net	1,841	102	1,498
Proceeds from exercise of options	119	193	316
Proceeds from short and long-term loans	173	774	737
Repayment of short and long-term loans	(822)	(1,601)	(579)

Net cash provided by (used in) financing activities	1,311	(532)	1,972

Increase (decrease) in cash, cash equivalents and restricted cash	941	597	(1,163)
Cash, cash equivalents and restricted cash at the beginning of the year	1,176	579	1,742

Cash, cash equivalents and restricted cash at the end of the year	$2,117	1,176	$579

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$59	$98	$98

Taxes	$-	$-	$31

(b) Non-cash activities:

Prepaid expenses related to Standby Equity Distribution Agreement (see Note 15a.1)	$-	$77	$35

Operating lease right-of-use assets	669	-	1,176
Operating lease liabilities	$669	$410	1,176

Appendix B: Net cash used to pay for the acquisition of Imdecol (see Note 3):

June 1, 2019

Inventory	$380
Intangible assets , Net	$953
Property and equipment, Net	$91
Loss Contracts	$(614)
Goodwill	$1,085
Net cash used to pay for the Acquisition	$1,895

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

Restricted bank deposits are deposits related to forward contracts with banks, guaranties to customers and custom. Restricted deposits are presented at their cost.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2021 and 2020, inventory write-down amounted to $407 and $316, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2021 the remaining intangible assets were comprised mainly of customer relationships.

For year ended on December 31, 2021, no impairment losses were identified.

During the year 2020 the Company recognized an impairment loss related to intangible assets in an amount of $517. For further information, see Note 8 below.

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

Commencing, upon the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment), for goodwill impairment tests performed in fiscal years beginning after December 15, 2019 when the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit. As of December 31, 2021 there is a balance of goodwill related only to the RFID Division, as described below:

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.7 thousand. The Company performed an impairment analysis as of December 31, 2021 and 2020, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2021 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

Intelligent Robotics Division:

Under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019, see Note 3) there is one reporting unit with an allocated goodwill amount of approximately $ 471 (before the impairment loss recorded in the year ended December 31,2020).

The Company performed an impairment analysis as of December 31, 2020, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. The analysis resulted in an impairment loss of the entire balance goodwill with respect to such unit in an amount of $471.

The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate. As of December 31,2021 there was no balance of goodwill allocated to such reporting unit. See also Note 8.

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

Severance expenses for years 2021, 2020 and 2019 amounted to $267, $379 and $ 315, respectively.

l.	Revenue recognition:

Commencing January 1, 2018, the Company applied ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”)

In accordance with ASC 606, the Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

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

The trade receivables of the Company are derived from sales to customers located primarily in Israel, the Far East, Europe and America. The Company generally does not require collateral however a part of the Company’s customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd.

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

The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2021, 2020 and 2019 is $21, $16 and $1, respectively.

o.	Contingencies:

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recognize the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) as a component of OCI, net of tax., such amounts are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 40,000, 479,167and 413,373 for the years ended December 31, 2021, 2020, and December 31, 2019, respectively.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Commencing January 1, 2019, following the adoption of ASU 2018-07, which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees (with certain exceptions), share-based payments to non-employees are accounted for in accordance with ASC 718.

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

The fair value for options granted in years 2021, 2020 and 2019 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2021	2020	2019

Risk-free interest	0.84%	0.51%	1.52%
Dividend yields	0	0	0
Volatility	48%	45%	55%
Expected option term	3.5 years	3.5 years	3.5 years

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of certain reporting units that include goodwill and intangible assets at fair value on a nonrecurring basis. These items are adjusted to fair value when they are considered to be impaired (see Note 8). As of December 31, 2021 the Company measured the fair value of reporting unit goodwill at a total carrying amount of US$ 4.67 million that was allocated to one reporting unit. The evaluation provided that there is no need to recognize impairment. The fair value measurement of such reporting unit is classified as level 3.

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

t.	Research and development costs:

Research and development costs (other than computer software related expenses) are expensed as incurred.

u.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company’s equity, net income or cash flows.

v.	Leases:

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

In accordance with ASC 842, the Company determines if an arrangement is a lease at inception. Under the ASC 842, arrangements meeting the definition of a lease are classified as operating or financing leases. A classification of a lease is determined based on the following criteria:

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

Leases are recorded on the consolidated balance sheet as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses if any, are recorded when incurred.

The Company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, right-of-use assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term.

The Company had no material finance leases throughout the reporting periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Accounting pronouncements adopted during the reported period:

Accounting Standards Update 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

The adoption of ASU 2017-04 impacted the goodwill impairment test that was performed as of December 31, 2021.

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

The Company adopted ASU 2019-12 in January 1, 2021. However, the adoption did not have a significant effect on the consolidated financial statements.

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

The purchase price was comprised as follows:

a.	An advance of $276 was paid to Imdecol in cash upon signing the definitive agreement in March 2019;

b.	An additional approximately $1,619 was paid to Imdecol in cash at closing, on June 1, 2019.

c.	The final consideration would have been required to be paid by August 2020, according to certain performance conditions (“Contingent Consideration”).

The Imdecol acquisition expenses amounted to approximately $138.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS (Cont.)

The purchase price allocation of the acquired business was as follows:

June 01,
2019
Cash paid	1,895
Contingent Consideration (1)	-
Total acquisition price	$1,895

Recognized amounts of identifiable assets acquired:
Intangible assets, net (2)	953
Property and equipment, net	91
Inventory	380
Loss Contracts (3)	(614)
Net assets acquired	810
Goodwill (4)	1,085

(1)	The Company measured the fair value of the Contingent Consideration upon the completion of the acquisition (June 2019) at Zero. The performance of the acquired business up to August 2020 has not met the profitability goals for contingent payment. Accordingly, no Contingent Consideration was required to be paid.

(2)	The fair value adjustment estimate of identifiable intangible assets were determined using the “income approach”, which is a valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(3)	Loss contracts - management identified certain contracts of the acquired operations of Imdecol as loss contracts as it was determined that the unavoidable costs of meeting the obligations assumed under such contracts (i.e. the expected manufacturing costs and service costs including labor expenses) exceed the expected future economic benefits to be received. Those loss contracts were recognized as a liability at fair value as of the acquisition date.

(4)	As part of the purchase price allocation for the acquisition, the Company recorded goodwill in an amount of $1,085. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets net of the fair value. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8B).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS (Cont.)

Upon completion of the acquisition, the goodwill was allocated to the acquired operations as it was determined to represent a separate reporting unit and commencing 2020 is also recognized as an operating segment (the Intelligent Robotics segment). During the years ended December 31, 2020 and 2019, the Company recognized an impairment loss in an amount of $471 and $614, units and accordingly as of December 31, 2021, the balance of the goodwill related to such reporting unit is 0.

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2021	2020

Government authorities	$144	$26
Advances to suppliers	384	580
Prepaid expenses	366	488
Accrued income	1	146
Other	82	71

	$977	$1,311

NOTE 5:- INVENTORIES

	December 31
	2021	2020

Raw materials	$178	$116
Inventory in progress	1,658	1,299
Finished goods	4,673	4,389
Net – advances from customers	(942)	(933)

	$5,567	$4,871

NOTE 6:- LONG TERM ASSETS

	December 31
	2021	2020

Prepaid expenses	$91	$-
Other	$59	$59

	$150	$59

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:

Computers and software	$1,237	$1,164
Machines	572	572
Office furniture and equipment	501	495
Leasehold improvements	1,128	1,118
Motor Vehicles	665	375

	$4,103	$3,724

Accumulated Depreciation:

Computers and software	$1,181	$1,115
Machines	549	527
Office furniture and equipment	375	357
Leasehold improvements	610	535
Motor Vehicles	291	234

	$3,006	$2,768

Property and equipment, net	$1,097	$956

Depreciation expenses amounted to $238, $270 and $277 for the years ended December 31, 2021, 2020 and 2019, respectively. Additional equipment was purchased in an amount of $379, $84 and $342 for the years ended December 31, 2021, 2020 and 2019, respectively

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2021	December 31, 2020	Weighted average amortization period

Cost:
Brand name	946	946	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship*	728	728	7
Backlog	90	90

	4,325	4,325
Accumulated amortization:
Brand name	946	946
Customer list	2,450	2,450
Software	111	111
Customer relationship*	708	688
Backlog	90	90

	4,305	4,285

Amortized cost	$20	$40

(*)	Due to the decline in the results of the acquired Imdecol business (See Note 3) and the expectation of management for its future anticipated performance, the Company performed during the year ended December 31, 2020, an impairment analysis of the intangible assets which relate directly to its operations. Based on such analysis the Company recorded an impairment charge further described below:

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

As a result of the above, During the year ended December 31, 2020, the Company recorded an impairment loss in an amount of $517, with respect to customer relationship that was recorded under “impairment of intangible assets” in the consolidated statement of operations. ( During the year ended December 31, 2019, the Company recorded an impairment loss in an amount of $356).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

Intangible assets are amortized based on the straight-line method for their remaining useful life.

Amortization expenses amounted to $20, $41 and $ 79 for the years ended December 31, 2021, 2020 and 2019, respectively.

B.	The changes in the carrying amount of goodwill for the years ended December 31, 2021, 2020 and 2019, are as follows:

Goodwill
Balance as of January 1, 2019	4,676
Changes during 2019
Acquisition of Imdecol	1,085
Impairment of Goodwill (See Note 2j) (*)	(614)
Balance as of January 1and December 31, 2019	5,147
Changes during 2020
Impairment of Goodwill (See Note 2j) (**)	(471)
Balance as of December 31,2020 and 2021	$4,676

(*)	Due to difficulties to implement Imdecol’s business following its acquisition (See Note 3) and the expectation of management for its future performance and following the annual impairment analysis performed as of December 31, 2019, the Company recorded a goodwill impairment in an amount of $ 614, in connection with a certain reporting unit (which consist of the acquired Imdecol business). The impairment was based on a valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach. The significant assumptions used for the assessment were a discount rate of 14.6% and a long-term growth rate of 2%.

(**)	Due to the decline in the actual results of the acquired Imdecol business (See Note 3) and the current expectation of management for its future performance and following the annual impairment analysis performed as of December 31, 2020, the Company recorded. on December 31, 2020, a goodwill impairment in the total amount of $ 471 in connection with a certain reporting unit (which consists of the acquired Imdecol business). The analysis was based on a valuation performed by management using the assistance of a third-party appraiser utilizing the income approach. The significant assumptions used for the assessment were a discount rate of 14.18% and 14.6% as of December 31, 2021 and 2020, respectively, and a long-term growth rate of 2% as of December 31, 2021 and 2020.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- CURRENT MATURITIES OF LONG TERM LOANS

	Loan	Weighted interest rate as of December 31, 2021	December 31
Short term loans	currency	%	2021	2020

Current maturities	NIS	3.33%	740	815

			740	815

As of December 31, 2021, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,532, bearing an annual interest of 3.14%.

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31
	2021	2020

Professional services	73	118
Tax accruals	6	12
Agent Fees	11	202
Other	22	59

	$112	$391

NOTE 11:- DERIVATIVES INSTRUMENTS

From time to time the Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Year ended December 31,
	2021	2020	2019

Derivatives designated as cash flow hedging instruments:
Cost of revenues	$-	$(26)	$(25)
Sales and marketing	$-	$(15)	$(16)
General and administrative	$-	$(6)	$(6)

Total expenses (income)	$-	$(47)	$(47)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- DEFERRED REVENUES

	December 31
	2021	2020

Advanced payments from customers	317	267
Service contracts	490	544
Other	242	93
	1,049	904
Less- long term deferred revenue related to service contract	(132)	(303)
	$917	$601

NOTE 13:- LONG-TERM LOANS, NET OF CURRENT MATURITIES

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

	Weighted interest rate as of December 31, 2021	December 31,
	%	2021	2020
Loan currency
NIS	3.33%	$1,421	$2,031

Less - current maturities		(740)	(815)

		$681	$1,216

(1)	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with Bank Beinleumi for the provision of credit facilities.

The Bank Beinleumi loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2021, the Company met the covenants set forth in the agreement.

2)	The total amount to be paid by the Company is as follows:

December 31, 2021
Payment schedule
2022	740
2023	609
2024	32
2025	26
2026	14
Total	$1,421

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received since 2007. As of December 31, 2021, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $3,603, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future, accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation:

a.	On February 2, 2020, the Company filed with the Tel-Aviv District Court a claim against Imdecol Ltd., requesting to enforce pledges placed on Imdecol for the benefit of the Company, due to Imdecol’s inability the repay its debts to the Company.

On February 25, 2020, the court ruled in favor of the Company and determined that the pledges are to be enforced.

On July 20, 2020, the court appointed a receiver over the Company’s pledged assets.

On March 22, 2021, the District Court issued a liquidation order is respect of Imdecol and on October 14, 2021 BOS submitted to the liquidator a debt claim.

In October 2021, the District Court approved an agreement, according to which BOS will perform certain adjustment to a machine delivered to SodaStream (a customer of Imdecol) in consideration of NIS 365,812.

b.	On January 3, 2022, The Company received a demand letter on behalf of one of its customer that alleging the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 (approximately $241,000) payment it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160,000) for claimed damages. Management believes that it can repair the faults the customer has identified in the machine. The Company has recorded a provision in the amount of $241,000 in respect of this matter. In addition, the Company has referred the customer’s claim of damages to its insurance company.

c.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent claiming that he was actually an employee and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On February 14, 2022, the Company issued a response letter, in which all of the sales agent’s claims were rejected, on the basis of his being a service provider, and therefore not entitled to any rights as an employee.

Based on the information available to the Company at this early stage of the matter, and on consultation with the Company’s counsel, the Company believes that if the service provider choses to bring legal action, its chances to prevail are low.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement:

On May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”), for the sale of up to $2,000 of its Ordinary Shares to YA during a four-year period beginning on March 1, 2018, the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA. For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP was greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500. “VWAP” was defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company was entitled to terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company issued 67,307 ordinary shares to YA as a commitment fee. The fair value of such shares was approximately $140 and was accounted for as prepaid expenses and amortized to equity by December 31, 2021, as the Company doesn’t anticipate to further utilize this equity line.

During the year 2019, the Company issued to YA 158,023 Ordinary Shares, for a total amount of $465, net of amortization of commitment fee in the amount of $35.

During the year 2020, the Company issued to YA 41,090 Ordinary Shares, for a total amount of $23, (gross proceeds of $100 less the remaining balance of the commitment fee which amounted to $77).

The 2017 SEDA expired on May 8, 2021.

2.	Share-based compensation expense:

In the year 2019, the Company issued to its directors and officers 95,000 options to purchase Ordinary Shares.

In the year 2020, the Company issued to its directors and officers 45,000 options to purchase Ordinary Shares.

In the year 2021, the Company issued to its directors and officers 175,000 options to purchase Ordinary Shares.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

The options will vest and become exercisable annually over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the grant date, provided that the director or officer is still serving on the applicable vesting date.

The options shall expire on the fifth anniversary of the grant date.

Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of the options, or by any combination of the foregoing.

On March 31, 2020 and on March 29, 2021, the Company issued to its officers 7,665 Ordinary Shares (equivalent to $12) and 7,188 Ordinary shares (equivalent to $27), respectively, as a bonus, which was approved by the Board of Directors and shareholders.

Issuance of Ordinary Shares in connection with a Securities Purchase Agreement:

On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants shall be exercisable for 3.5 years and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent. As of December 31, 2021, none of the warrants have been exercised.

3.	Issuance of Ordinary Shares in connection with Prospectus Supplement filed on December 30, 2020. On January 4, 2021, the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,841 net of issuance expenses. The Warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term.

4.

Warrants under loan agreement:

On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum and is not secured and was guaranteed by BOS-Odem and by the company. The loan is paid in 12 monthly installments of principal and interest starting from March 2020. BOS issued to YA II warrants to purchase up to 100,000 Ordinary Shares of the Company at an exercise price of $3.00 per Ordinary Share. If at the time of exercise the shares underlying the warrants are not subject to an effective registration statement, the warrants may be exercised on a cashless basis. The warrants were exercisable for a period of two years from issuance. The company allocated on amount of $30 with respect to such warrants under “additional paid in capital” and as a discount on the loan. The discount was reflected as financing expenses over the term of the loan.. As of December 31, 2021, the entire balance of the loan was repaid. On February 19, 2022, the warrants have expired and none of them have been exercised.

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

b.	Warrants to shareholders:

The Company’s outstanding warrants to shareholders as of December 31, 2021, are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
1,120,000	2.92	2.81

c.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In July 18, 2018, the Company’s shareholders approved (i) an increase of the number of Ordinary Shares available for issuance under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options.

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

As of December 31, 2021, there are 57,784 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2021, is as follows:

	2021		2020		2019
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	170,500	$2.30	246,874	$2.26	320,875	$2.59
Changes during the year:
Granted	175,000	$3.36	45,000	$2.55	95,000	$2.13
Exercised	(52,167)	$2.29	(84,618)	$2.29	(125,195)	$2.52
Forfeited	(17,500)	$2.44	(36,756)	$2.38	(43,806)	$3.65

Outstanding - year end	275,833	$2.40	170,500	$2.30	246,874	$2.26

Vested and expected to vest	83,334	$2.22	95,834	$2.23	148,498	$2.41
Exercisable at year end	51,667	$2.26	48,834	$2.26	79,372	$2.38

During the years 2021, 2020, and 2019, stock-based compensation expense related to employees and directors stock options amounted to $67, $65 and $81 respectively, and is included in general and administrative expenses within the statement of operations.

In the year 2021, the Company issued to its directors and officers 175,000 options to purchase Ordinary Shares as follows:

●	On October 21, 2021, the Company issued to its CEO, Eyal Cohen 100,000 options.

●	On February 19, 2021, the Company issued to its CFO, Moshe Zeltzer 20,000 options.

●	On January 6, 2021, the Company issued to its director, Eldad Yaron 7,500 options.

●	On October 21, 2021, the Company issued to its director, Osnat Gur 7,500 options.

●	During the year 2021, the Company issued to several employees, 40,000 options.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020 and 2019 was $3.32, $2.31 and $1.97, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2021 was $2.81. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2021, 2020 and 2019 was $70, $12 and $0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the years ended December 31, 2021, 2020 and 2019, exercised options amounted to a total of 52,167, 84,618 and 125,195, respectively. As of December 31, 2021 and 2020, there were a total of $219 and $85 respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2022 until 2024.

Options granted to employees and directors that are outstanding as of December 31, 2021, broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2021	life (years)	2021	(years)

$2.118	60,833	2.83	31,667	2.83
2.176	10,000	3.08	3,334	3.08
2.388	10,000	1.54	10,000	1.54
2.433	7,500	4.02	-	-
2.775	20,000	3.96	6,666	3.96
3.195	20,000	4.14	-	-
3.251	7,500	4.81	-	-
3.252	100,000	4.81	-	-
3.863	30,000	4.75	-	-
$4.022	10,000	4.67	-	-

Grand Total	275,833	4.05	51,667	2.90

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

Taxable income of the Company is subject to a corporate tax rate of 23% in 2019, 2020 and 2021.

b.	Loss carry forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2021, in the amount of approximately $ 31,555. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $29,763.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2021	2020

Net operating loss carry forward (1)	$7,240	$7,343
Net capital loss carry forward (1)	6,848	5,427
Allowances and provisions	142	149
Intangible assets, net	(51)	(9)

	14,179	12,910

Valuation allowance (2)	$(14,179)	$(12,910)

Net deferred tax Liability	$-	$-

(1)	See Note 16b.

(2)	In the years 2021 and 2020, the Company has provided valuation allowances on deferred tax assets that result from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2021 was mainly due to an increase of net capital loss carry forward.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current	$2	-	$31
Other	(41)	-	(79)

	$(39)	-	$(48)

Domestic	$(41)	-	$(52)
Foreign	2	-	4

	$(39)	-	$(48)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$389	(966)	$(980)
Foreign	23	6	19

	$412	(960)	$(961)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS have final tax assessments through 2016.

Ruby-Tech Inc., a U.S. subsidiary, has final tax assessments through 2016 have all been assessed as final.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

h.	The Company and its subsidiaries file income tax returns in Israel and in the United States. BOS, BOS-Dimex and BOS-Odem may be subject to auditing by the Israel tax authorities for fiscal years 2016 and thereafter. Ruby-Tech Inc., a U.S. subsidiary, may be subject to auditing by the U.S. Internal Revenue Service for fiscal years 2016 and thereafter.

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

As of December 31, 2021 and 2020, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s Consolidated Statements of Operations.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2021	2020	2019

Financial income
Interest income	$-	-	$-
foreign currency differences gains	-	-	26

	-	-	26
Financial expenses:
In respect of interest loans and bank fees	(202)	(275)	(245)
Expenses regarding warrants granted underlying loan agreement with YA (see Note 15)	-	(30)	-
Other (mainly foreign currency differences)	97	(43)	(111)

	(105)	(348)	(356)

	$(105)	(348)	$(330)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share: :

		Year ended December 31,
		2021	2020	2019
1.	Numerator:
	Income (loss)	$451	(960)	$(913)

	Net income (loss) available to Ordinary shareholders	$451	(960)	$(913)

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	5,212	4,298	4,053
	Diluted weighted average Ordinary shares outstanding (in thousands)	5,424	4,298	4,059

	Basic income (loss) per share	$0.09	(0.22)	$(0.23)

	Diluted income (loss) per share	$0.08	(0.22)	$(0.23)

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

a.	Revenues, gross profit and assets for the operating segments for the years 2021, 2020 and 2019 were as follows:

	RFID Division	Intelligent Robotics	Supply Chain Solutions	Intercompany	Consolidated
2021
Revenues	$13,192	$1,576	$19,008	$(142)	$33,634
Gross profit	$3,338	$(460)	$3,708	$-	$6,586
Allocated operating expenses	$2,300	$573	$2,497	$-	$5,370
Unallocated operating expenses					$699
Operating Income	$1,038	$(1,033)	$1,211	$-	$517
Financial expenses					$105
Tax on income					$(39)
Net Income					$451

2020
Revenues	$12,523	$2,502	$18,594	$(68)	$33,551
Gross profit	$3,265	$(871)	$3,724	$-	$6,118
Allocated operating expenses	$2,099	$641	$2,373	$-	$5,113
Impairment of goodwill and intangible assets		$988			$988
Unallocated operating expenses					$668
Operating loss	$1,166	$(2,500)	$1,351	$-	$(651)
Financial expenses					$348
Other income					$(39)
Net Income					$(960)

2019
Revenues	$13,241	$826	$19,750	$-	$33,817
Gross profit	$2,906	$2	$3,750	$-	$6,658
Allocated operating expenses	$2,708	$349	$2,289	$-	$5,346
Impairment of goodwill and intangible assets		$970			$970
Unallocated operating expenses					$973
Operating loss	$198	$(1,317)	$1,461	$-	$(631)
Financial expenses					$330
Tax on income					$(48)
Net Income					$(913)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the years 2021, 2020 and 2019 based on the location of customers, and long-lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2021		2020		2019
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$25,662	1,097	24,369	$956	$23,493	$1,257
Far East	3,494	-	3,831	-	5,055	-
India	1,701	-	2,375	-	3,624	-
America	2,032	-	2,449	-	901	-
Europe	555	-	527	-	744	-
Rest of the world	190	-	-	-	-	-

	$33,634	1,097	33,551	$956	$33,817	$1,257

(*)	Long-lived assets are comprised of property and equipment (intangible assets and goodwill are not included).

c.	There were no major customer during the reported periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- LEASES

The company has operating leases for office space, warehouses and car leases. The Company determine if a contract contains a lease at inception or modification of a contract. The leases generally do not provide an implicit interest rate, and therefore the Company’s incremental borrowing rate as the discount rate is used when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. The Company used the incremental borrowing rates as of January 1, 2019, for operating leases that commenced prior to that date. Most of the leases contain rental escalation, renewal options and/ or termination options that are factored into the determination of lease payments as appropriate. Variable lease payment amounts that cannot be determined at the commencement of the lease are not included in the right-to-use assets or liabilities.

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2021:

	Classification on the Balance Sheet	Year ended December 31, 2021
Assets :
Operating lease assets	Operating lease right of use assets, net	944
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	538
Long term
Operating lease liabilities	Operating lease liabilities, non-current	565

Remaining Lease Term
Vehicles		0.16 - 2.67 years
Facilities rent		1.25-4.75 years

Weighted Average Discount Rate
Vehicles		3.5%
Facilities rent		3.5%

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2021:

Future lease payments are:
2022	551
2023	304
2024	166
2025	105
2026	43
1,169

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:- LEASES (Cont.)

Expense under operating leases was one million for the year ended December 31, 2021. Operating lease costs are included within Operating loss in the Consolidated Statement of Operations. Short-term lease costs were not material. Supplemental cash flow information is as follows:

Year ended December 31, 2021
Operating cash out flows from operating lease	159

NOTE 20:- RELATED PARTIES

Agreements with iDnext:

On January 1, 2016, the Company, through its wholly owned subsidiary BOS-Dimex, consummated the acquisition of the business operations of iDnext Ltd. (“iDnext”) and its subsidiary Next-Line Ltd. (“Next-Line”). iDnext is controlled by Mr. Moti Harel, who was a member of the Company’s Board of Directors until December 12, 2017. Following the acquisition, the company entered into a management service agreement with iDnext.

On February 10, 2019, the Company terminated the agreement with iDnext.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2021	2020	2019

Monthly fees	$-	-	$49
Bonus	-	-	10
Payments for employees	-	-	33

Total	$-	-	$92

NOTE 21:- SUBSEQUENT EVENTS:

a.	On March 10, 2022, the Company acquired the assets of Dagesh Inventory Counting and Maintenance Ltd, or Dagesh, which provides inventory counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay NIS 2.3 million (approximately $US 700,000), of which NIS 1.5 million was paid at the closing, NIS 700,000 shall be paid by April 2022 and NIS 100,000 shall be paid by March 2023. In addition, BOS shall pay to Dagesh by March 2023:

●	An earnout payment of 3%-6% of the revenues of the acquired assets in the 12 months ending February 28, 2023, provided these revenues are in excess of NIS 2.5 million; and

●	NIS 100,000 upon the retention of at least 50% of the employees of Dagesh by BOS.