Form 20-F
period 2022-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2023-03-30
CIK 1005516

As filed with the Securities and Exchange Commission on March 30, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

5,701,518 Ordinary Shares, of no nominal value per share, as of December 31, 2022 and 5,701,518 Ordinary Shares, of no nominal value per share, as of March 30, 2023.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012,

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

As of December 31, 2022, we had $1.9 million in long-term bank debt (including current maturities of $586,000) and no short-term bank loans.

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

As of December 31, 2022, we had an accumulated deficit of $69.1 million. We had a net income of $1.28 million in 2022 and a net income of $451,000 in 2021 and a net loss of $960,000 in 2020. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include

●	delivering products in a timely manner;

●	successfully implementing our business strategy;

●	Our ability to access additional debt or equity financing to finance our growth, which may be difficult , depending on the conditions in the capital markets;

●	increased demand for existing products and demand for new products; and

●	controlling costs.

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

We depend on two bank for our credit facilities.

We rely on the First International Bank of Israel (“Bank Beinleumi”) and Bank Leumi to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2022, we had $1.3 million in long term debt to Bank Beinleumi, net of current maturities of $0.6 million.

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

Risks related to our business:

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 49% of our Supply Chain Solutions division purchases in the year 2022 were sourced from five key suppliers, 24% of our Intelligent Robotics division purchases in the year 2022 were sourced from five other key suppliers and 43% of our RFID division purchases in the year 2022 were sourced from five other key suppliers (including a software supplier).

In the year 2021, 33% of our Supply Chain Solutions division purchases were sourced from five key suppliers, 68% of our Intelligent Robotics division purchases in the year 2021 were sourced from five other key suppliers and 43% of our RFID division purchases in the year 2021 were sourced from five other key suppliers (including a software supplier).

In the event that any of our key suppliers becomes unable to fulfill our requirements in a timely manner or if we cease our business relationship with any of these suppliers, we may experience an interruption in delivery and a decrease in our business until an alternative supplier can be procured.

In particular, 13% of our Supply Chain Solutions division purchases in the year 2022 were sourced from Positronics Manufacturing Company, which we represent in Israel. These purchases amounted to $2.9 million. A disruption in our business relationship with Positronic could have a material adverse effect on the business, financial condition and results of operations of our Supply Chain Solutions division.

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

The balance of allowance for bad debt recorded on our financial statements as of December 31, 2022 amounted to $82,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

A substantial part of the sales of our Supply Chain Solutions division is to the Far East and India. A decline in our sales to the Far East or India would have a material adverse effect on our business and financial results.

In 2022, revenues derived from the sales of our Supply Chain Solutions division to the Far East and India accounted for $3.5 million or 8.3 % of our total revenues. Sales to the Far East and India could decline due to changes in market demand or for political reasons. Should our sales to the Far East or India, be subject to substantial declines, our business and financial results will be adversely affected.

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

The Supply Chain Solutions division engages in a number of business activities governed by U.S. Government procurement laws and regulations, which change frequently, including regulations relating to import-export control and technology transfer restrictions. In addition, the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, include anti-bribery provisions. If we, or our sales representatives, fail to comply with these laws and regulations, we could be subject to administrative, civil or criminal liabilities that could have a material adverse effect on our business and results of operations. We may not always be protected in cases of the violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf and such violations may have a material adverse effect on our reputation, operating results and financial condition.

Future changes in industry standards may have an adverse effect on our business.

New industry standards in the aviation and defense industry could cause a portion of our Supply Chain Solutions division’s inventory to become obsolete and unmarketable, which would adversely affect our results of operations.

Existing and proposed Israeli legal requirements in respect of minimum wage and work and rest hours may increase our labor related expenses.

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

Our revenues in any quarter are substantially dependent on orders received and delivered in that quarter. We base our decisions regarding our operating expenses on anticipated revenue trends and our expenses levels are relatively fixed or require some time for adjustment. As a result, revenue levels falling significantly below our expectations will adversely affect our quarterly results of operations.

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

In 2022, the NIS depreciated against the dollar by approximately 13%. In 2021, 2020 and 2019 the NIS appreciated against the dollar by approximately 3.3%, 6.9% and 7.8%, respectively. In 2018, the NIS depreciated against the dollar by approximately 8.1%. In 2022 the inflation rate in Israel was 5.3% and in 2021 the inflation rate in Israel was 2.4%. In 2020 there was annual deflation in Israel of 0.7%. In 2019, the inflation rate in Israel was 0.6% and in 2018 the inflation rate was 0.8%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018, and increased in 2022, 2021, 2020 and 2019. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa.

The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, fluctuations in foreign currency exchange rates, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases, which could materially and adversely affect our business, results of operations, and financial condition. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations (see “Item 5A. Results of Operation - Impact of Inflation and Currency Fluctuations” below).

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

We have sold and intend to continue to sell products in overseas markets, including in India, the Far East, America and Europe. A number of risks are inherent in engaging in international transactions, including:

●	possible problems in collecting receivables;

●	the imposition of governmental controls, or export license requirements;

●	political and economic instability in foreign companies;

●	foreign currency exchange rate risk;

●	trade restrictions, sanctions or changes in tariffs being imposed; and

●	laws and legal issues concerning foreign countries.

Should we encounter such difficulties in conducting our international operations, they may adversely affect our business condition and results of operations.

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

We are currently operating in a period of economic uncertainty and cannot predict the timing, strength, or duration of any economic downturn. To the extent unfavorable conditions in the national and global economy persist, we may experience reductions in sales of products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers.

The global COVID-19 pandemic affected economic activity worldwide and led, among other things, to a disruption in the global supply chain, a decrease in global transportation, and restrictions on travel and work that were announced by the State of Israel and other countries worldwide. As a result of the COVID-19 pandemic, we had experienced a reduction in inbound and outbound international delivery routes, which have caused, delays in receipt and shipment of goods.

In particular, the Company relies, with respect to some of its products, on manufacturers in China. The adverse effects of the COVID-19 on our business with China have subsided in 2022, however the return of the pandemic and any related measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

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

A decline in our market capitalization or other factors could require us to write-down the value of our goodwill, which could have a material adverse effect on our results of operations.

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $5.4 million at December 31, 2022. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

We may be subject, from time to time, to legal and business challenges in the operation of our company due to actions instituted by activist shareholders or others. Responding to such actions could be costly and time-consuming, may not align with our business strategies and could divert the attention of our Board of Directors and senior management from the pursuit of our business strategies. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability and may affect our relationships with investors, vendors, customers, prospective and current employees and others.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2022 through March 19, 2023, the daily closing price of our Ordinary Shares in Nasdaq has ranged from $2.81 to $2.26 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

In addition, the Israeli government is currently pursuing extensive reforms to Israel’s judicial system. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed reforms may negatively impact the business environment in Israel including due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our commercial websites are: Supply Chain Division - www.odem.co.il; Intelligent Robotics Division - www.imdecol.com and RFID Division - www.dimex.co.il. The information contained on, or linked from, our websites is not a part of this report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

In May 2022, the Company purchased 546 sqm of offices, 495 sqm of warehouses and nine parking spots in Rishon Le Zion, Israel. The purchased real-estate is part of the facilities BOS has been leasing The purchase price was NIS 6.5 million (approximately $1.9 million).

On December 15, 2022, our general meeting of shareholders approved an increase of 3,000,000 Ordinary Shares in the Company’s authorized share capital. Following such approval, the Company’s authorized share capital is 11,000,000 Ordinary Shares, of no nominal value.

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

On March 10, 2022, the Company announced that its RFID division, BOS-Dimex, acquired the assets of Dagesh Inventory Counting and Maintenance Ltd, or Dagesh, which provides inventory-counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay Dagesh a total amount of NIS 2.7 million (approximately $828,000) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 shall be paid in April 2023;

●	Approximately NIS 300,000 shall be paid as an earn out payment, in April 2023; and

●	NIS 100,000 shall be paid in March 2024.

The consideration includes payment of earn-out through February 28, 2023 which eventually was higher by NIS 123,000 (approximately $35,000) than initially estimated. As a result, the total consideration increased from $793,000 to $828,000.  This increase was recorded as expenses in year 2022, under general and administrative.

●	Our Supply Chain Division – offers mainly electro-mechanical components, mainly to customers in the aerospace, defense and other industries worldwide that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs.

4B.	Business Overview

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

In 2022, 2.3% of our revenues were attributed to sales generated from the Company’s Intelligent Robotics Division.

Towards the end of 2021 the Company has begun to shift the focus of its Intelligent Robotics division from the US markets to the Israeli market. In the Israeli market, the Company targets customers which have extensive automation needs and that could place ongoing orders. In 2022, 98% of the revenues of the Intelligent Robotics division were from the Israeli market.

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

The Company’s RFID Division purchases equipment of leading global manufacturers. Such manufacturers include Zebra Technologies Corp., DLog GmbH and Honeywell International Inc.

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

○ In August 2012, the Company entered into a cooperation agreement with an independent software development company for developing tailor-made software solutions according to customers’ demands.

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

In 2022, 37 % of our revenues were attributed to sales generated from the Company’s RFID Division.

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

The Company’s Supply Chain Solutions division represents and distributes engineering designs for sale on a non-exclusive basis to, among others, International Rectifier Inc., Powell Electronics, Positronic Global Connector Solutions, Sensata Technologies Inc., Integrated Power Designs, Inc., Netpower, Switchcraft Inc., First Sensor A.G., Fema Electronics Corporation, Yeebo Group, SGC Technologies Inc. and Civue Optotech Inc.

In 2022, 61% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2022	%	2021	%	2020	%
Israel	$34,295	82	$25,662	77	$24,369	72
Far East	2,239	5	3,494	10	3,831	11
India	1,225	3	1,701	5	2,375	7
America	2,825	7	2,032	6	2,449	8
Europe	622	2	555	2	527	2
Rest of the world	305	1	190
Total Revenues	$41,511	100	$33,634	100	$33,551	100

Sales by quarters

	2022	%	2021	%	2020	%
Q1	10,789	26	$7,328	22	$7,467	22
Q2	10,350	25	9,229	27	7,478	22
Q3	9,045	22	7,998	24	8,180	24
Q4	11,327	27	9,079	27	10,426	32
Total Revenues	$41,511	100	$33,634	100	$33,551	100

Sales by divisions

	2022	%	2021	%	2020	%
Intelligent Robotics Division	$961	2	$1,576	5	$2,502	8
RFID Division	$15,318	37	$13,192	39	$12,523	37
Supply Chain Division	$25,232	61	$19,008	57	$18,594	55
Intercompany	$-	-	$(142)	-1	$(68)
Total Revenues	$41,511	100	$33,634	100	$33,551	100

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

Strategy

The Company’s vision is to become a leading provider of comprehensive solutions to enterprises that improve inventory control and increase productivity of production and logistics processes. The Company operates through three divisions that offer services, equipment and custom-made automatic machines.

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations - Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	BOS-Dimex, an Israeli corporation, part of the Intelligent Robotics division and RFID division;

(2)	BOS-Odem, an Israeli corporation, part of the Supply Chain Solutions division;

In the United States:

(1)	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion	1,475	Through September 2028 (excluding extension options)
	1,029	Owned

Our average monthly rental fees for the year 2022 and for the year 2021 amounted to $24,000 and $28,000, respectively.

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

Overview

BOS is a global provider of comprehensive solutions to enterprises comprised of services, equipment and custom-made automatic machines that improve inventory control and increase productivity of production and logistic processes. BOS manages its business in three reportable divisions: the Intelligent Robotics Division, the RFID Division and the Supply Chain Division.

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

In particular, the Company relies, with respect to some of its products, on manufacturers in China. The adverse effects of the COVID-19 on our business with China have subsided in 2022, however the return of the pandemic and any related measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

Our customers’ businesses or cash flows have been and may continue to be negatively impacted by COVID-19, which may continue to lead them to seek adjustments to payment terms or delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables.

We currently are unable to predict the duration and severity of the long-term impact of the ongoing COVID-19 on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented.

Key measures of our performance

BOS, through its three divisions, provides products and services for enterprises that improve the efficiency of inventory production and control.

The Supply Chain division provides a kit of electro-mechanical components for its client. It buys all parts directly from the manufacturers that we represent or in the open market.

The RFID division product offering includes: (i) sale of Automatic Identification Data Capture Equipment (AIDC”), which we buy from distributors. This equipment comprises ruggedized handheld computers, barcodes, and RFID scanners and printers. In most cases, the equipment is sold with a service contract for repairs; (ii) sale of software licenses and implementation of Warehouse Management Systems (“WMS”) of Mantis Informatics Israel Ltd.; and (iii) provision of inventory counting services for retail stores and warehouses.

The Intelligent Robotic division provides custom-made mechanical automation (“Robots”) for the industrial and logistic processes. Our Robots are based on our mechanical design, metal sheets that are manufactured for the specific robot, and the integration of off-the-shelf components and other robots.

We generate revenues and deliver services principally through our sales team.

Our revenues are influenced by several factors, including, among other things, (i) the capital expenditure budgets of end-users and potential end-users, all of which may be significantly influenced by macroeconomic factors, and (ii) the lead time of our products, especially under the current global shortage of components.

Costs of revenues

Costs of revenues consist primarily of the cost of products we purchase. Costs of products also include labor costs of the production team in the Intelligent Robotic division, technicians in the RFID division, warehouse staff, rent and other facilities expenses and depreciation.

For the year ended December 31, 2022, a hypothetical 10% rise in products prices that we buy would have caused an approximate $2.7 million increase in costs of revenues in our Consolidated Statements of Operations and comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $452,000 increase in costs of revenues in our Consolidated Statements of Operations. During 2022, we faced trends of inflation in commodities prices and wages costs and we are reflecting these costs in our price list. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Second is the gross profit loss of the Intelligent Robotic division through the years 2019 and 2022. If we are able to reduce the gross profit loss and then achieve a gross profit from this division, it will significantly improve our gross profit. We also seek to reduce our cost of revenues by improving our ability to use less costly components, better management of our inventories levels, and increasing manufacturing efficiencies in the production of our Robots.

Operating expenses

Our operating expenses for 2022 consisted mainly of selling, general and administrative expenses.

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

Legal Contingencies

a.	On February 2, 2020, the Company filed with the Tel-Aviv District Court a claim against Imdecol Ltd., requesting to enforce pledges placed on Imdecol for the benefit of the Company, due to Imdecol’s inability to repay its debts to the Company.

On February 25, 2020, the court ruled in favor of the Company and determined that the pledges are to be enforced.

On July 20, 2020 the court appointed a receiver over the Company’s pledged assets.

On March 22, 2021, the District Court issued a liquidation order in respect of Imdecol, and on October 14, 2021 the Company submitted to the liquidator a debt claim.

In December 2022, the Company wrote off Imdecol's remaining debt in the amount of $54,000.

b.	On January 3, 2022, the Company received a demand letter from of one of its customers alleging that the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 payment (approximately $241,000) it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160,000) for claimed damages.

In August 2022, the parties signed a settlement agreement, according to which in full satisfaction of the customer’s claims the Company paid the customer NIS 700,000 (approximately $210,000) plus VAT, in 6 monthly installments. In connection with this claim, on September 6, 2022, the Company collected insurance proceeds in the amount of NIS 190,000 (approximately $54,000). All of the costs associated with this claim were recorded in the years 2022 and 2021.

c.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent, claiming that he was actually an employee of the Company of the Company and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On November 2022, the parties signed a settlement agreement according to which in full satisfaction of his claims, the Company paid the independent sales agent NIS 100,000 (plus VAT). These costs (approximately $28,000 plus VAT) were recorded in the year 2022, and were paid in 2023.

5A.	Results of Operation

Comparison of 2022 to 2021

Consolidated revenues for the year 2022 amounted to $41.5 million compared to $33.6 million in the year 2021. The Supply Chain division’s revenues increased to $25.2 million in the year 2022 from $19 million in the year 2021. Revenues of our Intelligent Robotics division decreased from $1.6 million in year 2021 to $1 million in year 2022. The Intelligent Robotics division recognizes revenues upon delivery of a completed project, which may take about six months to complete, and may cause fluctuations in annual revenues, depending upon the timing of particular projects. Sales of our RFID division increased by 16% to $15.3 million in the year 2022.

Gross profit for 2022 was $9.1 million (a gross margin of 21.8%) as compared to $6.58 million (a gross margin of 19.5%) for 2021. The increase in the gross profit margin was primarily due to to an increase in gross profit of the Supply Chain division to $5.4 million in 2022 as compared to a gross profit of $3.7 million in year 2021and a reduction in the gross loss of the Intelligent Robotics division to $159 thousands in 2022 as compared to a gross loss of $461 thousands in year 2021. All the projects of the Intelligent Robotics divisions are custom-made and the gross loss is a result of unexpected development costs. We conduct a risk analysis for each project we undertake in order to reduce the associated development risks.

Sales and Marketing expenses of year 2022 amounted to $4.92 million compared to $3.96 million in year 2021.

General and administrative expenses increased to $2 million in 2022 from $1.9 million in 2021. The increase in expenses was primarily due to the payroll expense and depreciation expenses.

Financial expenses increased to $647,000 in year 2022 from $106,000 in year 2021. The increase is attributed mainly to currency differences expenses that amounted to $341,000 in year 2022 as compared to currency differences income of $97,000 in year 2021. Due to the dilatation in bank loans from $1.4 million on December 31, 2021 to $1.9 million on December 31, 2022, the interest expenses increased from $202,000 in year 2021 to $307,000 in year 2022.

Net profit for year 2022 was $1.28 million as compared to a net profit of $451,000 in 2021. The basic and diluted net loss per share in 2022 were $0.23 and $0.23, respectively, compared to a basic and diluted net loss per share of $0.09 and $0.08 in 2021.

For a discussion of our financial results for the year 2020 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 31, 2021.

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

Impact of Inflation and Currency Fluctuations

In 2022, the NIS depreciated against the dollar by approximately 14%. In 2021, the NIS appreciated against the dollar by approximately 3.3%. In 2021, 2020 and 2019, the NIS appreciated against the dollar by approximately 3.3%, 6.9% and 7.8%, respectively, while in 2018 the NIS depreciated against the dollar by approximately 8.1%. In 2022 the inflation rate in Israel was 5.3% and in 2021 the inflation rate in Israel was 2.4%. In 2020 there was annual deflation in Israel of 0.7%. In the years 2019 and 2018, the inflation rate in Israel was 0.6% and 0.8%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018 and increased in 2022, 2021, 2020 and 2019. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations

Effective Corporate Tax Rate

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

In the year ended December 31, 2022, the Company had net profit of $1.28 million as compared to net profit of $451,000 in the year 2021 and a net loss of $960,000 in the year 2020. In the year ended December 31, 2022, the Company generated a positive cash flow from operating activities amounting to $1.28 million as compared to a positive cash flow from operating activities amounting to $9,000 in 2021 and a positive cash flow from operating activities amounting to $1,058,000 in 2020. The Company’s cash and cash equivalents amounted to $1.9 million as of December 31, 2022. The Company had a positive working capital of $9,379,000, $9,118,000 and $7,621,000, as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2022, we had $1.29 million in long-term debt (net of current maturities of $586,000) and no short term bank loans.

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

In August 2022, the Company’s wholly owned subsidiary, BOS-Dimex Ltd., received a loan in the amount of $1.28 million (NIS 4,500,000) from Bank Leumi in order to finance the purchase by the Company of the warehouse and office space in Rishon Lezion.

We rely on Bank Beinleumi to provide all of the credit facilities to our subsidiaries. In October 2017, we replaced all our Bank Leumi credit facilities with credit facilities from Bank Beinleumi, so that currently all of our outstanding bank debt, except for the loan to purchase our warehouse and office space, is owed to Bank Beinleumi.

In February 2020, Ruby-Tech Inc., a wholly owned subsidiary of BOS-Odem entered into an agreement for a loan from YA II in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum, is not secured and is guaranteed by BOS-Odem and by the Company. The loan was repaid in 12 monthly installments of principal and interest. BOS issued to YA II warrants to purchase up to 100,000 ordinary shares of the Company at an exercise price of $3.00 per ordinary share, which expired two years after issuance. The Company paid to YA II a commitment fee of $15,000.

On January 4, 2021, the Company entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants at a combined purchase price of $2.50 in a registered direct offering, which resulted in gross proceeds of $2 million. The Warrants have an exercise price of $2.75 per Ordinary Share.

On May 16, 2019, the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 ordinary shares at a price of $2.50 per share, resulting in gross proceeds of $1 million. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per ordinary share. The warrants were exercisable for 3.5 years and subject to a three-year vesting period which has lapsed and the have fully vested. . In addition, the Company issued 60,000 warrants as fees to a placement agent.

On October 23, 2022, the Company approved an extension to the term of the warrants by an additional 2 years and they are exercisable until November 16, 2025.

In May 2022, the Company completed the sale of 450,000 Ordinary Shares and 225,000 warrants at a combined purchase price of $990,000 in a registered direct offering with several investors. The warrants have an exercise price of $2.20 per Ordinary Share, are immediately exercisable and will expire in five years.

In May 2017, the Company entered into the 2017 SEDA with YA II. The 2017 SEDA provided that, upon the terms and subject to the conditions set forth therein, YA II was committed to purchase up to $2,000,000 of the Company’s Ordinary Shares over a 4-year commitment period. The Company issued 67,307 shares to YA Global II SPV, LLC as a commitment fee for this financing. The purchase price of the Ordinary Shares was at a 7% discount to the average share trading price, calculated as described in the 2017 SEDA. The Ordinary Shares to be issued to YA II under the 2017 SEDA were issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the 2017 SEDA, the Company had an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA II of any shares to be issued to YA II under the 2017 SEDA. As of December 31, 2022, $1,000,000 has been drawn on this equity line for which the Company has issued an aggregate of 396,138 Ordinary Shares. The 2017 SEDA expired on May 8, 2021.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our on-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2022, our trade receivables’ and trade payables’ aging days were 95 and 110 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had working capital of $9,379,000 as of December 31, 2022. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by (used in) operating activities increased to $ 1,280,000 in 2022 from $9,000 in year 2021, a dilatation of approximately $ 1,350000. The dilatation is attributed mainly to an increase in trade payables in the amount of $2,784,000 million in year 2022 as compared to a decrease in inventory in the amount of $292,000 in year 2021. The increase in inventory in year 2022 relates to increased backlog and a preparation for an expected shortage of products. Net cash used in operating activities in year 2020 amounted to $1,058,000.

Net cash provided by (used in) investment activities in year 2022 amounted to $(3,092,000). Net cash used in investment activities in 2021 amounted to $(379,000). Net cash used in investment activities in 2020 amounted to $71,000.

Net cash provided by financing activities in 2022 amounted to $1,584,000. Net cash provided by financing activities in 2021 amounted to $1,311,000. Net cash provided by financing activities in 2020 amounted to $532,000.

5C.	Research and Development

Our research and development is attributed to the Intelligent Robotics division and consists of the engineering resources required to develop custom-made automation concepts for potential customers. Research and development expenses were $166,000 for the year ended December 31, 2022 compared to $208,000 for the year ended December 31, 2021.

5D.	Trend Information

BOS’ vision is to become a leading provider of comprehensive solutions to enterprises that improve inventory control and increase productivity of production and logistics processes. BOS operates through three divisions that offer services, equipment and custom-made automatic machines.

The RFID division’s revenues are expected to grow as a result of the acquisition of Dagesh on March 10, 2022. Since most of our Supply Chain division customers are from the Israeli defense industry and because defense budgets are expected to increase due to the Russia-Ukraine conflict, we expect that the revenues of our Supply Chain division will grow in the year 2023.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2021 the remaining intangible assets were comprised mainly of costumer relationship.

In the year ended December 31, 2020 the Company recognized an impairment loss related to intangible assets in an amount of $517. No impairment loss was recognized in the year ended December 31, 2021. For further information, see Note 8 to the Consolidated Financial Statements for the year ended December 31, 2021.

For the year ended on December 31, 2019, there was an impairment loss related to intangible assets in an amount of $356 in; for the year ended on December 31, 2018 there was no impairment losses were identified.

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

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.9 million. The Company performed an impairment analysis as of December 31, 2022 and 2021, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2021 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

Intelligent Robotics Division:

As of December 31, 2021, the goodwill under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019) was entirely written off.

The Company performed an impairment analysis as of December 31, 2020, and as of December 31, 2019, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. The analysis resulted in an impairment loss of goodwill with respect to such unit in the years 2020 and in 2019, in the amounts of $471 and $614, respectively.

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

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Ziv Dekel (*)(1)	59	Chairman of the Board of Directors (Class C)
Ms. Osnat Gur(*) (2)	52	Director (Class A)
Mr. Yaron Eldad (*)(3)	56	Chairman of Audit and Compensation Committees (Class B)
Mr. Eyal Cohen(1)	54	Chief Executive Officer and Director (Class C)
Mr. Avidan Zelicovsky	53	President
Mr. Moshe Zeltzer	42	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Elected for a 3-year term in 2022.

(2)	Elected for a 3-year term in 2021.

(3)	Elected for a 1-year term in 2022.

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

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021. Prior to joining the Company, during the years 2018-2020, Mr. Zeltzer was a controller at Eltek Ltd. (Nasdaq: ELTK). Between the years 2012 and 2018, Moshe served as a controller at Metropolinet Ltd (Milgam Group), and between the years 2007-2012 he was an auditor with BDO Israel. Mr. Zeltzer holds a B.A. in Economics and Business Administration from the Ariel University and an Accounting Certificate from the Bar-Ilan University and is a Certified Public Accountant.

6B.	Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2022. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, stock-based compensation, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 6 persons).	$775	$112

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

Set forth below is the compensation of our executives in respect of the year ended December 31, 2022 and to date:

CEO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 52,673 (approximately $15,685) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Options:

In December 2022 our shareholders approved a grant of 80,000 options to purchase Ordinary Shares to the Company’s CEO, Mr. Eyal Cohen.

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

CFO, Mr. Moshe Zeltzer:

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021.

Monthly Salary:

A gross monthly base salary of NIS 30,000 effective as of October 2022 (approximately $9,000) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

On October 23, 2022, our Board approved a one-time bonus to Mr. Zeltzer of NIS 45,000 (approximately $13,000) for personal achievement, in accordance with our Compensation Policy.

President Mr. Avidan Zelicovsky

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Monthly Salary:

A gross monthly base salary of NIS 54,937 (approximately $16,360) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

On May 26, 2022, our Board approved a special bonus to Mr. Zelicovsky, equal to 4% of the net profit of the Supply Chain division in 2022, provided that the division’s net profit is higher than $600,000

For additional information on the compensation of our directors and management see our proxy statement filed with the SEC under Form 6-K on November 3, 2022.

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

Commencing upon the December 16, 2020 annual shareholders meeting, a director elected upon the lapse of his term was elected to serve a three-year term, and until his or her respective successor is elected and qualified, unless such director is elected as a replacement to a director who did not complete its term. In such case the replacement director is elected for the remaining period applicable to the director he is replacing.

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

The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Israeli Companies Law.

Board Diversity Matrix (As of March 15, 2023)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

6D.	Employees

As of March 15, 2023, we had 86 employees, all located in Israel. Of these 86 employees: 11 employees are in general and administrative positions, 13 employees are in marketing and sales, 15 employees are employed as technicians, 7 employees are employed as engineers, 5 employees are in the manufacturing department and 35 employees are in operating activities.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2023 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 5,701,518 ordinary shares outstanding as of March 15, 2023.

As of March 15, 2023 shares and options held by our officers and directors, then consisting of 6 persons, are as follows

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Eyal Cohen	Chief Executive Officer	248,776	4.36%
Avidan Zelicovsky	President	13,333	0.23%
Ziv Dekel	Chairman	35,000	0.61%
Yaron Eldad	Director	7,500	0.13%
Moshe Zeltzer	Chief Financial Officer	20,000	0.35%
Osnat Gur	Director	7,500	0.13%

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In July 18, 2018, the Company’s shareholders approved (i) an increase of the pool of shares reserved for issuances under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options. In December 2022, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, by 30,000 to a total of 1,000,000 Ordinary Shares.

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

As of March 15, 2023, we had 347,333 options outstanding under the Plan (of which 136,499 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.118		52,333
$2.176		10,000
$2.245		87,500
$2.388		7,500
$2.433		7,500
$2.775		20,000
$3.195		20,000
$3.251		7,500
$3.252		100,000
$3.863		30,000
$4.022		5,000
	Total	347,333

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. To the Company’s knowledge, on December 31, 2022, Todd M. Felte owned 586,562 Ordinary Shares, representing as of March 15, 2023, 10.29% of the issued and outstanding Ordinary Shares and Janney Montgomery Scott LLC owned 524,481 Ordinary Shares, representing as of March 15, 2023, 9.2% of the issued and outstanding Ordinary Shares. To the Company’s knowledge, as of March 15, 2023, no other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below

Holdings as of:	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Todd M. Felte(1)	N/A	845,700	845,700	586,562
Janney Montgomery Scott LLC(2)	N/A	N/A	524,481

(1)	According to a 13G/A report dated January 23, 2023, which contained information with respect to Mr. Felte’s share ownership as of December 31, 2022.

(2)	According to a 13G report dated October 8, 2021, which contained information with respect to share Janney Montgomery Scott’s ownership as of October 8, 2021.

As of March 15, 2023, there were 36 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 96% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Intercompany Payments

During the years 2021 and 2022 the Company charged its subsidiaries, Odem and Dimex, management fees in the total amounts of $700,000 and $2,185,000, respectively.

Since January 2020 until March 15, 2023, the Company has raised $3.1 million, most of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 16, 2020, the Companies shareholders approved the Companies Compensation Policy which stipulates that the Company may purchase directors’ and officers’ liability insurance at a coverage of up to $2.5 million per event and per period, irrespective of the cost of the annual premium.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2022	$7,216,000	17%
2021	$7,972,000	24%
2020	$9,182,000	27%

Legal Proceedings

a.	On February 2, 2020, the Company filed with the Tel-Aviv District Court a claim against Imdecol Ltd., requesting to enforce pledges placed on Imdecol for the benefit of the Company, due to Imdecol’s inability to repay its debts to the Company.

On February 25, 2020, the court ruled in favor of the Company and determined that the pledges are to be enforced.

On July 20, 2020, the court appointed a receiver over the Company’s pledged assets.

On March 22, 2021, the District Court issued a liquidation order in respect of Imdecol and on October 14, 2021, the Company submitted to the liquidator a debt claim.

In December 2022, the Company wrote off Imdecol’s remaining debt in the amount of $54,000.

b.	On January 3, 2022, the Company received a demand letter from of one of its customers alleging that the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 payment (approximately $241,000) it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160,000) for claimed damages.

In August 2022, the parties signed a settlement agreement according to which in full satisfaction of the customer’s claims the Company paid the customer NIS 700,000 (approximately $210,000) plus VAT in 6 monthly installments.

In connection with this claim, on September 6, 2022, the Company collected insurance proceeds in the amount of NIS 190,000 (approximately $54,000). All the costs associated with this claim were recorded in the years 2022 and 2021.

c.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent, claiming that he was actually an employee of the Company and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On November 2022, the parties signed a settlement agreement according to which in full satisfaction of his claims the Company paid the independent sales agent NIS 100,000 (plus VAT). These costs (approximately $28,000 plus VAT) were recorded in year 2022, and were paid in 2023.

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

Commencing April 1996, our Ordinary Shares were traded, and our warrants, until they expired on April 2, 2000, were traded in the over-the-counter market in the United States, and quoted on what is now called the Nasdaq Capital Market under the symbols “BOSC” and “BOSCW,” respectively. In September 2000, our Ordinary Shares started to be traded on what is now called the Nasdaq Global Market. In January 2002, our shares also began trading on the TASE, under the symbol “BOSC”, pursuant to the dual-listing regulations of the Israeli Securities Authority. On May 12, 2009, we delisted our Ordinary Shares from trade on the TASE. The delisting of the Ordinary Shares from the TASE did not affect the continued listing of the Ordinary Shares on the Nasdaq Global Market under the symbol BOSC. After the delisting of the Company’s Ordinary Shares from the TASE, we are no longer subject to reporting requirements in Israel. On October 16, 2009, the Company’s Ordinary Shares were transferred to the Nasdaq Capital Market and are traded on such market under the symbol “BOSC”.

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

In March 2002, the Company adopted new articles of association (“Articles of Association”), in view of the Israeli Companies Law. Since then, certain articles of the Articles of Association have been amended, most recently in December 2022, to increase the Company’s authorized share capital by three million ordinary shares (from 8 million to 11 million). Corresponding amendment were effected in the Company’s Memorandum of Association (“Memorandum”).

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

Special Provisions Relating to Tax Reporting in United States Dollars

The Company and its subsidiaries, respectively, have elected to measure their taxable income and file their Israeli tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 5746-1986.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Effective January 2018 and thereafter, the Israeli corporate tax rate is 23%.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets by non-residents of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to asset located in Israel, unless a specific exemption is available or an applicable tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between “real capital gain” and “inflationary surplus”. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The “real capital gain” is the excess of the total capital gain over the “inflationary surplus”. Inflationary surplus is currently not subject to tax in Israel.

Taxation of Israeli Residents Shareholders

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such individual shareholder is considered a “substantial shareholder” at the time of sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any “means of control” in the company. “Means of control” generally include the right to vote, receive profits, receive assets upon liquidation, nominate a director or an executive officer, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by an Israeli resident corporation is generally subject to the corporate tax rate (currently 23%). Notwithstanding the foregoing, dealers in securities in Israel whose gains from selling or otherwise disposing of the shares are deemed to be business income are taxed at regular tax rates applicable to business income (a corporate tax rate for a company and a marginal tax rate of up to 47% for an individual in 2023, excluding Surtax, as discussed below) unless contrary provisions in a relevant tax treaty apply.

Taxation of Non-Israeli Residents Shareholders

Non-Israeli residents, both companies and individuals, are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided, among other conditions, that such capital gains are not attributable to a permanent establishment of the shareholder maintained in Israel, and the shares are not traded on the Tel Aviv Stock Exchange on the date of their sale. However, a non-Israeli body of persons (as defined under the Israeli Income Tax Ordinance 5721-1961 or the Tax Ordinance), which includes corporate entities, partnerships and other entities, will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, in each case, whether directly or indirectly.

Additionally, a sale of securities in an Israeli resident company by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the treaty between the government of the United States and the government of Israel with respect to taxes on income, as amended (the “U.S.” and the “U.S.-Israel Tax Treaty”, respectively), the sale, exchange or other disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or other disposition, subject to certain conditions, (ii) the capital gains arising from such sale, exchange or other disposition can be attributed to a permanent establishment in Israel, (iii) the capital gains arising from such sale, exchange or other disposition is attributed to real estate located in Israel; (iv) the capital gains arising from such sale, exchange or other disposition is attributed to royalties, or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or other disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or other disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to any specific U.S. state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Therefore, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale by providing a valid certificate from the Israel Tax Authority allowing for an exemption from withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require shareholders who are not liable for Israeli tax to sign certain declarations or obtain a specific exemption from the Israel Tax Authority to confirm their status as a non-Israeli resident for tax purposes, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold Israeli taxes at source.

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

Taxation of Non-Israeli Residents Shareholders on Receipt of Dividends

Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a substantial shareholder (described above) at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a significant shareholder). The tax will be withheld at source, unless a reduced rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the U.S.-Israel Tax Treaty, the following withholding rates will apply with respect to dividends distributed by an Israeli resident company to a U.S. resident entitled to claim the benefits of the U.S.-Israel Tax Treaty (if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority and): (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise— the withholding tax rate is 15% and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the U.S.-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment that the U.S. Resident has in Israel.

A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was fully withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that : (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not obligated to pay Surtax (as further explained below)..

Israeli Transfer Pricing Regulations

Section 85A of the Israeli Income Tax Ordinance (New Version), 5721-1961 and the transfer pricing regulations promulgated thereunder require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeds NIS 698,280 for 2023 and NIS 663,240 for 2022.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Ordinary Shares to a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). A U.S. holder is a beneficial owner of our Ordinary Shares who is:

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

The discussion in this summary is based on current provisions of the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances (including the potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are a bank, broker-dealers or who own, directly, indirectly or constructively, 10% or more, by voting power or value, of our Ordinary Shares, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

There is no assurance that dividends received by a U.S. holder from the Company will be eligible for the preferential tax rates mentioned above. Dividends that are not eligible for the preferential tax rates will be taxed at ordinary income rates. U.S. holders should consult their own tax advisors regarding the availability of the preferential tax rate for dividends paid with respect to our Ordinary Shares.

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

Taxation of the disposition of Ordinary Shares

Subject to the discussion below under “Tax consequences if we are a passive foreign investment company,” upon the sale, exchange, redemption or other disposition of our Ordinary Shares (other than in certain non-recognition transactions), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition (including the amount of any foreign taxes withheld therefrom) and the U.S. holder’s tax basis in the Ordinary Shares; which is usually the cost to the U.S. holder of the Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be considered a long-term capital gain or loss if the U.S. holder had held the Ordinary Shares for more than one year at the time of the disposition and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Long-term capital gains of certain non-corporate shareholders are generally taxed at preferential rates (currently a maximum of 20%). Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. An accrual method U.S. holder may avoid realizing a foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of Ordinary Shares and converts the foreign currency into U.S. dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income of loss. U.S. holders are urged to consult their own tax advisors regarding the foreign tax credit rules with respect to any foreign taxes withheld from a taxable disposition of our Ordinary Shares, as well as regarding any foreign currency gain or loss in connection with such disposition.

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

Based on an analysis of our income, assets and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2022. However, there can be no assurance that the IRS will agree with our position or that the IRS could not successfully challenge our position. PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our Ordinary Shares which are relevant to this determination. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2023 or in a future taxable year.

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

Tax return disclosure and backup withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding (currently at a rate of 24%) with respect to dividend payments made with respect to, and proceeds from the disposition of, the Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number and a duly executed IRS Form W-9 or certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax. It may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder or the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, provided, in either case, that the required information is furnished to the Internal Revenue Service.

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with their U.S. Federal income tax returns, unless an exception applies. Generally, U.S. holders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required return information is filed. Each U.S. holder is urged to consult with its own tax advisors regarding its obligation to file an IRS Form 8938 in light of its own particular circumstances.

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2021 and 2022, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to an income of ($56,000) and ($57,000), respectively.

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

The table below presents the account receivables balance by geographical market as of December 31, 2022 and December 31, 2021:

	2022	2021
Israel and others	9,993,000	$8,069,000
India	435,000	775,000
Americas	401,000	121,000
Far East	5,000	131,000
Europe	-	113,000
	10,834,000	$9,209,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $31 in year 2023.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2022, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2022, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2021 and 2022.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2021 and 2022. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2022		Year Ended December 31, 2021
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$95,000	100%	$88,000	100%
All Other Fees – Grant Thornton (2)	$-	-%	$-	-%
Total	$95,000	100%	$88,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2022.

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

Item 16I:  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1*	Memorandum of Association, as amended
1.2*	Articles of Association, as amended.
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on September 3, 2021).
4.2	The Company’s Israeli 2003 Share Option Plan (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 1, 2019)
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
4.4	Compensation Policy for Directors and Officers (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on November 4, 2020).
4.5	Note Purchase Agreement between Ruby Tech Inc. and YA II PN, LTD dated February 19, 2020; $600,000 Note issued by Ruby Tech Inc. to the Lender and Warrant to purchase up to 100,000 ordinary shares issued by B.O.S Better Online Solutions Ltd. to the Lender. (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 31, 2020).
4.6	Securities Purchase Agreement dated May 16, 2019, by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein, and Form of Warrant issued by the Company to the Investors (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on August 8, 2019).
4.7	Form of First Amendment to Ordinary Share Purchase Warrant issued in May 16, 2019, dated October 23, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on November 21, 2022)

4.8	Securities Purchase Agreement dated December 30, 2020 by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein and Form of Warrant (incorporated by reference to the Company’s Report on Form 6-K filed on January 4, 2021).
4.9	Summary of Key Terms of Asset Purchase Agreement between BOS-Dimex Ltd. and Dagesh Inventory Counting and Maintenance Ltd., dated March 10, 2022 (incorporated by reference to the Company Annual Report on Form 20-F filed on March 31, 2022).
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed on May 2, 2022)
4.11	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed on May 2, 2022)
8.1	List of subsidiaries (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: March 30, 2023

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Goodwill impairment analysis

Refer to Note 2j, and Note 8 to the consolidated financial statements. As of December 31, 2022, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of US $4.9 million that was allocated to one reporting unit. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determined the fair value of the reporting unit using the income approach, which utilizes a discounted cash flow model. The impairment test was based on a valuation performed by management with the assistance of a third party. Judgments and assumptions used in the discounted cash flow model included future revenues, operating income, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

The principal considerations for our determination that the goodwill impairment assessment is a critical audit matter are the high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate for the one reporting units. Given the subjective nature and judgment applied by management, auditing these estimates required a high degree of auditor judgment and an increased extent of effort including the use of specialists.

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

Tel-Aviv, Israel

March 30, 2023

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31
	2022	2021
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,763	$1,875
Restricted cash deposits	130	242
Trade receivables (net of allowance for doubtful accounts of $82 and $123 at December 31, 2022 and 2021, respectively)	10,834	9,209
Other accounts receivable and prepaid expenses	1,414	977
Inventories	6,433	5,567

Total current assets	20,574	17,870

LONG-TERM ASSETS	260	150

PROPERTY AND EQUIPMENT, NET	3,270	1,097

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,110	944

OTHER INTANGIBLE ASSETS, NET	486	20

GOODWILL	4,895	4,676

Total assets	$30,595	$24,757

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$586	$740
Operating lease liabilities, current	301	538
Trade payables	7,984	5,200
Employees and payroll accruals	1,016	996
Deferred revenues	542	917
Advances net of inventory in progress	47	249
Accrued expenses and other liabilities	719	112

Total current liabilities	11,195	8,752

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,294	681
Operating lease liabilities, non-current	827	565
Long-term deferred revenues	241	132
Accrued severance pay	404	280

Total long-term liabilities	2,766	1,658

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares: Authorized; 11,000,000 and 8,000,000 shares at December 31, 2022 and 2021, respectively; Issued and outstanding: 5,701,518 and 5,250,518 shares at December 31, 2022 and 2021, respectively and additional paid-in capital	86,009	84,854
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(69,132)	(70,264)

Total shareholders’ equity	16,634	14,347

Total liabilities and shareholders’ equity	$30,595	$24,757

The accompanying notes are an integral part of the consolidated financial statements.

March 29, 2023
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Revenues	$41,511	33,634	$33,551
Cost of revenues	32,451	27,048	27,433

Gross profit	9,060	6,586	6,118

Operating costs and expenses:
Research and development	166	208	112
Sales and marketing	4,924	3,955	3,922
General and administrative	2,122	1,906	1,747
Other income	(81)	-	(39)
Impairment of intangible assets	-	-	517
Impairment of goodwill	-	-	471

Total operating costs and expenses	7,131	6,069	6,730

Operating income (loss)	1,929	517	(612)

Financial expenses, net	(647)	(105)	(348)

Income (loss) before taxes on income	1,282	412	(960)
Taxes on income (tax benefit)	6	(39)	-

Net income (loss)	$1,276	451	$(960)

Basic net income (loss) per share	$0.23	0.09	$(0.22)

diluted net income (loss) per share	$0.23	0.08	$(0.22)
Shares (in thousands) used in calculation of earnings per share:

Basic	5,550	5,212	4,298
Diluted	5,589	5,424	4,298

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income (loss)	$1,276	451	$(960)

Cash flow hedging instruments:
Change in unrealized gains and losses	-	-	(57)
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	-	-	47

Other comprehensive income (loss)	-	-	(10)

Comprehensive income (loss)	$1,276	451	$(970)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2019	4,257,790	$82,545	$(233)	$(69,755)	$12,557

Issuance of Ordinary Shares in connection with a Standby Equity Distribution Agreement, net (see Note 14.a.1)	41,090	23	-	-	23
Share based compensation expense (see Note 14.a.2)	7,665	77	-	-	77
Expenses underlying shelf registration	-	(41)	-	-	(41)
Warrants underlying loan agreement (see Note 14.a.5)	-	30	-	-	30
Exercise of options	84,618	193	-	-	193
Other comprehensive loss	-	-	(10)	-	(10)
Net loss	-	-	-	(960)	(960)

Balance at December 31, 2020	4,391,163	$82,827	$(243)	$(70,715)	$11,869
Share based compensation expense (see Note 14.c)	7,188	94	-	-	94
Exercise of options	52,167	119	-	-	119
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 14.a.3)	800,000	1,814	-	-	1,814
Net income	-	-	-	451	451

Balance at December 31, 2021	5,250,518	84,854	(243)	(70,264)	14,347
Share based compensation expense (see Note 14.c)		241	-	(144)	97
Exercise of options	1,000	2	-	-	2
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 14.a.6)	450,000	912	-	-	912
Net income	-	-	-	1,276	1,276

Balance at December 31, 2022	5,701,518	86,009	(243)	(69,132)	16,634

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$1,276	$451	$(960)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	361	258	310
Impairment of goodwill and intangible assets	-	-	988
Loss (Gain) from sale and disposal of property and equipment	-	-	18
Gain from sale of shares	-	-	(57)
Interest and Currency fluctuation of loans	(211)	39	153
Severance pay, net	124	(84)	61
Share-based compensation expense	97	67	65
Decrease (Increase) in trade receivables, net	(1,625)	(37)	891
Decrease (Increase) in other accounts receivable and other assets	(547)	243	(30)
Decrease (Increase) in inventories	(1,068)	(515)	575
Decrease (Increase) in Operating lease right-of-use assets, net	582	491	-
Decrease (Increase) in operating lease liabilities	(723)	(491)	-
Increase (decrease) in trade payables	2,785	(292)	(1,011)
Increase (decrease) in employees and payroll accruals, advances deferred revenues, accrued expenses and other liabilities	232	(121)	55

Net cash provided by (used in) operating activities	1,283	9	1,058

Cash flows from investing activities:

Purchase of property and equipment	(2,427)	(379)	(84)
Proceeds from sale of property and equipment	-	-	98
Proceeds from sale of shares	-	-	57
Acquisition of Dagesh’s assets (Appendix B)	(664)	-	-

Net cash provided by (used in) investing activities	(3,091)	(379)	71

Cash flows from financing activities:

Proceeds from issuance of shares, net	912	1,841	102
Proceeds from exercise of options	2	119	193
Proceeds from short and long-term loans	1,356	173	774
Repayment of short and long-term loans	(686)	(822)	(1,601)

Net cash provided by (used in) financing activities	1,584	1,311	(532)

Increase (decrease) in cash, cash equivalents and restricted cash	(224)	941	597
Cash, cash equivalents and restricted cash at the beginning of the year	2,117	1,176	579

Cash, cash equivalents and restricted cash at the end of the year	$1,893	2,117	$1,176

The accompanying notes are an integral part of the consolidated financial statement

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$58	$59	$98
(b) Non-cash activities:

Prepaid expenses related to Standby Equity Distribution Agreement (see Note 14a.1)	$-	$-	$77

Operating lease right-of-use assets	748	669	-
Operating lease liabilities	$748	$669	410

Appendix B: Net cash used to pay for the acquisition of Dagesh’s assets (see Note 3):

March 9, 2022

Intangible assets , Net	$445
Goodwill	$219
Net cash used to pay for the Acquisition	$664

The accompanying notes are an integral part of the consolidated financial statement

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating segments: the Intelligent Robotics segment, the RFID Division segment, and the Supply Chain Solutions segment (see Note17).

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

3.	Ruby-Tech Inc., a New York corporation, is a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

c.	On March 11, 2021, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

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

A substantial portion of the Company’s revenues and all of its subsidiaries’ revenues is denominated in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. All transactions gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, were eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments with original maturities of less than three months from date of purchase.

e.	Restricted bank deposits:

Restricted bank deposits are deposits related to, guaranties to customers and custom. Restricted deposits are presented at their cost.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2022 and 2021, inventory write- down amounted to 0 and $407, respectively.

Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

g.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%

Computers and software	20 - 33	(Mainly 33)
Machines	7-33
Office furniture and equipment	6 - 15	(Mainly 6)
Leasehold improvements	Over the shorter of the period of the lease or the life of the assets
Motor vehicles	15
Buildings	4

h.	Business combination:

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2022 the remaining intangible assets were comprised mainly of customer relationships and non - competition.

For year ended on December 31, 2022, no impairment losses were identified.

Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Customer relationship	8.8
Non-competition	4

j.	Goodwill:

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Commencing upon the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment) , for goodwill impairment tests performed in fiscal years beginning after December 15, 2019 when the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit. As of December 31, 2022 there is a balance of goodwill related only to the RFID Division, as described below:

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.9 million. The Company performed an impairment analysis as of December 31, 2022 and 2021, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2022 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

Intelligent Robotics Division:

Under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019, there is one reporting unit with an allocated goodwill amount of approximately $ 471 (before the impairment loss recorded in the year ended December 31,2020).

The Company performed an impairment analysis as of December 31, 2020, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value. The analysis resulted in an impairment loss of the entire balance goodwill with respect to such unit in an amount of $471.

The most significant assumptions used for the income approach for the 2020 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate. As of December 31,2022 there was no balance of goodwill allocated to such reporting unit.

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

Severance expenses for years 2022, 2021 and 2020 amounted to $267, $341 , and $379, respectively.

l.	Revenue recognition:

In accordance with ASC 606, the Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies a performance obligation.

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

For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: a. The customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, b. The Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract.

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

Revenues from a robotics and automation project are recognized at a point in time when the project is finally completed and the installation has been successfully carried out, as the control of such project is not eligible to be considered as transferred over time.

3.	Robotics and automation project’s costs include direct material, labor, and indirect costs. Selling, marketing, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

For the years ended December 31, 2022 and 2021 the Company recognized revenue of approximately US$917 and US$601, respectively, that was included in the deferred revenue balance at the beginning of each reporting period

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, and other accounts receivable.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees, or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection, in order to reflect the expected credit losses on accounts receivable balances. Judgment is required in the estimation of the allowance for doubtful accounts and the Company evaluates the collectability of its accounts receivable based on a combination of factors including, among other things, the past experience with the customers, the length of time that the balance is past due using an aging schedule, the customer’s current ability to pay and its creditworthiness using all available information about the credit risk of such customer taking into consideration the current business environment. If the Company becomes aware of a customer’s inability to meet its financial obligations, a specific allowance is recorded to reduce the net receivable to the amount reasonably believed to be collectible from such customer.

Accounts receivable are written off against the allowance for uncollectible accounts when the Company determines amounts are no longer collectible.

The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2022, 2021 and 2020 was $46, $21 and $16 , respectively.

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

See Note 10 for disclosure of the derivative financial instruments in accordance with ASC 815.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 1,203,000, 40,000 and 479,167 for the years ended December 31, 2022, 2021, and December 31, 2020, respectively.

r.	Accounting for share-based compensation: :

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

The fair value for options granted in years 2022, 2021 and 2020 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2022	2021	2020

Risk-free interest	4.105%	0.84%	0.51%
Dividend yields	0	0	0
Volatility	43%	48%	45%
Expected option term	3.5 years	3.5 years	3.5 years

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of certain reporting units that include goodwill and intangible assets at fair value on a nonrecurring basis.  These items are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2022 the Company measured the fair value of reporting unit goodwill at a total carrying amount of US$ 4.9 million that was allocated to one reporting unit. The evaluation provided that there is no need to recognize impairment. The fair value measurement of such reporting unit is classified as level 3.

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

The carrying amounts of cash and cash equivalents, restricted cash, restricted bank deposits, other accounts receivable, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

t.	Cost of sales

Cost of sales consist primarily of salaries, salary related expenses and costs of contractors and materials

u.	Research and development costs

Research and development costs (other than computer software related expenses) are expensed as incurred.

v.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have significant impact on the Company’s equity, net income or cash flows.

w.	Leases

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

The Company elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). For those leases, right-of-use assets or lease liabilities are not recognized and rent expense is recognized on a straight-line basis over the lease term.

The Company had no material finance leases throughout the reporting periods.

x.	Recently adopted accounting pronouncements

In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832),” which requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The Company applied the guidance prospectively to all in-scope transactions beginning fiscal year 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently issued accounting pronouncements, not yet adopted

In September 2022, the FASB issued ASU 2022-04 “Liabilities — Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations (Subtopic 405-50)”. This guidance is intended to address requests from stakeholders for information about an entity’s use of supplier finance programs and their effect on the entity’s working capital, liquidity and cash flows. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information requirement, which is effective for the fiscal years beginning after December 15, 2023. The Company will apply the guidance prospectively to transactions occurring on or after January 2023.

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. Adopting the new guidance in an interim period other than the first fiscal quarter requires an entity to apply the new guidance to all prior business combinations that have occurred since the beginning of the annual period in which the new guidance was adopted. The Company plans to adopt the new accounting standard effective January 1, 2023 and will apply the guidance prospectively to all business combinations with an acquisition date occurring on or after January 2023.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: ACQUISITION OF BUSINESS:

On March 10, 2022, the Company announced that its RFID division, BOS-Dimex, acquired the assets of Dagesh Inventory Counting and Maintenance Ltd, or Dagesh, which provides inventory-counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay Dagesh a total amount of NIS 2.7 million (approximately $828,000) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 shall be paid in April 2023;

●	Approximately NIS 300,000 shall be paid as an earn out payment, in April 2023; and

●	NIS 100,000 shall be paid in March 2024.

The consideration includes payment of earn-out through February 28, 2023 which eventually was higher by NIS 123,000 (approximately $35,000) than initially estimated. As a result, the total consideration increased from $793,000 to $828,000.  This increase was recorded as expenses in year 2022, under general and administrative.

The purchase price allocation of the acquired business (Dagesh Ltd.) was as follows:

March 09,
2022
Total acquisition price	$793

Recognized amounts of identifiable assets acquired:
Intangible assets, net (1)	574
Net assets acquired	574
Goodwill (2)	219

(1)	The fair value adjustment estimate of identifiable intangible assets were determined using the “income approach”, which is a valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(2)	As part of the purchase price allocation for the acquisition, the Company recorded goodwill in an amount of $219. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets net of the fair value. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8C).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31
	2022	2021

Government authorities	$167	$144
Advances to suppliers	704	384
Prepaid expenses	442	366
Other	101	83

	$1,414	$977

NOTE 5:- INVENTORIES:

	December 31
	2022	2021

Raw materials	$177	$178
Inventory in progress	1,750	1,658
Finished goods	5,788	4,673
Net – advances from customers	(1,282)	(942)

	$6,433	$5,567

NOTE 6:- LONG TERM ASSETS

	December 31
	2022	2021

Prepaid expenses	$201	$91
Other	$59	$59

	$260	$150

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY AND EQUIPMENT, NET:

	December 31,
	2022	2021
Cost:

Buildings	$2,144	$-
Computers and software	1,335	1,237
Machines	593	572
Office furniture and equipment	521	501
Leasehold improvements	1,266	1,128
Motor Vehicles	671	665

	$6,530	$4,103

Accumulated Depreciation:
Buildings	$19	$-
Computers and software	1,242	1,181
Machines	558	549
Office furniture and equipment	391	375
Leasehold improvements	683	610
Motor Vehicles	367	291

	$3,260	$3,006

Property and equipment, net	$3,270	$1,097

Depreciation expenses amounted to $254, $238 and $270 for the years ended December 31, 2022, 2021 and 2020, respectively. Additional equipment was purchased in an amount of $ 2,427, $ 379 and $ 84 for the years ended December 31, 2022, 2021 and 2020, respectively.

On May 09, 2022, the Company entered into an agreement to purchase 546 square meters of offices, 495 square meters of warehouse space and nine parking spaces in Rishon Lezion. The purchased real estate is part of the facilities leased by BOS in Rishon Lezion. BOS paid NIS 6.5 million (approximately $1.9 million) for this purchase. 10% of the purchase price was paid on signing and the balance on September 1, 2022, the date on which ownership of these assets was registered under the name of the Company The cost of the buildings, including taxes and related expenses, amounted to $2,144.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2022	December 31, 2021	Weighted average amortization period

Cost:
Customer relationship*	1,032	728	8.8
Non-competition*	270	-	4

	1,302	728
Accumulated amortization:
Customer relationship*	758	708
Non-competition*	58

	816	708

Amortized cost	$486	$20

(*)	Regarding intangibles acquired as part of business combination transaction during 2022 , see Note 3 above.

On June 1, 2019, the Company completed the acquisition of the operational assets of Imdecol Ltd, a global integrator and manufacturer of automatic and robotic systems that enhance the productivity of production lines.

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in an amount of $1,085.

Upon completion of the acquisition, the goodwill was allocated to the acquired operations as it was determined to represent a separate reporting unit and commencing 2020 was also recognized as an operating segment (the Intelligent Robotics segment). During the years ended December 31, 2020 and 2019, the Company recognized an impairment loss in an amount of $ 471 and $614, respectively and accordingly as of December 31, 2022 the balance of the goodwill related to such reporting unit is $ 0.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

Intangible assets are amortized based on the straight-line method for their remaining useful life.

B.	Amortization expenses amounted to $107, $20 and $ 41 for the years ended December 31, 2022, 2021 and 2020, respectively.

C.	The changes in the carrying amount of goodwill for the years ended December 31, 2022 , and 2021 are as follows:

Goodwill
Balance as of January 1 and December 31, 2021	4,676
Changes during 2022
Acquisition of Dagesh (*)	219
Impairment of Goodwill (See Note 2j)	-
Balance as of December 31, 2022	$4,895

(*)

See note 3

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $219. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies.

The acquired business operations was determined to be included in the RFID segment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES:

	December 31
	2022	2021

Professional services	114	73
Tax accruals	344	6
Agent Fees	12	11
Other	249	22

	$719	$112

NOTE 10:- DERIVATIVES INSTRUMENTS:

From time to time the Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates related to forecasted monthly payroll payments of employees which are paid in NIS.

Losses (gains) on designated derivatives reclassified from OCI into Consolidated Statement of Operations for the years ended:

	Year ended December 31,
	2022	2021	2020

Derivatives designated as cash flow hedging instruments:
Cost of revenues	$-	-	$(26)
Sales and marketing	$-	-	$(15)
General and administrative	$-	-	$(6)

Total expenses (income)	$-	-	$(47)

During 2022 the company utilities derivatives instruments were in an insignificant amount as a result such derivatives were not accounted for as instruments for accounting purposes.

NOTE 11:- DEFERRED REVENUES:

	December 31
	2022	2021

Advanced payments from customers	234	317
Service contracts	522	490
Other	27	242
Total	783	1,049
Less- long term deferred revenue related to service contract	(241)	(132)
	$542	$917

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- LONG-TERM LOANS, NET OF CURRENT MATURITIES:

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2022	December 31,
	%	2022	2021

NIS	6.68%	$1,880	$1,421

Less - current maturities		(586)	(740)

		$1,294	$681

1.	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with First International Bank of Israel Ltd. (hereinafter – the Bank), for the provision of credit facilities. The Bank loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA, and operating results. The Bank credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2022, the Company met the covenants set forth in the agreement.

2.	The total amount to be paid by the Company is as follows:

December 31, 2022
Payment schedule
2023	586
2024	144
2025	140
2026	128
2027 - 2034 (*)	882
Total	$1,880

(*)	The total amount to be paid by the Company every year from 2027 until 2034.

(**)	As of December 31, 2022, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,354, bearing an annual interest of 6.29%.

 B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

1.	Royalty commitments:

Under the Company’s research and development agreements with the Israel Innovation Authority (the IIA) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the IIA. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the IIA after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate applicable to dollar deposits at the time the grants are received. No grants were received since 2007. As of December 31, 2022, the Company has an outstanding contingent obligation to pay royalties to the IIA, including interest, in the amount of approximately $3,603 thousand, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future. Accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation:

a.	On February 2, 2020, the Company filed with the Tel-Aviv District Court a claim against Imdecol Ltd., requesting to enforce pledges placed on Imdecol for the benefit of the Company, due to Imdecol’s inability to repay its debts to the Company.

On February 25, 2020, the court ruled in favor of the Company and determined that the pledges are to be enforced.

On July 20, 2020 the court appointed a receiver over the Company’s pledged assets.

On March 22, 2021, the District Court issued a liquidation order in respect of Imdecol, and on October 14, 2021 the Company submitted to the liquidator a debt claim.

In December 2022, the Company wrote off Imdecol’s remaining debt in the amount of $54,000.

b.	On January 3, 2022, the Company received a demand letter from of one of its customers alleging that the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 payment (approximately $241,000) it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160,000) for claimed damages.

In August 2022, the parties signed a settlement agreement, according to which in full satisfaction of the customer’s claims the Company paid the customer NIS 700,000 (approximately $210,000) plus VAT, in 6 monthly installments. In connection with this claim, on September 6, 2022, the Company collected insurance proceeds in the amount of NIS 190,000 (approximately $54,000). All of the costs associated with this claim were recorded in the years 2022 and 2021.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent, claiming that he was actually an employee of the Company of the Company and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On November 2022, the parties signed a settlement agreement according to which in full satisfaction of his claims, the Company paid the independent sales agent NIS 100,000 (plus VAT). These costs (approximately $28,000 plus VAT) were recorded in the year 2022, and were paid in 2023.

NOTE 14:- SHAREHOLDERS’ EQUITY

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

In connection with the SEDA, the Company issued 67,307 ordinary shares to YA as a commitment fee. The fair value of such shares was approximately $ 140 and was accounted for as prepaid expenses and amortized to equity by December 31, 2021, as the Company did not anticipate to further utilize this equity line.

During the year 2019, the Company issued to YA 158,023 Ordinary Shares, for a total amount of $465, net of amortization of commitment fee in the amount of $ 35.

During the year 2020, the Company issued to YA 41,090 Ordinary Shares, for a total amount of $23, (gross proceeds of $100 less the remaining balance of the commitment fee which amounted to $77).

The 2017 SEDA expired on May 8, 2021.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

2.	Issuance of Ordinary Shares in connection with a Securities Purchase Agreement:

On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants were exercisable for 3.5 years and were subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants was to be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent. On October 23, 2022, the Company extend the exercise period of the warrants by an additional three years. As of December 31, 2022 none of the warrants have been exercised.

3.	Issuance of Ordinary Shares in connection with Prospectus Supplement filed on December 30, 2020.

On January 4, 2021 the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,841 net of issuance expenses. The Warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term. As of December 31, 2022 none of the warrants have been exercised.

4.	Warrants under loan agreement

On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum and is not secured and was guaranteed by BOS-Odem and by the company. The loan was paid in 12 monthly installments of principal and interest starting from March 2020. BOS issued to YA II warrants to purchase up to 100,000 Ordinary Shares of the Company at an exercise price of $3.00 per Ordinary Share. The Company allocated on amount of $30 with respect to such warrants under “additional paid in capital” and as a discount on the loan. The discount was reflected as financing expenses over the term of the loan. As of December 31, 2021 the entire balance of the loan was repaid. The warrants were exercisable for a period of two years from issuance and on February 19, 2022, expired without being exercised.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

5.	At the Annual General Meeting of shareholders held on July 18, 2018, it was approved to increase the Company’s authorized share capital by 2,000,000 Ordinary Shares, from 4,000,000 authorized shares to 6,000,000 authorized shares. At the Annual General Meeting of shareholders held on December 16, 2020, it was approved to increase the Company’s authorized share capital by 2,000,000 Ordinary Shares, from 6,000,000 authorized shares to 8,000,000 authorized shares. In addition, it was approved to cancel the Company’s Ordinary Shares’ nominal value, so that following such cancellation, the authorized share capital of the Company will be comprised of 8,000,000 Ordinary Shares of no nominal value each, ranking pari passu in all respects. At the Annual General Meeting of shareholders held on December 15, 2022, it was approved to increase the Company’s authorized share capital by 3,000,000 Ordinary Shares, from 8,000,000 authorized shares to 11,000,000 authorized shares.

6.	On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one Ordinary Share and one half warrant to purchase an Ordinary Share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per ordinary share and are exercisable into Ordinary Shares over a five-year term. The sale of the units was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses.

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2022 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
1,245,000	2.78	2.98

c.	Stock option plans:

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

In December 15, 2022, the Company’s shareholders approved (i) an increase of the number of ordinary Shares available for issuance under the Plan, by 300,000 to a total of 1,000,000 Ordinary Shares.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale, or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

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

In the year 2022, the Company issued to its directors and officers 87,500 options to purchase Ordinary Shares.

The options’ exercise price is calculated as the weighted average of the closing prices of the Ordinary Shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors or for grants to the Chief Executive Officer or Directors, 20 trading days preceding the approval of the grant by the shareholders.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

On March 29, 2021, the Company issued to its officers 7,188 Ordinary shares (equivalent to $27) as a bonus, which was approved by the Board of Directors and shareholders.

As of December 31, 2022 there are 285,284 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2022, is as follows:

	2022		2021		2020
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	275,833	$2.40	170,500	$2.30	246,874	$2.26
Changes during the year:
Granted	87,500	$2.25	175,000	$3.36	45,000	$2.55
Exercised	(1,000)	$2.12	(52,167)	$2.29	(84,618)	$2.29
Forfeited	(15,000)	$2.80	(17,500)	$2.44	(36,756)	$2.38
Outstanding - year end	347,333	$2.79	275,833	$2.40	170,500	$2.30
Vested and expected to vest	164,166	$2.61	83,334	$2.22	95,834	$2.23
Exercisable at year end	136,499	$2.71	51,667	$2.26	48,834	$2.26

During the years 2022, 2021, and 2020, stock-based compensation expense related to employees and directors stock options amounted to $97, $67, and $65 respectively, and is included in general and administrative expenses within the statement of operations.

In the year 2022, the Company issued to its directors and officers 87,500 options to purchase Ordinary Shares as follows:

●	On December 15, 2022 the Company issued to its CEO, Eyal Cohen 80,000 options

●	On December 15, 2022 the Company issued to its director, Ziv Dekel 7,500 options

The weighted-average grant-date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $0.82, $1.2 and $ 0.76, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2022 was $1.02. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2022, 2021 and 2020 was $ 0, $ 70 and $ 12. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

During the years ended December 31, 2022, 2021 and 2020, exercised options amounted to a total of 1,000, 52,167 and 84,618, respectively. As of December 31, 2022 and 2021, there were a total of $191 and $219 respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2022 until 2025.

Options granted to employees and directors that are outstanding as of December 31, 2022 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2022	life (years)	2022	(years)

2.118	52,333	1.83	52,333	1.83
2.176	10,000	2.08	6,667	2.08
2.245	87,500	4.96	-	4.96
2.388	7,500	0.54	7,500	0.54
2.433	7,500	3.02	2,500	3.02
2.775	20,000	2.96	13,333	2.96
3.195	20,000	3.14	6,666	3.14
3.251	7,500	3.81	2,500	3.81
3.252	100,000	3.81	33,334	3.81
3.863	30,000	3.75	10,000	3.75
4.022	5,000	3.67	1,666	3.67

Grand Total	347,333	3.57	136,499	2.65

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME:

a.	Corporate tax rates in Israel

Taxable income of the Company is subject to a corporate tax rate of 23% in 2020, 2021 and 2022.

b.	Loss carry-forward:

The Company and its Israeli subsidiaries have accumulated losses for Israeli income tax purposes as of December 31, 2022, in the amount of approximately $ 29,627. These losses may be carried forward and offset against taxable income in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $29,774.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2022	2021

Net operating loss carry-forward (1)	$6,814	$7,240
Net capital loss carry-forward (1)	6,848	6,848
Allowances and provisions	176	142
Intangible assets, net	(89)	(51)

	13,749	14,179

Valuation allowance (2)	$(13,749)	$(14,179)

Net deferred tax Liability	$-	$-

(1)	See Note 15b.

(2)	In the years 2022 and 2021, the Company has provided valuation allowances on deferred tax assets that result from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2022 was mainly due to Utilization of net operating loss carry forward in the amount of $6,814 which deferred tax asset were not recognized.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current	$6	2	$-
Other	-	(41)	-

	$6	(39)	$-

Domestic	$-	(41)	$-
Foreign	6	2	-

	$6	(39)	$-

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$1,276	389	$(966)
Foreign	6	23	6

	$1,282	412	$(960)

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits in 2020 and 2021.

g.	Tax assessments:

BOS-Odem, BOS-Dimex and BOS have final tax assessments through 2017.

Ruby-Tech Inc., a U.S. subsidiary, has final tax assessments through 2017.

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

As of December 31, 2022 and 2021, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, tax expense line of the Company’s Consolidated Statements of Operations includes interest expense and potential penalties related to income taxes.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses, net:

	Year ended December 31,
	2022	2021	2020

Financial income:
Interest income	$-	-	$-
foreign currency differences gains	-	-	-

	-	-	-
Financial expenses:
In respect of interest loans and bank fees	(306)	(202)	(275)
Expenses regarding warrants granted underlying loan agreement with YA (see Note 14)	-	-	(30)
Other (mainly foreign currency differences)	(341)	97	(43)

	(647)	(105)	(348)

	$(647)	(105)	$(348)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

		Year ended December 31,
		2022	2021	2020
1.	Numerator:
	Income (loss)	$1,276	451	$(960)

	Net income (loss) available to Ordinary shareholders	$1,276	451	$(960)

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	5,550	5,212	4,298
	Diluted weighted average Ordinary shares outstanding (in thousands)	5,589	5,424	4,298

	Basic income (loss) per share	$0.23	0.09	$(0.22)

Diluted income (loss) per share	$0.23	0.08	$(0.22)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SEGMENTS AND GEOGRAPHICAL INFORMATION:

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

a.	Revenues, gross profit, and assets for the operating segments for the years 2022, 2021 and 2020 were as follows:

	RFID Division	Intelligent Robotics	Supply Chain Solutions	Intercompany	Consolidated
2022
Revenues	$15,318	$961	$25,232	$-	$41,511
Gross profit	$3, 778	$(159)	$5,441	$-	$9,060
Allocated operating expenses	$2,535	$425	$3,450	$-	$6,410
Unallocated operating expenses					$721
Operating Income (loss)	$1,243	$(584)	$1,991	$-	$1,929
Financial expenses					$647
Tax on income					$6
Net Income					$1,276

2021
Revenues	$13,192	$1,576	$19,008	$(142)	$33,634
Gross profit	$3,338	$(460)	$3,708	$-	$6,586
Allocated operating expenses	$2,300	$573	$2,497	$-	$5,370
Unallocated operating expenses					$699
Operating Income (loss)	$1,038	$(1,033)	$1,211	$-	$517
Financial expenses					$105
Tax on income					$(39)
Net Income					$451

2020
Revenues	$12,523	$2,502	$18,594	$(68)	$33,551
Gross profit	$3,265	$(871)	$3,724	$-	$6,118
Allocated operating expenses	$2,099	$602	$2,373	$-	$5,074
Impairment of goodwill and intangible assets		988			$988
Unallocated operating expenses					$668
Operating Income (loss)	$1,166	$(2,461)	$1,351	$-	$(612)
Financial expenses					$348
Net Income					$(960)

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the years 2022, 2021 and 2020 based on the location of customers, and long-lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2022		2021		2020
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$34,295	3,270	25,662	1,097	$24,369	$956
East Asia	2,239	-	3,494	-	3,831	-
India	1,225	-	1,701	-	2,375	-
America	2,825	-	2,032	-	2,449	-
Europe	622	-	555	-	527	-
Rest of the world	305	-	190	-	-	-
	$41,511	3,270	33,634	1,097	$33,551	$956

(*)	Long-lived assets balance comprised of property and equipment (it does not include intangible assets and goodwill).

c.	There were no major customers during the reported periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- LEASES:

The company has operating leases for office space, warehouses, and car leases. The Company determine if a contract contains a lease at inception or modification of a contract. The leases generally do not provide an implicit interest rate, and therefore the Company’s incremental borrowing rate as the discount rate is used when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment.. Most of the leases contain rental escalation, renewal options and/ or termination options that are factored into the determination of lease payments as appropriate. Variable lease payment amounts that cannot be determined at the commencement of the lease are not included in the right-to-use assets or liabilities.

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2022:

	Classification on the Balance Sheet	Year ended December 31, 2022
Assets :
Operating lease assets	Operating lease right of use assets, net	1,110
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	301
Long term
Operating lease liabilities	Operating lease liabilities, non-current	827

Remaining Lease Term
Vehicles		0.9 - 2.84 years
Facilities rent		0.25-11.59 years

Weighted Average Discount Rate
Vehicles		3.5%
Facilities rent		3.5%

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2022:

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:- LEASES (Cont.)

2023	379
2024	246
2025	172
2026	102
2027	66
2028- 2034	493
1,458

Expense under operating leases was one million for the year ended December 31, 2022. Operating loss in the Consolidated Statement of Operations includes operating lease costs. Short-term lease costs were not material. Supplemental cash flow information is as follows:

NOTE 19:- RELATED PARTIES:

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

On February 10, 2019, the Company terminated the agreement with iDnext.

Expenses incurred according to the agreement with iDnext are as follows:

	Year ended December 31,
	2022	2021	2020

Monthly fees	$-	-	$49
Bonus	-	-	10
Payments for employees	-	-	33

Total	$-	-	$92

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:- SUBSEQUENT EVENTS:

On March 10, 2022, the Company announced that its RFID division, BOS-Dimex, acquired the assets of Dagesh Inventory Counting and Maintenance Ltd, or Dagesh, which provides inventory-counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay Dagesh a total amount of NIS 2.7 million (approximately $828,000) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 shall be paid in April 2023;

●	Approximately NIS 300,000 shall be paid as an earn out payment, in April 2023; and

●	NIS 100,000 shall be paid in March 2024.

The consideration includes payment of earn-out through February 28, 2023 which eventually was higher by NIS 123,000 (approximately $35,000) than initially estimated. As a result, the total consideration increased from $793,000 to $828,000.  This increase was recorded as expenses in year 2022, under general and administrative.