Form 20-F
period 2023-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2024-04-01
CIK 1005516

As filed with the Securities and Exchange Commission on April 1, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

5,748,018 Ordinary Shares, of no nominal value per share, as of December 31, 2023 and 5,748,018 Ordinary Shares, of no nominal value per share, as of March 15, 2024.

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against the Hamas and other terrorist organization, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

As of December 31, 2023, we had an accumulated deficit of $67.1 million. We had a net income of $2.06 million in 2023 and a net income of $1.28 million in 2022 and a net income of $451,000 in 2021. Our ability to maintain and improve future levels of sales and profitability depends on many factors, which include

●	delivering products in a timely manner;

●	successfully implementing our business strategy;

●	Our ability to access additional debt or equity financing to finance our growth, which may be difficult, depending on the conditions in the capital markets;

●	increased demand for existing products and demand for new products; and

●	controlling costs.

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

We rely on the First International Bank of Israel (“Bank Beinleumi”) and Bank Leumi to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2023, we had $1.15 million in long term debt to Bank Leumi and Bank Beinleumi, net of current maturities of $0.17 million.

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

Risks related to our business:

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 36% of our Supply Chain Solutions division purchases in the year 2023 were sourced from five key suppliers, 24% of our Intelligent Robotics division purchases in the year 2022 were sourced from five other key suppliers and 51% of our RFID division purchases in the year 2023 were sourced from five other key suppliers (including a software supplier).

In particular, 15% of our Supply Chain Solutions division purchases in the year 2023 were sourced from Positronics Manufacturing Company, which we represent in Israel. These purchases amounted to $3.3 million. A disruption in our business relationship with Positronic could have a material adverse effect on the business, financial condition and results of operations of our Supply Chain Solutions division.

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

The balance of allowance for bad debt recorded on our financial statements as of December 31, 2023, amounted to $287,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for bad debts.

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

In April 2023, the mandatory minimum wage in Israel was raised by approximately 5%, to NIS 5,571.75 per month for 182 monthly hours (NIS 30.61 per hour). In addition, the minimum wage in Israel is supposed to be raise again on April 2024 to NIS 5,880 per month. As a result, we may suffer an increase in our labor costs in Israel, which could adversely affect our profitability.

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

In 2023 and 2022, the NIS depreciated against the dollar by approximately 3% and 13%, respectively. In 2021, 2020 and 2019 the NIS appreciated against the dollar by approximately 3.3%, 6.9% and 7.8%, respectively. In 2018, the NIS depreciated against the dollar by approximately 8.1%. In 2023 the inflation rate in Israel was 3%, in 2022 the inflation rate in Israel was 5.3% and in 2021 the inflation rate in Israel was 2.4%. In 2020 there was annual deflation in Israel of 0.7%. In 2019, the inflation rate in Israel was 0.6% and in 2018 the inflation rate was 0.8%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2018, and increased in 2023, 2022, 2021, 2020 and 2019. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa.

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

Although we have invested in measures to reduce these risks and conducted related tests there can be no assurance that our current information technology (IT) systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. See “Item 16K-Cybersecurity” for more information on our policies and procedures for identification and management of risks from cyber threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. A cyber-attack on our systems or networks that impairs our IT systems could disrupt our business operations and our ability to sell our products. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected. Furthermore, we cannot be sure that our insurance policies with respect to cyber risk will adequately cover or include the damages or losses (whether direct or consequential) resulting from successful cyber attacks or if we will be able to renew such insurance.

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

In particular, the Company relies, with respect to some of its products, on manufacturers in China. The adverse effects of the COVID-19 on our business with China have subsided in 2023, however the return of the pandemic and any related measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

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

 Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $5.4 million at December 31, 2023. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2023, through March 16, 2024, the daily closing price of our Ordinary Shares in Nasdaq has ranged from $2 to $4.14 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

On October 7, 2023, Hamas launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

Following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Any armed conflicts, terrorist activities, political instability or hostilities in the region or that involve Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital.

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called up for active military duty at any time. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees in Israel have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

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

To date, these matters were key reasons for the reduction in the RFID division revenues for the year 2023 as compared to year 2022, but did not have a material effect on our business and results of operations as a whole. However, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, several countries and companies restrict business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. This may materially and adversely impact our ability to sell and provide our products and services.

In addition, prior to the Hamas attack in October 2023, the Israeli government pursued extensive reforms to Israel’s judicial system. In response to such initiatives, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed reforms may negatively impact the business environment in Israel including due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. For instance, recently, the Moody’s rating agency has lowered Israel’s credit rating from A1 to A2. This, and any further negative developments should they occur may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

In May 2022, the Company purchased 546 sqm of offices, 495 sqm of warehouses and nine parking spots in Rishon Le Zion, Israel. The purchased real-estate is part of the facilities BOS has been leasing. The purchase price was NIS 6.5 million (approximately $1.9 million).

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

In consideration for the acquisition, BOS agreed to pay Dagesh a total amount of NIS 2.7 million (approximately $828,000) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 was paid in April 2023;

●	NIS 306,267 was paid as an earn out payment, in April 2023; and

●	NIS 100,000 shall be paid in March 2024.

The consideration includes payment of earn-out through February 28, 2023, which eventually was higher by NIS 123,000 (approximately $35,000) than initially estimated. As a result, the total consideration increased from $793,000 to $828,000.  This increase was recorded as expenses in year 2022, under general and administrative.

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

In 2023, 3.9% of our revenues were attributed to sales generated from the Company’s Intelligent Robotics Division.

Towards the end of 2021 the Company has begun to shift the focus of its Intelligent Robotics division from the US markets to the Israeli market. In the Israeli market, the Company targets customers which have extensive automation needs and that could place ongoing orders. In 2023, 98% of the revenues of the Intelligent Robotics division were from the Israeli market.

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

In 2023, 31% of our revenues were attributed to sales generated from the Company’s RFID Division.

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

The Company’s Supply Chain Solutions division represents and distributes engineering designs for sale on a non-exclusive basis to, among others, Positronic Global Connector Solutions, Sensata Technologies Inc., Integrated Power Designs, Inc., Netpower, Switchcraft Inc., First Sensor A.G., Fema Electronics Corporation, Yeebo Group, SGC Technologies Inc., Fischer Connectors SA and Civue Optotech Inc.

In 2023, 65% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2023	%	2022	%	2021	%
Israel	$38,125	86	$34,295	82	$25,662	77
Far East	1,331	3	2,239	5	3,494	10
India	1,726	4	1,225	3	1,701	5
America	1,433	3	2,825	7	2,032	6
Europe	1,513	4	622	2	555	2
Rest of the world	51		305	1	190
Total Revenues	$44,179	100	41,511	100	$33,634	100

Sales by quarters

	2023	%	2022	%	2021	%
Q1	$12,141	27	$10,789	26	$7,328	22
Q2	11,337	26	10,350	25	9,229	27
Q3	9,814	22	9,045	22	7,998	24
Q4	10,941	25	11,327	27	9,079	27
Total Revenues	$44,233	100	$41,511	100	$33,634	100

Sales by divisions

	2023	%	2022	%	2021	%
Intelligent Robotics Division	$1,742	4	$961	2	$1,576	5
RFID Division	$13,713	31	$15,318	37	$13,192	39
Supply Chain Division	$28,845	66	$25,232	61	$19,008	57
Intercompany	$(121)	1-	$-	-	$(142)	-1
Total Revenues	$44,179	100	$41,511	100	$33,634	100

Competition

Intelligent Robotics Division

Our Intelligent Robotics Division primary target market is the Israeli market. Main competitors in this territory include GBM Automation and Robotics Ltd and Automatica Ltd.

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

Our average monthly rental fees for the year 2023 and for the year 2022 amounted to $12,000 and $24,000, respectively.

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

For the year ended December 31, 2023, a hypothetical 1% rise in products prices that we buy would have caused an approximate $294,000 increase in costs of revenues in our Consolidated Statements of Operations and comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $40,000 increase in costs of revenues in our Consolidated Statements of Operations. During 2023, we faced trends of inflation in commodities prices and wages costs and we are reflecting these costs in our price list. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Second is the gross profit loss of the Intelligent Robotic division through the years 2019 and 2023. If we are able to reduce the gross profit loss and then achieve a gross profit from this division, it will significantly improve our gross profit. We also seek to reduce our cost of revenues by improving our ability to use less costly components, better management of our inventories levels, and increasing manufacturing efficiencies in the production of our Robots.

Operating expenses

Our operating expenses for 2023 consisted mainly of selling, general and administrative expenses.

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

Legal Contingencies

None.

5A.	Results of Operation

Comparison of 2023 to 2022

Consolidated revenues for the year 2023 amounted to $44.2 million compared to $41.5 million in the year 2022.

The Supply Chain division’s revenues are mainly from the Israeli defense segment. This division’s revenues grew by 14% in the year 2023, to $28.8 million in the year 2023 from $25.2 million in the year 2022. This growth reflects the ability of the Supply Chain division to provide electronic components sourced form secondary suppliers that were unavailable from the original manufacturers due to the shortage that year.

Revenues of our Intelligent Robotics division increased from $1 million in year 2022 to $1.7 million in year 2023. The Intelligent Robotics division recognizes revenues upon delivery of a completed project, which may take about six months to complete, and may cause fluctuations in annual revenues, depending upon the timing of particular projects.

Sales of our RFID division decreased by 10% to $13.7 million in the year 2023 due to the slowdown in the Israeli civilian sector.

Gross profit for 2023 was $9.2 million (a gross margin of 20.8%) as compared to $9.1 million (a gross margin of 21.8%) for 2022. The increase in the gross profit was primarily due to an increase in gross profit of the Supply Chain division to $5.8 million in 2023, due to the increase in sales of this division as compared to a gross profit of $5.4 million in year 2022, which was partially offset by a decrease in the gross profit of the RFID division due to its decreased sales in 2023.

Sales and Marketing expenses of year 2023 amounted to $4.89 million compared to $4.92 million in year 2022.

General and administrative expenses decreased to $1.8 million in 2023 from $2.1 million in 2022. The decrease in expenses was primarily due to reduced payroll expense and bad debt expenses.

Financial expenses decreased to $441,000 in year 2023 from $647,000 in year 2022. The decrease was due mainly to currency differences expenses that amounted to $39,000, in year 2023 as compared to currency differences expenses of $341,000 in year 2022. Due to the increase in the interest rate in 2023, the interest expenses increased from $306,000 in year 2022 to $402,000 in 2023.

Net profit for year 2023 was $2.01 million as compared to a net profit of $1.28 million in 2022. The basic and diluted net loss per share in 2023 were $0.35 and $0.34, respectively, compared to a basic and diluted net loss per share of $0.23 and $0.23 in 2022.

For a discussion of our financial results for the year 2021 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 31, 2022.

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

Impact of Inflation and Currency Fluctuations

In 2023, the NIS depreciated against the dollar by approximately 3%. In 2022, the NIS depreciated against the dollar by approximately 13%. In 2021, 2020 and 2019, the NIS appreciated against the dollar by approximately 3.3%, 6.9% and 7.8%, respectively, while in 2018 the NIS depreciated against the dollar by approximately 8.1%. In 2023 the inflation rate in Israel was 3% and in 2022 the inflation rate in Israel was 5.3%. In 2021 there was annual inflation in Israel of 2.4%. In the years 2020 and 2019, the deflation and inflation rate in Israel was 0.7% and 0.6%, respectively. Therefore, the U.S. dollar cost of our Israeli operations increased in 2023, 2022, 2021 and 2020. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

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

In the year ended December 31, 2023, the Company had net profit of $2.06 million as compared to net profit of $1.28 million in the year 2022 and a net profit of $451,000 in the year 2021. In the year ended December 31, 2023, the Company generated a positive cash flow from operating activities amounting to $1.83 million as compared to a positive cash flow from operating activities amounting to $1.28 million in 2022 and a positive cash flow from operating activities amounting to $9,000 in 2021. The Company’s cash and cash equivalents amounted to $2.56 million as of December 31, 2023. The Company had a positive working capital of $11,137,000, $9,379,000 and $9,118,000, as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2023, we had $1.15 million in long-term debt (net of current maturities of $170,000) and no short term bank loans.

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

On January 4, 2021, the Company entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 warrants at a combined purchase price of $2.50 in a registered direct offering, which resulted in gross proceeds of $2 million. The warrants have an exercise price of $2.75 per Ordinary Share and an expiration date of January 5, 2026.

In October 2022, the Company extended the expiration date to November 16, 2025 of 300,000 warrants with an exercise price of $3.30 per ordinary share, which were issued in 2019 in connection with an equity financing.

In May 2022, the Company completed the sale of 450,000 Ordinary Shares and 225,000 warrants at a combined purchase price of $990,000 in a registered direct offering with several investors. The warrants have an exercise price of $2.20 per Ordinary Share, are immediately exercisable and will expire in five years.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our on-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2023, our trade receivables’ and trade payables’ aging days were 103 and 95 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance, which we obtain.

The Company had working capital of $11,114,000 as of December 31, 2023. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by operating activities increased to $1,829,000 in 2023 from $1,283,000 in year 2022, corresponding with the increase in the net income to $2,005,000 in year 2023 from $1,276,000 in year 2022.

Net cash used in investment activities in year 2023 amounted to $772,000, attributed to the purchase property and equipment in the amount of $341,000 and to the acquisition of Proteus and Microwave assets in the amount of $431,000 (see note 3 to the financial statement). Net cash used in investment activities in 2022 amounted to $(3,091,000), used mainly for purchasing property and equipment in the amount of $2,427,000 (see note 7 to the financial statements). Net cash used in investment activities in 2021 amounted to $(379,000).

Net cash used by financing activities in 2023 amounted to $389,000, attributed mainly to the repayment of short and long term bank loans in the amount of $584,000. Net cash provided by financing activities in 2022 amounted to $1,584,000, attributed mainly to proceeds from short and long term bank loans in the amount of $1,356,000 and to proceeds from issuance of shares in the amount of $912,000. Net cash provided by financing activities in 2021 amounted to $1,311,000, attributed mainly to proceeds from issuance of shares in the amount of $1,841,000.

5C.	Research and Development

Our research and development is attributed to the Intelligent Robotics division and consists of the engineering resources required to develop custom-made automation concepts for potential customers. Research and development expenses were $158,000 for the year ended December 31, 2023, compared to $166,000 for the year ended December 31, 2022.

5D.	Trend Information

BOS’ vision is to become a leading integrator of comprehensive technological solutions that improve the control over and the productivity of inventory production and logistics processes. BOS’ solutions comprise of services, equipment, software and custom-made automatic machines. BOS operates through three divisions: RFID, Supply Chain and Intelligent Robotics.

During 2023, we significantly expanded our portfolio of RFID solutions, and we expect this will yield revenue growth in 2024, disregarding any potential adverse effects associated with the current war situation in Israel.

We expect that in 2024, the market will return to buying electronic components from official distributors. In addition, in 2023, the Supply Chain division expanded the list of electronic manufacturers it represents and increased its sales force. As a result of the above, we anticipate that the revenues of the Supply Chain division in 2024 will remain roughly the same as in 2023.

The Intelligent Robotic division is transitioning from the Israeli civilian sector to the Israeli defense sector. During 2023 and the first quarter of year 2024, we have established a business connection with a leading Israeli defense customer, and we believe this will promote continued growth of this division in 2024.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2023 and 2022, inventory write down amounted to $446 and $0, respectively.

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

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.9 million. The Company performed an impairment analysis as of December 31, 2023 and 2022, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2021 impairment test were five years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

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

For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: (a) the customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, (b) the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract.

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

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the direct sale to customers of products such as electro-mechanical components and Automatic Identification Data Capture hardware manufactured by third parties. Revenues from sales of products are recognized at the point of time when the control of the product is transferred on to the customer, mostly upon delivery to the customer, either at the Company’s premises, to the customer’s carrier or to the customer’s premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the renewal period.

3.	Revenues from robotics and automation projects are recognized at a point in time when the project is finally completed and the installation has been successfully carried out, as the control of such project is not eligible to be considered as transferred over time.

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Ziv Dekel (*)(1)	60	Chairman of the Board of Directors (Class C)
Ms. Osnat Gur(*) (2)	53	Director (Class A)
Mr. Yaron Eldad (*)(3)	57	Chairman of Audit and Compensation Committees (Class B)
Mr. Eyal Cohen(1)	55	Chief Executive Officer and Director (Class C)
Mr. Avidan Zelicovsky	54	President
Mr. Moshe Zeltzer	43	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Elected for a 3-year term in 2022.

(2)	Elected for a 3-year term in 2021.

(3)	Elected for a 3-year term in 2023.

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

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2023. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, stock-based compensation, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 6 persons).	$744	$105

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

As required by the Israeli Companies Law, our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our Board of Directors, after considering the recommendations of the Compensation Committee. According to the Israeli Companies Law, a compensation policy must also be approved by a majority of a company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). Our Compensation Policy was approved by a Compensation Majority on December 16, 2020. Recently, the Nasdaq Stock Market released a rule that implements the Securities and Exchange Commission’s clawback rule mandated by Section 954 of the Dodd-Frank Act. Accordingly, the Company has amended its compensation policy to include clawback provisions consistent with the Nasdaq listing rules.

The form of Compensation Policy of the Company includes a clawback policy which complies with the Nasdaq listing rules was adopted by the shareholders on December 14, 2023.

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

Set forth below is the compensation of our executives in respect of the year ended December 31, 2023 and to date:

CEO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 50,145 (approximately $13,825) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

CFO, Mr. Moshe Zeltzer:

Mr. Moshe Zeltzer was nominated as the Company’s CFO on February 19, 2021.

Monthly Salary:

A gross monthly base salary of NIS 30,000 effective as of October 2022 (approximately $8,270) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

President Mr. Avidan Zelicovsky

Pursuant to Amendment 20, any arrangement between a company and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Monthly Salary:

A gross monthly base salary of NIS 54,984 (approximately $15,159) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

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

Commencing upon the December 16, 2020 annual shareholders meeting, a director elected upon the lapse of his term was elected to serve a three-year term, and until his or her respective successor is elected and qualified, unless such director is elected as a replacement to a director who did not complete his or her term. In such case the replacement director is elected for the remaining period applicable to the director he or she is replacing.

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

Board Diversity Matrix (As of March 15, 2024)

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

As of March 15, 2024, we had 83 employees, all located in Israel. Of these 83 employees: 10 employees are in general and administrative positions, 17 employees are in marketing and sales, 14 employees are employed as technicians, 6 employees are employed as engineers, 4 employees are in the manufacturing department and 32 employees are in operating activities.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 5,748,018 ordinary shares outstanding as of March 15, 2024.

As of March 15, 2024 shares and options held by our officers and directors, then consisting of 6 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Eyal Cohen	Chief Executive Officer	183,475	3.19%
Avidan Zelicovsky	President	13,333	0.23%
Ziv Dekel	Chairman	27,500	0.48%
Yaron Eldad	Director	7,500	0.13%
Moshe Zeltzer	Chief Financial Officer	20,000	0.35%
Osnat Gur	Director	7,500	0.13%

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

2003 Plan

In May 2003 the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. In December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. In July 18, 2018, the Company’s shareholders approved (i) an increase of the pool of shares reserved for issuances under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options. In December 2022, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, by 300,000 to a total of 1,000,000 Ordinary Shares. On May 28, 2023, the Company’s Board of Directors approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2033. Under Israeli law, the extension of the Plan does not require shareholder approval. However, the Plan was submitted to the Shareholders approval as required under the US Internal Revenue Code in order to allow grants of Incentive Stock Options, or ISOs, thereunder. In December 2023, the Company’s shareholders did not approve the extension. As a result the Plan is in effect however the Company may not grant ISOs thereunder.

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

As of March 20, 2024, we had 300,833 options outstanding under the Plan (of which 156,666 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.118		13,333
$2.176		10,000
$2.245		87,500
$2.433		7,500
$2.775		20,000
$3.195		20,000
$3.251		7,500
$3.252		100,000
$3.863		30,000
$4.022		5,000
	Total	300,833

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. To the Company’s knowledge, on December 31, 2023, Todd M. Felte owned 556,390 Ordinary Shares, representing as of March 20, 2024, 9.68% of the issued and outstanding Ordinary Shares To the Company’s knowledge, as of March 20, 2024, no other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below

Holdings as of:	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Todd M. Felte(1)	845,700	845,700	556,390	556,390
Janney Montgomery Scott LLC(2)	N/A	524,481

(1)	According to a 13G/A report dated January 30, 2024, which contained information with respect to Mr. Felte’s share ownership as of December 31, 2023.

(2)	According to a 13G report dated October 8, 2021, which contained information with respect to share Janney Montgomery Scott’s ownership as of October 8, 2021.

As of March 15, 2024, there were 35 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 98% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Intercompany Payments

During the years 2022 and 2023 the Company charged its subsidiaries, Odem and Dimex, management fees in the total amounts of $2,185,000 and $2,331,000, respectively.

Since January 2020 until March 20, 2024, the Company has raised $3.1 million, most of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 16, 2020, the Company’s shareholders approved the Company’s Compensation Policy which stipulates that the Company may purchase directors’ and officers’ liability insurance at a coverage of up to $2.5 million per event and per period, irrespective of the cost of the annual premium.

Recently, the Nasdaq Stock Market released a rule that implements the Securities and Exchange Commission’s clawback rule mandated by Section 954 of the Dodd-Frank Act. Accordingly, the Company must amend its compensation policy to include clawback provisions consistent with the Nasdaq listing rules. On December 14, 2023, the Company’s shareholders approved the Company’s Compensation Policy which includes a clawback policy that complies with the Nasdaq listing rules.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2023	$6,054,000	14%
2022	$7,216,000	17%
2021	$7,972,000	24%

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Effective January 2018 and thereafter, the Israeli corporate tax rate is 23%. Under the Tax Ordinance, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets by non-residents of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to asset located in Israel, unless a specific exemption is available or an applicable tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

Taxation of Israeli Residents Shareholders

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such individual shareholder is considered a “substantial shareholder” at the time of sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any “means of control” in the company. “Means of control” generally include the right to vote, receive profits, receive assets upon liquidation, nominate a director or an executive officer, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by an Israeli resident corporation is generally subject to the corporate tax rate (currently 23%). Notwithstanding the foregoing, dealers in securities in Israel whose gains from selling or otherwise disposing of the shares are deemed to be business income are taxed at regular tax rates applicable to business income (a corporate tax rate for a company and a marginal tax rate of up to 47% for an individual in 2024, excluding Surtax, as discussed below) unless contrary provisions in a relevant tax treaty apply.

Taxation of Non-Israeli Residents Shareholders

Non-Israeli residents, both companies and individuals, are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided, among other conditions, that such capital gains are not attributable to a permanent establishment of the shareholder maintained in Israel, and the shares are not traded on the Tel Aviv Stock Exchange on the date of their sale. However, a non-Israeli “Body of Persons” (as defined under the Tax Ordinance), which includes corporate entities, partnerships and other entities, will not be entitled to such exemption if Israeli residents (i) have, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, in each case, whether directly or indirectly.

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

Taxation of Non-Israeli Residents Shareholders on Receipt of Dividends

Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a substantial shareholder (described above) at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder). The tax will be withheld at source, unless a reduced rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).

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

A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was fully withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that : (i) such income was not derived from a business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (iii) the taxpayer is not obligated to pay Surtax (as further explained below).

Israeli Transfer Pricing Regulations

Section 85A of the Tax Ordinance and the transfer pricing regulations promulgated thereunder require that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.

 Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gain) exceeds NIS 698,280 for 2023 and NIS 721,560 for 2024.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

Certain Material United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our Ordinary Shares to a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). A U.S. holder is a beneficial owner of our Ordinary Shares who is:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust: (i) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

This summary of certain material U.S. federal income tax considerations is for general information only and is not intended to be, and should not be considered to be, legal or tax advice or relied upon for tax planning purposes. Accordingly, each U.S. holder of our Ordinary Shares is advised to consult with its own tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to which it is subject with respect to purchasing, holding or disposing of our Ordinary Shares and the effect of possible changes in applicable tax laws.

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

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income in a taxable year is passive income; or (ii) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents annuities, the excess of gains over losses from the disposition of certain assets which produce passive income and gains from commodities and securities transactions. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income.

Based on an analysis of our income, assets and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2023. However, there can be no assurance that the IRS will agree with our position or that the IRS could not successfully challenge our position. PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our Ordinary Shares which are relevant to this determination. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2024, or in a future taxable year.

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

As an alternative to making a QEF election, a U.S. holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Stock Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for the Ordinary Shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. holder generally would be required to report gain or loss to the extent of the difference between the fair market value of the Ordinary Shares at the end of the taxable year and such U.S. holder’s tax basis in its Ordinary Shares at that time. Any gain under this computation, and any gain on an actual disposition of the Ordinary Shares in a year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the Ordinary Shares in a year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. Any remaining loss from marking Ordinary Shares to market will not be allowed, and any remaining loss from an actual disposition of Ordinary Shares generally would be capital loss. A U.S. holder’s tax basis in its Ordinary Shares is adjusted annually for any gain or loss recognized under a mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the Ordinary Shares in order for the Ordinary Shares to be considered “regularly traded” or that our Ordinary Shares will continue to trade on the Nasdaq Stock Market. Accordingly, there are no assurances that the Ordinary Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent the Ordinary Shares no longer constitute “marketable stock”).

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

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with their U.S. Federal income tax returns, if the aggregate value of all of these assets exceeds certain threshold amounts. Generally, U.S. holders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required return information is filed. Each U.S. holder is urged to consult with its own tax advisors regarding its obligation to file an IRS Form 8938 in light of its own particular circumstances.

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

10J.	Annual Report to Securityholders

Not Applicable

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2022 and 2023, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to an income of ($57,000) and ($25,000), respectively

In addition, the Company previously entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial loss related to these contracts was $47 in the year 2020.

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

The table below presents the account receivables balance by geographical market as of December 31, 2023, and December 31, 2022:

	2023	2022
Israel and others	11,567,000	$9,993,000
India	355,000	435,000
Americas	263,000	401,000
Far East	49,000	5,000
Europe	190,000	-
	12,424,000	$10,834,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $27 in year 2024.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2023, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2022 and 2023.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2022 and 2023. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2023		Year Ended December 31, 2022
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$81,000	100%	$95,000	100%
All Other Fees – Grant Thornton (2)	$-	-%	$-	-%
Total	$81,000	100%	$95,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2023.

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

Item 16I:  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J: Insider Trading Plans (10b5-1)

Not applicable.

Item 16K: Cybersecurity

The Company has established and maintains a cybersecurity risk management program, comprising policies, procedures, compliance measures, and awareness programs aimed at mitigating risks. This program is integrated into the Company’s overall risk management system and processes, and is managed internally. Management is tasked with identifying risks that could impede the achievement of stated control activities in the service organization’s systems. It has implemented a process to identify relevant risks that could affect the organization’s ability to deliver secure and reliable services to its customers, which include a review of the cybersecurity safeguards utilized by their critical third party service providers. Risk assessments are conducted periodically or adjusted based on evolving business needs, covering risks that could hinder the Company’s objectives and those specifically related to data security compromises.

Each identified risk is evaluated based on its impact and likelihood of occurrence, with high-scoring risks receiving prompt attention. Risks are analyzed to determine whether they meet the Company’s risk acceptance criteria for toleration or require a mitigation plan.

Cybersecurity threat oversight is led by the Chief Technology Officer, supported by the CFO, who has extensive experience in implementing operational procedures.

The audit committee is responsible for overseeing cybersecurity and monitoring risks. Management regularly updates the audit committee on these risks during committee meetings.

As of the reporting date, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this Annual Report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2023).
1.2	Articles of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2023).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on September 3, 2021).
4.2*	The Company’s Israeli 2003 Share Option Plan, as amended.
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Request by BOS-Dimex Ltd. for NIS Loan from the First International Bank of Israel; Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
4.4	Compensation Policy for Directors and Officers, including Clawback Policy (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on December 14, 2023).
4.6	Securities Purchase Agreement dated May 16, 2019, by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein, and Form of Warrant issued by the Company to the Investors (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on August 8, 2019).
4.7	Form of First Amendment to Ordinary Share Purchase Warrant issued in May 16, 2019, dated October 23, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on November 21, 2022).

4.8	Securities Purchase Agreement dated December 30, 2020 by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein and Form of Warrant (incorporated by reference to the Company’s Report on Form 6-K filed on January 4, 2021).
4.9	Summary of Key Terms of Asset Purchase Agreement between BOS-Dimex Ltd. and Dagesh Inventory Counting and Maintenance Ltd., dated March 10, 2022 (incorporated by reference to the Company Annual Report on Form 20-F filed on March 31, 2022).
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed on May 2, 2022)
4.11	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed on May 2, 2022)
8.1	List of subsidiaries (incorporated by reference to the Company Annual Report on Form 20-F filed on March 29, 2018).
11	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: April 1, 2024

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

- - - - - - - - - - - -

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (an Israeli corporation) and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Goodwill impairment analysis

Refer to Note 2j and Note 8 to the consolidated financial statements. As of December 31, 2023, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of US $4.9 million that was allocated to certain reporting unit. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determined the fair value of the reporting unit using the income approach, which utilizes a discounted cash flow model. The impairment test was based on a valuation performed by management with the assistance of a third party. Judgments and assumptions used in the discounted cash flow model included future revenues, operating income, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, projected cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

The principal considerations for our determination that the goodwill impairment assessment is a critical audit matter are the high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s estimates. Given the subjective nature and judgment applied by management, auditing these estimates required a high degree of auditor judgment and an increased extent of effort including the use of specialists.

Our audit procedures related to the annual goodwill impairment analysis included the following, among others:

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

Tel-Aviv, Israel

March 31, 2024

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,344	$1,763
Restricted cash deposits	217	130
Trade receivables (net of allowance for doubtful accounts of $287 and $82 at December 31, 2023 and 2022, respectively)	12,424	10,834
Other accounts receivable and prepaid expenses	963	1,414
Inventories	6,070	6,433

Total current assets	22,018	20,574

LONG-TERM ASSETS	196	260

PROPERTY AND EQUIPMENT, NET	3,268	3,270

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,026	1,110

OTHER INTANGIBLE ASSETS, NET	1,078	486

GOODWILL	4,895	4,895

Total assets	$32,481	$30,595

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$170	$586
Operating lease liabilities, current	235	301
Trade payables	7,710	7,984
Employees and payroll accruals	980	1,016
Deferred revenues	600	542
Advances net of inventory in progress	137	47
Accrued expenses and other liabilities	1,072	719

Total current liabilities	10,904	11,195

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,150	1,294
Operating lease liabilities, non-current	759	827
Long-term deferred revenues	339	241
Accrued severance pay	490	404

Total long-term liabilities	2,738	2,766

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares: Authorized; 11,000,000 shares at December 31, 2023 and 2022, respectively; Issued and outstanding: 5,748,018 and : 5,701,518 shares at December 31, 2023 and 2022, respectively and additional paid-in capital	86,209	86,009
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(67,127)	(69,132)

Total shareholders’ equity	18,839	16,634

Total liabilities and shareholders’ equity	$32,481	$30,595

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2024
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Revenues	$44,179	41,511	$33,634
Cost of revenues	34,970	32,451	27,048

Gross profit	9,209	9,060	6,586

Operating costs and expenses:
Research and development	158	166	208
Sales and marketing	4,891	4,924	3,955
General and administrative	1,762	2,122	1,906
Other income	(52)	(81)	-

Total operating costs and expenses	6,759	7,131	6,069

Operating income	2,450	1,929	517

Financial expenses, net	(441)	(647)	(105)

Income before taxes on income	2,009	1,282	412
Taxes on income (tax benefit)	4	6	(39)

Net income	$2,005	1,276	$451

Basic net income per share	$0.35	0.23	$0.09

Diluted net income per share	$0.34	0.23	$0.08
Shares (in thousands) used in calculation of earnings per share:

Basic	5,727	5,550	5,212
Diluted	5,905	5,589	5,424

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2020	4,391,163	$82,827	$(243)	$(70,715)	$11,869
Share based compensation expense (see Note 13.c)	7,188	94	-	-	94
Exercise of options	52,167	119	-	-	119
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 13.a.3)	800,000	1,814	-	-	1,814
Net income	-	-	-	451	451

Balance at December 31, 2021	5,250,518	84,854	(243)	(70,264)	14,347
Share based compensation expense (see Note 13.c)		241	-	(144)	97
Exercise of options	1,000	2	-	-	2
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 13.a.6)	450,000	912	-	-	912
Net income	-	-	-	1,276	1,276

Balance at December 31, 2022	5,701,518	86,009	(243)	(69,132)	16,634
Share based compensation expense (see Note 13.c)		97	-	-	97
Exercise of options	46,500	103	-	-	103
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 13.a.6)	-	-	-	-	-
Net income	-	-	-	2,005	2,005

Balance at December 31, 2023	5,748,018	86,209	(243)	(67,127)	18,839

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$2,005	$1,276	$451

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	510	361	258
Interest and currency fluctuation of loans	(69)	(211)	39
Severance pay, net	86	124	(84)
Share-based compensation expense	98	97	67
Decrease (Increase) in trade receivables, net	(1,590)	(1,625)	(37)
Decrease (Increase) in other accounts receivable and other long- term assets	515	(547)	243
Decrease (Increase) in inventories	453	(1,068)	(515)
Decrease (Increase) in operating lease right-of-use assets, net	304	582	491
Decrease (Increase) in operating lease liabilities	(354)	(723)	(491)
Increase (decrease) in trade payables	(274)	2,785	(292)
Increase (decrease) in employees and payroll accruals, advances deferred revenues, accrued expenses and other liabilities	145	232	(121)

Net cash provided by operating activities	1,829	1,283	9

Cash flows from investing activities:

Purchase of property and equipment	(341)	(2,427)	(379)
Acquisition of Dagesh’s assets (Appendix B)	-	(664)	-
Acquisition of Proteus and Microwave’s assets (Appendix B)	(431)	-	-

Net cash (used in) investing activities	(772)	(3,091)	(379)

Cash flows from financing activities:

Proceeds from issuance of shares, net	-	912	1,841
Proceeds from exercise of options	102	2	119
Proceeds from short and long-term loans	93	1,356	173
Repayment of short and long-term loans	(584)	(686)	(822)

Net cash provided by (used in) financing activities	(389)	1,584	1,311

Increase (decrease) in cash, cash equivalents and restricted cash	668	(224)	941
Cash, cash equivalents and restricted cash at the beginning of the year	1,893	2,117	1,176

Cash, cash equivalents and restricted cash at the end of the year	$2,561	1,893	$2,117

The accompanying notes are an integral part of the consolidated financial statement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$118	$58	$59
(b) Non-cash activities:

Operating lease right-of-use assets	220	748	669
Operating lease liabilities	$220	$748	669
(c) Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	2,344	1,763	1,875
Restricted cash	217	130	242
Total cash, cash equivalents and restricted cash	$2,561	$1,893	2,117

Appendix B: Net cash used to pay for the acquisition of Proteus and Microwave’s assets (see Note 3):

April 1, 2023

Intangible assets, Net	$760
Accrued expenses	329
Net cash used to pay for the Acquisition	$431

Net cash used to pay for the acquisition of Dagesh’s assets (see Note 3):

March 9, 2022

Intangible assets, Net	$445
Goodwill	$219
Net cash used to pay for the Acquisition	$664

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating segments: the Intelligent Robotics segment, the RFID Division segment, and the Supply Chain Solutions segment (see Note16).

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

2.	BOS-Odem Ltd. (“BOS-Odem”), is an Israeli company that is a distributor of electro-mechanical components, mainly to customers in the aerospace, defense and other industries and a supply chain service provider for aviation customers that seek a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

c.	Iron Swords War

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks on commercial ships have recently intensified, affecting shipping operation at the Red Sea. This could lead to delays in shipments as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoidance of disruption to operation in its facilities in Israel.

The security situation in recent months had a non-material impact on the Company’s business results. As of today, the majority of the Company’s employees in Israel who had been called up for reserve duty have now returned to full-time work.

However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

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

Restricted bank deposits are deposits related to guaranties to customers and customs. Restricted deposits are presented at their cost. All restricted bank deposits are short term in nature.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventory:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2023 and 2022, inventory write- down amounted to $446 and $0, respectively.

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

The consolidated financial statements include the operations of an acquired business from the date of the acquisition’s consummation. Acquired businesses are accounted for using the acquisition method of accounting in accordance with ASC 805, “Business Combinations”, which requires, among other things, that most assets acquired, and liabilities assumed be recognized at their estimated fair values as of the acquisition date.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2023, the remaining intangible assets were comprised mainly of customer relationships, non - competition and distribution rights.

For year ended on December 31, 2023, no impairment losses were identified.

Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Periods

Customer relationship	8.8
Non-competition	4
Distribution rights	8.8

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances and written-down when impaired.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit. As of December 31, 2023 there is a balance of goodwill related only to the RFID Division.

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.9 million. The Company performed an impairment analysis as of December 31, 2023and 2022, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The most significant assumptions used for the income approach for the 2023 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

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

Most of the Company’s employees are subject to Section 14 of the Israeli Severance Pay Law. The Company’s contributions towards severance pay, for Israeli employees subject to this section, have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been fully paid.

Severance expenses for years 2023, 2022 and 2021 amounted to$267, $417, and $379, respectively.

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

For arrangements that involve the delivery or performance of multiple products or products sold with service contracts, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: (a) the customer can benefit from the goods or service, either on its own (i.e. without any professional services, updates or technical support) or together with other resources that are readily available to the customer; and, (b) the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract.

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

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the direct sale to customers of products such as electromechanical components and Automatic Identification Data Capture hardware manufactured by third parties. Revenues from sales of products are recognized at the point of time when the control of the product is transferred on to the customer, mostly upon delivery to the customer, either at the Company’s premises, upon transfer to the customer’s carrier or upon delivery to the customer’s premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the renewal period.

3.	Revenues from a robotics and automation projects are recognized at a point in time when a project is finally completed and the installation has been successfully carried out, as the control of such project is not eligible to be considered as transferred over time.

4.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

For the years ended December 31, 2023 and 2022 the Company recognized revenue of approximately US$1,770 and US$917, respectively, that was included in the deferred revenue balance at the beginning of each reporting period. An amount of approximately US$ 1,475 is expected to be recognized in the following year.

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

Accounts receivables are written off against the allowance for uncollectible accounts when the Company determines that these amounts are to be considered as no longer collectible.

The expenses (income) related to the allowance for doubtful accounts for the years ended December 31, 2023, 2022 and 2021 was $205, $46 and $21, respectively.

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

During the reporting periods the Company’s activity with derivative instruments was insignificant.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 462,500, 1,203,000 and 40,000 for the years ended December 31, 2023, 2022, and December 31, 2021, respectively.

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

The fair value for options granted in years 2023, 2022 and 2021 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2023	2022	2021

Risk-free interest	3.925%	4.105%	0.84%
Dividend yields	0	0	0
Volatility	42%	43%	48%
Expected option term	3.5 years	3.5 years	3.5 years

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of certain reporting units that include goodwill and intangible assets at fair value on a nonrecurring basis.  These items are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2023 the Company measured the fair value of one reporting unit with allocated goodwill in an amount of US$ 4.9 million that was allocated to a certain reporting unit. The evaluation provided that there is no need to recognize impairment. The fair value measurement of such reporting unit is classified as level 3.

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

The carrying amounts of the financial instruments included in the working capital of the Company (cash and cash equivalents, restricted cash, restricted bank deposits, trade receivables, other accounts receivable, trade payables, and other accounts payable) approximate their fair values due to the short-term maturities of such instruments.

The carrying value of long term loans is considered approximate to its fair value as their terms (mainly the interest rate) is considered close to current market terms.

t.	Cost of sales

Cost of sales consist primarily of salaries, salary related expenses and costs of contractors and materials.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. Adopting the new guidance in an interim period other than the first fiscal quarter requires an entity to apply the new guidance to all prior business combinations that have occurred since the beginning of the annual period in which the new guidance was adopted. The Company applied the provisions of ASU 2021-08 prospectively commencing January 1, 2023. However, the adoption did not have notable effect on the consolidated financial statements.

z.	Recently issued accounting pronouncements, not yet adopted

ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure”

On November 27, 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure” (“ASU 2023-07”).

ASU 2023-07 is aimed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. Such disclosures are required on both an annual and an interim basis. In addition, the amendments in ASU 2023-07 enhance interim disclosure by requiring that all existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses and other segment items. ASU 2023-07 also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss,

ASU 2023-07 provides new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements such as the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures.

ASU 2023-07 applies to all public entities that are required to report segment information in accordance with ASC 280.

ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after Dec. 15, 2023, and interim periods within fiscal years beginning after Dec. 15, 2024. Early adoption is permitted.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Recently issued accounting pronouncements, not yet adopted (cont.)

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

On December 14, the FASB issued ASC 2023-09— Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASC 2023-09”).

ASC 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes.

The amendments in ASU 2023-09 require that public business entities (PBE’s) on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Specifically, PBE’s are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, according to specific categories. Separate disclosure is required for any reconciling item in which the effect of the item is equal to or greater than 5 percent of the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory income tax rate.

Also, ASC 2023-09 require that all entities disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions. In addition, ASC 2023-09 require that all entities disclose information about income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign.

The amendments in ASC 2023-09 also eliminate certain current disclosure requirements.

For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ACQUISITION OF BUSINESS:

A.	Acquisition of Dagesh

On March 10, 2022, the Company announced that its RFID division, BOS-Dimex, acquired the assets of Dagesh Inventory Counting and Maintenance Ltd, or Dagesh, which provides inventory-counting services in Israel, mainly for retail stores.

In consideration for the acquisition, the Company paid Dagesh a total amount of NIS 2.7 million (approximately $828,000) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 was paid in April 2023;

●	NIS 306,267 was paid as an earn out payment, in April 2023; and

●	NIS 100,000 shall be paid in April 2024.

The consideration included payment of earn-out through February 28, 2023, which eventually was higher by NIS 123,000 (approximately $35,000) than initially estimated. As a result, the total consideration increased from $793,000 to $828,000.  This increase was recorded as expenses in year 2022, under general and administrative.

The purchase price allocation of the acquired business (Dagesh Ltd.) was as follows:

March 09,
2022
Total acquisition price	$793

Recognized amounts of identifiable assets acquired:
Intangible assets, net (1)	574
Net assets acquired	574
Goodwill (2)	219

(1)	The fair value estimate of identifiable intangible assets was determined using the “income approach”, which is a valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(2)	As part of the purchase price allocation for the acquisition, the Company recorded goodwill in an amount of $219. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets net of the fair value. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8C). Due to the characteristics of the acquired business, such amount was allocated to the RFID segment.

 B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ACQUISITION OF BUSINESS (Cont.)

B.	Acquisition of Proteus’ share in a joint venture

On July 7, 2013, the Company entered into a profit-sharing agreement with Proteus Ltd (Proteus), providing for the joint market and sale of certain products.

On April 2, 2023, Proteus sold to the Company its share in the joint activity in consideration of $723, of which $138 was paid on signing and the rest is paid in monthly installments during a two-year period.

Pursuant to the sale agreement, Proteus will gradually phase out its marketing and sale of the products until the end of 2023.

C.	Acquisition of certain distribution rights

On May 31, 2023, the Company entered into an agreement with Microwave Ltd. for the purchase of its distribution rights for certain products, in consideration of $38, paid at signing.

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2023	2022

Government authorities	$207	$167
Advances to suppliers	324	704
Prepaid expenses	417	442
Other	15	101

	$963	$1,414

NOTE 5:- INVENTORIES:

	December 31,
	2023	2022

Raw materials	$229	$177
Inventory in progress	1,301	1,750
Finished goods	5,260	5,788
Net – advances from customers	(720)	(1,282)

	$6,070	$6,433

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- LONG TERM ASSETS

	December 31,
	2023	2022

Prepaid expenses	$174	$201
Other	$22	$59

	$196	$260

NOTE 7:- PROPERTY AND EQUIPMENT, NET:

	December 31,
	2023	2022
Cost:
Buildings	$2,155	$2,144
Computers and software	1,397	1,335
Machines	633	593
Office furniture and equipment	536	521
Leasehold improvements	1,299	1,266
Motor Vehicles	851	671

	$6,871	$6,530

Accumulated Depreciation:
Buildings	$76	$19
Computers and software	1,315	1,242
Machines	573	558
Office furniture and equipment	404	391
Leasehold improvements	770	683
Motor Vehicles	465	367

	$3,603	$3,260

Property and equipment, net	$3,268	$3,270

Depreciation expenses amounted to $343, $254 and $238 for the years ended December 31, 2023, 2022 and 2021, respectively. Additional equipment was purchased in an amount of $ 341, $ 2,427 and $ 379 in the years ended December 31, 2023, 2022 and 2021, respectively.

During August 2022, the Company signed an agreement for the purchase of offices and a warehouse that was previously rented until the end of August 2022. The cost of the buildings, including taxes and related expenses, amounted to $2,144.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2023	December 31, 2022
Cost:
Suppliers’ relationship *	760	-
Customer relationship*	1,032	1,032
Non-competition*	270	270

	2,062	1,302
Accumulated amortization:
Suppliers’ relationship *	64
Customer relationship*	793	758
Non-competition*	127	58

	984	816

Amortized cost	$1,078	$486

Intangible assets are amortized based on the straight-line method for their remaining useful life.

B.	Amortization expenses amounted to $168, $107 and $20 for the years ended December 31, 2023, 2022 and 2021, respectively.

C.	The changes in the carrying amount of goodwill for the years ended December 31, 2023 , and 2022 are as follows:

Goodwill
Balance as of January 1 and December 31, 2021	4, 676
Changes during 2022
Acquisition during 2022 (*)	219
Impairment of Goodwill (See Note 2j)	-
Balance as of January 1 and December 31, 2022	4, 895
Changes during 2023
Acquisition during 2023 (*)	-
Impairment of Goodwill (See Note 2j)	-
Balance as of December 31, 2023	$4,895

(*)	Regarding intangibles acquired as part of business combination transaction during 2023, see Note 3 above.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES:

	December 31,
	2023	2022

Professional services	127	114
Tax accruals	307	344
Agent Fees	565	12
Other	73	249
	$1,072	$719

NOTE 10:- DEFERRED REVENUES:

a.	December 31,
	2023	2022

Advanced payments from customers	211	234
Service contracts	629	522
Other	99	27
Total	939	783
Less- long term deferred revenue related to service contract	(339)	(241)
	$600	$542

b.	In the following table, revenue is disaggregated by timing of revenue recognition for the year ended December 31, 2023:

	December 31
	2023	2022

At a point of time	42,493	39,673
Over a period of time	1,686	1,838
Total	44,179	41,511

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM LOANS, NET OF CURRENT MATURITIES:

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2023	December 31,
	%	2023	2022

NIS	8.27%	$1,320	$1,880

Less - current maturities		(170)	(586)

		$1,150	$1,294

1.	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with First International Bank of Israel Ltd. (hereinafter – the Bank), for the provision of credit facilities.

The Bank loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA, and operating results. The Bank credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, and any insurance entitlements in the Company’s assets pledged thereunder, and a floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2023, the Company met the covenants set forth in the agreement.

2.	The total amount to be repaid by the Company is as follows:

December 31, 2023
Payment schedule
2024	170
2025	165
2026	130
2027	113
2028 - 2034 (*)	742
Total	$1,320

(*)	The total amount to be repaid by the Company every year from 2028 until 2034.

(**)	As of December 31, 2023, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,314, bearing an annual interest of 7.79%.

 B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

1.	Royalty commitments:

Under the Company’s research and development agreements with the Israel Innovation Authority (the IIA) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the IIA. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the IIA after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate applicable to dollar deposits at the time the grants are received. No grants were received since 2007. As of December 31, 2023, the Company has an outstanding contingent obligation to pay royalties to the IIA, including interest, in the amount of approximately $3,603 thousand, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future. Accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	On January 16, 2022, the Company received a letter, on behalf of a former independent sales agent, claiming that he was actually an employee of the Company of the Company and demanding a total of NIS 1,232,709 (approximately $361,000) as employee benefits.

On November 2022, the parties signed a settlement agreement according to which in full satisfaction of his claims, the Company paid the independent sales agent NIS 100,000 (plus VAT). These costs (approximately $28,000 plus VAT) were recorded in the year 2022, and were paid in 2023.

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares in connection with a Securities Purchase Agreement:

On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants were exercisable for 3.5 years and were subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants was to be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent. On October 23, 2022, the Company extended the contractual term of the warrants by an additional three years. As of December 31, 2023 none of the warrants have been exercised.

2.	Issuance of Ordinary Shares in connection with Prospectus Supplement filed on December 30, 2020:

On January 4, 2021 the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,841 net of issuance expenses. The Warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term. As of December 31, 2023 none of the warrants have been exercised.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

3.	Warrants under loan agreement

On February 19, 2020, the Company, through its wholly owned subsidiary, Ruby Tech Inc. entered into an agreement for a loan from YA II PN, LTD (“YA II”) in the principal amount of $600,000. The principal loan amount bears an interest rate of 8% per annum and is not secured and was guaranteed by BOS-Odem and by the company. The loan was paid in 12 monthly installments of principal and interest starting from March 2020 throughout 2021. BOS issued to YA II warrants to purchase up to 100,000 Ordinary Shares of the Company at an exercise price of $3.00 per Ordinary Share. The Company allocated on amount of $30 with respect to such warrants under “additional paid in capital” and as a discount on the loan. The discount was reflected as financing expenses over the term of the loan. As of December 31, 2021 the entire balance of the loan was repaid. The warrants were exercisable for a period of two years from issuance and on February 19, 2022, expired without being exercised.

4.	At the Annual General Meeting of shareholders held on December 16, 2020, it was approved to increase the Company’s authorized share capital by 2,000,000 Ordinary Shares, from 6,000,000 authorized shares to 8,000,000 authorized shares. In addition, it was approved to cancel the Company’s Ordinary Shares’ nominal value, so that following such cancellation, the authorized share capital of the Company will be comprised of 8,000,000 Ordinary Shares of no nominal value each, ranking pari passu in all respects. At the Annual General Meeting of shareholders held on December 15, 2022, it was approved to increase the Company’s authorized share capital by 3,000,000 Ordinary Shares, from 8,000,000 authorized shares to 11,000,000 authorized shares.

5.	On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one Ordinary Share and one half warrant to purchase an Ordinary Share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per ordinary share and are exercisable into Ordinary Shares over a five-year term. The sale of the units was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses. The Company issued 8,100 warrants as fees to a placement agent.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2023 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
1,553,933	2.80	2.35

c.	Stock option plans:

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

In December 15, 2022, the Company’s shareholders approved an increase of the number of ordinary Shares available for issuance under the Plan, by 300,000 to a total of 1,000,000 Ordinary Shares.

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

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

In the year 2021, the Company issued to its directors and officers 175,000 options to purchase Ordinary Shares.

In the year 2022, the Company issued to its directors and officers 87,500 options to purchase Ordinary Shares.

In the year 2023, the Company did not issued to its directors and officers any options to purchase Ordinary Shares.

The options’ exercise price is determined as the weighted average of the closing prices of the Ordinary Shares on the Nasdaq Capital Market during the 20 trading days preceding the date of approval of the grant by the Board of Directors or for grants to the Chief Executive Officer or Directors, 20 trading days preceding the approval of the grant by the shareholders.

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

As of December 31, 2023 there are 285,284 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2023, is as follows:

	2023		2022		2021
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	347,333	$2.79	275,833	$2.40	170,500	$2.30
Changes during the year:
Granted	-	$-	87,500	$2.25	175,000	$3.36
Exercised	(46,500)	$2.16	(1,000)	$2.12	(52,167)	$2.29
Forfeited	-	$-	(15,000)	$2.80	(17,500)	$2.44
Outstanding - year end	300,833	$2.89	347,333	$2.79	275,833	$2.40
Vested and expected to vest	183,333	$2.95	164,166	$2.61	83,334	$2.22
Exercisable at year end	156,666	$3.09	136,499	$2.71	51,667	$2.26

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

During the years 2023, 2022, and 2021, stock-based compensation expense related to employees and directors stock options amounted to $98, $97, and $67 respectively, and is included in general and administrative expenses within the statement of operations.

In the year 2022, the Company issued to its directors and officers 87,500 options to purchase Ordinary Shares as follows:

●	On December 15, 2022 the Company issued to its CEO, Eyal Cohen 80,000 options

●	On December 15, 2022 the Company issued to its director, Ziv Dekel 7,500 options

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $0, $0.82 and $ 1.2, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2023 was $0.97. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2023, 2022 and 2021 was $ 0, $ 0 and $ 70. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the years ended December 31, 2023, 2022 and 2021, exercised options amounted to a total of 46,500, 1,000 and 52,167, respectively. As of December 31, 2023 and 2022, there were a total of $93 and $191 respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2022 until 2025.

Options granted to employees and directors that are outstanding as of December 31, 2023 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2023	life (years)	2023	(years)

2.118	13,333	0.83	13,333	0.83
2.176	10,000	1.08	10,000	1.08
2.245	87,500	3.96	-	3.96
2.433	7,500	2.02	5,000	2.02
2.775	20,000	1.96	20,000	1.96
3.195	20,000	2.14	13,333	2.14
3.251	7,500	2.81	5,000	2.81
3.252	100,000	2.81	66,667	2.81
3.863	30,000	2.75	20,000	2.75
4.022	5,000	2.67	3,333	2.67

Grand Total	300,833	2.87	156,666	2.33

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME:

a.	Corporate tax rates in Israel

Taxable income of the Company is subject to a corporate tax rate of 23% in 2021, 2022 and 2023.

b.	Loss carry-forward:

The Company and its Israeli subsidiaries have accumulated business losses for Israeli income tax purposes as of December 31, 2023, in the amount of approximately $ 26,867. In general, these losses may be carried forward and offset against taxable business income and capital gains in the business in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $29,775. Such capital losses may be carried forward and offset against taxable capital gains in the future for an indefinite period.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2023	2022

Net operating loss carry-forward (1)	$6,179	$6,814
Net capital loss carry-forward (1)	6,848	6,848
Allowances and provisions	240	176
Intangible assets, net	(128)	(89)

	13,139	13,749

Valuation allowance (2)	$(13,139)	$(13,749)

Net deferred tax Liability	$-	$-

(1)	See Note 14b.

(2)	In the years 2023 and 2022, the Company has provided valuation allowances on deferred tax assets that result from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and current uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2023 was mainly due to Utilization of net operating loss carry forward in the amount of $635 for which deferred tax asset was not recognized.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current	$4	6	$2
Other	-	-	(41)

	$4	6	$(39)

Domestic	$-	-	$(41)
Foreign	4	6	2

	$4	6	$(39)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$1,990	1,276	$389
Foreign	19	6	23

	$2,009	1,282	$412

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits in 2021 and 2022.

g.	Tax assessments:

The Company and all of its’ subsidiaries have final tax assessments through 2018.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

h.	The Company and its subsidiaries file income tax returns in Israel and in the United States. The Company and its subsidiaries may be subject to auditing by the Israel tax authorities and the U.S. Internal Revenue Service for fiscal years 2019 and thereafter.

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

As of December 31, 2023 and 2022, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, tax expense line of the Company’s Consolidated Statements of Operations includes interest expense and potential penalties related to income taxes.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses:

	Year ended December 31,
	2023	2022	2021

Financial expenses:
In respect of interest loans and bank fees	(402)	(306)	(202)
Expenses regarding warrants granted underlying loan agreement with YA (see Note 13)	-	-	-
Other (mainly foreign currency differences)	(39)	(341)	97

	(441)	(647)	(105)

	$(441)	(647)	$(105)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

		Year ended December 31,
		2023	2022	2021
1.	Numerator:
	Income (loss)	$2,005	1,276	$451

	Net income (loss) available to Ordinary shareholders	$2,005	1,276	$451

2.	Denominator (in thousands):

	Basic weighted average Ordinary shares outstanding (in thousands)	5,727	5,550	5,212
	Diluted weighted average Ordinary shares outstanding (in thousands)	5,905	5,589	5,424

	Basic income (loss) per share	$0.35	0.23	$0.09
	Diluted income (loss) per share	$0.34	0.23	$0.08

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION:

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

a.	Revenues, gross profit, and assets for the operating segments for the years 2023, 2022 and 2021 were as follows:

	RFID Division	Intelligent Robotics	Supply Chain Solutions	Intercompany	Consolidated
2023
Revenues from external customers	$13,713	$1,742	$28,845	$(121)	$44,179
Gross profit	$3,179	$185	$5,845	$-	$9,209
Allocated operating expenses	$2,150	$258	$3,675	$-	$6,083
Unallocated operating expenses					$676
Operating Income (loss)	$1,029	$(73)	$2,170	$-	$2,450
Financial expenses					$441
Income before taxes on income					$2,009
Tax on income					$4
Net Income					$2,005

2022
Revenues from external customers	$15,318	$961	$25,232	$-	$41,511
Gross profit	$3,778	$(159)	$5,441	$-	$9,060
Allocated operating expenses	$2,535	$425	$3,450	$-	$6,410
Unallocated operating expenses					$721
Operating Income (loss)	$1,243	$(584)	$1,991	$-	$1,929
Financial expenses					$647
Income before taxes on income					$1,282
Tax on income					$6
Net Income					$1,276

2021
Revenues from external customers	$13,192	$1,576	$19,008	$(142)	$33,634
Gross profit	$3,338	$(460)	$3,708	$-	$6,586
Allocated operating expenses	$2,300	$573	$2,497	$-	$5,370
Unallocated operating expenses					$699
Operating Income (loss)	$1,038	$(1,033)	$1,211	$-	$517
Financial expenses					$105
Income before taxes on income					$412
Tax on income					$(39)
Net Income					$451

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the years 2023, 2022 and 2021 based on the location of customers, and long-lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2023		2022		2021
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$38,125	3,268	34,295	3,270	$25,662	$1,097
East Asia	1,331	-	2,239	-	3,494	-
India	1,726	-	1,225	-	1,701	-
America	1,433	-	2,825	-	2,032	-
Europe	1,513	-	622	-	555	-
Rest of the world	51	-	305	-	190	-
	$44,179	3,268	41,511	3,270	$33,634	$1,097

(*)	Long-lived assets balance comprised of property and equipment (it does not include intangible assets and goodwill).

c.	There were no major customers during the reported periods.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- LEASES:

The company has operating leases for office space, warehouses, and car leases. The Company determines if a contract contains a lease at inception or modification of a contract. The leases generally do not provide an implicit interest rate, and therefore the Company’s incremental borrowing rate as the discount rate is used when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. Most of the leases contain rental escalation, renewal options and/ or termination options that are factored into the determination of lease payments as appropriate. Variable lease payment amounts that cannot be determined at the commencement of the lease are not included in the right-to-use assets or liabilities.

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2023:

	Classification on the Balance Sheet	Year ended December 31, 2023
Assets:
Operating lease assets	Operating lease right of use assets, net	1,026
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	235
Long term
Operating lease liabilities	Operating lease liabilities, non-current	759

Remaining Lease Term
Vehicles		0.07 - 2.75 years
Facilities rent		1.76 - 10.59 years

Weighted Average Discount Rate
Vehicles		4.42%
Facilities rent		5.10%

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- LEASES (Cont.)

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non-cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2023:

2024	276
2025	209
2026	152
2027	92
2028	79
2029 - 2034	412
1,220

Expense under operating leases was $355 for the year ended December 31, 2023. Operating income in the Consolidated Statement of Operations includes operating lease costs. Short-term lease costs were not material.

NOTE 19:- SUBSEQUENT EVENTS:

After the balance sheet date, the company submitted to the Israeli Ministry of Finance a request for compensation for a decrease in sales in the fourth quarter due to the Iron Swords War. The Company received an advance payment of approximately NIS 500,000 (approx. USD 138,000) on account of such compensation. The Company did not recognize the advance payment since official confirmation regarding the Company’s entitlement to compensation has not been received yet.