Form 20-F
period 2024-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2025-03-31
CIK 1005516

As filed with the Securities and Exchange Commission on March 31, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

5,792,559 Ordinary Shares, of no nominal value per share, as of December 31, 2024 and 5,923,559 Ordinary Shares, of no nominal value per share, as of March 15, 2025.

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against the Hamas and other terrorist organizations, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this annual report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

As of December 31, 2024, we had an accumulated deficit of $ 64.8 million as a result of losses generated in certain fiscal years prior to fiscal 2022. Although we have reported net income for our most recent three fiscal years (net income of $2.3 million in 2024, $2.06 million in 2023 and $1.28 million in 2022), our ability to maintain and improve future levels of sales and profitability depends on many factors, which include

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

We rely on the First International Bank of Israel (“Bank Beinleumi”) and Bank Leumi to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2024, we had $980,000 in long term debt to Bank Leumi and Bank Beinleumi, net of current maturities of $440,000.

Our assets are subject to a security interest in favor of Bank Beinleumi. Our failure to repay the bank loan, if required, could result in legal action against us, which could require the sale of all of our assets. .

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

Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These limitations may force us to pursue less than optimal business strategies or forgo business arrangements, which could have been financially advantageous to our shareholders and us. Our debt obligations also contain various covenants, which require that we maintain certain financial ratios related to shareholders’ equity and EBITDA and capital to balance sheet ratio. Our failure to comply with the restrictions and covenants contained in our loan agreements could lead to a default under the terms of these agreements (See “Item 5B. Liquidity and Capital Resources” below).

Risks related to our business:

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. 45% of our Supply Chain Solutions division purchases in the year 2024 were sourced from five key suppliers, 36% of our Intelligent Robotics division purchases in the year 2024 were sourced from five other key suppliers and 54% of our RFID division purchases in the year 2024 were sourced from five other key suppliers (including a software supplier).

In particular, 25% of our Supply Chain Solutions division purchases in the year 2024 were sourced from Positronics Manufacturing Company, which we represent in Israel. These purchases amounted to $5.6 million. A disruption in our business relationship with Positronic could have a material adverse effect on the business, financial condition and results of operations of our Supply Chain Solutions division.

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

We do not have collateral or credit insurance for all of our customers’ debt, and our allowance for credit losses may increase.

Our customers’ debt is derived from sales to customers located primarily in Israel, India, the Far East and Europe. We do not generally require collateral; however, a certain portion of our debt of customers outside of Israel is insured against customer nonpayment through the Israeli Credit Insurance Company Ltd.

The balance of allowance for credit losses recorded on our financial statements as of December 31, 2024, amounted to $79,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for credit losses.

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

In April 2024, the mandatory minimum wage in Israel was raised by approximately 5%, to NIS 5,880.02 per month for 182 monthly hours (NIS 32.30 per hour). In addition, the minimum wage in Israel is supposed to be raise again on April 2025. As a result, we may suffer an increase in our labor costs in Israel, which could adversely affect our profitability.

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

In 2024, the NIS appreciated against the dollar by approximately 0.027%. In 2023 and 2022, the NIS depreciated against the dollar by approximately 3%, and 13%, respectively. In 2021, 2020 and 2019 the NIS appreciated against the dollar by approximately 3.3%, 6.9% and 7.8%, respectively. In 2024 the inflation rate in Israel was 3.4%, in 2023 the inflation rate in Israel was 3% and in 2022 the inflation rate in Israel was 5.3%. In 2021 there was annual inflation in Israel of 2.4%. In 2020, the deflation rate in Israel was 0.7% and in 2019 the inflation rate was 0.6%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2024, 2021, 2020 and 2019, and increased in 2023 and 2022. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa.

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

In particular, the Company relies, with respect to some of its products, on manufacturers in China. The adverse effects of the COVID-19 on our business with China have subsided in 2024, however the return of the pandemic and any related measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition

Environmental, social and governance matters may impact our business and reputation.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $4.6 million at December 31, 2024. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2024, through March 19, 2025, the daily closing price of our Ordinary Shares in Nasdaq has ranged from $2.59 to $4.28 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

In addition, Iran has launched direct attacks on Israel involving missiles and drones. Iran is also believed to have a strong influence on the Houthi movement in Yemen, which has launched missile attacks against the Israeli population and attacked marine vessels traversing the Red Sea, either in route towards Israel or to thought to be owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. The duration of such attacks is difficult to predict, as are such attacks’ economic implications on the Company’s business and operations and on Israel’s economy in general. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

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

To date, these matters were one of the reasons for the reduction in the RFID division revenues for the year 2024 as compared to year 2023, but did not have a material effect on our business and results of operations as a whole. However, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, several countries and companies restrict business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. On November 21, 2024, the International Criminal Court (“ICC”) issued arrest warrants for Israeli Prime Minister Benjamin Netanyahu and former Israeli Minister of Defense Yoav Gallant based on allegations of war crimes including using starvation as a method of warfare, murder and other inhumane acts. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ and ICC decisions. This may materially and adversely impact our ability to sell and provide our products and services.

In addition, prior to the Hamas attack in October 2023, the Israeli government pursued extensive reforms to Israel’s judicial system. In response to such initiatives, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed reforms may negatively impact the business environment in Israel including due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. In September 2024, Moody’s rating agency has lowered Israel’s credit rating from A2 to Baa1, In October 2024, S&P Global and Fitch downgraded Israel credit rating from “A+” to “A. This, and any further negative developments should they occur may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

B.O.S Better Online Solutions Ltd was incorporated in Israel in 1990 and are subject to the Israeli Companies Law. Our executive offices, shipping and service operations are located in Israel. Our address in Israel is 20 Freiman Street, Rishon LeZion, 7535825, Israel. The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “BOSC”.

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our commercial websites are: Supply Chain Solutions Division – www.bossupplychain.com; Intelligent Robotics Division – www.bosrobotics.com and RFID Division – www.bosrfid.com. The information contained on, or linked from, our websites is not a part of this report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

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

BOS implements cutting-edge technologies to optimize supply chain operations through its three business divisions:

●	Our Intelligent Robotics Division automates the inventory process by replacing manual labor with robots.

In June 2019, the Company acquired the business operations of Imdecol Ltd (“Imdecol”), in order to expand the Company’s technological capabilities and take advantage of the increasing demand for improvements in the productivity of industrial and logistic processes.

●	Our RFID Division optimizes inventory management by marking and tracking inventory through the supply chain.

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

In consideration for the acquisition, BOS agreed to pay Dagesh a total amount of NIS 2.7 million (approximately $828,000) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 was paid in April 2023;

●	NIS 300,000 was paid as an earn out payment, in April 2023; and

●	NIS 100,000 was paid in March 2024.

The consideration includes payment of earn-out through February 28, 2023, which eventually was higher by NIS 123,000 (approximately $35,000) than initially estimated. As a result, the total consideration increased from $793,000 to $828,000. This increase was recorded as expenses in year 2022, under general and administrative.

●	Our Supply Chain Solutions Division is a global distributor of electromechanical components, primarily serving the defense and Hi-Tech industries.

Our sales engineers work closely with the R&D and development teams of our customers to incorporate our franchised components into their new product designs. Once a product successfully transitions into production, BOS benefits from recurring orders, ensuring long-term revenue and strategic partnership with the customer.

4B.	Business Overview

BOS manages its business in three reportable segments: the Intelligent Robotics Division, the RFID Division and the Supply Chain Solutions Division.

The Company’s customers represent a cross-section of industry leaders, from the avionics, defense, retail, manufacturers and government markets. The Company’s Supply Chain Solutions customers include, among others, Vinyas and Sasmos Interconnection Systems Ltd. from the Indian market, and Refael and the Israel Aerospace Industries from the Israeli market. The Company’s Intelligent Robotics customers include, among others, Flextronics (Israel) Ltd., and IMI Systems Ltd. The Company’s RFID Division customers include Shufersal Ltd., Hamashbir Lazarchan Ltd., Fox Vizel Ltd., The Central Company for Sales and Distribution Ltd and Tnuva Ltd.

BOS’ Product Offerings

Intelligent Robotics Division

The Intelligent Robotics Division develops custom-made robotics cells and integrates off-the-shelf robots into customers’ production lines, using its proprietary mechanical-electrical-software.

The goal of our robotics cells is to reduce dependency on the workforce and increase capacities and accuracy in inventory production and logistic process. Accordingly, our robotic cells are machine-tending for production lines, meaning robots serve another production machine as well as palletizing robots for logistic centers, instead of assisting human workers.

In 2024, 4% of our revenues were attributed to sales generated from the Company’s Intelligent Robotics Division.

Towards the end of 2021 the Company has begun to shift the focus of its Intelligent Robotics division from the US markets to the Israeli market. The division has since successfully transitioned to the Israeli defense sector, with more than 50% of its backlog attributed to this segment. In 2024, 99% of the revenues of the Intelligent Robotics division were from the Israeli market.

RFID Division

RFID (Radio Frequency Identification) refers to the use of an automatic identification method to remotely retrieve data using devices called RFID tags. An RFID tag is an object such as a pendant, bead, nail, label, micro wire or fiber, which can be applied to or incorporated into a product, animal, or person for the purpose of identification using radio waves.

The RFID division optimizes inventory management throughout the supply chain by integrating into our customers’ production our proprietary software and third parties’ cutting-edge off the shelf equipment. This includes ruggedized equipment for industrial and logistics processes, such as handheld computers, forklift tablets, industrial scanners, thermal printers, RFID readers and wireless access from leading manufacturers such as Zebra and Honeywell.

Through our proprietary interfaces, each inventory transaction on-site is reported instantly to the customers’ Enterprise Resource Planning (ERP) system, ensuring real-time data update.

As a complementary service, twice a year (in general) we count our customers’ inventory in the warehouses and stores using our professional staff, equipment, and proprietary software.

In 2024, 32% of our revenues were attributed to sales generated from the Company’s RFID Division.

Supply Chain Solutions Division

The Company’s Supply Chain Solutions division represents global manufacturers and integrates theirs electro- mechanical components into the products of its customers from the Defense and Hi-Tech industries. Our team of engineers collaborates closely with the customers’ R&D engineers to ensure a seamless integration.

The Company’s Supply Chain Solutions division represents and distributes engineering designs for sale on a non-exclusive basis of manufactures including, among others, Amphenol TCS Inc., Positronic Global Connector Solutions, Sensata Technologies Inc., Integrated Power Designs, Inc., Net Power Inc., Switchcraft Inc., First Sensor A.G., Fema Electronics Corporation, Yeebo Group, SGC Technologies Inc., Fischer Connectors SA and Civue Optotech Inc.

In 2024, 64% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2024	%	2023	%	2022	%
Israel	$36,156	91	38,125	86	$34,295	82
Far East	75	-	1,331	3	2,239	5
India	1,414	3	1,726	4	1,225	3
America	1,067	3	1,433	3	2,825	7
Europe	1,236	3	1,513	4	622	2
Rest of the world	1	-	51	-	305	1
Total Revenues	$39,949	100	44,179	100	41,511	100

Sales by quarters

	2024	%	2023	%	2022	%
Q1	$11,287	28	$12,141	27	$10,789	26
Q2	8,447	21	11,337	26	10,350	25
Q3	9,827	25	9,814	22	9,045	22
Q4	10,388	26	10,941	25	11,327	27
Total Revenues	$39,949	100	$44,233	100	$41,511	100

Sales by divisions

	2024	%	2023	%	2022	%
Intelligent Robotics Division	$1,410	4	$1,742	4	$961	2
RFID Division	$12,877	32	$13,713	31	$15,318	37
Supply Chain Solutions Division	$25,829	64	$28,845	66	$25,232	61
Intercompany	$(167)	-	$(121)	1	$-	-
Total Revenues	$39,949	100	$44,179	100	$41,511	100

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

In Israel, the Company’s main competitors in the RFID market are eWave mobile Ltd., Dangot, Dannet Advanced Technologies Ltd. and Globe Tag Ltd.

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

Strategy

The Company’s vision is to become a leading provider of comprehensive solutions to enterprises that improve inventory control and increase productivity of production and logistics processes. The Company operates through three divisions that offer services (RFID division), equipment (Supply Chain Solutions division) and custom-made automatic machines (Intelligent Robotics division).

Exchange Controls

See “Item 10D. Exchange Controls.”

For other government regulations affecting the Company’s business, see “Item 5A. Results of Operations – Grants and Participation.”

4C.	Organizational Structure

The Company’s wholly owned subsidiaries include:

In Israel:

(1)	BOS-Dimex, an Israeli corporation, part of the Intelligent Robotics division and RFID division; and

(2)	BOS-Odem, an Israeli corporation, part of the Supply Chain Solutions division.

In the United States:

Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions division.

4D.	Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion	1,695	Through September 2028 (excluding extension options)
	1,029	Owned

Our average monthly rental fees for the year 2024 and for the year 2023 amounted to $13,000 and $12,000, respectively.

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

Overview

BOS is a provider of comprehensive solutions to enterprises comprised of services, equipment and custom-made automatic machines that improve inventory control and increase productivity of production and logistic processes. BOS manages its business in three reportable divisions: the Intelligent Robotics Division, the RFID Division and the Supply Chain Solutions Division.

Key measures of our performance

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations across three specialized divisions: the Intelligent Robotics division, the Supply Chain division and the RFID division.

The Supply Chain Solutions division provides a kit of electro-mechanical components for its client. It buys all parts directly from the manufacturers that we represent or in the open market.

The RFID division product offering includes: (i) sale of Automatic Identification Data Capture Equipment (“AIDC”), which we buy from distributors. This equipment comprises ruggedized handheld computers, barcodes, and RFID scanners and printers. In most cases, the equipment is sold with a service contract for repairs; (ii) sale of software licenses and implementation of Warehouse Management Systems of Mantis Informatics Israel Ltd.; and (iii) provision of inventory counting services for retail stores and warehouses.

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

For the year ended December 31, 2024, a hypothetical 1% rise in products prices that we buy would have caused an approximate $266,000 increase in costs of revenues in our Consolidated Statements of Operations. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $576,000 increase in costs of revenues in our Consolidated Statements of Operations. During 2024, we faced trends of inflation in commodities prices and wages costs and we are reflecting these costs in our price list. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products were influenced mostly by the mix of our products sold, and the improvement in the results of the Intelligent Robotics division, from a gross loss of $159,000 in year 2022 to a gross profit of $185,000 in year 2023 and of $331,000 in the year 2024.

Operating expenses

Our operating expenses for 2024 consisted mainly of selling, general and administrative expenses and impairment of goodwill and other intangible assets.

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

Legal Contingencies

None

5A.	Results of Operation

Comparison of 2024 to 2023

Following an exceptional year in 2023 with revenues of $44 million, our revenues for 2024 amounted to $40 million.

The surge in demand seen in 2023 was driven by customers rapidly replenishing inventories after COVID-19. In 2024, purchasing patterns have normalized as businesses returned to typical consumption and inventory management practices.

Gross profit for 2024 was $9.4 million (a gross margin of 23.5%) as compared to $9.2 million (a gross margin of 20.8%) for 2023. The increase in the gross profit margin was in all three of our divisions and it is a result of a change in mix of our product offerings, with focus on those products in which we have a stronger competitive advantages such as products of which we are the sole distributor in Israel.

Sales and Marketing expenses of year 2024 decreased to $4.4 million from $4.89 million in year 2023, which reflects the corresponding decrease in the revenues of 2024 as compared to those of 2023.

General and administrative expenses increased to $2.1 million in 2024 from $1.8 million in 2023. The increase in expenses was primarily due to the increase in payroll expenses.

Due to the decrease in revenues between the years 2024 and 2023 and the increase in interest rate in 2024, the Company recorded in 2024 an impairment of intangible assets and goodwill, in the amount of $1.2 million.

Financial expenses decreased to $139,000 in year 2024 from $441,000 in year 2023. The decrease was due mainly to currency differences income that amounted to $58,000, in year 2024 as compared to currency differences expenses of $39,000 in year 2023.

Net profit for year 2024 was $2.3 million as compared to a net profit of $2.01 million in 2023. The basic and diluted net income per share in 2024 were $0.40 and $0.39, respectively, compared to a basic and diluted net income per share of $0.35 and $0.34 in 2023.

For a discussion of our financial results for the year 2022 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 30, 2023.

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

Impact of Inflation and Currency Fluctuations

In 2024, the NIS appreciated against the dollar by 0.027%. In 2023, the NIS depreciated against the dollar by approximately 3%. In 2022, the NIS depreciated against the dollar by approximately 13%. In 2021, 2020 and 2019, the NIS appreciated against the dollar by approximately 3.3%, 6.9% and 7.8%, respectively. In 2024 the inflation rate in Israel was 3.4%. In 2023 the inflation rate in Israel was 3% and in 2022 the inflation rate in Israel was 5.3%. In 2021 there was annual inflation in Israel of 2.4%. In the years 2020 and 2019, the deflation and inflation rate in Israel was 0.7% and 0.6%, respectively. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2024 and increased in 2023, 2022, 2021 and 2020. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

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

In the year ended December 31, 2024, the Company had net profit of $2.3 million as compared to net profit of $2.06 million in the year 2023 and a net profit of $1.28 million in the year 2022. In the year ended December 31, 2024, the Company generated a positive cash flow from operating activities amounting to $1.3 million as compared to a positive cash flow from operating activities amounting to $1.83 million in 2023 and a positive cash flow from operating activities amounting to $1.28 million in 2022. The Company’s cash and cash equivalents amounted to $3.6 million as of December 31, 2024. The Company had a positive working capital of $13.7 million, $11.14 million and $9.4 million, as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2024, we had $1 million in long-term debt (net of current maturities of 439,000) and no short term bank loans.

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

We rely on Bank Beinleumi to provide all of the credit facilities to our subsidiaries. In October 2017, we replaced all our Bank Leumi credit facilities with credit facilities from Bank Beinleumi, so that currently all of our outstanding bank debt, except for the loan to purchase our warehouse and office space שnd another non-material loan, is owed to Bank Beinleumi

On January 4, 2021, the Company entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 warrants at a combined purchase price of $2.50 in a registered direct offering, which resulted in gross proceeds of $2 million. The warrants have an exercise price of $2.75 per Ordinary Share and an expiration date of January 5, 2026.

In October 2022, the Company extended the expiration date to November 16, 2025, of 300,000 warrants with an exercise price of $3.30 per ordinary share, which were issued in 2019 in connection with an equity financing.

In May 2022, the Company completed the sale of 450,000 Ordinary Shares and 225,000 warrants at a combined purchase price of $990,000 in a registered direct offering with several investors. The warrants have an exercise price of $2.20 per Ordinary Share, are immediately exercisable and will expire in five years.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our on-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2024, our trade receivables’ and trade payables’ aging days were 108 and 91 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance, which we obtain.

The Company had working capital of $13,695,000 as of December 31, 2024. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by operating activities decreased to $1.3 million in 2024 from $1.83 million in year 2023, mainly due to a decrease in trade payables.

Net cash used in investment activities in year 2024 amounted to $519,000, attributed to the purchase of property and equipment. Net cash used in investment activities in 2023 amounted to $772,000 used mainly for purchasing property and equipment in the amount of $341,000 (see note 7 to the financial statements) and to the acquisition of Proteus and Microwave assets in the amount of $431,000 (see note 3 to the financial statement). Net cash used in investment activities in 2022 amounted to $3.1 million.

Net cash provided by financing activities in 2024 amounted to $217,000, attributed mainly to proceeds from short and long term bank loans in the amount of $265,000 and to proceeds from issuance of shares and exercise of options in the amount of $119,000. Net cash used in financing activities in 2023 amounted to $389,000, attributed mainly to the repayment of short and long term bank loans in the amount of $584,000. Net cash provided by financing activities in 2022 amounted to $1.6 million, attributed mainly to proceeds from short and long term bank loans in the amount of $1.4 million and to proceeds from issuance of shares in the amount of $912,000.

5C.	Research and Development

Our research and development is attributed to the Intelligent Robotics division and consists of the engineering resources required to develop custom-made automation concepts for potential customers. Research and development expenses were $175,000 for the year ended December 31, 2024, compared to $158,000 for the year ended December 31, 2023.

5D.	Trend Information

BOS’ vision is to become a leading integrator of comprehensive technological solutions that improve the control over and the productivity of inventory production and logistics processes. BOS’ solutions comprise of services, equipment, software and custom-made automatic machines. BOS operates through three divisions: RFID, Supply Chain and Intelligent Robotics.

A significant factor driving our growth is the substantial portion of our revenues being derived from the defense sector—an industry experiencing strong and sustained expansion. As defense spending continues to rise globally, we believe that we are well-positioned to capitalize on these opportunities and achieve future growth.

The Supply Chain’s flagship customers are the Israel Aerospace Industries, Elbit Systems, and Rafael that are global leaders in the defense segment. We supply to them directly and also indirectly through sales to their subcontractors worldwide, spanning the USA, India, and numerous European countries.

The Intelligent Robotics division has successfully transitioned to the defense sector, with 90% of its backlog serving this rapidly growing market. The Intelligent Robotics division’s flagship customer is Elbit Systems, a global leader in the defense industry.

During 2024, we significantly expanded our portfolio of RFID solutions, and we expect this will yield revenue growth in 2025.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2024 and 2023, inventory write down amounted to $636,000 and $446,000, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2024, the remaining intangible assets were comprised mainly of suppliers’ relationships.

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

RFID Division:

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4.2 million. The Company performed an impairment analysis as of December 31, 2023, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. The Company performed an impairment analysis as of December 31, 2024, using the income approach and concluded that the fair value of such reporting unit is below its carrying value. Accordingly in 2024 the Company recorded an impairment loss of goodwill with respect to such unit in a sum of $707,000

Intelligent Robotics Division:

As of December 31, 2021, the goodwill under the Intelligent Robotics segment (which comprises of the Imdecol business acquired in 2019) was entirely written off.

Item 6:  Directors, Senior Management and Employees

6A.	Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Mr. Ziv Dekel (*)(1)	61	Former Chairman of the Board of Directors (Class C)
Ms. Osnat Gur(*) (2)	54	Chairman of the Board of Directors (Class A)
Mr. Yaron Eldad (*)(3)	58	Chairman of Audit and Compensation Committees (Class B)
Mr. Avi Dadon(*)(4)	69	Director (Class C)
Mr. Eyal Cohen(1)	56	Chief Executive Officer and Director (Class C)
Mr. Avidan Zelicovsky	55	President
Mr. Moshe Zeltzer	44	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Elected for a 3-year term in 2022. Mr. Dekel passed away in March 2025.

(2)	Elected for a 3-year term in 2024.

(3) (4)	Elected for a 3-year term in 2023. Elected by the Board of Directors to replace the late Mr. Ziv Dekel, to serve until the Company’s 2025 shareholders meeting.

Mr. Ziv Dekel joined our Board of Directors in June 2015 and was appointed as Chairman of the Board in 2019.

Ms. Osnat Gur joined our Board of Directors in October 2021 and was appointed as Chairman in March 2025. Ms. Gur brings extensive experience in the management of companies. Currently, Ms. Gur serves as the CEO of Enzymofit Ltd., a Biotech startup, and as a director in Orda Print Ltd. a public company traded on the TASE, Maabrot Products Ltd, Granot Group - the largest Israeli cooperative, and at The Economic Company of Emek Hefer Regional Council. Ms. Gur had previously served as the CEO of Oz Global B2B, a full-service global B2B marketing agency. She was the CEO of Tadbik TAT, an RFID technology company from 2014 through 2019 and during 2013 to 2015, Ms. Gur served as the CEO of Anlit Ltd a company that develops and produces high-quality children’s dietary supplements.

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

Mr. Avi Dadon joined our Board of Directors in March 2025. Mr. Dadon was the Head of Procurement for the Israeli Ministry of Defense from 2017 to 2023, overseeing procurement and production operations for the Israeli Defense Forces (IDF). Mr. Dadon is a retired Colonel with 28 years of military service. Mr. Dadon holds an M.Sc. in Logistics Management from the Florida Institute of Technology and a B.A. in Interdisciplinary Studies in Social Science from the Bar-Ilan University. He is also a graduate of the Wexner Senior Leadership Program at Harvard University.

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

Mr. Avidan Zelicovsky is the President of the Company, leading the Company’s Supply Chain Solutions division. Mr. Zelicovsky has more than 20 years of experience in supply chain management, with a focus on electronic components for the aerospace, defense and high technology industry. He joined BOS as part of the Company’s acquisition of Odem in November 2004. Mr. Zelicovsky has been with Odem since 1996. He holds a BA in Business Administration from the Tel Aviv College of Management and an LL.M. from the Bar-Ilan University.

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

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2024. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, stock-based compensation, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 6 persons).	$881	$228

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

The Compensation Policy of the Company includes a clawback policy which complies with the Nasdaq listing rules was adopted by the shareholders on December 14, 2023.

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

In accordance with the approval of our shareholders in October 2019, directors who are not employees or service providers of the Company are entitled to receive annual compensation of NIS 29,270 (approximately $9,104), paid on a quarterly basis, and an additional NIS 2,175 (approximately $676) for each board and board committee meeting attended (or 60% of the attendance fee for a board meeting held via teleconference or 50% of such fee for a meeting held without convening). Commencing 2025, the annual compensation of our directors shall be increased to NIS 40,000 (approximately $11,000).

In addition, in October 2019 our shareholders approved a grant to each of our directors of options to purchase 7,500 Ordinary Shares. The options shall be granted to those directors elected or re-elected by the shareholders provided that three years have lapsed since the Company’s previous grant of options to such director, and to future directors to be elected for the first time to the Board of Directors. The grant date will be the date of approval of appointment or reappointment of the director at the shareholders meeting. In December 2024, our shareholders approved an increase to the grant to our directors and officers, such that the triennial grant shall be of options to purchase 15,000 Ordinary Shares (instead of 7,500).

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

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”), provides that Israeli companies with securities listed on certain foreign exchanges, including Nasdaq, such as the Company, that satisfy certain conditions, namely, (i) meeting the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees; and (ii) have no controlling shareholder, are exempt from the requirement to appoint External Directors and certain other corporate governance requirements that are otherwise dictated under the Israeli Companies Law. Accordingly, on October 16, 2017, we have chosen to opt out of the requirement to appoint External Directors under the Relief Regulations and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

The Company does not have any contracts with any of its non-employee or non-consultant directors that would provide for benefits upon termination of service.

Executive Officers

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer, or CEO, its Chief Financial Officer, or CFO, and its President, as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the Board of Directors and, with respect to the CEO, the Company’s shareholders by the Compensation Majority.

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

Set forth below is the compensation of our executives in respect of the year ended December 31, 2024 and to date:

CEO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 65,000 (approximately $17,570) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance. The CEO’s salary was increased from NIS 51,196 (approximately $13,840) following the approval of the shareholders on December 5, 2024.

Bonus:

A bonus of US$ 68,625, which is equal to five months’ salaries. The bonus payment was paid by issuance of 21,208 Ordinary Shares. The number of shares was calculated based on a price per share equal to the weighted average closing price of the Company’s Ordinary Shares on NASDAQ during the 20 trading days preceding the date of the approval of the bonus by the Board.

CFO, Mr. Moshe Zeltzer:

Monthly Salary:

A gross monthly base salary of NIS 30,000 (approximately $8,110), plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus of NIS 30,000 (approximately $8,110), equal to one month salary.

Options:

Options to purchase 10,000 Ordinary Shares of the Company.

President Mr. Avidan Zelicovsky

Monthly Salary:

A gross monthly base salary of NIS 54,984 (approximately $14,864) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus of NIS 365,000 (approximately $99,000) that was calculated as 4% of the net income of the Supply Chain division for 2024.

Options:

Options to purchase 20,000 Ordinary Shares of the Company.

For additional information on the compensation of our directors and CEO see our proxy statement filed with the SEC under Form 6-K on October 15, 2024

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

Commencing upon the December 16, 2020, annual shareholders meeting, a director elected upon the lapse of his or her term is elected to serve a three-year term, and until his or her respective successor is elected and qualified, unless such director is elected as a replacement to a director who did not complete his or her term. In such case the replacement director is elected for the remaining period applicable to the director he or she is replacing.

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

Nasdaq Marketplace Rules require that the board of directors of a Nasdaq-listed company have a majority of independent directors, within the meaning of Nasdaq rules. Our Board of Directors has determined that Messrs. Eldad, Gur and Dadon, who constitute a majority of the Board of Directors, are independent directors under the applicable Nasdaq Stock Market requirements. In accordance with Nasdaq Rules, our independent directors conduct executive sessions at least twice a year.

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

Audit Committee:

Under the Israeli Companies Law, the board of directors of any public company must appoint an audit committee. Our audit committee currently consists of Yaron Eldad, Osnat Gur and Avi Dadon. The chairperson of the audit committee is Yaron Eldad.

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

Under the Nasdaq Rules, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee currently consists of Yaron Eldad, Avi Dadon and Osnat Gur. The chairperson of the compensation committee is Yaron Eldad.

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

The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Israeli Companies Law.

Board Diversity Matrix (As of March 15, 2025)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

6D.	Employees

As of March 15, 2025: we had 80 employees, all located in Israel. The breakdown of the employees to our various departments is presented below.

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

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2025, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 5,923,559 ordinary shares outstanding as of March 15, 2025.

As of March 15, 2025 shares and options held by our officers and directors, then consisting of 6 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Eyal Cohen	Chief Executive Officer	175,208	2.96%
Avidan Zelicovsky	President	20,000	0.34%
Yaron Eldad	Director	15,000	0.25%
Moshe Zeltzer	Chief Financial Officer	10,000	0.17%
Osnat Gur	Director	7,500	0.13%

Share Option Plans

The purpose of our Share Option Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in the Company.

The Share Option Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

In May 2003 the Company’s shareholders approved the adoption of our 2003 Israeli Share Option Plan or the Plan.

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

As of March 20, 2025, we had 269,000 options outstanding under the Plan (of which 248,333 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $			Number of Options Outstanding
	$2.245		61,500
	$2.433		7,500
	$2.775		20,000
	$2.968		37,500
$
	$3.251		7,500
	$3.252		100,000
	$3.863		30,000
	$4.022		5,000
$
		Total	269,000

Item 7:  Major Shareholders and Related Party Transactions

7A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. To the Company’s knowledge, on December 31, 2024, Todd M. Felte owned 458,118 Ordinary Shares, representing as of March 20, 2025, 8.0% of the issued and outstanding Ordinary Shares. To the Company’s knowledge, as of March 20, 2025, no other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below:

Holdings as of:	December 31, 2022	December 31, 2023	December 31, 2024
Todd M. Felte(1)	556,390	556,390	458,118

(1)	According to a 13G/A report dated January 21, 2025, which contained information with respect to Mr. Felte’s share ownership as of December 31, 2024.

As of March 15, 2025, there were 34 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 99% of the outstanding Ordinary Shares held by our record shareholders. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B.	Related Party Transactions

Intercompany Payments

During the years 2023 and 2024 the Company charged its subsidiaries, Odem and Dimex, management fees in the total amounts of $2, 331,000 and $2,287,000, respectively.

Since January 2021 until March 20, 2025, the Company has raised $3.4 million, most of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders on October 22, 2015, July 18, 2018 and most recently, on October 21, 2021. In addition, under the indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

On December 14, 2023, the Company’s shareholders approved the Company’s Compensation Policy which stipulates that the Company may purchase directors’ and officers’ liability insurance at a coverage of up to $5 million per event and per period, irrespective of the cost of the annual premium. In addition, the Compensation Policy was amended to include a clawback provision, in compliance with Nasdaq listing rules.

7C.	Interests of Experts and Counsel

Not applicable.

Item 8:  Financial Information

8A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2024	$3,792,000	10%
2023	$6,054,000	14%
2022	$7,216,000	17%

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

In March 2002, the Company adopted new articles of association (“Articles of Association”), in view of the Israeli Companies Law. Since then, certain articles of the Articles of Association have been amended. , In December 2022, the Articles of Association were amended to increase the Company’s authorized share capital by three million ordinary shares (from 8 million to 11 million) and a corresponding amendment were effected in the Company’s Memorandum of Association (“Memorandum”).

In December 2024, the Company adopted another amendment to the Articles of Association, in accordance with amendments to the Israeli Companies Regulations that increased certain thresholds. In particular, the Board must convene a Special Meeting (as defined therein) if it receives a written requisition from a shareholder (or shareholders) of the Company holding at least (i) 10% of the issued capital and at least 1% of the voting rights in the Company or (ii) 10% of the voting rights in the Company. In addition, a shareholder holding at least 5% of the voting rights in the Company has the right to nominate a board member. For additional information see our proxy statement filed with the SEC under Form 6-K on October 15, 2024.

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

The Board of Directors may convene a Special Meeting pursuant to its resolution and it must convene a Special Meeting if it receives a written requisition from any one of the following (i) two directors or one quarter of the directors holding office; and/or (ii) one or more shareholders holding the required percentage under the Companies Law (Article 12.3). A requisition must detail the objects for which the Special Meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the Special Meeting (Article 12.4). When the Board of Directors is required to convene a Special Meeting, it shall do so within 21 days of the Requisition being submitted to it, for a date that shall be specified in the invitation and subject to the law (Article 12.5).

One or more shareholders, holding the required percentage under the Companies Law are entitled to request the Board of Directors to include a certain matter in the agenda of an upcoming general meeting, provided that such matter is appropriate for discussion at general meetings.

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

The Company’s constituting documents have no provisions governing the ownership threshold, above which shareholder ownership must be disclosed.

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

EACH INDIVIDUAL OR CORPORATION IS URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND OTHER DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

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

Taxation of Israeli Residents Shareholders

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such individual shareholder is considered a “substantial shareholder” at the time of sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any “means of control” in the company. “Means of control” generally include the right to vote, receive profits, receive assets upon liquidation, nominate a director or an executive officer, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by an Israeli resident corporation is generally subject to the corporate tax rate (currently 23%). Notwithstanding the foregoing, dealers in securities in Israel whose gains from selling or otherwise disposing of the shares are deemed to be business income are taxed at regular tax rates applicable to business income (a corporate tax rate for a company and a marginal tax rate of up to 47% for an individual in 2024 and 2025, excluding Surtax, as discussed below) unless contrary provisions in a relevant tax treaty apply.

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

A detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and regulations promulgated thereunder the aforementioned return need not be filed provided that, among other conditions (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Surtax (as further explained below). Capital gain is also reportable on the annual income tax return.

Taxation of Dividends Paid on our Ordinary Shares

The following discussion refers to dividends paid on our ordinary shares. We cannot assure you that, in the event we declare a dividend, we will designate the profits that we distribute in a way that will reduce shareholders’ tax liability.

Taxation of Israeli Residents Shareholders on Receipt of Dividends

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares. The tax rate generally applicable to such dividends is 25%, or 30% for an individual shareholder that is considered a substantial shareholder (described above) at the time of distribution or at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% (whether the recipient is a substantial shareholder or not) if the shares are registered with a nominee company. Israeli resident companies are generally exempt from income tax from dividends sourced from income produced or accrued in Israel, received directly or indirectly from another company that is subject to Israeli corporate tax.

Taxation of Non-Israeli Residents Shareholders on Receipt of Dividends

Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a substantial shareholder (described above) at the time of distribution or at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a substantial shareholder). The tax will be withheld at source, unless a reduced rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the U.S.-Israel Tax Treaty, the following withholding rates will apply with respect to dividends distributed by an Israeli resident company to a U.S. resident entitled to claim the benefits of the U.S.-Israel Tax Treaty (if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority and): (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise (as defined by the Law for the Encouragement of Capital Investments, 1959) — the withholding tax rate is 15% and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the U.S.-Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment that the U.S. Resident has in Israel.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are subject to (i) an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold, or the Threshold Amount (NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index); and (ii) according to legislation in effect as of January 1, 2025, an additional tax at a rate of 2% on annual capital-sourced income (defined as income from any source other than employment income, business income, or income from “personal effort,” and which includes, among other things, income from capital gains, dividends, interest, rental income, or from the sale of real property) exceeding the Threshold Amount.

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

U.S. Holders of Ordinary Shares

Taxation of distributions on Ordinary Shares

We have never paid cash dividends on our Ordinary Shares and we may not distribute cash or other dividends on our Ordinary Shares in the foreseeable future. Subject the discussion below under “Tax consequences if we are a passive foreign investment company (a “PFIC”),” a distribution paid by us with respect to our Ordinary Shares, including the amount of any non-U.S. taxes withheld, to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received with respect to Ordinary Shares by U.S. holders that are individuals, estates or trusts generally will be taxed at preferential tax rates (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income” and we are not a PFIC in the year in which the dividend is paid (or the prior taxable year). For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the Nasdaq Global Market); or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (“IRS”) has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose and includes an exchange information program. Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Section 246(c) of the Code, any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be considered a “passive foreign investment company” or PFIC (as such term is defined in the Code) for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See discussion below regarding our PFIC status at “Tax Consequences If We Are A Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so. In such case the dividend will be taxed at ordinary income rates.

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

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income in a taxable year is “passive income,” referred to as the PFIC income test,; or (ii) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income, referred to as the PFIC asset test. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents annuities, the excess of gains over losses from the disposition of certain assets which produce passive income and gains from commodities and securities transactions. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income.

Based on an analysis of our income, assets and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, there can be no assurance that the IRS will agree with our position or that the IRS could not successfully challenge our position. PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our Ordinary Shares which are relevant to this determination. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2025, or in a future taxable year.

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

If we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by such U.S. holder for all succeeding years during which such U.S. holder holds the Ordinary Shares, unless we cease to meet the requirements for PFIC status and such U.S. holder makes a “deemed sale” election with respect to the Ordinary Shares. If the election is made, the U.S. holder will be deemed to sell the Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distributions regime. After the deemed sale election, the U.S. holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2023 and 2024, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to an income of $14,000 and ($57,000), respectively

In addition, the Company previously entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting..

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

The table below presents the account receivables balance by geographical market as of December 31, 2024, and December 31, 2024:

	2024	2023
Israel and others	10,892,000	$11,567,000
India	351,000	355,000
Americas	115,000	263,000
Far East	-	49,000
Europe	429,000	190,000
	11,787,000	$12,424,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $26 in year 2025.

Bank Risk

The Company manages its loans in Bank Leumi and in Bank Beinleumi, which provides credit to the Company’s Israeli subsidiaries. In case of the termination or expiration of our credit lines, deterioration in our relations with our bank or adverse changes in the financial position of the bank, our liquidity could be materially adversely affected

Item 12:  Description of Securities Other than Equity Securities

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2024, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2024, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C:  Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2023 and 2024.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2023 and 2024. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$94,338	100%	$81,000	100%
All Other Fees – Grant Thornton (2)	$-	-%	$-	-%
Total	$94,338	100%	$81,000	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

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

Item 16E:  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2024.

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

Item 16I:  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J: Insider Trading Policies

We have adopted a Trading Window Policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Trading Window Policy is included as Exhibit 11.2 to this annual report. Since its effective date, we have not waived compliance with our statement of trading policies.

Item 16K: Cybersecurity

The Company has established and maintains a cybersecurity risk management program, comprising policies, procedures, compliance measures, and awareness programs aimed at mitigating risks. This program is integrated into the Company’s overall risk management system and processes, and is managed internally. Management is tasked with identifying risks that could impede the achievement of stated control activities in the service organization’s systems. It has implemented a process to identify relevant risks that could affect the organization’s ability to deliver secure and reliable services to its customers, which include a review of the cybersecurity safeguards utilized by their critical third party service providers. Risk assessments are conducted periodically, with findings and recommendations presented to the Company’s Board of Directors, or adjusted based on evolving business needs, covering risks that could hinder the Company’s objectives and those specifically related to data security compromises.

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

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this annual report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2023).
1.2	Articles of Association, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on October 15, 2024).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on September 3, 2021).
4.2	The Company’s Israeli 2003 Share Option Plan, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 1, 2024).
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 29, 2018).
4.4	Compensation Policy for Directors and Officers (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on October 31, 2023).
4.6	Securities Purchase Agreement dated May 16, 2019, by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein, and Form of Warrant issued by the Company to the Investors (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on August 8, 2019).
4.7	Form of First Amendment to Ordinary Share Purchase Warrant issued in May 16, 2019, dated October 23, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed on November 21, 2022).
4.8	Securities Purchase Agreement dated December 30, 2020 by and among B.O.S Better Online Solutions Ltd. and the Investors listed therein and Form of Warrant (incorporated by reference to the Company’s Report on Form 6-K filed on January 4, 2021).
4.9	Summary of Key Terms of Asset Purchase Agreement between BOS-Dimex Ltd. and Dagesh Inventory Counting and Maintenance Ltd., dated March 10, 2022 (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 31, 2022).
4.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed on May 2, 2022)
4.11	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed on May 2, 2022)
8.1	List of subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 29, 2018).
11.1	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
11.2*	Trading Window Policy
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed on April 1, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: March 31, 2025

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

- - - - - - - - - - - -

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (an Israeli corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment analysis

As described further in Note 2j and Note 8 to the consolidated financial statements, as of December 31, 2024, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of US $4.2 million that was allocated to certain reporting unit and it was determined by management to recognize an impairment loss of US $707 thousand. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determined the fair value of the reporting unit using the income approach, which utilizes a discounted cash flow model. The impairment test was based on a valuation performed by management with the assistance of a third party. Judgments and assumptions used in the discounted cash flow model included future revenues, operating income, short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, projected cash flows, and market conditions. We identified the goodwill impairment analysis as a critical audit matter.

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

Tel-Aviv, Israel

March 31, 2025

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$3,368	$2,344
Restricted cash deposits	185	217
Trade receivables (net of allowance for credit losses of $79 and $287 at December 31, 2024 and 2023, respectively)	11,787	12,424
Other accounts receivable and prepaid expenses	1,150	963
Inventories	7,870	6,070

Total current assets	24,360	22,018

LONG TERM ASSETS:

Long term assets	177	196

Property and equipment,	3,417	3,268

Operating lease right-of-use assets, net	779	1,026

Deferred tax assets	1,000	-

Other intangible assets, net	422	1,078

Goodwill	4,188	4,895

Total assets	$34,343	$32,481

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term loans	$439	$170
Operating lease liabilities, current	176	235
Trade payables	6,362	7,710
Employees and payroll accruals	1,087	980
Deferred revenues	2,003	600
Advances net of inventory in progress	-	137
Accrued expenses and other liabilities	598	1,072

Total current liabilities	10,665	10,904

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	980	1,150
Operating lease liabilities, non-current	576	759
Long-term deferred revenues	293	339
Accrued severance pay	498	490

Total long-term liabilities	2,347	2,738

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares: Authorized; 11,000,000 shares at December 31, 2024 and 2023, respectively; Issued and outstanding: 5,792,559 and : 5,748,018 shares at December 31, 2024 and 2023, respectively and additional paid-in capital	86,401	86,209
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(64,827)	(67,127)

Total shareholders’ equity	21,331	18,839

Total liabilities and shareholders’ equity	$34,343	$32,481

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2025
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Revenues	$39,949	44,179	$41,511
Cost of revenues	30,655	34,970	32,451

Gross profit	9,294	9,209	9,060

Operating costs and expenses:
Research and development	175	158	166
Sales and marketing	4,394	4,891	4,924
General and administrative	2,113	1,762	2,122
Other income	-	(52)	(81)
Impairment of Goodwill	707	-	-
Impairment of other Intangible assets	466	-	-

Total operating costs and expenses	7,855	6,759	7,131

Operating income	1,439	2,450	1,929

Financial expenses, net	(139)	(441)	(647)

Income before taxes on income	1,300	2,009	1,282
Taxes on income (tax benefit)	(1,000)	4	6

Net income	$2,300	2,005	$1,276

Basic net income per share	$0.40	0.35	$0.23

Diluted net income per share	$0.39	0.34	$0.23
Shares (in thousands) used in calculation of earnings per share:

Basic	5,756	5,727	5,550
Diluted	5,887	5,905	5,589

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2021	5,250,518	84,854	(243)	(70,264)	14,347
Share based compensation expense (see Note 13.c)		241	-	(144)	97
Exercise of options	1,000	2	-	-	2
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 13.a.4)	450,000	912	-	-	912
Net income	-	-	-	1,276	1,276

Balance at December 31, 2022	5,701,518	86,009	(243)	(69,132)	16,634
Share based compensation expense (see Note 13.c)		97	-	-	97
Exercise of options	46,500	103	-	-	103
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 13.a.4)	-	-	-	-	-
Net income	-	-	-	2,005	2,005

Balance at December 31, 2023	5,748,018	86,209	(243)	(67,127)	18,839
Share based compensation expense (see Note 13.c)		74	-	-	74
Exercise of options	23,333	50	-	-	50
Issuance of Ordinary Shares	21,208	68	-	-	68
Net income	-	-	-	2,300	2,300

Balance at December 31, 2024	5,792,559	86,401	(243)	(64,827)	21,331

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$2,300	$2,005	$1,276

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	560	510	361
Impairment of Goodwill	707	-	-
Impairment of other intangible assets	466	-	-
Interest and currency fluctuation of loans	(1)	(69)	(211)
Severance pay, net	8	86	124
Share-based compensation expense	74	98	97
Decrease (Increase) in trade receivables, net	637	(1,590)	(1,625)
Decrease (Increase) in other accounts receivable and other long- term assets	(167)	515	(547)
Decrease (Increase) in inventories	(1,937)	453	(1,068)
Decrease (increase) in Deferred Tax Assets	(1,000)	-	-
Decrease (Increase) in operating lease right-of-use assets, net	247	304	582
Increase in operating lease liabilities	(242)	(354)	(723)
Increase (decrease) in trade payables	(1,347)	(274)	2,785
Increase (decrease) in employees and payroll accruals, advances deferred revenues, accrued expenses and other liabilities	989	145	232

Net cash provided by operating activities	1,294	1,829	1,283

Cash flows from investing activities:

Purchase of property and equipment	(519)	(341)	(2,427)
Acquisition of Dagesh’s assets (Appendix A)	-	-	(664)
Acquisition of Proteus and Microwave’s assets (Appendix A)	-	(431)	-

Net cash (used in) investing activities	(519)	(772)	(3,091)

Cash flows from financing activities:

Proceeds from issuance of shares, net	69	-	912
Proceeds from exercise of options	50	102	2
Proceeds from short and long-term loans	265	93	1,356
Repayment of short and long-term loans	(167)	(584)	(686)

Net cash provided by (used in) financing activities	217	(389)	1,584

Increase (decrease) in cash, cash equivalents and restricted cash	992	668	(224)
Cash, cash equivalents and restricted cash at the beginning of the year	2,561	1,893	2,117

Cash, cash equivalents and restricted cash at the end of the year	$3,553	2,561	$1,893

The accompanying notes are an integral part of the consolidated financial statement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Interest	$102	$118	$58
(b) Non-cash activities:

Operating lease right-of-use assets	-	220	748
Operating lease liabilities	$-	$220	748
(c) Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	3,368	2,344	1,763
Restricted cash	185	217	130
Total cash, cash equivalents and restricted cash	$3,553	$2,561	1,893

Appendix A: Net cash used to pay for the acquisition of Proteus and Microwave’s assets (see Note 3):

April 1, 2023

Intangible assets, Net	$760
Accrued expenses	329
Net cash used to pay for the Acquisition	$431

Net cash used to pay for the acquisition of Dagesh’s assets (see Note 3):

March 9, 2022

Intangible assets, Net	$445
Goodwill	$219
Net cash used to pay for the Acquisition	$664

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation.

The Company’s shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has three operating segments: the Intelligent Robotics segment managed by the Company, the RFID Division segment, and the Supply Chain Solutions segment, both of which are managed through the Company’s subsidiaries (see Note 16).

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

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, and a shortage of personnel due to mobilization for reserve duty.

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

The security situation in Israel had a non-material impact on the Company’s business results. As of today, the majority of the Company’s employees in Israel who had been called up for reserve duty have now returned to full-time work. However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used with respect to the impairment analysis of goodwill and other identifiable intangible assets, the net realizable value of inventory, the recognition of a deferred tax asset, share base compensation and the applicable valuation allowance. Actual results could differ from those estimates.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2024 and 2023, inventory write- down amounted to $563 and $446, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2024, the remaining intangible assets were comprised mainly of distribution rights.

For the year ended December 31, 2024, impairment losses were identified and recognized.

Amortization of intangible assets beyond the amortization method and for impairment was made to an intangible asset acquired in 2023: “Purchase of Proteus Representative Office” in the amount of $189 (the remaining amortized cost of one of the representatives - “Infinion”).

The amortization was made due to the representative’s announcement that it will not market its components through the Company starting November 16, 2024.

During 2024, the Company recognized an impairment in the amount of $277 regarding the remaining balance of “Customer relationship and Non-competition” related to the 2022 Dagesh acquisition.

Amortization is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit. As of December 31, 2024 and 2023 there is a balance of goodwill related only to the RFID Division.

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 4,200. The Company performed an impairment analysis as of December 31, 2023, using the income approach and concluded that the fair value of such reporting unit exceeds its carrying value and accordingly the analysis did not result in an impairment loss of goodwill with respect to such unit. As of December 31 2024, the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $707. The most significant assumptions used for the income approach for the 2024 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified under Level 3 within the fair value hierarchy.

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

Severance expenses for years 2024, 2023 and 2022 amounted to $332, $417, and $341, respectively.

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

For the years ended December 31, 2024, 2023 and 2022 the Company recognized revenue of approximately $1,707 $1,770 and $917, respectively, that was included in the deferred revenue balance at the beginning of each reporting period. An amount of approximately $3,520 is expected to be recognized in the following year.

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

n.	Concentrations of credit risk and allowance for credit losses:

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In certain circumstances, the Company may require letters of credit, other collateral, additional guarantees, or advanced payments. An allowance for credit loss is determined with respect to specific debts that are doubtful of collection, in order to reflect the expected credit losses on accounts receivable balances. Judgment is required in the estimation of the allowance for credit losses and the Company evaluates the collectability of its accounts receivable based on a combination of factors including, among other things, the past experience with the customers, the length of time that the balance is past due using an aging schedule, the customer’s current ability to pay and its creditworthiness using all available information about the credit risk of such customer taking into consideration the current business environment. If the Company becomes aware of a customer’s inability to meet its financial obligations, a specific allowance is recorded to reduce the net receivable to the amount reasonably believed to be collectible from such customer.

Accounts receivables are written off against the allowance for uncollectible accounts when the Company determines that these amounts are to be considered as no longer collectible.

The expenses (income) related to the allowance for credit loss for the years ended December 31, 2024, 2023 and 2022 was ($209), $205 and $46, respectively.

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

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 462,500, 462,500 and 1,203,000 for the years ended December 31, 2024, 2023, and December 31, 2022, respectively.

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

The fair value for options granted in years 2024, 2023 and 2022 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2024	2023	2022

Risk-free interest	4.325%	3.925%	4.105%
Dividend yields	0	0	0
Volatility	21%	42%	43%
Expected option term	3.5 years	3.5 years	3.5 years

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of certain reporting units that include goodwill and intangible assets at fair value on a nonrecurring basis.  These items are adjusted to fair value when they are considered to be impaired (see Note 8).  As of December 31, 2024 the Company measured the fair value of one reporting unit with allocated goodwill in an amount of $ 4,200 that was allocated to a certain reporting unit. As of December 31, 2024, the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $707. The most significant assumptions used for the income approach for the 2024 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

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

t.	Cost of revenues

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

w.	Recently adopted accounting pronouncements

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

ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of the standard has no material impact on the Company.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently issued accounting pronouncements, not yet adopted

ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”

On December 14, the FASB issued ASU 2023-09— Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”).

ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes.

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

Also, ASU 2023-09 require that all entities disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions. In addition, ASC 2023-09 require that all entities disclose information about income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign.

The amendments in ASU 2023-09 also eliminate certain current disclosure requirements.

For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is still assessing the impact on the disclosure of this standard ASU 2023-09.

ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures

On November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (“ASU 2024-03”).

ASU 2024-03 enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement.

ASU 2024-03 is effective for annual periods beginning after December 15, 2026. The Company intends to adopt and apply the guidance in fiscal year 2027. ASU 2024-03 should be adopted retrospectively to all periods presented in the financial statements and early adoption is permitted. The Company has not yet assessed the impact of the disclosure of this standard ASU 2024-03.

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

In consideration for the acquisition, the Company paid Dagesh a total amount of NIS 2.7 million (approximately $828) as follows:

●	At closing, the Company paid NIS 2.15 million;

●	NIS 150,000 was paid in April 2023;

●	NIS 306,267 was paid as an earn out payment, in April 2023; and

●	NIS 113,064 was paid in May 2024.

The consideration included payment of earn-out through February 28, 2023, which eventually was higher by NIS 123,000 (approximately $35) than initially estimated. As a result, the total consideration increased from $793 to $828. This increase was recorded as expenses in year 2022, under general and administrative.

The purchase price allocation of the acquired business (Dagesh Ltd.) was as follows:

March 09,
2022
Total acquisition price	$793

Recognized amounts of identifiable assets acquired:
Intangible assets, net (1)	574
Net assets acquired	574
Goodwill (2)	219

(1)	The fair value estimate of identifiable intangible assets was determined using the “income approach”, which is a valuation technique that estimates the fair value of an assets based on market participants’ expectations of the cash flow an assets would generate over its remaining useful life.

(2)	As part of the purchase price allocation for the acquisition, the Company recorded goodwill in an amount of $219. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to the identified assets acquired. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies (See also Note 8c). Due to the characteristics of the acquired business, such amount was allocated to the RFID segment.

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

As of December 31 2024, the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $707. The most significant assumptions used for the income approach for the 2024 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate (See Note 2s “Fair value of measurements”).

C.	Acquisition of certain distribution rights

On May 31, 2023, the Company entered into an agreement with Microwave Ltd. for the purchase of its distribution rights for certain products, in consideration of $38, paid at signing.

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2024	2023

Government authorities	$173	$207
Advances to suppliers	655	324
Prepaid expenses	248	417
Other	74	15

	$1,150	$963

NOTE 5:- INVENTORIES:

	December 31,
	2024	2023

Raw materials	$200	$229
Inventory in progress	1,559	1,301
Finished goods	6,111	5,260
Net – advances from customers	-	(720)

	$7,870	$6,070

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- LONG TERM ASSETS

	December 31,
	2024	2023

Prepaid expenses	$162	$174
Other	$15	$22

	$177	$196

NOTE 7:- PROPERTY AND EQUIPMENT, NET:

	December 31,
	2024	2023
Cost:
Buildings	$2,251	$2,155
Computers and software	1,520	1,397
Machines	634	633
Office furniture and equipment	563	536
Leasehold improvements	1,307	1,299
Motor Vehicles	1,115	851

	$7,390	$6,871

Accumulated Depreciation:
Buildings	$137	$76
Computers and software	1,387	1,315
Machines	599	573
Office furniture and equipment	418	404
Leasehold improvements	856	770
Motor Vehicles	576	465

	$3,973	$3,603

Property and equipment, net	$3,417	$3,268

Depreciation expenses amounted to $370, $343 and $254 for the years ended December 31, 2024, 2023 and 2022, respectively. Depreciation expenses are recorded in the Cost of revenues, sales and marketing, and General and administrative. Additional equipment was purchased in an amount of $ 519, $ 341 and $ 2,427 for the years ended December 31, 2024, 2023 and 2022, respectively.

During August 2022, the Company signed an agreement for the purchase of offices and a warehouse that was previously rented until the end of August 2022.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	December 31, 2024	December 31, 2023
Cost:
Suppliers’ relationships	760	760
Customers’ relationship	1,032	1,032
Non-competition	270	270

	2,062	2,062
Accumulated amortization:
Suppliers’ relationship	150	64
Customer relationship	862	793
Non-competition	162	127

	1,174	984

Impairment of Intangible Assets:
Suppliers’ relationship	189	-
Customer relationship	204	-
Non-competition	73	-

	466	-
	1,640	984

Amortized cost	$422	$1,078

Intangible assets are amortized based on the straight-line method for their remaining useful life.

B.	Amortization expenses amounted to $190, $168 and $107 for the years ended December 31, 2024, 2023 and 2022, respectively. During 2024, the Company recognized an impairment in the amount of $189 regarding the remaining balance of suppliers’ relationships related to the 2023 Proteus acquisition (see note 3b and 2i) and the amount of $277 regarding the remaining balance of customers’ relationships and Non-competition related to the 2022 Dagesh acquisition (see note 2i).

C.	The changes in the carrying amount of goodwill for the years ended December 31, 2024 , and 2023 are as follows:

Goodwill
Balance as of January 1 and December 31, 2022	4,895
Changes during 2023
Acquisition during 2023	-
Balance as of January 1 and December 31, 2023	4,895
Changes during 2024
Acquisition during 2024	-
Impairment of Goodwill (See Note 2j)	(707)
Balance as of December 31, 2024	$4,188

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES:

	December 31,
	2024	2023

Professional services	99	127
Tax accruals	122	307
Agent Fees	311	565
Other	66	73
	$598	$1,072

NOTE 10:- DEFERRED REVENUES:

	December 31,
	2024	2023

Advanced payments from customers	1,529	211
Service contracts	617	629
Other	150	99
Total	2,296	939
Less- long term deferred revenue related to service contract	(293)	(339)
	$2,003	$600

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LONG-TERM LOANS, NET OF CURRENT MATURITIES:

Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2024	December 31,
	%	2024	2023

NIS	7.82%	$1,419	$1,320

Less - current maturities		(439)	(170)

		$980	$1,150

1.	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with First International Bank of Israel Ltd. (hereinafter – the Bank), for the provision of credit facilities.

The Bank loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA, and operating results. The Bank credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, any insurance entitlements in the Company’s assets pledged thereunder, and floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2024, the Company met the covenants set forth in the agreement.

2.	The total amount to be repaid by the Company is as follows:

December 31, 2024
Payment schedule
2025	439
2026	129
2027	112
2028	112
2029 - 2034 (*)	627
Total	$1,419

(*)	The total amount to be repaid by the Company every year from 2029 until 2034.

(**)	As of December 31, 2024, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,307, bearing an annual interest of 7.54%.

 B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

1.	Royalty commitments:

Under the Company’s research and development agreements with the Israel Innovation Authority (the IIA) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the IIA. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the IIA after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate applicable to dollar deposits at the time the grants are received. No grants were received since 2007. As of December 31, 2024, the Company has an outstanding contingent obligation to pay royalties to the IIA, including interest, in the amount of approximately $3,603, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future. Accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation:

a.	On January 3, 2022, the Company received a demand letter from of one of its customers alleging that the Company has materially breached its agreement with the customer by supplying it with a faulty manufacturing machine. The customer requested from the Company reimbursement of a NIS 750,694 payment (approximately $241) it had made to the Company in consideration for the machine and NIS 500,000 (approximately $160) for claimed damages.

In August 2022, the parties signed a settlement agreement, according to which in full satisfaction of the customer’s claims the Company paid the customer NIS 700,000 (approximately $210) plus VAT, in 6 monthly installments. In connection with this claim, on September 6, 2022, the Company collected insurance proceeds in the amount of NIS 190,000 (approximately $54). All of the costs associated with this claim were recorded in the years 2022 and 2021.

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

On November 2022, the parties signed a settlement agreement according to which in full satisfaction of his claims, the Company paid the independent sales agent NIS 100,000 (plus VAT). These costs (approximately $28 plus VAT) were recorded in the year 2022, and were paid in 2023.

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

1.	Issuance of Ordinary Shares in connection with a Securities Purchase Agreement:

On May 16, 2019 the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants were exercisable for 3.5 years and were subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants was to be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent. On October 23, 2022, the Company extended the contractual term of the warrants by an additional three years. As of December 31, 2024 none of the warrants have been exercised.

2.	Issuance of Ordinary Shares in connection with Prospectus Supplement filed on December 30, 2020:

On January 4, 2021 the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 Warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,841 net of issuance expenses. The Warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term. As of December 31, 2024 none of the warrants have been exercised. As of March 15, 2025, 85,000 warrants have been exercised. The net cash received by the Company amounted to $234.

3.	At the Annual General Meeting of shareholders held on December 15, 2022, it was approved to increase the Company’s authorized share capital by 3,000,000 Ordinary Shares, from 8,000,000 authorized shares to 11,000,000 authorized shares. The Ordinary Shares hve no nominal value and rank pari-passu in all respects.

4.	On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one Ordinary Share and one half warrant to purchase an Ordinary Share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per Ordinary Share and are exercisable into Ordinary Shares over a five-year term. The sale of the units was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses. The Company issued 8,100 warrants as fees to a placement agent. As of December 31, 2024 none of the warrants have been exercised.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2024 are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
1,253,100	2.78	1.23

Outstanding and exercisable warrants	Grant Date	Last Date to Exercise	Exercise Price	Remaining contractual life (years)
300,000	16/05/2019	16/11/2025	3.30	0.88
720,000	04/01/2021	05/01/2026	2.75	1.01
233,100	03/05/2022	02/05/2027	2.20	2.33
1,253,100

c.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. On December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2023. On May 28, 2023, the Company’s Board of Directors approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2033.

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

The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including the registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option and any Ordinary Shares acquired upon the exercise of the option must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

In the year 2022, the Company issued 87,500 options to purchase Ordinary Shares to its directors and officers.

In the year 2023, the Company did not issue to its directors and officers any options to purchase Ordinary Shares.

In the year 2024, the Company issued to its directors and officers 37,500 options to purchase Ordinary Shares.

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

As of December 31, 2024 there are 226,576 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options vest gradually over a period of up to three years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2024, 2023, 2022 is as follows:

	2024		2023		2022
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	300,833	$2.89	347,333	$2.79	275,833	$2.40
Changes during the year:
Granted	37,500	$2.97	-	$-	87,500	$2.25
Exercised	(23,333)	$2.14	(46,500)	$2.16	(1,000)	$2.12
Forfeited	-	$-	-	$-	(15,000)	$2.80
Outstanding - year end	315,000	$2.96	300,833	$2.89	347,333	$2.79
Vested and expected to vest	248,333	$3.04	183,333	$2.95	164,166	$2.61
Exercisable at year end	248,333	$3.04	156,666	$3.09	136,499	$2.71

During the years 2024, 2023, and 2022, stock-based compensation expense related to employees and directors stock options amounted to $74, $98, and $97 respectively, and is included in general and administrative expenses within the statement of operations.

In the year 2024, the Company issued to its directors and officers 37,500 options to purchase Ordinary Shares as follows:

●	On August 08, 2024 the Company issued to its director and officers, 37,500 options

●	On December 05, 2024 the Company issued to its CEO, 21,208 shares

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $0.87, $0 and $ 0.82, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2024 was $0.85. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2024, 2023 and 2022 was $ 129, $ 0 and $ 0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the years ended December 31, 2024, 2023 and 2022, exercised options amounted to a total of 23,333, 46,500 and 1,000, respectively. As of December 31, 2024 and 2023, there were a total of $52 and $93 respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2025 until 2027.

Options granted to employees and directors that are outstanding as of December 31, 2024 broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2024	life (years)	2024	(years)

2.245	87,500	2.95	58,333	2.95
2.433	7,500	1.02	7,500	1.02
2.775	20,000	1.01	20,000	1.01
2.968	37,500	4.64	-	4.64
3.195	20,000	1.14	20,000	1.14
3.251	7,500	1.81	7,500	1.81
3.252	100,000	1.81	100,000	1.81
3.863	30,000	1.75	30,000	1.75
4.022	5,000	1.66	5,000	1.66

Grand Total	315,000	2.34	248,333	1.92

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME:

a.	Corporate tax rates in Israel

Taxable income of the Company is subject to a corporate tax rate of 23% in 2022, 2023 and 2024.

b.	Loss carry-forward:

The Company and its Israeli subsidiaries have accumulated business losses for Israeli income tax purposes as of December 31, 2024, in the amount of approximately $ 26,869. In general, these losses may be carried forward and offset against taxable business income and capital gains in the business in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $29,740. Such capital losses may be carried forward and offset against taxable capital gains in the future for an indefinite period.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023

Net operating loss carry-forward (1)	$6,180	$6,179
Net capital loss carry-forward (1)	6,840	6,848
Allowances and provisions	202	240
Intangible assets, net	(124)	(128)

	13,098	13,139

Valuation allowance (2)	$(12,098)	$(13,139)

Net deferred tax Assets	$1,000	$-

(1)	See Note 14b.

(2)

In the year 2023, the Company has provided valuation allowances on deferred tax assets that result from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and uncertainty about the ability to realize these deferred tax assets in the future. Net change in valuation allowance during 2023 was mainly due to Utilization of net operating loss carry forward in the amount of $635 for which deferred tax asset was not recognized.

In the year 2024, the Company recognized a deferred tax asset for the first time in recent years, resulting from the possibility of utilizing losses carried forward in one of the group companies. The deferred tax asset was recorded in the amount of $1,000, which is expected to be utilized in 2025-2026.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current	$-	4	$6
Deferred	(1,000)
Other	-	-	-

	$(1,000)	4	$6

Domestic	$(1,000)	-	$-
Foreign	-	4	6

	$(1,000)	4	$6

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Domestic	$1,321	1,990	$1,276
Foreign	(21)	19	6

	$1,300	2,009	$1,282

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition on some of the tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits in 2022 and 2023.

g.	Tax assessments:

The Company and all of its’ subsidiaries have final tax assessments through 2019.

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

i.	Uncertain tax positions:

As of December 31, 2024 and 2023, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, tax expense line of the Company’s Consolidated Statements of Operations includes interest expense and potential penalties related to income taxes.

NOTE 15:- SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses:

	Year ended December 31,
	2024	2023	2022

Financial expenses:
In respect of interest loans and bank fees	(197)	(402)	(306)
Other (mainly foreign currency differences)	58	(39)	(341)

	(139)	(441)	(647)

	$(139)	(441)	$(647)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

	Year ended December 31,
	2024	2023	2022
1. Numerator:
Income (loss)	$2,300	2,005	$1,276

Net income (loss) available to Ordinary shareholders	$2,300	2,005	$1,276

2. Denominator (in thousands):

Basic weighted average Ordinary shares outstanding (in thousands)	5,756	5,727	5,550
Diluted weighted average Ordinary shares outstanding (in thousands)	5,887	5,905	5,589

Basic income (loss) per share	$0.40	0.35	$0.23
Diluted income (loss) per share	$0.39	0.34	$0.23

c.	The Company has employee options and warrants “in the money” (ITM) that were considered in calculating the number of diluted shares.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company manages its business in three reportable segments, consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment.

The Chief Operation Decision Maker (CODM) is the CEO of the Company, who makes financial decisions and allocates resources, based on the information he receives from its internal management system. For all of the segments, the CODMs uses segment operating income in the annual budget and forecasting process. The CODM considers budget-to-actual forecast variances for income before tax expense on a monthly basis for evaluating performance of each segment and making decisions about allocating capital and other resources to each segment The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit, and assets for the operating segments for the years 2024, 2023 and 2022 were as follows:

	RFID Division		Intelligent Robotics		Supply Chain Solutions	Intercompany	Consolidated
2024
Revenues from external customers		$12,877		$1,410	$25,829	$(167)	$39,949
Cost of revenues, net of allowance		$9,344		$1,079	$19,763	$(167)	$30,019
Allowance for slow inventory	$		$		$636	$-	$636
Gross profit		$3,533		$331	$5,430	$-	$9,294
Allocated operating expenses		$3,257		$274	$3,527	$-	$7,058
Unallocated operating expenses							$797
Operating Income (loss)		$276		$57	$1,903	$-	$1,439
Financial expenses							$139
Income before taxes on income							$1,300
Tax on income							$(1,000)
Net Income							$2,300

2023
Revenues from external customers		$13,713		$1,742	$28,845	$(121)	$44,179
Cost of revenues, net of allowance		$10,534		$1,557	$22,830	$(121)	34,800
Allowance for slow inventory		$-		$-	$170	$-	170
Gross profit		$3,179		$185	$5,845	$-	$9,209
Allocated operating expenses		$2,150		$258	$3,675	$-	$6,083
Unallocated operating expenses							$676
Operating Income (loss)		$1,029		$(73)	$2,170	$-	$2,450
Financial expenses							$441
Income before taxes on income							$2,009
Tax on income							$4
Net Income							$2,005

2022
Revenues from external customers		$15,318		$961	$25,232	$-	$41,511
Cost of revenues, net of allowance		$11,540		$1,120	$19,307	$-	$31,967
Allowance for slow inventory		$-		$-	$484	$-	$484
Gross profit		$3,778		$(159)	$5,441	$-	$9,060
Allocated operating expenses		$2,535		$425	$3,450	$-	$6,410
Unallocated operating expenses							$721
Operating Income (loss)		$1,243		$(584)	$1,991	$-	$1,929
Financial expenses							$647
Income before taxes on income							$1,282
Tax on income							$6
Net Income							$1,276

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the years 2024, 2023 and 2022 based on the location of customers, and long-lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2024		2023		2022
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$36,156	3,417	38,125	3,268	$34,295	$3,270
East Asia	75	-	1,331	-	2,239	-
India	1,414	-	1,726	-	1,225	-
America	1,067	-	1,433	-	2,825	-
Europe	1,236	-	1,513	-	622	-
Rest of the world	1	-	51	-	305	-
	$39,949	3,417	44,179	3,268	$41,511	$3,270

(*)	Long-lived assets balance comprised of property and equipment, net (it does not include intangible assets and goodwill).

c.	There were no major customers during the reported periods.

d.	In the following table, revenue is disaggregated by timing of revenue recognition for the years ended December 31, 2024, 2023, 2022:

	RFID Division	Intelligent Robotics	Supply Chain Solutions	Intercompany	Consolidated
2024
At a point of time	$11,523	$1,410	$25,829	$(167)	$38,595
Over a period of time	$1,354	$-	$-	$-	$1,354
Total	$12,877	$1,410	$25,829	$(167)	$39,949

2023
At a point of time	$12,027	$1,742	$28,845	$(121)	$42,493
Over a period of time	$1,686	$-	$-	$-	$1,686
Total	$13,713	$1,742	$28,845	$(121)	$44,179

2022
At a point of time	$13,480	$961	$25,232	$-	$39,673
Over a period of time	$1,838	$-	$-	$-	$1,838
Total	$15,318	$961	$25,232	$-	$41,511

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

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2024 and 2023:

	Classification on the Balance Sheet	Year ended December 31, 2024
Assets:
Operating lease assets	Operating lease right of use assets, net	779
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	176
Long term
Operating lease liabilities	Operating lease liabilities, non-current	576

Remaining Lease Term
Vehicles		0.33 - 1.75 years
Facilities rent		0.76 - 9.59 years

Weighted Average Discount Rate
Vehicles		3.39%
Facilities rent		5.67%

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

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non-cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2024:

2025	207
2026	151
2027	93
2028	83
2029	67
2030 - 2034	601
1,202
Less: imputed interest	(450)
Present value of lease liabilities	752

Expense under operating leases was $274 for the year ended December 31, 2024. Operating income in the Consolidated Statement of Operations includes operating lease costs. Short-term lease costs were not material.

NOTE 18:- SUBSEQUENT EVENTS:

1.	On February 20, 2025, the Company announced the passing of the Company’s Chairman, Ziv Dekel, after a long illness. The Company appointed its director Osnat Gur as Chairman of the Company and elected Avi Dadon as a new Board member.

2.	During January 2025, 85,000 warrants and 46,000 options have been exercised at a total amount of $356.