Form 20-F
period 2025-12-31
BOS BETTER ONLINE SOLUTIONS LTD
filed 2026-03-31
CIK 1005516

As filed with the Securities and Exchange Commission on March 31, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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

7,028,934 Ordinary Shares, of no nominal value per share, as of December 31, 2025 and 7,049,810 Ordinary Shares, of no nominal value per share, as of March 15, 2026.

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

We urge you to consider that statements that use the terms “believe”, “do not believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of acquisitions, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of ongoing regional conflicts, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties set forth in this annual report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

As of December 31, 2025, we had an accumulated deficit of $61 million as a result of losses generated in certain fiscal years prior to fiscal 2022. Although we have reported net income for our most recent three fiscal years (net income of $3.6 million in 2025, $2.3 million in 2024 and $2.06 million in 2023), our ability to maintain and improve future levels of sales and profitability depends on many factors, which include

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

We depend on two banks for our credit facilities.

We rely on the First International Bank of Israel (“Bank Beinleumi”) and Bank Leumi to provide all of the bank credit facilities to our subsidiaries. As of December 31, 2025, we had $972,000 in long term debt and $627,000 in short term debt to Bank Leumi and Bank Beinleumi, net of current maturities of $148,000.

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

Risks related to our business:

We rely on certain key suppliers.

Most of our sales rely on products of certain key suppliers, which we represent on a non-exclusive basis. In 2025, 52% of our Supply Chain Solutions division’s purchases were sourced from five key suppliers, 56% of our RFID division purchases were sourced from five other key suppliers (including a software supplier) and 38% of our Intelligent Robotics division’s purchases were sourced from five other key suppliers.

In particular, 22% of our Supply Chain Solutions division purchases in the year 2025 were sourced from Positronics Manufacturing Company, which we represent in Israel. These purchases amounted to $6 million. A disruption in our business relationship with Positronic could have a material adverse effect on the business, financial condition and results of operations of our Supply Chain Solutions division.

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

The balance of allowance for credit losses recorded on our financial statements as of December 31, 2025, amounted to $139,000, which was determined by our management to be sufficient. However, in the event of a global economic slowdown or if a local or global recession reoccurs, we may be required to record additional and significant allowances for credit losses.

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

In April 2025, the mandatory minimum wage in Israel was increased by approximately 6%, to NIS 6,247.67 per month for 182 monthly hours (NIS 34.32 per hour). The minimum wage is due to increase again on April 2026 to NIS 6,443.85 per month or NIS 35.4 per hour. As a result, we may suffer an increase in our labor costs in Israel, which could adversely affect our profitability.

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

In 2025 and 2024, the NIS appreciated against the dollar by approximately 14% and 0.027%, respectively. In 2023 and 2022, the NIS depreciated against the dollar by approximately 3%, and 13%, respectively. In 2021 and 2020 the NIS appreciated against the dollar by approximately 3.3% and 6.9%, respectively. In 2025 and 2024 the inflation rate in Israel was 2.6% and 3.4%, respectively; in 2023 the inflation rate in Israel was 3% and in 2022 the inflation rate in Israel was 5.3%. In 2021 there was annual inflation in Israel of 2.4%. In 2020, the deflation rate in Israel was 0.7%. Therefore, the U.S. dollar cost of our Israeli operations decreased in 2025, 2024, 2021 and 2020, and increased in 2023 and 2022. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa.

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

Disruptions to our IT systems due to system failures or cyber security attacks may impact our operations, result in sensitive customer information being compromised, and expose us to liability which would have a material adverse effect on our reputation and materially harm our business.

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

Our balance sheet contains a significant amount of goodwill and other amortizable intangible assets in long-term assets, totaling about $3.3 million on December 31, 2025. We review goodwill annually for impairment, or more frequently when indications for potential impairment exist. We review other amortizable intangible assets for impairment when indicators for impairment exist. The volatility of our share price can cause significant changes to our market capitalization.

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

The market price of our Ordinary Shares has been and may continue to be highly volatile and subject to wide fluctuations. From January 1, 2025, through March 19, 2026, the daily closing price of our Ordinary Shares in Nasdaq has ranged from $3.31 to $5.06 per share. We believe that these fluctuations have been in response to a number of factors including the following, some of which are beyond our control:

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

On October 7, 2023, Hamas launched a series of coordinated attacks from the Gaza Strip onto Israel. In response on October 8, 2023, Israel declared war on Hamas. Although on October 13, 2025, Israel reached a ceasefire agreement with Hamas, the situation in Gaza remains highly unstable and hostilities may resume at any time. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In November 2024, Israel entered into a ceasefire arrangement with Hezbollah, which reduced hostilities along the northern border until early March 2026 when hostilities resumed. In response, Israel has conducted a number of targeted strikes against sites in Lebanon associated with Hezbollah.

Since October 2023, Israel has been subject to armed conflict with Iran, the outcome and implications of which remain uncertain. In late February 2026, the United States and Israel undertook significant military operations targeting Iran, and Iran has since carried out retaliatory actions in the region. Any continued or expanded hostilities involving Iran - including a wider regional conflict, additional sanctions, disruption to energy markets or shipping routes, or increased volatility in global financial markets - could adversely affect global economic conditions and the markets in which we operate. To date, this situation has had no material impact on the Company’s activities in Israel. However, those may be subject to temporary disruptions if this situation was to further escalate.

The security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial conditions and Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A2 to Baa1), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

Any armed conflicts, terrorist activities, political instability or hostilities in the region or that involve Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital.

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called up for active military duty at any time. In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Certain of our employees in Israel have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza, Lebanon and along Israel’s other borders. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

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

In addition, prior to the Hamas attack in October 2023, the Israeli government pursued extensive reforms to Israel’s judicial system. In response to such initiatives, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed reforms may negatively impact the business environment in Israel including due to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. In September 2024, Moody’s rating agency has lowered Israel’s credit rating from A2 to Baa1. Such rating continued for 2025. In October 2024, S&P Global and Fitch downgraded Israel credit rating from “A+” to “A. On November 7, 2025, S&P Global Ratings revised its outlook on Israel to stable from negative. At the same time, they affirmed their 'A/A-1' long- and short-term foreign and local currency sovereign credit ratings. Any negative developments should they occur may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders are also exempt from the reporting provisions of this Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

Our address in the United States is B.O.S. Better Online Solutions Ltd. c/o Ruby-tech, Inc. 147-20 184th St., Jamaica NY 11413, USA.

Our telephone number is 972-3-954-2000 and our website address is www.boscom.com. Our commercial websites are: Supply Chain Solutions Division – www.bossupplychain.com; RFID Division – www.bosrfid.com; and Intelligent Robotics Division – www.bosrobotics.com. The information contained on, or linked from, our websites is not a part of this report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

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

4B. Business Overview

BOS manages its business in three reportable segments: the Supply Chain Solutions Division, the RFID Division and the Intelligent Robotics Division.

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

BOS’ Product Offerings

Supply Chain Solutions Division

The Company’s Supply Chain Solutions division represents global manufacturers and integrates their electro- mechanical components into the products of its customers from the Defense and Hi-Tech industries. Our team of engineers collaborates closely with the customers’ R&D engineers to ensure a seamless integration.

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

In 2025, 70% of our revenues were attributed to sales of the Supply Chain Solutions division.

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

As a complementary service, twice a year (in general) we count our customers’ inventory in the warehouses and stores using our professional staff, equipment and proprietary software.

In 2025, 27% of our revenues were attributed to sales generated from the Company’s RFID Division.

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

In 2025, 4% of our revenues were attributed to sales generated from the Company’s Intelligent Robotics Division.

Towards the end of 2021 the Company has begun to shift the focus of its Intelligent Robotics division from the US markets to the Israeli market. The division has since successfully transitioned to the Israeli defense sector, with more than 50% of its backlog attributed to this segment. In 2025, 94% of the revenues of the Intelligent Robotics division were from the Israeli market.

Marketing, Distribution and Sales

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

The following tables set forth the Company’s revenues (in thousands of $), by major geographic areas and by divisions, for the periods indicated below:

Sales by major geographic areas ($ in thousands)

	2025	%	2024	%	2023	%
Israel	$46,195	91	$36,156	91	$38,125	86
Far East	5	-	75	-	1,331	3
India	1,630	3	1,414	3	1,726	4
America	1,348	3	1,067	3	1,433	3
Europe	1,391	3	1,236	3	1,513	4
Rest of the world	-	-	1	-	51	-
Total Revenues	$50,569	100	$39,949	100	$44,179	100

Sales by quarters

	2025	%	2024	%	2023	%
Q1	$15,027	30	$11,287	28	$12,141	27
Q2	11,527	23	8,447	21	11,337	26
Q3	11,392	22	9,827	25	9,815	22
Q4	12,623	25	10,388	26	10,886	25
Total Revenues	$50,569	100	$39,949	100	$44,179	100

Sales by divisions

	2025	%	2024	%	2023	%
Supply Chain Solutions Division	$35,545	70	$25,829	64	$28,845	66
RFID Division	$13,587	27	$12,877	32	$13,713	31
Intelligent Robotics Division	$1,847	4	$1,410	4	$1,742	4
Intercompany	$(410)	(1)	$(167)	-	$(121)	(1)
Total Revenues	$50,569	100	$39,949	100	$44,179	100

Competition

Supply Chain Solutions Division

The Company maintains several representation agreements with major manufacturers. In 2025, 52% of our Supply Chain Solutions Division’s purchases were sourced from five key suppliers. In particular, 22% of our Supply Chain Solutions division purchases in 2025 were sourced from Positronics Manufacturing Company. These representation agreements are not exclusive.

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

Strategy

The Company’s vision is to become a leading provider of comprehensive solutions to enterprises that improve inventory control and increase productivity of production and logistics processes. The Company operates through three divisions that offer equipment (Supply Chain Solutions division), services (RFID division) and custom-made automatic machines (Intelligent Robotics division).

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

In the United States:

Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions division.

4D. Property, Plants and Equipment

Our offices are located in the following facility in Israel:

Location	Size (square meters)	Lease period
Rishon LeZion	1,695	Through September 2028 (excluding extension options)
Rishon LeZion	1,029	Owned

Our average monthly rental fees for the year 2025 and for the year 2024 amounted to $17,000 and $13,000, respectively.

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

Overview

BOS is a provider of comprehensive solutions to enterprises comprised of services, equipment and custom-made automatic machines that improve inventory control and increase productivity of production and logistic processes. BOS manages its business in three reportable divisions: the Supply Chain Solutions Division, the RFID Division and the Intelligent Robotics Division.

Key measures of our performance

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations across three specialized divisions: the Supply Chain division, the RFID division and the Intelligent Robotics division.

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

For the year ended December 31, 2025, a hypothetical 1% rise in products prices that we buy would have caused an approximate $340,000 increase in costs of revenues in our Consolidated Statements of Operations. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $749,000 increase in costs of revenues in our Consolidated Statements of Operations. During 2025, we faced trends of inflation in commodities prices and wages costs and we are reflecting these costs in our price list. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products were influenced mostly by the mix of our products sold, and the improvement in the results of the Intelligent Robotics division, from a gross profit of $185,000 in year 2023 to a gross profit of $331,000 in the year 2024 and $430,000 in the year 2025.

Operating expenses

Our operating expenses for 2025 consisted mainly of selling, general and administrative expenses and impairment of goodwill and other intangible assets.

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

Legal Contingencies

None

5A. Results of Operation

Comparison of 2025 to 2024

Revenues for 2025 increased by 26.5% to $50.5 million from $40 million in 2024. The primary driver of growth was heightened geopolitical tension in Israel and Europe, which increased demand for our Supply Chain division’s products. Revenues of the Supply Chain division increased by 37.6% to $35.5 million in 2025 from $25.8 million in 2024. Revenues of the RFID division increased by 5.5% to $13.6 million in 2025 from $12.9 million in 2024. Revenues of the Robotics division increased by 3.1% to $1.85 million in 2025 from $1.4 million in 2024.

Gross profit for 2025 was $12.1 million (a gross profit margin of 23.9%) compared to $9.3 million (a gross profit margin of 23.5%) for 2024. The relatively high gross profit margin in 2025 reflected a favorable product mix compared to prior periods.

Gross profit for 2025 in the Supply Chain division was $8.7 million (a gross profit margin of 24.6%) compared to $5.4 million (a gross profit margin of 21%) for 2024.

Gross profit for 2025 in the RFID division was $2.9 million (a gross profit margin of 21.3%), compared to $3.5 million (a gross profit margin of 27.4%) for 2024. The decrease was primarily due to operational inefficiencies identified during 2025, which we are actively addressing through operational improvement measures implemented during the year. The relatively high gross profit margin in 2024 also reflected a favorable product mix compared to prior periods, which did not recur in 2025.

Gross profit for 2025 in the Robotics division was $0.4 million (a gross profit margin of 23.3%) compared to $0.3 million (a gross profit margin of 23.5%) for 2024.

Sales and marketing expenses for 2025 increased to $5.2 million from $4.4 million in 2024, consistent with the increase in revenues during the period. The increase also includes approximately $250,000 attributable to the appreciation of the NIS against the U.S. dollar during the year 2025.

General and administrative expenses increased to $2.5 million in 2025 from $2.1 million in 2024. The increase includes $80,000 of costs related to the execution of a sales agreement with A.G.P./Alliance Global Partners for the sale of up to $4 million of the Company’s Ordinary Shares in an at-the-market offering. In addition, the appreciation of the NIS against the U.S. dollar during the year 2025 increased general and administrative expenses by approximately $120,000 in 2025 compared to 2024.

The ongoing political tensions in Israel since 2023, and the continued conflict throughout 2024 and 2025, negatively impacted the Israeli commercial market, which constitutes the primary revenue base for the RFID division. Following a cumulative revenue decline of 12% in the RFID division between 2022 and 2025, the Company recorded an impairment of intangible assets and goodwill of $1.2 million in 2025 and $0.7 million in 2024.

Financial income increased to $590,000 in 2025 from financial expenses of $139,000 in 2024. The change was driven primarily by foreign exchange gains of $806,000 in 2025, compared to foreign exchange losses of $58,000 in 2024, reflecting the appreciation of the NIS against the U.S. dollar of 7% in 2025 compared to 0.3% in 2024.

Net profit for 2025 was $3.6 million compared to $2.3 million in 2024. Basic and diluted net income per share for 2025 were $0.59 and $0.57, respectively, compared to basic and diluted net income per share of $0.40 and $0.39 for 2024.

For a discussion of our financial results for the year 2024 see item 5A included in our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on March 31, 2025.

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

5B. Liquidity and Capital Resources

In the year ended December 31, 2025, the Company had net profit of $3.63 million as compared to net profit of $2.3 million in the year 2024 and a net profit of $2.06 million in the year 2023. In the year ended December 31, 2025, the Company generated a positive cash flow from operating activities amounting to $5 million as compared to a positive cash flow from operating activities amounting to $1.3 million in 2024 and a positive cash flow from operating activities amounting to $1.83 million in 2023. The Company’s cash and cash equivalents amounted to $11.9 million as of December 31, 2025. The Company had a positive working capital of $22.4 million, $13.7 million and $11.14 million, as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

We finance our activities by different means, including short and long-term loans, cash flow from operating activities and issuance of Company shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales and supplier and customer credit terms.

As of December 31, 2025, we had $972,00 in long-term debt (net of current maturities of $148,000) and $672,000 of short-term bank loans.

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

We rely on Bank Beinleumi to provide all of the credit facilities to our subsidiaries. In October 2017, we replaced all our Bank Leumi credit facilities with credit facilities from Bank Beinleumi, so that currently all of our outstanding bank debt, except for the loan to purchase our warehouse and office space and another non-material loan, is owed to Bank Beinleumi.

On January 4, 2021, the Company entered into a definitive agreement with institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 warrants at a combined purchase price of $2.50 in a registered direct offering, which resulted in gross proceeds of $2 million. The warrants have an exercise price of $2.75 per Ordinary Share and in 2025 all have been exercised.

In October 2022, the Company extended the expiration date to November 16, 2025, of 300,000 warrants with an exercise price of $3.30 per ordinary share, which were issued in 2019 in connection with an equity financing. All of these warrant have been exercised in 2025.

In May 2022, the Company completed the sale of 450,000 Ordinary Shares and 225,000 warrants at a combined purchase price of $990,000 in a registered direct offering with several investors. The warrants have an exercise price of $2.20 per Ordinary Share, are immediately exercisable and will expire in five years from the issue date.

In September 2025, the Company entered into a sales agreement with A.G.P./Alliance Global Partners for the sale of up to $4 million of the Company’s Ordinary Shares in an at-the-market offering (the “Sales Agreement”). The Sales Agreement provides that the commission payable to the agent for sales of Ordinary Shares shall be 3% of the gross proceeds of such sale. The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement. As of December 31, 2025, the Company did not sell any Ordinary Shares under the Sales Agreement.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our on-balance sheet financial instruments consist of our assets and liabilities. Our cash is held in bank accounts in U.S. dollars and NIS bearing no interest. As of December 31, 2025, our trade receivables’ and trade payables’ aging days were 113 and 75 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance, which we obtain.

The Company had working capital of $22,360,000 as of December 31, 2025. It is the Company’s opinion that current working capital is sufficient for the Company’s ongoing operation. The Company may grow its business through acquisitions of complementary business for both divisions. In order to finance such acquisitions, the Company might need to significantly increase its debt and raise additional equity financing.

Cash Flows

Net cash provided by operating activities increased to $5 million in 2025 from $1.3 million in 2024, mainly due to a decrease in trade payables.

Net cash used in investment activities in 2025 amounted to $452,000, attributed to the purchase of property and equipment. Net cash used in investment activities in 2024 amounted to $519,000, attributed to the purchase of property and equipment. Net cash used in investment activities in 2023 amounted to $772,000 used mainly for purchasing property and equipment in the amount of $341,000 (see Note 7 to the financial statements) and to the acquisition of Proteus and Microwave’s assets in the amount of $431,000 (see Note 3 to the financial statements).

Net cash provided by financing activities in 2025 amounted to $3.8 million, attributed mainly to proceeds from exercise of options and warrants in the amount of $3.6 million. Net cash provided by financing activities in 2024 amounted to $217,000, attributed mainly to proceeds from short and long term bank loans in the amount of $265,000 and to proceeds from issuance of shares and exercise of options in the amount of $119,000. Net cash used in financing activities in 2023 amounted to $389,000, attributed mainly to the repayment of short and long term bank loans in the amount of $584,000.

5C. Research and Development

Our research and development is attributed to the Intelligent Robotics division and consists of the engineering resources required to develop custom-made automation concepts for potential customers. Research and development expenses were $178,000 for the year ended December 31, 2025, compared to $175,000 for the year ended December 31, 2024.

5D. Trend Information

BOS’ vision is to become a leading integrator of comprehensive technological solutions that improve the control over and the productivity of inventory production and logistics processes. BOS’ solutions comprise of services, equipment, software and custom-made automatic machines. BOS operates through three divisions: Supply Chain, RFID and Intelligent Robotics.

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

The ongoing geopolitical tensions in Israel since October 2023 have continued to adversely affect the Israeli commercial market, which represents the primary revenue base for this division. As a result, we recorded goodwill impairment charges of $700,000 in 2024 and an additional $1.2 million in 2025 (as further described in Note 8 to our consolidated financial statements). To reduce our exposure to the geopolitically sensitive Israeli commercial market, we plan to invest throughout 2026 in expanding into more stable regulated sectors, including medical and defense. Doing so will require broadening our product offering, hiring personnel with relevant domain expertise, and establishing new customer relationships, with revenue contributions expected to begin in 2027, subject to the successful execution of these initiatives.

5E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These amounts and disclosures could potentially be materially different under other assumptions and conditions. These are our management’s best estimates based on experience and historical data; however, actual results could differ materially from these estimates. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements attached to this annual report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. Management believes that the following policies are those that are most important to the portrayal of our financial condition, results of operations and for fully understanding and evaluating our reported results:

●	Inventories

●	Goodwill

a.	Inventories:

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2025 and 2024, inventory write-down amounted to $784 and $563, respectively.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2025, the remaining intangible assets were comprised of suppliers’ relationships.

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

The Company operates in three operating-based segments: the Supply Chain Solutions division, the RFID division and the Intelligent Robotics division. As of December 31, 2025, all of the Company’s goodwill related to the RFID Division.

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $3 million. The Company performed an impairment analysis as of December 31, 2024, using the income approach and concluded that the fair value of such reporting unit is below its carrying value. The Company performed an impairment analysis as of June 30, 2025, and as of December 31, 2025, using the income approach and concluded that the fair value of such reporting unit is below its carrying value. Accordingly, on June 30, 2025, the Company recorded an impairment loss of goodwill with respect to such unit in a sum of $700,000 on December 31, 2025, the Company recorded an impairment loss of goodwill with respect to such unit in a sum of $500,000

Item 6:  Directors, Senior Management and Employees

6A. Directors and Senior Management

Set forth below is information regarding our directors and senior management.

Name	Age	Position
Ms. Osnat Gur(*) (1)	55	Chairman of the Board of Directors (Class A)
Mr. Yaron Eldad (*)(2)	59	Chairman of Audit and Compensation Committees (Class B)
Mr. Avi Dadon(*)(3)	70	Director (Class C)
Mr. Eyal Cohen(3)	57	Chief Executive Officer and Director (Class C)
Mr. Avidan Zelicovsky	56	President
Mr. Moshe Zeltzer	45	Chief Financial Officer

(*)	Member of our audit committee and compensation committee.

(1)	Elected for a 3-year term in 2024.

(2) (3)	Elected for a 3-year term in 2023. Elected for a 3-year term in 2025.

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

6B. Compensation

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2025. Directors who are also executive officers do not receive director fees.

	Salaries, Directors’ fees, stock-based compensation, Commissions and Bonus (in thousands)	Pension, Retirement and Similar benefits (in thousands)
All directors and officers as a group (then 6 persons).	$1,011	$118

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

The Compensation Policy of the Company includes a clawback policy which complies with the Nasdaq listing rules and was adopted by the shareholders on December 14, 2023.

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

In accordance with the approval of our shareholders in October 2019, directors who are not employees or service providers of the Company are entitled to receive annual compensation of NIS 29,270 (approximately $9,104), paid on a quarterly basis, and an additional NIS 2,175 (approximately $676) for each board and board committee meeting attended (or 60% of the attendance fee for a board meeting held via teleconference or 50% of such fee for a meeting held without convening). Commencing 2025, the annual compensation of our directors was increased to NIS 40,000 (approximately $11,000).

In recognition of the expanded role of the Chairman, the Company’s Audit Committee and Board approved an increase in the annual compensation of Ms. Osnat Gur, the Chairman of the Board to NIS 70,000 (approximately $ 22,563) from NIS 40,000 (approximately $12,900). The increase took effect retroactively as of March 2025, when Ms. Gur was appointed Chairman,

In addition, in October 2019 our shareholders approved a grant to each of our directors of options to purchase 7,500 Ordinary Shares. The options shall be granted to those directors elected or re-elected by the shareholders provided that three years have lapsed since the Company’s previous grant of options to such director, and to future directors to be elected for the first time to the Board of Directors. The grant date will be the date of approval of appointment or reappointment of the director at the shareholders meeting. In December 2024, our shareholders approved an increase to the grant to our directors and officers, such that the triennial grant shall be of options to purchase 15,000 Ordinary Shares (instead of 7,500).

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

Set forth below is the compensation of our executives in respect of the year ended December 31, 2025 and to date:

CEO, Mr. Eyal Cohen:

Monthly Salary:

A gross monthly base salary of NIS 65,000 (approximately $17,570) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus of US$ 94,000, which is equal to five months’ salaries. The bonus payment was paid by issuance of 19,075 Ordinary Shares. The number of shares was calculated based on a price per share equal to the weighted average closing price of the Company’s Ordinary Shares on NASDAQ during the 20 trading days preceding the date of the approval of the bonus by the Board.

CFO, Mr. Moshe Zeltzer:

Monthly Salary:

A gross monthly base salary of NIS 33,000 (approximately $10,686), plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

Bonus:

A bonus of NIS 30,000 (approximately $9,714), equal to one month salary.

President Mr. Avidan Zelicovsky

Monthly Salary:

A gross monthly base salary of NIS 54,984 (approximately $14,864) linked to an increase in the CPI, plus customary benefits, which include managers’ insurance, education fund, car expenses and long-term disability insurance.

For additional information on the compensation of our directors and CEO see our proxy statement filed with the SEC under Form 6-K on September 3, 2025.

6C. Board Practices

Directors:

Our Board of Directors is currently comprised of 4 directors. The directors are elected by a simple majority at the annual shareholders’ meeting. Pursuant to the Company’s amended Articles of Association adopted by the shareholders on October 31, 2019, our Board of Directors is comprised of 3 classes, such that at each annual general meeting, approximately one-third of our directors are being nominated for election. At the October 2019 shareholders meeting the directors were elected for staggered periods ranging from one to three years, as follows: Class A shall serve an initial term of one year; Class B shall serve an initial term of two years; and Class C shall serve an initial term of three years.

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders:

The Israeli Companies Law requires that an office holder promptly, and no later than at the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in his or her possession, in connection with any existing or proposed transaction relating to the company. In addition, if the transaction is an extraordinary transaction, namely, (i) a transaction other than in the ordinary course of business; (ii) a transaction that is not on market terms; or (iii) a transaction likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (“relatives”), or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

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

6D. Employees

As of March 15, 2026: we have 84 employees, all located in Israel. The breakdown of the employees to our various departments is presented below

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

6E. Share Ownership

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days as of March 15, 2026, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 7,049,810 ordinary shares outstanding as of March 15, 2026.

As of March 23, 2026, shares and options held by our officers and directors, then consisting of 5 persons, are as follows:

Name	Position	Number of shares and options Beneficially Owned	Percentage of Shares and options Beneficially Owned
Eyal Cohen	Chief Executive Officer	76,866	1.09%
Avidan Zelicovsky	President	13,334	0.19%
Yaron Eldad	Director	7,500	0.11%
Moshe Zeltzer	Chief Financial Officer	11,801	0.17%
Osnat Gur	Director	7,500	0.11%
Avi Dadon	Director	15,000	0.21%

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

In December 2017, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, to 500,000 Ordinary Shares. On July 18, 2018, the Company’s shareholders approved (i) an increase of the pool of shares reserved for issuances under the Plan, by 200,000 to a total of 700,000 Ordinary Shares, and (ii) an amendment of the Plan allowing for the grant of Ordinary Shares in addition to options. In December 2022, the shareholders approved an increase of the pool of shares reserved for issuances under the Plan, by 300,000 to a total of 1,000,000 Ordinary Shares.

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

As of March 15, 2026, we had 126,125 options outstanding under the Plan (of which 76,124 are exercisable) with the exercise prices as set forth below:

Exercise Price Per Share $	Number of Options Outstanding
$2.245		31,667
$2.968		30,834
$3.251		7,500
$3.252		31,124
$3.876		10,000
$3.986		15,000
	Total	126,125

Item 7: Major Shareholders and Related Party Transactions

7A. Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. To the Company’s knowledge, based on a Schedule 13G/A filed on January 21, 2025, on December 31, 2025, Todd M. Felte beneficially owned 458,118 Ordinary Shares, representing as of March 15, 2026, 6.5% of the issued and outstanding Ordinary Shares. To the Company’s knowledge, as of March 15, 2026, no other shareholder beneficially owned more than 5% of the Company’s Ordinary Shares.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below:

Holdings as of:	December 31, 2023	December 31, 2024	December 31, 2025
Todd M. Felte(1)	556,390	458,118	458,118

(1)	The Company has no current information confirming Mr. Felte’s continued ownership above 5%.

As of March 15, 2026, there were 34 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 99% of the outstanding Ordinary Shares held by our record shareholders. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

7B. Related Party Transactions

Intercompany Payments

During the years 2024 and 2025 the Company charged its subsidiaries, Odem and Dimex, management fees in the total amounts of $2,287,000 and $2,775,000, respectively.

Since January 2021 until March 15, 2026, the Company has raised $6.8 million, most of which were contributed to its subsidiaries and used for working capital, bank loans repayments and for acquisitions. In certain cases, the Company pays by shares for acquisitions made by a subsidiary (for example, the iDnext acquisition).

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

On December 20, 2011, following an amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law, which had authorized the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law, the Company’s shareholders approved a modified form of such indemnification agreement to ensure that the Company’s directors were afforded protection to the fullest extent permitted by law, which form was approved and ratified by the Company’s shareholders most recently on October 30, 2025. In addition, under the indemnification agreements, the Company exempts and releases each director from any and all liability to the Company related to any breach by each director of his duty of care to the Company, to the maximum extent permitted by law.

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

Item 8: Financial Information

8A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Sales Outside of Israel

The total amount of revenues of the Company and its subsidiaries from sales out of Israel has been as follows:

Year	Export revenues	% of all revenues
2025	$4,464,000	9%
2024	$3,792,000	10%
2023	$6,054,000	14%

Legal Proceedings

None.

Dividend Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of “profits”, as defined under Israeli law. Any cash dividend in the future out of an Approved Enterprise (as defined by the Law for the Encouragement of Capital Investments, 1959) will be subject to an additional tax. Currently we have no profits from an Approved Enterprise; hence no provision has been made for tax on future dividends.

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

The above-mentioned conditions are not more onerous than is required by law.

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

Taxation of Israeli Residents Shareholders

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain is generally taxed at a rate of 30%. Additionally, if such individual shareholder is considered a “substantial shareholder” at the time of sale or at any time during the 12-month period preceding such sale, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any “means of control” in the company. “Means of control” generally include the right to vote, receive profits, receive assets upon liquidation, nominate a director or an executive officer, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by an Israeli resident corporation is generally subject to the corporate tax rate (currently 23%). Notwithstanding the foregoing, dealers in securities in Israel whose gains from selling or otherwise disposing of the shares are deemed to be business income are taxed at regular tax rates applicable to business income (a corporate tax rate for a company and a marginal tax rate of up to 47% for an individual in 2025 and 2026, excluding Surtax, as discussed below) unless contrary provisions in a relevant tax treaty apply.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are subject to (i) an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold, or the Threshold Amount (NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index); and (ii) an additional tax at a rate of 2% on annual capital-sourced income (defined as income from any source other than employment income, business income, or income from “personal effort,” and which includes, among other things, income from capital gains, dividends, interest, rental income, or from the sale of real property) exceeding the Threshold Amount.

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

The discussion in this summary is based on current provisions of the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances (including the potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are a bank, broker-dealers or who own, directly, indirectly or constructively, 10% or more, by voting power or value, of our Ordinary Shares, real estate investment trusts, regulated investment companies, grantor trusts, S corporations, U.S. holders holding the Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who have elected mark-to-market accounting, insurance companies, tax-exempt organizations, financial institutions, persons that receive Ordinary Shares as compensation for the performance of services, certain former citizens or former long-term residents of the United States and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, this discussion does not address the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

Tax consequences if we are a passive foreign investment company

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income in a taxable year is “passive income,” referred to as the PFIC income test; or (ii) 50% or more of the value (determined on the basis of a quarterly average) of our assets in a taxable year produce or are held for the production of passive income, referred to as the PFIC asset test. For this purpose, cash is considered to be an asset which produces passive income. Passive income includes dividends, interest, royalties, rents annuities, the excess of gains over losses from the disposition of certain assets which produce passive income and gains from commodities and securities transactions. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of that other corporation’s assets and as directly earning our proportionate share of that other corporation’s income.

Based on an analysis of our income, assets and market capitalization, we believe that we were not a PFIC for our taxable year ended December 31, 2025. However, there can be no assurance that the IRS will agree with our position or that the IRS could not successfully challenge our position. PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the relative value of our passive assets and our non-passive assets, our market capitalization and the amount and type of our gross income. It is difficult to make accurate predictions of our future income, assets, activities and market capitalization, including fluctuations in the price of our Ordinary Shares which are relevant to this determination. There can be no assurance that we will not become a PFIC for the current taxable year ending December 31, 2026, or in a future taxable year.

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

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels. These contracts are designated as cash flows hedges, as defined by ASC 815, and are considered highly effective as hedges of these expenses. As of December 31, 2025 and 2024, and during the periods then ended, the impact on the Company’s financial statements of these forward contracts amounted to expenses of $457,000 and 457,000, respectively.

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

The table below presents the account receivables balance by geographical market as of December 31, 2025, and December 31, 2024:

	2025	2024
Israel and others	14,866,000	$10,892,000
India	544,000	351,000
Americas	103,000	115,000
Far East	9,000	-
Europe	116,000	429,000
	15,638,000	$11,787,000

Interest Rate Risk

The Company’s exposure to market risk for changes in interest rates is due to loans that carry variable interest.

A material change in the interest rate payable on our loans may have a material adverse effect on the Company’s financial results and cash flow. In the event that interest rates associated with the Company’s variable rate borrowings were to increase 100 basis points, the after tax impact on future cash flows would be a decrease of $11 in year 2026.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

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

There were no changes in the Company’s internal controls over financial reporting that occurred during the fiscal year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect these controls.

(e)	Other.

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company have been determined. Therefore, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our disclosure controls and procedures are designed to provide such reasonable assurances of achieving our desired control objectives, and our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2025, that our disclosure controls and procedures were effective in achieving that level of reasonable assurance.

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

Item 16C: Principal Accountant Fees and Services

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), serves as our independent registered public accounting firm for the years 2024 and 2025.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Grant Thornton during 2024 and 2025. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton (1)	$117,787	100%	$94,338	100%
All Other Fees – Grant Thornton (2)	$-	-%	$-	-%
Total	$117,787	100%	$94,338	100%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)	Other fees are fees for professional services other than audit fees.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company (nor anyone acting on its behalf) did not purchase any of the Company’s securities in 2025.

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

Item 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J: Insider Trading Policies

The Company has adopted a Trading Window Policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Trading Window Policy was included as Exhibit 11.2 to the annual report submitted on March 31, 2025. Since its effective date, we have not waived compliance with our statement of trading policies.

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

PART III

Item 17:  Financial Statements

Not applicable.

Item 18:  Financial Statements

The following financial statements are filed as part of this annual report:

Item 19:  Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2023).
1.2	Articles of Association, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on October 15, 2024).
2.1	Description of Securities (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 30, 2021).
4.1	Form of Indemnification Agreement between the Company and its officers and directors, as amended (incorporated by reference to Exhibit A of the Company’s Proxy Statement on Form 6-K, filed on September 3, 2025).
4.2	The Company’s Israeli 2003 Share Option Plan, as amended (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 1, 2024).
4.3	Summary of Economic Terms: Request by BOS-Odem Ltd. for NIS Loan from the First International Bank of Israel, Overdraft Terms on the Current Account at the First International Bank of Israel, Letter of Undertaking to First International Bank of Israel (translated from Hebrew) (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 29, 2018).
4.4	Compensation Policy for Directors and Officers (incorporated by reference to the Company’s Proxy Statement on Form 6-K filed on October 31, 2023).
4.5	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed on May 2, 2022)
4.6	Form of Ordinary Share Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed on May 2, 2022)
4.7	Sales Agreement dated September 15, 2025, by and between B.O.S Better Online Solutions Ltd. and A.G.P/Alliance Global Partners (incorporated by reference to the Company’s Report on Form 6-K filed on September 16, 2025.
8.1	List of subsidiaries (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 29, 2018).
11.1	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 20-F filed on April 14, 2014).
11.2	Trading Window Policy (incorporated by reference to the Company’s Annual Report on Form 20-F filed on March 31, 2025).
12.1*	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934.
23.1*	Consent of Fahn Kanne & Co. Grant Thornton Israel.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed on April 1, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.O.S. Better Online Solutions Ltd.

/s/ Eyal Cohen
Eyal Cohen
Chief Executive Officer

Date: March 31, 2026

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

- - - - - - - - - - - -

Fahn Kanne & Co.

Head Office

32 Hamasger Street

Tel-Aviv 6721118, ISRAEL

PO Box 36172, 6136101

T +972 3 7106666

F +972 3 7106660

www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

B.O.S Better Online Solutions Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (an Israeli corporation) and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment analysis

As described further in Note 2j and Note 8 to the consolidated financial statements, during the year ended December 31, 2025, the Company performed goodwill impairment analysis with respect to goodwill balance with a total carrying amount of $4.19 million (before the impairment loss) that was allocated to certain reporting unit at June 30, 2025 due to identification of negative factors (the interim impairment test), and at December 31, 2025, as part of the annual assessment (the annual impairment test). As part of the interim impairment test it was determined by management to recognize an impairment loss of $700 thousand and the annual analysis resulted an additional impairment loss of $500, totaling an aggregate goodwill impairment loss for the year ended December 31, 2025 in the amount of $1,200 related to this reporting unit. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. As part of the assessment, the Company chooses either to perform a qualitative assessment whether a goodwill impairment test is necessary or proceeds directly to the goodwill impairment test. When the Company decides or is required to perform the goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Management determined the fair value of the reporting unit using the income approach, which utilizes a discounted cash flow model The interim impairment test was based on a valuation performed by management and the annual impairment test was based on a valuation performed by management with the assistance of a third-party independent appraiser. Judgments and assumptions used in the discounted cash flow model in both 2025 assessments included projected cash flows including future revenues, expenses and capital expenditures, estimated weighted average cost of capital, short-term and long-term growth rates and market conditions. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified under Level 3 within the fair value hierarchy. We identified the goodwill impairment analysis as a critical audit matter.

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

Tel-Aviv, Israel

March 31, 2026

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$11,825	$3,368
Restricted cash deposits	98	185
Trade receivables (net of allowance for credit losses of $139 and $79 at December 31, 2025 and 2024, respectively)	15,638	11,787
Other receivable and prepaid expenses	1,440	1,150
Inventories	6,541	7,870

Total current assets	35,542	24,360

OTHER LONG TERM ASSETS:

Long term assets	128	177

Property and equipment, net	3,449	3,417

Operating lease right-of-use assets, net	926	779

Deferred tax assets	1,250	1,000

Other intangible assets, net	361	422

Goodwill	2,988	4,188

Total assets	$44,644	$34,343

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Short term loan and Current maturities of long-term loans	$775	$439
Operating lease liabilities, current	251	176
Trade payables	6,778	6,362
Employees and payroll accruals	1,266	1,087
Deferred revenues	3,129	2,003
Accrued expenses and other liabilities	983	598

Total current liabilities	13,182	10,665

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	972	980
Operating lease liabilities, non-current	768	576
Long-term deferred revenues	286	293
Accrued severance pay	732	498

Total long-term liabilities	2,758	2,347

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares: Authorized; 11,000,000 shares at December 31, 2025 and 2024, respectively; Issued and outstanding: 7,028,934 and : 5,792,559 shares at December 31, 2025 and 2024, respectively and additional paid-in capital	90,061	86,401
Shares to be issued	102	-
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(61,216)	(64,827)

Total shareholders’ equity	28,704	21,331

Total liabilities and shareholders’ equity	$44,644	$34,343

The accompanying notes are an integral part of the consolidated financial statements.

March 31, 2026
Date of approval of the financial statements

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Revenues	$50,569	39,949	$44,179
Cost of revenues	38,494	30,655	34,970

Gross profit	12,075	9,294	9,209

Operating costs and expenses:
Research and development	178	175	158
Sales and marketing	5,242	4,394	4,891
General and administrative	2,547	2,113	1,762
Other income	-	-	(52)
Impairment of Goodwill	1,200	707	-
Impairment of other Intangible assets	-	466	-

Total operating costs and expenses	9,167	7,855	6,759

Operating income	2,908	1,439	2,450

Financial income (expenses), net	590	(139)	(441)

Income before taxes on income	3,498	1,300	2,009
Taxes on income (tax benefit)	(113)	(1,000)	4

Net income	$3,611	2,300	$2,005

Basic net income per share	$0.59	0.40	$0.35

Diluted net income per share	$0.57	0.39	$0.34
Shares (in thousands) used in calculation of earnings per share:

Basic	6,161	5,756	5,727
Diluted	6,312	5,887	5,905

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares	Share capital and additional paid-in capital	Shares to be issued	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance at December 31, 2022	5,701,518	86,009	-	(243)	(69,132)	16,634
Share based compensation expense (see Note 13.c)		97	-	-	-	97
Exercise of options (see Note 13)	46,500	103	-	-	-	103
Net income	-	-	-	-	2,005	2,005

Balance at December 31, 2023	5,748,018	86,209	-	(243)	(67,127)	18,839
Share based compensation expense (see Note 13.c)		74	-	-	-	74
Exercise of options	23,333	50	-	-	-	50
Issuance of Ordinary Shares in connection with Prospectus Supplement (see Note 13.a.4)	21,208	68	-	-	-	68
Net income	-	-	-	-	2,300	2,300

Balance at December 31, 2024	5,792,559	86,401	-	(243)	(64,827)	21,331
Share based compensation expense (see Note 13.c)		42	-	-	-	42
Exercise of options and warrants (see Note 13)	1,236,375	3,618	-	-	-	3,618
Issuance of Ordinary Shares (see Note 13.a.4)		-	102	-	-	102
Net income	-	-	-	-	3,611	3,611

Balance at December 31, 2025	7,028,934	90,061	102	(243)	(61,216)	28,704

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$3,611	$2,300	$2,005

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	481	560	510
Impairment of Goodwill	1,200	707	-
Impairment of other intangible assets	-	466	-
Interest and currency fluctuation of loans	170	(1)	(69)
Severance pay, net	234	8	86
Share-based compensation expense	144	74	98
Decrease (Increase) in trade receivables, net	(3,851)	637	(1,590)
Decrease (Increase) in other accounts receivable and other long- term assets	(241)	(167)	515
Decrease (Increase) in inventories	1,329	(1,937)	453
Increase in Deferred Tax Assets	(250)	(1,000)	-
Decrease in operating lease right-of-use assets, net	241	247	304
Increase in operating lease liabilities	(121)	(242)	(354)
Increase (decrease) in trade payables	416	(1,347)	(274)
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	564	(367)	(11)
Increase (decrease) in advances deferred revenues	1,119	1,356	156

Net cash provided by operating activities	5,046	1,294	1,829

Cash flows from investing activities:

Purchase of property and equipment	(452)	(519)	(341)
Acquisition of Proteus and Microwave’s assets (Appendix A)	-	-	(431)

Net cash (used in) investing activities	(452)	(519)	(772)

Cash flows from financing activities:

Proceeds from issuance of shares, net	-	69	-
Proceeds from exercise of options and warrants	3,618	50	102
Proceeds from short and long-term loans	621	265	93
Repayment of short and long-term loans	(463)	(167)	(584)

Net cash provided by (used in) financing activities	3,776	217	(389)

Increase (decrease) in cash, cash equivalents and restricted cash	8,370	992	668
Cash, cash equivalents and restricted cash at the beginning of the year	3,553	2,561	1,893

Cash, cash equivalents and restricted cash at the end of the year	$11,923	3,553	$2,561

The accompanying notes are an integral part of the consolidated financial statement.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Supplemental disclosure of cash flow activities:

(a) Net cash paid during the year for:

Tax	$21	$-	$-

Interest	$97	$102	$118
(b) Non-cash activities:

Operating lease right-of-use assets	388	-	220
Operating lease liabilities	$388	$-	220
(c) Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	11,825	3,368	2,344
Restricted cash	98	185	217
Total cash, cash equivalents and restricted cash	$11,923	$3,553	2,561

Appendix A: Net cash used to pay for the acquisition of Proteus and Microwave’s assets (see Note 3):

April 1, 2023

Intangible assets, Net	$760
Accrued expenses	329
Net cash used to pay for the Acquisition	$431

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

In October 2023, Israel was attacked by Hamas, a terrorist organization, and entered a state of war on several fronts. In June 2025, following continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike targeting military and nuclear infrastructure inside Iran, aiming to disrupt Iran’s ability to coordinate or escalate hostilities and degrade its nuclear capabilities. Iran responded with multiple waves of drones and ballistic missiles targeting Israeli cities. While most were intercepted, some caused civilian casualties and infrastructure damage. The Israeli military conducted further operations against Iranian assets. As a result, a state of emergency was declared in Israel, resulting in consequences and restrictions on the Israeli economy, which included, among other things, partial or complete closure of businesses, a "closed skies" policy and other limitations. After 12 days of hostilities, a ceasefire between Israel and Iran was reached in June 2025. As of October 9, 2025, Israel and Hamas entered into a ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such agreements will hold.

After the reporting date, on Saturday, February 28, 2026, Israel and the United States launched a combined attack against government targets in Iran, following which Iran responded by firing missiles at Israel and other countries in the region. Following these developments, the terrorist organization Hezbollah opened fire on the State of Israel, which in response expanded the fighting front on the northern border. As a result, the Israeli government declared a special state of emergency in the home front throughout the country, including restrictions on gatherings and a reduction in economic activity except for essential workplaces until April 4, 2026.

As of the date of these financial statements,the conflict continues in parts of the region and management regularly monitors developments and acts in accordance with the guidelines of the various authorities. As of the approval date of these financial statements, the Company believes there is no significant impact on its activities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are used with respect to the impairment analysis of goodwill and other identifiable intangible assets, the net realizable value of inventory, the recognition of a deferred tax asset, and the applicable valuation allowance. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues and all of its subsidiaries’ revenues is denominated in U.S. dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters. All transaction gains and losses from the measurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

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

The inventory is valued at the lower of cost or net realizable value. Cost is determined using the moving average cost method. In 2025 and 2024, inventory write-down amounted to $784 and $563, respectively. Inventory write-offs and write-downs are provided to cover risks arising from slow-moving items or technological obsolescence.

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

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2025, the remaining intangible assets were comprised mainly of distribution rights.

For the year ended December 31, 2025, no impairment losses were identified with respect to intangible assets.

For the year ended December 31, 2024, the Company recognized an impairment loss in the amount of $189, with respect to intangible assets related to distribution rights acquired in 2023 as part of the acquisition of Proteus (see Note 3 below).

The impairment was made due to a certain representative announcement that it will not market its components through the Company starting November 16, 2024.

In addition, for the year ended December 31, 2024, the Company recognized an impairment in the amount of $277 regarding the remaining balance of “Customer relationship and Non-competition” related to the 2022 Dagesh acquisition.

Amortization is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Periods

Customer relationship	8.8
Non-competition	4
Distribution rights	8.8

j.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under ASC 350, Intangibles - Goodwill and Other (“ASC 350”), goodwill is not amortized but instead is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

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

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in three operating-based segments: the Intelligent Robotics division, the RFID division and the Supply Chain Solutions division. The Company’s goodwill was originally related to two different reporting units: the RFID division segment and the Intelligent Robotics, each of which represents a whole separate reporting unit. However, as of December 31, 2025 and 2024, there is a balance of goodwill related only to the RFID Division.

Under the RFID Division segment there is one reporting unit with an allocated goodwill amount of approximately $ 2,988 (after the impairment loss). The Company performed an impairment analysis as of December 31, 2024, using the income approach and concluded that the carrying value of such reporting unit exceeds its fair value and accordingly the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $707.

Due to certain negative factors such as decrease in revenue and profit. The Company performed an impairment analysis at an interim date as of June 30, 2025, and concluded that the carrying value of such reporting unit exceeds its fair value, accordingly the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $700, The interim impairment test was based on a valuation performed internally by management.

The annual analysis, as of December 31, 2025, resulted an additional impairment loss of goodwill with respect to such unit in the amount of $500, totaling an aggregate goodwill impairment loss for the year ended December 31, 2025, in the amount of $1,200, related to this reporting unit. The annual impairment test was based on a valuation performed by management with the assistance of a third-party independent appraiser.

The most significant assumptions and judgements used in the discounted cash flow model under the income approach for both 2025 impairment test were four years of projected cash flows including future revenues, expenses and capital expenditures, estimated weighted average cost of capital and short-term and long-term growth rate and market conditions. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified under Level 3 within the fair value hierarchy.

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

Severance expenses for years 2025, 2024 and 2023 amounted to $853, $332, and $417, respectively.

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

The Company records revenues net of any value added or sales tax.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	The Company generates its revenues primarily from the direct sale to customers of products such as electromechanical components and Automatic Identification Data Capture hardware manufactured by third parties. Revenues from sales of products are recognized at the point of time when the control of the product is transferred to the customer, mostly upon delivery to the customer, either at the Company’s premises, upon transfer to the customer’s carrier or upon delivery to the customer’s premises, as applicable to each contract.

2.	Revenues from service contracts are recognized over the contract’s period (for time-based services) or based on the amount of work performed (for on-site inventory count and similar services). Renewals of service support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the renewal period.

3.	Revenues from a robotics and automation projects are recognized at a point in time when a project is finally completed and the installation has been successfully carried out, as the control of such project is not eligible to be considered as transferred over time.

4.	Deferred revenues include unearned amounts received from customers (see Note 10) but not yet recognized as revenues.

For the years ended December 31, 2025, 2024 and 2023 the Company recognized revenue of approximately $1,876, $1,707 and $1,770, respectively, that was included in the deferred revenue balance at the beginning of each reporting period. As of December 31, 2025, the aggregate amount allocated to remaining unsatisfied performance obligations (deferred revenue) that the Company expects to recognize as revenue in future periods is $3,415 of which, $3,129 (92%) is expected to be recognized over the next 12 months (and presented as short-term balance), and the remainder amount of $286 is expected to be recognized through 2027.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely than not to be realized. Interest expense and potential penalties related to income taxes are included in the tax expense line item of the Company’s Consolidated Statements of Operations.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, trade receivables, and other accounts receivable.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, India , Europe and America. The Company generally does not require collateral, however a part of the Company’s customers outside of Israel are insured against customer nonpayment, through the Israeli Credit Insurance Company Ltd.

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

The expenses (income) related to the allowance for credit loss for the years ended December 31, 2025, 2024 and 2023 was $60, ($209) and $205, respectively.

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

Basic net income per share is calculated by dividing the net income for the year applicable to ordinary shareholders, by the weighted average number of Ordinary Shares outstanding during each year. Diluted net income per share is calculated based on the weighted average number of Ordinary Shares outstanding during each year, plus the potential dilution to Ordinary Shares considered outstanding during the year due to potential shares from the exercise of stock options or warrants, in accordance with ASC 260, Earning per Share. In computing diluted income per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of options or warrants.

The total number of Ordinary Shares related to outstanding options and warrants that was excluded from the calculations of diluted net earnings per share, since they were determined to have an anti-dilutive effect, was 0, 462,500 and 462,500 for the years ended December 31, 2025, 2024, and December 31, 2023, respectively.

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

The fair value for options granted in years 2025, 2024 and 2023 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2025	2024	2023

Risk-free interest	4.06%	4.33%	3.93%
Dividend yields	0	0	0
Volatility	35%	21%	42%
Expected option term	3.5 years	3.5 years	3.5 years

s.	Fair value of measurements:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities.

The Company also measures certain non-financial assets, consisting mainly of a certain reporting unit that include goodwill and intangible assets at fair value on a nonrecurring basis. These items are adjusted to fair value when they are considered to be impaired (see Note 8). Due to certain negative factors such as a decrease in revenue and profit the Company performed an impairment analysis at an interim date as of June 30, 2025 and concluded that the carrying value of such reporting unit exceeds its fair value. Accordingly, the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $700. The interim impairment test was based on a valuation performed internally by management.

As of December 31, 2025, the Company measured the fair value of one reporting unit with allocated goodwill in an amount of $ 3,488 that was allocated to a certain reporting unit. As of December 31, 2025, the analysis resulted in an impairment loss of goodwill with respect to such unit in the amount of $500, totaling an aggregate goodwill impairment loss for the year ended December 31, 2025 in the amount of $1,200, related to this reporting unit. The most significant assumptions used for the income approach for the June 2025 and December 2025 impairment test were four years of projected net cash flows, estimated weighted average cost of capital and a long-term growth rate.

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

The carrying amounts of the financial instruments included in the working capital of the Company (cash and cash equivalents, restricted bank deposits, trade receivables, other accounts receivable, trade payables, and other accounts payable) approximate their fair values due to the short-term maturities of such instruments.

The carrying value of long term loans is considered approximate to its fair value as their terms (mainly the interest rate) is considered close to current market terms.

t.	Cost of revenues, selling, marketing, general and administrative

Cost of revenues consist primarily of salaries, salary related expenses and costs of contractors and materials.

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

The Company had no material finance leases throughout the reporting periods

w.	Accounting Pronouncements Adopted During the Current Year

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 on Improvements to Income Tax Disclosures that require greater disaggregation of income tax disclosures to the income tax rate reconciliation and income taxes paid. The updates are effective for annual periods beginning after December 15, 2024.

The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. The adoption of this guidance did not have material effect on the consolidated financial statements other than the addition of certain disclosure – see Note 14 below.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently issued accounting pronouncements, not yet adopted

1.	In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026, and may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company intends to apply the guidance in fiscal year 2027. The Company is currently assessing the impact of the disclosure of this standard.

2.	In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05), which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. The Company is currently assessing the impact of the disclosure of this standard.

3.	In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350-40): Targeted Improvements (ASU 2025-06). ASU 2025-06 provides updated guidance clarifying the capitalization of costs related to internal-use software, including enhanced guidance on cloud computing arrangements. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements

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

On April 2, 2023, Proteus sold the Company its share in the joint activity in consideration of $723, of which $138 was paid on signing and the rest was paid in monthly installments during a two-year period.

Pursuant to the sale agreement, Proteus was required to gradually phase out its marketing and sale of the products until the end of 2023.

During 2024, the Company recognized an impairment in the amount of $189 regarding the remaining balance of Distribution rights related to the 2023 Proteus acquisition.

B.	Acquisition of certain distribution rights

On May 31, 2023, the Company entered into an agreement with Microwave Ltd. for the purchase of its distribution rights for certain products, in consideration of $38, paid at signing.

NOTE 4A: CASH

	December 31,
	2025	2024

Denominated in U.S. dollar (*)	$2,689	2,137
Denominated in New Israeli Shekel	8,914	1,226
Denominated in other currencies	222	5
	$11,825	$3,368

(*)	As of December 31, 2025, including short-term bank deposits for a period less than 3 months at an average interest rate of 7.25%.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4B:- OTHER RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2025	2024

Government authorities	$430	$173
Advances to suppliers	615	655
Prepaid expenses	285	248
Other	110	74

	$1,440	$1,150

NOTE 5:- INVENTORIES:

	December 31,
	2025	2024

Raw materials	$199	$200
Inventory in progress	1,737	1,559
Finished goods	4,605	6,111

	$6,541	$7,870

(*)	The inventory balance as of December 31, 2025, and 2024 is presented net of an allowance for slow inventory in the amounts of $2,215 and $2,999, respectively.

NOTE 6:- OTHER LONG TERM ASSETS

	December 31,
	2025	2024

Prepaid expenses	$108	$162
Other	$20	$15

	$128	$177

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY AND EQUIPMENT, NET:

	December 31,
	2025	2024
Cost:
Buildings	$2,261	$2,251
Computers and software	1,560	1,520
Machines	644	634
Office furniture and equipment	590	563
Leasehold improvements	1,310	1,307
Motor Vehicles	1,477	1,115

	$7,842	$7,390

Accumulated Depreciation:
Buildings	$199	$137
Computers and software	1,472	1,387
Machines	619	599
Office furniture and equipment	431	418
Leasehold improvements	941	856
Motor Vehicles	731	576

	$4,393	$3,973

Property and equipment, net	$3,449	$3,417

Depreciation expenses amounted to $420, $370 and $343 for the years ended December 31, 2025, 2024 and 2023, respectively. Depreciation expenses are recorded in Cost of revenues, sales and marketing, and General and administrative. Additional equipment was purchased in amounts of $452, $519 and $341 for the years ended December 31, 2025, 2024 and 2023, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

Intangible assets are amortized based on the straight-line method for their remaining useful life.

	Distribution rights	Customers’ relationship	Non-competition	Total
Balance as of January 1 and December 31, 2023	696	239	143	1,078
Changes during 2024
Acquisition during 2024
Amortization	(85)	(35)	(70)	(190)
Impairment of Intangible Assets	(189)	(204)	(73)	(466)
Balance as of January 1 and December 31, 2024	422	-	-	422
Changes during 2025
Acquisition during 2025	-	-	-	-
Amortization during 2025	(61)	-	-	(61)
Balance as of December 31, 2025 (*)	$361	-	-	$361

B.

1. Amortization expenses amounted to $61, $190 and $168 for the years ended December 31, 2025, 2024 and 2023, respectively.

2. For the year ended December 31, 2025, no impairment losses were identified with respect to intangible asset

During 2024, the Company recognized an impairment in the amount of $189 regarding the remaining balance of suppliers’ relationships related to the 2023 Proteus acquisition (see Notes 3a and 2i) and an amount of $277 regarding the remaining balance of customers’ relationships and Non-competition related to the 2022 Dagesh acquisition (see Note 2i).

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

C.	The changes in the carrying amount of goodwill for the years ended December 31, 2025, and 2024 are as follows:

Goodwill
Balance as of January 1 and December 31, 2023	4,895
Changes during 2024
Acquisition during 2024	-
Impairment of Goodwill (See Note 2j)	(707)
Balance as of January 1 and December 31, 2024	4,188
Changes during 2025
Acquisition during 2025	-
Impairment of Goodwill (See Note 2j)	(1,200)
Balance as of December 31, 2025 (*)	$2,988

(*)	As of December 31, 2025, the entire remaining balance of goodwill relates to the RFID segment (see Note 16)

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES:

	December 31,
	2025	2024

Professional services	132	99
Tax accruals	544	122
Agent Fees	4	311
Other	303	66
	$983	$598

NOTE 10:- DEFERRED REVENUES:

	December 31,
	2025	2024

Advanced payments from customers	2,398	1,529
Service contracts	650	617
Other	367	150
Total	3,415	2,296
Less- long term deferred revenue related to service contract	(286)	(293)
	$3,129	$2,003

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHORT TERM AND LONG-TERM LOANS, NET OF CURRENT MATURITIES:

Classified by linkage terms and interest rates, the total amount of the long term loans is as follows:

Loan currency	Weighted interest rate as of December 31, 2025	December 31,
	%	2025	2024

New Israeli Shekel	7.75%	$1,120	$1,419

Less - current maturities		(148)	(439)

		$972	$980

1.	In October 2017, the Company and its Israeli subsidiaries entered into an agreement with First International Bank of Israel Ltd. (hereinafter – the Bank), for the provision of credit facilities.

The Bank loan agreement includes covenants to maintain certain financial ratios related to shareholders’ equity, EBITDA, and operating results. The Bank credit facilities are secured by a first ranking fixed charge on any unpaid share capital of the Company, the goodwill of the Company, any insurance entitlements in the Company’s assets pledged thereunder, and floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future. As of December 31, 2025, the Company met the covenants set forth in the agreement.

2.	The total amount to be repaid by the Company is as follows:

December 31, 2025
Payment schedule
2026	148
2027	128
2028	128
2029	128
2030 - 2034 (*)	588
Total	$1,120

(*)	The total amount to be repaid by the Company every year from 2030 until 2034.

(**)	As of December 31, 2025, the Company and its subsidiaries had an unutilized short term credit line in the amount of $1,494, bearing an annual interest of 7.25%.

3.	On December 18,2025 the Company obtained a short-term bank loan in the amount of NIS 2,000,000 (approximately $621,000), bearing interest at an annual rate of 7.25%. The loan was fully repaid in January 2026.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

1.	Royalty commitments:

Under the Company’s research and development agreements with the Israel Innovation Authority (the IIA) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the IIA. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the IIA after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate applicable to dollar deposits at the time the grants are received. No grants were received since 2007. As of December 31, 2025, the Company has an outstanding contingent obligation to pay royalties to the IIA, including interest, in the amount of approximately $3,603, with respect to the grants. Since year 2012, the developed software for which the grant was received is no longer being sold and is not expected to be sold in the future. Accordingly no royalty expenses were recorded during the respective years, and the Company anticipates that no royalties will be paid in the future.

2.	Litigation: As of March 15, 2026, the Company is not a party to any material legal proceedings.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	Ordinary Shares: Composition of shareholders’ equity:

1.	Issuance of Ordinary Shares in connection with a Securities Purchase Agreement:

On May 16, 2019, the Company entered into and closed a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1,000 and $65 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants were exercisable for 3.5 years and were subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased in the private placement. Vesting of all of the warrants was to be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital. In addition, the Company issued 60,000 warrants as fees to a placement agent. On October 23, 2022, the Company extended the contractual term of the warrants by an additional three years. During the year ended December 31, 2025, all the warrants have been exercised into 300,000 Ordinary Shares of the Company. The net cash received by the Company amounted to $990.

2.	Issuance of Ordinary Shares in connection with Prospectus Supplement filed on December 30, 2020:

On January 4, 2021, the Company entered into a definitive agreement with several institutional investors for the purchase and sale of 800,000 Ordinary Shares and 720,000 warrants to purchase Ordinary Shares at a combined purchase price of $2.50 in a registered direct offering with a total gross amount of $2,000 or $1,841 net of issuance expenses. The warrants have an exercise price of $2.75 per share, are immediately exercisable and have a five-year term. During the year ended December 31, 2025, all the warrants have been exercised into 720,000 Ordinary Shares of the Company. The net cash received by the Company amounted to $1,980.

3.

	As of December 31, 2025		As of December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary Shares with no par value (*)	11,000,000	7,028,934	11,000,000	5,792,559

(*) At the Annual General Meeting of shareholders held on December 15, 2022, it was approved to increase the Company’s authorized share capital by 3,000,000 Ordinary Shares, from 8,000,000 authorized shares to 11,000,000 authorized shares. The Ordinary Shares have no nominal value and rank pari-passu in all respects.

4.	On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one Ordinary Share and one half warrant to purchase an Ordinary Share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per Ordinary Share and are exercisable into Ordinary Shares over a five-year term. The sale of the units was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses. The Company issued 8,100 warrants as fees to a placement agent. As of December 31, 2025, 5,000 warrants have been exercised into 5,000 Ordinary Shares of the Company. The net cash received by the Company amounted to $11.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Warrants to shareholders

The Company’s outstanding warrants to shareholders as of December 31, 2025, are as follows:

Outstanding and exercisable warrants	Weighted average exercise price of outstanding warrants	Weighted average Remaining contractual life (years)
228,100	2.2	1.33

Outstanding and exercisable warrants	Issuance Date	Last Date to Exercise	Exercise Price	Remaining contractual life (years)
228,100	03/05/2022	02/05/2027	2.20	1.33

c.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Israeli Stock Option Plan or the Plan. On December 2012, the Company’s shareholders approved a 10 year extension to the Plan, according to which the Board of Directors was able to grant options under the Plan through May 31, 2023. On May 28, 2023, the Company’s Board of Directors approved a 10 year extension to the Plan, according to which the Board of Directors may grant options under the Plan through May 31, 2033.

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

On December 15, 2022, the Company’s shareholders approved an increase of the number of Ordinary Shares available for issuance under the Plan, by 300,000 to a total of 1,000,000 Ordinary Shares.

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

In the year 2025, the Company issued to its directors and officers a total of 25,000 options to purchase Ordinary Shares.

In the year 2024, the Company issued to its directors and officers a total of 37,500 options to purchase Ordinary Shares.

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

As of December 31, 2025, there are 180,700 options available for future grants under the Plan. Each option granted under the Plan expires five years from the date of the grant. The options generally vest gradually over a period of up to three years.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s employee and director stock option activity and related information for the year ended December 31, 2025, 2024, 2023 is as follows:

	2025		2024		2023
	Number of options	Weighted- average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted- average exercise price

Outstanding - beginning of year	315,000	$2.96	300,833	$2.89	347,333	$2.79
Changes during the year:
Granted	25,000	$3.92	37,500	$2.97	-	$-
Exercised	(211,375)	$3.01	(23,333)	$2.14	(46,500)	$2.16
Forfeited	(2,500)	$2.78	-	$-	-	$-
Outstanding - year end	126,125	$3.07	315,000	$2.96	300,833	$2.89
Vested and expected to vest	76,124	$2.81	248,333	$3.04	183,333	$2.95
Exercisable at year end	76,124	$2.81	248,333	$3.04	156,666	$3.09

During the years 2025, 2024, and 2023, stock-based compensation expense related to employees and directors stock options amounted to $42, $74, and $98 respectively, and is included in general and administrative expenses within the statement of operations.

Below are the issuances of shares and options during the reports periods:

●	On August 8, 2024, the Company issued to its director and officers, a total of 37,500 options.

●	On December 5, 2024, the Company issued to its CEO, 21,208 shares.

●	On May 25, 2025, the Company issued to its director and officers, a total of 25,000 options.

●

During 2025, the Company approved bonuses for its Chief Executive Officer and Chief Financial Officer in the amount of $102 thousand, in recognition of their services rendered during the year. Each bonus was payable in Ordinary Shares, issued on the date of approval by the shareholders – October 2025. The number of shares issued was calculated based on a price per share equal to the volume-weighted average closing price of the Company’s Ordinary Shares on NASDAQ during the 20 trading days preceding the date of the approval of the bonus by the Board. Each bonus is subject to a clawback in accordance with the Company’s Compensation Policy. The related shares were issued in 2026.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $1.25, $0.87 and $0, respectively. The weighted-average grant-date fair value of unvested options as of December 31, 2025, was $1.06. The aggregate intrinsic value of the outstanding options in each of the years ended December 31, 2025, 2024 and 2023 was $188, $129 and $0. The aggregate intrinsic value represents the total intrinsic value (the difference between the fair market value of the Company’s Ordinary Shares on December 31 of the respective year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on such date.

During the years ended December 31, 2025, 2024 and 2023, exercised options amounted to a total of 211,375, 23,333 and 46,500, respectively. As of December 31, 2025 and 2024, there were a total of $41 and $52 respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s Plan. That cost is expected to be recognized through 2026 until 2028.

Options granted to employees and directors that are outstanding as of December 31, 2025, broken into exercise prices, are as follows:

				Weighted average
	Options	Weighted	Options	Remaining
	outstanding	average	exercisable	Contractual
	as of	remaining	as of	life of options
Exercise	December 31,	contractual	December 31,	exercisable
Price	2025	life (years)	2025	(years)

2.245	31,667	1.95	31,667	1.95
2.968	30,834	3.64	5,833	3.64
3.251	7,500	0.81	7,500	0.81
3.252	31,124	0.81	31,124	0.81
3.876	10,000	4.40	-	4.40
3.986	15,000	4.21	-	4.21

Grand Total	126,125	2.48	76,124	1.50

See also Note 2r regarding the assumptions utilized for the un measurement of the fair value of stock options at the grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME:

a.	Corporate tax rates in Israel

Taxable income of the Company is subject to a corporate tax rate of 23% in 2023, 2024 and 2025.

b.	Loss carry-forward:

The Company and its Israeli subsidiaries have accumulated business losses for Israeli income tax purposes as of December 31, 2025, in the amount of approximately $21,700. In general, these losses may be carried forward and offset against taxable business income and capital gains in the business in the future for an indefinite period. In addition, the Company and its Israeli subsidiaries have accumulated capital loses in the amount of approximately $29,740. Such capital losses may be carried forward and offset against taxable capital gains in the future for an indefinite period.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2025	2024
Net operating loss carry-forward (1)	$4,991	$6,180
Net capital loss carry-forward (1)	6,840	6,840
Allowances and provisions	277	202
Intangible assets, net	310	(124)

	12,418	13,098

Valuation allowance (2)	$(11,168)	$(12,098)

Net deferred tax Assets	$1,250	$1,000

(1)	See Note 14b.

(2)

Up and until December 31, 2023, the Company has provided full valuation allowances on deferred tax assets that result from tax loss carry forward and other reserves and allowances due to its history of operating and capital losses and uncertainty about the ability to realize these deferred tax assets in the future.

In the year 2024, the Company recognized a deferred tax asset for the first time in recent years in the amount of $1,000, resulting from the possibility of utilizing losses carried forward in one of the group companies. In the year 2025, the Company increased the deferred tax asset by an additional $250. The total deferred tax asset was recorded in the amount of $1,250, which is expected to be utilized in 2025-2027.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,
	2025	2024	2023

Current	$137	-	$4
Deferred	(250)	(1,000)
Other	-	-	-

	$(113)	(1,000)	$4

Domestic	$(141)	(1,000)	$-
Foreign	28	-	4

	$(113)	(1,000)	$4

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$3,433	1,321	$1,990
Foreign	65	(21)	19

	$3,498	1,300	$2,009

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items between the statutory tax rate of the Company and the effective tax rate for the year ended December 31, 2024 and 2023 (prior the adoption of ASU 2023-09), were the non-recognition on some of the tax benefits from accumulated net operating losses carry forward among the Company and various subsidiaries due to uncertainty of the realization of such tax benefits in future years.

The following table presents the reconciliation between the Company’s theoretical income tax and effective income tax for the year ended December 31, 2025, after the adoption of ASU 2023-09:

	2025
	Amount	Percent

Income before taxes	3,498	$100%

Israel Statutory Tax rate	805	$23%
Change in Valuation allowance	(930)	$(27)%
Previous years' taxes	21	$1%
Other	(9)	$(1)%

	(113)	$(3)%

g.	Tax assessments:

The Company and all of its’ subsidiaries have final tax assessments through 2020.

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

As of December 31, 2025 and 2024, there is no balance of uncertain tax positions.

In accordance with the Company’s accounting policy, tax expense line of the Company’s Consolidated Statements of Operations includes interest expense and potential penalties related to income taxes.

NOTE 15:- SUPPLEMENTAL INFORMATION TO STATEMENTS OF OPERATIONS

a.	Financial expenses:

	Year ended December 31,
	2025	2024	2023

Financial income (expenses):
In respect of interest loans and bank fees	(673)	(197)	(402)
Other (mainly foreign currency differences)	1,263	58	(39)

	590	(139)	(441)

	$590	(139)	$(441)

The following table sets forth the computation of basic and diluted net income per share:

b.	Net earnings per share:

	Year ended December 31,
	2025	2024	2023
1. Numerator:
Income (loss)	$3,611	2,300	$2,005

Net income (loss) available to Ordinary shareholders	$3,611	2,300	$2,005

2. Denominator (in thousands):

Basic weighted average Ordinary shares outstanding (in thousands)	6,161	5,756	5,727
Diluted weighted average Ordinary shares outstanding (in thousands)	6,312	5,887	5,905

Basic income (loss) per share	$0.59	0.40	$0.35
Diluted income (loss) per share	$0.57	0.39	$0.34

c.	The Company has employee options and warrants “in the money” (ITM) that were considered in calculating the number of diluted shares.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company manages its business in three reportable segments, consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment.

The Chief Operation Decision Maker (CODM) is the CEO of the Company, who makes financial decisions and allocates resources, based on the information he receives from its internal management system. For all of the segments, the CODMs uses segment operating income in the annual budget and forecasting process. The CODM considers budget-to-actual forecast variances for operating income on a monthly basis for evaluating performance of each segment and making decisions about allocating capital and other resources to each segment. The Company applies ASC 280, Segment Reporting.

a.	Revenues, gross profit, and for the operating segments for the years 2025, 2024 and 2023 were as follows:

	RFID Division		Intelligent Robotics		Supply Chain Solutions	Intercompany	Consolidated
2025
Revenues from external customers		$13,587		$1,847	$35,545	$(410)	$50,569
Cost of revenues, net of allowance		$10,687		$1,417	$27,668	$(410)	$39,362
Allowance for slow inventory	$		$		$(868)	$-	$(868)
Gross profit		$2,900		$430	$8,745	$-	$12,075
Allocated operating expenses		$3,565		$276	$4,337	$-	$8,178
Segment profit (loss)		$(665)		$154	$4,408	$-	$3,897
Unallocated operating expenses[1]						-	$989
Financial income , net							$590
Income before taxes on income							$3,498
Tax on income							$(113)
Net Income							$3,611

2024
Revenues from external customers		$12,877		$1,410	$25,829	$(167)	$39,949
Cost of revenues, net of allowance		$9,344		$1,079	$19,763	$(167)	$30,019
Allowance for slow inventory	$		$		$636	$-	$636
Gross profit		$3,533		$331	$5,430	$-	$9,294
Allocated operating expenses		$3,257		$274	$3,527	$-	$7,058
Segment profit		$276		$57	$1,903	$-	$2,236
Unallocated operating expenses[1]							$797
Financial expenses							$139
Income before taxes on income							$1,300
Tax on income							$(1,000)
Net Income							$2,300

2023
Revenues from external customers		$13,713		$1,742	$28,845	$(121)	$44,179
Cost of revenues, net of allowance		$10,534		$1,557	$22,830	$(121)	$34,800
Allowance for slow inventory		$-		$-	$170	$-	$170
Gross profit		$3,179		$185	$5,845	$-	$9,209
Allocated operating expenses		$2,150		$258	$3,675	$-	$6,083
Segment profit (loss)		$1,029		$(73)	$2,170	$-	$3,126
Unallocated operating expenses[1]							$676
Financial expenses							$441
Income before taxes on income							$2,009
Tax on income							$4
Net Income							$2,005

[1]	Unallocated operating expenses consist primarily of legal fees, office expenses, and public company expenses

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues for the years 2025, 2024 and 2023 based on the location of customers, and long-lived assets based on major geographic areas in which the Company operates:

	Year ended December 31,
	2025		2024		2023
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets *	revenues	assets *	revenues	assets *

Israel	$46,195	3,449	36,156	3,417	$38,125	$3,268
East Asia	5	-	75	-	1,331	-
India	1,630	-	1,414	-	1,726	-
America	1,348	-	1,067	-	1,433	-
Europe	1,391	-	1,236	-	1,513	-
Rest of the world	-	-	1	-	51	-
	$50,569	3,449	39,949	3,417	$44,179	$3,268

(*)	Long-lived assets balance comprised of property and equipment, net (it does not include intangible assets and goodwill).

c.	During 2024 and 2023 there were no major customers. During 2025 the Company had one major customer.

d.	In the following table, revenue is disaggregated by timing of revenue recognition for the years ended December 31, 2025, 2024, 2023:

	RFID Division	Intelligent Robotics	Supply Chain Solutions	Intercompany	Consolidated
2025
At a point of time	$12,172	$1,847	$35,545	$(410)	$49,154
Over a period of time	$1,415	$-	$-	$-	$1,415
Total	$13,587	$1,847	$35,545	$(410)	$50,569

2024
At a point of time	$11,523	$1,410	$25,829	$(167)	$38,595
Over a period of time	$1,354	$-	$-	$-	$1,354
Total	$12,877	$1,410	$25,829	$(167)	$39,949

2023
At a point of time	$12,027	$1,742	$28,845	$(121)	$42,493
Over a period of time	$1,686	$-	$-	$-	$1,686
Total	$13,713	$1,742	$28,845	$(121)	$44,179

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- LEASES:

The Company has operating leases for office space, warehouses, and car leases. The Company determines if a contract contains a lease at inception or modification of a contract. The leases generally do not provide an implicit interest rate, and therefore the Company’s incremental borrowing rate as the discount rate is used when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease within a particular currency environment. Most of the leases contain rental escalation, renewal options and/ or termination options that are factored into the determination of lease payments as appropriate. Variable lease payment amounts that cannot be determined at the commencement of the lease are not included in the right-to-use assets or liabilities. Most of the operating leases of the Company do not include significant nonlease components.

During 2025, the Company entered into lease agreements for several vehicles and also entered into a new lease agreement for a warehouse facility. The leases have original lease periods expiring during 2029. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably certain.

The following table presents the lease balances within the Consolidated Balance Sheet as of December 31, 2025 and 2024:

	Classification on the Balance Sheet	Year ended December 31, 2025
Assets:
Operating lease assets	Operating lease right of use assets, net	926
Liabilities:
current
Operating lease liabilities	Operating lease liabilities, current	251
Long term
Operating lease liabilities	Operating lease liabilities, non-current	768

Remaining Lease Term
Vehicles		0.46 - 3.84 years
Facilities rent		0.75 - 8.59 years

Weighted Average Discount Rate
Vehicles		6.02%
Facilities rent		6.07%

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

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- LEASES (Cont.)

The following table reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under non-cancelable operating leases with terms of more than one year to the total operating lease liabilities recognized on our Consolidated Balance Sheet as of December 31, 2025:

2026	305
2027	233
2028	197
2029	125
2030	79
2031 - 2034	312
1,251
Less: imputed interest	(232)
Present value of lease liabilities	1,019

Expense under operating leases was $306 and for the years ended December 31, 2025 and 2024 respectively, the Company was not required to pay any variable lease payments in the reported periods. Operating income in the Consolidated Statement of Operations includes operating lease costs. Short-term lease costs were not material.

NOTE 18:- SUBSEQUENT EVENTS:

In March 2026, as part of a settlement agreement, Qpaz Technologies Ltd. and Keren Lahav 3 L.P. (together, "the Counterparties") exercised a put option under a joint venture agreement dated August 26, 2024, pursuant to which the Company and Qpaz Technologies Ltd. had partnered for the sale of wire products for the defense and aviation industries.

Pursuant to the exercise of the put option, the Company acquired from the Counterparties their rights and obligations under the joint venture agreement for a total consideration of New Israeli Shekel 2,000,000 (approximately $641,000).